As filed with the Securities and Exchange Commission on April 18, 2016

Registration No. 333-208187

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 4 TO

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ENERGY TRANSFER CORP LP

(Exact Name of Registrant as Specified in its Charter)

Delaware	4922	47-4466462
(State or other jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

8111 Westchester Drive

Dallas, Texas 75225

(214) 981-0700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Thomas E. Long

Group Chief Financial Officer

Energy Transfer Equity, L.P.

8111 Westchester Drive

Dallas, Texas 75225

(214) 981-0700

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David A. Katz David K. Lam Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000	William N. Finnegan IV Debbie P. Yee Latham & Watkins LLP 811 Main Street, Suite 3700 Houston, Texas 77002 (713) 546-5400	Sarah C. Miller Senior Vice President, General Counsel and Corporate Secretary The Williams Companies, Inc. One Williams Center Tulsa, Oklahoma 74172 (918) 573-2000	Richard Hall Minh Van Ngo Cravath, Swaine & Moore LLP 825 Eighth Ave. New York, New York 10019 (212) 474-1000	Steven K. Talley Gibson, Dunn & Crutcher LLP 1801 California Street Denver, Colorado 80202 (303) 298-5700

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effectiveness of this registration statement and the satisfaction or waiver of all other conditions to the closing of the merger described herein.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this document is not complete and may be changed. Energy Transfer Corp LP may not issue the securities described herein until the registration statement filed with the Securities and Exchange Commission is effective. This document is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 18, 2016

[DATE]

MERGER PROPOSAL—YOUR VOTE IS VERY IMPORTANT

EXPLANATORY NOTE

On September 28, 2015, The Williams Companies, Inc. (“WMB”) entered into an Agreement and Plan of Merger (the “merger agreement”) with Energy Transfer Equity, L.P. (“ETE”), Energy Transfer Corp LP (“ETC”), Energy Transfer Corp GP, LLC (“ETC GP”), LE GP, LLC (“LE GP”) and Energy Transfer Equity GP, LLC (“ETE GP”). The merger agreement provides that WMB will be merged with and into ETC (the “merger”), with ETC surviving the merger. ETE formed ETC as a limited partnership that will be treated as a corporation for U.S. federal income tax purposes. Immediately following the effective time of the merger (the “effective time”), LE GP will merge with and into ETE GP (the “GP merger” and, together with the merger, the “mergers”), with ETE GP surviving the GP merger and becoming the general partner of ETE. ETC will serve as the managing member of ETE GP.

At the effective time, each issued and outstanding share of WMB common stock (other than shares of WMB common stock held by WMB, subsidiaries of WMB, ETC and its affiliates and shares of WMB common stock for which the holder thereof has properly demanded appraisal under Delaware law (and who does not fail to perfect or otherwise effectively withdraw their demand or waive or lose the right to appraisal)) will be cancelled and automatically converted into the right to receive, at the election of each WMB stockholder (subject to the election and proration procedures described below):

•	$8.00 in cash and 1.5274 common shares representing limited partner interests in ETC (“ETC common shares”) (the “mixed consideration”); or

•	1.8716 ETC common shares (the “share consideration”); or

•	$43.50 in cash (the “cash consideration”).

WMB stockholders that elect to receive the share consideration or the cash consideration will be subject to proration to ensure that the aggregate number of ETC common shares and the aggregate amount of cash paid in the merger will be the same as if all electing WMB shares received the mixed consideration. The receipt of the merger consideration is expected to be tax-free to the WMB stockholders, except with respect to any cash received. In addition, WMB is entitled to declare a special, one-time dividend of $0.10 per share of WMB common stock, to be paid to holders of record immediately prior to the closing of the merger and contingent upon consummation of the merger.

In connection with the merger, ETE will acquire a number of ETC common shares at the exchange ratio associated with the share consideration, in exchange for the amount of cash needed by ETC to fund the cash portion of the merger consideration (the “Parent Cash Deposit”), and, as a result, based on the number of shares of WMB common stock outstanding as of the date of this proxy statement/prospectus, ETE will own approximately 19% of the outstanding ETC common shares immediately after the effective time (which percentage becomes 17% after giving effect to the anticipated grant of awards under the Energy Transfer Corp LP 2016 Long-Term Incentive Plan following the merger).

Immediately following the completion of the mergers, ETC will contribute substantially all of the assets and liabilities it assumed from WMB through the merger to ETE (the “WMB Contribution” and, together with the merger and the other transactions contemplated by the merger agreement, the “merger transactions”) in exchange for the issuance by ETE to ETC of a number of Class E units, a new class of units representing limited partner interests in ETE (the “ETE Class E units”), equal to (i) the number of ETC common shares issued to the WMB stockholders in the merger plus (ii) the number of ETC common shares issued to ETE in consideration for the Parent Cash Deposit.

Each ETC common share issued in connection with the merger transactions will have attached to it one contingent consideration right (a “CCR”). The CCR will provide each CCR holder with the right to receive ETC common shares or a cash payment, at ETE’s election, should the average of the daily volume-weighted average price for common units representing limited partner interests in ETE (the “ETE common units”) on the New York Stock Exchange (“NYSE”) (“ETE common units VWAP”) be greater than the average of the daily volume-weighted average price for ETC common shares on the NYSE (“ETC common shares VWAP”) for a period of 23 months following the 20th trading day after the closing date of the merger (the “measurement period”). If the ETC common shares VWAP is less than the ETE common units VWAP for the measurement period (such difference, a “shortfall amount”), then each outstanding CCR will be automatically cancelled and converted into the right to receive a shortfall payment, which will be settled in ETC common shares or cash, at ETE’s election, and ETE will issue a number of ETE Class E units to ETC equal to the number of ETC common shares so issued, if any. If, however, the ETC common shares VWAP is equal to or greater than the ETE common units VWAP for the measurement period, then each outstanding CCR will be immediately and automatically cancelled and no consideration of any kind will be delivered to CCR holders, and ETE will cancel a portion of the ETE Class E units held by ETC based on the amount of such difference, thereby reducing ETC’s ownership interest in ETE. The CCRs will be automatically cancelled and extinguished prior to the end of the measurement period, without any consideration of any kind being delivered to the CCR holders, if (1) the ETC common shares VWAP is greater than the ETE common units VWAP for 20 consecutive trading days and (2) the ETC common shares VWAP is equal to or greater than the ETE common units VWAP for a period beginning on the twenty-first trading day after the effective date of the merger and ending on the twentieth such trading day as mentioned above. The CCRs will trade with the ETC common shares and will not be separable or separately traded and will have no separate voting rights.

On September 28, 2015, the board of directors of WMB (the “WMB Board”) (a) approved and declared advisable and resolved to recommend to its stockholders the adoption of the merger agreement, the merger and the other merger transactions and (b) declared that it is in the best interests of the WMB stockholders for WMB to enter into the merger agreement and consummate the merger and the other merger transactions.

Prior to the merger, WMB will hold a special meeting of its stockholders (the “special meeting”) for the WMB stockholders to approve (a) the adoption of the merger agreement and the transactions contemplated thereby, including the merger (the “Merger Proposal”) and (b) the adjournment of the special meeting from time to time, if necessary or appropriate to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the merger agreement (the “Adjournment Proposal”). At the special meeting, the WMB stockholders will also cast a non-binding, advisory vote to approve the compensation that may be paid or become payable to WMB’s named executive officers as a result of the merger (the “Compensatory Proposal”).

The WMB Board set             as the record date (the “Record Date”) for determining holders of WMB common stock entitled to vote at the special meeting. If you are a record holder of outstanding WMB common stock as of the close of business on the Record Date, you may vote at the special meeting. See the section titled “The Special Meeting” beginning on page 89 of this proxy statement/prospectus. The affirmative vote of holders of at least a majority of the outstanding shares of WMB common stock is required to approve the Merger Proposal. The affirmative vote of a majority of the votes cast affirmatively or negatively on the Compensatory Proposal is required to approve, on an advisory basis, the Compensatory Proposal, but this vote will not be binding on WMB, the WMB Board or any of the WMB Board’s committees. The approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast on the Adjournment Proposal at the special meeting, regardless of whether a quorum is present.

This proxy statement/prospectus provides you with detailed information about the merger agreement, the merger transactions and related matters. ETC and WMB encourage you to read the entire document carefully. In particular, please read the “Risk Factors” section beginning on page 37 of this proxy statement/prospectus for a discussion of risks relevant to the merger, ETC, ETE and the combined company.

Frank T. MacInnis

Chairman of the Board of Directors of WMB

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE ETC COMMON SHARES OR THE ATTACHED CCR TO BE ISSUED IN THE MERGER OR DETERMINED IF THIS PROXY STATEMENT/PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this proxy statement/prospectus is         and it was first mailed to WMB stockholders on or about         .

One Williams Center

Tulsa, Oklahoma 74172

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON             ,

To the Stockholders of The Williams Companies, Inc.:

Notice is hereby given that a special meeting of stockholders (the “special meeting”) of The Williams Companies, Inc. (“WMB”) will be held on             at             , local time, at             to consider and vote upon the following proposals:

Proposal 1: to approve the adoption of the Agreement and Plan of Merger (the “merger agreement”) among Energy Transfer Equity, L.P., Energy Transfer Corp LP (“ETC”), Energy Transfer Corp GP, LLC, LE GP, LLC, Energy Transfer Equity GP, LLC and WMB, and the transactions contemplated thereby, including the merger of WMB with and into ETC (the “merger”) (the “Merger Proposal”);

Proposal 2: to approve, on an advisory (non-binding) basis, specified compensatory arrangements between WMB and its named executive officers relating to the transactions contemplated by the merger agreement (the “Compensatory Proposal”); and

Proposal 3: to approve the adjournment of the special meeting from time to time, if necessary or appropriate to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the Merger Proposal (the “Adjournment Proposal” and, together with the Merger Proposal and the Compensatory Proposal, the “Proposals”).

The above Proposals and related transactions are described in detail in the accompanying proxy statement/prospectus, which you should read before you vote. If the Merger Proposal is not approved by the WMB stockholders, the merger cannot be completed.

Only holders of record of WMB common stock at the close of business on             will be entitled to notice of and to vote at the special meeting and any adjournments or postponements thereof.

Your vote is very important. To ensure your representation at the special meeting, complete and return the enclosed proxy card or submit your proxy by telephone or the Internet. Please submit a proxy promptly whether or not you expect to attend the special meeting. Submitting a proxy now will not prevent you from revoking the proxy and voting in person at the special meeting. If your shares are held in the name of a bank, broker or other nominee, follow the instructions on the voting instruction card furnished to you by such bank, broker or other nominee.

On September 28, 2015, the Board of Directors of WMB approved and declared advisable the merger agreement and the other transactions contemplated thereby, including the merger and the Compensatory Proposal, and determined that they are in the best interests of WMB and its stockholders and recommends that you vote “FOR” the Proposals.

BY ORDER OF THE BOARD OF DIRECTORS

Sarah C. Miller

Senior Vice President, General Counsel and Corporate Secretary

[DATE]

ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates by reference important business and financial information about WMB from other documents filed with the Securities and Exchange Commission (the “SEC”), that are not included in or delivered with this proxy statement/prospectus. See “Where You Can Find More Information.”

Documents incorporated by reference are available to you without charge upon written or oral request. You can obtain any of these documents by requesting them in writing or by telephone from WMB or from MacKenzie Partners, Inc., WMB’s proxy solicitor, at the following addresses and telephone numbers.

The Williams Companies, Inc. Investor Relations One Williams Center Tulsa, Oklahoma 74172 (800) 600-3782	MacKenzie Partners, Inc. 105 Madison Avenue New York, New York 10016 Toll-free: (800) 322-2885 Collect: (212) 929-5500

To receive timely delivery of the requested documents in advance of the special meeting, you should make your request no later than             .

ABOUT THIS DOCUMENT

This document, which forms part of a registration statement on Form S-4 filed with the SEC by ETC (File No. 333- 208187), constitutes a prospectus of ETC under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the ETC common shares with CCRs attached thereto to be issued pursuant to the merger agreement. This document also constitutes a notice of meeting and a proxy statement under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to the special meeting, at which WMB stockholders will be asked to consider and vote on a proposal to adopt the merger agreement and the transactions contemplated thereby, including the merger, the Compensatory Proposal and the Adjournment Proposal.

Neither ETC nor WMB has authorized anyone to give any information or make any representation about the merger, ETC or WMB that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that have been incorporated by reference. Therefore, neither ETC nor WMB take any responsibility for, or can provide any assurance as to the reliability of, any information other than the information contained in or incorporated by reference into this proxy statement/prospectus. This proxy statement/prospectus is dated             . The information contained in this proxy statement/prospectus is accurate only as of that date or, in the case of information in a document incorporated by reference, as of the date of such document, unless the information specifically indicates that another date applies. Neither the mailing of this proxy statement/prospectus to WMB stockholders nor the issuance by ETC of its common shares and CCRs pursuant to the merger agreement will create any implication to the contrary.

This proxy statement/prospectus does not constitute an offer to sell, or the solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

The information concerning ETC contained in this proxy statement/prospectus has been provided by ETC, and the information concerning WMB contained in or incorporated by reference into this proxy statement/prospectus has been provided by WMB.

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CERTAIN DEFINED TERMS AND OTHER INFORMATION

Unless the context otherwise requires, references in this proxy statement/prospectus to:

•	“ETC” refers to Energy Transfer Corp LP and its subsidiaries;

•	“ETC GP” refers to Energy Transfer Corp GP, LLC, ETC’s general partner;

•	“ETE” refers to Energy Transfer Equity, L.P. (NYSE: ETE) and its subsidiaries;

•	“ETE Entities” means (i) for periods prior to the completion of the mergers, ETP, SXL and Sunoco, collectively, and (ii) for periods from and after the completion of the mergers, ETP, SXL, Sunoco and WPZ, collectively;

•	“ETE general partner” means (i) for periods prior to the completion of the mergers, LE GP and (ii) for periods from and after the completion of the mergers, ETE GP;

•	“ETE GP” refers to Energy Transfer Equity GP, LLC, ETC’s wholly owned subsidiary, which will become the general partner of ETE following the GP merger;

•	“ETP” refers to Energy Transfer Partners, L.P. (NYSE: ETP) and its subsidiaries;

•	“Existing GP Owner” refers to KLW LLC, which is wholly owned by Kelcy L. Warren;

•	“LE GP” refers to LE GP, LLC, the general partner of ETE, which will be merged with and into ETE GP in connection with the GP merger and thereafter cease to be the general partner of ETE;

•	ETC’s “partnership agreement” refers to the First Amended and Restated Agreement of Limited Partnership of Energy Transfer Corp LP to be adopted at the effective time, a form of which is attached to this proxy statement/prospectus as Annex C;

•	“Regency” refers to Regency Energy Partners LP, an entity acquired by ETP in April 2015, and its subsidiaries;

•	“Sunoco” refers to Sunoco LP (NYSE: SUN) and its subsidiaries;

•	“SXL” refers to Sunoco Logistics Partners L.P. (NYSE: SXL) and its subsidiaries;

•	“WMB” refers to The Williams Companies, Inc. (NYSE: WMB) and its subsidiaries; and

•	“WPZ” refers to Williams Partners L.P. (NYSE: WPZ) and its subsidiaries.

For additional defined terms, please see “Annex D—Glossary of Terms.”

ETC expects to grant awards to officers, directors and eligible service providers of ETC and its affiliates under the Energy Transfer Corp LP 2016 Long-Term Incentive Plan shortly following the closing of the merger covering approximately 10% of the outstanding ETC common shares at the consummation of the merger. Unless otherwise stated, the information in this proxy statement/prospectus regarding the ownership of ETC immediately following the merger and other pro forma financial information for ETC does not give effect to the expected award grants. Please see “Additional Information About ETC—Compensation Discussion and Analysis—Our 2016 Long-Term Incentive Plan.”

QUESTIONS AND ANSWERS

The following section provides brief answers to certain questions that you may have regarding the merger agreement and the proposed mergers. Please note that this section does not address all issues that may be important to you as a WMB stockholder. Accordingly, you should carefully read this entire proxy statement/prospectus, including each of the annexes and the documents that have been incorporated by reference into this proxy statement/prospectus.

Q. Why am I receiving these materials?

A. WMB and ETE have agreed to merge WMB with and into ETC (the “merger”), with ETC surviving the merger.

WMB is holding a special meeting of stockholders (the “special meeting”) to obtain the stockholder approval necessary to adopt the Agreement and Plan of Merger (the “merger agreement”) among ETE, ETC, ETC GP, LE GP, ETE GP and WMB. We will be unable to complete the merger unless, among other things, the WMB stockholders approve the adoption of the merger agreement.

WMB stockholders will also be asked to approve the Adjournment Proposal (as described below) and the Compensatory Proposal (as described below) at the special meeting.

WMB is sending these materials to the WMB stockholders to help them decide how to vote their shares of WMB common stock regarding the matters described herein at the special meeting.

This document constitutes both a proxy statement of WMB and a prospectus of ETC. This document is a proxy statement because the Board of Directors of WMB (the “WMB Board”) is soliciting proxies from the WMB stockholders for the adoption of the merger agreement. This document is a prospectus because ETC, in connection with the merger, is offering common shares representing limited partner interests in ETC (“ETC common shares”) with contingent consideration rights (“CCRs”) attached thereto in exchange for outstanding shares of WMB common stock.

Q. What will happen to WMB as a result of the merger?

A. If the merger is successfully completed, WMB will be merged with and into ETC, with ETC surviving the merger. Following the merger, WMB will no longer be a publicly held company, and WMB common stock will be delisted from the NYSE and deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Immediately following the completion of the merger (the “effective time”), ETC will contribute substantially all of the assets and liabilities it assumed from WMB through the merger to ETE in exchange for the issuance by ETE to ETC of a number of Class E units, a new class of units representing limited partner interests in ETE (the “ETE Class E units”), equal to (i) the number of ETC common shares issued to the WMB stockholders in the merger plus (ii) the number of ETC common shares issued to ETE in consideration for the Parent Cash Deposit (as defined below) (the “WMB Contribution” and, together with the merger and the other transactions contemplated by the merger agreement, the “merger transactions”).

Q. When will the merger be completed?

A. ETE and WMB are working to complete the merger as soon as possible. We expect to complete the merger in the first half of 2016, but we cannot be certain when or if the conditions to the merger will be satisfied or, to the extent permitted, waived. The merger cannot be completed until a number of conditions are satisfied, including the approval of the adoption of the merger agreement by WMB stockholders at the special meeting, approval by the Federal Energy Regulatory Commission (“FERC”) pursuant to the Federal Power Act (“FPA”),

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clearance under the Canada Competition Act and the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”). See the section titled “The Merger—Regulatory Approvals and Clearances Required for the Merger.”

Q. Who do I call if I have further questions about the merger agreement or the merger?

A. If WMB stockholders have further questions or would like additional copies, without charge, of this proxy statement/prospectus, they may call the WMB Investor Relations Departments at 800-600-3782, or MacKenzie Partners, Inc., who is acting as WMB’s proxy solicitation agent for the special meeting, at (800) 322-2885.

Q. What happens if the merger is not consummated?

A. If for any reason the merger is not consummated, WMB stockholders will retain their shares of WMB common stock, WMB will remain an independent public company and shares of WMB common stock will continue to be listed and traded on the NYSE. WMB stockholders will not receive the merger consideration or the pre-merger special dividend (as defined below).

Additionally, if the merger agreement is terminated, under specified circumstances, WMB may be required to pay ETE a termination fee of $1.48 billion or reimburse ETE for up to $100 million of its expenses. See the section titled “The Merger Agreement—Termination Fees and Expenses” beginning on page 202 of this proxy statement/prospectus.

Q. What are the conditions to the completion of the merger?

A. In addition to the approval of the Merger Proposal by the WMB stockholders, completion of the merger is subject to the satisfaction of a number of other conditions, including certain regulatory clearances. For additional information on the conditions to completing the merger, see the section titled “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 198 of this proxy statement/prospectus.

Q. How will ETC be governed following the merger?

A. ETC will be managed by its general partner, ETC GP, which will be managed by a board of directors appointed by the Existing GP Owner. The ETC GP board of directors (the “ETC GP Board”) will consist of between five and 11 directors, at least three of which must be independent according to the standards of the NYSE and the Exchange Act. For additional information regarding the management of ETC following the merger, see the section titled “Additional Information About ETC—Management” beginning on page 323 of this proxy statement/prospectus.

After the merger, as a holder of ETC common shares, you will not be entitled to remove ETC GP as the general partner of ETC or to elect or remove directors on the ETC GP Board.

Q. Where does ETC sit in the corporate structure of ETE?

A. ETC will be managed by its general partner, ETC GP, and will also be the managing member of ETE GP, which will be the general partner of ETE following the completion of the GP merger. It is expected that the directors of LE GP immediately prior to the GP merger will continue as directors of ETE GP after the GP merger.

Q. Is the consummation of the merger contingent upon any future approval by the holders of common units representing limited partner interests in ETE (the “ETE common units”)?

A. No. No approvals by the holders of ETE common units are required to consummate the merger.

Q. Do any of the directors or executive officers of WMB have interests in the merger that may differ from or be in addition to interests of WMB stockholders?

A. In considering the recommendation of the WMB Board to approve the merger, WMB stockholders should be aware that certain WMB directors and executive officers may be deemed to have interests in the merger that are in addition to, or different from, the interests of other WMB stockholders. The WMB Board was aware of these interests and considered them, among other matters, in approving the merger and the merger agreement and in making the recommendations that the WMB stockholders approve the merger agreement, the merger and the other merger transactions. These interests include:

•

Certain WMB directors and executive officers have previously been granted WMB stock options, restricted stock units and/or deferred stock units. Under the merger agreement, each WMB stock option, including stock options held by WMB directors and executive officers, will be equitably adjusted immediately prior to the effective time by reducing the exercise price thereof by an amount equal to the pre-merger special dividend, contingent on the consummation of the merger. In addition, WMB equity-based awards, including those held by WMB directors and executive officers, outstanding immediately prior to the effective time will, as of the effective time, be assumed by ETC and converted into cash-settled, time-based equity awards of ETC, adjusted as described below in the section of this proxy statement/prospectus titled “The Merger Agreement—Treatment of WMB Equity Awards.” Performance conditions applicable to WMB restricted stock units will generally be deemed to be satisfied at target (in the case of WMB performance stock units) or the greater of target and actual performance (in the case of WMB leveraged performance stock units). The converted stock options and restricted stock units will only be subject to time-based vesting conditions following the merger. All the converted ETC equity awards will otherwise remain subject to their existing terms and conditions, including the accelerated vesting of the stock options and restricted stock units held by WMB executive officers upon a termination of employment without cause or due to good reason (each as defined in the applicable plans and agreements and referred to as a “qualifying termination”) during the two-year period following completion of the merger, and accelerated vesting of restricted stock units held by WMB non-employee directors upon any separation from service. Upon settlement, holders of converted WMB restricted stock units and WMB deferred stock units will also be entitled to receive (1) the pre-merger special dividend and payment of any other accrued dividend equivalents, (2) a cash payment in respect of any fractional ETC common shares that would have resulted from such conversion and (3) if such unit settles after the end of the CCR measurement period (as defined below), an amount in cash equal to the shortfall amount (if any).

•

The right to certain contractual severance payments and benefits in the event a WMB executive officer experiences a qualifying termination of employment during the two-year period following the completion of the merger.

•	The right to an accelerated payout of a WMB director’s or executive officer’s earned and accrued account balance under the Williams Companies Amended and Restated Retirement Restoration Plan.

•	The right to indemnification and exculpation benefits following the closing of the merger.

Q. Are there any risks I should consider in deciding whether to vote for the Merger Proposal?

A. Yes. You should read and carefully consider the risks described in the section titled “Risk Factors” beginning on page 37 of this proxy statement/prospectus.

Q: What impact has the recent decline in crude oil and natural gas prices had on ETE, WMB and the merger?

A: Please see “Summary—Recent Developments” beginning on page 19 of this proxy statement/prospectus.

Q. What effect will the merger have on the previously announced merger with WPZ?

A. The merger agreement between WMB and WPZ was terminated before WMB and ETE entered into the merger agreement. There is no longer a planned merger between WMB and WPZ, and WPZ will remain as an independent publicly traded master limited partnership.

Q. When and where will the special meeting be held?

A. The special meeting will be held on             at             , local time, at             .

Q. Who is entitled to vote at the special meeting?

A. If you are a record holder of WMB common stock as of the close of business on                     (the “Record Date”), you are entitled to vote at the special meeting. See the section titled “The Special Meeting” beginning on page 89 of this proxy statement/prospectus.

Q. What am I being asked to vote on at the special meeting?

A. WMB stockholders are being asked to consider and vote on the following proposals:

(1)	The “Merger Proposal”: to approve the adoption of the merger agreement and the transactions contemplated thereby, including the merger;

(2)	The “Compensatory Proposal”: to approve, on an advisory (non-binding) basis, specified compensatory arrangements between WMB and its named executive officers relating to the transactions contemplated by the merger agreement; and

(3)	The “Adjournment Proposal”: to approve the adjournment of the special meeting from time to time, if necessary or appropriate to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the Merger Proposal.

Q. What vote is required to approve each of the Proposals?

A. The approval of the Merger Proposal requires the affirmative vote of holders of at least a majority of the outstanding shares of WMB common stock. The affirmative vote of a majority of the votes cast affirmatively or negatively on the Compensatory Proposal is required to approve, on an advisory basis, the Compensatory Proposal, but this vote will not be binding on WMB, the WMB Board or any of its committees. The approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast on the proposal at the special meeting, regardless of whether a quorum is present.

Q. What constitutes a quorum for the special meeting?

A. The presence, in person or by proxy, of WMB stockholders representing a majority of the shares of WMB common stock outstanding on the Record Date will constitute a quorum for the special meeting.

Q. What if I do not vote my WMB common stock or if I abstain from voting?

A. The approval of the Merger Proposal requires the affirmative vote of holders of a majority of the outstanding shares of WMB common stock. Therefore, an abstention or failure to vote has the same effect as a vote against the Merger Proposal.

The affirmative vote of a majority of the votes cast affirmatively or negatively on the Compensatory Proposal is required to approve, on an advisory basis, the Compensatory Proposal. Therefore, voting against the Compensatory Proposal increases the number of votes required to approve the Compensatory Proposal, but abstentions or failures to vote do not.

The Adjournment Proposal requires the affirmative vote of a majority of the votes cast on such proposal at the special meeting. Abstentions will not be treated as votes cast for purposes of the Adjournment Proposal. If you abstain from voting on the Adjournment Proposal, your shares of WMB common stock will be disregarded for purposes of determining the votes cast for the Adjournment Proposal, and the abstention will therefore have no effect on the adoption of that proposal. Neither the Compensatory Proposal nor the Adjournment Proposal affects the approval of the Merger Proposal.

Q. Which proposals must be approved for the merger to be completed?

A. The merger will not be completed unless the Merger Proposal is approved.

Q. How do I submit my proxy for the special meeting?

A. If you are a stockholder of record, you may submit a proxy by the Internet, by phone or by mail. If you hold your WMB common stock in “street name” (with a bank, broker or other nominee) you should follow the instructions provided by your bank, broker or other nominee. See the section titled “The Special Meeting” beginning on page 89 of this proxy statement/prospectus.

Q. How many votes do I have?

A. WMB stockholders have one vote per share of WMB common stock on each proposal to be voted upon.

Q. If my shares of WMB common stock are held in street name by my bank, broker or other nominee, will my bank, broker or other nominee automatically vote my shares for me?

A. No. If your shares of WMB common stock are held in street name, you must instruct your bank, broker or other nominee on how to vote your shares. See the section titled “The Special Meeting” beginning on page 89 of this proxy statement/prospectus.

Q. What happens if I sell my WMB common stock after the Record Date but before the special meeting?

A. If you transfer your shares of WMB common stock after the Record Date but before the date of the special meeting, you will retain your right to vote at the special meeting.

Q. May I change my vote after I have delivered my proxy card?

A. If you are a stockholder of record, you can change your vote within the regular voting deadlines by voting again by telephone or the Internet, executing and returning a later-dated proxy card or attending the special meeting and voting in person. If you are a stockholder of record, you can revoke your proxy by delivering a written notice of your revocation to WMB’s Corporate Secretary at One Williams Center, MD 47, Tulsa, Oklahoma 74172. If you hold your WMB common stock in street name, you should follow the instructions provided by your bank, broker or other nominee. See the section titled “The Special Meeting” beginning on page 89 of this proxy statement/prospectus.

Q. How does the WMB Board recommend that WMB stockholders vote at the special meeting?

A. The WMB Board recommends that WMB stockholders vote “FOR” the Merger Proposal. See the section titled “The Merger—Recommendation of the WMB Board and Its Reasons for the Merger” beginning on page 122 of this proxy statement/prospectus.

The WMB Board recommends that WMB stockholders vote “FOR” the Compensatory Proposal.

The WMB Board recommends that WMB stockholders vote “FOR” the Adjournment Proposal.

Q. Should WMB stockholders deliver their shares now?

A. No. After the merger is completed, WMB stockholders who held their shares of WMB common stock in certificated or book entry form immediately prior to the effective time will receive written instructions for exchanging their shares of WMB common stock. If you hold shares of WMB common stock in street name, the consideration to be received including ETC common shares, if any, will be credited to your account in accordance with the policies and procedures of your bank, broker or other nominee within a few days following the completion of the merger. Please do not send in any stock certificates with your proxy card.

Q. What will WMB stockholders be entitled to receive in the merger?

A. If the merger is successfully completed, each WMB stockholder will be entitled to receive ETC common shares, cash or a combination of ETC common shares and cash in exchange for such holder’s shares of WMB common stock (other than shares of WMB common stock held by WMB, subsidiaries of WMB, ETC and its affiliates and shares of WMB common stock for which the holder thereof has properly demanded appraisal of such holder’s shares under Delaware law (and who does not fail to perfect or otherwise effectively withdraw their demand or waive or lose their right to appraisal)). Specifically, subject to the proration described below, each WMB stockholder may choose to receive one of the following options for each share of WMB common stock:

•	$8.00 in cash and 1.5274 ETC common shares (the “mixed consideration” and an election to receive mixed consideration, a “mixed election”); or

•	1.8716 ETC common shares (the “share consideration” and an election to receive share consideration, a “share election”); or

•	$43.50 in cash (the “cash consideration” and an election to receive cash consideration, a “cash election”).

WMB stockholders that elect to receive the share consideration or the cash consideration will be subject to proration to ensure that the aggregate number of ETC common shares and the aggregate amount of cash paid in the merger will be the same as if all electing shares received the mixed consideration. See the section titled “The Merger Agreement—Proration” beginning on page 186 of this proxy statement/prospectus.

If the merger would result in a WMB stockholder being entitled to receive a fractional ETC common share, such holder will receive cash (payable in U.S. dollars, without interest) in lieu of such fractional share. See the section titled “The Merger Agreement—Fractional Shares” beginning on page 190 of this proxy statement/prospectus.

Each ETC common share issued in the merger, including the ETC common shares issued to ETE in respect of the Parent Cash Deposit, will have attached to it one CCR.

Q. What percentage of outstanding ETC common shares will WMB stockholders own after the successful consummation of the merger?

A. If the merger is successfully completed, based on the number of shares of WMB common stock outstanding as of the date of this proxy statement/prospectus, and the fact that ETE will subscribe for a number of ETC common shares at the 1.8716x exchange ratio associated with the share consideration in exchange for the amount of cash needed by ETC to fund the cash portion of the merger consideration (the “Parent Cash Deposit”), WMB stockholders will collectively own approximately 81% of the outstanding ETC common shares immediately following completion of the merger (which percentage becomes approximately 74% after giving effect to the anticipated grant of awards under the Energy Transfer Corp LP 2016 Long-Term Incentive Plan following the merger).

x

Q. What are the CCRs?

A. A CCR is a contingent consideration right attached to each ETC common share issued in connection with the merger that represents the right to receive an additional payment, in cash or ETC common shares at ETE’s election, from ETC under certain circumstances. The CCRs will not be separately listed on any securities exchange and will not have separate voting rights. The right to receive a payment under a CCR will only be transferable in connection with the transfer of the ETC common share to which it is attached. In addition, there is no assurance that any payment will be made under the CCRs. Any amounts to be received in connection with the CCRs are contingent upon the occurrence of certain events that may or may not occur.

The CCR will provide each CCR holder with the right to receive ETC common shares or a cash payment, at ETE’s election, should the average of the daily volume-weighted average price for ETE common units on the NYSE (“ETE common units VWAP”) be greater than the average of the daily volume-weighted average price for ETC common shares on the NYSE (“ETC common shares VWAP”) for a period of 23 months following the 20th trading day after the closing of the merger (the “measurement period”). If the ETC common shares VWAP is less than the ETE common units VWAP for the measurement period (such difference, a “shortfall amount”), then each outstanding CCR will be automatically cancelled and converted into the right to receive a shortfall payment, which will be settled in ETC common shares or cash, at ETE’s election, and ETE will issue a number of ETE Class E units to ETC equal to the product of (a) the ratio of ETE Class E units held by ETC and its wholly owned subsidiaries over the number of ETC common shares outstanding (the “CCR exchange ratio”), multiplied by (b) (i) the aggregate number of ETC common shares to be issued to CCR holders pursuant to the shortfall amount, if ETE elects the share payment, or (ii) the aggregate number of ETC common shares to be issued to ETE pursuant to the shortfall amount, if ETE elects the cash payment.

If, however, the ETC common shares VWAP is equal to or greater than the ETE common units VWAP for the measurement period, then each outstanding CCR will be immediately and automatically cancelled and no consideration of any kind will be delivered to CCR holders in respect of the CCRs, and ETE will cancel a portion of the ETE Class E units held by ETC based on the amount of such difference, thereby reducing ETC’s ownership interest in ETE.

The CCRs will be automatically cancelled and extinguished prior to the end of the measurement period, without any consideration of any kind being delivered to CCR holders, if (1) the ETC common shares VWAP is greater than the ETE common units VWAP for 20 consecutive trading days and (2) the ETC common shares VWAP is equal to or greater than the ETE common units VWAP for a period beginning on the twenty-first trading day after the effective date of the merger and ending on the twentieth such trading day as mentioned above.

For a complete description of the CCRs, see the section titled “CCR Agreement” beginning on page 205 of this proxy statement/prospectus.

Q. Are WMB stockholders guaranteed to receive the consideration option they choose?

A. No. Regardless of merger consideration elections made by WMB stockholders, the total amount of cash to be paid to WMB stockholders will be approximately $6.05 billion.

•	If the sum of the cash to be delivered in cash elections and mixed elections is over $6.05 billion, then:

•	WMB stockholders that made a mixed election would receive $8.00 plus 1.5274 ETC common shares.

•

WMB stockholders that made a cash election would receive a pro rata amount of the cash remaining after the mixed election shares are paid (but less than $43.50), with the balance of their consideration consisting of an equivalent number of ETC common shares.

•	WMB stockholders that made a share election would receive 1.8716 ETC common shares.

•	WMB stockholders that did not make an election would receive 1.8716 ETC common shares.

•	If the sum of the cash to be delivered in cash elections and mixed elections is less than $6.05 billion, then:

•	WMB stockholders that made a mixed election would receive $8.00 plus 1.5274 ETC common shares.

•	WMB stockholders that made a cash election would receive $43.50.

•	The balance of the cash to be distributed would depend on the total cash remaining and the number of WMB stockholders that did not make an election:

•	If the total cash remaining is less than the amount needed to pay $43.50 to all the WMB stockholders that did not make an election, then:

•

All WMB stockholders that did not make an election would receive a pro rata amount of the cash remaining (instead of $43.50), with the balance of their consideration consisting of an equivalent number of ETC common shares; and

•	All WMB stockholders that made a share election would receive 1.8716 ETC common shares.

•	If the total cash remaining is more than enough to pay $43.50 to all the WMB stockholders that did not make an election, then:

•	All WMB stockholders that did not make an election would receive $43.50; and

•

All WMB stockholders that made a share election would receive a pro rata amount of the cash remaining, with the balance of their consideration consisting of an equivalent number of ETC common shares (but less than 1.8716 ETC common shares).

The actual amount of cash to be paid out in the merger will be determined by multiplying the number of shares of WMB common stock issued and outstanding on the closing date (excluding certain cancelled shares, shares for which appraisal has properly been sought and shares owned by WMB subsidiaries) by $8.00. Based on the number of shares of WMB common stock issued and outstanding on the date the parties entered into the merger agreement, the amount of cash available to be paid out as consideration in the merger is expected to be approximately $6.05 billion but is subject to change if shares of WMB common stock are issued or retired during the pendency of the transaction. See the section titled “The Merger Agreement—Proration” beginning on page 186 of this proxy statement/prospectus.

Q. How do I calculate the value of the stock portion of the merger consideration I receive, if any?

A. Because WMB stockholders may receive ETC common shares as part of the merger consideration, the value of the merger consideration that WMB stockholders receive will depend on the per share value of ETC common shares at the effective time. Unless a “when issued” trading market for the ETC common shares develops, prior to the effective time, there has not been and will not be an established public trading market for ETC common shares. It is expected that the trading prices of ETC common shares and ETE common units will be closely correlated since, following the completion of the merger transactions:

•	ETC’s primary asset and source of cash flow will initially be ETE Class E units;

•	ETC will initially own a number of ETE Class E units equal to the number of ETC common shares outstanding immediately following the merger;

•	Each ETE Class E unit will be entitled to receive the same cash distribution per unit as the cash distribution on the ETE common units;

•

ETE has agreed to a dividend equalization mechanism to ensure that, through December 31, 2018, ETC will be able to make a cash distribution per ETC common share equal to the cash distribution per ETE common unit; and

•

The CCRs issued by ETC in connection with the merger provide for adjustments to the number of ETE Class E units held by ETC based on the relative trading prices of ETC common shares and ETE common units for the 24-month period following the closing date of the merger (subject to early termination under certain circumstances) which are intended to promote trading price parity between ETC common shares and ETE common units during this period.

Due to a variety of factors (many of which are out of the control of ETE and ETC), however, ETC common shares could trade at a discount to ETE common units and, unless a “when issued” trading market for the ETC common shares develops, prior to the effective time, the actual trading price of the ETC common shares will be unknown until the commencement of trading following the effective time. We intend to apply for listing of the ETC common shares and the attached CCRs on the NYSE under the symbol “ETC.”

Q. How do WMB stockholders make their election to receive cash, ETC common shares or a combination of both?

A. Under the merger agreement, WMB stockholders are required to make an election to receive the mixed consideration, the stock consideration or the cash consideration by 5:00 p.m., local time (in the city in which the principal office of the exchange agent is located), on a date mutually agreed to by WMB and ETC, but which in no event shall be less than 30 days prior to the anticipated closing date (the “Election Deadline”). At least 20 business days prior to the Election Deadline, an election form will be mailed to each WMB stockholder of record for the special meeting. Each WMB stockholder should complete and return the election form according to the instructions included with the form. WMB will also make one or more election forms available, if requested, to each person that subsequently becomes a holder or beneficial owner of shares of WMB common stock.

If you own shares of WMB common stock in street name through a bank, broker or other nominee and you wish to make an election, you should seek instructions from the bank, broker or other nominee holding your shares concerning how to make an election.

If you do not properly submit an election by the Election Deadline, you will receive the share consideration, the cash consideration or the mixed consideration, subject to the proration and adjustment procedures provided for in the merger agreement, in exchange for your shares of WMB common stock. See the section titled “The Merger Agreement—Proration” beginning on page 186 of this proxy statement/prospectus.

If you properly complete and submit an election form, you may not revoke or change your election after the Election Deadline (as it may be extended). A revocation of an election prior to the Election Deadline is required in connection with any transfer of shares of WMB common stock. As a result, in the period following the Election Deadline (as it may be extended) and until the consummation of the proposed merger, you will not be able to transfer (including by sale) your shares of WMB common stock for which a properly completed election form has been submitted. The merger agreement provides that the Election Deadline must be at least 30 days prior to the anticipated closing date of the merger, unless ETE and WMB agree to a shorter time period. Because the Election Deadline must be at least 30 days prior to the anticipated closing date of the merger (unless such period is shortened by ETE and WMB), you may be unable to transfer your shares of WMB common stock for which a properly completed election form has been submitted for at least 30 days after submission of your election form. If you wish to retain the ability to transfer your shares of WMB common stock between the Election Deadline and the completion of the merger, then you should not return the election form, but you should note that you may still be unable to transfer all or a portion of your shares (including by sale) because, as a result of all shares of WMB common stock for which an election having been validly made no longer being transferable, there may not be a trading market that will provide you with adequate liquidity for such transfer.

Q. Can I make one election for some of my shares and another election for the rest?

A. Yes. Each election form permits the holder to specify the number of such holder’s shares of WMB common stock with respect to which such holder makes an election. Such election will be honored, subject to the proration procedures described in this proxy statement/prospectus. See the section titled “The Merger Agreement—Proration” beginning on page 186 of this proxy statement/prospectus.

Q. Will WMB stockholders receive dividends on shares of WMB common stock in the future?

A. Before completion of the merger, WMB expects to pay regular quarterly dividends on shares of its common stock at times and intervals consistent with its prior practice and as permitted by the merger agreement. Once the merger is completed, when distributions are declared and paid by the ETC GP Board, former WMB stockholders will receive distributions on any ETC common shares that they receive in the merger in accordance with ETC’s partnership agreement. Other than the pre-merger special dividend (defined below), WMB stockholders will not receive dividends from WMB and distributions from ETC for the same quarter. A WMB stockholder’s receipt of regular quarterly dividends and the pre-merger special dividend will not reduce their per-share merger consideration.

In addition, if the merger is completed, WMB stockholders will receive a special, one-time dividend of $0.10 per share of WMB common stock (the “pre-merger special dividend”) that such holders held of record immediately prior to the completion of the merger. The pre-merger special dividend will be distributed shortly after the merger is completed. The pre-merger special dividend (if declared and paid) will be payable to all such holders regardless of whether such holders demand appraisal of their shares of WMB common stock under Delaware law.

Once the merger is completed and shares of WMB common stock are exchanged for ETC common shares, all shares of WMB common stock will be canceled and WMB stockholders will no longer receive dividends on such shares. WMB stockholders will instead receive dividends on any ETC common shares they received as part of the merger consideration.

Q. Will the ETC common shares received by WMB stockholders as part of the merger consideration, if any, receive distributions in the future?

A. Yes, to the extent the board of directors of ETC GP declares distributions with respect to ETC common shares in the future. After the merger is completed, the ETC common shares will receive distributions according to ETC’s partnership agreement. WMB stockholders will not be entitled to be paid distributions otherwise payable on the ETC common shares into which their shares of WMB common stock are exchangeable until they surrender their shares of WMB common stock according to the instructions provided to them.

Following the merger, any distributions or changes to ETC’s distribution policy will be made at the discretion of the board of directors of ETC GP and will depend upon many factors, including the financial condition of ETC, ETE, earnings, legal requirements, including limitations imposed by Delaware law and restrictions in ETE or ETC’s debt agreements that limit its ability to pay distributions to its unitholders or shareholders, respectively, and other factors the board of directors of ETC GP deems relevant. Certain of these factors are discussed elsewhere in this proxy statement/prospectus, including in the sections titled “Risk Factors,” “Forward-Looking Statements” and “Summary—Recent Developments” beginning on pages 37, 84 and 19, respectively. Until December 31, 2018, ETE will ensure that ETC has sufficient cash to pay distributions on each ETC common share in an amount equal to 100% of the distributions paid by ETE on each ETE common unit. See the section titled “The Merger—Amendment of ETE Partnership Agreement” beginning on page 181 of this proxy statement/prospectus.

Q. What are the expected U.S. federal income tax consequences to WMB stockholders as a result of the merger?

A. The parties intend to treat the merger as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Internal Revenue Code of 1986, as amended (the “Code”). Based on this treatment, U.S. holders (as defined below under the heading “Material U.S. Federal Income Tax Consequences”) of WMB common stock generally will not recognize gain or loss for U.S. federal income tax purposes upon their receipt of ETC common shares in exchange for WMB common stock pursuant to the merger. However, U.S. holders of WMB common stock that receive cash in addition to ETC common shares generally will recognize gain or loss with respect to such cash received, and U.S. holders of WMB common stock that receive cash in connection with the settlement of a CCR will be treated as receiving a distribution with respect to their ETC common shares taxable as a dividend to the extent of such holder’s ratable share of ETC’s current and accumulated earnings and profits. See “Material U.S. Federal Income Tax Consequences” beginning on page 217 of this proxy statement/prospectus. It is possible, however, that the Internal Revenue Service (“IRS”) may treat the merger as a “reorganization” within the meaning of Section 368(a)(1)(A) of the Code (instead of Section 368(a)(1)(F) of the Code). In such a case, U.S. holders would still not recognize gain or loss upon their receipt of ETC common shares in exchange for WMB common stock, but would be subject to different tax treatment with respect to any cash received pursuant to the merger and in connection with the cash settlement of a CCR, as described under the heading “Material U.S. Federal Income Tax Consequences—Possible Treatment of Merger as a Reorganization Pursuant to Section 368(a)(1)(A) of the Code.”

Q. What will happen to WMB equity awards in the merger?

A. At the effective time, ETC will assume all obligations of WMB under the WMB stock plans with respect to outstanding awards issued thereunder. The number and kind of shares available for issuance under the WMB stock plans assumed by ETC will be converted and adjusted to reflect the fact that converted awards will correspond to ETC common shares, although all converted awards will be settled in cash.

WMB Stock Options. Each WMB stock option will be equitably adjusted immediately prior to the effective time by reducing the exercise price thereof by an amount equal to the pre-merger special dividend, contingent on the consummation of the merger.

At the effective time, each unexercised WMB stock option will be assumed by ETC and converted into a cash-settled stock appreciation right, on otherwise the same terms and conditions as were applicable under the corresponding WMB stock option, adjusted in a manner intended to preserve the aggregate intrinsic value of the original WMB stock option. In order to preserve the intrinsic value, the ETC cash-settled stock appreciation right will correspond to a number of ETC common shares (determined by multiplying the number of shares of WMB common stock subject to the WMB stock option by an exchange ratio (as defined below) and rounding down to the nearest whole share), at a base price per share (rounded up to the nearest whole cent) determined by dividing the per-share exercise price of the WMB stock option by that same exchange ratio. For purposes of adjusting the WMB stock options, the exchange ratio is equal to the ratio of the average of the volume-weighted average prices of WMB common stock over the 10 trading days preceding the closing date to the average of the volume-weighted average prices of ETC common shares over the 10 trading days following the closing date.

WMB Restricted Stock Units and WMB Deferred Stock Units. At the effective time, each WMB restricted stock unit (including WMB performance stock units) and each WMB deferred stock unit will be assumed by ETC and converted into a cash-settled restricted stock unit or deferred stock unit, as applicable, on otherwise the same terms and conditions as were applicable under the corresponding WMB restricted stock unit or WMB deferred stock unit, as applicable, with the number of ETC common shares covered by the award adjusted based on the share consideration ratio, rounded down to the nearest whole share. In addition, with respect to each WMB performance stock unit, performance conditions will generally be deemed to be satisfied at target (in the case of WMB performance stock units) or the greater of target and actual performance (in the case of WMB leveraged performance stock units) and, following the effective time, the vesting of the award will be time-based and subject to continued employment through the end of the applicable performance period or any other date required by the terms of the applicable award. Holders of converted WMB restricted stock units and WMB deferred stock units will also be entitled to receive upon settlement of the unit (1) the pre-merger special dividend and payment of any other accrued dividend equivalents, (2) a cash payment in respect of any fractional ETC common shares that would have resulted from such conversion without regard to rounding and (3) if such unit settles after the end of the CCR measurement period, an amount in cash equal to the shortfall amount (if any). The value of any payments in respect of fractional ETC common shares will be based on the same value of ETC common shares used for purposes of converting WMB stock options.

Q. Are holders of shares of WMB common stock entitled to appraisal rights in connection with the merger?

A. Yes. Holders of WMB common stock who do not vote in favor of adoption of the merger agreement will have the right to seek appraisal and receive the fair value of their shares of WMB common stock in lieu of receiving the merger consideration if the merger closes, but only if they perfect their appraisal rights by complying with the required procedures under Delaware law. Holders of WMB common stock who demand and perfect their appraisal rights will still be entitled to receive the pre-merger special dividend (if declared and paid). See the section titled “Appraisal Rights” beginning on page 239 of this proxy statement/prospectus.

Q. Where can I find the voting results of the special meeting?

A. The preliminary voting results will be announced at the special meeting. In addition, within four business days following certification of the final voting results, WMB intends to file the final voting results with the SEC on a Current Report on Form 8-K.

SUMMARY

This summary highlights material information in this proxy statement/prospectus. You are urged to carefully read the entire proxy statement/prospectus and the other documents referred to in this proxy statement/prospectus because the information in this section does not provide all of the information that might be important to you with respect to the merger agreement, the merger and other matters being considered at the special meeting. For information on how to obtain the documents that are on file with the Securities and Exchange Commission (the “SEC”), see the section of this proxy statement/prospectus titled “Where You Can Find More Information.” Please see “Certain Defined Terms” and the glossary included as Annex D to this proxy statement/prospectus for the meaning of some of the defined terms used herein.

References in this proxy statement/prospectus to (i) the number of outstanding ETC common shares and the ownership interest of each of the former WMB stockholders and ETE in ETC following the completion of the merger transactions is based on the number of shares of WMB common stock outstanding as of the date of this proxy statement/prospectus and (ii) the ownership interest of ETC in ETE following the completion of the merger transactions is based on the number of shares of WMB common stock and common units representing limited partner interests in ETE (the “ETE common units”) outstanding as of the date of this proxy statement/prospectus.

You are urged to review the information included in the summary section titled “Recent Developments” since the historical information included herein does not fully reflect the impact on ETE or WMB of the significant decline in crude oil and natural gas prices.

The Parties (see page 87)

Energy Transfer Corp LP

Energy Transfer Corp LP is a Delaware limited partnership that will be treated as a corporation for U.S. federal income tax purposes. Upon the completion of the merger transactions (as defined below), ETC’s primary cash generating asset will consist of Class E units, a new class of units representing limited partner interests in ETE (the “ETE Class E units”), which will represent an approximate 57% limited partner interest in ETE following the completion of the merger transactions, excluding any interest attributable to the Series A Convertible Preferred Units in ETE (the “Convertible Units”) issued by ETE in March 2016, as further described in the section titled “Summary—Recent Developments” beginning on page 19 of this proxy statement/prospectus.

ETE has agreed to provide all administrative services to ETC and to indemnify ETC for all non-tax liabilities incurred by ETC. Therefore, ETC expects to distribute 100% of the quarterly cash distributions it receives from ETE in respect of the ETE Class E units, after deducting federal and state income taxes, if any, to the holders of common shares representing limited partner interests in ETC (the “ETC common shares”).

The ETE Class E units will be entitled to receive the same quarterly cash distribution per unit as the quarterly cash distribution paid per ETE common unit. In addition, for any period ending on or before December 31, 2018 (the “dividend equalization period”), ETE is obligated to make distributions and/or special allocations of depreciation or other forms of cost recovery to the ETE Class E units to ensure that ETC has sufficient cash to pay distributions on each ETC common share in an amount equal to 100% of the distributions paid by ETE on each ETE common unit.

In general, distributions on ETC common shares will be treated as distributions on corporate stock for federal income tax purposes. No Schedule K-1s will be issued with respect to the ETC common shares, but instead holders of ETC common shares will receive an IRS Form 1099 from ETC or their brokers with respect to the distributions they receive on the ETC common shares.

ETC’s principal executive offices are located at 8111 Westchester Drive, Dallas, Texas 75225, and ETC’s phone number is (214) 981-0700.

Energy Transfer Equity, L.P.

ETE (NYSE: ETE) is a publicly traded master limited partnership whose principal sources of cash flow are derived from its direct and indirect equity interests in Energy Transfer Partners, L.P. (NYSE: ETP), Sunoco Logistics Partners L.P. (NYSE: SXL) and Sunoco LP (NYSE: SUN), all of which are publicly traded master limited partnerships engaged in diversified energy-related businesses. As of December 31, 2015, after giving effect to the Sunoco Retail Acquisition and the Sunoco Equity Offering, ETE’s direct and indirect equity interests in ETP, SXL and Sunoco consisted of the following:

	IDRs		General Partner Interest	Limited Partner Interests
ETE’s Interests in ETP	100%		100%	2,571,695 Common Units(1) 81,001,069 Class H Units(2) 100 Class I Units(3)
ETE’s Interests in SXL	0.1	%(2)	0.1%	—
ETE’s Interests in Sunoco	100%		100%	2,263,158 Common Units(4)
ETP’s Interests in SXL	99.9	%(2)	99.9%	67,061,274 Common Units(5) 9,416,196 Class B Units(5)
ETP’s Interests in Sunoco	—		—	43,487,668 Common Units(6)

(1)	Represents an approximate 0.5% limited partner interest in ETP.
(2)	The ETP Class H Units entitle ETE to receive 90.05% of the cash distributions related to the incentive distribution rights (“IDRs”) and general partner interest of SXL received by ETP. As a result of ETE’s ownership of the ETP Class H Units and its interests in SXL, ETE is entitled to receive 90.15% of the cash distributions related to the IDRs and general partner interest of SXL.
(3)	The ETP Class I Units provide for additional cash distributions from ETP to ETE for the purpose of offsetting a portion of the IDR subsidies that ETE previously agreed to provide to ETP, with such distributions occurring in 2015 and 2016.
(4)	Represents an approximate 2% limited partner interest in Sunoco.
(5)	ETP’s ownership of the SXL common units and SXL Class B units represents an approximate 27% limited partner interest in SXL. The SXL Class B units are not entitled to receive quarterly distributions and are automatically convertible into common units on a one-to-one basis on July 11, 2017, subject to SXL’s call right and ETP’s put right described herein. Pursuant to a unitholder agreement entered into by SXL and ETP, SXL has a right to call the Class B units for redemption during the period beginning on the earlier of (i) the first full service date under a transportation service agreement with a shipper on the Bakken pipeline project and (ii) January 1, 2017, and ending ten days thereafter, and ETP has a right to sell the Class B units to SXL during the period beginning on July 1, 2017 and ending on July 10, 2017, in each case for cash consideration at the respective prices set forth in the unitholder agreement.
(6)	Represents an approximate 36% limited partner interest in Sunoco.

In addition to the equity interests described above, ETE owns all of the equity interests in Lake Charles LNG Company, LLC (“Lake Charles LNG”), an entity that owns a fully constructed liquefied natural gas (“LNG”) import terminal and regasification facility near Lake Charles, Louisiana, and a 60% equity interest in Lake Charles LNG Export, LLC (“LCL”), an entity whose subsidiary is developing an LNG liquefaction and export terminal facility that will be integrated with Lake Charles LNG’s import/regasification facility. ETP owns the remaining 40% equity interest in LCL.

As of December 31, 2015, the market capitalization of ETE common units totaled approximately $14.36 billion. ETE’s principal executive offices are located at 8111 Westchester Drive, Dallas, Texas 75225, and ETE’s

phone number is (214) 981-0700. ETE’s website is located at www.energytransfer.com. Information on ETE’s website or any other website is not incorporated by reference into this proxy statement/prospectus and does not constitute part of this proxy statement/prospectus.

The Williams Companies, Inc.

WMB (NYSE: WMB) is a publicly traded Delaware corporation founded in 1908, originally incorporated under the laws of the state of Nevada in 1949 and reincorporated under the laws of the State of Delaware in 1987. WMB is primarily an energy infrastructure company focused on connecting North America’s hydrocarbon resource plays to growing markets for natural gas, NGLs, and olefins. WMB’s operations span from the deepwater Gulf of Mexico to the Canadian oil sands.

WMB’s interstate gas pipeline and midstream interests are largely held through its significant investment in WPZ, which is a publicly traded energy infrastructure master limited partnership focused on connecting North America’s significant hydrocarbon resource plays to growing markets for natural gas, NGLs and olefins through its gas pipeline and midstream businesses.

The principal executive offices of WMB are located at One Williams Center, Tulsa, Oklahoma 74172-0172, its telephone number is (918) 573-2000, and its website is located at http://co.williams.com. WMB makes available its periodic reports and other information filed with or furnished to the SEC, free of charge, through its website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on the website or any other website is not incorporated by reference into this proxy statement/prospectus and does not constitute a part of this proxy statement/prospectus.

The Merger (see page 94)

Pursuant to the merger agreement, WMB will merge with and into ETC (the “merger”), with ETC surviving the merger. Immediately thereafter, LE GP will merge with and into ETE GP (the “GP merger” and, together with the merger, the “mergers”), with ETE GP surviving the GP merger and becoming the general partner of ETE.

Immediately following the completion of the mergers, ETC will contribute substantially all of the assets and liabilities it assumed from WMB through the merger to ETE (the “WMB Contribution” and, together with the merger and the other transactions contemplated by the merger agreement, the “merger transactions”) in exchange for the issuance by ETE to ETC of a number of ETE Class E units equal to (i) the number of ETC common shares issued to the WMB stockholders in the merger plus (ii) the number of ETC common shares issued to ETE in consideration for the Parent Cash Deposit (as defined below).

Immediately following the effective time of the mergers, ETC will contribute an amount of cash to ETE GP (the “GP Contribution”), which ETE GP will contribute to ETE in exchange for newly issued ETE common units and general partner units in ETE. As a result of the GP Contribution, the percentage interest in ETE that will be owned by ETE GP after completion of the merger transactions will equal the percentage interest in ETE owned by LE GP immediately prior to the merger transactions.

In connection with the merger, ETE will acquire a number of ETC common shares equal to (i) (a) the share consideration (as defined below) multiplied by (b) the aggregate number of shares of WMB common stock issued and outstanding as of the closing date of the merger (the “closing date”), multiplied by (c) $8.00 (we refer to the product of (b) and (c) as the “cash component”) divided by (ii) the cash consideration (as defined below), in exchange for the amount of cash needed by ETC to fund the cash portion of the merger consideration (the “Parent Cash Deposit”). As a result, based on the number of shares of WMB common stock outstanding as of the date of this proxy statement/prospectus, ETE will own approximately 19% of the outstanding ETC common shares immediately after the effective time of the merger (the “effective time”) (which percentage becomes approximately 17% after giving effect to the anticipated grant of awards under the Energy Transfer Corp LP 2016 Long-Term Incentive Plan following the merger). For additional information regarding the financing that ETE plans to obtain to fund the Parent Cash Deposit, see the section titled “The Merger—Financing Commitment” on page 180 of this proxy statement/prospectus.

The terms and conditions of the merger are contained in the merger agreement, a copy of which is attached as Annex A to this proxy statement/prospectus. We encourage you to read the merger agreement carefully and in its entirety, as it is the legal document that governs the merger.

Merger Consideration (see page 185)

Upon completion of the merger, each issued and outstanding share of WMB common stock (other than shares of WMB common stock held by WMB, subsidiaries of WMB, ETC and its affiliates and shares for which the holder thereof has properly demanded appraisal under Delaware law (and who does not fail to perfect or otherwise effectively withdraw their demand or waive or lose the right to appraisal, which shares we refer to as “appraisal shares”)) will be converted into the right to receive, at the election of each WMB stockholder, but subject to the election and proration procedures described below:

•	$8.00 in cash and 1.5274 ETC common shares (the “mixed consideration”); or

•	1.8716 ETC common shares (“the share consideration”); or

•	$43.50 in cash (the “cash consideration”).

In addition, each ETC common share issued in the merger will have attached to it one contingent consideration right (a “CCR”).

WMB stockholders that elect to receive the share consideration or the cash consideration will be subject to proration to ensure that the aggregate number of ETC common shares and the aggregate amount of cash paid in the merger will be the same as if all electing shares received the mixed consideration.

WMB stockholders receiving consideration in ETC common shares will not receive any fractional ETC common shares in the merger. Instead, WMB stockholders will receive cash (payable in U.S. dollars, without interest) in lieu of any fractional ETC common shares that they would otherwise have been entitled to receive.

For more information, please see the sections titled “The Merger Agreement—Merger Consideration” and “CCR Agreement” beginning on pages 185 and 205, respectively, of this proxy statement/prospectus.

Appraisal Rights (see page 239)

Under Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”), WMB stockholders will be entitled to appraisal rights in connection with the merger. To perfect appraisal rights, a WMB stockholder, among other things, must not vote for the adoption of the merger agreement, must continue to hold his, her or its shares of WMB common stock through the effective time and must comply with all the procedures required under Delaware law, including delivering a written demand for appraisal to WMB before the taking of the vote on the adoption of the merger agreement. Failure to follow any of the statutory procedures set forth in Section 262 will result in the loss of appraisal rights under Delaware law. Because of the complexity of Delaware law relating to appraisal rights, if any WMB stockholder is considering exercising his, her or its appraisal rights, ETC and WMB encourage such WMB stockholder to seek the advice of his, her or its own legal counsel.

A summary of the requirements under Delaware law to exercise appraisal rights is included in this proxy statement/prospectus in the section titled “Appraisal Rights” beginning on page 239, and the text of Section 262 of the DGCL as in effect with respect to the merger is attached as Annex E to this proxy statement/prospectus.

Accounting Treatment of the Merger (see page 178)

In accordance with accounting principles generally accepted in the United States and in accordance with the Financial Accounting Standards Board’s Accounting Standards Codification Topic 805—Business Combinations, ETC will account for the merger as an acquisition of a business.

Treatment of WMB Equity Awards (see page 189)

At the effective time, ETC will assume all obligations of WMB under the WMB stock plans with respect to outstanding awards issued thereunder. The number and kind of shares available for issuance under the WMB stock plans assumed by ETC will be converted and adjusted to reflect the fact that converted awards will correspond to ETC common shares, although all converted awards will be settled in cash.

WMB Stock Options. Each WMB stock option will be equitably adjusted immediately prior to the effective time by reducing the exercise price thereof by an amount equal to the pre-merger special dividend, contingent on the consummation of the merger.

At the effective time, each unexercised WMB stock option will be assumed by ETC and converted into a cash-settled stock appreciation right, on otherwise the same terms and conditions as were applicable under the corresponding WMB stock option, adjusted in a manner intended to preserve the aggregate intrinsic value of the original WMB stock option. In order to preserve the intrinsic value, the ETC cash-settled stock appreciation right will correspond to a number of ETC common shares (determined by multiplying the number of shares of WMB common stock subject to the WMB stock option by an exchange ratio (as defined below) and rounding down to the nearest whole share), at a base price per share (rounded up to the nearest whole cent) determined by dividing the per-share exercise price of the WMB stock option by that same exchange ratio. For purposes of adjusting the WMB stock options, the exchange ratio is equal to the ratio of the average of the volume-weighted average prices of WMB common stock over the 10 trading days preceding the closing date to the average of the volume-weighted average prices of ETC common shares over the 10 trading days following the closing date.

WMB Restricted Stock Units and WMB Deferred Stock Units. At the effective time, each WMB restricted stock unit (including WMB performance stock units) and each WMB deferred stock unit will be assumed by ETC and converted into a cash-settled restricted stock unit or deferred stock unit, as applicable, on otherwise the same terms and conditions as were applicable under the corresponding WMB restricted stock unit or WMB deferred stock unit, as applicable, with the number of ETC common shares covered by the award adjusted based on the share consideration ratio, rounded down to the nearest whole share. In addition, with respect to each WMB performance stock unit, performance conditions will generally be deemed to be satisfied at target (in the case of WMB performance stock units) or the greater of target and actual performance (in the case of WMB leveraged performance stock units) and, following the effective time, the vesting of the award will be time-based and subject to continued employment through the end of the applicable performance period or any other date required by the terms of the applicable award. Holders of converted WMB restricted stock units and WMB deferred stock units will also be entitled to receive upon settlement of the unit (1) the pre-merger special dividend and payment of any other accrued dividend equivalents, (2) a cash payment in respect of any fractional ETC common shares that would have resulted from such conversion without regard to rounding and (3) if such unit settles after the end of the CCR measurement period, an amount in cash equal to the shortfall amount (if any). The value of any payments in respect of fractional ETC common shares will be based on the same value of ETC common shares used for purposes of converting WMB stock options.

The Special Meeting; Required Vote (see page 89)

The special meeting of WMB stockholders (the “special meeting”) will be held on             at             , local time, at             . At the special meeting, you will be asked to consider and vote on the following proposals:

•	Proposal 1: to approve the adoption of the merger agreement and the transactions contemplated thereby, including the merger, which we refer to as the Merger Proposal;

•

Proposal 2: to approve, on an advisory (non-binding) basis, specified compensatory arrangements between WMB and its named executive officers relating to the merger transactions, which we refer to as the Compensatory Proposal; and

•

Proposal 3: to approve the adjournment of the special meeting from time to time, if necessary or appropriate to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the Merger Proposal, which we refer to as the Adjournment Proposal.

Approval of the Merger Proposal requires the affirmative vote of holders of a majority of the outstanding shares of WMB common stock.

The affirmative vote of a majority of the votes cast affirmatively or negatively on the Compensatory Proposal is required to approve, on an advisory basis, the Compensatory Proposal, but this vote will not be binding on WMB, the Board of Directors of WMB (the “WMB Board”) or any of its committees.

The approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast on such proposal at the special meeting, regardless of whether a quorum is present.

Corvex Management LP (“Corvex”) and Soroban Master Fund LP (“Soroban”), as of the close of business on February 26, 2016, held, directly or indirectly, and therefore controlled the power to vote or direct the voting of, 8.38% of the combined voting power of WMB common stock. Under the terms of the Settlement Agreement, dated as of February 25, 2014, by and among Corvex, Keith Meister, Soroban, Soroban Capital Partners LLC, Eric W. Mandelblatt and WMB, because Keith Meister and Eric W. Mandelblatt, in their capacity as WMB directors voted in favor of the Merger Proposal at a meeting of the WMB Board, Corvex and Soroban are required to cause their shares of WMB common stock to be voted in accordance with the WMB Board’s recommendation with respect to such matter. As a result, due to the WMB Board’s recommendation “for” the Merger Proposal, 8.38% of the combined voting power of WMB common stock will be voted in favor of the Merger Proposal.

Recommendation of the WMB Board and Its Reasons for the Merger (see page 122)

After careful consideration, on September 28, 2015, the WMB Board (a) approved and declared advisable and resolved to recommend to its stockholders the adoption of the merger agreement, the merger and the other merger transactions and (b) declared that it is in the best interests of the WMB stockholders for WMB to enter into the merger agreement and consummate the merger and the other merger transactions. Accordingly, the WMB Board recommends a vote “FOR” the Merger Proposal. The WMB Board also recommends a vote “FOR” the non-binding Compensatory Proposal and “FOR” the approval of the Adjournment Proposal, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the Merger Proposal.

For a discussion of the material factors that the WMB Board considered in determining to approve the Merger Proposal, see the section titled “The Merger—Recommendation of the WMB Board and Its Reasons for the Merger” beginning on page 122 of this proxy statement/prospectus.

WMB’s reasons for the transaction are forward-looking in nature and, therefore, should be read in light of the risk factors discussed in the sections of this proxy statement/prospectus titled “Risk Factors” and “Forward-Looking Statements, as well as the forward-looking information, including the prospective financial information, in the section titled “Summary—Recent Developments” beginning on page 19 of this proxy statement/prospectus.

Opinions of the Financial Advisors to the WMB Board (see page 130)

Opinion of Barclays Capital Inc. (see page 130)

At a meeting of the WMB Board held on September 28, 2015, Barclays Capital Inc. (“Barclays”) delivered an oral opinion to the WMB Board, which was subsequently confirmed in writing, to the effect that, as of such date and based upon and subject to the qualifications, limitations and assumptions stated therein, the merger consideration to be paid in the aggregate to the WMB stockholders is fair, from a financial point of view, to such stockholders.

The terms of the merger were determined through arm’s-length negotiations between WMB, on the one hand, and ETE, on the other hand, and were approved on September 28, 2015 by a majority vote of the WMB Board. Barclays did not recommend any specific form or amount of consideration to WMB or that any specific form or amount of consideration constituted the only appropriate consideration for the merger. Barclays was not requested to address, and its opinion does not in any manner address, WMB’s underlying business decision to proceed with or effect the merger or the likelihood of consummation of the merger or the relative merits of the merger as compared to any strategic alternatives that may be available to WMB. In addition, Barclays expressed no opinion on, and its opinion does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the merger, or any class of such persons, relative to the merger consideration to be paid in the aggregate by ETC in the merger or otherwise. No limitations were imposed by the WMB Board upon Barclays with respect to the investigations made or procedures followed by it in rendering its opinion. The full text of Barclays’ written opinion, dated as of September 28, 2015, is attached hereto as Annex F. Barclays’ written opinion sets forth, among other things, the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Barclays in rendering its opinion. You are encouraged to read the opinion carefully in its entirety. This summary is qualified in its entirety by reference to the full text of the opinion. See “The Merger—Opinions of the Financial Advisors to the WMB Board—Opinion of Barclays.”

Opinion of Lazard Frères & Co. (see page 143)

At a meeting of the WMB Board held on September 28, 2015, Lazard Frères & Co. (“Lazard”) delivered an oral opinion to the WMB Board, which was subsequently confirmed in writing, to the effect that, as of such date and based upon and subject to the assumptions, procedures, factors, qualifications and limitations stated therein, the merger consideration to be paid to WMB stockholders (other than certain WMB stockholders excluded from the scope of Lazard’s opinion as set forth in Lazard’s written opinion) in the merger was fair, from a financial point of view, to such WMB stockholders.

The terms of the merger were determined through arm’s-length negotiations between WMB, on the one hand, and ETE, on the other hand, and were approved on September 28, 2015 by a majority vote of the WMB Board. Lazard’s opinion was directed to the WMB Board (in its capacity as such) in connection with the WMB Board’s evaluation of the merger and only addressed the fairness, from a financial point of view, to WMB stockholders (other than certain WMB stockholders excluded from the scope of Lazard’s opinion as set forth in Lazard’s written opinion) of the merger consideration to be paid to such WMB stockholders in the merger. Lazard’s opinion was not intended to and does not constitute a recommendation to any WMB stockholder as to how such stockholder or other person should vote or act with respect to the merger or any matter relating thereto. Lazard did not express any opinion as to the prices at which shares of WMB common stock, the ETC common shares (including the attached CCRs), the ETE common units or the ETE Class E units may trade at any time subsequent to the announcement of the merger. Lazard did not express any opinion as to any tax or other consequences that might result from the merger or related transactions contemplated by the merger agreement, nor did its opinion address any legal, tax, regulatory or accounting matters, as to which Lazard understood that WMB obtained such advice as it deemed necessary from qualified professionals. In addition, Lazard’s opinion did not address the relative merits of the merger as compared to any other transaction or business strategy in which WMB might engage or the merits of the underlying decision by WMB to engage in the merger and related transactions contemplated by the merger agreement. In addition, Lazard expressed no view or opinion as to any terms or other aspects (other than the merger consideration to the extent expressly specified in Lazard’s written opinion) of the merger and related transactions contemplated by the merger agreement, including, without limitation, the form or structure of the merger or any agreements or arrangements entered into in connection with, or contemplated by, the merger or the related transactions contemplated by the merger agreement. The summary of Lazard’s opinion set forth herein is qualified in its entirety by reference to the full text of Lazard’s opinion, which is attached hereto as Annex G, and which you are encouraged to carefully read in its entirety.

Reasons of ETE General Partner’s Board for the Merger (see page 162)

At a meeting held on September 27, 2015, after due consideration and consultation with ETE’s management and its legal and financial advisors, the board of directors of ETE’s general partner, LE GP, unanimously approved the merger agreement and the transactions contemplated thereby, including the merger, the GP merger, the WMB Contribution and the issuance of ETE Class E units to ETC. In reaching its determination to approve the merger agreement, the board of directors of LE GP considered a number of factors based on facts and circumstances that existed as of September 27, 2015, including:

•

the transaction will create the world’s largest energy infrastructure group by combining two of the largest diversified master limited partnerships (each, an “MLP”), the second largest crude and logistics MLP, a fast-growing retail fuel MLP and an attractive LNG export opportunity;

•	the transaction enhances the credit profile of the combined company through greater scale, cash flow diversity and synergy potential;

•	the view that the combination creates a complementary geographic footprint for the assets of the combined company that is expected to provide benefits for producers and end use customers;

•	the view that the combination will generate significant commercial and revenue synergies from ETE’s integrated business model by providing end-to-end solutions for its customers;

•	the merger is expected to be immediately accretive to distributable cash flow and distributions for ETE; and

•

the creation of the entity treated as a corporation for federal income tax purposes is expected to broaden the spectrum of institutional investors that can invest in the Energy Transfer family, and the expected liquidity of the ETC common shares will allow investors to build meaningful positions in ETC.

ETE’s reasons for the transaction are forward-looking in nature and, therefore, should be read in light of the factors discussed in the sections of this proxy statement/prospectus titled “Risk Factors” and “Forward-Looking Statements” and in this Summary section titled “Recent Developments” beginning on page 19 of this proxy statement/prospectus, which section includes a description of certain facts and circumstances arising after September 27, 2015 and the effect that those facts and circumstances have had on certain factors considered by the board of directors of LE GP at the time of approving the merger, as well as certain prospective financial information for ETC that takes into account the facts and circumstances set forth in such section. The reasons of the board of directors of LE GP as of September 27, 2015 for approving the merger do not take into account the facts and circumstances described in the section titled “Summary—Recent Developments,” including the prospective financial information set forth therein, should not be relied upon as reflective of the current views of the board of directors of LE GP and do not constitute a recommendation by the board of directors of LE GP as to how WMB stockholders should vote with respect to the Merger Proposal. The adverse impact of the decline in crude oil and natural gas prices together with the refinancing risks related to the $6.05 billion in new indebtedness expected to be incurred by ETE in connection with the merger, significantly reduces the value of ETC as compared to the value envisioned by the board of directors of LE GP at the time the merger agreement was entered into.

No ETE Unitholder Approval (see page 178)

Approval of ETE unitholders is not required to adopt the merger agreement or approve the merger or the issuance of the ETC common shares or ETE Class E units in connection with the merger transactions.

Financing Commitment (see page 180)

On October 21, 2015, ETE entered into an Amended and Restated Commitment Letter (the “Commitment Letter”) with a syndicate of 20 banks (collectively, the “Commitment Parties”). Pursuant to the Commitment Letter, the Commitment Parties have committed to provide a 364-day secured term loan credit facility in an aggregate principal amount of $6.05 billion (or such lesser amount that ETE may elect to borrow). The total interest rate on such facility is capped at 5.50%, and the facility can be extended for an additional one year at the election of ETE. The commitment is subject to customary conditions for commitments of this type, including the execution of satisfactory definitive documentation.

Board of Directors of the General Partner of ETC After the Merger (see page 323)

Upon completion of the merger, the board of directors of the general partner of ETC (the “ETC GP Board”) will consist of between five and 11 directors, including at least three independent directors meeting the independence standards established by the NYSE and the Exchange Act. The directors will all be designated and elected by the Existing GP Owner, but the independent directors who will serve on the conflicts committee of the ETC GP Board must also be approved by the WMB Board, with such approval not to be unreasonably withheld. The Existing GP Owner has selected John W. McReynolds, Thomas E. Long, Marshall S. McCrea, III, Thomas P. Mason, James W. Bryant, Imad K. Anbouba and M. Max Yzaguirre as, and such individuals have agreed to serve as, directors of the ETC GP Board, effective in connection with the closing of the merger. The Existing GP Owner has proposed James W. Bryant, Imad K. Anbouba and M. Max Yzaguirre as its nominees for the conflicts committee of the ETC GP Board. The WMB Board is currently considering these nominees.

Interests of Directors and Executive Officers of WMB in the Merger (see page 164)

In considering the recommendation of the WMB Board to approve the merger, WMB stockholders should be aware that certain WMB directors and executive officers may be deemed to have interests in the merger that are in addition to, or different from, the interests of other WMB stockholders. The WMB Board was aware of these interests and considered them, among other matters, in approving the merger and the merger agreement and in making the recommendations that the WMB stockholders approve the merger agreement, the merger and the other merger transactions. These interests include:

•

Certain WMB directors and executive officers have previously been granted WMB stock options, restricted stock units and/or deferred stock units. Under the merger agreement, each WMB stock option, including stock options held by WMB directors and executive officers, will be equitably adjusted immediately prior to the effective time by reducing the exercise price thereof by an amount equal to the pre-merger special dividend, contingent on the consummation of the merger. In addition, WMB equity-based awards, including those held by WMB directors and executive officers, outstanding immediately prior to the effective time will, as of the effective time, be assumed by ETC and converted into cash-settled, time-based equity awards of ETC, adjusted as described below in the section of this proxy statement/prospectus titled “The Merger Agreement—Treatment of WMB Equity Awards.” Performance conditions applicable to WMB restricted stock units will generally be deemed to be satisfied at target (in the case of WMB performance stock units) or the greater of target and actual performance (in the case of WMB leveraged performance stock units). The converted stock options and restricted stock units will only be subject to time-based vesting conditions following the merger. All the converted ETC equity awards will otherwise remain subject to their existing terms and conditions, including the accelerated vesting of the stock options and restricted stock units held by WMB executive officers upon a qualifying termination during the two-year period following completion of the merger, and accelerated vesting of restricted stock units held by WMB non-employee directors upon any separation from service. Upon settlement, holders of converted WMB restricted stock units and WMB deferred stock units will also be entitled to receive (1) the pre-merger special dividend and payment of any other accrued dividend equivalents, (2) a cash payment in respect of any fractional ETC common shares that would have resulted from such conversion without regard to rounding and (3) if such unit settles after the end of the CCR measurement period, an amount in cash equal to the shortfall amount (if any).

•

The right to certain contractual severance payments and benefits in the event a WMB executive officer experiences a qualifying termination of employment during the two-year period following the completion of the merger.

•	The right to an accelerated payout of a WMB director’s or executive officer’s earned and accrued account balance under the Williams Companies Amended and Restated Retirement Restoration Plan.

•	The right to indemnification and exculpation benefits following the closing of the merger.

Risk Factors Relating to the Merger and Ownership of ETC Common Shares (see pages 37 and 45)

You should consider all the information contained in or incorporated by reference into this proxy statement/prospectus in deciding how to vote for the proposals presented in this proxy statement/prospectus. In particular, you should consider the risks relating to the merger described in the section titled “Risks Related to the Merger” beginning on page 37 of this proxy statement/prospectus, some of which are summarized below:

•

the number of ETC common shares to be received by holders receiving share consideration or mixed consideration is fixed and will not be adjusted for changes in the market prices of ETE common units or WMB’s common stock;

•	you may not receive the form of merger consideration that you elect;

•	the merger is subject to the receipt of consents and approvals from governmental entities that may impose conditions that could have an adverse effect on ETE and ETC;

•	ETC common shares received by WMB stockholders as consideration in the merger will have different rights from the shares of WMB common stock;

•	ETC may fail to realize many of the anticipated benefits of the merger; and

•

as a result of the adverse impact of the decline in crude oil and natural gas prices on the operations of ETE and WMB, ETE’s expected incurrence of $6.05 billion of new indebtedness in connection with the merger increases the refinancing risks facing ETE compared to the risks anticipated at the time the merger agreement was entered into.

There are also several risks related to the CCRs and the Contingent Consideration Rights Agreement (the “CCR agreement”), which you should consider:

•	as an ETC shareholder, you may not receive any payment in respect of the CCRs;

•	as an ETC shareholder, you will not be able to determine the payments to be received under the CCRs until at least two years following the closing date;

•	the CCRs are stapled to the ETC common shares and are not separately tradeable; and

•	ETC’s ownership in ETE may be diminished if ETC common shares trade at a premium to ETE common units over the measurement period.

You should also consider the risks relating to the ownership of ETC common shares described in the section titled “Risks Related to ETC and the Ownership of ETC Common Shares” beginning on page 45 of this proxy statement/prospectus, some of which are summarized below:

•

ETC’s cash flow, and therefore its ability to make distributions to ETC shareholders, depends primarily upon ETE’s ability to make cash distributions to ETC, which in turn depends on the cash distributions ETE receives from the ETE Entities, cash flows ETE receives from its LNG business, the consolidated debt level and debt agreements of ETE, ETC, the ETE Entities and their respective subsidiaries and the expenses ETE otherwise incurs;

•

no trading market currently exists for ETC common shares, the price of ETC common shares may be volatile, and a trading market that will provide ETC shareholders with adequate liquidity may not develop;

•	ETC common shares and ETE common units may not trade in relation or proportion to one another;

•	starting in 2019, the distributions ETC shareholders receive on their ETC common shares may be lower than the distribution ETE common unitholders receive on their ETE common units;

•

the incentive distributions (including distributions with respect to the ETP Class H units) that ETE is entitled to receive may be limited or modified without the consent of ETC’s shareholders, which may reduce cash distributions to you, as an ETC shareholder;

•

a reduction in the ETE Entities’ distributions will disproportionately affect the amount of cash distributions to which ETE is entitled and, consequently, the amount of cash distributions to which ETC is entitled; and

•

ETC shareholders have limited voting rights on matters affecting ETC’s business and are not entitled to elect or remove ETC GP or its directors. Further, ETC shareholders will not be entitled to direct the manner in which ETC votes the ETE Class E units and, therefore, will not have any voting rights with respect to ETE’s business through their ownership of ETC.

Material U.S. Federal Income Tax Consequences of the Merger (see page 217)

It is a condition to WMB’s obligation to complete the merger that WMB receive a written opinion from Cravath, Swaine & Moore LLP, special counsel to WMB, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to ETC’s obligation to complete the merger that ETC receive a written opinion from Latham & Watkins LLP, special counsel to ETC, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In addition, in connection with the filing of the registration statement of which this document is a part, each of Cravath, Swaine & Moore LLP and Latham & Watkins LLP has delivered an opinion to WMB and ETC, respectively, to the same effect.

The parties intend to treat the merger as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code. Accordingly, U.S. holders of WMB common stock generally will not recognize gain or loss for U.S. federal income tax purposes upon their receipt of ETC common shares in exchange for WMB common stock pursuant to the merger. However, (a) U.S. holders of WMB common stock that receive cash pursuant to the merger generally will recognize gain or loss equal to the difference between the amount of any cash received and the holder’s adjusted tax basis in the shares of WMB common stock surrendered for such cash consideration (as designated by the holder); (b) U.S. holders of WMB common stock that receive cash in connection with the settlement of a CCR will be treated as receiving a distribution with respect to their ETC common shares taxable as a dividend to the extent of such holder’s ratable share of ETC’s current and accumulated earnings and profits; and (c) U.S. holders of WMB common stock generally will recognize gain or loss with respect to cash received in lieu of fractional ETC common shares that such holders would otherwise be entitled to receive.

It is possible, however, that the IRS will treat the merger as a “reorganization” within the meaning of Section 368(a)(1)(A) of the Code (instead of Section 368(a)(1)(F) of the Code). In such a case, U.S. holders would still not recognize gain or loss upon their receipt of ETC common shares in exchange for WMB common stock but would be subject to different tax treatment with respect to any cash received pursuant to the merger and in connection with the cash settlement of a CCR, as described under the headings “Material U.S. Federal Income Tax Consequences—Possible Treatment of Merger as a Reorganization Pursuant to Section 368(a)(1)(A) of the Code—Exchange for ETC Common Shares and Cash” and “Material U.S. Federal Income Tax Consequences—Possible Treatment of Merger as a Reorganization Pursuant to Section 368(a)(1)(A) of the Code—Contingent Consideration Rights.”

For further information, please refer to the discussion under the heading “Material U.S. Federal Income Tax Consequences.” Holders of WMB common stock should consult their own tax advisors to determine the particular tax consequences to them of the merger (including the application and effect of any state, local or non-U.S. income and other tax laws).

Listing of the ETC Common Shares; Delisting and Deregistration of Shares of WMB Common Stock (see page 181)

It is a condition to the completion of the merger that the ETC common shares and attached CCRs to be issued to WMB stockholders and ETE in connection with the merger transactions be approved for listing on the NYSE, subject to official notice of issuance. We intend to apply for listing on the NYSE under the symbol “ETC”. When the merger is completed, the WMB common stock currently listed on the NYSE will be delisted from the NYSE and deregistered under the Exchange Act.

Conditions to Completion of the Merger (see page 198)

The obligations of each of ETE and WMB to effect the merger are subject to the satisfaction or waiver of the following conditions:

•	WMB having obtained the requisite WMB stockholder approval;

•

the expiration or termination of the waiting period (and any extensions thereof) applicable to the merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (“HSR Act”);

•	clearance under the Canada Competition Act (the “Competition Act”) must have been received;

•	the merger having been approved by the Federal Energy Regulatory Commission (“FERC”) under the Federal Power Act (“FPA”);

•	no injunction, order or other judgment being in effect that restrains consummation of the merger;

•	this registration statement having become effective under the Securities Act and not being the subject of any stop order or proceedings seeking a stop order;

•	the ETC common shares to be issued pursuant to the merger agreement having been approved for listing on the NYSE, subject to official notice of issuance; and

•

the receipt by ETC and WMB of a tax opinion from Latham & Watkins LLP, to the effect that the WMB Contribution and ETE’s issuance of ETE Class E units should qualify as an exchange to which Section 721(a) of the Code applies.

We cannot be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed.

The obligations of ETC and ETE to effect the merger are also subject to the satisfaction or waiver of the following conditions:

•

the accuracy of certain representations and warranties of WMB contained in the merger agreement as of the date of the merger agreement and as of the effective time (other than representations that by their terms speak specifically as of another date), subject to the materiality standards provided in the merger agreement;

•	the performance by WMB in all material respects of its obligations required to be performed under the merger agreement;

•

the absence of any change, event or effect that, individually or in the aggregate, has, had or would be reasonably expected to have a material adverse effect (as defined in the merger agreement) on WMB since the date of the merger agreement; and

•	the receipt by ETC of a tax opinion from Latham and Watkins LLP, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

The obligation of WMB to effect the merger is also subject to the satisfaction or waiver of the following conditions:

•

the accuracy of certain representations and warranties of ETE and ETC contained in the merger agreement as of the date of the merger agreement and as of the effective time (other than representations that by their terms speak specifically as of another date), subject to the materiality standards provided in the merger agreement;

•	the respective performance by each of ETE and ETC in all material respects of its obligations required to be performed under the merger agreement;

•

the absence of any change, event or effect that, individually or in the aggregate, has, had or reasonably expected to have a material adverse effect (as defined in the merger agreement) on ETE since the date of the merger agreement;

•	the receipt by WMB of a tax opinion from Cravath, Swaine & Moore LLP, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code; and

•	the due execution and delivery of the CCR agreement by ETC, ETE and the exchange agent, and such CCR agreement being in full force and effect.

Regulatory Approvals (see page 178)

To complete the merger, ETE and WMB must obtain approvals or consents from, or make filings with, certain U.S. federal and international authorities. The material regulatory approvals, consents and filings include the following:

•	the expiration or termination of the waiting period (or any extension thereof) under the HSR Act;

•	approval from the FERC pursuant to Section 203 of the FPA; and

•	clearance under the Competition Act.

The merger agreement provides that ETE and WMB will make the necessary filings and submissions for the above-mentioned authorizations and approvals and will use their reasonable best efforts to obtain these authorizations and approvals. In addition, WMB and ETE are required to obtain certain state or local approvals in connection with the merger. Although ETE and WMB believe that they will receive the required authorizations and approvals described above to complete the merger, we cannot give any assurance as to the timing of these consents and approvals or as to ETE’s or WMB’s ultimate ability to obtain such consents or approvals (or any additional consents or approvals that may otherwise become necessary). We also cannot ensure that we will obtain such authorizations or approvals on terms and subject to conditions satisfactory to ETE and WMB.

No Solicitation by WMB of Alternate Proposals (see page 194)

As more fully described in this proxy statement/prospectus and in the merger agreement, and subject to certain exceptions summarized below, WMB has agreed not to solicit, initiate, knowingly encourage, or knowingly facilitate inquiries or proposals with respect to, or engage or participate in any negotiations concerning, or provide any confidential or nonpublic information to any person relating to, an alternative takeover proposal. Notwithstanding these restrictions, the merger agreement provides that WMB may participate in discussions or negotiations or furnish nonpublic information regarding WMB in response to an unsolicited bona fide written takeover proposal, and under specific circumstances, including the WMB Board’s determination (in accordance with the merger agreement and after consultation with WMB’s outside legal counsel and financial advisors) that the failure to take such actions would be more likely than not to result in a violation of its fiduciary duties under applicable law, and that the terms of such transaction would be more favorable to WMB stockholders than the merger.

Change in WMB Board Recommendation (see page 195)

The WMB Board may effect an adverse recommendation change in response to an intervening event, or enter into an alternative acquisition agreement in response to an unsolicited superior proposal, without breaching its no-solicitation obligations under the merger agreement. The WMB Board’s ability to do so is subject to certain other requirements, including the provision of written notice to ETE, the good faith negotiation with ETE to revise the terms of the merger agreement, and, where the adverse recommendation change is in response to an intervening event, the good faith determination that the WMB Board would breach its fiduciary duties under applicable law if it failed to make such recommendation.

Termination of the Merger Agreement (see page 201)

WMB and ETE may mutually agree to terminate the merger agreement and abandon the merger at any time before the consummation of the merger. Subject to conditions and circumstances described in the merger agreement, the merger agreement may be terminated as follows:

•	by mutual written consent of the parties;

•	by either party if the merger is not completed by June 28, 2016 (the “outside date”);

•	by either party if a governmental entity issues a final and nonappealable law, injunction, order or other judgment restraining or enjoining the consummation of the merger;

•	by either party if stockholder approval of the merger agreement has not been obtained at the special meeting;

•

by ETE if: (i) WMB breaches any of its representations or warranties or fails to perform any of the covenants or agreements under the merger agreement, and such breach or failure to perform (a) would give rise to the failure of a closing condition and (b) is incapable of being cured prior to the outside date, or (ii) WMB makes an adverse recommendation change or willfully and materially breaches its obligations under the merger agreement regarding the solicitation of acquisition proposals; or

•

by WMB if: (i) either ETC or ETE breaches any of its representations or warranties or fails to perform any of the covenants or agreements under the merger agreement, and such breach or failure to perform (a) would give rise to the failure of a closing condition and (b) is incapable of being cured prior to the outside date, or (ii) prior to obtaining WMB stockholder approval of the merger agreement, WMB intends to accept a superior takeover proposal.

Expenses (see page 202)

If the merger agreement is terminated by ETE or ETC following the failure of WMB stockholders to approve the merger proposal at the special meeting, then WMB will reimburse ETE for all out-of-pocket fees and expenses incurred in connection with the merger, up to $50.0 million. If the merger agreement is terminated by ETE or WMB due to the breach by the other party of its representations, warranties, covenants or agreements set forth in the merger agreement, then the breaching party will reimburse all out-of-pocket fees and expenses incurred by the other party in connection with the merger, up to $100.0 million.

Termination Fee (see page 202)

WMB will be required to pay ETE a termination fee of $1.48 billion if:

•	WMB terminates the merger agreement to accept a superior proposal from a third party;

•	ETE terminates the merger agreement due to a change in the WMB Board’s recommendation of the merger to WMB stockholders;

•	ETE terminates the merger agreement due to a breach by WMB of its non-solicitation obligations; or

•

(a) after the date of the merger agreement and prior to the special meeting, a takeover proposal is publicly announced, publicly disclosed or otherwise communicated to WMB, which takeover proposal shall not be withdrawn for at least seven business days prior to the special meeting, (b) thereafter, the merger agreement is terminated (i) by either ETE or WMB following the failure of WMB stockholders to approve the merger proposal at the special meeting, (ii) by either ETE or WMB for a failure to consummate the merger on or before the outside date, or (iii) by ETE following a breach by WMB of its covenants or agreements not to solicit a takeover proposal, to hold the special meeting, to aid in the preparation of the prospectus/proxy statement or to negotiate with ETE for three business days after informing ETE of a superior proposal and (c) WMB enters into a definitive agreement with respect to a transaction contemplated by a takeover proposal or consummates a takeover proposal within 12 months of the date the merger agreement is terminated.

ETE will also be required to reimburse WMB $410.0 million for a portion of the termination fee paid by WMB to terminate its previous merger agreement with WPZ if certain conditions to WMB’s obligation to consummate the merger have not been satisfied and the merger agreement is terminated by ETE or WMB due to: (i) a permanent injunction or final, non-appealable governmental order or action being in effect; (ii) ETE or ETC’s breach of any of its representations, warranties, covenants, or agreements set forth in the merger agreement; or (iii) the failure to consummate the merger within the outside date. Any expenses of ETE reimbursed by WMB are creditable against the termination fee.

Comparison of Rights of ETC Shareholders and WMB Stockholders (see page 225)

The rights of WMB stockholders are currently governed by WMB’s amended and restated certificate of incorporation and by-laws and by the DGCL. WMB stockholders who receive the merger consideration in ETC common shares will become shareholders of ETC upon completion of the merger. Thereafter, their rights will be governed by ETC’s certificate of limited partnership, ETC’s partnership agreement and the Delaware Revised Uniform Limited Partnership Act. As a result, these WMB stockholders will have different rights once they become shareholders of ETC due to the differences in the governing documents of and laws applicable to ETC and WMB. The key differences are described in the section titled “Comparison of Rights of ETC Shareholders and WMB Stockholders.”

Amendment of ETE Partnership Agreement (see page 181)

In conjunction with the GP merger, ETE GP will enter into the ETE partnership agreement amendment providing for the creation and issuance of the ETE Class E units with the rights, privileges and obligations set forth in the partnership agreement amendment.

Litigation Relating to the Merger (see page 181)

Between October 5, 2015, and December 24, 2015, purported WMB stockholders filed six putative class action lawsuits in the Delaware Court of Chancery challenging the merger. The suits are captioned Greenwald et al. v. The Williams Companies, Inc., et al., C.A. No. 11573-VCG; Ozaki v. Armstrong et al., C.A. No. 11574-VCG; Blystone v. The Williams Companies, Inc., et al., C.A. No. 11601-VCG; Glener et al. v. The Williams Companies, Inc., et al., C.A. No. 11606-VCG; Amaitis et al. v. Armstrong et al., C.A. No. 11809-VCG; and State-Boston Retirement System et al. v. Armstrong et al., C.A. No. 11844-VCG. The complaints assert various claims against the individual members of the WMB Board; ETE, ETC, ETC GP, LE GP and ETE GP (the “ETE Defendants”); WMB; Barclays; and Lazard. The Ozaki and Blystone complaints allege that the individual members of the WMB Board have breached their fiduciary duties to WMB stockholders by agreeing to sell WMB through an allegedly unfair process and for an allegedly unfair price, and that the ETE Defendants have aided and abetted this purported breach of fiduciary duties. The Greenwald and Glener complaints make similar allegations, but also claim that WMB has aided and abetted the individual members of the WMB Board’s purported breach of fiduciary duties. The Amaitis and State-Boston Retirement System complaints allege that the individual members of the WMB Board who voted for the merger have breached their fiduciary duties to WMB stockholders by agreeing to sell WMB through an allegedly unfair process and for an allegedly unfair price, and that all the individual members of the WMB Board have violated their fiduciary duties by allegedly failing to disclose material information about the merger. The Amaitis complaint additionally alleges that the ETE Defendants, Barclays and Lazard have aided and abetted the individual members of the WMB Board’s supposed breach of fiduciary duties. All the complaints seek, among other things, an injunction against the merger and an award of costs and attorneys’ fees. On January 13, 2016, the Court consolidated, pursuant to a stipulation among the plaintiffs, these six actions into a new consolidated action captioned In re The Williams Companies, Inc. Merger Litigation, Consolidated C.A. No. 11844-VCG (the “Merger Litigation”). In its stipulated order, the Court designated the complaint from the State-Boston action as operative, and it dismissed without prejudice the ETE Defendants, Barclays and Lazard from the consolidated action. On January 19, 2016, the defendants in the Merger Litigation moved to dismiss the operative complaint. On March 22, 2016, the Court stayed briefing and discovery in the Merger Litigation until the merger between ETE and WMB is consummated and plaintiffs in the Merger Litigation have filed an amended complaint.

On December 4, 2015, a purported WMB stockholder filed an amended complaint in a putative class action lawsuit pending in the Delaware Court of Chancery captioned In re The Williams Companies, Inc. Stockholder Litigation, Consol. C.A. No. 11236-VCG (the “Stockholder Litigation”). The complaint asserts claims against all of the individual members of the WMB Board other than Mr. Meister and Mr. Mandelblatt. The complaint alleges that WMB’s preliminary proxy statement is false and misleading. As relief, the complaint requests, among other things, an injunction requiring WMB to make supplemental disclosures and an award of costs and attorneys’ fees. On December 9, 2015, the defendants in the Stockholder Litigation moved to dismiss the amended complaint. On March 7, 2016, the Court dismissed the amended complaint in a ruling from the bench.

On January 14, 2016, a purported WMB stockholder filed a putative class action lawsuit against WMB and ETE, captioned Bumgarner v. The Williams Companies, Inc., et al., Case No. 16-cv-26-GKF-FHM, in the United

States District Court for the Northern District of Oklahoma. The plaintiff alleges that ETE and WMB have violated Section 14 of the Securities Exchange Act of 1934 (the “Exchange Act”) by making allegedly false statements concerning the merger. As relief, the complaint seeks an injunction against the proposed merger. On February 1, 2016, the plaintiff filed an amended complaint, making substantially the same allegations. On February 19, 2016, the defendants in the Bumgarner action moved to dismiss the amended complaint, and on March 21, 2016, the plaintiff filed a response in opposition to defendants’ motion to dismiss.

On January 15, 2016, a purported WMB stockholder filed a putative class action lawsuit in the Delaware Court of Chancery against the individual members of the WMB Board, captioned Ryan v. Armstrong et al., C.A. No. 11903-VCG. The complaint asserts that all of the individual members of the WMB Board breached their fiduciary duties in agreeing to the WPZ merger and that a majority of the individual members of the WMB Board breached their fiduciary duties by failing to negotiate for a “collar” provision in connection with the merger with ETE. As relief, the complaint seeks, among other things, damages and an award of costs and attorneys’ fees. On February 22, 2016, the defendants moved to dismiss the complaint, and on March 24, 2016, the defendants filed a brief in support of their motion to dismiss.

On January 19, 2016, a purported WMB stockholder filed a putative class action lawsuit against WMB, the individual members of the WMB Board and the ETE Defendants, captioned City of Birmingham Retirement and Relief System v. Armstrong et al., Case No. 1:16-cv-00017-RGA, in the United States District Court for the District of Delaware. The lawsuit alleges that the individual members of the WMB Board have violated their duty of disclosure by issuing a supposedly misleading proxy statement in support of the transaction, that a majority of the individual members of the WMB Board violated their fiduciary duties by voting in favor of the merger and that the ETE Defendants aided and abetted this supposed breach of fiduciary duties. The complaint also alleges that the individual members of the WMB Board and WMB have violated Section 14 of the Exchange Act by issuing a supposedly misleading proxy statement and that all defendants have violated Section 20 of the Exchange Act by supposedly causing a misleading proxy statement to be issued. As relief, the complaint seeks, among other things, injunctive relief, damages and an award of costs and attorneys’ fees. On February 10, 2016, WMB and the individual members of the WMB Board moved to dismiss the complaint. On February 18, 2016, the ETE Defendants moved to dismiss the complaint. On March 7, 2016, the plaintiff voluntarily dismissed its complaint.

The defendants believe the allegations in the various complaints noted above are without merit.

On April 6, 2016, WMB filed a complaint, accompanied by a motion for expedited proceedings, against ETE and LE GP in the Delaware Court of Chancery. The complaint is captioned The Williams Companies, Inc. v. Energy Transfer Equity, L.P., et al., C.A. No. 12168-VCG. WMB alleges that ETE has violated the merger agreement by making the private offering of Convertible Units, as announced in a Current Report on Form 8-K filed by ETE on March 9, 2016. As relief, WMB seeks, among other things, to unwind the private offering and invalidate Amendment No. 5 to the ETE partnership agreement (the “Amendment”), adopted on March 8, 2016, pursuant to which ETE made the private offering. On April 14, 2016, the Court granted WMB’s motion for expedited proceedings in a ruling from the bench. Also on April 6, 2016, WMB filed a petition against Mr. Warren, the chairman of ETE, in the District Court of Dallas County, Texas, captioned The Williams Companies, Inc. v. Warren, No. DC-16-03941. In the Warren action, WMB alleges that Mr. Warren has tortiously interfered with the merger agreement by inducing ETE to undertake the private offering, and seeks damages and other relief. ETE believes that the lawsuits are without merit and intends to vigorously defend its actions.

The CCR Agreement (see page 205)

The rights of ETC shareholders with respect to the CCRs attached to the ETC common shares will be governed by and subject to the terms and conditions of the CCR agreement, which is attached as Annex B to this proxy statement/prospectus and is incorporated by reference into this proxy statement/prospectus.

The CCR agreement entitles each CCR holder to receive ETC common shares or a cash payment, at ETE’s election, should the average of the daily volume-weighted average price for ETE common units on the NYSE (“ETE common units VWAP”) be greater than the average of the daily volume-weighted average price for ETC common shares on the NYSE (“ETC common shares VWAP”) for a period of 23 months following the 20th trading day after the closing date (the “measurement period”). If the ETC common shares VWAP is less than the ETE common units VWAP for the measurement period (such difference, a “shortfall amount”), then each outstanding CCR will be automatically cancelled and converted into the right to receive a shortfall payment. The shortfall payment will be, at ETE’s election, either:

•

a number of ETC common shares equal to the shortfall amount divided by the settlement calculation VWAP. The settlement calculation VWAP means (a) the sum of the daily dollar volume-weighted average price for the ETC common shares on the NYSE for the five trading days starting with the first trading day after the second anniversary of the closing date, divided by (b) 5; or

•	an amount in cash equal to the shortfall amount.

Notwithstanding the above, the aggregate cash payment cannot exceed an amount of cash equal to (a) 55% of the value of the merger consideration minus (b) the sum of (i) the pre-merger special dividend, (ii) the cash component of the merger consideration, (iii) the aggregate amount of cash paid to former holders of WMB common stock in lieu of issuing fractional ETC common shares and (iv) the aggregate amount of cash paid in respect of appraisal shares. If the aggregate cash payment exceeds this sum, then any difference will be paid in ETC common shares valued at the settlement calculation VWAP.

If, however, the ETC common shares VWAP is equal to or greater than the ETE common units VWAP for the measurement period, then each outstanding CCR will be immediately and automatically cancelled and no consideration of any kind will be delivered to CCR holders in respect of the CCRs. Furthermore, ETE will cancel as an adjustment to the number of ETE Class E units issued to ETC in the WMB Contribution, a number of ETE Class E units equal to (a) (i) the number of outstanding CCRs multiplied by (ii) a fraction, the numerator of which is the excess amount and the denominator of which is the settlement calculation VWAP, multiplied by (b) the ratio of ETE Class E units held by ETC and its subsidiaries over the number of ETC common shares outstanding. See the section titled “The Merger” beginning on page 94 of this proxy statement/prospectus.

The CCRs will be automatically cancelled and extinguished, without consideration of any kind being delivered to CCR holders in respect of the CCRs, and ETE, ETC and the rights agent will have no further obligations with respect to the CCRs, in the event that both of the following exist at any time during the period between the start date and the end date:

•	the ETC common shares VWAP is greater than the ETE common units VWAP for twenty consecutive trading days; and

•

the ETC common shares VWAP is equal to or greater than the ETE common units VWAP for a period beginning on the twenty-first trading day after the closing date and ending on the twentieth such trading day as mentioned above.

There are numerous risks associated with the CCRs, including the possibility that CCR holders will not receive any payment in respect thereof. For more information, please see the sections titled “Risks Related to the CCRs” and “CCR Agreement” beginning on pages 44 and 205, respectively, of this proxy statement/prospectus.

The Contribution Agreement (see page 204)

Concurrently with the effective time of the GP merger, ETC, ETE and ETE GP will execute a Contribution, Conveyance and Assumption Agreement (the “contribution agreement”) to effect the WMB Contribution and GP Contribution. In exchange for the WMB Contribution ETE will issue to ETC a number of ETE Class E units equal to (i) the number of ETC common shares issued to the WMB stockholders in the merger plus (ii) the number of ETC common shares issued to ETE in consideration for the Parent Cash Deposit.

The contribution agreement will also provide that ETE will indemnify ETC against all losses (other than income taxes) suffered or incurred by ETC resulting from the consummation of the merger or otherwise, whether before or after the effective time. In addition, pursuant to the contribution agreement, ETE will also indemnify ETC for any taxes incurred by ETC for each taxable year ending on or before December 31, 2018.

Recent Developments

Crude oil prices in the United States (based on NYMEX trading prices) have experienced a significant decline recently, dropping from an average of $60.00 per barrel in June 2015 to an average closing price of $37.96 in March 2016. Natural gas prices in the United States (based on NYMEX trading prices) also have experienced a significant decline, dropping from an average of near $3.00 per MMcf in June 2015 to an average closing price of $1.81 per MMcf in March 2016. Other energy commodity prices have also continued to decline or hover at relatively low levels. As a result, energy company equity values have declined sharply and credit has tightened. Equity and debt capital markets are less receptive and the cost of capital for energy companies, in general, is significantly more expensive than the cost of capital in June 2015. Most producers of oil and natural gas have recently reduced their levels of drilling and related projects to preserve existing liquidity and reduce financing needs in light of continued low prices and infrastructure constraints, as well as higher costs of capital. In some areas, producers are shutting-in production until realized prices improve as a result of higher energy prices and/or new infrastructure that improves netbacks. As a result of the current weak energy price environment and increased cost of capital, the industry in which WMB and ETE participate is likely to experience lower growth in terms of volumes, earnings, cash flows, cash distributions and dividends. Energy prices are highly variable and the industry in which WMB and ETE participate may experience lower or higher prices and those prices will effect volumes, earnings, cash flows, cash distributions and dividends.

As disclosed in “The Merger—Reasons of ETE’s General Partner’s Board for the Merger,” during its due diligence process relating to the merger, ETE identified significant commercial synergies ranging from new revenue opportunities, improved operational efficiencies and performance, new capital opportunities and prioritization of existing capital projects. At the time of execution of the merger agreement with WMB, ETE expected that the anticipated EBITDA from those commercial synergies would exceed $2 billion per year by 2020 and would require overall incremental capital investment of more than $5 billion to achieve. As part of ETE’s and WMB’s joint integration planning efforts, the management teams of both companies have devoted a significant amount of time in analyzing commercial synergy opportunities that may be achieved by the combined company following the closing of the merger. Taking into account facts and circumstances occurring since September 28, 2015, including those described in the preceding paragraph, ETE and WMB believe, as of March 23, 2016, that the base case for EBITDA from commercial synergies that is reasonably probable to be achieved by the combined company is approximately $170 million per year by 2020, which is materially less than the $2 billion of anticipated EBITDA from commercial synergies per year by 2020 identified by ETE as of September 28, 2015 and considered by the board of directors of ETE’s general partner when determining to approve entry into the merger agreement. The annual EBITDA that is reasonably probable of being achieved from commercial synergies by 2020 of $170 million is an amount determined by commercial development and finance personnel from ETE and WMB based on their analysis of commercial development projects that are reasonably probable to be successfully completed and based on, among other items, assumptions of WTI crude oil prices ranging from $32.92 per barrel in 2016 to $44.31 per barrel in 2020 and Henry Hub natural gas prices ranging from $2.34 per MMcf in 2016 to $3.11 per MMcf in 2020, which price assumptions were based on the forward price curve for futures contracts as of January 20, 2016. ETE and WMB also anticipate that the net capital savings to be incurred in connection with these commercial synergies would be approximately $220 million.

ETE and WMB also developed a case which assumed a recovery of crude oil and natural gas prices based on the forward price curve for futures contracts for these commodities as of July 22, 2015, which forward price curve indicated WTI crude oil futures prices ranging from $53.97 per barrel in 2016 to $64.26 per barrel in 2020 and Henry Hub natural gas futures prices ranging from $3.21 per MMcf in 2016 to $3.62 per MMcf in 2020. Based on these price assumptions, the commercial development and finance personnel from ETE and WMB determined that the annual EBITDA that may be potentially achieved by 2020 from commercial synergies would be approximately $590 million. ETE and WMB also anticipate that the net capital expenditures anticipated to be incurred to achieve these commercial synergies would be approximately $260 million. The commodity price assumptions related to the commercial synergies in this price recovery case are significantly higher than the average trading prices of these commodities as of the date of this proxy statement/prospectus and, as a result, ETE and WMB believe that the commercial synergies in this price recovery case may not be achieved.

The current range of anticipated EBITDA from commercial synergies jointly identified by ETE and WMB as described above in the base case and the price recovery case, however, was within the range of potential synergies considered by WMB’s financial advisors when performing the analyses and arriving at the opinions described in “The Merger—Opinions of the Financial Advisors to the WMB Board.”

The section “The Merger—Financial Forecasts” contains certain prospective financial information for WMB and ETC as prepared by WMB and as made available to the legal and financial advisors of WMB and the WMB Board prior to the execution of the merger agreement. ETE did not review the projections for ETC prepared by WMB, and ETE makes no representations or warranties in respect thereof and such projections did not, at the time they were prepared, and do not currently, reflect the views of ETE. See “—Updated Financial Forecasts of ETC” below for updated financial forecasts of ETC provided by the management of ETE. As further noted in “The Merger—Financial Forecasts,” WMB does not intend to update or otherwise revise the prospective financial information contained therein to reflect the occurrence of subsequent events. WMB believes that the prospective financial information prepared by WMB, including forecasts for cash distributions per unit of ETC as described in “The Merger—Financial Forecasts—Pro Forma ETC Unaudited Financial Projections,” is no longer valid, will likely be materially lower than reflected in the tables containing such prospective financial information and should not be relied upon in light of, among other things, the factors discussed in this “Recent Developments” section.

In addition to the factors described in this “Recent Developments” section, and as noted elsewhere in this proxy statement/prospectus, ETE has a significant amount of debt outstanding. As of December 31, 2015, ETE had approximately $7 billion of debt on a stand-alone basis and approximately $36.97 billion of consolidated debt, excluding the debt of its joint ventures. In addition, in connection with the merger, ETE expects to incur an additional $6.05 billion of debt to finance the cash portion of the merger consideration and to assume approximately $4.2 billion of outstanding debt under WMB’s senior notes. In light of the sustained low commodity price environment and ETE’s current leverage and credit profile, there is a risk that the incurrence and assumption of such additional debt could adversely affect ETE’s credit ratings. Any downgrade in ETE’s credit ratings following the transaction could adversely affect the investment grade credit ratings of ETP, SXL and WPZ, and the credit ratings of Sunoco. ETP, SXL and WPZ currently maintain investment grade ratings by Moody’s Investors Services, Inc. (“Moody’s”), Standard & Poor’s Rating Services (“S&P”) and Fitch Ratings, Inc. (“Fitch”). However, those current ratings may not remain in effect for any given period of time and a rating may be lowered or withdrawn entirely by a rating agency if, in its judgment, circumstances so warrant. If Moody’s, S&P or Fitch were to downgrade the long-term rating of any of the ETE Entities, particularly below investment grade, ETE’s consolidated borrowing costs could significantly increase, which would adversely affect ETE’s consolidated financial results, and the terms of ETE’s credit agreements could become significantly more restrictive. The potential pool of investors and funding sources could also decrease. Further, due to the relationship between ETE and the ETE Entities, any downgrade of ETE’s credit ratings could also result in a downgrade in one or more of the ETE Entities’ credit ratings. Ratings from credit agencies are not recommendations to buy, sell or hold ETE’s securities, and each rating should be evaluated independently of other ratings. In order for ETE to maintain its credit ratings at current rating levels, it may need to sell assets, issue additional equity securities, reduce cash distributions to unitholders or a combination thereof.

ETE states that in connection with ETE’s efforts to maintain its current credit ratings with Moody’s, S&P and Fitch, on March 8, 2016, ETE completed the private offering of Convertible Units to certain ETE common unitholders who are “accredited investors” (as defined in Regulation D promulgated under the Securities Act) (the “offerees”). The Convertible Units were issued to offerees who elected to participate in a plan (the “Plan”) to forgo a portion of their future potential cash distributions on ETE common units participating in the Plan for a period of up to nine fiscal quarters, commencing with distributions for the fiscal quarter ending March 31, 2016 (the “plan period”), and reinvest those distributions in the Convertible Units. Each offeree who elected to participate in the Plan (an “Electing Unitholder”) received one Convertible Unit for each ETE common unit that such Electing Unitholder validly elected to participate in the Plan (each such ETE common unit, a “Participating Common Unit”). The Convertible Units will automatically convert into ETE common units at the end of the plan period.

ETE issued 329,299,267 Convertible Units to the Electing Unitholders at the closing of the offering, which represents the participation by common unitholders with respect to approximately 31.5% of ETE’s total outstanding common units. ETE’s Chairman, Kelcy Warren, participated in the Plan with respect to substantially all of his common units, which represent approximately 18% of ETE’s total outstanding common units, and was issued 187,313,942 Convertible Units.

ETE expects to use the net proceeds realized from the reinvestment of forgone distributions on Participating Common Units for general partnership purposes, which could include repayment of debt proposed to be incurred in connection with the merger, the acquisition of equity securities of ETP or other transactions to provide financial support to ETP. ETE states that the Plan reflects ETE’s broader strategy to be proactive in maintaining its credit rating and enhancing its liquidity position. ETE has presented the Plan to the credit rating agencies and has received favorable reactions from the agencies for the Plan. ETE states that the Plan, together with other actions available to ETE, is designed to place ETE in the strongest possible financial position for 2016 and 2017. See the section titled “Additional Information about ETC—Business—Recent Developments of Energy Transfer Equity, L.P.” for additional information regarding the private offering and the terms of the Plan and the Convertible Units.

Initially, ETE intended to provide the opportunity to participate in the Plan to all of its common unitholders on substantially the same terms as the private offering. The merger agreement requires ETE and WMB to obtain the other party’s consent to take certain actions prior to the closing of the merger. ETE believes that the terms of the merger agreement permitted ETE to provide the opportunity to participate in the Plan to all of its common unitholders. In order to offer participation in the Plan to all of its common unitholders, ETE would have been required to file a registration statement with the SEC relating to the public offering of the Convertible Units. Such a filing would require the consent of WMB’s independent registered accounting firm to the incorporation by reference in the registration statement of its report on WMB’s audited financial statements. However, after ETE advised WMB of ETE’s intention to pursue a public offering of the Convertible Units pursuant to the Plan, WMB declined to allow its independent registered accounting firm to provide the auditor consent required to be included in a registration statement for a public offering. As a result, in light of what ETE viewed as an important step to address potential cash needs (including to finance part of the consideration payable to WMB stockholders in the merger), ETE determined to conduct a private offering to certain accredited investors that was not subject to the SEC rules requiring the consent of WMB’s independent registered accounting firm. In connection with the proposed public offering, WMB advised ETE that WMB believed its consent was required under the merger agreement for the public offering and declined to consent. ETE believes that both the proposed public offering and the completed private offering are permitted by the terms of the merger agreement and as a result did not request WMB’s consent to pursue the private offering.

Based on the cash distribution for the fourth quarter of 2015 of $0.285 per ETE common unit, the pro forma cash distribution savings would have been approximately $57.5 million for such quarter if the 329,299,267 Convertible Units had been issued prior to the record date for the cash distribution for such quarter, or approximately $230 million on an annualized basis.

WMB has reviewed the terms of the Plan and the Convertible Units, and ETE’s description of the Plan and the Convertible Units, and believes that the Convertible Units offering required WMB’s consent under the merger agreement and that by proceeding without WMB’s consent, ETE violated the merger agreement. WMB filed lawsuits against ETE, LE GP and Kelcy Warren in relation to the Convertible Units offering on April 6, 2016. The lawsuit against ETE and LE GP, which was filed in the Court of Chancery of the State of Delaware (C.A. No. 12168-VCG), alleges breach of the merger agreement and seeks, among other things, to unwind the private offering of Convertible Units. The lawsuit against Kelcy Warren, which was filed in the District Court of Dallas County, Texas (Cause No. DC-16-03941), alleges tortious interference with the merger agreement in connection with the Convertible Units offering and seeks damages, among other things. See the section titled “Risk Factors—Risks Related to the Merger—ETE and WMB do not agree on whether ETE’s offering of the Convertible Units without WMB’s consent was a violation of the merger agreement, and WMB has filed lawsuits against ETE, LE GP and Kelcy Warren in relation thereto” beginning on page 42 of this proxy statement/prospectus. ETE believes that the lawsuits are without merit and intends to vigorously defend its actions.

In addition to the issuance of the Convertible Units that ETE believes is a means to address the rating agency issues described in this proxy statement/prospectus, ETE and WMB have been analyzing the potential cost savings that may be realized with respect to general and administrative expenses as a result of the merger. In light of the decline in energy commodity prices, both ETE and WMB are also analyzing cost reductions that may be achieved on a standalone basis and, in this regard, WMB recently reduced its workforce by 10%.

ETE and WMB have also been analyzing other steps to reduce general and administrative expenses. ETE has determined that it will be necessary to consolidate corporate offices and headquarters of ETE and WMB in Dallas, Texas in order to achieve the appropriate overall reduction in general and administrative costs for the combined company and headquarters and, as a result, the current presence of WMB in Tulsa, Oklahoma and Oklahoma City, Oklahoma will need to be significantly reduced, particularly with respect to the finance, accounting, engineering and construction, legal, human resources and information technology functions, or potentially eliminated.

The WMB Board has carefully reviewed these developments in connection with its recommendation to Williams’ stockholders to adopt the merger agreement. See the section titled “The Merger—Recommendation of the WMB Board and Its Reasons for the Merger” beginning on page 122 of this proxy statement/prospectus. The base case of anticipated EBITDA from commercial synergies jointly identified by ETE and WMB as described above was within the range of potential synergies considered by the WMB Board in approving the merger and by WMB’s financial advisors when performing the analyses and arriving at the opinions described in the section titled “The Merger—Opinions of the Financial Advisors to the WMB Board” beginning on page 130 of this proxy statement/prospectus. Accordingly, the WMB Board has not requested that WMB’s financial advisors update their fairness opinions dated September 28, 2015, that were delivered in connection with the execution of the merger agreement and speak as of that date. See “The Merger—Opinions of the Financial Advisors to the WMB Board” beginning on page 130 of this proxy statement/prospectus. The WMB Board continues to rely on those fairness opinions. The WMB Board has also reviewed ETE’s updated ETC projections set forth below under “—Updated Financial Forecasts of ETC.” The WMB Board notes that ETE prepared the updated ETC projections, in part, by using the WMB projections provided by WMB to ETE on April 7, 2016, and, in part, by using the ETE projections prepared by ETE management as of April 12, 2016. The WMB Board further notes that the combined pro forma projections for ETC are subject to a number of assumptions as described below, including (i) ETE’s assumptions regarding the timing of repayment and financial terms of the acquisition financing and any assumed refinancings and (ii) ETE’s assumptions regarding the amount of incentive distribution waivers at ETP and WPZ which affect the cash available at ETE and ETC. The WMB Board notes that (i) ETE has announced that, in connection with its integration planning efforts and in light of the current business environment for WMB and ETE as described above, ETE currently intends to consolidate the corporate offices and headquarters of ETE and WMB in Dallas, Texas and to significantly reduce or potentially eliminate the current presence of WMB in Tulsa, Oklahoma as described above and (ii) this current intention differs from ETE’s statement in the WMB-ETE joint press release issued on September 28, 2015 that WPZ would maintain a meaningful presence in Tulsa, Oklahoma. As noted above, the WMB Board views the Convertible Units offering as a breach of the merger agreement and intends to enforce its rights under the merger agreement in relation thereto; as a result, WMB has filed lawsuits against ETE, LE GP and Kelcy Warren. Nonetheless, the WMB Board has not changed its recommendation that Williams stockholders adopt the merger agreement for the reasons described in the section titled “The Merger—Recommendation of the WMB Board and Its Reasons for the Merger” beginning on page 122 of this proxy statement/prospectus.

Completion of the merger is subject to satisfaction or waiver of a number of conditions that must be satisfied or waived, including the receipt by ETC and WMB of a tax opinion from Latham & Watkins LLP to the effect that the WMB Contribution and ETE’s issuance of ETE Class E units to ETC should qualify as an exchange to which Section 721(a) of the Code applies (the “721 Opinion”). Latham & Watkins LLP has recently advised ETE that if the closing of the merger were to occur as of the date of this proxy statement/prospectus it would not be able to deliver the 721 Opinion. After conferring with its legal advisors, WMB disagrees with this position. ETE and WMB are currently discussing the matter and the impact that it may have on the closing of the merger. See the section entitled “Risk Factors—Risks Related to the Merger—There is no assurance when or if the merger will be completed.”

Updated Financial Forecasts of ETC

In an effort to understand the effects of more challenging business conditions and the merger, management of ETE has prepared projections for ETC, on a pro forma basis after giving effect to the merger, and shared those projections with the board of directors of LE GP and with WMB. The projections were based upon facts and circumstances known to management of ETE as of April 12, 2016, were delivered to WMB on April 12, 2016, and have not been subsequently updated. The ETC projections were based in part on projected financial information prepared by WMB management with respect to WMB that was provided by WMB to ETE on April 7, 2016. In preparing the ETC projections, ETE made a variety of assumptions, as described below. WMB expressly takes no responsibility for the ETC projections and states no view on the reasonableness of such projections.

You should be aware that this forecasted financial information is based on numerous assumptions about future events, as further discussed below. Many of these assumptions are speculative in nature and actual results for ETC will likely vary materially in one manner or another from the forecast. Nevertheless, management of ETE believes the forecast was prepared on a reasonable basis. Management of ETE does not plan to, and each of ETC and ETE expressly disclaims any obligation to, update the forecasted financial information.

Neither ETE’s nor WMB’s independent registered public accounting firm nor any other independent registered public accounting firm has compiled, examined or performed any procedures with respect to the forecasted financial information, nor do they take any responsibility whatsoever for the forecasted financial information. You should consider that ETC and ETE are the only parties responsible for the inclusion herein of the following forecasted financial information.

Pro Forma Forecasted Financial Information

	Year ended December 31,
	2016	2017	2018
Pro Forma ETC
Consolidated EBITDA ($mm) (1)	$10,179	$11,603	$13,162
Total cash available for distribution ($mm)(1)	$2,243	$1,710	$2,870
Distributions per common share ($/common share)	$0.57	$0.00	$0.46
ETE Leverage
Unconsolidated leverage (2)	6.8x	5.9x	3.7x
Consolidated leverage(3)	6.8x	6.1x	5.4x
Commodity Price Assumptions
WTI ($/bbl)	$40.00	$45.00	$50.00
Henry Hub ($/mcf)	$2.50	$2.75	$3.00

(1)	At closing, we expect ETC will own an approximate 57% limited partner interest in ETE, excluding any interest attributable to the Convertible Units issued by ETE in March 2016. We expect ETC will consolidate the results of ETE because ETC will control ETE GP, the general partner of ETE.
(2)	Unconsolidated leverage is calculated as ETE’s unconsolidated indebtedness, which consists of borrowings outstanding under ETE’s revolving credit facility and term loans (including the $6.05 billion term loan that will be incurred in connection with the closing of the merger), ETE’s senior notes and the WMB senior notes to be assumed by ETE in connection with the merger, divided by ETE’s unconsolidated EBITDA. ETE’s unconsolidated EBITDA is calculated as (a) the distributions received by ETE from its ownership interests in ETP, Sunoco, Lake Charles LNG and WPZ, less (b) a management fee to ETP and (c) ETE’s selling, general and administrative expenses.
(3)	Consolidated leverage is calculated as ETE’s consolidated indebtedness, which consists of all of the outstanding indebtedness of ETE, ETP, Sunoco Logistics, Sunoco and WPZ, divided by ETE’s consolidated EBITDA. ETE’s consolidated EBITDA is calculated as (a) the EBITDA of ETP (excluding distributions received from Sunoco Logistics and an ETE management fee), Sunoco Logistics, Sunoco, Lake Charles LNG and WPZ less (b) selling, general and administrative expenses.

In developing the forecasted financial information set forth above, management of ETE made numerous material assumptions with respect to WMB, ETE and ETC for the periods covered by the projections, and management of WMB made numerous material assumptions with respect to the information related to WMB that ETE management utilized in preparing the forecasted financial information set forth above, including:

•	the EBITDA and maintenance capital expenditures from existing assets and business activities;

•	organic growth opportunities, and the amounts and timing of related capital expenditures and future EBITDA to be generated from such organic growth opportunities;

•	the credit risk of customers and the potential impact from future deteriorations of credit quality, including the potential for bankruptcy, of certain customers and the financial impact to ETC related thereto;

•	outstanding debt and debt and equity issuance during applicable periods, and the availability and cost of debt and equity capital;

•	the amount and timing of debt repayments, including that the acquisition financing is only partially repaid with excess cash from the elimination of ETE and ETC distributions or dividends (due to assumed incentive distribution waivers at the underlying partnerships and fixed debt refinancing assumptions at closing);

•	the amount of incentive distribution waivers at ETP and WPZ which affects the cash available at ETE and ETC;

•	the terms under which the acquisition financing will be refinanced and the timing thereof;

•	the prices and production of, and demand for crude oil, natural gas, NGLs, other hydrocarbons and petrochemical products, which could impact volumes and margins;

•	the tax profiles of WMB and ETC;

•	the timing and nature of certain asset sales, including the sale of Gulfstream Natural Gas Systems, L.L.C., and the anticipated net proceeds therefrom;

•	the amounts and timing of synergies expected to be realized by the combined company, and of costs incurred to realize such synergies; and

•	other general business, market, and financial assumptions.

ETE management has assumed in preparing the forecasted financial information set forth above that, commencing with the distributions related to the second quarter of 2016 for each of ETP and WPZ payable on or before August 15, 2016, ETE will agree to waive incentive distributions to which it would otherwise be entitled from each of ETP and WPZ in amounts intended to permit each of ETP and WPZ to maintain their respective investment grade credit ratings without reducing distributions payable with respect to ETP’s or WPZ’s common units. Accordingly, the assumptions underlying the projections with respect to the availability and cost of debt and equity capital to ETP and WPZ during the projection period assume that ETP and WPZ maintain distributions at their respective current levels through 2016 and 2017 and ETP increases distributions in 2018 while WPZ maintains the same, and that ETP and WPZ maintain their respective investment grade credit ratings. While ETE believes these assumptions are reasonable, there can be no assurances that the board of directors of LE GP will ultimately approve incentive distribution waivers in such amounts or at all or that any incentive distribution waivers will permit ETP or WPZ to maintain their respective investment grade credit ratings (with or without reducing distributions payable with respect to their respective common units).

In preparing the forecasted financial information set forth above, ETE management has also assumed that all of the cash distributions that it receives from ETP, WPZ, SXL and SUN following the closing of the merger through mid-2018, after taking into account the waivers of incentive distributions assumed to be agreed to by ETE as described above, will be used to make cash distributions on the Convertible Units and to repay a portion of the indebtedness incurred by ETE in connection with the merger. As a result, ETE does not expect to make any cash distributions with respect to its common units prior to the distribution payable with respect to the quarter ending March 31, 2018. As a result of this assumed debt repayment, ETE expects that it will be able to reduce its unconsolidated leverage ratio to approximately 3.7x for the year ending December 31, 2018 and ETE believes that its overall plan to reduce its unconsolidated leverage ratio to this level will position ETE to maintain its current debt rating throughout the forecast period.

All of the above assumptions involve variables making them difficult to predict, and most are beyond the control of either WMB, ETE or ETC. Although management of WMB and ETE, as applicable, believe that there was a reasonable basis for their respective internal projections and the underlying assumptions related thereto, any assumptions for near-term and long-term projected cases remain uncertain, and the risk of inaccuracy increases with the length of the forecasted period.

ETE AND ETC DO NOT INTEND TO UPDATE OR OTHERWISE REVISE THE ABOVE FORECASTED FINANCIAL INFORMATION TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE SUCH FORECASTED FINANCIAL INFORMATION WAS PREPARED OR TO REFLECT THE OCCURRENCE OF SUBSEQUENT EVENTS.

Litigation Relating to the Convertible Unit Offering

On April 6, 2016, WMB filed a complaint, accompanied by a motion for expedited proceedings, against ETE and LE GP in the Delaware Court of Chancery. The complaint is captioned The Williams Companies, Inc. v. Energy Transfer Equity, L.P., et al., C.A. No. 12168-VCG. WMB alleges that ETE has violated the merger agreement by making the private offering of Convertible Units, as announced in a Current Report on Form 8-K filed by ETE on March 9, 2016. As relief, WMB seeks, among other things, to unwind the private offering and invalidate the Amendment, adopted on March 8, 2016, pursuant to which ETE made the private offering. On April 14, 2016, the Court granted WMB’s motion for expedited proceedings in a ruling from the bench. Also on April 6, 2016, WMB filed a petition against Mr. Warren, the chairman of ETE, in the District Court of Dallas County, Texas, captioned The Williams Companies, Inc. v. Warren, No. DC-16-03941. In the Warren action, WMB alleges that Mr. Warren has tortiously interfered with the merger agreement by inducing ETE to undertake the private offering, and seeks damages and other relief. ETE believes that the lawsuits are without merit and intends to vigorously defend its actions.

On April 11, 2016, a purported ETE unitholder filed an action to inspect the books and records of ETE after submitting a written letter demanding inspection on March 23, 2016, which was subsequently denied by ETE on April 1, 2016. The current action is captioned Bowood MLP Return Fund, L.P. v. Energy Transfer Equity, L.P., in the Delaware Court of Chancery. The plaintiff seeks to inspect certain documents to investigate possible breaches of ETE’s limited partnership agreement in connection with ETE’s issuance of the Convertible Units. The plaintiff filed a motion to expedite proceedings concurrently with the complaint and has requested an order requiring ETE to permit the inspection and copying of the documents requested by the plaintiff. This lawsuit is in the earliest stages of litigation. ETE believes the allegations in the complaint are without merit.

On April 12, 2016, a purported ETE unitholder filed a putative class action lawsuit against ETE, LE GP, LE GP directors and certain participants in the Plan, captioned Levine v. Energy Transfer Equity, L.P., et al., in the Delaware Court of Chancery. The complaint alleges that the defendants breached various provisions of ETE’s limited partnership agreement due to ETE’s issuance of the Convertible Units. The complaint seeks, among other things, to enjoin ETE from making distributions on the Convertible Units and to invalidate the Amendment. This lawsuit is in the earliest stages of litigation. The defendants believe the allegations in the complaint are without merit and intend to vigorously defend their actions.

Organizational Structure of ETC Prior to the Merger Transactions

The diagram below depicts the simplified structure of the mergers and reflects the ownership structure of ETC, ETE and WMB prior to the consummation of the mergers.

(1)	Kelcy L. Warren, the Existing GP Owner, is the sole member of KLW LLC.
(2)	ETE is entitled to receive 90.15% of the cash distributions related to the SXL IDRs and general partner interest on account of its ownership of 0.1% of the IDRs and general partner interest of SXL and ETP Class H Units, which entitle ETE to receive 90.05% of the cash distributions related to the IDRs and general partner interest of SXL received by ETP.
(3)	In connection with the Sunoco Equity Offering, ETE will acquire an approximate 2% limited partner interest in Sunoco.
(4)	ETP owns an approximate 36% limited partner interest in Sunoco after giving effect to the Sunoco Retail Acquisition and the Sunoco Equity Offering.
(5)	ETP owns an approximate 27% limited partner interest in SXL and receives 9.85% of the cash distributions related to the IDRs and general partner interest after accounting for the distributions ETP makes to ETE with respect to the ETP Class H Units described above.

Organizational Structure of ETC Following the Merger Transactions

The diagram below depicts the simplified organizational structure of ETC as of the date of this proxy statement/prospectus, after giving effect to the completion of the merger transactions:

(1)	Immediately following the completion of the merger transactions, it is expected that former holders of WMB common stock will hold approximately 81% of the outstanding equity interests of ETC, and that ETE will hold approximately 19% of the outstanding equity interests of ETC. ETC expects to grant awards to officers, directors and eligible service providers of ETC and its affiliates under the Energy Transfer Corp LP 2016 Long-Term Incentive Plan shortly following the consummation of the merger covering approximately 10% of the outstanding ETC common shares at the consummation of the merger. Assuming these grants take place, former holders of WMB common stock and ETE would hold approximately 74% and 17% of the outstanding equity interests in ETC, respectively, and directors and officers of ETC would own approximately 9% of the outstanding equity interests in ETC. Please see “Additional Information About ETC—Compensation Discussion and Analysis—Our 2016 Long-Term Incentive Plan.”
(2)	Kelcy L. Warren, the Existing GP Owner, is the sole member of KLW LLC.
(3)	After the completion of the merger transactions, ETC will be the managing member of the general partner of ETE and will own approximately 1.4 billion ETE Class E Units, which will represent an approximate 57% limited partner interest in ETE, excluding any interest attributable to Convertible Units issued by ETE in March 2016, as further described in the section titled “Summary—Recent Developments” beginning on page 19 of this proxy statement/prospectus. ETE will own approximately 260 million ETC common shares, which will represent an approximate 19% interest in ETC (which percentage becomes approximately 17% after giving effect to the anticipated grant of awards under the Energy Transfer Corp LP 2016 Long-Term Incentive Plan).
(4)	ETE is entitled to receive 90.15% of the cash distributions related to the SXL IDRs and general partner interest on account of its ownership of 0.1% of the IDRs and general partner interest of SXL and ETP Class H Units, which entitle ETE to receive 90.05% of the cash distributions related to the IDRs and general partner interest of SXL received by ETP.
(5)	In connection with the Sunoco Equity Offering, ETE will acquire an approximate 2% limited partner interest in Sunoco.
(6)	ETP owns an approximate 36% limited partner interest in Sunoco after giving effect to the Sunoco Retail Acquisition and Sunoco Equity Offering.
(7)	ETP owns an approximate 27% limited partner interest in SXL and receives 9.85% of the cash distributions related to the IDRs and general partner interest after accounting for the distributions ETP makes to ETE with respect to the ETP Class H Units described above.

ETC SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

ETC was formed as a corporation in April 2014 and converted into a limited partnership in July 2015. It has not had any operations since its formation and, therefore, does not have historical financial statements. Upon the completion of the merger transactions, ETC will own ETE Class E units and will control ETE GP, the general partner of ETE. Because ETC will have a controlling interest in ETE GP, it will reflect its ownership interest in ETE GP on a consolidated basis, which means that ETC’s financial results will be consolidated with those of ETE GP and ETE.

The following table shows the selected historical financial data of ETE for the periods and as of the dates indicated. The selected historical balance sheet data as of December 31, 2014 and 2015, and the selected historical statements of operations and cash flow data for the years ended December 31, 2013, 2014 and 2015 are derived from the audited financial statements of ETE included elsewhere in this proxy statement/prospectus. The selected historical balance sheet data as of December 31, 2011, 2012 and 2013, and the selected historical statements of operations and cash flow data for the years ended December 31, 2011 and 2012 are derived from ETE’s audited financial statements for such years, which have not been incorporated by reference into this proxy statement/prospectus.

ETC derived the data in the following table from, and it should be read together with and is qualified in its entirety by reference to, the historical financial statements of ETE referenced above and all of the financial information and notes contained therein. The table should also be read together with “Additional Information About ETC—Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	ETE Historical
	Year Ended December 31,
	2011	2012	2013	2014	2015
	(in millions)
Statement of Operations Data:
Revenues:
Investment in ETP(1)	$8,233	$17,702	$48,335	$55,475	$34,292
Investment in Sunoco LP(2)	—	—	—	6,825	16,935
Investment in Lake Charles LNG	—	166	216	216	216
Other	(43)	(904)	(216)	(6,825)	(9,317)

Total revenues	8,190	16,964	48,335	55,691	42,126
Gross margin	3,021	3,876	5,755	7,277	8,117
Depreciation and amortization	586	871	1,313	1,724	2,079
Operating income	1,237	1,360	1,551	2,470	2,399
Interest expense, net of interest capitalized	(740)	(1,018)	(1,221)	(1,369)	(1,643)
Income from continuing operations before income tax expense	548	1,437	375	1,417	993
Income tax expense (benefit) from continuing operations	17	54	93	357	(100)
Net income (loss) attributable to noncontrolling interest	218	970	119	491	(96)
Net income attributable to partners	310	304	196	633	1,189

	ETE Historical
	Year Ended December 31,
	2011	2012	2013	2014	2015
	(in millions)
Balance Sheet Data (at period end):
Current assets	$1,455	$5,597	$6,536	$6,139	$5,410
Total assets	20,897	48,904	50,330	64,279	71,189
Current liabilities	1,841	5,845	6,500	6,683	4,910
Long-term debt, less current maturities	10,947	21,440	22,562	29,477	36,837
Total equity	7,389	16,350	16,279	22,314	23,598
Other Financial Data:
Cash flow provided by operating activities	$1,378	$1,078	$2,419	$3,175	$3,068
Cash flow used in investing activities	(3,874)	(4,196)	(2,347)	(6,795)	(10,094)
Cash flow provided by financing activities	2,536	3,364	146	3,877	6,785
Cash paid for acquisitions	(1,972)	(2,982)	(405)	(2,367)	(835)

(1)	ETP completed its acquisition of Regency in April 2015; therefore, the Investment in ETP segment amounts for prior periods have been retroactively adjusted to include Regency.
(2)	The Investment in Sunoco LP segment amounts reflect the results of Sunoco beginning August 29, 2014 (the date that ETP originally obtained control of Sunoco) based on the revenues as reported by Sunoco in its consolidated financial statements included in Sunoco’s 2015 Annual Report on Form 10-K.

WMB SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

The selected historical financial information presented for WMB as of December 31, 2014 and 2015, and for the years ended December 31, 2013, 2014 and 2015, was derived from the audited consolidated financial statements of WMB included in its Annual Report on Form 10-K filed February 26, 2016 (the “WMB 10-K”), which is incorporated by reference in this proxy statement/prospectus. All other selected historical financial information presented for WMB has been prepared from financial statements not incorporated by reference in this proxy statement/prospectus.

You should read the financial information with respect to WMB presented below in conjunction with the historical consolidated financial statements, the related notes, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in the WMB 10-K.

	WMB Historical
	Years Ended December 31,
	2011	2012	2013	2014	2015
	(in millions, except per common share data)
Statement of Income Data:
Revenues(1)	$7,930	$7,486	$6,860	$7,637	$7,360
Income (loss) from continuing operations(2)	1,078	929	679	2,335	(1,314)
Amounts attributable to The Williams Companies, Inc.:
Income (loss) from continuing operations(2)	803	723	441	2,110	(571)
Diluted earnings (loss) per common share:
Income (loss) from continuing operations(2)	1.34	1.15	.64	2.91	(0.76)
Cash dividends declared per common share	.775	1.196	1.438	1.958	2.450

	WMB Historical
	As of December 31,
	2011	2012	2013	2014	2015
	(in millions)
Balance Sheet Data:
Total assets at end of period(3)(4)(6)	$16,432	$24,248	$27,065	$50,455	$49,020
Commercial paper and long-term debt due within one year at end of period(5)	352	1	226	802	675
Long-term debt at end of period(3)(4)(6)	8,300	10,656	11,276	20,780	23,812
Stockholders’ equity at end of period(3)(4)	1,296	4,752	4,864	8,777	6,148

(1)	Revenues for 2014 increased reflecting the consolidation of Access Midstream Partners, L.P. (“ACMP”) beginning in the third quarter and new Canadian construction management services.
(2)	Income (loss) from continuing operations:
•	For 2015 includes a $1.4 billion impairment of certain equity-method investments and a $1.1 billion impairment of goodwill;
•	For 2014 includes $2.5 billion pretax gain recognized in the third quarter as a result of remeasuring to fair value the equity-method investment held before acquiring a controlling interest in ACMP, $246 million of insurance recoveries related to the 2013 explosion and fire at WPZ’s Geismar olefins plant, and $154 million of cash received related to a contingency settlement. 2014 also includes $78 million of pretax equity losses from Bluegrass Pipeline and Moss Lake related primarily to the underlying write-off of previously capitalized project development costs and $76 million of pretax acquisition, merger, and transition expenses related to the acquisition of ACMP;
•	For 2013 includes $99 million of deferred income tax expense incurred on undistributed earnings of foreign operations that are no longer considered permanently reinvested; and
•	For 2011 includes $271 million of pretax early debt retirement costs.

(3)	The increases in 2014 reflect assets acquired and debt assumed primarily related to the acquisition of ACMP in the third quarter as well as $1.9 billion of related debt issuances and $2.8 billion of debt issuances at WPZ. Additionally, WMB issued $3.4 billion of equity.
(4)	The increases in 2012 reflect assets and investments acquired, primarily related to the April 2012 purchase of Caiman Eastern Midstream, LLC and the February 2012 purchase from Delphi Midstream Partners, LLC of certain entities that operate in Susquehanna County, Pennsylvania, and Southern New York and WMB’s investment in ACMP, as well as debt and equity issuances.
(5)	The increases in 2015, 2014, and 2013 reflects borrowings under WPZ’s commercial paper program, which was initiated in 2013.
(6)	Amounts for 2014 and preceding periods presented have been adjusted to reflect the early adoption of ASU 2015-03 and ASU 2015-15, which address the presentation of debt issuance costs.

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The selected unaudited pro forma condensed combined statements of operations for the year ended December 31, 2015 have been prepared to give effect to the merger transactions as if the merger transactions were completed on January 1, 2015. The selected unaudited pro forma condensed combined balance sheet as of December 31, 2015 has been prepared to give effect to the merger transactions as if the merger transactions were completed on December 31, 2015.

The unaudited pro forma condensed combined financial statements have been presented for informational purposes only. The pro forma information is not necessarily indicative of what ETC’s financial position or results of operations actually would have been had the proposed combination between ETC and WMB been completed as of the dates indicated. In addition, the unaudited pro forma condensed combined financial statements do not purport to project the future financial position or operating results of ETC. Among other things, the unaudited pro forma condensed combined financial statements do not reflect any cost savings, operating synergies or revenue enhancements that the combined company may achieve as a result of the completion of the merger transactions, the costs to integrate the operations of ETE, the ETE Entities and WMB or the costs necessary to achieve these cost savings, operating synergies and revenue enhancements, or any facts and circumstances subsequent to the dates of such financial statements, including the facts and circumstances described in the section titled “Summary—Recent Developments” beginning on page 19 of this proxy statement/prospectus. The following selected unaudited pro forma condensed combined financial information should be read in conjunction with the section titled “Unaudited Pro Forma Condensed Combined Financial Statements” and related notes beginning on page 211 of this proxy statement/prospectus, as well as the section titled “Summary—Recent Developments” beginning on page 19 of this proxy statement/prospectus, which includes a description of facts and circumstances occurring subsequent to the date the parties executed the merger agreement.

Unaudited Pro Forma Condensed Consolidated Balance Sheet Data as of December 31, 2015

	ETE Historical	WMB Historical	Pro Forma Adjustments	ETC Pro Forma for Merger
	(in millions)
Total assets	$71,189	$49,020	$15,031	$135,240

Total current liabilities	4,910	2,497	(5)	7,402
Total long-term debt, less current maturities	36,837	23,812	1,611	62,260
Total other non-current liabilities	5,844	6,486	5,244	17,574
Total equity	23,598	16,225	8,181	48,004
Total liabilities and equity	$71,189	$49,020	$15,031	$135,240

Unaudited Pro Forma Condensed Consolidated Statement of Continuing Operations for the Year Ended December 31, 2015

	ETE Historical	WMB Historical	Pro Forma Adjustments	ETC Pro Forma for Merger
	(in millions except per unit data)
Revenues	$42,126	$7,360	$(28)	$49,458
Income (Loss) from Continuing Operations	$1,093	$(1,314)	$(876)	$(1,097)

Shareholders’ Allocation of (Loss) from Continuing Operations				$(233)
(Loss) from Continuing Operations per Common Share:
Basic				$(0.20)

Diluted				$(0.20)

COMPARATIVE HISTORICAL AND PRO FORMA PER UNIT AND PER SHARE INFORMATION

The following table summarizes (i) the historical per unit and per share information for ETE and WMB, respectively; (ii) the unaudited per share information for ETC on a pro forma basis after giving effect to the merger transactions and (iii) the unaudited per share information for WMB on an equivalent pro forma basis based on the exchange ratio of 1.8716 ETC common shares per share of WMB common stock, the exchange ratio associated with the share consideration. The following information should be read in conjunction with the historical financial statements and accompanying notes of ETE and WMB that are included elsewhere in or incorporated by reference into this proxy statement/prospectus and the unaudited pro forma condensed combined financial statements beginning on page 211 of this proxy statement/prospectus. The pro forma information is presented for illustrative purposes only and is not necessarily indicative of what the operating results or financial position would have been if the merger transactions had been completed as of the beginning of the period presented, nor is it necessarily indicative of the future operating results or financial position of the ETC and should be read in conjunction with the section titled “Summary—Recent Developments” beginning on page 19 of this proxy statement/prospectus, which includes a description of facts and circumstances occurring subsequent to the date the parties executed the merger agreement.

The historical income per unit/share, distributions or dividends per unit/share and book value per unit/share of ETE and WMB shown in the table below are derived from their respective audited consolidated financial statements as of and for the year ended December 31, 2015. The historical book value per unit/share is computed by dividing total partners’ equity or stockholders’ equity, as applicable, by the number of common units or shares outstanding, as applicable, at the end of the period on a diluted basis, excluding any treasury shares, in the case of WMB.

The pro forma combined income from continuing operations per share of ETC is computed by dividing the pro forma income from continuing operations available to holders of common shares by the pro forma weighted-average number of shares outstanding. The pro forma combined book value per share of ETC is computed by dividing total pro forma shareholders’ equity by the pro forma number of common shares outstanding at the end of the period on a diluted basis. WMB equivalent pro forma combined per share amounts are calculated by multiplying ETC pro forma combined per share amounts by the exchange ratio of 1.8716 ETC common shares per share of WMB common stock, the exchange ratio associated with the share consideration.

There is currently no public market for ETC common shares; however, in connection with the closing of the merger, ETC intends to list the common shares for trading on the NYSE under the symbol “ETC” and a “when issued” trading market may develop prior to the effective time. Following the completion of the merger transactions, ETC’s primary asset and source of cash flow will initially be the ETE Class E units that it owns.

As of or for the Year Ended December 31, 2015
ETE—Historical
Historical per ETE common unit:
Income from continuing operations per common unit:
Basic	$1.11
Diluted	1.11
Cash distributions declared per common unit(1)	1.08
Book value per common unit	(0.89)
WMB—Historical
Historical per share of WMB common stock:
Income (loss) from continuing operations per share:
Basic	$(0.76)
Diluted	(0.76)
Cash dividends declared per share	2.45
Book value per share	8.21
ETC—Pro Forma Combined
Pro forma per ETC common share:
Income from continuing operations per share:
Basic	$(0.20)
Diluted	(0.20)
Book value per share	13.74
Pro Forma WMB Equivalents(2)
Pro forma per share of WMB common share:
Income from continuing operations per share:
Basic	$(0.37)
Diluted	(0.37)
Book value per share	25.71

(1)	Represents cash distributions per common unit declared and paid with respect to the period to which they relate.
(2)	Calculated by multiplying ETC’s pro forma per unit amounts by the exchange ratio of 1.8716 ETC common share.

COMPARATIVE PER UNIT AND PER SHARE MARKET PRICE AND DISTRIBUTION AND DIVIDEND INFORMATION

There is currently no public market for ETC common shares; however, in connection with the closing of the merger transactions, ETC intends to list the common shares for trading on the NYSE under the symbol “ETC.” The common units of ETE are listed on the NYSE under the symbol “ETE.” WMB common stock is listed on the NYSE under the symbol “WMB.”

The table below sets forth, for the calendar quarters indicated, the high and low sale prices per unit and share reported on the NYSE and the distributions and dividends declared on ETE common units and on WMB common stock, respectively.

	ETE Common Units(1)		Cash Distribution(1)	WMB Common Stock
	High	Low		High	Low	Dividend
2016
Second Quarter (through April 15, 2016)	$9.51	$6.40	N/A(2)	$18.58	$14.60	N/A(2)
First Quarter	$14.39	$4.00	N/A(2)	$26.68	$10.22	$0.6400
2015
Fourth Quarter	$25.36	$10.84	$0.2850	$44.51	$20.95	$0.64000
Third Quarter	$33.06	$18.62	$0.2850	$58.77	$34.64	$0.64000
Second Quarter	$35.44	$31.41	$0.2650	$61.38	$46.28	$0.59000
First Quarter	$33.08	$24.84	$0.2450	$51.15	$40.07	$0.58000
2014
Fourth Quarter	$33.11	$22.94	$0.2250	$57.00	$41.21	$0.57000
Third Quarter	$31.77	$26.59	$0.2075	$59.77	$54.28	$0.56000
Second Quarter	$30.29	$23.02	$0.1900	$59.68	$39.31	$0.42500
First Quarter	$23.81	$19.50	$0.1794	$42.94	$37.77	$0.40250

(1)	In July 2015, ETE completed a two-for-one split of its outstanding common units. Therefore, the per-unit amounts shown in the table above have been adjusted to give effect to the unit split.
(2)	Cash distributions in respect of the first quarter of 2016 or second quarter of 2016, as applicable, have not been declared or paid.

The following table presents trading information for ETE common units and WMB common stock on (i) September 25, 2015, the last trading day before the public announcement of the merger between ETC and WMB and (ii)                     ,     the most recent practicable trading day prior to the date of this proxy statement/prospectus. The table also presents the equivalent market value per share of WMB common stock on September 25, 2015 and             ,      as determined by adding (i) $8.00, the cash portion of the prorated mixed consideration, and (ii) the product of (a) the closing prices of ETE common units on those dates and (b) 1.5274, the exchange ratio associated with the share portion of the prorated mixed consideration.

	ETE Closing Price		WMB Closing Price		Implied Per Share Value
September 25, 2015		$23.24		$41.60		$43.50
,	$		$		$

The implied value of the share consideration that WMB stockholders may receive in this offer will change as the market price of ETE common units fluctuates during the pendency of the merger. Additionally, although ETC expects the price of its common shares and the price of ETE common units to trade in relation to one another following the completion of the merger transactions, ETC can provide no assurance as to the value at which its common shares will publicly trade. WMB stockholders are encouraged to obtain current market quotations for ETE common units and shares of WMB common stock prior to making any decision with respect to the merger. See the section “Risk Factors” beginning on page 37 of this proxy statement/prospectus.

RISK FACTORS

Risks Related to the Merger

The number of ETC common shares to be received by WMB stockholders receiving the share consideration or mixed consideration is fixed and will not be adjusted for changes in the market prices of ETE common units or WMB common stock.

The total number of ETC common shares to be issued in the merger is fixed and will not be adjusted for changes in the market price of either ETE common units or WMB common stock. Because ETC’s primary asset will initially consist of ETE Class E units, changes in the price of ETE common units prior to the merger will affect the implied value of the merger consideration that WMB stockholders who have elected to receive the share consideration or mixed consideration (and, in some cases, the cash consideration, if cash is oversubscribed) will receive on the closing date of the merger. Market price changes may result from a variety of factors (many of which are beyond the control of ETE, ETC and WMB), including the following:

•	changes in WMB’s, ETC’s and ETE’s respective businesses, operations, assets, liabilities and prospects;

•	changes in market assessments of the business, operations, financial position and prospects of WMB, ETC or ETE;

•	market assessments of the likelihood that the merger will be completed and the prospects of the combined company;

•	interest rates, general market and economic conditions;

•	federal, state and local legislation, governmental regulation and legal developments in the businesses in which WMB, ETC and ETE operate; and

•	other factors beyond the control of WMB, ETC and ETE, including those described or referred to elsewhere in this “Risk Factors” section.

The price of ETE common units at the closing of the merger may vary from its price on the date the merger agreement was executed, on the date of this proxy statement/prospectus and on the date of the special meeting. As a result, the implied value of ETC common shares to be received as merger consideration will also vary. For example, based on the range of closing prices of ETE common units during the period from September 25, 2015, the last day of trading before public announcement of the merger agreement, through                     , the latest practicable date before the date of this proxy statement/prospectus, the prorated mixed consideration of $8.00 and 1.5274 ETC common shares represented an implied value (based on the trading price of ETE common units) ranging from a low of $         to a high of $        . A “when issued” trading market for the ETC common shares may also develop prior to the effective time and affect the value of the ETC common shares to be received as merger consideration.

Because the merger will be completed after the date of the special meeting, at the time of the special meeting, you will not know the exact market value of the ETC common shares that the WMB stockholders who receive the ETC common shares will receive upon completion of the merger.

If you properly make an election before the election deadline, you will not be able to transfer your shares of WMB common stock during the period between the Election Deadline and the consummation of the proposed merger and after the Election Deadline there may not be a liquid market for shares of WMB common stock.

WMB stockholders may elect to receive the mixed consideration, the stock consideration or the cash consideration by the Election Deadline. During the time between the Election Deadline and the consummation of the proposed merger, WMB stockholders will not be able to transfer (including by sale) their shares of WMB common stock for which a properly completed election form has been submitted. The merger agreement provides that the Election Deadline must be at least 30 days prior to the closing date, unless the parties agree to a shorter time period. Because the Election Deadline must be at least 30 days prior to the anticipated closing date of the merger (unless such period is shortened by agreement of the parties to the merger agreement), such stockholders will not be able to transfer (including by sale) their shares of WMB common stock for which a properly completed election form has been submitted for at least 30 days after submission of their election forms. If the merger is unexpectedly delayed, this 30-day period could extend for a significant period of time if the Election Deadline is not otherwise extended by ETE and WMB. WMB stockholders who wish to retain the ability to transfer their shares of WMB common stock between the Election Deadline and the consummation of the proposed merger should not return the election form. However, by not returning an election form prior to the Election Deadline a WMB stockholder is giving up the choice to elect his preferred form of consideration and will instead receive either the share consideration, the cash consideration or the mixed consideration, subject to the proration and adjustment procedures, as provided for in the merger agreement. Furthermore, even if WMB stockholders do not return the election form, they may be unable to transfer (including by sale) all or some of their shares as all shares of WMB common stock for which an election has been validly made will no longer be transferable and as a result there may not be a trading market that will provide WMB stockholders with adequate liquidity to make the desired transfer.

You may not receive the form of merger consideration that you elect.

The consideration to be received by WMB stockholders in the proposed merger is subject to proration to ensure that the aggregate number of ETC common shares and the aggregate amount of cash paid in the merger will be the same as if all shares of WMB common stock outstanding at the closing of the merger received the mixed consideration. See the section titled “The Merger Agreement—Proration” beginning on page 186. Accordingly, unless you elect to receive the mixed consideration, there is no assurance that you will receive the form of consideration that you elect with respect to all shares of WMB common stock you hold.

There is no assurance when or if the merger will be completed.

Completion of the merger is subject to satisfaction or waiver of a number of conditions that must be satisfied or waived, including the receipt by ETC and WMB of a tax opinion from Latham & Watkins LLP to the effect that the WMB Contribution and ETE’s issuance of ETE Class E units to ETC should qualify as an exchange to which Section 721(a) of the Code applies (the “721 Opinion”). Latham & Watkins LLP has recently advised ETE that if the closing of the merger were to occur as of the date of this proxy statement/prospectus it would not be able to deliver the 721 Opinion. After conferring with its legal advisors, WMB disagrees with this position. ETE and WMB are currently discussing the matter and the impact that it may have on the closing of the merger.

Additional conditions that must be satisfied or waived include the WMB stockholder approval of the Merger Proposal, the termination of the waiting period applicable to the merger under antitrust laws, the absence of any law or order prohibiting the closing of the merger, the declaration by the SEC of the effectiveness of the registration statement on Form S-4 of which this proxy statement/prospectus forms a part and the authorization of the listing on the NYSE of the ETC common shares. See the section titled “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 198. There can be no assurance that ETC, ETE and WMB will be able to satisfy the closing conditions or that closing conditions beyond their control will be satisfied or waived.

Completion of the merger is also conditioned on the accuracy of representations and warranties made by the parties to the merger agreement (subject to customary materiality qualifiers and other customary exceptions) and the performance in all material respects by the parties of obligations imposed under the merger agreement.

ETE and WMB can mutually agree at any time to terminate the merger agreement, even if WMB stockholders have already voted to approve the merger agreement. ETE and WMB can also terminate the merger agreement under other specified circumstances. See the section titled “The Merger Agreement—Termination of the Merger Agreement” beginning on page 201.

The merger is subject to the receipt of consents and approvals from governmental entities that may impose conditions that could have an adverse effect on ETC and ETE.

Before the merger may be completed, various waivers, approvals, clearances or consents must be obtained from the FTC, FERC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and other authorities in the United States and in Canada. These governmental entities may impose conditions on the completion of the merger or require changes to the terms of the merger. Such conditions or changes could have the effect of delaying completion of the merger or imposing additional costs on or limiting the revenues of ETC and ETE following the merger, any of which might have an adverse effect on ETC or ETE following the merger.

The merger agreement contains provisions that could discourage a potential competing acquirer of WMB or could result in any competing proposal being at a lower price than it might otherwise be.

The merger agreement contains provisions that, subject to certain exceptions, restrict WMB’s ability to solicit, encourage, facilitate or discuss competing third-party proposals to acquire all or a significant part of WMB. In addition, ETE generally has an opportunity to negotiate with WMB in response to any competing proposal that may be made before the WMB Board is permitted to withdraw or qualify its recommendation to WMB stockholders. In some circumstances, upon termination of the merger agreement, WMB may be required to pay to ETE a termination fee of $1.48 billion. See “The Merger Agreement—No Solicitation” beginning on page 194, “The Merger Agreement—Termination of the Merger Agreement” beginning on page 201 and “The Merger Agreement—Termination Fees and Expenses” beginning on page 202.

These provisions could discourage a potential competing acquirer that might have an interest in acquiring all or a significant part of WMB from considering or proposing that acquisition, even if it were prepared to pay consideration with a higher value than the consideration proposed to be received or realized in the merger, or might result in a potential competing acquirer proposing to pay a lower price than it might otherwise have proposed to pay because of the added expense of the termination fee that may become payable in certain circumstances.

ETC common shares received by WMB stockholders as consideration in the merger will have different rights from the shares of WMB common stock.

Upon completion of the merger, the rights of WMB stockholders receiving ETC common shares in the merger will be governed by ETC’s partnership agreement and the Delaware Revised Uniform Limited Partnership Act (“DRULPA”). Certain of the rights associated with WMB common stock are different from the rights associated with ETC common shares in part due to the fact that WMB is a corporation and ETC is a partnership. See the section of this proxy statement/prospectus titled “Comparison of Rights of ETC Shareholders and WMB Stockholders” for a discussion of the different rights associated with ETC common shares.

The pendency of the merger could adversely affect the business and operations of WMB, WPZ and ETE.

In connection with the pending merger, some customers or vendors of each of WMB, WPZ and ETE may delay or defer decisions, which could negatively impact the revenues, earnings and cash flows of WMB, WPZ and ETE, regardless of whether the merger is completed. Similarly, current and prospective employees of WMB, WPZ and ETE may experience uncertainty about their future roles following the merger, which may materially adversely affect the ability of WMB, WPZ and ETE to attract and retain key personnel during the pendency of the merger. In addition, due to operating covenants in the merger agreement, each of WMB, WPZ and ETE may be unable, during the pendency of the merger, to pursue certain strategic transactions, undertake certain significant capital projects, undertake certain significant financing transactions and otherwise pursue other actions that are not in the ordinary course of business. Such risks relating to vendors, customers, employees and those risks arising from operating covenants in the merger agreement will also apply to varying degrees to subsidiaries and affiliates of WMB, WPZ and ETE and thereby have a corresponding impact on WMB, WPZ and ETE.

ETC may fail to realize many of the anticipated benefits of the merger.

ETE entered into the merger agreement because it believed that the transaction would be beneficial to WMB and its stockholders, ETC and its shareholders and ETE and its unitholders for a number of reasons, including its identification of commercial synergies it expected would generate EBITDA in excess of $2 billion per year by 2020 and require over $5 billion of incremental capital investment to achieve. Since September 28, 2015, as part of ETE and WMB’s joint integration planning efforts, ETE and WMB have further analyzed commercial synergy opportunities, given industry conditions and the facts and circumstances described in the section titled “Summary—Recent Developments” beginning on page 19 of this proxy statement/prospectus, and currently believe that the base case for EBITDA from commercial synergies that is reasonably probable to be achieved is $170 million per year by 2020. ETE and WMB also anticipate that the net capital savings to be incurred in connection with these commercial synergies would be approximately $220 million. The ongoing integration efforts to date suggest that a significant portion of the originally anticipated commercial synergies of the proposed combination are unlikely to be achieved, and the achievement of the anticipated benefits of the proposed combination with WMB will depend in part upon whether ETE can integrate the businesses of WMB in an effective and efficient manner. ETE may not be able to accomplish this integration process successfully. The integration of any business may be complex and time-consuming. The difficulties that could be encountered include the following:

•	integrating personnel, operations and systems;

•	coordinating the geographically dispersed organizations;

•	distraction of management and employees from operations and changes in corporate culture;

•	retaining existing customers and attracting new customers;

•	maintaining business relationships; and

•	inefficiencies associated with the integration of the operations of ETC.

In addition, there will be integration costs and non-recurring transaction costs associated with the proposed combination with WMB (such as fees paid to legal, financial, accounting and other advisors and other fees paid in connection with the merger), and such costs may be significant.

The likelihood that ETE will not realize the full extent of the benefits of the proposed combination with WMB originally anticipated by ETE, as well as any delays encountered in the integration process and the realization of such benefits, could have an adverse effect upon the revenues, level of expenses and operating results of ETE, which may adversely affect the value of ETE common units and, in turn, the value of ETC common shares after the completion of the merger.

The completion of the merger may result in ratings organizations and/or securities analysts taking actions that may adversely affect the business, financial condition, results of operations and cash flows of ETC, ETE and the ETE Entities, as well as the market price of ETC’s, ETE’s and the ETE Entities’ securities.

In connection with the completion of the merger, the sustained low commodity price environment and the other facts and circumstances described in the section titled “Summary—Recent Developments” beginning on page 19 of this proxy statement/prospectus, ratings agencies may reevaluate ETE’s ratings. A downgrade may increase ETE’s and the ETE Entities’ cost of borrowing, may negatively impact ETE’s and the ETE Entities’ ability to raise additional debt capital, may negatively impact ETE’s and the ETE Entities’ ability to successfully compete, and may negatively impact the willingness of counterparties to deal with ETE and the ETE Entities, each of which could have a material adverse effect on the business, financial condition, results of operations and cash flows of ETC, ETE and the ETE Entities, as well as the market price of ETC’s, ETE’s and the ETE Entities’ securities.

In addition, the trading market for ETC securities will depend, as the trading market for ETE’s and the ETE Entities’ securities depends, in part on the research and reports that third-party securities analysts publish about ETC, ETE and the ETE Entities and the industry in which ETC participates. In connection with the completion of the merger, one or more of these analysts could downgrade ETC’s, ETE’s and the ETE Entities’ securities or issue other negative commentary about ETC, ETE and the ETE Entities and the industry in which ETC participates, which could cause the trading price of such securities to decline.

As of December 31, 2015, ETE had approximately $7 billion of debt on a stand-alone basis and approximately $36.97 billion of consolidated debt, excluding the debt of its joint ventures. In addition, in connection with the merger, ETE expects to incur an additional $6.05 billion of debt to fund the cash consideration for the transaction and to assume approximately $4.2 billion of debt outstanding under WMB’s senior notes. In light of the decline in energy commodity prices and ETE’s current leverage and credit profile, there is a risk that the incurrence of such additional debt could adversely affect ETE’s credit ratings. Any downgrade in ETE’s credit ratings following the transaction could adversely affect the investment grade credit ratings of ETP, SXL and WPZ, and the credit rating of Sunoco. ETP and WPZ currently maintain investment grade ratings by Moody’s, S&P and Fitch. However, those current ratings may not remain in effect for any given period of time and a rating may be lowered or withdrawn entirely by a rating agency if, in its judgment, circumstances in the future so warrant. If Moody’s, S&P or Fitch were to downgrade the long-term rating of any of the ETE Entities, particularly below investment grade, ETE’s consolidated borrowing costs could significantly increase, which would adversely affect ETE’s consolidated financial results, and the terms of ETE’s credit agreements could become significantly more restrictive. The potential pool of investors and funding sources could also decrease. Further, due to the relationship between ETE and the ETE Entities, any downgrade of ETE’s credit ratings could also result in a downgrade in one or more of the ETE Entities’ credit ratings. ETE’s ability to refinance the $6.05 billion of debt expected to be incurred in connection with the merger or its $1.5 billion senior secured revolving credit facility, which matures in December 2018, on commercially reasonable terms or at all may also be materially impacted if ETE’s access to capital markets becomes limited due to a credit ratings downgrade or other disruptions.

In addition, WMB has commenced litigation seeking, among other things, to unwind the private offering of Convertible Units. While ETE believes WMB’s claims are without merit, ETE believes that if WMB is successful in unwinding the Convertible Units offering, it could have a negative impact on ETE’s efforts to maintain its ratings with Moody’s, S&P or Fitch.

Additionally, the merger, if followed by a decrease in the rating of WPZ’s outstanding 6.125% Senior Notes due 2022, 4.875% Senior Notes due 2023 and 4.875% Senior Notes due 2024 (collectively, the “Applicable WPZ Notes”) by either Moody’s or S&P within ninety days of the closing date, will result in a change of control as defined in the indentures governing the Applicable WPZ Notes (the “Applicable WPZ Notes Indentures”). ETC can provide no assurance that a downgrade will not occur. The occurrence of a change of control under the Applicable WPZ Notes Indentures will trigger an obligation for WPZ to offer to purchase all or any part of each series of Applicable WPZ Notes at a purchase price equal to 101% of the principal amount of each series of Applicable WPZ Notes, plus accrued and unpaid interest thereon to the date of repurchase. The aggregate principal amount of the Applicable WPZ Notes is $2.9 billion. If WPZ is required to repurchase some or all of the Applicable WPZ Notes, its ability to do so would be subject to the same risk factors associated with financing its business. Please see “Risks Related to the Businesses of ETE and the ETE Entities—The ETE Entities are exposed to the credit risk of their respective customers, and an increase in the nonpayment and nonperformance by their respective customers could have a material adverse impact on the financial condition and results of operations of the ETE Entities and could reduce their respective ability to make distributions to their unitholders, including to ETE.”

ETE and WMB do not agree on whether ETE’s offering of the Convertible Units without WMB’s consent was a violation of the merger agreement, and WMB has filed lawsuits against ETE, LE GP and Kelcy Warren in relation thereto.

The merger agreement requires ETE and WMB to obtain the other party’s consent to take certain actions prior to the closing of the merger. ETE believes that the terms of the merger agreement permitted ETE to provide the opportunity to participate in the Plan to all of its common unitholders. In order to offer participation in the Plan to all of its common unitholders, ETE would have been required to file a registration statement with the SEC relating to the public offering of the Convertible Units. Such a filing would require the consent of WMB’s independent registered accounting firm to the incorporation by reference in the registration statement of its report on WMB’s audited financial statements. However, after ETE advised WMB of ETE’s intention to pursue a public offering of the Convertible Units pursuant to the Plan, WMB declined to allow its independent registered accounting firm to provide the auditor consent required to be included in a registration statement for a public offering. WMB also advised ETE that WMB believed its consent was required under the merger agreement for the public offering and declined to consent. As a result, ETE determined to conduct a private offering to certain accredited investors that was not subject to the SEC rules requiring the consent of WMB’s independent registered accounting firm. ETE believes that both the proposed public offering and the completed private offering are permitted by the terms of the merger agreement and as a result did not request WMB’s consent to pursue the private offering.

WMB has reviewed the terms of the Plan and the Convertible Units and ETE’s description of the Plan and the Convertible Units and believes that the Convertible Units offering required WMB’s consent under the merger agreement and that by proceeding without WMB’s consent, ETE violated the merger agreement. WMB has filed a lawsuit in the Court of Chancery of the State of Delaware for breach of the merger agreement seeking, among other things, to unwind the private offering of Convertible Units. WMB has also filed a lawsuit against Kelcy Warren, in his capacity as the largest ETE unitholder, in the District Court of Dallas County, Texas, for tortious interference with the merger agreement in connection with the Convertible Units offering, seeking damages, among other things. WMB claims that Mr. Warren induced ETE to undertake the Convertible Units offering.

WMB believes that these lawsuits are an enforcement of its rights under the merger agreement and that these lawsuits are necessary to deliver to WMB stockholders the benefits of the merger agreement. ETE believes that the lawsuits are without merit and intends to vigorously defend its actions. At this preliminary stage, there is no way to predict the outcome of these lawsuits. In addition, the lawsuits could, among other things, adversely affect the business and results of operation, as well as the liquidity, of ETE and the ETE Entities and impact the trading price of ETE common units or shares of WMB common stock.

Litigation commenced by WMB against ETE, LE GP and Kelcy Warren could cause ETE to incur substantial costs, may result in distraction of ETE’s management and other employees and if decided adverse to ETE, could negatively impact ETE’s financial position and credit ratings.

On April 6, 2016, WMB filed a complaint against ETE and LE GP in the Delaware Court of Chancery and a petition against Kelcy Warren in the district court of Dallas, Texas, relating to the Convertible Units offering. Among other remedies, WMB seeks to unwind the Convertible Units offering. These lawsuits could result in substantial costs to ETE, including litigation costs and settlement costs. The defense or settlement of any lawsuit or claim that remains unresolved may distract ETE’s management and other employees, result in negative media attention, and may adversely affect ETE’s business, reputation, financial condition, results of operations, cash flows and market price. In addition, since ETE states that it undertook the Convertible Units offering in an effort to maintain its current credit ratings with Moody’s, S&P and Fitch, if the Convertible Units offering is unwound, ETE’s financial position and credit ratings could be negatively impacted.

Directors and executive officers of WMB have financial interests in the merger that may be different from, or in addition to, the interests of the WMB stockholders.

In considering the recommendation of the WMB Board to approve the merger, WMB stockholders should be aware that certain WMB directors and executive officers may be deemed to have interests in the merger that are in addition to, or different from, the interests of other WMB stockholders. The WMB Board was aware of these interests and considered them, among other matters, in approving the merger and the merger agreement and in making the recommendations that the WMB stockholders approve the merger agreement, the merger and the other merger transactions. These interests include:

•	Certain WMB directors and executive officers have previously been granted WMB stock options, restricted stock units and/or deferred stock units. Under the merger agreement, each WMB stock option, including stock options held by WMB directors and executive officers, will be equitably adjusted immediately prior to the effective time by reducing the exercise price thereof by an amount equal to the pre-merger special dividend, contingent on the consummation of the merger. In addition, WMB equity-based awards, including those held by WMB directors and executive officers, outstanding immediately prior to the effective time will, as of the effective time, be assumed by ETC and converted into cash-settled, time-based equity awards of ETC, adjusted as described below in the section of this proxy statement/prospectus titled “The Merger Agreement—Treatment of WMB Equity Awards”. Performance conditions applicable to WMB restricted stock units will generally be deemed to be satisfied at target (in the case of WMB performance stock units) or the greater of target and actual performance (in the case of WMB leveraged performance stock units). The converted stock options and restricted stock units will only be subject to time-based vesting conditions following the merger. All the converted ETC equity awards will otherwise remain subject to their existing terms and conditions, including the accelerated vesting of the stock options and restricted stock units held by WMB executive officers upon a qualifying termination during the two-year period following completion of the merger, and accelerated vesting of restricted stock units held by WMB non-employee directors upon any separation from service. Upon settlement, holders of converted WMB restricted stock units and WMB deferred stock units will also be entitled to receive (1) the pre-merger special dividend and payment of any other accrued dividend equivalents, (2) a cash payment in respect of any fractional ETC common shares that would have resulted from such conversion without regard to rounding and (3) if such unit settles after the end of the CCR measurement period, an amount in cash equal to the shortfall amount (if any).

•	The right to certain contractual severance payments and benefits in the event a WMB executive officer experiences a qualifying termination of employment during the two-year period following the completion of the merger.

•	The right to an accelerated payout of a WMB director’s or executive officer’s earned and accrued account balance under the Williams Companies Amended and Restated Retirement Restoration Plan.

•	The right to indemnification and exculpation benefits following the closing of the merger.

For information concerning these interests, see the discussion in the section of this proxy statement/prospectus titled “The Merger—Interests of Directors and Executive Officers of WMB in the Merger.”

The unaudited pro forma financial statements included in this document are presented for illustrative purposes only and may not be an indication of ETC’s or ETE’s actual financial condition or results of operations following the merger.

The unaudited pro forma financial statements contained in this document are presented for illustrative purposes only, are based on various adjustments, assumptions and preliminary estimates, and may not be an indication of ETC’s or ETE’s actual financial condition or results of operations following the merger for several reasons. See “Selected Unaudited Pro Forma Condensed Combined Financial Information.” The actual financial condition and results of operations of ETC and ETE following the merger may not be consistent with, or evident from, these pro forma financial statements, and in this regard the pro forma financial statements should be read in conjunction with the section titled “Summary—Recent Developments” beginning on page 19 of this proxy statement/prospectus, which includes a description of facts and circumstances occurring subsequent to the date the parties executed the merger agreement. In addition, the assumptions used in preparing the pro forma financial information may not prove to be accurate, and other factors may affect ETE’s or ETC’s actual financial condition or results of operations following the merger. Any potential decline in ETC’s financial condition or results of operations may cause significant variations in the price of ETC common shares after completion of the merger.

Risks Related to the CCRs

You may not receive any payment in respect of the CCRs.

Your right, as an ETC shareholder, to receive any future payment on the CCRs will be dependent upon the volume-weighted average price of ETC common shares and ETE common units for the 23-month period following one month after the closing of the merger, as specified in the CCR agreement. In the event that the daily volume-weighted average trading price of ETC common shares for the 23-month period following one month after the closing of the merger is greater than the daily volume-weighted average trading price of ETE common units for such period, no payment will be made to ETC holders in respect of the CCRs and the CCRs will expire valueless. In addition, the CCRs will be automatically cancelled if: (i) the daily dollar volume-weighted average price for ETC common shares is greater than the daily dollar volume-weighted average price for ETE common units for twenty consecutive trading days and (ii) the average daily dollar volume-weighted average price for ETC common shares for such twenty trading day period is equal to or greater than the average daily dollar volume-weighted average price for ETE common units for such twenty trading day period. Accordingly, the value, if any, of the CCRs is speculative, and the CCRs may ultimately have no value. See “CCR Agreement.”

You will not be able to determine the payments to be received under the CCRs until at least two years following the closing of the merger and you will be unable to elect whether to receive such payment in additional ETC common shares or in cash.

If any payment is made on the CCRs, the amount of such payment will not be calculated until five trading days after the second anniversary of the closing of the merger and will not be paid until at least five business days following such determination. In addition, ETE will be entitled to make, at any time prior to the settlement of the CCRs, the determination to make any payment due under the CCR in either cash or ETC common shares.

The CCRs are stapled to the ETC common shares and cannot be transferred without a transfer of the ETC common shares to which they are attached.

The CCRs are stapled to the ETC common shares and are not separable and therefore a CCR cannot be transferred other than in connection with a transfer of the ETC common shares to which they are attached. As such, there will not be a traded market for the CCRs and the CCRs will not have a value separate and apart from the ETC common shares to which they are attached. Additionally, the potential for a payment of cash or additional ETC common shares upon the expiration of the CCRs at the end of the two-year period following the closing of the merger may artificially inflate the value of the ETC shares prior to the expiration of the CCRs, which may result in a reduced payment, or no payment, under the CCRs upon expiration since the determination of whether a payment will be made on the CCRs is dependent upon the trading price of the ETC common shares in relation to the trading price of the ETE common units during this two year period.

ETC’s ownership in ETE may be diminished if ETC common shares trade at a premium to ETE common units.

In the event that the daily volume-weighted average trading price of ETC common shares for the 23-month period following one month after the closing of the merger is greater than the daily volume-weighted average trading price of ETE common units for such period, ETE will cancel a number of ETE Class E units held by ETC based on the amount of such difference and as set forth in the CCR agreement. See “CCR Agreement.” Such a transfer will have the effect of reducing ETC’s ownership interest in ETE and, consequently, the amount of cash distributions received in respect of ETC’s ownership of ETE Class E units. This will limit the cash ETC will have available to make distributions on the ETC common shares and will reduce the indirect ownership interest of former WMB stockholders in ETE from the amount such holders held immediately following the merger.

Risks Related to ETC and the Ownership of the ETC Common Shares

ETC’s cash flow, and therefore its ability to make distributions to ETC shareholders, depends primarily upon ETE’s ability to make cash distributions to ETC, which in turn depends primarily on the cash distributions ETE receives from the ETE Entities, cash flows ETE receives from its LNG business, the consolidated debt level and debt agreements of ETE, ETC, the ETE Entities and their respective subsidiaries and the expenses ETE otherwise incurs. The ETE Entities’ ability to make distributions to ETE is in turn affected by the cash generated by the ETE Entities’ businesses.

At closing, the source of ETC’s earnings and cash flow will consist primarily of cash distributions ETE makes on the ETE Class E units. ETE will only make cash distributions on its units if it has sufficient cash flow.

ETE’s cash flow primarily consists of cash distributions from ETP, SXL and Sunoco and cash flows from its LNG business. The amount of cash that the ETE Entities will be able to distribute each quarter to their respective partners, including ETE, principally depends upon the amount of cash they generate from their respective businesses, which will fluctuate from quarter to quarter and will depend upon, among other things:

•	the amount of natural gas, crude oil and products transported through their transportation pipelines and gathering systems;

•	the level of throughput in their processing and treating operations;

•	the fees charged and the margins realized by the ETE Entities for their services;

•	the price of natural gas, NGLs, crude oil and products;

•	the relationship between natural gas, NGL and crude oil prices;

•	the amount of cash distributions ETP receives with respect to its ownership of SXL common units and Sunoco common units;

•	the weather in their respective operating areas;

•	the level of competition from other midstream, transportation and storage and retail marketing companies and other energy providers;

•	the level of their respective operating costs and maintenance and integrity capital expenditures;

•	the tax profile of any blocker entities treated as corporations for federal income tax purposes that are owned by any of the ETE Entities;

•	prevailing economic conditions;

•	fluctuations in working capital needs and the level of capital expenditures;

•	the level of costs related to litigation and regulatory compliance matters;

•	the cost of acquisitions, if any;

•	debt service requirements and the ETE Entities’ ability to borrow under their respective revolving credit facilities or to access capital markets;

•	restrictions on distributions contained in the ETE Entities’ respective debt agreements; and

•	the amount, if any, of cash reserves established by the boards of directors of their respective general partners in their discretion for the proper conduct of their respective businesses.

For a further description of certain factors that can cause fluctuations in the amount of cash that the ETE Entities generate from their respective businesses, please read “—Risks Related to the Businesses of ETE and the ETE Entities” and “Additional Information About ETC—Management’s Discussion and Analysis of Financial Condition and Results of Operations.” A material increase in amounts paid or reserved by an ETE Entity with respect to any of the aforementioned factors could restrict its cash flow, causing such ETE Entity to have insufficient available cash each quarter to continue paying distributions to ETE at their current or any higher levels or at all. If any of ETP, SXL or Sunoco reduces its per unit distribution, either because of reduced operating cash flow, higher expenses, capital requirements or otherwise, this will reduce ETE’s cash flow and its ability to pay distributions on the ETE Class E units. As a result, ETC will have less cash available for distributions to ETC shareholders and would likely reduce its per share distribution to ETC shareholders. Additionally, the amount of cash ETE and the ETE Entities have available for distribution depends primarily upon their respective cash flows and is not solely a function of profitability, which will be affected by non-cash items. As a result, ETE and the ETE Entities may make cash distributions during periods when they record losses and may not make cash distributions during periods when they record profits.

The ETE Entities’ ability to make distributions to ETE, and ETE’s resulting cash flow, will also depend on their respective levels of indebtedness, which affect their respective operations in several ways, including, among other things:

•	a significant portion of their cash flows from operations will be dedicated to the payment of principal and interest on outstanding debt and will not be available for other purposes, including payment of distributions;

•	covenants contained in their debt agreements require ETE and the ETE Entities to meet financial tests that may adversely affect their flexibility in planning for and reacting to changes in their respective businesses;

•	their ability to obtain additional financing for working capital, capital expenditures, acquisitions and general partnership purposes may be limited or more expensive than over prior periods;

•	ETE and the ETE Entities may be at a competitive disadvantage relative to similar companies that have less debt;

•	ETE and the ETE Entities may be more vulnerable to adverse economic and industry conditions as a result of their significant debt levels; and

•	failure by ETE and the ETE Entities to comply with the various restrictive covenants of their respective debt agreements could negatively impact their ability to incur additional debt, including their ability to utilize the available capacity under their respective revolving credit facilities, and to pay distributions.

ETE’s cash flow is further reduced by a number of factors, including:

•	ETE’s payment of costs and expenses associated with ETC’s and ETC GP’s operations, including expenses ETC will incur as a result of being a public company, which costs and expenses are not subject to a limit pursuant to the administrative services agreement that ETC expects to enter into with ETE and ETC GP in connection with the completion of the merger (the “Administrative Agreement”);

•	ETE’s general and administrative expenses;

•	expenses of ETE’s subsidiaries (excluding the ETE Entities and their respective subsidiaries); and

•	reserves that the general partner of ETE believes are prudent for ETE to maintain for the proper conduct of ETE’s business or to provide for future distributions.

Starting in 2019, the distributions ETC shareholders receive on their ETC common shares may be lower than the distribution ETE common unitholders receive on their ETE common units.

Upon the completion of the dividend equalization period, ETE’s obligation to make additional cash distributions to ETC or to specifically allocate depreciation or other forms of cost recovery to ETC sufficient to maintain cash distributions on ETC common shares equal to cash distributions on ETE common units will end. Following the completion of the dividend equalization period, the ETE Class E units will receive the same quarterly cash distribution per unit as the quarterly cash distribution per ETE common unit, but the resulting quarterly distribution that ETC makes may be lower than the corresponding quarterly distribution on ETE common units due to federal and state income tax liabilities incurred by ETC resulting from its election to be taxed as a corporation.

There is no requirement that the ratio of ETC common shares to ETE Class E units remain one-to-one, allowing for an increase in the number of ETC common shares and a dilution of the distributions received per ETC common share.

There is no requirement for ETC or ETE to preserve the one-to-one ratio of outstanding ETC common shares to ETE Class E units held by ETC that will exist at the effective time. Because the distributions on ETE Class E units will fund the distributions on ETC common shares, an increase in the number of ETC common shares will dilute the distributions received per ETC common share from these ETE Class E unit distributions if the number of ETE Class E units held by ETC is not proportionately increased.

The incentive distributions (including distributions with respect to the ETP Class H units) that ETE is entitled to receive may be limited or modified without the consent of the ETC shareholders.

Upon the completion of the merger transactions, ETC will own ETE Class E units, representing a 57% limited partner interest in ETE based on the number of ETE common units outstanding as of December 31, 2015 (and excluding any interest attributable to the Convertible Units issued by ETE in March 2016) and the number of ETE Class E units expected to be issued in the WMB Contribution. ETE indirectly owns all of the IDRs of ETP and Sunoco. Additionally, through its ownership of ETP Class H units and a 0.1% interest in SXL GP, ETE is entitled to receive 90.15% of the cash distributions related to the IDRs of SXL, while ETP is entitled to receive the remaining 9.85% of such cash distributions. The IDRs entitle the holder to receive increasing percentages (up to a maximum of 48%, with respect to ETP and SXL, and up to 50%, with respect to Sunoco, in each case to the extent not modified) of any cash distributed by (i) ETP in excess of $0.275 per ETP unit in any quarter, (ii) SXL in excess of $0.0833 per SXL unit and (iii) Sunoco in excess of $0.503125 per Sunoco unit. Please read “Additional Information About ETC—Cash Distribution Policy and Restrictions on Distributions.”

ETP, SXL and Sunoco, like other publicly traded partnerships, will generally only undertake an acquisition or expansion capital project if, after giving effect to related costs and expenses, the transaction would be expected to be accretive, meaning it would increase cash distributions per unit in future periods. Because ETE currently participates in the IDRs at the highest cash sharing level of 48% and 50% with respect to ETP and Sunoco, respectively, and ETE and ETP currently participate in the IDRs at the highest cash sharing level of 48% with respect to SXL, to the extent not modified, it may be more difficult for an acquisition or capital project to be accretive to the common unitholders of ETP, SXL and Sunoco, respectively, than if the IDRs received less incremental cash flow. ETC therefore expects that ETE may determine, in certain cases, to propose a reduction to the IDRs of ETP and Sunoco to facilitate a particular acquisition or expansion capital project of ETP or Sunoco, as the case may be, and that ETP may determine, in certain cases, to propose a reduction to the IDRs of SXL to facilitate a particular acquisition or expansion project of SXL. Any such reduction of IDRs will reduce the amount of cash that would have otherwise been distributed by ETE to its unitholders, including ETC, which will in turn reduce the cash distributions ETC would otherwise be able to pay its shareholders. Similarly, in certain circumstances, ETE may determine, in certain cases, to propose a reduction in the IDRs of ETP or Sunoco, or ETP may propose a reduction in the IDRs of SXL, to permit ETP, Sunoco or SXL, as applicable, to pay a relatively higher proportion of its distributions to holders of ETP or Sunoco common units, as applicable, in order to conserve cash in a manner that minimizes the risk of a decrease in trading prices of those units that would result in an increased cost of capital to ETP or Sunoco, as applicable. Please read “Additional Information About ETC—Cash Distribution Policy and Restrictions on Distributions—General—The IDRs that ETE and ETP Own May Be Limited or Modified Without Your Consent” for a discussion of historical and ongoing IDR reductions. ETC shareholders will not be able to vote on, or otherwise prohibit ETE or ETP from taking, similar actions in the future, and ETE or ETP may elect to modify the ETP, SXL or Sunoco incentive distributions, as the case may be, without considering the interests of the ETC shareholders. In addition, there can be no guarantee that the expected benefits of any IDR modification will be realized.

A reduction in the ETE Entities’ distributions will disproportionately affect the amount of cash distributions to which ETE is entitled and, consequently, the amount of cash distributions to which ETC is entitled.

ETE indirectly owns all of the IDRs of ETP and Sunoco. Additionally, through its ownership of ETP Class H units and a 0.1% interest in SXL GP, ETE is entitled to receive 90.15% of the cash distributions related to the IDRs of SXL, while ETP is entitled to receive the remaining 9.85% of such cash distributions. These IDRs entitle the holder to receive increasing percentages of total cash distributions made by each ETE Entity as such ETE Entity reaches established target cash distribution levels as specified in its partnership agreement. ETE currently receives its pro rata share of cash distributions from ETP and Sunoco based on the highest sharing level of 48% and 50% in respect of the ETP IDRs and Sunoco IDRs, respectively. ETE and ETP currently receive their pro rata share of cash distributions from SXL based on the highest sharing level of 48% in respect of the SXL IDRs.

A decrease in the amount of distributions by ETP to ETE to less than $0.4125 per unit per quarter would reduce ETE’s percentage of the incremental cash distributions from ETP above $0.3175 per unit per quarter from 48% to 23%, and a decrease in the amount of distributions by Sunoco to ETE to less than $0.6563 per unit per quarter would reduce ETE’s percentage of the incremental cash distributions from Sunoco above $0.5469 per unit per quarter from 50% to 25%. Likewise, a decrease in the amount of distributions from SXL to less than $0.2638 per unit per quarter would reduce the percentage of the incremental cash distributions received by ETE and ETP from SXL above $0.0958 per unit per quarter from 48% to 35%. As a result, any such reduction in quarterly cash distributions from the ETE Entities would have the effect of disproportionately reducing the amount of all distributions that ETE and ETP receive, based on their ownership interest in the IDRs as compared to cash distributions they receive from their general partner interest and common units in such ETE Entity, which in turn, would impact the amount of distributions ETC receives from ETE.

If distributions on the ETC common shares are not paid with respect to any fiscal quarter, the ETC common shareholders will not be entitled to receive that quarter’s payments in the future.

Like ETE’s common units, ETC’s distributions to its shareholders will not be cumulative. Consequently, if distributions on the ETC common shares are not paid with respect to any fiscal quarter, ETC shareholders will not be entitled to receive any additional cash distributions in future quarters to compensate for any such cash distribution shortfall in any prior quarter.

The amount of cash that ETC, ETE and the ETE Entities distribute each quarter may limit ETC’s ability to grow and is subject to change.

Because ETC’s cash flow will initially be generated primarily from distributions it receives from ETE, which are primarily derived from ETE’s direct and indirect equity interests in the ETE Entities, ETC’s growth will initially be completely dependent upon ETE and the ETE Entities. The amount of distributions received by ETE is based on the per unit distribution paid on each unit of the ETE Entities and the number of common units outstanding of the ETE Entities. Please read “Additional Information About ETE—Cash Distribution Policy of ETE and the ETE Entities” and “—Risks Related to the Businesses of ETE and the ETE Entities.”

If ETC issues additional common shares or if ETC were to incur debt or be required to pay taxes, the payment of distributions on those additional common shares or interest on that debt or payment of such taxes could decrease the per share distribution amount on the ETC common shares.

No trading market currently exists for ETC common shares, the price of ETC common shares may be volatile, and a trading market that will provide ETC shareholders with adequate liquidity may not develop.

Unless a “when issued” trading market develops, prior to completion of the merger, there will have been no market for ETC common shares. After the completion of the merger transactions, the ETC common shares are expected to be listed for trading on the NYSE. However, there can be no assurance that an active market for ETC common shares will develop after the closing of the merger transactions, or that if it develops, the market will be sustained. If an active trading market does not develop, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of ETC common shares and limit the number of investors who are able to buy ETC common shares.

Further, there can be no assurance of the price at which ETC common shares will trade. Although it is expected that trading prices of ETC common shares and ETE common units will be correlated since, following the completion of the merger transactions, ETC’s primary asset and source of cash flow will initially be the ETE Class E units it owns, due to a variety of factors (many of which are out of the control of ETE and ETC), ETC common shares could trade at a discount to ETE common units. You may not be able to resell your ETC common shares at or above the trading price at which your shares of WMB common stock traded immediately prior to the merger. The following factors, among others, could affect the ETC common share price:

•	ETE’s and the ETE Entities’ operating and financial performance and prospects and the trading price of their common units;

•	the level of ETE’s and the ETE Entities’ quarterly distributions and ETC’s quarterly distributions;

•	quarterly variations in the rate of growth of ETC’s financial indicators, such as distributable cash flow per common share, net income and revenues;

•	changes in revenue or earnings estimates or publication of research reports by analysts;

•	speculation by the press or investment community;

•	sales of ETC common shares by ETC shareholders;

•	announcements by ETE, the ETE Entities or their competitors of significant contracts, acquisitions, strategic partnerships, joint ventures, securities offerings, buy backs or capital commitments;

•	general market conditions;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	adverse changes in tax laws or regulations;

•	domestic and international economic, legal and regulatory factors related to ETE’s and the ETE Entities’ performance; and

•	other factors described in these “Risk Factors.”

The market price of ETC common shares after the merger may be affected by factors different from those currently affecting the shares of WMB common stock or the ETE common units.

The businesses of WMB and ETE differ and, accordingly, the results of operations of ETE after the acquisition of WMB and the market price of ETC common shares and ETE common units after the merger may be affected by factors that differ from those currently affecting the independent results of operations of WMB and ETE and the share/unit prices of WMB and ETE common stock/units. For a discussion of the businesses of WMB, ETC and ETE and of certain factors to consider in connection with those businesses, see “Additional Information About ETC” and “Additional Information About ETE” and the documents incorporated by reference in this document regarding WMB referred to under “Where You Can Find More Information.”

ETC shareholders will have limited voting rights on matters affecting ETC’s business and will not be entitled to elect or remove ETC’s general partner or the general partner’s directors. Further, ETC shareholders will not be entitled to direct the manner in which ETC votes the ETE Class E units held by ETC and, therefore, will not have any voting rights with respect to ETE’s business through their ownership of ETC.

ETC’s shareholders have only limited voting rights on matters affecting ETC’s business, and therefore limited ability to influence management’s decisions regarding its business. ETC’s shareholders did not elect ETC GP as the general partner and will have no right to elect ETC’s general partner or the general partner’s directors on an annual or other continuing basis. The members of the ETC GP Board, including the independent directors, are chosen by the Existing GP Owner, the indirect owner of ETC GP. Even if ETC shareholders are dissatisfied with the performance of ETC GP, they will not be able to remove ETC GP as the general partner of ETC. ETC GP may only be removed by the Existing GP Owner, and the election of any successor general partner will be made by the Existing GP Owner. ETC’s shareholders’ voting rights are further restricted by ETC’s partnership agreement provision providing that any shares held by a person that owns 10% or more of any class of shares then outstanding, other than ETC GP and its affiliates, cannot be voted on any matter. Please see “Additional Information About ETC—Description of Our Partnership Agreement—Limited Voting Rights” for additional information regarding the limited voting rights held by the ETC common shares.

In addition, the ETC shareholders will not be entitled to direct the manner in which ETC votes the ETE Class E units. When ETE’s partnership agreement provides the ETE Class E units with a vote for the removal of ETE GP as the general partner of ETE, the Existing GP Owner will direct the voting of the ETE Class E units. In all other cases where the ETE Class E units have a voting right under ETE’s partnership agreement, the ETC conflicts committee will direct ETC’s voting of the ETE Class E units. Accordingly, ETC’s shareholders will not have any voting rights with respect to ETE’s business through their ownership of ETC. Please see “Additional Information About ETC—Description of Our Partnership Agreement—Voting the ETE Class E Units” for information on who controls the voting of the ETE Class E units owned by ETC.

The ETC GP Board’s authority to manage and control ETC is restricted by approval rights retained by the Existing GP Owner over certain matters.

The Existing GP Owner retains approval rights with respect to certain ETC matters, including the filing of any bankruptcy, insolvency or reorganization petitions by ETC. The Existing GP Owner also retains approval rights with respect to ETC declaring any material extraordinary distribution on the common shares, selling substantially all of its assets or engaging in mergers or combinations with other entities. These matters cannot therefore be approved solely by a majority vote of the ETC GP Board or the ETC shareholders. As a result, these approval rights may prevent ETC from engaging in certain matters that the ETC GP Board or the shareholders believe to be in the best interest of ETC and its shareholders. Please see “Additional Information About ETC—Description of Our Partnership Agreement—The Existing GP Owner’s Approval Rights” for additional information regarding the Existing GP Owner’s approval rights.

ETC GP may cause ETC to issue additional common shares or other equity securities, including equity securities that are senior to ETC common shares, in each case without ETC shareholder approval, which may adversely affect ETC shareholders.

ETC GP may cause ETC to issue an unlimited number of additional common shares or other equity securities of equal rank with the common shares. ETC GP may also approve the grant of unit awards under the Energy Transfer Corp LP 2016 Long-Term Incentive Plan with respect to up 171.6 million ETC common shares to officers, directors and eligible service providers of ETC and its affiliates. Shortly following the consummation of the merger, ETC expects to grant awards to officers, directors and eligible service providers of ETC and its affiliates under the Energy Transfer Corp LP 2016 Long-Term Incentive Plan covering approximately 10% of the outstanding ETC common shares at the consummation of the merger. ETC may also issue an unlimited number of shares that are senior to ETC common shares in right of distribution, liquidation and voting. Similarly, ETE

GP may cause ETE to issue additional equity securities. Any such issuance of equity securities by ETC or ETE can be made without ETC shareholder approval and will have the following effects:

•	each ETC shareholder’s proportionate ownership interest in ETC will decrease;

•	the amount of distributable cash flow on each ETC common share may decrease;

•	the ratio of taxable income to distributions may increase;

•	the relative voting strength of each previously outstanding ETC common share may be diminished; and

•	the market price of the ETC common shares may decline.

Please read “Additional Information About ETC—Description of Our Partnership Agreement—Issuance of Additional Securities.”

ETC’s shareholders may not have limited liability if a court finds that shareholder actions constitute control of ETC’s business.

A general partner of a partnership generally has unlimited liability for the obligations of the partnership, except for those contractual obligations of the partnership that are expressly made without recourse to the general partner. An ETC shareholder could be liable for any and all of ETC’s obligations as if such shareholder were a general partner if a court or government agency determined that ETC was conducting business in a state but had not complied with that particular state’s partnership statute or such shareholder’s right to act with other shareholders to approve some amendments to the ETC partnership agreement or to take other actions under the ETC partnership agreement constitute “control” of ETC’s business.

For a discussion of the implications of the limitations of liability on an ETC shareholder, please read “Additional Information About ETC—Description of Our Partnership Agreement—Limited Liability.”

ETC shareholders may have liability to repay distributions.

Under certain circumstances, ETC shareholders may have to repay ETC amounts wrongfully distributed to them. Under Delaware law, ETC may not make a distribution to ETC shareholders if the distribution causes ETC’s liabilities to exceed the fair value of its assets. Liabilities to partners on account of their partnership interests and non-recourse liabilities are not counted for purposes of determining whether a distribution is permitted. Delaware law provides that a limited partner who receives such a distribution and knew at the time of the distribution that the distribution violated Delaware law, will be liable to the limited partnership for the distribution amount for three years from the distribution date. Under Delaware law, an assignee who becomes a substituted limited partner of a limited partnership is liable for the obligations of the assignor to make contributions to the partnership. However, such an assignee is not obligated for liabilities unknown to him at the time he or she became a limited partner if the liabilities could not be determined from the partnership agreement.

The control of ETC GP may be transferred to a third party without ETC shareholder consent.

ETC GP may transfer its general partner interest to a third party without the consent of the ETC shareholders. Furthermore, the Existing GP Owner may transfer all or part of his ownership interest in ETC GP to a third party without the consent of the ETC shareholders. Subject to certain appointment rights relating to members of the board serving on the conflicts committee of the ETC GP Board, any new owner or owners of ETC GP would be in a position to replace the directors and officers of ETC GP with its own choices and to control the decisions made and actions taken by the ETC GP Board and officers.

ETC common shares and ETE common units may not trade in relation or proportion to one another.

ETC common shares and ETE common units may not trade in relation or proportion to one another. The trading prices may diverge because, among other things:

•	ETC expects to pay federal income taxes in the future;

•	ETC is not required to maintain a one-for-one relationship between ETC’s outstanding common shares and the number of limited partner interests in ETE that ETC owns; and

•	ETC may enter into other businesses separate and apart from ETE or any of its affiliates.

Increases in interest rates could materially adversely affect ETC’s business, results of operations, cash flows and financial condition.

As interest rates rise, the ability of investors to obtain higher risk adjusted rates of return by purchasing government-backed debt securities may cause a corresponding decline in demand for riskier investments generally, including yield-based equity investments such as publicly traded limited partner interests. Reduced demand for ETC common shares resulting from investors seeking other more favorable investment opportunities may cause the trading price of ETC common shares to decline.

Future sales of ETC common shares in the public market could reduce the price of ETC common shares.

ETC may issue an unlimited number of additional common shares or convertible securities in subsequent public or private offerings. The size of future issuances of ETC common shares or securities convertible into common shares or the effect, if any, that future issuances and sales of ETC common shares will have on the market price of ETC common shares is uncertain. Issuances of substantial amounts of ETC common shares (including shares issued in connection with an acquisition), or the perception that such issuances could occur, may adversely affect prevailing market prices of ETC common shares.

If ETC fails to develop or maintain an effective system of internal controls, ETC’s ability to accurately report its financial results or prevent fraud could be adversely affected. As a result, ETC’s shareholders and other market participants could lose confidence in ETC’s financial reporting, which would harm its business and the trading price of its common shares.

Effective internal controls are necessary for ETC to provide reliable financial reports, prevent fraud and operate successfully as a publicly traded partnership. ETC is not currently required to comply with the SEC’s rules implementing Section 404 of the Sarbanes-Oxley Act of 2002, and is therefore not required to make a formal assessment of the effectiveness of ETC’s internal control over financial reporting for that purpose. Upon becoming a publicly traded company, ETC will be required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act of 2002, which will require ETC’s management to certify financial and other information in ETC’s quarterly and annual reports and provide an annual management report on the effectiveness of ETC’s internal control over financial reporting. Though ETC will be required to disclose material changes made to its internal controls and procedures on a quarterly basis, ETC will not be required to make its first annual assessment of its internal control over financial reporting pursuant to Section 404 until the year following its first annual report required to be filed with the SEC. To comply with the requirements of being a publicly traded company, ETC will need to implement additional internal controls, reporting systems and procedures. If ETC cannot provide reliable financial reports or prevent fraud, ETC’s reputation and operating results will be harmed. ETC cannot be certain that its efforts to develop and maintain its internal controls will be successful. Any failure to develop or maintain effective internal controls, or difficulties encountered in implementing or improving ETC’s internal controls, could harm its operating results or cause it to fail to meet its reporting obligations. Ineffective internal controls could also cause investors and other market participants who are potential investors to lose confidence in ETC’s reported financial information, which would likely have a negative effect on the trading price of its common shares.

The NYSE does not require a limited partnership like ETC to comply with certain of its corporate governance requirements.

Because ETC is a limited partnership, the NYSE does not require ETC GP to have a majority of independent directors on its board of directors or to establish a compensation committee or a nominating and corporate governance committee. Accordingly, ETC’s shareholders will not have the same protections afforded to certain corporations that are subject to all of the NYSE corporate governance requirements. In addition, as a limited partnership, while ETC is required to obtain shareholder approval of equity compensation plans, ETC is not required to seek shareholder approval for issuances of common shares, including issuances in excess of 20% of ETC’s outstanding equity securities, or for issuances of equity to certain affiliates.

ETC may incur liability as a result of its ownership of ETE GP.

Under Delaware law, a general partner of a limited partnership is generally liable for the debts and liabilities of the partnership for which it serves as general partner, subject to the terms of any indemnification agreements contained in the partnership agreement and except to the extent the partnership’s contracts are non-recourse to the general partner. ETC controls ETE GP, which will be the general partner of ETE following the completion of the merger transactions. To the extent the indemnification provisions in ETE’s partnership agreement or non-recourse provisions in ETE’s contracts are not sufficient to protect ETE GP from such liability, ETC may in the future incur liabilities as a result of its ownership interest and control of ETE GP. Please read “Additional Information About ETC—Conflicts of Interest and Fiduciary Duties.”

ETC’s partnership agreement will designate the Court of Chancery of the State of Delaware as the exclusive forum for certain types of actions and proceedings that may be initiated by ETC’s shareholders, which would limit its shareholders’ ability to choose the judicial forum for disputes with ETC or its general partner’s directors, officers or other employees.

ETC’s partnership agreement will provide that, with certain limited exceptions, the Court of Chancery of the State of Delaware will be the exclusive forum for any claims, suits, actions or proceedings (1) arising out of or relating in any way to ETC’s partnership agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of ETC’s partnership agreement or the duties, obligations or liabilities among shareholders or of shareholders to us, or the rights or powers of, or restrictions on, the shareholders or ETC), (2) brought in a derivative manner on ETC’s behalf, (3) asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of ETC or ETC’s general partner, or owed by ETC’s general partner to ETC or its shareholders, (4) asserting a claim arising pursuant to any provision of the DRULPA, or (5) asserting a claim governed by the internal affairs doctrine. By receiving a common share as merger consideration, a shareholder is irrevocably consenting to these limitations and provisions regarding claims, suits, actions or proceedings and submitting to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or such other court) in connection with any such claims, suits, actions or proceedings. This provision may have the effect of discouraging lawsuits against ETC and ETC’s general partner’s directors and officers. For additional information about the exclusive forum provision of ETC’s partnership agreement, please read “Additional Information About ETC—Description of Our Partnership Agreement—Applicable Law; Forum, Venue and Jurisdiction.”

Risks Related to Conflicts of Interest

ETC’s existing organizational structure and the relationships among it, ETE, the ETE Entities, the respective general partners and affiliated entities present the potential for conflicts of interest. Moreover, additional conflicts of interest may arise in the future among ETC and the entities affiliated with any general partner or similar interests ETC acquires or among ETE, the ETE Entities and such entities. For a further discussion of conflicts of interest that may arise, please read “Additional Information About ETC—Conflicts of Interest and Fiduciary Duties.”

Conflicts of interest may arise as a result of ETC’s organizational structure and the relationships among ETC, ETE, the ETE Entities, the respective general partners and affiliated entities.

ETC’s partnership agreement defines the duties of ETC GP (and, by extension, its officers and directors). The ETC GP Board or its conflicts committee will have authority on ETC’s behalf to resolve any conflict involving ETC and they have broad latitude to consider the interests of all parties to the conflict.

Conflicts of interest may arise between ETC and its shareholders, on the one hand, and ETC GP and its owners and affiliated entities, on the other hand, or between ETC and its shareholders, on the one hand, and ETE, the ETE Entities and their respective unitholders, on the other hand. The ETC GP Board may approve such conflicted matters without seeking approval of such resolution or course of action from its conflicts committee or from the holders of a majority of the outstanding shares. If the ETC GP Board elects not to submit a conflicted transaction to the ETC conflicts committee for approval, it will be presumed to have acted in good faith in connection with approving such transaction and the ETC shareholders will bear the burden of overcoming such presumption. For a description of circumstances in which conflicts could arise and methods of resolving conflicts of interest under ETC’s partnership agreement, please read “Additional Information About ETC—Conflicts of Interest and Fiduciary Duties.”

ETC’s partnership agreement defines ETC GP’s duties to ETC and contains provisions that reduce the remedies available to ETC’s shareholders for actions that might otherwise be challenged as breaches of fiduciary or other duties under state law.

ETC’s partnership agreement contains provisions that substantially reduce the standards to which ETC GP would otherwise be held by state fiduciary duty law. For example, ETC’s partnership agreement:

•	permits ETC GP to make a number of decisions in its individual capacity, as opposed to in its capacity as ETC’s general partner. This entitles ETC GP to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, ETC, ETE, the ETE Entities, ETC’s affiliates or any shareholder. Examples include the exercise of its call right, its rights to transfer or vote any common shares it may own, and its determination whether or not to consent to any merger or consolidation of ETC or amendment to ETC’s partnership agreement;

•	generally provides that ETC GP will not have any liability to ETC or its shareholders for decisions made in its capacity as a general partner so long as it acted in good faith which, pursuant to ETC’s partnership agreement, requires a subjective belief that the determination, or other action or anticipated result thereof is in ETC’s best interests;

•	generally provides that any resolution or course of action adopted by ETC GP and its affiliates in respect of a conflict of interest will be permitted and deemed approved by all of ETC’s shareholders, and will not constitute a breach of ETC’s partnership agreement or any duty if the resolution or course of action in respect of such conflict of interest is:

•	approved by a majority of the members of ETC GP’s conflicts committee, or

•	approved by majority vote of ETC common shares (excluding common shares owned by ETC GP and its affiliates);

•	provides that, to the fullest extent permitted by law, in connection with any action or inaction of, or determination made by, ETC GP or the conflicts committee of the ETC GP Board with respect to any matter relating ETC, it shall be presumed that ETC GP or the conflicts committee of the ETC GP Board acted in good faith, and in any proceeding brought by or on behalf of any of ETC’s shareholders challenging any such action or inaction of, or determination made by, ETC GP or the conflicts committee of the ETC GP Board, the person bringing or prosecuting such proceeding shall have the burden of overcoming such presumption; and

•	provides that ETC GP and its officers and directors will not be liable for monetary damages to ETC, its shareholders or assignees for any acts or omissions unless there has been a final and nonappealable judgment entered by a court of competent jurisdiction determining that ETC GP or those other persons acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that such person’s conduct was criminal.

Please read “Additional Information About ETC—Conflicts of Interest and Fiduciary Duties.”

ETC GP’s affiliates, ETE and the ETE Entities may compete with ETC.

ETC’s partnership agreement provides that ETC GP will be restricted from engaging in any business activities other than acting as ETC’s general partner, those activities incidental to its ownership of interests in ETC and certain additional activities enumerated in the ETC partnership agreement. The restrictions contained in ETC GP’s limited liability company agreement are subject to a number of exceptions. Affiliates of ETC GP, ETE and the ETE Entities will not be prohibited from engaging in other businesses or activities that might be in direct competition with ETC except to the extent they compete using ETC’s confidential information. For additional information regarding these agreements, please read “Additional Information About ETC—Certain Relationships and Related Party Transactions.”

ETC GP has a call right that may require ETC shareholders to sell their common shares at an undesirable time or price.

If at any time more than 90% of ETC’s outstanding common shares are owned by ETC GP and its affiliates, ETC GP will have the right (which it may assign to any of its affiliates or ETC), but not the obligation, to acquire all, but not less than all, of the remaining ETC common shares held by public shareholders at a price equal to the greater of (x) the current market price of such shares as of the date three days before notice of exercise of the call right is first mailed and (y) the highest price paid by ETC GP or its affiliates for such shares during the 90-day period preceding the date such notice is first mailed. As a result, ETC shareholders may be required to sell their common shares at an undesirable time or price and may not receive any return of or on their investment. ETC shareholders may also incur a tax liability upon a sale of their common shares. For additional information about the call right, please read “Additional Information About ETC—Description of Our Partnership Agreement—Call Right.”

Risks Related to the Businesses of ETE and the ETE Entities

Since ETC’s cash flows will consist exclusively of distributions from ETE and ETE’s cash flows consist primarily of distributions from the ETE Entities, risks to the businesses of ETE and the ETE Entities are also risks to ETC. Set forth below are the risks to the businesses of ETE and the ETE Entities, the occurrence of which could have a negative impact on their respective financial performance and decrease the amount of cash the ETE Entities are able to distribute to ETE, which, in turn, could decrease the amount of cash ETE is able to distribute to ETC.

The ETE Entities do not control, and therefore may not be able to cause or prevent certain actions by, certain of their joint ventures.

Certain of the ETE Entities’ joint ventures have their own governing boards, and the ETE Entities may not control all of the decisions of those boards. Consequently, it may be difficult or impossible for the ETE Entities to cause the joint venture entity to take actions that the ETE Entities believe would be in their or the joint venture’s best interests. Likewise, the ETE Entities may be unable to prevent actions of the joint venture.

If the unitholders of the ETE Entities remove such ETE Entity’s general partner, ETE or ETP may be required to sell or exchange its general partner interest and IDRs, as applicable, in such ETE Entity, and ETE would lose the ability to manage and control such ETE Entity.

ETE currently manages its investment in the ETE Entities through its ownership of ETP GP and Sunoco GP, as well as ETP’s ownership of SXL GP. The partnership agreements of the ETE Entities, however, give their respective unitholders the right to remove the general partners upon the affirmative vote of holders of 66 2⁄3% of such ETE Entity’s outstanding units. If ETP GP, SXL GP or Sunoco GP withdraws as the general partner of ETP, SXL or Sunoco, as applicable, in compliance with such entity’s partnership agreement or is removed as general partner where cause (as defined in each such partnership agreement) does not exist and a successor general partner is elected in accordance with such partnership agreement, ETE or ETP, as the case may be, could elect to receive cash in exchange for its general partner interest in ETP, SXL or Sunoco, as the case may be, and the ETP, SXL and Sunoco IDRs (if then owned by ETE or ETP, as the case may be). If ETP GP, SXL GP or Sunoco GP withdraws in circumstances other than those described in the preceding sentence and a successor general partner is elected in accordance with ETP’s, SXL’s or Sunoco’s partnership agreement, the successor general partner will have the option to purchase the general partner interest in such ETE Entity and the ETP, SXL and Sunoco IDRs (if then owned by ETE or ETP, as the case may be) for their fair market value. If ETP GP, SXL GP, Sunoco GP or the successor general partner do not exercise their options, the interests of ETP GP, SXL GP and Sunoco GP, as the case may be, would be converted into common units of the applicable entity based on an independent valuation. In each case, ETP GP, SXL GP and Sunoco GP would also lose their ability to manage ETP, SXL and Sunoco, as the case may be.

Cost reimbursements due to the ETE general partner may be substantial and may reduce ETE’s ability to pay distributions to its unitholders.

Prior to making any distributions to its unitholders, ETE will reimburse the ETE general partner for all expenses it has incurred on ETE’s behalf. In addition, the ETE general partner and its affiliates may provide ETE with services for which ETE will be charged reasonable fees as determined by the ETE general partner. The reimbursement of these expenses and the payment of these fees could adversely affect ETE’s ability to make distributions to its unitholders. The ETE general partner has sole discretion to determine the amount of these expenses and fees.

In addition, under Delaware law, the ETE general partner has unlimited liability for ETE’s obligations, such as ETE’s debts and environmental liabilities, except for ETE’s contractual obligations that are expressly made without recourse to the ETE general partner. To the extent the ETE general partner incurs obligations on ETE’s behalf, ETE is obligated to reimburse or indemnify it. If ETE is unable or unwilling to reimburse or indemnify the ETE general partner, the ETE general partner may take actions to cause ETE to make payments of these obligations and liabilities. Any such payments could reduce the amount of distributable cash flow to ETE unitholders and cause the value of ETE common units to decline.

ETE is dependent on third parties, including key personnel of ETP under a shared services agreement, to provide the financial, accounting, administrative and legal services necessary to operate its business.

ETE relies on the services of key personnel of ETP, including the ongoing involvement and continued leadership of Kelcy L. Warren, one of the founders of ETP’s midstream business, as well as other key members of ETP’s management team such as Marshall S. (Mackie) McCrea, III, President and Chief Operating Officer. Mr. Warren and Mr. McCrea have been integral to the success of ETP’s midstream and intrastate transportation and storage businesses because of their ability to identify and develop strategic business opportunities. Losing the leadership of either Mr. Warren or Mr. McCrea could make it difficult for ETP to identify internal growth projects and accretive acquisitions, which could have a material adverse effect on ETP’s ability to increase the cash distributions paid on its partnership interests.

ETP’s executive officers that provide services to ETE pursuant to a shared services agreement allocate their time between ETE and ETP. To the extent that these officers face conflicts regarding the allocation of their time,

ETE may not receive the level of attention from them that the management of its business requires. If ETP is unable to provide ETE with a sufficient number of personnel with the appropriate level of technical accounting and financial expertise, ETE’s internal accounting controls could be adversely impacted.

The ETE Entities are exposed to the credit risk of their respective customers, and an increase in the nonpayment and nonperformance by their respective customers could have a material adverse impact on the financial condition and results of operations of the ETE Entities and could reduce their respective ability to make distributions to their unitholders, including to ETE.

The risks of nonpayment and nonperformance by the ETE Entities’ respective customers are a major concern in their respective businesses. Participants in the energy industry have been subjected to heightened scrutiny from the financial markets in light of past collapses and failures of other energy companies. The ETE Entities are subject to risks of loss resulting from nonpayment or nonperformance by their respective customers, especially during the current low commodity price environment impacting many oil and gas producers. As a result, the current commodity price volatility and the tightening of credit in the financial markets may make it more difficult for customers to obtain financing and, depending on the degree to which this occurs, there may be a material increase in the nonpayment and nonperformance by the ETE Entities’ respective customers. The ETE Entities’ customers and counterparties include industrial customers, local distribution companies, natural gas producers and marketers whose creditworthiness may be suddenly and disparately impacted by, among other factors, commodity price volatility, deteriorating energy market conditions, and public and regulatory opposition to energy producing activities. The current low commodity price environment has, in particular, negatively impacted natural gas producers causing them significant economic stress including, in some cases, to file for bankruptcy protection or to renegotiate contracts. To the extent one or more of the ETE Entities’ key customers commences bankruptcy proceedings, the ETE Entities’ contracts with such customers may be subject to rejection under applicable provisions of the United States Bankruptcy Code, or may be renegotiated. Further, during any such bankruptcy proceeding, prior to the assumption, rejection or renegotiation of such contracts, the bankruptcy court may temporarily authorize the payment of value for the ETE Entities’ services less than contractually required, which could have a material adverse effect on the ETE Entities’ business, results of operations, cash flows and financial condition. For example, Chesapeake Energy Corporation and its affiliates, which accounted for approximately 18% of WMB’s consolidated revenues for the year ended December 31, 2015, have experienced significant, negative financial results due to sustained low commodity prices. If ETE and the ETE Entities fail to adequately assess the creditworthiness of existing or future customers and counterparties or otherwise do not take or are unable to take sufficient mitigating actions, including obtaining sufficient collateral, deterioration in their creditworthiness and any resulting increase in nonpayment and/or nonperformance by them could cause ETE and the ETE Entities to write down or write off accounts receivable. Such write-downs or write-offs could negatively affect ETE’s and the ETE Entities’ operating results in the periods in which they occur, and, if significant, could have a material adverse effect on their business, results of operations, cash flows and financial condition. In addition, the ETE Entities’ risk management activities are subject to the risks that a counterparty may not perform its obligation under the applicable derivative instrument, the terms of the derivative instruments are imperfect, and the ETE Entities’ risk management policies and procedures are not properly followed. Any material nonpayment or nonperformance by the ETE Entities’ respective customers or their derivative counterparties could reduce their ability to make distributions to ETE unitholders. Any substantial increase in the nonpayment and nonperformance by the ETE Entities’ customers could have a material adverse effect on the ETE Entities’ respective results of operations and operating cash flows.

Income from ETP’s midstream, transportation, terminalling and storage operations is exposed to risks due to fluctuations in the demand for and price of natural gas, NGLs and oil that are beyond ETP’s control.

The prices for natural gas, NGLs and oil (including refined petroleum products) reflect market demand that fluctuates with changes in global and U.S. economic conditions and other factors, including:

•	the level of domestic natural gas, NGL, and oil production;

•	the level of natural gas, NGL, and oil imports and exports, including LNG;

•	actions taken by natural gas and oil producing nations;

•	instability or other events affecting natural gas and oil producing nations;

•	the impact of weather and other events of nature on the demand for natural gas, NGLs and oil;

•	the availability of storage, terminal and transportation systems, and refining, processing and treating facilities;

•	the price, availability and marketing of competitive fuels;

•	the demand for electricity;

•	the cost of capital needed to maintain or increase production levels and to construct and expand facilities;

•	the impact of energy conservation and fuel efficiency efforts; and

•	the extent of governmental regulation, taxation, fees and duties.

In the past, the prices of natural gas, NGLs and oil have been extremely volatile, and ETP expects this volatility to continue.

Any loss of business from existing customers or ETP’s inability to attract new customers due to a decline in demand for natural gas, NGLs, or oil could have a material adverse effect on ETP’s revenues and results of operations. In addition, significant price fluctuations for natural gas, NGL and oil commodities could materially affect ETP’s profitability.

A material decrease in demand or distribution of crude oil available for transport through SXL’s pipelines or terminal facilities could materially and adversely affect ETE’s and ETP’s results of operations, financial position, or cash flows.

The volume of crude oil transported through SXL’s crude oil pipelines and terminal facilities depends on the availability of attractively priced crude oil produced or received in the areas serviced by its assets. A period of sustained crude oil price declines could lead to a decline in drilling activity, production and import levels in these areas. Similarly, a period of sustained increases in the price of crude oil supplied from any of these areas, as compared to alternative sources of crude oil available to SXL’s customers, could materially reduce demand for crude oil in these areas. In either case, the volumes of crude oil transported in SXL’s crude oil pipelines and terminal facilities could decline, and it could likely be difficult to secure alternative sources of attractively priced crude oil supply in a timely fashion or at all. If SXL is unable to replace any significant volume declines with additional volumes from other sources, ETE’s and ETP’s results of operations, financial position, or cash flows could be materially and adversely affected.

The ETE Entities are affected by competition from other midstream, transportation and storage and retail marketing companies.

The ETE Entities experience competition in all of their respective business segments. With respect to ETP’s midstream operations, ETP competes for both natural gas supplies and customers for its services. Competitors include major integrated oil companies, interstate and intrastate pipelines and companies that gather, compress, treat, process, transport, store and market natural gas.

ETP’s natural gas and NGL transportation pipelines and storage facilities compete with other interstate and intrastate pipeline companies and storage providers in the transportation and storage of natural gas and NGLs. The principal elements of competition among pipelines are rates, terms of service, access to sources of supply and the flexibility and reliability of service. Natural gas and NGLs also competes with other forms of energy, including electricity, coal, fuel oils and renewable or alternative energy. Competition among fuels and energy supplies is primarily based on price; however, non-price factors, including governmental regulation, environmental impacts, efficiency, ease of use and handling, and the availability of subsidies and tax benefits also affects competitive outcomes.

In markets served by ETP’s NGL pipelines, ETP competes with other pipeline companies and barge, rail and truck fleet operations. ETP also faces competition with other storage and fractionation facilities based on fees charged and the ability to receive, distribute and/or fractionate the customer’s products.

ETP’s crude oil and refined products pipeline operations face significant competition from other pipelines for large volume shipments. These operations also face competition from trucks for incremental and marginal volumes in areas served by SXL’s pipelines. Further, ETP’s refined product terminals compete with terminals owned by integrated petroleum companies, refining and marketing companies, independent terminal companies and distribution companies with marketing and trading operations.

ETP and Sunoco also face strong competition in the market for the sale of retail gasoline and merchandise. ETP’s competitors include service stations operated by fully integrated major oil companies and other well-recognized national or regional retail outlets, often selling gasoline or merchandise at aggressively competitive prices. The actions of retail marketing competitors, including the impact of foreign imports, could lead to lower prices or reduced margins for the products ETP and Sunoco sell, which could have an adverse effect on ETP’s and Sunoco’s businesses or results of operations.

The ETE Entities may be unable to retain or replace existing midstream, transportation, terminalling and storage customers or volumes due to declining demand or increased competition in oil, natural gas and NGL markets, which would reduce revenues and limit future profitability.

The retention or replacement of existing customers and the volume of services that the ETE Entities provide at rates sufficient to maintain or increase current revenues and cash flows depends on a number of factors beyond ETC’s control, including the price of and demand for oil, natural gas, and NGLs in the markets the ETE Entities serve and competition from other service providers.

A significant portion of ETP’s sales of natural gas are to industrial customers and utilities. As a consequence of the volatility of natural gas prices and increased competition in the industry and other factors, industrial customers, utilities and other gas customers are increasingly reluctant to enter into long-term purchase contracts. Many customers purchase natural gas from more than one supplier and have the ability to change suppliers at any time. Some of these customers also have the ability to switch between gas and alternate fuels in response to relative price fluctuations in the market. Because there are many companies of greatly varying size and financial capacity that compete with ETP in the marketing of natural gas, ETP often competes in natural gas sales markets primarily on the basis of price.

ETP also receives a substantial portion of revenues by providing natural gas gathering, processing, treating, transportation and storage services. While a substantial portion of their services are sold under long-term contracts for reserved service, they also provide service on an unreserved or short-term basis. Demand for ETP’s services may be substantially reduced due to changing market prices. Declining prices may result in lower rates of natural gas production resulting in less use of services, while rising prices may diminish consumer demand and also limit the use of services. In addition, ETP’s competitors may attract its customers’ business. If demand declines or competition increases, ETP may not be able to sustain existing levels of unreserved service or renew or extend long-term contracts as they expire or it may reduce their rates to meet competitive pressures.

Revenue from ETP’s NGL transportation systems and refined products storage is also exposed to risks due to fluctuations in demand for transportation and storage service as a result of unfavorable commodity prices, competition from nearby pipelines, and other factors. ETP receives substantially all of its transportation revenues through dedicated contracts under which the customer agrees to deliver the total output from particular processing plants that are connected only to its transportation system. Reduction in demand for natural gas or NGLs due to unfavorable prices or other factors, however, may result lower rates of production under dedicated contracts and lower demand for ETP’s services. In addition, ETP’s refined products storage revenues are primarily derived from fixed capacity arrangements between ETP and its customers, a portion of its revenue is derived from fungible storage and throughput arrangements, under which ETP’s revenue is more dependent upon demand for storage from its customers.

The volume of crude oil and products transported through ETP’s oil pipelines and terminal facilities depends on the availability of attractively priced crude oil and refined products in the areas serviced by ETP’s assets. A period of sustained price reductions for crude oil or products could lead to a decline in drilling activity, production and refining of crude oil, or import levels in these areas. A period of sustained increases in the price of crude oil or products supplied from or delivered to any of these areas could materially reduce demand for crude oil or products in these areas. In either case, the volumes of crude oil or products transported in ETP’s oil pipelines and terminal facilities could decline.

The loss of existing customers by the ETE Entities’ midstream, transportation, terminalling and storage facilities or a reduction in the volume of the services customers purchase from them, or their inability to attract new customers and service volumes would negatively affect revenues, be detrimental to growth, and adversely affect results of operations.

ETP’s midstream facilities and transportation pipelines are attached to basins with naturally declining production, which it may not be able to replace with new sources of supply.

In order to maintain or increase throughput levels on ETP’s gathering systems and transportation pipeline systems and asset utilization rates at its treating and processing plants, ETP must continually contract for new natural gas supplies and natural gas transportation services.

A substantial portion of ETP’s assets, including its gathering systems and processing and treating plants, are connected to natural gas reserves and wells that without additional wells or incremental capital investments experience declining production over time. ETP’s gas transportation pipelines are also dependent upon natural gas production in areas served by its gathering systems or in areas served by other gathering systems or transportation pipelines that connect with its transportation pipelines. ETP may not be able to obtain additional contracts for natural gas supplies for its natural gas gathering systems, and may be unable to maintain or increase the levels of natural gas throughput on its transportation pipelines. The primary factors affecting its ability to connect new supplies of natural gas to its gathering systems include its success in contracting for existing natural gas supplies that are not committed to other systems and the level of drilling activity and production of natural gas near its gathering systems or in areas that provide access to its transportation pipelines or markets to which ETP’s systems connect. ETP has no control over the level of drilling activity in its areas of operation, the amount of reserves underlying the wells and the rate at which production from a well will decline. In addition, ETP has no control over producers or their production and contracting decisions.

While a substantial portion of ETP’s services are provided under long-term contracts for reserved service, it also provides service on an unreserved basis. The reserves available through the supply basins connected to its gathering, processing, treating, transportation and storage facilities may decline and may not be replaced by other sources of supply. A decrease in development or production activity could cause a decrease in the volume of unreserved services ETP provides and a decrease in the number and volume of its contracts for reserved transportation service over the long run, which in each case would adversely affect revenues and results of operations.

If ETP is unable to replace any significant volume declines with additional volumes from other sources, its results of operations and cash flows could be materially and adversely affected.

ETP is entirely dependent upon third parties for the supply of refined products such as gasoline and diesel for its retail marketing business.

ETP is required to purchase refined products from third-party sources, including the joint venture that acquired Sunoco, Inc.’s Philadelphia refinery. ETP may also need to contract for new ships, barges, pipelines or terminals which it has not historically used to transport these products to its markets. The inability to acquire refined products and any required transportation services at favorable prices may adversely affect ETP’s business and results of operations.

The profitability of certain activities in ETP’s natural gas gathering, processing, transportation and storage operations is largely dependent upon natural gas commodity prices, price spreads between two or more physical locations and market demand for natural gas and NGLs.

For a portion of the natural gas gathered on ETP’s systems, ETP purchases natural gas from producers at the wellhead and then gathers and delivers the natural gas to pipelines where ETP typically resells the natural gas under various arrangements, including sales at index prices. Generally, the gross margins ETP realizes under these arrangements decrease in periods of low natural gas prices.

ETP also enters into percent-of-proceeds arrangements, keep-whole arrangements, and processing fee agreements pursuant to which ETP agrees to gather and process natural gas received from the producers.

Under percent-of-proceeds arrangements, ETP generally sells the residue gas and NGLs at market prices and remits to the producers an agreed upon percentage of the proceeds based on an index price. In other cases, instead of remitting cash payments to the producer, ETP delivers an agreed upon percentage of the residue gas and NGL volumes to the producer and sells the volumes it keeps to third parties at market prices. Under these arrangements, revenues and gross margins decline when natural gas prices and NGL prices decrease. Accordingly, a decrease in the price of natural gas or NGLs could have an adverse effect on ETP’s revenues and results of operations.

Under keep-whole arrangements, ETP generally sells the NGLs produced from its gathering and processing operations at market prices. Because the extraction of the NGLs from the natural gas during processing reduces the Btu content of the natural gas, ETP must either purchase natural gas at market prices for return to producers or make a cash payment to producers equal to the value of this natural gas. Under these arrangements, gross margins generally decrease when the price of natural gas increases relative to the price of NGLs.

When ETP processes the gas for a fee under processing fee agreements, it may guarantee recoveries to the producer. If recoveries are less than those guaranteed to the producer, ETP may suffer a loss by having to supply liquids or its cash equivalent to keep the producer whole.

ETP also receives fees and retains gas in kind from its natural gas transportation and storage customers. ETP’s fuel retention fees and the value of gas that ETP retains in kind are directly affected by changes in natural gas prices. Decreases in natural gas prices tend to decrease fuel retention fees and the value of retained gas.

In addition, ETP receives revenue from its off-gas processing and fractionating system in South Louisiana primarily through customer agreements that are a combination of keep-whole and percent-of-proceeds arrangements, as well as from transportation and fractionation fees. Consequently, a large portion of ETP’s off gas processing and fractionation revenue is exposed to risks due to fluctuations in commodity prices. In addition, a decline in NGL prices could cause a decrease in demand for ETP’s off-gas processing and fractionation services and could have an adverse effect on ETP’s results of operations.

Capital projects will require significant amounts of debt and equity financing which may not be available to ETE or the ETE Entities on acceptable terms, or at all.

ETE and the ETE Entities plan to fund their growth capital expenditures, including any new future pipeline construction projects and improvements or repairs to existing facilities that the ETE Entities may undertake, with proceeds from sales of their debt and equity securities and borrowings under their respective revolving credit facilities; however, ETE and the ETE Entities cannot be certain that they will be able to issue debt and equity securities on terms satisfactory to them, or at all. In addition, they may be unable to obtain adequate funding under their current revolving credit facilities because their lending counterparties may be unwilling or unable to meet their funding obligations. If the ETE Entities are unable to finance their expansion projects as expected, the ETE Entities, as applicable, could be required to seek alternative financing, the terms of which may not be attractive to the applicable ETE Entity, or to revise or cancel its expansion plans.

A significant increase in the ETE Entities’ indebtedness that is proportionately greater than the ETE Entities’ respective issuances of equity could negatively impact the ETE Entities’ respective credit ratings or their ability to remain in compliance with the financial covenants under their respective revolving credit agreements, which could have a material adverse effect on the ETE Entities’ financial condition, results of operations and cash flows.

The credit and risk profile of ETE could adversely affect the credit ratings and profile of the ETE Entities.

The credit and business risk profile of ETE may be a factor in credit evaluations of the ETE Entities as publicly traded limited partnerships due to the significant influence of ETE over their respective business activities, including their cash distributions, acquisition strategy and business risk profile. Another factor that may be considered is the financial condition of ETE, including its degree of financial leverage and dependence on the ETE Entities to service its debt. Although ETE has taken certain steps in its organizational structure, financial reporting and contractual relationships to reflect the separateness of ETE from the ETE Entities, the credit ratings and business risk profile of ETE could adversely affect the ratings and risk profile of the ETE Entities, which could increase their borrowing costs or hinder their ability to raise capital.

A downgrade of ETE’s or the ETE Entities’ respective credit ratings could impact their liquidity, access to capital and costs of doing business, and maintaining credit ratings is under the control of independent third parties.

A downgrade of ETE’s or the ETE Entities’ credit rating might increase their respective cost of borrowing and could require them to post collateral with third parties, negatively impacting their available liquidity. ETE’s and the ETE Entities’ ability to access capital markets could also be limited by a downgrade of their credit rating and other disruptions. Such disruptions could include:

•	economic downturns;

•	deteriorating capital market conditions;

•	declining market prices for natural gas, NGLs and other commodities;

•	terrorist attacks or threatened attacks on their facilities or those of other energy companies; and

•	the overall health of the energy industry, including the bankruptcy or insolvency of other companies.

As of December 31, 2015, ETE had approximately $7 billion of debt on a stand-alone basis and approximately $36.97 billion of consolidated debt, excluding the debt of its joint ventures. In addition, in connection with the merger, ETE expects to incur an additional $6.05 billion of debt to fund the cash consideration for the transaction and to assume approximately $4.2 billion of debt outstanding under WMB’s senior notes. In light of the sustained commodity price environment and ETE’s current leverage and credit profile, there is a risk that the incurrence of such additional debt could adversely affect ETE’s credit ratings. Any downgrade in ETE’s credit ratings following the transaction could adversely affect the investment grade credit ratings of ETP, SXL and WPZ, and the credit rating of Sunoco. ETP and WPZ currently maintain investment grade ratings by Moody’s, S&P and Fitch. However, those current ratings may not remain in effect for any given period of time and a rating may be lowered or withdrawn entirely by a rating agency if, in its judgment, circumstances in the future so warrant. If Moody’s, S&P or Fitch were to downgrade the long-term rating of any of the ETE Entities, particularly below investment grade, ETE’s consolidated borrowing costs could significantly increase, which would adversely affect ETE’s consolidated financial results, and the terms of ETE’s credit agreements could become significantly more restrictive. The potential pool of investors and funding sources could also decrease. Further, due to the relationship between ETE and the ETE Entities, any downgrade of ETE’s credit ratings could also result in a downgrade in one or more of the ETE Entities’ credit ratings. Ratings from credit agencies are not recommendations to buy, sell or hold ETE’s securities, and each rating should be evaluated independently of any other rating.

Additionally, if, within 90 days of the closing date of the merger, either Moody’s or S&P downgrades the rating of the Applicable WPZ Notes, there will be a change of control under the Applicable WPZ Notes Indentures. As a result, WPZ will be obligated to offer to purchase all or any part of such series of Applicable WPZ Notes at a purchase price equal to 101% of the principal amount of thereof, plus accrued and unpaid interest thereon to the date of repurchase. The aggregate principal amount of the Applicable WPZ Notes is $2.9 billion. Please see “Risks Related to the Businesses of ETE and the ETE Entities—The ETE Entities are exposed to the credit risk of their respective customers, and an increase in the nonpayment and nonperformance by their respective customers could have a material adverse impact on the financial condition and results of operations of the ETE Entities and could reduce their respective ability to make distributions to their unitholders, including to ETE.”

In connection with the merger, ETE has entered into an Amended and Restated Commitment Letter with a syndicate of 20 banks, pursuant to which the banks have committed to provide a 364-day secured term loan credit facility (which may, at ETE’s option, be extended for an additional year) in an aggregate principal amount of $6.05 billion (or such lesser amount that ETE may elect to borrow). The commitment is based on a term sheet that specifies general terms for the definitive loan documentation and is subject to customary conditions for commitments of this type, including the negotiation and execution of satisfactory definitive documentation. ETE currently has a significant amount of debt and the incurrence of additional debt in connection with the merger may adversely affect ETE and the ETE Entities’ future operations and business. Further, to the extent commodity prices remain low or decline further, or ETE has limited access to the capital markets due to a credit ratings downgrade or other disruptions, ETE’s ability to refinance this $6.05 billion facility or ETE’s $1.5 billion senior secured revolving credit facility, which matures in December 2018, on commercially reasonable terms or at all may be materially impacted.

Credit rating agencies perform independent analysis when assigning credit ratings. The analysis includes a number of criteria including, but not limited to, business composition, market and operational risks, as well as various financial tests. Credit rating agencies continue to review the criteria for industry sectors and various debt ratings and may make changes to those criteria from time to time. Credit ratings are not recommendations to buy, sell or hold investments in the rated entity. Ratings are subject to revision or withdrawal at any time by the rating agencies, and there can be no assurance that ETE or the ETE Entities will maintain their current credit ratings.

In order for ETE to maintain its credit ratings at current ratings levels, it may need to sell assets, issue additional equity securities, reduce cash distributions to unitholders or a combination thereof. ETE states that in furtherance of maintaining its credit ratings, it completed the private offering of Convertible Units. WMB has commenced litigation seeking to unwind such offering. While ETE believes WMB’s claims are without merit, if WMB is successful in unwinding the Convertible Units offering, it could have a negative impact on ETE’s efforts to maintain its ratings with Moody’s, S&P or Fitch.

The use of derivative financial instruments could result in material financial losses by the ETE Entities.

From time to time, the ETE Entities have sought to reduce their exposure to fluctuations in commodity prices and interest rates by using derivative financial instruments and other risk management mechanisms and by their trading, marketing and/or system optimization activities. To the extent that the ETE Entities hedge their commodity price and interest rate exposures, they forego the benefits they would otherwise experience if commodity prices or interest rates were to change favorably. In addition, even though monitored by management, the ETE Entities’ derivatives activities can result in losses. Such losses could occur under various circumstances, including if a counterparty does not perform its obligations under the derivative arrangement, the hedge is imperfect, commodity prices move unfavorably related to the ETE Entities’ physical or financial positions, or internal hedging policies and procedures are not followed.

The accounting standards regarding hedge accounting are very complex, and even when the ETE Entities engage in hedging transactions that are effective economically (whether to mitigate their exposure to fluctuations in commodity prices, or to balance the ETE Entities’ exposure to fixed and variable interest rates), these transactions may not be considered effective for accounting purposes. Accordingly, ETE’s and the ETE Entities’ consolidated financial statements may reflect some volatility due to these hedges, even when there is no underlying economic impact at that point. It is also not always possible for the ETE Entities to engage in a hedging transaction that completely mitigates their exposure to commodity prices. ETE’s and the ETE Entities’ consolidated financial statements may reflect a gain or loss arising from an exposure to commodity prices for which the ETE Entities are unable to enter into a completely effective hedge.

In addition, even though monitored by management, the ETE Entities’ derivatives activities can result in losses. Such losses could occur under various circumstances, including if a counterparty does not perform its obligations under the derivative arrangement, the hedge is imperfect, commodity prices move unfavorably related to the ETE Entities’ physical or financial positions or hedging policies and procedures are not followed.

ETP’s natural gas and NGL revenues depend on ETP’s customers’ ability to use ETP’s pipelines and third-party pipelines over which ETP has no control.

ETP’s natural gas transportation, storage and NGL businesses depend, in part, on its customers’ ability to obtain access to pipelines to deliver gas to and receive gas from them. Many of these pipelines are owned by parties not affiliated with ETE or ETP. Any interruption of service on ETP’s pipelines or third-party pipelines due to testing, line repair, reduced operating pressures, or other causes or adverse change in terms and conditions of service could have a material adverse effect on ETP’s ability, and the ability of its customers, to transport natural gas to and from its pipelines and facilities and a corresponding material adverse effect on their transportation and storage revenues. In addition, the rates charged by interconnected pipelines for transportation to and from ETP’s facilities affect the utilization and value of its storage services. Significant changes in the rates charged by those pipelines or the rates charged by other pipelines with which the interconnected pipelines compete could also have a material adverse effect on storage revenues.

Shippers using ETP’s oil pipelines and terminals are also dependent upon its pipelines and connections to third-party pipelines to receive and deliver crude oil and refined products. Any interruptions or reduction in the capabilities of these pipelines due to testing, line repair, reduced operating pressures, or other causes could result in reduced volumes transported in ETP’s pipelines or through its terminals. Similarly, if additional shippers begin transporting volume over interconnecting oil pipelines, the allocations of pipeline capacity to ETP’s existing shippers on these interconnecting pipelines could be reduced, which also could reduce volumes transported in its pipelines or through its terminals. Allocation reductions of this nature are not infrequent and are beyond ETP’s control. Any such interruptions or allocation reductions that, individually or in the aggregate, are material or continue for a sustained period of time could have a material adverse effect on ETP’s results of operations, financial position or cash flows.

The inability of the ETE Entities to continue to access lands owned by third parties, including tribal lands, could adversely affect their ability to operate and adversely affect their financial results.

The ETE Entities’ ability to operate their pipeline systems and terminal facilities on certain lands owned by third parties, including lands held in trust by the United States for the benefit of a Native American tribe, will depend on their success in maintaining existing rights-of-way and obtaining new rights-of-way on those lands. Securing extensions of existing and any additional rights-of-way is also critical to the ETE Entities’ ability to pursue expansion projects. ETE and the ETE Entities cannot provide any assurance that the ETE Entities will be able to acquire new rights-of-way or maintain access to existing rights-of-way upon the expiration of the current grants or that all of the rights-of-way will be obtainable in a timely fashion. Transwestern’s existing right-of-way agreements with the Navajo Nation, Southern Ute, Pueblo of Laguna and Fort Mojave tribes extend through November 2029, September 2020, December 2022 and April 2019, respectively. The ETE Entities’ financial position could be adversely affected if the costs of new or extended right-of-way grants cannot be recovered in rates.

Further, whether the ETE Entities have the power of eminent domain for their pipelines varies from state to state, depending upon the type of pipeline and the laws of the particular state. In either case, the ETE Entities’ must compensate landowners for the use of their property and, in eminent domain actions, such compensation may be determined by a court. The inability to exercise the power of eminent domain could negatively affect the ETE Entities’ business if they were to lose the right to use or occupy the property on which their pipelines are located.

In addition, the ETE Entities do not own all of the land on which their oil terminal facilities and retail service stations are located. The ETE Entities have rental agreements for approximately 32.6% of the company or dealer-operated retail service stations where they currently control the real estate and have rental agreements for certain logistics facilities. As such, the ETE Entities are subject to the possibility of increased costs under rental agreements with landowners, primarily through rental increases and renewals of expired agreements. The ETE Entities are also subject to the risk that such agreements may not be renewed. Additionally, certain facilities and equipment (or parts thereof) used by the ETE Entities are leased from third parties for specific periods. The ETE Entities inability to renew leases or otherwise maintain the right to utilize such facilities and equipment on acceptable terms, or the increased costs to maintain such rights, could have a material adverse effect on ETE’s financial condition, results of operations and cash flows.

The ETE Entities may not be able to fully execute their growth strategies if they encounter increased competition for qualified assets.

The ETE Entities each have strategies that contemplate growth through the development and acquisition of a wide range of midstream and other energy infrastructure assets while maintaining strong balance sheets. These strategies include constructing and acquiring additional assets and businesses to enhance their ability to compete effectively and diversify their respective asset portfolios, thereby providing more stable cash flow. The ETE Entities regularly consider and enter into discussions regarding the acquisition of additional assets and businesses, stand-alone development projects or other transactions that the ETE Entities believe will present opportunities to realize synergies and increase cash flow.

Consistent with their strategies, managements of the ETE Entities may, from time to time, engage in discussions with potential sellers regarding the possible acquisition of additional assets or businesses. Such acquisition efforts may involve management’s participation in processes that involve a number of potential buyers, commonly referred to as “auction” processes, as well as situations in which an ETE Entity believes it is the only party or one of a very limited number of potential buyers in negotiations with the potential seller. ETE and the ETE Entities cannot assure that the ETE Entities’ acquisition efforts will be successful or that any acquisition will be completed on favorable terms.

In addition, the ETE Entities each are experiencing increased competition for the assets they purchase or contemplate purchasing. Increased competition for a limited pool of assets could result in the ETE Entities losing to other bidders more often or acquiring assets at higher prices, both of which would limit the ETE Entities’ ability to fully execute their respective growth strategies. Inability to execute their respective growth strategies may materially adversely impact the ETE’s and ETE Entities’ results of operations.

An impairment of goodwill and intangible assets could reduce ETE’s and the ETE Entities earnings.

As of December 31, 2015, ETE’s consolidated balance sheets reflected $7.47 billion of goodwill and $5.43 billion of intangible assets. Goodwill is recorded when the purchase price of a business exceeds the fair value of the tangible and separately measurable intangible net assets. Accounting principles generally accepted in the United States require ETE to test goodwill for impairment on an annual basis or when events or circumstances occur, indicating that goodwill might be impaired. Long-lived assets such as intangible assets with finite useful lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If ETE determines that any of its goodwill or intangible assets were impaired, ETE would be required to take an immediate charge to earnings with a correlative effect on partners’ capital and balance sheet leverage as measured by debt to total capitalization.

During the fourth quarter of 2015, ETE performed goodwill impairment tests on their reporting units and recognized goodwill impairments of: (i) $99 million in the Transwestern reporting unit due primarily to the market declines in current and expected future commodity prices in the fourth quarter of 2015 and (ii) $106 million in the Lone Star Refinery Services reporting unit due primarily to changes in assumptions related to potential future revenues decrease as well as the market declines in current and expected future commodity prices.

The ETE Entities’ results of operations and their ability to grow and to increase distributions to unitholders will depend in part on their ability to make acquisitions that are accretive to their respective distributable cash flow.

The ETE Entities may be unable to make accretive acquisitions for any of the following reasons, among others:

•	inability to identify attractive acquisition candidates or negotiate acceptable purchase contracts with them;

•	inability to raise financing for such acquisitions on economically acceptable terms; or

•	inability to outbid by competitors, some of which are substantially larger than the ETE Entities and may have greater financial resources and lower costs of capital.

Furthermore, even if the ETE Entities consummate acquisitions that they believe will be accretive, those acquisitions may in fact adversely affect their results of operations or result in a decrease in distributable cash flow per unit. Any acquisition involves potential risks, including the risk that the ETE Entities may:

•	fail to realize anticipated benefits, such as new customer relationships, cost-savings or cash flow enhancements;

•	decrease their liquidity by using a significant portion of their available cash or borrowing capacity to finance acquisitions;

•	significantly increase their interest expense or financial leverage if the acquisitions are financed with additional debt;

•	encounter difficulties operating in new geographic areas or new lines of business;

•	incur or assume unanticipated liabilities, losses or costs associated with the business or assets acquired for which there is no indemnity or the indemnity is inadequate;

•	be unable to hire, train or retrain qualified personnel to manage and operate their growing business and assets;

•	less effectively manage their historical assets, due to the diversion of management’s attention from other business concerns; or

•	incur other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges.

If the ETE Entities consummate future acquisitions, their respective capitalization and results of operations may change significantly. As the ETE Entities determine the application of their funds and other resources, their respective unitholders will not have an opportunity to evaluate the economic, financial and other relevant information that the ETE Entities will consider.

If the ETE Entities do not continue to construct new pipelines, their future growth could be limited.

The ETE Entities’ results of operations and their ability to grow and to increase distributable cash flow per unit will depend, in part, on their ability to construct pipelines that are accretive to their respective distributable cash flow. The ETE Entities may be unable to construct pipelines that are accretive to distributable cash flow for any of the following reasons, among others:

•	inability to identify pipeline construction opportunities with favorable projected financial returns;

•	inability to raise financing for their identified pipeline construction opportunities; or

•	inability to secure sufficient transportation commitments from potential customers due to competition from other pipeline construction projects or for other reasons.

Furthermore, even if an ETE Entity constructs a pipeline that it believes will be accretive, the pipeline may in fact adversely affect its results of operations or fail to achieve results projected prior to commencement of construction.

Expanding the ETE Entities’ business by constructing new pipelines and related facilities subjects the ETE Entities to risks.

One of the ways that the ETE Entities have grown their respective businesses is through the construction of additions to existing gathering, compression, treating, processing and transportation systems. The construction of a new pipeline and related facilities (or the improvement and repair of existing facilities) involves numerous regulatory, environmental, political and legal uncertainties beyond the ETE Entities’ control and requires the expenditure of significant amounts of capital to be financed through borrowings, the issuance of additional equity or from operating cash flow. If any of the ETE Entities undertakes these projects, they may not be completed on schedule or at all or at the budgeted cost. A variety of factors outside the ETE Entities’ control, such as weather, natural disasters and difficulties in obtaining permits and rights-of-way or other regulatory approvals, as well as the performance by third-party contractors may result in increased costs or delays in construction. Cost overruns or delays in completing a project could have a material adverse effect on the ETE Entities’ results of operations and cash flows. Moreover, revenues may not increase immediately following the completion of a particular project. For instance, if an ETE Entity builds a new pipeline, the construction will occur over an extended period of time, but the ETE Entity may not materially increase its revenues until long after the project’s completion. In addition, the success of a pipeline construction project will likely depend upon the level of oil and natural gas exploration and development drilling activity and the demand for pipeline transportation in the areas proposed to be serviced by the project as well as the ETE Entities’ abilities to obtain commitments from producers in the area to utilize the newly constructed pipelines. In this regard, the ETE Entities may construct facilities to capture anticipated future growth in oil or natural gas production in a region in which such growth does not materialize. As a result, new facilities may be unable to attract enough throughput or contracted capacity reservation commitments to achieve the ETE Entities’ expected investment return, which could adversely affect their results of operations and financial condition.

ETP depends on certain key producers for a significant portion of its supplies of natural gas. The loss of, or reduction in, any of these key producers could adversely affect ETP’s business and operating results.

ETP relies on a limited number of producers for a significant portion of its natural gas supplies. These contracts have terms that range from month-to-month to life of lease. As these contracts expire, ETP will have to negotiate extensions or renewals or replace the contracts with those of other suppliers. ETP may be unable to obtain new or renewed contracts on favorable terms, if at all. The loss of all or even a portion of the volumes of natural gas supplied by these producers and other customers, as a result of competition or otherwise, could have a material adverse effect on ETP’s business, results of operations, and financial condition.

ETP depends on key customers to transport natural gas through its pipelines.

ETP relies on a limited number of major shippers to transport certain minimum volumes of natural gas on their respective pipelines. The failure of the major shippers on ETP’s or its joint ventures’ pipelines or of other key customers to fulfill their contractual obligations under these contracts could have a material adverse effect on the cash flow and results of operations of ETE, ETP or ETP’s joint ventures, as applicable, were unable to replace these customers under arrangements that provide similar economic benefits as these existing contracts.

Mergers among the ETE Entities’ customers and competitors could result in lower volumes being shipped on their respective pipelines or products stored in or distributed through their terminals, as applicable, or reduced margins or volumes.

Mergers between existing customers could provide strong economic incentives for the combined entities to utilize their existing systems instead of the systems of the ETE Entities in those markets where the systems compete. As a result, the ETE Entities could lose some or all of the volumes and associated revenues from these customers and could experience difficulty in replacing those lost volumes and revenues, which could materially and adversely affect the ETE Entities’ respective results of operations, financial position, or cash flows.

A portion of SXL’s and Sunoco, Inc.’s general and administrative services have been outsourced to third-party service providers. Fraudulent activity or misuse of proprietary data involving its outsourcing partners could expose them to additional liability.

SXL and Sunoco, Inc. utilize both affiliate entities and third parties in the processing of its information and data. Breaches of its security measures or the accidental loss, inadvertent disclosure or unapproved dissemination of proprietary information or sensitive or confidential data about SXL, Sunoco, Inc. or their respective customers, including the potential loss or disclosure of such information or data as a result of fraud or other forms of deception, could expose SXL or Sunoco, Inc. to a risk of loss or misuse of this information, result in litigation and potential liability for SXL or Sunoco, Inc., lead to reputational damage, increase compliance costs, or otherwise harm its business.

The ETE Entities’ interstate pipelines are subject to laws, regulations and policies governing the rates they are allowed to charge for their services, which may prevent the ETE Entities from fully recovering their costs.

Laws, regulations and policies governing interstate natural gas pipeline rates could affect the ability of the ETE Entities’ interstate pipelines to establish rates, to charge rates that would cover future increases in its costs, or to continue to collect rates that cover current costs.

The ETE Entities are required to file tariff rates (also known as recourse rates) with the FERC that shippers may elect to pay for interstate natural gas transportation services. The ETE Entities may also agree to discount these rates on a not unduly discriminatory basis or negotiate rates with shippers who elect not to pay the recourse rates. The ETE Entities must also file with the FERC all negotiated rates that do not conform to their tariff rates and all changes to their tariff or negotiated rates. The FERC must approve or accept all rate filings for the ETE Entities to be allowed to charge such rates.

The FERC may review existing tariffs rates on its own initiative or upon receipt of a complaint filed by a third party. The FERC may, on a prospective basis, order refunds of amounts collected if it finds the rates to have been shown not to be just and reasonable or to have been unduly discriminatory. The FERC has recently exercised this authority with respect to several other pipeline companies. If the FERC were to initiate a proceeding against the ETE Entities and find that their rates were not just and reasonable or unduly discriminatory, the maximum rates customers could elect to pay the ETE Entities may be reduced and the reduction could have an adverse effect on their revenues and results of operations.

The costs of the ETE Entities’ interstate pipeline operations may increase and the ETE Entities may not be able to recover all of those costs due to FERC regulation of their rates. If the ETE Entities propose to change their tariff rates, their proposed rates may be challenged by the FERC or third parties, and the FERC may deny, modify or limit the ETE Entities’ proposed changes if they are unable to persuade the FERC that changes would result in just and reasonable rates that are not unduly discriminatory. The ETE Entities also may be limited by the terms of rate case settlement agreements or negotiated rate agreements with individual customers from seeking future rate increases, or the ETE Entities may be constrained by competitive factors from charging their tariff rates.

To the extent the ETE Entities’ costs increase in an amount greater than their revenues increase, or there is a lag between their cost increases and their ability to file for, and obtain rate increases, their operating results would be negatively affected. Even if a rate increase is permitted by the FERC to become effective, the rate increase may not be adequate. The ETE Entities cannot guarantee that their interstate pipelines will be able to recover all of their costs through existing or future rates.

The ability of interstate pipelines held in tax-pass-through entities, like ETE and the ETE Entities, to include an allowance for income taxes as a cost-of-service element in their regulated rates has been subject to extensive litigation before the FERC and the courts for a number of years. It is currently the FERC’s policy to permit pipelines to include in cost-of-service a tax allowance to reflect actual or potential income tax liability on their public utility income attributable to all partnership or limited liability company interests, if the ultimate owner of the interest has an actual or potential income tax liability on such income. Whether a pipeline’s owners have such actual or potential income tax liability will be reviewed by the FERC on a case-by-case basis. Under the FERC’s policy, ETE and the ETE Entities thus remain eligible to include an income tax allowance in the tariff rates they charge for interstate natural gas transportation. The effectiveness of the FERC’s policy and the application of that policy remains subject to future challenges, refinement or change by the FERC or the courts.

The ETE Entities’ interstate pipelines are subject to laws, regulations and policies governing terms and conditions of service, which could adversely affect their business and operations.

In addition to rate oversight, the FERC’s regulatory authority extends to many other aspects of the business and operations of the ETE Entities’ interstate pipelines, including:

•	operating terms and conditions of service;

•	the types of services interstate pipelines may or must offer their customers;

•	construction of new facilities;

•	acquisition, extension or abandonment of services or facilities;

•	reporting and information posting requirements;

•	accounts and records; and

•	relationships with affiliated companies involved in all aspects of the natural gas and energy businesses.

Compliance with these requirements can be costly and burdensome. In addition, the ETE Entities cannot guarantee that the FERC will authorize tariff changes and other activities the ETE Entities might propose in a timely manner and free from potentially burdensome conditions. Future changes to laws, regulations, policies and interpretations thereof in these areas may impair the ability of the ETE Entities’ interstate pipelines to compete for business, may impair their ability to recover costs or may increase the cost and burden of operation.

Rate regulation or market conditions may not allow ETP to recover the full amount of increases in the costs of its crude oil and products pipeline operations.

Transportation provided on ETP’s common carrier interstate crude oil and products pipelines is subject to rate regulation by the FERC, which requires that tariff rates for transportation on these oil pipelines be just and reasonable and not unduly discriminatory. If ETP proposes new or changed rates, the FERC or interested persons may challenge those rates and the FERC is authorized to suspend the effectiveness of such rates for up to seven months and to investigate such rates. If, upon completion of an investigation, the FERC finds that the proposed rate is unjust or unreasonable, it is authorized to require the carrier to refund revenues in excess of the prior tariff during the term of the investigation. The FERC also may investigate, upon complaint or on its own motion, rates that are already in effect and may order a carrier to change its rates prospectively. Upon an appropriate showing, a shipper may obtain reparations for damages sustained for a period of up to two years prior to the filing of a complaint.

The primary ratemaking methodology used by the FERC to authorize increases in the tariff rates of petroleum pipelines is price indexing. The FERC’s ratemaking methodologies may limit ETP’s ability to set rates based on ETP’s costs or may delay the use of rates that reflect increased costs. In addition, if the FERC’s indexing methodology changes, the new methodology could materially and adversely affect ETP’s financial condition, results of operations or cash flows.

Under the Energy Policy Act of 1992, certain interstate pipeline rates were deemed just and reasonable or “grandfathered.” Revenues are derived from such grandfathered rates on most of ETP’s FERC-regulated pipelines. A person challenging a grandfathered rate must, as a threshold matter, establish a substantial change since the date of enactment of the Energy Policy Act, in either the economic circumstances or the nature of the service that formed the basis for the rate. If the FERC were to find a substantial change in circumstances, then the existing rates could be subject to detailed review and there is a risk that some rates could be found to be in excess of levels justified by the pipeline’s costs. In such event, the FERC could order ETP to reduce pipeline rates prospectively and to pay refunds to shippers.

If the FERC’s petroleum pipeline ratemaking methodologies procedures changes, the new methodology or procedures could adversely affect ETP’s business and results of operations.

State regulatory measures could adversely affect the business and operations of the ETE Entities’ midstream and intrastate pipeline and storage assets.

The ETE Entities’ midstream and intrastate transportation and storage operations are generally exempt from FERC regulation under the NGA, but FERC regulation still significantly affects their business and the market for their products. The rates, terms and conditions of service for the services they provide in their intrastate gas pipelines and gas storage are subject to FERC regulations under Section 311 of the NGPA. ETP’s HPL System, East Texas pipeline, Oasis pipeline and ET Fuel System provide such services. Under Section 311, rates charged for transportation and storage must be fair and equitable. Amounts collected in excess of fair and equitable rates are subject to refund with interest, and the terms and conditions of service, set forth in the pipeline’s statement of operating conditions, are subject to FERC review and approval. Should the FERC determine not to authorize rates equal to or greater than the ETE Entities’ costs of service, their cash flow would be negatively affected.

The ETE Entities’ midstream and intrastate gas and oil transportation pipelines and their intrastate gas storage operations are subject to state regulation. All of the states in which they operate midstream assets, intrastate pipelines or intrastate storage facilities have adopted some form of complaint-based regulation, which allow producers and shippers to file complaints with state regulators in an effort to resolve grievances relating to the fairness of rates and terms of access. The states in which the ETE Entities operate have ratable take statutes, which generally require gatherers to take, without undue discrimination, production that may be tendered to the gatherer for handling. Similarly, common purchaser statutes generally require gatherers to purchase without undue discrimination as to source of supply or producer. These statutes have the effect of restricting the ETE Entities’ right as an owner of gathering facilities to decide with whom they contract to purchase or transport natural gas. Should a complaint be filed in any of these states or should regulation become more active, the ETE Entities’ businesses may be adversely affected.

The ETE Entities’ intrastate transportation operations located in Texas are also subject to regulation as gas utilities by the TRRC. Texas gas utilities must publish the rates they charge for transportation and storage services in tariffs filed with the TRRC, although such rates are deemed just and reasonable under Texas law unless challenged in a complaint.

The ETE Entities are subject to other forms of state regulation, including requirements to obtain operating permits, reporting requirements, and safety rules (see description of federal and state pipeline safety regulation below). Violations of state laws, regulations, orders and permit conditions can result in the modification, cancellation or suspension of a permit, civil penalties and other relief.

Certain of the ETE Entities’ assets may become subject to regulation.

The distinction between federally unregulated gathering facilities and FERC-regulated transmission pipelines under the NGA has been the subject of extensive litigation and may be determined by the FERC on a case-by-case basis, although the FERC has made no determinations as to the status of ETP’s facilities. Consequently, the classification and regulation of ETP’s gathering facilities could change based on future determinations by the FERC, the courts or Congress. If ETP’s gas gathering operations become subject to FERC jurisdiction, the result may adversely affect the rates ETP is able to charge and the services ETP currently provides, and may include the potential for a termination of ETP’s gathering agreements with its customers.

Intrastate transportation of NGLs is largely regulated by the state in which such transportation takes place. Lone Star’s NGL Pipeline transports NGLs within the state of Texas and is subject to regulation by the TRRC. This NGLs transportation system offers services pursuant to an intrastate transportation tariff on file with the TRRC. Lone Star’s NGL pipeline also commenced the interstate transportation of NGLs in 2013, which is subject to FERC’s jurisdiction under the Interstate Commerce Act and the Energy Policy Act of 1992. Both intrastate and interstate NGL transportation services must be provided in a manner that is just, reasonable, and non-discriminatory. The tariff rates established for interstate services were based on a negotiated agreement; however, if FERC’s rate making methodologies were imposed, they may, among other things, delay the use of rates that reflect increased costs and subject the ETE Entities to potentially burdensome and expensive operational, reporting and other requirements. In addition, the rates, terms and conditions for shipments of crude oil, petroleum products and NGLs on the ETE Entities’ pipelines are subject to regulation by FERC if the NGLs are transported in interstate or foreign commerce whether by the ETE Entities’ pipelines or other means of transportation. Since the ETE Entities do not control the entire transportation path of all crude oil, petroleum products and NGLs on their pipelines, FERC regulation could be triggered by the ETE Entities’ respective customers’ transportation decisions. Any of the foregoing could adversely affect revenues and cash flow related to these assets.

The ETE Entities may incur significant costs and liabilities resulting from performance of pipeline integrity programs and related repairs.

Pursuant to authority under the NGPSA and HLPSA, as amended by the PSI Act, the PIPES Act and the 2011 Pipeline Safety Act, PHMSA has established a series of rules requiring pipeline operators to develop and implement integrity management programs for gas transmission and hazardous liquid pipelines that, in the event of a pipeline leak or rupture could affect “high consequence areas,” which are areas where a release could have the most significant adverse consequences, including high population areas, certain drinking water sources, and unusually sensitive ecological areas.

These regulations require operators of covered pipelines to:

•	perform ongoing assessments of pipeline integrity;

•	identify and characterize applicable threats to pipeline operations that could impact a high consequence area;

•	improve data collection, integration and analysis;

•	repair and remediate the pipeline as necessary; and

•	implement preventive and mitigating actions.

In addition, states have adopted regulations similar to existing PHMSA regulations for intrastate gathering and transmission lines. At this time, the ETE Entities cannot predict the ultimate cost of compliance with applicable pipeline integrity management regulations, as the cost will vary significantly depending on the number and extent of any repairs found to be necessary as a result of the pipeline integrity testing. The ETE Entities will continue their pipeline integrity testing programs to assess and maintain the integrity of their pipelines. The results of these tests could cause them to incur significant and unanticipated capital and operating expenditures for repairs or upgrades deemed necessary to ensure the continued safe and reliable operation of their pipelines. Any changes to pipeline safety laws by Congress and regulations by PHMSA that result in more stringent or costly safety standards could have a significant adverse effect on the ETE Entities and similarly situated midstream operators. For instance, changes to regulations governing the safety of gas and hazardous liquid transmission pipelines and gathering lines are being considered by PHMSA, including, for example, revising the definitions of “high consequence areas” and “gathering lines” and strengthening integrity management requirements as they apply to existing regulated operators and to currently exempt operators should certain exemptions be removed. Most recently, the PHMSA has considered changes to its rural gathering exemption, including publishing a notice of proposed rulemaking relating to hazardous liquid pipelines in October 2015, in which the agency is seeking public comment on, among other things, extending reporting requirements to all gravity and gathering lines, requiring periodic inline integrity assessments of pipelines that are located outside of high consequence areas, and requiring the use of leak detection systems on pipelines in all locations, including outside of high consequence areas.

The businesses of ETE and the ETE Entities involve the generation, handling and disposal of hazardous substances, hydrocarbons and wastes and may be adversely affected by environmental and worker health and safety laws and regulation.

The operations of ETE and the ETE Entities are subject to stringent federal, state and local laws and regulations governing the discharge of materials into the environment, worker health and safety and protection of the environment. These laws and regulations may require the acquisition of permits for ETE’s and the ETE Entities’ operations, result in capital expenditures to manage, limit, or prevent emissions, discharges or releases of various materials from ETE’s and the ETE Entities’ pipelines, plants and facilities, impose specific health and safety standards addressing worker protection, and impose substantial liabilities for pollution resulting from ETE’s and the ETE Entities’ operations. Several governmental authorities, such as the EPA and state agencies have the power to enforce compliance with these laws and regulations and the permits issued under them and frequently mandate difficult and costly remediation measures and other actions. Failure to comply with these laws, regulations and permits may result in the assessment of significant administrative, civil and criminal penalties, the imposition of remedial obligations and the issuance of injunctive relief. Certain environmental laws impose strict, joint and several liability for costs required to clean up and restore sites where hazardous substances, hydrocarbons or wastes have been disposed or released, even under circumstances where the substances, hydrocarbons or wastes have been released by a predecessor operator. Moreover, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by noise, odor or the release of hazardous substances, hydrocarbons or wastes into the environment.

ETE and the ETE Entities may incur substantial environmental costs and liabilities because of the underlying risk inherent to their operations. Although ETE and the ETE Entities have established financial reserves for their estimated environmental remediation liabilities, additional contamination or conditions may be discovered, resulting in increased remediation costs, liabilities for natural resource damages that could substantially increase their costs for site remediation projects. Accordingly, there can be no assurance that ETE’s and the ETE Entities’ current reserves are adequate to cover all future liabilities, even for currently known contamination.

Changes in environmental laws and regulations occur frequently, and changes that result in significantly more stringent and costly waste handling, emission standards, or storage, transport, disposal or remediation requirements could have a material adverse effect on ETE’s and the ETE Entities’ operations or financial position. For example, in October 2015, the EPA published a final rule under the Clean Air Act, lowering the NAAQS for ground-level ozone to 70 parts per billion for the 8-hour primary and secondary ozone standards. Compliance with this final rule or any other new regulations could, among other things, require installation of new emission controls on some of ETE’s and the ETE Entities’ equipment, result in longer permitting timelines or new restrictions or prohibitions with respect to permits or projects, and significantly increase ETE’s and the ETE Entities’ capital expenditures and operating costs, which could adversely impact their respective businesses. Historically, ETP has previously been able to satisfy the more stringent NOx emission reduction requirements that affect its compressor units in ozone non-attainment areas at reasonable cost, but there is no assurance that ETP will not incur material costs in the future to meet any new, more stringent ozone standard.

Product liability claims and litigation could adversely affect the business and results of operations of ETE and the ETE Entities.

Product liability is a significant commercial risk. Substantial damage awards have been made in certain jurisdictions against manufacturers and resellers based upon claims for injuries caused by the use of or exposure to various products. There can be no assurance that product liability claims against ETE and the ETE Entities would not have a material adverse effect on their business or results of operations.

Along with other refiners, manufacturers and sellers of gasoline, Sunoco is a defendant in numerous lawsuits that allege MTBE contamination in groundwater. Plaintiffs, who include water purveyors and municipalities responsible for supplying drinking water and private well owners, are seeking compensatory damages (and in some cases injunctive relief, punitive damages and attorneys’ fees) for claims relating to the alleged manufacture and distribution of a defective product (MTBE-containing gasoline) that contaminates groundwater, and general allegations of product liability, nuisance, trespass, negligence, violation of environmental laws and deceptive business practices. There has been insufficient information developed about the plaintiffs’ legal theories or the facts that would be relevant to an analysis of the ultimate liability to Sunoco Inc. These allegations or other product liability claims against Sunoco Inc. could have a material adverse effect on ETE’s and ETP’s business or results of operations.

The adoption of climate change legislation or regulations restricting emissions of greenhouse gases could result in increased operating costs and reduced demand for the services the ETE Entities provide.

The EPA has determined that emissions of carbon dioxide, methane and other greenhouse gases present an endangerment to public health and the environment because emissions of such gases are contributing to warming of the earth’s atmosphere and other climatic changes. Based on these findings, the EPA has adopted rules under the Clean Air Act that, among other things, establish Prevention of Significant Deterioration (“PSD”) construction and Title V operating permit reviews for greenhouse gas emissions from certain large stationary sources that already are potential major sources of certain principal, or criteria, pollutant emissions, which reviews could require securing PSD permits at covered facilities emitting greenhouse gases and meeting “best available control technology” standards for those greenhouse gas emissions. In addition, the EPA has adopted rules requiring the monitoring and annual reporting of greenhouse gas emissions from specified onshore and offshore production facilities and onshore processing, transmission and storage facilities in the United States, which includes certain of the ETE Entities’ operations. More recently, on October 22, 2015, the EPA published a final rule that expands the petroleum and natural gas system sources for which annual greenhouse gas emissions reporting is currently required to include greenhouse gas emissions reporting beginning in the 2016 reporting year for certain onshore gathering and boosting systems consisting primarily of gathering pipelines, compressors and process equipment used to perform natural gas compression, dehydration and acid gas removal. While Congress has from time to time considered adopting legislation to reduce emissions of greenhouse gases, there has not been significant activity in the form of adopted legislation. In the absence of such federal climate legislation, a number of state and regional efforts have emerged that are aimed at tracking and/or reducing greenhouse gas emissions by means of cap and trade programs. The adoption of any legislation or regulations that requires reporting of greenhouse gases or otherwise restricts emissions of greenhouse gases from the ETE Entities’ equipment and operations could require them to incur significant added costs to reduce emissions of greenhouse gases or could adversely affect demand for the natural gas and NGLs they gather and process or fractionate. For example, in August 2015, the EPA announced proposed rules, expected to be finalized in 2016, that would establish new controls for methane emissions from certain new, modified or reconstructed equipment and processes in the oil and natural gas source category, including oil and natural gas production and natural gas processing and transmission facilities as part of an overall effort to reduce methane emissions by up to 45% from 2012 levels in 2025. On an international level, the United States is one of almost 200 nations that agreed in December 2015 to an international climate change agreement in Paris, France that calls for countries to set their own greenhouse gas emissions targets and be transparent about the measures each country will use to achieve its greenhouse gas emissions targets.

The adoption of the Dodd-Frank Act and its implementing regulations could have an adverse effect on the ETE Entities’ ability to use derivative instruments to reduce the effect of commodity price, interest rate and other risks associated with the ETE Entities’ businesses, resulting in their operations becoming more volatile and their cash flows less predictable.

Congress has adopted the Dodd-Frank Act, a comprehensive financial reform legislation that establishes federal oversight and regulation of the over-the-counter derivatives market and entities, such as the ETE Entities, that participate in that market. This legislation was signed into law by President Obama on July 21, 2010 and requires the CFTC, the SEC and other regulators to promulgate rules and regulations implementing the new legislation. While certain regulations have been promulgated and are already in effect, the rulemaking and implementation process is still ongoing, and ETE and the ETE Entities cannot yet predict the ultimate effect of the rules and regulations on their business.

The Dodd-Frank Act expanded the types of entities that are required to register with the CFTC and the SEC as a result of their activities in the derivatives markets or otherwise become specifically qualified to enter into derivatives contracts. The ETE Entities will be required to assess their activities in the derivatives markets, and to monitor such activities on an ongoing basis, to ascertain and to identify any potential change in their regulatory status.

Reporting and recordkeeping requirements also could significantly increase operating costs and expose the ETE Entities to penalties for non-compliance and require additional compliance resources. Added public transparency as a result of the reporting rules may also have a negative effect on market liquidity which could also negatively impact commodity prices and the ETE Entities’ ability to hedge.

In October 2011, the CFTC has also issued regulations to set position limits for certain futures and option contracts in the major energy markets and for swaps that are their economic equivalents. However, in September 2012, the CFTC’s position limits rules were vacated by the U.S. District Court for the District of Columbia. In November 2013, the CFTC proposed new rules that would place limits on positions in certain core futures and equivalent swaps contracts for or linked to certain physical commodities, subject to exceptions for certain bona fide hedging transactions. As these new position limit rules are not yet final, the impact of those provisions on the ETE Entities is uncertain at this time.

The CFTC has designated certain interest rate swaps and credit default swaps for mandatory clearing and exchange trading. The associated rules require the ETE Entities, in connection with covered derivative activities, to comply with such requirements or take steps to qualify for an exemption to such requirements. The ETE Entities must obtain approval from the board of directors of their respective general partners and make certain filings in order to rely on the end-user exception from the mandatory clearing requirements for swaps entered into to hedge commercial risks. The application of mandatory clearing and trade execution requirements to other market participants, such as swap dealers, may change the cost and availability of the swaps that the ETE Entities use for hedging. The CFTC has not yet proposed rules designating any other classes of swaps, including physical commodity swaps, for mandatory clearing and exchange trading.

In addition, the Dodd-Frank Act requires that regulators establish margin rules for uncleared swaps. The application of such requirements to other market participants, such as swap dealers, may change the cost and availability of the swaps the ETE Entities use for hedging. If any of the ETE Entities’ swaps do not qualify for the commercial end-user exception, posting of collateral could impact their liquidity and reduce cash available to them for capital expenditures, reducing the their ability to execute hedges to reduce risk and protect cash flow.

Rules promulgated under the Dodd-Frank Act further defined forwards as well as instances where forwards may become swaps. Because the CFTC rules, interpretations, no-action letters, and case law are still developing, it is possible that some arrangements that previously qualified as forwards or energy service contracts may fall in the regulatory category of swaps or options. In addition, the CFTC’s rules applicable to trade options may further impose burdens on the ETE Entities’ ability to conduct their traditional hedging operations and could become subject to CFTC investigations in the future.

The new legislation and any new regulations could significantly increase the cost of derivative contracts (including through restrictions on the types of collateral the ETE Entities are required to post), materially alter the terms of derivative contracts, reduce the availability of derivatives to protect against risks the ETE Entities encounter, reduce the ETE Entities’ ability to monetize or restructure existing derivative contracts, and increase the ETE Entities’ exposure to less creditworthy counterparties. If the ETE Entities reduces their use of derivatives as a result of the legislation and regulations, ETE’s and the ETE Entities results of operations may become more volatile and their cash flows may be less predictable. Finally, if the ETE Entities fail to comply with applicable laws, rules or regulations, they may be subject to fines, cease-and-desist orders, civil and criminal penalties or other sanctions.

A natural disaster, catastrophe or other event could result in severe personal injury, property damage and environmental damage, which could curtail the operations of ETE and the ETE Entities and otherwise materially adversely affect their cash flow.

Some of the operations of ETE and the ETE Entities involve risks of personal injury, property damage and environmental damage, which could curtail their operations and otherwise materially adversely affect their cash flow. For example, natural gas facilities operate at high pressures, sometimes in excess of 1,100 pounds per square inch. Virtually all of the operations of ETE and the ETE Entities are exposed to potential natural disasters, including hurricanes, tornadoes, storms, floods and/or earthquakes.

If one or more facilities that are owned by ETE or the ETE Entities or that deliver natural gas or other products to ETE or the ETE Entities are damaged by severe weather or any other disaster, accident, catastrophe or event, their operations could be significantly interrupted. Similar interruptions could result from damage to production or other facilities that supply the facilities of ETE and the ETE Entities or other stoppages arising from factors beyond their control. These interruptions might involve significant damage to people, property or the environment, and repairs might take from a week or less for a minor incident to six months or more for a major interruption. Any event that interrupts the revenues generated by the operations of ETE and the ETE Entities, or which causes them to make significant expenditures not covered by insurance, could reduce their cash available for paying distributions to their respective unitholders.

As a result of market conditions, premiums and deductibles for certain insurance policies can increase substantially, and in some instances, certain insurance may become unavailable or available only for reduced amounts of coverage. As a result, ETE and the ETE Entities may not be able to renew existing insurance policies or procure other desirable insurance on commercially reasonable terms, if at all. If ETE and the ETE Entities were to incur a significant liability for which they were not fully insured, it could have a material adverse effect on their respective financial positions and results of operations. In addition, the proceeds of any such insurance may not be paid in a timely manner and may be insufficient if such an event were to occur.

Terrorist attacks aimed at the facilities of ETE and the ETE Entities could adversely affect their business, results of operations, cash flows and financial condition.

The United States government has issued warnings that energy assets, including the nation’s pipeline infrastructure, may be the future target of terrorist organizations. Some of the facilities of ETE and the ETE Entities are subject to standards and procedures required by the Chemical Facility Anti-Terrorism Standards. ETE and the ETE Entities believe they are in compliance with all material requirements; however, such compliance may not prevent a terrorist attack from causing material damage or disruption to their facilities or pipelines. Any such terrorist attack on the facilities or pipelines of ETE and the ETE Entities, those of their customers, or in some cases, those of other pipelines could have a material adverse effect on the business, financial condition and results of operations of ETE and the ETE Entities.

Cybersecurity breaches and other disruptions could compromise ETE’s information and expose ETE and the ETE Entities to liability, which would cause their business and reputation to suffer.

In the ordinary course of ETE’s and the ETE Entities respective business, they collect and store sensitive data, including intellectual property, proprietary business information and that of their customers, suppliers and business partners, and personal identification information of their employees, in their data centers and on their networks. The secure processing, maintenance and transmission of this information is critical to ETE’s and the ETE Entities’ operations and business strategy. Despite ETE’s and the ETE Entities’ security measures, their information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise ETE’s and the ETE Entities’ networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, regulatory penalties, disruption of their operations, damage to their reputation, and cause a loss of confidence in their products and services, which could adversely affect their business.

ETE’s and the ETE Entities’ information technology infrastructure is critical to the efficient operation of their business and essential to their ability to perform day-today operations. Breaches in ETE’s and the ETE Entities’ information technology infrastructure or physical facilities, or other disruptions, could result in damage to their assets, safety incidents, damage to the environment, potential liability or the loss of contracts, and have a material adverse effect on their operations, financial position and results of operations.

Additional deepwater drilling laws and regulations, delays in the processing and approval of drilling permits and exploration and oil spill-response plans, and other related restrictions arising after the Deepwater Horizon incident in the Gulf of Mexico may have a material adverse effect on the ETE Entities’ business, financial condition, or results of operations.

In response to the Deepwater Horizon incident and resulting oil spill in the United States Gulf of Mexico in 2010, the federal Bureau of Ocean Energy Management and the federal Bureau of Safety and Environmental Enforcement, each agencies of the U.S. Department of the Interior, have imposed new and more stringent permitting procedures and regulatory safety and performance requirements for new wells to be drilled in federal waters. Compliance with these more stringent regulatory restrictions resulted in greater uncertainty and inconsistencies in the decisions and rulings made by governmental agencies, delays in the processing and approval of drilling permits or exploration, development, oil spill-response and decommissioning plans, and possible additional regulatory initiatives could adversely affect or delay new drilling and ongoing development efforts. In addition, new regulatory initiatives may be adopted or enforced by the BOEM and/or the BSEE in the future that could result in additional delays, restrictions, or obligations with respect to oil and natural gas exploration and production operations conducted offshore by certain of the ETE Entities’ respective customers. For example, in September 2015, the BOEM issued draft guidance that would bolster supplemental bonding procedures for the decommissioning of offshore wells, platforms, pipelines, and other facilities. The BOEM is expected to issue the draft guidance in the form of a final Notice to Lessees and Operators by no later than mid-2016. These recent or any new rules, regulations, or legal initiatives could delay or disrupt the operations of the ETE Entities’ customers, increase the risk of expired leases due to the time required to develop new technology, result in increased supplemental bonding and costs, limit activities in certain areas, or cause the ETE Entities’ respective customers’ to incur penalties, or shut-in production or lease cancellation. Also, if material spill events similar to the Deepwater Horizon incident were to occur in the future, the United States or other countries could elect to again issue directives to temporarily cease drilling activities offshore and, in any event, may from time to time issue further safety and environmental laws and regulations regarding offshore oil and gas exploration and development. The overall costs imposed on the ETE Entities’ respective customers to implement and complete any such spill response activities or any decommissioning obligations could exceed estimated accruals, insurance limits, or supplemental bonding amounts, which could result in the incurrence of additional costs to complete. The ETE Entities cannot predict with any certainty the full impact of any new laws or regulations on their customers’ drilling operations or on the cost or availability of insurance to cover some or all of the risks associated with such operations. The occurrence of any of these developments has the potential to adversely impact the business of the ETE Entities as well as their financial position, results of operation and liquidity.

Increased regulation of hydraulic fracturing could result in reductions or delays in drilling and completing new oil and natural gas wells, which could adversely impact ETP’s revenues by decreasing the volumes of natural gas that ETP gathers, processes and transports.

The natural gas of certain of ETP’s customers is developed from formations requiring hydraulic fracturing as part of the completion process. Fracturing is a process where water, sand and chemicals are injected under pressure into subsurface formations to stimulate production. While the underground injection of fluids is regulated by the EPA under the Safe Drinking Water Act, fracturing is excluded from regulation unless the injection fluid is diesel fuel. Congress has recently considered legislation that would repeal the exclusion, allowing the EPA to more generally regulate fracturing, and requiring disclosure of chemicals used in the fracturing process. If enacted, such legislation could require fracturing to meet permitting and financial responsibility, siting and technical specifications relating to well construction, plugging and abandonment. The EPA is also considering various regulatory programs directed at hydraulic fracturing. For example, in 2015, the EPA proposed regulations under the federal Clean Water Act to further regulate wastewater discharged from hydraulic fracturing operations. In May 2014, the EPA released an Advanced Notice of Proposed Rulemaking under the Toxic Substances Control Act, seeking public comment on possible reporting obligations. The adoption of new federal laws or regulations imposing reporting obligations on, or otherwise limiting or regulating, the hydraulic fracturing process could make it more difficult to complete oil and natural gas wells in shale formations, and increase the costs of compliance for ETP’s customers. In addition, the EPA is currently studying the potential adverse impact that each stage of hydraulic fracturing may have on the environment. A draft of the report was released in June 2015 for peer review and public comment. Several states in which ETP’s customers operate have also adopted regulations requiring disclosure of fracturing fluid components or otherwise regulate their use more closely.

On April 17, 2012, the EPA approved final rules establishing new air emission standards for oil and natural gas production and natural gas processing operations, including volatile organic compounds (“VOC”) emissions limits on certain oil and natural gas production operations. In September 2015, the EPA proposed similar rules that would impose VOC emissions limits on certain oil and natural gas operations that were previously unregulated, including hydraulically fractured oil wells, as well as methane emissions limits for certain new or modified oil and natural gas emissions sources. These rules may require a number of modifications to the operations of the ETE Entities and their customers, including the installation of new equipment to control emissions. In addition, the U.S. Department of the Interior released a final rule in March 2015 that updates existing regulation of hydraulic fracturing activities on federal lands, including requirements for chemical disclosure, well bore integrity and handling of flowback water. However, a federal district court judge issued a permanent injunction, which effectively blocks implementation of the rule pending the resolution of legal challenges. Compliance with these rules could result in additional costs, including increased capital expenditures and operating costs, the ETE Entities and their customers, which may adversely impact the ETE Entities’ business.

Additional federal or state legislation or regulation of hydraulic fracturing or related activities could result in operational delays, increased operating costs, and additional regulatory burdens on exploration and production operators. This could reduce production of natural gas and, in turn, adversely affect the revenues and results of operations of the ETE Entities by decreasing the volumes of natural gas and NGLs that they gather, process and transport.

ETP’s business is subject to federal, state and local laws and regulations that govern the product quality specifications of the petroleum products that SXL stores and transports.

The petroleum products that SXL stores and transports through SXL’s operations are sold by its customers for consumption into the public market. Various federal, state and local agencies have the authority to prescribe specific product quality specifications to commodities sold into the public market. Changes in product quality specifications could reduce SXL’s throughput volume, require SXL to incur additional handling costs or require the expenditure of significant capital. In addition, different product specifications for different markets impact the fungibility of products transported and stored in SXL’s pipeline systems and terminal facilities and could require the construction of additional storage to segregate products with different specifications. SXL may be unable to recover these costs through increased revenues.

In addition, SXL’s butane blending services are reliant upon gasoline vapor pressure specifications. Significant changes in such specifications could reduce butane blending opportunities, which would affect SXL’s ability to market its butane blending services licenses.

ETP’s business could be affected adversely by union disputes and strikes or work stoppages by Panhandle’s and Sunoco, Inc.’s unionized employees.

As of December 31, 2015, approximately 6% of ETP’s workforce is covered by a number of collective bargaining agreements with various terms and dates of expirations. There can be no assurances that Panhandle or Sunoco, Inc. will not experience a work stoppage in the future as a result of labor disagreements. Any work stoppage could, depending on the affected operations and the length of the work stoppage, have a material adverse effect on ETP’s business, financial position, results of operations or cash flows.

Governmental regulations and policies, particularly in the areas of taxation, energy and the environment, have a significant impact on ETP’s retail marketing business.

Federally mandated standards for use of renewable biofuels, such as ethanol and biodiesel in the production of refined products, are transforming traditional gasoline and diesel markets in North America. These regulatory mandates present production and logistical challenges for both the petroleum refining and ethanol industries, and may require ETP to incur additional capital expenditures or expenses particularly in ETP’s retail marketing business, which is conducted through Sunoco, Inc., Susser and Sunoco. ETP may have to enter into arrangements with other parties to meet its obligations to use advanced biofuels, with potentially uncertain supplies of these new fuels. If ETP is unable to obtain or maintain sufficient quantities of ethanol to support its blending needs, its sale of ethanol blended gasoline could be interrupted or suspended which could result in lower profits. There also will be compliance costs related to these regulations. ETP may experience a decrease in demand for refined petroleum products due to new federal requirements for increased fleet mileage per gallon or due to replacement of refined petroleum products by renewable fuels. In addition, tax incentives and other subsidies making renewable fuels more competitive with refined petroleum products may reduce refined petroleum product margins and the ability of refined petroleum products to compete with renewable fuels. A structural expansion of production capacity for such renewable biofuels could lead to significant increases in the overall production, and available supply, of gasoline and diesel in markets that ETP supplies. In addition, a significant shift by consumers to more fuel-efficient vehicles or alternative fuel vehicles (such as ethanol or wider adoption of gas/ electric hybrid vehicles), or an increase in vehicle fuel economy, whether as a result of technological advances by manufacturers, legislation mandating or encouraging higher fuel economy or the use of alternative fuel, or otherwise, also could lead to a decrease in demand, and reduced margins, for the refined petroleum products that ETP markets and sells.

It is possible that any, or a combination, of these occurrences could have a material adverse effect on ETP’s business or results of operations.

ETE’s and the ETE Entities’ operations could be disrupted if their information systems fail, causing increased expenses and loss of sales.

ETE’s and the ETE Entities business is highly dependent on financial, accounting and other data processing systems and other communications and information systems, including their enterprise resource planning tools. ETE and the ETE Entities process a large number of transactions on a daily basis and rely upon the proper functioning of computer systems. If a key system were to fail or experience unscheduled downtime for any reason, even if only for a short period, their operations and financial results could be affected adversely. ETE’s and the ETE Entities systems could be damaged or interrupted by a security breach, fire, flood, power loss, telecommunications failure or similar event. ETE and the ETE Entities have a formal disaster recovery plan in place, but this plan may not entirely prevent delays or other complications that could arise from an information systems failure. ETE’s and the ETE Entities’ business interruption insurance may not compensate them adequately for losses that may occur.

The costs of providing pension and other postretirement health care benefits and related funding requirements are subject to changes in pension fund values, changing demographics and fluctuating actuarial assumptions and may have a material adverse effect on ETE’s and the ETE Entities’ financial results. In addition, the passage of the Health Care Reform Act in 2010 could significantly increase the cost of providing health care benefits for employees.

Certain of ETE’s and the ETE Entities’ subsidiaries provide pension plan and other postretirement health care benefits to certain of their employees. The costs of providing pension and other postretirement health care benefits and related funding requirements are subject to changes in pension and other postretirement fund values, changing demographics and fluctuating actuarial assumptions that may have a material adverse effect on ETE’s and the ETE Entities’ future consolidated financial results. While certain of the costs incurred in providing such pension and other postretirement health care benefits are recovered through the rates charged by the ETE Entities’ regulated businesses, ETE’s and the ETE Entities’ subsidiaries may not recover all of the costs and those rates are generally not immediately responsive to current market conditions or funding requirements. Additionally, if the current cost recovery mechanisms are changed or eliminated, the impact of these benefits on operating results could significantly increase.

Operation of the LNG import/regasification facility and the LNG liquefaction facility/export terminal involves significant risks.

The LNG import/regasification facility and the LNG liquefaction facility/export terminal face operational risks, including the following:

•	the facilities’ performing below expected levels of efficiency;

•	breakdown or failures of equipment;

•	operational errors by vessel or tug operators;

•	operational errors by ETE or any contracted facility operator, including BG Group plc (“BG Group”);

•	labor disputes; and

•	weather-related interruptions of operations.

LCL is dependent on project financing to fund the costs necessary to construct the liquefaction project. If project financing is unavailable to supply the funding necessary to complete the liquefaction project, LCL may not be able to secure alternative funding and FID may not be achieved.

LCL, an entity owned 60% by ETE and 40% by ETP, is in the process of developing a liquefaction project in conjunction with BG Group pursuant to a project development agreement entered into in September 2013. Pursuant to this agreement, each of LCL and BG Group are obligated to pay 50% of the development expenses for the liquefaction project, subject to reimbursement by the other party if such party withdraws from the project prior to both parties making a final investment decision (“FID”) to become irrevocably obligated to fully develop the project, subject to certain exceptions. Through December 31, 2015, LCL had incurred approximately $89 million of development costs associated with the liquefaction project that were funded by ETE and ETP, and ETE and ETP have indicated that they intend to provide the funding necessary for the remaining development costs, but they have no obligation to do so. If ETE and ETP are unwilling or unable to provide funding to LCL for their share of the remaining development costs, or if Royal Dutch Shell plc, which completed its acquisition of BG Group in February 2016, is unwilling or unable to provide funding for BG Group’s share of the remaining development costs, the liquefaction project could be delayed or cancelled.

The liquefaction project is subject to the right of each of LCL and BG Group to withdraw from the project in its sole discretion at any time prior to an affirmative FID.

The project development agreement provides that either LCL or BG Group may withdraw from the liquefaction project at any time prior to each party making an affirmative FID. LCL’s determination of whether to reach an affirmative FID is expected to be based upon a number of factors, including the expected cost to construct the liquefaction facility, the expected revenue to be generated by LCL pursuant to the terms of the liquefaction services agreement to be entered into between LCL and BG Group in connection with both parties reaching an affirmative FID, and the terms and conditions of the financing for the construction of the liquefaction facility. The determination by Royal Dutch Shell plc, as the acquiror of BG Group, of whether to reach an affirmative FID is expected be based on a number of factors, including the expected tolling charges it would be required to pay under the terms of the liquefaction services agreement, the costs anticipated to be incurred by BG Group to purchase natural gas for delivery to the liquefaction facility, the costs to transport natural gas to the liquefaction facility, the costs to operate the liquefaction facility and the costs to transport LNG from the liquefaction facility to customers in foreign markets (particularly Europe and Asia) over the expected 25-year term of the liquefaction services agreement. As the tolling charges payable to LCL under the liquefaction services agreement are anticipated to be based on a rate of return formula tied to the construction costs for the liquefaction facility, these costs are anticipated to also have a significant bearing with respect to Royal Dutch Shell plc’s determination whether to reach an affirmative FID. As these costs fluctuate based on a variety of factors, including supply and demand factors affecting the price of natural gas in the United States and affecting the price of LNG in foreign markets, supply and demand factors affecting the costs for construction services for large infrastructure projects in the United States, and general economic conditions, there can be no assurance that both LCL and Royal Dutch Shell plc will reach an affirmative FID to construct the liquefaction facility.

The construction of the liquefaction project remains subject to further approvals and some approvals may be subject to further conditions, review and/or revocation.

The liquefaction project remains subject to (i) the receipt of approval by the FERC to construct and operate the facilities, (ii) approvals and permits from the U.S. Army Corps of Engineers (“USACE”) for wetlands mitigation and permanent and temporary marine dock modifications and dredging at the Lake Charles LNG facility and (iii) other governmental and regulatory approvals and permits, including air permits under the Clean Air Act. Furthermore, while a subsidiary of BG Group has received authorization from the Department of Energy (the “DOE”) to export LNG to non-Free Trade Agreements (“FTA”) countries, the non-FTA authorization is subject to review, and the DOE may impose additional approval and permit requirements in the future or revoke the non-FTA authorization should the DOE conclude that such export authorization is inconsistent with the public interest. Certain of the permits and approvals must be obtained before construction on the liquefaction project can begin and are still under review by state and federal authorities. ETC does not know whether or when any such approvals or permits can be obtained, or whether any existing or potential interventions or other actions by third parties will interfere with LCL’s ability to obtain and maintain such permits or approvals.

ETE has a holding company structure in which its subsidiaries conduct its operations and own its operating assets.

ETE is a holding company, and its subsidiaries conduct all of its operations and own all of its operating assets. ETE does not have significant assets other than the partnership interests and the equity in its subsidiaries. As a result, ETE’s ability to pay distributions to its unitholders and to service its debt depends on the performance of its subsidiaries and their ability to distribute funds to ETE. The ability of ETE’s subsidiaries to make distributions to ETE may be restricted by, among other things, credit facilities and applicable state partnership laws and other laws and regulations. If ETE is unable to obtain funds from its subsidiaries it may not be able to pay distributions to its unitholders or to pay interest or principal on its debt when due.

Tax Risks

As our cash flows will consist primarily of distributions from ETE and ETE’s cash flows will consist primarily of distributions from the ETE Entities, our tax risks are derivative of the tax risks associated with an investment in ETE and the ETE Entities.

The tax treatment of ETE depends on its continuing status as a partnership for U.S. federal income tax purposes, as well as its not being subject to a material amount of additional entity-level taxation by individual states. If the IRS were to treat ETE or any of the ETE Entities as a corporation for U.S. federal income tax purposes or if ETE or any of the ETE Entities become subject to a material amount of entity-level taxation for state tax purposes, then our cash available for distribution would be substantially reduced.

The value of our investment in ETE, as well as the anticipated after-tax economic benefit of an investment in our common shares, depends largely on ETE and each of the ETE Entities being treated as a partnership, and not as a corporation, for U.S. federal income tax purposes, which requires that 90% or more of ETE’s and each ETE Entity’s gross income for every taxable year consist of “qualifying income,” as defined in Section 7704 of the Code.

Despite the fact that ETE and each of the ETE Entities are limited partnerships under Delaware law, each would be treated as a corporation for U.S. federal income tax purposes unless each satisfies the “qualifying income” requirement set forth in Section 7704 of the Code. Based upon current operations, we believe that ETE and each of the ETE Entities satisfies the qualifying income requirement. Failing to meet the qualifying income requirement or a change in current law could cause ETE or any of the ETE Entities to be treated as a corporation for U.S. federal income tax purposes or otherwise subject ETE or any of the ETE Entities to taxation as an entity.

If ETE or any of the ETE Entities were treated as a corporation, such entity would pay U.S. federal income tax on its taxable income at the corporate tax rate, which is currently a maximum of 35%, and would likely pay additional state income taxes at varying rates. Distributions to the unitholders of such affected entity, including us, would generally be taxed again as corporate distributions, which could thereby substantially reduce the amount of cash available for distribution, and no income, gains, losses or deductions would flow through to the unitholders of such affected entity, including us. Therefore, treatment of ETE or any of the ETE Entities as a corporation would result in a material reduction in the anticipated cash flow and after-tax return to us, likely causing a substantial reduction in the value of our common shares.

ETE’s and each ETE Entity’s partnership agreement provides that if a law is enacted or existing law is modified or interpreted in a manner that subjects such entity to taxation as a corporation or to additional taxation as an entity for federal, state or local income tax purposes, the minimum quarterly distribution amount and the target distribution amounts may be adjusted to reflect the impact of that law on such entity. At the state level, several states have been evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise or other forms of taxation. Imposition of a similar tax on ETE or any ETE Entity in the jurisdictions in which such entity operates or in other jurisdictions to which such entity may expand could substantially reduce its cash available for distribution to its unitholders, including us, which would adversely affect our ability to pay distributions.

The tax treatment of publicly traded partnerships or an investment in ETE’s or any ETE Entity’s common units could be subject to potential legislative, judicial or administrative changes and differing interpretations, possibly on a retroactive basis.

The present U.S. federal income tax treatment of publicly traded partnerships, including an investment in any of ETE’s or any ETE Entity’s units, may be modified by legislative, judicial or administrative changes and differing interpretations at any time. For example, the Obama administration’s budget proposal for fiscal year 2017 recommends that certain publicly traded partnerships earning income from activities related to fossil fuels be taxed as corporations beginning in 2022. From time to time, members of Congress propose and consider substantive changes to the existing U.S. federal income tax laws that affect publicly traded partnerships. If successful, the Obama administration’s proposal or other similar proposals could eliminate the qualifying income exception to the treatment of all publicly traded partnerships as corporations upon which ETE and the ETE Entities rely for treatment as partnerships for U.S. federal income tax purposes. Any modification to the U.S. federal income tax laws may be applied retroactively and could make it more difficult or impossible for ETE or the ETE Entities to meet the exception for certain publicly traded partnerships to be treated as partnerships for U.S. federal income tax purposes. We are unable to predict whether any of these changes or other proposals will ultimately be enacted. Any such changes could negatively impact the value of an investment in our common shares.

The sale or exchange of 50% or more of ETE’s capital and profits interests during any twelve month period will result in its termination as a partnership for U.S. federal income tax purposes.

ETE will be considered to have technically terminated as a partnership for U.S. federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in its capital and profits within a twelve-month period. For purposes of determining whether the 50% threshold has been met, multiple sales of the same unit during the applicable twelve-month period will be counted only once. ETE’s technical termination would, among other things, result in the closing of its taxable year for all unitholders, including us, which would require it to file two U.S. federal partnership tax returns (and its unitholders could receive two Schedules K-1 if relief was not available, as described below) for one fiscal year, and could result in a deferral of depreciation deductions allowable in computing its taxable income. A deferral of depreciation deductions could increase the amount of taxable income allocated to us from ETE, which could increase our tax liabilities and thereby reduce the amount of cash available for distribution. ETE’s termination currently would not affect its classification as a partnership for U.S. federal income tax purposes, but could cause it to be subject to penalties if it were unable to determine that a termination occurred.

If there is a technical termination of ETE as described above, ETE may enter into a closing agreement with the IRS whereby ETE would be permitted to issue a combined Schedule K-1 to each partner that owned an interest in ETE for all or any portion of the calendar year. ETE will nevertheless be required to file separate partnership tax returns for the period ending on the date of such technical termination and the period spanning the remainder of the calendar year.

The WMB Contribution will result in the termination of WPZ for U.S. federal income tax purposes, which could increase the amount of income allocated to ETE unitholders, including us.

WPZ will be considered to have terminated as a partnership for U.S. federal income tax purposes as a result of the WMB Contribution, which could result in a deferral of depreciation deductions allowable in computing its taxable income. Such deferral of depreciation deductions could increase the amount of taxable income allocated to us from ETE, which could increase our tax liabilities and thereby reduce the amount of cash available for distribution. Although the termination of WPZ would not affect its classification as a partnership for U.S. federal income tax purposes, it could cause it to be subject to penalties if it were unable to determine that a termination had occurred. Additionally, as discussed above with respect to ETE’s technical termination, this could require WPZ to file two partnership tax returns in the year of the termination.

FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus and the documents incorporated herein by reference contain forward-looking statements. These forward-looking statements are identified as any statement that does not relate strictly to historical or current facts. They use words such as “anticipate,” “believe,” “intend,” “plan,” “projection,” “forecast,” “strategy,” “position,” “continue,” “estimate,” “expect,” “may,” “potentially,” “likely,” or the negative of those terms or other variations of them or comparable terminology. In particular, statements, express or implied, concerning future actions, conditions or events, future operating results, the ability to generate sales, income or cash flow, to realize cost savings or other benefits associated with the merger, to service debt or to make distributions are forward-looking statements. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Future actions, conditions or events and future results of operations may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine actual results are beyond the ability of ETC, ETE or WMB to control or predict. Specific factors which could cause actual results to differ from those in the forward-looking statements include:

•	the ability to complete the merger;

•	the ability to obtain requisite regulatory and WMB stockholder approval and the satisfaction of the other conditions to the consummation of the merger;

•	the potential impact of the announcement or consummation of the merger on relationships, including with employees, suppliers, customers, competitors and credit rating agencies;

•	the ultimate outcome and results of integrating the operations of ETE and WMB and the ultimate ability for ETC, ETE and the ETE Entities to realize synergies;

•	the effects of the merger of ETC’s and WMB’s businesses, including the combined company’s future financial condition, operating results, strategy and plans;

•	ETC’s ability to pay distributions on the common shares;

•	ETC’s expected receipt of, and amounts of, distributions from ETE, and ETE’s expected receipt of, and amounts of, distributions from ETP, SXL and Sunoco;

•	the volumes transported on the pipelines and gathering systems of ETE’s subsidiaries;

•	the level of throughput in the processing and treating facilities of ETE’s subsidiaries;

•	the fees ETE’s subsidiaries charge and the margins they realize for their gathering, treating, processing, storage and transportation services;

•	the prices and market demand for, and the relationship between, natural gas, NGLs and oil;

•	energy prices generally;

•	the general level of petroleum product demand and the availability and price of NGL supplies;

•	the level of domestic natural gas, NGL and oil production, imports and exports;

•	the availability of imported oil and natural gas;

•	actions taken by foreign natural gas, NGL and oil producing nations;

•	the political and economic stability of petroleum producing nations;

•	the effect of weather conditions on demand for oil, natural gas and NGLs;

•	availability of local, intrastate and interstate storage, terminal and transportation systems and refining;

•	the continued ability to find and contract for new sources of natural gas supply;

•	availability and marketing of competitive fuels;

•	the impact of energy conservation and fuel efficiency efforts;

•	energy efficiencies and technological trends;

•	governmental regulation and taxation;

•	changes to, and the application of, regulation of tariff rates and operational requirements related to the interstate and intrastate pipelines of ETE’s subsidiaries;

•	hazards or operating risks incidental to the gathering, processing, transporting and storage of natural gas and NGLs that may not be covered by insurance;

•	competition from other midstream, transportation and storage and retail marketing companies;

•	loss of key personnel;

•	loss of key natural gas producers or the providers of fractionation services;

•	reductions in the capacity or allocations of third-party pipelines that connect with the pipelines and facilities of ETE’s subsidiaries;

•	the effectiveness of risk-management policies and procedures and the ability of the liquids marketing counterparties of ETE’s subsidiaries to satisfy their financial commitments;

•	the nonpayment or nonperformance by customers of ETE’s subsidiaries;

•	regulatory, environmental, political and legal uncertainties that may affect the timing and cost of the internal growth projects of ETE’s subsidiaries, such as their construction of additional pipeline systems;

•	risks associated with the construction of new pipelines and treating and processing facilities or additions to existing pipelines and facilities of ETE’s subsidiaries, including difficulties in obtaining permits and rights-of-way or other regulatory approvals and the performance by third-party contractors;

•	the availability and cost of capital and ETE’s and its subsidiaries’ ability to access certain capital sources;

•	a deterioration of the credit and capital markets;

•	risks associated with ETE’s significant level of stand-alone and consolidated debt and the incurrence or assumption of additional debt in connection with the merger;

•	risks associated with the assets and operations of entities in which ETE’s subsidiaries own less than a controlling interest, including risks related to management actions at such entities that ETE’s subsidiaries may not be able to control or exert influence;

•	the ability to successfully identify and consummate strategic acquisitions at purchase prices that are accretive to ETE’s financial results and to successfully integrate acquired businesses, including the merger and the integration of WMB’s and WPZ’s businesses;

•	changes in laws and regulations to which ETE and its subsidiaries are subject, including tax, environmental, transportation and employment regulations or new interpretations by regulatory agencies concerning such laws and regulations;

•	the costs and effects of legal and administrative proceedings; and

•	the risks and uncertainties detailed by WMB with respect to its businesses as described in its reports and documents filed with the SEC.

Unless expressly stated otherwise, forward-looking statements are based on the expectations and beliefs of the respective managements of ETC, ETE and WMB, based on information currently available, concerning future events affecting ETC, ETE and WMB. Although ETC, ETE and WMB believe that these forward-looking statements are based on reasonable assumptions, they are subject to uncertainties and factors related to such entity’s operations and business environments, all of which are difficult to predict and many of which are beyond their control. Any or all of the forward-looking statements in this proxy statement/prospectus may turn out to be wrong. They can be affected by inaccurate assumptions or by known or unknown risks and uncertainties. The foregoing list of factors should not be construed to be exhaustive. Many factors mentioned in this proxy statement/prospectus, including the risks outlined under the caption “Risk Factors” contained in WMB’s Exchange Act reports incorporated herein by reference, will be important in determining future results, and actual future results may vary materially. There is no assurance that the actions, events or results of the forward-looking statements will occur, or, if any of them do occur, when they will occur or what effect they will have on ETC’s, ETE’s and WMB’s results of operations, financial condition, cash flows or distributions. In view of these uncertainties, ETC, ETE and WMB caution that investors should not place undue reliance on any forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and, except as required by law, ETC, ETE and WMB undertake no obligation to update or revise any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances.

THE PARTIES

Energy Transfer Corp LP

Energy Transfer Corp LP is a Delaware limited partnership that will be treated as a corporation for U.S. federal income tax purposes. Upon the completion of the merger transactions, ETC’s primary cash generating asset will consist of ETE Class E units, which will represent an approximate 57% limited partner interest in ETE, excluding any interest attributable to Convertible Units issued by ETE in March 2016, as further described in the section titled “Summary—Recent Developments” beginning on page 19 of this proxy statement/prospectus following the completion of the merger transactions. In the future, ETC may own assets or equity interests in addition to its limited partner interests in ETE, and it may engage in any business activity approved by ETC GP.

ETE has agreed to provide all administrative services to ETC and to indemnify ETC for all non-tax liabilities incurred by ETC. Therefore, ETC expects to distribute 100% of the quarterly cash distributions it receives from ETE in respect of the ETE Class E units, after deducting for federal and state income taxes, if any, to the holders of the ETC common shares.

The ETE Class E units will be entitled to receive the same quarterly cash distribution per unit as the quarterly cash distribution paid per ETE common unit. In addition, during the dividend equalization period, ETE is obligated to make distributions on and/or special allocations of depreciation or other forms of cost recovery to the ETE Class E units to ensure that ETC has sufficient cash to pay distributions on each ETC common share in an amount equal to 100% of the distributions paid by ETE on each ETE common unit.

In general, distributions on ETC common shares will be treated as distributions on corporate stock for federal income tax purposes. No Schedule K-1s will be issued with respect to the ETC common shares, but instead holders of ETC common shares will receive an IRS Form 1099 from ETC or their brokers with respect to the distributions they receive on the ETC common shares.

ETC’s principal executive offices are located at 8111 Westchester Drive, Dallas, Texas 75225, and ETC’s phone number is (214) 981-0700.

See “Additional Information About ETC” for additional information about ETC.

Energy Transfer Equity, L.P.

Energy Transfer Equity, L.P. (NYSE: ETE) is a publicly traded master limited partnership whose principal sources of cash flow are derived from its direct and indirect equity interests in Energy Transfer Partners, L.P. (NYSE: ETP), Sunoco Logistics Partners L.P. (NYSE: SXL) and Sunoco LP (NYSE: SUN), all of which are publicly traded master limited partnerships engaged in diversified energy-related businesses. In addition to these equity interests, ETE owns all of the equity interests in Lake Charles LNG, an entity that owns a fully constructed LNG import terminal and regasification facility near Lake Charles, Louisiana, and a 60% equity interest in LCL, an entity whose subsidiary is developing an LNG liquefaction and export terminal facility that will be integrated with Lake Charles LNG’s import/regasification facility. ETP owns the remaining 40% equity interest in LCL. As of December 31, 2015, the market capitalization of ETE common units totaled approximately $14.36 billion.

ETE’s principal executive offices are located at 8111 Westchester Drive, Dallas, Texas 75225, and ETE’s phone number is (214) 981-0700.

See “Additional Information About ETE” for additional information about ETE.

The Williams Companies, Inc.

The Williams Companies, Inc. (NYSE: WMB) is a publicly traded Delaware corporation founded in 1908, originally incorporated under the laws of the state of Nevada in 1949 and reincorporated under the laws of the state of Delaware in 1987. WMB is primarily an energy infrastructure company focused on connecting North America’s hydrocarbon resource plays to growing markets for natural gas, NGLs, and olefins. WMB’s operations span from the deepwater Gulf of Mexico to the Canadian oil sands.

WMB’s interstate gas pipeline and midstream interests are largely held through its significant investment in WPZ, which is a publicly traded energy infrastructure master limited partnership focused on connecting North America’s significant hydrocarbon resource plays to growing markets for natural gas, NGLs and olefins through its gas pipeline and midstream businesses.

The principal executive offices of WMB are located at One Williams Center, Tulsa, Oklahoma 74172-0172, its telephone number is (918) 573-2000, and its website is located at http://co.williams.com. WMB makes available its periodic reports and other information filed with or furnished to the SEC, free of charge, through its website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on the website or any other website is not incorporated by reference into this proxy statement/prospectus and does not constitute a part of this proxy statement/prospectus.

THE SPECIAL MEETING

WMB is providing this proxy statement/prospectus to WMB stockholders for the solicitation of proxies to be voted at the special meeting that WMB has called for the purposes described below. This proxy statement/prospectus is first being mailed to WMB stockholders on or about              and provides WMB stockholders with the information they need to know about the merger and the proposals to be able to vote or instruct their vote to be cast at the special meeting.

Date, Time and Place

The special meeting will be held on              at             , local time, at             .

Purpose; Proposals

At the special meeting, you will be asked to consider and vote on the following proposals, which we collectively refer to as the Proposals:

•	Proposal 1: to approve the adoption of the merger agreement and the transactions contemplated thereby, including the merger, which we refer to as the Merger Proposal;

•

Proposal 2: to approve, on an advisory (non-binding) basis, specified compensatory arrangements between WMB and its named executive officers relating to the transactions contemplated by the merger agreement, which we refer to as the Compensatory Proposal; and

•

Proposal 3: to approve the adjournment of the special meeting from time to time, if necessary or appropriate to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the Merger Proposal, which we refer to as the Adjournment Proposal.

Board Recommendation

After careful consideration, the WMB Board has (i) approved the merger agreement, (ii) declared the merger agreement and the transactions contemplated thereby, including the merger, to be advisable and in the best interests of WMB and its stockholders, (iii) directed that the adoption of the merger agreement be submitted to a vote at a meeting of WMB’s stockholders and (iv) resolved to recommend that WMB’s stockholders approve the adoption of the merger agreement and the transactions contemplated thereby, including the merger and the Compensatory Proposal. The WMB Board recommends that WMB stockholders vote “FOR” each of the Proposals. See the section titled “The Merger—Recommendation of the WMB Board and Its Reasons for the Merger” beginning on page 122 of this proxy statement/prospectus.

In considering the recommendation of the WMB Board with respect to the Proposals, you should be aware that some of WMB’s directors and executive officers may have interests that are different from, or in addition to, the interests of WMB stockholders more generally. See the section titled “The Merger—Interests of Directors and Executive Officers of WMB in the Merger” beginning on page 164 of this proxy statement/prospectus.

Record Date; Outstanding Shares; Shares Entitled to Vote

Only WMB stockholders of record as of the close of business on              (the “Record Date”), will be entitled to receive notice of, and to vote at, the special meeting or at any adjournment or postponement thereof. WMB common stock held by WMB as treasury shares will not be entitled to vote.

As of the close of business on the Record Date, there were              shares of WMB common stock issued and outstanding and entitled to vote at the special meeting. Each WMB stockholder is entitled to one vote for each share of WMB common stock owned as of the Record Date.

A complete list of WMB stockholders entitled to vote at the special meeting will be available for inspection at WMB’s principal place of business during regular business hours for a period of no less than ten days before the special meeting and, during the special meeting, at             .

Corvex and Soroban, as of the close of business on February 26, 2016, held, directly or indirectly, and therefore controlled the power to vote or direct the voting of, 8.38% of the combined voting power of WMB common stock. Under the terms of the Settlement Agreement, dated as of February 25, 2014, by and among Corvex, Keith Meister, Soroban, Soroban Capital Partners LLC, Eric W. Mandelblatt and WMB, because Keith Meister and Eric W. Mandelblatt, in their capacity as WMB directors voted in favor of the Merger Proposal at a meeting of the WMB Board, Corvex and Soroban are required to cause their shares of WMB common stock to be voted in accordance with the WMB Board’s recommendation with respect to such matter. As a result, due to the WMB Board’s recommendation “for” the Merger Proposal, 8.38% of the combined voting power of WMB common stock will be voted in favor of the Merger Proposal.

Quorum

A majority of the outstanding shares of WMB common stock as of the Record Date must be represented in person or by proxy at the special meeting in order to constitute a quorum. A quorum of WMB stockholders is required to approve the Merger Proposal and the Compensatory Proposal at the special meeting, but not to approve any Adjournment Proposal.

Abstentions are counted as present for purposes of determining whether a quorum is present, but broker non-votes are not. A broker non-vote occurs when a nominee holds shares for a beneficial owner but cannot vote on a proposal because the nominee does not have the discretionary power to vote such shares and has not received voting instructions from the beneficial owner.

Required Vote

Required Vote to Approve the Merger Proposal

Approval of the Merger Proposal requires the affirmative vote of holders of a majority of the outstanding shares of WMB common stock. Therefore, if you do not vote your shares of WMB common stock or abstain from voting, it will have the same effect as a vote against the Merger Proposal.

Required Vote to Approve the Compensatory Proposal

The affirmative vote of a majority of the votes cast affirmatively or negatively on the Compensatory Proposal is required to approve, on an advisory basis, the Compensatory Proposal. Therefore, voting against the Compensatory Proposal increases the number of votes required to approve the Compensatory Proposal, but abstentions or failures to vote do not. The vote on the Compensatory Proposal will not be binding on WMB, the WMB Board or any of its committees.

Required Vote to Approve the Adjournment Proposal

The approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast on such proposal at the special meeting, regardless of whether a quorum is present. Abstentions will not be treated as votes cast for purposes of the Adjournment Proposal. Therefore, if you abstain from voting on the Adjournment Proposal, your WMB common stock will be disregarded for purposes of determining the votes cast for the Adjournment Proposal, and the abstention will therefore have no effect on the adoption of the Adjournment Proposal.

Stock Ownership of and Voting of Directors and Executive Officers of WMB

As of the close of business on the Record Date, WMB’s directors and executive officers were entitled to vote, in the aggregate, approximately     % of the outstanding shares of WMB common stock.

Voting and Submitting a Proxy for WMB Common Stock Held by Holders of Record

If you were a holder of record of WMB common stock at the close of business on the Record Date, you may vote in person by attending the special meeting or, to ensure that your shares are represented at the special meeting, you may authorize a proxy to vote by:

•	Internet. To vote by the Internet, follow the instructions printed on your proxy card.

•	Telephone. To vote by telephone, follow the instructions printed on your proxy card.

•	Mail. To vote by mail, complete and sign the proxy card and mail it to the address indicated on the proxy card.

When you submit a proxy by telephone or the Internet, your proxy is recorded immediately. We encourage you to submit your proxy using these methods whenever possible. If you submit a proxy by telephone or the Internet, please do not return your proxy card by mail.

All shares of WMB common stock represented by each properly executed and valid proxy received before the special meeting will be voted in accordance with the instructions given on the proxy. If a WMB stockholder executes a proxy card without giving instructions, the WMB common stock represented by that proxy card will be voted “FOR” each of the Proposals.

Your vote is important. Accordingly, please submit your proxy by telephone, the Internet or mail, whether or not you plan to attend the meeting in person. Proxies must be received by             , Central Time, on             .

Voting and Submitting a Proxy for WMB Common Stock Held in Street Name

If your WMB common stock is held in an account at a bank, broker or other nominee, you must instruct the bank, broker or other nominee on how to vote them by following the instructions that the bank, broker or other nominee provides to you with these proxy materials. Most banks, brokers, and other nominees offer the ability for stockholders to submit voting instructions by mail by completing a voting instruction card, by telephone, and by the Internet.

If you hold your WMB common stock in a brokerage account and you do not provide voting instructions to your broker, your shares will not be voted on any proposal because under the current rules of the NYSE brokers do not have discretionary authority to vote on the Proposals. Since there are no items on the agenda that your broker has discretionary authority to vote upon, broker non-votes will not be counted as present at the meeting if you fail to instruct your broker on how to vote on the Proposals. Therefore, a broker non-vote will have the same effect as a vote against the Merger Proposal, but will have no effect on the Compensatory Proposal or the Adjournment Proposal.

If you hold shares through a bank, broker or other nominee and wish to vote your shares in person at the special meeting, you must obtain a legal proxy from your bank, broker, or other nominee and present it to the inspector of election with your ballot when you vote at the special meeting.

Revocability of Proxies; Changing Your Vote

If you are a stockholder of record, you may revoke your proxy and/or change your vote by:

•	sending a written notice (bearing a date later than the date of the proxy) stating that you revoke your proxy to WMB at One Williams Center, Tulsa, Oklahoma 74172-0172, Attn: Corporate Secretary;

•	submitting a valid, later-dated proxy by mail, telephone or the Internet; or

•	attending the special meeting and voting by ballot in person (your attendance at the special meeting will not, without voting, revoke any proxy that you have previously given).

If you choose to revoke your proxy by written notice or submit a later-dated proxy, you must do so by             , Central Time, on             .

If you hold your WMB common stock in street name through a bank, broker or other nominee, you must follow the directions you receive from such bank, broker or other nominee to revoke or change your vote.

Solicitation of Proxies

WMB will bear all costs and expenses in connection with the solicitation of proxies from its stockholders. WMB has engaged MacKenzie Partners, Inc. (“MacKenzie”) to assist in the solicitation of proxies for the special meeting and WMB estimates that it will pay MacKenzie a retainer fee of $75,000 and, from January 1, 2016, a quarterly retainer amount of $15,000 for its services for the merger, to be credited against the final fee, which will be in an amount to be mutually agreed upon between WMB and MacKenzie. WMB has also agreed to reimburse MacKenzie for reasonable and documented out-of-pocket expenses and disbursements incurred in connection with the proxy solicitation, such as phone calls with WMB stockholders. These expenses and disbursements could be substantial. WMB will indemnify MacKenzie against certain losses, costs and expenses. In addition, WMB will reimburse brokerage firms and other persons representing beneficial owners of WMB common stock for their reasonable expenses in forwarding solicitation materials to such beneficial owners. Proxies also may be solicited by certain of WMB’s directors, officers and employees by telephone, electronic mail, letter, facsimile or in person, but no additional compensation will be paid to them.

No Other Business

No business shall be conducted at the special meeting other than the matters described herein.

Adjournments

Adjournments may be made for the purpose of, among other things, soliciting additional proxies. If there are insufficient votes at the special meeting to approve the Merger Proposal and it is necessary or appropriate to solicit additional proxies, the special meeting may be adjourned. Whether or not a quorum is present, an adjournment may be made from time to time by the chairman of the meeting or by the affirmative vote of a majority of the votes cast on such adjournment. WMB is not required to notify WMB stockholders of any adjournment of 30 days or less if the time and place of the adjourned meeting are announced at the meeting at which such adjournment is taken, unless after the adjournment a new record date is fixed for the adjourned meeting. At any adjourned meeting, WMB may transact any business that it might have transacted at the original meeting, provided that a quorum is present at such adjourned meeting. Proxies submitted by WMB stockholders for use at the special meeting will be used at any adjournment or postponement of the special meeting. References to the special meeting in this proxy statement/prospectus are to such special meeting as adjourned or postponed.

Attending the Special Meeting

All WMB stockholders as of the close of business on the Record Date, or their duly appointed proxies, may attend the special meeting, subject to available seating. Admission to the special meeting will be on a first-come, first-served basis. Registration will begin on the date of the special meeting at             , local time, and seating will begin at             , local time. Cameras, recording devices and other electronic devices will not be permitted at the special meeting.

WMB stockholders and proxies will be asked to present valid picture identification, such as a driver’s license or passport. If you hold your shares in street name, you will also need to bring a copy of the voting instruction card you received from your bank, broker or other nominee for the special meeting or a brokerage statement reflecting your WMB common stock ownership as of the close of business on the Record Date and check in at the registration desk at the special meeting.

Assistance

If you need assistance in completing your proxy card, have questions regarding the special meeting, or would like additional copies, without charge, of this proxy statement/prospectus, please contact MacKenzie at (800) 322-2885.

THE MERGER

Background of the Merger

The WMB Board, together with senior management and with the assistance of WMB’s advisors, has periodically reviewed and considered various strategic opportunities and alternatives available to WMB in light of competitive and industry developments from time to time. These reviews have focused on WMB’s business strategy in light of the business, regulatory and economic environment of the energy industry, including the midstream sector, as well as discussions as to whether a strategic transaction offered the best avenue to enhance WMB stockholder value.

In February of 2014, Mr. Kelcy L. Warren, the Chairman of the board of directors of LE GP, contacted Mr. Alan Armstrong, the Chief Executive Officer and a director of WMB, and expressed interest in exploring a combination of ETE and WMB. Mr. Armstrong stated he did not believe WMB was interested in a combination but that, if Mr. Warren made an offer, he would take it to the WMB Board.

In November of 2014, Barclays, one of WMB’s financial advisors, received an informal indication of interest from Mr. Jamie Welch, the Group Chief Financial Officer and Head of Business Development of LE GP, regarding a potential transaction between WMB and ETE. A representative of Barclays reported this conversation to WMB management.

On November 19, 2014, a regular meeting of the WMB Board was convened in Mobile, Alabama. Members of WMB management were also in attendance. During this meeting, a director requested a separate session for the WMB Board to discuss ETE’s indication of interest. The WMB Board held such separate session telephonically on November 24, 2014 and concluded it would seek further guidance from Barclays and Cravath, Swaine & Moore LLP (“Cravath”), one of WMB’s outside legal counsel, to further consider the indication of interest. Shortly thereafter, representatives of Barclays informed representatives of ETE that the WMB Board had been made aware of Mr. Welch’s inquiry and that it was being considered.

On December 5, 2014, a special meeting of the WMB Board was telephonically convened. Members of WMB management and representatives of Barclays and Cravath were also in attendance. During this meeting, the WMB Board discussed the informal indication of interest from ETE. Representatives of Cravath reviewed with the WMB Board its fiduciary duties in considering the ETE inquiry. The WMB Board discussed various considerations in exploring a transaction with ETE at that time, including the potential impact on the pending merger between ACMP and WPZ (the “ACMP-WPZ merger”). After further discussion, the WMB Board determined that in light of the pending ACMP-WPZ merger, it was not in the best interest of WMB stockholders to engage with ETE at that time. The WMB Board requested that Barclays communicate to ETE that WMB was not interested in discussing a potential combination at that time, in light of the pending ACMP-WPZ merger. The WMB Board also requested that members of WMB management and representatives of Barclays prepare an overview of ETE and its affiliates for the December 18, 2014 WMB Board meeting and that they prepare a review of other strategic opportunities available to WMB for the January 2015 WMB Board meeting. Shortly after the meeting, representatives of Barclays informed representatives of ETE of the determination of the WMB Board.

On December 18, 2014, a special meeting of the WMB Board was telephonically convened. Members of WMB management and representatives of Barclays and Cravath were also in attendance. During this meeting, representatives of Barclays provided an overview of ETE and its affiliates, including, among other things, an overview of ETE’s then existing five publicly traded companies, the nature of ETE’s operations and sources of revenue, ETE’s acquisition history, organic growth prospects, recent developments and equity price performance. Representatives of Barclays advised the WMB Board that the overview would be further updated over the coming weeks, and the WMB Board requested that Barclays prepare certain additional materials for the January 2015 WMB Board meeting.

On January 20, 2015, a regular meeting of the WMB Board was convened in Tulsa, Oklahoma. Members of WMB management and representatives of Barclays and Cravath were also in attendance. During this meeting, representatives of Barclays made a presentation regarding strategic alternatives available to WMB, including growth opportunities and potential strategic transactions. The WMB Board discussed with Barclays and members of WMB management the various strategic alternatives. Following this discussion, the WMB Board determined to contact ETE after the completion of the ACMP-WPZ merger to obtain additional details about the nature and terms of ETE’s interest in a potential combination with WMB. The WMB Board then discussed Barclays’ qualifications, expertise, reputation and experience (including in the midstream sector). Following this discussion, the WMB Board instructed members of WMB management to formally retain Barclays to review and advise on strategic alternatives, including in relation to any potential sale of WMB. On February 3, 2015, WMB formally engaged Barclays to act as its financial advisor in connection with WMB’s review of its strategic alternatives.

On February 13, 2015, after the completion of the ACMP-WPZ merger, Mr. Armstrong contacted Mr. Warren to obtain additional details about the nature and terms of ETE’s interest in a potential business combination of ETE and WMB. Mr. Warren stated that he was only interested in exploring a combination if WMB was supportive of such a combination. Mr. Armstrong stated that WMB was not seeking a combination but WMB always considers strategic proposals and that he would convey any offer to the WMB Board.

On February 20, 2015, following the closing of the ACMP-WPZ merger, Mr. Welch called a representative of Barclays to further discuss a potential transaction between WMB and ETE. The representative of Barclays suggested to Mr. Welch that the best channel of communication to continue such discussion would be directly between Mr. Warren and Mr. Armstrong.

On February 26, 2015, Mr. Warren attempted to call Mr. Armstrong but was unable to reach him.

On March 2, 2015, Mr. Armstrong returned the call to Mr. Warren, and Mr. Warren invited Mr. Armstrong to meet to pursue a discussion of a potential business combination of ETE and WMB if WMB was supportive of a combination. Mr. Armstrong agreed to discuss the invitation with the WMB Board but reiterated that WMB was not seeking a combination but that WMB always considers strategic proposals and that he would convey any offer to the WMB Board.

On March 4, 2015, a regular meeting of the WMB Board was convened in Oklahoma City, Oklahoma. Mr. Armstrong reported his conversation with Mr. Warren. The WMB Board determined it would be beneficial for Mr. Armstrong and Mr. Warren to get to know each other better as leaders of energy companies to discuss general industry issues and that WMB would consider any strategic proposal, but recognized that there was no proposal pending for a potential transaction at that time and thus no basis for further engagement on that subject.

On March 5, 2015, a regular meeting of the WMB Board was convened in Oklahoma City, Oklahoma. Members of WMB management and representatives of Barclays were also in attendance. Members of WMB management and representatives of Barclays discussed with the WMB Board additional strategic alternatives available to WMB, including a potential transaction in which WMB would acquire all of the public outstanding common units of WPZ (the “WPZ merger”) and a potential combination with ETE. Representatives of Barclays made a presentation regarding the WPZ merger. The WMB Board discussed the rationale for the WPZ merger, further analysis that would be required, potential consequences and the next steps, timing and processes involving the conflicts committee (the “WPZ conflicts committee”) of the board of directors of WPZ GP LLC (the “WPZ Board”), that would be necessary to complete the WPZ merger. Representatives of Barclays also discussed other potential candidates for a strategic transaction, including ETE and other possible strategic counterparties.

On March 13, 2015, Mr. Armstrong responded to Mr. Warren’s pending invitation, agreeing that their assistants would work to find a mutually convenient time for them to meet socially to get to know each other better and discuss general industry issues and any opportunities between their companies. Such scheduling efforts over the ensuing weeks culminated in Mr. Warren’s invitation to Mr. Armstrong and Mr. Don Chappel, Senior Vice President and Chief Financial Officer of WMB, to a dinner on May 6, 2015 with Mr. Warren and Mr. Welch at Mr. Warren’s home in Dallas, Texas.

On April 2, 2015, a special meeting of the WMB Board was telephonically convened. Members of WMB management and representatives of Barclays were also in attendance. Members of WMB management discussed the potential WPZ merger with the WMB Board, including expected market receptivity for the potential WPZ merger, the potential premium to be paid to WPZ unitholders and the timing of any such transaction. The WMB Board determined that members of WMB management should continue to investigate a potential WPZ merger and further determined that WMB management, with the assistance of Barclays, should present the terms of the potential WPZ merger to the WPZ Board, and ask the WPZ conflicts committee to engage advisors to evaluate and negotiate the potential WPZ merger.

Later in the day on April 2, 2015, the WPZ Board held a telephonic meeting to introduce the proposed WPZ merger to the independent directors of the WPZ Board. During this meeting, after discussion, the WPZ Board, without adopting specific resolutions, delegated authority to evaluate the potential WPZ merger to the WPZ conflicts committee. The formal resolutions delegating authority to the WPZ conflicts committee were adopted by the WPZ Board, by unanimous written consent, on May 11, 2015 and authorized the WPZ conflicts committee to review, evaluate and negotiate the potential WPZ merger on behalf of WPZ for the purpose of providing, if appropriate, “Special Approval” pursuant to Section 7.9(a) of the WPZ partnership agreement and to evaluate the terms and conditions, and determine the advisability, of the potential WPZ merger.

On April 6, 2015, the WPZ conflicts committee participated in a conference call to discuss the selection of legal and financial advisors for the potential WPZ merger. The WPZ conflicts committee subsequently engaged Baker Botts LLP (“Baker Botts”) as its outside legal counsel and Evercore Partners L.L.C. (“Evercore”) as its financial advisor. An engagement letter detailing the terms of Baker Botts’ engagement was entered into on April 13, 2015. An engagement letter detailing the terms of Evercore’s engagement was executed on May 12, 2015.

Between April 2, 2015 and May 12, 2015, members of WMB management provided the WMB Board with regular updates regarding the status of the potential WPZ merger. During such period, representatives of Gibson, Dunn & Crutcher LLP (“Gibson Dunn”), one of WMB’s outside legal counsel, and Potter Anderson & Corroon LLP (“Potter Anderson”), WMB’s Delaware counsel, participated in multiple conference calls, and negotiated and finalized the terms of the merger agreement between WMB, WPZ and various other entities (the “WPZ merger agreement”) and related transaction documents, with Baker Botts.

On May 6, 2015, Mr. Armstrong and Mr. Chappel attended a dinner with Mr. Warren and Mr. Welch at Mr. Warren’s home in Dallas, Texas. At the dinner, the attendees discussed ETE’s strategy to serve customers’ needs with a diversified portfolio of energy assets, commercial opportunities between ETE and WMB and the possible industrial logic for a potential combination of WMB and ETE to support ETE’s diversified strategy. Mr. Armstrong pointed out the strength of WMB’s focus on a natural gas infrastructure strategy, rather than a diversified services strategy, but affirmed that he would discuss any ETE offer made with the WMB Board. Mr. Warren stated to Mr. Armstrong he would not make an offer unless Mr. Armstrong was supportive thereof. No offer was made to Mr. Armstrong or Mr. Chappel by Mr. Warren or Mr. Welch, nor was an offer requested by Mr. Armstrong or Mr. Chappel.

On May 11, 2015, WMB formally engaged Barclays to act as its financial advisor in connection with WMB’s review of the potential WPZ merger.

On May 12, 2015, a special meeting of the WMB Board was telephonically convened. Members of WMB management and representatives of Barclays, Gibson Dunn and Potter Anderson were also in attendance. During this meeting, the WMB Board discussed the proposed WPZ merger in which WMB would acquire all of the public outstanding common units of WPZ in an all stock-for-unit transaction at a ratio of 1.115 shares of WMB common stock per common unit of WPZ. Representatives of Gibson Dunn reviewed with the WMB Board its fiduciary duties in considering the WPZ merger and reviewed the principal legal terms of the WPZ merger agreement. In particular, the WMB Board discussed its right to change its recommendation under the WPZ merger agreement three days after providing notice of its intent to do so to the WPZ conflicts committee. Notwithstanding a change of recommendation, WMB would nevertheless remain obligated under the terms of the WPZ merger agreement to submit the WPZ merger to a vote of the WMB stockholders. The WMB Board also discussed the termination fee of $410 million payable by WMB to WPZ in certain circumstances, including any termination of the WPZ merger agreement following a failure to obtain the requisite approval of the WMB stockholders, through a waiver of a portion of WPZ GP LLC’s incentive distributions. Representatives of Barclays then presented its financial analyses regarding the consideration payable in the WPZ merger and delivered its oral opinion to the WMB Board, which was confirmed by delivery of a written opinion dated May 12, 2015, that, as of such date and based upon and subject to the limitations and assumptions set forth therein, the merger consideration to be paid by WMB pursuant to the WPZ merger agreement was fair, from a financial point of view, to WMB. Following discussion, the WMB Board unanimously determined that the transactions contemplated by the WPZ merger agreement were advisable, fair to and in the best interests of WMB and its stockholders, unanimously approved the WPZ merger agreement and unanimously recommended that WMB stockholders vote in favor of approving the WMB common stock issuance contemplated by the WPZ merger agreement and adopting a related amendment to WMB’s certificate of incorporation.

Later in the day on May 12, 2015, a special meeting of the WPZ Board was telephonically convened. During this meeting, after discussion, upon receipt of the unanimous recommendation of the WPZ conflicts committee, the WPZ Board unanimously approved the WPZ merger agreement and the transactions contemplated thereby, including the WPZ merger. Later that day, WMB and WPZ executed the WPZ merger agreement.

On May 13, 2015, WMB and WPZ issued a joint press release announcing the execution of the WPZ merger agreement and discussed the WPZ merger at the previously scheduled WMB Analyst Day.

On May 19, 2015, Mr. Armstrong received a letter from Mr. Warren, in which ETE proposed to acquire WMB in an all-equity transaction at an implied price of $64.00 per share of WMB common stock, which represented a 20% premium relative to the closing price of the shares of WMB common stock on May 19, 2015. The implied price of $64.00 would have resulted in an exchange ratio of 1.8673 ETE common units per share of WMB common stock, after giving effect to a two-for-one split of ETE’s units on July 27, 2015 and assuming that the equity to be received by WMB stockholders would be ETE common units or equity equivalent thereto. The letter indicated that the equity to be received by WMB stockholders in the proposed transaction would consist of shares of a new corporation that would only own ETE common units and that would be publicly traded on the NYSE and would effectively mirror the economic attributes of ETE common units. The letter also conditioned the offer on the termination of the WPZ merger agreement, and indicated that ETE would agree to a “hell or high water” regulatory standard in the definitive merger agreement.

On May 20, 2015, a regular meeting of the WMB Board was convened in Tulsa, Oklahoma. Members of WMB management were also in attendance. During this meeting, Mr. Armstrong reported that he had received the May 19 letter from Mr. Warren. The WMB Board discussed the letter and the process for reviewing it and decided to further discuss the letter the following day with the benefit of WMB’s advisors.

On May 21, 2015, the WMB Board convened in Tulsa, Oklahoma. Members of WMB management and representatives of Barclays, Cravath and Gibson Dunn were also in attendance. During this meeting, the WMB Board discussed the May 19 letter from Mr. Warren. Representatives of Cravath and Gibson Dunn reviewed with the WMB Board its fiduciary duties in considering ETE’s proposal. Representatives of Barclays then outlined a process to perform a financial analysis of ETE’s proposal and discussed with the WMB Board various other matters related to ETE’s proposal, including the equity consideration proposed by ETE, ETE’s condition that WMB terminate the WPZ merger agreement, expected WMB stockholder reaction to ETE’s proposal and other potential strategic alternatives available to WMB. The WMB Board and its advisors then discussed ETE’s governance structure and the process to evaluate ETE’s proposal, including WMB’s obligations under the WPZ merger agreement. During this discussion, a representative of Barclays noted that Barclays had a separate team that advised and provided services for ETE from time to time on certain matters, but that this team was not involved in advising ETE with respect to its current proposal to WMB, as set forth in the May 19 letter. After representatives of Barclays had left the meeting, the WMB Board and representatives of Cravath and Gibson Dunn considered whether to engage Barclays for this matter and whether to engage a second financial advisor. After substantial discussion, the WMB Board determined that, given Barclays’ prior history with WMB and Barclays’ extensive knowledge of WMB’s business and the industry, Barclays should continue to advise WMB. WMB had received assurances from Barclays that the Barclays team that advised and provided services for ETE from time to time on certain matters and the Barclays team advising WMB did not share any information in connection with ETE’s current proposal to WMB, as set forth in the May 19 letter. The WMB Board also authorized Cravath, Gibson Dunn and members of WMB management to identify and recommend potential additional financial advisors for the WMB Board’s consideration to assist the WMB Board in its review of ETE’s proposal, as set forth in the May 19 letter and other potential strategic alternatives. The WMB Board also authorized Cravath and Gibson Dunn to survey the members of the WMB Board to identify each director’s holdings in ETE. Representatives of Barclays then returned to the meeting, and after further discussion, the WMB Board determined that Mr. Armstrong should inform Mr. Warren that ETE’s proposal had been received and that the WMB Board would carefully consider it. Later that day, Mr. Armstrong communicated such message to Mr. Warren.

After the May 21 WMB Board meeting, members of WMB management and representatives of Cravath and Gibson Dunn conferred and, after evaluating the qualifications, expertise, reputation and experience (including in the midstream sector and with transactions of a size and complexity comparable to ETE’s proposal) of several potential financial advisors, identified two potential candidates for the WMB Board’s consideration: Lazard and another financial advisor (“Financial Advisor A”).

On May 23, 2015, a special meeting of the WMB Board was telephonically convened. Members of WMB management and representatives of Cravath and Gibson Dunn were also in attendance. During this meeting, representatives of Cravath identified Lazard and Financial Advisor A as two potential candidates that WMB could engage to assist the WMB Board in its evaluation of ETE’s proposal. After a discussion of Lazard’s and Financial Advisor A’s qualifications, expertise, reputation and experience (including in the midstream sector and with transactions of a size and complexity comparable to ETE’s proposal), the WMB Board authorized representatives of Cravath to contact representatives of Lazard and Financial Advisor A to review their transaction history with WMB and ETE. The WMB Board also discussed the process for members of the WMB Board to interview representatives of a potential second financial advisor. In addition, the WMB Board discussed how Barclays and the potential second financial advisor might coordinate their financial analyses and the potential fee structures that could be implemented to compensate Barclays and such second financial advisor for their services.

Over the weekend of May 23 and 24, 2015, representatives of Cravath contacted representatives of Lazard and Financial Advisor A to determine if they had previously been engaged by WMB or ETE and whether, as a result (or for any other reasons), either Lazard or Financial Advisor A would have a conflict in advising the WMB Board. Representatives of Lazard informed representatives of Cravath that Lazard had previously been engaged by an affiliate of ETE, but that in that role Lazard had been adverse to ETE, and that Lazard had not been engaged by WMB previously. Representatives of Financial Advisor A informed representatives of Cravath that Financial Advisor A had previously been engaged by ETE and that Financial Advisor A had not been engaged by WMB previously. Representatives of Cravath discussed these findings with Mr. Frank MacInnis, Chairman of the WMB Board. As previously requested by the WMB Board, representatives of Cravath arranged for a meeting between certain members of the WMB Board and representatives of Lazard.

On May 26, 2015, certain members of the WMB Board interviewed representatives of Lazard. During this interview, the members of the WMB Board and representatives of Lazard discussed Lazard’s qualifications, expertise, reputation and experience (including in the midstream sector and with transactions of a size and complexity comparable to ETE’s proposal). Following the interview, Mr. MacInnis instructed members of WMB management and representatives of Cravath and Gibson Dunn to negotiate proposed terms for the retention of Barclays and Lazard, including a fee structure consistent with the WMB Board’s previous guidance, for consideration by the WMB Board.

On May 28, 2015, a special meeting of the WMB Board was telephonically convened. Members of WMB management and representatives of Barclays, Lazard, Cravath and Gibson Dunn were also in attendance. During this meeting, the WMB Board discussed with representatives of Barclays and Lazard the proposed scope and timeline for the financial analyses to be performed with respect to ETE’s proposal. After representatives of Barclays and Lazard left the meeting, the WMB Board reviewed with representatives of Cravath and Gibson Dunn the proposed terms, including the fee structure, on which Barclays and Lazard would be retained by WMB to perform financial advisory services. The WMB Board then authorized WMB management to negotiate a letter agreement to supplement the existing strategic alternatives engagement letter, dated February 3, 2015, between WMB and Barclays without deviating from the WMB Board’s instructions on fee structure. The WMB Board also authorized WMB management to negotiate an engagement letter with Lazard without deviating from the WMB Board’s instructions on fee structure. The WMB Board determined not to authorize fees for a formal opinion from Barclays or Lazard on ETE’s proposal at that time and to provide the WMB Board with an opportunity to review both engagement letters prior to their execution.

During late May and early June, members of WMB management and representatives of Cravath negotiated the draft engagement letters between WMB and each of Barclays and Lazard consistent with the WMB Board’s instructions, and WMB formally engaged Barclays and Lazard to act as its financial advisors on June 15, 2015.

On May 29, 2015, a couple of WMB directors raised concerns regarding whether all material information had been provided to the WMB Board in connection with its approval of the WPZ merger agreement.

On May 30, 2015, Mr. MacInnis, Mr. Armstrong and representatives of Cravath participated in a conference call during which they discussed the concerns raised by certain directors regarding whether all material information had been provided to the WMB Board in connection with its approval of the WPZ merger agreement.

On June 1, 2015, a special meeting of the WMB Board was telephonically convened. Members of WMB management and representatives of Cravath and Gibson Dunn were also in attendance. During this meeting, the WMB Board discussed that certain directors had made certain inquiries regarding whether all material information had been provided to the WMB Board in connection with its approval of the WPZ merger agreement. The WMB Board then discussed potential actions with respect to the inquiries and concluded that a panel of independent directors (the “director inquiry panel”), led by Dr. Kathleen Cooper, a director of WMB, should gather more information relating to the inquiries and promptly report its findings back to the WMB Board. The director inquiry panel was tasked with ascertaining whether the WMB Board had been provided with all material information necessary in connection with the approval of the WPZ merger and to determine whether it had all material information necessary to assess ETE’s proposal. The WMB Board authorized the director inquiry panel to retain outside legal counsel in connection with the inquiries. The WMB Board also discussed whether to inform ETE that the WMB Board would likely require additional time to review ETE’s proposal in light of these inquiries, as the WMB Board recognized that the review of these inquiries could impact the timing of its response to ETE. The WMB Board determined to instruct Barclays and Lazard to continue their ongoing review of ETE’s proposal and WMB’s other strategic alternatives during the review of these inquiries. ETE’s proposal was further discussed and it was determined that representatives of Lazard would reiterate to representatives of ETE that the WMB Board was carefully considering ETE’s proposal. Later that day, representatives of Lazard communicated such message to representatives of ETE.

On June 2, 2015, a special meeting of the WMB Board was telephonically convened. Members of WMB management and representatives of Cravath were also in attendance. During this meeting, Dr. Cooper informed the WMB Board that Mr. Ralph Izzo and Mr. Steven Nance would also serve on the director inquiry panel and that the director inquiry panel had retained an investigative Cravath team to assist it in its inquiries and was gathering information and scheduling interviews with certain individuals. Members of WMB management also reviewed with the WMB Board the progress that had been made by representatives of Barclays and Lazard in its financial analyses of ETE’s proposal.

On June 10, 2015, Mr. MacInnis received a letter from Mr. Warren, reiterating ETE’s proposal to acquire WMB in an all-equity transaction at an implied price of $64.00 per share of WMB common stock, which represented a 34% premium relative to the closing price of the shares of WMB common stock on June 10, 2015. The implied price of $64.00 would have resulted in an exchange ratio of 1.8692 ETE common units per share of WMB common stock, after giving effect to a two-for-one split of ETE’s units on July 27, 2015 and assuming that the equity to be received by WMB stockholders would be ETE common units or equity equivalent thereto. The letter also indicated that ETE desired to begin negotiations immediately, was prepared to conduct mutual due diligence (and had prepared a mutual non-disclosure agreement to this end) and negotiate transaction documentation in a short period of time. The letter stated that representatives of ETE expected to hear from representatives of WMB by the end of the week.

Also on June 10, 2015, LE GP held a telephonic special meeting of its board of directors to provide an update on ETE’s proposed transaction with WMB. The board of directors of LE GP discussed the premium price offered to WMB, the proposed transaction structure, including formation of ETC and the view that the transaction would not present any material regulatory concerns.

On June 11, 2015, a special meeting of the WMB Board was telephonically convened. Members of WMB management and representatives of Barclays, Lazard, Cravath and Gibson Dunn were also in attendance. During this meeting, the WMB Board discussed ETE’s June 10 letter and potential responses to it. The WMB Board also discussed with representatives of Barclays and Lazard the expected timing of the completion of their respective financial analyses of ETE’s proposal. In addition, the WMB Board discussed the expected timing of completion of the inquiries by the director inquiry panel. After further discussion, the WMB Board determined that the director inquiry panel should complete its work prior to WMB providing a substantive response to ETE’s proposal. The WMB Board then authorized Mr. MacInnis to send Mr. Warren a letter to inform him that the WMB Board was working with financial advisors and outside legal counsel to expeditiously complete its review of ETE’s proposal consistent with its fiduciary duties and that representatives of WMB would not be able to respond to ETE’s proposal by the end of the week, but that they would contact representatives of ETE once they had greater clarity as to the timing of WMB’s response. Later in the day on June 11, 2015, Mr. MacInnis sent Mr. Warren such a letter.

On June 15, 2015, a special meeting of the WMB Board was telephonically convened. Members of WMB management and representatives of Cravath and Gibson Dunn were also in attendance. During this meeting, the director inquiry panel reported that, based on the information gathered, the director inquiry panel concluded that the WMB Board had all material information prior to approving the WPZ merger agreement and had all material information necessary to assess ETE’s proposal. In addition, the WMB Board reviewed the terms and conditions of Barclays’ and Lazard’s engagement with the assistance of representatives of Cravath and Gibson Dunn and directed members of WMB management to execute such engagement letters.

On June 18, 2015, the WMB Board received a letter from ETE, in which ETE again reiterated its proposal to acquire all of the outstanding shares of WMB common stock in an all-equity transaction at an implied price of $64.00 per share, which represented a 32% premium relative to the closing price of the shares of WMB common stock on June 17, 2015. The implied price of $64.00 would have resulted in an exchange ratio of 1.8325 ETE common units per share of WMB common stock, after giving effect to a two-for-one split of ETE’s units on July 27, 2015 and assuming that the equity to be received by WMB stockholders would be ETE common units or equity equivalent thereto. The letter confirmed the terms of ETE’s prior proposal, including that (1) the equity to be received by WMB stockholders in the proposed transaction would consist of a fixed number of shares of a new limited partnership entity that would elect to be treated as a corporation for tax purposes, would own no assets other than ETE common units and would be publicly traded on the NYSE, (2) the offer was contingent on the termination of the WPZ merger agreement and (3) ETE would agree to a “hell or high water” regulatory standard in the definitive merger agreement. The letter indicated that it would be ETE’s last attempt to engage in a non-public discussion regarding a mutually negotiated transaction, requested that WMB deliver a complete and substantive response by 9:00 a.m. ET on June 22, 2015 and noted that if WMB failed to do so, then ETE would publicize its proposal to WMB stockholders and would plan to take its proposal directly to WMB stockholders. The letter also attached a mutual non-disclosure agreement executed by ETE.

On June 20, 2015, a special meeting of the WMB Board was convened in Tulsa, Oklahoma. Members of WMB management and representatives of Barclays, Lazard, Cravath and Gibson Dunn were also in attendance. During this meeting, representatives of Cravath and Gibson Dunn reviewed with the WMB Board its fiduciary duties and WMB’s obligations pursuant to the WPZ merger agreement in light of ETE’s proposal. Members of WMB management made a presentation to the WMB Board regarding management’s outlook for WMB. Representatives of Barclays then discussed Barclays’ analysis of ETE’s proposal, including various financial analyses of WMB, transaction structure and tax considerations, potential alternative forms of consideration and potential strategic alternatives. Additionally, Barclays provided the WMB Board information with respect to Barclays’ relationships since 2012 with ETE, together with WMB, WPZ and their respective affiliates, through which Barclays had provided certain advice or services from time to time, together with the approximate compensation Barclays received for such advice or services. Representatives of Lazard then discussed Lazard’s analysis of ETE’s proposal, including various financial analyses of WMB, other forms of consideration and other strategic alternatives. During the respective presentations by Barclays and Lazard, the WMB Board engaged in extensive discussion with its advisors regarding each financial advisor’s respective financial analyses, including the assumptions and methodologies underlying such analyses. The WMB Board then discussed whether ETE’s proposal provided an adequate basis on which to begin discussions with ETE and the possibility of exploring a range of other potential strategic alternatives. After further discussion, the WMB Board authorized management to publicly announce that it was commencing a process to explore a range of strategic alternatives (the “strategic alternatives review process”) and to communicate to ETE that its proposal did not provide an adequate basis on which to begin discussions regarding a potential transaction and that it significantly undervalued WMB. The WMB Board also resolved to form a strategic review administrative committee (the “strategic review committee”), comprised of Mr. Nance, Ms. Janice Stoney and Ms. Laura Sugg, to oversee, on behalf of the WMB Board, the administration of the strategic alternatives review process.

Later in the day on June 20, 2015, a meeting of the strategic review committee was convened in Tulsa, Oklahoma. A member of WMB management and a representative of Cravath were also in attendance. During this meeting, the strategic review committee appointed Ms. Sugg as the chairperson of the strategic review committee and reviewed the letter that Mr. Armstrong would send to Mr. Warren. During another meeting of the strategic review committee on June 21, 2015, the strategic review committee again reviewed the letter that Mr. Armstrong would send to Mr. Warren and also reviewed the press release that the WMB Board had authorized WMB to issue announcing the strategic alternatives review process.

On June 21, 2015, Mr. Armstrong sent Mr. Warren a letter which stated that the WMB Board had determined that ETE’s proposal significantly undervalued WMB, did not provide an adequate basis on which to begin discussions regarding a potential transaction and would not deliver value commensurate with what WMB expected to achieve on a standalone basis and through other growth initiatives, including through the previously proposed acquisition of all of the public outstanding common units of WPZ. The letter also indicated that WMB was commencing the strategic alternatives review process and invited ETE to participate in it. The letter indicated that all participants would be subject to a confidential disclosure agreement and enclosed a form of the agreement for ETE’s review.

Later in the day on June 21, 2015, WMB issued a press release announcing that the WMB Board had authorized a process to explore a range of strategic alternatives following receipt of an unsolicited proposal to acquire WMB in an all-equity transaction at an implied price of $64.00 per share of WMB common stock. The press release also announced that, with the assistance of its financial advisors and outside legal counsel, the WMB Board carefully considered the unsolicited proposal and determined that it significantly undervalued WMB and would not deliver value commensurate with what WMB expected to achieve on a standalone basis and through other growth initiatives, including through the previously proposed acquisition of all the public outstanding common units of WPZ.

Later in the day on June 21, 2015, Mr. Armstrong called the chair of the WPZ conflicts committee, and a representative of Gibson Dunn called a representative of Baker Botts, in each case to inform them that the WMB Board was undertaking the strategic alternatives review process and that WMB intended to continue to implement the transactions contemplated by the WPZ merger agreement in accordance with its terms.

On June 22, 2015, ETE issued a press release confirming that it was the party that had made the proposal to acquire WMB and stated that ETE was willing to acquire all of the outstanding equity of WMB at a fixed exchange ratio of 0.9358 ETC common shares per share of WMB common stock, which would have resulted in an exchange ratio of 1.8716 ETC common shares per share of WMB common stock after giving effect to a two-for-one split of ETE’s units on July 27, 2015, contingent on termination of the WPZ merger agreement.

Later in the day, on June 22, 2015, a meeting of the strategic review committee was telephonically convened. Members of WMB management and representatives of Barclays, Lazard, Cravath and Gibson Dunn were also in attendance. During this meeting, the strategic review committee discussed with its advisors the process, timing and other considerations for the strategic alternatives review process. After discussion, the strategic review committee authorized representatives of WMB, Barclays and Lazard to contact 18 potential counterparties, including ETE and five other strategic parties which we refer to as Party A, Party B, Party C, Party D and Party E, to solicit their interest in participating in the strategic alternatives review process. The strategic review committee also discussed other potential strategic alternatives available to WMB, including the WPZ merger and other standalone alternatives, and requested that Barclays and Lazard assist members of WMB management in the analysis of these alternatives.

Over the course of several days beginning on June 22, 2015, representatives of WMB, Barclays and Lazard communicated with the potential counterparties to solicit their interest in participating in the strategic alternatives review process. In cases where the potential counterparties, other than ETE, indicated a preliminary level of interest and a willingness to enter into a confidential disclosure agreement, representatives of WMB, Barclays or Lazard distributed to those potential counterparties a bid instruction letter relating to submission of a first round, non-binding indication of interest to acquire 100% of the capital stock of WMB. The bid instruction letter specified a bid deadline of July 27, 2015. The bid instruction letter also indicated that all potential counterparties would be subject to a confidential disclosure agreement and enclosed a form of the agreement for the potential counterparty’s review. As part of these discussions, representatives of Party D requested an introductory meeting with members of WMB management.

On June 25, 2015, a meeting of the strategic review committee was telephonically convened. Members of WMB management and representatives of Barclays, Lazard, Cravath and Gibson Dunn were also in attendance. During this meeting, the strategic review committee discussed, among other things, various communications that had occurred between representatives of WMB, Barclays, Lazard and Cravath, on the one hand, and representatives of potential counterparties, on the other hand, including the negotiation of confidential disclosure agreements with several of the potential counterparties.

Also on June 25, 2015, as previously approved by the strategic review committee, members of WMB management and members of Party D management held an introductory in-person meeting in Tulsa, Oklahoma.

Also on June 25, 2015, Wachtell, Lipton, Rosen & Katz (“Wachtell”), counsel to ETE, delivered to Cravath a mark-up of the draft confidentiality agreement sent by Mr. Armstrong to Mr. Warren. Between June 25 and July 16, 2015, Wachtell and Cravath negotiated the confidentiality agreement on behalf of their respective clients, with the primary points of discussion relating to the standstill provisions requested by WMB.

On each of June 29 and July 1, 2015, a meeting of the strategic review committee was telephonically convened. Members of WMB management and representatives of Barclays, Lazard, Cravath and Gibson Dunn were also in attendance. During these meetings, the strategic review committee discussed, among other things, various communications that had occurred between representatives of WMB, Barclays, Lazard and Cravath, on the one hand, and representatives of potential counterparties, on the other hand. Representatives of Barclays and Lazard noted the level of interest expressed by certain counterparties and the status of the negotiation of confidential disclosure agreements and also informed the strategic review committee of certain potential counterparties that had declined to participate in the strategic alternatives review process. The strategic review committee also discussed with its advisors potential standalone strategic alternatives that should be considered by the WMB Board, including continuing to pursue the WPZ merger, divesting certain assets or businesses and acquiring certain assets or businesses (such alternatives, the “potential standalone strategic alternatives”).

During the end of June and the beginning of July 2015, WMB’s management proposed the retention of a separate banking advisor to assist management in the effort to develop standalone alternatives that would not present themselves in the auction process. The strategic review committee, counsel, the financial advisors and management then discussed the proposal and it was determined Barclays and Lazard could provide the necessary additional support for this effort.

On July 2, 2015, a meeting of the strategic review committee was telephonically convened. Members of WMB management and representatives of Cravath and Gibson Dunn were also in attendance. During this meeting, the strategic review committee discussed the status of certain confidential disclosure agreements that were being negotiated with certain potential counterparties, including ETE, as well as the update on the strategic alternatives review process that would be presented by the strategic review committee to the WMB Board on the following day.

On July 3, 2015, a special meeting of the WMB Board was telephonically convened. Members of WMB management and representatives of Barclays, Lazard, Cravath and Gibson Dunn were also in attendance. At this meeting, the strategic alternatives review process was discussed. The members of the strategic review committee provided the other members of the WMB Board with an update on the strategic alternatives review process, including that (a) potential standalone strategic alternatives were being evaluated and the forecasts for such standalone strategic alternatives were being prepared, (b) 18 potential counterparties had been contacted, (c) there had been a constructive dialogue with ETE regarding the negotiation of a confidential disclosure agreement, but that the parties were still discussing whether the agreement would include a “standstill” provision, (d) Party B, Party C, Party D and Party E had executed confidential disclosure agreements and other potential counterparties were actively negotiating confidential disclosure agreements and (e) management presentations were expected to begin during the following week.

On July 5, 2015, a meeting of the strategic review committee was telephonically convened. Members of WMB management and representatives of Cravath and Gibson Dunn were also in attendance. During this meeting, the strategic review committee discussed the status of the confidential disclosure agreement that was being negotiated with ETE.

On July 6, 2015, Party A executed a confidential disclosure agreement.

On July 8, 2015, a meeting of the strategic review committee was telephonically convened. Members of WMB management and representatives of Barclays, Lazard, Cravath and Gibson Dunn were also in attendance. During this meeting, the strategic review committee discussed the status of the confidential disclosure agreement that was being negotiated with ETE. Representatives of Cravath informed the strategic review committee that representatives of ETE, in light of ETE’s existing public offer to acquire WMB, had resisted including a “standstill” provision in the agreement. The strategic review committee discussed the benefits of a “standstill” provision, but that the execution by ETE of a confidential disclosure agreement (with or without a “standstill” provision) would facilitate constructive discussions regarding a potential transaction. After a discussion, the strategic review committee authorized Cravath to send representatives of ETE proposed drafts of a confidential disclosure agreement that did not contain a “standstill” provision.

On July 9, 2015, a special meeting of the WMB Board was telephonically convened. Members of WMB management and representatives of Cravath were also in attendance. During this meeting, the WMB Board discussed, among other things, the status of the strategic alternatives review process.

Later in the day on July 9, 2015, representatives of Barclays and Lazard each made a separate presentation to members of WMB management and certain directors regarding potential standalone strategic alternatives.

Also, on July 9, 2015, Mr. Thomas Mason, Senior Vice President, General Counsel and Secretary of ETP, sent a letter to WMB on behalf of ETE regarding WMB’s operations and the potential effects on a combination between WMB and ETE in light of the existing conditions in the market for natural gas liquids.

On July 13, 2015, representatives of Party D sent a letter to members of WMB management to inform them that Party D would no longer be participating in the strategic alternatives review process.

Later in the day on July 13, 2015, a meeting of the strategic review committee was telephonically convened. Members of WMB management and representatives of Barclays, Lazard, Cravath and Gibson Dunn were also in attendance. At this meeting, the strategic review committee discussed that Party D had withdrawn from the strategic alternatives review process. Representatives of Cravath also discussed with the strategic review committee the status of the confidential disclosure agreement that was being negotiated with ETE and noted that a form of the agreement that included bilateral confidentiality obligations with no “standstill” provision was close to being finalized. The strategic review committee also discussed with its advisors the status of other potential counterparties and potential standalone strategic alternatives (including the financial projections for the standalone strategic alternatives), as well as the potential timeline for the strategic alternatives review process.

Between June 23 and July 14, 2015, twelve potential counterparties informed representatives of WMB, Barclays or Lazard that they would not participate in the strategic alternatives review process.

On July 14, 2015, a special meeting of the WMB Board was telephonically convened. Members of WMB management and representatives of Barclays, Lazard, Cravath and Gibson Dunn were also in attendance. At this meeting, the members of the strategic review committee informed the other members of the WMB Board that Party D had withdrawn from the strategic alternatives review process. The strategic review committee and representatives of Barclays and Lazard also discussed with the WMB Board the status of other potential counterparties, certain potential standalone strategic alternatives and the potential timeline for the strategic alternatives review process. Representatives of Cravath also discussed the status of the confidential disclosure agreement that was being negotiated with ETE.

Also on July 14, 2015, representatives of Barclays and Lazard participated in a conference call with members of WMB management to discuss potential standalone strategic alternatives and the status of the financial analyses with respect to these alternatives.

On July 16, 2015, representatives of Barclays, Lazard and Cravath discussed with a couple of WMB directors the content of the presentation regarding potential standalone strategic alternatives previously discussed with WMB management and certain other directors on July 9, 2015.

Also on July 16, 2015, WMB and ETE executed a mutual confidential disclosure agreement without a “standstill” provision.

Also on July 16, 2015, a meeting of the strategic review committee was telephonically convened. Members of WMB management and representatives of Barclays, Lazard, Cravath and Gibson Dunn were also in attendance. During this meeting, representatives of Cravath reported that ETE had executed a mutual confidential disclosure agreement and summarized the terms thereof. The strategic review committee and its advisors also discussed the process for responding to a diligence request list that representatives of ETE had sent to WMB. The strategic review committee also discussed with the advisors the status of other potential counterparties and potential standalone strategic alternatives. In addition, representatives of Cravath and Gibson Dunn discussed with the strategic review committee WMB’s obligations pursuant to the WPZ merger agreement and potential options to explore in connection with the strategic alternatives review process, including amending the WPZ merger agreement if necessary.

On July 17, 2015, a representative of Barclays provided to a representative of WMB a relationship disclosure summary for the WMB Board’s reference, including information with respect to Barclays’ relationships since 2012 with certain potential bidders for WMB through which Barclays had provided certain advice or services from time to time, together with the approximate compensation Barclays received for such advice or services.

During July, August and September of 2015, representatives of WMB, Barclays, Lazard, Cravath and Gibson Dunn engaged in various in-person and telephonic diligence sessions with the potential counterparties and their respective advisors. In addition, WMB made available to certain of the potential counterparties and their respective advisors an electronic data room, which was periodically updated with additional diligence materials. Certain of the potential counterparties also made available to WMB and its advisors electronic data rooms, which were periodically updated with additional diligence materials.

Also during July, August and September of 2015, representatives of WMB presented and received various management presentations with respect to several potential counterparties. In addition, WMB made available to the WMB Board the management presentations that were prepared by such potential counterparties, as well as certain other materials.

On July 20, 2015, a special meeting of the WMB Board was telephonically convened. Members of WMB management and representatives of Cravath and Gibson Dunn were also in attendance. The strategic review committee and representatives of Cravath discussed with the WMB Board the status of discussions with ETE, Party A and Party B, including the confidential disclosure agreement that had been executed by ETE and the fact that members of WMB management were expected to meet with members of ETE management on July 23 and 24, 2015. The WMB Board and its advisors also discussed potential standalone strategic alternatives that should be considered in the strategic alternatives review process, as well as the potential timeline for the strategic alternatives review process.

Also on July 20, 2015, representatives of Barclays and Lazard participated in a conference call with members of WMB management to discuss potential standalone strategic alternatives and the status of each financial advisor’s financial analysis with respect to these alternatives.

On July 21, 2015, ETE received a letter from a representative of Lazard setting forth a description of the process for the next phase of WMB’s review of strategic alternatives, which letter specified a request for submission of an indicative proposal regarding an acquisition of WMB by 12:00 pm EDT on July 27, 2015.

On July 22, 23, and 24, 2015, Mr. MacInnis, Ms. Sugg, representatives from MacKenzie and from WMB, participated in various meetings with representatives of 20 WMB stockholders and two other institutional investors to discuss the WMB stockholders’ perspectives on the strategic alternatives review process.

On July 22 and July 23, representatives of ETE and WMB met in Houston to receive presentations by the management teams on their respective businesses.

On July 23, 2015, representatives of Party C informed representatives of Lazard that Party C would not be submitting a bid to acquire 100% of the capital stock of WMB.

On July 24, 2015, the chief executive officer of Party E called Mr. Armstrong to inform him that Party E would no longer be participating in the strategic alternatives review process.

On July 27, 2015, WMB received written initial non-binding indications of interest from ETE, Party A and Party B. In these letters, (1) ETE proposed to acquire all of the shares of WMB common stock in exchange for 1.8716 ETC common shares per share of WMB common stock, contingent on termination of the WPZ merger agreement, (2) Party A proposed to acquire all of the shares of WMB common stock in exchange for a specified number of Party A shares and (3) Party B proposed to acquire all of the shares of WMB common stock by way of a “double dummy” merger structure in which a new corporation would own both WMB and Party B and the WMB stockholders and Party B would own 35% and 65%, respectively, of the new corporation. Each of Party A and Party B indicated in its letter that it would not require that the WPZ merger agreement be terminated in connection with a potential transaction.

Also on July 27, 2015, representatives of Barclays and Lazard participated in a conference call with members of WMB management to discuss potential standalone strategic alternatives and the status of each financial advisor’s respective financial analysis with respect to these alternatives.

On July 31, 2015, a meeting of the strategic review committee was telephonically convened. Members of WMB management and representatives of Barclays, Lazard, Cravath and Gibson Dunn were also in attendance. At this meeting, representatives of Barclays and Lazard reviewed each of the initial non-binding indications of interest that had been received on July 27, 2015. The strategic review committee discussed with members of WMB management and the advisors the terms proposed in each of the indications of interest received. The strategic review committee concluded that each of ETE’s proposal and Party A’s proposal could be the basis for an attractive potential transaction, but that Party B’s proposal would not offer any premium to WMB stockholders. Representatives of Barclays and Lazard recommended that ETE and Party A should be invited to participate in the second round of the strategic alternatives review process and that Party B should not be invited to continue based on its current proposal. After discussion, the strategic review committee agreed with the recommendation. The strategic review committee and WMB’s advisors also discussed the potential timeline for the strategic alternatives review process, potential standalone strategic alternatives and potential outcomes of the regulatory process in connection with a transaction with ETE or Party A. During the next few days, (a) representatives of Lazard discussed with representatives of ETE various matters relating to ETE’s proposal, including concerns with ETE’s proposed transaction structure and the value of its offer, (b) representatives of Lazard discussed with representatives of Party A various matters relating to Party A’s proposal, including regulatory concerns raised by Party A’s proposal, and (c) representatives of Barclays informed representatives of Party B that its offer was not competitive and, therefore, Party B was unlikely to be invited to continue to the second round of the strategic alternatives review process unless it enhanced its offer.

During August of 2015, representatives of WMB management prepared additional WMB forecasts with the help of Barclays and Lazard to consider the potential effects of changing market conditions, including lower commodity prices.

On August 1, 2015, representatives of WMB, ETE, Cravath, Wachtell, Latham & Watkins LLP (“Latham”), another of ETE’s outside legal counsel, Barclays, Lazard and Intrepid Financial Partners (“Intrepid”), one of ETE’s financial advisors, participated in a conference call to discuss certain transaction structure and tax matters relating to ETE’s July 27 proposal. After discussion, WMB’s advisors concluded that ETE’s current proposal raised concerns regarding the value of ETC common shares as compared to the value of ETE common units, including in terms of likely future distributions (we refer to this concept as “economic equivalence”). WMB’s advisors discussed the implications on the valuation of ETE’s proposal in light of the concerns regarding economic equivalence, as well as potential solutions that could be implemented to address these concerns.

Also on August 1, 2015, representatives of Party A and its outside legal counsel participated in a meeting with members of WMB management and representatives of Gibson Dunn to discuss the regulatory concerns raised by Party A’s proposal.

On August 3, 2015, representatives of Barclays and Lazard invited ETE and Party A to participate in the second round of the strategic alternatives review process and requested that each party submit a final bid to acquire 100% of the capital stock of WMB by August 24, 2015.

Also on August 3, 2015, a meeting of the strategic review committee was telephonically convened. Members of WMB management and representatives of Barclays, Lazard, Cravath and Gibson Dunn were also in attendance. During this meeting, representatives of Barclays and Lazard reported on the discussions that they had with representatives of ETE, Party A and Party B during the preceding days. A discussion also ensued regarding possible solutions to the regulatory concerns raised by Party A’s proposal.

On August 4, 2015, representatives of Party B sent a letter to representatives of Barclays and Lazard to inform them that Party B would not be improving the terms of its July 27 proposal.

Also on August 4, 2015, representatives of WMB, ETE, Cravath, Wachtell and Latham participated in a conference call to discuss further certain transaction structure and tax matters relating to the ETE’s July 27 proposal. During this call, the parties discussed the concerns raised by WMB’s advisors regarding the economic equivalence of ETC common shares and ETE common units.

On August 5, 2015, members of WMB management and representatives of Gibson Dunn participated in a meeting to discuss the regulatory concerns raised by Party A’s proposal.

Also on August 5, 2015, representatives of Wachtell sent to Cravath a draft merger agreement in an effort to expedite a negotiation of a mutually acceptable merger agreement between ETE and WMB.

On August 8, 2015, representatives of Cravath sent a draft merger agreement to representatives of Wachtell and a draft merger agreement to representatives of Party A’s outside legal counsel. The draft merger agreement sent to representatives of Wachtell indicated that the transaction structure would need to be discussed and set forth proposals for addressing the concerns previously raised regarding the economic equivalence of ETC common shares and ETE common units. The draft merger agreement sent to representatives of Wachtell also proposed, in light of the requirement that the WPZ merger be submitted to a vote of the WMB stockholders even if the WMB Board changed its recommendation of the WPZ merger, that: (i) ETE execute the merger agreement together with a side letter agreeing not to withdraw, revoke or rescind their execution of the merger agreement at any time before the WPZ merger agreement had been submitted to a vote of the WMB stockholders; and (ii) WMB countersign the merger agreement after termination of the WPZ merger agreement.

On August 9, 2015, a meeting of the strategic review committee was telephonically convened. Members of WMB management and representatives of Cravath and Gibson Dunn were also in attendance. During this meeting, the strategic review committee discussed the status of the diligence process for each of ETE and Party A.

On August 10, 2015, representatives of Party A’s outside legal counsel sent representatives of Cravath a term sheet that set forth a proposal for amending the terms of the pending acquisition by WMB of all of the public outstanding common units of WPZ.

Also on August 10, 2015, a special meeting of the WMB Board was telephonically convened. Members of WMB management and representatives of Barclays, Lazard, Cravath and Gibson Dunn were also in attendance. During this meeting, the WMB Board discussed the strategic alternatives review process generally, including the status of the diligence process for each of ETE and Party A. Representatives of Barclays and Lazard also discussed certain aspects of ETE’s proposal, including concerns regarding the economic equivalence of ETC common shares and ETE common units. In addition, the regulatory concerns raised by Party A’s proposal were discussed. A representative of Gibson Dunn then provided an update on discussions with Baker Botts regarding the WPZ merger.

Also on August 10, 2015, a telephonic joint special meeting of the boards of directors of LE GP and ETP was held to provide an update on the proposed transaction between ETE and WMB. The boards of directors of LE GP and ETP were updated by ETE management on the status of the negotiations with WMB and that ETE would meet with the WMB Board of directors on August 18, 2015. The boards of directors of LE GP and ETP discussed the proposed transaction structure, its effects on current ETE unitholders and on ETP, the positive reactions received by ETE management from the credit rating agencies and certain governance matters. ETE management relayed WMB’s desire to receive a markup of the August 8 draft merger agreement by August 24, 2015 and the boards of directors of LE GP and ETP were supportive of that timing.

On August 11, 2015, representatives of Barclays and Lazard sent representatives of ETE’s advisors a letter in which they reiterated their concerns regarding the economic equivalence of ETC common shares and ETE common units and proposed potential solutions to address these concerns.

On August 12, 2015, a representative of Gibson Dunn called a representative of Baker Botts to provide an update on the strategic alternatives review process, including the receipt of Party A’s proposal. Later in the day on August 12, 2015, representatives of Baker Botts and Evercore requested, and subsequently received, access to diligence materials related to Party A.

Also on August 12, 2015, representatives of Wachtell sent a revised draft merger agreement to representatives of Cravath. Among other things, the revised draft merger agreement identified WMB’s proposal that ETE execute the merger agreement first and that WMB countersign the merger agreement only after termination of the WPZ merger agreement as an open matter needing further discussion. In subsequent discussions between legal advisors for WMB and ETE, legal advisors for ETE advised legal advisors for WMB that ETE would execute the merger agreement only after the WPZ merger agreement had been terminated.

On August 13, 2015, Mr. MacInnis, Ms. Sugg and representatives of Mackenzie participated in various calls with representatives of seven WMB stockholders to discuss the WMB stockholders’ perspectives on the strategic alternatives review process.

On August 18, 2015, members of ETE management gave a management presentation to the WMB Board and management in Houston, Texas. At this meeting, ETE presented information concerning the ETE business and potential synergies that might result from a combination of WMB and ETE.

Later in the day on August 18, 2015, representatives of Cravath and representatives of Party A’s outside legal counsel participated in a conference call to discuss Cravath’s August 8 draft merger agreement.

Later in the day on August 18, 2015, representatives of Gibson Dunn sent representatives of Baker Botts a draft amendment to the WPZ merger agreement, which included revisions to the WPZ merger agreement to address a potential transaction with Party A.

On August 19, 2015, a special meeting of the WMB Board was convened in Houston, Texas. Members of WMB management and representatives of Barclays, Lazard, Cravath, Gibson Dunn and Wright & Talisman P.C. (“Wright & Talisman”), one of WMB’s outside legal counsel, were also in attendance. During this meeting, representatives of Gibson Dunn, Wright & Talisman and Cravath discussed with the WMB Board the regulatory concerns raised by Party A’s proposal and several potential alternatives that could be explored to address these concerns. Representatives of Barclays and Lazard then made several presentations to the WMB Board, including (a) a review of the process and potential contingencies between the signing of a definitive agreement and the closing of a transaction, (b) a review of precedent transactions similar to the structure proposed by each of ETE and Party A and (c) valuation approaches for evaluating a potential transaction with ETE or Party A. Representatives of Barclays and Lazard also discussed with the WMB Board concerns regarding the economic equivalence of ETC common shares and ETE common units under ETE’s currently proposed structure. Representatives of Cravath and Gibson Dunn also participated in the discussion of these topics and then discussed with the WMB Board key open issues in the ETE and Party A draft merger agreements. A representative of Gibson Dunn then provided an update on discussions with Baker Botts, including a possible amendment to the WPZ merger agreement in connection with a potential transaction with ETE or Party A.

On August 20, 2015, a meeting of the strategic review committee was convened in Houston, Texas. Members of WMB management and representatives of Barclays, Lazard, Cravath and Gibson Dunn were also in attendance. During this meeting, the strategic review committee discussed the strategic alternatives review process generally, including the expected timeline and the status of the diligence process for each of ETE and Party A. The strategic review committee also discussed the process for interviewing each member of WMB’s senior management team to gather input regarding a potential transaction with ETE or Party A or a potential standalone alternative.

Later in the day on August 20, 2015, a special meeting of the WMB Board was convened in Houston, Texas. Members of WMB management and representatives of Barclays, Lazard and Cravath were also in attendance. During this meeting, the strategic review committee provided the WMB Board with an update on the matters discussed at the strategic review committee meeting earlier that day.

Also on August 20, 2015, management of Party A gave a management presentation to the WMB Board and management in Houston, Texas.

On August 21, 2015, representatives of Party A’s outside legal counsel sent a revised draft merger agreement to representatives of Cravath.

Also on August 21, 2015, a representative of Cravath called a representative of Wachtell to provide feedback on how ETE could revise the terms of its August 12 merger agreement in order to be more competitive in the strategic alternatives review process.

On August 22, 2015, representatives of WMB, Gibson Dunn, Party A and Party A’s outside legal counsel participated in a conference call to discuss certain regulatory matters relating to a potential transaction between WMB and Party A. The parties discussed certain potential solutions to the regulatory concerns raised by Party A’s proposal.

Later in the day on August 22, 2015, representatives of Cravath and representatives of Party A’s outside legal counsel participated in a conference call to discuss Party A’s August 21 draft merger agreement.

Also on August 22, 2015, representatives of Gibson Dunn sent representatives of Baker Botts Party A’s August 21 draft merger agreement. In addition, representatives of Gibson Dunn called representatives of Baker Botts to discuss the terms of the proposed amendment to the WPZ merger agreement.

On August 23, 2015, representatives of Cravath and representatives of Party A’s outside legal counsel participated in a conference call to discuss certain terms of a proposed transaction between WMB and Party A, including the regulatory risks involved in a transaction with Party A and the treatment of the WPZ merger agreement. Representatives of Party A’s outside legal counsel indicated to representatives of Cravath that it would be difficult for Party A to submit its final bid without further guidance from WMB on these matters, but that once Party A received this guidance, it would likely submit a final bid that would require WMB to respond within as little as 24 hours or the bid would be withdrawn. Representatives of Cravath stated to the representatives of Party A’s outside legal counsel that it would be very difficult for WMB to respond in such a short timeframe.

Also on August 23, 2015, representatives of Baker Botts sent representatives of Gibson Dunn a revised draft of the proposed amendment to the WPZ merger agreement.

On August 24, 2015, a meeting of the strategic review committee was telephonically convened. Members of WMB management and representatives of Barclays, Lazard, Cravath, Gibson Dunn and Wright & Talisman were also in attendance. During this meeting, the strategic review committee discussed the August 22 meeting that had occurred between representatives of WMB and Party A regarding regulatory matters. The strategic review committee discussed the regulatory risks associated with Party A’s proposal. The strategic review committee also discussed the call that had occurred on the prior day between representatives of Cravath and Party A’s outside legal counsel. After discussion, the strategic review committee (a) determined that it would permit Party A to delay the submission of its final bid beyond the August 24 deadline and (b) authorized representatives of WMB, Barclays, Lazard, Cravath and Gibson Dunn to request that representatives of Party A and its financial advisors and outside legal counsel provide WMB with certain other information in order to enable WMB to provide the requested guidance to Party A so it could prepare its final bid. Later in the day on August 24, 2015, representatives of WMB, Barclays, Lazard, Cravath and Gibson Dunn communicated such messages to various representatives of Party A and its financial advisors and outside legal counsel. The strategic review committee also discussed the status of ETE’s proposal, and the advisors noted that they expected to receive ETE’s final bid letter later that day.

Later in the day on August 24, 2015, another meeting of the strategic review committee was telephonically convened. Members of WMB management and representatives of Barclays, Lazard, Cravath, Gibson Dunn and Wright & Talisman were also in attendance. During this meeting, the strategic review committee discussed the status of the diligence process for each of ETE and Party A. The strategic review committee also discussed the status of the respective financial analyses that were being performed by each of Barclays and Lazard with respect to each of ETE’s and Party A’s proposals and potential standalone strategic alternatives.

Later in the day on August 24, 2015, a special meeting of the WMB Board was telephonically convened. Members of WMB management and representatives of Barclays, Lazard, Cravath, Gibson Dunn and Wright & Talisman were also in attendance. During this meeting, the WMB Board discussed the August 22 meeting that had occurred between representatives of WMB and Party A regarding regulatory matters. The WMB Board discussed the regulatory risks associated with Party A’s proposal. The WMB Board also discussed the call that had occurred on the prior day between representatives of Cravath and Party A’s outside legal counsel and the response that had been authorized by the strategic review committee and implemented by representatives of WMB, Barclays, Lazard, Cravath and Gibson Dunn. The WMB Board also discussed the status of ETE’s proposal, and the advisors noted that they expected to receive ETE’s final bid letter later that day. Representatives of Lazard discussed the status of the diligence process for each of ETE and Party A. Representatives of Barclays and Lazard also reviewed potential risks and opportunities with respect to the businesses of ETE and Party A. The WMB Board and its advisors discussed valuation considerations as well with respect to each of ETE’s and Party A’s proposals and potential standalone strategic alternatives. A representative of Cravath then discussed key open issues regarding the draft merger agreement with respect to a potential Party A transaction. In addition, representatives of Cravath and Gibson Dunn discussed the potential treatment of the WPZ merger agreement in connection with a potential Party A transaction, including a possible amendment to that agreement.

Later in the day on August 24, 2015, representatives of Cravath and representatives of Party A’s outside legal counsel participated in a conference call to discuss the status of Party A’s proposal and the treatment of the

WPZ merger agreement. During this call, representatives of Party A’s outside legal counsel indicated that Party A might be revising its offer due to, among other things, recent market conditions.

Later in the day on August 24, 2015, WMB received a letter from ETE setting forth a revised proposal for a proposed transaction between WMB and ETE. The letter reiterated ETE’s proposed exchange ratio of 1.8716 ETC common shares for each share of WMB common stock, but indicated that ETE was prepared to include a cash component of approximately $6.05 billion in the aggregate as part of the proposed consideration available to WMB stockholders. The letter also reiterated that ETE’s offer was contingent on the termination of the WPZ merger agreement. Finally, the letter stated that ETE continued to believe that ETC would trade at a premium to ETE and that ETE’s depreciation and amortization methodology should alleviate any concerns WMB had regarding the economic equivalence of ETC common shares and ETE common units and therefore WMB’s proposals were not necessary; ETE did, however, agree to indemnify WMB for negative tax consequences relating to dispositions of certain WMB assets. Drafts of key transaction documents, including a revised draft of the merger agreement, were also included in the distribution of the letter.

Also on August 24, 2015, a representative of Gibson Dunn called a representative of Baker Botts to provide an update regarding Party A’s proposal.

On August 25, 2015, a meeting of the strategic review committee was telephonically convened. Members of WMB management and representatives of Barclays, Lazard, Cravath and Gibson Dunn were also in attendance. During this meeting, the strategic review committee discussed the potential Party A transaction, including the conference call that had occurred on the prior day between representatives of Cravath and representatives of Party A’s outside legal counsel. The strategic review committee also discussed the potential ETE transaction, including the August 24 letter submitted by ETE. Representatives of Barclays and Lazard discussed that ETE’s basic economic proposal had not changed, although a portion of the consideration would be paid in cash at the WMB stockholders’ election rather than in ETC common shares. Representatives of Barclays and Lazard also advised that ETE had not addressed concerns regarding the economic equivalence of ETC common shares and ETE common units. The strategic review committee then discussed with the advisors how this issue and certain other issues could be effectively communicated to ETE and after further discussion, the strategic review committee determined that, subject to WMB Board approval, Ms. Sugg and Mr. Meister, who had expressed his willingness to help communicate the WMB Board’s points to ETE, would call Mr. Warren and communicate the following three concerns that the WMB Board needed ETE to address in order for the WMB Board to consider ETE’s bid as a viable strategic alternative: (1) ETE would need to address WMB’s concerns regarding the economic equivalence of ETC common shares and ETE common units, (2) ETE would need to improve the overall economics of its proposal and (3) in order to increase transaction certainty, ETE would need to agree to negotiate exceptions to the definition of “material adverse effect” under the merger agreement.

Later in the day on August 25, 2015, representatives of Cravath and representatives of Party A’s outside legal counsel participated in a conference call to discuss the status of Party A’s proposal. During this call, the representatives of Party A’s outside legal counsel reiterated that Party A would likely be changing its offer due to, among other things, recent market conditions. Representatives of Cravath noted to the representatives of Party A’s outside legal counsel that Party A was part of a competitive process and that reducing its offer would be detrimental to Party A’s success in the strategic alternatives review process.

On August 26, 2015, WMB received a term sheet from representatives of Party A that set forth revised terms upon which Party A would be willing to proceed with the transactions contemplated by the WPZ merger agreement, including a reduction in the proposed per share consideration to WPZ unitholders.

Later in the day on August 26, 2015, a meeting of the strategic review committee was telephonically convened. Members of WMB management and representatives of Barclays, Lazard, Cravath and Gibson Dunn were also in attendance. During this meeting, the strategic review committee and the advisors discussed the term sheet that Party A had sent earlier that day and concluded that the revised terms set forth therein significantly reduced the value that WPZ unitholders would receive as compared to Party A’s prior proposal on August 10, 2015. The strategic review committee also discussed the conference call that had occurred on the prior day between representatives of Cravath and representatives of Party A’s outside legal counsel. The strategic review committee then discussed with the advisors that the WPZ conflicts committee would likely need to conduct additional diligence on Party A, including a management presentation, in order to evaluate Party A’s revised proposal. A representative of Cravath then stated that he would inform representatives of Party A’s outside legal counsel of this fact and that the required diligence could delay the WPZ conflict committee’s response to Party A’s revised proposal. The advisors then compared Party A’s revised proposal to its initial proposal, including in terms of value and premium to market prices, and the strategic review committee and each of the advisors discussed likely scenarios and timing for any proposed transaction with Party A, including that there was a risk that the WPZ conflicts committee would reject Party A’s revised proposal. The strategic review committee decided that WMB should continue to work diligently on Party A’s proposal. The strategic review committee also discussed the potential ETE transaction, including the proposed response to ETE’s August 24 letter to be delivered by Ms. Sugg and Mr. Meister, subject to WMB Board approval at WMB Board meeting later that day. In addition, the strategic review committee discussed potential standalone strategic alternatives.

Later in the day on August 26, 2015, a special meeting of the WMB Board was telephonically convened. Members of WMB management and representatives of Barclays, Lazard, Cravath and Gibson Dunn were also in attendance. During this meeting, the WMB Board discussed the potential Party A transaction and the communications that had occurred over the preceding several days, including Party A’s revised proposal with respect to the WPZ merger agreement. The WMB Board also discussed the potential ETE transaction, including the August 24 letter submitted by ETE. Representatives of Barclays and Lazard advised the WMB Board that ETE had not revised its proposal to address concerns regarding the economic equivalence of ETC common shares and ETE common units. The members of the strategic review committee and the advisors then discussed that, in response, they recommended that Ms. Sugg and Mr. Meister would call Mr. Warren and communicate the three fundamental concerns discussed at the strategic review committee meeting on the preceding day. The WMB Board authorized Ms. Sugg and Mr. Meister to proceed on that basis.

Later in the day on August 26, 2015, a representative of Gibson Dunn called a representative of Baker Botts to provide an update on the strategic alternatives review process, including the receipt of Party A’s term sheet, and to discuss the status of the WPZ conflicts committee’s and its advisors’ diligence on Party A. Representatives of Gibson Dunn then sent representatives of Baker Botts Party A’s term sheet for its review.

On August 27, 2015, representatives of Cravath sent a revised draft merger agreement to representatives of Party A’s outside legal counsel.

Also on August 27, 2015, Ms. Sugg and Mr. Meister called Mr. Warren to inform him of the three concerns that the WMB Board had with ETE’s August 24 proposal and that these concerns would need to be addressed in order for ETE’s proposal to be viewed as a viable alternative by the WMB Board. First, Ms. Sugg and Mr. Meister stated that ETE would need to address WMB’s concerns regarding the economic equivalence of ETC common shares and ETE common units and noted that WMB’s advisors had previously proposed two potential solutions to address these concerns. Second, Ms. Sugg and Mr. Meister stated that ETE would need to improve the overall economics of its proposal. Third, Ms. Sugg and Mr. Meister stated that transaction certainty was important to the WMB Board and that, therefore, ETE would need to agree to negotiate exceptions to the definition of “material adverse effect” under the merger agreement. Mr. Warren stated to Ms. Sugg and Mr. Meister that he would respond to these three concerns in due course.

Later in the day on August 27, 2015, a meeting of the strategic review committee was telephonically convened. Representatives of Barclays, Lazard, Cravath and Gibson Dunn were also in attendance. During this call, Ms. Sugg and Mr. Meister provided the strategic review committee with an update following their call with Mr. Warren.

Later in the day on August 27, 2015, the chief executive officer of Party A and Mr. Armstrong had a telephonic conversation during which Mr. Armstrong informed Party A’s chief executive officer that the WPZ conflicts committee would likely need to conduct additional diligence on Party A, including a management presentation, in order to evaluate Party A’s proposal and encouraged Party A to delay the submission of its final bid until the WPZ conflicts committee had adequate time to evaluate Party A’s offer. A representative of Party A’s outside legal counsel had similar phone conversations with a representative of Barclays and representatives of Cravath.

Later in the day on August 27, 2015, another meeting of the strategic review committee was telephonically convened. Members of WMB management and representatives of Barclays, Lazard, Cravath and Gibson Dunn were also in attendance. During this meeting, the strategic review committee discussed the calls that had occurred earlier that day between Mr. Armstrong and Party A’s chief executive officer and representatives of Party A’s outside legal counsel and a representative of Barclays and representatives of Cravath. After extensive discussion, the strategic review committee authorized Mr. Armstrong and Ms. Sugg to call Party A’s chief executive officer to reiterate that it would not be advisable for Party A to submit its final bid at that time if it would require WMB to respond in a short period of time.

Shortly thereafter on August 27, 2015, Mr. Armstrong, Ms. Sugg and representatives of Cravath called Party A’s chief executive officer and representatives of Party A’s outside legal counsel to discuss Party A’s August 26 proposal and indicated to representatives of Party A that, in light of Party A’s proposal, the WPZ conflicts committee would likely need to conduct diligence on Party A in order to evaluate the proposal. Mr. Armstrong also encouraged Party A to delay the submission of its final bid until the WPZ conflicts committee had adequate time to evaluate Party A’s offer and the parties had further discussed the regulatory issues raised by the potential transaction or, alternatively, to refrain from submitting an offer that was contingent on WMB responding to Party A in a very short period of time.

Later in the day on August 27, 2015, another meeting of the strategic review committee was telephonically convened. Members of WMB management and representatives of Barclays, Lazard, Cravath and Gibson Dunn were also in attendance. During this meeting, the strategic review committee discussed the call that had just occurred between Mr. Armstrong and Ms. Sugg and Party A’s chief executive officer. The strategic review committee also discussed the potential ETE transaction, including that representatives of Intrepid had informed representatives of Barclays that ETE would submit a written response to WMB on the following day regarding the three issues Ms. Sugg and Mr. Meister had raised with Mr. Warren earlier that day. The strategic review committee then discussed various aspects of the current proposals from ETE and Party A and potential standalone strategic alternatives.

Later in the day on August 27, 2015, a special meeting of the WMB Board was telephonically convened. Members of WMB management and representatives of Barclays, Lazard, Cravath and Gibson Dunn were also in attendance. During this meeting, members of the strategic review committee and representatives of Barclays, Lazard, Cravath and Gibson Dunn provided the WMB Board with an update on the recent communications that had occurred with ETE and Party A.

Later in the day on August 27, 2015, Party A sent WMB a letter setting forth revised terms for its proposal to combine with WMB. The letter reduced the exchange ratio that would be payable to WMB stockholders compared to the exchange ratio proposed by Party A in its July 27 letter. In addition, the letter increased the exchange ratio that would be payable to WPZ unitholders compared to the exchange ratio proposed by Party A in its August 26 term sheet. The letter also stipulated that the offer would be withdrawn if WMB and Party A had not executed a merger agreement by 5:00 p.m. CT on August 29, 2015. Later that day, the strategic review committee and members of WMB management reviewed the letter with WMB’s financial advisors and outside legal counsel and determined to communicate to Party A that they would be willing to further engage in the process of exploring a potential transaction, but that WMB would not be able to execute a merger agreement by the specified deadline. Such message was subsequently communicated to representatives of Party A. The WMB

Board was promptly made aware of Party A’s letter and WMB’s response. In connection with its August 27 bid letter, in the early morning on August 28, 2015, representatives of Party A’s outside legal counsel sent a revised draft merger agreement to representatives of Cravath.

On August 28, 2015, members of Party A’s management participated in a conference call with the WPZ conflicts committee and representatives of Baker Botts and Evercore to discuss diligence materials related to Party A.

Also on August 28, 2015, WMB received a letter from Mr. Warren setting forth ETE’s position with respect to the three concerns that Ms. Sugg and Mr. Meister has raised on the prior day. In the letter, ETE proposed that for each ETC common share received by a WMB stockholder in the transaction, such WMB stockholder would also receive one CCR to address the economic equivalence issue. The letter also set forth certain proposed terms for the CCRs, including that the amount payable under each CCR would be capped at $2.00. In addition, the letter reiterated ETE’s proposed exchange ratio of 1.8716 ETC common shares for each share of WMB common stock and the availability of $6.05 billion in cash for WMB stockholders making cash elections. Finally, ETE stated that it was confident that the parties’ legal counsel could resolve the definition of “material adverse effect” in the merger agreement in a mutually satisfactory manner.

Later in the day on August 28, 2015, a meeting of the strategic review committee was telephonically convened. Members of WMB management and representatives of Barclays, Lazard, Cravath and Gibson Dunn were also in attendance. During this meeting, the strategic review committee discussed the letter that WMB had received earlier that day from ETE. On the issue of economic equivalence between ETC common shares and ETE common units, representatives of each of Barclays and Lazard noted that, if properly structured, the CCRs could help address the concerns regarding the economic equivalence of ETC common shares and ETE common units. Representatives of Barclays and Lazard noted certain key concerns with ETE’s proposed structure of the CCRs.

Later in the day on August 28, 2015, another meeting of the strategic review committee was telephonically convened. Members of WMB management were also in attendance. During this meeting, the strategic review committee discussed WMB management’s efforts to refine the business cases, and related sensitivities, for WMB on a standalone basis as well as in the context of a potential combination with ETE or Party A.

On August 30, 2015, a representative of Cravath contacted a representative of Party A’s outside legal counsel regarding Party A’s proposal. The representative of Party A’s outside legal counsel confirmed to the representative of Cravath that, given that the August 29 deadline had passed, Party A had withdrawn its offer.

On August 31, 2015, a special meeting of the WMB Board was telephonically convened. Members of WMB management and representatives of Barclays, Lazard, Cravath and Gibson Dunn were also in attendance. During this meeting, the WMB Board discussed Party A’s withdrawal of its proposal and ETE’s most recent proposal. WMB’s advisors noted that even though Party A had formally withdrawn from the strategic alternatives review process, Party A would likely re-engage if representatives of WMB contacted Party A. After discussion, the WMB Board determined that ETE’s proposal required further analysis prior to direct engagement and negotiation with ETE. The WMB Board also sought further analysis of WMB’s other strategic alternatives, including potential standalone strategic alternatives.

During August and September of 2015, WMB management ran business case models, with the input of Barclays and Lazard, to reflect current commodities prices, the concentration of customer credit risk and perception of access to capital markets, to aid in its analysis of the offers made in the strategic review process.

On September 2, 2015, a telephonic joint special meeting of the boards of directors of LE GP and ETP was held to discuss the current status of negotiations with WMB. Representatives from ETE’s financial and legal advisors were in attendance at the meeting. The boards of directors of LE GP and ETP discussed the CCR proposal made to WMB, certain tax considerations relating to the transactions and discussed next steps and timing and their desire to reach an agreement with WMB as soon as possible.

On September 3, 2015, a special meeting of the WMB Board was convened at the offices of Cravath in New York City. Members of WMB management and representatives of Barclays, Lazard, Cravath, Gibson Dunn and MacKenzie were also in attendance. During this meeting, the WMB Board discussed WMB’s standalone alternatives, the potential ETE transaction and the potential Party A transaction. Representatives of each of Barclays and Lazard presented the WMB Board with their respective analysis of each alternative. Representatives of Cravath also discussed key open terms on the draft documentation with respect to a potential ETE transaction and a potential Party A transaction. A representative of Gibson Dunn also discussed potential alternatives with respect to the WPZ merger agreement if WMB decided to pursue the ETE transaction or the Party A transaction. The WMB Board also discussed the issue of economic equivalence between ETC common shares and ETE common units, noting that the CCRs, as currently proposed, did not, in WMB’s view, sufficiently address concerns regarding the economic equivalence of ETC common shares and ETE common units. The WMB Board also discussed with the advisors the likely investor reaction if the WMB Board rejected ETE’s current offer, the likelihood of obtaining WMB stockholder approval for the WPZ merger in light of ETE’s current offer and possible actions ETE or WMB stockholders could take if the WMB Board rejected ETE’s current offer. The advisors advised the WMB Board that they believed that ETE’s offer would receive strong support from WMB stockholders and that WMB stockholders would likely not approve the WPZ merger if ETE’s offer was outstanding. The advisors discussed with the WMB Board various considerations regarding a potential consent solicitation, including process and timing. The WMB Board also discussed the regulatory and other execution risks posed by the potential Party A transaction and, after discussion, concluded not to proceed with exploring a transaction with Party A. After additional discussion, the WMB Board also determined that it was in the best interests of WMB stockholders to engage in more detailed negotiations with ETE in order to encourage ETE to set forth its best and final terms for a potential ETE transaction for the WMB Board’s consideration. At the conclusion of the meeting, the WMB Board authorized Mr. MacInnis, Mr. Armstrong, Mr. Meister and Mr. Chappel to invite Mr. Warren to travel to New York City to discuss certain key terms of ETE’s proposal on the following day. Such message was communicated to Mr. Warren shortly thereafter, and Mr. Warren accepted the invitation. The WMB Board’s focus for the meeting with Mr. Warren was to discuss three key items in ETE’s offer: the equivalence of ETC common shares with ETE common units, the price offered by ETE’s exchange ratio of 1.8716 ETC common shares per share of WMB common stock, and the exceptions to the definition of “material adverse effect” under the merger agreement.

On September 4, 2015, representatives of WMB, ETE, Barclays, Lazard, Cravath, Gibson Dunn, Wachtell, Goldman, Sachs & Co. (“Goldman”), one of ETE’s financial advisors, and Intrepid held in-person meetings at the offices of Cravath in New York City to discuss the terms of a potential transaction. During this meeting, the parties discussed several transaction terms, including the terms of the CCRs. At the conclusion of the meeting, representatives of ETE indicated that Mr. Warren would call Mr. MacInnis on the following day to discuss next steps.

On September 5, 2015, a special meeting of the WMB Board was telephonically convened. Members of WMB management and representatives of Barclays, Lazard, Cravath and Gibson Dunn were also in attendance. During this meeting, the WMB Board and its advisors discussed the negotiations that had occurred on the preceding day, potential next steps and the potential timeline for further engagement with ETE. The WMB Board also discussed potential standalone strategic alternatives.

Later in the day on September 5, 2015, Mr. MacInnis and Mr. Warren had a call during which Mr. Warren informed Mr. MacInnis that Mr. Warren would be convening a meeting of the board of directors of LE GP on September 8, 2015 to develop a revised offer for WMB in light of the parties’ discussions on September 4, 2015. During this call, Mr. MacInnis asked that Mr. Warren consider increasing the exchange ratio of ETE’s proposal to 2.0 ETC common shares per share of WMB common stock.

On September 8, 2015, a telephonic special meeting of the board of directors of LE GP was held to provide an update on the proposed transaction with WMB. Representatives from Wachtell were present at the meeting. ETE management updated the board of directors of LE GP on the meetings that had been held in New York and the issues that had been discussed, including the request for an increase in the exchange ratio. The board of directors of LE GP determined that in light of prevailing market conditions, it would maintain its proposed exchange ratio of 1.8716 ETC common shares per share of WMB common stock, but would permit WMB to declare a dividend immediately prior to the closing of the transaction of $0.10 per share of WMB common stock, contingent on the closing. The board of directors of LE GP also discussed the proposal to agree to dividend equalization through December 31, 2018 and to offer WMB a CCR that would be “stapled” to the ETC common share but would be uncapped in the amount of consideration it could pay out if ETC traded at a discount to ETE. Mr. Warren indicated that ETE planned to provide WMB with a letter setting forth the terms on which ETE was prepared to proceed shortly after the meeting.

Also on September 8, 2015, Mr. Warren sent Mr. MacInnis a letter setting forth ETE’s proposal on certain terms that had been discussed by the parties during the in-person meeting on September 4, 2015 in New York City. In the letter, ETE stated that ETC shareholders would be entitled to receive a quarterly distribution on each ETC common share equal to 100% of the cash distribution payable on each ETE common unit from the closing of the transaction through December 31, 2018. The letter also stated that there would be no cap on the amount payable pursuant to the CCRs, but that the CCRs would be “stapled” to the ETC common shares and therefore not separately tradable. The letter further stated that WMB would be entitled to declare a one-time special cash dividend of $0.10 per WMB share immediately prior to the closing of the transaction. ETE reiterated its proposal regarding the merger consideration of 1.8716 ETC common shares per share of WMB common stock and revised its offer with respect to the approximate $6.05 billion cash component such that ETE would require that the consideration be prorated to allocate the entire cash component even if the cash consideration was undersubscribed by WMB stockholders.
Later in the day on September 8, 2015, a special meeting of the WMB Board was telephonically convened. Members of WMB management and representatives of Barclays, Lazard, Cravath and Gibson Dunn were also in attendance. During this meeting, the WMB Board and its advisors discussed the letter that WMB had received from ETE earlier in the day and potential next steps. Representatives of each of Barclays and Lazard also discussed adjustments that would need to be made to their respective financial analyses in light of ETE’s most recent proposal.

On September 9, 2015, representatives of Barclays, Lazard and Goldman and Mr. Welch met in New York City to discuss the proposed terms of the CCRs, including the impact of “stapling” the CCRs to the ETC common shares so that the CCRs were not separately tradable. Mr. Meister subsequently joined the discussion.

Between September 9 and September 12, 2015, representatives of Barclays and Lazard revised their respective financial analyses to reflect ETE’s most recent proposal, including the most recently proposed terms of the CCRs. In addition, representatives of WMB’s advisors and ETE’s advisors continued to discuss the impact of “stapling” the CCRs to the ETC common shares so that the CCRs were not separately tradable.

On September 10, 2015, a special telephonic meeting of the board of directors of LE GP was held to provide an update on the negotiations with WMB. The board of directors of LE GP discussed the open issues with ETE management, potential strategies for making progress with WMB and reflected on current ETE unit prices and the market in general.

On September 11, 2015, a special meeting of the WMB Board was telephonically convened. Members of WMB management and representatives of Barclays, Lazard, Cravath, Gibson Dunn and Mackenzie were also in attendance. During this meeting, the WMB Board discussed the status of ETE’s proposal. The WMB Board also declared a regular dividend of $0.64 on each share of WMB common stock, payable September 30, 2015, to holders of record at the close of business September 24, 2015.

On September 14, 2015, Mr. MacInnis and Mr. Warren had a call during which they agreed that the parties should continue to conduct confirmatory mutual business diligence sessions and to negotiate the merger agreement and other transaction documents in the event that the parties were able to mutually agree to a transaction.

On September 15, 2015, a meeting of the strategic review committee was telephonically convened. A member of WMB management was also in attendance. During this meeting, the strategic review committee discussed the upcoming diligence sessions between representatives of WMB and ETE.

Also on September 15, 2015, representatives of Cravath sent a revised draft merger agreement and other transaction documents to representatives of Wachtell.

On September 16, 2015, representatives of Cravath and Wachtell participated in a conference call to discuss Cravath’s September 15 draft merger agreement.

On September 16, 17 and 18, 2015, representatives of WMB, the members of the strategic review committee and representatives of Barclays, Lazard and ETE met in Dallas, Texas to conduct confirmatory joint business diligence sessions.

On September 17, 2015, a meeting of the strategic review committee was telephonically convened. A member of WMB management and a representative of Cravath were also in attendance. During this meeting, the strategic review committee discussed the recent diligence sessions between representatives of WMB and ETE and potential revisions to the financial analyses as a result of the information made available during such sessions.

Also on September 17, representatives of Cravath, Gibson, Wachtell, Latham, ETE and WMB participated in a conference call to discuss the post-merger governing documents of ETE, ETC and their respective general partners.

On September 18, 2015, a meeting of the strategic review committee was telephonically convened. Members of WMB management and representatives of Barclays, Lazard, Cravath and Gibson Dunn were also in attendance. During this meeting, the strategic review committee discussed the strategic alternatives review process generally. The strategic review committee also discussed the key issues raised by ETE’s latest proposal and potential strategies for negotiating improved terms. After further discussion, the strategic review committee authorized the advisors to engage with their respective ETE counterparts in an effort to improve the terms of ETE’s proposal.

On September 19, 2015, Mr. MacInnis called Mr. Warren to inform him that a meeting of the WMB Board would be convened on September 24, 2015 and that at that meeting the WMB Board would determine how it would conclude the strategic alternatives review process. Mr. MacInnis told Mr. Warren that it would be in both parties’ best interests for ETE to set forth its best and final offer for the WMB Board’s consideration.

On September 20, 2015, representatives of Wachtell sent a revised draft merger agreement to representatives of Cravath.

Also on September 20, 2015, Mr. Warren called Mr. MacInnis to inform him that a meeting of the board of directors of LE GP would be convened on September 22, 2015 to discuss certain key open issues in order to present the WMB Board with ETE’s best and final position on such issues.

Later in the day on September 20, 2015, a meeting of the strategic review committee was telephonically convened. Members of WMB management and representatives of Barclays, Lazard, Cravath and Gibson Dunn were also in attendance. During this meeting, the strategic review committee discussed the call that had occurred earlier that day between Mr. MacInnis and Mr. Warren. The strategic review committee also discussed certain key open issues in the draft merger agreement that was sent by representatives of Wachtell to representatives of Cravath earlier that day, including that ETE had not agreed to the exceptions requested by WMB to the definition of “material adverse effect” under the merger agreement and certain open terms concerning the post-merger governance of ETC and ETE.

On September 21, 2015, Ms. Sugg called Mr. Welch to discuss certain key open issues in advance of the meeting of the board of directors of LE GP scheduled for the following day. Ms. Sugg communicated the following three points to Mr. Welch: (1) to further address concerns regarding the economic equivalence of ETC common shares and ETE common units, the taxable gain from the sale of any WMB assets following the closing of the transaction should be allocated pro rata between ETC and ETE, (2) ETE should improve the overall economics of its proposal and (3) ETE should agree to the exceptions requested by WMB to the definition of “material adverse effect” under the merger agreement.

Also on September 21, 2015, a representative of Party C called Mr. Armstrong to discuss a preliminary indication of interest to purchase the publicly held outstanding common units of WPZ at a premium with a right for Party C to exchange those common units of WPZ for shares of WMB common stock at a fixed exchange ratio and receive the tax basis step-up from such purchase and certain unspecified governance rights.

On September 22, 2015, representatives of WMB, ETE, Barclays, Lazard, Cravath, Gibson Dunn, Wachtell and Latham participated in a conference call to discuss certain post-closing governance and tax matters relating to the potential transaction.

Later in the day on September 22, 2015, Mr. Armstrong informed Mr. MacInnis of Party C’s preliminary indication of interest.

Also on September 22, 2015, a telephonic joint special meeting of the boards of directors of LE GP and ETP was held to provide an update on the status of the proposed transaction with WMB. Mr. Warren explained to the boards of directors of LE GP and ETP that it was ETE’s expectation that the WMB Board would make a decision at its special meeting on September 24, 2015 on whether to proceed with a transaction with ETE. Mr. Warren discussed with the boards of directors of LE GP and ETP the potential risks associated with acquiring WMB, including changes in the creditworthiness of WMB’s customers. The boards of directors of LE GP and ETP also discussed that they would insist on a significant termination fee if WMB terminated the merger agreement to accept a superior proposal.

On September 23, 2015, Mr. MacInnis then informed WMB’s advisors of, and Mr. MacInnis, Mr. Armstrong and WMB’s advisors further discussed, Party C’s preliminary indication of interest and requested that representatives of Lazard contact Party C for additional details regarding its preliminary indication of interest. Representatives of Lazard promptly did so.

Also on September 23, 2015, Mr. Warren sent Mr. MacInnis and Ms. Sugg a letter setting forth ETE’s final position on certain terms for the proposed transaction. The letter stated that ETE would agree to the exceptions requested by WMB to the definition of “material adverse effect” under the merger agreement. The letter also stated that in order to further address WMB’s concerns regarding the economic equivalence of ETC common shares and ETE common units, ETC conflicts committee approval would be required if the sale of any WMB assets following the closing of the transaction would be expected to create a pre-tax gain being allocated to ETC that would exceed by more than $400 million the pre-tax gain that would have been allocated to ETC if allocated based on actual economic ownership percentages between ETE and ETC. In addition, the letter confirmed that the most recent terms in the draft documentation that had been distributed by ETE’s advisors were otherwise ETE’s best and final terms.

On September 24, 2015, a special meeting of the WMB Board was convened in Tulsa, Oklahoma. Members of WMB management and representatives of Barclays, Lazard, Cravath, Gibson Dunn and Mackenzie were also in attendance. During this meeting, the WMB Board discussed the recent preliminary indication of interest from Party C. The WMB Board discussed with its advisors that Party C’s indication of interest was preliminary, the other shortcomings of the preliminary indication of interest as explained to the WMB Board, and that therefore the WMB Board did not have an offer to consider. WMB’s advisors noted that, given Party C’s organizational structure and resources, Party C could quickly provide the WMB Board with a firm offer if Party C was serious about its preliminary indication of interest. After discussion, the WMB Board authorized representatives of Barclays and Lazard to contact representatives of Party C to obtain more specific information regarding its preliminary indication of interest. Shortly thereafter, representatives of Barclays and Lazard did so and reported to the WMB Board the additional information about the preliminary indication of interest from Party C. After discussion, the WMB Board concluded that the preliminary indication of interest from Party C was not a viable alternative worthy of further deliberation because it was not a sufficiently attractive proposal to WMB stockholders as compared to the potential ETE transaction, particularly in light of the fact that Party C’s indication of interest was preliminary. The WMB Board then proceeded to discuss WMB’s standalone alternatives and the proposed ETE transaction. Representatives of Barclays and Lazard presented the WMB Board with their respective analysis of each alternative. Representatives of Cravath and Gibson Dunn also reviewed with the WMB Board its fiduciary duties in considering a potential ETE transaction and discussed with the WMB Board key open terms on the draft documentation with respect to an ETE transaction. The WMB Board also discussed with the advisors the likely investor reaction if the WMB Board rejected ETE’s current offer, the likelihood of obtaining WMB stockholder approval for the WPZ merger in light of ETE’s current offer and possible actions ETE or WMB stockholders could take if the WMB Board rejected ETE’s current offer. The advisors advised the WMB Board that they believed that ETE’s offer would receive strong support from WMB stockholders and that WMB stockholders would likely not approve the WPZ merger if ETE’s offer was outstanding. The advisors discussed with the WMB Board various considerations regarding a potential consent solicitation, including process and timing. The WMB Board also discussed with the advisors the potential risks of a public negotiation with ETE, including the potential impact on the value of WMB common stock and WMB’s ability to negotiate favorable terms with ETE. A representative of Gibson Dunn also discussed potential alternatives with respect to the WPZ merger agreement if WMB decided to pursue the ETE transaction. After a lengthy discussion during which the WMB Board considered all of the information it had been provided and the advice of its advisors, six members of the WMB Board (comprised of Mr. MacInnis, Mr. Izzo, Mr. Mandelblatt, Mr. Meister, Mr. Nance and Ms. Sugg) were in favor of proceeding with the potential ETE transaction based on the terms set forth in ETE’s most recent proposal and seven members of the WMB Board (comprised of Mr. Armstrong, Mr. Joseph Cleveland, Dr. Cooper, Mr. John Hagg, Ms. Juanita Hinshaw, Mr. Murray Smith and Ms. Stoney) were not in favor of that course of action. Given that the WMB Board had not reached a consensus on how to conclude the strategic alternatives review process, the WMB Board determined to recess the meeting to give the members of the WMB Board an opportunity to reflect further upon the strategic alternatives review process and the potential alternatives. Following the WMB Board meeting, the WMB Board members separated into two groups for dinner meetings. During the dinner meetings, the participants continued to discuss the strategic alternatives review process, including the pros and cons of proceeding with potential standalone strategic alternatives versus proceeding with the potential ETE transaction.

On September 25, 2015, a telephonic joint special meeting of the boards of directors of LE GP and ETP was held to update the directors on the latest negotiations with WMB. Mr. Warren informed the boards of directors of LE GP and ETP that the WMB Board continued to meet but that he expected to receive a call from Mr. MacInnis within the next few hours regarding the WMB Board’s determination to proceed. Mr. Warren again discussed with the boards of directors of LE GP and ETP the risks and benefits associated with an acquisition of WMB. The boards of directors of LE GP and ETP also discussed potential market reaction to an announcement of an agreed transaction and discussed the required logistics to achieve a closing during the first half of 2016.

Also on September 25, 2015, the special meeting of the WMB Board was reconvened in Tulsa, Oklahoma. Members of WMB management and representatives of Barclays, Lazard, Cravath, Gibson Dunn and Mackenzie were also in attendance. After a discussion, by an eight-to-five vote, the WMB Board authorized and instructed members of WMB management and representatives of Barclays, Lazard, Cravath and Gibson Dunn to seek to finalize the terms of transaction documents for the potential ETE transaction substantially consistent with the terms set forth in ETE’s most recent proposal and authorized Mr. MacInnis to communicate the foregoing to Mr. Warren. Mr. MacInnis, Mr. Cleveland, Mr. Izzo, Mr. Mandelblatt, Mr. Meister, Mr. Nance, Ms. Stoney and Ms. Sugg supported this decision, while Mr. Armstrong, Dr. Cooper, Mr. Hagg, Ms. Hinshaw and Mr. Smith opposed this decision. Shortly thereafter, Mr. MacInnis called Mr. Warren to communicate such message.

Later in the day on September 25, 2015, a representative of Gibson Dunn called a representative of Baker Botts to provide notification that the WMB Board was likely to change its recommendation from in favor to against the WPZ merger agreement because of its determination that the potential ETE transaction was likely more favorable to WMB’s shareholders than the WPZ merger agreement. The Gibson Dunn representative communicated that representatives of WMB and its outside advisors were available to negotiate in good faith with the WPZ conflicts committee and its advisors to the extent the WPZ conflicts committee desired to propose adjustments in the terms and conditions of the WPZ merger agreement such that the WMB Board could continue to recommend the WPZ merger instead of the potential ETE transaction. As required by the WPZ merger agreement, WMB then provided written notice to the WPZ conflicts committee that the WMB Board intended to change its recommendation of the WPZ merger agreement, described the key terms of the potential ETE transaction, and confirmed that representatives of WMB and its outside advisors would be available during the three-day notice period to negotiate with the WPZ conflicts committee and its advisors to the extent the WPZ conflicts committee desired to propose adjustments in the terms and conditions of the WPZ merger agreement such that the WMB Board could continue to recommend the WPZ merger instead of the potential ETE transaction.

Later in the day on September 25, 2015, representatives of Cravath sent a revised draft merger agreement to representatives of Wachtell.

On September 26, 2015, a meeting of the strategic review committee was telephonically convened. Members of WMB management and representatives of Barclays, Lazard, Cravath and Gibson Dunn were also in attendance. During this meeting, representatives of Cravath and Gibson Dunn discussed with the directors key open terms on the draft documentation with respect to a potential ETE transaction, including open terms concerning the governance of ETC. Representatives of Cravath and Gibson Dunn also discussed alternatives with respect to the WPZ merger agreement, including attempting to terminate the WPZ merger agreement by the mutual agreement of the parties thereto, rather than submitting the WPZ merger to a vote of the WMB stockholders after a change in the WMB Board recommendation. The strategic review committee authorized a representative of Gibson Dunn to further discuss these alternatives with representatives of Baker Botts.

Also on September 26, 2015, representatives of Gibson Dunn sent representatives of Baker Botts a draft termination agreement and release for the termination of the WPZ merger agreement and a draft amendment to WPZ’s partnership agreement, pursuant to which, consistent with the terms of the WPZ merger agreement, WPZ GP LLC, WPZ’s general partner, would waive $410 million of its incentive distributions in an amount not to exceed $102.5 million in any one fiscal quarter.

Also on September 26, 2015, representatives of Barclays and representatives of Evercore held a phone call to explain the terms of the ETE transaction.

On September 27, 2015, a meeting of the strategic review committee was telephonically convened. Members of WMB management and representatives of Barclays, Lazard, Cravath and Gibson Dunn were also in attendance. During this meeting, representatives of Cravath and Gibson Dunn discussed key open terms on the draft documentation with respect to a potential ETE transaction, including open terms concerning the governance of ETC.

During September 25, 26 and 27, 2015, representatives of WMB, ETE, Cravath, Gibson Dunn, Wachtell and Latham participated in various conference calls regarding the draft merger agreement and other draft transaction documents, and the parties exchanged multiple drafts of such documents. Representatives of WMB, Barclays and Gibson Dunn also participated in various conference calls with members of the WPZ conflicts committee and representatives of Evercore and Baker Botts, which resulted in the WPZ conflicts committee agreeing to terminate the WPZ merger agreement, as a result of which ETE and WMB would be in a position to execute the ETE merger agreement immediately, in exchange for an increase in the termination fee payable thereunder from $410 million to $428 million through a waiver of WPZ GP LLC’s incentive distributions in an amount not to exceed $209 million in any one fiscal quarter. As a result of WMB’s ownership of units in WPZ, the $18 million increase in the termination fee effectively had a net cost to WMB of approximately $7 million.

Later in the day on September 27, 2015, a special meeting of the WPZ Board was telephonically convened. Members of WMB management and representatives of Barclays, Lazard, Cravath and Gibson Dunn were also in attendance. Representatives of Gibson Dunn provided an overview of the final terms of the termination agreement and release and the proposed increase in the termination fee payable through a waiver of incentive distributions. The chair of the WPZ conflicts committee then reported the WPZ conflicts committee’s determination after consultation with its legal and financial advisors that the termination of the WPZ merger agreement, the termination and release agreement and the waiver of incentive distributions were in the best interest of WPZ, its approval of the same, and its recommendation that the WPZ Board approve the termination of the WPZ merger agreement, the termination agreement and release and the waiver of incentive distribution rights. The WPZ Board was advised that Barclays and Evercore had independently analyzed potential adjustments to the financial terms of the WPZ merger and that each firm, in their independent assessments, was unable to identify adjustments to the WPZ merger that were likely to provide more value to the WMB shareholders than ETE’s offer. After discussion, upon the recommendation of the WPZ conflicts committee, the WPZ Board unanimously approved the termination of the WPZ merger agreement, the termination agreement and release and the waiver of incentive distributions.

Also on September 27, 2015, a telephonic special meeting of the board of directors of LE GP was held to consider entry into a definitive transaction agreement with WMB. Representatives from Wachtell, Latham, Goldman Sachs & Co. and Credit Suisse, one of ETE’s financial advisors, were present at the meeting. Mr. Warren informed the board of directors of LE GP that a majority of WMB’s directors had determined to proceed with a transaction with ETE and that the parties desired to announce a transaction prior to the opening of the financial markets on September 28, 2015, if possible. Wachtell reviewed with the board of directors of LE GP the terms of the proposed merger agreement and CCR agreement, and ETE management reviewed the proposed terms of the term loan credit facility that would be used to finance the cash portion of the merger consideration. After discussion, the board of directors of LE GP unanimously determined that the transactions contemplated by the transaction documents are fair to and in the best interest of LE GP and ETE and their respective members and unitholders and approved and declared advisable entry into the transaction documents and the transactions contemplated thereby.

On September 28, 2015, a special meeting of the WMB Board was telephonically convened. Representatives of Barclays, Lazard, Cravath and Gibson Dunn were also in attendance. Representatives of Cravath provided an overview of the final terms of the merger agreement with respect to a potential ETE transaction. Representatives of Gibson Dunn and Cravath provided an overview of the final terms of certain of the other transaction documents, including the terms of documents that would govern ETC following the closing of the transaction and documentation relating to the termination of the WPZ merger agreement. Representatives of Barclays reviewed with the WMB Board Barclays’ financial analysis of the merger consideration provided for in the merger agreement and rendered to the WMB Board an oral opinion, subsequently confirmed by delivery of a written opinion dated September 28, 2015, to the effect that, based upon and subject to the factors and assumptions set forth in its written opinion, Barclays was of the opinion as of that date that, from a financial point of view, the merger consideration to be offered to WMB stockholders in the ETE transaction was fair to such WMB stockholders. In addition, representatives of Lazard reviewed with the WMB Board Lazard’s financial analysis of the merger consideration provided for in the merger agreement and rendered to the WMB Board an oral opinion, subsequently confirmed by delivery of a written opinion dated September 28, 2015, to the effect that, based upon and subject to the assumptions, procedures, factors, qualifications and limitations described to the WMB Board and set forth in its written opinion, Lazard was of the opinion that, as of that date, the merger consideration to be paid to WMB stockholders (other than certain WMB stockholders excluded from the scope of Lazard’s opinion, as described to the WMB Board and set forth in Lazard’s written opinion) in the ETE transaction was fair, from a financial point of view, to such WMB stockholders. In addition, the WMB Board was informed of the negotiations with the WPZ conflicts committee, which had led WPZ to agree to terminate the WPZ merger agreement in exchange for an increase in the termination fee.

A majority of the members of the WMB Board (comprised of Mr. MacInnis, Mr. Cleveland, Mr. Izzo, Mr. Mandelblatt, Mr. Meister, Mr. Nance, Ms. Stoney and Ms. Sugg) then (a) determined that the transactions contemplated by the merger agreement were advisable and in the best interests of WMB and its stockholders, approved the merger agreement and recommended that WMB stockholders vote in favor of adopting the merger agreement and (b) determined to terminate the WPZ merger agreement by the mutual written agreement of the parties thereto. Mr. Armstrong, Dr. Cooper, Mr. Hagg, Ms. Hinshaw and Mr. Smith opposed these resolutions. Having so determined that the transactions contemplated by the merger agreement provide WMB stockholders with higher and more certain value than any other strategic alternatives available to WMB, including the potential standalone strategic alternatives, the WMB Board did not pursue the potential standalone strategic alternatives. The reasons that supported the WMB Board’s decision to enter into the merger agreement and consummate the merger, and a variety of risks and other countervailing factors that the WMB Board considered, are summarized in the section titled “The Merger—Reasons for Recommending the Adoption of the Merger Agreement”.

Later in the morning on September 28, 2015, the parties to the WPZ merger agreement terminated the WPZ merger agreement, and WMB and the ETE parties executed the merger agreement and issued a joint press release announcing the proposed transaction.

Recommendation of the WMB Board and Its Reasons for the Merger

At the special meeting of the WMB Board on September 28, 2015, after careful consideration, including detailed discussions with WMB’s management and its financial advisors and outside legal counsel, a majority of the directors of the WMB Board:

•	approved the merger agreement;

•	declared the merger agreement and the transactions contemplated thereby, including the merger, to be advisable and in the best interests of WMB and its stockholders;

•	directed that the adoption of the merger agreement be submitted to a vote at a meeting of WMB stockholders; and

•	recommended that WMB stockholders vote for the adoption of the merger agreement.

A majority of the WMB Board determined to approve the merger agreement and recommend the adoption of the merger agreement by WMB stockholders based on its belief that the merger agreement and the transactions contemplated thereby, including the merger, provide WMB stockholders with higher and more certain value than any other strategic alternatives available to WMB, including the previously proposed acquisition of all of the public outstanding common units of WPZ and other potential standalone strategic alternatives. In evaluating the merger, the WMB Board consulted with and received the advice of WMB’s financial advisors and outside legal counsel, held discussions with WMB senior management and considered a number of factors that it believed supported its decision to enter into the merger agreement and consummate the merger, including the following material factors:

•	the industrial logic of a combination of WMB’s and ETE’s businesses, including:

•	establishing the third largest energy franchise in North America;

•	forming one of the five largest global energy companies;

•	creating the largest energy infrastructure company;

•	increasing the scale and scope of operations and asset diversity, which will allow the combined company to better compete in a dynamic midstream sector and a challenging commodity price environment;

•	combining business platforms, which provides better service offerings and efficiencies for customers, driving increased producer activity;

•	producing a complementary geographic footprint, with a combined 104,000 miles of pipeline across the United States;

•	the potential for substantial commercial synergies;

•	creating the potential for investments in capital projects and efficiencies that would not be achievable by either of WMB or ETE on a standalone basis;

•	creating a substantial opportunity to realize $300 to $400 million in shared services cost savings over a few years; and

•	forming a company with expected higher cash flow growth and a higher dividend than WMB could achieve on a standalone basis;

•	WMB stockholders would have an opportunity to participate in the value created by the combination, as they would be entitled to receive approximately 52% of the anticipated distributions from ETE as of the closing;

•	the WMB Board’s assessment of WMB’s challenges as a standalone company in light of, among other things:

•	the WMB Board’s views and opinions on the challenges and opportunities facing the energy industry, including the midstream sector;

•	deterioration in industry conditions along with less favorable equity valuation diminished the benefit of the WPZ merger and increased the financing costs and risks; and

•	the current and prospective business climate in the industry in which WMB operates;

•	the strategic review process conducted by the WMB Board with the assistance of the strategic review committee, WMB management, Barclays, Lazard, Cravath, Gibson Dunn and Potter Anderson prior to entering into the merger agreement, which included:

•	a review of a variety of possible strategic alternatives other than a sale of WMB, including the possibility of proceeding with the previously proposed acquisition of all the public outstanding common units of WPZ or continuing to operate WMB under various other alternative standalone plans;

•	an evaluation of the range of possible benefits to WMB stockholders of these strategic alternatives and the timing and the likelihood of accomplishing the goals of any of these alternatives;

•	an assessment of numerous potential counterparties, including a review of ETE’s business operations, financial condition, earnings and prospects, taking into account the results of WMB’s due diligence review of ETE;

•	feedback received by Mr. MacInnis and Ms. Sugg in their meetings and calls with investors in July and August 2015, concerning such investors’ perspectives on the strategic alternatives review process;

•	contact by the WMB Board, through WMB’s management or financial advisors, with 18 potential counterparties over the course of the strategic alternatives review process;

•	a press release announcing that the WMB Board had authorized a process to explore a range of strategic alternatives following receipt of an unsolicited proposal, which gave other potential counterparties an opportunity to approach WMB or its advisors to propose a potential transaction;

•	extensive negotiations by the WMB Board (either directly or through WMB’s management, financial advisors or outside legal counsel) of potential alternative transactions with several potential counterparties other than ETE, including Party A;

•	an evaluation of the potentially higher regulatory and other risks to completing a transaction with Party A, including the approval of Party A’s stockholders, even if such a transaction could be mutually agreed upon acceptable terms;

•	an assessment of the risk that continuing to pursue other potential alternatives could have resulted in the loss of an opportunity to complete a transaction with ETE on negotiated terms or at all;

•	the advisors’ advice that they believed that ETE’s offer would receive strong support from WMB stockholders and that WMB stockholders would likely not approve the WPZ merger if ETE’s offer was outstanding; and

•	an assessment, taking into account, among other things, the respective analyses prepared by Barclays and Lazard, that these other potential alternatives were reasonably likely to present inferior opportunities for WMB, or reasonably less likely to create greater value for WMB stockholders, than the transaction with ETE;

•	the qualities of the ETC common shares and protective measures that were negotiated by the WMB Board regarding the economic equivalence of ETC common shares and ETE common units, including:

•	the dividend equalization agreement through calendar year 2018, which ensures that each ETC share will receive cash dividends identical to the cash distributions payable to each ETE unit, and the fact that ETE’s management indicated that its goal would be to manage ETC to a 10% cash federal income tax rate for 2019 through 2020 and thereafter, depending on among other things, the level of tax attributes at ETE’s disposal, more in the range of a 15-20% cash federal income tax rate;

•	the pro forma dividend per ETC common share, which is expected to exceed the expected 2016 dividend per share of WMB on a standalone basis;

•	the uncapped CCR attached to each ETC common share, which provides greater certainty as to the value of the share consideration that WMB stockholders receive;

•	the fact that ETE will own approximately 19% of the outstanding ETC common shares immediately following the completion of the transaction, which helps align the interests of ETE common unitholders and ETC common shareholders;

•	the fact that ETC common shares will be publicly listed, which will allow WMB stockholders to either sell the ETC common shares they receive in the merger for cash or keep the ETC common shares they receive and participate in the equity value of ETC, including the potential future growth and synergies resulting from the transaction; and

•	the anticipated market capitalization, liquidity and capital structure of ETC and the potential inclusion of ETC common shares in the S&P 500 index;

•	the likelihood that the merger will be completed based on, among other things:

•	the scope of the conditions to closing;

•	the absence of a financing condition in the merger agreement; and

•	the fact that WMB is entitled to specific performance to prevent breaches of the merger agreement and to enforce specifically the terms of the merger agreement;

•	the belief that the terms of the merger agreement, taken as a whole, provide a high degree of protection against risk that the completion of the merger is delayed or that the merger cannot be completed based on, among other things:

•	the fact that the conditions required to be satisfied prior to completion of the merger, such as regulatory approvals and the adoption of the merger agreement by WMB stockholders, are expected to be fulfilled;

•	the covenants contained in the merger agreement obligating each of the parties to use reasonable best efforts to cause the merger to be completed and to take all actions necessary to resolve objections under any antitrust laws; and

•	the provision of the merger agreement that allows the end date for completing the merger to be extended to September 28, 2016, if the merger has not been completed by the initial deadline of June 28, 2016 because certain required regulatory approvals have not been obtained or because of the issuance or enactment by a governmental authority of an order or law prohibiting or restraining the merger (which prohibition or restraint is in respect of an antitrust law);

•	the provisions in the merger agreement that permit WMB to explore an unsolicited proposal, including;

•	WMB’s ability, at any time prior to obtaining the WMB stockholder approval, to consider and respond to an unsolicited written takeover proposal, to furnish non-public information to the person making such a proposal and to engage in discussions or negotiations with the person making such a takeover proposal, if the WMB Board, prior to taking any such actions, determines in good faith and after consultation with its outside legal counsel and financial advisors that such takeover proposal either constitutes a superior proposal or could reasonably be expected to result in a superior proposal and that the failure to take such action would reasonably be likely to constitute a breach of the fiduciary duties of the WMB Board to WMB stockholders under applicable law;

•	the WMB Board’s ability, under certain circumstances, to withdraw, modify or qualify, the WMB Board recommendation to WMB stockholders that they vote in favor of the adoption of the merger agreement or approve or recommend or publicly propose to approve or recommend a takeover proposal; and

•	WMB’s ability, under certain circumstances, to terminate the merger agreement in order to enter into an agreement providing for a superior proposal, provided that WMB complies with its obligations relating to the entering into of any such agreement and prior to or concurrently with the termination of the merger agreement WMB pays to ETE a termination fee of $1.48 billion;

•	other terms of the merger agreement, including:

•	the fact that the merger is subject to approval of WMB stockholders;

•	the cash component of the merger consideration, which provides more optionality and value certainty for WMB stockholders by ensuring immediate value to WMB stockholders;

•	a special dividend of $0.10 per share which will be paid in cash to WMB stockholders of record immediately prior to the closing;

•	ETE’s obligation, in the case of termination of the merger agreement by WMB or ETE under specified circumstances, to pay WMB a fee equal to $410 million to compensate WMB for a portion of the payment made to WPZ in connection with the termination of the WPZ merger agreement or to reimburse WMB for up to $100 million of its transaction-related expenses, as more fully described in the section entitled “The Merger Agreement—Termination Fees and Expenses”;

•	the inclusion of the exceptions requested by WMB to the definition of “material adverse effect”; and

•	the availability of appraisal rights under the DGCL to WMB stockholders who comply with all of the required procedures under the DGCL, which allows such holders to seek appraisal of the fair value of their shares of WMB common stock as determined by the Delaware Court of Chancery;

•	the belief that the terms of the merger agreement, taken as a whole, including the parties’ representations, warranties and covenants, and the conditions to the parties’ respective obligations, are reasonable;

•	the financial analysis presented to the WMB Board by Barclays, as well as the opinion of Barclays, dated September 28, 2015, to the WMB Board to the effect that, as of that date, and based upon and subject to the factors and assumptions set forth therein, from a financial point of view, the merger consideration is fair to WMB stockholders (see the section titled “The Merger—Opinions of the Financial Advisors to the WMB Board—Opinion of Barclays” and the full text of the written opinion of Barclays attached as Annex F to this proxy statement/prospectus);

•	the financial analysis presented to the WMB Board by Lazard, as well as the opinion of Lazard, dated September 28, 2015, to the WMB Board to the effect that, as of that date, and based upon and subject to the assumptions, procedures, factors, qualifications and limitations set forth therein, the merger consideration to be paid to WMB stockholders (other than certain WMB stockholders excluded from the scope of Lazard’s opinion, as set forth in Lazard’s written opinion) in the merger was fair, from a financial point of view, to such WMB stockholders (see the section titled “The Merger—Opinions of the Financial Advisors to the WMB Board—Opinion of Lazard” and the full text of the written opinion of Lazard attached as Annex G to this proxy statement/prospectus);

•	other factors relevant to the merger, including the following:

•	the fact that resolutions approving the merger were approved by a majority of the members of the WMB Board, which is comprised of independent directors (other than Mr. Armstrong) who are not affiliated with ETE and are not employees of WMB or any of its subsidiaries;

•	the fact that the merger is not conditioned upon any member of WMB senior management entering into any employment or other agreement or arrangement with ETE, and that no such agreement or arrangement existed as of the date of the merger agreement;

•	the fact that the merger is expected to qualify as a “reorganization” within the meaning of the Code and that WMB stockholders’ receipt of ETC common shares in the merger is not expected to be taxable to them;

•	ETE’s commitment, confirmed in a WMB-ETE joint press release issued on September 28, 2015, that WPZ will retain its current name and remain a publicly traded partnership headquartered with a meaningful ongoing presence in Tulsa, Oklahoma;

•	the fact that ETE has indicated that it expects to utilize ETC as its primary parent-level equity raising vehicle going forward and therefore there is an incentive to maximize the value of ETC common shares; and

•	the fact that there will be significant overlap in the ETE and initial ETC shareholder bases.

In the course of its deliberations, the WMB Board also considered a variety of risks and other countervailing factors related to entering into the merger agreement, the merger and all other transactions contemplated thereby, including but not limited to:

•	the challenges inherent in the combination of two businesses of the size, geographical diversity and scope of WMB and ETE and the size of the companies relative to each other, including:

•	the risk that integration costs may be greater than anticipated and the possible diversion of management attention for an extended period of time;

•	the challenges of developing and executing a successful strategy and business plan for the combined company;

•	the potential risks associated with achieving anticipated synergies and successfully integrating WMB’s business, operations and workforce with those of ETE;

•	the fact that WMB will have to pay WPZ a termination fee of $428 million in connection with the termination of the WPZ merger agreement; and

•	the possibility that the combined company might not achieve its projected financial results;

•	the challenges inherent in the combined company, including:

•	the fact that, as a result of the combination, WMB stockholders would be participating in business and commodity risks of ETE’s various businesses;

•	the fact that the combined company will have significant capital requirements and may experience difficulties in raising the required capital, which could materially impact large capital projects and result in the cannibalization of existing revenues from legacy assets;

•	the fact that the combined company will likely not be better suited to address any difficulties that WPZ may have in raising capital;

•	the fact that the combination further increases the scale and scope of operations and asset diversity of ETE, which may increase the execution challenges for the combined company; and

•	the fact that the combination would result in WMB stockholders no longer having the benefit of a company primarily focused on a natural gas strategy and WMB’s unique asset base accumulated to serve such strategy, but instead a company with a diversified asset portfolio;

•	the challenges inherent in ETE, including an assessment of certain of ETE’s assets compared to comparable assets of WMB;

•	the fact that ETE’s relatively low yield on its cash available for distributions to unitholders is dependent on sustaining a very high growth rate which may prove difficult in the current commodities environment;

•	the fact that WMB’s diligence consisted primarily of management presentations, targeted diligence requests and review of ETE’s public filings, as well as summary information provided by ETE;

•	the fact that the business climate in the industry in which WMB operates has recently been challenging, with a depression of commodities prices, and therefore the long-term potential of WMB may not be reflected in its current valuation, which potentially affected ETE’s offer;

•	the fact that, under certain scenarios and for certain years in the projection period, the cash available for dividends per share to WMB pro forma for a merger with ETE (for a WMB stockholder who elected to receive all-stock consideration) would be lower than the cash available for dividends per share to WMB after giving effect to the WPZ merger;

•	the fact that the proposed exchange ratio of 1.8716 ETC common shares per share of WMB common stock is a discount to the average implied ratios of the market price of WMB common stock to the market price of ETE common units for the three and five years preceding the execution of the merger agreement of 2.06 and 2.38, respectively;

•	the fact that WMB was not able to obtain from ETE an increase to the exchange ratio despite requests by the WMB Board for ETE to do so;

•	the risks surrounding the merger consideration, including:

•	the fact that WMB stockholders are receiving ETC common shares rather than ETE common units and the uncertainty, given the current absence of a liquid trading market for ETC common shares,

as to how ETC common shares will trade and the potential that the fixed exchange ratio under the merger agreement could result in ETC delivering less value to the WMB stockholders, despite the protection provided by the uncapped CCRs, than had been anticipated by WMB should ETC common shares trade poorly after the closing of the merger;

•	the fact that beginning on January 1, 2019, after the dividend equalization period, the per share dividend payable to ETC shareholders will likely be lower than the per unit distribution payable to ETE unitholders;

•	the lack of a binding agreement for members of ETE’s management to manage the effective tax rate of ETC after December 31, 2018 at the levels publicly announced;

•	the fact that the CCRs will not trade separately from the ETC common shares, which will preclude WMB stockholders from selling their ETC common shares while retaining their CCRs and which may artificially inflate the value of the ETC common shares prior to the expiration of the CCRs resulting in reduced or no payout under the CCRs upon expiration;

•	the fact that the CCRs may be extinguished in certain circumstances (see the section titled “CCR Agreement—Early Cancellation of CCRs”);

•	the fact that the CCRs provide that if ETC common shares trade at a premium to ETE common units, an adjustment could be made to reduce the value of each ETC common share (see the section titled “CCR Agreement—Terms”);

•	the proration of the share consideration and the cash consideration to ensure that the aggregate number of ETC common shares and the aggregate amount of cash paid in the merger will be the same as if all WMB stockholders received $8.00 and 1.5274 ETC common shares per share of WMB common stock, which may deprive some WMB stockholders of the immediate certainty of the cash consideration or may deprive some WMB stockholders of the opportunity to participate fully in the value of the combined company; and

•	the fact that, for U.S. Federal income tax purposes, the cash merger consideration will be taxable to WMB stockholders;

•	the risks surrounding the governance of ETC and ETE, including:

•	the fact that ETC GP will be controlled by Mr. Warren;

•	the fact that Mr. Warren’s ownership of a substantial number of ETE common units may influence the actions he takes on behalf of ETC GP and may cause him to favor ETE over ETC in tax allocation or other decisions;

•	the fact that ETC and ETE will be managed at the discretion of Mr. Warren for the foreseeable future and that the success of ETE and ETC will depend in part on how well Mr. Warren manages these businesses;

•	the fact that the ETC GP Board appointed by Mr. Warren may not be composed of a majority of independent directors;

•	the fact that unlike the WMB Board of directors that owes fiduciary duties to the WMB stockholders, ETC GP and the ETC GP Board will owe limited duties to ETC shareholders since ETC is a partnership and not a corporation;

•	the fact that the ETC shareholders have limited contractual approval rights regarding actions taken by ETC or ETE that may impact the ETC common shares or the ETE Class E units;

•	the fact that the initial conflicts committee of the ETC GP Board will be appointed by Mr. Warren, subject to approval of the existing WMB Board;

•	the fact that the ETC GP Board will not be required to submit matters giving rise to a conflict of interest between ETC, on the one hand, and Mr. Warren and his affiliates, on the other hand, to the ETC shareholders or the ETC conflicts committee for approval;

•	the fact that ETC’s partnership agreement does not include anti-dilution protections for the benefit of ETC shareholders, such as a requirement to maintain a one-to-one ratio of ETC common shares to ETE Class E units held by ETC;

•	the fact that ETE’s general partner may allocate items consisting of depreciation, amortization or other forms of cost recovery relating to certain assets owned by ETE to the ETE common units and the ETE Class E units in a manner that does not correspond to their respective pro rata ownership interests in ETE; and

•	the fact that ETC conflicts committee approval is not required with respect to asset sales unless the sale of any WMB assets following the closing of the transaction would expect to create a pre-tax gain being allocated to ETC that would exceed by more than $400 million the pre-tax gain that would have been allocated to ETC if allocated based on actual economic ownership percentages between ETE and ETC;

•	the fact that the merger may be delayed or not occur at all, due to a failure of certain conditions, including regulatory approval of the proposed transaction, with consequences such as:

•	an adverse impact on WMB or ETE during such delay period; and

•	the potential negative impact on WMB’s ability to retain key employees, the diversion of WMB management and employee attention and the potential disruptive effects on WMB’s day-to-day operations and WMB’s relationships with third parties;

•	certain provisions in the merger agreement, including:

•	the restrictions on the conduct of WMB’s business prior to the completion of the merger, which may delay or prevent WMB from undertaking business opportunities that may arise or any other action it would otherwise take with respect to the operations of WMB pending completion of the merger;

•	the prohibition on WMB from soliciting or engaging in discussions regarding alternative transactions during the pendency of the merger, subject to limited exceptions;

•	the fact that the payment of a $410 million fee by ETE to WMB is only payable by ETE for termination under specific circumstances; and

•	the possibility that, if the merger is terminated under circumstances specified in the merger agreement, WMB will be required to pay up to $100 million of ETE’s expenses or a termination fee of $1.48 billion, as more fully described in the section titled “The Merger Agreement—Termination Fees and Expenses”, which could discourage third parties from making an alternative takeover proposal with respect to WMB, but which the WMB Board believes would not be a meaningful deterrent;

•	the potential impact of the merger on WMB’s business and its customer relationships, employees and other business partners;

•	the risk of incurring substantial expenses related to the merger, including in connection with any litigation resulting from the announcement or pendency of the merger;

•	the risk that, upon completion of the merger, the counterparties under certain material contracts may be able to exercise certain “change of control” rights; and

•	the other potential risks described in the section titled “Risk Factors”.

In addition, the WMB Board was aware of and considered the interests of its directors and executive officers that are different from, or in addition to, the interests of WMB stockholders generally, including the treatment of WMB stock options and other equity awards held by such directors and executive officers in the merger described in the section titled “The Merger—Interests of Directors and Executive Officers of WMB in the Merger” and ETC’s agreement to indemnify WMB directors and officers against certain claims and liabilities.

The foregoing discussion of the information and factors that the WMB Board considered is not intended to be exhaustive, but rather is meant to include the material factors that the WMB Board considered. A majority of the members of the WMB Board collectively reached the conclusion to approve the merger agreement, the merger and all of the other transactions contemplated by the merger agreement in light of the various factors described above and other factors that the members of the WMB Board believed were appropriate. In view of the complexity and wide variety of factors, both positive and negative, that the WMB Board considered in connection with its evaluation of the merger, the WMB Board did not find it practical, and did not attempt, to quantify, rank or otherwise assign relative weights or values to any of the factors it considered in reaching its decision and did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to the ultimate determination of the WMB Board. Rather, in considering the various factors, individual members of the WMB Board considered all of these factors as a whole and a majority of such members concluded, based on the totality of information presented to them and the investigation conducted by them, that, on balance, the positive factors outweighed the negative factors and that they supported a determination to approve the merger agreement, declare its advisability and recommend that the WMB stockholders vote to adopt the merger agreement. In considering the factors discussed above, individual directors may have given different weights to different factors.

This explanation of the WMB Board’s reasons for recommending the adoption of the merger agreement and other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors described in the section titled “Forward-Looking Statements”.

The WMB Board recommends a vote “FOR” the adoption of the merger agreement.

Opinions of the Financial Advisors to the WMB Board

Opinion of Barclays

WMB engaged Barclays to act as its financial advisor with respect to a potential sale of WMB pursuant to an engagement letter dated June 15, 2015. On September 28, 2015, Barclays delivered an oral opinion to the WMB Board, which was subsequently confirmed in writing, to the effect that, as of such date and based upon and subject to the qualifications, limitations and assumptions stated therein, the merger consideration to be paid in the aggregate to the WMB stockholders is fair, from a financial point of view, to such stockholders.

The full text of Barclays’ written opinion, dated as of September 28, 2015, is attached as Annex F to this proxy statement/prospectus. Barclays’ written opinion sets forth, among other things, the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Barclays in rendering its opinion. You are encouraged to read the opinion carefully in its entirety. The following is a summary of Barclays’ opinion and the methodology that Barclays used to render its opinion. This summary is qualified in its entirety by reference to the full text of the opinion.

The terms of the merger were determined through arm’s-length negotiations between WMB, on the one hand, and ETE, on the other hand, and were approved on September 28, 2015 by a majority vote of the WMB Board. Barclays did not recommend any specific form or amount of consideration to WMB or that any specific form or amount of consideration constituted the only appropriate consideration for the merger. Barclays was not requested to address, and its opinion does not in any manner address, WMB’s underlying business decision to proceed with or effect the merger or the likelihood of consummation of the merger or the relative merits of the merger as compared to any strategic alternatives that may be available to WMB. In addition, Barclays expressed no opinion on, and its opinion does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the merger, or any class of such persons, relative to the merger consideration to be paid in the aggregate by ETC in the merger or otherwise. No limitations were imposed by the WMB Board upon Barclays with respect to the investigations made or procedures followed by it in rendering its opinion.

In arriving at its opinion, Barclays, among other things, reviewed and analyzed:

•	the merger agreement, dated as of September 28, 2015, and the specific terms of the merger;

•	a draft of the CCR agreement;

•	a draft of the contribution agreement;

•	publicly available information concerning WMB, ETE and their respective subsidiaries that Barclays believed to be relevant to its analysis, including WMB’s and WPZ’s Annual Reports on Form 10-K for the fiscal year ended December 31, 2014 (including, for WMB, certain items that were subsequently recast in WMB’s Current Report on Form 8-K, filed on May 7, 2015) and Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2015 and June 30, 2015, and ETE’s and its publicly traded subsidiaries’ Annual Reports on Form 10-K for the fiscal year ended December 31, 2014 and Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2015 and June 30, 2015;

•	financial and operating information with respect to the business, operations and prospects of WMB furnished to Barclays by WMB, including financial projections of WMB prepared by management of WMB;

•	financial and operating information with respect to the business, operations and prospects of ETE furnished to Barclays by WMB and ETE, including financial projections of ETE prepared by management of ETE and reviewed and adjusted by management of WMB;

•	a trading history of WMB common stock and ETE common units from September 25, 2005 to September 25, 2015, and a comparison of that trading history with those of other companies that Barclays deemed relevant;

•	WMB’s and ETE’s dividend/distribution yield history from June 30, 2010 to June 16, 2015 and from June 16, 2015 to September 25, 2015, and a comparison of that dividend/distribution yield history with those of other companies that Barclays deemed relevant;

•	a comparison of the historical financial results and present financial condition of WMB and ETE with each other and with those of other companies that Barclays deemed relevant;

•	the results of efforts by WMB to solicit indications of interest from third parties with respect to a sale of WMB;

•	the potential tax and financial consequences on future ETC distributions in both a full tax liability scenario as provided by WMB and a managed tax liability scenario as provided by ETE and confirmed by WMB;

•	the pro forma impact of the merger on the future financial performance of the combined company, including cost savings, operating, commercial and cost synergies, tax consequences resulting from the managed tax liability scenario, and other strategic benefits, expected by the management of WMB, to result from a combination of the businesses (together, the “Expected Benefits”);

•	published estimates of independent research analysts with respect to the future financial performance and price targets of ETE;

•	the relative contributions of WMB and ETE to the future financial performance of the combined company on a pro forma basis, including an evaluation of the pro forma dividends/distributions per share/unit and cash available for dividends/distributions per share/unit; and

•	alternatives available to WMB on a stand-alone basis to fund its future capital and operating requirements, including WMB’s announced agreement to buy the outstanding public common units of WPZ.

In addition, Barclays had discussions with the management of WMB and ETE concerning their respective and combined businesses, operations, assets, financial condition and prospects and undertook such other studies, analyses and investigations as Barclays deemed appropriate.

In arriving at its opinion, Barclays assumed as a result of proration that all WMB stockholders will receive the mixed consideration and the pre-merger special dividend. Barclays also assumed that (a) the merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Code, (b) the Contribution (as defined in the merger agreement) and the issuance of the ETE Class E units should be treated as an exchange as described in Section 721(a) of the Code, and (c) that there will be no subsequent sale or other transfer by ETE of the equity or assets contributed to ETE pursuant to the contribution agreement that would adversely affect ETC or any holders of ETC common shares. Barclays also assumed and relied upon the accuracy and completeness of the financial and other information used by Barclays without any independent verification of such information (and had not assumed responsibility or liability for any independent verification of such information). Barclays also relied upon the assurances of management of WMB that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of WMB, upon advice of WMB, Barclays assumed that such projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of WMB as to the future financial performance of WMB and that WMB will perform substantially in accordance with such projections. With respect to the financial projections of ETE, upon the advice of WMB, Barclays assumed that such projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of ETE as to the future financial performance of ETE and that the adjustments by management of WMB to such projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of management of WMB as to the future financial performance of ETE, and that ETE will perform substantially in accordance with such projections. Furthermore, upon the advice of and guidance from WMB, Barclays assumed that the amounts and timing of the Expected Benefits are reasonable and that the Expected Benefits will be realized in accordance with such estimates referred to in this paragraph or the assumptions on which they are based. Barclays assumed no responsibility for and expressed no view as to any of the projections or estimates or the assumptions on which they are based. In arriving at its opinion, Barclays did not conduct a physical inspection of the properties and facilities of WMB or ETE and did not make or obtain any evaluations or appraisals of the assets or liabilities of WMB or ETE. Barclays’ opinion was necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, September 28, 2015. Barclays assumed no responsibility for updating or revising its opinion based on events or circumstances that may have occurred after September 28, 2015. Barclays expressed no opinion as to the prices at which shares of WMB common stock or ETE common units would trade following the announcement of the merger or at which price the ETC common shares or ETE common units would trade at any time following the consummation of the merger. Barclays expressed no opinion as to the credit rating of WMB and ETE at any time following the announcement or the consummation of the merger. Barclays expressed no opinion as to the distribution policy of ETE or ETC at any time following the consummation of the merger. Furthermore, Barclays expressed no opinion as to the form or structure of the merger, including any tax attributes expected to apply to the combined company following the consummation of the merger transactions. Barclays’ opinion does not provide any assurance that the aggregate value of the merger consideration, including the ETC common shares and the CCRs, to be held by the stockholders of WMB after the consummation of the merger will be in excess of the market value of WMB common stock owned by such stockholders at any time prior to the announcement or consummation of the merger.

Barclays assumed that the executed CCR agreement and the contribution agreement will conform in all material respects to the last draft reviewed by Barclays. Additionally, Barclays assumed the accuracy of the representations and warranties contained in the merger agreement and all the agreements related thereto.

Barclays did not express any opinion as to any tax or other consequences that might result from the merger, nor did Barclays’ opinion address any legal, tax, regulatory or accounting matters, as to which Barclays understood WMB had obtained such advice as it deemed necessary from qualified professionals.

Summary of Barclays’ Analyses

In connection with rendering its opinion, Barclays performed certain financial, comparative and other analyses as summarized below. In arriving at its opinion, Barclays did not ascribe a specific range of values to the shares of WMB common stock but rather made its determination as to fairness, from a financial point of view, to WMB stockholders of the merger consideration to be paid to such stockholders in the merger on the basis of various financial and comparative analyses. The preparation of a fairness opinion is a complex process and involves various determinations as to the most appropriate and relevant methods of financial and comparative analyses and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to summary description.

In arriving at its opinion, Barclays did not attribute any particular weight to any single analysis or factor considered by it but rather made qualitative judgments as to the significance and relevance of each analysis and factor relative to all other analyses and factors performed and considered by it and in the context of the circumstances of the particular transaction. Accordingly, Barclays believes that its analyses must be considered as a whole, as considering any portion of such analyses and factors, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying its opinion.

The following is a summary of the material financial analyses used by Barclays in preparing its opinion to the WMB Board. Certain financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses used by Barclays, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses. In performing its analyses, Barclays made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of WMB or any other parties to the merger. None of WMB, ETE, ETC, Barclays or any other person assumed responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of the businesses do not purport to be appraisals or reflect the prices at which the businesses may actually be sold.

Historical Trading Prices Exchange Ratio Analysis

Barclays reviewed, for informational purposes, the closing prices of WMB common stock and ETE common units for the two year period from September 25, 2013 to September 25, 2015 and the approximately four month period after the announcement of the WPZ merger from May 13, 2015 to September 25, 2015. Barclays derived the historical exchange ratios between WMB common stock and ETE common units over those periods and compared those exchange ratios to the 1.8716x exchange ratio payable by ETE pursuant to the merger agreement. The 1.8716x exchange ratio offer, which is also the exchange ratio used for the share consideration, implied, based on the September 25, 2015 closing prices of ETE common units, the nominal offer price of $43.50 payable per share of WMB common stock offered as the cash consideration, and the 1.5274x exchange ratio plus $8.00 in cash per share of WMB common stock offered as the mixed consideration. The table below presents closing prices for WMB common stock and ETE common units (as adjusted for stock/unit splits) for selected historical periods to and including September 25, 2015, the corresponding exchange ratio for these periods and the implied premium that the merger consideration’s 1.8716x exchange ratio represents relative to these historical exchange ratios.

Period	WMB ($/Share)	ETE ($/Unit)	Exchange Ratio	Implied Premium
Current (9/25/15)	$41.60	$23.24	1.7900x	4.6%
Pre-WPZ merger Announcement (5/12/15)	$50.10	$34.30	1.4609x	28.1%
90-Day Average	$50.89	$30.35	1.6766x	11.6%
180-Day Average	$49.60	$30.70	1.6157x	15.8%
1-Year Average	$49.99	$30.16	1.6576x	12.9%
2-Year Average	$47.41	$26.76	1.7715x	5.7%

Purchase Price Ratio Analysis

Based on the September 25, 2015 closing price of ETE common units of $23.24, the merger consideration represented an implied nominal offer price of $43.50 per share of WMB common stock. Barclays noted that based on the September 25, 2015 closing price of WMB common stock of $41.60, the merger consideration yields a premium of 4.6%. Barclays also compared certain projected financial information, including WMB’s cash available for dividends yield relative to the implied nominal offer price of $43.50 per share of WMB common stock, ETE’s cash available for distributions yield relative to the September 25, 2015 closing price of $23.34 per ETE common unit, WMB’s dividend yield relative to the implied nominal offer price of $43.50 per share of WMB common stock and ETE’s distribution yield relative to the September 25, 2015 closing price of $23.24 per ETE common unit.

	WMB		ETE
Implied Nominal Offer Price	$43.50
Current Share (Unit) Price (9/25/15)	$41.60		$23.24

	Statistic	$ / Offer Price	Statistic	$ / Unit Price
Cash Available for Dividends/Distributions per Share/Unit(1)
2016E	$2.38	5.48%	$1.37	5.91%
2017E	$2.91	6.70%	$1.79	7.71%
2018E	$3.42	7.87%	$2.14	9.19%
2016E-2018E CAFD CAGR		19.9%		24.7%

Dividend/Distribution Yield(1)
Latest Quarter Annualized	$2.56	5.89%	$1.06	4.56%
2016E	$2.18	5.02%	$1.31	5.63%
2017E	$2.47	5.69%	$1.68	7.22%
2018E	$2.85	6.55%	$2.14	9.19%

(1)	Barclays relied on the WMB Market Case and ETE Market Case (as defined below) for purposes of its purchase price ratio analysis.

Dividend Discount Model Analysis

In order to estimate the present value of WMB common stock as compared to the present value of ETC common shares after giving effect to the merger, Barclays performed a dividend discount model analysis based on dividends per share. A dividend discount model analysis is a traditional valuation methodology used to derive the equity value of a company by calculating the “present value” of estimated future dividends/distributions of a company to its stockholders/unitholders. “Present value” refers to the current value of dividends/distributions and is obtained by discounting those dividends/distributions by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

(a)	WMB Common Stock

Barclays performed twelve pro forma scenarios for WMB (collectively, the “WMB Scenarios”) based on three sets of WMB’s management financial projections for the years 2015 through 2019 (each also defined in the section titled “Financial Forecasts” beginning on page 157 of this proxy statement/prospectus): (1) mid-case projections, which are based on the mid commodity price assumption disclosed in the company’s May 2015 Analyst Day guidance for 2016 and 2017 and WMB management estimates thereafter (the “WMB Mid Case”), (2) projections adjusted for market commodity prices as of August 21, 2015 (the “WMB Market Case”), and (3) projections adjusted for market commodity prices as of August 21, 2015 and further adjusted downward to account for estimated reduced drilling and business activities from WMB’s customers due to lower commodity prices (the “WMB Adjusted Market Case”). Each of these three sets of projections was analyzed before taking into account the impact of the WPZ merger (“Pre-WPZ”) and after taking into account the impact of the WPZ merger (“Post-WPZ”). Lastly, each of these six scenarios was analyzed assuming either that WMB will make additional capital expenditures on projects that have been identified by WMB management but not yet incorporated in its financial projections (the “WMB Prospective Projects”) or that WMB will not pursue the WMB Prospective Projects. For more information on the financial projections for WMB please see the section titled “Financial Forecasts” beginning on page 157 of this proxy statement/prospectus.

To calculate the estimated implied per share value of WMB common stock using the dividend discount model analysis for each of the WMB Scenarios, Barclays added: (i) the forecasted dividends per share from the third quarter of 2015 to 2019, based on cash available for dividends and dividends per share projections of WMB furnished to Barclays by WMB’s management to (ii) the “terminal value” of the forecasted normalized dividend per share at the end of calendar year 2019, based on financial projections from WMB’s management, and discounted the sum of such amounts to June 30, 2015 using a range of equity cost of capital rates (as further described below).

In determining the terminal value for the WMB Scenarios, Barclays applied certain assumed yields to WMB’s forecasted calendar year 2019 dividend per share, and made two adjustments to normalize the terminal year dividend: (i) applied an adjusted cash tax rate of 15% affecting the cash available for dividends in 2019 and (ii) applied a reduced coverage ratio of 1.0x to 2019 dividends for the terminal year estimate. The assumed valuation yields for both the yearly equity issuance and the terminal value calculation were selected based on Barclays’ professional judgment and experience, taking into account historical trading levels of WMB common stock. Barclays then discounted the cash flows for each WMB Post-WPZ scenario using equity cost of capital rates ranging from 10.1% to 12.1% and for each WMB Pre-WPZ scenario using equity cost of capital rates ranging from 10.6% to 12.6%, which were selected based on Barclays’ professional judgment and experience, taking into account projected equity cost of capital rates for WMB and its respective peer groups, which were different in the Pre-WPZ and Post-WPZ scenarios. The assumed terminal dividend yield and implied reference range of per share values of WMB common stock for each WMB scenario is set forth in the tables below:

	Terminal Dividend Yield	Implied Share Value
With WMB Prospective Projects
WMB Mid Case Post-WPZ Scenario	5.25%	$60.00 – $65.00
WMB Market Case Post-WPZ Scenario	6.75%	$42.00 – $45.00
WMB Adjusted Market Case Post-WPZ Scenario	7.50%	$36.00 – $39.00

WMB Mid Case Pre-WPZ Scenario	5.50%	$53.00 – $57.00
WMB Market Case Pre-WPZ Scenario	7.00%	$36.00 – $39.00
WMB Adjusted Market Case Pre-WPZ Scenario	7.75%	$32.00 – $34.00

Without WMB Prospective Projects
WMB Mid Case Post-WPZ Scenario	5.25%	$55.00 – $60.00
WMB Market Case Post-WPZ Scenario	6.75%	$40.00 – $43.00
WMB Adjusted Market Case Post-WPZ Scenario	7.50%	$35.00 – $38.00

WMB Mid Case Pre-WPZ Scenario	5.50%	$50.00 – $54.00
WMB Market Case Pre-WPZ Scenario	7.00%	$36.00 – $39.00
WMB Adjusted Market Case Pre-WPZ Scenario	7.75%	$32.00 – $34.00

(b)	ETE Common Units

Barclays performed eight pro forma scenarios for ETE (collectively, the “ETE Scenarios”) based on two projections prepared by management of ETE and reviewed and adjusted downward by management of WMB of ETE distributions for the years 2015 through 2018: (1) mid-case projections, based on the WMB Mid Case commodity prices and subject to certain adjustments made by WMB management (the “ETE Mid Case”) and (2) market case projections, based on the WMB Market Case commodity prices and subject to certain adjustments made by WMB management (the “ETE Market Case”). Each of these two sets of projections was analyzed based on the assumption that ETE’s natural gas liquefaction project at Lake Charles (the “Lake Charles Project”) would either be pursued or not pursued by ETE and its controlled affiliates. Lastly, each of these four scenarios was analyzed assuming either that ETE will make certain capital expenditures on projects that have been identified by ETE’s management but not yet incorporated in its financial projections (the “ETE Prospective Projects” and together with the WMB Prospective Projects, the “Prospective Projects”) or that ETE will not pursue the ETE Prospective Projects. For more information please see the section titled “Financial Forecasts” beginning on page 157 of this proxy statement/prospectus.

To calculate the estimated implied per unit value of ETE common units using the dividend discount model for the ETE Scenarios, Barclays added: (i) the forecasted distributions per unit from the third quarter of 2015 to 2018, based on cash available for distributions and distributions per unit projections of ETE to (ii) the “terminal value” of the forecasted normalized distributions per share at the end of calendar year 2018, in each case based on guidance from ETE’s management, and discounted the sum of such amounts to June 30, 2015 using a range of equity cost of capital rates (as further described below).

In determining the terminal value for the ETE Scenarios, Barclays applied certain assumed yields to the forecasted calendar year 2018 distributions per unit, which were normalized for certain items including coverage. These assumed yields were selected based on Barclays’ professional judgment and experience, taking into account historical trading levels of ETE common units. Barclays then discounted the cash flows for each ETE Scenario using equity cost of capital rates ranging from 9.8% to 11.8%, which were selected based on Barclays’ professional judgment and experience, taking into account projected equity cost of capital rates for ETE and its peers. The assumed terminal dividend yield and implied reference range of per unit values of ETE common units for each ETE Scenario is set forth in the table below:

	Terminal Dividend Yield	Implied Unit Value
With ETE Prospective Projects
ETE Mid Case Scenario – Without Lake Charles Project	3.50%	$51.00 – $54.00
ETE Market Case Scenario – Without Lake Charles Project	5.25%	$32.00 – $34.00
ETE Mid Case Scenario – With Lake Charles Project	3.50%	$55.00 – $60.00
ETE Market Case Scenario – With Lake Charles Project	5.25%	$37.00 – $40.00

Without ETE Prospective Projects
ETE Mid Case Scenario – Without Lake Charles Project	3.50%	$50.00 – $53.00
ETE Market Case Scenario – Without Lake Charles Project	5.25%	$32.00 – $34.00
ETE Mid Case Scenario – With Lake Charles Project	3.50%	$54.00 – $59.00
ETE Market Case Scenario – With Lake Charles Project	5.25%	$36.00 – $40.00

(c)	ETC Common Shares

Barclays analyzed the value of the ETC common shares based on the implied unit values of ETE common units derived from the dividend discount model valuation analysis described above and adjusted such valuations to reflect differences in the tax positions of ETE and ETC resulting from their respective corporate structures. In order to account for the pass through nature of ETE distributions, Barclays added the per share value of tax liabilities in each of the three WMB Pre-WPZ scenarios without the WMB Prospective Projects, as adjusted to reflect the impact of such tax liabilities on the ETC common shares. Barclays then added to the implied unit values in each of these 12 scenarios tax liabilities of ETE as proposed by ETE management and WMB management. Barclays then reduced the value of ETC common shares by the tax liabilities projected to be assessed for ETC.

Barclays examined two tax scenarios. The managed tax liability scenario assumed that ETE management will take certain actions that will result in distributions from ETE to ETC being taxed at a rate of 10% in 2019 and 2020, and 15% thereafter. The full tax liability scenario assumed that ETE management will not take such actions and thus ETC will be subject to a higher tax rate liability on distributions it receives from ETE. In both the managed tax liability scenario and the full tax liability scenario, Barclays assumed, as directed by WMB and ETE management, that ETC will not be liable for taxes on distributions from ETE through 2018.

Lastly, Barclays added the value of the CCRs to the implied share values in each of these 24 scenarios, and the range of the implied share values resulting from these three adjustments resulted in the implied share value of the ETC common shares. For purposes of valuing the CCRs, Barclays assumed that differences between the trading price of the ETC common shares and ETE common units would be attributable to differences in the future cash taxes between ETC and ETE based on their respective structures. Because the CCR provides its holder with a one-time payment at the end of a two-year period in the event that ETC common shares trade at a discount relative to ETE common units, Barclays assumed this payment would provide partial value equalization between ETC and ETE. The value that Barclays attributed to the CCRs in its analysis varied according to the tax liabilities projected by ETE and WMB management in various scenarios used to estimate future tax liabilities.

Managed Tax Liability Scenario

With ETE Prospective Projects	Implied Share Value
ETE Mid Case Scenario – WMB Mid Case Scenario – Without Lake Charles	$49.00 – $52.00
ETE Market Case Scenario – WMB Market Case Scenario – Without Lake Charles	$31.00 – $33.00
ETE Market Case Scenario – WMB Adjusted Market Case Scenario – Without Lake Charles	$31.00 – $33.00
ETE Mid Case Scenario – WMB Mid Case Scenario – With Lake Charles	$54.00 – $58.00
ETE Market Case Scenario – WMB Market Case Scenario – With Lake Charles	$36.00 – $39.00
ETE Market Case Scenario – WMB Adjusted Market Case Scenario – With Lake Charles	$35.00 – $39.00

Without ETE Prospective Projects	Implied Share Value
ETE Mid Case Scenario – WMB Mid Case Scenario – Without Lake Charles	$48.00 – $51.00
ETE Market Case Scenario – WMB Market Case Scenario – Without Lake Charles	$31.00 – $33.00
ETE Market Case Scenario – WMB Adjusted Market Case Scenario – Without Lake Charles	$31.00 – $33.00
ETE Mid Case Scenario – WMB Mid Case Scenario – With Lake Charles	$53.00 – $57.00
ETE Market Case Scenario – WMB Market Case Scenario – With Lake Charles	$35.00 – $39.00
ETE Market Case Scenario – WMB Adjusted Market Case Scenario – With Lake Charles	$35.00 – $39.00

Full Tax Liability Scenario

With ETE Prospective Projects	Implied Share Value
ETE Mid Case Scenario – WMB Mid Case Scenario – Without Lake Charles	$42.00 – $45.00
ETE Market Case Scenario – WMB Market Case Scenario – Without Lake Charles	$27.00 – $29.00
ETE Market Case Scenario – WMB Adjusted Market Case Scenario – Without Lake Charles	$26.00 – $28.00
ETE Mid Case Scenario – WMB Mid Case Scenario – With Lake Charles	$47.00 – $52.00
ETE Market Case Scenario – WMB Market Case Scenario – With Lake Charles	$31.00 – $35.00
ETE Market Case Scenario – WMB Adjusted Market Case Scenario – With Lake Charles	$31.00 – $35.00

Without ETE Prospective Projects	Implied Share Value
ETE Mid Case Scenario – WMB Mid Case Scenario – Without Lake Charles	$41.00 – $45.00
ETE Market Case Scenario – WMB Market Case Scenario – Without Lake Charles	$27.00 – $29.00
ETE Market Case Scenario – WMB Adjusted Market Case Scenario – Without Lake Charles	$26.00 – $28.00
ETE Mid Case Scenario – WMB Mid Case Scenario – With Lake Charles	$46.00 – $51.00
ETE Market Case Scenario – WMB Market Case Scenario – With Lake Charles	$31.00 – $35.00
ETE Market Case Scenario – WMB Adjusted Market Case Scenario – With Lake Charles	$31.00 – $34.00

Implied Exchange Ratio Analysis

Barclays calculated certain implied exchange ratio value ranges. Specifically, Barclays computed the bottom end of each the implied exchange ratio value range by dividing the bottom end of the WMB common stock implied per share equity value by the top end of ETC common shares implied per share equity value, and calculated the top end of each implied exchange ratio value range by dividing the top of the WMB common stock implied per share equity value by the bottom end of ETC common shares implied per share equity value. The implied per share equity values of WMB common stock were derived from the dividend discount model valuation analysis described above. The implied per share equity values of the ETC common shares used for this comparison were derived by adjusting the implied per unit equity values of the ETE common units resulting from the dividend discount model valuation analysis described above to reflect certain WMB and ETE tax liabilities, including the value of the CCRs, which together represent the estimated value of the ETC common shares (as described above), the exchange ratio of 1.5274x included in the mixed consideration, and the $8.00 per share cash component of the merger consideration.

Barclays calculated implied exchange ratio value ranges for each of the (1) WMB Scenario based on the WMB Mid Case compared to each ETE Scenario based on the ETE Mid Case, (2) WMB Scenario based on the WMB Market Case to each ETE Scenario based on the ETE Market Case and (3) WMB Scenario based on the WMB Adjusted Market Case to each ETE Scenario based on the ETE Market Case.

The implied exchange ratio value ranges in each of these 48 scenarios is presented in the tables below, and is lower than the 1.8716x exchange ratio offered by ETE pursuant to the merger agreement.

Managed Tax Liability Scenario—With Lake Charles

	ETE Mid Case Scenario— With Lake Charles	ETE Market Case Scenario— With Lake Charles
With WMB Prospective Projects
WMB Post-WPZ Mid Case Scenario	1.1538x – 1.3542x	—
WMB Post-WPZ Market Case Scenario	—	1.1667x – 1.3636x
WMB Post-WPZ Adjusted Market Case Scenario	—	1.0000x – 1.1818x
WMB Pre-WPZ Mid Case Scenario	1.0192x – 1.1875x	—
WMB Pre-WPZ Market Case Scenario	—	1.0000x – 1.1818x
WMB Pre-WPZ Adjusted Market Case Scenario	—	0.8889x – 1.0303x

Without WMB Prospective Projects
WMB Post-WPZ Mid Case Scenario	1.0784x – 1.2766x	—
WMB Post-WPZ Market Case Scenario	—	1.1111x – 1.3030x
WMB Post-WPZ Adjusted Market Case Scenario	—	0.9722x – 1.1515x
WMB Pre-WPZ Mid Case Scenario	0.9804x – 1.1489x	—
WMB Pre-WPZ Market Case Scenario	—	1.0000x – 1.1818x
WMB Pre-WPZ Adjusted Market Case Scenario	—	0.8889x – 1.0303x

Managed Tax Liability Scenario—Without Lake Charles

	ETE Mid Case Scenario—Without Lake Charles	ETE Market Case Scenario—Without Lake Charles
With WMB Prospective Projects
WMB Post-WPZ Mid Case Scenario	1.2766x – 1.4773x	—
WMB Post-WPZ Market Case Scenario	—	1.3548x – 1.5517x
WMB Post-WPZ Adjusted Market Case Scenario	—	1.1613x – 1.3448x
WMB Pre-WPZ Mid Case Scenario	1.1277x – 1.2955x	—
WMB Pre-WPZ Market Case Scenario	—	1.1613x – 1.3448x
WMB Pre-WPZ Adjusted Market Case Scenario	—	1.0323x – 1.1724x

Without WMB Prospective Projects
WMB Post-WPZ Mid Case Scenario	1.1957x – 1.3636x	—
WMB Post-WPZ Market Case Scenario	—	1.2903x – 1.4828x
WMB Post-WPZ Adjusted Market Case Scenario	—	1.1290x – 1.3103x
WMB Pre-WPZ Mid Case Scenario	1.0870x – 1.2273x	—
WMB Pre-WPZ Market Case Scenario	—	1.1613x – 1.3448x
WMB Pre-WPZ Adjusted Market Case Scenario	—	1.0323x – 1.1724x

Full Tax Liability Scenario—With Lake Charles

	ETE Mid Case Scenario—With Lake Charles	ETE Market Case Scenario—With Lake Charles
With Prospective Projects
WMB Post-WPZ Mid Case Scenario	1.3043x – 1.5116x	—
WMB Post-WPZ Market Case Scenario	—	1.2727x – 1.5000x
WMB Post-WPZ Adjusted Market Case Scenario	—	1.1250x – 1.3000x
WMB Pre-WPZ Mid Case Scenario	1.1522x – 1.3256x	—
WMB Pre-WPZ Market Case Scenario	—	1.0909x – 1.3000x
WMB Pre-WPZ Adjusted Market Case Scenario	—	1.0000x – 1.1333x

Without Prospective Projects
WMB Post-WPZ Mid Case Scenario	1.1957x – 1.4286x	—
WMB Post-WPZ Market Case Scenario	—	1.2500x – 1.4333x
WMB Post-WPZ Adjusted Market Case Scenario	—	1.0938x – 1.2667x
WMB Pre-WPZ Mid Case Scenario	1.0870x – 1.2857x	—
WMB Pre-WPZ Market Case Scenario	—	1.1250x – 1.3000x
WMB Pre-WPZ Adjusted Market Case Scenario	—	1.0000x – 1.1333x

Full Tax Liability Scenario—Without Lake Charles

	ETE Mid Case Scenario—Without Lake Charles	ETE Market Case Scenario—Without Lake Charles
With Prospective Projects
WMB Post-WPZ Mid Case Scenario	1.4634x – 1.6667x	—
WMB Post-WPZ Market Case Scenario	—	1.5000x – 1.7308x
WMB Post-WPZ Adjusted Market Case Scenario	—	1.2857x – 1.5000x
WMB Pre-WPZ Mid Case Scenario	1.2927x – 1.4615x	—
WMB Pre-WPZ Market Case Scenario	—	1.2857x – 1.5000x
WMB Pre-WPZ Adjusted Market Case Scenario	—	1.1429x – 1.3077x

Without Prospective Projects
WMB Post-WPZ Mid Case Scenario	1.3415x – 1.5789x	—
WMB Post-WPZ Market Case Scenario	—	1.4286x – 1.6538x
WMB Post-WPZ Adjusted Market Case Scenario	—	1.2963x – 1.4615x
WMB Pre-WPZ Mid Case Scenario	1.2195x – 1.4211x	—
WMB Pre-WPZ Market Case Scenario	—	1.2857x – 1.5000x
WMB Pre-WPZ Adjusted Market Case Scenario	—	1.1852x – 1.3077x

Has/Gets Analysis

Barclays also reviewed and compared the value of WMB common stock on a stand-alone basis prior to the completion of the transaction assuming either Post-WPZ or Pre-WPZ scenarios, with the value of what each WMB stockholder will be receiving as merger consideration.

For this analysis, Barclays used as a reference a WMB common stock price per share of $37.50 and $41.50, which is the midpoint of the implied reference range of per share values for the WMB Market Case Pre-WPZ scenario and the WMB Market Case Post-WPZ scenario, respectively. For purposes of calculating the value of the merger consideration in this analysis, Barclays used the implied price per share of WMB common stock in the WMB Market Case Pre-WPZ scenario. Barclays then calculated the implied equity value of WMB using this implied price per share. In order to assess the value of the combined entity, Barclays added the equity value of ETE (corresponding to the ETE Market Case) and made pro forma adjustments related to taxes, the value of pro forma synergies as projected by WMB’s management, the $0.10 pre-merger special dividend to WMB stockholders, the sale of certain assets, the termination fee payable upon the termination of the WPZ merger, and transaction expenses incurred in connection with the merger. Barclays then multiplied the value of the combined entity by WMB’s ownership percentage to determine the value attributable to WMB stockholders. Barclays further adjusted this equity value to reflect certain ETC tax liabilities that would be attributed to WMB stockholders after the merger and the value of the CCR. Lastly, Barclays added the value of the cash consideration that is payable to the WMB stockholders as part of the merger consideration. Barclays conducted this analysis for the managed tax liability scenario and the full tax liability scenario. It also considered each of these tax scenarios with and without Lake Charles. All of the scenarios that Barclays considered for this analysis assumed that the Prospective Projects were not pursued.

	“Has”: Pre- WPZ WMB Share Price(1)	“Has”: Post- WPZ WMB Share Price(2)	Pre-Tax Adjustments(3)	Post-Tax Adjustment(4)	“Gets”: Consideration(5)
Managed Tax Liability w/o Lake Charles	$37.50	$41.50	$43.69	$39.12	$47.22
Managed Tax Liability w/ Lake Charles	$37.50	$41.50	$47.15	$42.57	$50.67
Full Tax Liability w/o Lake Charles	$37.50	$41.50	$43.69	$32.62	$40.72
Full Tax Liability w/ Lake Charles	$37.50	$41.50	$47.15	$36.08	$44.18

(1)	Midpoint of the implied reference range of per share values for the WMB Market Case Pre-WPZ scenario.
(2)	Midpoint of the implied reference range of per share values for the WMB Market Case Post-WPZ scenario.
(3)	Represents WMB’s percentage ownership in the pro forma combined entity, prior to tax adjustments and excluding the CCRs and cash component of the merger consideration.
(4)	Reflects ETC tax liabilities, the CCRs and excludes the cash component of the merger consideration.
(5)	Reflects the value of the completed merger and the merger consideration.

Barclays also performed a similar analysis using the midpoint share price of WMB common stock in the WMB Mid Case Pre-WPZ and Post-WPZ scenarios, which is $52.00 and $57.50, respectively, and the midpoint share price of WMB common stock in the WMB Adjusted Market Case Pre-WPZ and Post-WPZ scenarios, which is $33.00 and $36.50, respectively. This analysis was performed for the managed tax liability scenario and the full tax liability scenario, and Barclays considered each of these tax scenarios with and without Lake Charles.

	“Has”: WMB Share Price(1)	“Has”: WMB Share Price(2)	“Gets”: WMB Consideration(3)	“Gets”: WMB Consideration(4)
Managed Tax WMB Mid Case Scenario	$52.00	$57.50	$65.35	$68.80
Managed Tax WMB Adjusted Market Scenario	$33.00	$36.50	$44.80	$48.26
Full Tax WMB Mid Case Scenario	$52.00	$57.50	$55.19	$58.64
Full Tax WMB Adjusted Market Scenario	$33.00	$36.50	$38.51	$41.97

(1)	Midpoint of the implied reference range of per share values for the applicable Pre-WPZ WMB scenario.
(2)	Midpoint of the implied reference range of per share values for the applicable Post-WPZ WMB scenario.
(3)	Reflects the value of the completed merger and the merger consideration without Lake Charles.
(4)	Reflects the value of the completed merger and the merger consideration with Lake Charles.

Premiums Paid Analysis

Barclays also reviewed certain publicly available information related to select precedent transactions to calculate the amount of the premiums paid by the acquirers to the acquired company’s stockholders or unitholders, as applicable. Barclays analyzed corporate transactions announced for the period from January 1, 2012 to September 25, 2015 with total transaction values in excess of $5 billion, excluding related party transactions. Because WMB engaged in a competitive strategic alternatives process and WMB’s management considered multiple bids by several potential acquirers, Barclays did not rely on this comparative information for its fairness analysis.

General

Barclays is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. The WMB Board selected Barclays because of its familiarity with WMB and ETE and its qualifications, reputation and experience in the valuation of businesses and securities in connection with mergers and acquisitions generally, as well as substantial experience in transactions in the industries in which WMB and ETE operate.

Barclays is acting as financial advisor to WMB in connection with the merger. As compensation for its services in connection with the merger, $2.0 million became payable by WMB to Barclays as a retainer fee upon the execution by WMB and Barclays of an engagement letter. An additional fee of $2.5 million became payable by WMB to Barclays upon the delivery of Barclays’ opinion, which is referred to as the “Opinion Fee.” The Opinion Fee was not contingent upon the conclusion of Barclays’ opinion nor upon the consummation of the merger. Upon the closing of the merger, an additional fee will become payable by WMB to Barclays in an amount equal to approximately $43.3 million. The merger will also accelerate the payment of a fee of $5.0 million which would have otherwise been payable by WPZ to Barclays in August 2016 in connection with financing and capital markets advisory services that Barclays performed for WPZ in August 2015. In addition, WMB has agreed to reimburse certain of Barclays’ expenses in connection with the merger and indemnify Barclays for certain liabilities that may arise out of Barclays’ engagement by WMB and the rendering of Barclays’ opinion. Barclays has performed various investment banking and financial services for WMB and WPZ in the past, and Barclays expects to perform such services in the future, and has received, and expects to receive, customary fees for such services.

Specifically, since 2012, Barclays has performed investment banking and financial services for WMB and its affiliates in connection with the following transactions: (1) Transcontinental Gas Pipe Line Company, LLC’s $1.0 billion notes offering in January 2016; (2) the WPZ merger; (3) WMB’s strategic alternatives review process; (4) WMB’s acquisition of 50% of the general partner interest and 55.1 million limited partner units in ACMP for $5.995 billion and the associated interim-liquidity facility in June 2014; (5) WMB’s October 2014 merger with ACMP; (6) WMB’s $1.9 billion notes offering in June 2014; (7) WMB’s $3.5 billion equity offering in June 2014; (8) WMB’s sale to WPZ of certain Canadian assets for $1.2 billion in February 2014; (9) WMB’s $1.4 billion equity offering in December 2012; (10) WMB’s $850 million senior notes offering in December 2012; (11) WMB’s $850 million bridge loan in December 2012; (12) WPZ’s $1.0 billion liquidity facility entered into in August 2015; (13) WPZ’s $3.0 billion notes offering in March 2015; (14) WPZ’s March 2015 common unit equity program of up to $1.0 billion; (15) WPZ’s $1.5 billion liquidity facility entered into in February 2015; (16) WPZ’s $1.2 billion equity offering in August 2013; (17) ACMP’s $372 million public offering on August 2013; (18) ACMP’s $359 million equity offering in March 2013; (19) ACMP’s $514 million equity offering in December 2012; and (20) certain other investment banking and financial services matters. In connection with the foregoing services, Barclays has received aggregate compensation equal to approximately $113,700,000.

Further, since 2012, Barclays has performed investment banking and financial services for ETE and its affiliates in connection with the following transactions: (1) ETE’s $700 million tack-on term loan entered into in May 2014; (2) ETE’s $900 million term loan entered into in November 2013; (3) ETE’s $450 million high yield senior debt offering in January 2013; (4) ETP’s acquisition of Regency in April 2015; (5) ETP’s December 2014 acquisition of an interest in the Bakken pipeline project from ETE in an asset swap; (6) ETP’s November 2014 “At-the-Market” equity offering program of up to $1.5 billion; (7) the approximately $800 million drop down of businesses from ETP to Susser Holdings Corporation in September 2014; (8) ETP’s acquisition of Susser Holdings Corporation in August 2014; (9) ETP’s $577 million equity offering in April 2013; (10) ETP’s $600 million block equity offering in June 2012; (11) ETP’s $590 million follow-on equity offering in November 2011; (12) Regency’s $700 million offering of senior unsecured notes in October 2014; (13) Regency’s acquisition of assets relating to the Midstream business from Eagle Rock Energy Partners, L.P. in July 2014 and

December 2013; (14) Regency’s exchange offer in July 2014 for Eagle Rock Energy Partners, L.P.’s 8.375% notes due 2019; (15) Regency’s $400 million equity offering program in June 2014; (16) Regency’s offering of $600 million 4.5% senior notes due 2023 in April 2013; (17) Regency’s $700 million senior notes offering in September 2012; (18) Regency’s $269 million and $209 million share follow-on offerings in March 2012 and October 2011 respectively; (19) SXL’s August 2015 $1 billion equity offering program; (20) SXL’s amended $2.5 billion credit facility entered into in March 2015; (21) SXL’s $564 million equity offering in March 2015 and $373 million follow-on offering in September 2014; (22) SXL’s $1.0 billion senior notes offering in March 2014; (23) SXL’s $200 million extension of its revolving credit facility in August 2013; (24) Sunoco’s $370 million equity offering in October 2014; (25) Sunoco’s acquisition of Aloha Petroleum, Ltd. in December 2014; (26) Sunoco’s IPO in September 2012; (27) SXL’s $600 million loan facility in July 2011; and (28) certain other investment banking and financial services matters. In connection with the foregoing services, Barclays has received aggregate compensation equal to approximately $43,300,000.

Barclays and its affiliates engage in a wide range of businesses from investment and commercial banking, lending, asset management and other financial and non-financial services. In the ordinary course of its business, Barclays and affiliates may actively trade and effective transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of WMB, WPZ and their respective affiliates for its own account and for the accounts of its customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments.

Barclays’ opinion, the issuance of which has been approved by Barclays’ Fairness Opinion Committee, is addressed to the WMB Board and addresses only the fairness, from a financial point of view, of the merger consideration to be paid in the aggregate to the WMB stockholders. Barclays’ opinion is not intended to be and does not constitute a recommendation to any stockholder of WMB as to how such stockholder should vote with respect to the merger or any related matter.

Opinion of Lazard

On September 28, 2015, Lazard rendered its oral opinion, subsequently confirmed in writing, to the WMB Board, that, as of such date, and based upon and subject to the assumptions, procedures, factors, qualifications and limitations set forth therein, the merger consideration to be paid to holders of WMB common stock (other than Excluded Holders, which are defined in the Lazard opinion as holders of Subsidiary-Owned WMB Shares (as defined in the Lazard opinion), WMB, as holder of treasury stock, ETC, and holders of WMB common stock who are entitled to demand and properly demand appraisal of such shares pursuant to, and who complies in all respects with, the provisions of Section 262 of the DGCL) in the merger was fair, from a financial point of view, to holders of WMB common stock (other than Excluded Holders). For purposes of Lazard’s analysis, with WMB’s consent, Lazard assumed that the merger consideration payable in respect of each share of WMB common stock (other than shares held by Excluded Holders) will consist of 1.5274 ETC common shares, with each such share having one CCR attached thereto, and $8.00 in cash, as a result of the proration procedures set forth in the merger agreement, as to which Lazard expressed no opinion.

The full text of Lazard’s written opinion, dated September 28, 2015; which sets forth the assumptions made, procedures followed, factors considered and qualifications and limitations on the review undertaken by Lazard in connection with its opinion, is attached to this proxy statement/prospectus as Annex G and is incorporated into this proxy statement/prospectus by reference. The description of Lazard’s opinion set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of Lazard’s written opinion attached as Annex G. You are encouraged to read Lazard’s opinion and this section carefully and in their entirety.

Lazard’s opinion was directed to the WMB Board (in its capacity as such) in connection with the WMB Board’s evaluation of the merger and only addressed the fairness, from a financial point of view, to holders of WMB common stock (other than Excluded Holders) of the merger consideration to be paid to such holders in the merger. Lazard’s opinion was not intended to and does not constitute a recommendation to any stockholder or other person as to how such person should vote or act with respect to the merger or any matter relating thereto. Lazard’s opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Lazard as of, the date of its opinion. Lazard assumed no responsibility for updating or revising its opinion based on circumstances or events occurring after the date thereof. Lazard did not express any opinion as to the prices at which shares of WMB common stock, the ETC common shares, the ETE common units, the ETE Class E units or the CCRs may trade at any time subsequent to the announcement of the merger. In addition, Lazard’s opinion did not address the relative merits of the merger as compared to any other transaction or business strategy in which WMB might engage or the merits of the underlying decision by WMB to engage in the merger and related transactions contemplated by the merger agreement.

The following is a summary of Lazard’s opinion.

In connection with its opinion, Lazard:

(i)	Reviewed the financial terms and conditions of a draft, dated September 27, 2015, of the merger agreement;

(ii)	Reviewed certain publicly available historical business and financial information relating to WMB and ETE;

(iii)	Reviewed various financial forecasts and other data provided to it by WMB management relating to the business of WMB, financial forecasts and other data provided to it by the ETE general partner relating to the business of ETE, financial forecasts and other data provided by the ETE general partner relating to the business of ETE as adjusted by WMB management, and the projected synergies and other benefits, including the amount and timing thereof, anticipated by management of WMB and the management of the ETE general partner to be realized from the merger and related transactions contemplated by the merger agreement;

(iv)	Held discussions with members of the senior managements of WMB and the ETE general partner with respect to the businesses and prospects of WMB and ETE, respectively, and the projected synergies and other benefits anticipated by the managements of WMB and the ETE general partner to be realized from the merger and related transactions contemplated by the merger agreement;

(v)	Reviewed public information with respect to certain other companies in lines of business it believed to be generally relevant in evaluating the businesses of WMB and ETE, respectively;

(vi)	Reviewed the financial terms of certain business combinations involving companies in lines of business it believed to be generally relevant in evaluating the businesses of WMB and ETE, respectively;

(vii)	Reviewed historical stock prices and trading volumes of WMB common stock and the ETE common units;

(viii)	Reviewed the potential pro forma financial impact of the merger and related transactions contemplated by the merger agreement on ETC, as the surviving entity, based on the financial forecasts referred to above relating to WMB and ETE; and

(ix)	Conducted such other financial studies, analyses and investigations, and reviewed such other documents, as it deemed appropriate.

Lazard assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. Lazard did not conduct any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of WMB, ETC, ETE or any subsidiaries or other entities in which ETE, directly or indirectly, owns any interest (together with ETC, ETC GP, ETE, LE GP and ETE GP, the “ETE Group”) or concerning the solvency or fair value of WMB or the ETE Group, and Lazard was not furnished with any such valuation or appraisal. With respect to the financial forecasts utilized in Lazard’s analyses, including those related to costs and synergies and other benefits anticipated by the managements of WMB and the ETE general partner to be realized from the merger and related transactions contemplated by the merger agreement, Lazard assumed, with the consent of WMB, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments as to the future financial performance of WMB and ETE, respectively and such synergies and other benefits. With respect to the forecasts of ETE, at the instruction of WMB, Lazard relied for purposes of its opinion and analysis on the forecasts provided by the ETE general partner, as adjusted downward by management of WMB. Lazard assumed no responsibility for and expressed no view as to any such forecasts (including the adjustments made by WMB management to the ETE general partner’s forecasts for ETE) or the assumptions on which they are based, and Lazard assumed with the consent of WMB that such synergies and benefits will be realized in the amounts and in the timeframe contemplated by such forecasts. In connection with its analysis, Lazard considered both a surviving entity managed tax forecast case, in which the tax attributes of the ETE group are managed to limit the corporate tax liability of ETC, as the surviving entity (the “Managed Tax Forecast”), and a full tax case in which tax attributes of the ETE group are not managed to limit ETC’s, as the surviving entity, tax liabilities (the “Full Tax Forecast”). However, with WMB’s consent, for purposes of its opinion, Lazard placed greater reliance upon the Managed Tax Forecast.

In rendering its opinion, Lazard assumed, with the consent of WMB, that the merger and related transactions contemplated by the merger agreement will be consummated on the terms described in the merger agreement, without any waiver or modification of any material terms or conditions. For purposes of its analysis, Lazard assumed that the pre-merger special dividend will be declared by WMB and paid as contemplated by the merger agreement. Representatives of WMB advised Lazard, and Lazard assumed, that the merger agreement, when executed, will conform to the draft reviewed by Lazard in all material respects. Lazard further assumed for purposes of its opinion and analysis, with WMB’s consent, that subsequent to the consummation of the merger, there will be no sale or other transfer by ETE of the equity or assets contributed by WMB to ETE in consideration of the issuance of the ETE Class E units that would adversely affect ETC, as the surviving entity, or holders of the ETC common shares. Lazard also assumed, with the consent of WMB, that obtaining the necessary governmental, regulatory or third-party approvals and consents for the merger and related transactions contemplated by the merger agreement will not have an adverse effect on WMB, the ETE Group or the merger and related transactions contemplated by the merger agreement. Lazard did not express any opinion as to any tax or other consequences that might result from the merger or related transactions contemplated by the merger agreement, nor did its opinion address any legal, tax, regulatory or accounting matters, as to which Lazard understood that WMB obtained such advice as it deemed necessary from qualified professionals. Lazard expressed no view or opinion as to any terms or other aspects (other than the merger consideration to the extent expressly specified in Lazard’s written opinion) of the merger and related transactions contemplated by the merger agreement, including, without limitation, the form or structure of the merger or any agreements or arrangements entered into in connection with, or contemplated by, the merger or the related transactions contemplated by the merger agreement. In addition, Lazard expressed no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the merger or related transactions contemplated by the merger agreement, or class of such persons, relative to the merger consideration or otherwise.

The following is a brief summary of the material financial analyses and reviews that Lazard deemed appropriate in connection with rendering its opinion. The brief summary of Lazard’s analyses and reviews provided below is not a complete description of the analyses and reviews underlying Lazard’s opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of analysis and review and the application of those methods to particular circumstances, and, therefore, is not readily susceptible to summary description. Considering selected portions of the analyses and reviews or the summary set forth below, without considering the analyses and reviews as a whole, could create an incomplete or misleading view of the analyses and reviews underlying Lazard’s opinion.

In arriving at its opinion, Lazard considered the results of all of its analyses and reviews and did not attribute any particular weight to any factor, analysis or review considered by it; rather, Lazard made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses and reviews. For purposes of its analyses and reviews, Lazard considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of WMB, ETE and the ETE general partner. No company, business or transaction used in Lazard’s analyses and reviews as a comparison is identical to WMB, ETE, or the merger and related transactions contemplated by the merger agreement, and an evaluation of the results of those analyses and reviews is not entirely mathematical. Rather, the analyses and reviews involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, businesses or transactions used in Lazard’s analyses and reviews. The estimates contained in Lazard’s analyses and reviews and the ranges of valuations resulting from any particular analysis or review are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by Lazard’s analyses and reviews. In addition, analyses and reviews relating to the value of companies, businesses or securities do not purport to be appraisals or to reflect the prices at which companies, businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Lazard’s analyses and reviews are inherently subject to substantial uncertainty.

The summary of the analyses and reviews provided below includes information presented in tabular format. In order to fully understand Lazard’s analyses and reviews, the tables must be read together with the full text of each summary. The tables alone do not constitute a complete description of Lazard’s analyses and reviews. Considering the data in the tables below without considering the full description of the analyses and reviews, including the methodologies and assumptions underlying the analyses and reviews, could create a misleading or incomplete view of Lazard’s analyses and reviews.

Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before September 25, 2015 and is not necessarily indicative of current market conditions.

Stand-alone analyses of WMB

In conducting stand-alone valuation analyses for WMB, Lazard considered analyses in which: (1) WMB operated as a stand-alone company without the acquisition of the publicly traded limited partner interests of WPZ not currently owned by WMB in exchange for shares of WMB common stock, referred to herein as “Pre-Snowcap,” and (2) WMB operated as a stand-alone company following the consummation of the acquisition of the publicly traded limited partner interests WPZ not owned by WMB in exchange for shares of WMB common stock in accordance with the terms of WMB’s previously announced merger agreement with WPZ, referred to herein as “Post-Snowcap.”

In conducting its financial analyses of WMB Pre-Snowcap, Lazard relied on three financial forecasts: (1) a forecast based on management projections and management operating assumptions provided on August 21, 2015, referred to herein as the “Pre-Snowcap Mid Case”; (2) a forecast based on market commodity prices as of August 21, 2015, referred to herein as the “Pre-Snowcap Market Case”; and (3) a forecast based on market commodity prices as of August 21, 2015, as adjusted by WMB management to account for changes in volume, operating expenses and capital expenditures that may result from a lower commodity price environment, referred to herein as the “Pre-Snowcap Adjusted Market Case.”

In conducting its financial analyses of WMB Post-Snowcap, Lazard relied on three financial forecasts: (1) a forecast based on management projections and management operating assumptions provided on August 21, 2015, referred to herein as the “Post-Snowcap Mid Case”; (2) a forecast based on market commodity prices as of August 21, 2015, referred to herein as the “Post-Snowcap Market Case”; and (3) a forecast based on market commodity prices as of August 21, 2015, as adjusted by WMB management to account for changes in volume, operating expenses and capital expenditures that may result from a lower commodity price environment, referred to herein as the “Post-Snowcap Adjusted Market Case.”

(a)	Selected Comparable Company Multiples Analysis

Lazard reviewed and analyzed certain financial information, valuation multiples and market trading data related to selected comparable publicly traded midstream companies whose operations Lazard believed, based on its experience with companies in the midstream industry and its professional judgment, to be generally relevant for the purposes of this analysis.

The selected group of companies used in this analysis with respect to WMB Pre-Snowcap, referred to herein as the “Pre-Snowcap comparable companies,” was as follows:

•	ETE

•	Enbridge, Inc.

•	Spectra Energy Corp.

•	ONEOK, Inc.

•	Targa Resources Corp.

The selected group of companies used in this analysis with respect to WMB Post-Snowcap, referred to herein as the “Post-Snowcap comparable companies,” was as follows:

•	Kinder Morgan, Inc.

•	Enbridge, Inc.

•	Spectra Energy Corp.

•	Enterprise Products Partners L.P.

•	Magellan Midstream Partners, L.P.

Lazard selected the companies reviewed in this analysis because, among other things, the Pre-Snowcap comparable companies and the Post-Snowcap comparable companies operate businesses similar to the businesses of WMB Pre-Snowcap and WMB Post-Snowcap, respectively. However, no selected company is identical to WMB Pre-Snowcap or WMB Post-Snowcap. Accordingly, Lazard believes that purely quantitative analyses are not, in isolation, determinative in the context of the merger and that qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of WMB Pre-Snowcap and WMB Post-Snowcap and the Pre-Snowcap comparable companies and the Post-Snowcap comparable companies, respectively, that could affect the public trading values of WMB Pre-Snowcap and WMB Post-Snowcap are also relevant.

For purposes of reviewing ETE, as a Pre-Snowcap comparable company, Lazard utilized publicly available information for ETE instead of the internal projections provided by the ETE general partner, and such projections as adjusted downward by WMB.

Lazard calculated and compared various financial multiples and ratios of each of the Pre-Snowcap comparable companies and the Post-Snowcap comparable companies, including, among other things, the ratio of each company’s closing unit price or share price as of September 25, 2015 to its estimated distributable cash flow per unit (the “DCF”) (which price to DCF ratio is referred to as the “Price/DCF Multiple”).

Based on Lazard’s analysis of the relevant metrics for each of the Pre-Snowcap comparable companies and the Post-Snowcap comparable companies, as well as its professional judgment and experience, Lazard derived ranges of 2016E Price/DCF Multiples from the Post-Snowcap comparable companies of:

•	13.50x to 15.50x for the Pre-Snowcap Mid Case and the Post-Snowcap Mid Case (the “Mid Case Price/DCF Multiple”);

•	11.50x to 13.50x for the Pre-Snowcap Market Case and the Post-Snowcap Market Case (the “Market Case Price/DCF Multiple”); and

•	11.00x to 13.00x for the Pre-Snowcap Adjusted Market Case and the Post-Snowcap Adjusted Market Case (the “Adjusted Market Case Price/DCF Multiple”).

This analysis resulted in an implied price per share range for shares of WMB Pre-Snowcap common stock and shares of WMB Post-Snowcap common stock as set forth below:

Pre-Snowcap
Pre-Snowcap Mid Case	$39.50 - $45.50
Pre-Snowcap Market Case	$27.25 - $32.25
Pre-Snowcap Adjusted Market Case	$25.75 - $30.50

Post-Snowcap
Post-Snowcap Mid Case	$45.25 - $52.00
Post-Snowcap Market Case	$32.50 - $38.00
Post-Snowcap Adjusted Market Case	$30.25 - $36.00

(b)	Dividend Discount Analysis

Lazard performed a dividend discount analysis of shares of the WMB common stock, which calculates an implied equity value per share by discounting to the present the value of the future dividends per share of WMB common stock expected to be paid by WMB in the period from the second half of 2015 through 2019.

(i)	Pre-Snowcap Dividend Discount Analysis

Lazard based its dividend discount analysis for WMB Pre-Snowcap on an assumed equity discount rate ranging from 10.00% to 12.00% based on the average of WMB and the Pre-Snowcap comparable companies’ cost of equity. Lazard also calculated estimated terminal values for WMB for the Pre-Snowcap Mid Case, the Pre-Snowcap Market Case, and the Pre-Snowcap Adjusted Market Case by applying the Mid Case Price/DCF Multiple, the Market Case Price/DCF Multiple, and the Adjusted Market Case Price/DCF Multiple, respectively, to WMB Pre-Snowcap’s 2020 estimated DCF, which was projected using growth rates provided by WMB management.

This analysis resulted in the following ranges of equity values for WMB of:

Pre-Snowcap
Pre-Snowcap Mid Case	$47.25 - $56.50
Pre-Snowcap Market Case	$34.00 - $41.25
Pre-Snowcap Adjusted Market Case	$31.25 - $37.75

(ii)	Post-Snowcap Dividend Discount Analysis

Lazard based its dividend discount analysis for WMB Post-Snowcap on an assumed equity discount rate ranging from 10.50% to 12.50% based on the average of WMB and the Post-Snowcap comparable companies’

cost of equity. Lazard also calculated estimated terminal values for WMB for the Post-Snowcap Mid Case, the Post-Snowcap Market Case, and the Post-Snowcap Adjusted Market Case by applying the Mid Case Price/DCF Multiple, the Market Case Price/DCF Multiple, and the Adjusted Market Case Price/DCF Multiple, respectively, to WMB Post-Snowcap’s 2020 estimated DCF, which was projected using growth rates provided by WMB management.

This analysis resulted in the following ranges of equity values for WMB of:

Post-Snowcap
Post-Snowcap Mid Case	$49.00 - $58.75
Post-Snowcap Market Case	$36.25 - $43.75
Post-Snowcap Adjusted Market Case	$32.75 - $39.75

(c)	Other Analyses

The analyses and data relating to WMB described below were presented to the WMB Board merely for informational purposes.

(i)	Premiums Paid

Lazard performed premiums paid analyses based on the premiums paid, where applicable, in selected energy industry transactions with a transaction value greater than $5 billion announced from 2009 through the date of Lazard’s opinion and an “adjusted set” of such selected transactions that excluded related-party transactions. The analyses were based on the one-day, 5-days and 30-days implied premiums paid in such precedent transactions, respectively.

The analyses indicated the following premiums paid:

	1-Day	5-Days	30-Days
Energy Industry Transactions
Mean	23.8%	25.8%	24.2%
Median	18.1%	22.0%	24.4%

Adjusted Set of Energy Industry Transactions
Mean	31.1%	34.7%	31.1%
Median	31.6%	35.8%	30.6%

Based on the foregoing and Lazard’s professional judgment, Lazard applied a reference range of premia of 25% - 40% to $36.00, being the midpoint of the $33.00 to $39.00 adjusted price of a share of WMB common stock determined by Lazard based on factors including the trading performance of WMB’s peers, other midstream companies and WPZ, between June 19, 2015, the last trading day prior to June 22, 2015, the date on which ETE publicly confirmed of its proposal to acquire WMB (the “Public Proposal Date”), and September 25, 2015, the last trading day before the announcement of the merger. This analysis indicated a per share equity value reference range of approximately $45.00 to $50.50 for WMB.

(ii)	52-Week High/Low

Lazard reviewed the range of trading prices of shares of WMB common stock for the 52 weeks ending on September 25, 2015, the last trading day before the announcement of the merger. Lazard observed that, during such period, the daily closing share prices of WMB common stock ranged from $41.00 to $60.75 per share.

Stand-alone analyses of ETE

In conducting its financial analyses of ETE, Lazard relied on two financial forecasts: (1) a forecast based on the ETE general partner management projections and operating assumptions, as adjusted downward by management of WMB, referred to herein as the “ETE Mid Case”; and (2) a forecast based on market commodity prices as of August 21, 2015, referred to herein as the “ETE Market Case.”

(a)	Selected Comparable Company Multiples Analysis

Lazard reviewed and analyzed certain financial information, valuation multiples and market trading data related to selected comparable publicly traded midstream companies whose operations Lazard believed, based on its experience with companies in the midstream industry and its professional judgment, to be generally relevant for the purposes of this analysis.

The selected group of companies used in this analysis with respect to ETE, referred to herein as the “ETE comparable companies,” was as follows:

•	Plains GP Holdings LP

•	Western Gas Equity Partners LP

•	Targa Resources Corp.

•	EnLink Midstream LLC

Lazard selected the companies reviewed in this analysis because, among other things, the ETE comparable companies operate businesses similar to the businesses of ETE. However, no selected company is identical to ETE. Accordingly, Lazard believes that purely quantitative analyses are not, in isolation, determinative in the context of the merger and that qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of ETE and the ETE comparable companies, that could affect the public trading values of ETE are also relevant.

Lazard calculated and compared various financial multiples and ratios of each of the comparable companies, including, among other things, the Price/DCF Multiple.

Based on Lazard’s analysis of the relevant metrics for each of the ETE comparable companies, as well as its professional judgment and experience, Lazard derived ranges of 2016E Price/DCF Multiples of:

•	17.5x to 19.5x for the ETE Mid Case (the “ETE Mid Case Price/DCF Multiple”); and

•	15.25x to 17.25x for the ETE Market Case (the “ETE Market Case Price/DCF Multiple”).

This analysis resulted in an implied price per share range for the ETE common units as set forth below:

ETE Mid Case	$26.00 - $29.00
ETE Market Case	$21.00 - $23.75

(b)	Dividend Discount Analysis

Lazard performed a dividend discount analysis of the ETE common units, which calculates an implied equity value per share by discounting to the present the value of the future dividends per ETE common unit expected to be paid by ETE in the period from the second half of 2015 through 2018.

Lazard based its dividend discount analysis for ETE on an assumed equity discount rate ranging from 10.50% to 12.50% based on the average of the ETE and the ETE comparable companies’ cost of equity to the extent Lazard deemed relevant in its professional judgment. Lazard also calculated estimated terminal values for ETE for the ETE Mid Case and the ETE Market Case by applying the ETE Mid Case Price/DCF Multiple and the ETE Market Case Price/DCF Multiple, respectively, to ETE’s 2019 estimated DCF, which was projected using growth rates provided by WMB management.

ETE is pursuing the development of the Lake Charles LNG Export Project (“LNG Export Project”). Equity analysts consider LNG Export Project as providing potential upside to ETE’s valuation, but generally do not attribute any value to the project in their ETE price targets given the uncertainty around future cash flows in connection with LNG Export Project. For illustrative purposes only, Lazard performed a discounted cash flow analysis with respect to the net cash flows to ETE over the 25 year contract life of LNG Export Project commencing in 2021, using ETE’s cost of equity of 11.5%. This analysis resulted in a unrisked value per ETE common unit of $4.04 per share.

Lazard’s dividend discount analysis, with and without the unrisked value of LNG Export Project, resulted in the following ranges of equity values for WMB of:

	Without LNG Export Project	With LNG Export Project
ETE Mid Case	$37.25 - $43.50	$41.25 - $47.50
ETE Market Case	$29.25 - $34.50	$33.25 - $38.50

(c)	Other Analyses

The analyses and data relating to WMB described below were presented to the WMB Board merely for informational purposes.

(i)	52-Week High/Low

Lazard reviewed the range of trading prices of the ETE common units for the 52 weeks ending on September 25, 2015. Lazard observed that, during such period, the daily closing prices of the ETE common units ranged from $23.25 to $35.25 per unit.

(ii)	Research Analyst Price Targets

Lazard reviewed recently available equity analyst price targets based on published, publicly available Wall Street equity research reports prepared by equity analysts covering ETE, which indicated 12 month target prices for the ETE common units that ranged from $33.00 to $57.50.

Analyses of the Surviving Entity

(a)	Exchange Ratio Analysis—Historical Stock Trading of WMB and ETE

Lazard reviewed the historical trading price of WMB common stock and the ETE common units for the five year period ending on the Public Proposal Date. Lazard noted that, during the five year period ending on the Public Proposal Date, the ratio of ETE common units for each share of WMB common stock ranged from 1.349x to 3.659x ETE common units per share of WMB common stock, with a five-year average of 2.401x, compared to the merger ratio of 1.872x ETE common units per share of WMB common stock (assuming the merger consideration payable in respect of each share of WMB common stock will consist of 1.872 ETC common shares). The historical stock trading analysis provided general reference points with respect to the exchange ratio of the ETE common units compared to the shares of WMB common stock, which enabled Lazard to compare the historical exchange ratio with the ratio to be received by the holders of WMB common stock pursuant to the merger.

(b)	Contribution Analysis

Lazard calculated illustrative pro forma relative contributions of WMB and ETE to ETC, as the surviving entity, with respect to the estimated DCF based on the Pre-Snowcap Mid Case, the Pre-Snowcap Market Case, and the Pre-Snowcap Adjusted Market Case, with respect to WMB and the ETE Mid Case and the ETE Market Case with respect to ETE. Lazard derived implied pro forma equity contributions of WMB and ETE from such illustrative pro forma DCF and noted that the offer price exchange ratio of 1.872x ETE common units per share of WMB common stock (assuming the merger consideration payable in respect of each share of WMB common stock will consist of 1.872 ETC common shares) implied an equity contribution of 57.2% from WMB and 42.8% from ETE.

The following table presents the result of this analysis:

			Implied Pro Forma Ownership Percentage		Implied Exchange Ratio
DCF	Pre-Snowcap Mid Case	ETE Mid Case	WMB	ETE
2015E	$1,868	$1,282	59.3%	40.7%	2.039x
2016E	$2,210	$1,576	58.4%	41.6%	1.961x
2017E	$2,697	$2,076	56.5%	43.5%	1.817x
2018E	$3,108	$2,509	55.3%	44.7%	1.733x

DCF	Pre-Snowcap Market Case	ETE Market Case
2015E	$1,808	$1,235	59.4%	40.6%	2.047x
2016E	$1,795	$1,450	55.3%	44.7%	1.731x
2017E	$2,211	$1,895	53.9%	46.1%	1.632x
2018E	$2,612	$2,256	53.7%	46.3%	1.619x

DCF	Pre-Snowcap Adjusted Market Case	ETE Market Case
2015E	$1,763	$1,235	58.8%	41.2%	1.996x
2016E	$1,772	$1,450	55.0%	45.0%	1.709x
2017E	$2,196	$1,895	53.7%	46.3%	1.621x
2018E	$2,467	$2,256	52.2%	47.8%	1.529x
High/Low Range			52.2% - 59.4%	40.6% to 47.8%	1.529x to 2.047x

(c)	Pro Forma Analyses

(i)	Relative Implied Exchange Ratio Analysis

Based upon the implied equity values per share for WMB and ETE calculated in the Dividend Discount Analysis sections for WMB Pre-Snowcap and Post-Snowcap and ETE, with and without LNG Export Project, described above, Lazard calculated a range of implied exchange ratios of ETE common units to shares of WMB common stock, for both the Managed Tax Forecast and the Full Tax Forecast (the “implied exchange ratios”). For purposes of this analysis, Lazard looked at the average per share merger consideration on a fully prorated basis, consisting of 1.5274 ETC common shares, with each such share having one CCR attached thereto, and $8.00 in cash.

Lazard noted that the tax attributes inherent in ETC, as the surviving entity, could cause ETC to have a lower intrinsic value and thus cause the ETC common shares to trade at a lower price compared to the ETE common units. As described below, Lazard adjusted its analysis to account for the present value of such tax attributes (the “Tax Drag”). As described below, Lazard also adjusted its analysis to account for the value of the CCR to the holders of ETC common shares (the “CCR Value”), which Lazard assumed to partially offset the Tax Drag. Lazard determined the CCR Value primarily by determining the effect of “stapling” the CCR to the ETC common shares, and the portion of the cost of the CCR borne by ETC, as the surviving entity, through its proportionate ownership interest in the ETE common units.

In performing its valuation, Lazard made the following adjustments:

•	Adjusted the value of WMB by excluding by the $8.00 per share of cash consideration and the $0.10 per share pre-merger special dividend; and

•	Adjusted the value of ETE by (1) adding WMB’s standalone tax liability, (2) subtracting 100% of the Tax Drag, and (3) adding the CCR Value.

As shown in the tables below, Lazard calculated implied exchange ratios, as adjusted, for (1) the Pre-Snowcap Mid Case and the ETE Mid Case (the “Pre-Snowcap Mid Case Implied Exchange Ratios”), (2) the Post-Snowcap Mid Case and the ETE Mid Case (the “Post-Snowcap Mid Case Implied Exchange Ratios”), (3) the Pre-Snowcap Market Case and the ETE Market Case (the “Pre-Snowcap Market Case Implied Exchange Ratios”), (4) the Post-Snowcap Market Case and the ETE Market Case (the “Post-Snowcap Market Case Implied Exchange Ratios”), (5) the Pre-Snowcap Adjusted Market Case and the ETE Market Case (the “Pre-Snowcap Adjusted Market Case Implied Exchange Ratios”), and (6) the Post-Snowcap Adjusted Market Case and the ETE Market Case (the “Post-Snowcap Market Case Implied Exchange Ratios”).

The implied exchange ratios resulting from Lazard’s analysis were:

Pre-Snowcap Mid Case Implied Exchange Ratios
Range of Implied Exchange Ratios Based on Implied Present Value Per share
Managed Tax Forecast (without LNG Export Project)	0.92x – 1.33x
Managed Tax Forecast (with LNG Export Project)	0.84x – 1.20x
Full Tax Forecast (without LNG Export Project)	1.04x – 1.54x
Full Tax Forecast (with LNG Export Project)	0.94x – 1.37x

Post-Snowcap Mid Case Implied Exchange Ratios
Range of Implied Exchange Ratios Based on Implied Present Value Per share
Managed Tax Forecast (without LNG Export Project)	0.96x – 1.39x
Managed Tax Forecast (with LNG Export Project)	0.88x – 1.25x
Full Tax Forecast (without LNG Export Project)	1.09x – 1.61x
Full Tax Forecast (with LNG Export Project)	0.98x – 1.43x

Pre-Snowcap Market Case Implied Exchange Ratios
Range of Implied Exchange Ratios Based on Implied Present Value Per share
Managed Tax Forecast (without LNG Export Project)	0.78x – 1.18x
Managed Tax Forecast (with LNG Export Project)	0.69x – 1.03x
Full Tax Forecast (without LNG Export Project)	0.89x – 1.39x
Full Tax Forecast (with LNG Export Project)	0.78x – 1.19x

Post-Snowcap Market Case Implied Exchange Ratios
Range of Implied Exchange Ratios Based on Implied Present Value Per share
Managed Tax Forecast (without LNG Export Project)	0.84x – 1.27x
Managed Tax Forecast (with LNG Export Project)	0.75x – 1.11x
Full Tax Forecast (without LNG Export Project)	0.97x – 1.49x
Full Tax Forecast (with LNG Export Project)	0.85x – 1.28x

Pre-Snowcap Adjusted Market Case Implied Exchange Ratios
Range of Implied Exchange Ratios Based on Implied Present Value Per share
Managed Tax Forecast (without LNG Export Project)	0.69x – 1.05x
Managed Tax Forecast (with LNG Export Project)	0.62x – 0.92x
Full Tax Forecast (without LNG Export Project)	0.79x – 1.24x
Full Tax Forecast (with LNG Export Project)	0.70x – 1.06x

Post-Snowcap Adjusted Market Case Implied Exchange Ratios
Range of Implied Exchange Ratios Based on Implied Present Value Per share
Managed Tax Forecast (without LNG Export Project)	0.74x – 1.12x
Managed Tax Forecast (with LNG Export Project)	0.66x – 0.98x
Full Tax Forecast (without LNG Export Project)	0.85x – 1.32x
Full Tax Forecast (with LNG Export Project)	0.74x – 1.13x

(ii)	Potential Financial Impact Analysis

Lazard analyzed the potential pro forma financial effects of the merger and related transactions contemplated by the merger agreement on the intrinsic total equity value of ETC, as the surviving entity, taking into consideration the present value of the taxes of WMB, potential synergies resulting from the merger, breakage costs, the Tax Drag, and the CCR Value, using (1) the Pre-Snowcap Mid Case and the ETE Mid Case (the “Mid Case Pro Forma Values”), (2) the Pre-Snowcap Market Case and the ETE Market Case (the “Market Case Pro Forma Values”) and (3) the Pre-Snowcap Adjusted Market Case and the ETE Market Case (the “Adjusted Market Case Pro Forma Values”), for both the Managed Tax Forecast and the Full Tax Forecast. Lazard then compared (a) the Mid Case Pro Forma Values to the standalone intrinsic value of WMB for the Pre-Snowcap Mid Case and the Post-Snowcap Mid Case (the “Mid Case Intrinsic Value Comparisons”), (b) the Market Case Pro Forma Values to the standalone intrinsic value of WMB for the Pre-Snowcap Market Case and the Post-Snowcap Market Case (the “Market Case Intrinsic Value Comparisons”) and (c) the Adjusted Market Case Pro Forma Values to the standalone intrinsic value of WMB in the Pre-Snowcap Adjusted Market Case and the Post-Snowcap Adjusted Market Case (the “Adjusted Market Case Intrinsic Value Comparisons”), to determine the percentage and dollar change in intrinsic value in each case.

As shown in the tables below, this analysis indicated that the merger and other related transactions contemplated by the merger agreement are expected to be accretive to the holders of WMB common stock relative to the intrinsic total equity value of WMB Pre-Snowcap and WMB Post-Snowcap.

Mid Case Intrinsic Value Comparisons
	Percentage Increase / Dollar Increase in Intrinsic Value Compared to Standalone Intrinsic Value of WMB for the Pre- Snowcap Mid Case	Percentage Increase in Intrinsic Value Compared to Standalone Intrinsic Value of WMB for the Post-Snowcap Mid Case
Mid Case Pro Forma Value—Managed Tax Forecast	20.6% / $10.64	16.1% / $8.66
Mid Case Pro Forma Value—Full Tax Forecast	5.5% / $2.83	1.6% / $0.85

Market Case Intrinsic Value Comparisons
	Percentage Increase in Intrinsic Value Compared to Standalone Intrinsic Value of WMB for the Pre-Snowcap Market Case	Percentage Increase in Intrinsic Value Compared to Standalone Intrinsic Value of WMB for the Post-Snowcap Adjusted Market Case
Market Case Pro Forma Value—Managed Tax Forecast	26.0% / $9.75	18.3% / $7.31
Market Case Pro Forma Value—Full Tax Forecast	8.4% / $3.15	1.8% / $0.71

Adjusted Market Case Intrinsic Value Comparisons
	Percentage Increase in Intrinsic Value Compared to Standalone Intrinsic Value of WMB for the Pre-Snowcap Adjusted Market Case	Percentage Increase in Intrinsic Value Compared to Standalone Intrinsic Value of WMB for the Post-Snowcap Adjusted Market Case
Adjusted Market Case Pro Forma Value—Managed Tax Forecast	32.4% / $11.13	26.0% / $9.40
Adjusted Market Case Pro Forma Value—Full Tax Forecast	13.8% / $4.74	8.3% / $3.01

As shown in the tables below, Lazard analyzed the potential pro forma financial effects of the merger for the Mid Case Pro Forma Values, the Market Case Pro Forma Values and the Adjusted Market Case Pro Forma Values, with and without LNG Export Project, based on synergy assumptions provided by the ETE general partner as adjusted by WMB (the “Adjusted Synergy Assumptions”), synergy assumptions provided by the ETE general partner (the “ETE GP Synergy Assumptions”) and an average of the Adjusted Synergy Assumptions and the ETE GP Synergy Assumptions (the “Midpoint Synergy Assumptions”), for both the Managed Tax Forecast and the Full Tax Forecast, to determine the percentage and dollar change in intrinsic value in each case.

Pre-Snowcap Mid Case
	Percentage Increase / Dollar Increase in Intrinsic Value Compared to Standalone Intrinsic Value of WMB for the Pre-Snowcap Mid Case using the Adjusted Synergy Assumptions		Percentage Increase / Dollar Increase in Intrinsic Value Compared to Standalone Intrinsic Value of WMB for the Pre- Snowcap Mid Case using the ETE GP Synergy Assumptions		Percentage Increase / Dollar Increase in Intrinsic Value Compared to Standalone Intrinsic Value of WMB for the Pre-Snowcap Mid Case using the Midpoint Synergy Assumptions
	With LNG Export Project	Without LNG Export Project	With LNG Export Project	Without LNG Export Project	With LNG Export Project	Without LNG Export Project
Mid Case Pro Forma Value—Managed Tax Forecast	26.3% / $13.59	20.6% / $10.64	42.9% / $22.17	37.2% / $19.22	34.6% / $17.88	28.9% / $14.93
Mid Case Pro Forma Value—Full Tax Forecast	11.2% / $5.78	5.5% / $2.83	27.8% / $14.36	22.0% / $11.41	19.5% / $10.07	13.8% / $7.12

Post-Snowcap Mid Case
	Percentage Increase / Dollar Increase in Intrinsic Value Compared to Standalone Intrinsic Value of WMB for the Post-Snowcap Mid Case using the Adjusted Synergy Assumptions		Percentage Increase / Dollar Increase in Intrinsic Value Compared to Standalone Intrinsic Value of WMB for the Post- Snowcap Mid Case using the Parent GP Synergy Assumptions		Percentage Increase / Dollar Increase in Intrinsic Value Compared to Standalone Intrinsic Value of WMB for the Post-Snowcap Mid Case using the Midpoint Synergy Assumptions
	With LNG Export Project	Without LNG Export Project	With LNG Export Project	Without LNG Export Project	With LNG Export Project	Without LNG Export Project
Mid Case Pro Forma Value—Managed Tax Forecast	26.1% / $11.61	16.1% /$8.66	37.6% / $20.19	32.1% / $17.24	29.6% / $15.90	24.1% / $12.95
Mid Case Pro Forma Value—Full Tax Forecast	7.1% / $3.80	1.6% /$0.85	23.0% / $12.38	17.5% / $9.43	15.1% / $8.09	9.6% / $5.14

Pre-Snowcap Market Case
	Percentage Increase / Dollar Increase in Intrinsic Value Compared to Standalone Intrinsic Value of WMB for the Pre-Snowcap Market Case using the Adjusted Synergy Assumptions		Percentage Increase / Dollar Increase in Intrinsic Value Compared to Standalone Intrinsic Value of WMB for the Pre- Snowcap Market Case using the Parent GP Synergy Assumptions		Percentage Increase / Dollar Increase in Intrinsic Value Compared to Standalone Intrinsic Value of WMB for the Pre-Snowcap Market Case using the Midpoint Synergy Assumptions
	With LNG Export Project	Without LNG Export Project	With LNG Export Project	Without LNG Export Project	With LNG Export Project	Without LNG Export Project
Market Case Pro Forma Value—Managed Tax Forecast	33.9% / $12.70	26.0% / $9.75	59.8% / $22.41	51.9% / $19.45	46.2% / $17.33	38.4% / $14.38
Market Case Pro Forma Value—Full Tax Forecast	16.3% / $6.10	8.4% / $3.15	42.2% / $15.80	34.3% / $12.85	28.6% / $10.72	20.7% / $7.77

Post-Snowcap Market Case
	Percentage Increase / Dollar Increase in Intrinsic Value Compared to Standalone Intrinsic Value of WMB for the Post-Snowcap Market Case using the Adjusted Synergy Assumptions		Percentage Increase / Dollar Increase in Intrinsic Value Compared to Standalone Intrinsic Value of WMB for the Post- Snowcap Market Case using the Parent GP Synergy Assumptions		Percentage Increase / Dollar Increase in Intrinsic Value Compared to Standalone Intrinsic Value of WMB for the Post-Snowcap Market Case using the Midpoint Synergy Assumptions
	With LNG Export Project	Without LNG Export Project	With LNG Export Project	Without LNG Export Project	With LNG Export Project	Without LNG Export Project
Market Case Pro Forma Value—Managed Tax Forecast	25.7% / $10.26	18.3% / $7.31	50.0% / $19.97	42.6% / $17.01	37.3% / $14.89	29.9% / $11.94
Market Case Pro Forma Value—Full Tax Forecast	9.2% / $3.66	1.8% / $0.71	33.5% / $13.36	26.1% / $10.41	20.8% / $8.28	13.4% / $5.33

Pre-Snowcap Adjusted Market Case
	Percentage Increase / Dollar Increase in Intrinsic Value Compared to Standalone Intrinsic Value of WMB for the Pre-Snowcap Adjusted Market Case using the Adjusted Synergy Assumptions		Percentage Increase / Dollar Increase in Intrinsic Value Compared to Standalone Intrinsic Value of WMB for the Pre- Snowcap Adjusted Market Case using the Parent GP Synergy Assumptions		Percentage Increase / Dollar Increase in Intrinsic Value Compared to Standalone Intrinsic Value of WMB for the Pre-Snowcap Adjusted Market Case using the Midpoint Synergy Assumptions
	With LNG Export Project	Without LNG Export Project	With LNG Export Project	Without LNG Export Project	With LNG Export Project	Without LNG Export Project
Adjusted Market Case Pro Forma Value—Managed Tax Forecast	41.0% / $14.08	32.4% / $11.13	69.2% / $23.78	60.6% / $20.83	54.5% / $18.71	45.9% /$15.76
Adjusted Market Case Pro Forma Value—Full Tax Forecast	22.4% / $7.70	13.8% / $4.74	50.6% / $17.40	42.0% / $14.45	35.9% / $12.32	27.3% / $9.37

Post-Snowcap Adjusted Market Case
	Percentage Increase / Dollar Increase in Intrinsic Value Compared to Standalone Intrinsic Value of WMB for the Post-Snowcap Adjusted Market Case using the Adjusted Synergy Assumptions		Percentage Increase / Dollar Increase in Intrinsic Value Compared to Standalone Intrinsic Value of WMB for the Post-Snowcap Adjusted Market Case using the Parent GP Synergy Assumptions		Percentage Increase / Dollar Increase in Intrinsic Value Compared to Standalone Intrinsic Value of WMB for the Post-Snowcap Adjusted Market Case using the Midpoint Synergy Assumptions
	With LNG Export Project	Without LNG Export Project	With LNG Export Project	Without LNG Export Project	With LNG Export Project	Without LNG Export Project
Adjusted Market Case Pro Forma Value—Managed Tax Forecast	34.2% /$12.35	26.0% / $9.40	61/1% / $22.05	52.9% / $19.10	47.0% / $16.98	38.9% / $14.02
Adjusted Market Case Pro Forma Value—Full Tax Forecast	16.5% /$5.96	8.3% / $3.01	43.4% / $15.67	35.2% / $12.71	29.3% / $10.59	21.2% / $7.64

Miscellaneous

Lazard is an internationally recognized investment banking firm providing a full range of financial advisory and other services. Lazard was selected to act as financial advisor to WMB because of its qualifications, expertise and its reputation in investment banking and mergers and acquisitions, as well as its familiarity with the business of WMB. For acting as financial advisor to WMB in connection with the merger, Lazard will receive a fee for such services in the amount of $35 million. $10 million of Lazard’s fees is not contingent upon the closing of the merger. A portion of Lazard’s fee has been payable since June 2015 as a monthly fee in the amount of $500,000 per month, and a further $2.5 million of Lazard’s fee became payable upon the rendering of Lazard’s opinion. As of March 1, 2016, aggregate compensation equal to approximately $6,500,000 had become payable to Lazard, and to the extent paid is creditable against the non-contingent amount payable to Lazard. The remainder of Lazard’s fee above the non-contingent amount is contingent upon the closing of the merger. In addition, in the ordinary course, Lazard and its affiliates and employees may trade securities of WMB, the ETE Group and certain of their respective affiliates for their own accounts and for the accounts of their customers, may at any time hold a long or short position in such securities, and may also trade and hold securities on behalf of WMB, the ETE Group and certain of their respective affiliates. The issuance of Lazard’s opinion was approved by the Opinion Committee of Lazard.

Lazard’s opinion and financial analyses were not the only factors considered by the WMB Board in its evaluation of the merger and should not be viewed as determinative of the views of the WMB Board or WMB’s management.

Financial Forecasts

In connection with the proposed merger, management of WMB provided projections for WMB and management of ETE provided projections for ETE, which were reviewed and adjusted downward by WMB management based on their experience and judgment. The downward revisions principally relate to the following differences in operational and financial assumptions: (i) lower volumes, basis spreads and commodity price differential realizations on certain assets within ETE’s base business, (ii) delayed timing, higher costs and lower contracted and uncontracted volumes on certain of ETE’s major growth projects, (iii) delayed timing of certain general and administrative cost synergy realizations and (iv) lower revenue and operational synergy realizations for the combined entity. All projections included assumptions as to the future financial and operating performance of WMB and ETE. Based on its adjusted projections for ETE, management of WMB prepared additional projections for ETC based on the assumed contribution of substantially all of the assets and liabilities of WMB to ETE pursuant to the contemplated merger and the issuance by ETE to ETC of a number of ETE Class E units equal to (i) the number of ETC common shares to be issued to the WMB stockholders in the merger plus (ii) the number of ETC common shares issued to ETE in consideration for the Parent Cash Deposit and based on the assumption that the cash dividends per ETC common share to be paid by ETC would be the same as the cash distribution per ETE common unit as a result of the dividend equalization agreement to be entered into between ETC and ETE in connection with the merger (the “ETC projections”). In addition, the WMB projections and the ETC projections were adjusted by WMB management based on their experience and judgment to include the Prospective Projects identified by either WMB or ETE management. A summary of the WMB projections and the ETC projections is included below to give holders of WMB common stock access to certain non-public unaudited prospective financial information that was made available to Barclays, Lazard and the WMB Board in connection with their analysis related to the proposed merger.

You should be aware that uncertainties are inherent in prospective financial information of any kind. None of WMB or ETE or any of their respective affiliates, advisors, officers, directors, or representatives has made or makes any representation or can give any assurance to any WMB stockholder or any other person regarding the ultimate performance of WMB, ETE or ETC compared to the summarized information set forth below or that any such results will be achieved.

The summary projections set forth below summarize the WMB and ETC projections made available to the legal and financial advisors to WMB and the WMB Board prior to the execution of the merger agreement. The inclusion of the following summary projections in this proxy statement/prospectus should not be regarded as an indication that WMB or ETE or their respective representatives considered or consider the projections to be a reliable or accurate prediction of future performance or events, and the summary projections set forth below should not be relied upon as such. ETE did not review the projections for ETC provided by WMB and makes no representations or warranties in respect thereof and such adjusted projections do not reflect the views of ETE management.

The WMB projections and the ETC projections summarized below were only prepared for internal planning purposes or to evaluate the proposed merger. These projections were not prepared with a view toward public disclosure or toward compliance with GAAP, the published guidelines of the SEC, or the guidelines established by the American Institute of Certified Public Accountants. None of Ernst & Young LLP (“Ernst & Young”), PricewaterhouseCoopers LLP (“PwC”), Deloitte & Touche LLP (“DT”), Grant Thornton LLP (“Grant Thornton”) or any other independent registered public accounting firm has compiled, examined or performed any procedures with respect to the prospective financial information contained in the projections, and accordingly, none of Ernst & Young, PwC, Grant Thornton or DT expresses an opinion or any other form of assurance with respect thereto. The Ernst & Young reports incorporated by reference into this proxy statement/prospectus with respect to WMB relate to historical financial information of WMB, the PwC reports incorporated by reference into this joint proxy statement/prospectus with respect to ACMP relate to historical financial information of ACMP, and the DT reports incorporated by reference into this joint proxy statement/prospectus with respect to Gulfstream Natural Gas System, L.L.C. (“Gulfstream”) relate to historical financial information of Gulfstream. Such reports do not extend to the projections included below and should not be read to do so. None of WMB, the WMB Board or ETE prepared, and do not give any assurance regarding, the summarized information.

The financial projections of WMB and ETE were, in general, prepared primarily for internal use. The ETC projections were prepared on the basis described above in connection with the analysis of the merger by the WMB Board. Such financial projections are inherently subjective in nature, susceptible to interpretation and, accordingly, the prospective financial information included in such projections may not be achieved. The financial projections also reflect numerous assumptions made by WMB management, including material assumptions that may not be realized and are subject to significant uncertainties and contingencies, all of which are difficult to predict and many of which are beyond the control of the WMB, ETE or ETC. Accordingly, there can be no assurance that the assumptions made in preparing the financial projections upon which the projected financial information was based will prove accurate. There will be differences between actual and projected results, and the differences may be material. The risk that these uncertainties and contingencies could cause the assumptions to fail to be reflective of actual results is further increased due to the length of time in the future over which these assumptions apply. Any inaccuracy of assumptions and projections in early periods could have a compounding effect on the projections shown for the later periods. Thus, any failure of a projection to be reflective of actual results in an early period could have a greater effect on the projected results failing to be reflective of actual events in later periods. In addition, the financial projections were prepared several months ago, and since such time the industry in which WMB and ETE operates has been under pressure as a result of low commodity prices and higher costs of capital. This pressure may also cause the differences between actual and projected results to be material. See the section titled “Summary—Recent Developments” beginning on page 19 of this proxy statement/prospectus. In addition, the projections are forward-looking statements and are subject to risks and uncertainties. See the section titled “Forward-Looking Statements” beginning on page 84 of this proxy statement/prospectus.

In developing the internal WMB projections and the internal ETE projections, management of WMB and ETE, respectively, made numerous material assumptions with respect to WMB and ETE for the periods covered by the projections, and management of WMB made numerous material assumptions with respect to the ETC projections, including:

•	the EBITDA and maintenance capital expenditures from existing assets and business activities;

•	organic growth opportunities (including Prospective Projects), and the amounts and timing of related capital expenditures and EBITDA;

•	outstanding debt and debt and equity issuance during applicable periods, and the availability and cost of debt and equity capital;

•	the prices and production of, and demand for crude oil, natural gas, NGLs, other hydrocarbons and petrochemical products, which could impact volumes and margins;

•	tax profiles of WMB and ETC; and

•	other general business, market, and financial assumptions.

All of these assumptions involve variables making them difficult to predict, and most are beyond the control of either WMB, ETE or ETC. Although management of WMB and ETE, as applicable, believe that there was a reasonable basis for their respective internal projections and the underlying assumptions related thereto, any assumptions for near-term and long-term projected cases remain uncertain, and the risk of inaccuracy increases with the length of the forecasted period. ETE states no view as to the reasonableness of the ETC projections.

WMB Unaudited Financial Projections

The summarized projected financial information set forth below was based on: (A) WMB’s projected results before taking into account the potential impact of the WPZ merger (“Pre-WPZ”) and (B) WMB’s projected results after taking into account the potential impact of the WPZ merger (“Post-WPZ”). Barclays and Lazard were asked to consider both projected results in their presentations and further information on such analyses can be found in the section titled “Opinions of the Financial Advisors to the WMB Board” beginning on page 130 of this proxy statement/prospectus.

The summarized projected financial information below includes the financial impact of Prospective Projects for 2016 through 2019. WMB management also provided to Barclays and Lazard financial forecasts that excluded the impact of Prospective Projects, which are not summarized below, but additional sensitivities can be found in the section titled “Opinions of the Financial Advisors to the WMB Board” beginning on page 130 of this proxy statement/prospectus. The financial forecasts presented below are based on three sets of WMB management’s financial projections for the years 2016 through 2019: (1) mid-case projections, which are based on the mid commodity price assumption disclosed in the company’s May 2015 Analyst Day guidance for 2016 and 2017 and WMB management estimates thereafter (the “WMB Mid Case”), (2) projections adjusted for market commodity prices as of August 21, 2015 (the “WMB Market Case”), and (3) projections adjusted for market commodity prices as of August 21, 2015 and further adjusted downward to account for estimated reduced drilling and business activities from WMB’s customers due to lower commodity prices (the “WMB Adjusted Market Case”).

	Year ended December 31,
	2016	2017	2018	2019
	(Millions of dollars, other than per share amounts)
WMB Mid Case
WTI ($ / bbl)	$65.00	$70.00	$75.00	$80.00
Henry Hub ($ / mcf)	$3.25	$3.75	$4.00	$4.25
Consolidated EBITDA (Pre-WPZ) ($mm)	$5,604	$6,531	$7,646	$8,260
Consolidated EBITDA (Post-WPZ) ($mm)	$5,609	$6,536	$7,651	$8,265
Total cash available for dividend (Pre-WPZ) ($mm)	$2,208	$2,694	$3,111	$3,202
Total cash available for dividend (Post-WPZ) ($mm)	$3,590	$4,317	$5,283	$5,785
Dividend coverage (Pre-WPZ)	1.09x	1.18x	1.20x	1.09x
Dividend coverage (Post-WPZ)	1.17x	1.21x	1.29x	1.10x
Dividends per share (Pre-WPZ) ($ / share)	$2.68	$3.01	$3.39	$3.82
Dividends per share (Post-WPZ) ($ / share)	$2.85	$3.21	$3.61	$4.55
WMB Market Case
WTI ($ / bbl)	$45.52	$50.22	$53.55	$55.75
Henry Hub ($ / mcf)	$2.98	$3.14	$3.22	$3.27
Consolidated EBITDA (Pre-WPZ) ($mm)	$5,111	$5,974	$6,932	$7,383
Consolidated EBITDA (Post-WPZ) ($mm)	$5,116	$5,979	$6,937	$7,388
Total cash available for dividend (Pre-WPZ) ($mm)	$1,797	$2,214	$2,615	$2,801
Total cash available for dividend (Post-WPZ) ($mm)	$3,178	$3,862	$4,638	$4,975
Dividend coverage (Pre-WPZ)	1.09x	1.18x	1.20x	1.09x
Dividend coverage (Post-WPZ)	1.17x	1.21x	1.29x	1.10x
Dividends per share (Pre-WPZ) ($ / share)	$2.18	$2.47	$2.85	$3.34
Dividends per share (Post-WPZ) ($ / share)	$2.40	$2.72	$3.07	$3.84
WMB Adjusted Market Case
WTI ($ / bbl)	$45.52	$50.22	$53.55	$55.75
Henry Hub ($ / mcf)	$2.98	$3.14	$3.22	$3.27
Consolidated EBITDA (Pre-WPZ) ($mm)	$5,093	$5,966	$6,700	$7,071
Consolidated EBITDA (Post-WPZ) ($mm)	$5,098	$5,971	$6,705	$7,076
Total cash available for dividend (Pre-WPZ) ($mm)	$1,770	$2,192	$2,466	$2,705
Total cash available for dividend (Post-WPZ) ($mm)	$3,165	$3,860	$4,427	$4,712
Dividend coverage (Pre-WPZ)	1.09x	1.18x	1.20x	1.09x
Dividend coverage (Post-WPZ)	1.17x	1.21x	1.29x	1.10x
Dividends per share (Pre-WPZ) ($ / share)	$2.15	$2.45	$2.69	$3.23
Dividends per share (Post-WPZ) ($ / share)	$2.35	$2.66	$2.86	$3.56

Pro Forma ETC Unaudited Financial Projections

The summarized projected financial information set forth below is based on the ETC projections that were prepared by WMB management on the basis described above (which included the projected impact of the Prospective Projects). WMB management also prepared financial forecasts that excluded the impact of Prospective Projects, which are not summarized below, but additional sensitivities relating to ETE’s Prospective Projects can be found in the section titled “Opinions of the Financial Advisors to the WMB Board” beginning on page 130 of this proxy statement/prospectus. The projected financial information related to ETC was based on two sets of internal financial projections prepared by ETE’s management and subsequently reviewed and adjusted downward by WMB’s management: (1) mid-case projections, based on the WMB Mid Case commodity prices (the “ETC Mid Case”) and (2) market case projections, based on the WMB Market Case commodity prices (the “ETC Market Case”). The ETC projections also include two sets of synergy projections prepared by ETE’s management and subsequently reviewed and adjusted by WMB’s management and certain members of the WMB Board: (1) mid-case synergy projections, based on the WMB Mid Case commodity prices (the “Synergy Mid Case”) and (2) market case synergy projections, based on the WMB Market Case commodity prices (the “Synergy Market Case”). The ETC projections were generated from the following combinations of financial forecasts: (1) WMB Mid Case, ETE Mid Case and Synergy Mid Case (the “Pro Forma ETC Mid Case”), (2) WMB Market Case, ETE Market Case and Synergy Market Case (the “Pro Forma ETC Market Case”) and (3) WMB Adjusted Market Case, ETE Market Case and Synergy Market Case (the “Pro Forma ETC Adjusted Market Case”). The Pro Forma ETC Mid Case and the Pro Forma ETC Market Case are summarized below. The Pro Forma ETC Adjusted Market Case is not summarized below because it does not materially differ from the Pro Forma ETC Market Case.

	Year ended December 31,
	2016	2017	2018
	(Millions of dollars, other than per unit amounts)
Pro Forma ETC Mid Case
WTI ($ / bbl)	$65.00	$70.00	$75.00
Henry Hub ($ / mcf)	$3.25	$3.75	$4.00
Consolidated EBITDA ($mm)(1)	$12,640	$15,237	$17,700
Total cash available for distribution ($mm)(1)	$3,421	$4,565	$5,566
Distribution coverage	1.00x	1.00x	1.00x
Distributions per unit ($ / unit)	$1.55	$2.06	$2.52
Pro Forma ETC Market Case
WTI ($ / bbl)	$45.52	$50.22	$53.55
Henry Hub ($ / mcf)	$2.98	$3.14	$3.22
Consolidated EBITDA ($mm)(1)	$12,002	$14,409	$16,551
Total cash available for distribution ($mm)(1)	$2,913	$3,936	$4,781
Distribution coverage	1.00x	1.00x	1.00x
Distributions per unit ($ / unit)	$1.32	$1.78	$2.16

(1)	At closing, we expect ETC will own approximately 57% of ETE. ETC consolidates the results of ETE because ETC will control ETE GP, the general partner of ETE.

WMB DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE ABOVE PROSPECTIVE FINANCIAL INFORMATION TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE SUCH PROSPECTIVE FINANCIAL INFORMATION WAS PREPARED BY WMB OR TO REFLECT THE OCCURRENCE OF SUBSEQUENT EVENTS; HOWEVER, WMB BELIEVES THAT THE ABOVE PROSPECTIVE FINANCIAL INFORMATION IS NO LONGER VALID BECAUSE IT WAS PREPARED SEVERAL MONTHS PRIOR TO THE DATE OF THIS PROXY STATEMENT/PROSPECTUS, AND SINCE SUCH TIME THE INDUSTRY IN WHICH WMB AND ETE OPERATE HAS BEEN UNDER PRESSURE AS A RESULT OF LOWER COMMODITY PRICES AND HIGHER COSTS OF CAPITAL. SEE THE SECTION

TITLED “SUMMARY—RECENT DEVELOPMENTS” BEGINNING ON PAGE 19 OF THIS PROXY STATEMENT/PROSPECTUS, WHICH INCLUDES CERTAIN PROSPECTIVE FINANCIAL INFORMATION PREPARED BY ETE BASED ON MORE RECENT INFORMATION THAN THE PROSPECTIVE FINANCIAL INFORMATION SET FORTH ABOVE IN THIS SECTION.

Reasons of ETE General Partner’s Board for the Merger

At a meeting held on September 27, 2015, after due consideration and consultation with ETE’s management and its legal and financial advisors, the board of directors of ETE’s general partner, LE GP, unanimously approved the merger agreement and the transactions contemplated thereby, including the merger, the GP merger, the WMB Contribution and the issuance of ETE Class E units to ETC. In reaching its determination to approve the merger agreement and the transactions contemplated thereby, the board of directors of LE GP considered a number of factors pertaining to the strategic and financial rationale for the transaction based on facts and circumstances that existed as of September 27, 2015, including:

•	The transaction creates the world’s largest energy infrastructure group by combining two of the largest diversified MLPs, the second largest crude and logistics MLP, a fast-growing retail fuel MLP and an attractive LNG export opportunity and gives WMB’s stockholders the opportunity to participate in the rapidly consolidating midstream space with a premium operating franchise and platform where diversity of asset base, scale and scope of operations are significant factors in achieving long-term value.

•	WMB’s stockholders can elect to receive ETC common shares as merger consideration and to have a substantial ongoing equity interest in the combined company, allowing WMB’s stockholders to benefit from the synergies and growth opportunities expected to result from this combination and reducing the cash outlay for ETE. ETC common shares will mirror the economic attributes of ETE common units, which has been the best performing large cap company equity security in the publicly traded partnership energy sector over the last five-year period due to ETE’s successful track record of operational execution and cash distribution growth.

•	The transaction enhances the credit profile of the combined company through greater scale, cash flow diversity and synergy potential. In addition, the transaction is expected to be credit positive to ETE and is not expected to have any adverse impact on the credit ratings of any of the ETE Entities.

•	The view that the combination creates a unique and complementary geographic footprint for the assets of the combined company that is expected to provide benefits for producers and end use customers through increased service offerings and greater integration of services in many areas of North America, thereby generating efficiencies for the customers of the combined company.

•	The view that the combination will generate significant commercial and revenue synergies from ETE’s integrated business model by providing end-to-end solutions for its customers.

•	During its due diligence process, ETE identified significant commercial synergies ranging from new revenue opportunities, improved operational efficiencies and performance, new capital opportunities and prioritization of existing capital projects and the fact that ETE expects that the anticipated EBITDA from these commercial synergies will exceed $2 billion per year by 2020 and will require overall incremental capital investment of more than $5 billion to achieve.

•	The merger is expected to be immediately accretive to distributable cash flow and distributions for ETE.

•	The exchange of WMB’s shares of common stock for ETC common shares is expected to be tax-free to Williams stockholders.

•	The creation of the entity treated as a corporation for federal income tax purposes in connection with the transaction is expected to broaden the spectrum of institutional investors that can invest in the Energy Transfer family including pension funds, endowments and foreign investors and the expected liquidity of the ETC common shares will allow investors to build meaningful positions in ETC.

•	ETC is expected to be eligible for broader stock market index inclusion, including in the S&P 500 and S&P Energy indices.

•	ETC will be a compelling strategic acquisition vehicle in the future for the Energy Transfer family.

The board of directors of LE GP also considered the potential risks of the merger and certain other factors, including the following:

•	That ETC will benefit from a dividend equalization arrangement between ETE and ETC through the end of calendar year 2018 that ensures that ETC shareholders will receive the same cash distribution per common share as ETE unitholders receive per common unit. As a result, in the event that ETC incurs federal income tax liabilities or other costs or liabilities during this period, ETE will make additional distributions to ETC, or will allocate items of depreciation or cost recovery to ETC, sufficient to maintain this equalization and the cash distributions made by ETE to its common unitholders will be less than would otherwise be the case.

•	The fact that WPZ will retain its current name and remain a publicly traded partnership headquartered with a meaningful ongoing presence in Tulsa, Oklahoma.

•	That ETE has an ongoing reimbursement obligation in favor of ETC with respect to any administrative costs and any other non-tax liabilities incurred by ETC.

•	That certain actions to be taken by ETE and ETC, including the incurrence of any third-party indebtedness by ETC through the end of calendar year 2018, will be subject to the approval by the conflicts committee of the general partner of ETC, and that the initial members of such committee will be proposed by ETE and are subject to approval of the WMB Board.

•	That the approximate $6.05 billion in cash will be paid out as consideration in the merger and that ETC will fund the cash portion of the consideration through the issuance of ETC common shares to ETE and ETE will therefore hold approximately 19% of the outstanding ETC common shares after completion of the merger transactions.

•	That the consideration payable pursuant to the CCRs is uncapped and therefore, if ETC common shares trade at a material discount to ETE common units, ETE could be required to issue a material number of additional ETE Class E units or to pay a material amount of cash in settlement of the CCRs; the board of directors of LE GP also considered that there is no limitation on the number of ETE Class E units that must be cancelled by ETE if the ETC common shares trade at a premium to the ETE common units.

•	The fact that the CCRs are attached to ETC common shares and cannot be separated or transferred other than by means of transfer of the ETC common share to which it is attached

•	The terms and conditions of the merger agreement, including the conditions to the completion of the merger transactions, the circumstances under which the merger agreement could be terminated and the impact of such a termination, and the potential payment by WMB in certain circumstances of a termination fee of $1.48 billion to ETE and the potential reimbursement of WMB’s expenses in certain circumstances in an amount up to $100 million (or $50 million, where the transactions are terminated due to the failure of WMB’s stockholders to approve the merger).

•	The fact that ETE would be required in connection with certain terminations of the merger agreement to reimburse WMB $410 million in respect of a portion of the termination fee paid by WMB to terminate its previous merger agreement with WPZ and to reimburse WMB’s expenses in certain circumstances in an amount up to $100 million.

•	The likelihood of receiving all of the regulatory approvals required for the merger transactions, including pursuant to the HSR Act, and ETE’s assumption of all of the regulatory risk related to the merger transactions.

•	The risks and contingencies relating to the announcement and pendency of the merger and the risks and costs to ETE if the closing of the merger is not completed timely, or if the merger does not close at all, including the potential impact on ETE’s relationships with employees and third parties.

•	The risk of diverting management focus, employee attention and resources from other strategic opportunities and form operational matters while working to complete the proposed merger transactions and successfully integrate the companies.

•	The fact that substantial costs will be incurred in connection with the proposed merger transactions.

The board of directors of LE GP believed that, overall, the potential benefits of the proposed merger transactions to ETE and its unitholders outweighed the risks and other factors considered by the board of directors of LE GP. Therefore, the board of directors of LE GP unanimously approved the merger agreement and the transactions contemplated thereby, including the merger, the GP merger, the WMB Contribution and the issuance of ETE Class E units to ETC. This discussion of the factors considered by the board of directors of LE GP does not list every factor considered by the board but includes all material factors considered by the board. In view of the wide variety of factors considered in connection with the merger, the board of directors of LE GP did not consider it practical, nor did it attempt, to quantify or otherwise assign relative weight to different factors considered in reaching its decision. In addition, individual members of the board of directors of LE GP, in approving the transactions contemplated by the merger agreement may have given different weight to different factors. The LE GP board of directors considered this information as a whole, and overall considered it to be favorable to, and in support of, its determinations. ETE’s reasons for the transaction are forward-looking in nature and, therefore, should be read in light of the factors discussed in the sections of this proxy statement/prospectus titled “Risk Factors” and “Forward-Looking Statements” and also should be read in conjunction with the section titled “Summary—Recent Developments” beginning on page 19 of this proxy statement/prospectus, which section includes a description of certain facts and circumstances arising after September 27, 2015 and the subsequent effect that those facts and circumstances have had on certain factors considered by the board of directors of LE GP at the time of approving the merger, as well as certain prospective financial information for ETC that takes into account the facts and circumstances set forth in such section. The reasons of the board of directors of LE GP as of September 27, 2015 for approving the merger do not take into account the facts and circumstances described in the section titled “Summary—Recent Developments”, including the prospective financial information set forth therein, should not be relied upon as reflective of the current views of the board of directors of LE GP and do not constitute a recommendation by the board of directors of LE GP as to how WMB stockholders should vote with respect to the Merger Proposal. The adverse impact of the decline in crude oil and natural gas prices together with the refinancing risks related to the $6.05 billion in new indebtedness expected to be incurred by ETE in connection with the merger, significantly reduces the value of ETC as compared to the value envisioned by the board of directors of LE GP at the time the merger agreement was entered into.

Interests of Directors and Executive Officers of WMB in the Merger

In considering the recommendation of the WMB Board to approve the merger, WMB stockholders should be aware that certain WMB directors and executive officers may be deemed to have interests in the merger that are in addition to, or different from, the interests of other WMB stockholders. The WMB Board was aware of these interests and considered them, among other matters, in approving the merger and the merger agreement and in making the recommendations that the WMB stockholders approve the merger agreement, the merger and the other transactions contemplated by the merger agreement. For purposes of the WMB agreements and plans described below, to the extent applicable, the consummation of the transactions contemplated by the merger agreement will constitute a change in control, change of control or term of similar meaning with respect to WMB. These interests are described in further detail below, and certain of them are quantified in the narrative and tables below. Although Craig L. Rainey, WMB’s former Senior Vice President and General Counsel, is considered an executive officer for purposes of the SEC’s disclosure rules, Mr. Rainey retired from WMB effective May 1, 2015.

Certain Assumptions

Except as otherwise specifically noted, for purposes of quantifying the potential payments and benefits described in this section, the following assumptions were used:

•	The closing date is March 31, 2016, which is the assumed date of the closing of the merger solely for purposes of this transaction-related compensation disclosure;

•	The relevant price per share of WMB common stock is $38.67, the average closing price per share as quoted on the NYSE over the first five business days following the first public announcement of the merger agreement;

•	Each WMB executive officer is terminated by ETE and its affiliates without “cause” or resigns for “good reason” (as applicable, and as such terms are defined in the relevant plans and agreements), in each case, immediately following the closing of the merger (together, referred to as a “qualifying termination”);

•	Quantification of outstanding equity awards is calculated based on the outstanding equity awards held by each WMB director or executive officer as of November 3, 2015 (taking into account any equity awards that are expected to vest and/or settle in accordance with their terms between November 3, 2015 and March 31, 2016);

•	All WMB stock options held by each WMB director or executive officer as of November 3, 2015 remain unexercised as of immediately prior to the effective time (taking into account any WMB stock options that are expected to expire in accordance with their terms between November 3, 2015 and March 31, 2016);

•	The amounts set forth in the tables below regarding WMB executive officer compensation are based on compensation levels as of November 3, 2015; and

•	The value of WPZ equity and equity-based awards held by any WMB director or executive officer is not reflected in the tables below because such interests will be unaffected by the merger and the other merger transactions.

Equity Compensation

At the effective time, ETC will assume all obligations of WMB under the WMB stock plans with respect to outstanding awards issued thereunder. The number and kind of shares available for issuance under the WMB stock plans assumed by ETC will be converted and adjusted to reflect the fact that converted awards will correspond to ETC common shares, although all converted awards will be settled in cash.

WMB Stock Options

Each WMB stock option, including any WMB stock option held by a WMB director or executive officer, will be equitably adjusted immediately prior to the effective time by reducing the exercise price thereof by an amount equal to the pre-merger special dividend, contingent on the consummation of the merger.

At the effective time, each unexercised WMB stock option will be assumed by ETC and converted into a cash-settled stock appreciation right (“SAR”), on otherwise the same terms and conditions as were applicable under the corresponding WMB stock option, adjusted in a manner intended to preserve the aggregate intrinsic value of the original WMB stock option. In order to preserve the intrinsic value, the ETC cash-settled SAR will correspond to a number of ETC common shares (determined by multiplying the number of shares of WMB common stock subject to the WMB stock option by an exchange ratio (as defined below) and rounding down to the nearest whole share), at a base price per share (rounded up to the nearest whole cent) determined by dividing the per-share exercise price of the WMB stock option by that same exchange ratio. For purposes of adjusting the WMB stock options, the exchange ratio is equal to the ratio of the average of the volume-weighted average prices of WMB common stock over the 10 trading days preceding the closing date to the average of the volume-weighted average prices of ETC common shares over the 10 trading days following the closing date.

WMB Restricted Stock Units and WMB Deferred Stock Units

At the effective time, each WMB restricted stock unit (“RSU”) (including WMB performance stock units, or “PSUs”), and each WMB deferred stock unit (“DSU”), including any WMB RSU or WMB DSU held by a WMB director or executive officer, will be assumed by ETC and converted into a cash-settled RSU or DSU, as applicable, on otherwise the same terms and conditions as were applicable under the corresponding WMB RSU or WMB DSU, as applicable, with the number of ETC common shares covered by the award adjusted based on the share consideration ratio, rounded down to the nearest whole share. In addition, with respect to each WMB PSU, performance conditions will generally be deemed to be satisfied at target (in the case of WMB PSUs other than WMB leveraged PSUs) or the greater of target and actual performance (in the case of WMB leveraged PSUs) and, following the effective time, the vesting of the award will be time-based and subject to continued employment through the end of the applicable performance period or any other date required by the terms of the applicable award.

Holders of converted WMB RSUs and WMB DSUs, including WMB directors and executive officers, will also be entitled to receive upon settlement of the unit (1) the pre-merger special dividend and payment of any other accrued dividend equivalents, (2) a cash payment in respect of any fractional ETC common shares that would have resulted from such conversion without regard to rounding and (3) if such unit settles after the end of the CCR measurement period, an amount in cash equal to the shortfall amount (if any). The value of any payments in respect of fractional ETC common shares will be based on the same value of ETC common shares used for purposes of converting WMB stock options.

Accelerated Vesting Upon Certain Terminations

The vesting and settlement of the converted ETC SARs and RSUs, including any such awards held by any WMB executive officer, will accelerate upon a qualifying termination during the two-year period following completion of the merger. Converted ETC RSUs held by any WMB non-employee director will accelerate upon a separation from service for any reason.

Value to Directors and Executive Officers of WMB in Respect of WMB Equity

The tables below set forth the number of WMB DSUs, WMB stock options and WMB RSUs (including WMB PSUs) held by each WMB director and executive officer as of November 3, 2015, and the value that each WMB director and executive officer can expect to receive for such equity as of promptly following the effective time, assuming continued employment or service through the assumed closing date of March 31, 2016 (taking into account any equity awards that are expected to vest and/or settle in accordance with their terms between November 3, 2015 and March 31, 2016) and a qualifying termination of employment or service immediately following the effective time. Only WMB non-employee directors hold WMB DSUs.

Since the value of the per share consideration is not fixed, the value of the WMB equity awards is based on the average closing price of shares of WMB common stock over the first five business days following the first public announcement of the merger, or $38.67. Accordingly, the actual value received by WMB’s directors and executive officers may be greater or less than those provided for below. Depending on when the merger is completed, certain of the WMB equity awards shown in the table below may become vested and/or settled in accordance with their terms without regard to the merger. The table below does not include any grants of WMB equity awards to WMB directors and executive officers following the filing of this joint proxy statement/prospectus, which is not permitted under the terms of the merger agreement.

Value to WMB Non-Employee Directors in Respect of WMB DSUs

Name	No. of DSUs(1)	Value of DSUs and Accrued Dividend Equivalents ($)(2)
Non-Employee Directors
Joseph R. Cleveland	7,423	287,047
Kathleen B. Cooper	—	—
John A. Hagg	7,423	287,047
Juanita H. Hinshaw	—	—
Ralph Izzo	8,478	327,844
Frank T. MacInnis	9,029	349,151
Eric W. Mandelblatt	—	—
Keith A. Meister	—	—
Steven W. Nance	7,423	287,047
Murray D. Smith	7,423	287,047
Janice D. Stoney	28,474	1,101,090
Laura A. Sugg	4,214	162,955

(1)	Under the terms of the merger agreement, each WMB DSU will be converted into a cash-settled ETC DSU, as described above. The converted ETC DSUs will be settled at the same time as the corresponding WMB DSU would have settled in accordance with the individual director’s deferral election.
(2)	The values of the WMB DSUs shown in the table above are based on the average closing price of a share of WMB common stock over the first five business days following the first public announcement of the merger, or $38.67. These amounts reflect dividend equivalents (in the form of additional WMB DSUs) that are accrued as of November 3, 2015, with respect to the WMB DSUs that are expected to remain outstanding as of March 31, 2016. These amounts do not include the pre-merger special dividend, which will be paid to holders of WMB DSUs upon settlement of the underlying converted ETC DSU and the value of which is incorporated in the five-day average closing price of a share of WMB common stock ($38.67) used for purposes of this table, or any dividend equivalents that may accrue after November 3, 2015.

Value to WMB Directors and Executive Officers in Respect of WMB Stock Options

Name	No. of Vested Stock Options(1)	Value of Vested Stock Options ($)(2)	No. of Unvested Stock Options(1)	Value of Unvested Stock Options ($)(2)	Total Value of Stock Options ($)(2)
Non-Employee Directors
Joseph R. Cleveland	—	—	—	—	—
Kathleen B. Cooper	5,527	—	—	—	91,527
John A. Hagg	—	—	—	—	—
Juanita H. Hinshaw	7,370	—	—	—	160,813
Ralph Izzo	—	—	—	—	—
Frank T. MacInnis	7,370	—	—	—	160,813
Eric W. Mandelblatt	—	—	—	—	—
Keith A. Meister	—	—	—	—	—
Steven W. Nance	—	—	—	—	—
Murray D. Smith	—	—	—	—	—
Janice D. Stoney	—	—	—	—	—
Laura A. Sugg	—	—	—	—	—
Executive Officers
Alan S. Armstrong	628,025	8,848,515	—	—	8,848,515
Donald R. Chappel	560,027	9,238,646	—	—	9,238,646
Rory L. Miller	135,706	1,294,841	—	—	1,294,841
John R. Dearborn	—	—	—	—	—
James E. Scheel	103,367	794,237	—	—	794,237
Walter J. Bennett	—	—	—	—	—
Francis E. Billings	13,461	68,651	—	—	68,651
Robyn L. Ewing	200,249	2,578,105	—	—	2,578,105
Sarah C. Miller	22,930	178,366	—	—	178,366
Fred E. Pace	26,921	137,297	—	—	137,297
Brian L. Perilloux	44,196	283,977	—	—	283,977
Robert. S. Purgason	—	—	—	—	—
John D. Seldenrust	—	—	—	—	—
Ted T. Timmermans	76,524	1,178,853	—	—	1,178,853
Former Executive Officers
Craig L. Rainey(3)	147,040	1,878,836	—	—	1,878,836

(1)	Under the terms of the merger agreement, each WMB stock option (whether vested or unvested) will be converted into a cash-settled ETC SAR, as described above. Depending on when the merger occurs, certain WMB stock options shown as unvested in the table may become vested in accordance with their terms without regard to the merger. The converted unvested ETC SARs will immediately vest upon a qualifying termination during the two-year period following completion of the merger. WMB stock options with a per share exercise price that is greater than the average closing price of a share of WMB common stock over the first five business days following the first public announcement of the merger, or $38.67, are excluded from the table above.
(2)	The values of the WMB stock options shown in the table above are based on the average closing price of a share of WMB common stock over the first five business days following the first public announcement of the merger, or $38.67. WMB stock options with a per share exercise price that is greater than such average closing price are excluded from the table above. These amounts do not reflect any adjustments to WMB stock options as a result of the pre-merger special dividend, the value of which is incorporated in the five-day average closing price of a share of WMB common stock ($38.67) used for purposes of this table.
(3)	Mr. Rainey, WMB’s former Senior Vice President and General Counsel, is considered an executive officer for purposes of the SEC’s disclosure rules, although he has since retired from WMB and is no longer an executive officer.

Value to WMB Directors and Executive Officers in Respect of WMB RSUs

Name	No. of RSUs(1)	Value of RSUs ($)(2)	No. of PSUs(3)	Value of PSUs ($)(2)	Payment of Accrued Dividend Equivalents ($)(4)
Non-Employee Directors
Joseph R. Cleveland	2,637	101,973	—	—	3,244
Kathleen B. Cooper	2,637	101,973	—	—	3,244
John A. Hagg	2,637	101,973	—	—	3,244
Juanita H. Hinshaw	2,637	101,973	—	—	3,244
Ralph Izzo	2,637	101,973	—	—	3,244
Frank T. MacInnis	5,649	218,447	—	—	6,948
Eric W. Mandelblatt	—	—	—	—	—
Keith A. Meister	—	—	—	—	—
Steven W. Nance	2,637	101,973	—	—	3,244
Murray D. Smith	2,637	101,973	—	—	3,244
Janice D. Stoney	2,637	101,973	—	—	3,244
Laura A. Sugg	2,637	101,973	—	—	3,244
Executive Officers
Alan S. Armstrong	60,669	2,346,070	209,909	8,117,181	171,319
Donald R. Chappel	34,352	1,328,392	90,315	3,492,481	101,542
Rory L. Miller	23,251	899,116	53,010	2,049,897	66,688
John R. Dearborn	41,604	1,608,827	48,590	1,878,975	163,450
James E. Scheel	20,024	774,328	48,294	1,867,529	55,926
Walter J. Bennett	8,545	330,435	31,563	1,220,541	15,466
Francis E. Billings	15,500	599,385	22,843	883,339	44,457
Robyn L. Ewing	16,086	622,046	23,763	918,915	43,877
Sarah C. Miller	17,514	677,266	7,209	278,772	24,532
Fred E. Pace	22,538	871,544	47,398	1,832,881	65,398
Brian L. Perilloux	17,176	664,196	36,637	1,416,753	50,771
Robert. S. Purgason	14,242	550,738	40,107	1,550,938	25,778
John D. Seldenrust	19,371	749,077	18,686	722,588	16,822
Ted T. Timmermans	6,900	266,823	7,223	279,313	18,935
Former Executive Officers
Craig L. Rainey(5)	—	—	4,561	176,374	—

(1)	Under the terms of the merger agreement, each WMB RSU will be converted into a cash-settled ETC RSU, as described above. The converted, unvested ETC RSU will immediately vest upon a qualifying termination during the two-year period following completion of the merger.
(2)	The values of the WMB RSUs (including WMB PSUs) shown in the table above are based on the average closing price of a share of WMB common stock over the first five business days following the first public announcement of the merger, or $38.67.
(3)	Under the terms of the merger agreement, (a) each WMB PSU, other than WMB leveraged PSUs, will be converted into a time-based, cash-settled ETC RSU based on target performance (unless the performance period has ended, in which case, the conversion will be based on actual performance) and (b) each WMB leveraged PSU will be converted to a time-based, cash-settled ETC RSU based on the greater of target and actual performance. The converted, unvested ETC RSUs will immediately vest upon a qualifying termination during the two-year period following completion of the merger. The number of all WMB PSUs reflected in the table above are based on target performance.
(4)

These amounts reflect dividend equivalent payments that are accrued as of November 3, 2015, with respect to the WMB RSUs that are expected to remain outstanding as of March 31, 2016. These amounts do not include the pre-merger special dividend, which will be paid to holders of WMB RSUs upon settlement of the converted underlying ETC RSU, and the value of which is incorporated in the five-day average closing price of a share of WMB common stock ($38.67) used for purposes of this table, or any dividend equivalents that may accrue after November 3, 2015.
(5)	Mr. Rainey, WMB’s former Senior Vice President and General Counsel, is considered an executive officer for purposes of the SEC’s disclosure rules, although he has since retired from WMB and is no longer an executive officer.

Severance Entitlements

Each WMB executive officer is party to a change in control agreement (a “change in control agreement”), that provides for severance payments and benefits in the event of a qualifying termination, which for purposes of the change in control agreements means a termination of the WMB executive officer’s employment without “cause” by WMB or by the executive officer with “good reason” (each as defined below) within the two-year period following a change in control of WMB. For purposes of the change in control agreements, consummation of the merger will constitute a change in control of WMB.

Upon experiencing a qualifying termination, a WMB executive officer will become eligible to receive a lump-sum cash payment on the first business day that is six months after the date of the qualifying termination in an amount equal to the sum of: (1) three times (two times in the case of Mr. Timmermans) (the “Applicable Multiplier”) the sum of (a) the executive officer’s current base salary, (b) his or her current annual target bonus amount, and (c) WMB’s total allocations on behalf of the executive officer in the preceding calendar year under the Williams Companies Amended and Restated Retirement Restoration Plan; (2) a prorated bonus based on the executive officer’s annual target bonus amount (reduced by the amount of any annual bonus actually paid); and (3) the unvested portion of the executive officer’s accounts or benefits under WMB’s 401(k) plan that would have otherwise been forfeited. Upon a qualifying termination, WMB’s executive officers will also be eligible to receive continued medical benefits for up to 18 months following such qualifying termination, in the same manner and at the same cost as similarly situated active employees, outplacement benefits for six months of up to $25,000 ($10,000 in the case of Mr. Timmermans), continued directors’ and officers’ liability insurance for six years (or any longer applicable statute of limitations period) and indemnification in accordance with WMB’s by-laws. In the case of Mr. Scheel, in accordance with his letter agreement with WMB, his outplacement benefits also include relocation benefits.

In order to receive the severance payments and benefits described above, the WMB executive officer must execute and deliver to WMB a standard release of claims in favor of WMB and its affiliates within 60 days following his or her qualifying termination. In addition, receipt of the severance payments and benefits described above is conditioned on the WMB executive officer’s compliance with applicable restrictive covenants.

Pursuant to the terms of the change in control agreements, if any amount payable to a WMB executive officer (under the applicable change in control agreement or otherwise) is subject to Section 280G of the Code, such amount will be reduced in the event that the reduced amount would be more favorable to such WMB executive officer on a net after-tax basis.

For purposes of the change in control agreements, “cause” means a WMB executive officer’s: (1) conviction of or plea of nolo contendere to a felony or other crime involving fraud, dishonesty or moral turpitude; (2) willful or reckless material misconduct in the performance of his or her duties that has an adverse effect on WMB or any of its subsidiaries or affiliates; (3) willful or reckless violation or disregard of the code of business conduct or material willful or reckless violation or disregard of the policies of WMB or its subsidiaries; or (4) habitual or gross neglect of his or her duties. Cause generally does not include: (i) bad judgment or negligence (other than habitual neglect or gross negligence); (ii) acts or omissions made in good faith after reasonable investigation and with a reasonable belief, after reasonable investigation, that the executive officer’s act or failure to act was in the best interest of WMB; (iii) acts or omissions with respect to which the WMB Board could determine that the WMB executive officer had satisfied the standards of conduct for indemnification or reimbursement under WMB’s by-laws, indemnification agreement or applicable law; (iv) or failure (despite good faith efforts) to meet performance goals, objectives or measures for the period beginning upon a change in control of WMB and continuing for two years or until the termination of the change in control agreement, whichever happens first. A WMB executive officer’s act or failure to act (except as relates to a conviction or plea of nolo contendere described above), when done in good faith and with a reasonable belief after reasonable investigation that such action or non-action was in the best interest of WMB or its affiliate or required by law or regulation will not be “cause” if the executive officer cures the action or non-action within ten days of notice to the extent curable. In addition, no act or failure to act will constitute cause if the executive officer acted under the advice of WMB’s counsel or as required by legal process. Prior to determining that cause exists, the WMB Board must first provide the applicable WMB executive with notice and an opportunity to respond.

For purposes of the change in control agreements, “good reason” means, with respect to the applicable WMB executive officer: (1) a material adverse reduction in the nature or scope of his or her office, position, duties, functions, responsibilities or authority (including reporting responsibilities or authority) from the most significant of those held, exercised and assigned at any time during the 90-day period immediately before the change in control; (2) a reduction in his or her base salary below the highest annual rate in effect at any time during the 12-month period prior to the change in control, annual bonus or aggregate compensation or benefits (except for a reduction in aggregate compensation and benefits applicable to his or her WMB and ETE peers); (3) required relocation of more than 50 miles of his or her workplace, provided that the new location is farther from his or her residence; (4) a successor company’s failure to honor his or her change in control agreement; or (5) the failure of the WMB Board to terminate the executive officer for cause in compliance with the requirements of the change in control agreement within 90 days of delivering a notice that cause exists.

The table below summarizes the aggregate potential cash severance that each executive officer would be entitled to receive from WMB assuming the merger is completed on March 31, 2016 and each executive officer incurs a qualifying termination on the closing date. As described above, all amounts reflected below are “double-trigger” payments and are payable to the applicable WMB executive officer on the first business day that is six months following his or her qualifying termination. All amounts are based on compensation and benefit levels in effect as of November 3, 2015.

Aggregate Cash Severance(1)

Name	Pro-Rata Bonus ($)(2)	Salary Component ($)(3)	Cash Bonus Compensation Component ($)(4)	Retirement Plan Enhancement ($)(5)	Total ($)
Executive Officers
Alan S. Armstrong	350,000	3,360,000	4,200,000	834,159	8,744,159
Donald R. Chappel	126,563	2,025,000	1,518,750	301,224	3,971,537
Rory L. Miller	85,750	1,470,000	1,029,000	204,906	2,789,656
John R. Dearborn	74,750	1,380,000	897,000	167,058	2,518,808
James E. Scheel	78,050	1,338,000	936,600	171,900	2,524,550
Walter J. Bennett	65,000	1,200,000	780,000	48,243	2,093,243
Francis E. Billings	67,275	1,242,000	807,300	146,892	2,263,467
Robyn L. Ewing	78,000	1,440,000	936,000	217,431	2,671,431
Sarah C. Miller	66,625	1,230,000	799,500	57,462	2,153,587
Fred E. Pace	71,500	1,320,000	858,000	147,222	2,396,722
Brian L. Perilloux	69,875	1,290,000	838,500	131,712	2,330,087
Robert. S. Purgason	96,250	1,650,000	1,155,000	149,397	3,050,647
John D. Seldenrust	83,125	1,425,000	997,500	74,877	2,580,502
Ted T. Timmermans	39,000	624,000	312,000	51,782	1,026,782
Former Executive Officers
Craig L. Rainey(6)	—	—	—	—	—

(1)	In addition to the cash payments reflected in the table, each WMB executive officer is eligible to receive (a) 18 months of continued medical benefits at the same cost to the executive as to similarly situated active WMB employees, (b) outplacement benefits with a value of up to $25,000 or $10,000, as applicable, (c) in the case of Mr. Scheel, relocation benefits with a value of up to $165,000 and (d) continuation of certain indemnification and liability insurance benefits.

(2)	These amounts represent the WMB executive officer’s pro-rata bonus for the year of termination (assuming target-level achievement).
(3)	These amounts represent the product of the Applicable Multiplier and the WMB executive officer’s current annual base salary.
(4)	These amounts represent the product of the Applicable Multiplier and the WMB executive officer’s current annual target bonus amount.
(5)	These amounts represent the sum of (a) the product of the Applicable Multiplier and WMB’s allocations to the executive officer’s account under the Williams Companies Amended and Restated Retirement Restoration Plan during 2015 and (b) the unvested portion of the executive officer’s 401(k) account that would have otherwise been forfeited.
(6)	Mr. Rainey, WMB’s former Senior Vice President and General Counsel, is considered an executive officer for purposes of the SEC’s disclosure rules, although he has since retired from WMB and is no longer an executive officer. As a result, Mr. Rainey is no longer eligible to receive any of the payments described above.

Retirement Restoration Plan

WMB maintains the Williams Companies Amended and Restated Retirement Restoration Plan (the “Retirement Plan”) in order to provide for retirement benefits above the amounts available under WMB’s tax-qualified pension plan, which are limited under the Code. As was customary in order to protect deferred amounts already earned by employees at the time WMB adopted the Retirement Plan, the Retirement Plan provides that the benefits will be paid out in connection with a “change in control” of WMB. The consummation of the merger will constitute a “change in control” of WMB for purposes of the Retirement Plan, such that, upon the effective time, each participant in the Retirement Plan, including each participating WMB executive officer, will receive a lump-sum payout of the balance of such participant’s earned and accrued account balance under the Retirement Plan. Each of the WMB executive officers is a participant in the Retirement Plan.

Compensation and Benefits Pursuant to the Merger Agreement

The merger agreement provides that for a period commencing on the closing and ending on the first anniversary of the closing, ETC will provide, or will cause to be provided, to each individual who is employed by WMB and continues to be employed immediately following the closing (each, a “WMB Employee”), including the WMB executive officers, with (1) annual base compensation that is no less favorable than the annual base compensation provided to such WMB Employee immediately prior to the closing, (2) severance benefits that are no less favorable than those provided to such WMB Employee immediately prior to the closing under certain specified WMB severance plans and (3) other compensation and employee benefits that are substantially comparable in the aggregate to the other compensation and employee benefits provided to similarly situated employees of ETE and its subsidiaries. In addition, during the period beginning on the closing and ending 18 months after the closing, ETC will (or will cause one of its subsidiaries to) assume, honor and continue without amendment or modification certain specified WMB severance plans, agreements and programs for the benefit of WMB Employees, in each case as in effect at the closing.

ETC will generally recognize each WMB Employee’s years of service with WMB for purposes of determining eligibility to participate, level of benefits and vesting to the extent recognized under the comparable WMB plan prior to the closing (other than the accrual of benefits under a defined benefit pension plan or where recognition would result in a duplication of benefits).

ETC will generally waive any pre-existing condition limitations, exclusions, actively at work requirements and waiting periods under any employee welfare benefit plan in which WMB Employees will be eligible to participate to the extent such conditions were satisfied under the corresponding WMB plan prior to the closing and recognize co-payments, deductibles and similar expenses incurred by each WMB Employee during the year in which the closing occurs to the extent credited under the corresponding employee welfare benefit plan maintained by WMB prior to the closing.

The foregoing summary is qualified in its entirety by reference to the merger agreement, which is filed as Annex A hereto and is incorporated herein by reference.

Further Actions

ETC and its subsidiaries may enter into employment arrangements with certain members of WMB’s senior management with respect to continuing roles with ETC and its subsidiaries for periods following the effective time, including compensation arrangements for such roles, however, no such employment or compensation arrangements have been discussed as of the date of this proxy statement/prospectus.

Indemnification; Directors’ and Officers’ Insurance

The merger agreement provides that persons who are or have been WMB directors and executive officers (among other persons) prior to execution of the merger agreement will be entitled to ongoing indemnification and exculpation from liabilities for acts or omission occurring at or prior to the effective time and rights of advancement of expenses relating thereto existing in favor of such persons at the time of the merger agreement, as provided in the WMB certificate of incorporation, the WMB by-laws, the organizational documents of any subsidiary of WMB or any indemnification agreement, between a director or executive officer of WMB or any of its subsidiaries and WMB or any of its subsidiaries. Under the merger agreement, such rights to indemnification and exculpation shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such director or executive officer.

The merger agreement also provides that ETC shall indemnify and hold harmless, as and to the fullest extent permitted by law, each WMB directors and executive officers (among other persons) against any losses, claims, damages, liabilities, costs, expenses, judgments, fines and amounts paid in settlement of or in connection with any such threatened or actual claim, action, suit, proceeding or investigation arising in whole or in part out of, or pertaining to (i) the fact that such person is or was a director or executive officer of WMB, any of its subsidiaries or (ii) the merger agreement or any of transaction contemplated by the merger agreement, whether in any case asserted or arising before or after the effective time.

To the extent that any WMB director or executive officer becomes a director of the ETC general partner or a director or executive officer of the ETE general partner, such person shall be entitled to the indemnification provided to directors and executive officers (among other persons) under the ETC partnership agreement or the ETE partnership agreement, as applicable.

The merger agreement also provides that WMB must use commercially reasonable efforts to obtain, prior to the effective time of, prepaid directors’ and executive officers’ liability insurance policies in respect of acts or omissions occurring at or prior to the effective time for six years after the effective time, covering each director and executive officer of WMB (among other persons) on terms with respect to such coverage and amounts no less favorable than those of such policies in effect on the date of the merger agreement, subject to a consent right by ETC if WMB wishes to expend in excess of 300% of the amount expended by WMB for such coverage in the 12 months leading to the merger agreement. If WMB fails to provide such insurance policies, ETC shall maintain WMB’s current directors’ and executive officers’ liability insurance policies in respect of acts or omissions occurring at or prior to the effective time, covering each director and executive officer of WMB (among other persons) on terms with respect to such coverage and amounts no less favorable than those of such policies in effect on the date of the merger agreement, subject to certain rights of ETC.

The foregoing summary is qualified in its entirety by reference to the merger agreement, which is filed as Annex A hereto and is incorporated herein by reference.

Quantification of Change in Control and Termination Payments and Benefits to WMB Named Executive Officers

The table below sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of WMB’s “named executive officers” (as identified in accordance with SEC regulations) based on the merger, assuming that the merger is completed on March 31, 2016 and each of the WMB named executive officers experiences a qualifying termination on the same day. The amounts set forth in the table below are subject to a non-binding advisory vote of WMB stockholders, as described under “The Special Meeting—Purpose; Proposals” above, beginning on page 89.

Potential Change in Control Payments to WMB Named Executive Officers

Named	Cash Severance ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Total ($)
Executive Officers
Alan S. Armstrong	8,744,159	10,634,570	50,772	19,429,501
Donald R. Chappel	3,971,537	4,922,415	42,863	8,936,815
Rory L. Miller	2,789,656	3,015,701	50,772	5,856,129
Robert S. Purgason	3,050,647	2,127,454	41,715	5,219,816
John D. Seldenrust	2,580,502	1,488,487	49,139	4,118,128

(1)	With respect to the WMB named executive officers, these amounts represent the total sum of (a) the executive officer’s pro-rata bonus for the year of termination (assuming target-level achievement), (b) three times the sum of the executive officer’s current annual base salary and current annual target bonus amount, (c) three times WMB’s allocations to the executive officer’s account under the Retirement Plan during 2015, and (d) the unvested portion of the executive officer’s 401(k) account that would have otherwise been forfeited. These payments are “double-trigger,” as they will only be payable in the event of a qualifying termination during the two-year period following the consummation of the merger. Such amounts will be payable in a lump sum six months following such qualifying termination. As described above, these payments are based on the compensation and benefit levels in effect as of November 3, 2015; therefore, if compensation and benefit levels are increased after November 3, 2015, actual payments may be greater than those provided for above. The amounts of the contractual severance components described above are set forth in the table above under the heading “Aggregate Cash Severance.” For additional disclosure related to the amounts disclosed in this column, see the section titled “Severance Entitlements” above.
(2)

As described above, these amounts represent the value of the “double-trigger” acceleration of WMB stock options and RSUs that will occur upon a qualifying termination during the two-year period beginning on the closing date. Since the value of the merger consideration is not fixed, the value of the stock options and RSUs is based on the average closing price of a share of WMB common stock over the first five business days following the first public announcement of the merger, or $38.67. Accordingly, actual payments may be greater or less than those provided for above. These amounts are based on the number of awards held by the applicable executive officer as of November 3, 2015, taking into account any expected vesting and settlement of awards prior to March 31, 2016, the assumed date of the closing of the merger, and includes the value of any dividend equivalents accrued in respect of such WMB RSUs, but not including any dividend equivalents that may accrue after November 3, 2015. As noted above, these amounts do not include the value of WPZ equity and equity-based awards held by any WMB named executive officer. The aggregate values of WMB stock options and RSUs, including any related dividend equivalents, held by each WMB named executive officer that are expected to vest or be settled (assuming all WMB PSUs are earned at target) between November 3, 2015 and March 31, 2016 are as follows: Mr. Armstrong, $5,223,959; Mr. Chappel, $2,638,854; Mr. Miller, $1,429,386; Mr. Purgason, 0; and Mr. Seldenrust, 0. The amounts reflected in this column do not separately reflect the pre-merger special dividend, which will be paid to holders of WMB RSUs promptly following the completion of the merger, because the value of such pre-merger special dividend is incorporated in the five-day average closing price of a share of WMB common stock ($38.67) used for purposes of this table. For additional disclosure related to the amounts disclosed in this column, see the section titled “Value to Directors and Executive Officers of WMB in Respect of WMB Equity” above.
(3)	These amounts represent the value of (a) WMB’s cost in providing 18 months of continued health and welfare coverage on the same basis as other similarly situated active WMB employees and (b) outplacement assistance (assuming the maximum ($25,000)).

Narrative to Golden Parachute Compensation Tables

The tabular disclosure set forth above assumes that each of the named executive officers (1) experiences a qualifying termination in connection with the merger under circumstances that entitle such individual to severance payments and benefits under the merger agreement and change in control agreements, as applicable, as of March 31, 2016, the assumed date of the closing of the merger, and (2) becomes entitled to accelerated vesting and/or payment in respect of all WMB stock options and WMB RSUs held by such executive officer on such date (based on the average per share closing price of a share of WMB common stock over the first five business days following September 28, 2015 (the date of the first public announcement of the merger), determined pursuant to Item 402(t) of Regulation S-K) and with performance-based incentive awards (including WMB PSUs) being paid out at target level of performance.

The executive officer’s receipt of the benefits in the columns with the headings “Cash Severance” and “Perquisites/Benefits” above are subject to his or her material compliance with, for one year following his or her qualifying termination, non-compete and non-solicit covenants.

Say on Golden Parachute Vote

Advisory Vote on Merger-Related Compensation Arrangements

In accordance with Section 14A of the Exchange Act, WMB is providing its stockholders with the opportunity to cast a non-binding advisory vote on the compensation that may be payable to its named executive officers in connection with the merger. As required by those rules, WMB is asking its stockholders to vote on the adoption of the following resolution:

“RESOLVED, that the stockholders of The Williams Companies, Inc. approve, solely on a non-binding advisory basis, the compensation that may be paid or become payable to WMB’s named executive officers in connection with the merger, as disclosed pursuant to Item 402(t) of Regulation S-K in the table titled “Potential Change in Control Payments to WMB Named Executive Officers” on page 174, including the associated narrative discussion, and the agreements or understandings pursuant to which such compensation may be paid or become payable.”

THE WMB BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE APPROVAL OF THIS PROPOSAL.

The vote on executive compensation payable in connection with the merger is a vote separate and apart from the vote to approve the merger. Accordingly, you may vote to approve the merger and vote not to approve the compensation proposal and vice versa. Because the vote is advisory in nature only, it will not be binding on WMB, the WMB Board or any of its committees. Accordingly, because WMB is contractually obligated to pay the compensation, such compensation will be paid or become payable, subject only to the conditions applicable thereto, if the merger is completed and regardless of the outcome of the advisory vote.

The affirmative vote of the majority of the votes cast at WMB’s special meeting will be required to approve the advisory resolution on executive compensation payable in connection with the merger. Voting against the compensation proposal will increase the number of votes required to approve it, but abstentions and broker non-votes will not.

Certain Beneficial Owners of WMB Common Stock

The following table sets forth information with respect to the beneficial ownership as of November 13, 2015 of (1) any person known by WMB to be the beneficial owner of more than 5% of the outstanding shares of WMB common stock, (2) WMB’s directors and Named Executive Officers and the directors and executive officers of WMB as a group and (3) the directors and executive officers of WPZ’s general partner as a group. The amounts and percentage of units or shares beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed a beneficial owner of securities as to which he or she has no economic interest. Except as indicated by footnote, the persons named in the tables below have sole voting and investment power with respect to all units or shares shown as beneficially owned by them, subject to community property laws where applicable.

Name of Beneficial Owner	Shares of Common Stock Owned Directly or Indirectly	Shares Underlying Stock Options(1)	Shares Underlying Restricted Stock Units(2)	Total	Percent of Class(3)
Corvex Management LP / Soroban Master Fund LP(4)	62,682,960	—	—	62,682,960	8.36%
The Vanguard Group(5)	38,879,631	—	—	38,879,631	5.19%
Alan S. Armstrong	312,940	652,851	—	965,791	*
Joseph R. Cleveland(6)	30,543	—	10,060	40,603	*
Kathleen B. Cooper	33,308	5,527	2,637	41,472	*
John A. Hagg	13,848	—	10,060	23,908	*
Juanita H. Hinshaw	57,527	7,370	2,637	67,534	*
Ralph Izzo	—	—	11,115	11,115	*
Frank T. MacInnis	129,204	7,370	14,678	151,252	*
Eric W. Mandelblatt(7)	21,000,000	—	—	21,000,000	2.80%
Keith A. Meister(7)	41,682,960	—	—	41,682,960	5.56%
Steven W. Nance	6,309	—	10,060	16,369	*
Murray D. Smith(8)	19,998	—	10,060	30,058	*
Janice D. Stoney(9)	69,073	—	31,111	100,184	*
Laura A. Sugg	16,410	—	6,851	23,261	*
Donald R. Chappel	292,659	607,131	—	899,790	*
John R. Dearborn	—	11,829	—	11,829	*
Rory L. Miller	102,065	134,919	—	236,984	*
James E. Scheel	9,722	99,010	—	108,732	*
H. Brent Austin	—	—	—	—	*
Frank E. Billings	20,043	—	—	20,043	*
David A. Daberko	—	—	—	—	*
Philip L. Frederickson	—	—	—	—	*
Alice M. Peterson	—	—	—	—	*
Robert S. Purgason	—	—	—	—	*
All executive officers and directors of WMB as a group (26 persons)	63,973,210	1,906,826	109,269	65,989,305	8.80%
All executive officers and directors of the WPZ General Partner as a group (17 persons)	799,718	1,674,642	—	2,474,360	*

*	Less than 1%

(1)	The SEC deems a person to have beneficial ownership of all shares that the person has the right to acquire within 60 days. Amounts reflect shares that may be acquired upon the exercise of stock options granted under WMB’s current or previous equity plans that are currently exercisable, will become exercisable, or would become exercisable upon the voluntary retirement of such person, within 60 days of November 13, 2015.
(2)	The SEC deems a person to have beneficial ownership of all shares that the person has the right to acquire within 60 days. Amounts reflect shares that would be acquired upon the vesting of restricted stock units granted under WMB current or previous equity plans that will vest or that would vest upon the voluntary retirement of such person, within 60 days of November 13, 2015. Restricted stock units have no voting or investment power.
(3)	Ownership percentage is reported based on 749,779,314 shares of common stock outstanding on November 13, 2015, plus, as to the holder thereof only and no other person, the number of shares (if any) that the person has the right to acquire as of November 13, 2015, or within 60 days from that date, through the exercise of all options and other rights.
(4)	According to a Schedule 13D filed with the SEC on December 16, 2013, as amended on January 13, 2014, February 4, 2014, February 5, 2014, February 14, 2014, February 25, 2014, and November 19, 2014 (as amended, the “13D”), the shares of common stock listed in the table represent the aggregate number of shares that may be beneficially owned by the following (collectively, the “Reporting Persons”): (a) Corvex Management LP, a Delaware limited partnership (“Corvex”), (b) Keith Meister, (collectively with Corvex, the “Corvex Persons”), (c) Soroban Master Fund LP, a Cayman Islands exempted limited partnership (“SMF Fund”) (d) Soroban Capital GP LLC, a Delaware limited liability company (“SCGP LLC”), (e) Soroban Capital Partners LP, a Delaware limited partnership (“SCP LP”), and (f) Eric W. Mandelblatt (collectively with SMF Fund, SCGP LLC, and SCP LP, the “Soroban Persons”). The foregoing entities and persons jointly filed the 13D, indicating that they may constitute a “group” within the meaning of Section 13 of the Exchange Act. The 13D further reports an agreement between Corvex and SCP LP relating to taking certain actions with respect to WMB. The 13D indicates that Corvex may be the beneficial owner of and have sole voting and dispositive power over 41,682,960 shares of WMB common stock held for the account of certain private investment funds for which Corvex acts as investment advisor. The 13D also notes that Mr. Meister, by virtue of his position as control person of the general partner of Corvex, may be considered to beneficially own such shares. The 13D indicates that the Soroban Persons may be the beneficial owner of and have shared voting and dispositive power over 21,000,000 shares of WMB common stock held for the account of SMF Fund, a private investment fund for which SCP LP acts as investment manager. SCGP LLC is the general partner of SMF Fund and is controlled by Mr. Mandelblatt through his role as Managing Partner of SCGP LLC. SCP LP is controlled by Mr. Mandelblatt through his role as Managing Partner of SCP LP. The principal business address of the Corvex Persons is 712 Fifth Avenue, 23rd Floor, New York, New York 10019. The principal business address of SMF Fund is Gardenia Court, Suite 3307, 45 Market Street, Camana Bay, Grand Cayman KY1-1103, Cayman Islands and the principal business address of SCP LP, SCGP LLC and Mr. Mandelblatt is 444 Madison Avenue, 21st Floor, New York, New York, 10022.
(5)	According to a Schedule 13G filed with the SEC on February 12, 2014, as amended on February 10, 2015 (as amended, the “Vanguard 13G”), The Vanguard Group, an investment advisor, may beneficially own the shares of common stock listed in the table above. The Vanguard 13G indicates that The Vanguard Group may have sole voting power over 1,235,890 shares of WMB common stock, sole dispositive power over 37,759,426 shares of WMB common stock, and shared dispositive power over 1,120,205 shares of WMB common stock. The address of The Vanguard Group is 100 Vanguard Boulevard, Malvern, Pennsylvania 19355.
(6)	Includes 3,047 shares held in the Joe R. Cleveland Family Trust dated November 21, 2008, Joe R. and Evelyn Cleveland, Trustees.
(7)	Please see the table above setting forth information concerning beneficial ownership by holders of five percent or more of shares of WMB common stock for information about Messrs. Mandelblatt’s and Meister’s beneficial holdings of WMB common stock.
(8)	Includes 10,150 shares held by Murray D. Smith and Associates Limited.
(9)	Includes 65,073 shares held in the Larry and Janice Stoney Family Trust dated March 25, 2008, Larry D. & Janice D. Stoney, Trustees.

Appraisal Rights

Shares of WMB common stock outstanding immediately prior to the effective time that are held by any WMB stockholder who has not voted in favor of the merger and who is entitled to demand and properly demands appraisal of such shares pursuant to Section 262 of the DGCL (and who does not fail to perfect or otherwise effectively withdraw their demand or waive or lose the right to appraisal) (which shares we refer to as “appraisal shares”) will not be converted into or represent the right to receive the merger consideration. Instead, holders of appraisal shares who have properly perfected their appraisal rights will be entitled to receive payment in cash of the fair value of the shares of WMB common stock held by them in accordance with Section 262 of the DGCL and as determined by the Delaware Court of Chancery, exclusive of any element of value arising from the accomplishment or expectation of the merger. The fair value as determined by such court could be more than, the same as, or less than the value of the merger consideration. If a holder who wishes to exercise appraisal rights fails to perfect, or waives, effectively withdraws, or loses, such holder’s right to appraisal under the DGCL, whether before or after the effective time, then each share of WMB common stock held by such holder shall not be treated as an appraisal share and shall be converted into and become exchangeable only for the right to receive the merger consideration, without interest, in accordance with the terms and conditions of the merger agreement as if such share had never been an appraisal share. For the avoidance of doubt, if declared, the pre-merger special dividend will be payable to all record holders of issued and outstanding shares of WMB common stock immediately prior to the effective time (contingent on the consummation of the merger) regardless of whether such holders demand appraisal of their shares pursuant to Section 262 of the DGCL.

A detailed description of the appraisal rights available to holders of WMB common stock and the procedures required to exercise statutory appraisal rights is included in the section titled “Appraisal Rights,” and the text of Section 262 of the DGCL as in effect with respect to the merger, which is included in Annex E to this proxy statement/prospectus. You are encouraged to read the provisions carefully and in their entirety. Moreover, due to the complexity of the procedures for exercising the right to seek appraisal, WMB stockholders who are considering exercising such rights are encouraged to seek the advice of legal counsel.

No ETE Unitholder Approval

Approval of ETE unitholders is not required to adopt the merger agreement or approve the merger or the issuance of the ETC common shares or ETE Class E units in connection with the merger transactions.

Accounting Treatment of the Merger

In accordance with accounting principles generally accepted in the United States and in accordance with the Financial Accounting Standards Board’s Accounting Standards Codification Topic 805—Business Combinations, ETC will account for the merger as an acquisition of a business.

Regulatory Approvals and Clearances Required for the Merger

To complete the merger, ETE and WMB must obtain approvals or consents from, or make filings with, certain U.S. federal and international authorities. The material regulatory approvals, consents and filings include the following:

•	the expiration or termination of the waiting period under the HSR Act;

•	approval from the FERC pursuant to Section 203 of the FPA; and

•	clearance under the Competition Act.

ETE and WMB will make various filings and submissions for the above-mentioned authorizations and approvals and will each use their reasonable best efforts to obtain these authorizations and approvals, as set forth in the merger agreement.

U.S. Antitrust

The merger is subject to the requirements of the HSR Act, which prevents ETE and WMB from completing the merger until required information and materials are furnished to the Antitrust Division of the Department of Justice (which we refer to as the “DOJ”) and the Federal Trade Commission (which we refer to as the “FTC”) and specified waiting period requirements have been satisfied. On October 20, 2015, each of ETE and WMB filed a Premerger Notification and Report Form pursuant to the HSR Act with the DOJ and FTC. On November 19, 2015, the FTC requested additional information and documentary materials from the parties. These requests were limited to two areas in which both ETE and WMB have operations, consisting of the offshore Gulf of Mexico and Florida. In the case of the Gulf of Mexico, ETP owns and operates the Sea Robin Pipeline, which consists of two natural gas transportation systems located offshore the coast of Louisiana, and WPZ owns and operates various natural gas transportation systems located offshore the coasts of Texas, Louisiana, Mississippi and Alabama. In the case of Florida, ETP owns a 50% equity interest in the Florida Gas Transmission Pipeline, an interstate natural gas pipeline transmission system that transports natural gas from Texas and Louisiana to Florida, and WPZ owns a 50% equity interest in the Gulfstream Pipeline, an interstate natural gas pipeline that transports natural gas from the Mobile, Alabama area to Florida. Under the HSR Act, the requests extend the waiting period until 11:59 p.m. on the 30th day after certification of substantial compliance by the parties with such requests (or longer if the parties so agree), unless otherwise terminated by the FTC. On December 11, 2015, ETE and WMB entered into an agreement with the FTC staff (which we refer to as the “timing agreement”) under which ETE and WMB agreed (1) not to consummate the merger prior to 60 days after certification of substantial compliance with the requests, and (2) not to consummate the merger before March 18, 2016. As of March 18, 2016, ETE and WMB have certified substantial compliance with their respective requests. ETE and WMB also agreed that they would not consummate the merger before May 31, 2016.

The DOJ, the FTC, state attorneys general, and others may challenge the merger on antitrust grounds either before or after the expiration or termination of the applicable waiting period. Accordingly, at any time before or after the completion of the merger, any of the DOJ, the FTC or others could take action under the antitrust laws, including without limitation seeking to enjoin the completion of the merger or permitting completion subject to regulatory concessions or conditions. Neither ETE nor WMB believes that the merger violates federal antitrust laws, but there can be no assurance that a challenge to the merger on antitrust grounds will not be made or, if such a challenge is made, that it would not be successful.

FERC Approval

Both ETE and WMB have public utility subsidiaries subject to the jurisdiction of FERC under Part II of the Federal Power Act. Section 203 of the FPA provides that no holding company in a holding company system that includes a transmitting utility or an electric utility may purchase, acquire, merge or consolidate with a transmitting utility, an electric utility company or a holding company in a holding company system that includes a transmitting utility or electric utility company without prior FERC authorization. Consequently, the FERC’s approval of the merger under Section 203 of the FPA is required.

The FERC must authorize the merger if it finds that the merger is consistent with the public interest. The FERC has stated that, in analyzing a merger or transaction under Section 203 of the FPA, it will evaluate the impact of the merger on:

•	competition in electric power markets;

•	the applicants’ wholesale rates; and

•	state and federal regulation of the applicants.

In addition, in accordance with the Energy Policy Act of 2005, FERC must also find that the merger will not result in the cross-subsidization by utilities of their non-utility affiliates or the improper encumbrance or pledge of utility assets. If such cross-subsidization or encumbrances were to occur as a result of the merger, the FERC then must find that such cross-subsidization or encumbrances are consistent with the public interest.

The FERC reviews these factors to determine whether a merger is consistent with the public interest. If the FERC finds that the merger or related transaction would adversely affect competition in wholesale electric power markets, rates for transmission or the wholesale sale of electric energy, or regulation, or that the merger or related transaction would result in cross-subsidies or improper encumbrances that are not consistent with the public interest, FERC may, pursuant to the FPA, impose upon the proposed merger remedial conditions intended to mitigate such effects or it may decline to authorize the merger or related transaction. The FERC is required to rule on a completed merger application not later than 180 days from the date on which the completed application is filed.

On November 25, 2015, ETE and WMB filed a joint application seeking authorization of the merger from FERC pursuant to Section 203 of the FPA. The FERC concluded that the merger is consistent with the public interest and issued an order authorizing the merger on January 7, 2016. The order constitutes final agency action, and requests for rehearing by the FERC may be filed within 30 days of the date of the order authorizing the merger.

Canada Competition Act

Under the Competition Act, the merger cannot be consummated until one of the following have occurred: (a) the issuance of an advance ruling certificate (“ARC”) as defined in Section 102 of the Competition Act; (b) ETE, ETC and WMB have given the notice required under Section 114 of the Competition Act with respect to the merger, and the applicable waiting period under Section 123 of the Competition Act has expired or has been terminated; or (c) the obligation to give the requisite notice being waived pursuant to paragraph 113(c) of the Competition Act.

ETE and WMB filed an application for an ARC, or in the alternative, an application for a “no action” letter pursuant to paragraph 113(c) of the Competition Act, on October 23, 2015. On November 5, 2015, ETE and WMB were advised in writing that the Commissioner had waived the obligation to give the requisite notice pursuant to paragraph 113(c) of the Competition Act and the Commissioner does not, at this time, intend to make an application under Section 92 of the Competition Act in respect of the Merger and the other Transactions. The Canada Competition Act condition was thus satisfied on November 5, 2015.

State and Local Approvals

In addition, WMB and ETE are required to obtain certain state or local approvals, including approval of the New York State Public Utility Commission. Certain subsidiaries of WPZ own approximately 10 miles of pipeline and a compressor station located in New York and these assets are subject to certain provisions of the New York Public Service Law that relate to the transfer of ownership of assets without obtaining the approval of the New York Public Service Commission, although the New York Public Service Commission may determine to decline review under the New York Public Service Law in connection with transactions involving parent entities when there is no potential for harm to the interests of captive ratepayers. ETC and WMB petitioned the New York Public Service Commission for a declaratory ruling that the proposed transaction need not be reviewed under the New York Public Service Law because there is no potential for harm to ratepayers. On March 22, 2016, the New York Public Service Commission ruled no further review would be conducted of the proposed transaction.

Financing Commitment

On October 21, 2015, ETE entered into an Amended and Restated Commitment Letter (the “Commitment Letter”) with a syndicate of 20 banks (collectively, the “Commitment Parties”). Pursuant to the Commitment Letter, the Commitment Parties have committed to provide a 364-day secured term loan credit facility in an aggregate principal amount of $6.05 billion (or such lesser amount that ETE may elect to borrow). The commitment is subject to customary conditions for commitments of this type, including the execution of satisfactory definitive documentation. The total interest rate on such facility is capped at 5.50%, and the facility can be extended for an additional one year at the election of ETE.

Listing of the ETC Common Shares

We intend to apply for listing of the ETC common shares and the attached CCRs on the NYSE under the symbol “ETC.”

Delisting and Deregistration of WMB Common Stock

If the merger is completed, WMB common stock currently listed on the NYSE will be delisted from the NYSE and deregistered under the Exchange Act.

Amendment of ETE Partnership Agreement

The merger agreement provides that ETE GP, immediately following the completion of the GP merger, will amend the ETE partnership agreement to provide for, among other things, the creation and issuance of the ETE Class E units. Pursuant to the ETE partnership agreement amendment, ETE will be required to distribute the same quarterly cash distribution per ETE Class E unit as the quarterly cash distribution ETE distributes per ETE common unit. In addition, for the period from the effective time until December 31, 2018 (the “dividend equalization period”), ETE will be required under the partnership agreement amendment to ensure that ETC has sufficient available cash to pay quarterly cash distributions on each ETC common share in an amount that equals the quarterly cash distribution amount paid by ETE on each ETE common unit.

The ETE partnership agreement amendment will provide that the ETE Class E units vote together with the ETE common units when the ETE common units are entitled to vote; however, the ETE Class E units will also have certain additional voting rights. For example, under the partnership agreement amendment, the removal of ETE GP as the general partner of ETE will require the affirmative vote of 80% of the ETE Class E units. In addition, approval of 66 2⁄3% of the ETE Class E units will be required prior to ETE (1) issuing additional ETE Class E units to any person other than ETC, (2) modifying the terms of the ETE Class E units in any manner that would have a material adverse effect on the holders of ETE Class E units or (3) engaging in certain sales of the WPZ common units or assets during the period beginning on January 1, 2019 and ending on December 31, 2025.

See “Additional Information About ETE—Material Provisions of the Partnership Agreement of ETE” for additional information regarding the ETE partnership agreement, as amended by the partnership agreement amendment. See “Additional Information About ETC—Description of Our Partnership Agreement—Voting the ETE Class E Units” for additional information on who controls the voting of the ETE Class E units.

Litigation Relating to the Merger

Between October 5, 2015, and December 24, 2015, purported WMB stockholders filed six putative class action lawsuits in the Delaware Court of Chancery challenging the merger. The suits are captioned Greenwald et al. v. The Williams Companies, Inc., et al., C.A. No. 11573-VCG; Ozaki v. Armstrong et al., C.A. No. 11574-VCG; Blystone v. The Williams Companies, Inc., et al., C.A. No. 11601-VCG; Glener et al. v. The Williams Companies, Inc., et al., C.A. No. 11606-VCG; Amaitis et al. v. Armstrong et al., C.A. No. 11809-VCG; and State-Boston Retirement System et al. v. Armstrong et al., C.A. No. 11844-VCG. The complaints assert various claims against the individual members of the WMB Board; ETE, ETC, ETC GP, LE GP and ETE GP (the “ETE Defendants”); WMB; Barclays; and Lazard. The Ozaki and Blystone complaints allege that the individual members of the WMB Board have breached their fiduciary duties to WMB stockholders by agreeing to sell WMB through an allegedly unfair process and for an allegedly unfair price, and that the ETE Defendants have aided and abetted this purported breach of fiduciary duties. The Greenwald and Glener complaints make similar allegations, but also claim that WMB has aided and abetted the individual members of the WMB Board’s purported breach of fiduciary duties. The Amaitis and State-Boston Retirement System complaints allege that the individual members of the WMB Board who voted for the merger have breached their fiduciary duties to WMB stockholders by agreeing to sell WMB through an allegedly unfair process and for an allegedly unfair price, and that all the individual members of the WMB Board have violated their fiduciary duties by allegedly failing to disclose material information about the merger. The Amaitis complaint additionally alleges that the ETE

Defendants, Barclays and Lazard have aided and abetted the individual members of the WMB Board’s supposed breach of fiduciary duties. All the complaints seek, among other things, an injunction against the merger and an award of costs and attorneys’ fees. On January 13, 2016, the Court consolidated, pursuant to a stipulation among the plaintiffs, these six actions into a new consolidated action captioned In re The Williams Companies, Inc. Merger Litigation, Consolidated C.A. No. 11844-VCG (the “Merger Litigation”). In its stipulated order, the Court designated the complaint from the State-Boston action as operative, and it dismissed without prejudice the ETE Defendants, Barclays and Lazard from the consolidated action. On January 19, 2016, the defendants in the Merger Litigation moved to dismiss the operative complaint. On March 22, 2016, the Court stayed briefing and discovery in the Merger Litigation until the merger between ETE and WMB is consummated and plaintiffs in the Merger Litigation have filed an amended complaint.

On December 4, 2015, a purported WMB stockholder filed an amended complaint in a putative class action lawsuit pending in the Delaware Court of Chancery captioned In re The Williams Companies, Inc. Stockholder Litigation, Consol. C.A. No. 11236-VCG (the “Stockholder Litigation”). The complaint asserts claims against all of the individual members of the WMB Board other than Mr. Meister and Mr. Mandelblatt. The complaint alleges that WMB’s preliminary proxy statement is false and misleading. As relief, the complaint requests, among other things, an injunction requiring WMB to make supplemental disclosures and an award of costs and attorneys’ fees. On December 9, 2015, the defendants in the Stockholder Litigation moved to dismiss the amended complaint. On March 7, 2016, the Court dismissed the amended complaint in a ruling from the bench.

On January 14, 2016, a purported WMB stockholder filed a putative class action lawsuit against WMB and ETE, captioned Bumgarner v. The Williams Companies, Inc., et al., Case No. 16-cv-26-GKF-FHM, in the United States District Court for the Northern District of Oklahoma. The plaintiff alleges that ETE and WMB have violated Section 14 of the Securities Exchange Act of 1934 (the “Exchange Act”) by making allegedly false statements concerning the merger. As relief, the complaint seeks an injunction against the proposed merger. On February 1, 2016, the plaintiff filed an amended complaint, making substantially the same allegations. On February 19, 2016, the defendants in the Bumgarner action moved to dismiss the amended complaint, and on March 21, 2016, the plaintiff filed a response in opposition to defendants’ motion to dismiss.

On January 15, 2016, a purported WMB stockholder filed a putative class action lawsuit in the Delaware Court of Chancery against the individual members of the WMB Board, captioned Ryan v. Armstrong et al., C.A. No. 11903-VCG. The complaint asserts that all of the individual members of the WMB Board breached their fiduciary duties in agreeing to the WPZ merger and that a majority of the individual members of the WMB Board breached their fiduciary duties by failing to negotiate for a “collar” provision in connection with the merger with ETE. As relief, the complaint seeks, among other things, damages and an award of costs and attorneys’ fees. On February 22, 2016, the defendants moved to dismiss the complaint, and on March 24, 2016, the defendants filed a brief in support of their motion to dismiss.

On January 19, 2016, a purported WMB stockholder filed a putative class action lawsuit against WMB, the individual members of the WMB Board and the ETE Defendants, captioned City of Birmingham Retirement and Relief System v. Armstrong et al., Case No. 1:16-cv-00017-RGA, in the United States District Court for the District of Delaware. The lawsuit alleges that the individual members of the WMB Board have violated their duty of disclosure by issuing a supposedly misleading proxy statement in support of the transaction, that a majority of the individual members of the WMB Board violated their fiduciary duties by voting in favor of the merger and that the ETE Defendants aided and abetted this supposed breach of fiduciary duties. The complaint also alleges that the individual members of the WMB Board and WMB have violated Section 14 of the Exchange Act by issuing a supposedly misleading proxy statement and that all defendants have violated Section 20 of the Exchange Act by supposedly causing a misleading proxy statement to be issued. As relief, the complaint seeks, among other things, injunctive relief, damages and an award of costs and attorneys’ fees. On February 10, 2016, WMB and the individual members of the WMB Board moved to dismiss the complaint. On February 18, 2016, the ETE Defendants moved to dismiss the complaint. On March 7, 2016, the plaintiff voluntarily dismissed its complaint.

The defendants believe the allegations in the various complaints noted above are without merit.

On April 6, 2016, WMB filed a complaint, accompanied by a motion for expedited proceedings, against ETE and LE GP in the Delaware Court of Chancery. The complaint is captioned The Williams Companies, Inc. v. Energy Transfer Equity, L.P., et al., C.A. No. 12168-VCG. WMB alleges that ETE has violated the merger agreement by making the private offering of Convertible Units, as announced in a Current Report on Form 8-K filed by ETE on March 9, 2016. As relief, WMB seeks, among other things, to unwind the private offering and the Amendment, adopted on March 8, 2016, pursuant to which ETE made the private offering. On April 14, 2016, the Court granted WMB’s motion for expedited proceedings in a ruling from the bench. Also on April 6, 2016, WMB filed a petition against Mr. Warren, the chairman of ETE, in the District Court of Dallas County, Texas, captioned The Williams Companies, Inc. v. Warren, No. DC-16-03941. In the Warren action, WMB alleges that Mr. Warren has tortiously interfered with the merger agreement by inducing ETE to undertake the private offering, and seeks damages and other relief. ETE believes that the lawsuits are without merit and intends to vigorously defend its actions.

THE MERGER AGREEMENT

The following section summarizes material provisions of the merger agreement. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. This summary is subject to, and qualified in its entirety by reference to, the merger agreement, which is attached as Annex A to this proxy statement/prospectus and is incorporated by reference herein. The rights and obligations of the parties are governed by the express terms and conditions of the merger agreement and not by this summary or any other information contained in this proxy statement/prospectus. You are urged to read the merger agreement carefully and in its entirety before making any decisions regarding the merger.

The merger agreement has been annexed to this proxy statement/prospectus to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about ETC, ETE, WMB or any of their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the merger agreement (a) were made by the parties thereto only for purposes of that agreement and as of specific dates; (b) were made solely for the benefit of the parties to the merger agreement; (c) may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures exchanged between the parties in connection with the execution of the merger agreement (such disclosures include information that has been included in public disclosures, as well as additional non-public information); (d) may have been made for the purposes of allocating contractual risk between the parties to the merger agreement instead of establishing these matters as facts; and (e) may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the merger agreement is included with this filing only to provide investors with information regarding the terms of the merger agreement. Additionally, the representations, warranties, covenants, conditions and other terms of the merger agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the merger agreement, which subsequent information may or may not be fully reflected in ETE’s or WMB’s public disclosures. The merger agreement should not be read alone, but should instead be read in conjunction with the other information regarding the companies that is or will be contained in, or incorporated by reference into, this proxy statement/prospectus and the documents that are filed with the SEC.

The Merger

The merger agreement by and among ETC, ETC GP, ETE, LE GP, ETE GP and WMB, provides that WMB will be merged with and into ETC, with ETC surviving the merger. Immediately following the merger, LE GP will be merged with and into ETE GP, with ETE GP surviving the GP merger and becoming the general partner of ETE. The merger agreement further provides that ETE will establish a class of ETE Class E units.

At the effective time, all the property, rights, privileges, powers and franchises of WMB shall vest in ETC as the surviving entity, and all debts, liabilities and duties of WMB shall become the debts, liabilities and duties of ETC as the surviving entity, all as provided under applicable law.

Immediately following the completion of the mergers, ETC will contribute substantially all of the assets and liabilities it assumed from WMB through the merger to ETE in exchange for the issuance by ETE to ETC of a number of ETE Class E units equal to (i) the number of ETC common shares issued to the WMB stockholders in the merger plus (ii) the number of ETC common shares issued to ETE in consideration for the Parent Cash Deposit.

Immediately following the effective time of the mergers, ETC will contribute an amount of cash to ETE GP, which ETE GP will contribute to ETE in exchange for newly issued ETE common units and general partner units in ETE. As a result of the GP Contribution, the percentage interest in ETE that will be owned by ETE GP after completion of the merger transactions will equal the percentage interest in ETE owned by LE GP immediately prior to merger transactions.

Closing

The closing of the merger will occur at 10:00 a.m., New York Time, on a date to be agreed upon by the parties in writing which shall be no later than the third business day after all the closing conditions contained in the merger agreement have been satisfied or waived (other than those conditions that by their nature are to be satisfied at closing, but subject to satisfaction or waiver of such conditions), unless another time or date is agreed in writing by WMB and ETE; provided, however, that upon satisfaction or waiver of such conditions, ETE may, by giving written notice to WMB, elect to postpone the closing for a period of time not exceeding 15 consecutive business days in order to facilitate the debt financing of the merger consideration. The day on which the closing occurs is referred to in this document as the “closing date.” For a description of the conditions to the closing of the merger, see “—Conditions to Completion of the Merger” beginning on page 198 of this proxy statement/prospectus.

Effective Time

On the closing date, the parties will cause the merger to be consummated by filing with the Secretary of State of the State of Delaware a certificate of merger, duly executed and completed in accordance with the relevant provisions of the DGCL and the DRULPA. The merger will become effective at such time as the certificate of merger is duly filed, or at such later time as is agreed between the parties and specified in the certificate of merger. The time at which the merger becomes effective is referred to in this document as the “effective time.”

Merger Consideration

At the effective time, each outstanding share of WMB common stock (other than shares of WMB common stock held by WMB, subsidiaries of WMB, ETC and its affiliates and appraisal shares) will be converted into the right to receive, at the election of each WMB stockholder and subject to the election and proration procedures described below, either:

•	$8.00 in cash and 1.5274 ETC common shares (i.e., the mixed consideration);

•	1.8716 ETC common shares (i.e., the share consideration); or

•	$43.50 in cash (i.e., the cash consideration).

In addition, each ETC common share issued in the merger will have attached to it one CCR. Each CCR entitles such holder to ETC common shares or cash payments, at ETE’s election, should the ETE common units VWAP be greater than the ETC common shares VWAP for the measurement period. See the section titled “CCR Agreement” beginning on page 205 of this proxy statement/prospectus.

WMB stockholders that elect to receive the share consideration or the cash consideration will be subject to proration to ensure that the aggregate number of ETC common shares and the aggregate amount of cash paid in the merger will be the same as if all electing shares received the mixed consideration. See the section titled “—Proration” beginning on page 186 of this proxy statement/prospectus.

WMB stockholders receiving consideration in ETC common shares will not receive any fractional ETC common shares in the merger. Instead, WMB stockholders will receive cash (payable in U.S. dollars, without interest) in lieu of any fractional ETC common shares that they would otherwise have been entitled to receive. See the section titled “—Fractional Shares” beginning on page 190 of this proxy statement/prospectus.

Election Procedures

Under the merger agreement, WMB stockholders are required to make an election to receive the mixed consideration (a “mixed election”), the share consideration (a “share election”) or the cash consideration (a “cash election”) by 5:00 p.m. local time (in the city in which the principal office of the exchange agent is located) on a date mutually agreed to by WMB and ETC, but which in no event shall be less than 30 days prior to the anticipated closing date. At least 20 business days prior to the Election Deadline, an election form will be mailed to each WMB stockholder of record for the special meeting. Each election form will permit the WMB stockholder to specify (i) the number shares of WMB common stock owned by such holder with respect to which such holder desires to make a share election, (ii) the number of shares of WMB common stock owned by such holder with respect to which such holder desires to make a mixed election, (iii) the number of shares of WMB common stock owned by such holder with respect to which such holder desires to make a cash election, and (iv) the particular shares for which the holder desires to make either such election, and the order in which either such election is to apply to any such shares if the election is subject to proration as described below. Any WMB stockholder who wishes to make an election will be required to waive all appraisal rights in connection with making such election.

ETC and WMB will issue a joint press release reasonably satisfactory to each of them announcing the anticipated Election Deadline not more than 15 business days before, and at least five business days prior to, the anticipated date of the Election Deadline. Any shares of WMB common stock with respect to which the exchange agent does not receive a properly completed election form prior to the Election Deadline will be deemed not to have made an election and will receive cash consideration or stock consideration depending on the over- or undersubscription of the cash election. Subject to the merger agreement, the exchange agent will have reasonable discretion to determine if any election is not properly made with respect to any shares of WMB common stock and neither the parties nor the exchange agent will be under any duty to notify any stockholder of any such defect. In the event the exchange agent makes such a determination, such election will be deemed to be not in effect, and the shares of WMB common stock covered by such election will be deemed to be non-electing shares, unless a proper election is thereafter timely made with respect to such shares. Any WMB stockholder may, at any time prior to the Election Deadline, change or revoke such stockholder’s election by written notice received by the exchange agent prior to the Election Deadline accompanied by a properly completed and signed revised form of election or by withdrawal of such stockholder’s documents in respect of shares of WMB common stock previously deposited with the exchange agent. After an election is validly made with respect to any shares of WMB common stock, any subsequent transfer of such shares will automatically revoke such election. Any shares of WMB common stock that are covered by an election that is subsequently revoked will be treated as non-election shares unless proper election is thereafter timely made with respect to such shares. As a revocation of a stockholder’s election prior to the Election Deadline is required in connection with any transfer of shares of WMB common stock, from the Election Deadline (as it may be extended) and until the consummation of the proposed merger, WMB stockholders will not be able to transfer (including by sale) their shares of WMB common stock for which a properly completed election form has been submitted. The merger agreement provides that the Election Deadline must be a date that is at least 30 days prior to the anticipated closing date of the merger, unless ETE and WMB otherwise agree to a shorter time period. Because the Election Deadline must be at least 30 days prior to the anticipated closing date of the merger (unless otherwise agreed by ETE and WMB), WMB stockholders may be unable to transfer their shares for at least 30 days prior to the closing of the merger. WMB stockholders who wish to retain the ability to transfer their shares of WMB common stock between the Election Deadline should not return the election form. However, by not returning an election form a WMB stockholder is giving up the choice to elect his preferred form of consideration and will instead receive either the share consideration, the cash consideration or the mixed consideration, subject to the proration and adjustment procedures, as provided for in the merger agreement. Furthermore, even if WMB stockholders do not return their election forms, they may still be unable to transfer all or a portion of their shares, because as a result of all shares of WMB common stock for which an election having been validly made no longer being transferable, there may not be a trading market that will provide WMB stockholders with adequate liquidity for such transfer.

Proration

Pursuant to the terms of the merger agreement, the aggregate amount of cash to be paid to WMB stockholders is fixed at an amount equal to the aggregate number of shares of WMB common stock issued and outstanding as of the closing date (excluding certain cancelled shares, shares for which appraisal has properly been sought and shares owned by WMB subsidiaries), multiplied by $8.00 (which is referred to in the aggregate as the “cash component”) and the entire cash component will be paid out as merger consideration, regardless of whether cash is undersubscribed, as described further below. Therefore, depending on the aggregate elections made by WMB stockholders for each election category, stockholders who make a cash election or share election are subject to proration to preserve these limitations on the amount of cash to be paid and the number of ETC common shares to be issued in the merger. As a result, you may receive a mix of cash and shares even if you make a cash election or share election. The cash component, assuming the number of shares of WMB common stock issued and outstanding is the same on the closing date as it was on the date the merger agreement was signed (in each case, excluding certain cancelled shares, shares for which appraisal has properly been sought and shares owned by WMB subsidiaries), will be approximately $6.05 billion.

Adjustment if Cash Election is Oversubscribed

ETC common shares may be issued to WMB stockholders who make cash elections if the cash election is oversubscribed. The total number of shares of WMB common stock for which valid cash elections are made is referred to as the “cash election number.” The cash election will be oversubscribed if the cash election number exceeds the “cash conversion number,” which is equal to the quotient obtained by dividing (1) the cash component minus the product of (x) the number of shares who elect mixed consideration multiplied by (y) $8.00 by (2) $43.50.

If the cash election is oversubscribed, then:

•	a WMB stockholder making a share election, no election or an invalid election (such no election or invalid election shares, “non-election shares”) will receive the share consideration for each share of WMB common stock as to which the stockholder made a share election, no election or an invalid election;

•	a WMB stockholder making a mixed election will receive the mixed consideration for each share of WMB common stock as to which the stockholder made a mixed election; and

•	a WMB stockholder making a cash election will receive:

•	cash consideration for a number of shares of WMB common stock equal to the product obtained by multiplying (1) the number of shares of WMB common stock for which such stockholder has made a cash election by (2) a fraction, the numerator of which is the cash conversion number and the denominator of which is the cash election number; and

•	the share consideration for the remaining shares of WMB common stock for which the stockholder made a cash election.

Adjustment if Cash Election is Undersubscribed

Cash may be paid to WMB stockholders who made share elections if the cash election is undersubscribed. The cash election will be undersubscribed if the cash election number is less than the cash conversion number, in which case cash consideration may be issued to WMB stockholders who make share elections. The amount by which the cash election number is less than the cash conversion number is referred to as the “shortfall number.” If the cash election is undersubscribed, then all WMB stockholders making a cash election will receive the cash consideration for all shares of WMB common stock as to which they made a cash election, and WMB stockholders making a mixed election will receive the mixed consideration for all shares of WMB common stock as to which they made a mixed election. WMB stockholders making a share election and holders of non-election shares will receive the cash consideration and/or share consideration, as described below:

Scenario 1: Undersubscription of Cash Election and Shortfall Number is Less than or Equal to the Number of Non-Election Shares

If the shortfall number is less than or equal to the number of non-election shares, then:

•	a WMB stockholder making a share election will receive the share consideration for each share of WMB common stock as to which the stockholder made a share election;

•	a WMB stockholder making no or invalid elections will receive:

•	the cash consideration for a number of shares equal to the product obtained by multiplying (1) the number of shares of WMB common stock for which such stockholder has made no or invalid elections by (2) a fraction, the numerator of which is the shortfall number and the denominator of which is the total number of non-election shares; and

•	the share consideration for the remaining non-election shares held by such stockholder.

Scenario 2: Undersubscription of Cash Election and Shortfall Number Exceeds the Total Number of Non-Election Shares

If the shortfall number exceeds the total number of non-election shares, then:

•	a WMB stockholder making no or invalid elections will receive the cash consideration for each share of WMB common stock for which the stockholder did not make a valid election; and

•	a WMB stockholder making a share election will receive:

•	the cash consideration with respect to the number of shares of WMB common stock equal to the product obtained by multiplying (1) the number of shares of WMB common stock with respect to which the stockholder has made a share election by (2) a fraction, the numerator of which is equal to the amount by which the shortfall number exceeds the total number of non-election shares and the denominator of which is equal to the total number of share election shares; and

•	the share consideration with respect to the remaining shares of WMB common stock held by such stockholder as to which a share election was made.

Below is a flow chart illustrating the adjustments to a WMB stockholder’s merger consideration in the event of an oversubscription or undersubscription of the cash or share elections:

Note: The above flowchart is simplified, including not reflecting treatment of non-electing stockholders and also assumes a cash component of $6.05 billion, which amount would change if shares of WMB common stock are issued or retired prior to the closing date.

Treatment of WMB Equity Awards

At the effective time, ETC will assume all obligations of WMB under the WMB stock plans with respect to outstanding awards issued thereunder. The number and kind of shares available for issuance under the WMB stock plans assumed by ETC will be converted and adjusted to reflect the fact that converted awards will correspond to ETC common shares, although all converted awards will be settled in cash.

WMB Stock Options. Each WMB stock option will be equitably adjusted immediately prior to the effective time by reducing the exercise price thereof by an amount equal to the pre-merger special dividend, contingent on the consummation of the merger.

At the effective time, each unexercised WMB stock option will be assumed by ETC and converted into a cash-settled stock appreciation right, on otherwise the same terms and conditions as were applicable under the corresponding WMB stock option, adjusted in a manner intended to preserve the aggregate intrinsic value of the original WMB stock option. In order to preserve the intrinsic value, the ETC cash-settled stock appreciation right will correspond to a number of ETC common shares (determined by multiplying the number of shares of WMB common stock subject to the WMB stock option by an exchange ratio (as defined below) and rounded down to the nearest whole share), at a base price per share (rounded up to the nearest whole cent) determined by dividing the per-share exercise price of the WMB stock option by that same exchange ratio. For purposes of adjusting the WMB stock options, the exchange ratio is equal to the ratio of the average of the volume-weighted average prices of WMB common stock over the 10 trading days preceding the closing date to the average of the volume-weighted average prices of ETC common shares over the 10 trading days following the closing date.

WMB Restricted Stock Units and WMB Deferred Stock Units. At the effective time, each WMB restricted stock unit (including WMB performance stock units) and each WMB deferred stock unit will be assumed by ETC and converted into a cash-settled restricted stock unit or deferred stock unit, as applicable, on otherwise the same terms and conditions as were applicable under the corresponding WMB restricted stock unit or WMB deferred stock unit, as applicable, with the number of ETC common shares covered by the award adjusted based on the share consideration ratio rounded down to the nearest whole share. In addition, with respect to each WMB performance stock unit, performance conditions will generally be deemed to be satisfied at target (in the case of WMB performance stock units) or the greater of target and actual performance (in the case of WMB leveraged performance stock units) and, following the effective time, the vesting of the award will be time-based and subject to continued employment through the end of the applicable performance period or any other date required by the terms of the applicable award.

Holders of converted WMB restricted stock units and WMB deferred stock units will also be entitled to receive upon settlement of the unit (1) the pre-merger special dividend and payment of any other accrued dividend equivalents, (2) a cash payment in respect of any fractional ETC common shares that would have resulted from such conversion without regard to rounding and (3) if such unit settles after the end of the CCR measurement period, an amount in cash equal to the shortfall amount (if any). The value of any payments in respect of fractional ETC common shares will be based on the same value of ETC common shares used for purposes of converting WMB stock options.

Treatment of WMB Employee Stock Purchase Plan (“WMB ESPP”)

Subject to the completion of the merger, the current purchase period under the WMB ESPP, which commenced on July 1, 2015, will be the final purchase period under the WMB ESPP. No participant may elect to participate in the WMB ESPP or increase his or her payroll deduction election for the current purchase period, in either case, following September 28, 2015. The current purchase period will end, and accumulated payroll deductions will be used to purchase shares of WMB common stock, at the earlier of (1) the scheduled purchase date for the current purchase period and (2) the date that is seven business days prior to the effective time. Upon the effective time, all shares of WMB common stock so purchased will be subject to the same terms and conditions under the merger agreement as shares of WMB common stock held by all other WMB stockholders, and the WMB ESPP will terminate immediately prior to the effective time.

Pre-Merger Special Dividend

Prior to the closing, subject to applicable laws, WMB will declare a special, one-time cash dividend of $0.10 per share of WMB common stock to record holders of issued and outstanding shares of WMB common stock immediately prior to the effective time, such payment being contingent on the consummation of the merger. If declared, the pre-merger special dividend will be payable to all such holders (contingent on the consummation of the merger) regardless of whether such holders seek appraisal of their shares pursuant to Section 262 of the DGCL.

Subscription of ETC Common Shares by ETE

As promptly as practicable after the effective time (but in any event within three business days thereafter), in consideration for ETE delivering to the exchange agent the cash component, ETC will cause the exchange agent to deliver to ETE a number of ETC common shares and attached CCRs equal to (i) the share consideration multiplied by the cash component, divided by (ii) the cash consideration. To the extent that ETE provides any cash amounts to ETC that are necessary to make payments in respect of the shares for which WMB stockholders have exercised their appraisal rights, ETC will issue to ETE additional ETC common shares and attached CCRs equal to (x) the number of appraisal shares, multiplied by (y) the share consideration.

Fractional Shares

No fractional ETC common shares will be issued in connection with the merger. Instead, each holder of WMB common stock converted under the terms of the merger who would have otherwise been entitled to receive a fraction of ETC common share (after aggregating all shares held by such holder) will instead receive cash, without interest, in an amount determined by multiplying the amount of aggregate net proceeds obtained from the sale of excess shares by a fraction, the numerator of which is the amount of the fractional share interest to which such stockholder is entitled (after aggregating all shares held by such holder) and the denominator of which is the aggregate number of fractional share interests to which all WMB stockholders are entitled.

As used herein, “excess shares” means the excess of (i) the number of ETC common shares delivered to the exchange agent by ETC for issuance to WMB stockholders over (ii) the aggregate number of full ETC common shares to be distributed to WMB stockholders.

Exchange and Payment Procedures

ETC has appointed American Stock Transfer & Trust Company, LLC to act as the exchange agent for the payment of the per share merger consideration. At or prior to the effective time, ETC will deposit, or cause to be deposited, with the exchange agent: (1) whole uncertificated or certificated ETC common shares and CCRs representing the number of ETC common shares sufficient to pay the aggregate stock portion of the consideration, and (2) cash sufficient to pay the aggregate cash portion of the consideration. In addition, ETC will deposit with the exchange agent, as necessary from time to time on or after the effective time, an amount in cash sufficient to pay any dividends or other distributions payable on the ETC common shares. We refer to such cash and shares, along with any distributions that become due to holders of converted WMB common stock, as the exchange fund.

Each holder of record of shares of WMB common stock whose shares were converted into the right to receive the merger consideration will automatically and upon the effective time be entitled to receive, and ETC will cause the exchange agent, after the effective time, to pay and deliver out of the exchange fund, the merger consideration, any cash amount into which the fractional ETC common shares have been converted and the amount of any distributions with a record date after the effective time but prior to the time of delivery by the exchange agent.

Within three business days after the effective time, ETC will cause the exchange agent to mail a letter of transmittal and instructions to each holder of record of WMB common stock, both of which will tell WMB stockholders how to surrender their certificates formerly representing shares of WMB common stock in exchange for the merger consideration, any cash amount into which the fractional ETC common shares have been converted and the amount of any distributions with a record date after the effective time but prior to the time of delivery by the exchange agent.

You should not return your share certificates with the enclosed proxy card, and you should not forward your share certificates to the exchange agent without a letter of transmittal.

Registered stockholders will not receive the merger consideration, any cash amount into which the fractional ETC common shares have been converted or the amount of any distributions with a record date after the effective time but prior to the time of delivery by the exchange agent until they surrender their share certificates to the exchange agent, together with a properly completed and signed letter of transmittal and any other documents as may be required by the letter of transmittal or accompanying instructions.

Representations and Warranties

The merger agreement contains representations and warranties made by WMB to ETC and ETE, and by ETC and ETE to WMB. Certain of the representations and warranties in the merger agreement are subject to materiality or material adverse effect qualifications (that is, they will not be deemed to be untrue or incorrect unless their failure to be true or correct is material or would result in a material adverse effect). In addition, certain of the representations and warranties in the merger agreement are subject to knowledge qualifications, which means that those representations and warranties would not be deemed untrue or incorrect as a result of matters of which certain officers of the party making the representation did not have actual knowledge, after reasonable investigation.

The merger agreement includes, among others, representations relating to:

•	valid corporate organization and existence;

•	capitalization;

•	authority to enter into the merger, the binding nature of the merger agreement and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the merger;

•	SEC documents, financial statements, internal controls and accounting or auditing practices;

•	accuracy of the information supplied by both parties for this document and the registration statement of which this document is a part;

•	involvement in litigation and orders issues by governmental authorities;

•	material contracts;

•	compliance with applicable laws, governmental orders and required permits;

•	regulatory matters;

•	labor and employment matters;

•	certain employee benefit matters, including matters relating to employee benefit plans;

•	taxes, tax returns and other tax matters;

•	the condition of assets;

•	compliance with environmental laws and the absence of environmental claims;

•	insurance policies;

•	matters relating to owned and leased real property;

•	voting requirements of respective stockholders for approval of the merger; and

•	broker, finder or financial advisor fees in connection with the consummation of the merger.

WMB also makes additional representations and warranties to ETC and ETE in the merger agreement relating to, among other things:

•	operation in the ordinary course of business and absence of material adverse effects since December 31, 2014, except in connection with (a) the negotiation and execution of the merger agreement, (b) the negotiation and execution of the WPZ merger agreement and (c) the process to explore a range of strategic alternatives described in WMB’s June 21, 2015 press release;

•	oral opinions of financial advisors regarding the fairness of the merger consideration to be paid to holders of WMB common stock;

•	inapplicability of state takeover statutes to the transactions contemplated by the merger agreement; and

•	the valid termination of the WPZ merger agreement, and the absence of any further obligations or liabilities under said merger agreement other than the payment of the applicable termination fee.

ETC and ETE also make additional representations and warranties to WMB in the merger agreement relating to, among other things:

•	operation in the ordinary course of business and absence of material adverse effects since December 31, 2014, except in connection with the negotiation and execution of the merger agreement;

•	the purpose of the formation of ETC;

•	matters relating to the beneficial ownership of WMB common stock;

•	regulation under the Investment Company Act; and

•	financing of the merger consideration.

Conduct of Business Prior to the Effective Time

Each of WMB and ETE has agreed that during the period from the date of the merger agreement until the effective time, unless with the prior consent of the other party or as otherwise expressly contemplated or permitted by the merger agreement or the attached disclosure letters, that WMB and ETE will, and will cause its respective subsidiaries to: (a) carry on its business in the ordinary course and (b) use commercially reasonable efforts to preserve intact its business organizations and business relationships with significant customers and suppliers.

WMB and ETE

WMB and ETE have agreed that, during the period from the date of the merger agreement until the effective time, unless either party gives its prior written consent, or as otherwise expressly contemplated by the merger agreement, the disclosure letters of the respective parties or applicable law, WMB and ETE each will not and will not permit any of its subsidiaries to:

•	declare or pay dividends or other distributions, except as required by applicable organization documents and, with respect to WMB, the pre-merger special dividend;

•	take any action that would restrict the payment of distributions or dividends;

•	split, combine, subdivide or reclassify any of its capital stock or issue or authorize the issuance of any other securities in substitution for shares of its equity securities;

•	acquire any business, whether by merger, consolidation, purchase of property or assets (including equity interests) or make any loans, advances or capital contributions to, or investments in, any other person, other than in connection with transactions with subsidiaries;

•	enter into or make loans or advances to any of its officers, directors, employees, agents or consultants or change existing borrowing or lending arrangements, except as required by the terms of its benefit plans;

•	sell, license, lease, transfer, assign, divest, cancel, abandon or otherwise dispose of any of its properties, assets, or rights, subject to certain exceptions;

•	incur any indebtedness for borrowed money or issue any debt securities or assume or guarantee the obligations of any person, subject to certain exceptions;

•	make capital expenditures other than (a) emergency expenditures or (b) expenditures to maintain the safety and integrity of any asset or property;

•	amend its organizational documents or the organizational documents of any subsidiary in any material respect;

•	settle any non-tax claim, investigation, proceeding or litigation with a governmental entity or third party, subject to certain exceptions;

•	make any material change in financial accounting practices, principles or methods, other than as required by GAAP or applicable law, including pursuant to SEC rules or policies;

•	other than as required by applicable law, or where such change would be immaterial, (a) make any change in tax accounting methods, (b) make any change in tax elections, (c) settle or compromise any tax liability or consent to any claim or assessment relating to a material amount of taxes, (d) amend any tax return or (e) enter into any closing agreement relating to such taxes;

•	modify, amend, surrender, terminate or waive any rights under certain contracts or permits in a manner materially adverse to the other party and its subsidiaries, or that could prevent or materially delay the consummation of the merger;

•	adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, other than the merger and reorganizations among the other party and its subsidiaries; or

•	authorize any of, or commit or agree to take any of, the foregoing prohibited actions.

WMB

Additionally, WMB has agreed that it will not and will not permit any of its subsidiaries to:

•	purchase, redeem or otherwise acquire any shares of WMB’s or its subsidiaries’ capital stock or other securities or any rights, warrants or options to acquire such shares or other securities, other than (A) the acquisition by WMB of shares of WMB common stock in connection with the exercise of WMB stock options, (B) the withholding of securities to satisfy tax obligations with respect to awards granted pursuant to WMB stock plans, and (C) the acquisition of awards granted pursuant to WMB or WPZ stock plans;

•	issue, deliver, sell, pledge, dispose of, encumber or subject to any lien any equity securities, ownership interests or any other voting securities other than in connection with the WMB benefit plans;

•	generally, make changes to director, officer or employee compensation or other employment related matters, except as required pursuant to the terms of a WMB benefit plan;

•	enter into new material contracts;

•	take any action or fail to take any action that would reasonably be expected to cause WPZ to be treated as a corporation for US federal income tax purposes; or

•	waive, transfer, pledge, encumber, sell or dispose of any portion of the WPZ general partner interest or the WPZ IDRs owned by WMB, subject to certain exceptions.

ETE

Additionally, ETE has agreed that it will not and will not permit any of its subsidiaries to:

•	purchase, redeem or otherwise acquire any shares of ETE’s or its subsidiaries’ capital stock or other securities or any rights, warrants or options to acquire such shares or other securities, other than (a) the withholding of securities to satisfy obligations to pay the exercise price or tax obligations with respect to any equity awards granted by ETE or one of its subsidiaries, (b) the acquisition by ETE or any of its subsidiaries of equity securities granted by ETE or its subsidiaries in connection with the forfeiture of such securities, and (c) purchases of equity securities of ETE by ETE made at market price pursuant to the publicly announced equity buyback program in effect on the date of the agreement;

•	issue, deliver, sell, pledge, dispose of, encumber or subject to any lien any equity securities, ownership interests or any other voting securities other than (a) issuances of outstanding equity securities in respect of the exercise or settlement of any equity awards granted by ETE or its subsidiaries, (b) the sale of equity securities pursuant to the exercise of options to purchase such equity securities granted by ETE or one of its subsidiaries if necessary to effectuate an option direction upon exercise or for withholding of taxes, and (c) issuances of equity awards in the ordinary course of business consistent with past practice;

•	take any action or fail to take any action that would reasonably be expected to cause ETE, ETP, SXL or Sunoco to be treated as a corporation for US federal income tax purposes; or

•	waive, transfer, pledge, encumber, sell or dispose of any portion of the ETE Entities general partner interests or the ETE Entities IDRs owned by ETE, subject to certain exceptions.

No Solicitation

The merger agreement contains provisions prohibiting WMB from seeking or discussing any alternative acquisition proposal to the merger. In particular, WMB has agreed that it will not, and will cause its subsidiaries and representatives not to, directly or indirectly, (a) solicit, initiate, knowingly encourage, or knowingly facilitate inquiries or proposals with respect to, (b) engage or participate in any negotiations with any person concerning, (c) provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any person relating to, any takeover proposal (as defined below), (d) approve, endorse or recommend any takeover proposal or (e) enter into or agree to enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other similar agreement related to a takeover proposal.

Notwithstanding the restrictions described above, the merger agreement provides that in the event WMB receives an unsolicited bona fide written takeover proposal prior to the receipt of the requisite WMB stockholder approval, WMB may furnish information and engage in discussions or negotiations if the WMB Board concludes in good faith (after receiving the advice of its outside legal counsel and financial advisors) that such takeover proposal constitutes or could reasonably be expected to result in a superior proposal and (after receiving the advice of its outside legal counsel) that failure to take such actions would reasonably be likely to constitute a breach of its fiduciary duties under applicable law. However, prior to providing any such nonpublic information, WMB must promptly notify ETE and enter into a confidentiality agreement with such third party on terms no less favorable to it than the confidentiality agreement between WMB and ETE.

WMB must promptly (and in any event, within 24 hours) notify ETE following the receipt of any takeover proposal, request for non-public information, or any discussions or negotiations with respect to a takeover proposal sought to be initiated with it or its subsidiaries; and the substance thereof (including the terms and conditions of and the identity of the person making such inquiry or takeover proposal). WMB must thereafter keep ETE reasonably informed of the status, terms and any amendments of any such takeover proposal, as well as the status of any discussions or negotiations, including changes in WMB’s intentions as previously notified.

Except as permitted below, neither the WMB Board nor any committee thereof may:

•	withdraw (or modify or qualify in any manner adverse to WMB) its recommendation that WMB stockholders adopt the merger agreement or recommend or otherwise declare advisable the approval by WMB stockholders of any takeover proposal (we refer to each of the foregoing actions as an “adverse recommendation change”); or

•	approve or recommend, or publicly propose to approve or recommend, or cause or permit WMB or any of its subsidiaries to execute or enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other similar agreement (which group of agreements we refer to as an “acquisition agreement”) related to any takeover proposal.

Notwithstanding the foregoing, at any time before the requisite approval of the merger by WMB stockholders is obtained, the WMB Board may:

•	effect an adverse recommendation change in respect to an “intervening event” (as defined below) if the WMB Board determines in good faith (after consultation with its outside counsel and financial advisors) that failure to take such action would reasonably be likely to constitute a breach of its fiduciary duties under applicable law; or

•	solely in response to a superior proposal received after the date of the agreement that was unsolicited and did not otherwise result from a breach of WMB’s non-solicitation and board recommendation obligations, cause WMB to enter into a binding alternative acquisition agreement with respect to such superior proposal and terminate the merger agreement;

•	provided, however, the WMB Board may only effect an adverse recommendation change or terminate the merger agreement if:

•	WMB provides ETE at least three business days prior written notice of its intention to take such action which will include the reasons for the adverse recommendation change or termination, including information regarding the superior proposal (if applicable);

•	after providing such notice and prior to effecting such adverse recommendation change or terminating the merger agreement, WMB negotiates in good faith with ETE during such three business day period to revise the terms of the merger agreement to permit the WMB Board not to effect an adverse recommendation change or terminate the merger agreement;

•	the WMB Board determines that the changes to the merger agreement proposed by ETE would not affect WMB Board’s good faith determination (after consultation with its outside counsel and financial advisors) that it would breach its fiduciary duties under applicable law by failing to make an adverse recommendation change in response to such intervening event.

As used in this document, the term “intervening event” means a material event, fact, circumstance, development or occurrence (other than any matter that relates to a takeover proposal) that is unknown to or by the WMB Board as of the date of the agreement (or if known, the magnitude or material consequences of which were not known or understood by the WMB Board as of the date of the merger agreement), which event, fact, circumstance, development, occurrence, magnitude or material consequence becomes known to or by the WMB Board prior to obtaining the approval of the merger by the WMB stockholders.

As used herein, “takeover proposal” means any inquiry, proposal or offer from any person or “group” (as defined in the Exchange Act) of persons relating to (a) any direct or indirect acquisition or purchase in any manner (including a sale, issuance or repurchase of securities, tender offer, joint venture, exchange offer or similar transaction), in each case whether in a single transaction or series of transactions, of (1) 20% or more (based on the fair market value thereof, as determined in good faith by the WMB Board) of the consolidated total assets (including capital stock of WMB’s subsidiaries) of WMB and its subsidiaries, taken as a whole, or (2) 20% or more of the outstanding shares of WMB common stock or any other class of capital stock or equity securities of WMB or any of its significant subsidiaries, (b) any tender offer or exchange offer, in each case whether in a single transaction or a series of transactions, that, if consummated would result in any person or group of persons owning, directly or indirectly, 20% or more of the outstanding shares of WMB common stock or any other class of capital stock or equity securities of WMB or any of its significant subsidiaries, (c) any merger, consolidation, business combination, recapitalization, reorganization, liquidation, dissolution, share exchange or similar transaction involving the WMB or any of its subsidiaries pursuant to which any person or group (or the stockholders of any person) would own, directly or indirectly, (x) 20% or more of any class of equity securities of WMB or of the surviving entity in a merger or the resulting direct or indirect parent of WMB or such surviving entity or (y) businesses or assets (including capital stock of the subsidiaries of WMB) that constitute 20% or more of the consolidated revenues, net income or consolidated total assets of WMB and its subsidiaries, taken as a whole, (d) the payment of any extraordinary dividend by WMB or any of its subsidiaries or (e) any combination of the foregoing, other than, in each case, the merger transactions and any transaction being negotiated to facilitate one or more divestiture actions.

As used herein, “superior proposal” means any unsolicited, bona fide takeover proposal (within the percentages set forth in the definition thereof changed from 20% to 50%) made in writing after the date of the merger agreement that the WMB Board determines in good faith, after consultation with its outside legal counsel and financial advisors, (a) is reasonably capable of being consummated on the terms proposed and (b) is on terms which the WMB Board determines in good faith, if consummated, would result in a transaction more favorable to WMB stockholders than the merger, taking into account all financial, legal, regulatory, financing, certainty and timing of consummation and other aspects of such proposal and of the merger agreement (including any changes to the financial or other terms of the merger agreement proposed by ETE or WMB).

Special Meeting

WMB has agreed that it will, as promptly as reasonably practicable, (i) establish a record date for, duly call and give notice of the special meeting; and (ii) convene the special meeting and submit the merger agreement to its stockholders for adoption. Notwithstanding the above, if at any time before the special meeting is scheduled, WMB reasonably believes that (A) it is necessary to postpone the special meeting to ensure any required supplement or amendment to the proxy statement is provided to WMB stockholders, (B) it will not receive sufficient proxies to approve the merger agreement or (C) it will not have sufficient shares of WMB common stock represented to constitute a quorum, WMB may postpone or adjourn the special meeting; provided, however, that, in the case of any postponement or adjournment under clauses (B) or (C) of this sentence, the special meeting is not postponed more than 25 calendar days after the date for which it was originally scheduled. Once WMB has established a record date for the special meeting, it cannot change the record date without ETE’s prior written consent, unless required to do so by applicable law or WMB’s by-laws.

WMB has also agreed that the WMB Board will not withdraw its recommendation, recommend an alternative takeover proposal or enter into a an alternative acquisition agreement, unless: (i) the WMB Board makes an adverse recommendation change in accordance with the merger agreement or (ii) the WMB Board terminates the merger agreement in connection with a superior proposal. See “—No Solicitation” beginning on page 194 of this proxy statement/prospectus.

Without ETE’s prior written consent, the adoption of the merger agreement will be the only matter (other than related procedural matters) that WMB will propose to be acted on by its stockholders at the meeting, and WMB will not submit to the vote of its stockholders with respect to any other takeover proposal.

Regulatory Efforts

ETE and WMB have agreed to cooperate with each other and use reasonable best efforts to (a) take all actions necessary to satisfy the closing conditions, or to comply with governmental orders, decrees and requests in connection with the merger, (b) obtain all necessary governmental actions or nonactions, waivers, consents, authorizations, orders and approvals, (c) make all necessary registrations, declarations and filings applicable to the merger and the related transactions, (d) defend through litigation any claim by any governmental entity acting pursuant to applicable antitrust laws that would prevent the closing of the merger, (e) execute and deliver any additional instruments necessary to consummate the merger, and (f) respond to any request for additional information or documentary material received from any governmental entity in connection with the merger and the related transactions.

ETE has also agreed to use its reasonable best efforts to resolve any antitrust objections asserted by a governmental entity with respect to the merger, including:

•	agreeing to sell or otherwise disposing of, holding, or divesting all or any portion of the business, assets or operations of ETE, WMB or any of their affiliates, or the business, assets or operations of ETC and its subsidiaries after the effective time;

•	creating, terminating, or divesting relationships, ventures, contractual rights or obligations of ETE, WMB or any of their affiliates or ETC and its subsidiaries after the effective time;

•	agreeing or otherwise being subject to limitations on respective control, operation, ownership or asset rights; and

•	proposing, negotiating, committing to or agreeing to do or permitting to be done any of the foregoing, in each case as may be required in order to promptly satisfy the closing conditions.

To assist ETE in complying with these obligations, WMB has agreed to use reasonable best efforts to cause its subsidiaries and affiliates to enter into agreements as necessary to restrict certain actions; provided, however, that: (i) any agreement with respect to any business, assets or operations of WPZ or its subsidiaries shall be subject to any required approval from a conflicts or similar committee of the board of directors of the general partner of WPZ and (ii) the consummation of the transactions provided for in any such agreement shall be conditioned upon the closing or satisfaction of all conditions to closing, in a case where the closing will occur immediately following such agreement.

Other Covenants and Agreements

The merger agreement contains additional covenants and agreements among WMB, ETC and ETE relating to the following matters, among other things:

•	the preparation of this registration statement and proxy statement in connection with the merger;

•	confidentiality and access by ETE to certain information about WMB, and by WMB to certain information about ETE, during the period prior to the effective time;

•	indemnification of WMB directors, officers and employees for certain acts occurring prior to the effective time;

•	paying fees and expenses incurred in connection with the merger agreement;

•	certain tax matters;

•	cooperation between WMB and ETE in connection with public announcements;

•	taking steps as may be required to cause any transactions contemplated by the merger agreement, including steps to ensure that dispositions of WMB common stock and/or ETC common shares resulting from the merger agreement transactions will be exempt under Rule 16b-3 under the Exchange Act;

•	timely approval of the listing of ETC common shares and attached CCRs and de-listing of WMB securities on the NYSE;

•	participation by ETC in the defense or settlement of any stockholder litigation against WMB relating to the merger;

•	the control of each party’s respective operations;

•	WMB’s cooperation in connection with the financing of the merger; and

•	maintenance of certain of WMB and WPZ’s historical charitable giving commitments.

Employee Matters

For a period of one year following the completion of the merger, ETC will (or will cause a subsidiary to) provide each individual who is employed by WMB and continues to be employed immediately following the closing date (each, a “WMB Employee”) with

•	annual base compensation that is no less favorable than the base compensation provided to such WMB Employee immediately prior to the completion of the merger;

•	severance benefits that are no less favorable than certain specified severance benefits provided to such WMB Employee immediately prior to the closing date under certain specified WMB severance plans; and

•	other compensation and employee benefits that are substantially comparable in the aggregate to the other compensation and employee benefits provided to similarly situated employees of ETE and its subsidiaries.

In addition, during the period beginning on the closing date and ending 18 months after the closing date, ETC will (or will cause one of its subsidiaries to) assume, honor and continue without amendment or modification certain specified WMB severance plans and programs for the benefit of WMB Employees, in each case as in effect at the closing date. The 2015 annual bonus was paid to WMB Employees on March 4, 2016.

ETC will generally recognize each WMB Employee’s years of service with WMB for purposes of determining eligibility to participate, level of benefits and vesting to the extent recognized under the comparable WMB plan prior to the closing date (other than the accrual of benefits under a defined benefit pension plan or where recognition would result in a duplication of benefits).

ETC will generally (1) waive any pre-existing condition limitations, exclusions, actively at work requirements and waiting periods under any employee welfare benefit plan in which WMB Employees will be eligible to participate to the extent such conditions were satisfied under the corresponding WMB plan prior to the closing date and (2) recognize co-payments, deductibles and similar expenses incurred by each WMB Employee during the year in which the closing date occurs to the extent credited under the corresponding employee welfare benefit plan maintained by WMB prior to the closing date.

Conditions to Completion of the Merger

Conditions to Each Party’s Obligations to Effect the Merger

Each party’s obligation to effect the merger is subject to the satisfaction or waiver, to the extent permitted, of the following conditions at or prior to the effective time:

•	WMB having obtained the requisite WMB stockholder approval;

•	the expiration of the waiting period (and any extensions thereof) applicable to the merger under the HSR Act must have occurred;

•	clearance under the Competition Act must have been received;

•	the merger having been approved by the FERC under the FPA;

•	no injunction, order or other judgment being in effect that restrains consummation of the merger;

•	this registration statement having become effective under the Securities Act and not being the subject of any stop order or proceedings seeking a stop order;

•	the ETC common shares and attached CCRs to be issued pursuant to the merger agreement having been approved for listing on the NYSE, subject to official notice of issuance; and

•	the receipt by ETC and WMB of a tax opinion from Latham & Watkins LLP, counsel to ETE, to the effect that the WMB Contribution and ETE’s issuance of ETE Class E units should qualify as an exchange to which Section 721(a) of the Code applies.

Conditions to ETC and ETE’s Obligations to Effect the Merger

The obligations of ETC and ETE to effect the merger are also subject to the satisfaction, or waiver by ETC and ETE, to the extent permitted, of the following conditions at or prior to the effective time:

•	the accuracy of certain representations and warranties of WMB contained in the merger agreement as of the date of the merger agreement and as of the effective time (other than representations that by their terms speak specifically as of another date), subject to the materiality standards provided in the merger agreement;

•	the performance by WMB in all material respects all of its obligations required to be performed under the merger agreement at or prior to the effective time, and the receipt by ETE of a certificate signed by the CEO or the CFO of WMB to such effect;

•	the absence of any change, event or effect that, individually or in the aggregate, has had or would be reasonably expected to have a material adverse effect (as defined below) on WMB since the date of the merger agreement; and

•	the receipt by ETC of a tax opinion from Latham and Watkins LLP, counsel to ETE, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Conditions to WMB’s Obligation to Effect the Merger

The obligation of WMB to effect the merger is also subject to the satisfaction, or waiver by WMB, to the extent permitted, of the following conditions at or prior to the effective time:

•	the accuracy of certain representations and warranties of ETE and ETC contained in the merger agreement as of the date of the merger agreement and as of the effective time (other than representations that by their terms speak specifically as of another date), subject to the materiality standards provided in the merger agreement;

•	the performance by each of ETC and ETE, in all material respects all of its obligations required to be performed under the merger agreement at or prior to the effective time, and the receipt by WMB of a certificate signed by the CEO or the CFO of ETE to such effect;

•	the absence of any change, event or effect that, individually or in the aggregate, has had or would be reasonably expected to have a material adverse effect (as defined below) on ETE since the date of the merger agreement;

•	the receipt by WMB of a tax opinion from Cravath, Swaine & Moore LLP, counsel to WMB, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code; and

•	the due execution and delivery of the CCR agreement by ETC, ETE and the exchange agent, and such CCR agreement being in full force and effect.

Definition of Material Adverse Effect

Some of the representations and warranties contained in the merger agreement are qualified by a “materiality” standard or by a “material adverse effect” standard. For purposes of the merger agreement, “material adverse effect,” with respect to WMB, is defined to mean any change, effect, occurrence, circumstance, development or state of facts that, with all other changes, effects, occurrences, circumstances, developments or states of facts, is or would reasonably be expected to be materially adverse to the business, financial condition or results of operation of WMB and its subsidiaries, taken as a whole, other than any change, effect, event, occurrence, circumstance, development or state of facts to the extent relating to:

•	the economy in general;

•	the industries involved in gathering, processing, treating, transportation, storage and marketing of natural gas, crude oil, refined petroleum products, other hydrocarbon products, natural gas liquids, and products produced from the fractionation of natural gas liquids (we refer to such products as “energy products”), or related products and services;

•	the securities, credit, financial or other capital markets generally in the United States or elsewhere in the world, including interest rates;

•	changes in applicable law, legislative or political conditions or policy or practices following the date of the merger agreement;

•	changes in applicable accounting regulations or principles;

•	an act of terrorism or an outbreak or escalation of hostilities or war, or any natural disasters or international crises;

•	any change in the stock price, trading volume or credit rating of WMB or any of its subsidiaries or any failure, in and of itself, to meet internal or published projections, forecasts or estimates in respect of revenues, earnings, cash flow or other financial or operating metrics for any period;

•	the announcement or consummation of the merger;

•	the taking of any action with the prior written consent of ETE or expressly required by the merger agreement; or

•	the creditworthiness or financial condition of customers or other commercial counterparties of WMB or its subsidiaries that would reasonably be expected to account for more than 10% of the annual consolidated revenues of WMB.

For the purposes of the merger agreement, “material adverse effect,” with respect to ETE, is defined to mean any change, effect, occurrence, circumstance, development or state of facts that, with all other changes, effects, occurrences, circumstances, developments or states of fact, is or would reasonably be expected to be materially adverse to the business, financial condition or results of operation of ETE and its subsidiaries, taken as a whole, other than any change, effect, event, occurrence, circumstance, development or state of facts to the extent relating to:

•	the economy in general;

•	the energy product gathering, processing, treating, transportation, storage and marketing industries generally or related products and services;

•	the securities, credit, financial or other capital markets generally in the United States or elsewhere in the world, including interest rates;

•	any change in the equity price, trading volume or credit rating of ETE or any of its subsidiaries or any failure to meet internal or published projections, forecasts or estimates in respect of revenues, earnings, cash flow or other financial or operating metrics for any period;

•	changes in applicable law, legislative or political conditions or policy or practices following the date of the merger agreement;

•	changes in applicable accounting regulations or principles;

•	an act of terrorism or outbreak or escalation of hostilities or war, or any natural disasters or international crises;

•	the announcement or consummation of the merger; or

•	the taking of any action with the prior written consent of WMB or expressly required by the merger agreement.

Termination of the Merger Agreement

The merger agreement may be terminated in accordance with its terms at any time prior to the effective time, whether before or after the requisite approval of WMB’s stockholders is obtained:

•	by mutual written consent of ETE and WMB; or

•	by either ETE or WMB:

•	if the merger is not consummated on or before June 28, 2016, subject to extension by the mutual written agreement of ETE and WMB and further subject to the extension by the written notice of either of ETE and WMB if all closing conditions except certain regulatory approvals are satisfied (such date being referred to herein as the “outside date”), except that neither party may terminate under these circumstances if the terminating party’s breach of the merger agreement was a principal cause or resulted in the failure to consummate the merger by the outside date;

•	if any court or governmental entity of competent jurisdiction has issued any final and non-appealable law, injunction, order or other judgment restraining or enjoining the consummation of the transactions in the merger agreement (such stipulation being referred to herein as a “restraint”), except that neither party may terminate under these circumstances if its own failure to perform its obligations under the merger agreement was a principal cause of or resulted in the failure of the consummation of the transactions in the merger agreement; or

•	if the requisite approval of WMB’s stockholders is not obtained at the special meeting.

•	By ETE:

•	if WMB breaches any of its representations or warranties or fails to perform any of the covenants or agreements set forth in the merger agreement, and such breach or failure to perform (a) would give rise to the failure of a closing condition and (b) is incapable of being cured prior to the outside date; or

•	if WMB makes an adverse recommendation change or willfully and materially breaches its obligations in the merger agreement regarding the solicitation of acquisition proposals.

•	By WMB:

•	If either ETC or ETE breaches any of its representations or warranties or fails to perform any of its covenants or agreements set forth in the merger agreement, and such breach or failure to perform (a) would give rise to the failure of a closing condition and (b) is incapable of being cured prior to the outside date; or

•	at any time prior to obtaining the requisite approval of WMB stockholders in order to accept a superior proposal, provided that WMB simultaneously enters into an associated alternative acquisition agreement and pays the applicable termination fee to ETE pursuant to the merger agreement (as described below).

Effect of Termination

If the merger agreement is validly terminated there will be no liability or obligation on the part of ETC, ETE or WMB to the other parties except as related to the confidentiality of information, termination fees and certain other provisions of the merger agreement, and provided that (a) no party will be relieved from liability for any willful and material breach of any provision of the merger agreement and (b) the confidential disclosure agreement dated as of July 16, 2015, between ETE and WMB, shall survive such termination in accordance with its terms.

Termination Fees and Expenses

If the merger agreement is terminated:

•	by ETC or ETE following the failure of WMB stockholders to approve the merger proposal at the special meeting, then WMB will reimburse ETE for all out-of-pocket fees and expenses incurred in connection with the merger, up to $50.0 million;

•	by ETE or WMB due to the breach by the other party of its representations, warranties, covenants or agreements as set forth in the merger agreement, then the breaching party will reimburse all out-of-pocket fees and expenses incurred by the other party in connection with the merger, up to $100.0 million.

WMB will pay ETE a termination fee equal to $1.48 billion, if:

•	WMB terminates the merger agreement to accept a superior proposal;

•	ETE terminates the merger agreement due to a change in the WMB Board’s recommendation of the merger to WMB stockholders;

•	ETE terminates the merger agreement due to a breach by WMB of its non-solicitation obligations; or

•	(a) after the date of the merger agreement and prior to the special meeting, a takeover proposal is publicly announced, publicly disclosed or otherwise communicated to WMB, which takeover proposal shall not be withdrawn for at least seven business days prior to the special meeting, (b) thereafter, the merger agreement is terminated (i) by either ETE or WMB following the failure of WMB stockholders to approve the Merger Proposal at the special meeting, (ii) by either ETE or WMB for a failure to consummate the merger on or before the outside date, or (iii) by ETE following a breach by WMB of its covenants or agreements not to solicit a takeover proposal, to hold the special meeting, to aid in the preparation of the prospectus/proxy statement or to negotiate with ETE for three business days after informing ETE of a superior proposal and (c) WMB enters into a definitive agreement with respect to a transaction contemplated by a takeover proposal or consummates a takeover proposal within 12 months of the date the merger agreement is terminated.

In the event such a termination fee is paid as described above, payment of such fee is ETC and ETE’s sole and exclusive remedy against WMB and its affiliates, except in the case of a willful and material breach by WMB of certain provisions in the merger agreement.

ETE will reimburse WMB $410 million in respect of a portion of the termination fee payable by WMB to WPZ to terminate the WPZ merger agreement and to reimburse WMB’s expenses in an amount up to $100 million if certain conditions to WMB’s obligation to consummate the merger have not been satisfied and the merger agreement is terminated by ETE or WMB: (i) due to a permanent injunction or final, non-appealable governmental order or action being in effect, (ii) ETE or ETC’s breach of any of its representations, warranties, covenants, or agreements set forth in the merger agreement, or (iii) the failure to consummate the merger within the outside date in certain circumstances.

Amendment and Modification

The merger agreement may be amended by the parties at any time before the approval of the merger agreement by WMB stockholders, in writing signed on behalf of each of the parties, provided that: (a) after any approval of the transactions contemplated by the merger agreement by WMB stockholders, there may not be, without further approval of such stockholders, any amendment of the merger agreement that requires further approval by the WMB stockholders; and (b) certain provisions may not be amended, supplemented, waived or otherwise modified in any manner that impacts or is otherwise adverse to the sources of financings for the transactions, without prior written consent of such sources.

At any time prior to the effective time, the parties may, to the extent legally allowed (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in the merger agreement or other documents delivered in connection therewith or (c) waive compliance with any of the agreements or conditions contained in the merger agreement, provided that after any approval of the transactions contemplated by the merger agreement by WMB stockholders, there may not be, without further approval of such stockholders, any extension or waiver of the merger agreement or any portion thereof that requires further approval by the WMB stockholders.

Governing Law; Jurisdiction

The merger agreement is governed by and will be construed in accordance with the laws of the State of Delaware without regard to any applicable conflicts of law. The parties agree that any action or proceeding in respect to any claim arising out of or related to the merger agreement or the transactions contemplated thereby will be brought exclusively in the Court of Chancery of the State of Delaware (or if such court declines to accept jurisdiction over a particular matter, any state or Federal court within the state of Delaware).

Specific Performance

The parties have agreed in the merger agreement that irreparable damage would occur and that monetary damages, even if available, would not be an adequate remedy in the event that any of the provisions of the merger agreement are not performed in accordance with their specific terms or are otherwise breached. The parties have agreed that they will be entitled to specific performance of the terms of the merger agreement, including an injunction or injunctions to prevent breaches of the merger agreement and to enforce specifically the performance of its terms and provisions without proof of actual damages. The parties have further agreed not to assert that (a) a remedy of specific enforcement is unenforceable, invalid, contrary to law or inequitable for any reason, (b) that a remedy of monetary damages or other remedies at law would provide an adequate remedy for any breach, or (c) that either party is required to obtain, furnish or post any bond or security as a condition to obtaining specific performance.

Appraisal Rights

Shares of WMB common stock outstanding immediately prior to the effective time that are held by any WMB stockholder who has not voted in favor of the merger and who is entitled to demand and properly demands appraisal of such shares pursuant to Section 262 of the DGCL (and who does not fail to perfect or otherwise effectively withdraw their demand or waive or lose the right to appraisal) (which shares we refer to as “appraisal shares”) will not be converted into or represent the right to receive the merger consideration. Instead, holders of appraisal shares who have properly perfected their appraisal rights will be entitled to receive payment in cash of the fair value of the shares of WMB common stock held by them in accordance with Section 262 of the DGCL and as determined by the Delaware Court of Chancery, exclusive of any element of value arising from the accomplishment or expectation of the merger. The fair value as determined by such court could be more than, the same as, or less than the value of the merger consideration. If a holder who wishes to exercise appraisal rights fails to perfect, or waives, effectively withdraws, or loses, such holder’s right to appraisal under the DGCL, whether before or after the effective time, then each share of WMB common stock held by such holder shall not be treated as an appraisal share and shall be converted into and become exchangeable only for the right to receive the merger consideration, without interest, in accordance with the terms and conditions of the merger agreement as if such share had never been an appraisal share. For the avoidance of doubt, if declared, the pre-merger special dividend will be payable to all record holders of issued and outstanding shares of WMB common stock immediately prior to the effective time (contingent on the consummation of the merger) regardless of whether such holders demand appraisal of their shares pursuant to Section 262 of the DGCL.

A detailed description of the appraisal rights available to holders of WMB common stock and the procedures required to exercise statutory appraisal rights is included in the section titled “Appraisal Rights,” on page 239 of this proxy statement/prospectus and the text of Section 262 of the DGCL as in effect with respect to the merger, which is included in Annex E to this proxy statement/prospectus. You are encouraged to read the provisions carefully and in their entirety. Moreover, due to the complexity of the procedures for exercising the right to seek appraisal, WMB stockholders who are considering exercising such rights are encouraged to seek the advice of legal counsel.

Contribution Agreement

Concurrently with the effective time of the GP merger, ETC, ETE and ETE GP will execute the contribution agreement to effect the WMB Contribution and GP Contribution in exchange for the issuance by ETE of a number of ETE Class E units equal to (i) the number of ETC common shares issued to the WMB stockholders in the merger plus (ii) the number of ETC common shares issued to ETE in consideration for the Parent Cash Deposit.

The contribution agreement will also provide that ETE will indemnify ETC against all losses (other than income taxes) suffered or incurred by ETC resulting from the consummation of the merger or otherwise, whether before or after the effective time. In addition, ETE will also be required under the contribution agreement to indemnify ETC for any taxes incurred by ETC for each taxable year ending on or before December 31, 2018.

CCR AGREEMENT

Under the terms of the merger agreement, each ETC common share issued in the merger, including the ETC common shares issued to ETE in respect of the Parent Cash Deposit, will have attached to it one CCR. See the section titled “The Merger Agreement—Merger Consideration” beginning on page 185 of this proxy statement/prospectus. The CCR agreement entitles such holder to ETC common shares or cash payments, at ETE’s election, should the ETE common units VWAP be greater than the ETC common shares VWAP for the measurement period.

The rights of holders of ETC common shares with respect to the CCRs will be governed by and subject to the terms and conditions of the CCR agreement to be entered into between ETE, ETC and a rights agent appointed by ETE and ETC at the closing of the merger. The following summary describes the material provisions of the CCR agreement. This summary may not contain all of the information about CCRs that is important to you. The form of CCR agreement is attached as Annex B to this proxy statement/prospectus and is incorporated by reference into this proxy statement/prospectus, and you are encouraged to read it carefully for a more complete understanding of the CCRs.

The CCRs are not equity or voting securities of ETC, do not represent ownership interests in ETC, and CCR holders are not entitled to any rights of any voting or equity security or other ownership interest of ETC, ETE or any entity affiliated with ETC or ETE, either at law or in equity. No interest or dividends shall accrue on any amounts payable in respect of the CCRs. The rights of CCR holders are limited to those expressly provided for in the CCR agreement.

Terms

ETC Common Shares VWAP Equal To or Greater Than ETE Common Units VWAP

If the ETC common shares VWAP is equal to or greater than the ETE common units VWAP for the measurement period (such difference being referred to herein as the “excess amount”), then each outstanding CCR will be immediately and automatically cancelled and no consideration of any kind delivered in respect thereof.

Furthermore, ETC will transfer to ETE, as an adjustment to the number of ETE Class E units issued in the contribution, a number of ETE Class E units equal to (a) (i) the number of outstanding CCRs multiplied by (ii) a fraction, the numerator of which is the excess amount and the denominator of which is the settlement calculation VWAP, multiplied by (b) the ratio of ETE Class E units held by ETC and its subsidiaries over the number of ETC common shares outstanding (such ratio being referred to herein as the “CCR exchange ratio”).

ETC Common Shares VWAP Less Than ETE Common Units VWAP

If the ETC common shares VWAP is less than the ETE common units VWAP for the measurement period (such difference being referred to herein as the “shortfall amount”), then each outstanding CCR will be immediately and automatically cancelled and converted into the right to receive a shortfall payment. The shortfall payment will be, at ETE’s election, either:

•	a number of ETC common shares equal to the shortfall amount divided by the settlement calculation VWAP (“share payment”); or

•	an amount in cash equal to the shortfall amount (“cash payment”).

Scenario 1: ETE Elects Share Payment

If ETE elects the share payment option, ETE will issue to ETC a number of ETE Class E units equal to the product of (a) the CCR exchange ratio, multiplied by (b) the aggregate number of ETC common shares to be issued to CCR holders pursuant to the shortfall amount.

No fractional ETC common shares will be issued upon conversion of the CCRs, and such CCR holders will receive cash in lieu of a fractional share. The paying agent will first determine the excess of (i) the number of full ETC common shares equal to the number of outstanding CCRs, multiplied by the shortfall amount and divided by the settlement calculation VWAP, over (ii) the aggregate number of full ETC common shares to be distributed to the CCR holders; and sell such excess at then prevailing prices on the NYSE. The net proceeds of such sales will be distributed to such CCR holders, less any reasonable and customary commissions, transfer taxes and reasonable out-of-pocket transaction costs and expenses incurred in connection with the sales. There are no agreements in place regarding the registration of the ETC common shares that ETE may elect to issue in settlement of the CCRs; nonetheless, ETC currently intends to register the resale of such shares following their issuance.

Scenario 2: ETE Elects Cash Payment

If ETE elects the cash payment option:

•

ETE will purchase from ETC, and ETC shall issue to ETE, a number of ETC common shares equal to (a) the shortfall amount multiplied by the number of outstanding CCRs, divided by (b) the settlement calculation VWAP; and

•

ETE will issue to ETC, as an adjustment to the consideration issued to ETC in respect of the WMB Contribution, a number of ETE Class E units equal to the value of the aggregate cash payment received by the CCR holders, which is the product of (a) the CCR exchange ratio, multiplied by (b) the number of ETC common shares issued to ETE as described in the immediately preceding bullet.

Notwithstanding the above, the aggregate cash payment cannot exceed an amount of cash equal to (a) the product of the value of the merger consideration as of the closing date and 55%, minus (b) the sum of (i) the pre-merger special dividend, (ii) the cash component (as defined in the merger agreement, see the section titled “The Merger Agreement—Proration” beginning on page 186 of this proxy statement/prospectus), (iii) the aggregate amount of cash paid to former holders of WMB common stock in lieu of issuing fractional ETC common shares and (iv) the aggregate amount of cash paid in respect of appraisal shares (such sum being referred to herein as the “maximum CCR cash”). See the section titled “Appraisal Rights” beginning on page 239 of this proxy statement/prospectus. If the aggregate cash payment exceeds the maximum CCR cash, then any difference will be paid in ETC common shares valued at the settlement calculation VWAP. ETE will issue to ETC, as an adjustment to the consideration issued to ETC in respect of the WMB Contribution, a number of ETE Class E units equal to the product of (i) the CCR exchange ratio multiplied by (ii) the aggregate number of ETC common shares issued as payment to CCR holders should the maximum CCR cash threshold be exceeded.

As used herein, “settlement calculation VWAP” means (a) the sum of the daily dollar volume-weighted average price for the ETC common shares on the NYSE for the five trading days starting with the first trading day after the second anniversary of the closing date, divided by (b) five.

Early Cancellation of CCRs

The CCRs will be automatically cancelled and extinguished, without consideration of any kind being delivered, and ETE, ETC and the rights agent will have no further obligations with respect to the CCRs, in the event that both of the following exist at any time during the period between the start date and the end date:

•	the daily dollar VWAP for ETC common shares is greater than the daily dollar VWAP for ETE common units for twenty consecutive trading days; and

•

the average daily dollar VWAP for ETC common shares is equal to or greater than the average daily dollar VWAP for ETE common units for a period beginning on the twenty-first trading day after the closing date and ending on the twentieth such trading day as mentioned above (the “cancellation date”).

Illustrative Examples of the CCR Terms

Set forth below are several examples illustrating the impact of varying ETC common shares VWAP and ETE common units VWAP values on the consideration delivered to CCR holders and/or resulting in the cancellation of the CCRs. The examples are purely hypothetical and only are intended to provide investors an illustrative example of: (i) how the consideration paid to CCR holders (if any) will be determined or (ii) when the CCRs will be cancelled. The ETE common units VWAP used in the examples is based on the average ETE common units VWAP for the 30 trading days immediately prior to and including March 22, 2016 (rounded up from $6.9363 to $7.00) and do not represent a likely actual ETE common units VWAP. Furthermore, since the ETC common shares are not yet publicly traded, the ETC common shares VWAP values used in these examples are purely hypothetical and are not intended to provide any assurance as to the value at which the ETC common shares will publicly trade. Some numbers stated in these examples have been rounded to the nearest 2 decimal places for purposes of presentation, but exact values were used in the calculations listed below.

Example 1: ETC Common Shares VWAP Equal to or Greater Than ETE Common Units VWAP

Assuming that:

•	the ETC common shares VWAP is $7.25 and the ETE common units VWAP is $7.00 for the measurement period (resulting in an excess amount of $0.25);

•	the settlement calculation VWAP is $7.25;

•

the number of outstanding CCRs is 1,140,000,000 (calculated based on 750,065,665 shares of WMB common stock outstanding as of December 31, 2015, each converted into 1.5274 ETC common shares with attached CCRs, rounded down to the nearest ten million); and

•	the CCR exchange ratio is 1.00;

then each outstanding CCR will be immediately and automatically cancelled and no consideration delivered to CCR holders, and ETC will transfer to ETE, as an adjustment to the number of ETE Class E units issued in the WMB Contribution, 39,310,344.83 ETE Class E units (1,140,000,000 multiplied by a fraction equal to $0.25 divided by $7.25, multiplied by 1.00).

Example 2: ETC Common Shares VWAP Less Than ETE Common Units VWAP, and ETE Elects Share Payment

Assuming that:

•	the ETC common shares VWAP is $6.75 and the ETE common units VWAP is $7.00 for the measurement period (resulting in a shortfall amount of $0.25);

•	the settlement calculation VWAP is $6.75;

•

the number of outstanding CCRs is 1,140,000,000 (calculated based on 750,065,665 shares of WMB common stock outstanding as of December 31, 2015, each converted into 1.5274 ETC common shares with attached CCRs, rounded down to the nearest ten million);

•	the CCR exchange ratio is 1.00;

•	ETE elects the share payment option; and

•	the prevailing price of ETC common shares on the NYSE is $6.75;

then (i) each outstanding CCR will be immediately and automatically cancelled and converted into the right to receive 0.037 ETC common shares ($0.25 divided by $6.75); and (ii) ETE will issue to ETC 42,222,222.22 ETE Class E units (1.00 multiplied by 42,222,222.22).

Further assuming that the fractional ETC common shares that would have been issued to CCR holders upon conversion of the CCRs would have totalled 2,222 ETC common shares in the aggregate based on the calculations above;

then no fractional ETC common shares will be issued upon conversion of the CCRs, and such CCR holders will receive an aggregate amount of approximately $15,000 in cash in lieu of the fractional ETC common shares (2,222 multiplied by $6.75), less any reasonable and customary commissions, transfer taxes and reasonable out-of-pocket transaction costs and expenses incurred in connection with the sales.

Example 3: ETC Common Shares VWAP Less Than ETE Common Units VWAP, and ETE Elects Cash Payment

Assuming that:

•	the ETC common shares VWAP is $6.75 and the ETE common units VWAP is $7.00 for the measurement period (resulting in a shortfall amount of $0.25);

•	the settlement calculation VWAP is $6.75;

•	the number of outstanding CCRs is 1,140,000,000 (calculated based on 750,065,665 shares of WMB common stock outstanding as of December 31, 2015, each converted into 1.5274 ETC common shares with attached CCRs, rounded down to the nearest ten million);

•	the CCR exchange ratio is 1.00; and

•	ETE elects the cash payment option;

then (i) each outstanding CCR will be immediately and automatically cancelled and converted into the right to receive $0.25 (the shortfall amount); (ii) ETE will purchase from ETC, and ETC will issue to ETE, 42,222,222.22 ETC common shares ($0.25 multiplied by 1,140,000,000, divided by $6.75); and (iii) ETE will issue to ETC, as an adjustment to the consideration issued to ETC in respect of the WMB Contribution, 42,222,222.22 ETE Class E units (1.00 multiplied by 42,222,222.22).

Example 4: Early Cancellation of CCRs

Assuming that:

•	the closing date is June 1, 2016;

•	the daily dollar VWAP for the ETC common shares is greater than the daily dollar VWAP for the ETE common units for 20 consecutive trading days between March 1, 2017 and March 28, 2017; and

•	for the period beginning on June 30, 2016 (the 21st trading day after the closing) and ending on March 28, 2017: (i) the average daily dollar VWAP for the ETC common shares is $7.25 and (ii) the average daily dollar VWAP for the ETE common units is $7.00;

then the CCRs will be automatically cancelled and extinguished, with no consideration delivered to CCR holders.

Transfer

The CCRs are stapled to the ETC common shares and are not separable. Until the earlier of the cancellation date and the end date, the surrender for transfer of any certificate evidencing ETC common shares shall also constitute the transfer of the CCRs associated with such shares, and the registration of transfer of ownership of any uncertificated ETC common shares in respect of which CCRs have been issued shall also constitute transfer of the CCRs associated with such shares.

Payment Date

The payment date of the CCRs is five business days following the settlement date, which itself is the fifth trading day after the end date.

Payment Procedures

Prior to the payment date, ETC will appoint a bank or trust company to act as the paying agent responsible for paying CCR holders any payments owed pursuant to the terms of the CCRs. Prior to the payment date, ETC will deposit with the paying agent either (a) the number of ETC common shares sufficient to pay the aggregate number of ETE common shares issuable (including excess shares) or (b) the aggregate cash payment. The paying agent will then deliver cash or ETC common shares to CCR holders sufficient to pay all consideration then due to them.

If ETE, ETC or any of their respective subsidiaries or affiliates shall at any time act as the paying agent, it will segregate and hold in trust for the benefit of the CCR holders all sums or securities held for the payment of the CCRs until the payment date, and will promptly notify the rights agent of any default by ETC in making payment on the CCRs.

ETC will cause the paying agent to execute and deliver to the rights agent an instrument in which the paying agent will agree to (i) hold all sums or securities held by it for payment of any amount payable on the CCRs in trust for the benefit of the CCR holders until such sums or securities are paid to such holders or otherwise disposed of as provided in the CCR agreement, and will notify the rights agent of the sums or securities so held and (ii) will notify the rights agent of any failure by ETC to make payment, or cause payment to be made, on the CCRs when they become due and payable. Payment shall be made in either: (i) U.S. currency or (ii) ETC common shares.

Any cash or securities held by the rights agent, paying agent, ETE, ETC or any of their respective affiliates, in trust for the payment on any CCR and remaining unclaimed for one year after the payment date will be paid or returned to ETC. The holder of such CCR, as an unsecured general creditor, can only look to ETE for payment under the CCR, and all liabilities of the rights agent with regard to such trust money or securities will cease.

The rights agent and paying agent will be entitled to deduct and withhold from ETC common shares or cash amounts otherwise payable to CCR holders such amounts required to be deducted or withheld under the Code, or any applicable tax law, and such withheld amounts will be treated for the purposes of the CCR agreement as having been paid to CCR holders. The parties to the CCR agreement have agreed to cooperate in good faith to reduce or eliminate any deduction or withholding with respect to payments made pursuant to the CCR agreement.

Amendments

Amendment Without Consent of CCR Holders

Without the consent of any CCR holders, ETE, ETC and the rights agent may amend the CCR agreement for any of the following purposes:

•	to evidence the succession of another person as a successor rights agent, and the assumption by any such successor of the covenants of the rights agent in the CCR agreement;

•	to evidence the succession of another person to ETC, and the assumption by any such successor of the covenants of ETC in the CCR agreement;

•	to evidence the succession of another person to ETE, and the assumption by any such successor of the covenants of ETE in the CCR agreement;

•	to add to ETE’s and ETC’s covenants such further covenants, restrictions, conditions or provisions as the ETE GP board, the ETC GP Board and the rights agent shall considered to be for the protection of CCR holders, and to make the occurrence, or the occurrence and continuance, of a default in any such additional covenants, restrictions or conditions permitting the enforcement of all or any of the several remedies provided in the CCR agreement;

•	to cure any ambiguity, or to correct or supplement any provision in the CCR agreement that may be defective or inconsistent with any other provision in the CCR agreement, provided that such provisions shall not materially reduce the benefits of the CCR agreement or the CCRs to CCR holders;

•	to make any other provisions with respect to matters or questions arising under the CCR agreement, provided that such provisions shall not adversely affect the interests of the CCR holders in any material respect; or

•	to make any change that is not adverse in any material respect to the interests of the CCR holders.

Amendment With Consent of CCR Holders
With the consent of the conflicts committee of the ETC GP Board, ETE and the rights agent may amend the CCR agreement or the CCRs for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the CCR agreement or the CCRs or modifying in any manner the rights of the CCR holders under the CCR agreement or to the CCRs; provided, however, that no such amendment shall, without the consent of each affected CCR holder:

•	modify in a manner materially adverse to any CCR holder, relative to all other holders (i) any provision in the CCR agreement with respect to the termination of the CCR agreement or the CCRs, or (ii) the time for payment and amount of any shortfall payment or otherwise modify any other payment term or payment date;

•	reduce the number of CCRs, the consent of whose holders is required for any such amendment; or

•	modify any of the provisions of the CCR agreement regarding amendments to the CCR agreement with the consent of CCR holders, except to increase the percentage of outstanding CCRs required for an amendment or to provide that certain other provisions of the CCR agreement cannot be modified or waived without the consent of each affected CCR holder.

Governing Law

The CCR agreement will be governed by Delaware law without regard to conflicts of laws principles.

Termination of the CCR Agreement

The CCR agreement will terminate, and the parties to the CCR agreement will have no liabilities under it, upon the earliest of (i) the cancelation date, (ii) the automatic termination of the CCRs where the ETC common shares VWAP is less than ETE common units VWAP or (iii) ETC having paid or deposited with the rights agent all cash amounts or ETC common shares payable to the CCR holders and such cash amounts or shares have in fact been delivered to CCR holders; provided, however, that in the case of any termination of the CCR agreement, the provisions on unclaimed cash or securities, tax withholdings and the provisions relating to the rights agent, as well as certain other general provisions, will survive.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The unaudited pro forma condensed combined statements of continuing operations for the fiscal year ended December 31, 2015 have been prepared to illustrate the estimated effects of the merger transactions as if the merger transactions were completed on January 1, 2015.

The unaudited pro forma condensed combined balance sheet as of December 31, 2015 has been prepared to illustrate the estimated effects of the merger transactions as if the merger transactions were completed on December 31, 2015. The unaudited pro forma condensed combined balance sheet also reflects “ETC Pro Forma Adjustments,” which portray the consolidation of ETE into ETC.

The unaudited pro forma condensed combined financial statements have been presented for informational purposes only. The pro forma information is not necessarily indicative of what ETC’s financial position or results of operations actually would have been had the proposed combination between ETC and WMB been completed as of the dates indicated. In addition, the unaudited pro forma condensed combined financial statements do not purport to project the future financial position or operating results of ETC.

The unaudited pro forma adjustments, which ETC believes are reasonable under the circumstances, are preliminary and are based upon available information and certain assumptions described in the accompanying notes to the unaudited pro forma condensed combined financial information. Actual results and valuations may differ materially from the assumptions within the accompanying unaudited pro forma condensed combined financial information.

The pro forma financial statements have been prepared using the purchase method of accounting under existing U.S. GAAP standards. ETC has been treated as the acquirer in the combination for accounting purposes. The acquisition accounting is dependent upon certain valuations and other studies that have yet to progress to a stage where there is sufficient information for a definitive measurement. ETC intends to complete the valuations and other studies upon completion of the combination as soon as practicable within the measurement period in accordance with ASC 805, but in no event later than one year following the closing date. The assets and liabilities of WMB have been measured based on various preliminary estimates using assumptions that ETC believes are reasonable based on information that is currently available. Accordingly, the pro forma adjustments are preliminary and have been made solely for the purpose of providing pro forma financial statements prepared in accordance with the rules and regulations of the SEC. Differences between these preliminary estimates and the final accounting will occur and these differences could have a material impact on the accompanying pro forma financial statements and the combined company’s future results of operation and financial position.

In addition, the unaudited pro forma condensed combined financial statements do not reflect any cost savings, operating synergies or revenue enhancements that the combined company may achieve as a result of the completion of the merger transactions, the costs to integrate the operations of ETE, the ETE Entities and WMB or the costs necessary to achieve these cost savings, operating synergies and revenue enhancements.

The unaudited pro forma condensed combined financial statements, including the notes thereto, should be read in conjunction with the historical consolidated financial statements and related notes of ETE that are included in this proxy statement/prospectus and the historical consolidated financial statements and related notes of WMB that are incorporated by reference into this proxy statement/prospectus, as well as the section titled “Summary—Recent Developments” beginning on page 19 of this proxy statement/prospectus, which includes a description of facts and circumstances occurring subsequent to the date the parties executed the merger agreement.

ENERGY TRANSFER CORP LP

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

December 31, 2015

(in millions)

	ETE Historical	ETC Pro Forma Adjustments	ETC Pre-Merger Pro Forma	WMB Historical	WMB Pro Forma Adjustments		ETC Post-Merger Pro Forma
ASSETS

CURRENT ASSETS:

Cash and cash equivalents	$606	$—	$606	$100	$—		$706
Accounts receivable, net	2,519	—	2,519	1,041	(5)	a	3,555
Inventories	1,636	—	1,636	127	—		1,763
Other current assets	649	—	649	259	—		908

Total current assets	5,410	—	5,410	1,527	(5)		6,932

PROPERTY, PLANT AND EQUIPMENT, net	48,683	—	48,683	29,579	(4,128)	b	74,134
ADVANCES TO AND INVESTMENTS IN UNCONSOLIDATED AFFILIATES	3,462	—	3,462	7,336	2,369	b	13,167
GOODWILL	7,473	—	7,473	47	15,412	b	22,932
INTANGIBLE ASSETS, net	5,431	—	5,431	9,970	1,383	b	16,784
OTHER NON-CURRENT ASSETS, net	730	—	730	561	—		1,291

Total assets	$71,189	$—	$71,189	$49,020	$15,031		$135,240

ENERGY TRANSFER CORP LP

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

December 31, 2015

(in millions)

	ETE Historical	ETC Pro Forma Adjustments	ETC Pre-Merger Pro Forma	WMB Historical	WMB Pro Forma Adjustments		ETC Post-Merger Pro Forma
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Accounts payable	$2,302	$—	$2,302	$744	$(5)	a	$3,041
Accrued and other current liabilities	2,477	—	2,477	1,078	—		3,555
Commercial paper	—	—	—	499	—		499
Current maturities of long-term debt	131	—	131	176	—		307

Total current liabilities	4,910	—	4,910	2,497	(5)		7,402

LONG-TERM DEBT, less current maturities	36,837	—	36,837	23,812	5,992	c	62,260
					(4,381)	b
DEFERRED INCOME TAXES	4,590	—	4,590	4,218	5,244	b	14,052
OTHER NON-CURRENT LIABILITIES	1,206	—	1,206	2,268	—		3,474
COMMITMENTS AND CONTINGENCIES
REDEEMABLE NONCONTROLLING INTEREST	15	—	15	—	—		15
PREFERRED UNITS OF SUBSIDIARY	33	—	33	—	—		33

EQUITY:
Stockholders’ equity	—	—	—	6,590	9,129	c	15,719
Partners’ capital	(932)	932	—	—	—		—
Accumulated other comprehensive income (loss)	—	—	—	(442)	442	b	—

Total partners’ capital and stockholders’ equity	(932)	932	—	6,148	9,571		15,719
Noncontrolling interest	24,530	(932)	23,598	10,077	(1,390)	b	32,285

Total equity	23,598	—	23,598	16,225	8,181		48,004

Total liabilities and equity	$71,189	$—	$71,189	$49,020	$15,031		$135,240

ENERGY TRANSFER CORP LP

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF CONTINUING OPERATIONS

For the Year Ended December 31, 2015

(in millions, except per share data)

	ETE Historical	WMB Historical	WMB Pro Forma Adjustments		ETC Pro Forma Financials
REVENUES	$42,126	$7,360	$(28)	a	$49,458

COSTS AND EXPENSES:
Cost of products sold	34,009	1,779	(28)	a	35,760
Operating expenses	2,661	1,655	—		4,316
Depreciation, depletion and amortization	2,079	1,738	(154)	e	3,663
Selling, general and administrative	639	741	223	f	1,603
Impairment losses	339	1,307	—		1,646
Other	—	(86)	—		(86)

Total costs and expenses	39,727	7,134	41		46,902

OPERATING INCOME	2,399	226	(69)		2,556
OTHER INCOME (EXPENSE):
Interest expense, net of interest capitalized	(1,643)	(1,044)	(330)	g	(3,017)
Equity in earnings of unconsolidated affiliates	276	335	(151)	e	460
Impairment of equity method investments	—	(1,359)	—		(1,359)
Gains on interest rate derivatives	(18)	—	—		(18)
Other, net	(21)	129	—		108

INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAX EXPENSE	993	(1,713)	(550)		(1,270)
Income tax expense (benefit) from continuing operations	(100)	(399)	326	h	(173)

INCOME (LOSS) FROM CONTINUING OPERATIONS	$1,093	$(1,314)	$(876)		$(1,097)

(LOSS) FROM CONTINUING OPERATIONS PER COMMON SHARE—basic and diluted					$(0.20)	i

ENERGY TRANSFER CORP LP

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

(Tabular dollar and share/unit amounts, except per share/unit data, are in millions)

a.	To eliminate intercompany balances and transactions between ETE and WMB.

b.	To record the impacts of applying the purchase method of accounting to the merger transactions. These pro forma adjustments are based on management’s preliminary estimates, which may change prior to the completion of the final valuation. The calculation of the estimated purchase price or the estimated fair values ultimately recorded for assets (including goodwill) and liabilities may differ materially from those reflected in the unaudited pro forma condensed combined balance sheet, and any such changes could cause our actual results to differ materially from those presented in the unaudited pro forma condensed consolidated statements of operations.

In addition, goodwill may also be impacted by changes in WMB’s number of outstanding shares and changes in the trading price of ETE’s common units, as such changes would impact the fair value of the total consideration to be paid. An increase or decrease of $1 in the trading price of ETE’s common units would result in a corresponding increase or decrease in goodwill of approximately $1.14 billion.

The following table summarizes the assumed allocation of the purchase price among the assets acquired and liabilities assumed:

Current assets	$1,527
Property, plant and equipment	25,452
Advances to and investments in unconsolidated affiliates	9,705
Goodwill	15,459
Intangible assets	11,353
Other non-current assets	561

64,057

Current liabilities	2,497
Long-term debt, less current maturities	19,431
Deferred income taxes	9,462
Other non-current liabilities	2,268
Noncontrolling interest	8,688

42,346

Total consideration (see note c. below)	$21,711

Deferred income taxes related to purchase accounting adjustments are based on an assumed rate of 37%.

The pro forma adjustment to noncontrolling interest is based on the trading price of WPZ’s common units multiplied by the number of WPZ’s outstanding common units, excluding the WPZ common units owned by WMB.

c.	The following is a preliminary estimate of the cash consideration to be paid by ETC with proceeds from the Parent Cash Deposit made by ETE:

Total WMB shares assumed to convert to ETC shares	749
Cash consideration per WMB share	$8

$5,992

The following is a preliminary estimate of the equity consideration to be paid by ETC:

Total WMB shares assumed to convert to ETC shares	749
WMB share conversion rate	1.5274

ETC shares assumed to be issued	1,144
ETE closing price as of December 31, 2015	$13.74

Assumed fair value of equity consideration	$15,719

Total Consideration	$21,711

d.	Adjustments to record the combination of ETC and ETE based on the expectation that ETC will consolidate ETE upon the closing of the merger transactions.

e.	To record incremental depreciation and amortization related to estimated fair values recorded in purchase accounting. Depreciation expense is estimated based on a weighted average useful life of 35 years. Amortization is estimated based on a weighted average life of 30 years for intangible assets, as well as the excess fair value related to investments in unconsolidated affiliates.

f.	To record expense related to awards expected to be granted to officers, directors and eligible service providers of ETC and its affiliates under the Energy Transfer Corp LP 2016 Long-Term Incentive Plan. The pro forma adjustment amount is based on a total assumed grant-date fair value for such awards of approximately $1.1 billion and an assumed vesting period of five years.

g.	To record interest expense at ETE’s actual rate of 5.5% from borrowings of approximately $5.99 billion in connection with the merger transactions.

h.	To record income tax expense adjustments related to the pro forma income attributable to ETC from its investment in ETE, using an assumed effective tax rate of 37%.

i.	Pro forma income from continuing operations per ETC common share is calculated as follows:

Year Ended December 31, 2015
Loss from continuing operations	$(1,097)
Less: Income from continuing operations attributable to noncontrolling interest in ETP	96
Less: Loss from continuing operations attributable to noncontrolling interest in WPZ	(743)
Less: Loss from continuing operations attributable to noncontrolling interest in ETE	(217)

Loss attributable to ETC	$(233)

Assumed weighted average number of ETC common shares outstanding	1,144

Loss from continuing operations per common share—basic and diluted	$(0.20)

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a general discussion of the material U.S. federal income tax consequences of the merger to U.S. holders (as defined below) of WMB common stock that exchange their shares of WMB common stock for any combination of cash and ETC common shares, including the CCR that will be attached to each ETC common share received, in the merger. The following discussion is based upon the Code, the U.S. Treasury regulations promulgated thereunder and judicial and administrative authorities, rulings and decisions, all as in effect as of the date of this proxy statement/prospectus. These authorities may change, possibly with retroactive effect, and any such change could affect the accuracy of the statements and conclusions set forth in this discussion. This discussion assumes that the merger will be completed in accordance with the merger agreement and as further described in this proxy statement/prospectus. This discussion is not a complete description of all of the tax consequences of the merger and, in particular, does not address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, nor does it address any tax consequences arising under the laws of any state, local or foreign jurisdiction, or under any U.S. federal laws other than those pertaining to income tax.

The following discussion applies only to U.S. holders (as defined below) of shares of WMB common stock who hold such shares as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). Further, this discussion does not purport to consider all aspects of U.S. federal income taxation that might be relevant to U.S. holders in light of their particular circumstances and does not apply to U.S. holders subject to special treatment under the U.S. federal income tax laws, such as, for example, dealers or brokers in securities, commodities or foreign currencies, traders in securities that elect to apply a mark-to-market method of accounting, banks and certain other financial institutions, insurance companies, mutual funds, tax-exempt organizations, holders subject to the alternative minimum tax provisions of the Code, partnerships, S corporations or other pass-through entities or investors in such entities, regulated investment companies, real estate investment trusts, U.S. expatriates, holders whose functional currency is not the U.S. dollar, holders who hold shares of WMB common stock as part of a hedge, straddle, constructive sale or conversion transaction or other integrated investment, holders who acquired WMB common stock pursuant to the exercise of employee stock options, through a tax qualified retirement plan or otherwise as compensation, holders who exercise appraisal rights, or holders who actually or constructively own more than 5% of WMB common stock.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of WMB common stock that is for U.S. federal income tax purposes (1) an individual citizen or resident of the United States, (2) a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, organized in or under the laws of the United States or any state thereof or the District of Columbia, (3) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes or (4) an estate, the income of which is includible in gross income for U.S. federal income tax purposes, regardless of its source.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds WMB common stock, the tax treatment of a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Any entity treated as a partnership for U.S. federal income tax purposes that holds WMB common stock, and any partners in such partnership, should consult their own independent tax advisors regarding the tax consequences of the merger to them in light of their specific circumstances.

Determining the actual tax consequences of the merger to you may be complex and will depend on your specific situation and on factors that are not within our control. You should consult your own independent tax advisor as to the specific tax consequences of the merger to you in light of your particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local, foreign and other tax laws and of changes in those laws. Holders that are not U.S. persons for U.S. federal income tax purposes should consult their own independent tax advisors regarding the possibility that any cash consideration payable to them pursuant to the merger may be subject to U.S. federal income tax withholding at a rate of 30%.

The obligation of WMB to complete the merger is conditioned, among other things, upon the receipt by WMB of a written opinion from Cravath, Swaine & Moore LLP, special counsel to WMB, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. The obligation of ETC to complete the merger is conditioned, among other things, upon the receipt by ETC of a written opinion from Latham & Watkins LLP, special counsel to ETC, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In the event that WMB or ETC were to waive its respective opinion condition and the change in tax consequences were material, the parties would recirculate this document to resolicit stockholder approval. In addition, in connection with the disclosure of the material U.S. federal income tax consequences of the merger in this proxy statement/prospectus, each of Cravath, Swaine & Moore LLP and Latham & Watkins LLP will deliver an opinion to WMB and ETC, respectively, to the same effect as the opinions described above. Each of these opinions will be based on facts, representations, assumptions and exclusions set forth or referred to in such opinion. None of these opinions are binding on the IRS or the courts, and neither WMB nor ETC intends to request a ruling from the IRS regarding the U.S. federal income tax consequences of the merger. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position contrary to any of those set forth below. In addition, if any of the facts, representations, assumptions or exclusions upon which such opinions are based are inconsistent with the actual facts, the conclusions set forth in such opinions may be invalid. Unless otherwise noted, the remainder of this discussion assumes that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Consequences of the Merger

The parties intend to treat the merger as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code. Accordingly, the United States federal income tax consequences of the merger to a U.S. holder generally will depend on whether such holder exchanges its WMB common stock in any part for cash.

Exchange Solely for ETC Common Shares. If, pursuant to the merger, a U.S. holder exchanges its WMB common stock solely for ETC common shares, including the CCR that will be attached to each ETC common share received, such holder will not recognize any gain or loss on such exchange except in respect of cash received in lieu of a fractional ETC common share (as discussed below). The aggregate adjusted tax basis of the ETC common shares received in the merger (including fractional shares deemed received and redeemed as described below) will be equal to the aggregate adjusted tax basis of the shares of WMB common stock surrendered for the ETC common shares, and the holding period of the ETC common shares (including fractional shares deemed received and redeemed as described below) will include the period during which the WMB common stock was held.

Exchange for Cash or Exchange for ETC Common Shares and Cash. If, pursuant to the merger, a U.S. holder exchanges all or any portion of its WMB common stock for cash, then such cash will be treated as consideration received immediately prior to the merger in redemption of the WMB common stock surrendered for such cash consideration. In the redemption, a U.S. holder will recognize capital gain or loss equal to the difference between the amount of cash received and such holder’s adjusted tax basis in the shares of WMB common stock surrendered for such cash consideration (as designated by such holder). Such capital gain or loss generally will be long-term capital gain or loss if such holder’s holding period with respect to the WMB common stock surrendered for such cash consideration is more than one year at the effective time of the merger. Long-term capital gains of certain non-corporate taxpayers, including individuals, are currently subject to reduced rates of taxation. The deductibility of capital losses is subject to limitations. If, however, the cash received has the effect of the distribution of a dividend, the gain will be treated as a dividend to the extent of the holder’s ratable share of WMB’s current or accumulated earnings and profits as calculated for U.S. federal income tax purposes. See “—Possible Treatment of Cash as a Dividend” below.

If, pursuant to the merger, a U.S. holder exchanges all or any portion of its WMB common stock for a combination of cash and ETC common shares, including the CCR that will be attached to each ETC common share received, the aggregate adjusted basis of the ETC common shares received in the merger (including fractional shares deemed received and redeemed as described below) will be equal to the aggregate adjusted tax basis of the shares of WMB common stock surrendered in exchange for the ETC common shares (as designated by such holder), and the holding period of the ETC common shares (including fractional shares deemed received and redeemed as described below) will include the period during which the WMB common stock was held.

Possible Treatment of Cash as a Dividend. Gain recognized by a U.S. holder may be treated as a dividend for U.S. federal income tax purposes to the extent of such holder’s ratable share of WMB’s current and accumulated earnings and profits. In general, the determination of whether the gain recognized in the exchange will be treated as capital gain or as a dividend depends upon whether and to what extent the exchange reduces such holder’s deemed percentage share ownership of WMB prior to the merger. The gain recognized in the deemed redemption will be treated as capital gain if the deemed redemption is (1) “substantially disproportionate” with respect to such holder or (2) “not essentially equivalent to a dividend.”

The deemed redemption will generally be “substantially disproportionate” with respect to a U.S. holder if the percentage described in (2) below is less than 80% of the percentage described in (1) below. Whether the deemed redemption is “not essentially equivalent to a dividend” with respect to a U.S. holder will depend upon such holder’s particular circumstances. At a minimum, however, in order for the deemed redemption to be “not essentially equivalent to a dividend,” the deemed redemption must result in a “meaningful reduction” in such holder’s deemed percentage share ownership of WMB. In general, that determination requires a comparison of (1) the percentage of the outstanding shares of WMB that such holder is deemed actually and constructively to have owned immediately before the deemed redemption and (2) the percentage of the outstanding shares of WMB that is actually and constructively owned by such holder immediately after the redemption. This comparison will take into account the dilution of a holder’s deemed percentage share ownership of ETC resulting from the acquisition of ETC common shares by ETE pursuant to the merger agreement (as though ETE had instead acquired WMB common stock in connection with the redemption). In applying the above tests, a U.S. holder may, under the constructive ownership rules, be deemed to own stock that is owned by other persons or stock underlying a holder’s option to purchase in addition to the stock actually owned by such holder.

The IRS has ruled that a stockholder in a publicly held corporation whose relative stock interest is minimal (e.g., less than 1%) and who exercises no control with respect to corporate affairs is generally considered to have a “meaningful reduction” if that stockholder has a relatively minor (e.g., approximately 3%) reduction in its percentage stock ownership under the above analysis; accordingly, in such case, the gain recognized in the exchange by such a stockholder would be treated as capital gain.

These rules are complex and dependent upon the specific factual circumstances particular to each U.S. holder. Consequently, each U.S. holder should consult its own tax advisor as to the potential application of these rules to the particular facts relevant to such holder.

Contingent Consideration Rights. The CCRs will be issued pursuant to the terms of the CCR Agreement to be entered into among ETE, ETC and the rights agent. Pursuant to the terms and subject to the conditions set forth in the CCR Agreement, the CCRs represent the holder’s right to receive, subsequent to the merger, a certain number of additional ETC common shares or cash, at the option of ETE, in the event that the ETC common shares trade at a discount to the ETE common units on a daily volume-weighted average basis over the 23-month period following the 20th trading day after the closing of the merger. Each CCR will (1) be attached to and inseparable from the ETC common share to which such CCR relates and (2) only be transferable in connection with the transfer of the ETC common share to which such CCR relates. Further, it is not certain that the CCRs will result in the issuance of additional ETC common shares or cash.

In the event that a former U.S. holder of WMB common stock receives additional ETC common shares pursuant to such holder’s CCRs, no gain or loss would be recognized by such U.S. holder and the consequences described in this paragraph would result (except to the extent that any portion of each ETC common share received pursuant to the CCRs is treated as imputed interest (as described below)). It is not entirely clear how the tax basis in each ETC common share received pursuant to the CCRs should be determined, but a possible approach is that such tax basis should be determined by dividing the aggregate tax basis in the ETC common shares received pursuant to the merger (determined as set forth above under the heading “—Exchange Solely for ETC Common Shares” or “—Exchange for Cash or Exchange for ETC Common Shares and Cash,” as applicable) and still owned by the holder by the sum of the number of ETC common shares received pursuant to the merger and still owned by the holder and the number of ETC common shares received in settlement of the CCRs. In this case, the tax basis in the ETC common shares received pursuant to the merger and still owned by the holder will be decreased by the amount of tax basis reallocated to the ETC common shares received pursuant to the CCRs. U.S. holders that receive additional ETC common shares pursuant to the CCRs and that previously sold a portion of their ETC common shares received pursuant to the merger should consult their own tax advisors regarding the tax consequences to them of the receipt of such additional ETC common shares. The holding period of each ETC common share received pursuant to the CCR will include the holding period of the WMB common stock surrendered in the merger.

In the event that a former U.S. holder of WMB common stock receives cash pursuant to such holder’s CCRs, the receipt of cash pursuant to the settlement of a CCR will be treated as a distribution to the U.S. holder with respect to such holder’s ETC common shares. Any such distribution generally will constitute a dividend for U.S. federal income tax purposes to the extent paid out of the current or accumulated earnings and profits of ETC, as determined under U.S. federal income tax principles. If a distribution exceeds the current and accumulated earnings and profits of ETC, the excess will be treated first as a tax-free return of the U.S. holder’s adjusted tax basis in the ETC common shares, and thereafter as capital gain.

Under current law, the deferred receipt of additional consideration in a “reorganization,” generally requires that a portion of such additional consideration be treated as interest income. However, because the parties intend to treat the merger as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code, it is possible that no portion of the additional ETC common shares received pursuant to the settlement of a CCR by a former U.S. holder of WMB common stock will be treated as imputed interest. Nevertheless, even if the merger so qualifies, where there is no express provision in the plan of reorganization for interest on the deferred consideration, as is the case here, under current Treasury regulations interest may be imputed. Thus, if pursuant to the CCRs, additional ETC common shares become payable after the effective date of the merger, a portion of such consideration may constitute ordinary interest income. The amount of any such interest income will be calculated by taking the fair market value of the additional consideration received and discounting such amount from the date of issuance back to the time of the merger using the “applicable federal rate” as of the time of the merger.

If any portion of ETC common shares received pursuant to the settlement of a CCR were treated as imputed interest, then a U.S. holder’s basis in each ETC common share so received would be increased by the value of the portion of such share that is treated as imputed interest. Additionally, a new holding period would begin with respect to such portion of each ETC common share treated as imputed interest.

U.S. Holders receiving additional ETC common shares pursuant to the CCR should consult their own tax advisors regarding the application of the imputed interest rules.

Cash Received in Lieu of a Fractional Share. If a U.S. holder receives cash in lieu of a fractional ETC common share, such holder will be treated as having received such fractional ETC common share pursuant to the merger and then as having sold such fractional ETC common share for cash. As a result, such holder generally will recognize capital gain or loss equal to the difference between the amount of cash received for such fractional share and its basis in the fractional ETC common share determined as described above. Such capital gain or loss generally will be long-term capital gain or loss if such holder’s holding period with respect to the WMB common stock surrendered is more than one year at the effective time of the merger. Long-term capital gains of certain non-corporate taxpayers, including individuals, are subject to reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding. U.S. holders may be subject to information reporting and backup withholding on any cash payments they receive in the merger. A U.S. holder generally will not be subject to backup withholding, however, if such holder (1) timely furnishes its correct taxpayer identification number, certifies that such holder is not subject to backup withholding on IRS Form W-9 or successor form included in the letter of transmittal and otherwise complies with all applicable requirements of the backup withholding rules; or (2) provides proof that such holder is otherwise exempt from backup withholding. Any amounts withheld under the backup withholding rules are not additional tax and will generally be allowed as a refund or credit against a U.S. holder’s U.S. federal income tax liability, provided such holder timely furnishes the required information to the IRS.

Possible Treatment of Merger as a Reorganization Pursuant to Section 368(a)(1)(A) of the Code—Exchange for ETC Common Shares and Cash. If, contrary to the position taken by the parties, the IRS treats the merger as a “reorganization” within the meaning of Section 368(a)(1)(A) of the Code (instead of Section 368(a)(1)(F) of the Code), the U.S. federal income tax consequences to a U.S. holder that exchanges its WMB common stock for a combination of cash and ETC common shares would differ from the treatment described above in “—Exchange for Cash or Exchange for ETC Common Shares and Cash.”

In such a case, if a U.S. holder exchanges its WMB common stock for a combination of cash and ETC common shares, including the CCR that will be attached to each ETC common share received, then subject to the discussion below regarding the tax consequences of additional consideration received pursuant to the settlement of a CCR, such holder will generally recognize gain (but not loss) in an amount equal to the lesser of (1) the amount of gain realized (i.e., the excess of the sum of the amount of cash and the fair market value of the ETC common shares received pursuant to the merger over such holder’s adjusted tax basis in its shares of WMB common stock surrendered) and (2) the amount of cash received pursuant to the merger (excluding any cash received in connection with the settlement of a CCR or in lieu of a fractional ETC common share). For this purpose, gain or loss must be calculated separately for each identifiable block of shares surrendered in the exchange, and a loss realized on one block of shares may not be used to offset a gain realized on another block of shares. U.S. holders should consult their own tax advisors regarding the manner in which cash and ETC common shares should be allocated among different blocks of WMB common stock. Any recognized gain will generally be long-term capital gain if the holder’s holding period with respect to the WMB common stock surrendered is more than one year at the effective time of the merger. This treatment differs from the treatment described above in “—Exchange for Cash or Exchange for ETC Common Shares and Cash” with respect to U.S. holders who receive both cash and ETC common shares in exchange for their shares of WMB common stock because under this treatment (1) a U.S. holder may recognize only gain (as opposed to gain or loss) and (2) the amount of such gain realized is calculated as the excess (if any) of (a) the sum of the cash and the fair market value of the ETC common shares received in exchange for WMB common stock (as opposed to only the cash received) over (b) the U.S. holder’s adjusted tax basis in all of such holder’s shares of WMB common stock (as opposed to such holder’s basis only in the shares of WMB common stock deemed surrendered for cash).

The aggregate tax basis of ETC common shares received (including fractional shares deemed received and redeemed as described above) by a U.S. holder that exchanges its shares of WMB common stock for a combination of cash and ETC common shares, including the CCR that will be attached to each ETC common share received, pursuant to the merger will be equal to the aggregate adjusted tax basis of the shares of WMB common stock surrendered for such consideration, reduced by the amount of cash received by such holder pursuant to the merger (excluding any cash received in connection with the settlement of a CCR or in lieu of a fractional ETC common share) and increased by the amount of gain (including any portion of the gain that is treated as a dividend as described below but excluding any gain or loss resulting from the deemed receipt and redemption of fractional shares described below), if any, recognized by such holder on the exchange. The holding period of the ETC common shares received (including fractional shares deemed received and redeemed as described above) will include the holding period of the shares of WMB common stock surrendered.

As described above in “—Possible Treatment of Cash as a Dividend,” if the cash received has the effect of the distribution of a dividend, the gain recognized will be treated as a dividend to the extent of the holder’s ratable share of WMB’s current and accumulated earnings and profits as calculated for U.S. federal income tax purposes. In general, the determination of whether the gain recognized in the exchange will be treated as capital gain or has the effect of a distribution of a dividend depends upon whether and to what extent the exchange reduces such holder’s deemed percentage share ownership of ETC (determined by assuming that such holder received solely ETC common shares in the merger and that a portion of such ETC common shares was redeemed for the cash received, and taking into account the dilution of such holder’s percentage share ownership of ETC resulting from the acquisition of ETC common shares by ETE pursuant to the merger agreement as set forth above in “—Possible Treatment of Cash as a Dividend”). The rules governing this determination are complex and dependent upon the specific factual circumstances particular to each U.S. holder. Consequently, each U.S. holder should consult its own tax advisor as to the potential application of these rules to the particular facts relevant to such holder.

Possible Treatment of Merger as a Reorganization Pursuant to Section 368(a)(1)(A) of the Code—Contingent Consideration Rights. If, contrary to the position taken by the parties, the IRS treats the merger as a “reorganization” within the meaning of Section 368(a)(1)(A) of the Code (instead of Section 368(a)(1)(F) of the Code), the receipt of cash or ETC common shares in connection with the settlement of a U.S. holder’s CCR will be subject to a different treatment than that described above.

As discussed above, under current law, the deferred receipt of additional consideration in a “reorganization” (such as the ETC common shares or cash, if any, to be received pursuant to the CCRs) generally requires that a portion of such consideration be treated as interest income. If the IRS treats the merger as a “reorganization” within the meaning of Section 368(a)(1)(A) of the Code, a portion of any ETC common shares received pursuant to the CCRs will generally be treated as interest income under the principles described above.

If a former U.S. holder of WMB common stock receives cash pursuant to such holder’s CCRs, such holder will generally recognize gain (but not loss) in the year such cash is received in an amount equal to the excess, if any, of (i) the amount of gain, if any, determined, as set forth above under the heading “—Possible Treatment of Merger as a Reorganization Pursuant to Section 368(a)(1)(A) of the Code—Exchange for ETC Common Shares and Cash” (but including any cash received in connection with the settlement of a CCR and excluding any cash received in lieu of a fractional ETC common share), over (ii) the amount of gain, if any, originally recognized with respect to the merger pursuant to Section 368(a)(1)(A) of the Code (before taking into account the CCR settlement), except that any portion of such cash amount received pursuant to such holder’s CCRs that is treated as imputed interest (as described above) will be taxed as ordinary interest income.

This discussion of certain material U.S. federal income tax consequences is not intended to be, and should not be construed as, tax advice. Holders of WMB common stock are urged to consult their own independent tax advisors with respect to the application of U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the U.S. federal estate or gift tax rules, or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable tax treaty.

DESCRIPTION OF ETC COMMON SHARES

The following description of the material terms of the ETC common shares is not complete and is qualified in its entirety by reference to ETC’s partnership agreement that will be in effect at the effective time.

ETC common shares entitle the holders to participate in partnership distributions and to exercise the rights and privileges available to limited partners under ETC’s partnership agreement. For a description of the rights and preferences of holders of ETC common shares in and to ETC’s distributions, please read “Comparison of Rights of ETC Shareholders and WMB Stockholders” and “Additional Information About ETC—Cash Distribution Policy and Restrictions on Distributions.” For a description of the rights and privileges of shareholders under ETC’s partnership agreement, including voting rights, please read “Comparison of Rights of ETC Shareholders and WMB Stockholders” and “Additional Information About ETC—Description of Our Partnership Agreement.” ETC intends to apply to list its common shares on the NYSE under the symbol “ETC” prior to the effective time.

Transfer of Common Shares

By transfer of ETC common shares in accordance with ETC’s partnership agreement, each transferee of ETC common shares will be admitted as an ETC shareholder when such transfer and admission is reflected in ETC’s books and records. Additionally, each transferee of ETC common shares:

•	represents that the transferee has the capacity, power and authority to become bound by ETC’s partnership agreement;

•	automatically agrees to be bound by the terms and conditions of, and is deemed to have executed, ETC’s partnership agreement; and

•	gives the consents and approvals contained in ETC’s partnership agreement, such as the approval of all transactions and agreements that ETC entered into in connection with its formation.

A transferee will become a substituted limited partner for the transferred ETC common shares automatically upon the recording of the transfer on ETC’s books and records. ETC GP will cause any transfers to be recorded on ETC’s books and records no less frequently than quarterly.

ETC may, at its discretion, treat the nominee holder of an ETC common share as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

ETC common shares are securities and are transferable according to the laws governing transfers of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a substituted limited partner in ETC’s partnership for the transferred shares.

Until an ETC common share has been transferred on ETC’s books, ETC and the transfer agent, notwithstanding any notice to the contrary, may treat the record holder of the share as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

Transfer Agent and Registrar

Duties

American Stock Transfer & Trust Company, LLC will serve as registrar and transfer agent for ETC common shares. ETC will pay all fees charged by the transfer agent for transfers of ETC common shares except the following fees that will be paid by ETC shareholders:

•	surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

•	special charges for services requested by a holder of a share; and

•	other similar fees or charges.

There will be no charge to holders of common shares for disbursements of ETC cash distributions. ETC will indemnify the transfer agent, its agents and each of ETC shareholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or Removal

The transfer agent may at any time resign, by notice to ETC, or be removed by ETC. The resignation or removal of the transfer agent will become effective upon ETC’s appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor has been appointed and accepted the appointment within 30 days after notice of the resignation or removal, ETC is authorized to act as the transfer agent and registrar until a successor is appointed.

COMPARISON OF RIGHTS OF ETC SHAREHOLDERS AND WMB STOCKHOLDERS

ETC is a limited partnership and WMB is a corporation. Ownership interests in a limited partnership are fundamentally different from ownership interests in a corporation. The rights of ETC shareholders are governed by the ETC partnership agreement and the DRULPA. The rights of WMB stockholders are governed by WMB’s certificate of incorporation and by-laws and the DGCL. If the merger is completed, the rights of WMB stockholders as holders of ETC common shares will be governed by ETC’s partnership agreement and the DRULPA.

There are many differences between the rights of WMB stockholders and the rights of ETC shareholders. The following description summarizes the material differences that may affect the rights of ETC shareholders and WMB stockholders but does not purport to be a complete statement of all those differences, or a complete description of the specific provisions referred to in this summary. The identification of specific differences is not intended to indicate that other equally significant or more significant differences do not exist. WMB stockholders should read carefully the relevant provisions of ETC’s partnership agreement, a form of which is attached to this proxy statement/prospectus as Annex C. WMB stockholders should also read carefully the relevant provisions and WMB’s certificate of incorporation and by-laws, copies of which may be obtained as described in the section titled “Where You Can Find More Information.”

Purpose and Term of Existence

ETC	WMB
ETC’s stated purpose is to engage in any lawful business activities that are approved by ETC’s general partner and that lawfully may be conducted by a limited partnership organized pursuant to the DRULPA. ETC’s existence will continue until the dissolution of ETC upon (a) withdrawal of ETC’s general partner unless a successor general partner is selected pursuant to terms of the ETC partnership agreement; (b) an election to dissolve ETC by ETC’s general partner approved by the holders of a majority of the outstanding ETC common shares; (c) judicial dissolution pursuant to the DRULPA or (d) at any time there are no limited partners, unless ETC is continued without dissolution in accordance with the DRULPA.

WMB’s stated purpose is to engage in any and all lawful act or activity for which corporations may be organized under the DGCL. WMB is to have perpetual existence.

Under the DGCL, WMB will dissolve upon any of the following: (a) adoption of a resolution by the WMB Board to dissolve and approval of such resolution by holders of a majority of the WMB outstanding stock entitled to vote on the proposal or (b) the unanimous vote of all stockholders of WMB entitled to vote on a proposal to dissolve.

Authorized Capital

ETC	WMB
As a limited partnership, ETC does not have authorized capital. Rather, ETC may issue additional partnership securities and derivative partnership securities for any partnership purpose at any time and from time to time to such persons for such consideration and on such terms and conditions as ETC’s general partner shall determine, all without the approval of any limited partners. Each additional partnership interest authorized to be issued by ETC may be issued in one or more classes, or one or more series of any such classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of partnership securities), as shall be fixed by ETC’s general partner.

WMB’s authorized capital stock consists of:

•    960,000,000 shares of WMB common stock, $1.00 par value per share, 750,065,665 shares of which were outstanding as of February 22, 2016; and

•    30,000,000 shares of preferred stock, $1.00 par value per share, with rights and preferences specified by WMB’s certificate of incorporation and/or the WMB Board, none of which were outstanding as of the date of this proxy statement/prospectus.

Dividends / Distributions

ETC	WMB

ETC’s partnership agreement requires that ETC distribute, within 55 days after the end of each quarter, all of its available cash to the holders of record of its common shares on the applicable record date.

Available cash is defined in the ETC partnership agreement and generally means, with respect to any calendar quarter, all cash on hand at the end of such quarter:

•     less the amount of cash reserves necessary or appropriate, as determined in good faith by ETC’s general partner, to:

•     provide for the proper conduct of ETC’s business, including the payment of income taxes by ETC;

•     make capital contributions to ETE to enable it to make capital contributions to any of the ETE Entities or its other subsidiaries; or

•     comply with applicable law or any debt instrument or other agreement;

•     plus, if ETC’s general partner so determines, the following:

•     cash on hand on the date of determination of available cash for the quarter; and

•     cash and cash equivalents available to be borrowed as working capital borrowings as of the date of determination of available cash with respect to such quarter.

WMB stockholders share equally in any dividend declared by the WMB Board. If any preferred stock were outstanding, dividends on WMB common stock would be subject to the rights of the holders of that preferred stock. Dividends may be paid out of the corporation’s surplus, or in the case no surplus exists, out of the net profits for the current year or immediately preceding year and may be paid in cash, property, or shares of the corporation’s capital stock.

WMB stockholders are entitled to receive dividends when, as, and if declared by the WMB Board, out of funds legally available for their payment subject to the rights of holders of any outstanding preferred stock.

Business Combinations, Disposal of Assets

ETC	WMB

A merger or consolidation of ETC requires the prior consent of ETC’s general partner.

After ETC’s general partner approves a merger or consolidation, it must also generally be approved by the holders of a majority of the outstanding ETC common shares. However, ETC shareholder approval is not required for mergers or consolidations if:

•     the sole purpose of such merger or consolidation is to effect a change in the legal form of ETC into another limited liability

Subject to limited exceptions, under the DGCL, the consummation of a merger or consolidation requires the board of directors of a corporation that is a constituent corporation in the merger or consolidation to approve and declare advisable the agreement of merger or consolidation and requires that the agreement of merger or consolidation be adopted by the affirmative vote of a majority of the outstanding stock of that corporation entitled to vote thereon at an annual or special meeting for the purpose of acting on the agreement. The DGCL also provides that a corporation may not, without the affirmative vote of

ETC	WMB

entity that provides the equity holders with substantially the same rights and obligations as held in ETC, subject to certain other conditions in ETC’s partnership agreement; or

•     ETC is the surviving entity in such merger or consolidation, ETC’s shares remain unchanged by the merger or consolidation and certain other conditions specified in ETC’s partnership agreement are satisfied.

the holders of a majority of the outstanding stock entitled to vote, sell, lease, or exchange all or substantially all the assets of the corporation.

WMB’s certificate of incorporation requires that WMB may not, without the affirmative vote of the holders of 75% of the outstanding stock entitled to vote, adopt any agreement for the merger or consolidation of WMB with, or sell or lease all or substantially all of WMB’s assets to, any person or entity that is the beneficial owner of more than five percent of such outstanding stock at the record date for such vote. However, this provision does not apply if such merger or consolidation, sale or lease is with/to any corporation, with whom the WMB Board signs a memorandum of understanding prior to such corporation acquiring more than five percent of the outstanding stock entitled to vote, or with/to any corporation of which WMB and/or its subsidiaries own a majority of the outstanding stock entitled to vote.

WMB is subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with any interested stockholder for a three-year period following the time that such stockholder becomes an interested stockholder, unless the board of directors approves the business combination or the transaction by which such stockholder becomes an interested stockholder, in either case, before the stockholder becomes an interested stockholder, the interested stockholder acquires 85% of the corporation’s outstanding voting stock in the transaction by which such stockholder becomes an interested stockholder, or the business combination is subsequently approved by the board of directors and authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2⁄3% of the corporation’s outstanding voting stock not owned by the interested stockholder.

Management by Board of General Partner / Directors

ETC	WMB
ETC’s general partner conducts, directs and manages the activities of ETC. Except as otherwise expressly provided in ETC’s partnership agreement, as summarized below, all management powers over the business and affairs of ETC are exclusively vested in ETC’s general partner, and no limited partner has any management power over the business and affairs of ETC.

In accordance with the DGCL, WMB’s business and affairs are managed by the WMB Board.

WMB’s certificate of incorporation requires that the WMB Board have no fewer than five nor more than 17 directors. WMB’s certificate of incorporation provides that, subject to the rights of holders of any

ETC	WMB

Restrictions on Authority of ETC’s General Partner.

ETC’s general partner may not sell, exchange or otherwise dispose of all or substantially all of the assets of ETC and its subsidiaries, other than ETE, the ETE Entities and their respective subsidiaries (the “partnership group”) without the approval of holders of a majority of the outstanding ETC common shares except for (a) the exceptions noted above in the “Business Combinations, Disposal of Assets” section, (b) in connection with the withdrawal or removal of partners or (c) in connection with the dissolution and liquidation of ETC. This limitation does not limit the ability of ETC’s general partner to mortgage, pledge, hypothecate or grant a security interest in all or substantially all of the assets of the partnership group or comply with any forced sale of any or all of the assets of the partnership group pursuant to the foreclosure of, or other realization upon, any such encumbrance.

ETC’s general partner may not direct ETC’s voting of the ETE Class E units. When ETE’s partnership agreement provides the ETE Class E units with a vote for the removal of ETE GP as the general partner of ETE, the Existing GP Owner will direct the voting of the ETE Class E units. In all other cases where the ETE Class E units have a voting right under ETE’s partnership agreement, the ETC conflicts committee will direct ETC’s voting of the ETE Class E units. Please see “Additional Information About ETC—Description of Our Partnership Agreement—Voting the ETE Class E Units” for information on who controls the voting of the ETE Class E units owned by ETC.

The authority of ETC’s general partner is also limited by certain approval rights that the Existing GP Owner retains with respect to ETC. As a result of these approval rights, ETC’s general may not cause or permit ETC to do any of the following actions without the approval of the Existing GP Owner:

•     consent to a general assignment for the benefit of the creditors;

•     file or consent to the filing of any bankruptcy, insolvency or reorganization petition, or a petition seeking liquidation or dissolution;

•     seek, consent to or acquiesce in the appointment of a receiver, liquidator, conservators for all or any substantial portion of its properties;

preferred stock, the number of directors will be fixed from time to time by resolution adopted by the majority vote of the WMB Board. As of the date of this proxy statement/prospectus, the WMB Board consists of 13 directors.

ETC	WMB

•     merge or consolidate, or sell all or substantially all of its assets;

•     declare any material extraordinary distribution on its common shares; or

•     materially amend its partnership agreement in a manner that adversely effects ETC’s general partner.

Nomination and Election of General Partner / Directors

ETC	WMB

ETC shareholders are not entitled to elect ETC’s general partner or its directors.

The members of the ETC GP Board will be designated and elected by the Existing GP Owner. Among the initial directors selected by the Existing GP Owner prior to the effective date, three directors must meet the independence standards established by the NYSE and the Exchange Act and qualify to serve on the general partner’s conflicts committee. The appointment of these independent directors to the board of directors and its conflicts committee is subject to approval by the WMB Board, which approval will not be unreasonably withheld.

Once elected, directors hold office until a successor is duly elected and qualified, or, if earlier, until their death, resignation, or removal from office.

Nominations of persons for election to the WMB Board may be made at any annual meeting of stockholders, or at any special meeting of stockholders called for the purpose of electing directors, (a) by the WMB Board or board committee or (b) by any WMB stockholder who is a stockholder of record on the date of the giving of notice and on the record date for the determination of stockholders entitled to vote at such meeting and who complies with the notice procedures in the by-laws.

Under WMB’s by-laws, directors are elected by a majority of votes cast, unless a director nominee was properly nominated by a WMB stockholder with advance notice, in which case directors are elected by a plurality of votes cast.

Once elected, directors hold office for terms of one year and remain in office until a successor is duly elected and qualified, or, if earlier, until their death, resignation, or removal from office.

Withdrawal or Removal of General Partner; Removal of Directors

ETC	WMB

Withdrawal of ETC’s general partner will not constitute a violation of ETC’s partnership agreement if ETC’s general partner withdraws as general partner of ETC (a) after giving 90 days’ written notice to shareholders, or (b) as part of the transfer of its general partner interest pursuant to ETC’s partnership agreement.

ETC’s general partner may not be removed unless (a) the Existing GP Owner consents to the removal and (b) the ETE general partner is concurrently removed as the general partner of ETE.

The directors that will serve on the conflicts committee of the ETC GP Board will be removable only upon

Under the DGCL, any director may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, subject to certain exceptions.

ETC	WMB

the approval of a majority of the other members of the conflicts committee. The Existing GP Owner will have the authority to remove any of the other directors from the ETC GP Board at any time, with or without cause.

ETC shareholders do not have the power to remove ETC’s general partner or the directors of the ETC GP Board.

Replacing the General Partner; Filling Vacancies on the Board

ETC	WMB

Upon the voluntary withdrawal of ETC’s general partner, the Existing GP Owner may select a successor to that withdrawing general partner. If a successor is not selected, or is selected but an opinion of counsel regarding limited liability cannot be obtained, ETC will be dissolved, wound up and liquidated, unless within 180 days after that withdrawal, the Existing GP Owner agrees in writing to continue ETC’s business and to appoint a successor general partner.

Any removal of ETC’s general partner is subject to the approval of a successor general partner by the Existing GP Owner.

Any vacancies on the conflicts committee of the ETC GP Board will be filled by a majority vote of the remaining members of the conflicts committee. The Existing GP Owner will have the authority to fill any other vacancy or newly created directorship on the board of directors of ETC’s general partner.

Under the WMB certificate of incorporation and by-laws, vacancies resulting from newly created directorships may be filled by a majority of the directors then in office. Any other vacancy may be filled by a majority of the directors then in office, although less than a quorum, or by the sole remaining director.

Transfer of General Partner Interest

ETC	WMB
ETC’s general partner may transfer all or any of its general partner interest in ETC without obtaining approval of ETC shareholders. As a condition of this transfer, the transferee must assume the rights and duties of the transferring general partner, agree to be bound by the provisions of ETC’s partnership agreement and furnish an opinion of counsel confirming that such transfer will not result in loss of limited liability under the DRULPA.	Not applicable.

Preemptive Rights

ETC	WMB
ETC’s general partner has the right, which it may assign to affiliates, to purchase partnership interests whenever, and on the same terms that, ETC issues partnership interests to persons other than to ETC’s general partner and its affiliates, as necessary to maintain the percentage interest of ETC’s general partner and its affiliates that existed prior to such issuance.	None.

Amendment of Governing Documents

ETC	WMB

Amendments to ETC’s partnership agreement may be proposed only by ETC’s general partner. However, ETC’s general partner will have no duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to ETC or ETC’s shareholders, including any duty to act in good faith or in the best interests of ETC or ETC’s shareholders. Except as otherwise described below, amendments to the ETC partnership agreement require the approval of holders of a majority of ETC’s outstanding shares.

No amendment may be made that would:

•     enlarge the obligations of any ETC shareholder without its consent, unless approved by at least a majority of the type or class of shareholder interests so affected; or

•     enlarge the duties or payment obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by ETC to ETC’s general partner or any of its affiliates without the consent of ETC’s general partner, which may be given or withheld in its sole discretion.

The provision of ETC’s partnership agreement preventing the amendments having the effects described in the bullet points above can be amended upon the approval of the holders of at least 90% of the outstanding voting shares of ETC.

ETC’s general partner may generally make amendments to ETC’s partnership agreement without the approval of any limited partners to reflect:

(a)    any change in ETC’s name, the location of its principal place of business, its registered agent or its registered office;

Certificate of Incorporation. WMB’s certificate of incorporation may be amended in any manner provided by the DGCL. Because WMB common stock is the only class of WMB capital stock outstanding, WMB’s certificate of incorporation may be amended with the affirmative vote of a majority of the outstanding shares of WMB common stock, except that certain provisions requiring a supermajority vote of stockholders may only be amended with such supermajority vote.

By-laws. WMB’s certificate of incorporation and by-laws provide that the by-laws may be amended, supplemented, or repealed, and new by-laws may be adopted by the affirmative vote of holders of shares representing 75% of the total voting power of all of WMB’s outstanding capital stock then entitled to vote at any annual or special meeting for the election of directors or, except as otherwise expressly provided in a by-law, by the WMB Board.

ETC	WMB

(b)    the admission, substitution, withdrawal or removal of partners in accordance with ETC’s partnership agreement;

(c)    a change that ETC’s general partner determines to be necessary or appropriate to qualify or continue the qualification of ETC as a limited partnership or a partnership in which the shareholders have limited liability under the laws of any state;

(d)    an amendment that is necessary, in the opinion of ETC’s counsel, to prevent ETC or ETC’s general partner or its directors, officers, agents or trustees, from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, whether or not substantially similar to plan asset regulations currently applied or proposed;

(e)    an amendment that ETC’s general partner determines to be necessary or appropriate for the authorization of additional partnership securities or rights to acquire partnership securities;

(f)     any amendment expressly permitted in ETC’s partnership agreement to be made by ETC’s general partner acting alone;

(g)    an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of ETC’s partnership agreement;

(h)    an amendment that ETC’s general partner determines to be necessary or appropriate for the formation by ETC, or ETC’s investment in, any corporation, partnership or other entity, as otherwise permitted by ETC’s partnership agreement;

(i)     a change in ETC’s fiscal year or taxable year and related changes;

(j)     a merger with or conveyance to another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the merger or conveyance other than those it receives by way of the merger or conveyance, provided that the sole purpose of such merger is to effect a legal change into a different form of limited liability entity; or

(k)    any other amendments substantially similar to any of the matters described in (a) through (j) above.

ETC	WMB

In addition, ETC’s general partner may make amendments to ETC’s partnership agreement without the approval of any shareholder or assignee if those amendments, in the discretion of ETC’s general partner:

(a)    do not adversely affect ETC’s shareholders (or any particular class of holders of partnership interests as compared to other classes of partnership interests) in any material respect;

(b)    are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

(c)    are necessary or appropriate to facilitate the trading of ETC’s shares or to comply with any rule, regulation, guideline or requirement of any securities exchange on which ETC’s shares are or will be listed for trading;

(d)    are necessary or appropriate for any action taken by ETC’s general partner relating to splits or combinations of shares under the provisions of ETC’s partnership agreement;

(e)    are necessary or appropriate to implement certain governance procedures; or

(f)     are required to effect the intent of the statements contained in this proxy statement/prospectus and in the provisions of ETC’s partnership agreement or as are otherwise contemplated by ETC’s partnership agreement.

Any amendment that would adversely affect any particular class of holders of partnership interests as compared to other classes of partnership interests in any material respect must be approved by holders of not less than a majority of the affected class.

Any amendment to ETC’s partnership agreement that reduces the voting percentage required to take any action must be approved by the affirmative vote of shareholders constituting not less than the voting requirement sought to be reduced.

Voting Rights

ETC	WMB
Holders of common shares have limited voting rights and are only entitled to vote on certain actions, including the approval of (a) certain amendments to the	Each share of WMB common stock entitles the holder to one vote with respect to each matter presented to WMB’s stockholders on which the holders of WMB

ETC	WMB

ETC partnership agreement, (b) in certain circumstances, the merger of ETC or the sale of all or substantially all of its assets, (c) the dissolution of ETC and (d) the reconstitution of ETC upon dissolution.

Under ETC’s partnership agreement, any person or group (other than ETC’s general partner and its affiliates or a direct or subsequently approved transferee of ETC’s general partner or its affiliates) that acquires, in the aggregate, beneficial ownership of 10% or more of any class of partnership interests then outstanding will lose voting rights on all of its shares and the shares may not be voted on any matter. Additionally, the shares will not be considered to be outstanding when sending notices of a meeting of shareholders, calculating required votes, determining the presence of a quorum or for other similar purposes.

common stock are entitled to vote. WMB stockholders do not have cumulative voting rights.

Right to Call a Special Meeting

ETC	WMB
Special meetings of the shareholders may be called by ETC’s general partner or by shareholders owning 20% or more of the outstanding voting shares of the class or classes for which a meeting is proposed.	WMB’s by-laws provide that special meetings of the stockholders may be called by the chairman of the WMB Board or the chief executive officer, and will be called by the chairman of the board, the chief executive officer, or the secretary upon the written request of a majority of the total number of directors then authorized. WMB’s by-laws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting.

Action by Written Consent

ETC	WMB
If authorized by ETC’s general partner, any action that may be taken at a meeting of the shareholders may be taken without a meeting if an approval in writing setting forth the action so taken is signed by shareholders owning not less than the minimum percentage of the outstanding voting shares that would be necessary to authorize or take such action at a meeting at which all the shareholders were present and voted, subject to applicable stock exchange rules and regulations.	WMB’s certificate of incorporation provides that any action, except the election of directors, which may be taken by a vote of stockholders at a meeting, may be taken without a meeting if authorized by the written consent of stockholders holding at least a majority of the voting power. WMB stockholders may also act by written consent for actions that require greater than a majority of voting if authorized by such greater proportion.

Shareholder/Stockholder Proposals and Director Nominations

ETC	WMB
None.	WMB’s by-laws establish advance notice procedures with respect to stockholder proposals for annual meetings and stockholder nomination of candidates

ETC	WMB
for election as directors at annual or special meetings. To be timely, a stockholders’ notice for an annual meeting must be given to the WMB’s secretary no later than the 90th day and no earlier than the 120th day prior to the anniversary of the previous year’s annual meeting. A stockholder notice for a special meeting to elect directors must be provided no later than ten days following public disclosure of the date of the special meeting. A stockholder notice must also provide certain information and make certain representations.

Indemnification and Limitation on Liability

ETC	WMB

Under ETC’s partnership agreement, in most circumstances, ETC will indemnify the following persons, to the fullest extent permitted by law and subject to limitations in its partnership agreement from and against all losses, claims, damages or similar events:

•     ETC’s general partner;

•     any departing general partner;

•     the Existing GP Owner;

•     any person who is or was an affiliate of ETC’s general partner, any departing general partner or the Existing GP Owner;

•     any person who is or was a managing member, manager, general partner, director, officer, fiduciary, agent or trustee of ETC’s general partner or any departing general partner or any affiliate of ETC’s general partner, any departing general partner or the Existing GP Owner;

•     any person who is or was serving at the request of ETC’s general partner or any departing general partner or any affiliate of ETC’s general partner, any departing general partner or the Existing GP Owner as an officer, director, member, partner, fiduciary or trustee of another person owing a fiduciary duty to ETC or any of ETC’s subsidiaries at the request of ETC’s general partner, departing general partner or the Existing GP Owner or any of their affiliates, excluding any such person providing, on a fee-for-service basis, trustee, fiduciary or custodial services; or

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties. The DGCL does not permit exculpation for liability:

•     for breach of duty of loyalty;

•     for acts or omissions not in good faith or involving intentional misconduct or knowing violation of law;

•     under Section 174 of the DGCL (unlawful dividends and stock repurchases); or

•     for transactions from which the director derived improper personal benefit.

WMB’s certificate of incorporation eliminates the personal liability of directors to WMB and its stockholders for monetary damages for breaches of fiduciary duty to the fullest extent authorized by the DGCL.

WMB’s by-laws require WMB to indemnify its directors and officers, and certain employees, to the fullest extent permitted by the DGCL, but subject to certain exceptions and limitations set forth in the by-laws. Additionally, the directors and certain officers are entitled to advancement of expenses from WMB for legal proceedings against them, to the fullest extent permitted by law. The by-laws also provide that WMB may maintain insurance to protect its directors, officers, certain employees, and agents from liabilities incurred in any such capacity, whether or not the DGCL would permit WMB to indemnify such person against such liability.

ETC	WMB

•     any person designated by ETC’s general partner because such person’s status, service or relationship exposes such person to potential claims, demands, suits or proceedings relating to the partnership group’s business and affairs.

ETC must provide the above indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that these persons acted in bad faith or engaged in fraud or willful misconduct. ETC must also provide the above indemnification for criminal proceedings unless ETC’s general partner or these other persons acted with knowledge that their conduct was unlawful. Thus, ETC’s general partner could be indemnified for its negligent acts if it met the requirements set forth above.

Any indemnification under these provisions will only be out of ETC’s assets. ETC’s general partner will not be personally liable for, or have any obligation to contribute or loan funds or assets to ETC to enable it to effectuate, indemnification. ETC may purchase insurance against liabilities asserted against and expenses incurred by persons for ETC’s activities, regardless of whether ETC would have the power to indemnify the person against liabilities under ETC’s partnership agreement.

A general partner of a partnership generally has unlimited liability for the obligations of the partnership, except for those contractual obligations of the partnership that are expressly made without recourse to the general partner. An ETC shareholder could be liable for any and all of ETC’s obligations as if such shareholder were a general partner if a court or government agency determined that ETC was conducting business in a state but had not complied with that particular state’s partnership statute or such ETC shareholder’s right to act with other ETC shareholders to approve some amendments to the ETC partnership agreement or to take other actions under the ETC partnership agreement constitute “control” of ETC’s business. For a discussion of the implications of the limitations of liability on an ETC shareholder, please read “Additional Information About ETC—Description of Our Partnership Agreement—Limited Liability.”

Conflicts of Interest; Fiduciary Duties

ETC	WMB

Neither ETC’s general partner nor its directors will owe any fiduciary duties to ETC shareholders under the DRULPA or other applicable law, other than the implied contractual covenant of good faith and fair dealing. The ETC general partner (and its board of directors) is required each to act in “good faith,” meaning it subjectively believes that any decision it makes is in the best interests of ETC.

The ETC GP Board will have a conflicts committee, which will initially consist of three independent directors to be selected by the Existing GP Owner and approved by the WMB Board, such approval not to be unreasonably withheld. The conflicts committee will be self-perpetuating (vacancies and removals will be at the conflicts committee’s discretion). If a conflict of interest arises between the general partner and its affiliates, on the one hand, and ETC or its shareholders, on the other hand, or between ETC or its shareholders, on the one hand, and ETE, the ETE Entities or their respective unitholders, on the other hand, the ETC GP Board is permitted to:

•     submit the matter to the conflicts committee for special approval;

•     submit the matter to a vote of unaffiliated ETC shareholders for approval; or

•     approve the matter without conflicts committee or ETC shareholder approval.

Under the ETC partnership agreement, special approval means the approval of the majority of members on the conflicts committee of the ETC GP Board, acting in good faith.

If the ETC GP Board elects not to submit a conflicted transaction to the conflicts committee or shareholders for approval, it will be presumed to have acted in good faith in connection with approving such transaction.

WMB’s directors owe certain fiduciary duties to WMB stockholders.

Under the DGCL, certain transactions involving an interested officer or director are not void or voidable solely because of such officer’s or director’s interest if:

•     the material facts are disclosed or made known to the board of directors (or committee thereof) and a majority of the disinterested directors vote to authorize the transaction in good faith;

•     the material facts are disclosed or made known to the stockholders entitled to vote thereon and the transaction is specifically approved in good faith by vote of the stockholders; or

•     the transaction is fair to the corporation at the time it is authorized, approved, or ratified by the board of directors (or committee thereof) or the stockholders.

Taxation

ETC	WMB
ETC will be subject to U.S. federal income taxes on its taxable income. Cash distributions to ETC shareholders are taxable to each shareholder as dividend income to the extent	WMB is subject to U.S. federal income taxes on its taxable income. Cash distributions to WMB stockholders are taxable to each stockholder as dividend income to the extent

ETC	WMB
distributed out of ETC’s current and accumulated “earnings and profits” (as determined under U.S. federal income tax principles). Cash distributions in excess of ETC’s current and accumulated earnings and profits are treated as a non-taxable return of capital, which reduce a shareholder’s adjusted tax basis in such holder’s ETC common shares and, to the extent the cash distribution exceeds such holder’s adjusted tax basis, as gain from the sale or exchange of such shares.	distributed out of WMB’s current and accumulated “earnings and profits” (as determined under U.S. federal income tax principles). Cash distributions in excess of WMB’s current and accumulated earnings and profits are treated as a non-taxable return of capital, which reduce a stockholder’s adjusted tax basis in such holder’s WMB common stock and, to the extent the cash distribution exceeds such holder’s adjusted tax basis, as gain from the sale or exchange of such shares.

APPRAISAL RIGHTS

General. Under Section 262 of the DGCL, holders of shares of WMB common stock who do not vote in favor of the adoption of the merger agreement (or otherwise waive appraisal rights) and who properly comply with the procedures specified in Section 262 of the DGCL will be entitled to appraisal rights under Delaware law to have the Delaware Court of Chancery determine the “fair value” of such stockholder’s WMB shares as of the effective time (exclusive of any element of value arising from the accomplishment or expectation of the merger) and thereafter to receive payment of such “fair value” in cash, together with interest, if any, at the rate specified in Section 262 of the DGCL in lieu of receiving the per share merger consideration. For the avoidance of doubt, if declared, the pre-merger special dividend will be payable to all record holders of issued and outstanding shares of WMB common stock immediately prior to the effective time (contingent on the consummation of the merger) regardless of whether such holders demand appraisal of their shares pursuant to Section 262 of the DGCL.

The following discussion is not a full summary of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL that is attached to this proxy statement/prospectus as Annex E. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of the shares of WMB common stock. The following discussion does not constitute any legal or other advice, nor does it constitute a recommendation that you exercise your rights to seek appraisal under Section 262 of the DGCL.

Under Section 262 of the DGCL, when a merger is submitted for approval at a meeting of stockholders as in the case of the adoption of the merger agreement, WMB, not less than 20 days prior to the meeting, must notify each stockholder who was a WMB stockholder on the record date for notice of such meeting with respect to shares for which appraisal rights are available, that appraisal rights are available and include in the notice a copy of Section 262 of the DGCL. This proxy statement/prospectus constitutes the required notice, and a copy of Section 262 of the DGCL is attached to this proxy statement/prospectus as Annex E. A holder of WMB common stock who wishes to exercise appraisal rights or who wishes to preserve the right to do so should review the following discussion and Annex E carefully. Failure to strictly comply with the procedures of Section 262 of the DGCL in a timely and proper manner will result in the loss of appraisal rights. A stockholder who loses his, her or its appraisal rights will be entitled to receive the per share merger consideration and will be treated as not having made an election with respect to the form of merger consideration such stockholder wishes to receive.

How to Exercise and Perfect Your Appraisal Rights. WMB stockholders wishing to exercise the rights to seek an appraisal of their shares must do ALL of the following:

•	you must not vote in favor of the adoption of the merger agreement (or otherwise waive appraisal rights) and make no election with respect to the shares of WMB common stock you hold. Because a proxy that is signed and submitted but does not otherwise contain voting instructions will, unless revoked, be voted in favor of the adoption of the merger agreement, if you vote by proxy and wish to exercise your appraisal rights you must vote against the adoption of the merger agreement or abstain from voting your shares;

•	you must deliver to WMB (at the address set forth below) a written demand for appraisal of your shares before the vote on the adoption of the merger agreement at the special meeting; and

•	you must continuously hold the shares from the date of making the demand through the effective time.

Voting, in person or by proxy, against, abstaining from voting on or failing to vote on the adoption of the merger agreement will not constitute a written demand for appraisal as required by Section 262 of the DGCL. The written demand for appraisal must be in addition to and separate from any proxy or vote.

Who May Exercise Appraisal Rights. Only a holder of record of shares of WMB common stock is entitled to demand an appraisal of the shares registered in that holder’s name. A demand for appraisal must be executed by or on behalf of the stockholder of record. The demand should set forth, fully and correctly, the stockholder’s name as it appears on the stock certificates (or in the stock ledger). The demand must reasonably inform WMB of the identity of the stockholder and that the stockholder intends to demand appraisal of his, her or its common stock. Beneficial owners who do not also hold their shares of common stock of record may not directly make appraisal demands to WMB. The beneficial holder must, in such cases, have the owner of record, such as a bank, brokerage firm or other nominee, submit the required demand in respect of those shares of common stock of record. A record owner, such as a bank, brokerage firm or other nominee, who holds shares of WMB common stock as a nominee for others, may exercise his, her or its right of appraisal with respect to the shares of WMB common stock held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of shares of WMB common stock as to which appraisal is sought. Where no number of shares of WMB common stock is expressly mentioned, the demand will be presumed to cover all shares of WMB common stock held in the name of the record owner.

IF YOU HOLD YOUR SHARES IN BANK OR BROKERAGE ACCOUNTS OR OTHER NOMINEE FORMS, AND YOU WISH TO EXERCISE APPRAISAL RIGHTS, YOU SHOULD CONSULT WITH YOUR BANK, BROKERAGE FIRM OR OTHER NOMINEE, AS APPLICABLE, TO DETERMINE THE APPROPRIATE PROCEDURES FOR THE BANK, BROKERAGE FIRM OR OTHER NOMINEE TO MAKE A DEMAND FOR APPRAISAL OF THOSE SHARES. IF YOU HAVE A BENEFICIAL INTEREST IN SHARES HELD OF RECORD IN THE NAME OF ANOTHER PERSON, SUCH AS A BANK, BROKERAGE FIRM OR OTHER NOMINEE, YOU MUST ACT PROMPTLY TO CAUSE THE RECORD HOLDER TO FOLLOW PROPERLY AND IN A TIMELY MANNER THE STEPS NECESSARY TO PERFECT YOUR APPRAISAL RIGHTS.

If you own shares of WMB common stock jointly with one or more other persons, as in a joint tenancy or tenancy in common, demand for appraisal must be executed by or for you and all other joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in making the demand, such person is acting as agent for the record owner. If you hold shares of WMB common stock through a broker who in turn holds the shares through a central securities depository nominee such as Cede & Co., a demand for appraisal of such shares must be made by or on behalf of the depository nominee and must identify the depository nominee as record holder.

If you elect to exercise appraisal rights under Section 262 of the DGCL, you should mail or deliver a written demand to:

The Williams Companies, Inc.

Investor Relations

One Williams Center

Tulsa, Oklahoma 74172

(800) 600-3782

The Surviving Company’s Actions After Completion of the Merger. If the merger is consummated, the surviving company will give written notice that the merger has become effective within 10 days after the effective time to each stockholder that did not vote in favor of the adoption of the merger agreement and delivered a written demand for appraisal in accordance with Section 262 of the DGCL. Any stockholder that has not commenced an appraisal proceeding or joined such a proceeding as a named party may withdraw a demand for appraisal and accept the per share merger consideration, without interest, by delivering a written withdrawal of the demand for appraisal to the surviving company, except that any attempt to withdraw made more than 60 days after the effective time will require written approval of the surviving company. Within 120 days after the effective time, but not later, any stockholder that has complied with the requirements of Section 262 of the DGCL and who is otherwise entitled to appraisal rights or the surviving company may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery, with a copy served on the surviving company in the case of a petition filed by a stockholder, demanding a determination of the value of the shares of WMB common stock held by all such stockholders. The surviving company is under no obligation to file an appraisal petition and has no intention of doing so. If you desire to have your shares appraised, you should initiate any petitions necessary for the perfection of your appraisal rights within the time periods and in the manner prescribed in Section 262 of the DGCL.

Within 120 days after the effective time, any stockholder that has complied with the provisions of Section 262 of the DGCL will be entitled to receive from the surviving company, upon written request, a statement setting forth the aggregate number of shares not voted in favor of the adoption of the merger agreement and with respect to which WMB has received demands for appraisal, and the aggregate number of holders of those shares. Upon receiving such a written request, the surviving company must mail the statement within the later of 10 days of receipt by the surviving company of the request or 10 days after expiration of the period for delivery of demands for appraisal. If you are the beneficial owner of shares of stock held in a voting trust or by a nominee on your behalf you may, in your own name, file an appraisal petition or request from the surviving company the statement described in this paragraph.

If a petition for appraisal is duly filed by any holder of WMB common stock who has properly perfected his, her or its appraisal rights in accordance with the provisions of Section 262 of the DGCL, and a copy of the petition is delivered to the surviving company, the surviving company will then be obligated, within 20 days after receiving service of a copy of the petition, to provide the Delaware Register in Chancery with a duly verified list containing the names and addresses of all holders who have demanded an appraisal of their shares. The Delaware Court of Chancery will then determine which stockholders have complied with the provisions of Section 262 of the DGCL and have become entitled to appraisal rights and may require the stockholders demanding appraisal who hold certificated shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings and the Delaware Court of Chancery may dismiss the proceedings as to any stockholder who fails to comply with this direction. Where proceedings are not dismissed or the demand for appraisal is not successfully withdrawn, the appraisal proceeding will be conducted as to the shares of WMB common stock owned by such stockholders in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. The Delaware Court of Chancery will thereafter determine the fair value of the shares of WMB common stock at the effective time held by all stockholders who have properly perfected appraisal rights, exclusive of any element of value arising from the accomplishment or expectation of the merger. When the fair value is determined, the Delaware Court of Chancery will direct the payment of such fair value, with interest thereon, if any, to the stockholders entitled to receive the same, upon surrender by such stockholders of their stock certificates or, in the case of book-entry shares, forthwith. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the effective time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective time and the date of payment of the judgment.

In determining the fair value, and, if applicable, interest, the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other factors which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed

Section 262 of the DGCL to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” An opinion of an investment banking firm as to the fairness from a financial point of view of the consideration payable in a merger is not an opinion as to, and does not in any manner address, fair value under Section 262 of the DGCL. The fair value of your shares as determined under Section 262 of the DGCL could be greater than, the same as, or less than the value of the per share merger consideration. We do not anticipate offering more than the per share merger consideration to any stockholder exercising appraisal rights and reserve the right to assert, in any appraisal proceeding, that, for purposes of Section 262, the “fair value” of a share of WMB common stock is less than the value of the per share merger consideration.

If no party files a petition for appraisal within 120 days after the effective time, then all stockholders will lose the right to an appraisal, and will instead receive the per share merger consideration, without interest thereon, less any withholding taxes.

The Delaware Court of Chancery may determine the costs of the appraisal proceeding and may tax those costs against the parties as the Delaware Court of Chancery deems to be equitable under the circumstances. However, costs do not include attorneys and expert witness fees. Each stockholder is responsible for its own attorneys and expert witnesses expenses, although, upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal.

Any stockholder that has duly demanded an appraisal in compliance with Section 262 of the DGCL will not, after the effective time, be entitled to vote the shares of WMB common stock subject to that demand for any purpose or receive any dividends or other distributions on those shares, except dividends or other distributions payable to holders of record of shares of WMB common stock as of a record date prior to the effective time.

Any stockholder that has not commenced an appraisal proceeding or joined such a proceeding as a named party may withdraw a demand for appraisal and accept the per share merger consideration by delivering a written withdrawal of the demand for appraisal to the surviving company, except that any attempt to withdraw made more than 60 days after the effective time will require written approval of the surviving company. No appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the Delaware Court of Chancery and such approval may be conditioned on the terms the Delaware Court of Chancery deems just, provided, however, that this provision will not affect the right of any stockholder who has not commenced an appraisal proceeding or joined such proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered in the merger within 60 days. If you fail to perfect, successfully withdraw or lose the appraisal right, your shares will be converted into the right to receive the per share merger consideration, without interest thereon, less any withholding taxes.

Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of appraisal rights. In that event, you will be entitled to receive the per share merger consideration for your shares in accordance with the merger agreement. In view of the complexity of the provisions of Section 262 of the DGCL, if you are a WMB stockholder and are considering exercising your appraisal rights under the DGCL, you should consult your own legal advisor.

THE PROCESS OF DEMANDING AND EXERCISING APPRAISAL RIGHTS REQUIRES STRICT COMPLIANCE WITH TECHNICAL PREREQUISITES. IF YOU WISH TO EXERCISE YOUR APPRAISAL RIGHTS, YOU SHOULD CONSULT WITH YOUR OWN LEGAL COUNSEL. TO THE EXTENT THERE ARE ANY INCONSISTENCIES BETWEEN THE FOREGOING SUMMARY AND SECTION 262 OF THE DGCL, THE DGCL WILL GOVERN.

ADDITIONAL INFORMATION ABOUT ETC

Unless the context requires otherwise, in this section (a) references to “ETC,” “we,” “us” and “our,” when used in the present or future tense, mean Energy Transfer Corp LP and its consolidated subsidiaries and (b) references to “we,” “us” and “our,” when used in a historical context, means Energy Transfer Equity, L.P. our accounting predecessor and its consolidated subsidiaries. References to “ETE” mean Energy Transfer Equity, L.P. and its consolidated subsidiaries, which include ETP, Regency (for periods prior to the closing of the Regency merger on April 30, 2015), ETP GP, ETP LLC, Panhandle (or Southern Union prior to its merger into Panhandle in January 2014), Sunoco, SXL and ETP Holdco.

Business

Overview of Energy Transfer Corp LP

We are a recently formed Delaware limited partnership that will be treated as a corporation for U.S. federal income tax purposes. Upon the completion of the merger transactions, our primary cash generating asset will consist of ETE Class E units, which will represent an approximate 57% limited partner interest in ETE following the completion of the merger transactions. In the future, we may own assets or equity interests in addition to our limited partner interests in ETE and may engage in any business activity approved by our general partner.

Cash Flow Sources

The ETE Class E units will be entitled to receive the same quarterly cash distribution per unit as the quarterly cash distribution per ETE common unit. ETE has agreed to provide all administrative services to ETC and to indemnify ETC for all non-tax liabilities incurred by ETC. Therefore, ETC expects to distribute 100% of the quarterly cash distributions it receives from ETE in respect of the ETE Class E units, after deduction for federal and state income taxes, if any, to the holders of the ETC common shares. In addition, during the dividend equalization period, the ETC shareholders will receive a quarterly cash distribution per ETC common share that is identical in amount to the quarterly cash distribution paid by ETE on each ETE common unit.

In general, distributions on our common shares will be treated as distributions on corporate stock for federal income tax purposes. No Schedule K-1s will be issued with respect to the common shares, but instead holders of common shares will receive a Form 1099 from us with respect to distributions received on the ETC common shares.

ETE (NYSE: ETE) is a publicly traded master limited partnership whose principal sources of cash flow are derived from its direct and indirect equity interests in Energy Transfer Partners, L.P. (NYSE: ETP), Sunoco Logistics Partners L.P. (NYSE: SXL) and Sunoco LP (NYSE: SUN), all of which are publicly traded master limited partnerships engaged in diversified energy-related businesses. As of December 31, 2015, the market capitalization of ETE common units totaled approximately $14.36 billion.

As of December 31, 2015, after giving effect to the Sunoco Retail Acquisition and the Sunoco Equity Offering, ETE’s direct and indirect equity interests in ETP, SXL and Sunoco consisted of the following:

	IDRs		General Partner Interest	Limited Partner Interests
ETE’s Interests in ETP	100%		100%	2,571,695 Common Units(1) 81,001,069 Class H Units(2) 100 Class I Units(3)
ETE’s Interests in SXL	0.1	%(2)	0.1%	—
ETE’s Interests in Sunoco	100%		100%	2,263,158 Common Units(4)
ETP’s Interests in SXL	99.9	%(2)	99.9%	67,061,274 Common Units(5) 9,416,196 Class B Units(5)
ETP’s Interests in Sunoco	—		—	43,487,668 Common Units(6)

(1)	Represents an approximate 0.5% limited partner interest in ETP.
(2)	The ETP Class H Units entitle ETE to receive 90.05% of the cash distributions related to the IDRs and general partner interest of SXL received by ETP. As a result of ETE’s ownership of the ETP Class H Units and its interests in SXL, ETE is entitled to receive 90.15% of the cash distributions related to the IDRs and general partner interest of SXL.
(3)	The ETP Class I Units provide for additional cash distributions from ETP to ETE for the purpose of offsetting a portion of the IDR subsidies that ETE previously agreed to provide to ETP, with such distributions occurring in 2015 and 2016.
(4)	Represents an approximate 2% limited partner interest in Sunoco.
(5)	ETP’s ownership of the SXL common units and SXL Class B units represents an approximate 27% limited partner interest in SXL. The SXL Class B units are not entitled to receive quarterly distributions and are automatically convertible into common units on a one-to-one basis on July 11, 2017, subject to SXL’s call right and ETP’s put right described herein. Pursuant to a unitholder agreement entered into by SXL and ETP, SXL has a right to call the Class B units for redemption during the period beginning on the earlier of (i) the first full service date under a transportation service agreement with a shipper on the Bakken pipeline project and (ii) January 1, 2017, and ending ten days thereafter, and ETP has a right to sell the Class B units to SXL during the period beginning on July 1, 2017 and ending on July 10, 2017, in each case for cash consideration at the respective prices set forth in the unitholder agreement.
(6)	Represents an approximate 36% limited partner interest in Sunoco.

In addition to the equity interests described above, ETE owns all of the equity interests in Lake Charles LNG, an entity that owns a fully constructed LNG import terminal and regasification facility near Lake Charles, Louisiana, and a 60% equity interest in LCL, an entity whose subsidiary is developing an LNG liquefaction/ export facility that will be integrated with Lake Charles LNG’s import/regasification facility. ETP owns the remaining 40% equity interest in LCL. Please see “—Overview of Energy Transfer Equity, L.P.—Investments in Lake Charles LNG and LCL” below for more information on the LNG liquefaction project.

As a result of ETE’s ownership of 100% of the IDRs in ETP and Sunoco, as well as ETE’s rights to receive cash distributions equivalent to 90.15% of the incentive distributions of SXL, ETE is positioned to grow its quarterly cash distribution disproportionately relative to the growth rate for the cash distributions on the common units of ETP, SXL and Sunoco. As our primary cash-generating asset following the completion of the merger transactions will consist of ETE Class E units, we are similarly positioned to benefit disproportionately from the growth in the cash distributions of ETP, SXL and Sunoco. Accordingly, we can only achieve additional cash flow, and increase distributions to our common shareholders, through the execution by ETE, ETP, SXL and Sunoco of their respective business strategies.

Currently, ETE primarily receives its cash flows from its direct and indirect equity interests in ETP, SXL and Sunoco. For each quarter since the quarter ended November 30, 2004, ETP has made cash distributions in an amount per ETP common unit that has resulted in ETE receiving a portion of the distributions with respect to its ownership of ETP IDRs based on the highest sharing level of 48%. For each quarter since the quarter ended September 30, 2012, SXL has made cash distributions in an amount per SXL common unit that has resulted in ETE and ETP receiving a portion of the distributions with respect to their ownership of SXL IDRs based on the highest sharing level of 48%. Additionally, for each quarter since the quarter ended June 30, 2015, Sunoco has made cash distributions in an amount per Sunoco common unit that has resulted in ETE receiving a portion of the distributions with respect to its ownership of Sunoco IDRs based on the highest sharing level of 50%. Through its ownership of ETP Class H Units and 0.1% of the membership interests in Sunoco Partners LLC, the general partner of SXL, ETE is entitled to 90.15% of the cash distributions from SXL’s IDRs and general partner interest. Please see “—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” beginning on page 271 of this proxy statement/prospectus for more information on the distributions received by ETE and the distributions paid by ETP, SXL and Sunoco.

The cash distributions we will receive from ETE will be tied to (i) the quarterly distribution amount per ETE Class E unit, which will be the same distribution amount as ETE distributes with respect to each ETE common unit and (ii) the number of ETE Class E units that we will own. An increase or decrease in either factor (assuming the other factor remains constant or increases) will result in an increase or decrease, as applicable, in the amount of cash distributions we will receive from ETE. The cash distributions ETE receives from ETP and Sunoco and the cash distributions ETE and ETP receive from SXL in respect of their respective IDRs are tied to (i) the per unit distribution level of such ETE Entity, (ii) the roll off of existing IDR subsidies or ETE-paid management fees at any ETE Entity and (iii) the number of units outstanding of such ETE Entity. In addition, ETE receives take or pay payments from the BG Group under the regasification services agreement relating to services at Lake Charles LNG’s regasification facility. Without taking into consideration the roll off of the existing IDR subsidies or ETE-paid management fees, an increase in the per unit distribution level or the number of units outstanding (assuming the other factor remains constant or increases) will result in an increase in the amount of cash distributions ETE receives from ETP and Sunoco and the cash distributions ETE and ETP receive from SXL in respect of their respective IDRs.

The growth of each ETE Entity’s business has resulted in significant increases in ETE’s per unit distribution level and outstanding equity capitalization. Since January 1, 2012, on a split-adjusted basis, ETE has increased its quarterly cash distribution by approximately 80% from $0.1563 per common unit, or $0.63 on an annualized basis, to $0.2850 per common unit, or $1.14 on an annualized basis, for the quarter ended December 31, 2015. In addition, ETP and SXL have increased their respective quarterly cash distributions and outstanding common units during the time period from January 1, 2012 through December 31, 2015, and Sunoco has increased its quarterly cash distributions and outstanding units during the time period from January 1, 2013 (the first quarter following its initial public offering) through December 31, 2015, as follows:

	ETP	SXL	Sunoco

Increase in Quarterly Cash Distributions	18% from $0.89375 per common unit (or $3.575 on an annualized basis) to $1.055 per common unit (or $4.22 on an annualized basis)	124% from $0.2138 per common unit (or $0.8552 on an annualized basis) to $0.479 per common unit (or $1.92 on an annualized basis)	83% from $0.4375 per unit (or $1.75 on an annualized basis) to $0.8013 per unit (or $3.21 on an annualized basis)

Increase in Number of Outstanding Units	280.2 million common units, representing an increase of approximately 124% of total common units outstanding	70.1 million common units, representing an increase of approximately 35% of total common units outstanding	76.5 million common and subordinated units, representing an increase of approximately 350% of total common and subordinated units outstanding

Business Strategy

ETE formed us for two primary purposes:

•	to provide a vehicle for institutional investors to invest in an equity security that has similar economic attributes as a direct investment in ETE; and

•	to provide a vehicle to facilitate acquisitions as an alternative to pursuing the same acquisitions directly by ETE.

With respect to the first purpose, many institutional investors have regulatory restrictions, internal investment restrictions or tax issues that deter them from making direct investments in publicly traded limited partnerships; however, due to our election to be treated as a corporation for federal income tax purposes, these institutional investors may be permitted to make direct investments in our equity securities. As with other entities that are general partners of publicly traded limited partnerships that are structured as corporations or as limited partnerships that elect to be treated as corporations for federal income tax purposes, ETE believes that our structure will attract equity capital from these types of institutional investors.

With respect to the second primary purpose, our structure is expected to facilitate strategic acquisitions due to our ability to issue equity securities that have the tax attributes of a corporation. ETE received a private letter ruling from the IRS that will allow us to issue our equity securities as the consideration to acquire another company and then contribute the equity interests of the acquired company to ETE in exchange for additional ETE Class E units without causing ETE to be treated as an investment company for federal income tax purposes.

Overview of Energy Transfer Equity, L.P.

ETE (NYSE: ETE) is a publicly traded master limited partnership whose principal sources of cash flow are derived from its direct and indirect equity interests in ETP, SXL and Sunoco, all of which are publicly traded master limited partnerships engaged in diversified energy-related businesses. In addition to direct and indirect equity interests in ETP, SXL and Sunoco, ETE owns all of the equity interests in Lake Charles LNG, an entity that owns a fully constructed LNG import terminal and regasification facility near Lake Charles, Louisiana, and a 60% equity interest in LCL, an entity whose subsidiary is developing an LNG liquefaction facility and export terminal that will be in integrated with Lake Charles LNG’s import/regasification facility. ETE believes that these investments are well positioned to continue to generate attractive distribution growth over the next several years as discussed below.

Investment in Energy Transfer Partners, L.P.

ETP is one of the largest publicly traded master limited partnerships in the United States in terms of equity market capitalization (approximately $15.05 billion as of January 29, 2016). ETP is managed by its general partner, ETP GP, which is indirectly owned by ETE. The primary activities in which ETP is engaged, all of which are in the United States, and the operating subsidiaries through which ETP conducts those activities, are as follows:

•	Natural gas operations, including the following:

•	natural gas midstream and intrastate transportation and storage; and

•	interstate natural gas transportation and storage through ET Interstate and Panhandle. ET Interstate is the parent company of Transwestern, ETC FEP, ETC Tiger, CrossCountry and ET Rover Pipeline LLC. Panhandle indirectly owns the Trunkline and Sea Robin transmission systems.

•	Liquids operations, including NGL transportation, storage and fractionation services primarily through Lone Star, an entity owning a diverse set of midstream energy assets, including NGL pipelines, storage, fractionation and processing facilities located in Texas, New Mexico, Mississippi and Louisiana.

•	Product and crude oil operations, including the following:

•	product and crude oil transportation, terminalling services and acquisition and marketing activities through SXL as described in more detail below under “—ETP’s Investment in Sunoco Logistics Partners L.P.”; and

•	retail marketing of gasoline and middle distillates through Sunoco, Inc., as described in more detail below under “—ETP’s Retail Marketing.”

ETP remains focused on the full integration and optimization of its diversified asset portfolio to enhance unitholder value. ETP has taken advantage of numerous asset optimization opportunities through strategic transactions among ETP and its subsidiaries and/or affiliates, and ETP expects to continue to evaluate and execute on such opportunities. ETP will also continue to look for opportunities to simplify its organization, which may include additional sales or transfers of non-core assets or businesses. As ETP has in the past, it will evaluate growth projects and acquisitions as such opportunities may be identified in the future and ETP intends to continue to maintain sufficient liquidity to allow it to fund such potential growth projects and acquisitions. ETP intends to continue its goal of maintaining a distribution coverage ratio of 1.05x, thereby promoting a prudent balance between distribution rate increases and enhanced financial flexibility and strength while maintaining its investment grade ratings.

While ETP anticipates significant earnings growth in 2017 from the completion of its fully-contracted project backlog, ETP is currently experiencing the impacts of recent declines in commodity prices, as well as challenging conditions in the capital markets.

The current constraints in the capital markets affect ETP’s ability to obtain funding through new borrowings or the issuance of common units. In addition, ETP expects that, to the extent it arranges new financing, ETP will incur increased costs. In light of the current market conditions, ETP has taken steps to preserve its liquidity position, including, but not limited to, reducing discretionary capital expenditures, maintaining its cash distribution rate and continuing to manage operating and administrative costs to improve profitability. With the expected closing of the previously announced Sunoco Retail Acquisition in March 2016, the outstanding balance of ETP’s $3.75 billion revolver will be close to zero. As a result, ETP does not expect the need to access the fixed income market in 2016. In addition, with its reduction in discretionary capital expenditures and with other related asset sales, ETP does not anticipate the need for common equity issuances in 2016.

Current market conditions also indicate that many of ETP’s customers may encounter increased credit risk in the near term. In particular, ETP’s transportation and midstream revenues are derived significantly from companies that engage in exploration and production activities. Many of ETP’s customers have been negatively impacted by the recent declines in commodity prices, as well as current conditions in the capital markets. ETP continues to evaluate the financial condition of existing counterparties, monitor agency credit ratings, and implement credit practices that limit exposure according to the risk profiles of its counterparties.

With respect to commodity prices, crude oil and NGL prices have declined sharply and are at decade-long lows, and ETP expects prices to remain challenged for the foreseeable future due to general oversupply. However, ETP believes that it is well-positioned to benefit from changes in natural gas and NGL supply and demand fundamentals. While ETP continues to increase its presence in domestic producing basins, ETP has also recently focused on projects that will position ETP as a leader in the export of hydrocarbons. These projects include the construction and operation of two pipelines on behalf of a consortium, which pipelines are expected to be in service in the first quarter of 2017 and will transport natural gas for CFE, Mexico’s state power company. The Trans-Pecos pipeline will be an approximately 143-mile, 42-inch pipeline expected to deliver at least 1.356 Bcf/d of natural gas from the Waha Hub to the U.S./Mexico border near Presidio, Texas, while the Comanche Trail Pipeline will be an approximately 195-mile, 42-inch pipeline expected to deliver at least 1.135 Bcf/d of natural gas from the Waha Hub to the U.S./Mexico border near San Elizario, Texas. In addition, ETP has announced a number of other significant growth projects that are expected to drive growth over the next several years, including:

•	a fourth NGL fractionator at Mont Belvieu that will have a total of 120,000 Bbls/d capacity, will provide off-take for the new 533-mile, 24- and 30-inch Lone Star Express Pipeline (which is expected to be operational by the second quarter of 2016) and is fully subscribed by multiple long-term contracts;

•	a Bakken crude oil pipeline project that will provide transportation from multiple points of receipt in North Dakota to various Midwest and Gulf Coast refineries and terminals, including SXL’s crude oil terminal in Nederland, Texas;

•	Rover, a natural gas pipeline project to connect Marcellus and Utica shale supplies to markets in the Midwest, Great Lakes, and Gulf Coast regions of the United States and Canada;

•	the Bayou Bridge project that will connect Nederland to refining markets in Lake Charles and St. James, Louisiana; and

•	an integrated project (the “Revolution project”) in the Marcellus and Upper Devonian production areas of Western Pennsylvania that will consist of an existing 20-mile high pressure pipeline, an additional 100 miles of 24-inch and 30-inch high pressure gas gathering pipelines, a new cryogenic gas processing plant and a new fractionator at Marcus Hook.

ETP’s Investment in Sunoco Logistics Partners L.P. In connection with its acquisition of Sunoco, Inc. in October 2012, ETP acquired all of the IDRs and general partner interest in SXL, as well as approximately 67.0 million common units of SXL, on a split-adjusted basis. Through its ownership of ETP Class H Units, ETE is entitled to 90.05% of the cash distributions that ETP receives from SXL in respect of SXL’s IDRs and general partner interest. Please see “Additional Information About ETE—Cash Distribution Policy of ETE and the ETE Entities—ETP’s Cash Distribution Policy” for more information on the ETP Class H Units.

SXL owns and operates a logistics business, consisting of a geographically diverse portfolio of complementary pipeline, terminalling and acquisition and marketing assets that are used to facilitate the purchase and sale of crude oil, NGLs and refined products primarily in the northeast, midwest and southwest regions of the United States. In addition, SXL owns interests in several product pipeline joint ventures. SXL’s portfolio of geographically diverse assets earns revenues in more than 35 states located throughout the United States, and its business is comprised of the following three segments:

•	The Crude oil segment provides transportation, terminalling and acquisition and marketing services to crude oil markets throughout the southwest, midwest and northeastern United States. Included within the segment are approximately 5,900 miles of crude oil trunk and gathering pipelines in the southwest and midwest United States and equity ownership interests in three crude oil pipelines. SXL’s crude oil terminalling services operate with an aggregate storage capacity of approximately 28 million barrels, including approximately 24 million barrels at its Gulf Coast terminal in Nederland, Texas and approximately 3 million barrels at its Fort Mifflin terminal complex in Pennsylvania. SXL’s crude oil acquisition and marketing activities utilize its pipeline and terminal assets, its proprietary fleet crude oil tractor trailers and truck unloading facilities, as well as third-party assets, to service crude oil markets principally in the mid-continent United States.

•	The NGLs segment transports, stores, and executes acquisition and marketing activities utilizing a complementary network of pipelines, storage and blending facilities, and strategic off-take locations that provide access to multiple NGLs markets. The segment contains approximately 900 miles of NGLs pipelines, primarily related to SXL’s Mariner systems located in the northeast and southwest United States. Terminalling services are facilitated by approximately 5 million barrels of NGLs storage capacity, including approximately 1 million barrels of storage at its Nederland, Texas terminal facility and 3 million barrels at its Marcus Hook, Pennsylvania terminal facility (the “Marcus Hook Industrial Complex”). These operations also carry out SXL’s NGLs blending activities, including utilizing its patented butane blending technology.

•

The Refined products segment provides transportation and terminalling services, through the use of approximately 1,800 miles of refined products pipelines and approximately 40 active refined products marketing terminals. SXL’s marketing terminals are located primarily in the northeast, midwest and southeast United States, with approximately 8 million barrels of refined products storage capacity. SXL’s refined products operations includes its Eagle Point facility in New Jersey, which has approximately 6 million barrels of refined products storage capacity. The operations also include SXL’s equity ownership interests in four refined products pipeline companies. The operations also perform terminalling activities at the Marcus Hook Industrial Complex. SXL’s refined products segment utilizes its integrated pipeline and terminalling assets, as well as acquisition and marketing activities, to service refined products markets in several regions in the United States.

SXL’s primary business strategies focus on generating stable cash flow by increasing pipeline and terminal throughput, utilizing its acquisition and marketing assets to maximize value, pursuing economically accretive organic growth opportunities, and continuing to improve operational efficiencies and reduce costs. SXL also utilizes its pipeline systems to take advantage of market dislocations. In 2015, SXL invested $2.8 billion in organic growth capital projects and acquisitions to improve operational efficiencies, reduce costs, expand existing facilities and construct new assets to increase throughput volume, storage, or the scope of services SXL is able to provide. These included projects to: invest in the previously announced Mariner projects and Allegheny Access pipeline project; invest in SXL’s crude oil infrastructure by increasing pipeline capabilities through previously announced expansion capital and joint projects; expand the service capabilities of SXL’s acquisition and marketing activities; and upgrade the service capabilities at SXL’s bulk marine terminals.

Expansion capital expenditures in 2016 will include continued progress on the following previously announced growth projects:

Mariner East 1 and Mariner East 2. The Mariner East project transports NGLs from the Marcellus and Utica Shale areas in Western Pennsylvania, West Virginia and Eastern Ohio to destinations in Pennsylvania, including SXL’s Marcus Hook Industrial Complex on the Delaware River, where they are processed, stored and distributed to local, domestic and waterborne markets. The first phase of the project, referred to as Mariner East 1, consisted of interstate and intrastate propane and ethane service and commenced operations in the fourth quarter of 2014 and the first quarter of 2016, respectively. The second phase of the project, referred to as Mariner East 2, will expand the total takeaway capacity to 345,000 bbls/d for interstate and intrastate propane, ethane and butane service, and is expected to commence operations in the first half of 2017.

Permian Longview and Louisiana Extension. This project will enable SXL to provide takeaway capacity for approximately 100,000 additional Bbls/d from the basin at Midland, Texas to the Longview, Texas area as well as destinations in Louisiana utilizing a combination of SXL’s proprietary crude oil system and third-party pipelines. This project is expected to commence operations in mid-2016.

Delaware Basin Extension. The Delaware Basin Extension project will provide shippers with new takeaway capacity from the rapidly growing Delaware Basin area in New Mexico and West Texas to Midland, Texas. The project will consist of approximately 125 miles of new build pipeline and is anticipated to have initial capacity to transport approximately 100,000 Bbls/d. The pipeline is expected to be operational in mid-2016.

Bayou Bridge. This project consists of newly constructed pipeline that will deliver crude oil from Nederland, Texas to refinery markets in Louisiana. The Bayou Bridge pipeline is a joint project with ETP and Phillips 66 (“P66”), and SXL will be the operator of the pipeline. Commercial operations are expected to begin in the first quarter 2016.

Bakken. The Bakken project consists of existing and newly constructed pipelines that are expected to provide aggregate takeaway capacity of approximately 450,000 bbls/d of crude oil from the Bakken/Three Forks production area in North Dakota to key refinery and terminalling hubs in the midwest and Gulf Coast, including SXL’s Nederland terminal. The ultimate takeaway capacity target for the project is 570,000 bbls/d. The pipeline system is a joint project with ETP and P66, and we expect to reach agreement to become the operator of the pipeline system. Commercial operations are expected to commence in the fourth quarter 2016.

ETP’s Retail Marketing. ETP’s retail marketing business is conducted through its wholly owned subsidiary, Sunoco, Inc. ETP’s retail marketing operations include the sales of motor fuel (gasoline and diesel) and merchandise at company-operated retail locations and branded convenience stores conducted in 14 states, primarily on the east coast and south regions of the United States.

ETP also currently own a 68.42% membership interest in Sunoco, LLC, which distributes approximately 5.3 billion gallons per year of motor fuel to customers in the east, midwest and southwest regions of the United States. The remaining 31.58% membership interest in Sunoco, LLC is held by Sunoco. Sunoco also owns 50.1% of the voting interests in Sunoco, LLC.

ETP expects to contribute to Sunoco the remaining 68.42% interest in Sunoco, LLC and 100% interest in the legacy Sunoco, Inc. retail business for $2.23 billion. Sunoco will pay ETP $2.03 billion in cash, subject to certain working capital adjustments, and will issue to ETP 5.7 million Sunoco common units. The transaction will be effective January 1, 2016 and is expected to close in March 2016.

ETP’s retail marketing segment also currently owns 37.8 million Sunoco common units. Please see “—Overview of Energy Transfer Equity, L.P.—ETP’s Retail Marketing” for a description of Sunoco’s business.

Investment in Lake Charles LNG

Regasification Facility. Lake Charles LNG, a wholly-owned subsidiary of ETE, owns a LNG import terminal and regasification facility located on Louisiana’s Gulf Coast near Lake Charles, Louisiana. The import terminal has approximately 9.0 Bcf of above ground LNG storage capacity and the regasification facility has a run rate send out capacity of 1.8 Bcf/day.

Liquefaction Project. LCL, an entity in which ETE owns 60% and ETP owns the remaining 40%, is in the process of developing the liquefaction project in conjunction with BG Group pursuant to a project development agreement entered into in September 2013. Pursuant to this agreement, each of LCL and BG Group is obligated to pay 50% of the development expenses for the liquefaction project, subject to reimbursement by the other party if such party withdraws from the project prior to both parties making an affirmative FID to become irrevocably obligated to fully develop the project, subject to certain exceptions. The liquefaction project is expected to consist of three LNG trains with a combined design nameplate outlet capacity of 16.2 metric tonnes per annum. Once completed, the liquefaction project will enable LCL to liquefy domestically produced natural gas and export it as LNG. By adding the new liquefaction facility and integrating with the existing LNG regasification/import facility, the enhanced facility will become a bi-directional facility capable of exporting and importing LNG. BG Group is the sole customer for the existing regasification facility and is obligated to pay reservation fees for 100% of the regasification capacity regardless of whether it actually utilizes such capacity pursuant to a regasification services agreement that terminates in 2030. The liquefaction project will be constructed on 440 acres of land, of which 80 acres are owned by Lake Charles LNG and the remaining acres are to be leased by LCL under a long-term lease from the Lake Charles Harbor and Terminal District.

The construction of the liquefaction project is subject to each of LCL and Royal Dutch Shell plc, which completed its acquisition of BG Group in February 2016, making an affirmative FID to proceed with the project, which decision is in the sole discretion of each party. In the event an affirmative FID is made by both parties, LCL and BG Group will enter into several agreements related to the project, including a liquefaction services agreement pursuant to which BG Group will pay LCL for liquefaction services on a tolling basis for a minimum 25-year term with evergreen extension options for 20 years. In addition, a subsidiary of BG Group, a highly experienced owner and operator of LNG facilities, would oversee construction of the liquefaction facility and, upon completion of construction, manage the operations of the liquefaction facility on behalf of LCL. Subject to receipt of regulatory approvals, we anticipate that each of LCL and Royal Dutch Shell plc will make an affirmative FID in 2016 and then commence construction of the liquefaction project in order to place the first and second LNG trains in service in 2021 and the train in service in early 2022.

The export of LNG produced by the liquefaction project from the U.S. will be undertaken under long-term export authorizations issued by the DOE to Lake Charles Exports, LLC (“LCE”), which is currently a jointly owned subsidiary of BG Group and ETP and, following FID, will be 100% owned by BG Group. In July 2011, LCE obtained a DOE authorization to export LNG to countries with which the U.S. has or will have Free Trade Agreements (“FTA”) for trade in natural gas (the “FTA Authorization”). In August 2013, LCE obtained a conditional DOE authorization to export LNG to countries that do not have an FTA for trade in natural gas (the “Non-FTA Authorization”). The FTA Authorization and Non-FTA Authorization have 25- and 20-year terms, respectively. In January 2013, LCL filed for a secondary, non-cumulative FTA and Non-FTA Authorization to be held by LCL. FTA Authorization was granted in March 2013 and we expect the DOE to issue the Non-FTA Authorization to LCL in due course.

Prior to being authorized to export LNG, LCL must also receive wetlands permits from the U.S. Army Corps of Engineers (“USACE”) to perform wetlands mitigation work and to perform modification and dredging work for the temporary and permanent dock facilities at the Lake Charles LNG facilities. ETE expects the receipt of the wetlands permit from the USACE in the first quarter of 2016.

In December 2015, ETP announced that the Lake Charles LNG project has received approval from the FERC to site, construct and operate a natural gas liquefaction and export facility in Lake Charles, Louisiana.

Recent Developments of Energy Transfer Equity, L.P.

On March 8, 2016, ETE completed the private offering of Convertible Units to certain ETE common unitholders who are “accredited investors” (as defined in Regulation D promulgated under the Securities Act) (the “offerees”). The Convertible Units were issued to offerees who elected to participate in a plan (the “Plan”) to forgo a portion of their future potential cash distributions on ETE common units participating in the Plan for a period of up to nine fiscal quarters, commencing with distributions for the fiscal quarter ending March 31, 2016 (the “plan period”), and reinvest those distributions in the Convertible Units. Each offeree who elected to participate in the Plan (an “Electing Unitholder”) received one Convertible Unit for each ETE common unit that such Electing Unitholder validly elected to participate in the Plan (each such ETE common unit, a “Participating Common Unit”). The Convertible Units will automatically convert into ETE common units at the Conversion Price (defined below) at the end of the plan period as described below.

ETE issued 329,299,267 Convertible Units to the Electing Unitholders at the closing of the offering (the “Closing”), which represents the participation by ETE common unitholders with respect to approximately 31.5% of the total outstanding ETE common units. ETE’s Chairman, Kelcy Warren, participated in the Plan with respect to substantially all of his ETE common units, which represent approximately 18% of the total outstanding ETE common units, and was issued 187,313,942 Convertible Units.

ETE expects to use the net proceeds realized from the reinvestment of forgone distributions on Participating Common Units for general partnership purposes, which could include repayment of debt proposed to be incurred in connection with the merger, the acquisition of equity securities of ETP or other transactions to provide financial support to ETP. ETE states that the Plan reflects ETE’s broader strategy to be proactive in maintaining its credit rating and enhancing its liquidity position.

Terms of the Plan and the Convertible Units

Electing Unitholders received one Convertible Unit for each Participating Common Unit. With respect to each quarter for which the declaration date and record date occurs prior to the closing of the merger, or earlier termination of the merger agreement (the “WMB End Date”), each Participating Common Unit will receive the same cash distribution as all other ETE common units up to $0.11 per unit, which represents approximately 40% of the per unit distribution paid with respect to ETE common units for the quarter ended December 31, 2015 (the “Preferred Distribution Amount”), and the holder of such Participating Common Unit will forgo all cash distributions in excess of that amount (other than (i) any non-cash distribution or (ii) any cash distribution that is materially and substantially greater, on a per unit basis, than ETE’s most recent regular quarterly distribution, as determined by the ETE general partner (such distributions in clauses (i) and (ii), “Extraordinary Distributions”)).

With respect to each quarter for which the declaration date and record date occurs after the WMB End Date, each Participating Common Unit will forgo all distributions for each such quarter (other than Extraordinary Distributions), and each Convertible Unit will receive the Preferred Distribution Amount payable in cash prior to any distribution on ETE common units (other than Extraordinary Distributions).

The plan period will end on the first business day following the date that is the earliest of (a) May 18, 2018, (b) the date upon which the Convertible Units would be convertible into 136,612,021 ETE common units (the quotient of $1.0 billion and the closing price of the ETE common units on the NYSE on the closing date of the private offering), (c) the date of a change of control of ETE or (d) the date of the dissolution of ETE.

At the end of the plan period, each Convertible Unit will automatically convert into ETE common units, the number of which will be determined by dividing (a) the Conversion Value (as defined and described below) at the end of the plan period by (b) $6.56, which is 95% of the five-day volume-weighted average closing price of ETE common units on the NYSE on the date immediately prior to the commencement of the private offering (the “Conversion Price”).

The conversion value of each Convertible Unit (the “Conversion Value”) on the closing date of the offering is zero. The Conversion Value will increase each quarter in an amount equal to $0.285, which is the per unit amount of the cash distribution paid with respect to ETE common units for the quarter ended December 31, 2015 (the “Conversion Value Cap”), less the cash distribution actually paid with respect to each Convertible Unit for such quarter (or, if prior to the WMB End Date, each Participating Common Unit). Any cash distributions in excess of $0.285 per ETE common unit, and any Extraordinary Distributions, made with respect to any quarter during the plan period will be disregarded for purposes of calculating the Conversion Value.

The Convertible Units, as well as all Participating Common Units owned by the Electing Unitholders, are not transferable during the plan period without the prior written consent of the ETE general partner. Further, in connection with their participation in the Plan, Electing Unitholders have agreed not to enter into any hedging transaction (including the purchase of any puts, calls or other derivative instruments) with respect to any equity or equity-linked securities of ETE during the plan period.

Initially, ETE intended to provide the opportunity to participate in the Plan to all of its common unitholders on substantially the same terms as the private offering. The merger agreement requires ETE and WMB to obtain the other party’s consent to take certain actions prior to the closing of the merger. ETE believes that the terms of the merger agreement permitted ETE to provide the opportunity to participate in the Plan to all of its common unitholders. In order to offer participation in the Plan to all of its common unitholders, ETE would have been required to file a registration statement with the SEC relating to the public offering of the Convertible Units. Such a filing would require the consent of WMB’s independent registered accounting firm to the incorporation by reference in the registration statement of its report on WMB’s audited financial statements. However, after ETE advised WMB of ETE’s intention to pursue a public offering of the Convertible Units pursuant to the Plan, WMB declined to allow its independent registered accounting firm to provide the auditor consent required to be included in a registration statement for a public offering. As a result, in light of what ETE viewed as an important step to address potential cash needs (including to finance part of the consideration payable to WMB stockholders in the merger), ETE determined to conduct a private offering to certain accredited investors that was not subject to the SEC rules requiring the consent of WMB’s independent registered accounting firm. In connection with the proposed public offering, WMB advised ETE that WMB believed its consent was required under the merger agreement for the public offering and declined to consent. ETE believes that both the proposed public offering and the completed private offering are permitted by the terms of the merger agreement and as a result did not request WMB’s consent to pursue the private offering.

WMB has reviewed the terms of the Plan and the Convertible Units, and ETE’s description of the Plan and the Convertible Units, and believes that the Convertible Units offering required WMB’s consent under the merger agreement and that by proceeding without WMB’s consent, ETE violated the merger agreement. WMB filed lawsuits against ETE, LE GP and Kelcy Warren in relation to the Convertible Units offering on April 6, 2016. See the sections titled “Summary—Recent Developments” and “Risk Factors—Risks Related to the Merger—ETE and WMB do not agree on whether ETE’s offering of the Convertible Units without WMB’s consent was a violation of the merger agreement, and WMB has filed lawsuits against ETE, LE GP and Kelcy Warren in relation thereto” beginning on pages 19 and 42, respectively, of this proxy statement/prospectus.

How Our Partnership Agreement Terms Differ from those of Other Publicly Traded Partnerships

Although we are organized as a limited partnership, the terms of our partnership agreement differ from those of ETE and many other publicly traded partnerships. For example:

•

Our general partner is not entitled to incentive distributions. Most publicly traded partnerships have IDRs that entitle the general partner to receive increasing percentages, commonly up to 50%, of the cash distributed in excess of a certain per share distribution.

•

Distributions on the common shares will be treated as distributions on corporate stock for federal income tax purposes. No Schedule K-1s will be issued with respect to the common shares, instead holders of common shares will receive a Form 1099 from us with respect to distributions received on the ETC common shares. Like distributions on corporate stock, our distributions will only be treated as dividends to the extent of our current or accumulated earnings and profits (as computed for federal income tax purposes).

For a more complete description of the terms of our partnership agreement, please read the summaries in “Description of ETC Common Shares” and “—Description of Our Partnership Agreement,” as well as Annex C—First Amended and Restated Agreement of Limited Partnership of Energy Transfer Corp LP.

Legal Proceedings

We and ETE and some of our respective affiliated entities are subject to litigation relating to the merger. Please read “The Merger—Litigation Relating to the Merger” for a summary of the litigation relating to the merger.

The ETE Entities are also parties to various legal proceedings and/or regulatory proceedings incidental to their collective business. Any adverse result in these proceedings could result in a reduction in the cash that ETE distributes to ETC, which in turn, would reduce the cash ETC has available to distribute to the ETC common shareholders.

Employees

We and our general partner have no employees. All of the officers and other personnel necessary for our business to function (to the extent not outsourced) will be employed by the ETE general partner. ETE will reimburse the ETE general partner for expenses incurred (i) on our behalf; (ii) on behalf of our general partner; or (iii) for any other purpose related to our business and activities or those of our general partner. ETE will also reimburse our general partner for any additional expenses incurred on our behalf or to maintain our legal existence and good standing. These additional expenses will include recurring costs associated with being a separate publicly traded entity, including expenses associated with (i) compensation for new directors, (ii) incremental director and officer liability insurance, (iii) listing on the NYSE, (iv) investor relations, (v) legal matters and (vi) accounting.

Management’s Discussion and Analysis of

Financial Condition and Results of Operations

You should read the following discussion of our financial condition and results of operations in conjunction with the historical consolidated financial statements of ETE and our unaudited pro forma condensed combined financial statements included elsewhere in this proxy statement/prospectus. Among other things, those historical and pro forma financial statements include more detailed information regarding the basis of presentation for the following discussion. In addition, you should read “Forward-Looking Statements” and “Risk Factors” for information regarding certain risks inherent in our, ETE’s and the ETE Entities’ respective businesses.

References to the “Parent Company” in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” subsection means Energy Transfer Equity, L.P. on a stand-alone basis.

Overview

We are a recently formed Delaware limited partnership that will be treated as a corporation for U.S. federal income tax purposes. Upon the completion of the merger transactions, our primary cash generating asset will consist of ETE Class E units, which will represent an approximate 57% limited partner interest in ETE following the completion of the merger transactions. In the future, we may own assets or equity interests in addition to our limited partner interests in ETE and may engage in any business activity approved by our general partner.

Cash Flow Sources

ETE has agreed to provide all administrative services to ETC and to indemnify ETC for all non-tax liabilities incurred by ETC. Therefore, ETC expects to distribute 100% of the quarterly cash distributions it receives from ETE in respect of the ETE Class E units, after deducting for federal and state income taxes, if any, to the holders of the ETC common shares.

The ETE Class E units that we will own will be entitled to receive the same quarterly cash distribution per unit as the quarterly cash distribution paid per ETE common unit. In addition, during the dividend equalization period, ETE is obligated to make distributions on and/or special allocations of depreciation or other forms of cost recovery to the ETE Class E units to ensure that ETC has sufficient cash to pay distributions on each ETC common share in an amount equal to 100% of the distributions paid by ETE on each ETE common unit.

In general, distributions on ETC common shares will be treated as distributions on corporate stock for federal income tax purposes. No Schedule K-1s will be issued with respect to the ETC common shares, but instead holders of ETC common shares will receive a Form 1099 from ETC with respect to the distributions they receive on the ETC common shares.

Energy Transfer Equity, L.P. (NYSE: ETE) is a publicly traded master limited partnership whose principal sources of cash flow are derived from its direct and indirect equity interests in Energy Transfer Partners, L.P. (NYSE: ETP), Sunoco Logistics Partners L.P. (NYSE: SXL) and Sunoco LP (NYSE: SUN), all of which are publicly traded master limited partnerships engaged in diversified energy-related businesses. As of December 31, 2015, the market capitalization of ETE common units totaled approximately $14.36 billion.

As of December 31, 2015, after giving effect to the Sunoco Retail Acquisition and the Sunoco Equity Offering, ETE’s direct and indirect equity interests in ETP, SXL and Sunoco consisted of the following:

	IDRs		General Partner Interest	Limited Partner Interests
ETE’s Interests in ETP	100%		100%	2,571,695 Common Units(1) 81,001,069 Class H Units(2) 100 Class I Units(3)
ETE’s Interests in SXL	0.1	%(2)	0.1%	—
ETE’s Interests in Sunoco	100%		100%	2,263,158 Common Units(4)
ETP’s Interests in SXL	99.9	%(2)	99.9%	67,061,274 Common Units(5) 9,416,196 Class B Units(5)
ETP’s Interests in Sunoco	—		—	43,487,668 Common Units(6)

(1)	Represents an approximate 0.5% limited partner interest in ETP.
(2)	The ETP Class H Units entitle ETE to receive 90.05% of the cash distributions related to the IDRs and general partner interest of SXL received by ETP. As a result of ETE’s ownership of the ETP Class H Units and its interests in SXL, ETE is entitled to receive 90.15% of the cash distributions related to the IDRs and general partner interest of SXL.
(3)	The ETP Class I Units provide for additional cash distributions from ETP to ETE for the purpose of offsetting a portion of the IDR subsidies that ETE previously agreed to provide to ETP, with such distributions occurring in 2015 and 2016.
(4)	Represents an approximate 2% limited partner interest in Sunoco.
(5)	ETP’s ownership of the SXL common units and SXL Class B units represents an approximate 27% limited partner interest in SXL. The SXL Class B units are not entitled to receive quarterly distributions and are automatically convertible into common units on a one-to-one basis on July 11, 2017, subject to SXL’s call right and ETP’s put right described herein. Pursuant to a unitholder agreement entered into by SXL and ETP, SXL has a right to call the Class B units for redemption during the period beginning on the earlier of (i) the first full service date under a transportation service agreement with a shipper on the Bakken pipeline project and (ii) January 1, 2017, and ending ten days thereafter, and ETP has a right to sell the Class B units to SXL during the period beginning on July 1, 2017 and ending on July 10, 2017, in each case for cash consideration at the respective prices set forth in the unitholder agreement.
(6)	Represents an approximate 36% limited partner interest in Sunoco.

In addition to the equity interests described above, ETE owns all of the equity interests in Lake Charles LNG, an entity that owns a fully constructed LNG import terminal and regasification facility near Lake Charles, Louisiana, and a 60% equity interest in LCL, an entity whose subsidiary is developing an LNG liquefaction/ export facility that will be integrated with Lake Charles LNG’s import/regasification facility. ETP owns the remaining 40% equity interest in LCL. Please see “—Overview of Energy Transfer Equity, L.P. —Investments in Lake Charles LNG and LCL” above for more information on the LNG liquefaction project.

As a result of ETE’s ownership of 100% of the IDRs in ETP and Sunoco, as well as ETE’s rights to receive cash distributions equivalent to 90.15% of the incentive distributions of SXL, ETE is positioned to grow its quarterly cash distribution disproportionately relative to the growth rate for the cash distributions on the common units of ETP, SXL and Sunoco. As our primary cash-generating asset following the completion of the merger transactions will consist of ETE Class E units, we are similarly positioned to benefit disproportionately from the growth in the cash distributions of ETP, SXL and Sunoco. Accordingly, we can only achieve additional cash flow, and increase distributions to our common shareholders, through the execution by ETE, ETP, SXL and Sunoco of their respective business strategies.

Currently, ETE primarily receives its cash flows from its direct and indirect equity interests in ETP, SXL and Sunoco. For each quarter since the quarter ended November 30, 2004, ETP has made cash distributions in an amount per ETP common unit that has resulted in ETE receiving a portion of the distributions with respect to its ownership of ETP IDRs based on the highest sharing level of 48%. For each quarter since the quarter ended September 30, 2012, SXL has made cash distributions in an amount per SXL common unit that has resulted in ETE and ETP receiving a portion of the distributions with respect to their ownership of SXL IDRs based on the highest sharing level of 48%. Additionally, for each quarter since the quarter ended June 30, 2015, Sunoco has made cash distributions in an amount per Sunoco common unit that has resulted in ETE receiving a portion of the distributions with respect to its ownership of Sunoco IDRs based on the highest sharing level of 50%. Through its ownership of ETP Class H Units and 0.1% of the membership interests in Sunoco Partners LLC, the general partner of SXL, ETE is entitled to 90.15% of the cash distributions from SXL’s IDRs and general partner interest. Please see “—Liquidity and Capital Resources” for more information on the distributions received by ETE and the distributions paid by ETP, SXL and Sunoco.

The cash distributions we will receive from ETE will be tied to (i) the quarterly distribution amount per ETE Class E unit, which will be the same distribution amount as ETE distributes with respect to each ETE common unit and (ii) the number of ETE Class E units that we will own. An increase or decrease in either factor (assuming the other factor remains constant or increases) will result in an increase or decrease, as applicable, in the amount of cash distributions we will receive from ETE. The cash distributions ETE receives from ETP and Sunoco and the cash distributions ETE and ETP receive from SXL in respect of their respective IDRs are tied to (i) the per unit distribution level of such ETE Entity, (ii) the roll off of existing IDR subsidies or ETE-paid management fees at any ETE Entity and (iii) the number of units outstanding of such ETE Entity. In addition, ETE receives take or pay payments from the BG Group under the regasification services agreement relating to services at Lake Charles LNG’s regasification facility. Without taking into consideration the roll off of the existing IDR subsidies or ETE-paid management fees, an increase in the per unit distribution level or the number of units outstanding (assuming the other factor remains constant or increases) will result in an increase in the amount of cash distributions ETE receives from ETP and Sunoco and the cash distributions ETE and ETP receive from SXL in respect of their respective IDRs.

The growth of each ETE Entity’s business has resulted in significant increases in ETE’s per unit distribution level and outstanding equity capitalization. Since January 1, 2012, on a split-adjusted basis, ETE has increased its quarterly cash distribution by approximately 80% from $0.1563 per common unit, or $0.63 on an annualized basis, to $0.2850 per common unit, or $1.14 on an annualized basis, for the quarter ended December 31, 2015. In addition, ETP and SXL have increased their respective quarterly cash distributions and outstanding common units during the time period from January 1, 2012 through December 31, 2015, and Sunoco has increased its quarterly cash distributions and outstanding units during the time period from January 1, 2013 (the first quarter following its initial public offering) through December 31, 2015, as follows:

	ETP	SXL	Sunoco

Increase in Quarterly Cash Distributions	18% from $0.89375 per common unit (or $3.575 on an annualized basis) to $1.055 per common unit (or $4.22 on an annualized basis)	124% from $0.2138 per common unit (or $0.8552 on an annualized basis) to $0.479 per common unit (or $1.92 on an annualized basis)	83% from $0.4375 per unit (or $1.75 on an annualized basis) to $0.8013 per unit (or $3.21 on an annualized basis)

Increase in Number of Outstanding Units	280.2 million common units, representing an increase of approximately 124% of total common units outstanding	70.1 million common units, representing an increase of approximately 35% of total common units outstanding	76.5 million common and subordinated units, representing an increase of approximately 350% of total common and subordinated units outstanding

Financial Presentation

We are the managing member of and control ETE GP, which will be the successor entity to LE GP and the general partner of ETE following the GP merger. Therefore, under generally accepted accounting principles, we reflect our ownership in ETE GP and its subsidiaries, on a consolidated basis. Accordingly, our financial results are combined with those of ETE as well as with its subsidiaries and our results of operations do not differ materially from the results of operations of ETE. The most noteworthy reconciling items between our consolidated financial statements and those of ETE primarily relate to the presentation of partnership and noncontrolling interests in ETE. In addition to the noncontrolling interests reflected on ETE’s consolidated financial statements, the interests in ETE that are not owned by us will be reflected as noncontrolling interests in our consolidated financial statements.

ETE will bear the cost for our general and administrative expenses, and direct annual expenses for recurring costs associated with being a separate publicly traded entity, including expenses associated with (i) compensation for new directors, (ii) incremental director and officer liability insurance, (iii) listing on the NYSE, (iv) investor relations, (v) legal matters and (vi) accounting.

ETE’s reportable segments are as follows:

•	Investment in ETP, including the consolidated operations of ETP;

•	Investment in Sunoco LP, including the consolidated operations Sunoco;

•	Investment in Lake Charles LNG, including the operations of Lake Charles LNG; and

•	Corporate and Other, including the activities of the Parent Company.

Each of the respective general partners of ETP, SXL and Sunoco have separate operating management and boards of directors. ETE controls ETP and, following the Sunoco exchange transaction described below, Sunoco through its ownership of their respective general partners. ETP controls SXL through its ownership of its general partner.

In order to fully understand the financial condition and results of operations of the Parent Company on a stand-alone basis, we have included discussions of Parent Company matters apart from those of ETE’s consolidated group.

Recent Developments

Lake Charles LNG

In December 2015, ETP announced that the Lake Charles LNG project has received approval from the FERC to site, construct and operate a natural gas liquefaction and export facility in Lake Charles, Louisiana. On February 15, 2016, Royal Dutch Shell plc completed its acquisition of BG Group plc. Final investment decisions from Royal Dutch Shell plc and LCL are expected to be made in 2016, with construction to start immediately following an affirmative investment decision and first LNG export anticipated about four years later.

Sunoco Subordinated Units Conversion

The conditions to terminate the subordination period under Sunoco’s partnership agreement were satisfied by Sunoco upon the payment to its unitholders of its quarterly cash distribution on November 27, 2015. As a result, effective November 30, 2015, all 10,939,436 Sunoco subordinated units were converted on a one-for-one basis into Sunoco common units (the “Sunoco Subordinated Units Conversion”). As a result of the Sunoco Subordinated Units Conversion, Sunoco no longer has any subordinated units outstanding, and the Sunoco common units are no longer entitled to arrearages in cash distributions.

Sunoco Retail Acquisition

On November 16, 2015, ETP and Sunoco announced the Sunoco Retail Acquisition, pursuant to which Sunoco will acquire the remaining 68.42% interest in Sunoco, LLC and a 100% interest in Sunoco Retail, LLC, an entity that will own the legacy Sunoco retail business, in exchange for approximately $2.2 billion in cash (including the expected value of working capital) and the issuance to ETP of approximately 5.7 million Sunoco common units. The transaction will be effective January 1, 2016 and is expected to close in March 2016.

Sunoco Equity Offering

On November 15, 2015, Sunoco entered into common unit purchase agreements with certain institutional investors and ETE, pursuant to which, Sunoco agreed to sell 26,315,789 Sunoco common units to such institutional investors and ETE pursuant to private placements at a purchase price of $31.00 per Sunoco common unit, as adjusted by a $2.50 per Sunoco common unit purchase price adjustment. Sunoco expects to receive gross proceeds of approximately $750 million from the Sunoco Equity Offering, which Sunoco intends to use to repay outstanding borrowings under its $1.5 billion revolving credit facility and for general partnership purposes. The sale of Sunoco common units to the institutional investors closed on December 3, 2015, and the sale of the Sunoco common units to ETE is expected to close contemporaneously with the closing of the Sunoco Retail Acquisition in March 2016.

Sunoco Exchange

On August 21, 2015, ETE completed its acquisition of 100% of the membership interests of Sunoco GP, the general partner of Sunoco, and all of the IDRs of Sunoco from ETP, in exchange for the repurchase by ETP of 21,000,000 ETP common units owned by ETE.

Susser Dropdown

On July 31, 2015, ETP completed a previously announced transaction, pursuant to which Sunoco acquired all of the issued and outstanding capital stock of Susser from ETP, in exchange for approximately $970 million in cash, subject to certain working capital adjustments, and the issuance to Heritage Holdings and ETP Holdco of 21,978,980 Sunoco Class B Units. The Sunoco Class B Units are identical to the Sunoco common units in all respects, except that such Class B Units were not entitled to distributions payable with respect to the second quarter of 2015. The Sunoco Class B Units converted, on a one-for-one basis, into Sunoco common units on August 19, 2015.

ETE Unit Split

On July 27, 2015, ETE effected a two-for-one split of its outstanding common units. The ETE unit split was effected by a distribution of one ETE common unit for each ETE common unit outstanding and held by unitholders of record at the close of business on July 15, 2015.

Lone Star Fractionator IV

In May 2015, ETP announced that its subsidiary, Lone Star, would construct a fourth NGL fractionation facility at Mont Belvieu, Texas. Fractionator IV, estimated to cost approximately $450 million, is scheduled to be operational by December 2016. The 120,000 Bbls/d fractionator is fully subscribed by multiple long-term contracts and will provide off-take for the new 533-mile, 24- and 30-inch Lone Star Express pipeline.

SXL Bakken Pipeline Exchange

In May 2015, ETP announced that it has reached agreement with SXL for SXL to participate in the Bakken pipeline project described below, which is jointly owned by ETP and Phillips 66. The project consists of existing and newly constructed pipelines that are expected to provide aggregate takeaway capacity of approximately 470,000 Bbls/d of crude oil from the Bakken/Three Forks production area in North Dakota to key refinery and terminalling hubs in the Midwest and Gulf Coast, including SXL’s Nederland terminal. The ultimate takeaway capacity for the project is 570,000 Bbls/d. The pipeline system is supported by long-term fee based contracts and is expected to begin commercial operations in the fourth quarter of 2016. SXL will fund its proportionate share of the construction costs in proportion to its 30% interest in the project. ETP also anticipates reaching agreement with SXL for SXL to become the operator of the pipeline system. The parties closed this transaction in October 2015.

Regency Merger

On April 30, 2015, ETP consummated the Regency merger, with Regency continuing as a wholly owned subsidiary of ETP. At the effective time of the Regency merger, each Regency common unit and Class F unit was converted into the right to receive 0.4124 ETP common units. ETP issued 172.2 million ETP common units to Regency unitholders, including 15.5 million units issued to ETP subsidiaries. The 1.9 million outstanding Regency Series A Cumulative Convertible Preferred Units were converted into corresponding new Series A Cumulative Preferred Unit representing a limited partner interest in ETP on a one-for-one basis. In connection with the Regency merger, ETE agreed to reduce the incentive distributions it receives from ETP by a total of $320 million over a five-year period. The IDR subsidy was $80 million for the year ended December 31, 2015 and will total $60 million per year for the following four years.

Bakken Pipeline Transaction

In March 2015, ETE transferred 30.8 million ETP common units, ETE’s 45% interest in the Dakota Access Pipeline and Energy Transfer Crude Oil Pipeline (collectively, the “Bakken pipeline project”), and approximately $879 million in cash to ETP in exchange for 30.8 million newly issued ETP Class H Units that, when combined with the 50.2 million previously issued ETP Class H Units, generally entitle ETE to receive 90.05% of the cash distributions and other economic attributes of the general partner interest and IDRs of SXL. In addition, ETE and ETP agreed to reduce the IDR subsidies that ETE previously agreed to provide to ETP, with such reductions occurring in 2015 and 2016.

In October 2015, SXL completed the previously announced acquisition of a 40% membership interest (the “Bakken Membership Interest”) in Bakken Holdings Company LLC (“Bakken Holdco”). Bakken Holdco, through its wholly-owned subsidiaries, owns a 75% membership interest in each of Dakota Access, LLC and Energy Transfer Crude Oil Company, LLC, which together intend to develop the Bakken Pipeline system to deliver crude oil from the Bakken/Three Forks production area in North Dakota to the Gulf Coast. ETP transferred the Bakken Membership Interest to SXL in exchange for approximately 9.4 million Class B Units representing limited partner interests in SXL and the payment by SXL to ETP of $382 million of cash, which represented reimbursement for its proportionate share of the total cash contributions made in the Bakken Pipeline project as of the date of closing of the exchange transaction.

Lone Star NGL Pipeline and Conversion Project

In November 2014, ETP and Regency announced that Lone Star will construct a 533 mile, 24- and 30-inch NGL pipeline from the Permian Basin to Mont Belvieu, Texas and convert Lone Star’s existing West Texas 12-inch NGL pipeline into crude oil/condensate service. The new pipeline project, estimated to cost between $1.5 billion and $1.8 billion is expected to be operational by the second quarter of 2016.

Gathering and Processing Construction Projects

In November 2014, ETP announced its plans to construct two new 200 million cubic feet per day cryogenic gas processing plants and associated gathering systems in the Eagle Ford and Eaglebine production areas. The first plant was placed in service in July 2015 and the second plant is expected to be in service in January 2016.

Lone Star Fractionator III

In November 2014, ETP announced that Lone Star would construct a third natural gas liquids fractionator at its facility in Mont Belvieu, Texas, which would bring Lone Star’s total fractionation capacity at Mont Belvieu to 300,000 Bbls/d. This third fractionator was successfully placed into operation during December 2015.

Phillips 66 Joint Ventures

In October 2014, ETE, ETP and Phillips 66 formed two joint ventures to develop the Bakken pipeline project. ETP and ETE hold an aggregate interest of 75% in each joint venture and ETP operates both pipeline systems. Phillips 66 owns the remaining 25% interest and funds its proportionate share of the construction costs. These projects are expected to begin commercial operations in the fourth quarter of 2016.

ETE Unit Repurchase

In 2015, ETE repurchased approximately $1.06 billion of ETE common units under its current authorized $2.00 billion common unit buyback program.

Results of Operations

ETE defines Segment Adjusted EBITDA as earnings before interest, taxes, depreciation, depletion, amortization and other non-cash items, such as non-cash compensation expense, gains and losses on disposals of assets, the allowance for equity funds used during construction, unrealized gains and losses on commodity risk management activities, non-cash impairment charges, losses on extinguishments of debt, gain on deconsolidation and other non-operating income or expense items. Unrealized gains and losses on commodity risk management activities include unrealized gains and losses on commodity derivatives and inventory fair value adjustments (excluding lower of cost or market adjustments). Segment Adjusted EBITDA reflects amounts for unconsolidated affiliates based on ETE’s proportionate ownership and amounts for less than wholly owned subsidiaries based on 100% of the subsidiaries’ results of operations.

Based on the following changes in ETE’s reportable segments, ETE adjusted the presentation of its segment results for the prior years to be consistent with the current year presentation. ETE previously presented reportable segments for its investments in ETP and Regency. ETP completed its acquisition of Regency in April 2015; therefore, the Investment in ETP segment amounts have been retrospectively adjusted to reflect Regency for the periods presented. Investment in Regency is no longer presented as a separate reportable segment.

The Investment in Sunoco LP segment reflects the results of Sunoco beginning August 29, 2014, the date that ETP originally obtained control of Sunoco. ETE’s consolidated results reflect the elimination of MACS, Sunoco, LLC and Susser for the periods during which those entities were included in the consolidated results of both ETP and Sunoco. In addition, subsequent to July 2015, ETP holds an equity method investment in Sunoco, LLC, and a continuing investment in Sunoco, the equity in earnings from which is also eliminated in ETE’s consolidated financial statements.

Year Ended December 31, 2015 Compared to the Year Ended December 31, 2014

Consolidated Results

	Years Ended December 31,
	2015	2014	Change
Segment Adjusted EBITDA:
Investment in ETP	$5,714	$5,710	$4
Investment in Sunoco	614	244	370
Investment in Lake Charles LNG	196	195	1
Corporate and other	(104)	(97)	(7)
Adjustments and eliminations	(485)	(212)	(273)

Total	5,935	5,840	95
Depreciation, depletion and amortization	(2,079)	(1,724)	(355)
Interest expense, net of interest capitalized	(1,643)	(1,369)	(274)
Gain on sale of AmeriGas common units	—	177	(177)
Impairment losses	(339)	(370)	31
Losses on interest rate derivatives	(18)	(157)	139
Non-cash compensation expense	(91)	(82)	(9)
Unrealized gains (losses) on commodity risk management activities	(65)	116	(181)
Inventory valuation adjustments	(249)	(473)	224
Losses on extinguishments of debt	(43)	(25)	(18)
Adjusted EBITDA related to discontinued operations	—	(27)	27
Adjusted EBITDA related to unconsolidated affiliates	(713)	(748)	35
Equity in earnings of unconsolidated affiliates	276	332	(56)
Other, net	22	(73)	95

Income from continuing operations before income tax expense	993	1,417	(424)
Income tax (expense) benefit from continuing operations	100	(357)	457

Income from continuing operations	1,093	1,060	(881)
Income from discontinued operations	—	64	(64)

Net income	$1,093	$1,124	$(31)

See the detailed discussion of Segment Adjusted EBITDA in the Segment Operating Results section below.

Depreciation, Depletion and Amortization. Depreciation, depletion and amortization increased primarily as a result of acquisitions and growth projects, including an increase of $260 million primarily due to assets recently placed in service and recent acquisitions from ETP, and an increase of $141 million primarily due to a full year of Sunoco depreciation expense in 2015 as well as recent acquisitions.

Interest Expense, Net of Interest Capitalized. Interest expense increased primarily due to the following:

•	an increase of $126 million related to ETP primarily due to ETP’s issuance of senior notes.

•	an increase of $58 million of expense recognized by Sunoco primarily due to the recognition of a partial period in 2014.

•	an increase of $89 million of expense recognized by the Parent Company primarily related to recent issuances of senior notes.

Gain on Sale of AmeriGas Common Units. During the year ended December 31, 2014, ETP sold 18.9 million of the AmeriGas common units that were originally received in connection with the contribution of its propane business to AmeriGas in January 2012. ETP recorded a gain based on the sale proceeds in excess of the carrying amount of the units sold. As of December 31, 2015, ETP’s remaining interest in AmeriGas common units consisted of 3.1 million units held by a wholly-owned captive insurance company.

Impairment Losses. In 2015, ETP recorded goodwill impairments of (i) $99 million related to Transwestern due primarily to the market declines in current and expected future commodity prices in the fourth quarter of 2015, (ii) $106 million related to Lone Star Refinery Services due primarily to changes in assumptions related to potential future revenues as well as the market declines in current and expected future natural gas prices, (iii) $110 million of fixed asset impairments related to Lone Star NGL Refinery Services primarily due to the economic obsolescence identified as a result of low utilization and expected decrease in future cash flows, and (iv) $24 million of intangible asset impairments related to Lone Star NGL Refinery Services primarily due to the economic obsolescence identified as a result of expected decrease in future cash flows. In 2014, a $370 million goodwill impairment was recorded at ETP related to the Permian Basin gathering and processing operations. The decline in estimated fair value of that reporting unit was primarily driven by a significant decline in commodity prices in the fourth quarter of 2014, and the resulting impact to future commodity prices as well as increases in future estimated operations and maintenance expenses.

Losses on Interest Rate Derivatives. Our interest rate derivatives are not designated as hedges for accounting purposes; therefore, changes in fair value are recorded in earnings each period. Losses on interest rate derivatives during the year ended December 31, 2015 and 2014 resulted from decreases in forward interest rates, which caused our forward-starting swaps to decrease in value.

Unrealized Gains (Losses) on Commodity Risk Management Activities. See discussion of the unrealized gains (losses) on commodity risk management activities included in the discussion of segment results below.

Inventory Valuation Adjustments. Inventory valuation reserve adjustments were recorded for the inventory associated with Sunoco, SXL and ETP’s retail marketing operations as a result of commodity price changes between periods.

Adjusted EBITDA Related to Discontinued Operations. In 2014, amounts were related to a marketing business that was sold effective April 1, 2014.

Adjusted EBITDA Related to Unconsolidated Affiliates and Equity in Earnings of Unconsolidated Affiliates. See additional information in “Supplemental Information on Unconsolidated Affiliates” and “Segment Operation Results” below.

Other, net. Other, net in 2015 and 2014 primarily includes amortization of regulatory assets and other income and expense amounts.

Income Tax (Expense) Benefit from Continuing Operations. Income tax expense is based on the earnings of our taxable subsidiaries. For the year ended December 31, 2015, ETE’s income tax expense decreased from the prior year primarily due to lower earnings among ETE’s consolidated corporate subsidiaries. The year ended December 31, 2015 also reflected a benefit of $24 million of net state tax benefit attributable to statutory state rate changes resulting from the Regency merger and sale of Susser to Sunoco, as well as a favorable impact of $11 million due to a reduction in the statutory Texas franchise tax rate which was enacted by the Texas legislature during the second quarter of 2015. For the year ended December 31, 2014, ETE’s income tax expense from continuing operations included unfavorable income tax adjustments of $87 million related to the Lake Charles LNG Transaction, which was treated as a sale for tax purposes.

Segment Operating Results

Investment in ETP

	Years Ended December 31,
	2015	2014	Change
Revenues	$34,292	$55,475	$(21,183)
Cost of products sold	27,029	48,414	(21,385)

Gross margin	7,263	7,061	202
Unrealized gains on commodity risk management activities	65	(112)	177
Operating expenses, excluding non-cash compensation expense	(2,265)	(2,065)	(200)
Selling, general and administrative expenses, excluding non-cash compensation expense	(468)	(508)	40
Inventory valuation adjustments	104	473	(369)
Adjusted EBITDA related to discontinued operations	—	27	(27)
Adjusted EBITDA related to unconsolidated affiliates	937	748	189
Other, net	78	86	(8)

Segment Adjusted EBITDA	$5,714	$5,710	$4

Segment Adjusted EBITDA. For the year ended December 31, 2015 compared to the prior year, Segment Adjusted EBITDA related to the Investment in ETP increased primarily as a result of the following:

•	an increase of $182 million from SXL due to:

¡	an increase of $130 million from SXL’s NGL operations, primarily attributable to higher contributions from SXL’s Mariner NGLs pipeline projects which commenced operation in late 2014; and

¡	an increase of $65 million from SXL’s refined products pipelines, primarily attributable to higher results from the refined products pipelines driven by the commencement of operations on the Allegheny Access project in 2015; offset by

¡	a decrease of $13 million from SXL’s crude oil operations, primarily attributable to lower results from SXL’s crude oil acquistion and marketing activities driven by reduced margins which were negatively impacted by contracted crude differential compared to the prior period; and

•	an increase of $140 million in ETP’s liquids transportation and services operations, primarily attributable to higher volumes transported out of West Texas and the Eagle Ford region, as well as increased processing and fractionation margin of $50 million due to the ramp-up of Lone Star’s second 100,000 Bbls/d fractionator at Mont Belvieu, Texas, and the additional volumes from producers in the West Texas and Eagle Ford regions. Additionally, the commissioning of the of the Mariner South LPG export project during February 2015 contributed an additional $50 million for the twelve months ended December 31, 2015. This was partially offset by a $17 million decrease in margin associated with the off-gas fractionator in Geismar, Louisiana, as NGL and olefin market prices decreased significantly for the comparable period.

These increases were partially offset by the following:

•	a decrease of $148 million in ETP’s retail marketing operations, caused by decreases of $124 million due to the deconsolidation of Sunoco as a result of the sale of Sunoco’s general partner interest to ETE, $121 million due to unfavorable fuel margins, and $9 million due to unfavorable volumes in the retail and wholesale channels, partially offset by favorable impact of $112 million from the acquisition of Susser in August 2014 and $43 million from other recent acquisitions;

•	a decrease of $68 million in ETP’s midstream operations, primarily due to a decrease of $88 million in non-fee based margins for natural gas and a $200 million decrease in non-fee based margins for crude oil and NGL due to lower natural gas prices and lower crude oil and NGL prices as well as an increase of $135 million in operating expenses primarily due to assets recently placed in service, including Rebel system in west Texas and King Ranch system in South Texas as well as the acquisition of Eagle Rock midstream assets in July 2014, partially offset by an increase of $120 million in fee-based margin from the acquisitions of the Eagle Rock, PVR, and King Ranch midstream assets;

•	a decrease of $57 million in ETP’s interstate transportation and storage operations, primarily due to lower revenues of $47 million as a result of higher basis differentials in 2014 driven by colder weather, lower revenues of $22 million and $7 million due to the expiration of a transportation rate schedule and lower sales of gas due to lower prices, respectively, on the Transwestern pipeline, and $15 million due to a managed contract roll off to facilitate the transfer of a line from Trunkline to an affiliate for its conversion from natural gas to crude oil service. These decreases were partially offset by sales of capacity at higher rates of $13 million on the Panhandle and Transwestern pipelines, as well as higher usage rates and volumes on the Transwestern pipeline;

•	a decrease of $16 million in ETP’s intrastate transportation and storage operations, primarily due to a decrease of $17 million in storage margin;

•	a decrease in Adjusted EBITDA related to discontinued operations of $27 million related to a marketing business that was sold effective April 1, 2014; and

•	a decrease of $29 million in ETP’s other operations due to a decrease of $56 million related to its investment in AmeriGas common units due to the sale of AmeriGas common units in 2014.

Unrealized Gains and Losses on Commodity Risk Management Activities. Unrealized gains on commodity risk management activities primarily reflected the net impact from unrealized gains and losses on natural gas storage and non-storage derivatives, as well as fair value adjustments to inventory. The change in unrealized gains and losses on commodity risk management activities for 2015 compared to 2014 was primarily attributable to natural gas storage inventory and related derivatives.

Operating Expenses, Excluding Non-Cash Compensation Expense. Operating expenses related to ETP’s retail marketing operations increased $69 million, primarily due to recent acquisitions. Operating expenses related to ETP’s midstream operations increased $135 million primarily due to a primarily due to assets recently placed in service, including Rebel system in west Texas and King Ranch system in South Texas as well as the acquisition of Eagle Rock midstream assets in July 2014. Operating expenses also increased $24 million for ETP’s liquids transportation and services operations, primarily due to higher employee expenses, ad valorem taxes, utilities expense, project costs and materials and supplies expense.

Selling, General and Administrative Expenses, Excluding Non-Cash Compensation Expense. Selling, general and administrative expenses related to ETP’s investment in SXL operations decreased $15 million, expenses related to ETP’s interstate transportation and storage operations decreased by $10 million, and expenses related to ETP’s midstream operations decreased $10 million.

Adjusted EBITDA Related to Discontinued Operations. In 2014, amounts were related to a marketing business that was sold effective April 1, 2014.

Adjusted EBITDA Related to Unconsolidated Affiliates. ETP’s Adjusted EBITDA related to unconsolidated affiliates for the years ended December 31, 2015 and 2014 consisted of the following:

	Years Ended December 31,
	2015	2014	Change
Citrus	$315	$305	$10
FEP	75	75	—
PES	86	86	—
MEP	96	102	(6)
HPC	61	53	8
AmeriGas	—	56	(56)
Sunoco, LLC	91	—	91
Sunoco LP	137	—	137
Other	76	71	5

Total Adjusted EBITDA related to unconsolidated affiliates	$937	$748	$189

These amounts represent ETP’s proportionate share of the Adjusted EBITDA of its unconsolidated affiliates and are based on ETP’s equity in earnings or losses of its unconsolidated affiliates adjusted for its proportionate share of the unconsolidated affiliates’ interest, depreciation, amortization, non-cash items and taxes.

Investment in Sunoco

	Years Ended December 31,
	2015	2014	Change
Revenues	$16,935	$6,825	$10,110
Cost of products sold	15,477	6,444	9,033

Gross margin	1,458	381	1,077
Unrealized gains on commodity risk management activities	(2)	(1)	(1)
Operating expenses, excluding non-cash compensation expense	(769)	(255)	(514)
Selling, general and administrative, excluding non-cash compensation expense	(161)	(42)	(119)
Inventory fair value adjustments	85	193	(108)
Other, net	3	1	2

Segment Adjusted EBITDA	$614	$277	$337

The Investment in Sunoco segment reflects the results of Sunoco beginning August 29, 2014, the date that ETP originally obtained control of Sunoco. Sunoco obtained control of MACS in October 2014, Sunoco, LLC in April 2015, and Susser in July 2015. Because these entities were under common control, Sunoco recast its financial statements to retrospectively consolidate each of the entities beginning August 29, 2014. The segment results above are presented on the same basis as Sunoco’s standalone financial statements; therefore, the segment results above also include MACS, Sunoco, LLC and Susser beginning August 29, 2014. MACS, Sunoco, LLC and Susser were also consolidated by ETP until October 2014, April 2015 and July 2015, respectively; therefore, the results from those entities are reflected in both the Investment in ETP and the Investment in Sunoco segments for the respective periods in 2014 and 2015. ETE’s consolidated results reflect the elimination of MACS, Sunoco, LLC and Susser for the periods during which those entities were included in the consolidated results of both ETP and Sunoco. In addition, subsequent to July 2015, ETP holds an equity method investment in Sunoco, LLC, the equity in earnings from which is also eliminated in ETE’s consolidated financial statements.

Segment Adjusted EBITDA. The increase in Segment Adjusted EBITDA for the year ended December 31, 2015 is primarily due to the presentation of only a partial period of results for Sunoco in 2014, as discussed above.

Investment in Lake Charles LNG

	Years Ended December 31,
	2015	2014	Change
Revenues	$216	$216	$—
Operating expenses, excluding non-cash compensation expense	(17)	(17)	—
Selling, general and administrative, excluding non-cash compensation expense	(3)	(4)	1

Segment Adjusted EBITDA	$196	$195	$1

Lake Charles LNG derives all of its revenue from a contract with a non-affiliated gas marketer.

Year Ended December 31, 2014 Compared to the Year Ended December 31, 2013

Based on the change in ETE’s reportable segments, ETE adjusted the presentation of its segment results for the prior years to be consistent with the current year presentation.

Eliminations in the tables below include the following:

•	ETP’s Segment Adjusted EBITDA reflected 100% of Lone Star, which is a consolidated subsidiary of ETP. Regency’s Segment Adjusted EBITDA included its 30% investment in Lone Star. Therefore, 30% of the results of Lone Star were included in eliminations.

•	ETP’s Segment Adjusted EBITDA reflected the results of SUGS from March 26, 2012 to April 30, 2013. Since the contribution in April 2013 by Southern Union of its interest in Southern Union Gathering Company, LLC and its subsidiaries, including Southern Union Gas Services (the “SUGS Contribution”), to Regency was a transaction between entities under common control, Regency’s results have been recast to retrospectively consolidate SUGS beginning March 26, 2012. Therefore, the eliminations also included the results of SUGS from March 26, 2012 to April 30, 2013.

•	ETP’s Segment Adjusted EBITDA reflected the results of Lake Charles LNG prior to the Lake Charles LNG Transaction, which was effective January 1, 2014. The Investment in Lake Charles LNG segment reflected the results of operations of Lake Charles LNG for all periods presented. Consequently, the results of operations of Lake Charles LNG were reflected in two segments for the year ended December 31, 2013 and the period from March 26, 2012 to December 31, 2012. Therefore, the results of Lake Charles LNG were included in eliminations for 2013 and 2012.

Consolidated Results

	Years Ended December 31,
	2014	2013	Change
	(in millions)
Segment Adjusted EBITDA:
Investment in ETP	$5,710	$4,404	$1,306
Investment in Sunoco LP	277	—	277
Investment in Lake Charles LNG	195	187	8
Corporate and Other	(97)	(43)	(54)
Adjustments and Eliminations	(245)	(181)	(64)

Total	5,840	4,367	1,473
Depreciation, depletion and amortization	(1,724)	(1,313)	(411)
Interest expense, net of interest capitalized	(1,369)	(1,221)	(148)
Gain on sale of AmeriGas common units	177	87	90
Goodwill impairments	(370)	(689)	319
Gains (losses) on interest rate derivatives	(157)	53	(210)
Non-cash unit-based compensation expense	(82)	(61)	(21)
Unrealized gains on commodity risk management activities	116	48	68
Inventory valuation adjustments	(473)	3	(476)
Losses on extinguishments of debt	(25)	(162)	137
Adjusted EBITDA related to discontinued operations	(27)	(76)	49
Adjusted EBITDA related to unconsolidated affiliates	(748)	(727)	(21)
Equity in earnings of unconsolidated affiliates	332	236	96
Non-operating environmental remediation	—	(168)	168
Other, net	(73)	(2)	(71)

Income from continuing operations before income tax expense	1,417	375	1,042
Income tax expense	357	93	264

Income from continuing operations	1,060	282	778
Income from discontinued operations	64	33	31

Net income	$1,124	$315	$809

See the detailed discussion of Segment Adjusted EBITDA in “—Segment Operating Results” below.

Depreciation, Depletion and Amortization. Depreciation, depletion and amortization increased primarily as a result of acquisitions and growth projects, including an increase of $254 million at Regency primarily due to depreciation, depletion and amortization related to the PVR, Eagle Rock and Hoover acquisitions, as well as additional depreciation, depletion and amortization recorded from assets placed in service in 2014 and 2013.

Interest Expense, Net of Interest Capitalized. Interest expense increased primarily due to the following:

•	an increase of $140 million related to Regency primarily due to its issuance of $600 million of senior notes in April 2013, $400 million of senior notes in September 2013, $900 million of senior notes in February 2014 and $700 of million senior notes issued in July 2014, as well as the assumption of $1.2 billion of senior notes in the PVR Acquisition and the exchange of $499 million of senior notes in the Eagle Rock Acquisition; and

•	an increase of $11 million related to ETP primarily due to ETP’s issuance of $1.25 billion of senior notes in January 2013 and $1.5 billion of senior notes in September 2013; partially offset by

•	a reduction of $5 million for the Parent Company primarily related to a $1.1 billion principal paydown of the Parent Company’s $2 billion term loan in April 2013, net of interest related to incremental debt.

Gain on Sale of AmeriGas Common Units. During the year ended December 31, 2014 and 2013, ETP sold 18.9 million and 7.5 million, respectively, of the AmeriGas common units that were originally received in connection with the contribution of its propane business to AmeriGas in January 2012. ETP recorded a gain based on the sale proceeds in excess of the carrying amount of the units sold. As of December 31, 2014, ETP’s remaining interest in AmeriGas common units consisted of 3.1 million units held by a wholly owned captive insurance company.

Goodwill Impairment. In 2013, Lake Charles LNG recorded a $689 million goodwill impairment. The decline in the estimated fair value was primarily due to changes related to (i) the structure and capitalization of the planned LNG liquefaction project at Lake Charles LNG’s Lake Charles import/regasification facility, (ii) an analysis of current macroeconomic factors, including global natural gas prices and relative spreads, as of the date of ETE’s assessment (iii) judgments regarding the prospect of obtaining regulatory approval for a proposed LNG export project and the uncertainty associated with the timing of such approvals and (iv) changes in assumptions related to potential future revenues from the import facility and the proposed export facility. An assessment of these factors in the fourth quarter of 2013 led to a conclusion that the estimated fair value of the Lake Charles LNG reporting unit was less than its carrying amount.

During the fourth quarter of 2014, a $370 million goodwill impairment was recorded related to Regency’s Permian Basin gathering and processing operations. The decline in estimated fair value of that reporting unit was primarily driven by the significant decline in commodity prices in the fourth quarter of 2014, and the resulting impact to future commodity prices as well as increases in future estimated operations and maintenance expenses. An assessment of these factors in the fourth quarter of 2014 led to a conclusion that the estimated fair value of Regency’s Permian reporting unit was less than its carrying amount.

Gains (Losses) on Interest Rate Derivatives. ETE’s interest rate derivatives are not designated as hedges for accounting purposes; therefore, changes in fair value are recorded in earnings each period. Losses on interest rate derivatives during the year ended December 31, 2014 resulted from decreases in forward interest rates, which caused ETE’s forward-starting swaps to decrease in value. Conversely, increases in forward interest rates resulted in gains on interest rate derivatives during the year ended December 31, 2013.

Unrealized Gains on Commodity Risk Management Activities. See discussion of the unrealized gains on commodity risk management activities included in the discussion of segment results below.

Inventory Valuation Adjustments. Inventory valuation reserve adjustments were recorded for the inventory associated with SXL’s crude oil and products inventories and ETP’s retail marketing operations as a result of commodity price changes between periods.

Losses on Extinguishments of Debt. For the year ended December 31, 2013, losses on extinguishment of debt were primarily related to ETE’s refinancing transactions completed in December 2013. In addition, the years ended December 31, 2014 and 2013 also reflected losses of $25 million and $7 million, respectively, related to Regency’s repurchase of its senior notes during the respective periods.

Adjusted EBITDA Related to Discontinued Operations. In 2014, amounts were related to a marketing business that was sold effective April 1, 2014. In 2013, amounts primarily related to Southern Union’s local distribution operations.

Adjusted EBITDA Related to Unconsolidated Affiliates and Equity in Earnings of Unconsolidated Affiliates. Amounts reflected primarily include ETE’s proportionate share of such amounts related to ETE’s equity method investees. See additional discussion of results in “—Segment Operating Results” below.

Non-Operating Environmental Remediation. Non-operating environmental remediation was primarily due to Sunoco, Inc.’s recognition of environmental obligations related to closed sites.

Other, net. Includes amortization of regulatory assets, certain acquisition related costs and other income and expense amounts.

Income Tax Expense from Continuing Operations. Income tax expense is based on the earnings of ETE’s taxable subsidiaries. In addition, the year ended December 31, 2014 included the impact of the Lake Charles LNG Transaction, which was treated as a sale for tax purposes, resulting in $76 million of incremental income tax expense.

Segment Operating Results

Investment in ETP

	Years Ended December 31,
	2014	2013	Change
	(in millions)
Revenues	$55,475	$48,335	$7,140
Cost of products sold	48,389	42,554	5,835

Gross margin	7,086	5,781	1,305
Unrealized gains on commodity risk management activities	(112)	(42)	(70)
Operating expenses, excluding non-cash compensation expense	(2,090)	(1,683)	(407)
Selling, general and administrative expenses, excluding non-cash compensation expense	(508)	(439)	(69)
Inventory valuation adjustments	473	(3)	476
Adjusted EBITDA related to discontinued operations	27	76	(49)
Adjusted EBITDA related to unconsolidated affiliates	748	722	26
Other, net	86	(8)	94

Segment Adjusted EBITDA	$5,710	$4,404	$1,306

Gross Margin. For the year ended December 31, 2014 compared to the prior year, ETP’s gross margin increased primarily as a result of the following:

•	Gross margin included in ETP’s consolidated results related to ETP’s retail marketing operations increased $471 million between periods due to the acquisition of Susser and MACS as well as favorable fuel margins.

•	Gross margin related to ETP’s liquids transportation and services operations increased $273 million as a result of (i) increases in transportation margin as a result of higher volumes transported out of West Texas due to the completion expansion projects and (ii) higher processing and fractionation margin due to the completion of Lone Star’s fractionators in December 2013.

•	Gross margin from ETP’s midstream operations increased $784 million primarily due to an increase of $669 million related to Regency’s gathering and processing operations, primarily due to Regency’s acquisitions of PVR, Eagle Rock midstream assets and Hoover in 2014, and an increase in fee-based revenues of $121 million from ETP’s legacy midstream assets due to increased production and increased capacity from assets recently placed in service in the Eagle Ford Shale.

•	Gross margin increased $50 million related to Regency’s contract service operations due to increased revenue generating horsepower and $58 million related to Regency’s natural resources operations due to the acquisition of those assets in March 2014.

These increases were partially offset by the following:

•	Revenue from ETP’s interstate transportation and storage operations decreased $237 million primarily as a result of the deconsolidation of Lake Charles LNG and the recognition in 2013 of $52 million received in connection with the buyout of a customer contract.

•	Gross margin related to ETP’s intrastate transportation and storage operations decreased $27 million primarily due to the cessation of long-term transportation contracts.

•	SXL’s gross margin decreased $87 million primarily related to lower crude oil margins.

Unrealized Gains on Commodity Risk Management Activities. Unrealized gains on commodity risk management activities primarily reflected the net impact from unrealized gains and losses on natural gas storage and non-storage derivatives, as well as fair value adjustments to inventory. The decrease in unrealized gains on commodity risk management activities for 2014 compared to 2013 was primarily attributable to natural gas storage inventory and related derivatives.

Operating Expenses, Excluding Non-Cash Compensation Expense. Operating expenses related to ETP’s retail marketing operations increased $254 million, primarily due to recent acquisitions. In addition, SXL’s operating expenses increased $44 million, primarily due to lower pipeline operating gains, increased pipeline maintenance costs and higher employee costs. Operating expenses related to ETP’s midstream operations increased $123 million primarily due to a $76 million increase in pipeline and plant maintenance and materials due to organic growth on Regency’s assets in South and West Texas, as well as Regency’s acquisitions of PVR, Eagle Rock midstream assets and Hoover in 2014. Operating expenses also increased $18 million for ETP’s liquids transportation and services operations, primarily due to the start-up of Lone Star’s second fractionator in Mont Belvieu, Texas in October 2013. These increases were partially offset by decreases in ETP’s operating expenses due to its deconsolidation of certain operations during the periods, including Lake Charles LNG effective January 1, 2014 and SUGS in April 2013.

Selling, General and Administrative Expenses, Excluding Non-Cash Compensation Expense. Selling, general and administrative expenses related to ETP’s retail marketing operations increased $29 million, primarily due to recent acquisitions. In addition, SXL’s selling, general and administrative expenses increased $28 million. Selling, general and administrative expenses also increased for ETP’s liquids transportation and services operations due to higher employee-related costs. These increases were partially offset by decreases in ETP’s expenses due to its deconsolidation of Lake Charles LNG effective January 1, 2014.

Adjusted EBITDA Related to Discontinued Operations. In 2014, amounts were related to a marketing business that was sold effective April 1, 2014. In 2013, amounts primarily related to Southern Union’s distribution operations.

Adjusted EBITDA Related to Unconsolidated Affiliates. ETP’s Adjusted EBITDA related to unconsolidated affiliates for the years ended December 31, 2014 and 2013 consisted of the following:

	Years Ended December 31,
	2014	2013	Change
	(in millions)
Citrus	$305	$296	$9
FEP	75	75	—
PES	86	(30)	116
MEP	102	100	2
HPC	53	51	2
AmeriGas	56	175	(119)
Other	71	55	16

Total Adjusted EBITDA related to unconsolidated affiliates	$748	$722	$26

These amounts represent ETP’s proportionate share of the Adjusted EBITDA of its unconsolidated affiliates and are based on ETP’s equity in earnings or losses of its unconsolidated affiliates adjusted for its proportionate share of the unconsolidated affiliates’ interest, depreciation, amortization, non-cash items and taxes.

Other, net. In 2014 primarily includes amortization of regulatory assets and other income and expense amounts. In 2013 was primarily related to biodiesel tax credits recorded by Sunoco, Inc., amortization of regulatory assets and other income and expense amounts.

Investment in Lake Charles LNG

	Years Ended December 31,
	2014	2013	Change
	(in millions)
Revenues	$216	$216	%—
Operating expenses, excluding non-cash compensation expense	(17)	(20)	3
Selling, general and administrative, excluding non-cash compensation expense	(4)	(9)	5

Segment Adjusted EBITDA	$195	$187	$8

Amounts reflected above include comparative amounts for the year ended December 31, 2013, which preceded ETE’s direct investment in Lake Charles LNG effective January 1, 2014.

Lake Charles LNG derives all of its revenue from a contract with a non-affiliated gas marketer.

Liquidity and Capital Resources

Overview

Parent Company Only

The Parent Company’s principal sources of cash flow are derived from its direct and indirect investments in the limited partner and general partner interests in ETP and Sunoco and cash flows from the operations of Lake Charles LNG. The amount of cash that ETP and Sunoco distribute to their respective partners, including the Parent Company, each quarter is based on earnings from its business activities and the amount of available cash, as discussed below. In connection with previous transactions, ETE has relinquished a portion of its incentive distributions to be received from ETP and Sunoco, see additional discussion under “Cash Distributions.”

The Parent Company’s primary cash requirements are for general and administrative expenses, debt service requirements and distributions to its partners. The Parent Company currently expects to fund its short-term needs for such items with cash flows from its direct and indirect investments in ETP, Sunoco and Lake Charles LNG. The Parent Company distributes its available cash remaining after satisfaction of the aforementioned cash requirements to its unitholders on a quarterly basis.

In connection with the merger, the Parent Company has entered into the Commitment Letter with the Commitment Parties. For additional information regarding the Commitment Letter, see “The Merger—Financing Commitment.”

As of December 31, 2015, the Parent Company had approximately $7.0 billion of debt outstanding under its senior notes and credit facilities. After giving effect to the debt that will be incurred or assumed by the Parent Company in the merger, the Parent Company will have approximately $17.25 billion of debt outstanding. The Parent Company’s significant level of debt may adversely affect its financial and operating flexibility and ability to make distributions to its unitholders. In addition, if the Parent Company is not able to reduce its leverage ratio, then there is a risk that its credit ratings could be downgraded. Any such downgrade or other changes to the Parent Company’s financial metrics could also have a material impact on the Parent Company’s subsidiaries, including ETP, SXL, Sunoco and, assuming completion of the merger, WPZ. Prior to and following the merger, the Parent Company may seek to retire or purchase its outstanding debt through cash purchases and/or exchanges, in open market purchases, privately negotiated transactions, tender offers or otherwise. Any repurchases or exchanges will depend on prevailing market conditions, contractual restrictions in the Parent Company’s debt and other agreements and other factors, and the amounts involved may be material. The Parent Company may also make additional adjustments to its business plans to reduce its outstanding debt, including the sale of assets, the sale of equity securities, the reduction of cash distribution payments to its unitholders at the current distribution rate or the suspension of such cash distributions for a certain period of time. The Parent Company will continue to monitor the capital markets and its capital structure and make changes to its capital structure from time to time, with the goal of reducing outstanding debt and maintaining financial flexibility, preserving or improving liquidity and/or achieving cost efficiency. ETE states that in order to maintain its credit ratings at current levels, it completed the private offering of Convertible Units. WMB has commenced litigation seeking, among other things, to unwind such offering. While ETE believes WMB’s claims are without merit, if WMB is successful in unwinding the Convertible Units offering, it could have a negative impact on ETE’s efforts to maintain its ratings with Moody’s, S&P or Fitch.

The Parent Company expects ETP, Sunoco and Lake Charles LNG and their respective subsidiaries to utilize their resources, along with cash from their operations, to fund their announced growth capital expenditures and working capital needs; however, the Parent Company may issue debt or equity securities from time to time, as the Parent Company deems prudent to provide liquidity for new capital projects of its subsidiaries or for other partnership purposes.

ETP

ETP’s ability to satisfy its obligations and pay distributions to its unitholders will depend on its future performance, which will be subject to prevailing economic, financial, business and weather conditions, and other factors, many of which are beyond the control of ETP’s management.

ETP currently expects capital expenditures (net of contributions in aid of construction costs) for the full year 2016 to be within the following ranges:

	Growth		Maintenance
	Low	High	Low	High
Direct(1):
Intrastate transportation and storage	$10	$20	$35	$40
Interstate transportation and storage(2)(3)	375	415	140	145
Midstream	1,200	1,250	110	120
Liquids transportation and services:
NGL	1,150	1,200	25	30
Crude(2)	1,275	1,325	—	—
All other (including eliminations)	65	75	20	25

Total direct capital expenditures	$4,075	$4,285	$330	$360

(1)	Direct capital expenditures exclude those funded by ETP’s publicly traded subsidiaries.
(2)	Net of amounts forecasted to be financed at the asset level with non-recourse debt of approximately $325 million.
(3)	Includes capital expenditures related to ETP’s proportionate ownership of the Bakken and Rover pipeline projects.

The assets used in ETP’s natural gas and liquids operations, including pipelines, gathering systems and related facilities, are generally long-lived assets and do not require significant maintenance capital expenditures. Accordingly, ETP does not have any significant financial commitments for maintenance capital expenditures in its businesses. From time to time ETP experiences increases in pipe costs due to a number of reasons, including but not limited to, delays from mills, limited selection of mills capable of producing large diameter pipe in a timely manner, higher steel prices and other factors beyond ETP’s control. However, ETP included these factors in its anticipated growth capital expenditures for each year.

ETP generally funds its maintenance capital expenditures and distributions with cash flows from operating activities. ETP generally funds growth capital expenditures with proceeds of borrowings under the ETP Credit Facility, long-term debt, the issuance of additional ETP common units, dropdown proceeds or the monetization of non-core assets or a combination thereof.

As of December 31, 2015, in addition to $527 million of cash on hand, ETP had available capacity under the ETP Credit Facility of $2.24 billion. Based on ETP’s current estimates, it expects to utilize capacity under the ETP Credit Facility, along with cash from operations, to fund its announced growth capital expenditures and working capital needs through the end of 2016; however, ETP may issue debt or equity securities prior to that time as it deems prudent to provide liquidity for new capital projects, to maintain investment grade credit metrics or other partnership purposes.

SXL’s primary sources of liquidity consist of cash generated from operating activities and borrowings under its $2.50 billion credit facility. At December 31, 2015, SXL had available borrowing capacity of $1.94 billion under its revolving credit facility. In March 2015, SXL amended the credit facility to increase the size of the commitment from $1.5 billion to $2.5 billion. SXL’s capital position reflects crude oil and refined products inventories based on historical costs under the LIFO method of accounting. SXL periodically supplements its cash flows from operations with proceeds from debt and equity financing activities.

Sunoco

Sunoco’s primary sources of liquidity consist of cash generated from operating activities and occasional asset sales, issuance of additional partnership units and borrowings under its $1.50 billion credit facility at December 31, 2015, Sunoco had available borrowing capacity of $1.03 billion under its revolving credit facility. In 2016, Sunoco expects to invest between $390 million and $420 million in growth capital expenditures and between $100 million and $110 million in maintenance capital expenditures. Sunoco may revise the timing of these expenditures as necessary to adapt to economic conditions.

Cash Flows

ETE’s cash flows may change in the future due to a number of factors, some of which ETE cannot control. These include regulatory changes, the price for ETE’s operating entities products and services, the demand for such products and services, margin requirements resulting from significant changes in commodity prices, operational risks, the successful integration of acquisitions and other factors.

Operating Activities

Changes in cash flows from operating activities between periods primarily result from changes in earnings (as discussed in “Results of Operations” above), excluding the impacts of non-cash items and changes in operating assets and liabilities. Non-cash items include recurring non-cash expenses, such as depreciation, depletion and amortization expense and non-cash unit-based compensation expense. The increase in depreciation, depletion and amortization expense during the periods presented primarily resulted from the construction and acquisition of assets, while changes in non-cash compensation expense resulted from changes in the number of units granted and changes in the grant date fair value estimated for such grants. Cash flows from operating activities also differ from earnings as a result of non-cash charges that may not be recurring such as impairment charges and allowance for equity funds used during construction. The allowance for equity funds used during construction increases in periods when ETE has a significant amount of interstate pipeline construction in progress. Changes in operating assets and liabilities between periods result from factors such as the changes in the value of price risk management assets and liabilities, timing of accounts receivable collection, payments on accounts payable, the timing of purchases and sales of inventories, and the timing of advances and deposits received from customers.

Following is a summary of operating activities by period:

Year Ended December 31, 2015

Cash provided by operating activities in 2015 was $3.07 billion and net income was $1.09 billion. The difference between net income and cash provided by operating activities in 2015 primarily consisted of net non-cash items totaling $2.73 billion and changes in operating assets and liabilities of $1.16 billion. The non-cash activity in 2015 consisted primarily of depreciation, depletion and amortization of $2.08 billion, impairment losses of $339 million, deferred income tax expense of $242 million, inventory valuation adjustments of 249 million, losses on extinguishments of debt of $43 million and non-cash compensation expense of $91 million.

Year Ended December 31, 2014

Cash provided by operating activities in 2014 was $3.18 billion and net income was $1.12 billion. The difference between net income and cash provided by operating activities in 2014 consisted of net non-cash items totaling $1.99 billion and changes in operating assets and liabilities of $231 million. The non-cash activity in 2014 consisted primarily of depreciation, depletion and amortization of $1.72 billion, goodwill impairment of $370 million, inventory valuation adjustments of $473 million, losses on extinguishments of debt of $25 million and non-cash compensation expense of $82 million, partially offset by the gain on the sale of AmeriGas common units of $177 million and a deferred income tax benefit of $50 million.

Year Ended December 31, 2013

Cash provided by operating activities in 2013 was $2.42 billion and net income was $315 million. The difference between net income and cash provided by operating activities in 2013 consisted of net non-cash items totaling $1.94 billion and changes in operating assets and liabilities of $149 million. The non-cash activity consisted primarily of depreciation, depletion and amortization of $1.31 billion, goodwill impairment of $689 million, deferred income taxes of $43 million, losses on extinguishments of debt of $162 million and non-cash compensation expense of $61 million.

Investing Activities

Cash flows from investing activities primarily consist of cash amounts paid for acquisitions, capital expenditures and cash contributions to ETE’s joint ventures. Changes in capital expenditures between periods primarily result from increases or decreases in growth capital expenditures to fund construction and expansion projects.

Following is a summary of investing activities by period:

Year Ended December 31, 2015

Cash used in investing activities in 2015 of $10.09 billion was comprised primarily of capital expenditures of $9.31 billion (excluding the allowance for equity funds used during construction and net of contributions in aid of construction costs). ETP invested $7.68 billion for growth capital expenditures and $485 million for maintenance capital expenditures during 2015. ETE paid net cash for acquisitions of $900 million, including the acquisition of a noncontrolling interest.

Year Ended December 31, 2014

Cash used in investing activities in 2014 of $6.80 billion was comprised primarily of capital expenditures of $5.34 billion (excluding the allowance for equity funds used during construction and net of contributions in aid of construction costs). ETP invested $5.05 billion for growth capital expenditures and $444 million for maintenance capital expenditures during 2014. Regency invested $1.20 billion for growth capital expenditures and $98 million for maintenance capital expenditures during 2014. ETE paid cash for acquisitions of $2.37 billion and received $814 million in cash received from the sale of AmeriGas common units.

Year Ended December 31, 2013

Cash used in investing activities in 2013 of $2.35 billion was comprised primarily of capital expenditures of $3.45 billion (excluding the allowance for equity funds used during construction and net of contributions in aid of construction costs). ETP invested $2.11 billion for growth capital expenditures and $343 million for maintenance capital expenditures during 2013. Regency invested $948 million for growth capital expenditures and $48 million for maintenance capital expenditures during 2013. These expenditures were partially offset by $1.01 billion and $346 million of cash received from the sale of the MGE and NEG assets and the sale of AmeriGas common units, respectively. In addition, ETP paid net cash of $405 million for acquisitions.

Financing Activities

Changes in cash flows from financing activities between periods primarily result from changes in the levels of borrowings and equity issuances, which are primarily used to fund acquisitions and growth capital expenditures. Distribution increases between the periods were based on increases in distribution rates, increases in the number of common units outstanding at ETE’s subsidiaries and increases in the number of ETE’s common units outstanding.

Following is a summary of financing activities by period:

Year Ended December 31, 2015

Cash provided by financing activities was $6.76 billion in 2015. ETE had a consolidated increase in its debt level of $6.63 billion, primarily due to the issuance of Parent Company and subsidiary senior notes, as well as increases in ETE’s and its subsidiaries’ revolving credit facilities during 2015. ETE’s subsidiaries also received $3.89 billion in proceeds from common unit offerings, including $1.43 billion from the issuance of ETP common units and $2.46 billion from the issuance of other subsidiary common units. ETE paid distributions to partners of $1.09 billion, and its subsidiaries paid $2.34 billion on limited partner interests other than those held by the Parent Company. ETE also paid $1.06 billion to repurchase common units during the year ended December 31, 2015.

Year Ended December 31, 2014

Cash provided by financing activities was $3.88 billion in 2014. ETE had a consolidated increase in its debt level of $4.49 billion, primarily due to Regency’s issuance of senior notes and assumption and debt, and SXL’s issuance of $2.00 billion in aggregate principal amount of senior notes in April 2014 and November 2014 (see Note 6 to ETE’s consolidated financial statements) and an increase of the Parent Company’s debt of $1.88 billion. ETE’s subsidiaries also received $3.06 billion in proceeds from common unit offerings, including $1.38 billion from the issuance of ETP common units, $428 million from the issuance of Regency common units and $1.25 billion from the issuance of other subsidiary common units. ETE paid distributions to partners of $821 million, and its subsidiaries paid $1.91 billion on limited partner interests other than those held by the Parent Company. ETE also paid $1.00 billion to repurchase common units during the year ended December 31, 2014.

Year Ended December 31, 2013

Cash provided by financing activities was $146 million in 2013. ETE had a consolidated increase in its debt level of $983 million, primarily due to ETP’s issuance of $1.25 billion and $1.50 billion in aggregate principal amount of senior notes in January 2013 and September 2013, respectively, and SXL’s issuance of $700 million in aggregate principal amount of senior notes in January 2013 (see Note 6 to ETE’s consolidated financial statements). ETE’s subsidiaries also received $1.76 billion in proceeds from common unit offerings, which consisted of $1.61 billion from the issuance of ETP common units and $149 million from the issuance of Regency common units. ETE paid distributions to its partners of $733 million, and its subsidiaries paid $1.43 billion on limited partner interests other than those held by the Parent Company. ETE also paid $340 million to redeem its Series A Preferred Units.

Description of Indebtedness

ETE’s outstanding consolidated indebtedness at December 31, 2015 and 2014 was as follows:

	December 31,
	2015	2014
Parent Company Indebtedness:
ETE Senior Notes due October 2020	$1,187	$1,187
ETE Senior Notes due January 2024	1,150	1,150
ETE Senior Notes due June 2027	1,000	—
ETE Senior Secured Term Loan, due December 2019	2,190	1,400
ETE Senior Secured Revolving Credit Facility due December 2018	860	940
Subsidiary Indebtedness:
ETP Senior Notes	19,439	10,890
Panhandle Senior Notes	1,085	1,085
Regency Senior Notes(1)	—	5,089
Sunoco, Inc. Senior Notes	465	715
SXL Senior Notes(2)	4,975	3,975
Transwestern Senior Notes	782	782
Sunoco Senior Notes	1,400	—
Revolving Credit Facilities:
ETP $3.75 billion Revolving Credit Facility due November 2019	1,362	570
Regency $2.5 billion Revolving Credit Facility due November 2019(3)	—	1,504
SXL’s subsidiary $35 million Revolving Credit Facility due April 2015(4)	—	35
SXL $2.50 billion Revolving Credit Facility due March 2020	562	150
Sunoco $1.5 billion Revolving Credit Facility due September 2019	450	683
Other long-term debt	157	223
Unamortized premiums and fair value adjustments, net	141	283
Deferred debt issuance costs	(237)	(176)

Total debt	36,968	30,485
Less: current maturities of long-term debt	131	1,008

Long-term debt, less current maturities	$36,837	$29,477

(1)	The Regency senior notes were redeemed and/or assumed by ETP.
(2)	SXL’s 6.125% senior notes due May 15, 2016 were classified as long-term debt as of December 31, 2015 as SXL has the ability and intent to refinance such borrowings on a long-term basis.
(3)	On April 30, 2015, in connection with the Regency merger, Regency’s revolving credit facility was paid off in full and terminated.
(4)	SXL’s subsidiary $35 million Revolving Credit Facility matured in April 2015 and was repaid with borrowings from the SXL’s $2.5 billion revolving credit facility.

The terms of ETE’s consolidated indebtedness and its subsidiaries are described in more detail below and in Note 6 to ETE’s consolidated financial statements.

Parent Company Indebtedness

The ETE senior notes are the Parent Company’s senior obligations, ranking equally in right of payment with its other existing and future unsubordinated debt and senior to any of its future subordinated debt. The Parent Company’s obligations under the ETE senior notes are secured on a first-priority basis with its obligations under the ETE Credit Facility and the ETE Term Loan Facility, by a lien on substantially all of the Parent Company’s and certain of its subsidiaries’ tangible and intangible assets, subject to certain exceptions and permitted liens. The ETE senior notes are not guaranteed by any of the Parent Company’s subsidiaries.

The covenants related to the ETE senior notes include a limitation on liens, a limitation on transactions with affiliates, a restriction on sale-leaseback transactions and limitations on mergers and sales of all or substantially all of the Parent Company’s assets.

ETE Term Loan Facilities

On December 2, 2013, the Parent Company entered into a Senior Secured Term Loan Agreement (the “ETE Term Credit Agreement”), which has a scheduled maturity date of December 2, 2019.

On April 16, 2014, the Parent Company amended the ETE Term Credit Agreement to increase the aggregate principal amount to $1.4 billion. On March 5, 2015, the Parent Company also entered into a five-year $850 million senior secured term loan C facility (the term loan facility under the ETE Term Credit Agreement and the senior secured term loan C facility, the “ETE Term Loan Facilities”).

The ETE Term Loan Facilities are secured on a first-priority, equal and ratable basis with its obligations under the revolving credit facility and the existing senior notes, by a lien on substantially all tangible and intangible assets of the Parent Company and certain of its subsidiaries, including (i) approximately 2.6 million ETP common units; (ii) approximately 81.0 million ETP Class H Units and 100 ETP Class I Units; (iii) ETE’s 100% equity interest in ETP LLC and ETP GP, through which ETE indirectly holds all of the outstanding general partnership interests in ETP and 100% of the outstanding IDRs in ETP and (iv) ETE’s 100% equity interest in Sunoco GP, through which ETE indirectly holds all of the outstanding general partner interests in Sunoco and 100% of the outstanding IDRs in Sunoco.

The ETE Term Loan Facilities contain customary covenants (in each case, subject to permitted exceptions) including, among others, the following:

•	a prohibition against incurring debt;

•	a restriction on creating liens on Parent Company’s assets and the assets of Parent Company’s subsidiaries;

•	restrictions on merging and selling assets outside the ordinary course of business;

•	restrictions on use of proceeds, investments, transactions with affiliates or change of principal business;

•	a requirement that the Parent Company maintain a ratio of consolidated funded debt to EBITDA (as defined in Parent Company’s term loan facilities) of not more than 6.0 to 1.0 (which ratio may be increased at Parent Company’s election to 7.0 to 1.0 in connection with certain specified acquisitions); and

•	a ratio of consolidated EBITDA to interest expense of at least 1.5 to 1.0.

The ETE Term Loan Facilities contain customary events of default, including its failure to comply with the financial ratios described above, which would permit the lenders to accelerate the debt if not cured within applicable grace periods.

The Parent Company is not required to make any amortization payments with respect to the term loans under the ETE Term Loan Facilities. Under certain circumstances, ETE is required to repay the term loan in connection with dispositions of (a) IDRs in ETP and (b) equity interests of any person which owns, directly or indirectly, IDRs in ETP yielding net proceeds in excess of $50 million.

Under the ETE Term Credit Agreement, the obligations of the Parent Company are secured by a lien on substantially all of the Parent Company’s and certain of its subsidiaries’ tangible and intangible assets, subject to certain exceptions and permitted liens. The ETE Term Loan Facilities initially are not guaranteed by any of the Parent Company’s subsidiaries.

Interest accrues on advances at a LIBOR rate or a base rate plus an applicable margin based on the election of the Parent Company for each interest period. The applicable margin for LIBOR rate loans is 2.50% and the applicable margin for base rate loans is 1.50%. Proceeds of the borrowings under the ETE Term Credit Agreement were used to partially fund a tender offer for ETE senior notes completed in December 2013, to repay amounts outstanding under the Parent Company’s existing term loan credit facility, and to pay transaction fees and expenses related to the tender offer, the ETE Term Loan Facilities and other transactions incidental thereto.

On October 21, 2015, ETE entered into the Commitment Letter with the Commitment Parties. Pursuant to the Commitment Letter, the Commitment Parties have committed to provide a 364-day secured term loan credit facility in an aggregate principal amount of $6.05 billion (or such lesser amount that ETE may elect to borrow). The total interest rate on such facility is capped at 5.50%, and the facility can be extended for an additional one year at the election of ETE. The commitment is subject to customary conditions for commitments of this type, including the execution of satisfactory definitive documentation.

ETE Credit Facility

On December 2, 2013, the Parent Company entered into a credit agreement (the “ETE Revolving Credit Agreement”), which has a scheduled maturity date of December 2, 2018. In February 2014, the Parent Company increased the capacity on the revolving credit facility under the ETE Revolving Credit Agreement to $800 million, in May 2014, the Parent Company increased the capacity on the revolving credit facility to $1.2 billion, and in February 2015, the Parent Company increased the capacity on the revolving credit facility to $1.5 billion. As of December 31, 2015, there were $860 million of outstanding borrowings under the revolving credit facility and the amount available for future borrowings was $640 million.

As part of the aggregate commitments under the facility, the ETE Revolving Credit Agreement provides for letters of credit to be issued at the request of the Parent Company in an aggregate amount not to exceed a $150 million sublimit.

Under the ETE Revolving Credit Agreement, the obligations of the Parent Company are secured by a lien on substantially all of the Parent Company’s and certain of its subsidiaries’ tangible and intangible assets. Borrowings under the ETE Revolving Credit Agreement are not guaranteed by any of the Parent Company’s subsidiaries.

Interest accrues on advances at a LIBOR rate or a base rate plus an applicable margin based on the election of the Parent Company for each interest period. The issuing fees for all letters of credit are also based on an applicable margin. The applicable margin used in connection with interest rates and fees is based on the then applicable leverage ratio of the Parent Company. The applicable margin for LIBOR rate loans and letter of credit fees ranges from 1.75% to 2.50% and the applicable margin for base rate loans ranges from 0.75% to 1.50%. The Parent Company will also pay a fee based on its leverage ratio on the actual daily unused amount of the aggregate commitments.

Subsidiary Credit Facilities

ETP Credit Facility

The ETP Credit Facility allows for borrowings of up to $3.75 billion and expires in November of 2019. The indebtedness under the ETP Credit Facility is unsecured and not guaranteed by any of ETP’s subsidiaries and has equal rights to holders of ETP’s current and future unsecured debt. The indebtedness under the ETP Credit Facility has the same priority of payment as its other current and future unsecured debt.

ETP uses the ETP Credit Facility to provide temporary financing for its growth projects, as well as for general partnership purposes. ETP typically repays amounts outstanding under the ETP Credit Facility with proceeds from common unit offerings or long-term notes offerings. The timing of borrowings depends on ETP’s activities and the cash available to fund those activities. The repayments of amounts outstanding under the ETP Credit Facility depend on multiple factors, including market conditions and expectations of future working capital needs, and ultimately are a financing decision made by management. Therefore, the balance outstanding under the ETP Credit Facility may vary significantly between periods. ETP does not believe that such fluctuations indicate a significant change in its liquidity position, because it expects to continue to be able to repay amounts outstanding under the ETP Credit Facility with proceeds from common unit offerings or long-term note offerings.

As of December 31, 2015, ETP had a balance of $1.36 billion outstanding under the ETP Credit Facility, and the amount available for future borrowing was $2.24 billion taking into account letters of credit of $145 million. The weighted average interest rate on the total amount outstanding as of December 31, 2015 was 1.86%.

SXL Credit Facilities

On March 20, 2015, SXL amended and restated its existing $1.5 billion unsecured revolving credit agreement, which was entered into on November 19, 2013 (the “SXL Credit Facility”). The SXL Credit Facility provides for a total commitment of $2.5 billion and includes an “accordion” feature, under which the total aggregate commitment may be extended to $3.25 billion under certain conditions, including each increasing lender’s consent.

The SXL Credit Facility, which matures in March 2020, is available to fund SXL’s working capital requirements, to finance acquisitions and capital projects, to pay distributions and for general partnership purposes. The SXL Credit Facility bears interest at LIBOR or the Base Rate, each plus an applicable margin. The SXL Credit Facility may be prepaid at any time. Outstanding borrowings under the SXL Credit Facility were $562 million at December 31, 2015.

Sunoco Credit Facility

In September 2014, Sunoco entered into a $1.25 billion revolving credit agreement (the “Sunoco Credit Facility”), which expires in September 2019. In April 2015, the Sunoco Credit Facility was increased at Sunoco’s written request by an additional $250 million, resulting in total available borrowing capacity of $1.5 billion. As of December 31, 2015, the Sunoco Credit Facility had $450 million of outstanding borrowings.

Covenants Related to Debt Agreements

Covenants Related to the Parent Company

The ETE Term Loan Facilities and ETE Revolving Credit Agreement contain customary representations, warranties, covenants, and events of default, including a change of control event of default and limitations on incurrence of liens, new lines of business, merger, transactions with affiliates and restrictive agreements.

The ETE Term Loan Facilities and ETE Revolving Credit Agreement contain financial covenants as follows:

•	Maximum Leverage Ratio—Consolidated Funded Debt of the Parent Company to EBITDA (as defined in the ETE Term Credit Agreement and the ETE Revolving Credit Agreement) of the Parent Company of not more than 6.0 to 1, with a permitted increase to 7 to 1 during a specified acquisition period following the close of a specified acquisition; and

•	EBITDA to interest expense of not less than 1.5 to 1.

Covenants Related to ETP

The agreements relating to the ETP senior notes contain restrictive covenants customary for an issuer with an investment-grade rating from the rating agencies, which covenants include limitations on liens and a restriction on sale-leaseback transactions.

The credit agreement relating to the ETP Credit Facility contains covenants that limit (subject to certain exceptions) ETP’s and certain of ETP’s subsidiaries’ ability to, among other things:

•	incur indebtedness;

•	grant liens;

•	enter into mergers;

•	dispose of assets;

•	make certain investments;

•	make Distributions (as defined in such credit agreement) during certain Defaults (as defined in such credit agreement) and during any Event of Default (as defined in such credit agreement);

•	engage in business substantially different in nature than the business currently conducted by ETP and its subsidiaries;

•	engage in transactions with affiliates; and

•	enter into restrictive agreements.

The credit agreement relating to the ETP Credit Facility also contains a financial covenant that provides that the Leverage Ratio (as defined in the ETP Credit Facility) will not exceed 5.0 to 1 as of the end of each quarter, with a permitted increase to 5.5 to 1 during a Specified Acquisition Period (as defined in the ETP Credit Facility).

The agreements relating to the Transwestern senior notes contain certain restrictions that, among other things, limit the incurrence of additional debt, the sale of all or substantially all assets and the payment of dividends and specify a maximum debt to capitalization ratio.

Failure to comply with the various restrictive and affirmative covenants of ETE’s and its subsidiaries’ revolving credit facilities could require ETE or its subsidiaries to pay debt balances prior to scheduled maturity and could negatively impact the ability to incur additional debt and/or ability to pay distributions.

Covenants Related to Panhandle

The indenture governing Panhandle’s senior notes contains various covenants that limit, subject to certain exceptions, Panhandle’s and its subsidiaries’ ability to, among other things, incur additional indebtedness, pay distributions on, or repurchase or redeem Panhandle’s equity interests, incur liens; enter into sale and leaseback transactions, enter into certain types of affiliates transactions and dispose of assets.

Covenants Related to SXL

The SXL Credit Facility contains various covenants limiting its ability to incur indebtedness; grant certain liens; make certain loans, acquisitions and investments; make any material change to the nature of its business; or enter into a merger or sale of assets, including the sale or transfer of interests in its subsidiaries. The SXL Credit Facility also limits SXL, on a rolling four-quarter basis, to a maximum total consolidated debt to consolidated EBITDA ratio, as defined in the underlying credit agreement, of 5.0 to 1, which can generally be increased to 5.5 to 1 during an acquisition period. SXL’s ratio of total consolidated debt, excluding net unamortized fair value adjustments, to consolidated Adjusted EBITDA was 3.6 to 1 at December 31, 2015, as calculated in accordance with the credit agreement.

Covenants Related to Sunoco

The Sunoco Credit Facility requires Sunoco to maintain a leverage ratio of not more than 5.50 to 1. The maximum leverage ratio is subject to upwards adjustments of (i) not more than 6.00 to 1 for a period not to exceed three fiscal quarters in the event Sunoco engages in an acquisition of assets, equity interests, operating lines or divisions by Sunoco, a subsidiary, an unrestricted subsidiary or a joint venture for a purchase price of not less than $50 million and (ii) not more than 6.25 to 1 for a period not to exceed four fiscal quarters following the closing of the Sunoco Retail Acquisition. Indebtedness under the Sunoco Credit Facility is secured by a security interest in, among other things, all of the Sunoco’s present and future personal property and all of the present and future personal property of its guarantors, the capital stock of its material subsidiaries (or 66% of the capital stock of material foreign subsidiaries), and any intercompany debt. Upon the first achievement by Sunoco of an investment grade credit rating, all security interests securing the Sunoco Credit Facility will be released.

Compliance with Covenants

ETE and its subsidiaries are required to assess compliance quarterly and were in compliance with all requirements, limitations, and covenants relating to their respective debt agreements as of December 31, 2015.

Each of the agreements referred to above are incorporated herein by reference to ETE’s, ETP’s, SXL’s and Sunoco’s reports previously filed with the SEC under the Exchange Act.

Contingent Residual Support Agreement—AmeriGas

In order to finance the cash portion of the purchase price of the Propane Business, described in Note 3 to ETE’s consolidated financial statements, Finance Company issued $550 million in aggregate principal amount of 6.75% Senior Notes due 2020 and $1.0 billion in aggregate principal amount of 7.00% Senior Notes due 2022. AmeriGas borrowed $1.5 billion of the proceeds of the senior notes issuance from Finance Company through an intercompany borrowing having maturity dates and repayment terms that mirror those of the senior notes (the “Supported Debt”).

In connection with the closing of the contribution of the Propane Business, ETP entered into a Contingent Residual Support Agreement with AmeriGas, Finance Company, AmeriGas Finance Corp. and UGI Corp., pursuant to which ETP will provide contingent, residual support of the Supported Debt.

PEPL Holdings Guarantee of Collection

In connection with the SUGS Contribution, Regency issued $600 million of 4.50% Senior Notes due 2023 (the “Regency Debt”), the proceeds of which were used by Regency to fund the cash portion of the consideration, as adjusted, and pay certain other expenses or disbursements directly related to the closing of the SUGS Contribution. In connection with the closing of the SUGS Contribution on April 30, 2013, Regency entered into an agreement with PEPL Holdings, a subsidiary of Southern Union, pursuant to which PEPL Holdings provided a guarantee of collection (on a nonrecourse basis to Southern Union) to Regency and Regency Energy Finance

Corp. with respect to the payment of the principal amount of the Regency Debt through maturity in 2023. In connection with the completion of the Panhandle Merger, in which PEPL Holdings was merged with and into Panhandle, the guarantee of collection for the Regency Debt was assumed by Panhandle. Further, in connection with the Regency merger, ETP agreed to become a co-obligor with respect to Regency’s payment obligations under the Regency Debt and the guarantee of collection for the Regency Debt was terminated.

Contractual Obligations

The following table summarizes ETE’s long-term debt and other contractual obligations as of December 31, 2015 (in millions):

	Payments Due by Period
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Long-term debt	$37,064	$308	$3,704	$9,736	$23,316
Interest on long-term debt(1)	30,696	3,252	6,318	5,763	15,363
Payments on derivatives	136	5	115	16	—
Purchase commitments(2)	8,863	5,066	2,273	639	885
Transportation, natural gas storage and fractionation contracts	69	26	39	4	—
Operating lease obligations	1,133	121	217	193	602
Distributions and redemption of preferred units of a subsidiary(3)	93	3	7	7	76
Other(4)	148	43	48	45	12

Total(5)	$78,202	$8,824	$12,721	$16,403	$40,254

(1)	Interest payments on long-term debt are based on the principal amount of debt obligations as of December 31, 2015. With respect to variable rate debt, the interest payments were estimated using the interest rate as of December 31, 2015. To the extent interest rates change, ETE’s contractual obligation for interest payments will change. See “—Quantitative and Qualitative Disclosures About Market Risk” for further discussion.
(2)	ETE defines a purchase commitment as an agreement to purchase goods or services that is enforceable and legally binding (unconditional) on ETE that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transactions. ETE has long and short-term product purchase obligations for refined product and energy commodities with third-party suppliers. These purchase obligations are entered into at either variable or fixed prices. The purchase prices that ETE is obligated to pay under variable price contracts approximate market prices at the time it takes delivery of the volumes. ETE’s estimated future variable price contract payment obligations are based on the December 31, 2015 market price of the applicable commodity applied to future volume commitments. Actual future payment obligations may vary depending on market prices at the time of delivery. The purchase prices that ETE is obligated to pay under fixed price contracts are established at the inception of the contract. ETE’s estimated future fixed price contract payment obligations are based on the contracted fixed price under each commodity contract. Obligations shown in the table represent estimated payment obligations under these contracts for the periods indicated.
(3)	Assumes the outstanding ETP Series A Convertible Preferred Units are redeemed for cash on September 2, 2029.
(4)	Expected contributions to fund ETE’s pension and postretirement benefit plans were included in “Other” above. Environmental liabilities, asset retirement obligations, unrecognized tax benefits, contingency accruals and deferred revenue, which were included in “Other non-current liabilities” ETE’s consolidated balance sheets were excluded from the table above as such amounts do not represent contractual obligations or, in some cases, the amount and/or timing of the cash payments is uncertain.
(5)	Excludes net non-current deferred tax liabilities of $4.59 billion due to uncertainty of the timing of future cash flows for such liabilities.

Quantitative and Qualitative Disclosures about Market Risk

Market risk includes the risk of loss arising from adverse changes in market rates and prices. We face market risk from commodity variations, risk and interest rate variations, and to a lesser extent, credit risks. From time to time, we may utilize derivative financial instruments as described below to manage our exposure to such risks.

Commodity Price Risk

Investment in ETP

For certain of ETP’s activities, it is exposed to market risks related to the volatility of commodity prices. To manage the impact of volatility from these prices, ETP utilizes various exchange-traded and over-the-counter commodity financial instrument contracts. These contracts consist primarily of futures and swaps and are recorded at fair value in the consolidated balance sheets. In general, ETP uses derivatives to reduce market exposure and price risk within its operations as follows:

•	ETP uses derivative financial instruments in connection with its natural gas inventory at the Bammel storage facility by purchasing physical natural gas and then selling forward financial contracts at a price sufficient to cover its carrying costs and provide a gross profit margin. ETP also uses derivatives in its intrastate transportation and storage operations to hedge the sales price of retention natural gas in excess of consumption, a portion of volumes purchased at the wellhead from producers, and location price differentials related to the transportation of natural gas. Additionally, ETP uses derivatives for trading purposes in these operations.

•	Derivatives are utilized in ETP’s midstream operations in order to mitigate price volatility in its marketing activities and manage fixed price exposure incurred from contractual obligations.

•	ETP also uses derivative swap contracts to mitigate risk from price fluctuations on NGLs it retains for fees in its midstream operations.

•	SXL uses derivative contracts as economic hedges against price changes related to its forecasted refined products and NGL purchase and sale activities.

•	In all other operations, ETP utilizes derivatives for trading purposes.

The market prices used to value financial derivatives and related transactions have been determined using independent third party prices, readily available market information, broker quotes and appropriate valuation techniques.

If ETP designates a derivative financial instrument as a cash flow hedge and it qualifies for hedge accounting, the change in the fair value is deferred in AOCI until the underlying hedged transaction occurs. Any ineffective portion of a cash flow hedge’s change in fair value is recognized each period in earnings. Gains and losses deferred in AOCI related to cash flow hedges remain in AOCI until the underlying physical transaction occurs, unless it is probable that the forecasted transaction will not occur by the end of the originally specified time period or within an additional two-month period of time thereafter. For financial derivative instruments that do not qualify for hedge accounting, the change in fair value is recorded in cost of products sold in the consolidated statements of operations.

If ETP designates a hedging relationship as a fair value hedge, ETP records the changes in fair value of the hedged asset or liability in cost of products sold in its consolidated statement of operations. This amount is offset by the changes in fair value of the related hedging instrument. Any ineffective portion or amount excluded from the assessment of hedge ineffectiveness is also included in cost of products sold in its consolidated statements of operations.

ETP uses futures and basis swaps, designated as fair value hedges, to hedge its natural gas inventory stored in its Bammel storage facility. Changes in the spreads between the forward natural gas prices designated as fair value hedges and the physical Bammel inventory spot price result in unrealized gains or losses until the underlying physical gas is withdrawn and the related designated derivatives are settled. Once the gas is withdrawn and the designated derivatives are settled, the previously unrealized gains or losses associated with these positions are realized.

ETP attempts to maintain balanced positions to protect itself from the volatility in the energy commodities markets; however, net unbalanced positions can exist. Long-term physical contracts are tied to index prices. System gas, which is also tied to index prices, is expected to provide most of the gas required by ETP’s long-term physical contracts. When third-party gas is required to supply long-term contracts, a hedge is put in place to protect the margin on the contract. To the extent open commodity positions exist, fluctuating commodity prices can impact ETP’s financial position and results of operations, either favorably or unfavorably.

SXL manages exposures to crude oil, refined products and NGL commodity prices by monitoring inventory levels and expectations of future commodity prices when making decisions with respect to risk management and inventory carried. SXL’s policy is to purchase only commodity products for which it has a market and to structure its sales contracts so that price fluctuations for those products do not materially affect the margin SXL receives. SXL also seeks to maintain a position that is substantially balanced within its various commodity purchase and sale activities. SXL may experience net unbalanced positions for short periods of time as a result of production, transportation and delivery variances, as well as logistical issues associated with inclement weather conditions. When unscheduled inventory builds or draws do occur, they are monitored and managed to a balanced position over a reasonable period of time.

The tables below summarize the commodity-related financial derivative instruments and fair values related to ETP’s legacy operations and Regency’s operations, including derivatives related to our consolidated subsidiaries, as well as the effect of an assumed hypothetical 10% change in the underlying price of the commodity. Notional volumes are presented in MMBtu for natural gas, thousand megawatt for power and barrels for natural gas liquids, crude and refined products. Dollar amounts are presented in millions.

	December 31, 2015			December 31, 2014
	Notional Volume	Fair Value Asset (Liability)	Effect of Hypothetical 10% Change	Notional Volume	Fair Value Asset (Liability)	Effect of Hypothetical 10% Change
Mark-to-Market Derivatives
(Trading)
Natural Gas (MMBtu):
Fixed Swaps/Futures	(602,500)	$(1)	$—	(232,500)	$(1)	$—
Basis Swaps IFERC/NYMEX(1)	(31,240,000)	(1)	—	(13,907,500)	—	—
Power (Megawatt):
Forwards	357,092	—	2	288,775	—	1
Futures	(109,791)	2	—	(156,000)	2	—
Options — Puts	260,534	—	—	(72,000)	—	1
Options — Calls	1,300,647	—	3	198,556	—	—
Crude (Bbls) — Futures	(591,000)	4	3	—	—	—
(Non-Trading)
Natural Gas (MMBtu):
Basis Swaps IFERC/NYMEX	(6,522,500)	—	—	57,500	(3)	—
Swing Swaps IFERC	71,340,000	(1)	—	46,150,000	2	1
Fixed Swaps/Futures	(14,380,000)	(1)	5	(34,304,000)	30	10
Forward Physical Contracts	21,922,484	4	5	(9,116,777)	—	3
Natural Gas Liquid (Bbls) — Forwards/Swaps	(8,146,800)	10	13	(4,417,400)	71	18
Refined Products (Bbls) — Futures	(993,000)	9	5	13,745,755	15	11
Corn — in Bushels	1,185,000	—	1	—	—	—
Fair Value Hedging Derivatives
(Non-Trading)
Natural Gas (MMBtu):
Basis Swaps IFERC/NYMEX	(37,555,000)	—	—	(39,287,500)	3	1
Fixed Swaps/Futures	(37,555,000)	73	9	(39,287,500)	48	12

(1)	Includes aggregate amounts for open positions related to Houston Ship Channel, Waha Hub, NGPL TexOk, West Louisiana Zone and Henry Hub locations.

The fair values of the commodity-related financial positions in the tables above have been determined using independent third party prices, readily available market information and appropriate valuation techniques. Non-trading positions offset physical exposures to the cash market; none of these offsetting physical exposures are included in the above tables. Price-risk sensitivities were calculated by assuming a theoretical 10% change (increase or decrease) in price regardless of term or historical relationships between the contractual price of the instruments and the underlying commodity price. Results are presented in absolute terms and represent a potential gain or loss in net income or in other comprehensive income. In the event of an actual 10% change in prompt month natural gas prices, the fair value of our total derivative portfolio may not change by 10% due to factors such as when the financial instrument settles and the location to which the financial instrument is tied (i.e., basis swaps) and the relationship between prompt month and forward months.

Interest Rate Risk

As of December 31, 2015, ETP had $3.59 billion of floating rate debt outstanding, Sunoco had $450 million of floating rate debt outstanding under its revolving credit facility and ETE had $3.05 billion of floating rate debt outstanding under its credit facilities. A hypothetical change of 100 basis points would result in a maximum potential change to interest expense of $49 million annually; however, ETE’s actual change in interest expense may be less in a given period due to interest rate floors included in its variable rate debt instruments. ETE manages a portion of its interest rate exposure by utilizing interest rate swaps, including forward-starting interest rate swaps to lock-in the rate on a portion of anticipated debt issuances.

The following table summarizes ETP’s interest rate swaps outstanding (dollars in millions), none of which are designated as hedges for accounting purposes:

			Notional Amount Outstanding
Entity	Term	Type(1)	December 31, 2015	December 31, 2014
ETP	July 2015(2)	Forward-starting to pay a fixed rate of 3.38% and receive a floating rate	—	200
ETP	July 2016(3)	Forward-starting to pay a fixed rate of 3.80% and receive a floating rate	200	200
ETP	July 2017(4)	Forward-starting to pay a fixed rate of 3.84% and receive a floating rate	300	300
ETP	July 2018(4)	Forward-starting to pay a fixed rate of 4.00% and receive a floating rate	200	200
ETP	July 2019(4)	Forward-starting to pay a fixed rate of 3.25% and receive a floating rate	200	300
ETP	July 2018	Pay a floating rate based on a 3-month LIBOR and receive a fixed rate of 1.53%	1,200	—
ETP	June 2021	Pay a floating rate based on a 3-month LIBOR and receive a fixed rate of 1.42%	300	—
ETP	February 2023	Pay a floating rate plus a spread of 1.73% and receive a fixed rate of 3.60%	—	200

(1)	Floating rates are based on 3-month LIBOR.

(2)	Represents the effective date. These forward-starting swaps have terms of 10 years with a mandatory termination date the same as the effective date.

(3)	Represents the effective date. These forward-starting swaps have terms of 10 and 30 years with a mandatory termination date the same as the effective date.

(4)	Represents the effective date. These forward-starting swaps have terms of 30 years with a mandatory termination date the same as the effective date.

A hypothetical change of 100 basis points in interest rates for these interest rate swaps would result in a net change in the fair value of interest rate derivatives and earnings (recognized in gains and losses on interest rate derivatives) of approximately $167 million as of December 31, 2015. For ETP’s $1.50 billion of interest rate swaps whereby it pays a floating rate and receives a fixed rate, a hypothetical change of 100 basis points in interest rates would result in a net change in annual cash flows of $53 million. For the forward-starting interest rate swaps, a hypothetical change of 100 basis points in interest rates would not affect cash flows until the swaps are settled.

Credit Risk

Credit risk refers to the risk that a counterparty may default on its contractual obligations resulting in a loss to us. Credit policies have been approved and implemented to govern our subsidiaries’ portfolio of counterparties with the objective of mitigating credit losses. These policies establish guidelines, controls and limits to manage credit risk within approved tolerances by mandating an appropriate evaluation of the financial condition of existing and potential counterparties, monitoring agency credit ratings, and by implementing credit practices that limit exposure according to the risk profiles of the counterparties. Furthermore, our subsidiaries may at times require collateral under certain circumstances to mitigate credit risk as necessary. Our subsidiaries also implement the use of industry standard commercial agreements which allow for the netting of positive and negative exposures associated with transactions executed under a single commercial agreement. Additionally, our subsidiaries utilize master netting agreements to offset credit exposure across multiple commercial agreements with a single counterparty or affiliated group of counterparties.

The ETE Entities’ counterparties consist of a diverse portfolio of customers across the energy industry, including petrochemical companies, commercial and industrials, oil and gas producers, municipalities, gas and electric utilities, midstream companies and independent power generators. ETE’s overall exposure may be affected positively or negatively by macroeconomic or regulatory changes that impact the counterparties to one extent or another. Currently, ETE’s management does not anticipate a material adverse effect in its financial position or results of operations as a consequence of counterparty non-performance.

For financial instruments, failure of a counterparty to perform on a contract could result in our inability to realize amounts that have been recorded on our consolidated balance sheet and recognized in net income or other comprehensive income.

WMB operates in many of the same lines of the business as ETE’s subsidiaries and therefore has many of the same or similar counterparties. For the year ended December 31, 2015, WMB has reported that one customer, Chesapeake Energy Corporation, and its affiliates, accounted for 18% of WMB’s total revenue.

Cash Distributions

Cash Distributions Paid by the Parent Company

Under the Parent Company partnership agreement, the Parent Company will distribute all of its Available Cash, as defined in the Parent Company partnership agreement, within 50 days following the end of each fiscal quarter. Available Cash generally means, with respect to any quarter, all cash on hand at the end of such quarter less the amount of cash reserves that are necessary or appropriate in the reasonable discretion of the general partner that is necessary or appropriate to provide for future cash requirements.

Distributions paid are as follows:

Quarter Ended	Record Date	Payment Date	Rate(1)
December 31, 2015	February 4, 2016	February 19, 2016	$ 0.2850
September 30, 2015	November 5, 2015	November 19, 2015	0.2850
June 30, 2015	August 6, 2015	August 19, 2015	0.2650
March 31, 2015	May 8, 2015	May 19, 2015	0.2450

December 31, 2014	February 6, 2015	February 19, 2015	$ 0.2250
September 30, 2014	November 3, 2014	November 19, 2014	0.20750
June 30, 2014	August 4, 2014	August 19, 2014	0.19000
March 31, 2014	May 5, 2014	May 19, 2014	0.17940

December 31, 2013	February 7, 2014	February 19, 2014	$ 0.17315
September 30, 2013	November 4, 2013	November 19, 2013	0.16813
June 30, 2013	August 5, 2013	August 19, 2013	0.16375
March 31, 2013	May 6, 2013	May 17, 2013	0.16125

December 31, 2012	February 7, 2013	February 19, 2013	$ 0.15875
September 30, 2012	November 6, 2012	November 16, 2012	0.15625
June 30, 2012	August 6, 2012	August 17, 2012	0.15625
March 31, 2012	May 4, 2012	May 18, 2012	0.15625

(1)	In July 2015, ETE completed a two-for-one split of its outstanding common units. Therefore, the per-unit amounts shown in the table above have been adjusted to give effect to the unit split.

The total amounts of distributions declared during the periods presented (all from Available Cash from the Parent Company’s operating surplus and are shown in the period to which they relate) are as follows (in millions):

	Years Ended December 31,
	2015	2014	2013
Limited Partners	$1,139	$866	$748
General Partner interest	2	2	2
Class D units	3	2	—
Total Parent Company distributions	$1,144	$870	$750

Cash Distributions Received by the Parent Company

The Parent Company’s distributable cash flow is primarily generated from its direct and indirect interests in ETP, SXL and Sunoco. As of December 31, 2015, ETE’s interests in ETP and Sunoco consist of 100% of the respective general partner interests and IDRs, as well as 2.6 million ETP common units and 81.0 million ETP Class H Units held by ETE or its wholly-owned subsidiaries.

The Parent Company also owns 0.1% of the general partner interests and IDRs of SXL, while ETP owns the remaining general partner interests and IDRs. Additionally, the Parent Company owns 100 ETP Class I Units, the distributions from which offset a portion of IDR subsidies the Parent Company has previously provided to ETP.

As the holder of ETP’s and Sunoco’s IDRs, the Parent Company is entitled to an increasing share of ETP’s total distributions above certain target levels. The following table summarizes the target levels (as a percentage of total distributions on common units, IDRs and the general partner interest). The percentage reflected in the table includes only the percentage related to the IDRs and excludes distributions to which the Parent Company would also be entitled through its direct or indirect ownership of ETP’s general partner interest, Class H Units, Class I Units and a portion of the outstanding ETP common units.

	Percentage of Total Distributions to IDRs	Quarterly Distributions Rate Target Amounts
		ETP
Minimum quarterly distribution	—%	$0.25
First target distribution	—%	$0.25 to $0.275
Second target distribution	13%	$0.275 to $0.3175
Third target distribution	23%	$0.3175 to $0.4125
Fourth target distribution	48%	Above $0.4125

The total amount of distributions to the Parent Company received from ETP’s limited partner interests, general partner interest and incentive distributions (shown in the period to which they relate) for the periods ended as noted below is as follows (in millions):

	Years Ended December 31,
	2015	2014	2013
Distributions from ETP:
Limited Partners	$54	$119	$268
Class H Units	263	219	105
General Partner interest	31	21	20
IDRs	1,261	754	701
IDR relinquishments net of Class I Unit distributions	(111)	(250)	(199)

Total distributions from ETP	1,498	863	895

Distributions from Regency(1)	—	135	62
Distributions from Sunoco(2)	25	—	—

Total distributions received from subsidiaries	$1,523	$998	$957

(1)	ETP’s acquisition of Regency closed on April 30, 2015; therefore, no distributions in relation to the quarter ended March 31, 2015 or subsequent quarters were paid by Regency. Instead, distributions from ETP include distributions on the limited partner interests received by ETE as consideration in ETP’s acquisition of Regency.
(2)	Effective July 1, 2015, ETE acquired 100% of the membership interests of Sunoco GP, the general partner of Sunoco, and all of the IDRs of Sunoco from ETP.

In connection with previous transactions, including the Regency merger and Sunoco general partner and IDR exchange, ETE has agreed to relinquish its right to the following amounts of incentive distributions in future periods, including distributions on ETP Class I Units.

Total Year
(in millions)
2016	137
2017	128
2018	105
2019	95

Cash Distributions Paid by ETP

ETP expects to use substantially all of its cash provided by operating and financing activities from its operating companies to provide distributions to its unitholders. Under ETP’s partnership agreement, ETP will distribute to its partners within 45 days after the end of each calendar quarter, an amount equal to all of its Available Cash (as defined in ETP’s partnership agreement) for such quarter. Available Cash generally means, with respect to any quarter of ETP, all cash on hand at the end of such quarter less the amount of cash reserves established by ETP GP in its reasonable discretion that is necessary or appropriate to provide for future cash requirements. ETP’s commitment to its unitholders is to distribute the increase in its cash flow while maintaining prudent reserves for its operations.

Distributions paid by ETP are summarized as follows:

Quarter Ended	Record Date	Payment Date	Rate
December 31, 2015	February 8, 2016	February 16, 2016	$1.0550
September 30, 2015	November 5, 2015	November 16, 2015	1.0550
June 30, 2015	August 6, 2015	August 14, 2015	1.0350
March 31, 2015	May 8, 2015	May 15, 2015	1.0150

December 31, 2014	February 6, 2015	February 13, 2015	$0.9950
September 30, 2014	November 3, 2014	November 14, 2014	0.9750
June 30, 2014	August 4, 2014	August 14, 2014	0.9550
March 31, 2014	May 5, 2014	May 15, 2014	0.9350

December 31, 2013	February 7, 2014	February 14, 2014	$0.9200
September 30, 2013	November 4, 2013	November 14, 2013	0.90500
June 30, 2013	August 5, 2013	August 14, 2013	0.89375
March 31, 2013	May 6, 2013	May 15, 2013	0.89375

December 31, 2012	February 7, 2013	February 14, 2013	$0.89375
September 30, 2012	November 6, 2012	November 14, 2012	0.89375
June 30, 2012	August 6, 2012	August 14, 2012	0.89375
March 31, 2012	May 4, 2012	May 15, 2012	0.89375

The total amounts of distributions declared during the periods presented (all from Available Cash from ETP’s operating surplus and are shown in the period to which they relate) are as follows (in millions):

	Years Ended December 31,
	2015	2014	2013
Limited Partners:
Common Units	$2,024	$1,298	$1,265
Class H Units	263	219	105
General Partner interest	31	21	20
IDRs	1,261	754	701
IDR relinquishments net of Class I Unit distributions	(111)	(250)	(199)

Total ETP distributions	$3,468	$2,042	$1,892

(1)	The increases for the year ended December 31, 2015 include the impacts from common units issued in the Regency Merger, as well as increases in distributions per unit.

Cash Distributions Paid by SXL

SXL is required by its partnership agreement to distribute all cash on hand at the end of each quarter, less appropriate reserves determined by its general partner.

Following are distributions declared by SXL:

Quarter Ended	Record Date	Payment Date	Rate
December 31, 2015	February 8, 2016	February 12, 2016	$0.4790
September 30, 2015	November 9, 2015	November 13, 2015	0.4580
June 30, 2015	August 10, 2015	August 14, 2015	0.4380
March 31, 2015	May 11, 2015	May 15, 2015	0.4190

December 31, 2014	February 9, 2015	February 13, 2015	$0.4000
September 30, 2014	November 7, 2014	November 14, 2014	0.3825
June 30, 2014	August 8, 2014	August 14, 2014	0.3650
March 31, 2014	May 9, 2014	May 15, 2014	0.3475

December 31, 2013	February 10, 2014	February 14, 2014	$0.3312
September 30, 2013	November 8, 2013	November 14, 2013	0.3150
June 30, 2013	August 8, 2013	August 14, 2013	0.3000
March 31, 2013	May 9, 2013	May 15, 2013	0.2863
December 31, 2012	February 8, 2013	February 14, 2013	0.2725

The total amounts of SXL distributions declared during the periods presented (all from Available Cash from SXL’s operating surplus and shown in the period with respect to which they relate) are as follows (in millions):

	Years Ended December 31,
	2015	2014	2013
Limited Partners
Common units held by public	$344	$225	$173
Common units held by ETP	120	100	82
General Partner interest held by ETP	12	10	5
Incentive distributions held by ETP	281	175	117

Total distributions declared	$757	$510	$377

Cash Distributions Paid by Sunoco

Sunoco is required by its partnership agreement to distribute all cash on hand at the end of each quarter, less appropriate reserves determined by its general partner.

Following are distributions declared by Sunoco:

Quarter Ended	Record Date	Payment Date	Rate
December 31, 2015	February 5, 2016	February 16, 2016	$0.8013
September 30, 2015	November 17, 2015	November 27, 2015	0.7454
June 30, 2015	August 18, 2015	August 28, 2015	0.6934
March 31, 2015	May 19, 2015	May 29, 2015	0.6450

December 31, 2014	February 17, 2015	February 27, 2015	$0.6000
September 30, 2014	November 18, 2014	November 28, 2014	0.5457
June 30, 2014	August 29, 2014	August 19, 2014	0.5197
March 31, 2014	May 20, 2014	May 30, 2014	0.5021

December 31, 2013	February 18, 2014	February 28, 2014	$0.4851
September 30, 2013	November 19, 2013	November 29, 2013	0.4687
June 30, 2013	August 19, 2013	August 29, 2013	0.4528
March 31, 2013	May 20, 2013	May 30, 2013	0.4375

The total amounts of Sunoco distributions declared during the periods presented (all from Available Cash from Sunoco’s operating surplus and shown in the period with respect to which they relate) are as follows (in millions):

	Years Ended December 31,
	2015	2014
Limited Partners:
Common units held by public	$90	$22
Common and subordinated units held by ETP(1)	89	17
Incentive distributions(2)	30	1

Total distributions declared	$209	$40

(1)	Includes Sunoco units issued to ETP in connection with Sunoco’s acquisition of Susser from ETP in July 2015.
(2)	The Sunoco IDRs were held by ETP until July 2015, at which time the IDRs were exchanged with ETE. The total incentive distributions from Sunoco for the year ended December 31, 2015 include $5 million to ETP and $25 million to ETE related to the respective periods during which each held the IDRs.

New Accounting Standards

In February 2015, the FASB issued Accounting Standards Update No. 2015-02, Consolidation (Topic 810) (“ASU 2015-02”), which changed the requirements for consolidations analysis. Under ASU 2015-02, reporting entities are required to evaluate whether they should consolidate certain legal entities. ASU 2015-02 is effective for fiscal years beginning after December 15, 2015, and early adoption is permitted. ETE expects to adopt this standard for the year ending December 31, 2016, and ETE does not anticipate a material impact to its financial position or results of operations as a result of the adoption of this standard.

In April 2015, the FASB issued Accounting Standards Update No. 2015-03, Interest—Imputation of Interest (Subtopic 835-30) (“ASU 2015-03”), which simplifies the presentation of debt issuance costs by requiring debt issuance costs related to a recognized debt liability to be presented in the balance sheet as a direct deduction from the debt liability rather than as an asset. ASU 2015-03 is effective for annual reporting periods after December 15, 2015, including interim periods within that reporting period, with early adoption permitted for financial statements that have not been previously issued. Upon adoption, ASU 2015-03 must be applied retrospectively to all prior reporting period presented. ETE adopted and applied this standard to its consolidated financial statements for the years ended December 31, 2015, 2014 and 2013; there was not a material impact to ETE’s financial position or results of operations as a result of the adoption of this standard.

In August 2015, the FASB issued ASU No. 2015-16, Business Combinations (Topic 805) - Simplifying the Accounting for Measurement-Period Adjustments. This update requires that an acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. Additionally, this update requires that the acquirer record, in the same period’s financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date. Finally, this update requires an entity to present separately on the face of the income statement or disclose in the notes the portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. The amendments in this update are effective for financial statements issued with fiscal years beginning after December 15, 2015, including interim periods within that reporting period. ETE does not anticipate a material impact to ETE’s financial position or results of operations as a result of the adoption of this standard.

In November 2015, the FASB issued ASU No. 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes (“ASU 2015-17”), which is intended to improve how deferred taxes are classified on organizations’ balance sheets. The ASU eliminates the current requirement for organizations to present deferred tax liabilities and assets as current and noncurrent in a classified balance sheet. Instead, organizations are now required to classify all deferred tax assets and liabilities as noncurrent. ETE adopted the provisions of ASU 2015-17 upon issuance and prior period amounts have been reclassified to conform to the current period presentation.

Estimates and Critical Accounting Policies

The preparation of financial statements in conformity with GAAP and rules and regulations of the SEC required ETE to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as the disclosure of contingent assets and liabilities, at the date of the financial statements. Such estimates and assumptions also affect the reported amounts of revenues and expenses during the reporting period. Although ETE believes these estimates are reasonable, actual results could differ from these estimates. ETE’s critical accounting policies are discussed below. For further details on ETE’s accounting policies, see Note 2 to ETE’s consolidated financial statements as of and for the year ended December 31, 2014.

Use of Estimates. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the accrual for and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The natural gas industry conducts its business by processing actual transactions at the end of the month following the month of delivery. Consequently, the most current month’s financial results for the midstream, NGL and intrastate transportation and storage operations are estimated using volume estimates and market prices. Any differences between estimated results and actual results are recognized in the following month’s financial statements. Management believes that the operating results estimated for the year ended December 31, 2015 represent the actual results in all material respects.

Some of the other significant estimates made by management include, but are not limited to, the timing of certain forecasted transactions that are hedged, the fair value of derivative instruments, useful lives for depreciation, depletion and amortization, purchase accounting allocations and subsequent realizability of intangible assets, fair value measurements used in the goodwill impairment test, market value of inventory, assets and liabilities resulting from the regulated ratemaking process, contingency reserves and environmental reserves. Actual results could differ from those estimates.

Revenue Recognition. Revenues for sales of natural gas and NGLs are recognized at the later of the time of delivery of the product to the customer or the time of sale. Revenues from service labor, transportation, treating, compression and gas processing, are recognized upon completion of the service. Transportation capacity payments are recognized when earned in the period the capacity is made available.

The results of ETP’s intrastate transportation and storage and interstate transportation operations are determined primarily by the amount of capacity ETP’s customers reserve as well as the actual volume of natural gas that flows through the transportation pipelines. Under transportation contracts, ETP customers are charged (i) a demand fee, which is a fixed fee for the reservation of an agreed amount of capacity on the transportation pipeline for a specified period of time and which obligates the customer to pay even if the customer does not transport natural gas on the respective pipeline, (ii) a transportation fee, which is based on the actual throughput of natural gas by the customer, (iii) fuel retention based on a percentage of gas transported on the pipeline or (iv) a combination of the three, generally payable monthly. Excess fuel retained after consumption is typically valued at market prices.

ETP’s intrastate transportation and storage operations also generate revenues and margin from the sale of natural gas to electric utilities, independent power plants, local distribution companies, industrial end-users and other marketing companies on the HPL System. Generally, ETP purchases natural gas from the market, including purchases from the midstream marketing operations, and from producers at the wellhead.

In addition, ETP’s intrastate transportation and storage operations generate revenues and margin from fees charged for storing customers’ working natural gas in its storage facilities. ETP also engages in natural gas storage transactions in which ETP seeks to find and profit from pricing differences that occur over time utilizing the Bammel storage reservoir. ETP purchases physical natural gas and then sells financial contracts at a price sufficient to cover ETP’s carrying costs and provide for a gross profit margin. ETP expects margins from natural gas storage transactions to be higher during the periods from November to March of each year and lower during the period from April through October of each year due to the increased demand for natural gas during colder weather. However, ETP cannot assure that management’s expectations will be fully realized in the future and in what time period, due to various factors including weather, availability of natural gas in regions in which ETE and the ETE Entities operate, competitive factors in the energy industry, and other issues.

Results from ETP’s midstream operations are determined primarily by the volumes of natural gas gathered, compressed, treated, processed, purchased and sold through ETP’s pipeline and gathering systems and the level of natural gas and NGL prices. ETP generates midstream revenues and gross margins principally under fee-based or other arrangements in which ETP receives a fee for natural gas gathering, compressing, treating or processing services. The revenue earned from these arrangements is directly related to the volume of natural gas that flows through ETP’s systems and is not directly dependent on commodity prices.

ETP also utilizes other types of arrangements in ETP’s midstream operations, including (i) discount-to-index price arrangements, which involve purchases of natural gas at either (1) a percentage discount to a specified index price, (2) a specified index price less a fixed amount or (3) a percentage discount to a specified index price less an additional fixed amount, (ii) percentage-of-proceeds arrangements under which ETE and the ETE Entities gather and process natural gas on behalf of producers, sell the resulting residue gas and NGL volumes at market prices and remit to producers an agreed upon percentage of the proceeds based on an index price and (iii) keep-whole arrangements where ETP gathers natural gas from the producer, processes the natural gas and sells the resulting NGLs to third parties at market prices. In many cases, ETP provides services under contracts that contain a combination of more than one of the arrangements described above. The terms of ETP’s contracts vary based on gas quality conditions, the competitive environment at the time the contracts are signed and customer requirements. ETP’s contract mix may change as a result of changes in producer preferences, expansion in regions where some types of contracts are more common and other market factors.

ETP conducts marketing activities in which ETP markets the natural gas that flows through ETP’s assets, referred to as on-system gas. ETP also attracts other customers by marketing volumes of natural gas that do not move through ETP’s assets, referred to as off-system gas. For both on-system and off-system gas, ETP purchases natural gas from natural gas producers and other supply points and sells that natural gas to utilities, industrial consumers, other marketers and pipeline companies, thereby generating gross margins based upon the difference between the purchase and resale prices.

ETP has a risk management policy that provides for oversight over ETP’s marketing activities. These activities are monitored independently by ETP’s risk management function and must take place within predefined limits and authorizations. As a result of ETP’s use of derivative financial instruments that may not qualify for hedge accounting, the degree of earnings volatility that can occur may be significant, favorably or unfavorably, from period to period. ETP attempts to manage this volatility through the use of daily position and profit and loss reports provided to senior management and predefined limits and authorizations set forth in ETP’s risk management policy.

ETP injects and holds natural gas in its Bammel storage facility to take advantage of contango markets, when the price of natural gas is higher in the future than the current spot price. ETP uses financial derivatives to hedge the natural gas held in connection with these arbitrage opportunities. At the inception of the hedge, ETP locks in a margin by purchasing gas in the spot market or off peak season and entering a financial contract to lock in the sale price. If ETP designates the related financial contract as a fair value hedge for accounting purposes, ETP values the hedged natural gas inventory at current spot market prices along with the financial derivative ETP uses to hedge it. Changes in the spread between the forward natural gas prices designated as fair value hedges and the physical inventory spot prices result in unrealized gains or losses until the underlying physical gas is withdrawn and the related designated derivatives are settled. Once the gas is withdrawn and the designated derivatives are settled, the previously unrealized gains or losses associated with these positions are realized. Unrealized margins represent the unrealized gains or losses from ETP’s derivative instruments using mark-to-market accounting, with changes in the fair value of ETP’s derivatives being recorded directly in earnings. These margins fluctuate based upon changes in the spreads between the physical spot prices and forward natural gas prices. If the spread narrows between the physical and financial prices, ETP will record unrealized gains or lower unrealized losses. If the spread widens, ETP will record unrealized losses or lower unrealized gains. Typically, as ETP enters the winter months, the spread converges so that ETP recognizes in earnings the original locked in spread, either through mark-to-market or the physical withdrawal of natural gas.

ETP’s NGL storage and pipeline transportation revenues are recognized when services are performed or products are delivered, respectively. Fractionation and processing revenues are recognized when product is either loaded into a truck or injected into a third-party pipeline, which is when title and risk of loss pass to the customer.

In ETP’s natural gas compression business, revenue is recognized for compressor packages and technical service jobs using the completed contract method which recognizes revenue upon completion of the job. Costs incurred on a job are deducted at the time revenue is recognized.

Terminalling and storage revenues are recognized at the time the services are provided. Pipeline revenues are recognized upon delivery of the barrels to the location designated by the shipper. Crude oil acquisition and marketing revenues, as well as refined product marketing revenues, are recognized when title to the product is transferred to the customer. Revenues are not recognized for crude oil exchange transactions, which are entered into primarily to acquire crude oil of a desired quality or to reduce transportation costs by taking delivery closer to end markets. Any net differential for exchange transactions is recorded as an adjustment of inventory costs in the purchases component of cost of products sold and operating expenses in the statements of operations.

ETP’s retail marketing operations sell gasoline and diesel in addition to a broad mix of merchandise such as groceries, fast foods and beverages at its convenience stores. A portion of ETP’s gasoline and diesel sales are to wholesale customers on a consignment basis, in which it retains title to inventory, control access to and sale of fuel inventory, and recognize revenue at the time the fuel is sold to the ultimate customer. ETP typically owns the fuel dispensing equipment and underground storage tanks at consignment sites, and in some cases it owns the entire site and has entered into an operating lease with the wholesale customer operating the site. In addition, ETP’s retail outlets derive other income from lottery ticket sales, money orders, prepaid phone cards and wireless services, ATM transactions, car washes, movie rental and other ancillary product and service offerings. Some of Sunoco’s retail outlets provide a variety of car care services. Revenues related to the sale of products are recognized when title passes, while service revenues are recorded on a net commission basis and are recognized when services are provided. Title passage generally occurs when products are shipped or delivered in accordance with the terms of the respective sales agreements. In addition, revenues are not recognized until sales prices are fixed or determinable and collectability is reasonably assured.

Regulatory Assets and Liabilities. Certain of ETE’s subsidiaries are subject to regulation by certain state and federal authorities and have accounting policies that conform to FASB ASC Topic 980, Regulated Operations, which is in accordance with the accounting requirements and ratemaking practices of the regulatory authorities. The application of these accounting policies allows certain of ETE’s regulated entities to defer expenses and revenues on the balance sheet as regulatory assets and liabilities when it is probable that those expenses and revenues will be allowed in the ratemaking process in a period different from the period in which they would have been reflected in the consolidated statement of operations by an unregulated company. These deferred assets and liabilities will be reported in results of operations in the period in which the same amounts are included in rates and recovered from or refunded to customers. Management’s assessment of the probability of recovery or pass through of regulatory assets and liabilities will require judgment and interpretation of laws and regulatory commission orders. If, for any reason, ETE ceases to meet the criteria for application of regulatory accounting treatment for all or part of its operations, the regulatory assets and liabilities related to those portions ceasing to meet such criteria would be eliminated from the consolidated balance sheet for the period in which the discontinuance of regulatory accounting treatment occurs.

Accounting for Derivative Instruments and Hedging Activities. ETP utilizes various exchange-traded and over-the-counter commodity financial instrument contracts to limit its exposure to margin fluctuations in natural gas, NGL and refined products. These contracts consist primarily of commodity futures and swaps. In addition, prior to ETP’s contribution of its retail propane activities to AmeriGas, ETP used derivatives to limit its exposure to propane market prices.

If ETP designates a derivative financial instrument as a cash flow hedge and it qualifies for hedge accounting, the change in the fair value is deferred in AOCI until the underlying hedged transaction occurs. Any ineffective portion of a cash flow hedge’s change in fair value is recognized each period in earnings. Gains and losses deferred in AOCI related to cash flow hedges remain in AOCI until the underlying physical transaction occurs, unless it is probable that the forecasted transaction will not occur by the end of the originally specified time period or within an additional two-month period of time thereafter. For financial derivative instruments that do not qualify for hedge accounting, the change in fair value is recorded in cost of products sold in the consolidated statements of operations.

If ETP designates a hedging relationship as a fair value hedge, ETP records the changes in fair value of the hedged asset or liability in cost of products sold in the consolidated statement of operations. This amount is offset by the changes in fair value of the related hedging instrument. Any ineffective portion or amount excluded from the assessment of hedge ineffectiveness is also included in the cost of products sold in the consolidated statement of operations.

ETP utilizes published settlement prices for exchange-traded contracts, quotes provided by brokers, and estimates of market prices based on daily contract activity to estimate the fair value of these contracts. Changes in the methods used to determine the fair value of these contracts could have a material effect on ETE’s results of operations. ETE does not anticipate future changes in the methods used to determine the fair value of these derivative contracts.

Fair Value of Financial Instruments. ETE has commodity derivatives, interest rate derivatives and embedded derivatives in ETP’s preferred units that are accounted for as assets and liabilities at fair value in ETE’s consolidated balance sheets. ETE determines the fair value of its assets and liabilities subject to fair value measurement by using the highest possible “level” of inputs. Level 1 inputs are observable quotes in an active market for identical assets and liabilities. ETE considers the valuation of marketable securities and commodity derivatives transacted through a clearing broker with a published price from the appropriate exchange as a Level 1 valuation. Level 2 inputs are inputs observable for similar assets and liabilities. ETE considers over-the-counter commodity derivatives entered into directly with third parties as a Level 2 valuation since the values of these derivatives are quoted on an exchange for similar transactions. Additionally, ETE considers its options transacted through its clearing broker as having Level 2 inputs due to the level of activity of these contracts on the exchange in which they trade. ETE considers the valuation of its interest rate derivatives as Level 2 as the primary input, the LIBOR curve, is based on quotes from an active exchange of Eurodollar futures for the same period as the future interest swap settlements. Level 3 inputs are unobservable. Derivatives related to the embedded derivatives in ETP’s preferred units are valued using a binomial lattice model. The market inputs utilized in the model include credit spread, probabilities of the occurrence of certain events, common unit price, dividend yield, and expected value, and are considered Level 3. See further information on ETE’s fair value assets and liabilities in Note 2 of ETE’s consolidated financial statements.

Impairment of Long-Lived Assets and Goodwill. Long-lived assets are required to be tested for recoverability whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.

Goodwill and intangibles with indefinite lives must be tested for impairment annually or more frequently if events or changes in circumstances indicate that the related asset might be impaired. An impairment loss should be recognized only if the carrying amount of the asset/goodwill is not recoverable and exceeds its fair value.

In order to test for recoverability when performing a quantitative impairment test, ETE must make estimates of projected cash flows related to the asset, which include, but are not limited to, assumptions about the use or disposition of the asset, estimated remaining life of the asset, and future expenditures necessary to maintain the asset’s existing service potential. In order to determine fair value, ETE makes certain estimates and assumptions, including, among other things, changes in general economic conditions in regions in which ETE’s markets are located, the availability and prices of natural gas, ETE’s ability to negotiate favorable sales agreements, the risks that natural gas exploration and production activities will not occur or be successful, ETE’s dependence on certain significant customers and producers of natural gas, and competition from other companies, including major energy producers. While ETE believes it has made reasonable assumptions to calculate the fair value, if future results are not consistent with ETE’s estimates, ETE could be exposed to future impairment losses that could be material to its results of operations.

Property, Plant and Equipment. Expenditures for maintenance and repairs that do not add capacity to or extend the useful life are expensed as incurred. Expenditures to refurbish assets that either extend the useful lives of the asset or prevent environmental contamination are capitalized and depreciated over the remaining useful life of the asset. Additionally, ETP capitalizes certain costs directly related to the construction of assets including internal labor costs, interest and engineering costs. Upon disposition or retirement of pipeline components or natural gas plant components, any gain or loss is recorded to accumulated depreciation. When entire pipeline systems, gas plants or other property and equipment are retired or sold, any gain or loss is included in the consolidated statement of operations. Depreciation of property, plant and equipment is provided using the straight-line method based on their estimated useful lives ranging from 1 to 99 years. Changes in the estimated useful lives of the assets could have a material effect on ETE’s results of operation. ETE does not anticipate future changes in the estimated useful lives of ETE’s property, plant and equipment.

Asset Retirement Obligations. ETE has determined that ETE is obligated by contractual or regulatory requirements to remove facilities or perform other remediation upon retirement of certain assets. The fair value of any ARO is determined based on estimates and assumptions related to retirement costs, which ETE bases on historical retirement costs, future inflation rates and credit-adjusted risk-free interest rates. These fair value assessments are considered to be level 3 measurements, as they are based on both observable and unobservable inputs. Changes in the liability are recorded for the passage of time (accretion) or for revisions to cash flows originally estimated to settle the ARO.

An ARO is required to be recorded when a legal obligation to retire an asset exists and such obligation can be reasonably estimated. ETE will record an asset retirement obligation in the periods in which management can reasonably estimate the settlement dates.

Except for certain amounts recorded by Panhandle, SXL and ETP’s retail marketing operations discussed below, management was not able to reasonably measure the fair value of asset retirement obligations as of December 31, 2015 and 2014, in most cases because the settlement dates were indeterminable. Although a number of other onshore assets in Panhandle’s system are subject to agreements or regulations that give rise to an ARO upon Panhandle’s discontinued use of these assets, AROs were not recorded because these assets have an indeterminate removal or abandonment date given the expected continued use of the assets with proper maintenance or replacement. Sunoco has legal asset retirement obligations for several other assets at its refineries, pipelines and terminals, for which it is not possible to estimate when the obligations will be settled. Consequently, the retirement obligations for these assets cannot be measured at this time. At the end of the useful life of these underlying assets, Sunoco is legally or contractually required to abandon in place or remove the asset. SXL believes it may have additional asset retirement obligations related to its pipeline assets and storage tanks, for which it is not possible to estimate whether or when the retirement obligations will be settled. Consequently, these retirement obligations cannot be measured at this time.

Individual component assets have been and will continue to be replaced, but the pipeline and the natural gas gathering and processing systems will continue in operation as long as supply and demand for natural gas exists. Based on the widespread use of natural gas in industrial and power generation activities, management expects supply and demand to exist for the foreseeable future. ETE has in place a rigorous repair and maintenance program that keeps the pipelines and the natural gas gathering and processing systems in good working order. Therefore, although some of the individual assets may be replaced, the pipelines and the natural gas gathering and processing systems themselves will remain intact indefinitely.

Long-lived assets related to AROs aggregated $18 million and were reflected as property, plant and equipment on ETE’s balance sheet as of December 31, 2015 and 2014. In addition, Panhandle has $6 million of restricted funds for settlement of AROs that was reflected as other non-current assets as of December 31, 2015.

Pensions and Other Postretirement Benefit Plans. ETE is required to measure plan assets and benefit obligations as of its fiscal year-end balance sheet date. ETE recognizes the changes in the funded status of ETE’s defined benefit postretirement plans through AOCI or are reflected as a regulatory asset or regulatory liability for regulated subsidiaries.

The calculation of the net periodic benefit cost and benefit obligation requires the use of a number of assumptions. Changes in these assumptions can have a significant effect on the amounts reported in the financial statements. ETE believes that the two most critical assumptions are the assumed discount rate and the expected rate of return on plan assets.

The discount rate is established by using a hypothetical portfolio of high-quality debt instruments that would provide the necessary cash flows to pay the benefits when due. Net periodic benefit cost and benefit obligation increases and equity correspondingly decreases as the discount rate is reduced.

The expected rate of return on plan assets is based on long-term expectations given current investment objectives and historical results. Net periodic benefit cost increases as the expected rate of return on plan assets is correspondingly reduced.

Legal Matters. ETE is subject to litigation and regulatory proceedings as a result of ETE’s business operations and transactions. ETE utilizes both internal and external counsel in evaluating its potential exposure to adverse outcomes from claims, orders, judgments or settlements. To the extent that actual outcomes differ from ETE’s estimates, or additional facts and circumstances cause ETE to revise its estimates, its earnings will be affected. ETE expenses legal costs as incurred, and all recorded legal liabilities are revised as required as better information becomes available to ETE. The factors ETE considers when recording an accrual for contingencies include, among others: (i) the opinions and views of ETE’s legal counsel; (ii) ETE’s previous experience; and (iii) the decision of ETE’s management as to how it intends to respond to the complaints.

For more information on ETE’s litigation and contingencies, see Note 11 to ETE’s consolidated financial statements as of and for the year ended December 31, 2015 included elsewhere in this proxy statement/prospectus.

Environmental Remediation Activities. ETE’s accrual for environmental remediation activities reflects anticipated work at identified sites where an assessment has indicated that cleanup costs are probable and reasonably estimable. The accrual for known claims is undiscounted and is based on currently available information, estimated timing of remedial actions and related inflation assumptions, existing technology and presently enacted laws and regulations. It is often extremely difficult to develop reasonable estimates of future site remediation costs due to changing regulations, changing technologies and their associated costs, and changes in the economic environment. Engineering studies, historical experience and other factors are used to identify and evaluate remediation alternatives and their related costs in determining the estimated accruals for environmental remediation activities.

Losses attributable to unasserted claims are generally reflected in the accruals on an undiscounted basis, to the extent they are probable of occurrence and reasonably estimable. ETP has established a wholly owned captive insurance company to bear certain risks associated with environmental obligations related to certain sites that are no longer operating. The premiums paid to the captive insurance company include estimates for environmental claims that have been incurred but not reported, based on an actuarially determined fully developed claims expense estimate. In such cases, ETP accrues losses attributable to unasserted claims based on the discounted estimates that are used to develop the premiums paid to the captive insurance company.

In general, each remediation site/issue is evaluated individually based upon information available for the site/issue and no pooling or statistical analysis is used to evaluate an aggregate risk for a group of similar items (e.g., service station sites) in determining the amount of probable loss accrual to be recorded. ETP’s estimates of environmental remediation costs also frequently involve evaluation of a range of estimates. In many cases, it is difficult to determine that one point in the range of loss estimates is more likely than any other. In these situations, existing accounting guidance requires that the minimum of the range be accrued. Accordingly, the low end of the range often represents the amount of loss which has been recorded.

In addition to the probable and estimable losses which have been recorded, ETE management believes it is reasonably possible (i.e., less than probable but greater than remote) that additional environmental remediation losses will be incurred. At December 31, 2015, the aggregate of the estimated maximum additional reasonably possible losses, which relate to numerous individual sites, totaled approximately $5 million. This estimate of reasonably possible losses comprises estimates for remediation activities at current logistics and retail assets and, in many cases, reflects the upper end of the loss ranges which are described above. Such estimates include potentially higher contractor costs for expected remediation activities, the potential need to use more costly or comprehensive remediation methods and longer operating and monitoring periods, among other things.

Total future costs for environmental remediation activities will depend upon, among other things, the identification of any additional sites, the determination of the extent of the contamination at each site, the timing and nature of required remedial actions, the nature of operations at each site, the technology available and needed to meet the various existing legal requirements, the nature and terms of cost-sharing arrangements with other potentially responsible parties, the availability of insurance coverage, the nature and extent of future environmental laws and regulations, inflation rates, terms of consent agreements or remediation permits with regulatory agencies and the determination of ETE’s liability at the sites, if any, in light of the number, participation level and financial viability of the other parties. The recognition of additional losses, if and when they were to occur, would likely extend over many years. Management believes that ETE’s exposure to adverse developments with respect to any individual site is not expected to be material. However, if changes in environmental laws or regulations occur or the assumptions used to estimate losses at multiple sites are adjusted, such changes could impact multiple facilities, formerly owned facilities and third-party sites at the same time. As a result, from time to time, significant charges against income for environmental remediation may occur; however, management does not believe that any such charges would have a material adverse impact on ETE’s consolidated financial position.

Deferred Income Taxes. ETE recognizes benefits in earnings and related deferred tax assets for net operating loss carryforwards (“NOLs”) and tax credit carryforwards. If necessary, a charge to earnings and a related valuation allowance are recorded to reduce deferred tax assets to an amount that is more likely than not to be realized by ETE in the future. Deferred income tax assets attributable to state and federal NOLs and federal tax alternative minimum tax credit carryforwards totaling $217 million have been included in ETE’s consolidated balance sheet as of December 31, 2015. All of the deferred income tax assets attributable to state and federal NOL benefits expire before 2034 as more fully described below. The state NOL carryforward benefits of $123 million (net of federal benefit) begin to expire in 2016 with a substantial portion expiring between 2029 and 2033. The federal NOLs of $191 million ($67 million in benefits) will expire in 2033 and 2035. Federal tax alternative minimum tax credit carryforwards of $27 million remained at December 31, 2015. We have determined that a valuation allowance totaling $122 million (net of federal income tax effects) is required for the state NOLs at December 31, 2015 primarily due to significant restrictions on their use in the Commonwealth of

Pennsylvania. In making the assessment of the future realization of the deferred tax assets, we rely on future reversals of existing taxable temporary differences, tax planning strategies and forecasted taxable income based on historical and projected future operating results. The potential need for valuation allowances is regularly reviewed by management. If it is more likely than not that the recorded asset will not be realized, additional valuation allowances which increase income tax expense may be recognized in the period such determination is made. Likewise, if it is more likely than not that additional deferred tax assets will be realized, an adjustment to the deferred tax asset will increase income in the period such determination is made.

Inflation

Interest rates on existing and future credit facilities and future debt offerings could be significantly higher than current levels, causing ETE’s and the ETE Entities’ financing costs to increase accordingly. Although increased financing costs could limit their ability to raise funds in the capital markets, they expect to remain competitive with respect to acquisitions and capital projects since their competitors would face similar circumstances.

Inflation in the United States has been relatively low in recent years and has not had a material effect on ETE’s results of operations. It may in the future, however, increase the cost to acquire or replace property, plant and equipment and may increase the costs of labor and supplies. ETE’s operating revenues and costs are influenced to a greater extent by commodity price changes. To the extent permitted by competition, regulation and existing agreements, ETE and the ETE Entities have and will continue to pass along a portion of increased costs to their customers in the form of higher fees.

Cash Distribution Policy and Restrictions on Distributions

Rationale for Our Cash Distribution Policy

Our partnership agreement requires us to distribute all of our available cash quarterly. Generally, our available cash is all cash on hand at the date of determination of available cash for the distribution in respect of such quarter (including expected distributions from ETE in respect of such quarter) after the payment of our expenses and the establishment of cash reserves for the proper conduct of our business, including the payment of income taxes, if any.

Our cash flow will be generated primarily from distributions we receive from ETE with respect to the ETE Class E units. ETE currently receives primarily all of its cash flows from distributions on its equity interests in the ETE Entities. ETE is therefore substantially dependent upon the ability of the ETE Entities to make cash distributions to their respective partners.

We currently have no independent operations, and we will enter into the Administrative Agreement with ETE, pursuant to which ETE will provide general and administrative services to us related to our governance, public reporting requirements and NYSE listing obligations and, to the extent we incur any expenses related to any of these matters, to reimburse us fully for such expenses. In addition, we will enter into a contribution agreement with ETE to effect the WMB Contribution, pursuant to which ETE will indefinitely indemnify us for all non-tax losses we may suffer and indemnify us for any taxes we may incur for any taxable year ending on or before December 31, 2018. Accordingly, we believe we will initially have low cash requirements. Therefore, we believe that our investors are best served by our distributing all of our available cash to our common shareholders as described below.

Restrictions and Limitations on Our Cash Distribution Policy

There is no guarantee that our common shareholders will receive quarterly distributions from us or that we will receive quarterly distributions from ETE. None of us, ETE or the ETE Entities have a legal obligation to pay distributions, except as provided in our and their respective partnership agreements.

The requirements in our, ETE’s and the ETE Entities’ respective partnership agreements to distribute all of our respective available cash quarterly are subject to certain restrictions. These restrictions include the following:

•	We do not have any debt currently outstanding and, therefore, are not subject to any debt covenants. However, we may incur debt in the future, subject to obtaining special approval by the conflicts committee of the incurrence of debt other than from our affiliates prior to December 31, 2018. Any future debt agreements we may enter into could contain certain financial tests and covenants that we would have to satisfy. If we are unable to satisfy the restrictions under any future debt agreements, we could be prohibited from making a distribution to our common shareholders notwithstanding our stated distribution policy.

•	ETE’s distribution policy is subject to restrictions on distributions under its credit facilities. Specifically, ETE’s credit facilities contain material financial tests and covenants that it will be required to satisfy. Should ETE be unable to comply with the restrictions under its credit facilities, ETE would be prohibited from making cash distributions to us notwithstanding ETE’s stated distribution policy.

•

The distribution policies of each ETE Entity are subject to restrictions on distributions under their credit agreements and, in the case of Sunoco, the indentures governing its senior notes. Specifically, the credit agreements of each ETE Entity contain material financial tests and covenants that such ETE Entity must satisfy and the indentures governing Sunoco’s senior notes prohibit Sunoco from declaring or paying any distribution to unitholders if a default or event of default exists thereunder. Should an ETE Entity be unable to comply with the restrictions under its debt agreements, such ETE Entity would be prohibited from making cash distributions to ETE, which in turn would prevent ETE from making cash distributions to us notwithstanding ETE’s stated distribution policy. In addition, any ETE Entity could enter into new debt agreements containing financial tests and covenants that are more difficult to satisfy than those described in this proxy statement/prospectus.

•	The general partners of ETE and the ETE Entities have authority under the applicable partnership agreement to establish cash reserves that are necessary or appropriate in their reasonable discretion for the proper conduct of the applicable entity’s business, to comply with applicable law or any agreement binding on each applicable entity and its subsidiaries and to provide for future cash distributions to the applicable entity’s unitholders. The establishment of those reserves could result in a reduction in cash distributions that ETE would otherwise receive from the ETE Entities, which in turn could result in a reduction in cash distributions to ETC shareholders from levels we currently anticipate. Any determination to establish cash reserves made by the general partners of ETE and the ETE Entities in their reasonable discretion will be binding on each applicable entity’s unitholders as well as the holders of its general partner interest and IDRs.

•	Our general partner will have authority under our partnership agreement to establish cash reserves, which could result in a reduction in cash distributions to ETC shareholders from levels we currently anticipate. Any determination to establish cash reserves made by our general partner in good faith will be binding on our shareholders. Our partnership agreement provides that in order for a determination by our general partner to be made in good faith, it must subjectively believe the determination is in our best interests.

•	Under Section 17-607 of the DRULPA, we, ETE and the ETE Entities may not make a distribution to our equity owners if such distribution would cause our liabilities to exceed the fair value of our assets.

The ETE Entities’ Ability to Grow is Dependent on Their Ability to Access External Growth Capital

Consistent with the terms of their respective partnership agreements, the ETE Entities distribute their available cash each quarter to their respective partners. In determining the amount of distributable cash flow, each ETE Entity sets aside cash reserves, which it uses, among other things, to fund a portion of its acquisitions and growth capital expenditures. Additionally, each ETE Entity has relied upon external financing sources, including commercial borrowings and other debt and equity issuances, to fund its acquisition and growth capital expenditures. Accordingly, to the extent an ETE Entity does not have sufficient cash reserves or is unable to finance growth externally, its ability to grow will likely be impaired. If any ETE Entity issues additional units, the payment of distributions on those additional units may increase the risk that such ETE Entity will be unable to maintain or increase its per unit distribution level, which in turn may impact the available cash ETE receives from such ETE Entity and the distributable cash we have to distribute to our common shareholders.

There are no current limitations in any ETE Entity’s partnership agreement on its ability to incur indebtedness or to issue additional units, including units ranking senior to its common units. The incurrence of additional debt by each ETE Entity to finance its growth strategy would result in increased interest expense to such ETE Entity, which in turn may reduce its cash distributions to ETE, ETE’s distribution to us and the available cash that we have to distribute to our common shareholders. Further, to the extent any ETE Entity issues units ranking senior to its common units, the ability of such ETE Entity to increase distributions on its common units may be impacted, which in turn, may impact the amount of incentive distributions received by ETE and ETP, as the case may be.

The IDRs that ETE and ETP Own May Be Limited or Modified Without Your Consent

ETE indirectly owns all of the IDRs of ETP and Sunoco. Additionally, ETE is entitled to receive 90.15% of the cash distributions related to the IDRs of SXL, while ETP is entitled to receive the remaining 9.85% of such cash distributions. The IDRs entitle the holder to receive increasing percentages (up to a maximum of 48%, with respect to ETP and SXL, and up to 50%, with respect to Sunoco, in each case to the extent not modified) of any cash distributed by (i) ETP in excess of $0.275 per ETP unit in any quarter; (ii) SXL in excess of $0.0833 per SXL unit in any quarter and (iii) Sunoco in excess of $0.503125 per Sunoco unit in any quarter.

Each ETE Entity, like other publicly traded partnerships, will generally only undertake an acquisition or expansion capital project if, after giving effect to related costs and expenses, the transaction would be expected to be accretive, meaning it would increase cash distributions per unit in future periods. Because ETE currently participates in the IDRs at the highest sharing level of 48% and 50% with respect to ETP and Sunoco, respectively, and ETE and ETP currently participate in the IDRs at the highest sharing level of 48% with respect to SXL, to the extent not modified, it is harder for an acquisition or capital project to show accretion for the common unitholders of ETP, SXL and Sunoco than if the applicable IDRs received less incremental cash flow. We therefore expect that ETE and ETP may determine, in certain cases, to propose a reduction to the IDRs to facilitate a particular acquisition or expansion capital project. Such a reduction may relate to all of the cash flow on the IDRs or only to the expected cash flow from the transaction and may be either temporary or permanent in nature. Any such reduction of the IDRs will reduce the amount of cash that would have otherwise been distributed by ETE to us, which will in turn reduce the cash distributions we would otherwise be able to pay to you as an ETC shareholder.

In addition, the incremental distributions that ETE is entitled to receive in respect of the ETP Class I Units are intended to offset a portion of the incentive distribution subsidies previously granted by ETE to ETP. Please read “—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Cash Distributions—Cash Distributions Received by the Parent Company.”

For the period from 2013 through the distribution date for the fourth quarter of 2015, the ETP IDR reductions described above have totaled $337.5 million and will continue through 2024. ETE may, in certain circumstances, similarly support ETP or Sunoco in the future by agreeing to waive, modify or otherwise adjust payments relating to the IDRs of ETP and Sunoco. Likewise, ETP may, in certain circumstances, agree to waive, modify or otherwise adjust payments relating to the IDRs of SXL.

ETE and ETP have the right to approve any waiver, reduction, limitation or modification to the IDRs that they own without the consent of our shareholders. In determining whether or not to approve any such modification, each of ETE and ETP may consider whatever information it subjectively believes is adequate in making such determination and must make such determination in “good faith” as such term is defined in its partnership agreement. Any determination with respect to such modification could include consideration of one or more financial cases based on a number of business, industry, economic, legal, regulatory and other assumptions applicable to the proposed transaction. The assumptions will generally involve current estimates of future conditions, which are difficult to predict and realization of many of the assumptions will be beyond our general partner’s control. Moreover, the uncertainty and risk of inaccuracy associated with any financial projection will increase with the length of the forecasted period. To the extent such assumptions are not realized, the expected benefits from increases in distributions from the ETE Entities to ETE may not materialize, and distributions to our common shareholders may be reduced.

Cash Distribution Policy of ETE and the ETE Entities

Like us, ETE and the ETE Entities are required pursuant to their respective partnership agreements to distribute all of their available cash to their partners on a quarterly basis. Under the partnership agreement of ETE and each ETE Entity, available cash is defined to generally mean, for each fiscal quarter, cash generated from such entity’s business in excess of the amount the applicable general partner determines is necessary or appropriate to provide for the proper conduct of such entity’s business, to comply with applicable law or any agreement binding on such entity and its subsidiaries and to provide for future distributions to such entity’s unitholders for any one or more of the upcoming quarters.

The following tables set forth, for the periods indicated, the amount of quarterly cash distributions ETE, the ETE Entities and Regency paid for each of their respective partnership interests, including the general partner interest and IDRs, as applicable, with respect to the quarter indicated. The actual cash distributions paid by ETE to its partners occur within 50 days after the end of each quarter and the actual cash distributions paid by the ETE Entities to their partners occur within 45 days after the end of each quarter.

Since 2011, on a split adjusted basis, ETE has increased its quarterly cash distribution by approximately 110% from $0.135 per common unit, or $0.54 on an annualized basis, to $0.2850 per common unit, or $1.14 on an annualized basis, for the quarter ended December 31, 2015. Such increase equates to a compounded annual growth rate in ETE distributions of 16.1%. The table below sets forth ETE’s cash distribution history with respect to its common units and general partner interest for the periods presented.

	ETE’s Cash Distribution History
			Total ETE Cash Distributions
	Cash Distribution Per Common Unit(1)	ETE Common Units Outstanding	Common Units	General Partner Interest
	(in millions, except cash distribution per common unit)
2011
First Quarter	$0.1350	891.9	$120	$—
Second Quarter	$0.1400	891.9	$125	$—
Third Quarter	$0.1563	891.9	$139	$—
Fourth Quarter	$0.1563	891.9	$139	$—
2012
First Quarter	$0.1563	1,119.8	$175	$—
Second Quarter	$0.1563	1,119.8	$175	$—
Third Quarter	$0.1563	1,119.8	$175	$—
Fourth Quarter	$0.1588	1,119.8	$178	$—
2013
First Quarter	$0.1613	1,122.8	$181	$—
Second Quarter	$0.1638	1,122.8	$184	$—
Third Quarter	$0.1681	1,122.8	$189	$—
Fourth Quarter	$0.1731	1,118.0	$194	$—
2014
First Quarter	$0.1794	1,087.4	$195	$—
Second Quarter	$0.1900	1,077.5	$205	$—
Third Quarter	$0.2075	1,077.5	$224	$—
Fourth Quarter	$0.2250	1,077.5	$242	$—
2015				$—
First Quarter	$0.2450	1,078.5	$264	$—
Second Quarter	$0.2650	1,054.7	$279	$1
Third Quarter	$0.2850	1,044.8	$298	$1
Fourth Quarter	$0.2850	1,044.8	$298	$1

(1)	In July 2015, ETE completed a two-for-one split of its outstanding common units. Therefore, the per-unit amounts shown in the table above have been adjusted to give effect to the unit split.

Since January 1, 2011, ETP has increased its quarterly cash distribution by approximately 18% from $0.8938 per common unit, or $3.575 on an annualized basis, to $1.0550 per common unit, or $4.22 on an annualized basis, for the quarter ended December 31, 2015. Such increase equates to a compounded annual growth rate in ETP distributions of 3.4%. The table below sets forth ETP’s cash distribution history with respect to its common units, general partner interest, IDRs and other limited partner interests for the periods presented.

	ETP’s Cash Distribution History
	Cash Distribution Per Common Unit	ETP Common Units Outstanding	Total ETP Cash Distributions
			Common Units	General Partner Interest	IDRs	Class E Units	Class G Units	Class H Units	Class I Units
	(in millions, except cash distribution per common unit)
2011
First Quarter	$0.8938	208.5	$186	$5	$103	$3	$—	$—	$—
Second Quarter	$0.8938	208.8	$187	$5	$103	$3	$—	$—	$—
Third Quarter	$0.8938	209.6	$187	$5	$104	$3	$—	$—	$—
Fourth Quarter	$0.8938	226.1	$202	$5	$112	$3	$—	$—	$—
2012
First Quarter	$0.8938	229.6	$205	$5	$100	$3	$—	$—	$—
Second Quarter	$0.8938	245.4	$219	$5	$107	$3	$—	$—	$—
Third Quarter	$0.8938	300.5	$269	$5	$116	$3	$85	$—	$—
Fourth Quarter	$0.8938	301.5	$269	$5	$116	$3	$85	$—	$—
2013
First Quarter	$0.8938	369.5	$330	$5	$149	$3	$85	$—	$—
Second Quarter	$0.8938	376.2	$336	$5	$129	$3	$85	$—	$—
Third Quarter	$0.9050	330.2	$299	$5	$144	$3	$85	$51	$—
Fourth Quarter	$0.9200	334.9	$308	$5	$116	$3	$85	$54	$—
2014
First Quarter	$0.9350	318.5	$298	$5	$111	$3	$85	$50	$—
Second Quarter	$0.9550	325.4	$311	$5	$120	$3	$85	$53	$—
Third Quarter	$0.9750	352.8	$344	$5	$132	$3	$85	$57	$—
Fourth Quarter	$0.9950	356.4	$355	$6	$140	$3	$85	$60	$—
2015
First Quarter	$1.0150	481.4	$489	$8	$273	$3	$85	$56	$—
Second Quarter	$1.0350	492.2	$509	$8	$289	$3	$85	$62	$—
Third Quarter	$1.0550	484.2	$511	$8	$292	$3	$85	$68	$—
Fourth Quarter	$1.0550	488.1	$515	$8	$296	$3	$85	$77	$—

Since January 1, 2011, on a split-adjusted basis, SXL has increased its quarterly cash distribution by approximately 141% from $0.1992 per common unit, or $0.7968 on an annualized basis, to $0.479 per common unit, or $1.920 on an annualized basis, for the quarter ended December 31, 2015. Such increase equates to a compounded annual growth rate in SXL distributions of 19.2%. The table below sets forth SXL’s cash distribution history with respect to its common units, general partner interest and IDRs for the periods presented with the per unit information presented on a split-adjusted basis.

	SXL’s Cash Distribution History
			Total SXL Cash Distributions
	Cash Distribution Per Common Unit	SXL Common Units Outstanding	Common Units	General Partner Interest	IDRs
	(in millions, except cash distribution per common unit)
2011
First Quarter	$0.1992	198.8	$40	$—	$12
Second Quarter	$0.2025	198.8	$40	$—	$13
Third Quarter	$0.2067	198.8	$41	$—	$13
Fourth Quarter	$0.2100	198.8	$42	$—	$14
2012
First Quarter	$0.2138	199.2	$43	$—	$15
Second Quarter	$0.2350	207.1	$49	$—	$18
Third Quarter	$0.2588	207.1	$54	$—	$21
Fourth Quarter	$0.2725	207.5	$57	$1	$22
2013
First Quarter	$0.2863	207.6	$59	$1	$26
Second Quarter	$0.3000	207.6	$62	$1	$29
Third Quarter	$0.3150	207.6	$65	$2	$32
Fourth Quarter	$0.3313	207.7	$69	$1	$34
2014
First Quarter	$0.3475	207.9	$72	$2	$37
Second Quarter	$0.3650	211.7	$77	$2	$41
Third Quarter	$0.3825	221.1	$85	$3	$46
Fourth Quarter	$0.4000	229.3	$92	$3	$51
2015
First Quarter	$0.4190	245.3	$103	$3	$60
Second Quarter	$0.4380	253.7	$111	$3	$66
Third Quarter	$0.4580	260.4	$119	$3	$73
Fourth Quarter	$0.479	272.7	$131	$3	$83

Since January 1, 2013, Sunoco has increased its quarterly cash distribution by approximately 83% from $0.4375 per common unit, or $1.75 on an annualized basis, to $0.8013 per common unit, or $3.2052 on an annualized basis, for the quarter ended December 31, 2015. Such increase equates to a compounded annual growth rate in Sunoco distributions of 22.4%. The table below sets forth Sunoco’s cash distribution history with respect to its common units, subordinated units, Class A units and IDRs for the periods presented.

	Sunoco’s Cash Distribution History
	Cash Distribution Per Unit	Sunoco Common and Subordinated Units Outstanding	Total Sunoco Cash Distributions
			Common and Subordinated Units	IDRs	Class A Units
	(in millions, except cash distribution per unit)
2013
First Quarter	$0.4375	21.9	$10	$—	$—
Second Quarter	$0.4528	21.9	$10	$—	$—
Third Quarter	$0.4687	22.0	$10	$—	$—
Fourth Quarter	$0.4851	22.0	$11	$—	$—
2014
First Quarter	$0.5021	22.0	$11	$—	$—
Second Quarter	$0.5197	22.0	$11	$—	$—
Third Quarter	$0.5457	34.0	$19	$—	$—
Fourth Quarter	$0.6000	35.0	$21	$1	$—
2015
First Quarter	$0.6450	35.8	$23	$1	$—
Second Quarter	$0.6934	41.3	$29	$3	$7
Third Quarter	$0.7454	63.3	$47	$8	$4
Fourth Quarter	$0.8013	98.4	$80	$17	$0

How We Make Cash Distributions

Set forth below is a summary of the significant provisions of our partnership agreement that relate to cash distributions.

General

Our partnership agreement requires that, within 55 days after the end of each quarter beginning with the first quarter following the completion of the merger transactions, we distribute all of our available cash to our shareholders of record on the applicable record date.

Definition of Available Cash

Available cash is defined in our partnership agreement and generally means, with respect to any calendar quarter, all cash on hand at the date of determination of available cash for the distribution in respect of such quarter (including expected distributions from ETE in respect of such quarter),

•	less the amount of cash reserves established by our general partner, which will not be subject to a cap, to:

•	provide for the proper conduct of ETC’s business, including the payment of income taxes by ETC;

•	make capital contributions to ETE to enable it to make capital contributions to any of the ETE Entities or its other subsidiaries; and

•	comply with applicable law or any debt instrument or other agreement;

•	plus, if our general partner so determines, all or any portion of the cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made subsequent to the end of such quarter and cash and cash equivalents available to be borrowed as working capital borrowings as of the date of determination of available cash with respect to such quarter.

The purpose and effect of the last bullet point above is to allow our general partner, if it so decides, to use cash from working capital borrowings made after the end of the quarter but on or before the date of determination of available cash for that quarter to pay distributions to shareholders. Under our partnership agreement, working capital borrowings are generally borrowings that are made under a credit facility, commercial paper facility or similar financing arrangement, and in all cases are used solely for working capital purposes or to pay distributions to partners and with the intent of the borrower to repay such borrowings within twelve months with funds other than from additional working capital borrowings.

Our Sources of Available Cash

Our primary cash-generating asset will consist of our ETE Class E units, which will represent an approximate 57% limited partner interest in ETE following the completion of the merger transactions. Therefore, our cash flow and resulting ability to make distributions will be completely dependent upon the ability of ETE to make cash distributions to us in respect of those ETE Class E units. The actual amount of cash that ETE will have available for distribution will primarily depend on the amount of cash that ETE receives from the ETE Entities. For a description of factors that may impact our, ETE’s and the ETE Entities’ results, please read “Risk Factors” and “Forward-Looking Statements.”

In addition, the actual amount of cash that ETE and the ETE Entities will have available for distribution will depend on other factors, some of which are beyond our, ETE’s and the ETE Entities’ control, including:

•	the level of revenue ETE and the ETE Entities are able to generate from their respective businesses;

•	the level of capital expenditures ETE and the ETE Entities make;

•	the level of ETE’s and the ETE Entities’ operating, maintenance and general and administrative expenses or related obligations;

•	the cost of acquisitions, if any;

•	ETE’s and the ETE Entities’ debt service requirements and other liabilities;

•	ETE’s and the ETE Entities’ working capital needs;

•	restrictions on distributions contained in ETE’s or the ETE Entities’ respective debt agreements and any future debt agreements;

•	ETE’s and the ETE Entities’ ability to borrow under their respective revolving credit agreements to make distributions; and

•	the amount, if any, of cash reserves established by the boards of directors of the general partners of ETE and the ETE Entities, in their discretion, for the proper conduct of ETE’s and the ETE Entities’ respective businesses.

Shares

Upon the completion of the merger transactions, we will have approximately 1.4 billion common shares outstanding.

General Partner Interest

Our general partner owns a non-economic general partner interest in us, which does not entitle it to receive cash distributions.

Distributions of Cash Upon Liquidation

If we dissolve in accordance with the partnership agreement, we will sell or otherwise dispose of our assets in a process called a liquidation. We will first apply the proceeds of liquidation to the payment of our creditors and, thereafter, holders of our common shares would be entitled to share ratably in the distribution of any remaining proceeds.

Description of Our Partnership Agreement

The following is a summary of the material provisions of our partnership agreement. The form of our partnership agreement is included in this proxy statement/prospectus as Annex C and will be adopted contemporaneously with the completion of the merger.

We summarize the following provisions of our partnership agreement elsewhere in this proxy statement/prospectus:

•	with regard to distributions of available cash, please read “—Cash Distribution Policy and Restrictions on Distributions” and “—How We Make Cash Distributions”;

•	with regard to the rights of holders of common shares, please read “Description of ETC Common Shares”; and

•	with regard to the contractual duties of our general partner, please read “—Conflicts of Interest and Fiduciary Duties.”

Organization and Duration

We were formed in April 2014 as a Delaware corporation and converted into a Delaware limited partnership in July 2015 and have a perpetual existence.

Purpose

Under our partnership agreement, we are permitted to engage, directly or indirectly, in any business activity that is approved by our general partner and that lawfully may be conducted by a limited partnership organized under Delaware law. We are expressly permitted to make capital contributions or loans to our affiliates, including the ETE Entities, to accomplish our purpose.

Although our general partner has the ability to cause us, our affiliates and our subsidiaries to engage in activities other than the direct and indirect ownership of partnership interests (including IDRs) in ETE and the ETE Entities, our general partner has no current plans to do so and may decline to do so free of any fiduciary duty or obligation whatsoever to us or our shareholders, including any duty to act in good faith or in the best interest of us or our shareholders. Our general partner is authorized to perform all acts it determines to be necessary or appropriate to carry out our purposes and to conduct our business, including but not limited to the following:

•	the making of expenditures and the incurrence of debt and other obligations; provided, however, that we must obtain special approval from our conflicts committee prior to incurring any debt from any person other than an affiliate prior to December 31, 2018;

•	the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of our assets or the merger or other combination of us with or into another person;

•	the negotiation, execution and performance of contracts;

•	the distribution of our cash;

•	the use of our assets, including cash, for any purpose consistent with the terms of our partnership agreement;

•	the repayment or guarantee of obligations of affiliates, including ETE and the ETE Entities;

•	the purchase, sale or other acquisition or disposition of our partnership securities or the issuance of partnership securities or options or other derivative rights relating thereto;

•	any action in connection with our participation and management of ETE; and

•	any action to waive, reduce, limit or modify the incentive distributions received by ETE from the ETE Entities.

For a further description of limits on our business, please read “—Certain Relationships and Related Party Transactions.”

Partnership Interests

Our partnership interests consist of our non-economic general partner interest and our common shares to be issued in connection with the merger transactions.

Please read “—Cash Distribution Policy and Restrictions on Distributions” and “Description of ETC Common Shares” for more information regarding our common shares, including the rights and preferences of holders of our common shares in and to our distributions.

Capital Contributions

Our shareholders are not obligated to make additional capital contributions, except as described below under “—Limited Liability.”

Applicable Law; Forum, Venue and Jurisdiction

Our partnership agreement is governed by Delaware law. Our partnership agreement requires that any claims, suits, actions or proceedings:

•	arising out of or relating in any way to the partnership agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of the partnership agreement or the duties, obligations or liabilities among shareholders or of shareholders to us, or the rights or powers of, or restrictions on, the shareholders or us);

•	brought in a derivative manner on our behalf;

•	asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of us or our general partner, or owed by our general partner to us or our shareholders;

•	asserting a claim arising pursuant to any provision of the DRULPA; or

•	asserting a claim governed by the internal affairs doctrine

be exclusively brought in the Court of Chancery of the State of Delaware (or, if such court does not have subject matter jurisdiction thereof, any other court located in the State of Delaware with subject matter jurisdiction), regardless of whether such claims, suits, actions or proceedings sound in contract, tort, fraud or otherwise, are based on common law, statutory, equitable, legal or other grounds, or are derivative or direct claims. By purchasing a common share, a shareholder is irrevocably consenting to these limitations and provisions regarding claims, suits, actions or proceedings and submitting to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or such other Delaware courts) in connection with any such claims, suits, actions or proceedings.

Limited Liability

Assuming that a shareholder does not participate in the control of our business within the meaning of the DRULPA and that he otherwise acts in conformity with the provisions of our partnership agreement, his liability under the DRULPA will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his shares plus his share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right, by the shareholders as a group:

•	to approve some amendments to our partnership agreement, or

•	to take other action under our partnership agreement,

constituted “participation in the control” of our business for the purposes of the DRULPA, then our shareholders could be held personally liable for our obligations under the laws of the State of Delaware, to the same extent as our general partner. This liability would extend to persons who transact business with us who reasonably believe that the shareholder is a general partner. Neither our partnership agreement nor the DRULPA specifically provides for legal recourse against our general partner if a shareholder were to lose limited liability through any fault of our general partner. Although this does not mean that a shareholder could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

Under the DRULPA, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the DRULPA provides that the fair value of property subject to liability for which recourse of creditors is limited will be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The DRULPA provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the DRULPA will be liable to the limited partnership for the amount of the distribution for three years. Under the DRULPA, a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to the partnership, except that such person is not obligated for liabilities unknown to him at the time he became a limited partner and that could not be ascertained from the partnership agreement.

Limitations on the liability of limited partners for the obligations of a limited partner (or in our case, a shareholder) have not been clearly established in many jurisdictions. Although we currently have no operations distinct from ETE or the ETE Entities, if in the future, by our ownership in an operating company or otherwise, it were determined that we were conducting business in any state without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the shareholders as a group to approve some amendments to our partnership agreement or to take other action under our partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the shareholder could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We will operate in a manner that our general partner considers reasonable and necessary or appropriate to preserve the limited liability of the shareholders.

Limited Voting Rights

Our general partner will manage and operate us. Our shareholders will have only limited voting rights on matters affecting our business. Our shareholders will not have the right to elect our general partner or its directors on an annual or other continuing basis, or remove our general partner. Please see “—Withdrawal or Removal of the General Partner” beginning on page 317 of this proxy statement/prospectus. Further, our shareholders will not be entitled to direct the manner in which we vote our limited partner interests in ETE and, therefore, will not have any voting rights with respect to ETE through their ownership in us.

The following is a summary of the shareholder vote required for the matters specified below. On all matters where our shareholders are entitled to vote, the common shares will be entitled to one vote per share. The holders of a majority of the outstanding shares, represented in person or by proxy, will constitute a quorum unless any action by the shareholders requires approval by holders of a greater percentage of the shares, in which case the quorum will be the greater percentage. In voting any ETC common shares owned by our general partner, our general partner will have no fiduciary duty or obligation whatsoever to us or our shareholders, including any duty to act in good faith or in the best interests of us or our shareholders.

Issuance of additional shares (or other partnership securities)	No approval right.

Amendment of our partnership agreement	Amendments to our partnership agreement may be proposed only by or with the consent of our general partner. Certain amendments may be made by our general partner without the approval of our shareholders. Other amendments generally require the approval of a majority of our outstanding shares. Please read “—Amendments to Our Partnership Agreement.”

Merger or conversion of our partnership or the sale of all or substantially all of our assets	A majority of our outstanding shares in certain circumstances. Please read “—Merger, Sale or Other Disposition of Assets.”

Dissolution	A majority of our outstanding shares. Please read “—Termination or Dissolution.”

Reconstitution upon dissolution	A majority of our outstanding shares. Please read “—Termination or Dissolution.”

Withdrawal of our general partner	No approval right. Please read “—Withdrawal or Removal of the General Partner.”

Removal of our general partner	No approval right. Please read “—Withdrawal or Removal of the General Partner” and “—Change of Management Provisions.”

Transfer of the general partner interest	No approval right. Please read “—Transfer of General Partner Interest.”

Sale of ETE Class E units	No approval right.

Unless otherwise indicated, “outstanding shares” includes shares held by our general partner, the Existing GP Owner and its affiliates.

Transfer of Ownership Interests in Our General Partner

At any time, the Existing GP Owner may sell or transfer all or part of its ownership interest in our general partner without the approval of our shareholders.

Issuance of Additional Securities

Our partnership agreement authorizes us to issue an unlimited number of additional partnership interests and other equity securities (including derivative securities) for the consideration and on the terms and conditions established by our general partner in its sole discretion without the approval of our shareholders.

It is possible that we will fund acquisitions through the issuance of additional partnership interests or other equity securities. Holders of any additional partnership interests we issue will be entitled to share equally with the then-existing shareholders in our cash distributions. In addition, the issuance of additional partnership interests may dilute the value of the interests of the then-existing holders of common shares in our net assets.

In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership interests that have special voting rights to which the common shares are not entitled, or any other designations, preferences, rights, powers and duties fixed by our general partner in its sole discretion.

Amendments to Our Partnership Agreement

General

Amendments to our partnership agreement may be proposed only by our general partner. However, our general partner will have no duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to us or our shareholders, including any duty to act in good faith or in the best interests of us or our shareholders. To adopt a proposed amendment, other than the amendments discussed below, our general partner must seek written approval of the holders of the number of shares required to approve the amendment or call a meeting of our shareholders to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a majority of our outstanding shares.

Prohibited Amendments

No amendment may be made that would:

(i)	enlarge the obligations of any shareholder without its consent, unless approved by at least a majority of the type or class of shareholder interests so affected; or

(ii)	enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which may be given or withheld in its sole discretion.

The provision of our partnership agreement preventing the amendments having the effects described in clauses (i) or (ii) above can be amended upon the approval of the holders of at least 90% of the outstanding shares.

No Shareholder Approval

Our general partner may generally make amendments to our partnership agreement without the approval of any shareholder or assignee to reflect:

(i)	any change in our name, the location of our principal place of business, our registered agent or its registered office;

(ii)	the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

(iii)	a change that our general partner determines to be necessary or appropriate to qualify or continue the qualification of our partnership as a limited partnership or a partnership in which the shareholders have limited liability under the laws of any state;

(iv)	an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, agents or trustees, from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, whether or not substantially similar to plan asset regulations currently applied or proposed;

(v)	an amendment that our general partner determines to be necessary or appropriate for the authorization of additional partnership securities or rights to acquire partnership securities;

(vi)	any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

(vii)	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our partnership agreement;

(viii)	an amendment that our general partner determines to be necessary or appropriate for the formation by us, or our investment in, any corporation, partnership or other entity, as otherwise permitted by our partnership agreement;

(ix)	a change in our fiscal year or taxable year and related changes;

(x)	a merger with or conveyance to another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the merger or conveyance other than those it receives by way of the merger or conveyance, provided that the sole purpose of such merger is to effect a legal change into a different form of limited liability entity;

(xi)	an amendment effected, necessitated or contemplated by an amendment to ETE’s partnership agreement that requires ETE unitholders to provide a statement, certificate or other proof of evidence to ETE regarding whether such unitholder is subject to United States federal income tax on the income generated by ETE; or

(xii)	any other amendments substantially similar to any of the matters described in (i) through (xi) above.

(b)	In addition, our general partner may make amendments to our partnership agreement without the approval of any shareholder or assignee if those amendments, in the discretion of our general partner:

(i)	do not adversely affect our shareholders as a whole or any particular class of shares as compared to other classes in any material respect;

(ii)	are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

(iii)	are necessary or appropriate to facilitate the trading of our shares or to comply with any rule, regulation, guideline or requirement of any securities exchange on which our shares are or will be listed for trading;

(iv)	are necessary or appropriate for any action taken by our general partner relating to splits or combinations of shares under the provisions of our partnership agreement;

(v)	are necessary or appropriate to implement certain governance procedures; or

(vi)	are required to effect the intent of the statements contained in this proxy statement/prospectus and in the provisions of our partnership agreement or as are otherwise contemplated by our partnership agreement.

Opinion of Counsel and Shareholder Approval

Any amendment described as requiring shareholder approval will require an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of our shareholders. Our general partner will not be required to obtain such an opinion of counsel for any of the amendments described above under “—No Shareholder Approval.” In the absence of such an opinion where required, the approval of 90% of the outstanding shares is required for an amendment to become effective.

In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding shares in relation to other classes of shares will require the approval of at least a majority of the type or class of shares so affected. Also, any amendment that reduces the voting percentage required to take any action must be approved by the affirmative vote of shareholders whose aggregate outstanding shares constitute not less than the voting requirement sought to be reduced.

Merger, Sale or Other Disposition of Assets

Our partnership agreement generally prohibits our general partner, without the prior approval of a majority of our outstanding shares, from causing us to, among other things, sell, exchange or otherwise dispose of all or substantially all of the assets of the partnership group in a single transaction or a series of related transactions. Our general partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of the partnership group’s assets or sell all or substantially all of the partnership group’s assets under a foreclosure or other realization upon those encumbrances without that approval.

A merger, consolidation or conversion of us requires the prior consent of our general partner. In addition, our partnership agreement provides that, to the maximum extent permitted by law, our general partner will have no duty or obligation to consent to any merger, consolidation or conversion of us and may decline to do so free of any fiduciary duty or obligation whatsoever to us, or any of our shareholders. Further, in declining to consent to a merger, consolidation or conversion, our general partner will not be required to act in good faith or pursuant to any other standard imposed by our partnership agreement, any other agreement, under the DRULPA or any other law, rule or regulation or at equity.

If conditions specified in our partnership agreement are satisfied, our general partner may merge us or any of our subsidiaries into, or convey some or all of our assets to, a newly formed entity if the sole purpose of that merger or conveyance is to effect a mere change in our legal form into another limited liability entity. Our shareholders are not entitled to dissenters’ rights or appraisal rights (and, therefore, will not be entitled to demand payment of a fair price for their shares) under our partnership agreement or applicable Delaware law in the event of a merger or consolidation, a sale of substantially all of our assets or any other transaction or event.

If conditions specified in our partnership agreement are satisfied, our general partner may merge or consolidate us with or into another entity if we are the surviving entity in such merger or consolidation and our shares remain unchanged by the merger or consolidation.

Termination or Dissolution

We will continue as a limited partnership until terminated under our partnership agreement. We will dissolve upon:

(a)	the election of our general partner to dissolve us, if approved by a majority of our outstanding shares;

(b)	there being no holders of partnership interests, unless we are continued without dissolution in accordance with applicable Delaware law;

(c)	the entry of a decree of judicial dissolution of us; or

(d)	the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with our partnership agreement or withdrawal or removal of our general partner following approval and admission of a successor.

Upon a dissolution under clause (d) above, the Existing GP Owner may also elect, within specific time limitations, to continue our business on the same terms and conditions described in our partnership agreement by appointing a successor general partner, subject to our receipt of an opinion of counsel to the effect that the action would not result in the loss of limited liability of any shareholder.

Liquidation and Distribution of Proceeds

Upon our dissolution, unless we are reconstituted and continued as a new limited partnership, the person authorized to wind up our affairs (the liquidator) will, acting with all of the powers of our general partner that the liquidator deems necessary or appropriate, liquidate our assets. The proceeds of the liquidation will be applied as follows:

•	first, towards the payment of all of our creditors, the settlement of or creation of a reserve for contingent liabilities and the payment of the liquidator; and

•	then, to all partners in accordance with the positive balance in the respective capital accounts.

If the liquidator determines that a sale would be impractical or would cause a loss to our partners, it may defer liquidation of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to the partners.

Withdrawal or Removal of the General Partner

Our general partner may withdraw as general partner in compliance with our partnership agreement after giving 90 days’ written notice to our shareholders, and that withdrawal will not constitute a violation of our partnership agreement.

Upon the voluntary withdrawal of our general partner, the Existing GP Owner may elect a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability cannot be obtained, we will be dissolved, wound up and liquidated, unless within 180 days after that withdrawal, the Existing GP Owner agrees in writing to continue our business and to appoint a successor general partner. Please read “—Termination or Dissolution” above.

Our general partner may not be removed unless (i) the Existing GP Owner consents to the removal and (ii) the ETE general partner is concurrently removed as the general partner of ETE in accordance with ETE’s partnership agreement. Any removal of our general partner is also subject to the approval of a successor general partner by the Existing GP Owner.

In the event our general partner withdraws, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner and any ETE common units owned by the departing general partner and its affiliates for fair market value and a gross-up amount for state and federal taxes owed as a result of the sale. The fair market value of any securities will be determined by agreement between the departing general partner and the successor general partner and will take into account an appropriate control premium. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

Transfer of General Partner Interest

Our general partner may transfer all or any of its general partner interest in us without obtaining approval of the shareholders. As a condition of this transfer, the transferee must assume the rights and duties of the general partner to whose interest that transferee has succeeded, agree to be bound by the provisions of our partnership agreement and furnish an opinion of counsel regarding limited liability.

Change of Management Provisions

Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove our general partner as general partner or otherwise change management. If any person or group other than our general partner, the Existing GP Owner and their permitted transferees or their affiliates acquires beneficial ownership of 10% or more of any class of our shares, then that person or group will lose voting rights on all of its shares. This loss of voting rights does not apply to (i) any person or group that acquires the shares directly from our general partner, the Existing GP Owner or their respective affiliates, (ii) any transferees that acquired the shares from a person or group described in clause (i) provided that, upon such acquisition, our general partner shall have notified them that such limitations do not apply, or (iii) any person or group that acquires 10% of any class of shares with the prior approval of the board of directors of our general partner.

Call Right

If at any time more than 90% of our outstanding common shares are owned by our general partner, the Existing GP Owner (or its permitted transferees) or their respective affiliates, our general partner will have the right (which it may assign to us or any other designee), but not the obligation, to acquire all, but not less than all, of the remaining common shares held by public shareholders at a price equal to the greater of (x) the current market price of such shares as of the date three days before notice of exercise of the call right is first mailed and (y) the highest price paid by our general partner, the Existing GP Owner or their respective affiliates for such shares during the 90 day period preceding the date such notice is first mailed.

As a result of our general partner’s right to purchase outstanding common shares, a shareholder may have his common shares purchased at an undesirable time or price. The tax consequences to a shareholder of the exercise of this call right are the same as a sale by that shareholder of his shares in the market.

Meetings; Voting

Except as described below regarding a person or group owning 20% or more of shares then outstanding, shareholders on the record date will be entitled to notice of, and to vote at, meetings of our shareholders and to act upon matters for which approvals may be solicited. The only matters for which approvals may be solicited will be those matters submitted by our general partner’s board of directors. Our shareholders will not be able to submit matters for consideration at any meeting of our shareholders. Common shares that are owned by non-citizen assignees will be voted by our general partner on behalf of non-citizen assignees and our general partner will distribute the votes on those shares in the same ratios as the votes of shareholders on other shares are cast.

Our general partner does not anticipate that any meeting of shareholders will be called in the foreseeable future. Meetings of the shareholders may be called by our general partner or by shareholders owning at least 20% of the outstanding shares. Shareholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding shares, represented in person or by proxy, will constitute a quorum unless any action by the shareholders requires approval by holders of a greater percentage of the shares, in which case the quorum will be the greater percentage.

Each record holder of a share has a vote according to his percentage interest in us, although additional partnership interests having special voting rights could be issued. Please read “—Issuance of Additional Securities” above. However, if at any time any person or group, other than our general partner, the Existing GP Owner and their respective affiliates, or a direct or subsequently approved transferee of our general partner, the Existing GP Owner and their respective affiliates, acquires, in the aggregate, beneficial ownership of 10% or more of any class of shares then outstanding, that person or group will lose voting rights on all of its shares and the shares may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of shareholders, calculating required votes, determining the presence of a quorum or for other similar purposes. For more information on persons and groups to which this loss of voting rights does not apply, please read “—Change of Management Provisions” above. Shares held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise.

Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of shares under our partnership agreement will be delivered to the record holder by us or by the transfer agent.

Voting the ETE Class E Units

Following the completion of the merger transactions, as the initial holder of all of the issued and outstanding ETE Class E units, we will be entitled to vote the ETE Class E units whenever ETE’s partnership agreement provides the ETE Class E units with a vote on a matter. Under our partnership agreement, our conflicts committee will control how we vote the ETE Class E units on any of the following matters:

•	issuances of ETE Class E units to any person other than us;

•	modifications of the terms of the ETE Class E units in a manner that has a material adverse effect on the holders of the ETE Class E units;

•	during the period beginning on January 1, 2019 and ending on December 31, 2025, a sale of WPZ common units or assets if such sale is expected to result in an allocation of gain (which, with respect to any sale of WPZ common units will take into account any such gain from prior sales of WPZ common units) to the holders of the ETE Class E units that exceeds by $400 million the gain that would have been allocated to the holders of the ETE Class E units if the gain were allocated in accordance with their percentage interest in ETE; and

•	all other matters where the ETE Class E units vote as a separate class, or together with the ETE common units, except as provided in the following paragraph.

In contrast, the Existing GP Owner will exclusively control how we vote the ETE Class E units on any vote to remove ETE’s general partner.

The Existing GP Owner’s Approval Rights

The authority of our general partner’s board of directors to manage and control ETC is restricted by approval rights retained by the Existing GP Owner over certain matters. As a result of these approval rights, our general partner’s board of directors may not cause or permit ETC to do any of the following actions without the approval of the Existing GP Owner:

•	consent to a general assignment for the benefit of the creditors;

•	file or consent to the filing of any bankruptcy, insolvency or reorganization petition, or a petition seeking liquidation or dissolution;

•	seek, consent to or acquiesce in the appointment of a receiver, liquidator, conservators for all or any substantial portion of its properties;

•	merge or consolidate, or sell all or substantially all of its assets;

•	declare any material extraordinary distribution on the ETC common shares; or

•	materially amend ETC’s partnership agreement in a manner that adversely effects our general partner.

Status as Limited Partner

By transfer of shares in accordance with our partnership agreement, each transferee of shares shall be admitted as a limited partner with respect to the shares transferred when such transfer and admission is reflected in our books and records. Except as described under “—Limited Liability” above, the shares will be fully paid, and shareholders will not be required to make additional contributions.

Non-Citizen Assignees; Redemption

If we are or become subject to federal, state or local laws or regulations that, in the reasonable determination of our general partner, create a substantial risk of cancellation or forfeiture of any property that we have an interest in because of the nationality, citizenship or other related status of any shareholder, we may redeem the shares held by the shareholder or assignee at their current market price. To avoid any cancellation or forfeiture, our general partner may require each shareholder or assignee to furnish information about his nationality, citizenship or related status. If a shareholder or assignee fails to furnish information about his nationality, citizenship or other related status within 30 days after a request for the information or our general partner determines after receipt of the information that the shareholder or assignee is not an eligible citizen, the shareholder or assignee may be treated as a non-citizen assignee. In addition to other limitations on the rights of an assignee that is not a substituted shareholder, a non-citizen assignee does not have the right to direct the voting of his shares and may not receive distributions in kind upon our liquidation.

Indemnification

Under our partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law and subject to limitations in our partnership agreement from and against all losses, claims, damages or similar events:

•	our general partner;

•	any departing general partner;

•	the Existing GP Owner;

•	any person who is or was an affiliate of our general partner, any departing general partner or the Existing GP Owner;

•	any person who is or was a managing member, manager, general partner, director, officer, fiduciary, agent or trustee of our general partner or any departing general partner or any affiliate of our general partner, any departing general partner or the Existing GP Owner;

•	any person who is or was serving at the request of our general partner or any departing general partner or any affiliate of our general partner, any departing general partner or the Existing GP Owner as an officer, director, member, partner, fiduciary or trustee of another person owing a fiduciary duty to us or any of our subsidiaries at the request of our general partner, departing general partner or the Existing GP Owner or any of their affiliates, excluding any such person providing, on a fee-for-service basis, trustee, fiduciary or custodial services; or

•	any person designated by our general partner because such person’s status, service or relationship exposes such person to potential claims, demands, suits or proceedings relating to our or our subsidiaries’ (excluding ETE and its subsidiaries) business and affairs.

We must provide the above indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that these persons acted in bad faith or engaged in fraud or willful misconduct. We must also provide the above indemnification for criminal proceedings unless our general partner or these other persons acted with knowledge that their conduct was unlawful. Thus, our general partner could be indemnified for its negligent acts if it met the requirements set forth above.

Any indemnification under these provisions will only be out of our assets. Our general partner will not be personally liable for, or have any obligation to contribute or loan funds or assets to us to enable it to effectuate, indemnification. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our partnership agreement.

Reimbursement of Expenses

The Administrative Agreement requires ETE to reimburse our general partner for all direct and indirect expenses it incurs or payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our general partner in connection with operating our or its business, including payments or expenses incurred for general and administrative services provided by third parties or any affiliates of ETE, salaries and related benefits of any personnel employed by our general partner and equity compensation expenses related to equity awards granted by our general partner to the extent that ETE determines such equity compensation is allocable to ETE. These expenses include any amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. Our general partner is entitled to determine the expenses that are allocable to us. In any event, these expenses will include any costs to the general partner of maintaining its existence and good standing in whatever jurisdiction it deems advisable. There is no limit on the amount of fees and expenses ETE may be required to pay to affiliates of our general partner on our behalf pursuant to the Administrative Agreement.

Books and Reports

Our general partner is required to keep appropriate books of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For fiscal reporting and tax reporting purposes, our year ends on December 31 each year.

We will furnish or make available to record holders of shares, within 115 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent public accountants. Except for our fourth quarter, we will also furnish or make available summary financial information within 60 days after the close of each quarter.

Right to Inspect Our Books and Records

Our partnership agreement provides that a shareholder can, for a purpose reasonably related to his interest as a shareholder, upon reasonable written demand and at his own expense, have furnished to him:

•	a current list of the name and last known address of each record holder; and

•	copies of our partnership agreement, our certificate of limited partnership and related amendments.

Under our partnership agreement, however, our shareholders and other persons who acquire interests in us do not have rights to receive information from us or any of the persons we indemnify as described under

“—Indemnification” for the purpose of determining whether to pursue litigation or assist in pending litigation against us or those indemnified persons relating to our affairs, except pursuant to the applicable rules of discovery relating to the litigation commenced by the person seeking information.

Our general partner may, and intends to, keep confidential from our shareholders trade secrets or other information the disclosure of which our general partner believes is not in our best interests or which we are required by law or by agreements with third parties to keep confidential. Our partnership agreement limits the rights to information that a limited partner would otherwise have under Delaware law.

Management

Our Management and Governance

Our general partner will manage our operations and activities. Common shareholders are limited partners and will not participate in the management of our operations. As a general partner, our general partner is liable for all of our debts (to the extent not paid from our assets), except for indebtedness or other obligations that are made specifically non-recourse to it. Our general partner has the sole discretion to incur indebtedness or other obligations on our behalf on a non-recourse basis to the general partner.

We and our general partner have no employees. All of our officers and other personnel necessary for our business to function (to the extent not outsourced) will be employed by ETE GP. We expect that all of the officers of our general partner will also be officers of the ETE general partner, and that some of the directors of our general partner will also be directors of the ETE general partner. We expect that our general partner’s executive officers will spend the substantial majority of their time managing the business of ETE, which benefits us as ETE’s performance will determine our success. The actual time devoted by these officers to managing our business as well as ETE’s will fluctuate as a result of the relative activity level between the two entities. The amount of incremental time spent by non-officer directors who serve on both boards of directors will depend to some extent on committee assignments. Upon completion of the merger, we will have three independent directors as defined by the rules of the NYSE.

ETE will reimburse the ETE general partner for expenses incurred (i) on our behalf; (ii) on behalf of our general partner; or (iii) for any other purpose related to our business and activities or those of our general partner. ETE will also reimburse our general partner for any additional expenses incurred on our behalf or to maintain our legal existence and good standing. These additional expenses will include recurring costs associated with being a separate publicly traded entity, including expenses associated with (i) compensation for new directors, (ii) incremental director and officer liability insurance, (iii) listing on the NYSE, (iv) investor relations, (v) legal matters and (vi) accounting.

The directors of our general partner will be designated and elected by the Existing GP Owner. At the closing date, our general partner’s board of directors will consist of between five and 11 directors, including three independent directors meeting the independence standards established by the NYSE and the Exchange Act. The appointment of these three independent directors will be subject to approval by the WMB Board, which approval will not be unreasonably withheld. As a limited partnership, we are not required by the rules of the NYSE to seek shareholder approval for the election of any of our directors. We expect that the individuals who will be appointed as directors will have the requisite experience, skills and qualifications relevant to our business, such as experience in energy or related industries or with financial markets, expertise in natural gas operations or finance, and a history of service in senior leadership positions. We will not have a formal process for identifying director nominees, nor will we have a formal policy regarding consideration of diversity in identifying director nominees, but we expect that the Existing GP Owner will endeavor to assemble a group of individuals with the qualities and attributes required to provide effective oversight of us.

Directors and Executive Officers of Our General Partner and ETE General Partner

The following table sets forth certain information with respect to the individuals who are expected to serve as executive officers and directors of our general partner upon the completion of the merger.

Name	Age	Position with Our General Partner	Position with ETE General Partner
Kelcy L. Warren	60	Chief Executive Officer	Director and Chairman of the Board
John W. McReynolds	65	President, Director Nominee and Chairman of the Board	Director and President
Thomas E. Long	59	Chief Financial Officer and Director Nominee	Chief Financial Officer
Brad Whitehurst	41	Executive Vice President and Head of Tax	Executive Vice President and Head of Tax
Marshall S. (Mackie) McCrea, III	56	Chief Operating Officer, Chief Commercial Officer and Director Nominee	Director and Group Chief Operating Officer and Chief Commercial Officer
Thomas P. Mason	58	Executive Vice President, General Counsel and Director Nominee	Executive Vice President and General Counsel
James W. Bryant(1)	82	Director Nominee	N/A
Imad K. Anbouba(1)	62	Director Nominee	N/A
M. Max Yzaguirre(1)	55	Director Nominee	N/A

(1)	The Existing GP Owner has proposed Messrs. Bryant, Anbouba and Yzaguirre as its nominees for the conflicts committee of the Board of our general partner, subject to approval by the WMB Board. The WMB Board is currently considering these nominees.

Set forth below is biographical information regarding the foregoing individuals:

Kelcy L. Warren. Mr. Warren has agreed to serve as Chief Executive Officer of our general partner and will become Chief Executive Officer in connection with the closing of the merger. Mr. Warren was appointed Co-Chairman of the board of directors of LE GP, effective upon the closing of ETE’s initial public offering. On August 15, 2007, Mr. Warren became the sole Chairman of the Board of LE GP and the Chief Executive Officer and Chairman of the Board of the general partner of ETP. Prior to that, Mr. Warren had served as Co-Chief Executive Officer and Co-Chairman of the Board of ETP GP since the combination of the midstream and intrastate transportation storage operations of ETC OLP and the retail propane operations of Heritage in January 2004. Mr. Warren also served as Chief Executive Officer of the general partner of ETC OLP. Prior to the combination of the operations of ETP and Heritage Propane Partners, L.P., Mr. Warren served as President of the general partner of ET Company I, Ltd., the entity that operated ETP’s midstream assets before it acquired Aquila, Inc.’s midstream assets, having served in that capacity since 1996. From 1996 to 2000, he also served as a Director of Crosstex Energy, Inc. From 1993 to 1996, he served as President, Chief Operating Officer and a director of Cornerstone Natural Gas, Inc. Mr. Warren has more than 25 years of business experience in the energy industry.

John W. McReynolds. Mr. McReynolds has agreed to serve as President and Chairman of the Board of our general partner and will become President and Chairman of the Board in connection with the closing of the merger. Mr. McReynolds has served as LE GP’s President since March 2005 and as a director of LE GP’s board since August 2005. He served as ETE’s Chief Financial Officer from August 2005 to June 2013 and has previously served as a director of ETP from August 2001 through May 2010. Mr. McReynolds has been in the energy industry for his entire career. Prior to becoming President of ETE, Mr. McReynolds was in private law practice for over 20 years, specializing exclusively in energy-related finance, securities, corporations and partnerships, mergers and acquisitions, syndications, and a wide variety of energy-related litigation. His practice dealt with all forms of fossil fuels, and the transportation and handling thereof, together with the financing and structuring of all forms of business entities related thereto. Mr. McReynolds has been selected to serve as Chairman of the Board of our general partner because of this extensive background and experience, as well as his many contacts and relationships in the industry.

Thomas E. Long. Mr. Long has agreed to serve as Chief Financial Officer and a member of the Board of our general partner and will become Chief Financial Officer and a director in connection with the closing of the merger. Mr. Long has served as the Group Chief Financial Officer of ETE since February 2016. Mr. Long previously served as Chief Financial Officer of ETP and as Executive Vice President and Chief Financial Officer of Regency LLC from November 2010 to April 2015. From May 2008 to November 2010, Mr. Long served as Vice President and Chief Financial Officer of Matrix Service Company. Prior to joining Matrix, he served as Vice President and Chief Financial Officer of DCP Midstream Partners, LP, a publicly traded natural gas and natural gas liquids midstream business company located in Denver, Colorado. In that position, he was responsible for all financial aspects of the company since its formation in December 2005. From 1998 to 2005, Mr. Long served in several executive positions with subsidiaries of Duke Energy Corp., one of the nation’s largest electric power companies. Mr. Long has been selected to serve as a director because of his extensive financial background and experience in the energy industry.

Brad Whitehurst. Mr. Whitehurst has agreed to serve as Executive Vice President and Head of Tax of our general partner and will become Executive Vice President and Head of Tax in connection with the closing of the merger. Mr. Whitehurst has served as the Executive Vice President and Head of Tax of LE GP since August 2014. Prior to joining ETE, Mr. Whitehurst was a partner in the Washington, DC office of Bingham McCutchen LLP from August 2009 to August 2014 and, prior to that, an attorney in the Washington, DC offices of both McKee Nelson LLP and Hogan & Hartson. Mr. Whitehurst has specialized in partnership taxation and has advised ETE and its subsidiaries in his role as outside counsel since 2006.

Marshall S. (Mackie) McCrea, III. Mr. McCrea has agreed to serve as Chief Operating Officer, Chief Commercial Officer and a member of the Board of our general partner and will become Chief Operating Officer, Chief Commercial Officer and a director in connection with the closing of the merger. Mr. McCrea was appointed as a director of LE GP in December 2009. He has also served as Group Chief Operating Officer and Chief Commercial Officer for the Energy Transfer family since November 2015. Prior to that, he served as President and Chief Operating Officer of ETP GP from June 2008 to November 2015 and President—Midstream from March 2007 to June 2008. Previously he served as the Senior Vice President—Commercial Development since the combination of the operations of ETC OLP and HOLP in January 2004. In March 2005, Mr. McCrea was named president of ETC OLP. Prior to the combination of the operations of ETC OLP and HOLP, Mr. McCrea served as the Senior Vice President—Business Development and Producer Services of the general partner of ETC OLP and ET Company I, Ltd., having served in that capacity since 1997. Mr. McCrea also currently serves on the board of directors of ETP GP, SXL GP and Sunoco GP. Mr. McCrea has been selected to serve as a director because of his extensive project development and operations experience.

Thomas P. Mason. Mr. Mason has agreed to serve as Executive Vice President, General Counsel and a member of the Board of our general partner and will become Executive Vice President, General Counsel and a director in connection with the closing of the merger. Mr. Mason has served as Executive Vice President and General Counsel of LE GP since December 2015. Mr. Mason previously served as Senior Vice President, General Counsel and Secretary of ETP from April 2012 to December 2015, as Vice President, General Counsel and Secretary of ETP from June 2008 and as General Counsel and Secretary of ETP from February 2007. Prior to joining ETP, he was a partner in the Houston office of Vinson & Elkins. Mr. Mason has specialized in securities offerings and mergers and acquisitions for more than 25 years. Mr. Mason also serves on the board of directors of SXL GP. Mr. Mason has been selected to serve as a director because of his extensive legal background and experience in the energy industry.

James W. Bryant. Mr. Bryant has agreed to serve as a member of the Board of our general partner and will become a director in connection with the closing of the merger. Mr. Bryant has served as a member of the board of directors of Sunoco GP since April 2015. Mr. Bryant is a chemical engineer and has more than 40 years of experience in all phases of the natural gas business, specifically in the engineering and management of midstream facilities. Mr. Bryant previously served as a director of Regency GP LLC, the general partner of Regency from July 2010 to April 2015 and was Chairman of the Regency board from April 2014 to April 2015. He also served as a partner and member of the board of directors for Cardinal Midstream, LLC from September 2008 until April 2013, and since then formed JWB Cardinal Investments. Prior to that, he was a co-founder of Cardinal Gas Solutions LP and Regency Gas Services, LLC. Mr. Bryant was selected to serve as a member of the board of our general partner based on his more than 40 years of experience in the energy industry as well as his experience as a director on the boards of other public companies.

Imad K. Anbouba. Mr. Anbouba has agreed to serve as a member of the Board of our general partner and will become a director in connection with the closing of the merger. He has been the President and Chief Executive Officer of MarJam Global Holdings, Inc. since 1999 and previously served Triton Energy Limited in senior managerial positions from June 1987 to July 1998. Mr. Anbouba is a petroleum engineer with more than 35 years of experience in the oil and gas midstream and petrochemical industries. Mr. Anbouba has previously served as a member of the board of directors and Chief Executive Officer of Central Energy GP LLC from May 2012 to November 2013. He has also previously served as a member of the board of the Dallas Wildcatters from August 2010 to May 2013 and member of the board and Vice President of the Dallas Petroleum Club from January 1997 to January 2000 and January 1998 to January 1999, respectively. Mr. Anbouba was selected to serve as a member of the board of our general partner based on his more than 35 years of experience in the energy industry as well as his experience as a director on the boards of other public companies.

M. Max Yzaguirre. Mr. Yzaguirre has agreed to serve as a member of the Board of our general partner and will become a director in connection with the closing of the merger. He has been the President and Chief Executive Officer of The Yzaguirre Group, L.L.C. since June 2006. Mr. Yzaguirre previously served as Chairman of Isolux Ingenieria USA, L.L.C. from August 2011 to May 2013 and also served as its Chief Executive Officer from March 2010 to August 2011. He served in various capacities at Hunt Consolidated from April 2002 to June 2006 including as President of Hunt-Mexico, Inc. and Hunt Resources Inc. Mr. Yzaguirre was appointed to and named Chairman of the Public Utility Commission of Texas and served in this capacity from June 2001 to January 2002. From November 1995 to February 1997, Mr. Yzaguirre worked at Enron in different capacities, including serving as President of its Mexico operations. Prior to serving in these roles, he was a partner in the McAllen office of Atlas & Hall, L.L.P. Mr. Yzaguirre currently serves on the board of directors of BBVA Compass Bancshares, Inc. and BBVA Compass Bank. He is also a current board member and former Chairman of the Texas Business Hall of Fame Foundation, a member of the board of directors of the Texas Wildlife Association and a special advisor to the Energy Council. Mr. Yzaguirre was selected to serve as a member of the board of our general partner based on his more than 30 years of experience in domestic and international business and expertise in oil and gas, as well as his experience as a director on the board of other public companies.

Risk Oversight

Our general partner’s board of directors will generally administer its risk oversight function through the board as a whole. Our president, who will report to our general partner’s board of directors, will have day-to-day risk management responsibilities. Our president will attend the meetings of our general partner’s board of directors, where the board of directors will routinely receive reports on our financial results, the status of our operations, and other aspects of implementation of our business strategy, with ample opportunity for specific inquiries of management. In addition, at each regular meeting of our general partner’s board of directors, management will provide a report of our financial and operational performance, which is expected to prompt questions or feedback from the board of directors. The audit committee will provide additional risk oversight through its quarterly meetings, where it will receive a report from our internal auditor, who will report directly to the audit committee, and will review our contingencies with management and our independent auditors.

Corporate Governance

Our general partner’s board of directors will adopt both a code of business conduct and ethics applicable to our directors, officers and employees, and corporate governance guidelines for directors and the board of directors. Copies of our code of business conduct and ethics, corporate governance guidelines and charters of the audit and compensation committees of our general partner’s board of directors will be available on our website at www.energytransfer.com and will be provided in print form to any shareholder requesting such information.

Please note that the preceding Internet address is for information purposes only and is not intended to be a hyperlink. Accordingly, no information found and/or provided at such Internet addresses or at our website in general is intended or deemed to be incorporated by reference herein.

Our Board Committees

Because we are a limited partnership, the listing standards of the NYSE do not require that we establish or maintain a nominating or compensation committee on our general partner’s board of directors. We are, however, required to have an audit committee consisting of at least three members, all of whom are required to be “independent” as defined by the NYSE.

To be considered independent under NYSE listing standards, our general partner’s board of directors must determine that a director has no material relationship with us other than as a director. The standards specify the criteria by which the independence of directors will be determined, including guidelines for directors and their immediate family members with respect to employment or affiliation with us or with our independent public accountants.

Conflicts Committee

At least three independent members of our general partner’s board of directors will serve on a conflicts committee. The members of the conflicts committee may not be officers or employees of our general partner or directors, officers or employees of its affiliates, including ETE, ETP, SXL, Sunoco and, following completion of the merger, WPZ. The members of the conflicts committee must also meet the independence standards established by the NYSE and the Exchange Act to serve on an audit committee of a board of directors, along with other requirements in our partnership agreement.

Prior to the effective time, the Existing GP Owner will select the initial members of the conflicts committee with the approval of the WMB Board, which will not be unreasonably withheld. Thereafter, any vacancies in the conflicts committee will be filled by the majority vote of the remaining members of the conflicts committee and no member of the conflicts committee may be removed except upon the approval of the majority of the other members of the conflicts committee or such member’s resignation or death.

The conflicts committee will have the authority to review specific matters for which our general partner’s board of directors believes there may be a conflict of interest. As a policy matter, the conflicts committee will generally review any proposed related-party transaction that may be material to us to determine if the transaction presents a conflict of interest. Pursuant to the terms of our partnership agreement, any matters approved by the conflicts committee will be conclusively deemed to be approved by all of our shareholders and not a breach by the general partner or its board of directors of any duties they may owe us or our shareholders. These duties are limited by our partnership agreement. See “Risks Factors—Risks Related to Conflicts of Interest.”

In addition, other than in certain circumstances, the conflicts committee will have the authority to control the voting of the ETE Class E units owned by us. Please read “Additional Information About ETC—Description of Our Partnership Agreement—Voting the ETE Class E Units” for information regarding the voting of the ETE Class E units by the conflicts committee.

Audit Committee

We are required to have an audit committee of a least three members, and all its members are required to meet the independence and experience standards established by the NYSE and the Exchange Act. Our general partner’s audit committee will review our external financial reporting, engage our independent auditors and review the adequacy of our internal accounting controls.

Compensation Committee

Although not required by the listing standards of the NYSE, our general partner’s board of directors intends to establish a compensation committee. We and our general partner have no employees. All of our general partner’s officers and other personnel necessary for our business to function (to the extent not outsourced) will be employed by the ETE general partner. Please read “—Certain Relationships and Related Party Transactions—Administrative Agreement.” Moreover, we anticipate that substantially all responsibility and authority for compensation-related decisions will have been delegated to the compensation committee of the ETE general partner. The responsibilities of our compensation committee will be limited to approving the compensation of our general partner’s directors.

Compensation of Our Directors

Compensation of our independent directors will be set by our general partner’s board of directors upon recommendation from our general partner’s compensation committee. Any such director compensation will be borne by ETE. Each director will be indemnified for his actions associated with being a director to the fullest extent permitted under Delaware law and subject to limitations in our partnership agreement.

Compensation Discussion and Analysis

Overview

ETC and its general partner have no employees. All of its officers and other personnel necessary for its business to function (to the extent not outsourced) will be employed by the ETE general partner. See “—Certain Relationships and Related Transactions—Administrative Agreement.” Applicable disclosure rules require discussion of certain aspects of the compensation of any of ETC’s “named executive officers,” which are generally defined to include the Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”), and the three other most highly compensated executive officers who received compensation in excess of $100,000 during the previous fiscal year. References within this Compensation Discussion and Analysis to the named executive officers refer to ETE’s named executive officers, consisting of the individuals serving in those roles as of December 31, 2015, and the compensation information set forth in this section discloses the compensation discussion and analysis of ETE for the year ended December 31, 2015.

ETE owns 100% of ETP GP and its general partner, ETP LLC. We refer to ETP GP and ETP LLC together as the “ETP GP Entities.” ETP GP is the general partner of ETP. All of ETP’s employees received employee benefits from the operating companies of ETP.

ETE acquired 100% of Sunoco GP LLC, the general partner of Sunoco, from ETP in July 2015. All of Sunoco’s employees receive employee benefits from either Sunoco GP LLC or the operating companies of Sunoco.

Named Executive Officers

ETE does not have officers or directors. Instead, ETE is managed by the board of directors of the ETE general partner, and the executive officers of the ETE general partner perform all of ETE’s management functions. As a result, the executive officers of the ETE general partner are essentially ETE’s executive officers, and their compensation is administered by the ETE general partner. This Compensation Discussion and Analysis is, therefore, focused on the total compensation of the executive officers of the ETE general partner for 2015 as set forth below. In addition, to provide comprehensive disclosure of ETE’s executive compensation, we are also providing information as to the executive compensation of certain officers of ETE’s subsidiaries for 2015, even though none of these persons is an executive officer of ETE. Accordingly, the persons we refer to in this discussion as ETE’s “named executive officers” are the following individuals who served in executive officer roles as of December 31, 2015:

ETE Executive Officers

•	John W. McReynolds, President;

•	Jamie W. Welch, Former Group Chief Financial Officer and Head of Business Development;

•	Marshall S. (Mackie) McCrea III, Group Chief Operating Officer and Chief Commercial Officer;

•	Thomas P. Mason, Executive Vice President and General Counsel;

•	Bradford D. Whitehurst, Executive Vice President and Head of Tax; and

•	Robert W. Owens, President and Chief Executive Officer of Sunoco GP LLC.

In February 2016, Mr. Welch was removed from his position as Group Chief Financial Officer and Head of Business Development of the ETE general partner and his employment with an affiliate of ETE was terminated. As Mr. Welch served as Group Chief Financial Officer and Head of Business Development of the ETE general partner for the entirety of 2015, disclosure related to his 2015 compensation is included in this Compensation Discussion and Analysis. Any information contained in the applicable Compensation Discussion and Analysis or the associated Compensation Tables, except as required to include information as of a date later than December 31, 2015, is expressly limited to terms and conditions of Mr. Welch’s status as of December 31, 2015.

In November 2015, Mr. McCrea was promoted to Group Chief Operating Officer and Chief Commercial Officer of the ETE general partner from his position of President and Chief Operating Officer of ETP GP. In December 2015, Mr. Mason was promoted to Executive Vice President and General Counsel of the ETE general partner from his position of Senior Vice President, General Counsel and Secretary of ETP GP. As Messrs. McCrea’s and Mason’s business responsibilities during 2015 were undertaken for both ETP GP and the ETE general partner, the compensation committees of each of ETP GP and the ETE general partner shared components of Messrs. McCrea’s and Mason’s compensation. The approval of Messrs. McCrea’s and Mason’s 2015 base salary merit adjustments and 2015 long-term incentive and annual bonus pool targets was undertaken by the compensation committee of the ETP GP Entities (the “ETP Compensation Committee”), while the compensation committee of the ETE general partner (the “ETE Compensation Committee”) undertook approval of: (i) Mr. McCrea’s promotional adjustment and actual 2015 bonus; and (ii) Mr. Mason’s one-time special incentive retention bonus, including amounts attributable to his 2015 bonus. The long-term incentive awards of Messrs. McCrea and Mason were approved by the compensation committees of the general partners of ETP, SXL and Sunoco, as applicable, based on their respective award allocation.

Additionally, Mr. Owens’ primary business responsibilities during 2015 were undertaken for the general partner of Sunoco. The compensation committee of the general partner of Sunoco (the “SUN Compensation Committee”) set the components of Mr. Owens’ compensation, including base salary, long-term incentive awards and annual bonus utilizing the same philosophy and methodology as adopted by the ETE general partner.

ETE’s Philosophy for Compensation of Executives

ETE General Partner. In general, the ETE general partner’s philosophy for executive compensation is based on the premise that a significant portion of each executive’s compensation should be incentive-based or “at-risk” compensation and that executives’ total compensation levels should be very competitive in the marketplace for executive talent and abilities. The ETE general partner seeks a total compensation program for the named executive officers that provides for a slightly below the median market annual base compensation rate (i.e. approximately the 40th percentile of market) but incentive-based compensation composed of a combination of compensation vehicles to reward both short and long-term performance that are both targeted to pay-out at approximately the top-quartile of market. The ETE general partner believes the incentive-based balance is achieved by the payment of annual discretionary cash bonuses and grants of restricted unit awards. The ETE general partner believes the performance of ETE’s operating subsidiaries and the contribution of ETE’s management toward the achievement of the financial targets and other goals of those subsidiaries should be considered in determining annual discretionary cash bonuses.

ETP GP Entities. The ETP GP Entities also believe that a significant portion of each executives’ compensation should be incentive-based or “at-risk” compensation and that executives’ total compensation levels should be very competitive in the marketplace for executive talents and abilities. ETP GP seeks a total compensation program for the named executive officers that provides for a slightly below the median market annual base compensation rate (i.e. approximately the 40th percentile of market) but incentive-based compensation composed of a combination of compensation vehicles to reward both short and long-term performance that are both targeted to pay-out at approximately the top-quartile of market. ETP GP believes the incentive-based balance is achieved by (i) the payment of annual discretionary cash bonuses that consider the achievement of ETP’s financial performance objectives for a fiscal year set at the beginning of such fiscal year and the individual contributions of its named executive officers to the success of ETP and the achievement of the annual financial performance objectives and (ii) the annual grant of time-based restricted unit awards under ETP’s equity incentive plan(s) or the equity incentive programs of either SXL and/or Sunoco, as applicable based on the allocation of the named executive officers’ award, which awards are intended to provide a longer term incentive and retention value to its key employees to focus their efforts on increasing the market price of its publicly traded units and to increase the cash distribution ETP and/or the other affiliated partnerships pay to their respective unitholders.

Prior to December of 2012, long-term equity awards were primarily in the form of restricted unit awards that vest over a specified time period, with substantially all of these types of unit awards vesting over a five-year period at 20% per year generally based on continued employment through each specified vesting date. Beginning in December 2012, ETE began granting restricted unit awards that vest, based generally upon continued employment, at a rate of 60% after the third year of service and the remaining 40% after the fifth year of service. The ETP GP Entities believe that these equity-based incentive arrangements are important in attracting and retaining executive officers and key employees as well as motivating these individuals to achieve stated business objectives. The equity-based compensation reflects the importance ETP GP places on aligning the interests of its named executive officers with those of ETE’s unitholders.

While ETE, through the ETP GP entities, is responsible for the direct payment of the compensation of ETE’s named executive officers as employees of ETE, ETE does not participate or have any input in any decisions as to the compensation levels or policies of the ETE general partner or the ETP GP Entities. As discussed below, ETE’s compensation committee, the eligible members of the board of directors of the ETE general partner at times when ETE has not had a compensation committee or the ETP Compensation Committee and/or the compensation committee of the general partner of SXL and Sunoco, as applicable, all in consultation with the ETE general partner, are responsible for the compensation policies and compensation level of the individuals whose compensation is disclosed in this Compensation Discussion and Analysis. In this discussion, we refer to either or both of the ETE Compensation Committee or such members of ETE’s board of directors collectively as the “ETE Compensation Committee.”

ETP also does not participate or have any input in any decisions as to the compensation policies of the ETP GP Entities or the compensation levels of the executive officers of the ETP GP Entities. The ETP Compensation Committee is responsible for the approval of the compensation policies and the compensation levels of the executive officers of the ETP GP Entities.

SXL also does not participate or have any input in any decisions as to the compensation policies of its general partner or the compensation levels of the executive officers of its general partner. The compensation committee of the board of directors of the general partner of SXL (the “SXL Compensation Committee”) is responsible for the approval of the compensation policies and the compensation levels of the executive officers of the general partner of SXL.

Sunoco also does not participate or have any input in any decisions as to the compensation policies of its general partner or the compensation levels of the executive officers of its general partner. The SUN Compensation Committee is responsible for the approval of the compensation policies and the compensation levels of the executive officers of the general partner of Sunoco.

For a more detailed description of the compensation to ETE’s and ETP GP’s named executive officers, please see “—Compensation Tables” below.

Compensation Philosophy

Each of ETE’s and ETP’s compensation programs are structured to provide the following benefits:

•	reward executives with an industry-competitive total compensation package of competitive base salaries and significant incentive opportunities yielding a total compensation package approaching the top-quartile of the market;

•	attract, retain and reward talented executive officers and key management employees by providing total compensation competitive with that of other executive officers and key management employees employed by publicly traded limited partnerships of similar size and in similar lines of business;

•	motivate executive officers and key employees to achieve strong financial and operational performance;

•	emphasize performance-based or “at-risk” compensation; and

•	reward individual performance.

Components of Executive Compensation

For the year ended December 31, 2015, the compensation paid to the named executive officers consisted of the following components:

•	annual base salary;

•	non-equity incentive plan compensation consisting solely of discretionary cash bonuses;

•	time-vested restricted unit awards;

•	payment of distribution equivalent rights (“DERs”) on unvested time-based restricted unit awards;

•	vesting of previously issued time-based restricted unit awards;

•	compensation resulting from the vesting of equity issuances; and

•	401(k) plan employer contributions.

Methodology

The ETE Compensation Committee considers relevant data available to it to assess its competitive position with respect to base salary, annual short-term incentives and long-term incentive compensation for ETE’s executive officers, including the named executive officers. The ETE Compensation Committee also considers individual performance, levels of responsibility, skills and experience.

Periodically, the ETE or ETP Compensation Committee engages a third-party consultant to provide market information for compensation levels at peer companies in order to assist in the determination of compensation levels for ETE’s executive officers, including ETE’s named executive officers. In 2015, Longnecker & Associates (“Longnecker”) evaluated the market competitiveness of total compensation levels of a number of officers of ETE, ETP and SXL to provide market information with respect to compensation of certain executives. In particular, the review by Longnecker was designed to (i) evaluate the market competitiveness of total compensation levels for certain members of senior management, including ETE’s named executive officers; (ii) assist in the determination of appropriate compensation levels for ETE’s senior management, including ETE’s named executive officers; and (iii) confirm that ETE’s compensation programs were yielding compensation packages consistent with ETE’s overall compensation philosophy. This review by Longnecker was deemed necessary to update the most recent review by Mercer (US) Inc. during 2013, especially in light of the on-going growth of the family of partnerships as a result of the series of transforming transactions completed over the past few years, which have continued to significantly increase ETE’s size and scale from both a financial and asset perspective.

In conducting its review, Longnecker specifically considered the larger size of the combined ETE and ETP entities from an energy industry perspective, to form a public peer group, inclusive of energy and non-energy related peers, against which ETE and ETP can compare total compensation for its executives, including the named executive officers. ETE worked with Longnecker in the development of the final “peer group” of both leading companies in the energy industry that most closely reflect ETE’s profile in terms of revenues, assets and market value as well as compete with ETE for talent at the senior management level and similarly situated general industry companies with similar revenues, assets and market value. The identified companies were:

Energy Peer Group:

• Conoco Phillips	• Anadarko Petroleum

• Enterprise Products Partners, L.P.	• Marathon Oil Corporation

• Plains All American Pipeline, L.P.	• Kinder Morgan Energy Partners, L.P.

• Halliburton Company	• The Williams Companies, Inc.

• Valero Energy Corporation

General Industry Peer Group:

• The Boeing Company	• United Technologies Corporation

• Dow Chemical Company	• United Parcel Service, Inc.

• Caterpillar Inc.	• FedEx Corporation

• Lockheed Martin Corporation	• Honeywell International Inc.

• Deere & Company

The compensation analysis provided by Longnecker covered all major components of total compensation, including annual base salary, annual short-term cash bonus and long-term incentive awards for the senior executives of these companies. In preparing the review materials, Longnecker utilized generally accepted compensation principles as determined by WorldatWork and gathered data from the public peer companies and published salary surveys.

The ETE Compensation Committee reviewed the information provided by Longnecker, including Longnecker’s specific conclusions and recommended considerations for total compensation going forward, but focused specifically on the industry related data to compare the levels of annual base salary, annual short-term cash bonus and long-term equity incentive awards at these other companies with those of ETE’s named executive officers to ensure that compensation of ETE’s named executive officers is both consistent with ETE’s compensation philosophy and competitive with the compensation for executive officers of these other companies. The ETE Compensation Committee considered and reviewed the results of the study performed by Longnecker to determine if the results indicated that ETE’s compensation programs were yielding a competitive total compensation model prioritizing incentive-based compensation and rewarding achievement of short and long-term performance objectives. The ETE Compensation Committee also specifically evaluated benchmarked results for the annual base salary, annual short-term cash bonus or long-term equity incentive awards of the named executive officers to the compensation levels at the identified “energy peer group” companies and considered Longnecker’s conclusions and recommendations. While Longnecker found that ETE is achieving its stated objectives with respect to the “at-risk” approach, they also found that certain adjustments should be implemented to allow ETE to achieve its targeted percentiles on base compensation and incentive compensation (short and long-term).

Longnecker did not provide any non-executive compensation services for ETE during 2015. In addition to the information received as a result of a periodic engagement of a third party consultant, the ETE Compensation Committee also utilizes information obtained from other sources, such as annual third party surveys, in its determination of compensation levels for ETE’s named executive officers.

For 2015, the ETP Compensation Committee undertook a substantially similar analysis with respect to executive compensation, including compensation of the named executive officers utilizing Longnecker.

During 2015, the SUN Compensation Committee engaged Towers Watson to (i) provide market information for compensation levels at peer companies in order to assist the SUN Compensation Committee in its determination of compensation levels for senior management, including ETE’s named executive officers; (ii) evaluate the market competitiveness of total compensation levels for certain members of senior management, including ETE’s named executive officers; (iii) assist in the determination of appropriate compensation levels for senior management, including ETE’s named executive officers; and (iv) confirm that ETE’s compensation programs were yielding compensation packages consistent with ETE’s overall compensation philosophy. ETE was reviewed by Towers Watson through various metrics in order to recognize Sunoco’s unique structure. The uniqueness of ETE’s structure include the facts that (i) the retail business segment of Sunoco, Inc. operates as a significant operational division of ETP; (ii) Sunoco receives certain shared-service support from ETE and ETP; and (iii) in other functions, Sunoco operates as an independent publicly-traded organization. As such, Towers Watson reviewed certain of the retail segment executives, including the Sunoco named executive officers, in their specific functions to determine the appropriate benchmarking technique. In all circumstances, Towers Watson considered the annual revenues and market capitalization levels of the retail business segment in its benchmarking. The compensation analysis provided by Towers Watson covered all major components of total compensation, including annual base salary, annual short-term cash bonus and long-term incentive awards for Sunoco’s named executive officers as compared to officers of companies similarly situated in terms of structure, annual revenues and market capitalization and made determinations with respect to such officers’ level (i.e. as a corporate officer, subsidiary officer or shared service function) given the unique characteristics of ETE’s structure.

The SUN Compensation Committee utilized the information provided by Towers Watson to compare the levels of annual base salary, annual short-term cash bonus and long-term equity incentive awards at these other companies with those of ETE’s named executive officers to ensure that compensation of ETE’s named executive officers is both consistent with ETE’s compensation philosophy and competitive with the compensation of similarly situated retail industry executives. The SUN Compensation Committee considered and reviewed the results of the study performed by Towers Watson to ensure the results indicated that ETE’s compensation programs were yielding a competitive total compensation model prioritizing incentive-based compensation and rewarding achievement of short and long-term performance objectives. The SUN Compensation Committee also specifically evaluated benchmarked results for the annual base salary, annual short-term cash bonus or long-term equity incentive awards of the named executive officers to the compensation levels within both retail industry and general industry survey data. In certain cases, premiums or discounts were applied when an executive position match was appropriate but the position scope or surveyed company revenues differed meaningfully. The survey data used was derived from the following sources: Towers Watson’s 2014 Compensation Data Bank (CDB - General Industry), Towers Watson Retail/Wholesale Services Executive Database, Mercer 2014 Retail Survey, Mercer 2014 Executive Survey; and a Proprietary 2014 Retail Report. The SUN Compensation Committee also reviewed peer group proxy data for certain named executive officer roles, however, due to limited sample size due the relatively small number of publicly traded convenience store competitors, the data was used as a reference point for the SUN Compensation Committee rather than a primary data source. Proxy data was reviewed for Casey’s General Stores, CST Brands, Couche-Tard, Murphy USA and The Pantry.

In addition to the information received as a result of a periodic engagement of a third-party consultant, the SUN Compensation Committee also utilizes information obtained from other sources, such as annual third-party surveys, for comparison purposes in its determination of compensation levels for Sunoco’s named executive officers. Towers Watson did not provide any non-executive compensation services for ETE during 2015.

Base Salary. Base salary is designed to provide for a competitive fixed level of pay that attracts and retains executive officers, and compensates them for their level of responsibility and sustained individual performance (including experience, scope of responsibility and results achieved). The salaries of the named executive officers are reviewed on an annual basis. As discussed above, the base salaries of the named executive officers are targeted to yield an annual base salary slightly below the median level of market (i.e. approximately the 40th percentile of market) and are determined by the ETE Compensation Committee.

The base salaries of ETE’s named executive officers are determined by the ETE Compensation Committee, which takes into account the recommendations of Mr. Warren, as the Chairman of the board of directors of the ETE general partner. During the 2015 merit review process in July, the ETE Compensation Committee approved an increase to Mr. McReynolds of 4.0% to $572,000 from its prior level of $550,000; a 3.0% increase to Mr. Welch to $566,500 from its prior level of $550,000; and a 5.0% increase for Mr. Whitehurst to $498,750 from its prior level of $475,000.

The base salaries of ETP’s named executive officers are determined by the ETP Compensation Committee, which takes into account the recommendations of Mr. Warren, as the Chief Executive Officer of ETP GP. During the 2015 merit review process in July, the ETP Compensation Committee approved an increase to Mr. McCrea of 6.3% to $850,000 from its prior level of $800,000; and a 3.0% increase to Mr. Mason to $566,500 from its prior level of $550,000. The ETP Compensation Committee determined that the increases to Messrs. McCrea and Mason were warranted based on the results of the Longnecker study and the factors described below under “Annual Bonus.”

In addition, with respect to Mr. McCrea, the ETE Compensation Committee approved an additional base compensation increase from $850,000 to $1,000,000 in connection with his appointment as Group Chief Operating Officer and Group Chief Commercial Officer in November 2015.

Mr. Owens’ base salary is determined by the SUN Compensation Committee, which takes into account ETE’s recommendations as ETE controls its general partner. For 2015, the SUN Compensation Committee increased Mr. Owens’ base salary to $624,000 from his previous level of $600,000.

All of the foregoing base compensation increases were consistent with either a promotion in the case of Mr. McCrea or in accordance with the results of the Longnecker study.

Annual Bonus. In addition to base salary, the ETE Compensation Committee and the SUN Compensation Committee make determinations whether to award ETE’s named executive officers discretionary annual cash bonuses following the end of the year under the Energy Transfer Partners, L.L.C. Annual Bonus Plan (the “Bonus Plan”).

These discretionary bonuses, if awarded, are intended to reward ETE’s named executive officers for the achievement of financial performance objectives during the year for which the bonuses are awarded in light of the contribution of each individual to ETE’s profitability and success during such year. The ETE Compensation Committee and the SUN Compensation Committee also consider the recommendation of ETE’s Chairman, and in the case of the SUN Compensation Committee ETE’s recommendations as ETE controls its general partner, in determining the specific annual cash bonus amounts for each of the named executive officers. The ETE Compensation Committee and the SUN Compensation Committee do not establish its or their own financial performance objectives in advance for purposes of determining whether to approve any annual bonuses, and they do not utilize any formulaic approach to determine annual bonuses.

The ETP Compensation Committee’s and the SUN Compensation Committee’s evaluation of performance and determination of an overall available bonus pool is based on the respective internal earnings target generally based on targeted EBITDA (the “Earnings Target”) budget and the performance of each department compared to the applicable departmental budget (with such performance measured based on the specific dollar amount of general and administrative expenses set for each department). The two performance criteria are weighted 75% on internal Earnings Target budget criteria and 25% on internal department financial budget criteria. Internal Earnings Target is the primary performance factor in determining annual bonuses, while internal department financial budget criteria is considered to ensure that ETE is effectively managing general and administrative costs in a prudent manner.

For 2015, the ETE Compensation Committee approved short-term annual cash bonus pool targets for Messrs. McReynolds, Welch and Whitehurst of 130%, 130% and 125%, respectively, of their annual base earnings, which targets represented an increase from 125%, 125% and 120%, respectively, in 2014.

The ETP Compensation Committee approved short-term annual cash bonus pool targets for Messrs. McCrea and Mason of 160% and 130%, respectively, of their annual base earnings, which targets represented an increase from 140% and 125%, respectively in 2014.

In February 2016, the ETE Compensation Committee approved a cash bonus relating to the 2015 calendar year to Messrs. McReynolds, McCrea and Whitehurst in the amounts of $700,892, $1,294,192, and $584,673, respectively.

With respect to Mr. Mason, in February 2016, the ETE Compensation Committee approved a one-time special incentive retention bonus in the amount of $6,300,000 (the “Special Bonus”) of which $697,716 related to his 2015 bonus award under the Bonus Plan. The Special Bonus was approved by the ETE Compensation Committee based on a recommendation of ETE senior management in recognition of, among other things, (i) Mr. Mason’s appointment as the Executive Vice President and General Counsel of the ETE general partner; (ii) his 2015 calendar year performance; and (iii) his contributions to ETE and its family of partnerships on several key initiatives, including (a) the drop-down transactions by and between ETP and Sunoco, (b) the proposed merger transactions between ETE and The Williams Companies, Inc., (c) the liquefied natural gas (LNG) export project of ETE, and (d) the simplification of the overall Energy Transfer family structure. The approval of the Special Bonus by the ETE Compensation Committee was conditioned upon entry by Mr. Mason into a Retention Agreement with ETE (the “Retention Agreement”) which provides (i) if, prior to the third (3rd) anniversary of the effective date of the Retention Agreement, Mr. Mason’s employment with ETE or one of its affiliates terminates (other than as a result of (x) a termination without cause by ETE or by Mr. Mason for good reason; (y) his death; or (z) his permanent disability as determined by ETE), he will be obligated to remit and repay to ETE one-hundred percent (100%) of the Special Bonus (less taxes previously withheld by ETE); (ii) if, after the third (3rd) anniversary but prior to the fourth (4th) anniversary of the effective date of the Retention Agreement, Mr. Mason’s employment with ETE or one of its affiliates terminates (other than as a result of (x) a termination without cause by ETE or by Mr. Mason for good reason; (y) his death; or (z) his permanent disability as determined by ETE), he will be obligated to remit and repay to ETE seventy-five percent (75%) of the Special Bonus (less taxes previously withheld by ETE); and (iii) if, after the fourth (4th) anniversary but prior to the fifth (5th) anniversary of the effective date of the Retention Agreement, Mr. Mason’s employment with ETE or one of its affiliates terminates (other than as a result of (x) a termination without cause by ETE or by Mr. Mason for good reason; (y) his death; or (z) his permanent disability as determined by ETE), he will be obligated to remit and repay to ETE fifty percent (50%) of the Special Bonus (less taxes previously withheld by ETE). Mr. Mason and ETE entered into the Retention Agreement on February 24, 2016.

Mr. Welch’s employment with an affiliate of ETE terminated prior to the determination of 2015 bonus awards under the Bonus Plan. The Bonus Plan requires that in order to receive an award an employee must be employed at the time the bonuses are awarded and paid. As Mr. Welch was not employed as of the date bonuses were considered, the ETE Compensation Committee did not consider or approve a bonus to Mr. Welch in respect to his 2015 performance.

Mr. Owens has a bonus pool target ranging from 125% to 150% percent of his annual base earnings with a target of 125% upon 100% funding of the bonus pool. Mr. Owens’ 2015 target of 125% represents an increase from a 120% bonus pool target at 100% funding in 2014 consistent with the results of the compensation study undertaken by Towers Watson. In order to reach the top of his bonus target range of 150%, the Earnings Target results for the retail business segment must exceed 120% of the target. Based on 2015 results for the retail business segment, Mr. Owens was awarded a bonus award of $763,846, which represented a payout at target of 125% of his annual base earnings.

In approving the 2015 bonuses of the named executive officers, the ETE Compensation Committee and the SUN Compensation Committee took into account (i) the study results of the Longnecker and Towers Watson

2015 executive compensation reviews, (ii) the achievement by the respective partnerships of all of the targeted performance objectives for 2015, specifically those set forth under the Bonus Plan (i.e. the internal Earnings Target budget criteria and the internal department financial budget criteria) and (iii) the individual performances of each of the named executive officers with respect to (a) promoting the financial, strategic and operating objectives of the respective partnerships, (b) the development of new projects at each of the respective partnerships that are expected to result in increased cash flows from operations in future years, (c) the completion of mergers, acquisitions or similar transactions that are expected to increase distributable cash flow and (d) the overall management of the business of the respective partnerships. In the cases of Messrs. McCrea, Mason and Whitehurst, the consideration of items (iii) (a-d) above, included considerations with respect to ETP, SXL and Sunoco in addition to ETE. Each of the awards to Messrs. McReynolds, McCrea and Whitehurst as well as the bonus award to Mr. Owens were approved by either the ETE Compensation Committee or the SUN Compensation Committee at target based on performance under the Bonus Plan. With respect to the award of the Special Bonus to Mr. Mason, the ETE Compensation Committee took into consideration the factors enumerated as well as the achievement by ETE of all of the targeted performance objectives for 2015, his individual performance and the Longnecker study. The portion of Mr. Mason’s Special Bonus specifically attributed to his 2015 bonus award under the Bonus Plan was also approved at target.

Equity Awards. The Energy Transfer Equity Long-Term Incentive Plan (“ETE Plan”) authorizes the ETE Compensation Committee, in its discretion, to grant awards of restricted units, unit options and other awards related to ETE common units at such times and upon such terms and conditions as it may determine in accordance with such plan. For 2015, no equity awards were issued under the ETE Plan. The named executive officers, other than Mr. McReynolds, who does not currently receive equity awards on an annual basis, each participated under long-term incentive plans of ETP, SXL and/or Sunoco, as applicable. Notwithstanding the fact that the ETE Compensation Committee did not approve long-term awards under the ETE Plan, the ETE Compensation Committee did (as discussed below) set 2015 long-term incentive award targets for Messrs. Welch and Whitehurst. Long-term incentive award targets for Messrs. McCrea and Mason for 2015 were set by the ETP Compensation Committee and the long-term incentive award target for Mr. Owens was set by the SUN Compensation Committee. For 2015, the long-term incentive awards made to ETE’s named executive officers (other than Mr. McReynolds) were made in various allocations under the Second Amended and Restated Energy Transfer Partners, L.P 2008 Long-Term Incentive Plan (the “2008 Incentive Plan”) or the long-term incentive plans of ETE’s affiliates, including the Sunoco Partners LLC Long-Term Incentive Plan (the “Sunoco Logistics Plan”) and Sunoco LP 2012 Long-Term Incentive Plan (the “2012 Incentive Plan”).

From time to time, the compensation committees of ETP, SXL and/or Sunoco may make grants under the respective long-term incentive plans to employees and/or directors containing such terms as the respective compensation committee shall determine. The applicable compensation committee determines the conditions upon which the restricted units or restricted phantom units granted may become vested or forfeited, and whether or not any such restricted units or restricted phantom units will have distribution equivalent rights (“DERs”) entitling the grantee to distributions to receive an amount in cash equal to cash distributions made by the respective partnership with respect to a like number of partnership common units during the restricted period.

In December of 2015, consistent with ETE’s compensation methodology, all of the restricted units and restricted phantom units granted under the long-term incentive plans of ETP, SXL and Sunoco, including to ETE’s named executive officers, provided for vesting of 60% at the end of the third year and vesting of the remaining 40% at the end of the fifth year, subject to continued employment of the named executive officers through each specified vesting date. The restricted units and restricted phantom unit awards entitle the grantee of the unit awards to receive, with respect to each partnership common unit subject to such restricted unit or restricted phantom unit award that has not either vested or been forfeited, a DER cash payment promptly following each such distribution to the partnership unitholders. In approving the grant of such unit awards, the applicable compensation committee took into account a number of performance factors as well as the long-term objective of retaining such individuals as key drivers of the partnership’s future success, the existing level of equity ownership of such individuals and the previous awards to such individuals of equity awards subject to vesting. Vesting of the 2015 awards would accelerate in the event of the death or disability of the named executive officer or in the event of a change in control of the respective partnership as that term is defined under the applicable long-term incentive plan.

For 2015, in connection with the Longnecker study, the ETE Compensation Committee in July 2015 approved increased targets for Messrs. Welch and Whitehurst. Messrs. Welch’s and Whitehurst’s annual long-term incentive targets were increased to 500% and 400% of their annual base salary, respectively, from their previous levels of 400% and 300%, respectively.

For 2015, in connection with the Longnecker study, the ETP Compensation Committee in July 2015 approved increased targets for each Messrs. McCrea and Mason. Mr. McCrea’s annual long-term incentive target increased from 750% of his annual base salary to 900% of his base salary. In the case of Mr. Mason, his annual long-term incentive target increased to 500% of his annual base salary, from its previous level of 400%.

The SUN Compensation Committee, which takes into account ETE’s recommendations as ETE controls its general partner, increased Mr. Owens’ annual long-term incentive target from 300% of his annual base salary to 400% of his base salary in consideration of the Towers Watson study.

Messrs. Welch, Mason and Whitehurst are eligible on an annual basis to receive annual long-term incentive awards under the 2008 Incentive Plan, or the Sunoco Logistics Plan and the 2012 Incentive Plan.

In approving the 2015 equity award targets for each of the named executive officers, the ETE Compensation Committee, the ETP Compensation Committee and the SUN Compensation Committee, as noted above, specifically considered the Longnecker and Towers Watson 2015 executive compensation reviews. In addition, the 2015 equity award targets for each of the named executive officers are intended to (i) provide a longer term incentive and retention value to its key employees, including the named executive officers, and (ii) align the efforts and decisions of the named executive officers with the respective public unitholders to continue to drive the trading price and cash distributions. Additionally, in respect of the award targets for Messrs. McCrea, Welch, Mason and Whitehurst, the ETE Compensation Committee and the ETP Compensation Committee specifically considered their roles and impacts at each of the partnerships and determined to allocate their awards to reflect a combination of units (as described below) and not just awards at ETP. This allocation of awards is designed to ensure the named executive officers are considering the impact of their actions and decisions not just at one partnership but also at the other partnerships in the ETE family, which are also impacted by the determinations of the most senior executives through their combined roles at other partnerships. In respect of the named executive officers, it was intended that each would receive target awards in December of 2015 based on all of the considerations outlined above.

As described below in the section titled “Affiliate/Subsidiary Equity Awards”, for 2015, in discussions between the ETE general partner and the compensation committees of the general partners of ETP, SXL and Sunoco, it was determined that for 2015 the value of Messrs. Welch, Mason and Whitehurst’s awards would be comprised of restricted/phantom unit awards under the 2008 Incentive Plan, the Sunoco Logistics Plan and the 2012 Incentive Plan in consideration of their roles and responsibilities for all of the partnerships under ETE’s umbrella and, for Messrs. Welch and Mason, as members of the Boards of Directors of ETP GP and the general partner of SXL. For Messrs. Welch, Mason and Whitehurst, their total 2015 long-term incentive awards were allocated 1/2 to the 2008 Incentive Plan, 1/4 to the Sunoco Logistics Plan and 1/4 to the 2012 Incentive Plan. For Mr. McCrea, his total 2015 long-term incentive awards were allocated approximately 2/3 to the 2008 Incentive Plan and 1/3 to the Sunoco Logistics Plan. At SXL, Mr. McCrea serves as Chairman of the Board of SXL’s general partner. It is expected that future long-term incentive awards to the named executive officers of ETE will recognize a similar aggregation of restricted/phantom restricted units under long-term incentive plans of ETP, SXL and/or Sunoco, as applicable.

The ETP, SXL and SUN Compensation Committees have in the past and may in the future, but are not required to, accelerate the vesting of unvested restricted unit awards in the event of the termination or retirement of an executive officer. None of the compensation committees accelerated the vesting of restricted unit awards to any ETE named executive officers in 2015.

As discussed below under “—Potential Payments Upon a Termination or Change of Control,” certain equity awards automatically accelerate upon a change in control event, which means vesting automatically accelerates upon a change of control of the applicable partnership irrespective of whether the officer is terminated. In addition, the 2014 awards to Mr. McCrea and Mr. Whitehurst and the January 2015 award and the award in the 2012 offer letter to Mr. Owens included a provision in the applicable award agreement for acceleration of unvested restricted unit/restricted phantom unit awards upon a termination of employment by the general partner of the applicable partnership issuing the award without “cause”. For purposes of the awards the term “cause” shall mean: (i) a conviction (treating a nolo contendere plea as a conviction) of a felony (whether or not any right to appeal has been or may be exercised), (ii) willful refusal without proper cause to perform duties (other than any such refusal resulting from incapacity due to physical or mental impairment), (iii) misappropriation, embezzlement or reckless or willful destruction of property of the partnership or any of its affiliates, (iv) knowing breach of any statutory or common law duty of loyalty to the partnership or any of its or their affiliates, (v) improper conduct materially prejudicial to the business of the partnership or any of its or their affiliates, (vi) material breach of the provisions of any agreement regarding confidential information entered into with the partnership or any of its or their affiliates or (vii) the continuing failure or refusal to satisfactorily perform essential duties to the partnership or any of its or their affiliates.

ETE believes that permitting the accelerated vesting of equity awards upon a change in control creates an important retention tool by enabling employees to realize value from these awards in the event that a member of the ETE Group undergoes a change in control transaction. In addition, ETE believes permitting acceleration of vesting upon a change in control and the acceleration of vesting awards upon a termination without “cause” in the case of the 2014 awards to Mr. McCrea and Mr. Whitehurst and the January 2015 award and the award in the 2012 offer letter to Mr. Owens creates a sense of stability in the course of transactions that could create uncertainty regarding their future employment and encourage these officers to remain focused on their job responsibilities.

ETE Affiliate and Subsidiary Equity Awards. In addition to their roles as officers of the ETE general partner during 2015, Messrs. McCrea, Welch, Mason and Whitehurst in their roles have certain responsibilities for all of the partnerships under ETE’s umbrella, including with respect to Messrs. McCrea, Welch and Mason, as a members of the Boards of Directors of the general partners of ETP and SXL.

In connection with those roles at ETP (including Messrs. McCrea’s and Mason’s roles at ETP during 2015 prior to their promotions in November 2015 and December 2015, respectively), in December 2015, the ETP Compensation Committee approved grants of unit awards to Messrs. McCrea, Welch, Mason and Whitehurst of 123,507, 29,155, 29,155 and 20,535 units, respectively, under the 2008 Incentive Plan related to ETP common units. In connection with those roles at SXL, the SXL Compensation Committee in December 2015 approved grants of unit awards to Messrs. McCrea, Welch, Mason and Whitehurst of 93,390, 22,046, 22,046 and 15,528 units, respectively, under the Sunoco Logistics Plan related to SXL common units. In connection with those roles at Sunoco, the SUN Compensation Committee in December 2015 approved grants of units awards to Messrs. Welch, Mason and Whitehurst of 18,523, 18,523, and 13,046 units, respectively under the 2012 Incentive Plan related to Sunoco common units.

The terms and conditions of the restricted unit/phantom awards to Messrs. Welch, McCrea, Mason and Whitehurst under the 2008 Incentive Plan, the Sunoco Logistics Plan and the 2012 Incentive Plan, as applicable, were the same and provided for vesting over a five-year period, with 60% vesting at the end of the third year and the remaining 40% vesting at the end of the fifth year, subject generally to continued employment through each specified vesting date. All of the awards would be accelerated in the event of their death, disability or upon a change in control.

In December 2015, the SUN Compensation Committee, which takes into account ETE’s recommendations, as ETE controls its general partner, granted phantom units awards to Mr. Owens of 65,290. Previously, in

January 2015, the SUN Compensation Committee, in consultation with the ETP GP, granted restricted phantom unit awards to Mr. Owens of 39,160, which represented his 2014 long-term incentive awards to legacy Sunoco, Inc. personnel under the 2012 Incentive Plan. These restricted phantom unit awards provide for vesting in Sunoco common units of 60% at the end of the third year and vesting of the remaining 40% at the end of the fifth year, subject to continued employment through each specified vesting date. In approving the grant of such unit awards, the SUN Compensation Committee took into account the same factors as discussed above under the caption “Annual Cash Bonus,” the long-term objective of retaining such individuals as key drivers of the Sunoco future success, the existing level of equity ownership of such individuals and the previous awards to such individuals of equity awards subject to vesting.

As noted above, each of the equity awards made to the named executive officers whether by the ETP Compensation Committee, the SXL Compensation Committee or the SUN Compensation Committee were made at their targeted award levels for 2015.

Unit Ownership Guidelines. In December 2013, the Board of Directors of the ETE general partner adopted the Executive Unit Ownership Guidelines (the “Guidelines”), which set forth minimum ownership guidelines applicable to certain executives of ETE and ETP with respect to ETE, ETP, SXL and Sunoco common units representing limited partnership interests, as applicable. The applicable Guidelines are denominated as a multiple of base salary, and the amount of common units required to be owned increases with the level of responsibility. Under these Guidelines, Mr. McReynolds as ETE’s President and Mr. McCrea as Group Chief Operations Officer and Chief Commercial Officer are expected to own common units having a minimum value of five times their base salaries and Messrs. Mason and Whitehurst are expected to own common units having a minimum value of four times their base salaries. In addition to the named executive officers, the Guidelines also apply to other executives, all of whom are expected to own either directly or indirectly in accordance with the terms of the Guidelines, common units having minimum values ranging from two to four times their respective base salaries.

The ETE Compensation Committee believes that the ownership of ETE, ETP, SXL and/or Sunoco common units, as reflected in these Guidelines, is an important means of tying the financial risks and rewards for its executives to ETE’s total unitholder return, aligning the interests of such executives with those of ETE’s unitholders, and promoting ETE’s interest in good corporate governance.

Covered executives are generally required to achieve their ownership level within five years of becoming subject to the Guidelines; however, certain covered executives, based on their tenure as an executive, are required to achieve compliance within two years of the December 2013 effective date of the Guidelines. Thus, compliance with the Guidelines was required for Messrs. McReynolds, McCrea and Mason beginning in December 2015, and they were compliant. Compliance for Mr. Whitehurst will be required in August 2019. Compliance would have been required for Mr. Welch in December 2018; although, as a result of his separation from employment, he no longer has a compliance requirement.

Covered executives may satisfy the Guidelines through direct ownership of ETE, ETP, SXL, and/or Sunoco common units or indirect ownership by certain immediate family members. Direct or indirect ownership of ETE, ETP, SXL and/or Sunoco common units shall count on a one-to-one ratio for purposes of satisfying minimum ownership requirements; however, unvested unit awards may not be used to satisfy the minimum ownership requirements.

Executive officers, including the named executive officers, who have not yet met their respective guideline must retain and hold all common units (less common units sold to cover the executive’s applicable taxes and withholding obligation) received in connection with long-term incentive awards. Once the required ownership level is achieved, ownership of the required common units must be maintained for as long as the covered executive is subject to the Guidelines. However, those individuals who have met or exceeded their applicable ownership level guideline may dispose of the common units in a manner consistent with applicable laws, rules and regulations, including regulations of the SEC and ETE’s internal policies, but only to the extent that such individual’s remaining ownership of common units would continue to exceed the applicable ownership level.

The Board of Directors of ETP GP and the general partner of SXL approved and adopted policies substantially identical to the Guidelines described above.

Qualified Retirement Plan Benefits. The Energy Transfer Partners GP, L.P. 401(k) Plan (the “ETP 401(k) Plan”) is a defined contribution 401(k) plan, which covers the named executive officers. Employees may elect to defer up to 100% of their eligible compensation after applicable taxes, as limited under the Code. A matching contribution is made that is not less than the aggregate amount of matching contributions that would be credited to a participant’s account based on a rate of match equal to 100% of each participant’s elective deferrals up to 5% of covered compensation. The amounts deferred by the participant are fully vested at all times, and the matching contribution becomes vested based on years of service. This benefit is provided as a means to incentivize employees and provide them with an opportunity to save for their retirement.

A 3% profit sharing contribution is provided to employee 401(k) accounts for all employees with a base compensation below a specified threshold. The contribution is in addition to the 401(k) matching contribution and employees become vested based on years of service.

Sunoco GP LLC 401(k) Plan. Effective January 1, 2015, the general partner of Sunoco adopted a new 401(k) benefit plan (“Sunoco GP LLC 401(k)”) for the benefit of corporate services on Sunoco’s behalf. Mr. Owens participates in the Sunoco GP LLC 401(k). Under the terms of the Sunoco GP LLC 401(k) plan, employees can contribute up to 100% of their wages, subject to IRS limitations which, for 2015 were generally a maximum contribution amount of $18,000 on maximum compensation of $265,000. Under the terms of the Sunoco GP LLC 401(k), ETE matches 50% of the first 10% of salary that the employee contributes as a “guaranteed” match. The amounts deferred by the participant are fully vested at all times, and the amounts contributed by ETE become vested based on years of service. This benefit is provided as a means to incentivize employees and provide them with an opportunity to save for their retirement.

The Sunoco, Inc. Retirement Plan. The Sunoco, Inc. Retirement Plan (the “SCIRP”) is a qualified defined benefit plan sponsored by Sunoco, Inc., under which benefits are subject to IRS limits for pay and amount. Under the SCIRP, the benefit for executives hired before January 1, 1987 is calculated based upon the greater of a “final average pay” formula or a “cash balance” formula, the former providing a benefit using a formula that includes final average earnings and eligible service and the latter providing a benefit based upon a percentage of earnings. Those executives hired on or after January 1, 1987 participate in the cash balance formula. Effective June 30, 2010, Sunoco, Inc. froze pension benefits (including accrued and vested benefits) payable under this plan for all salaried employees who participate in this plan, including Mr. Owens. On October 31, 2014, Sunoco terminated the SCRIP. The Pension Benefit Guaranty Corporation’s (“PBGC”) period to comment on the SCRIP’s standard termination expired, without issue, on June 30, 2015. Following the SCRIP’s receipt in November 2015 of a favorable Determination Letter from the IRS for such standard termination, benefit distributions were made in December 2015 to those electing to commence receipt of benefits from the SCRIP.

Health and Welfare Benefits. All full-time employees, including the named executive officers, may participate in group health and welfare benefit programs including medical, dental, vision, flexible spending, life insurance and disability insurance.

Termination Benefits. ETE’s named executive officers do not have any employment agreements that call for payments of termination or severance benefits or that provide for any payments in the event of a change in control of the ETE general partner. The Amended and Restated Energy Transfer Partners, L.P. 2004 Unit Plan (as amended and restated as of June 27, 2007) (the “2004 Unit Plan”) provides for immediate vesting of all unvested restricted unit awards in the event of a change in control, as defined in the plan. In addition, the ETP 2008 Incentive Plan and the Energy Transfer Partners, L.P. Amended and Restated 2011 Long-Term Incentive Plan (the “2011 Incentive Plan”) provide the ETP Compensation Committee with the discretion, unless otherwise specified in the applicable award agreement, to provide for immediate vesting of all unvested restricted unit awards in the event of a (i) change of control, as defined in the applicable plan; (ii) death or (iii) disability, as defined in the applicable plan. In the case of the December 2014 and 2015 long-term incentive awards to the named executive officers under ETP’s 2008 Incentive Plan, the Sunoco Logistics Plan or the 2012 Incentive Plan, the awards would immediately and fully vest all unvested restricted unit awards in the event of a change of control, as defined in the applicable plan. Please refer to “Compensation Tables—Potential Payments Upon a Termination or Change of Control” for additional information.

Additionally, in connection with Mr. Welch joining ETE as Group Chief Financial Officer and Head of Business Development effective as of April 29, 2013, ETE agreed to award Mr. Welch rights to 3,000,000 ETE common units (after adjustment for the January 2014 and July 2015 two-for-one splits), subject to a period of restriction, under the ETE Plan pursuant to a unit award agreement and a time-vested restricted unit award agreement, each dated as of April 29, 2013 (the “Original Award Agreements”). On December 23, 2013, ETE and Mr. Welch entered into (i) a rescission agreement in order to rescind the original offer letter to the extent it relates to the award of rights to 3,000,000 ETE common units (after adjustment for the January 2014 and July 2015 two-for-one splits) to Welch, the Original Award Agreements, and the receipt of cash amounts by Mr. Welch with respect to such awarded units and (ii) a new Class D unit agreement between ETE and Mr. Welch (the “Class D Unit Agreement”) providing for the issuance to Mr. Welch of rights to an aggregate of 3,080,000 Class D units of ETE (after unit split adjustments), which number of Class D units includes an additional 80,000 Class D units that were issued to Mr. Welch in connection with other changes to his original offer letter.

Under the terms of the Class D Unit Agreement, as amended, 30% of the Class D units granted to Mr. Welch converted to ETE common units on a one-for-one basis on March 31, 2015, 35% were scheduled to convert to ETE common units on a one-for-one basis on March 31, 2018 and the remaining 35% were scheduled to convert to ETE common units on a one-for-one basis on March 31, 2020, subject to Mr. Welch being in “good standing” with ETE (as defined in the Class D Unit Agreement) and there being a sufficient amount of gain available to be allocated to the Class D units being converted so as to cause the capital account of each such unit to equal the capital account of an ETE common unit on the conversion date. Pursuant to the terms of the Class D Unit Award Agreement, upon a change of control (as defined in the Class D Unit Agreement), termination without “cause” or for “good reason” (as defined in the Class D Unit Agreement) or upon death or disability, all of the Class D units issued to Mr. Welch would be convertible to ETE common units subject again to the availability of a sufficient amount of allocable gain and the requirement of good standing will cease to apply. As of December 31, 2015, there had not been a change of control, termination without cause or for good reason under the Class D Unit Agreement.

Please refer to “—Compensation Tables—Potential Payments Upon a Termination or Change of Control” for additional information. The merger and its associated transactions will not constitute a change of control for purposes of any of the named executive officers’ outstanding equity incentive awards.

In addition, ETP GP has also adopted the ETP GP Severance Plan and Summary Plan Description effective as of June 12, 2013, (the “Severance Plan”), which provides for payment of certain severance benefits in the event of a “qualified termination” (as that term is defined in the Severance Plan). In general, the Severance Plan provides payment of two weeks of annual base salary for each year or partial year of employment service up to a maximum of fifty-two weeks or one year of annual base salary (with a minimum of four weeks of annual base salary) and up to three months of continued group health insurance coverage. The Severance Plan also provides that the partnerships may determine to pay benefits in addition to those provided under the Severance Plan based on special circumstances, which additional benefits shall be unique and non-precedent setting. The Severance Plan is available to all salaried employees on a nondiscriminatory basis; therefore, amounts that would be payable to the named executive officers upon a qualified termination have been excluded from “Compensation Tables—Potential Payments Upon a Termination or Change of Control” below.

ETP Deferred Compensation Plan for Former Sunoco Executives. ETP established a deferred compensation plan in connection with the merger with Sunoco, Inc. (the “Sunoco Executive DC Plan”). Pursuant to his offer letter from ETP, in connection with the Sunoco, Inc. merger, Mr. Owens waived any future rights or benefits to which he otherwise would have been entitled under both the Sunoco, Inc. Executive Retirement Plan (“SERP”), a non-qualified plan that provided supplemental pension benefits over and above benefits under both the SCIRP and the Sunoco Inc. Pension Restoration Plan, in return for which, the present value $6,655,750 of such deferred compensation benefits was credited to Mr. Owens’ account under the Sunoco Executive DC Plan. Mr. Owens’ account is 100% vested and will be distributed in one lump sum payment upon his retirement or termination of employment or other designated distribution event, including a change of control as defined in the plan. Mr. Owens’ account is credited with deemed earnings or losses based on hypothetical investment fund choices made by him among available funds. Mr. Owens is ETE’s only named executive officer eligible to participate in the Sunoco Executive DC Plan.

ETP Non-Qualified Deferred Compensation Plan. The ETP Non-Qualified Deferred Compensation Plan (the “ETP NQDC Plan”) is a deferred compensation plan, which permits eligible highly compensated employees to defer a portion of their salary, bonus, and/or quarterly non-vested phantom unit distribution equivalent income until retirement, termination of employment or other designated distribution event. Each year under the ETP NQDC Plan, eligible employees are permitted to make an irrevocable election to defer up to 50% of their annual base salary, 50% of their quarterly non-vested phantom unit distribution income, and/or 50% of their discretionary performance bonus compensation during the following year. Pursuant to the ETP NQDC Plan, ETP may make annual discretionary matching contributions to participants’ accounts; however, ETP has not made any discretionary contributions to participants’ accounts and currently has no plans to make any discretionary contributions to participants’ accounts. All amounts credited under the ETP NQDC Plan (other than discretionary credits) are immediately 100% vested. Participant accounts are credited with deemed earnings or losses based on hypothetical investment fund choices made by the participants among available funds.

Participants may elect to have their account balances distributed in one lump sum payment or in annual installments over a period of three or five years upon retirement, and in a lump sum upon other termination events. Participants may also elect to take lump sum in-service withdrawals five years or longer in the future, and such scheduled in-service withdrawals may be further deferred prior to the withdrawal date. Upon a change in control (as defined in the ETP NQDC Plan) of ETP, all ETP NQDC Plan accounts are immediately vested in full. However, distributions are not accelerated and, instead, are made in accordance with the ETP NQDC Plan’s normal distribution provisions unless a participant has elected to receive a change of control distribution pursuant to his deferral agreement. Mr. Owens is ETE’s only named executive officer to participate in this plan.

Compensation Tables

Summary Compensation Table for 2015

Name and Principal Position	Year	Salary ($)	Bonus (1)($)	Equity Awards (2)($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (3)($)	All Other Compensation (4)($)	Total ($)
ETE Officers:
John W. McReynolds	2015	$560,154	$700,893	$—	$—	$—	$—	$11,103	$1,272,150
President	2014	550,000	687,500	—	—	—	—	9,565	1,247,065
	2013	560,577	700,721	—	—	—	—	13,856	1,275,154

Jamie W. Welch	2015	557,615	—	2,253,927	—	—	—	13,610	2,825,152
Group Chief Financial Officer and Head of Business Development	2014 2013	550,000 272,885	687,500 550,000	2,434,757 44,427,760	— —	— —	7,765 —	13,360 180	3,693,382 45,250,825

Marshall S. (Mackie) McCrea, III	2015	840,385	1,294,192	6,646,354	—	—	—	14,282	8,795,213
Group Chief Operating Officer and Chief Commercial Officer	2014 2013	800,000 772,115	1,120,000 1,080,961	5,829,111 6,715,336	— —	— —	— —	14,072 13,323	7,763,183 8,581,735

Thomas P. Mason	2015	557,615	6,300,000	2,253,927	—	—	—	14,282	9,125,824
Executive Vice President and General Counsel	2014 2013	550,000 517,308	687,500 646,635	2,009,668 2,308,057	— —	— —	— —	37,576 36,923	3,284,744 3,508,923

Brad Whitehurst	2015	485,962	584,673	1,587,514	—	—	—	37,947	2,696,096
Executive Vice President and Head of Tax	2014	184,519	570,000	6,489,787	—	—	—	63,492	7,307,798

Certain Subsidiary Executive Officer:

Robert W. Owens (5)	2015	611,077	763,846	4,446,828	—	—	—	10,543	5,832,294
President and Chief Executive Officer of Sunoco GP LLC	2014	546,763	820,145	2,275,000	—	—	1,547,619	32,465	5,221,992

(1)	The discretionary cash bonus amounts for named executive officers for 2015 reflect cash bonuses approved by the ETE and ETP Compensation Committees in February 2016 that are expected to be paid in March 2016.
(2)	Equity award amounts reflect the aggregate grant date fair value of unit awards granted for the periods presented, computed in accordance with FASB ASC Topic 718. See Note 9 to ETE’s consolidated financial statements for additional assumptions underlying the value of the equity awards.
(3)	During 2015, Mr. Owens had a loss of $2,808,446 under the Sunoco Executive DC Plan, and Mr. Welch had a loss of $358,899 under the ETP NQDC Plan.
(4)	The amounts reflected for 2015 in this column include (i) matching contributions to the ETP 401(k) Plan and the Sunoco GP LLC 401(k) Plan, as applicable, made on behalf of the named executive officers of $9,519, $13,250, $13,250, $13,250, $13,250 and $6,309 for Messrs. McReynolds, Welch, McCrea, Mason, Whitehurst and Owens, respectively, (ii) the dollar value of life insurance premiums paid for the benefit of the named executive officers, and (iii) $24,457 in relocation costs for Mr. Whitehurst. The amounts deferred by the executive officers under the applicable 401(k) plan are fully vested at all times.
(5)	The amounts shown for Mr. Owens reflect the change in present value for all defined benefit pension plans and supplemental executive retirement plans in which he participated. The applicable disclosure rules require the change in pension value be shown as “$0” if the actual calculation of the change in pension value is less than zero (i.e., a decrease). The decrease in SCIRP pension value for Mr. Owens was $498,279 for 2015. The year-over-year change in actuarial present value of Mr. Owens’ pension benefits under the SCIRP for 2015 was negative because Sunoco, Inc. terminated the SCIRP on October 31, 2014. Mr. Owens elected to receive his accrued SCIRP benefit in the form of a lump sum. Because the estimate of the present value of his SCIRP benefit at year-end 2014 assumed that Mr. Owens (under the final average pay formula) had a 90 percent probability of electing a lump sum rather than an annuity (which would be transferred to an insurance company with a premium of 47.5%) at December 1, 2015 as part of the plan termination, the change in actuarial present value from the estimate at year-end 2014 was negative because no such premium was paid, resulting in a lower present value of his benefit.

Grants of Plan-Based Awards Table

Name	Grant Date		All Other Unit Awards: Number of Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($ / Unit)	Grant Date Fair Value of Unit Awards (1)
ETE Officers:
ETP Unit Awards:
Jamie W. Welch	12/9/2015		29,155	—	$—	$1,000,600
Marshall S. (Mackie) McCrea, III	12/9/2015		123,507	—	—	4,238,760
Thomas P. Mason	12/9/2015		29,155	—	—	1,000,600
Bradford D. Whitehurst	12/9/2015		20,535	—	—	704,761

Sunoco Logistics Unit Awards:
Jamie W. Welch	12/4/2015		22,046	—	—	568,346
Marshall S. (Mackie) McCrea, III	12/4/2015		93,390	—	—	2,407,594
Thomas P. Mason	12/4/2015		22,046	—	—	568,346
Bradford D. Whitehurst	12/4/2015		15,528	—	—	400,312

Sunoco LP Unit Awards:
Jamie W. Welch	12/16/2015		18,523	—	—	684,981
Thomas P. Mason	12/16/2015		18,523	—	—	684,981
Bradford D. Whitehurst	12/16/2015		13,046	—	—	482,441

Certain Subsidiary Executive Officer:

Sunoco LP Unit Awards:
Robert W. Owens	12/16/2015		65,290	—	—	2,414,424
	1/26/2015	(2)	39,160	—	—	2,032,404

(1)	ETE has computed the grant date fair value of unit awards in accordance with FASB ASC Topic 718, as further described above and in Note 9 to ETE’s consolidated financial statements.
(2)	Mr. Owens’ January 2015 grant relates to 2014 long-term incentive awards to legacy Sunoco Inc. personnel.

Narrative Disclosure to Summary Compensation Table and Grants of the Plan-Based Awards Table

A description of material factors necessary to understand the information disclosed in the tables above with respect to salaries, bonuses, equity awards, nonqualified deferred compensation earnings and ETP 401(k) Plan contributions can be found in the Compensation Discussion and Analysis that precedes these tables.

Outstanding Equity Awards at Year-End Table

	Unit Awards
Name	Grant Date (1)		Equity Incentive Plan Awards: Number of Units That Have Not Vested/ Converted (#)(2)	Equity Incentive Plan Awards: Market or Payout Value of Units That Have Not Vested/Converted ($)(3)
ETE Officers:
ETE Unit Award:
John W. McReynolds	2/24/2011		20,000	$274,800
ETE Class D Unit Award:
Jamie W. Welch	12/23/2013		2,156,000	29,623,440
ETP Unit Awards:
Jamie W. Welch	12/9/2015		29,155	983,398
	12/16/2014		11,500	387,895
	12/30/2013		6,900	232,737
	12/16/2014	(4)	10,104	340,808
	12/5/2013	(4)	6,186	208,654
Marshall S. (Mackie) McCrea, III	12/9/2015		123,507	4,165,891
	12/16/2014		62,650	2,113,185
	12/30/2013		69,375	2,340,019
	1/10/2013		13,333	449,722
	12/20/2011		10,000	337,300
Thomas P. Mason	12/9/2015		29,155	983,398
	12/16/2014		11,500	387,895
	12/16/2014	(4)	10,104	340,808
	12/30/2013		40,923	1,380,333
	1/10/2013		12,000	404,760
	12/20/2011		8,000	269,840
Bradford D. Whitehurst	12/9/2015		20,535	692,646
	12/16/2014		9,900	333,927
	12/16/2014	(4)	8,661	292,136
	8/1/2014	(4)	21,360	720,473
	12/30/2013		28,203	951,287
Sunoco Logistics Unit Awards:
Jamie W. Welch	12/4/2015		22,046	566,582
	12/5/2014		15,117	388,507
	1/29/2014		10,900	280,130
Marshall S. (Mackie) McCrea, III	12/4/2015		93,390	2,400,123
	12/5/2014		41,136	1,057,195
	12/3/2013		54,600	1,403,220
	1/24/2013		13,332	342,632
Thomas P. Mason	12/4/2015		22,046	566,582
	12/5/2014		15,117	388,507
Bradford D. Whitehurst	12/4/2015		15,528	399,070
	12/5/2014		13,060	335,642
	8/1/2014		35,445	910,937

	Unit Awards
Name	Grant Date (1)	Equity Incentive Plan Awards: Number of Units That Have Not Vested/ Converted (#)(2)	Equity Incentive Plan Awards: Market or Payout Value of Units That Have Not Vested/Converted ($)(3)
Sunoco LP Unit Awards:
Jamie W. Welch	12/16/2015	18,523	733,696
Thomas P. Mason	12/16/2015	18,523	733,696
Bradford D. Whitehurst	12/16/2015	13,046	516,752

Certain Subsidiary Executive Officer:
ETP Unit Awards:
Robert W. Owens	12/30/2013	20,000	674,600
	12/5/2012	24,000	809,520
Sunoco LP Unit Awards:
Robert W. Owens	12/16/2015	65,290	2,586,137
	1/26/2015	39,160	1,551,128
	11/10/2014	50,000	1,980,500

(1)	ETE unit awards outstanding to Mr. McReynolds granted in 2011 vested in February 2016. ETP common unit awards outstanding to Messrs. McCrea, Mason, Whitehurst and Owens vest as follows:

•	at a rate of 60% in December 2018 and 40% in December 2020 for awards granted in December 2015;

•	at a rate of 60% in December 2017 and 40% in December 2019 for awards granted in December 2014;

•	at a rate of 60% in December 2016 and 40% in December 2018 for awards granted in January 2014;

•	at a rate of 60% in December 2016 and 40% in December 2018 for awards granted in December 2013;

•	at a rate of 60% in December 2015 and 40% in December 2017 for awards granted in January 2013;

•	at a rate of 60% in December 2015 and 40% in December 2017 for awards granted in December 2012; and

•	ratably on each anniversary of the grant date through 2016 for awards granted in 2011 and to Mr. Owens in December 2012.

SXL common unit awards outstanding to Messrs. McCrea, Mason and Whitehurst vest as follows:

•	at a rate of 60% in December 2018 and 40% in December 2020 for awards granted in December 2015;

•	at a rate of 60% in December 2017 and 40% in December 2019 for awards granted in December 2014;

•	at a rate of 60% in December 2016 and 40% in December 2018 for awards granted in December 2013; and

•	ratably in December of each year through 2017 for awards granted in January 2013.

Sunoco common unit awards outstanding to Mr. Owens vest as follows:

•	at a rate of 60% in December 2018 and 40% in December 2020 for awards granted in December 2015;

•	at a rate of 60% in December 2017 and 40% in December 2019 for awards granted in January 2015; and

•	at a rate of 60% in December 2017 and 40% in December 2019 for awards granted in November 2014.

ETE Class D Units awarded to Mr. Welch:

•	Reflects 2,156,000 unconverted Class D Units under the Class D Unit Agreement, dated as of December 23, 2013, as amended. Pursuant to the terms of the Class D Unit Agreement, 35% of the unconverted Class D Units were scheduled to convert to ETE common units on a one-for-one basis on March 31, 2018, and the remaining 35% were scheduled to convert to ETE common units on a one-for-one basis on March 31, 2020, subject in each case to Mr. Welch being in good standing with ETE (as defined in the Class D Unit Agreement) and there being a sufficient amount of gain available to be allocated to the Class D Units being converted so as to cause the capital account of each such unit to equal the capital account of an ETE common unit on the conversion date. The unconverted Class D Units have voting and distribution rights equal to ETE common units and are therefore included in this table. The 2,156,000 ETE common units into which the Class D Units may be convertible are included in the total number of units outstanding for purposes of determining Mr. Welch’s percentage ownership, as well as the executive officers and directors as a group. In connection with Mr. Welch’s replacement as Group Chief Financial Officer and Head of Business Development of the ETE general partner and his termination of employment by an affiliate of ETE, any future conversion of the Class D Units is the subject of ongoing discussions between ETE and Mr. Welch. As of this date, it is ETE’s current position that as a result of Mr. Welch’s termination, the unconverted Class D Units are not eligible to be converted; however, Mr. Welch is contesting ETE’s position in a suit in the District Court of Dallas County, Texas captioned Jamie Welch v. Energy Transfer Equity, L.P. and LE GP, LLC, DC-16-02809.

(2)	ETE unit amounts reflect the two-for-one splits of ETE common units in January 2014 and July 2015. SXL unit amounts reflect a two-for-one split of SXL common units in June 2014.
(3)	Market value was computed as the number of unvested awards (or units not converted in the case of Class D Units) as of December 31, 2015 multiplied by the closing price of respective common units of ETE, ETP and SXL.
(4)	Upon the April 30, 2015 Regency merger, each outstanding unvested Regency unit award converted into 0.4124 ETP unit awards, maintaining the same terms as the original Regency award terms, which were similar to those of ETP. These outstanding unit awards represent Regency awards that converted to ETP awards.

Option Exercises and Units Vested Table

	Unit Awards
Name	Number of Units Acquired on Vesting (#)(1)	Value Realized on Vesting ($)(2)
ETE Officers:
ETE Unit Award:
John W. McReynolds	20,000	$596,600
ETE Class D Unit Award:
Jamie W. Welch	924,000	29,272,320
ETP Unit Awards:
Marshall S. (Mackie) McCrea, III	107,200	3,986,554
Thomas P. Mason	30,000	1,115,640
Sunoco Logistics Unit Award:
Marshall S. (Mackie) McCrea, III	6,666	197,714
Certain Subsidiary Executive Officer:
ETP Unit Award:
Robert W. Owens	12,000	411,840

(1)	ETE unit amounts reflect the two-for-one splits of ETE common units in January 2014 and July 2015. SXL unit amounts reflect the two-for-one split of SXL common units in June 2014.

(2)	Amounts presented represent the value realized upon vesting of these awards, which is calculated as the number of units vested multiplied by the applicable closing market price of common units for ETP, SXL or ETE, accordingly, upon the vesting date. For ETE Class D Units, amount presented represents the value realized upon conversion from Class D Units to common units upon the vesting, which is calculated as the number of units converted multiplied by the ETE closing market price upon the vesting date.

ETE has not issued option awards

Pension Benefits

The general partner of Sunoco was a participating employer in Sunoco, Inc.’s SCIRP prior to its freeze of pension benefits for all salaried and many non-union employees on June 30, 2010 and its standard termination on October 31, 2014. The table below shows the benefit paid to Mr. Owens in connection with the SCIRP’s standard termination based upon the final average pay formula. Mr. Owens elected to have his benefit paid in the form of a lump sum upon the SCIRP’s termination.

Name	Plan	Number of Years Credited Service (1)(#)	Present Value of Accumulated Benefit Year- end 2015 ($)	Payments During Last Fiscal Year ($)
Robert W. Owens	SCIRP (Qualified)	13.46	—	498,279

(1)	Credited years of service reflect actual plan service with the general partner of Sunoco, including years of service credited with Sunoco, Inc. prior to employment with the general partner of Sunoco.

Nonqualified Deferred Compensation Table

Name	Executive Contributions in Last FY (1)($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY (1)($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE (1)($)
ETE Officers:
John W. McReynolds	$—	$—	$—	$—	$—
Jamie W. Welch	343,750	—	(358,899)		267,616
Marshall S. (Mackie) McCrea, III	—	—	—	—	—
Thomas P. Mason	—	—	—	—	—
Bradford D. Whitehurst	—	—	—	—	—
Certain Subsidiary Executive Officer:
Robert W. Owens	—	—	(2,808,446)	—	535,591

(1)	The executive contributions and aggregate earnings reflected above for Mr. Welch are included in total compensation in the “Summary Compensation Table”; the remainder of the aggregate balance at last fiscal year end was reported as compensation in previous fiscal years.

A description of the key provisions of the deferred compensation plan can be found in the Compensation Discussion and Analysis above.

Potential Payments Upon a Termination or Change of Control

Equity Awards. As discussed in the Compensation Discussion and Analysis above, any unvested equity awards granted pursuant to the ETE Plan will automatically become vested upon a change of control, which is generally defined as the occurrence of one or more of the following events: (i) any person or group becomes the beneficial owner of 50% or more of the voting power or voting securities of ETE or its general partner; (ii) the ETE general partner or an affiliate of the ETE general partner ceases to be the general partner of ETE; or (iii) the sale or other disposition, including by liquidation or dissolution, of all or substantially all of the assets of ETE in one or more transactions to anyone other than an affiliate of ETE.

In addition, as explained in the “Equity Awards” section of the Compensation Discussion and Analysis above, the restricted unit awards under the equity incentive plans of ETE and its affiliated partnerships, generally require the continued employment of the recipient during the vesting period, provided however, the unvested awards will be accelerated in the event of the death or disability of the award recipient prior to the applicable vesting period being satisfied. In addition, in the event of a change in control of ETE, all unvested awards granted under the 2004 Unit Plan and the 2011 Incentive Plan, as well as awards granted in 2014 and 2015 under the 2008 Incentive Plan, the Sunoco Logistics Plan and the 2012 Incentive Plan would be accelerated. For awards granted under the 2008 Incentive Plan, the Sunoco Logistics Plan or the 2012 Incentive Plan prior to 2014, unvested awards may also become vested upon a change in control at the discretion of the applicable compensation committee. This discussion assumes a scenario in which the ETP Compensation Committee, the SXL Compensation Committee and the SUN Compensation Committee do not exercise their discretion to accelerate unvested awards granted prior to 2014 in connection with a change in control.

The 2014 awards to Messrs. McCrea and Whitehurst, whether awarded under the 2008 Incentive Plan, the 2011 Incentive Plan or the Sunoco Logistic Plan included a provision in the applicable award agreement for acceleration of unvested restricted unit/restricted phantom unit awards upon a termination of employment by the general partner of the applicable partnership issuing the award without “cause.” In the case of Mr. Owens, his January 2015 award under the 2012 Incentive Plan, as well as his October 2012 offer letter detailing an award under the 2008 Incentive Plan provide for vesting immediately upon involuntary without “cause” termination. For purposes of the awards the term “cause” shall mean: (i) a conviction (treating a nolo contendere plea as a conviction) of a felony (whether or not any right to appeal has been or may be exercised), (ii) willful refusal without proper cause to perform duties (other than any such refusal resulting from incapacity due to physical or mental impairment), (iii) misappropriation, embezzlement or reckless or willful destruction of property of the partnership or any of its affiliates, (iv) knowing breach of any statutory or common law duty of loyalty to the partnership or any of its or their affiliates, (v) improper conduct materially prejudicial to the business of the partnership or any of its or their affiliates, (vi) material breach of the provisions of any agreement regarding confidential information entered into with the partnership or any of its or their affiliates or (vii) the continuing failure or refusal to satisfactorily perform essential duties to the partnership or any of its or their affiliates.

Pursuant to the terms of the Class D Unit Agreement, upon a change of control (as defined in the Class D Unit Agreement), termination without “cause” or for “good reason” (as defined in the Class D Unit Agreement) or upon death or disability, all of the Class D Units issued to Mr. Welch would be convertible to ETE common units subject again to the availability of a sufficient amount of allocable gain and the requirement of good standing will cease to apply. As of December 31, 2015, there had not been a change of control, termination without cause or for good reason under the Class D Unit Agreement.

In addition, the ETP and SUN Compensation Committees have approved retirement provision and which provides that employees, including the named executive officers with at least ten years of service with the respective general partner, who leave the respective general partner voluntarily due to retirement (i) after age 65 but prior to age 68 are eligible for accelerated vesting of 40% of his or her award; or (ii) after 68 are eligible for accelerated vesting of 50% of his or her award. The SXL Compensation Committee beginning with awards made in December 2014 have included a provision in the award agreement which provides that employees, including the named executive officers with at least ten years of service with the general partner, who leave the general partner voluntarily due to retirement (i) after age 65 but prior to age 68 are eligible for accelerated vesting of 40% of his or her award; or (ii) after 68 are eligible for accelerated vesting of 50% his or her award.

ETP established the Sunoco Executive DC Plan. Pursuant to his offer letter from ETP, in connection with ETP’s merger with Sunoco, Mr. Owens waived any future rights or benefits to which he otherwise would have been entitled under both the SERP, a nonqualified plan that provided supplemental pension benefits over and above benefits under both the SCIRP and the Sunoco Inc. Pension Restoration Plan, in return for which, the present value $6,655,750 of such deferred compensation benefits was credited to Mr. Owens’ account under the Sunoco Executive DC Plan. Mr. Owens’ account is 100% vested and will be distributed in one lump sum payment upon his retirement or termination of employment or other designated distribution event, including a change of control as defined in the Sunoco Executive DC Plan. Mr. Owens’ account is credited with deemed earnings or losses based on hypothetical investment fund choices made by him among available funds. Mr. Owens is the only named executive officer eligible to participate in the Sunoco Executive DC Plan.

The merger transactions will not constitute a change of control for purposes of any of the named executive officer’s outstanding incentive awards.

Deferred Compensation Plan. As discussed in the Compensation Discussion and Analysis above, all amounts under the ETP NQDC Plan and the Sunoco Executive DC Plan (other than discretionary credits) are immediately 100% vested. Upon a change of control (as defined in the ETP NQDC Plan and the Sunoco Executive DC Plan), distributions from the respective plan would be made in accordance with the normal distribution provisions of the respective plan. A change of control is generally defined in the ETP NQDC Plan and the Sunoco Executive DC Plan as any change of control event within the meaning of Treasury Regulation Section 1.409A-3(i)(5).

Director Compensation

Directors of the ETE general partner, who are employees of ETP or any of their subsidiaries, are not eligible for director compensation. In 2015, the compensation arrangements for outside directors included a $50,000 annual retainer for services on the board. If a director served on the ETE Audit Committee, such director would receive an annual retainer ($10,000 or $15,000 in the case of the chairman) and meeting attendance fees ($1,200). If a director served on the ETE Compensation Committee, such director would receive an annual cash retainer ($5,000 or $7,500 in the case of the chairman) and meeting attendance fees ($1,200).

The outside directors of the ETE general partner are also entitled to an annual award under the ETE Plan equal to an aggregate of $100,000 divided by the closing price of ETE common units on the date of grant. These ETE common units will vest 60% after the third year and the remaining 40% after the fifth year after the grant date. The compensation expense recorded is based on the grant-date market value of the ETE common units and is recognized over the vesting period. Distributions are paid during the vesting period.

The ETP Compensation Committee periodically reviews and makes recommendations regarding the compensation of the directors of the ETP GP. In 2015, non-employee directors received an annual fee of $50,000 in cash. Additionally, the Chairman of ETP’s Audit Committee receives an annual fee of $15,000 and the members of ETP’s Audit Committee receive an annual fee of $10,000. The Chairman of the ETP Compensation Committee receives an annual fee of $7,500 and the members of the ETP Compensation Committee receive an annual fee of $5,000. For 2015, ETP’s employee directors, including Messrs. McCrea, Mason and Welch, did not receive any fees for service as directors. In addition, for 2015, the non-employee directors were eligible to participate in the 2008 Incentive Plan. Each director of ETP GP who is not also (i) a shareholder or a direct or indirect employee of any parent, or (ii) a direct or indirect employee of ETP LLC, ETP, or a subsidiary, who is elected or appointed to the board of ETP GP for the first time will automatically receive, on the date of his or her election or appointment, an award of 2,500 unvested ETP common units. In 2015, non-employee ETP directors received annual grants of restricted ETP common units equal to an aggregate of $100,000 divided by the closing price of ETP’s common units on the date of grant, which will vest 60% after the third year and the remaining 40% after the fifth year after the grant date.

The compensation paid to the non-employee directors of the ETE general partner in 2015 is reflected in the following table:

Name	Fees Paid in Cash ($)(1)	Unit Awards ($)(2)	All Other Compensation ($)	Total ($)
Ted Collins, Jr. (3)
As ETE director	$—	$—	$—	$—
As ETP director	79,360	100,000	—	179,360

Matthew S. Ramsey (4)
As ETE director	104,400	100,020	—	204,420
As Sunoco LP director	354,210	50,000	—	404,210

K. Rick Turner
As ETE director	101,900	100,020	—	201,920
As Sunoco LP Director	100,700	50,000	—	150,700

William P. Williams
As ETE director	94,400	100,020	—	194,420
As Sunoco LP Director	28,500	50,000	1,221	79,721

(1)	Fees paid in cash are based on amounts paid during the period.
(2)	Unit award amounts reflect the aggregate grant date fair value of awards granted based on the market price of ETE common units, Regency common units or Sunoco common units, accordingly, as of the grant date.
(3)	Mr. Collins was appointed to the board of directors of the ETE general partner in November 2015.
(4)	Mr. Ramsey was a non-employee director for ETE and Sunoco until his November 2015 appointment to ETP GP as President and Chief Operating Officer. Mr. Ramsey’s 2015 compensation as a Sunoco board member also includes additional board-approved quarterly compensation of $100,000, effective April 1, 2015, for his significant additional efforts in assisting Sunoco management development, succession planning, office relocation and business integration. Mr. Ramsey’s additional quarterly compensation from Sunoco ended upon his appointment at ETP and he will no longer receive any non-employee director cash compensation or restricted phantom unit awards from either ETE or Sunoco. Mr. Ramsey will retain his director roles with both ETE and Sunoco.

As of December 31, 2015, Mr. Turner and Mr. Ramsey each had 11,740 unvested ETE restricted units outstanding and Mr. Williams had 3,416 restricted units outstanding.

Our 2016 Long-Term Incentive Plan

Existing GP Owner, as the sole member of ETC GP, has adopted and approved and the Organizational Limited Partner (as defined in our partnership agreement), as the sole limited partner of ETC, has approved the Energy Transfer Corp LP 2016 Long-Term Incentive Plan (the “2016 LTIP”) (effective as of March 3, 2016) under which ETC may grant cash and equity-based incentive awards to eligible service providers in order to attract, retain and motivate the persons who make important contributions to ETC, its subsidiaries and ETC GP. No awards will be made under the 2016 LTIP prior to the consummation of the merger and no action will be taken to approve any specific awards under the 2016 LTIP prior to the merger, however, ETC contemplates that awards covering approximately 10% of the outstanding ETC common shares at the consummation of the merger will be granted to officers and directors of ETC and its affiliates shortly following the consummation of the merger. These awards are expected to be in the form of restricted shares or restricted share units and may be granted with such vesting and other terms and conditions that have not yet been determined. These awards may include rights to distribution equivalent payments. In addition, to the extent such awards vest during the time when the CCRs are outstanding, the awards are expected to have attached to them one CCR for each share granted. All awards under the 2016 LTIP to be granted in the future will be made in the discretion of the ETC GP Board or its delegate as the plan administrator. The material terms of the 2016 LTIP are summarized below.

Eligibility and Administration

Employees, consultants and directors of ETC GP and of ETC and its subsidiaries (including employees, consultants and directors of ETE and its subsidiaries) will be eligible to receive awards under the 2016 LTIP. The 2016 LTIP will be administered by the ETC GP Board, which may delegate its duties and responsibilities to one or more committees of its directors and/or officers (referred to collectively as the plan administrator below), subject to the limitations imposed under the 2016 LTIP, Section 16 of the Exchange Act, stock exchange rules and other applicable laws. The plan administrator will have the authority to take all actions and make all determinations under the 2016 LTIP, to interpret the 2016 LTIP and award agreements and to adopt, amend and repeal rules for the administration of the 2016 LTIP as it deems advisable. The plan administrator will also have the authority to determine which eligible service providers receive awards, grant awards and set the terms and conditions of all awards under the 2016 LTIP, including any vesting and vesting acceleration provisions, subject to the conditions and limitations in the 2016 LTIP.

Shares Available for Awards

An aggregate of 171.6 million common shares of ETC will initially be available for issuance under the 2016 LTIP. If an award under the 2016 LTIP expires, lapses or is terminated, exchanged for cash, surrendered, repurchased, canceled without having been fully exercised or forfeited, any unused shares subject to the award will, as applicable, become or again be available for new grants under the 2016 LTIP. In addition, shares delivered to ETC or its affiliates to satisfy the applicable exercise or purchase price of an award under the 2016 LTIP and/or to satisfy any tax withholding obligation (including shares withheld from the award being exercised or purchased and/or creating the tax obligation) will, as applicable, become or again be available for award grants under the 2016 LTIP. Awards granted under the 2016 LTIP in substitution for any options or other share or share-based awards granted by an entity before the entity’s merger or consolidation with ETC or ETC’s acquisition of the entity’s property or stock will not reduce the shares available for grant under the 2016 LTIP (except that shares acquired by exercise of substitute Incentive Options (as defined below) will count against the maximum number of shares that may be issued pursuant to the exercise of Incentive Options under the 2016 LTIP). Distributions paid in cash will not be counted against the number of shares reserved under the 2016 LTIP. In addition, for so long as the CCRs are outstanding, each share subject to an award granted under the 2016 LTIP may have attached to it one CCR and such CCR (and any common shares of ETC issued or to be issued in respect of such CCR) will not be counted against the number of shares reserved under the 2016 LTIP.

Awards

The 2016 LTIP provides for the grant of share options, including options that are intended to qualify as “incentive stock options” for United States federal income tax purposes (“Incentive Options”) and nonqualified options, share appreciation rights (“SARs”), restricted shares, distribution equivalents, restricted share units (“RSUs”), and other share or cash based awards. Certain awards under the 2016 LTIP may constitute or provide for payment of “nonqualified deferred compensation” under Section 409A of the Code. All awards under the 2016 LTIP will be set forth in award agreements, which will detail the terms and conditions of awards, including any applicable vesting and payment terms and post-termination exercise limitations. A brief description of each award type follows.

•

Share Options and SARs. Share options provide for the purchase of common shares of ETC in the future at an exercise price set on the grant date. Incentive Options, by contrast to nonqualified options, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. SARs entitle their holder, upon exercise, to receive from ETC an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The plan administrator will determine the number of shares covered by each option and SAR, the exercise price of each option and SAR and the conditions and limitations applicable to the exercise of each option and SAR. The exercise price of an option or SAR will not be less than 100% of the fair market value of the underlying share on the grant date (or

110% in the case of Incentive Options granted to certain significant shareholders), except with respect to certain substitute awards granted in connection with a corporate transaction. The term of an option or SAR may not be longer than ten years (or five years in the case of Incentive Options granted to certain significant shareholders).

•	Restricted Shares and RSUs. Restricted shares are nontransferable common shares of ETC that remain forfeitable unless and until specified conditions are met and which may be subject to a purchase price, and which entitle the holder to all ordinary cash distributions, unless the plan administrator determines otherwise. RSUs are contractual promises to deliver common shares of ETC in the future, which may also remain forfeitable unless and until specified conditions are met and may be accompanied by the right to receive the equivalent value of distributions paid on common shares prior to the delivery of the underlying shares. The plan administrator may provide that the delivery of the shares underlying RSUs will be deferred on a mandatory basis or at the election of the participant. The terms and conditions applicable to restricted shares and RSUs will be determined by the plan administrator, subject to the conditions and limitations contained in the 2016 LTIP.

•	Other Share or Cash Based Awards. Other share or cash based awards are awards of cash, fully vested common shares of ETC and other awards valued wholly or partially by referring to, or otherwise based on, common shares of ETC or other property. Other share or cash based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of compensation to which a participant is otherwise entitled. The plan administrator will determine the terms and conditions of other share or cash based awards, which may include any purchase price, performance goal, transfer restrictions and vesting conditions.

Performance-Based Awards

The plan administrator may select performance criteria for an award to establish performance goals for a performance period. Performance criteria under the 2016 LTIP may include, but are not limited to, the following: net earnings or losses (either before or after one or more of interest, taxes, depreciation, amortization, and non-cash equity-based compensation expense); gross or net sales or revenue or sales or revenue growth; net income (either before or after taxes) or adjusted net income; annual net income to common shares; operating income; profits (including but not limited to gross profits, net profits, profit growth, net operation profit or economic profit), profit return ratios or operating margin; budget or operating earnings (either before or after taxes or before or after allocation of corporate overhead and bonus); cash flow (including operating cash flow and free cash flow or cash flow return on capital); return on assets; return on capital or invested capital; cost of capital; return on shareholders’ equity; total shareholder return; return on sales; costs, reductions in costs and cost control measures; expenses; working capital; earnings or loss per share; adjusted earnings or loss per share; price per share or distributions per share (or appreciation in or maintenance of such price or distributions); regulatory achievements or compliance; implementation, completion or attainment of objectives relating to research, development, regulatory, commercial, business, operational or strategic milestones, developments or goals; market share; geographic business expansion goals; economic value or economic value added models; division, group or corporate financial goals; energy production availability performance measures; customer satisfaction/growth; customer service; service reliability; employee satisfaction; recruitment and maintenance of personnel; human resources management; supervision of litigation and other legal matters; safety record; strategic partnerships and transactions; financial ratios (including those measuring liquidity, activity, profitability or leverage); production volume levels; aggregate product price and other product price measures; debt levels or reductions; sales-related goals; financing and other capital raising transactions; cash on hand; acquisition or divestiture activity; investment sourcing activity; and marketing initiatives, any of which may be measured in absolute terms or as compared to any incremental increase or decrease. Such performance goals also may be based solely by reference to the company’s performance or the performance of a subsidiary, division, business segment or business unit of the company or a subsidiary, or based upon performance relative to performance of other companies or upon comparisons of any of the indicators of performance relative to performance of other companies. When determining performance goals, the plan administrator may provide for exclusion of the impact of an event or occurrence which the plan administrator determines should appropriately be excluded, including, without limitation, non-recurring charges or events, acquisitions or divestitures, changes in the corporate or capital structure, events unrelated to the business or outside of the control of management, foreign exchange considerations, and legal, regulatory, tax or accounting changes.

Certain Transactions

In connection with certain corporate transactions and events affecting ETC’s common shares, including a change in control (as defined in the 2016 LTIP), or change in any applicable laws or accounting principles, the plan administrator has broad discretion to take action under the 2016 LTIP to prevent the dilution or enlargement of intended benefits, facilitate the transaction or event or give effect to the change in applicable laws or accounting principles. This includes canceling awards for cash or property or, in certain circumstances, no consideration, accelerating the vesting of awards, providing for the assumption or substitution of awards by a successor entity, adjusting the number and type of shares subject to outstanding awards and/or with respect to which awards may be granted under the 2016 LTIP and replacing or terminating awards under the 2016 LTIP. In addition, in the event of certain non-reciprocal transactions with our shareholders, the plan administrator will make equitable adjustments to the 2016 LTIP and outstanding awards as it deems appropriate to reflect the transaction.

LTIP Amendment and Termination

The plan administrator may amend or terminate the 2016 LTIP at any time; however, no amendment, other than an amendment that increases the number of shares available under the 2016 LTIP, may materially and adversely affect an award outstanding under the 2016 LTIP without the consent of the affected participant and shareholder approval will be obtained for any amendment to the extent necessary to comply with applicable laws. Further, the plan administrator cannot, without the approval of ETC shareholders, amend any outstanding option or SAR to reduce its price per share or cancel any outstanding option or SAR when the exercise price per share exceeds the fair market value of a share in exchange for cash or another award under the 2016 LTIP or take any other action with respect to an outstanding option or SAR that ETC determines would be treated as a repricing under the rules and regulations of the principal U.S. national securities exchange on which the common shares are listed. The 2016 LTIP will remain in effect until the tenth anniversary of its effective date, unless earlier terminated by the ETC GP Board. No awards may be granted under the 2016 LTIP after its termination.

Source of Common Shares

Common shares to be delivered with respect to awards may be newly-issued shares, common shares acquired in the open market, common shares already owned by our general partner or by us or ETE or any subsidiary, common shares acquired from us or from any other person or any combination of the foregoing. In the event that new or treasury shares are issued by us in connection with an award granted to a service provider of ETE or one of its subsidiaries, the plan administrator may, pursuant to the Administrative Agreement or otherwise, seek reimbursement in respect of such award from ETE or its applicable subsidiary on such terms and conditions as the plan administrator and ETE or its applicable subsidiary may determine, subject to the terms of ETE’s limited partnership agreement and applicable law.

Claw-Back Provisions, Transferability and Participant Payments

All awards will be subject to any company claw-back policy as set forth in such claw-back policy or the applicable award agreement. Except as the plan administrator may determine or provide in an award agreement, awards under the 2016 LTIP are generally non-transferrable, except by will or the laws of descent and distribution, or, subject to the plan administrator’s consent, pursuant to a domestic relations order, and are generally exercisable only by the participant. With regard to tax withholding obligations arising in connection with awards under the 2016 LTIP, and exercise price obligations arising in connection with the exercise of options under the 2016 LTIP, the plan administrator may, in its discretion, accept cash, wire transfer or check, common shares of ETC that meet specified conditions, a promissory note, a “market sell order,” such other consideration as the plan administrator deems suitable or any combination of the foregoing.

Certain Relationships and Related Party Transactions

Administrative Agreement

In connection with the closing of the merger, we, ETE and our respective general partners will enter into an Administrative Agreement to address the provision by ETE of certain administrative services to our general partner and us.

We and our general partner have no employees. All of our officers and other personnel necessary for our business to function (to the extent not outsourced) will be employed by the ETE general partner. We expect that many of the officers and the non-independent directors of our general partner will also be officers or directors of the ETE general partner. We expect that our general partner’s executive officers will spend the substantial majority of their time managing the business of ETE, which benefits us as ETE’s performance will determine our success. The actual time devoted by these officers to managing our business as well as ETE’s will fluctuate as a result of the relative activity level between the two entities. The amount of incremental time spent by non-officer directors who serve on both boards of directors will depend to some extent on committee assignments. Upon completion of the merger, we will have three independent directors as defined by the rules of the NYSE.

ETE will reimburse the ETE general partner for expenses incurred (i) on our behalf; (ii) on behalf of our general partner; or (iii) for any other purpose related to our business and activities or those of our general partner, including payments or expenses incurred for general and administrative services provided by third parties or any affiliates of ETE, salaries and related benefits of any personnel employed by our general partner and equity compensation expenses related to equity awards granted by our general partner to the extent that ETE determines such equity compensation is allocable to ETE. ETE will also reimburse our general partner for any additional expenses incurred on our behalf or to maintain our legal existence and good standing. These additional expenses will include recurring costs associated with being a separate publicly traded entity, including expenses associated with (i) compensation for new directors, (ii) incremental director and officer liability insurance, (iii) listing on the NYSE, (iv) investor relations, (v) legal matters and (vi) accounting.

In consideration of the administrative services provided by ETE, we will pay ETE a cost-based fee on an annual basis.

Contribution Agreement

Concurrently with the effective time of the GP merger, ETC, ETE and ETE GP will execute the contribution agreement to effect the WMB Contribution and GP Contribution in exchange for the issuance by ETE to ETC of a number of ETE Class E units equal to (i) the number of ETC common shares issued to the WMB stockholders in the merger plus (ii) the number of ETC common shares issued to ETE in consideration for the Parent Cash Deposit.

The contribution agreement will also provide that ETE will indemnify ETC against all losses (other than income taxes) suffered or incurred by ETC resulting from the consummation of the merger or otherwise, whether before or after the effective time. In addition, ETE will also be required under the contribution agreement to indemnify ETC for any taxes incurred by ETC for each taxable year ending on or before December 31, 2018.

Conflicts of Interest and Fiduciary Duties

Conflicts of Interest

Our existing organizational structure and the relationships among us, ETE, the ETE Entities, our respective general partners, the Existing GP Owner and affiliated entities present the potential for conflicts of interest. Affiliates of our general partner, ETE and the Existing GP Owner will not be prohibited from engaging in other businesses or activities that might be in direct competition with us except to the extent they compete using our confidential information. Future conflicts of interest may arise among us and any entities whose general partner or similar interests we or our affiliates acquire or among ETE, the ETE Entities and such entities. It is not possible to predict the nature or extent of these potential future conflicts of interest at this time, nor is it possible to determine how we will address and resolve any such future conflicts of interest.

Potential for Conflicts

Conflicts of interest could arise in the situations described below, among others.

Actions taken by our general partner may affect the amount of distributable cash flow to our common shareholders.

The amount of cash that is available for distribution to our common shareholders is affected by decisions of our general partner regarding such matters as:

•	interest expense and principal payments on any future indebtedness we incur;

•	the expenses associated with being a public company, other general and administrative expenses and other operating expenditures, which will be borne by ETE and which will not be subject to a cap pursuant to the Administrative Agreement;

•	reserves our general partner establishes for the proper conduct of our business, to comply with applicable law or any agreement binding on us or our subsidiaries (exclusive of ETE, the ETE Entities and their respective subsidiaries), which reserves are not subject to a cap pursuant to our partnership agreement; and

•	a decision to limit or modify the incentive distributions ETE and ETP are entitled to receive.

In addition, borrowings by us and our affiliates will not constitute a breach of any duty owed by our general partner to our common shareholders.

The duties of our general partner’s officers and directors may conflict with those of the ETE general partner who act on behalf of ETE and our general partner’s officers and directors may face conflicts of interest in the allocation of administrative time between our business and ETE’s business.

We anticipate that many of the officers and directors of our general partner will also be officers or directors of the ETE general partner and, as a result, have separate contractual duties that govern their management of ETE’s business. Consequently, these officers and directors may encounter situations in which their obligations to us, on the one hand, and ETE, on the other hand, are in conflict. For a description of how these conflicts will be resolved, please read “—Conflicts Resolution.”

In addition, our general partner’s officers who also serve as officers of the ETE general partner may face conflicts in allocating their time spent on our behalf and on behalf of ETE. These time allocations may adversely affect our or ETE’s results of operations, cash flows, and financial condition. It is unlikely that these allocations will be the result of arm’s-length negotiations between our general partner and the ETE general partner.

ETE will reimburse our general partner and its affiliates for certain expenses.

ETE will reimburse our general partner and its affiliates for expenses incurred in managing and operating us and our general partner. These expenses include recurring costs associated with being a separate publicly traded entity, including expenses associated with (i) compensation for new directors, (ii) incremental director and officer liability insurance, (iii) listing on the NYSE, (iv) investor relations, (v) legal matters and (vi) accounting.

Our general partner intends to limit its liability regarding our obligations.

Our general partner intends to limit its liability under contractual arrangements so that the other party has recourse only to our assets, and not against our general partner or its assets. Our partnership agreement provides that any action taken by our general partner to limit its liability or our liability is not a breach of our general partner’s fiduciary duties, even if we could have obtained more favorable terms without the limitation on liability.

Common shareholders will have no right to enforce obligations of our general partner and its affiliates under agreements with us.

Any agreements between us on the one hand, and our general partner and its affiliates, on the other, will not grant to our shareholders, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.

Contracts between us, on the one hand, and our general partner and its affiliates, on the other, will not be the result of arm’s-length negotiations.

Our partnership agreement allows our general partner to determine, in good faith, any amounts to pay itself or its affiliates for any services rendered to us. Our general partner may also enter into additional contractual arrangements with any of its affiliates on our behalf. Neither our partnership agreement nor any of the other agreements, contracts and arrangements between us, on the one hand, and our general partner and its affiliates, on the other, are or will be the result of arm’s-length negotiations.

Our general partner will determine the terms of any transactions entered into after the completion of the merger.

Our general partner and its affiliates will have no obligation to permit us to use any facilities or assets of our general partner and its affiliates, except as may be provided in contracts entered into specifically dealing with that use. There will not be any obligation of our general partner and its affiliates to enter into any contracts of this kind.

Our common shares are subject to our general partner’s call right.

Our general partner may exercise its right to call and purchase shares as provided in our partnership agreement or assign this right to one of its affiliates or to us. Our general partner may act in its sole discretion in exercising this right. As a result, a common shareholder may have its common shares repurchased at an undesirable time or price. Please read “—Description of Our Partnership Agreement—Call Right.”

We may not choose to retain separate counsel for ourselves or for the holders of common shares.

Attorneys, independent accountants and others who will perform services for us are selected by our general partner or the board of directors (or relevant committee) of our general partner, and may perform services for our general partner and its affiliates. Although we may retain separate counsel for ourselves or the holders of our common shares in the event of a conflict of interest between our general partner and its affiliates, on the one hand, and us or the holders of our shares, on the other, we do not intend to do so in most cases.

Conflicts Resolution

Whenever a conflict arises (a) between our general partner and any of its affiliates, on the one hand, and us, ETE, any ETE Entity or any shareholder, on the other hand, or (b) between us or our affiliates, on the one hand, and ETE and its general partner, on the other hand, the resolution or course of action in respect of such conflict of interest shall be permitted and deemed approved by us and all our shareholders and shall not constitute a breach of our partnership agreement or any duty if the resolution or course of action in respect of such conflict is:

•	approved by a majority of the members of our general partner’s conflicts committee, although our general partner is not obligated to seek such approval; or

•	approved by majority vote of our common shares (excluding shares owned by our general partner and its affiliates).

Our general partner may, but is not required to, seek the approval of such resolution or course of action from the conflicts committee of its board of directors or from the holders of a majority of the outstanding shares as described above. If our general partner does not seek approval from the conflicts committee or from holders of common shares as described above and the board of directors of our general partner approves the resolution or course of action taken with respect to the conflict of interest, then it will be presumed that, in making its decision, the board of directors of our general partner acted in good faith, and in any proceeding brought by or on behalf of us or any of our shareholders, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption and proving that such decision was not in good faith. An independent third party is not required to evaluate the resolution. Under our partnership agreement, a determination, other action or failure to act by our general partner, the board of directors of our general partner or any committee thereof (including the conflicts committee) will be deemed to be “in good faith” if our general partner, the board of directors of our general partner or any committee thereof (including the conflicts committee) subjectively believed such determination, other action or failure to act was in the best interests of the partnership. Please read “—Management—Our Board Committees—Conflicts Committee” for information about the conflicts committee of our general partner’s board of directors.

Fiduciary Duties of Our General Partner

The duties owed to shareholders by our general partner are prescribed by law and our partnership agreement. The DRULPA provides that Delaware limited partnerships may, in their partnership agreements, expand, restrict or eliminate the fiduciary duties otherwise owed by a general partner to limited partners and the partnership.

Our partnership agreement contains various provisions that eliminate and/or replace the fiduciary duties that might otherwise be owed by our general partner. We have adopted these provisions to allow our general partner or its affiliates to engage in transactions with us that might otherwise be prohibited by state law fiduciary standards, and to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. We believe this is appropriate and necessary because our general partner’s board of directors has duties to manage our general partner in a manner beneficial to its owners, as well as to the ETC shareholders. Without these modifications, our general partner’s ability to make decisions involving conflicts of interest would be restricted. Modifying the fiduciary duty standards enables our general partner to take into consideration all parties involved in the proposed action. These modifications may be considered beneficial to the shareholders in that they enable our general partner to attract and retain experienced and capable directors. They may be detrimental to the shareholders, however, because they restrict the remedies available to shareholders for actions that, without those limitations, might be challenged as breaches of fiduciary duties, as described below. The modifications also permit our general partner to take into account the interests of third parties in addition to our interests when resolving conflicts of interest. The following is a summary of:

•	the fiduciary duties imposed on our general partner by the DRULPA in the absence of partnership agreement provisions to the contrary;

•	the contractual duties of our general partner contained in our partnership agreement that replace such fiduciary duties; and

•	certain rights and remedies of shareholders with respect to those contractual duties.

State-law Fiduciary Duty Standards	Fiduciary duties are generally considered to fall into two broad categories: a duty of care and a duty of loyalty. In the absence of a provision in a partnership agreement providing otherwise, the duty of care would generally require that a general partner be attentive and inform itself of all material facts regarding a decision before taking action and act for the partnership in the same manner as a prudent person would act on his own behalf. In the absence of a provision in a partnership agreement providing otherwise, the duty of loyalty would generally require that a general partner’s actions be motivated solely by the best interests of the partnership and all of its partners as a whole. Hence, in the absence of a provision in the partnership agreement providing otherwise, a general partner would only be permitted to use its position to further its private interests if the action or conduct was entirely fair to the partnership.

Partnership Agreement Modified Standards	Our partnership agreement contains provisions that waive or consent to conduct by our general partner and its affiliates that might otherwise raise issues as to compliance with fiduciary duties or applicable law. For example, our partnership agreement provides that when our general partner is acting in its capacity as our general partner, as opposed to in its individual capacity, it must act in “good faith,” meaning that it subjectively believed its actions or omissions were in the best interests of the partnership, and will not be subject to any higher standard under applicable law.

In addition, when our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act without any fiduciary obligation to us or our shareholders whatsoever. These contractual standards replace the obligations to which our general partner would otherwise be held.

If our general partner does not obtain approval from the conflicts committee of the board of directors of our general partner or holders of a majority of our common shares, excluding any such shares owned by our general partner or its affiliates, and the board of directors of our general partner approves the resolution or course of action taken with respect to the conflict of interest, then it will be presumed that, in making its decision, the board, which may include board members affected by the conflict of interest, acted in good faith, and in any proceeding brought by or on behalf of any shareholder or us, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption and proving that such decision was not in good faith. These standards replace the obligations to which our general partner would otherwise be held.

Rights and Remedies of Shareholders	The DRULPA generally provides that a limited partner may institute legal action on behalf of the partnership to recover damages from a third party where a general partner has refused to institute the action or where an effort to cause a general partner to do so is not likely to succeed. These actions include actions against a general partner for breach of its duties or of the partnership agreement. In addition, the statutory or case law of some jurisdictions may permit a limited partner to institute legal action on behalf of himself and all other similarly situated limited partners to recover damages from a general partner for violations of its fiduciary duties to the limited partners. In addition to the other more specific provisions limiting the obligations of our general partner, our partnership agreement further provides that our general partner and its officers and directors will not be liable for monetary damages to us, our shareholders or assignees for any acts or omissions unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that the general partner or its officers and directors acted in bad faith or engaged in fraud or willful misconduct, or in the case of a criminal matter, acted with the knowledge that such conduct was unlawful.

By purchasing or otherwise acquiring our shares (including receipt of shares in connection with the merger transactions), each shareholder automatically agrees to be bound by the provisions in our partnership agreement, including the provisions discussed above. This reflects the policy of the DRULPA, which favors the principle of freedom of contract and the enforceability of partnership agreements. The failure of a limited partner or assignee to sign a partnership agreement does not render the partnership agreement unenforceable against that person.

Indemnification Matters

We must indemnify our general partner and its officers, directors, managers and certain other specified persons (including the Existing GP Owner), to the fullest extent permitted by law and subject to limitations in our partnership agreement, against liabilities, costs and expenses incurred by our general partner or these other persons. We must provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that these persons acted in bad faith or engaged in fraud or willful misconduct. We must also provide this indemnification for criminal proceedings unless our general partner or these other persons acted with knowledge that their conduct was unlawful. Thus, our general partner could be indemnified for its negligent acts if it met the requirements set forth above. To the extent these provisions purport to include indemnification for liabilities arising under the Securities Act, in the opinion of the SEC, such indemnification is contrary to public policy and, therefore, unenforceable. Please read “—Description of Our Partnership Agreement—Indemnification.”

We do not believe we or our shareholders are subject to material risk of liability as a result of our ownership or control of ETE’s general partner. ETE’s limited partnership agreements provide for broad indemnification to its general partner and its affiliates. This indemnity extends to us as well as to our general partner. As a result of these indemnification arrangements, ETE is generally required economically to bear the risk of the general partner liability that might otherwise attach pursuant to the DRULPA.

In addition to this contractual indemnity, ETE’s organizational structure in combination with the terms of its commercial contracts further protects us and our shareholders from liability associated with ownership or control of its general partner. First, ETE is primarily a holding company and substantially all of ETE’s commercial contracts are entered into by subsidiaries who benefit from a corporate or limited liability company structure that protects the owners of these corporate entities, including ETE and us, from direct liability. Second, in the limited circumstances where ETE is a contractual counter-party (e.g., material debt agreements), the obligations under such contracts have been made expressly non-recourse to the ETE general partner. For these reasons and the protections afforded by ETE’s limited partnership agreement with respect to indemnification and exculpation of the ETE general partner and affiliated entities, we believe the likelihood that we or any other entity affiliated with the ETE general partner could be held individually liable for material obligations is remote.

As discussed above, our partnership agreement provides for broad indemnification to our general partner and its affiliates. Moreover, we, like ETE, expect to operate as a holding company and generally to provide that our obligations are expressly non-recourse to our general partner. Accordingly, we do not believe we will be subject to increased liability exposure, in addition to our own liability for partnership obligations, as a result of our ownership of and interest in our general partner.

ADDITIONAL INFORMATION ABOUT ETE

Business

Overview

ETE was formed in September 2002 and completed its initial public offering in February 2006. ETE is a master limited partnership with common units publicly traded on the NYSE under the ticker symbol “ETE.”

Unless the context requires otherwise, references in this “Additional Information About ETE” section to “ETE” mean Energy Transfer Equity, L.P. and its consolidated subsidiaries, which include ETP, ETP GP, ETP LLC, Panhandle (or Southern Union prior to its merger into Panhandle in January 2014), Sunoco, SXL, ETP Holdco and, for periods prior to the Regency merger that occurred on April 30, 2015, Regency, Regency GP and Regency LLC. References to the “Parent Company” in this section mean Energy Transfer Equity, L.P. on a stand-alone basis.

In January 2014 and July 2015, ETE completed two-for-one splits of its outstanding common units. All references to units and per unit amounts in this section have been adjusted to reflect the effect of the unit splits for all periods presented.

The Parent Company’s principal sources of cash flow are derived from its direct and indirect equity interests in Energy Transfer Partners, L.P. (NYSE: ETP), Sunoco Logistics Partners L.P. (NYSE: SXL) and Sunoco LP (NYSE: SUN), all of which are publicly traded master limited partnerships engaged in diversified energy-related businesses. As of December 31, 2015, the market capitalization of ETE common units totaled approximately $14.36 billion.

As of December 31, 2015, after giving effect to the Sunoco Retail Acquisition and the Sunoco Equity Offering, ETE’s direct and indirect equity interests in ETP, SXL and Sunoco consisted of the following:

	IDRs		General Partner Interest	Limited Partner Interests
ETE’s Interests in ETP	100%		100%	2,571,695 Common Units(1) 81,001,069 Class H Units(2) 100 Class I Units(3)
ETE’s Interests in SXL	0.1	%(2)	0.1%	—
ETE’s Interests in Sunoco	100%		100%	2,263,108 Common Units(4)
ETP’s Interests in SXL	99.9	%(2)	99.9%	67,061,274 Common Units(5) 9,416,196 Class B Units(5)
ETP’s Interests in Sunoco	—		—	43,487,668 Common Units(6)

(1)	Represents an approximate 0.5% limited partner interest in ETP.
(2)	The ETP Class H Units entitle ETE to receive 90.05% of the cash distributions related to the IDRs and general partner interest of SXL received by ETP. As a result of ETE’s ownership of the ETP Class H Units and its interests in SXL, ETE is entitled to receive 90.15% of the cash distributions related to the IDRs and general partner interest of SXL.
(3)	The ETP Class I Units provide for additional cash distributions from ETP to ETE for the purpose of offsetting a portion of the IDR subsidies that ETE previously agreed to provide to ETP, with such distributions occurring in 2015 and 2016.
(4)	Represents an approximate 2% limited partner interest in Sunoco.
(5)

ETP’s ownership of the SXL common units and SXL Class B units represents an approximate 27% limited partner interest in SXL. The SXL Class B units are not entitled to receive quarterly distributions and are automatically convertible into common units on a one-to-one basis on July 11, 2017, subject to SXL’s call right and ETP’s put right described herein. Pursuant to a unitholder agreement entered into by SXL and ETP, SXL has a right to call the Class B units for redemption during the period beginning on the earlier of

(i) the first full service date under a transportation service agreement with a shipper on the Bakken pipeline project and (ii) January 1, 2017, and ending ten days thereafter, and ETP has a right to sell the Class B units to SXL during the period beginning on July 1, 2017 and July 10, 2017, in each case for cash consideration at the respective prices set forth in the unitholder agreement.
(6)	Represents an approximate 36% limited partner interest in Sunoco.

The Parent Company’s primary cash requirements are for general and administrative expenses, debt service requirements and distributions to its partners. The Parent Company’s assets are not available to satisfy the debts and other obligations of its subsidiaries. The Parent Company distributes its available cash remaining after satisfaction of the aforementioned cash requirements to its unitholders on a quarterly basis. ETE expects its subsidiaries to utilize their resources, along with cash from their operations, to fund their announced growth capital expenditures and working capital needs; however, the Parent Company may issue debt or equity securities from time to time, as ETE deems prudent to provide liquidity for new capital projects of its subsidiaries or for other partnership purposes.

Organizational Structure

The following chart summarizes ETE’s organizational structure as of December 31, 2015, after giving effect to the Sunoco Retail Acquisition and the Sunoco Equity Offering. For simplicity, certain immaterial entities and ownership interests have not been depicted.

(1)	ETE is entitled to receive 90.15% of the cash distributions related to the SXL IDRs and general partner interest on account of its ownership of 0.1% of the IDRs and general partner interest of SXL and ETP Class H Units, which entitle ETE to receive 90.05% of the cash distributions related to the IDRs and general partner interest of SXL received by ETP.
(2)	In connection with the Sunoco Equity Offering, ETE will acquire an approximate 2% limited interest in Sunoco.
(3)	ETP owns an approximate 36% limited partner interest in Sunoco.
(4)	ETP owns an approximate 27% limited partner interest in SXL and receives 9.85% of the cash distributions related to the IDRs and general partner interest after accounting for the distributions ETP makes to ETE with respect to the ETP Class H Units described above.

Strategic Transactions

ETE’s significant strategic transactions in 2015 and beyond included the following, as discussed in more detail herein:

•	In September 2015, ETE entered into the merger agreement with ETC and WMB to which this proxy statement/prospectus relates and describes in further detail.

•	ETP, as a member of a consortium, was awarded two pipeline projects for the transportation of natural gas for Mexico’s state power company, CFE, under long-term contracts. The Trans-Pecos pipeline is an approximately 143-mile, 42-inch pipeline that will deliver at least 1.356 Bcf/d of natural gas from the Waha Hub to the United States/Mexico border near Presidio, Texas. The Comanche Trail pipeline is an approximately 195-mile, 42-inch pipeline that will deliver at least 1.135 Bcf/d of natural gas from the Waha Hub to the United States/Mexico border near San Elizario, Texas. ETP will be the construction manager and operator of both pipelines. The expected all-in cost for these two pipelines is approximately $1.3 billion and both pipelines are expected to be in-service in the first quarter of 2017.

•	In December 2015, the Lake Charles LNG project received approval from the FERC to site, construct and operate a natural gas liquefaction and export facility in Lake Charles, Louisiana. On February 15, 2016, Royal Dutch Shell plc completed its acquisition of BG Group plc. Final investment decisions from Royal Dutch Shell plc and Lake Charles LNG Export Company, LLC, a subsidiary of ETP and ETE, are expected to be made in 2016, with construction to start immediately following an affirmative investment decision and first LNG export anticipated about four years later.

•	In November 2015, ETP and Sunoco announced ETP’s contribution to Sunoco of the remaining 68.42% interest in Sunoco, LLC and 100% interest in the legacy Sunoco, Inc. retail business for $2.23 billion. Sunoco will pay ETP $2.03 billion in cash, subject to certain working capital adjustments, and will issue to ETP 5.7 million Sunoco common units. The transaction was effective January 1, 2016, and is expected to close in March 2016.

•	In October 2015, SXL completed the previously announced acquisition of a 40% membership interest (the “Bakken Membership Interest”) in Bakken Holdings Company LLC (“Bakken Holdco”). Bakken Holdco, through its wholly-owned subsidiaries, owns a 75% membership interest in each of Dakota Access, LLC and Energy Transfer Crude Oil Company, LLC, which together intend to develop the Bakken Pipeline system to deliver crude oil from the Bakken/Three Forks production area in North Dakota to the Gulf Coast. ETP transferred the Bakken Membership Interest to SXL in exchange for approximately 9.4 million Class B units representing limited partner interests in SXL and the payment by SXL to ETP of $382 million of cash, which represented reimbursement for its proportionate share of the total cash contributions made in the Bakken Pipeline project as of the date of closing of the exchange transaction.

•	In July 2015, in exchange for the contribution of 100% of Susser from ETP to Sunoco, Sunoco paid approximately $970 million in cash and issued to ETP subsidiaries 22 million Sunoco Class B units valued at approximately $970 million. The Sunoco Class B units did not receive second quarter 2015 cash distributions from Sunoco and converted on a one-for-one basis into Sunoco common units on the day immediately following the record date for Sunoco’s second quarter 2015 distribution. In addition, (i) a Susser subsidiary exchanged its 79,308 Sunoco common units for 79,308 Sunoco Class A units, (ii) approximately 11 million Sunoco subordinated units owned by Susser subsidiaries were converted into approximately 11 million Sunoco Class A units and (iii) Sunoco issued 79,308 Sunoco common units and approximately 11 million Sunoco subordinated units to subsidiaries of ETP. The Sunoco Class A units owned by the Susser subsidiaries were contributed to Sunoco as part of the transaction. Sunoco subsequently contributed its interests in Susser to one of its subsidiaries.

•

Effective July 1, 2015, ETE acquired 100% of the membership interests of Sunoco GP, the general partner of Sunoco, and all of the IDRs of Sunoco from ETP, and in exchange, ETP repurchased from ETE 21 million ETP common units owned by ETE. In connection with ETP’s 2014 acquisition of

Susser, ETE agreed to provide ETP a $35 million annual IDR subsidy for 10 years, which terminated upon the closing of ETE’s acquisition of Sunoco GP. In connection with the exchange and repurchase, ETE will provide ETP a $35 million annual IDR subsidy for two years beginning with the quarter ended September 30, 2015. As a result of this transaction, ETP deconsolidated Sunoco, and Sunoco is now consolidated directly by ETE.

•	On April 30, 2015, a wholly-owned subsidiary of ETP merged with Regency, with Regency surviving as a wholly-owned subsidiary of ETP. Each Regency common unit and Class F unit was converted into the right to receive 0.4124 ETP common units. ETP issued 172.2 million ETP common units to Regency unitholders, including 15.5 million units issued to ETP subsidiaries. The 1.9 million outstanding Regency preferred units were converted into corresponding new ETP Series A Preferred Units on a one-for-one basis.

•	In April 2015, Sunoco acquired a 31.58% equity interest in Sunoco, LLC from ETP Retail Holdings, LLC (“Retail Holdings”) for $816 million. Sunoco, LLC distributes approximately 5.3 billion gallons of motor fuel per year to customers in the East, Midwest and Southwest regions of the United States. Sunoco paid $775 million in cash and issued 795,482 Sunoco common units to Retail Holdings, based on the five-day volume weighted average price of Sunoco’s common units as of March 20, 2015.

•	In March 2015, ETE transferred 30.8 million ETP common units, ETE’s 45% interest in the Bakken Pipeline project, and $879 million in cash to ETP in exchange for 30.8 million newly issued ETP Class H units that, when combined with the 50.2 million previously issued ETP Class H units, generally entitle ETE to receive 90.05% of the cash distributions and other economic attributes of the general partner interest and IDRs of SXL. In connection with this transaction, ETP also issued to ETE 100 ETP Class I units that provide distributions to ETE to offset IDR subsidies previously provided to ETP. These IDR subsidies, including the impact from distributions on ETP Class I units, were reduced by $55 million in 2015 and $30 million in 2016.

Business Strategy

ETE’s primary business objective is to increase cash available for distributions to unitholders by actively assisting its subsidiaries in executing their business strategies by assisting in identifying, evaluating and pursuing strategic acquisitions and growth opportunities. In general, ETE expects that it will allow its subsidiaries the first opportunity to pursue any acquisition or internal growth project that may be presented to it which may be within the scope of its operations or business strategies. In the future, ETE may also support the growth of its subsidiaries through the use of its capital resources which could involve loans, capital contributions or other forms of credit support to its subsidiaries. This funding could be used for the acquisition by one of ETE’s subsidiaries of a business or asset or for an internal growth project. In addition, the availability of this capital could assist its subsidiaries in arranging financing for a project, reducing its financing costs or otherwise supporting a merger or acquisition transaction.

Segment Overview

ETE’s reportable segments are as follows:

•	Investment in ETP, including the consolidated operations of ETP;

•	Investment in Sunoco, including the consolidated operations of Sunoco;

•	Investment in Lake Charles LNG, including the operations of Lake Charles LNG; and

•	Corporate and Other, including the activities of the Parent Company.

The businesses within the segments are described below.

Investment in ETP

As of December 31, 2015, ETP’s operations included the following:

Intrastate Transportation and Storage Operations

ETP’s natural gas transportation pipelines receive natural gas from other mainline transportation pipelines, storage facilities and gathering systems and deliver the natural gas to industrial end-users, storage facilities, utilities and other pipelines. Through its intrastate transportation and storage operations, ETP owns and operates approximately 7,500 miles of natural gas transportation pipelines with approximately 14.1 Bcf/d of transportation capacity and three natural gas storage facilities located in the state of Texas.

Through ETC OLP, ETP owns the largest intrastate pipeline system in the United States with interconnects to Texas markets and to major consumption areas throughout the United States. ETP’s intrastate transportation and storage operations focus on the transportation of natural gas to major markets from various prolific natural gas producing areas through connections with other pipeline systems as well as through ETP’s Oasis pipeline, ETP’s East Texas pipeline, ETP’s natural gas pipeline and storage assets (the “ET Fuel System”), and ETP’s HPL System, which are described below.

ETP’s intrastate transportation and storage operations’ results are determined primarily by the amount of capacity its customers reserve as well as the actual volume of natural gas that flows through the transportation pipelines. Under transportation contracts, customers are charged (i) a demand fee, which is a fixed fee for the reservation of an agreed amount of capacity on the transportation pipeline for a specified period of time and which obligates the customer to pay even if the customer does not transport natural gas on the respective pipeline, (ii) a transportation fee, which is based on the actual throughput of natural gas by the customer, (iii) fuel retention based on a percentage of gas transported on the pipeline, or (iv) a combination of the three, generally payable monthly.

ETP also generates revenues and margin from the sale of natural gas to electric utilities, independent power plants, local distribution companies, industrial end-users and marketing companies on the HPL System. Generally, ETP purchases natural gas from either the market (including purchases from its marketing operations) or from producers at the wellhead. To the extent the natural gas comes from producers, it is primarily purchased at a discount to a specified market price and typically resold to customers based on an index price. In addition, ETP’s intrastate transportation and storage operations generate revenues from fees charged for storing customers’ working natural gas in ETP’s storage facilities and from managing natural gas for its own account.

Interstate Transportation and Storage Operations

ETP’s natural gas transportation pipelines receive natural gas from other mainline transportation pipelines, storage facilities and gathering systems and deliver the natural gas to industrial end-users, storage facilities, utilities and other pipelines. Through its interstate transportation and storage operations, ETP directly owns and operates approximately 12,300 miles of interstate natural gas pipeline with approximately 11.2 Bcf/d of transportation capacity and has 50% interests in the joint ventures that own the 185-mile Fayetteville Express pipeline and the 500-mile Midcontinent Express Pipeline. ETP also owns a 50% interest in Citrus which owns 100% of FGT, an approximately 5,325 mile pipeline system that extends from South Texas through the Gulf Coast to South Florida.

ETP’s interstate transportation and storage operations include Panhandle, which owns and operates a large natural gas open-access interstate pipeline network. The pipeline network, consisting of the Panhandle, Lake Charles LNG and Sea Robin transmission systems, serves customers in the Midwest, Gulf Coast and Midcontinent United States with a comprehensive array of transportation and storage services. In connection with its natural gas pipeline transmission and storage systems, Panhandle has five natural gas storage fields located in Illinois, Kansas, Louisiana, Michigan and Oklahoma. Southwest Gas operates four of these fields and Lake Charles LNG operates one.

ETP also owns a 50% interest in the MEP pipeline system, which is operated by KMI (as defined below), and has the capability to transport up to 1.8 Bcf/d of natural gas.

Gulf States is a small interstate pipeline that uses cost-based rates and terms and conditions of service for shippers wishing to secure capacity for interstate transportation service. Rates charged are largely governed by long-term negotiated rate agreements.

ETP is currently in the process of converting a portion of the Lake Charles LNG pipeline to crude oil transportation.

The results from ETP’s interstate transportation and storage operations are primarily derived from the fees ETP earns from natural gas transportation and storage services.

Midstream Operations

The midstream natural gas industry is the link between the exploration and production of natural gas and the delivery of its components to end-use markets. The midstream industry consists of natural gas gathering, compression, treating, processing, storage and transportation, and is generally characterized by regional competition based on the proximity of gathering systems and processing plants to natural gas producing wells and the proximity to production areas and end-use markets.

The natural gas gathering process begins with the drilling of wells into gas-bearing rock formations. Once a well has been completed, the well is connected to a gathering system. Gathering systems generally consist of a network of small diameter pipelines and, if necessary, compression systems, that collects natural gas from points near producing wells and transports it to larger pipelines for further transportation.

Gathering systems are operated at design pressures that will maximize the total throughput from all connected wells. Specifically, lower pressure gathering systems allow wells, which produce at progressively lower field pressures as they age, to remain connected to gathering systems and to continue to produce for longer periods of time. As the pressure of a well declines, it becomes increasingly difficult to deliver the remaining production in the ground against a higher pressure that exists in the connecting gathering system. Field compression is typically used to lower the pressure of a gathering system. If field compression is not installed, then the remaining production in the ground will not be produced because it cannot overcome the higher gathering system pressure. In contrast, if field compression is installed, then a well can continue delivering production that otherwise might not be produced.

Natural gas has a varied composition depending on the field, the formation and the reservoir from which it is produced. Natural gas from certain formations is higher in carbon dioxide, hydrogen sulfide or certain other contaminants. Treating plants remove carbon dioxide and hydrogen sulfide from natural gas to ensure that it meets pipeline quality specifications.

Some natural gas produced by a well does not meet the pipeline quality specifications established by downstream pipelines or is not suitable for commercial use and must be processed to remove the mixed NGL stream. In addition, some natural gas produced by a well, while not required to be processed, can be processed to take advantage of favorable margins for NGLs extracted from the gas stream. Natural gas processing involves the separation of natural gas into pipeline quality natural gas, or residue gas, and a mixed NGL stream.

Through ETP’s midstream operations, ETP owns and operates approximately 35,000 miles of in service natural gas gathering pipeline, 31 natural gas processing plants, 21 natural gas treating facilities and 4 natural gas conditioning facilities with an aggregate processing, treating and conditioning capacity of approximately 10.1 Bcf/d. ETP’s midstream operations focus on the gathering, compression, treating, blending, and processing of natural gas, and ETP’s operations are currently concentrated in major producing basins and shales, including the Austin Chalk trend and Eagle Ford Shale in South and Southeast Texas, the Permian Basin in West Texas and

New Mexico, the Barnett Shale and Woodford Shale in North Texas, the Bossier Sands in East Texas, the Marcellus Shale in West Virginia, and the Haynesville Shale in East Texas and Louisiana. Many of ETP’s midstream assets are integrated with its intrastate transportation and storage assets.

ETP’s midstream operations also include a 60% interest in Edwards Lime Gathering LLC, which operates natural gas gathering, oil pipeline, and oil stabilization facilities in south Texas, a 33.33% membership interest in Ranch Westex JV LLC, which processes natural gas delivered from the NGLs-rich shale formations in west Texas, a 75% membership interest in Ohio River Systems LLC, which operates a natural gas gathering system in the Utica shale in Ohio, and a 50% interest in Mi Vida JV LLC, which operates a cryogenic processing plant and related facilities in West Texas, a 51% membership interest in Aqua—PVR Water Services, LLC, which transports and supplies fresh water to natural gas producers in the Marcellus shale in Pennsylvania, and a 50% interest in Sweeny Gathering LP, which operates a natural gas gathering facility in South Texas.

The results from ETP’s midstream operations are primarily derived from margins ETP earns for natural gas volumes that are gathered, transported, purchased and sold through ETP’s pipeline systems and the natural gas and NGL volumes processed at its processing and treating facilities.

Liquids Transportation and Services Operations

NGL transportation pipelines transport mixed NGLs and other hydrocarbons from natural gas processing facilities to fractionation plants and storage facilities. NGL storage facilities are used for the storage of mixed NGLs, NGL products and petrochemical products owned by third-parties in storage tanks and underground wells, which allow for the injection and withdrawal of such products at various times of the year to meet demand cycles. NGL fractionators separate mixed NGL streams into purity products, such as ethane, propane, normal butane, isobutane and natural gasoline.

Through ETP’s liquids transportation and services operations ETP owns Lone Star, which owns approximately 2,000 miles of NGL pipelines with an aggregate transportation capacity of approximately 388,000 Bbls/d, three NGL processing plants with an aggregate processing capacity of approximately 904 MMcf/d, four NGL and propane fractionation facilities with an aggregate capacity of 325,000 Bbls/d and NGL storage facilities with aggregate working storage capacity of approximately 51 million Bbls. Four NGL and propane fractionation facilities and the NGL storage facilities are located at Mont Belvieu, Texas, one NGL fractionation facility is located in Geismar, Louisiana, and the NGL pipelines primarily transport NGLs from the Permian and Delaware basins and the Barnett and Eagle Ford Shales to Mont Belvieu. ETP also owns and operates approximately 274 miles of NGL pipelines including a 50% interest in the joint venture that owns the Liberty pipeline, an approximately 87-mile NGL pipeline and the recently converted 82-mile Rio Bravo crude oil pipeline.

Liquids transportation revenue is principally generated from fees charged to customers under dedicated contracts or take-or-pay contracts. Under a dedicated contract, the customer agrees to deliver the total output from particular processing plants that are connected to the NGL pipeline. Take-or-pay contracts have minimum throughput commitments requiring the customer to pay regardless of whether a fixed volume is transported. Transportation fees are market-based, negotiated with customers and competitive with regional regulated pipelines.

NGL fractionation revenue is principally generated from fees charged to customers under take-or-pay contracts. Take-or-pay contracts have minimum payment obligations for throughput commitments requiring the customer to pay regardless of whether a fixed volume is fractionated from raw make into purity NGL products. Fractionation fees are market-based, negotiated with customers and competitive with other fractionators along the Gulf Coast.

NGL storage revenues are derived from base storage fees and throughput fees. Base storage fees are firm take or pay contracts based on the volume of capacity reserved, regardless of the capacity actually used. Throughput fees are charged for providing ancillary services, including receipt and delivery and custody transfer fees.

These operations also include revenues earned from the marketing of NGLs and processing and fractionating refinery off-gas. Marketing of NGLs primarily generates margin from selling ratable NGLs to end users and from optimizing storage assets. Processing and fractionation of refinery off-gas margin is generated from a percentage-of-proceeds of Olefins-grade (“O-grade”) product sales and income sharing contracts, which are subject to market pricing of olefins and NGLs.

ETP’s Investment in SXL

ETP’s interests in SXL consist of 67.1 million SXL common units and 9.4 million SXL Class B units, collectively representing 27.5% of the limited partner interests in SXL as of December 31, 2015. ETP also owns a 99.9% interest in Sunoco Partners LLC, the entity that owns the general partner interest and IDRs in SXL. Because ETP controls SXL through its ownership of the general partner, the operations of SXL are consolidated into ETP.

SXL owns and operates a logistics business, consisting of a geographically diverse portfolio of complementary pipeline, terminalling, and acquisition and marketing assets that are used to facilitate the purchase and sale of crude oil, NGLs and refined products primarily in the Northeast, Midwest and Southwest regions of the United States. In addition, SXL owns interests in several product pipeline joint ventures.

SXL’s crude oil segment provides transportation, terminalling and acquisition and marketing services to crude oil markets throughout the Southwest, Midwest and Northeastern United States. Included within the segment is approximately 5,900 miles of crude oil trunk and gathering pipelines in the Southwest and Midwest United States and equity ownership interests in three crude oil pipelines. SXL’s crude oil terminalling services operate with an aggregate storage capacity of approximately 28 million barrels, including approximately 24 million barrels at its Gulf Coast terminal in Nederland, Texas and approximately 3 million barrels at its Fort Mifflin terminal complex in Pennsylvania. SXL’s crude oil acquisition and marketing activities utilize its pipeline and terminal assets, its proprietary fleet crude oil tractor trailers and truck unloading facilities, as well as third-party assets, to service crude oil markets principally in the mid-continent United States.

SXL’s NGLs segment transports, stores, and executes acquisition and marketing activities utilizing a complementary network of pipelines, storage and blending facilities, and strategic off-take locations that provide access to multiple NGLs markets. The segment contains approximately 900 miles of NGLs pipelines, primarily related to its Mariner systems located in the Northeast and Southwest United States. Terminalling services are facilitated by approximately 5 million barrels of NGLs storage capacity, including approximately 1 million barrels of storage at its Nederland, Texas terminal facility and 3 million barrels at its Marcus Hook, Pennsylvania terminal facility (the “Marcus Hook Industrial Complex”). This segment also carries out SXL’s NGLs blending activities, including utilizing its patented butane blending technology.

SXL’s refined products segment provides transportation and terminalling services, through the use of approximately 1,800 miles of refined products pipelines and approximately 40 active refined products marketing terminals. SXL’s marketing terminals are located primarily in the Northeast, Midwest and Southeast United States, with approximately 8 million barrels of refined products storage capacity. SXL’s refined products segment includes its Eagle Point facility in New Jersey, which has approximately 6 million barrels of refined products storage capacity. The segment also includes SXL’s equity ownership interests in four refined products pipeline companies. The segment also performs terminalling activities at SXL’s Marcus Hook Industrial Complex. SXL’s refined products segment utilizes its integrated pipeline and terminalling assets, as well as acquisition and marketing activities, to service refined products markets in several regions in the United States.

Retail Marketing Operations

ETP’s retail marketing business operations are conducted through various wholly-owned subsidiaries as well as through Sunoco, which ETP controls through its ownership of the general partner.

ETP’s retail marketing business operations is conducted through ETP’s wholly-owned subsidiary, Sunoco, Inc. ETP’s retail marketing operations include the sales of motor fuel (gasoline and diesel) and merchandise at company-operated retail locations and branded convenience stores conducted in 14 states, primarily on the East coast and South regions of the United States.

ETP also currently owns a 68.42% membership interest in Sunoco, LLC, which distributes approximately 5.3 billion gallons per year of motor fuel to customers in the East, Midwest and Southwest regions of the United States. The remaining 31.58% membership interest in Sunoco, LLC is held by Sunoco. Sunoco also owns 50.1% of the voting interests in Sunoco, LLC; therefore, ETP does not have a controlling interest in Sunoco, LLC and accounts for its investment under the equity method.

As discussed above, ETP expects to contribute to Sunoco the remaining 68.42% interest in Sunoco, LLC and 100% interest in the legacy Sunoco, Inc. retail business for $2.23 billion. Sunoco will pay ETP $2.03 billion in cash, subject to certain working capital adjustments, and will issue to ETP 5.7 million Sunoco common units. The transaction was effective January 1, 2016 and is expected to close in March 2016.

ETP’s retail marketing operations also currently own 37.8 million Sunoco common units, which are accounted for under the equity method. Sunoco is a master limited partnership that operates more than 850 convenience stores and retail fuel sites and distributes motor fuel to convenience stores, independent dealers, commercial customers and distributors located in 30 states at approximately 6,800 sites, both directly as well as through its 31.58% interest in Sunoco, LLC. Sunoco’s general partner is owned by ETE.

ETP’s Other Operations and Investments

ETP’s other operations and investments include the following:

•	Prior to the Regency merger, ETP owned an investment in Regency common units and Class F units, which were received by Southern Union Company (now Panhandle) in exchange for the contribution of its interest in Southern Union Gathering Company, LLC to Regency on April 30, 2013.

•	Sunoco, Inc. owns an approximate 33% non-operating interest in PES, a refining joint venture with The Carlyle Group, L.P., which owns a refinery in Philadelphia. Sunoco, Inc. has a supply contract for gasoline and diesel produced at the refinery for its retail marketing business.

•	ETP conducts marketing operations in which it markets the natural gas that flows through its gathering and intrastate transportation assets, referred to as on-system gas. ETP also attracts other customers by marketing volumes of natural gas that do not move through its assets, referred to as off-system gas. For both on-system and off-system gas, ETP purchases natural gas from natural gas producers and other suppliers and sells that natural gas to utilities, industrial consumers, other marketers and pipeline companies, thereby generating gross margins based upon the difference between the purchase and resale prices of natural gas, less the costs of transportation. For the off-system gas, ETP purchases gas or acts as an agent for small independent producers that may not have marketing operations.

•	ETP owns all of the outstanding equity interests of a natural gas compression equipment business with operations in Arkansas, California, Colorado, Louisiana, New Mexico, Oklahoma, Pennsylvania and Texas.

•	ETP owns 100% of the membership interests of ETG, which owns all of the partnership interests of Energy Transfer Technologies, Ltd. (“ETT”). ETT provides compression services to customers engaged in the transportation of natural gas, including ETP’s other operations.

•	ETP owns a 40% interest in LCL, which is developing a LNG liquefaction project.

•	ETP owns and operates a fleet of compressors used to provide turn-key natural gas compression services for customer specific systems. ETP also owns and operates a fleet of equipment used to provide treating services, such as carbon dioxide and hydrogen sulfide removal, natural gas cooling, dehydration and BTU management.

•	ETP is involved in the management of coal and natural resources properties and the related collection of royalties. ETP also earns revenues from other land management activities, such as selling standing timber, leasing coal-related infrastructure facilities, and collecting oil and gas royalties. These operations also included Coal Handling, which owns and operates end-user coal handling facilities.

•	ETP also owns PEI Power Corp. and PEI Power II, which own and operate a facility in Pennsylvania that generates a total of 75 megawatts of electrical power.

Investment in Sunoco

Sunoco is engaged in retail sale of motor fuels and merchandise through its company-operated convenience stores and retail fuel sites, as well as the wholesale distribution of motor fuels to convenience stores, independent dealers, commercial customers and distributors. Additionally, through its ownership interest in Sunoco, LLC it is the exclusive wholesale supplier of the iconic Sunoco branded motor fuel, supplying an extensive distribution network of more than 5,000 Sunoco-branded third-party and affiliate operated locations.

Wholesale Operations

Sunoco’s wholesale operations consist of wholesale distribution of motor fuels and other petroleum products to the retail operations, Sunoco, Inc., third-party dealers, and independent operators of consignment locations. Sunoco purchases motor fuel primarily from independent refiners and major oil companies and distributes it across more than 30 states throughout the East Coast and Southeast regions of the United States from Maine to Florida and from Florida to New Mexico, as well as Hawaii to:

•	customers through its approximately 900 company operated convenience stores and fuel outlets, including 725 Stripes convenience stores;

•	438 Sunoco-operated convenience stores and retail fuel outlets, pursuant to the SUN R&M Distribution Contract (supplied by Sunoco, LLC);

•	147 independently operated consignment locations where Sunoco sells motor fuel under consignment arrangements to retail customers;

•	5,323 convenience stores and retail fuel outlets operated by independent operators, which are referred to as “dealers,” or “distributors” pursuant to long-term distribution agreements (including 4,624 Sunoco branded dealers and distributors supplied by Sunoco, LLC on a consolidated basis); and

•	approximately 1,930 other commercial customers, including unbranded convenience stores, other fuel distributors, school districts and municipalities and other industrial customers (including 373 supplied by Sunoco, LLC on a consolidated basis).

Through its ownership interest in Sunoco, LLC, Sunoco is the exclusive wholesale supplier of the iconic Sunoco branded motor fuel, supplying an extensive distribution network of approximately 5,000 Sunoco-branded company, third-party and affiliate operated locations throughout the Southeast, Mid-Atlantic and Northeast regions of the United States as well as 191 company operated Sunoco branded locations in Texas. ETE believes Sunoco is one of the largest independent motor fuel distributors by gallons in Texas and, through its various entities, one of the largest distributors of Chevron, Exxon, and Valero branded motor fuel in the United States. In addition to distributing motor fuel, Sunoco distributes other petroleum products such as propane and lube oil, and receives rental income from real estate that it leases or subleases. Sales of fuel from its wholesale operations to its retail operations are delivered at a cost plus profit margin.

Retail Operations

As of December 31, 2015, Sunoco’s retail operations consisted of approximately 900 convenience stores and retail fuel outlets offering merchandise, food service, motor fuel and other services.

The retail convenience stores operate under several brands, including the proprietary brands Stripes and Aloha Island Mart. Historically, sales and operating income are highest in the second and third quarters during the summer activity months and lowest during the winter months. This seasonality is mitigated by MACS and Aloha. The stores carry a broad selection of food, beverages, snacks, grocery and non-food merchandise, motor fuel and other services. The following table provides the number of sites operated as of December 31, 2015:

Texas	678
Virginia	71
Hawaii	50
Tennessee	38
New Mexico	29
Oklahoma	18
Maryland	14
Georgia	2

Total	900

As of December 31, 2015, Sunoco operated 725 Stripes convenience stores in Texas, New Mexico and Oklahoma which stock 2,500 to 3,500 merchandise units, on average, with each store offering a customized merchandise mix based on local customer demand and preferences. To further differentiate its merchandise offering, Stripes has developed numerous proprietary offerings and private label items unique to Stripes stores, including Laredo Taco Company® restaurants, Café de la Casa® custom blended coffee, Slush Monkey® frozen carbonated beverages, Quake® energy drink, Smokin’ Barrel® beef jerky and meat snacks, Monkey Loco® candies, Monkey Juice® and Royal® brand cigarettes. Stripes has built approximately 236 large-format convenience stores from January 2000 through December 31, 2015 and expects to construct and open approximately 35 to 40 stores during 2016. Stripes has implemented its proprietary in-house Laredo Taco Company restaurants in over 440 Stripes convenience stores and intends to implement it in all newly constructed Stripes convenience stores. Stripes also owns and operates ATM and proprietary money order systems in most of its stores and also provides other services such as lottery, prepaid telephone cards and wireless services, movie rental and car washes.

Sunoco operated approximately 175 MACS and Aloha convenience stores and fuel outlets in Virginia, Maryland, Tennessee, Georgia, and Hawaii offering merchandise, food service, motor fuel and other services. As of December 31, 2015, MACS had approximately 125 company-operated retail convenience stores and Aloha operates 50 Aloha, Shell, and Mahalo branded fuel stations.

Investment in Lake Charles LNG

Lake Charles LNG provides terminal services for shippers by receiving LNG at the facility for storage and delivering such LNG to shippers, either in liquid state or gaseous state after regasification. Lake Charles LNG derives all of its revenue from a series of long term contracts with a wholly-owned subsidiary of BG Group.

Lake Charles LNG is currently developing a natural gas liquefaction facility with BG Group for the export of LNG. Lake Charles LNG is currently developing a natural gas liquefaction facility with BG Group for the export of LNG. In December 2015, Lake Charles LNG received authorization from the FERC to site, construct, and operate facilities for the liquefaction and export of natural gas. On February 15, 2016, Royal Dutch Shell plc completed its acquisition of BG Group. Final investments decisions from Royal Dutch Shell plc and LCL are expected to be made in 2016, with construction to start immediately following a positive decision and first LNG exports anticipated about four years later.

Asset Overview

Investment in ETP

The following details the assets in ETP’s operations:

Intrastate Transportation and Storage

The following details pipelines and storage facilities in ETP’s intrastate transportation and storage operations:

ET Fuel System

•	Capacity of 5.2 Bcf/d

•	Approximately 2,770 miles of natural gas pipeline

•	Two storage facilities with 12.4 Bcf of total working gas capacity

•	Bi-directional capabilities

The ET Fuel System serves some of the most prolific production areas in the United States and is comprised of intrastate natural gas pipeline and related natural gas storage facilities. The ET Fuel System has many interconnections with pipelines providing direct access to power plants, other intrastate and interstate pipelines and is strategically located near high-growth production areas and provides access to the Waha Hub near Midland, Texas, the Katy Hub near Houston, Texas and the Carthage Hub in East Texas, the three major natural gas trading centers in Texas.

The ET Fuel System also includes ETP’s Bethel natural gas storage facility, with a working capacity of 6.4 Bcf, an average withdrawal capacity of 300 MMcf/d and an injection capacity of 75 MMcf/d, and ETP’s Bryson natural gas storage facility, with a working capacity of 6.0 Bcf, an average withdrawal capacity of 120 MMcf/d and an average injection capacity of 96 MMcf/d. All of ETP’s storage capacity on the ET Fuel System is contracted to third parties under fee-based arrangements that extend through 2017.

In addition, the ET Fuel System is integrated with ETP’s Godley processing plant which gives ETP the ability to bypass the plant when processing margins are unfavorable by blending the untreated natural gas from the North Texas System with natural gas on the ET Fuel System while continuing to meet pipeline quality specifications.

Oasis Pipeline

•	Capacity of 1.2 Bcf/d

•	Approximately 600 miles of natural gas pipeline

•	Connects Waha to Katy market hubs

•	Bi-directional capabilities

The Oasis pipeline is primarily a 36-inch natural gas pipeline. It has bi-directional capability with approximately 1.2 Bcf/d of throughput capacity moving west-to-east and greater than 750 MMcf/d of throughput capacity moving east-to-west. The Oasis pipeline has many interconnections with other pipelines, power plants, processing facilities, municipalities and producers.

The Oasis pipeline is integrated with ETP’s Southeast Texas System and is an important component to maximizing ETP’s Southeast Texas System’s profitability. The Oasis pipeline enhances the Southeast Texas System by (i) providing access for natural gas on the Southeast Texas System to other third-party supply and market points and interconnecting pipelines and (ii) allowing ETP to bypass ETP’s processing plants and treating facilities on the Southeast Texas System when processing margins are unfavorable by blending untreated natural gas from the Southeast Texas System with gas on the Oasis pipeline while continuing to meet pipeline quality specifications.

HPL System

•	Capacity of 5.3 Bcf/d

•	Approximately 3,800 miles of natural gas pipeline

•	Bammel storage facility with 52.5 Bcf of total working gas capacity

The HPL System is an extensive network of intrastate natural gas pipelines, an underground Bammel storage reservoir and related transportation assets. The system has access to multiple sources of historically significant natural gas supply reserves from South Texas, the Gulf Coast of Texas, East Texas and the Western Gulf of Mexico, and is directly connected to major gas distribution, electric and industrial load centers in Houston, Corpus Christi, Texas City and other cities located along the Gulf Coast of Texas. The HPL System is well situated to gather and transport gas in many of the major gas producing areas in Texas including a strong presence in the key Houston Ship Channel and Katy Hub markets, allowing ETP to play an important role in the Texas natural gas markets. The HPL System also offers its shippers off-system opportunities due to its numerous interconnections with other pipeline systems, its direct access to multiple market hubs at Katy, the Houston Ship Channel and Agua Dulce, and ETP’s Bammel storage facility.

The Bammel storage facility has a total working gas capacity of approximately 52.5 Bcf, a peak withdrawal rate of 1.3 Bcf/d and a peak injection rate of 0.6 Bcf/d. The Bammel storage facility is located near the Houston Ship Channel market area and the Katy Hub and is ideally suited to provide a physical backup for on-system and off-system customers. As of December 31, 2015, ETP had approximately 9.3 Bcf committed under fee-based arrangements with third parties and approximately 40 Bcf stored in the facility for ETP’s own account.

East Texas Pipeline

•	Capacity of 2.4 Bcf/d

•	Approximately 370 miles of natural gas pipeline

The East Texas pipeline connects three treating facilities, one of which ETP owns, with ETP’s Southeast Texas System. The East Texas pipeline serves producers in East and North Central Texas and provides access to the Katy Hub. The East Texas pipeline includes the 36-inch East Texas extension to connect ETP’s Reed compressor station in Freestone County to ETP’s Grimes County compressor station, the 36-inch Katy expansion connecting Grimes to the Katy Hub, and the 42-inch Southeast Bossier pipeline connecting ETP’s Cleburne to Carthage pipeline to the HPL System.

RIGS Haynesville Partnership Co.

•	Capacity of 2.1 Bcf/d

•	Approximately 450 miles of natural gas pipeline

•	ETP owns a 49.99% general partner interest

RIGS is a 450-mile intrastate pipeline that delivers natural gas from Northwest Louisiana to downstream pipelines and markets.

Interstate Transportation and Storage

The following details ETP’s pipelines in the interstate transportation and storage operations.

Florida Gas Transmission Pipeline

•	Capacity of 3.1 Bcf/d

•	Approximately 5,325 miles of interstate natural gas pipeline

•	FGT is owned by Citrus, a 50/50 joint venture with Kinder Morgan, Inc. (“KMI”)

The Florida Gas Transmission pipeline is an open-access interstate pipeline system with a mainline capacity of 3.1 Bcf/d and approximately 5,325 miles of pipelines extending from South Texas through the Gulf Coast region of the United States to South Florida. The Florida Gas Transmission pipeline system receives natural gas from various onshore and offshore natural gas producing basins. FGT is the principal transporter of natural gas to the Florida energy market, delivering over 66% of the natural gas consumed in the state. In addition, Florida Gas Transmission’s pipeline system operates and maintains over 81 interconnects with major interstate and intrastate natural gas pipelines, which provide FGT’s customers access to diverse natural gas producing regions.

FGT’s customers include electric utilities, independent power producers, industrials and local distribution companies.

Transwestern Pipeline

•	Capacity of 2.1 Bcf/d

•	Approximately 2,600 miles of interstate natural gas pipeline

•	Bi-directional capabilities

The Transwestern pipeline is an open-access interstate natural gas pipeline extending from the gas producing regions of West Texas, Eastern and Northwestern New Mexico, and Southern Colorado primarily to pipeline interconnects off the east end of its system and to pipeline interconnects at the California border. The Transwestern pipeline has access to three significant gas basins: the Permian Basin in West Texas and Eastern New Mexico; the San Juan Basin in Northwestern New Mexico and Southern Colorado; and the Anadarko Basin in the Texas and Oklahoma Panhandle. Natural gas sources from the San Juan Basin and surrounding producing areas can be delivered eastward to Texas intrastate and mid-continent connecting pipelines and natural gas market hubs as well as westward to markets in Arizona, Nevada and California. Transwestern’s Phoenix lateral pipeline, with a throughput capacity of 500 MMcf/d, connects the Phoenix area to the Transwestern mainline.

Transwestern’s customers include local distribution companies, producers, marketers, electric power generators and industrial end-users.

Panhandle Eastern Pipe Line

•	Capacity of 2.8 Bcf/d

•	Approximately 6,000 miles of interstate natural gas pipeline

•	Bi-directional capabilities

•	Five natural gas storage fields

The Panhandle Eastern Pipe Line’s transmission system consists of four large diameter pipelines extending approximately 1,300 miles from producing areas in the Anadarko Basin of Texas, Oklahoma and Kansas through Missouri, Illinois, Indiana, Ohio and into Michigan. Panhandle Eastern Pipe Line is owned by a subsidiary of ETP Holdco.

Lake Charles LNG Pipeline

•	Capacity of 0.9 Bcf/d

•	Approximately 3,200 miles of interstate natural gas pipeline

•	Bi-directional capabilities

The Lake Charles LNG pipeline’s transmission system consists of one large diameter pipeline extending approximately 1,400 miles from the Gulf Coast areas of Texas and Louisiana through Arkansas, Mississippi, Tennessee, Kentucky, Illinois, Indiana and to Michigan. Lake Charles LNG pipeline is owned by a subsidiary of ETP Holdco.

During 2015, 45 miles of Lake Charles LNG 24 inch pipeline and 636 miles of Lake Charles LNG 30 inch pipeline were taken out of service in advance of being repurposed from natural gas service to crude oil service, coinciding with the transfer of the assets to a related company.

Tiger Pipeline

•	Capacity of 2.4 Bcf/d

•	Approximately 195 miles of interstate natural gas pipeline

•	Bi-directional capabilities

The Tiger pipeline is an approximately 195-mile interstate natural gas pipeline that connects to ETP’s dual 42-inch pipeline system near Carthage, Texas, extends through the heart of the Haynesville Shale and ends near Delhi, Louisiana, with interconnects to at least seven interstate pipelines at various points in Louisiana. The pipeline has a capacity of 2.4 Bcf/d, all of which is sold under long-term contracts ranging from 10 to 15 years.

Fayetteville Express Pipeline

•	Capacity of 2.0 Bcf/d

•	Approximately 185 miles of interstate natural gas pipeline

•	50/50 joint venture through ETC FEP with KMI

The Fayetteville Express pipeline is an approximately 185-mile interstate natural gas pipeline that originates near Conway County, Arkansas, continues eastward through White County, Arkansas and terminates at an interconnect with Trunkline Gas Company in Panola County, Mississippi. The pipeline has long-term contracts for 1.85 Bcf/d ranging from 10 to 12 years.

Sea Robin Pipeline

•	Capacity of 2.0 Bcf/d

•	Approximately 1,000 miles of interstate natural gas pipeline

The Sea Robin pipeline’s transmission system consists of two offshore Louisiana natural gas supply systems extending approximately 120 miles into the Gulf of Mexico.

Midcontinent Express Pipeline LLC

•	Capacity of 1.8 Bcf/d

•	Approximately 500 miles of interstate natural gas pipeline

•	ETP owns a 50% interest

MEP owns a 500-mile interstate pipeline stretching from Southeast Oklahoma through Northeast Texas, Northern Louisiana and Central Mississippi to an interconnect with the Transcontinental Gas Pipeline System in Butler, Alabama.

Gulf States

•	Capacity of 0.1 Bcf/d

•	Approximately 10 miles of interstate natural gas pipeline

Gulf States owns a 10-mile interstate pipeline that extends from Harrison County, Texas to Caddo Parish, Louisiana.

Midstream

The following details the assets in ETP’s midstream operations:

Southeast Texas System

•	Approximately 7,100 miles of natural gas pipeline

•	One natural gas processing plant (La Grange) with aggregate capacity of 210 MMcf/d

•	10 natural gas treating facilities with aggregate capacity of 1.2 Bcf/d

•	One natural gas conditioning facility with aggregate capacity of 200 MMcf/d

The Southeast Texas System is an integrated system that gathers, compresses, treats, processes and transports natural gas from the Austin Chalk trend. The Southeast Texas System is a large natural gas gathering system covering thirteen counties between Austin and Houston. This system is connected to the Katy Hub through the East Texas pipeline and is connected to the Oasis pipeline, as well as two power plants. This allows ETP to bypass processing plants and treating facilities when processing margins are unfavorable by blending untreated natural gas from the Southeast Texas System with natural gas on the Oasis pipeline while continuing to meet pipeline quality specifications.

The La Grange processing plant is a natural gas processing plant that processes the rich natural gas that flows through ETP’s system to produce residue gas and NGLs. Residue gas is delivered into ETP’s intrastate pipelines and NGLs are delivered into ETP’s NGL pipelines and then to Lone Star.

ETP’s treating facilities remove carbon dioxide and hydrogen sulfide from natural gas gathered into ETP’s system before the natural gas is introduced to transportation pipelines to ensure that the gas meets pipeline quality specifications. In addition, ETP’s conditioning facilities remove heavy hydrocarbons from the gas gathered into ETP’s systems so the gas can be redelivered and meet downstream pipeline hydrocarbon dew point specifications.

North Texas System

•	Approximately 160 miles of natural gas pipeline

•	One natural gas processing plant (the Godley plant) with aggregate capacity of 700 MMcf/d

•	One natural gas conditioning facility with capacity of 100 MMcf/d

The North Texas System is an integrated system located in four counties in North Texas that gathers, compresses, treats, processes and transports natural gas from the Barnett and Woodford Shales. The system includes ETP’s Godley processing plant, which processes rich natural gas produced from the Barnett Shale and is integrated with the North Texas System and the ET Fuel System. The facility consists of a processing plant and a conditioning facility.

Northern Louisiana

•	Approximately 280 miles of natural gas pipeline

•	Three natural gas treating facilities with aggregate capacity of 385 MMcf/d

ETP’s Northern Louisiana assets comprise several gathering systems in the Haynesville Shale with access to multiple markets through interconnects with several pipelines, including ETP’s Tiger pipeline. The Northern Louisiana assets include the Bistineau, Creedence, and Tristate Systems.

Eagle Ford System

•	Approximately 1,090 miles of natural gas pipeline

•	Four processing plants (Chisholm, Kenedy, Jackson and King Ranch) with capacity of 1,940 MMcf/d

•	One natural gas treating facility with capacity of 300 MMcf/d

The Eagle Ford gathering system consists of 30-inch and 42-inch natural gas transportation pipelines delivering 1.4 Bcf/d of capacity originating in Dimmitt County, Texas and extending to ETP’s Chisholm pipeline for ultimate deliveries to ETP’s existing processing plants. The Chisholm, Kenedy and Jackson processing plants are connected to ETP’s intrastate transportation pipeline systems for deliveries of residue gas and are also connected with ETP’s NGL pipelines for delivery of NGLs to Lone Star.

Arklatex System

•	Approximately 2,800 miles of natural gas pipeline

•	Three natural gas processing facilities, (Dubach, Dubberly and Brookland) with aggregate capacity of 510 MMcf/d

•	Two natural gas treating facilities

•	One conditioning facility

The Arklatex assets gather, compress, treat and dehydrate natural gas in several Parishes of North and West Louisiana and several counties in East Texas. These assets also include cryogenic natural gas processing facilities, a refrigeration plant, a conditioning plant, amine treating plants and an interstate NGL pipeline.

Through the gathering and processing systems described above and their interconnections with RIGS in North Louisiana, ETP offers producers wellhead-to-market services, including natural gas gathering, compression, processing, treating and transportation.

South Texas System

•	Approximately 1,300 miles of natural gas pipeline

•	Three natural gas treating facilities with aggregate capacity to 335 MMcf/d

The South Texas assets gather, compress, treat and dehydrate natural gas in Bee, LaSalle, Webb, Karnes, Atascosa, McMullen, Frio and Dimmitt counties. The pipeline systems are connected to third-party processing plants and treating facilities that include acid gas reinjection wells located in McMullen County, Texas. ETP also gathers oil for producers in the region and delivers it to tanks for further transportation by truck or pipeline.

The natural gas supply for the South Texas gathering systems is derived from a combination of natural gas wells located in a mature basin that generally have long lives and predictable gas flow rates, including the Frio, Vicksburg, Miocene, Canyon Sands and Wilcox formations, and the NGLs-rich and oil-rich Eagle Ford shale formation.

ETP owns a 60% interest in Edwards Lime Gathering LLC with Talisman Energy USA Inc. and Statoil Texas Onshore Properties LP owning the remaining 40% interest. ETP operates a natural gas gathering oil pipeline and oil stabilization facilities for the joint venture while ETP’s joint venture partners operate a lean gas gathering system in the Edwards Lime natural gas trend that delivers to this system.

Permian System

•	Approximately 7,820 miles of natural gas pipeline

•	Eight processing facilities (Waha, Coyanosa, Red Bluff, Halley, Jal, Keystone, Tippet and Kebel) with aggregate capacity of 995 MMcf/d

•	Two treating facilities with aggregate capacity of 200 MMcf/d

The Permian Basin gathering system assets offer wellhead-to-market services to producers in the Texas counties of Ward, Winkler, Reeves, Pecos, Crocket, Upton, Crane, Ector, Culberson, Reagan and Andrews counties, as well as into Eddy and Lea counties in New Mexico which surround the Waha Hub, one of Texas’s developing NGLs-rich natural gas market areas. As a result of the proximity of the system to the Waha Hub, the Waha gathering system has a variety of market outlets for the natural gas that ETP gathers and processes, including several major interstate and intrastate pipelines serving California, the mid-continent region of the United States and Texas natural gas markets. The NGL market outlets include Lone Star’s NGL pipeline.

During 2015, Regency completed construction on a 200 MMcf/d cryogenic processing plant on behalf of Mi Vida JV LLC, a joint venture in which ETE owns a 50% membership interest. ETP operates the plant and related facilities on behalf of Mi Vida JV LLC.

ETP owns a 33.33% membership interest in Ranch JV which processes natural gas delivered from the NGLs-rich Bone Spring and Avalon shale formations in West Texas. The joint venture owns a 25 MMcf/d refrigeration plant and a 100 MMcf/d cryogenic processing plant.

Mid-Continent Region

•	Approximately 13,500 miles of natural gas pipeline

•	15 natural gas processing facilities (Mocane, Beaver, Antelope Hills, Woodall, Wheeler, Sunray, Hemphill, Phoenix, Crescent, Hamlin, Spearman, Red Deer, Lefors, Cargray and Gray) with aggregate capacity of 910 MMcf/d

•	One natural gas treating facilities with aggregate capacity of 20 MMcf/d

The mid-continent systems are located in two large natural gas producing regions in the United States, the Hugoton Basin in Southwest Kansas, and the Anadarko Basin in Western Oklahoma and the Texas Panhandle. These mature basins have continued to provide generally long-lived, predictable production volume. ETP’s mid-continent gathering assets are extensive systems that gather, compress and dehydrate low-pressure gas. ETP has 15 natural gas producing facilities and approximately 13,500 miles of gathering pipeline.

ETP operates its mid-continent gathering systems at low pressures to maximize the total throughput volumes from the connected wells. Wellhead pressures are therefore adequate to allow for flow of natural gas into the gathering lines without the cost of wellhead compression.

ETP also owns the Hugoton gathering system that has 1,900 miles of pipeline extending over nine counties in Kansas and Oklahoma. This system is operated by a third party.

Eastern Region

•	Approximately 500 miles of natural gas pipeline

The eastern region assets are located in Pennsylvania, Ohio, and West Virginia, and gather natural gas from the Marcellus and Utica basins. ETE’s eastern gathering assets include approximately 500 miles of natural gas gathering pipeline, natural gas trunkline pipelines, and fresh water pipelines, and the Lycoming, Wyoming, East Lycoming, Bradford, Green County, and Preston gathering and processing systems.

ETP also owns a 51% membership interest in Aqua - PVR Water Services, LLC, a joint venture that transports and supplies fresh water to natural gas producers drilling in the Marcellus Shale in Pennsylvania.

ETP and Traverse ORS LLC, a subsidiary of Traverse Midstream Partners LLC, own a 75% and 25% membership interest, respectively, in the Ohio River System LLC (“ORS”) joint venture. On behalf of ORS, ETP constructed and is operating its Ohio Utica River System, (the “ORS System”) which was completed in 2015 and consists of a 52-mile, 36-inch gathering trunkline that will be capable of delivering up to 2.1 Bcf/d to Rockies Express Pipeline (“REX”) and Texas Eastern Transmission, and potentially others and the construction of 25,000 horsepower of compression at the REX interconnect. This project also included the construction of a 12-mile, 30-inch lateral that connected to the tailgate of the Cadiz processing plant and Harrison County wellhead production.

Other Midstream Assets

ETP’s midstream operations also include ETP’s interests in various midstream assets located in Texas, New Mexico and Louisiana, with approximately 60 miles of gathering pipelines aggregating a combined capacity of approximately 115 MMcf/d, as well as one conditioning facility and the Rebel processing plant with capacity of 180 MMcf/d. ETP also owns approximately 27 miles of gathering pipelines serving the Marcellus Shale in West Virginia with aggregate capacity of approximately 250 MMcf/d.

Liquids Transportation and Services

The following details ETP’s assets in the liquids transportation and services operations.

West Texas System

•	Capacity of 137,000 Bbls/d

•	Approximately 1,170 miles of NGL transmission pipelines

The West Texas System, owned by Lone Star, is an intrastate NGL pipeline consisting of 3-inch to 16-inch long-haul, mixed NGLs transportation pipeline that delivers 137,000 Bbls/d of capacity from processing plants in the Permian Basin and Barnett Shale to the Mont Belvieu NGL storage facility.

West Texas Gateway Pipeline

•	Capacity of 209,000 Bbls/d

•	Approximately 570 miles of NGL transmission pipeline

The West Texas Gateway Pipeline, owned by Lone Star, began service in December 2012 and transports NGLs produced in the Permian and Delaware Basins and the Eagle Ford Shale to Mont Belvieu, Texas.

Other NGL Pipelines

•	Aggregate capacity of 490,000 Bbls/d

•	Approximately 274 miles of NGL transmission pipelines

Other NGL pipelines include the 127-mile Justice pipeline with capacity of 340,000 Bbls/d, the 87-mile Liberty pipeline with a capacity of 90,000 Bbls/d, the 45-mile Freedom pipeline with a capacity of 40,000 Bbls/d and the 15-mile Spirit pipeline with a capacity of 20,000 Bbls/d.

Rio Bravo Pipeline

•	Aggregate capacity of 100,000 Bbls/d

•	Approximately 82 miles of crude oil transmission pipeline

In 2014, ETP converted approximately 80 miles of natural gas pipeline from the HPL and Southeast Texas Systems to crude service and constructed approximately three miles of new crude oil pipeline.

Mont Belvieu Facilities

•	Working storage capacity of approximately 48 million Bbls

•	Approximately 185 miles of NGL transmission pipelines

•	300,000 Bbls/d NGL and propane fractionation facilities

The Mont Belvieu storage facility, owned by Lone Star, is an integrated liquids storage facility with over 48 million Bbls of salt dome capacity providing 100% fee-based cash flows. The Mont Belvieu storage facility has access to multiple NGL and refined product pipelines, the Houston Ship Channel trading hub, and numerous chemical plants, refineries and fractionators.

The Lone Star Fractionators I and II, completed in December 2012 and October 2013, respectively, handle NGLs delivered from several sources, including Lone Star’s West Texas Gateway pipeline and the Justice pipeline.

Hattiesburg Storage Facility

•	Working storage capacity of approximately 3.0 million Bbls

The Hattiesburg storage facility, owned by Lone Star, is an integrated liquids storage facility with approximately 4.5 million Bbls of salt dome capacity, providing 100% fee-based cash flows.

Sea Robin Processing Plant

•	One processing plant with 850 MMcf/d residue capacity and 26,000 Bbls/d

•	20% non-operating interest held by Lone Star

Sea Robin is a rich gas processing plant located on the Sea Robin Pipeline in Southern Louisiana. The plant, which is connected to nine interstate and four intrastate residue pipelines as well as various deep-water production fields, has a residue capacity of 850 MMcf/d and an NGL capacity of 26,000 Bbls/d.

Refinery Services

•	One processing plant (Chalmette) with capacity of 54 MMcf/d

•	One NGL fractionator with 25,000 Bbls/d capacity

•	Approximately 100 miles of NGL pipelines

Refinery Services, owned by Lone Star, consists of a refinery off-gas processing and O-grade NGL fractionation complex located along the Mississippi River refinery corridor in Southern Louisiana that cryogenically processes refinery off-gas and fractionates the O-grade NGL stream into its higher value components. The O-grade fractionator located in Geismar, Louisiana is connected by approximately 100 miles of pipeline to the Chalmette processing plant.

Investment in SXL

The following details the assets in ETP’s investment in SXL:

Crude Oil

Sunoco’s crude oil consists of an integrate set of pipeline, terminalling and acquisition and marketing assets that service the movement of crude oil from producers to end-user markets.

Crude Oil Pipelines

Southwest United States Pipelines. The Southwest pipelines include crude oil trunk pipelines and crude oil gathering pipelines in Texas. This includes the Permian Express 2 pipeline project which provides takeaway capacity from the Permian Basin, with origins in multiple locations in Western Texas: Midland, Garden City and Colorado City. With an initial capacity of approximately 200,000 Bbls/d, Permian Express 2 began delivery to multiple refiners and markets in the third quarter 2015. In connection with this project, SXL entered into an agreement with Vitol, Inc. to form SunVit, with each party owning a 50% interest. SunVit originates in Midland, Texas and runs to Garden City, Texas, where it connects into the Permian Express 2 pipeline system. The SunVit pipeline also commenced operations in the third quarter 2015. The Southwest pipelines also include a crude oil pipeline and gathering systems in Oklahoma. SXL has the ability to deliver substantially all of the crude oil gathered on the Oklahoma system to Cushing and is one of the largest purchasers of crude oil from producers in the state.

Midwest United States Pipelines. The Midwest United States pipeline system includes SXL’s majority interest in the Mid-Valley Pipeline Company which originates in Longview, Texas and passes through Louisiana, Arkansas, Mississippi, Tennessee, Kentucky and Ohio, and terminates in Samaria, Michigan. This pipeline provides crude oil to a number of refineries, primarily in the Midwest United States.

SXL also owns a crude oil pipeline that runs from Marysville, Michigan to Toledo, Ohio, and a truck injection point for local production at Marysville. This pipeline receives crude oil from the Enbridge pipeline system for delivery to refineries located in Toledo, Ohio and to Marathon’ Petroleum Corporation’s Samaria, Michigan tank farm, which supplies its refinery in Detroit, Michigan.

Crude Oil Terminals

Nederland. The Nederland terminal, located on the Sabine-Neches waterway between Beaumont and Port Arthur, Texas, is a large marine terminal providing storage and distribution services for refiners and other large transporters of crude oil and NGLs. The terminal receives, stores, and distributes crude oil, NGLs, feedstocks, lubricants, petrochemicals, and bunker oils (used for fueling ships and other marine vessels), and also blends lubricants. The terminal currently has a total storage capacity of approximately 25 million barrels in approximately 130 above ground storage tanks with individual capacities of up to 660,000 barrels, of which 24 million barrels of storage are dedicated to crude oil.

The Nederland terminal can receive crude oil at each of its five ship docks and three barge berths. The five ship docks are capable of receiving over 2 million Bbls/d of crude oil. In addition to SXL’s crude oil pipelines, the terminal can also receive crude oil through a number of other pipelines, including the DOE. The DOE pipelines connect the terminal to the United States Strategic Petroleum Reserve’s West Hackberry caverns at Hackberry, Louisiana and Big Hill near Winnie, Texas, which have an aggregate storage capacity of approximately 475 million barrels. The Nederland Terminal can deliver crude oil and other petroleum products via pipeline, barge, ship, rail, or truck. In total, the terminal is capable of delivering over 2 million Bbls/d of crude oil to SXL’s crude oil pipelines or a number of third party pipelines including the DOE. The Nederland terminal generates crude oil revenues primarily by providing term or spot storage services and throughput capabilities to a number of customers.

Fort Mifflin. The Fort Mifflin terminal complex is located on the Delaware River in Philadelphia, Pennsylvania and includes the Fort Mifflin terminal, the Hog Island wharf, the Darby Creek tank farm and connecting pipelines. Revenues are generated from the Fort Mifflin terminal complex by charging fees based on throughput. The Fort Mifflin terminal contains two ship docks with freshwater drafts and a total storage capacity of approximately 570,000 barrels. Crude oil and some refined products enter the Fort Mifflin terminal primarily from marine vessels on the Delaware River. One Fort Mifflin dock is designed to handle crude oil from very large crude carrier-class tankers and smaller crude oil vessels. The other dock can accommodate only smaller crude oil vessels.

The Hog Island wharf is located next to the Fort Mifflin terminal on the Delaware River and receives crude oil via two ship docks, one of which can accommodate crude oil tankers and smaller crude oil vessels, and the other of which can accommodate some smaller crude oil vessels.

The Darby Creek tank farm is a primary crude oil storage terminal for the Philadelphia refinery, which is operated by PES. This facility has a total storage capacity of approximately 3 million barrels. Darby Creek receives crude oil from the Fort Mifflin terminal and Hog Island wharf via SXL’s pipelines. The tank farm then stores the crude oil and transports it to the PES refinery via SXL’s pipelines.

Eagle Point. The Eagle Point terminal is located in Westville, New Jersey and consists of docks, truck loading facilities and a tank farm. The docks are located on the Delaware River and can accommodate three marine vessels (ships or barges) to receive and deliver crude oil, intermediate products and refined products to outbound ships and barges. The tank farm has a total active storage capacity of approximately one million barrels and can receive crude oil via barge, pipeline and rail. The terminal generate revenue primarily by charging fees based on throughput, blending services and storage.

Crude Oil Acquisition and Marketing

SXL’s crude oil acquisition and marketing activities include the gathering, purchasing, marketing and selling of crude oil primarily in the mid-continent United States. The operations are conducted using SXL’s assets, which include approximately 375 crude oil transport trucks and approximately 140 crude oil truck unloading facilities, as well as third-party truck, rail and marine assets. Specifically, the crude oil acquisition and marketing activities include:

•	purchasing crude oil at the wellhead from producers, and in bulk from aggregators at major pipeline interconnections and trading locations;

•	storing inventory during contango market conditions (when the price of crude oil for future delivery is higher than current prices);

•	buying and selling crude oil of different grades, at different locations in order to maximize value;

•	transporting crude oil using the pipelines, terminals and trucks or, when necessary or cost effective, pipelines, terminals or trucks owned and operated by third parties; and

•	marketing crude oil to major integrated oil companies, independent refiners and resellers through various types of sale and exchange transactions.

Natural Gas Liquids

SXL’s Natural Gas Liquids consists of an integrate set of pipeline, terminalling and acquisition and marketing assets that service the movement of NGLs from producers to end-user markets.

NGL Pipelines

•	SXL owns approximately 900 miles of NGLs pipelines, primarily related to the Mariner systems in the Northeast and Southwest United States. The Mariner South pipeline is part of a joint project with Lone Star to deliver export-grade propane and butane products from Lone Star’s Mont Belvieu, Texas storage and fractionation complex to the marine terminal in Nederland, Texas. The pipeline has a capacity of approximately 200,000 Bbls/d and can be scaled depending on shipper interest.

•	The Mariner West pipeline provides transportation of ethane products from the Marcellus shale processing and fractionating areas in Houston, Texas, Pennsylvania to Marysville, Michigan and the Canadian border. Mariner West commenced operations in the fourth quarter 2013, with capacity to transport approximately 50,000 Bbls/d of ethane.

•	The Mariner East pipeline transports NGLs from the Marcellus and Utica Shales areas in Western Pennsylvania, West Virginia and Eastern Ohio to destinations in Pennsylvania, including the Marcus Hook Industrial Complex on the Delaware River, where they are processed, stored and distributed to local, domestic and waterborne markets. The first phase of the project, referred to as Mariner East 1, consisted of interstate and intrastate propane and ethane service and commenced operations in the fourth quarter of 2014 and the first quarter of 2016, respectively. The second phase of the project, referred to as Mariner East 2, will expand the total takeaway capacity to 345,000 Bbls/d for interstate and intrastate propane, ethane and butane service, and is expected to commence operations in the first half of 2017.

NGLs Terminals

Marcus Hook Industrial Complex: In 2013, SXL acquired Sunoco, Inc.’s Marcus Hook Industrial Complex. The acquisition included terminalling and storage assets with a capacity of approximately 3 million barrels of NGL Storage capacity in underground caverns and related commercial agreements. The facility can receive NGLs via marine vessel, pipeline, truck and rail, and can deliver via marine vessel, pipeline and truck. In addition to providing NGLs storage and terminalling services to both affiliates and third-party customers, the Marcus Hook Industrial Complex currently serves as an off-take outlet for the Mariner East 1 pipeline, and will provide similar off-take capabilities for the Mariner East 2 pipeline when it commences operations.

Inkster Terminal: The Inkster Terminal, located near Detroit, Michigan, consists of eight salt caverns with a total storage capacity of approximately one million barrels of NGLs. SXL uses the Inkster Terminal’s storage connection with the Toledo, North pipeline system and for the storage of NGLs from local producers and a refinery in Western Ohio. The terminal can receive and ship by pipeline in both directions and has a truck loading and offloading rack.

NGLs Acquisition & Marketing

SXL’s NGLs acquisition and marketing activities include the acquisition, blending and marketing of such products at SXL’s various terminals and third-party facilities.

Refined Products

SXL’s refined products consists of an integrate set of pipeline, terminalling and acquisition and marketing assets that service the movement of refined products from producers to end-user markets.

Refined Products Pipelines

SXL owns and operates approximately 1,800 miles of refined products pipelines in several regions of the United States. The pipelines primarily provide transportation in the Northeast, Midwest, and Southwest United States. These pipelines include SXL’s controlling financial interest in Inland Corporation (“Inland”).

The mix of products delivered varies seasonally, with gasoline demand peaking during the summer months, and demand for heating oil and other distillate fuels peaking in the winter. In addition, weather conditions in the areas served by the refined products pipelines affect both the demand for, and the mix of, the refined products delivered through the pipelines, although historically, any overall impact on the total volume shipped has been short-term. The products transported in these pipelines include multiple grades of gasoline, and middle distillates, such as heating oil, diesel and jet fuel.

In addition to the consolidated pipeline assets, SXL owns equity interests in four common carrier refined products pipelines including: Explorer Pipeline Company, Yellowstone Pipe Line Company, West Shore Pipe Line Company and Wolverine Pipe Line Company.

Refined Products Terminals

Refined Products. SXL has approximately 40 refined products terminals with an aggregate storage capacity of 8 million barrels that facilitate the movement of refined products to or from storage or transportation systems, such as a pipeline, to other transportation systems, such as trucks or other pipelines. Each facility typically consists of multiple storage tanks and is equipped with automated truck loading equipment that is operational 24 hours a day.

Eagle Point. In additional to crude oil service, the Eagle Point terminal can accommodate three marine vessels (ships or barges) to receive and deliver refined products to outbound ships and barges. The tank farm has a total active refined products storage capacity of approximately 6 million barrels, and provides customers with access to the facility via barge, pipeline and rail. The terminal can deliver via barge, truck or pipeline, providing customers with access to various markets. The terminal generates revenue primarily by charging fees based on throughput, blending services and storage.

Marcus Hook Industrial Complex. The Marcus Hook Industrial Complex can receive refined products via marine vessel, pipeline, truck and rail, and can deliver via marine vessel, pipeline and truck.

Marcus Hook Tank Farm. The Marcus Hook Tank Farm has a total refined products storage capacity of approximately 2 million barrels of refined products storage. The tank farm historically served Sunoco Inc.’s Marcus Hook refinery and generated revenue from the related throughput and storage. In 2012, the main processing units at the refinery were idled in connection with Sunoco Inc.’s exit from its refining business. The terminal continues to receive and deliver refined products via pipeline and now primarily provides terminalling services to support movements on SXL’s refined products pipelines.

Refined Products Acquisition and Marketing

SXL’s refined products acquisition and marketing activities include the acquisition, marketing and selling of bulk refined products such as gasoline products and distillates. These activities utilize SXL’s refined products pipeline and terminal assets, as well as third-party assets and facilities.

Retail Marketing

As discussed above, ETP expects to contribute all of its remaining retail operations to Sunoco in March 2016. Company-operated sites, which are operated by Sunoco R&M, are sites at which fuel products are delivered directly to the site by company-operated trucks or by contract carriers. Most of the company-operated sites include a convenience store under the Aplus® brand. The highest concentration of retail outlets are located in Pennsylvania, New York, Florida, New Jersey, and South Carolina.

Brands

ETP manages a strong proprietary fuel and convenience store brand through its retail portfolio of outlets, including Sunoco®, and Aplus®.

Of the total retail outlets that are company-operated, 438 operate under the Sunoco® fuel brand as of December 31, 2014. The Sunoco® brand is positioned as a premium fuel brand. Brand improvements in recent years have focused on physical image, customer service and product offerings. In addition, Sunoco, Inc. believes its brands and high performance gasoline business have benefited from its sponsorship agreements with NASCAR®, INDYCAR® and the NHRA®. Under the sponsorship agreement with NASCAR®, which continues until 2022, Sunoco® is the Official Fuel of NASCAR® and APlus® is the Official Convenience Store of NASCAR®. Sunoco, Inc. has exclusive rights to use certain NASCAR® trademarks to advertise and promote Sunoco, Inc. products and is the exclusive fuel supplier for the three major NASCAR® racing series. The sponsorship agreements with INDYCAR® and NHRA® continue through 2018 and 2024, respectively.

In addition to operating premium proprietary brands, ETP’s subsidiaries operate as a significant distributor to multiple top-tier fuel brands, including Exxon®, Mobil®, Valero®, Shell® and Chevron®.

Convenience Store Operations

ETP subsidiaries operate 384 convenience stores under the proprietary Aplus® convenience store brand as of December 31, 2015. These stores complement sales of fuel products with a broad mix of merchandise, food service, and other services.

The following table sets forth information concerning the company-operated convenience stores during 2015:

Number of stores at December 31, 2015	384
Merchandise sales (thousands of dollars/store/month)	$119
Merchandise margin (% sales)	26.5%

All Other

Liquefaction Project

ETP owns a 40% interest in LCL, with the remaining 60% owned by ETE. LCL is in the process of developing a liquefaction project in conjunction with BG Group. See further discussion under “—Investment in Lake Charles LNG.”

Contract Services Operations

ETP owns and operates a fleet of equipment used to provide treating services, such as carbon dioxide and hydrogen sulfide removal, natural gas cooling, dehydration and BTU management. ETP’s contract treating services are primarily located in Texas, Louisiana and Arkansas.

Natural Resources Operations

ETP’s Natural Resources operations primarily involve the management and leasing of coal properties and the subsequent collection of royalties. ETP also earns revenues from other land management activities, such as selling standing timber, leasing fee-based coal related infrastructure facilities to certain lessees and end-user industrial plants, collecting oil and gas royalties and from coal transportation, or wheelage fees. As of December 31, 2015, ETP owned or controlled approximately 821 million tons of proven and probable coal reserves in central and Northern Appalachia, properties in Eastern Kentucky, Tennessee, Southwestern Virginia and Southern West Virginia and the Illinois Basin, properties in Southern Illinois, Indiana, and western Kentucky and as the operator of end-user coal handling facilities. Since 2004, the Natural Resources operations held a 50% interest in a coal services company with Alpha Natural Resources. In December 2014, ETP acquired the remaining 50% membership interest. The company, now known as Materials Handling Solutions, LLC, owns and operates facilities for industrial customers on a fee basis. During 2014, ETP’s coal reserves located in the San Juan basin were depleted and its associated coal royalties revenues ceased.

Wholesale Operations

Sunoco’s wholesale operations consist of wholesale distribution of motor fuels and other petroleum products to the retail operations, Sunoco, Inc., third-party dealers, and independent operators of consignment locations.

Sunoco purchases motor fuel primarily from independent refiners and major oil companies and distributes it across more than 30 states throughout the East Coast and Southeast regions of the United States from Maine to Florida and from Florida to New Mexico, as well as Hawaii to:

•	customers through its approximately 900 company operated convenience stores and fuel outlets, including 725 Stripes convenience stores;

•	438 Sunoco-operated convenience stores and retail fuel outlets, pursuant to the SUN R&M Distribution Contract (supplied by Sunoco, LLC);

•	147 independently operated consignment locations where Sunoco sells motor fuel under consignment arrangements to retail customers;

•	5,323 convenience stores and retail fuel outlets operated by independent operators, which are referred to as “dealers,” or “distributors” pursuant to long-term distribution agreements (including 4,624 Sunoco branded dealers and distributors supplied by Sunoco, LLC on a consolidated basis); and

•	approximately 1,930 other commercial customers, including unbranded convenience stores, other fuel distributors, school districts and municipalities and other industrial customers (including 373 supplied by Sunoco, LLC on a consolidated basis).

Through its ownership interest in Sunoco, LLC, Sunoco is the exclusive wholesale supplier of the iconic Sunoco branded motor fuel, supplying an extensive distribution network of approximately 5,000 Sunoco-branded company, third-party and affiliate operated locations throughout the Southeast, Mid-Atlantic and Northeast regions of the United States as well as 191 company operated Sunoco branded locations in Texas. ETE believes Sunoco is one of the largest independent motor fuel distributors by gallons in Texas and, through its various entities, one of the largest distributors of Chevron, Exxon, and Valero branded motor fuel in the United States. In addition to distributing motor fuel, Sunoco distributes other petroleum products such as propane and lube oil, and receives rental income from real estate that it leases or subleases. Sales of fuel from its wholesale operations to its retail operations are delivered at a cost plus profit margin.

Investment in Lake Charles LNG

Regasification Facility

Lake Charles LNG, a wholly-owned subsidiary of ETE, owns a LNG import terminal and regasification facility located on Louisiana’s Gulf Coast near Lake Charles, Louisiana. The import terminal has approximately 9.0 Bcf of above ground LNG storage capacity and the regasification facility has a run rate send out capacity of 1.8 Bcf/d.

Liquefaction Project

LCL, an entity owned 60% by ETE and 40% by ETP, is in the process of developing the liquefaction project in conjunction with BG Group pursuant to a project development agreement entered into in September 2013. Pursuant to this agreement, each of LCL and BG Group are obligated to pay 50% of the development expenses for the liquefaction project, subject to reimbursement by the other party if such party withdraws from the project prior to both parties making an affirmative FID to become irrevocably obligated to fully develop the project, subject to certain exceptions. The liquefaction project is expected to consist of three LNG trains with a combined design nameplate outlet capacity of 16.2 metric tonnes per annum. Once completed, the liquefaction project will enable LCL to liquefy domestically produced natural gas and export it as LNG. By adding the new liquefaction facility and integrating with the existing LNG regasification/import facility, the enhanced facility will become a bi-directional facility capable of exporting and importing LNG. BG Group is the sole customer for the existing regasification facility and is obligated to pay reservation fees for 100% of the regasification capacity regardless of whether it actually utilizes such capacity pursuant to a regasification services agreement that terminates in 2030. The liquefaction project will be constructed on 440 acres of land, of which 80 acres are owned by Lake Charles LNG and the remaining acres are to be leased by LCL under a long-term lease from the Lake Charles Harbor and Terminal District.

The construction of the liquefaction project is subject to each of LCL and BG Group making an affirmative FID to proceed with the project, which decision is in the sole discretion of each party. In the event an affirmative FID is made by both parties, LCL and BG Group will enter into several agreements related to the project, including a liquefaction services agreement pursuant to which BG Group will pay LCL for liquefaction services on a tolling basis for a minimum 25-year term with evergreen extension options for 20 years. In addition, a subsidiary of BG Group, a highly experienced owner and operator of LNG facilities, would oversee construction of the liquefaction facility and, upon completion of construction, manage the operations of the liquefaction facility on behalf of LCL. Subject to receipt of regulatory approvals, ETE anticipates that each of LCL and BG Group will make an affirmative FID in 2016 and then commence construction of the liquefaction project in order to place the first and second LNG trains in service in 2021 and the trains in service early 2022.

The export of LNG produced by the liquefaction project from the U.S. will be undertaken under long-term export authorizations issued by the DOE to Lake Charles Exports, LLC (“LCE”), which is currently a jointly owned subsidiary of BG Group and ETP and following FID, will be 100% owned by BG Group. In July 2011, LCE obtained a DOE authorization to export LNG to countries with which the U.S. has or will have FTA for trade in natural gas (the “FTA Authorization”). In August 2013, LCE obtained a conditional DOE authorization to export LNG to countries that do not have an FTA for trade in natural gas (the “Non-FTA Authorization”). The FTA Authorization and Non-FTA Authorization have 25- and 20-year terms, respectively. In January 2013, LCL filed for a secondary, non-cumulative FTA and Non-FTA Authorization to be held by LCL. FTA Authorization was granted in March 2013 and ETE expects the DOE to issue the Non-FTA Authorization to LCL in due course.

Prior to being authorized to export LNG, ETE must also receive wetlands permits from the USACE to perform wetlands mitigation work and to perform modification and dredging work for the temporary and permanent dock facilities at the Lake Charles LNG facilities, ETE expects to receive the wetlands permit from the USACE in the third quarter of 2015.

In December 2015, ETP announced that the Lake Charles LNG project has received approval from the FERC to site, construct and operate a natural gas liquefaction and export facility in Lake Charles, Louisiana. On February 15, 2016, Royal Dutch Shell plc completed its acquisition of BG Group. Final investment decisions from Royal Dutch Shell plc and LCL are expected to be made in 2016, with construction to start immediately following an affirmative investment decision and first LNG export anticipated about four years later.

Competition

Natural Gas

The business of providing natural gas gathering, compression, treating, transporting, storing and marketing services is highly competitive. Since pipelines are generally the only practical mode of transportation for natural gas over land, the most significant competitors of ETE’s transportation and storage operations are other pipelines. Pipelines typically compete with each other based on location, capacity, price and reliability.

ETE faces competition with respect to retaining and obtaining significant natural gas supplies under terms favorable to ETE for the gathering, treating and marketing portions of ETE’s business. ETE’s competitors include major integrated oil companies, interstate and intrastate pipelines and companies that gather, compress, treat, process, transport and market natural gas. Many of ETE’s competitors, such as major oil and gas and pipeline companies, have capital resources and control supplies of natural gas substantially greater than ETE’s.

In marketing natural gas, ETE has numerous competitors, including marketing affiliates of interstate pipelines, major integrated oil companies, and local and national natural gas gatherers, brokers and marketers of widely varying sizes, financial resources and experience. Local utilities and distributors of natural gas are, in some cases, engaged directly, and through affiliates, in marketing activities that compete with ETE’s marketing operations.

NGL

In markets served by ETE’s NGL pipelines, ETE faces competition with other pipeline companies, including those affiliated with major oil, petrochemical and natural gas companies, and barge, rail and truck fleet operations. In general, ETE’s NGL pipelines compete with these entities in terms of transportation fees, reliability and quality of customer service. ETE faces competition with other storage facilities based on fees charged and the ability to receive and distribute the customer’s products. ETE competes with a number of NGL fractionators in Texas and Louisiana. Competition for such services is primarily based on the fractionation fee charged.

Crude Oil and Products

In markets served by ETE’s refined products and crude oil pipelines, ETE faces competition with other pipelines. Generally, pipelines are the lowest cost method for long-haul, overland movement of products and crude oil. Therefore, the most significant competitors for large volume shipments in the areas served by ETE’s pipelines are other pipelines. In addition, pipeline operations face competition from trucks that deliver products in a number of areas that ETE’s pipeline operations serve. While their costs may not be competitive for longer hauls or large volume shipments, trucks compete effectively for incremental and marginal volume in many areas served by ETE’s pipelines.

ETE also faces competition among common carrier pipelines carrying crude oil. This competition is based primarily on transportation charges, access to crude oil supply and market demand. Similar to pipelines carrying products, the high capital costs deter competitors for the crude oil pipeline systems from building new pipelines. Competitive factors in crude oil purchasing and marketing include price and contract flexibility, quantity and quality of services, and accessibility to end markets.

ETE’s refined product terminals compete with other independent terminals with respect to price, versatility and services provided. The competition primarily comes from integrated petroleum companies, refining and marketing companies, independent terminal companies and distribution companies with marketing and trading operations.

Retail Marketing

ETE faces strong competition in the market for the sale of retail gasoline and merchandise. ETE’s competitors include service stations of large integrated oil companies, independent gasoline service stations, convenience stores, fast food stores, and other similar retail outlets, some of which are well-recognized national or regional retail systems. The number of competitors varies depending on the geographical area. It also varies with gasoline and convenience store offerings. The principal competitive factors affecting ETE’s retail marketing operations include gasoline and diesel acquisition costs, site location, product price, selection and quality, site appearance and cleanliness, hours of operation, store safety, customer loyalty and brand recognition. ETE competes by pricing gasoline competitively, combining retail gasoline business with convenience stores that provide a wide variety of products, and using advertising and promotional campaigns. ETE believes that it is in a position to compete effectively as a marketer of refined products because of the location of its retail network, which is well integrated with the distribution system operated by SXL and Sunoco.

Credit Risk and Customers

Credit risk refers to the risk that a counterparty may default on its contractual obligations resulting in a loss to ETE. Credit policies have been approved and implemented to govern ETE’s portfolio of counterparties with the objective of mitigating credit losses. These policies establish guidelines, controls and limits to manage credit risk within approved tolerances by mandating an appropriate evaluation of the financial condition of existing and potential counterparties, monitoring agency credit ratings, and by implementing credit practices that limit exposure according to the risk profiles of the counterparties. Furthermore, ETE may at times require collateral under certain circumstances to mitigate credit risk as necessary. ETE also implements the use of industry standard commercial agreements which allow for the netting of positive and negative exposures associated with transactions executed under a single commercial agreement. Additionally, ETE utilizes master netting agreements to offset credit exposure across multiple commercial agreements with a single counterparty or affiliated group of counterparties.

ETE’s counterparties consist of a diverse portfolio of customers across the energy industry, including petrochemical companies, commercial and industrials, oil and gas producers, municipalities, gas and electric utilities midstream companies and independent power generators. ETE’s overall exposure may be affected positively or negatively by macroeconomic or regulatory changes that could impact its counterparties to one extent or another. Currently, ETE’s management does not anticipate a material adverse effect in its financial position or results of operations as a consequence of counterparty non-performance.

Natural gas transportation and midstream revenues are derived significantly from companies that engage in exploration and production activities. The discovery and development of new shale formations across the United States has created an abundance of natural gas and crude oil resulting in a negative impact on prices in recent years for natural gas and in recent months for crude oil. As a result, some of ETE’s exploration and production customers have been negatively impacted; however, ETE is monitoring these customers and mitigating credit risk as necessary.

During the year ended December 31, 2015, none of ETE’s customers individually accounted for more than 10% of ETE’s consolidated revenues.

WMB operates in many of the same lines of the business as ETE’s subsidiaries and therefore has many of the same or similar counterparties. For the year ended December 31, 2015, WMB has reported that one customer, Chesapeake Energy Corporation, and its affiliates, accounted for 18% of WMB’s total revenue.

Regulation

Regulation of Interstate Natural Gas Pipelines

The FERC has broad regulatory authority over the business and operations of interstate natural gas pipelines. Under the NGA, the FERC generally regulates the transportation of natural gas in interstate commerce. For FERC regulatory purposes, “transportation” includes natural gas pipeline transmission (forwardhauls and backhauls), storage and other services. The Florida Gas Transmission, Transwestern, Panhandle Eastern, Lake Charles LNG, Tiger, Fayetteville Express, Sea Robin Gulf States and Midcontinent Express pipelines transport natural gas in interstate commerce and thus each qualifies as a “natural-gas company” under the NGA subject to the FERC’s regulatory jurisdiction. ETE also holds certain storage facilities that are subject to the FERC’s regulatory oversight.

The FERC’s NGA authority includes the power to:

•	approve the siting, construction and operation of new facilities;

•	review and approve of transportation rates;

•	determine the types of services ETE’s regulated assets are permitted to perform;

•	regulate the terms and conditions associated with these services;

•	permit the extension or abandonment of services and facilities;

•	require the maintenance of accounts and records; and

•	authorize the acquisition and disposition of facilities;,

Under the NGA, interstate natural gas companies must charge rates that are just and reasonable. In addition, the NGA prohibits natural gas companies from unduly preferring or unreasonably discriminating against any person with respect to pipeline rates or terms and conditions of service.

The maximum rates to be charged by NGA-jurisdictional natural gas companies and their terms and conditions for service are required to be on file with the FERC. Most natural gas companies are authorized to offer discounts from their FERC-approved maximum just and reasonable rates when competition warrants such discounts. Natural gas companies are also generally permitted to offer negotiated rates different from rates established in their tariff if, among other requirements, such companies’ tariffs offer a cost-based recourse rate available to a prospective shipper as an alternative to the negotiated rate. Natural gas companies must make offers of rate discounts and negotiated rates on a basis that is not unduly discriminatory. Existing tariff rates may be challenged by complaint or on FERC’s own motion, and if found unjust and unreasonable, may be altered on a prospective basis from no earlier than the date of the complaint or initiation of a proceeding by the FERC. The FERC must also approve all rate changes. ETE cannot guarantee that the FERC will allow ETE to charge rates that fully recover ETE’s costs or continue to pursue its approach of pro-competitive policies.

In 2011, in lieu of filing a new NGA Section 4 general rate case, Transwestern filed a proposed settlement with the FERC, which was approved by the FERC on October 31, 2011. In general, the settlement provides for the continued use of Transwestern’s currently effective transportation and fuel tariff rates, with the exception of certain San Juan Lateral fuel rates, which ETE was required to reduce over a three year period beginning in April 2012. On October 1, 2014, Transwestern filed a general NGA Section 4 rate case pursuant to a 2011 settlement agreement with its shippers. On December 2, 2014, the FERC issued an order accepting and suspending the rates to be effective April 1, 2015, subject to refund, and setting a procedural schedule with a hearing scheduled in August 2015. Transwestern reached a settlement with its customers and filed a settlement on June 22, 2015. The settlement also resolved certain non-rate matters and approved Transwestern’s use of certain previously approved accounting methodologies. The FERC approved the settlement by order dated October 15, 2015.

On October 31, 2014, FGT filed a general NGA Section 4 rate case pursuant to a 2010 settlement agreement with its shippers. On November 28, 2014, the FERC issued an order accepting and suspending the rates to be effective May 1, 2015, subject to refund, and setting a procedural schedule with a hearing scheduled in late 2015. FGT reached a settlement with its customers and filed a settlement on September 11, 2015. The FERC approved the settlement by order dated December 4, 2015.

On December 2, 2013, Sea Robin filed a general NGA Section 4 rate case at the FERC as required by a previous rate case settlement. In the filing, Sea Robin sought to increase its authorized rates to recover costs related to asset retirement obligations, depreciation, and return and taxes. Filed rates were put into effect June 1, 2014 and estimated settlement rates were put into effect September 1, 2014, subject to refund. A settlement was reached with the shippers and a stipulation and agreement was filed with the FERC on July 23, 2014. The settlement was certified to the FERC by the administrative law judge on October 7, 2014 and the settlement, as modified on January 16, 2015, was approved by the FERC on June 26, 2015. In September 2015, related to the final settlement, Sea Robin made refunds to customers totaling $11 million, including interest.

The rates charged for services on the Fayetteville Express pipeline are largely governed by long-term negotiated rate agreements. The FERC also approved cost-based recourse rates available to prospective shippers as an alternative to negotiated rates.

The rates charged for services on the Tiger pipeline are largely governed by long-term negotiated rate agreements.

Pursuant to the FERC’s rules promulgated under the Energy Policy Act of 2005, it is unlawful for any entity, directly or indirectly, in connection with the purchase or sale of electric energy or natural gas or the purchase or sale of transmission or transportation services subject to FERC jurisdiction: (i) to defraud using any device, scheme or artifice; (ii) to make any untrue statement of material fact or omit a material fact; or (iii) to engage in any act, practice or course of business that operates or would operate as a fraud or deceit. The CFTC also holds authority to monitor certain segments of the physical and futures energy commodities market pursuant to the Commodity Exchange Act (“CEA”). With regard to ETE’s physical purchases and sales of natural gas, NGLs or other energy commodities; ETE’s gathering or transportation of these energy commodities; and any related hedging activities that ETE undertakes, ETE is required to observe these anti-market manipulation laws and related regulations enforced by the FERC and/or the CFTC. These agencies hold substantial enforcement authority, including the ability to assess or seek civil penalties of up to $1 million per day per violation, to order disgorgement of profits and to recommend criminal penalties. Should ETE violate the anti-market manipulation laws and regulations, ETE could also be subject to related third-party damage claims by, among others, sellers, royalty owners and taxing authorities.

Failure to comply with the NGA, the Energy Policy Act of 2005, the CEA and the other federal laws and regulations governing ETE’s operations and business activities can result in the imposition of administrative, civil and criminal remedies.

Regulation of Intrastate Natural Gas and NGL Pipelines

Intrastate transportation of natural gas and NGLs is largely regulated by the state in which such transportation takes place. To the extent that ETE’s intrastate natural gas transportation systems transport natural gas in interstate commerce, the rates and terms and conditions of such services are subject to FERC jurisdiction under Section 311 of the NGPA. The NGPA regulates, among other things, the provision of transportation services by an intrastate natural gas pipeline on behalf of a local distribution company or an interstate natural gas pipeline. The rates and terms and conditions of some transportation and storage services provided on the Oasis pipeline, HPL System, East Texas pipeline and ET Fuel System are subject to FERC regulation pursuant to Section 311 of the NGPA. Under Section 311, rates charged for intrastate transportation must be fair and equitable, and amounts collected in excess of fair and equitable rates are subject to refund with interest. The terms and conditions of service set forth in the intrastate facility’s statement of operating conditions are also subject to FERC review and approval. Should the FERC determine not to authorize rates equal to or greater than ETE’s currently approved Section 311 rates, ETE’s business may be adversely affected. Failure to observe the service limitations applicable to transportation and storage services under Section 311, failure to comply with the rates approved by the FERC for Section 311 service, and failure to comply with the terms and conditions of service established in the pipeline’s FERC-approved statement of operating conditions could result in an alteration of jurisdictional status, and/or the imposition of administrative, civil and criminal remedies.

ETE’s intrastate natural gas operations are also subject to regulation by various agencies in Texas, principally the TRRC. ETE’s intrastate pipeline and storage operations in Texas are also subject to the Texas Utilities Code, as implemented by the TRRC. Generally, the TRRC is vested with authority to ensure that rates, operations and services of gas utilities, including intrastate pipelines, are just and reasonable and not discriminatory. The rates ETE charges for transportation services are deemed just and reasonable under Texas law unless challenged in a customer or TRRC complaint. ETE cannot predict whether such a complaint will be filed against it or whether the TRRC will change its regulation of these rates. Failure to comply with the Texas Utilities Code can result in the imposition of administrative, civil and criminal remedies.

ETE’s NGL pipelines and operations may also be or become subject to state public utility or related jurisdiction which could impose additional safety and operational regulations relating to the design, siting, installation, testing, construction, operation, replacement and management of NGL gathering facilities. In addition, the rates, terms and conditions for shipments of NGLs on ETE’s pipelines are subject to regulation by FERC under the Interstate Commerce Act (“ICA”) and the Energy Policy Act of 1992 (the “EPAct of 1992) if

the NGLs are transported in interstate or foreign commerce whether by ETE’s pipelines or other means of transportation. Since ETE does not control the entire transportation path of all NGLs shipped on its pipelines, FERC regulation could be triggered by ETE’s customers’ transportation decisions.

Regulation of Sales of Natural Gas and NGLs

The price at which ETE buys and sell natural gas currently is not subject to federal regulation and, for the most part, is not subject to state regulation. The price at which ETE sells NGLs is not subject to federal or state regulation.

To the extent that ETE enters into transportation contracts with natural gas pipelines that are subject to FERC regulation, ETE is subject to FERC requirements related to use of such capacity. Any failure on ETE’s part to comply with the FERC’s regulations and policies, or with an interstate pipeline’s tariff, could result in the imposition of civil and criminal penalties.

ETE’s sales of natural gas are affected by the availability, terms and cost of pipeline transportation. As noted above, the price and terms of access to pipeline transportation are subject to extensive federal and state regulation. The FERC is continually proposing and implementing new rules and regulations affecting those operations of the natural gas industry. These initiatives also may affect the intrastate transportation of natural gas under certain circumstances. The stated purpose of many of these regulatory changes is to promote competition among the various sectors of the natural gas industry and these initiatives generally reflect more light-handed regulation. ETE cannot predict the ultimate impact of these regulatory changes to its natural gas marketing operations, and ETE notes that some of the FERC’s regulatory changes may adversely affect the availability and reliability of interruptible transportation service on interstate pipelines. ETE does not believe that it will be affected by any such FERC action in a manner that is materially different from other natural gas marketers with whom ETE competes.

Regulation of Gathering Pipelines

Section 1(b) of the NGA exempts natural gas gathering facilities from the jurisdiction of the FERC under the NGA. ETE owns a number of natural gas pipelines in Texas, Louisiana and West Virginia that ETE believes meet the traditional tests the FERC uses to establish a pipeline’s status as a gatherer not subject to FERC jurisdiction. However, the distinction between FERC-regulated transmission services and federally unregulated gathering services has been the subject of substantial litigation and varying interpretations, so the classification and regulation of ETE’s gathering facilities could be subject to change based on future determinations by the FERC, the courts and Congress. State regulation of gathering facilities generally includes various safety, environmental and, in some circumstances, nondiscriminatory take requirements and complaint-based rate regulation.

In Texas, ETE’s gathering facilities are subject to regulation by the TRRC under the Texas Utilities Code in the same manner as described above for ETE’s intrastate pipeline facilities. Louisiana’s Pipeline Operations Section of the Department of Natural Resources’ Office of Conservation is generally responsible for regulating intrastate pipelines and gathering facilities in Louisiana and has authority to review and authorize natural gas transportation transactions and the construction, acquisition, abandonment and interconnection of physical facilities.

Historically, apart from pipeline safety, Louisiana has not acted to exercise this jurisdiction respecting gathering facilities. In Louisiana, ETE’s Chalkley System is regulated as an intrastate transporter, and the Louisiana Office of Conservation has determined that ETE’s Whiskey Bay System is a gathering system.

ETE is subject to state ratable take and common purchaser statutes in all of the states in which ETE operates. The ratable take statutes generally require gatherers to take, without undue discrimination, natural gas production that may be tendered to the gatherer for handling. Similarly, common purchaser statutes generally require gatherers to purchase without undue discrimination as to source of supply or producer. These statutes are designed to prohibit discrimination in favor of one producer over another producer or one source of supply over another source of supply. These statutes have the effect of restricting the right of an owner of gathering facilities to decide with whom it contracts to purchase or transport natural gas.

Natural gas gathering may receive greater regulatory scrutiny at both the state and federal levels. For example, the TRRC has approved changes to its regulations governing transportation and gathering services performed by intrastate pipelines and gatherers, which prohibit such entities from unduly discriminating in favor of their affiliates. Many of the producing states have adopted some form of complaint-based regulation that generally allows natural gas producers and shippers to file complaints with state regulators in an effort to resolve grievances relating to natural gas gathering access and rate discrimination allegations. ETE’s gathering operations could be adversely affected should they be subject in the future to the application of additional or different state or federal regulation of rates and services. ETE’s gathering operations also may be or become subject to safety and operational regulations relating to the design, installation, testing, construction, operation, replacement and management of gathering facilities. Additional rules and legislation pertaining to these matters are considered or adopted from time to time. ETE cannot predict what effect, if any, such changes might have on its operations, but the industry could be required to incur additional capital expenditures and increased costs depending on future legislative and regulatory changes.

Regulation of Interstate Crude Oil and Products Pipelines

Interstate common carrier pipeline operations are subject to rate regulation by the FERC under the ICA, the EPACT of 1992, and related rules and orders. The ICA requires that tariff rates for petroleum pipelines be “just and reasonable” and not unduly discriminatory and that such rates and terms and conditions of service be filed with the FERC. This statute also permits interested persons to challenge proposed new or changed rates. The FERC is authorized to suspend the effectiveness of such rates for up to seven months, though rates are typically not suspended for the maximum allowable period. If the FERC finds that the new or changed rate is unlawful, it may require the carrier to pay refunds for the period that the rate was in effect. The FERC also may investigate, upon complaint or on its own motion, rates that are already in effect and may order a carrier to change its rates prospectively. Upon an appropriate showing, a shipper may obtain reparations for damages sustained for a period of up to two years prior to the filing of a complaint.

The FERC generally has not investigated interstate rates on its own initiative when those rates, like those ETE charges, have not been the subject of a protest or a complaint by a shipper. However, the FERC could investigate ETE’s rates at the urging of a third party if the third party is either a current shipper or has a substantial economic interest in the tariff rate level. Although no assurance can be given that the tariffs charged by ETE ultimately will be upheld if challenged, management believes that the tariffs now in effect for ETE’s pipelines are within the maximum rates allowed under current FERC policies and precedents.

For many locations served by ETE’s product and crude pipelines, ETE is able to establish negotiated rates. Otherwise, ETE is permitted to charge cost-based rates, or in many cases, grandfathered rates based on historical charges or settlements with ETE’s customers.

Regulation of Intrastate Crude Oil and Products Pipelines

Some of ETE’s crude oil and products pipelines are subject to regulation by the TRRC, the PA PUC, and the Oklahoma Corporation Commission. The operations of ETE’s joint venture interests are also subject to regulation in the states in which they operate. The applicable state statutes require that pipeline rates be nondiscriminatory and provide no more than a fair return on the aggregate value of the pipeline property used to render services. State commissions generally have not initiated an investigation of rates or practices of petroleum pipelines in the absence of shipper complaints. Complaints to state agencies have been infrequent and are usually resolved informally. Although management cannot be certain that ETE’s intrastate rates ultimately would be upheld if challenged, ETE believes that, given this history, the tariffs now in effect are not likely to be challenged or, if challenged, are not likely to be ordered to be reduced.

Regulation of Pipeline Safety

ETE’s pipeline operations are subject to regulation by the DOT, through the PHMSA, pursuant to the NGPSA, with respect to natural gas and the HLPSA, with respect to crude oil, NGLs and condensates. Both the NGPSA and the HLPSA were amended by the PSI Act and the PIPES Act. The NGPSA and HLPSA, as amended, govern the design, installation, testing, construction, operation, replacement and management of natural gas as well as crude oil, NGL and condensate pipeline facilities. Pursuant to these acts, PHMSA has promulgated regulations governing pipeline wall thickness, design pressures, maximum operating pressures, pipeline patrols and leak surveys, minimum depth requirements, and emergency procedures, as well as other matters intended to ensure adequate protection for the public and to prevent accidents and failures. Additionally, PHMSA has established a series of rules requiring pipeline operators to develop and implement integrity management programs for certain gas and hazardous liquid pipelines that, in the event of a pipeline leak or rupture, could affect high consequence areas (“HCAs”), which are areas where a release could have the most significant adverse consequences, including high population areas, certain drinking water sources and unusually sensitive ecological areas. Failure to comply with the pipeline safety laws and regulations may result in the assesment at sanctions, including administrative, civil or criminal penalties, the imposition of investigatory, remedies or corrective action obligations, or the issuance of injunctions limiting or prohibiting some or all of our operations in the affected area.

The NGPSA and HLPSA were must recently amended in 2012 when President Obama signed into law the Pipeline Safety, Regulatory Certainty, and Job Creation Act of 2011 (“2011 Pipeline Safety Act”) which reauthorized the federal pipeline safety programs of PHMSA through 2015 and increared pipeline safety regulation. Among other things, the legislation doubles the maximum administrative fines for safety violations from $100,000 to $200,000 for a single violation and from $1 million to $2 million for a related series of violations, but provided that these maximum penalty caps do not apply to certain civil enforcement actions; permitted the DOT Secretary to mandate automatic or remote controlled shut off valves on new or entirely replaced pipelines; required the DOT Secretary to evaluate whether integrity management system requirements should be expanded beyond HCAs; and provided for regulation of carbon dioxide transported by pipeline in a gaseous state and requires the DOT Secretary to prescribe minimum safety regulations for such transportation. New pipeline safety legislation that would reauthorize the federal pipeline safety programs of PHMSA through 2019 has been introduced and is expected to be considered by Congress in 2016. One bill entitled “Securing America’s Future Energy: Protecting Infrastructure of Pipelines and Enhancing Safety” (or “SAFE PIPES”) has already been approved by the Senate Committee on Commerce, Science, and Transportation and is now subject to consideration by the U.S. Senate. Passage of any new legislation reauthorizing the PHMSA pipeline safety programs is expected to require, among other things, pursuit of some or all of those legal mandates included in the 2011 Pipeline Safety Act but not acted upon by the DOT Secretary or PHMSA.

In addition, states have adopted regulations, similar to existing PHMSA regulations, for intrastate gathering and transmission lines. The states in which ETE conducts operations typically have developed regulatory programs that parallel the federal regulatory scheme and are applicable to intrastate pipelines transporting natural gas and NGLs. Under such state regulatory programs, states have the authority to conduct pipeline inspections, to investigate accidents and to oversee compliance and enforcement, safety programs and record maintenance and reporting. Congress, PHMSA and individual states may pass or implement additional safety requirements that could result in increased compliance costs for ETE and other companies in its industry. For example, federal construction, maintenance and inspection standards under the NGPSA that apply to pipelines in relatively populated areas may not apply to gathering lines running through rural regions. This “rural gathering exemption” under the NGPSA presently exempts substantial portions of ETE’s gathering facilities located outside of cities, towns or any area designated as residential or commercial from jurisdiction under the NGPSA, but does not apply to ETE’s intrastate natural gas pipelines. In recent years, the PHMSA has considered changes to this rural gathering exemption, including publishing an advance notice of proposed rulemaking relating to gas pipelines in 2011, in which the agency sought public comment on possible changes to the definition of “high consequence areas” and “gathering lines” and the strengthening of pipeline integrity management requirements. More recently, in October 2015, PHMSA issued a notice of proposed rulemaking relating to hazardous liquid pipelines that, among other things, proposes to extend its integrity management requirements to previously exempt pipelines, and to impose additional obligations on pipeline operators that are already subject to the integrity management requirements. Specifically, PHMSA proposes to extend reporting requirements to all gravity and gathering lines, require periodic inline integrity assessments of pipelines that are located outside of HCAs, and require the use of leak detection systems on pipelines in all locations, including outside of HCAs. The changes proposed by PHMSA in each of these proposals continue to remain under consideration by the agency. Historically ETE’s pipeline safety costs have not had a material adverse effect on ETE’s business or results of operations but there is no assurance that such costs will not be material in the future, whether due to elimination of the rural gathering exemption or otherwise due to changes in pipeline safety laws and regulations.

In another example of how future legal requirements could result in increased compliance costs, notwithstanding the applicability of the OSHA’s Process Safety Management (“PSM”) regulations and the EPA’s Risk Management Planning (“RMP”) requirements at regulated facilities, PHMSA and one or more state regulators, including the Texas Railroad Commission, have in the recent past, expanded the scope of their regulatory inspections to include certain in-plant equipment and pipelines found within NGL fractionation facilities and associated storage facilities, in order to assess compliance of such equipment and pipelines with hazardous liquid pipeline safety requirements. These recent actions by PHMSA are currently subject to judicial and administrative challenges by one or more midstream operators; however, to the extent that such legal challenges are unsuccessful, midstream operators of NGL fractionation facilities and associated storage facilities subject to such inspection may be required to make operational changes or modifications at their facilities to meet standards beyond current PSM and RMP requirements, which changes or modifications may result in additional capital costs, possible operational delays and increased costs of operation that, in some instances, may be significant.

Environmental Matters

General

ETE’s operation of processing plants, pipelines and associated facilities, including compression, in connection with the gathering, processing, storage and transmission of natural gas and the storage and transportation of NGLs, crude oil and refined products is subject to stringent federal, tribal, state and local laws and regulations, including those governing, among other things, air emissions, wastewater discharges, the use, management and disposal of hazardous and nonhazardous materials and wastes, and the cleanup of contamination. Noncompliance with such laws and regulations, or incidents resulting in environmental releases, could cause ETE to incur substantial costs, penalties, fines and criminal sanctions, third-party claims for personal injury or property damage, capital expenditures to retrofit or upgrade ETE’s facilities and programs, or curtailment or cancellation of operations. As with the industry generally, compliance with existing and anticipated environmental laws and regulations increases ETE’s overall cost of doing business, including ETE’s cost of planning, constructing and operating its plants, pipelines and other facilities. As a result of these laws and regulations, in ETE’s construction and operation costs include capital, operating and maintenance cost items necessary to maintain or upgrade its equipment and facilities.

ETE has implemented procedures to ensure that all governmental environmental approvals for both existing operations and those under construction are updated as circumstances require. Historically, ETE’s environmental compliance costs have not had a material adverse effect on its business, results of operations or financial condition; however, there can be no assurance that such costs will not be material in the future. For example, ETE cannot be certain that identification of presently unidentified conditions, more rigorous enforcement by regulatory agencies, enactment of more stringent environmental laws and regulations or other unanticipated events will not arise in the future and give rise to environmental liabilities that could have a material adverse effect on ETE’s business, financial condition or results of operations.

Hazardous Substances and Waste Materials

To a large extent, the environmental laws and regulations affecting ETE’s operations relate to the release of hazardous substances and waste materials into soils, groundwater and surface water and include measures to prevent, minimize or remediate contamination of the environment. These laws and regulations generally regulate the generation, storage, treatment, transportation and disposal of hazardous substances and waste materials and may require investigatory and remedial actions at sites where such material has been released or disposed. For example, the Comprehensive Environmental Response, Compensation and Liability Act, as amended, (“CERCLA”), also known as the “Superfund” law, and comparable state laws, impose liability without regard to fault or the legality of the original conduct on certain classes of persons that contributed to a release of a “hazardous substance” into the environment. These persons include the owner and operator of the site where a release occurred and companies that disposed or arranged for the disposal of the hazardous substance that has been released into the environment. Under CERCLA, these persons may be subject to strict joint and several liability, without regard to fault, for, among other things, the costs of investigating and remediating the hazardous substances that have been released into the environment, for damages to natural resources and for the costs of certain health studies. CERCLA and comparable state law also authorize the federal EPA, its state counterparts, and, in some instances, third parties to take actions in response to threats to the public health or the environment and to seek to recover from the responsible classes of persons the costs they incur. It is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by hazardous substances or other pollutants released into the environment. Although “petroleum” as well as natural gas and NGLs are excluded from CERCLA’s definition of a “hazardous substance,” in the course of ETE’s ordinary operations it generates wastes that may fall within that definition or that may be subject to other waste disposal laws and regulations. ETE may be responsible under CERCLA or state laws for all or part of the costs required to clean up sites at which such substances or wastes have been disposed.

ETE also generates both hazardous and nonhazardous wastes that are subject to requirements of the federal Resource Conservation and Recovery Act, as amended, (“RCRA”), and comparable state statutes. ETE is not currently required to comply with a substantial portion of the RCRA hazardous waste requirements at many of its facilities because the minimal quantities of hazardous wastes generated there make ETE subject to less stringent nonhazardous management standards. From time to time, the EPA has considered or third parties have petitioned the agency on the adoption of stricter handling, storage and disposal standards for nonhazardous wastes, including certain wastes associated with the exploration, development and production of crude oil and natural gas. For example, in August 2015, several non-governmental organizations filed notice of intent to sue the EPA under RCRA for, among other things, the agency’s alleged failure to reconsider whether such RCRA exclusion for oilfield exploration, development and production wastes should continue to apply. It is possible that some wastes generated by ETE that are currently classified as nonhazardous may in the future be designated as “hazardous wastes,” resulting in the wastes being subject to more rigorous and costly disposal requirements, or that the full complement of RCRA standards could be applied to facilities that generate lesser amounts of hazardous waste. Changes such as these examples in applicable regulations may result in a material increase in ETE’s capital expenditures or plant operating and maintenance expense.

ETE currently owns or leases sites that have been used over the years by prior owners or lessees and by ETE for various activities related to gathering, processing, storage and transmission of natural gas, NGLs, crude oil and products. Waste disposal practices within the oil and gas industry have improved over the years with the passage and implementation of various environmental laws and regulations. Nevertheless, some hydrocarbons and wastes have been disposed of or otherwise released on or under various sites during the operating history of those facilities that are now owned or leased by ETE. Notwithstanding the possibility that these releases may have occurred during the ownership or operation of these assets by others, these sites may be subject to CERCLA, RCRA and comparable state laws. Under these laws, ETE could be required to remove or remediate previously disposed wastes (including wastes disposed of or released by prior owners or operators) or contamination (including soil and groundwater contamination) or to prevent the migration of contamination.

As of December 31, 2015 and 2014, accruals of $367 million and $401 million, respectively, were recorded in ETE’s consolidated balance sheets as accrued and other current liabilities and other non-current liabilities to cover estimated material environmental liabilities including, for example, certain matters assumed in connection with ETE’s acquisition of the HPL System, ETE’s acquisition of Transwestern, potential environmental liabilities for three sites that were formerly owned by Titan or its predecessors, and the predecessor owner’s share of certain environmental liabilities of ETC OLP.

ETE is subject to extensive and frequently changing federal, tribal state and local laws and regulations, including those relating to the discharge of materials into the environment or that otherwise relate to the protection of the environment, waste management and the characteristics and composition of fuels. These laws and regulations require environmental assessment and remediation efforts at many of Sunoco, Inc.’s facilities and at formerly owned or third-party sites. Accruals for these environmental remediation activities amounted to $344 million and $363 million at December 31, 2015 and 2014, respectively, which is included in the total accruals above. These legacy sites that are subject to environmental assessments include formerly owned terminals and other logistics assets, retail sites that are no longer operated by Sunoco, Inc., closed and/or sold refineries and other formerly owned sites. In December 2013, a wholly owned captive insurance company was established for these legacy sites that are no longer operating. The premiums paid to the captive insurance company include estimates for environmental claims that have been incurred but not reported, based on an actuarially determined fully developed claims expense estimate. In such cases, ETE accrues losses attributable to unasserted claims based on the discounted estimates that are used to develop the premiums paid to the captive insurance company. As of December 31, 2015 the captive insurance company held $238 million of cash and investments.

ETE’s accrual for environmental remediation activities reflects anticipated work at identified sites where an assessment has indicated that cleanup costs are probable and reasonably estimable. The accrual for known claims is undiscounted and is based on currently available information, estimated timing of remedial actions and related inflation assumptions, existing technology and presently enacted laws and regulations. It is often extremely difficult to develop reasonable estimates of future site remediation costs due to changing regulations, changing technologies and their associated costs, and changes in the economic environment. Engineering studies, historical experience and other factors are used to identify and evaluate remediation alternatives and their related costs in determining the estimated accruals for environmental remediation activities

Under various environmental laws, including the RCRA, ETE has initiated corrective remedial action at certain of its facilities and formerly owned facilities and at certain third-party sites. At ETE’s major manufacturing facilities, ETE has typically assumed continued industrial use and a containment/remediation strategy focused on eliminating unacceptable risks to human health or the environment. The remediation accruals for these sites reflect that strategy. Accruals include amounts designer to prevent or mitigate off-site migration and to contain the impact on the facility property, as well as to address known, discrete areas requiring remediation within the plants. Remedial activities include, for example closure of RCRA waste management units, recovery of hydrocarbons, handling of impacted soil, mitigation of surface water impacts and prevention or mitigation of off-site migration. A change in this approach as a result of changing the intended use of a property or a sale to a third party could result in a comparatively higher cost remediation strategy in the future.

ETE currently owns or operates certain retail gasoline outlets where releases of petroleum products have occurred. Federal and state laws and regulations require that contamination caused by such certain of releases at these sites and at formerly owned sites be assessed and remediated to meet the applicable standards. ETE’s obligation to remediate this type of contamination varies, depending on the extent of the release and the applicable laws and regulations. If ETE is eligible to participate, a portion of the remediation costs may be recoverable from the reimbursement fund of the applicable state, after any deductible has been met.

In general, a remediation site or issue is typically evaluated on an individual basis based upon information available for the site or issue and no pooling or statistical analysis is used to evaluate an aggregate risk for a group of similar items (for example, service station sites) in determining the amount of probable loss accrual to be recorded. The estimates of environmental remediation costs also frequently involve evaluation of a range of estimates. In many cases, it is difficult to determine that one point in the range of loss estimates is more likely than any other. In these situations, existing accounting guidance allows the minimum amount of the range to accrue. Accordingly, the low end of the range often represents the amount of loss which has been recorded.

In addition to the probable and estimable losses which have been recorded, management believes it is reasonably possible (that is, it is less than probable but greater than remote) that additional environmental remediation losses will be incurred. At December 31, 2015, the aggregate of such additional estimated maximum reasonably possible losses, which relate to numerous individual sites, totaled approximately $5 million, which is in excess of the $367 million in environment accruals recorded in December 31, 2015. This estimate of reasonably possible losses comprises estimates for remediation activities at current logistics and retail assets, and in many cases, reflects the upper end of the loss ranges which are described above. Such estimates include potentially higher contractor costs for expected remediation activities, the potential need to use more costly or comprehensive remediation methods and longer operating and monitoring periods, among other things.

In summary, total future costs for environmental remediation activities will depend upon, among other things, the identification of any additional sites, the determination of the extent of the contamination at each site, the timing and nature of required remedial actions, the nature of operations at each site, the technology available and needed to meet the various existing legal requirements, the nature and terms of cost-sharing arrangements with other potentially responsible parties, the availability of insurance coverage, the nature and extent of future environmental laws and regulations, inflation rates, terms of consent agreements or remediation permits with regulatory agencies and the determination of ETE’s liability at the sites, if any, in light of the number, participation level and financial viability of the other parties. The recognition of additional losses, if and when they were to occur, would likely extend over many years but management can provide no assurance that it would be over many years. If changes in environmental laws or regulations occur or the assumptions used to estimate losses at multiple sites are adjusted, such changes could materially and adversely impact multiple facilities, formerly owned facilities and third-party sites at the same time. As a result, from time to time, significant charges against income for environmental remediation may occur. And while management does not believe that any such charges would have a material adverse impact on ETE’s consolidated financial position, it can provide no assurance.

Transwestern conducts soil and groundwater remediation at a number of its facilities. Some of the cleanup activities include remediation of several compressor sites on the Transwestern system for contamination by PCBs, and the costs of this work are not eligible for recovery in rates. The total accrued future estimated cost of remediation activities expected to continue through 2025 is $7 million, which is included in the total environmental accruals mentioned above. Transwestern received FERC approval for rate recovery of projected soil and groundwater remediation costs not related to PCBs effective April 1, 2007. Transwestern, as part of ongoing arrangements with customers, continues to incur costs associated with containing and removing potential PCB contamination. Future costs cannot be reasonably estimated because remediation activities are undertaken as potential claims are made by customers and former customers. Such future costs are not expected to have a material impact on ETE’s financial position, results of operations or cash flows, but management can provide no assurance.

Air Emissions

ETE’s operations are subject to the federal Clean Air Act, as amended, and comparable state laws and regulations. These laws and regulations regulate emissions of air pollutants from various industrial sources, including ETE’s processing plants, and also impose various monitoring and reporting requirements. Such laws and regulations may require that ETE obtain pre-approval for the construction or modification of certain projects or facilities, such as ETE’s processing plants and compression facilities, expected to produce air emissions or to result in the increase of existing air emissions, that ETE obtains and strictly comply with air permits containing various emissions and operational limitations, or that ETE utilize specific emission control technologies to limit emissions. ETE will incur capital expenditures in the future for air pollution control equipment in connection with obtaining and maintaining operating permits and approvals for air emissions. In addition, ETE’s processing plants, pipelines and compression facilities are subject to increasingly stringent regulations, including regulations that require the installation of control technology or the implementation of work practices to control hazardous air pollutants. Moreover, the Clean Air Act requires an operating permit for major sources of emissions and this requirement applies to some of ETE’s facilities. Historically, ETE’s costs for compliance with existing Clean Air Act and comparable state law requirements have not had a material adverse effect on its results of operations; however, there can be no assurance that such costs will not be material in the future. The EPA and state agencies are often considering, proposing or finalizing new regulations that could impact ETE’s existing operations and the costs and timing of new infrastructure development. For example, in October 2015, the EPA published a final rule under the Clean Air Act, lowering the National Ambient Air Quality Standard (“NAAQS”) for ground-level ozone to 70 parts per billion for the 8-hour primary and secondary ozone standards. The EPA anticipates designating new non-attainment areas by October 1, 2017, and requiring states to revise implementation plans by October 1, 2020, with compliance dates anticipated between 2021 and 2037 determined by the degree of non-attainment. Compliance with this or other new regulations could, among other things, require installation of new emission controls on some of ETE’s equipment, result in longer permitting timelines, and significantly increase ETE’s capital expenditures and operating costs, which could adversely impact ETE’s business.

Clean Water Act

The Federal Water Pollution Control Act of 1972, as amended, also known as Clean Water Act and comparable state laws impose restrictions and strict controls regarding the discharge of pollutants, including hydrocarbon-bearing wastes, into state waters and waters of the United States. Pursuant to the Clean Water Act and similar state laws, a National Pollutant Discharge Elimination System, or state permit, or both, must be obtained to discharge pollutants into federal and state waters. In addition, the Clean Water Act and comparable state laws require that individual permits or coverage under general permits be obtained by subject facilities for discharges of storm water runoff. The Clean Water Act also prohibits the discharge of dredge and fill material in regulated waters, including wetlands, unless authorized by permit. In May 2015, the EPA issued a final rule that attempts to clarify the federal jurisdictional reach over waters of the United States but this rule has been stayed nationwide by the U.S. Sixth Circuit Court of Appeals as that appellate court and numerous district courts ponder lawsuits opposing implementation of the rule. To the extent the rule expands the scope of the Clean Water Act’s jurisdiction, ETE could face increased costs and delays with respect to obtaining permits for dredge and fill activities in wetland areas.

Spills

ETE’s operations can result in the discharge of regulated substances, including NGLs, crude oil or other products. The Clean Water Act, as amended by the federal Oil Pollution Act of 1990, as amended, (“OPA”) and comparable state laws impose restrictions and strict controls regarding the discharge of regulated substances into state waters or waters of the United States. The Clean Water Act and comparable state laws can impose substantial administrative, civil and criminal penalties for non-compliance including spills and other non-authorized discharges. The OPA subjects owners of covered facilities to strict joint and potentially unlimited liability for removal costs and other consequences of a release of oil, where the release is into navigable waters, along shorelines or in the exclusive economic zone of the United States. Spill prevention control and countermeasure requirements of the Clean Water Act and some state laws require that containment dikes and similar structures be installed to help prevent the impact on navigable waters in the event of a release. The PHMSA, the EPA, or various state regulatory agencies, has approved ETE’s oil spill emergency response plans that are to be used in the event of a spill incident.

In addition, some states maintain groundwater protection programs that require permits for discharges or operations that may impact groundwater conditions. ETE’s management believes that compliance with existing permits and compliance with foreseeable new permit requirements will not have a material adverse effect on ETE’s results of operations, financial position or expected cash flows.

Endangered Species Act

The Endangered Species Act, as amended restricts activities that may affect endangered or threatened species or their habitat. Similar protections are offered to migratory birds under the Migratory Bird Treaty Act. ETE may operate in areas that are currently designated as a habitat for endangered or threatened species or where the discovery of previously unidentified endangered species, or the designation of additional species as endangered or threatened may occur in which event such one or more developments could cause ETE to incur additional costs, to develop habitat conservation plans, to become subject to expansion or operating restrictions, or bans in the affected areas. Moreover, such designation of previously unprotected species as threatened or endangered in areas where ETE’s oil and natural gas exploration and production customers operate could cause ETE’s customers to incur increased costs arising from species protection measures and could result in delays or limitations in ETE’s customers’ performance of operations, which could reduce demand for ETE’s services.

Climate Change

Based on findings made by the EPA that emissions of carbon dioxide, methane and other greenhouse gases present an endangerment to public health and the environment, the EPA has adopted regulations under existing provisions of the federal Clean Air Act that, among other things, establish PSD and Title V permitting reviews for greenhouse gas emissions from certain large stationary sources that already are potential major sources of certain principal, or criteria, pollutant emissions. Facilities required to obtain PSD permits for their greenhouse gas emissions will be required to also reduce those emissions according to “best available control technology” standards for greenhouse gases, which are typically developed by the states. Any regulatory or permitting obligation that limits emissions of greenhouse gases could require ETE to incur costs to reduce or sequester emissions of greenhouse gases associated with its operations and also could adversely affect demand for the natural gas and other hydrocarbon products that ETE transports, processes, or otherwise handles in connection with its services.

In addition, the EPA adopted regulations requiring the annual reporting of greenhouse gas emissions from certain petroleum and natural gas sources in the United States, including onshore oil and natural gas production, processing, transmission, storage and distribution facilities. On October 22, 2015, the EPA published a final rule that expands the petroleum and natural gas system sources for which annual greenhouse gas emissions reporting is currently required to include greenhouse gas emissions reporting beginning in the 2016 reporting year for certain onshore gathering and boosting systems consisting primarily of gathering pipelines, compressors and process equipment used to perform natural gas compression, dehydration and acid gas removal. ETE is monitoring greenhouse gas emissions from certain of its facilities pursuant to applicable greenhouse emissions reporting requirements, and management does not believe that the costs of these monitoring and reporting requirements will have a material adverse effect on ETE”s results of operations.

Various pieces of legislation to reduce emissions of, or to create cap and trade programs for, greenhouse gases have been proposed by the U.S. Congress over the past several years, but no proposal has yet passed. Numerous states have already taken legal measures to reduce emissions of greenhouse gases, primarily through the planned development of greenhouse gas emission inventories and/or regional greenhouse gas cap and trade programs. The passage of legislation that limits emissions of greenhouse gases from ETE’s equipment and operations could require ETE to incur costs to reduce the greenhouse gas emissions from its own operations, and it could also adversely affect demand for ETE’s transportation, storage and processing services by reducing demand for oil, natural gas and NGLs. For example, in August 2015, the EPA announced proposed rules, expected to be finalized in 2016, that would establish new controls for methane emissions from certain new, modified or reconstructed equipment and processes in the oil and natural gas source category, including oil and natural gas production and natural gas processing and transmission facilities as part of an overall effort to reduce methane emissions by up to 45 percent from 2012 levels in 2025. On an international level, the United States is one of almost 200 nations that agreed in December 2015 to an international climate change agreement in Paris, France that calls for countries to set their own greenhouse gas emissions targets and be transparent about the measures each country will use to achieve its greenhouse gas emissions targets. Although it is not possible at this time to predict how new methane restrictions would impact ETE’s business or how or when the United States might impose restrictions on greenhouse gases as a result of the international agreement agreed to in Paris, any new legal requirements that impose more stringent requirements on the emission of greenhouse gases from ETE’s operations could result in increased compliance costs or additional operating restrictions, which could have an adverse effect on ETE’s business, financial condition and results of operations. Moreover, such new legislation or regulatory programs could also increase the cost to ETE’s oil and natural gas exploration and production customers and thereby reduce demand for oil and natural gas, which could reduce the demand for ETE’s services to its customers.

Some have suggested that one consequence of climate change could be increased severity of extreme weather, such as increased hurricanes and floods. If such effects were to occur, ETE’s operations could be adversely affected in various ways, including damages to its facilities from powerful winds or rising waters, or increased costs for insurance. Another possible consequence of climate change is increased volatility in seasonal temperatures. The market for ETE’s NGLs and natural gas is generally improved by periods of colder weather and impaired by periods of warmer weather, so any changes in climate could affect the market for the fuels that ETE produces. Despite the use of the term “global warming” as a shorthand for climate change, some studies indicate that climate change could cause some areas to experience temperatures substantially colder than their historical averages. As a result, it is difficult to predict how the market for ETE’s products could be affected by increased temperature volatility, although if there is an overall trend of warmer temperatures, it would be expected to have an adverse effect on ETE’s business.

Employee Health and Safety

ETE is subject to the requirements of the federal OSHA and comparable state laws that regulate the protection of the health and safety of workers. In addition, the OSHA hazard communication standard requires that information be maintained about hazardous materials used or produced in operations and that this information be provided to employees, state and local government authorities and citizens. ETE believes that its past costs for OSHA required activities, including general industry standards, recordkeeping requirements, and monitoring of occupational exposure to regulated substances, have not had a material adverse effect on its results of operations but there is no assurance that such costs will not be material in the future.

Employees

As of January 29, 2016, ETE and its consolidated subsidiaries employed an aggregate of 30,078 employees, 1,762 of which are represented by labor unions. ETE and its subsidiaries believe that their relations with their employees are satisfactory.

Cash Distribution Policy of ETE and the ETE Entities

ETE’s Cash Distribution Policy

In connection with the completion of the merger transactions, ETE will amend its partnership agreement (the “ETE partnership agreement amendment”) to, among other things, provide for the creation of the ETE Class E units. The following summary of ETE’s cash distribution policy reflects the provisions of ETE’s partnership agreement, as amended by the ETE partnership agreement amendment.

General

ETE will distribute to its unitholders, within 50 days after the end of each quarter, all of its available cash in the manner described below.

Definition of Available Cash

Available cash is defined in ETE’s partnership agreement and generally means, with respect to any calendar quarter, all cash on hand at the end of such quarter:

•	less the amount of cash reserves necessary or appropriate, as determined in good faith by the ETE general partner, to:

•	satisfy general, administrative and other expenses and debt service requirements;

•	permit ETP GP to make capital contributions to ETP in order to maintain its general partner interest upon the issuance of additional partnership securities by ETP;

•	comply with applicable law or any debt instrument or other agreement;

•	provide funds for distributions to unitholders and the ETE general partner in respect of any one or more of the next four quarters; and

•	otherwise provide for the proper conduct of ETE’s business;

•	plus all cash on hand immediately prior to the date of the distribution of available cash for the quarter.

Distributions For Each Initial Quarter

For each quarter as to which the declaration date and the record date for a quarterly distribution with respect to the ETE common units occurs prior to the WMB End Date (each, an “Initial Quarter”), ETE will make distributions of available cash to all holders of ETE common units and the ETE general partner, in accordance with their respective percentage interests. Notwithstanding the foregoing, with respect to each Participating Common Unit:

•	if the per unit distribution with respect to the ETE common units (other than any Extraordinary Distributions) (the “ETE Common Unit Distribution”) paid in cash for such Initial Quarter is greater than or equal to $0.11 (the “Preferred Distribution Amount”), then each Participating Common Unit will be entitled to a cash distribution in an amount equal to the Preferred Distribution Amount for such Initial Quarter; and

•	if the ETE Common Unit Distribution paid in cash for such Initial Quarter is less than the Preferred Distribution Amount, then each Participating Common Unit will be entitled to a cash distribution in an amount equal to the ETE Common Unit Distribution for such Initial Quarter.

For each Initial Quarter, the Conversion Value will be increased by the Conversion Value Cap, less the cash distribution actually paid with respect to each Participating Common Unit for such Initial Quarter. Any Extraordinary Distribution made with respect to an Initial Quarter will be disregarded for purposes of calculating the Conversion Value.

Extraordinary Distributions with respect to an Initial Quarter will be made to the ETE general partner and all ETE unitholders, including holders of Participating Common Units and Convertible Units, on an as converted basis, in accordance with their respective percentage interests.

Distributions for Each Subsequent Quarter

For each quarter as to which the declaration date and the record date for a quarterly distribution with respect to the ETE common units occurs after the WMB End Date (each, a “Subsequent Quarter”), ETE will make distributions (in cash or other property) as follows:

•	first, prior to any distributions being made to the holders of ETE common units and ETE Class E units and the ETE general partner, each holder of a Convertible Unit will be entitled to a cash distribution equal to the Preferred Distribution Amount; and

•	then, to the holders of ETE common units and ETE Class E units and the ETE general partner, in accordance with their respective percentage interests.

Extraordinary Distributions made with respect to any Subsequent Quarter will be made to the ETE general partner and all ETE unitholders, including holders of Participating Common Units and Convertible Units, on an as-converted basis, in accordance with their respective percentage interests.

Holders of Participating Common Units will not be entitled to receive distributions, other than Extraordinary Distributions, with respect to any Subsequent Quarter.

For each Subsequent Quarter, the Conversion Value of each Convertible Unit will be increased by the Conversion Value Cap less the cash distribution actually paid with respect to each Convertible Unit. Any Extraordinary Distribution made with respect to a Subsequent Quarter will be disregarded for purposes of calculating the Conversion Value.

Distributions Following the Mandatory Conversion Date

For each quarter following the date that is the earliest of (a) May 18, 2018, (b) the date upon which the Convertible Units would be convertible into 136,612,021 ETE common units (the quotient of $1.0 billion and the closing price of the ETE common units on the NYSE on the closing date of the private offering), (c) the date of a change of control of ETE or (d) the date of the dissolution of ETE (the “Mandatory Conversion Date”), ETE will make distributions of available cash to holders of ETE common units (including those issued upon the conversion of Convertible Units), ETE Class E units and the ETE general partner, in accordance with their respective percentage interests.

Adjustments to Capital Accounts

ETE will make adjustments to capital accounts upon the issuance of additional units. In doing so, ETE will allocate any unrealized and, for tax purposes, unrecognized gain or loss resulting from the adjustments to the unitholders and the ETE general partner in the same manner as ETE allocates gain or loss upon liquidation. In the event that ETE makes positive adjustments to the capital accounts upon the issuance of additional units, ETE will allocate any later negative adjustments to the capital accounts resulting from the issuance of additional units or upon ETE’s liquidation in a manner which results, to the extent possible, in the partners’ capital account balances equaling the amount which they would have been if no earlier positive adjustments to the capital accounts had been made. During the period beginning on January 1, 2019 and ending on December 31, 2025, ETE may not engage in a sale of WPZ common units or assets if such sale of WPZ common units or assets, respectively, is expected to result in an allocation of gain (which, with respect to any sale of WPZ common units will take into account any such gain from prior sales of WPZ common units) to the holders of the ETE Class E units that exceeds by $400 million the gain that would have been allocated to the holders of the ETE Class E units if the gain were allocated in accordance with their percentage interest in ETE, unless ETC GP’s conflicts committee has first approved of such sale. Please see “Additional Information About ETC—Description of Our Partnership Agreement—Voting the ETE Class E Units.”

Any net income for a taxable year will be allocated to all unitholders, excluding holders of ETE Class E units, in accordance with their respective percentage interests. Any net losses for a taxable year will be allocated to all unitholders, excluding holders of ETE Class E units, and the ETE general partner in accordance their respective percentage interests.

Distributions of Cash Upon Liquidation

If ETE dissolves in accordance with its partnership agreement, ETE will sell or otherwise dispose of its assets in a process called a liquidation. Upon a liquidation, all Convertible Units will automatically convert into ETE common units based on their Conversion Value at the time. ETE will first apply the proceeds of liquidation to the payment of its creditors in the order of priority provided in the partnership agreement and by law, and, thereafter, ETE will distribute any remaining proceeds to the unitholders, including the holders of ETE common units (including those issued upon the conversion of the Convertible Units), ETE Class E units and the ETE general partner in accordance with their respective positive capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of ETE’s assets in liquidation.

No unitholder will have any obligation to restore any negative balance in its capital account upon liquidation of ETE.

ETP’s Cash Distribution Policy

General

ETP will distribute all of its “available cash” to its unitholders and ETP GP within 45 days following the end of each fiscal quarter.

Definition of Available Cash

Available cash is defined in ETP’s partnership agreement and generally means, with respect to any calendar quarter, all cash on hand at the end of such quarter:

•	less the amount of cash reserves that are necessary or appropriate in the reasonable discretion of ETP GP to:

•	provide for the proper conduct of ETP’s business;

•	comply with applicable law and/or debt instrument or other agreement (including reserves for future capital expenditures and for ETP’s future capital needs); or

•	provide funds for distributions to unitholders and ETP GP in respect of any one or more of the next four quarters;

•	plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter.

Working capital borrowings are generally borrowings that are made under ETP’s credit facilities and in all cases used solely for working capital purposes or to pay distributions to partners.

Operating Surplus and Capital Surplus

All cash distributed to ETP’s unitholders is characterized as either “operating surplus” or “capital surplus.” ETP distributes available cash from operating surplus differently than available cash from capital surplus.

Definition of Operating Surplus

ETP’s operating surplus for any period generally means:

•	ETP’s cash balance on the closing date of ETP’s initial public offering in 1996; plus

•	$10.0 million (as described below); plus

•	all of ETP’s cash receipts since the closing of ETP’s initial public offering, excluding cash from interim capital transactions such as borrowings that are not working capital borrowings, sales of equity and debt securities and sales or other dispositions of assets outside the ordinary course of business; plus

•	ETP’s working capital borrowings made after the end of a quarter but before the date of determination of operating surplus for the quarter; less

•	all of ETP’s operating expenditures after the closing of ETP’s initial public offering, including the repayment of working capital borrowings, but not the repayment of other borrowings, and including maintenance capital expenditures; less

•	the amount of ETP’s cash reserves that ETP GP deems necessary or advisable to provide funds for future operating expenditures.

Definition of Capital Surplus

Generally, capital surplus will be generated only by:

•	borrowings other than working capital borrowings;

•	sales of ETP’s debt and equity securities; and

•	sales or other disposition of assets for cash, other than inventory, accounts receivable and other current assets sold in the ordinary course of business or as part of normal retirements or replacements of assets.

Characterization of Cash Distributions

ETP will treat all available cash distributed as coming from operating surplus until the sum of all available cash distributed since ETP began operations equals the operating surplus as of the most recent date of determination of available cash. ETP will treat any amount distributed in excess of operating surplus, regardless of its source, as capital surplus. As reflected above, operating surplus includes $10.0 million in addition to ETP’s cash balance on the closing date of ETP’s initial public offering, cash receipts from ETP’s operations and cash from working capital borrowings. This amount does not reflect actual cash on hand that is available for distribution to ETP’s unitholders. Rather, it is a provision that enables ETP, if ETP chooses, to distribute as operating surplus up to $10.0 million of cash ETP receives in the future from non-operating sources, such as asset sales, issuances of securities, and long-term borrowings, that would otherwise be distributed as capital surplus. ETP has not made, and ETP anticipates that it will not make, any distributions from capital surplus.

Incentive Distribution Rights

IDRs represent the contractual right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution has been paid. Please read “—Distributions of Available Cash from Operating Surplus” below. ETP GP owns all of the ETP IDRs.

Distributions of Available Cash from Operating Surplus

The terms of ETP’s partnership agreement require that ETP make cash distributions with respect to each calendar quarter within 45 days following the end of each calendar quarter. ETP is required to make distributions of available cash from operating surplus for any quarter to the holders of preferred units of ETP (the “ETP Preferred Units”). The ETP Preferred Units will receive distributions at a rate of $0.445 per ETP Preferred Unit, payable quarterly on the same date as the distribution payment date for the ETP common units. The record date for the determination of holders entitled to receive distributions of the ETP Preferred Units will be the same as the record date for determination of common unitholders entitled to receive quarterly distributions.

If ETP (x) fails to pay distributions on the ETP Preferred Units, (y) reduces the distributions on the common units to zero ($0.00) and (z) is prohibited by its material financing agreements from paying cash distributions, then until the distributions that were to be paid on the ETP Preferred Units on such distribution payment date are paid in cash, such distributions shall automatically accrue and accumulate. If ETP fails to pay cash distributions in full for two quarters (whether or not consecutive), then to the extent that ETP fails to pay cash distributions on the ETP Preferred Units thereafter, all future distributions on the ETP Preferred Units that are accrued rather than being paid in cash by ETP will consist of the following: (i) $0.35375 per ETP Preferred Unit per quarter, (ii) $0.09125 per ETP Preferred Unit per quarter (the “Common Unit Distribution Amount”), payable solely in common units, and (iii) $0.09125 per ETP Preferred Unit per quarter (the “PIK Distribution Additional Amount”), payable solely in common units. The total number of common units payable in connection with the Common Unit Distribution Amount or the PIK Distribution Additional Amount cannot exceed 659,840 in any period of twenty consecutive fiscal quarters. As of April 30, 2015, there were approximately $2.9 million in accrued but unpaid distributions in the aggregate on the ETP Preferred Units.

Additionally, the holders of the ETP Preferred Units are entitled to a “make-whole” distribution and allocation equal to 60% of the tax cost of the rate differential between ordinary income and long term capital gains with respect to any gross income allocation resulting from a forced conversion of the ETP Preferred Units, “grossed up” for the additional tax due with respect to such “make-whole” allocation.

After making the required distributions to the holders of ETP Preferred Units, ETP is required to make distributions of available cash from operating surplus for any quarter to Class H unitholders and Class I unitholders described above for any quarter as follows:

•	first, an amount equal to the excess, if any, of (a) 50.05% of all amounts distributed with respect to a quarter ended before December 31, 2014 plus 90.05% of all amounts currently or previously distributed with respect to a quarter ended after December 31, 2014, in each case on or after March 9, 2015, to ETP by SXL GP with respect to the general partner interest in SXL held by SXL GP (the “SXL GP Interest”) (including any proceeds attributable to the sale of the SXL GP Interest) over (b) the cumulative amount of available cash previously distributed to the Class H unitholders pursuant to this clause; and

•	second, an amount equal to the excess, if any, of (a) 90.05% of all amounts currently or previously distributed, in each case on or after March 9, 2015, to ETP by SXL GP with respect to the IDRs in SXL held by SXL GP (the “SXL IDRs”) (including any proceeds attributable to the sale of the SXL IDRs), over (b) the cumulative amount of available cash previously distributed to the Class H unitholders pursuant to this clause.

After making the required distributions to the Class H unitholders, ETP is required to make distributions of available cash from operating surplus for any quarter to Class I unitholders, pro rata in proportion to the number of ETP Class I Units of each holder, in the aggregate amount of $55 million in 2015 and $30 million in 2016, subject to adjustment, commencing with the quarter ended March 31, 2015 and ending with the quarter ending December 31, 2019.

ETP will distribute any available cash from operating surplus remaining after making the required distributions to the holders of ETP Preferred Units, Class H unitholders and Class I unitholders described above for any quarter as follows:

•	first, 100% to all common unitholders, Class E unitholders and Class G unitholders and ETP GP, in accordance with their percentage interests, until each common unit has received $0.25 per unit for such quarter (the “ETP minimum quarterly distribution”);

•	second, 100% to all common unitholders, Class E unitholders and Class G unitholders ETP GP, in accordance with their respective percentage interests, until each common unit has received $0.275 per unit for such quarter (the “ETP first target distribution”);

•	third, (i) to ETP GP in accordance with its percentage interest, (ii) 13% to the holders of the IDRs, pro rata, and (iii) to all common unitholders, Class E unitholders and Class G unitholders, pro rata, a percentage equal to 100% less the percentages applicable to ETP GP and holders of the IDRs, until each common unit has received $0.3175 per unit for such quarter (the “ETP second target distribution”);

•	fourth, (i) to ETP GP in accordance with its percentage interest, (ii) 23% to the holders of the IDRs, pro rata, and (iii) to all common unitholders, Class E unitholders and Class G unitholders, pro rata, a percentage equal to 100% less the percentages applicable to ETP GP and holders of the IDRs, until each common unit has received $0.4125 per unit for such quarter (the “ETP third target distribution”); and

•	fifth, thereafter, (i) to ETP GP in accordance with its percentage interest, (ii) 48% to the holder of the IDRs, pro rata, and (iii) to all common unitholders, Class E unitholders and Class G unitholders, pro rata, a percentage equal to 100% less the percentages applicable to ETP GP and holders of the IDRs.

The allocation of distributions among the common, Class E unitholders, Class G unitholders and ETP GP is based on their respective interests as of the record date for such distributions.

Notwithstanding the foregoing, the distributions on each Class E unit may not exceed $1.41 per year and distributions on each Class G Unit may not exceed $3.75 per year. In addition, the distributions to the holders of the IDRs will not exceed the amount the holders of the IDRs would otherwise receive if the available cash for distribution were reduced to the extent it constitutes amounts previously distributed with respect to the ETP Class G Units.

Distributions of Available Cash from Capital Surplus

ETP will make distributions of available cash from capital surplus, if any, first to Class H unitholders, pro rata in proportion to the number of ETP Class H Units of each holder, as described above under “—Distributions of Available Cash from Operating Surplus” and then in the following manner:

•	to all of ETP’s unitholders and ETP GP, in accordance with their percentage interests, until ETP distributes for each common unit an amount of available cash from capital surplus equal to ETP’s initial public offering price; and

•	thereafter, ETP will make all distributions of available cash from capital surplus as if they were from operating surplus.

ETP’s partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from the initial public offering, which is a return of capital. The initial public offering price per common unit less any distributions of capital surplus per unit is referred to as the “unrecovered capital”.

If ETP combines its units into fewer units or subdivide its units into a greater number of units, ETP will proportionately adjust its minimum quarterly distribution, its target cash distribution levels, and its unrecovered capital. For example, if a two-for-one split of ETP’s common units should occur, ETP’s unrecovered capital would be reduced to 50% of the initial level. ETP will not make any adjustment by reason of its issuance of additional units for cash or property.

In addition, if legislation is enacted or if existing law is modified or interpreted in a manner that causes ETP to become taxable as a corporation or otherwise subject to additional taxation as an entity for federal, state or local income tax purposes, under the terms of ETP’s partnership agreement, ETP can reduce its minimum quarterly distribution and the target cash distribution levels by multiplying the same by one minus the sum of the highest marginal federal corporate income tax rate that could apply and any increase in the effective overall state and local income tax rates.

Distributions of Cash Upon Liquidation

General

If ETP dissolves in accordance with its partnership agreement, ETP will sell or otherwise dispose of its assets in a process called liquidation. ETP will first apply the proceeds of liquidation to the payment of its creditors. ETP will distribute any remaining proceeds to the unitholders and ETP GP, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of ETP’s assets in liquidation.

Any further net gain recognized upon liquidation will be allocated in a manner that takes into account the IDRs of ETP GP.

Manner of Adjustments for Gain

The manner of the adjustment for gain is set forth in ETP’s partnership agreement in the following manner:

•	first, to ETP GP and the holders of units who have negative balances in their capital accounts to the extent of and in proportion to those negative balances;

•	second, 100% to the common unitholders and ETP GP, in accordance with their respective percentage interests, until the capital account for each common unit is equal to the sum of:

•	the unrecovered capital; and

•	the amount of the ETP minimum quarterly distribution for the quarter during which ETP’s liquidation occurs;

•	third, 100% to all unitholders and ETP GP, in accordance with their respective percentage interests, until ETP allocates under this paragraph an amount per unit equal to:

•	the sum of the excess of the ETP first target distribution per unit over the ETP minimum quarterly distribution per unit for each quarter of ETP’s existence; less

•	the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the ETP minimum quarterly distribution per unit that ETP distributed 100% to the unitholders and ETP GP, in accordance with their percentage interests, for each quarter of ETP’s existence;

•	fourth, 1% to the Class E unitholders and 1% to the Class G unitholders, with the remainder being allocated 100% to the common unitholders and ETP GP, in accordance with their respective percentage interests, until ETP allocates under this paragraph an amount per unit equal to:

•	the unrecovered capital; and;

•	the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the ETP minimum quarterly distribution per unit that ETP distributed 100% to the unitholders and ETP GP, in accordance with their percentage interests, for each quarter of ETP’s existence;

•	fifth, 87% to all unitholders and ETP GP, in accordance with their respective percentage interests, and 13% to the holders of the IDRs, pro rata, until ETP allocates under this paragraph an amount per unit equal to:

•	the sum of the excess of the ETP second target distribution per unit over the ETP first target distribution per unit for each quarter of ETP’s existence; less

•	the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the ETP first target distribution per unit that ETP distributed 87% to the unitholders and ETP GP, in accordance with their percentage interests, and 13% to the holders of the IDRs, pro rata, for each quarter of ETP’s existence;

•	sixth, 77% to all unitholders and ETP GP, in accordance with their respective percentage interests, and 23% to the holders of the IDRs, pro rata, until ETP allocates under this paragraph an amount per unit equal to:

•	the sum of the excess of the ETP third target distribution per unit over the ETP second target distribution per unit for each quarter of ETP’s existence; less

•	the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the ETP second target distribution per unit that ETP distributed 77% to the unitholders and ETP GP, in accordance with their respective percentage interests, and 23% to the holders of the IDRs, pro rata, for each quarter of ETP’s existence; and

•	seventh, thereafter, 52% to all unitholders and ETP GP, in accordance with their respective percentage interests, and 48% to the holders of the IDRs, pro rata.

The Class H unitholders are not entitled to receive any adjustments for loss described above; however, Class H unitholders are entitled to special allocations from ETP corresponding to 90.05% of any net losses recognized upon the liquidation of SXL allocated to ETP by SXL GP with respect to the SXL GP Interest and SXL IDRs.

Manner of Adjustment for Losses

Upon ETP’s liquidation, ETP will generally allocate any loss to ETP GP and the unitholders in the following manner:

•	first, 100% to the common unitholders, the Class E unitholders, Class G unitholders and ETP GP in proportion to the positive balances in the holders’ capital accounts and ETP GP’s percentage interest, respectively, until the capital accounts of the common unitholders, Class E unitholders and Class G unitholders have been reduced to zero; and

•	second, thereafter, 100% to ETP GP.

Adjustments to Capital Accounts upon the Issuance of Additional Units

ETP will make adjustments to capital accounts upon the issuance of additional units. In doing so, ETP will allocate any unrealized and, for tax purposes, unrecognized gain or loss resulting from the adjustments to the unitholders and ETP GP in the same manner as ETP allocates gain or loss upon liquidation. In the event that ETP makes positive adjustments to the capital accounts upon the issuance of additional units, ETP will allocate any later negative adjustments to the capital accounts resulting from the issuance of additional units or upon ETP’s liquidation in a manner which results, to the extent possible, in ETP GP’s capital account balances equaling the amount which they would have been if no earlier positive adjustments to the capital accounts had been made.

SXL’s Cash Distribution Policy

General

SXL’s partnership agreement provides that it will distribute all of its available cash to SXL common unitholders of record on the applicable record date within 45 days after the end of each quarter.

Definition of Available Cash

Available cash generally means, for each fiscal quarter all cash on hand at the end of the quarter:

•	less the amount of cash reserves that SXL GP establishes to:

•	provide for the proper conduct of SXL’s business;

•	comply with applicable law, any of SXL’s debt instruments or other agreements; or

•	provide funds for distributions to SXL’s unitholders and to SXL GP for any one or more of the next four quarters;

•	plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter.

Working capital borrowings are generally borrowings that are made under SXL’s credit facilities and in all cases are used solely for working capital purposes or to pay distributions to partners.

Intent to Distribute the Minimum Quarterly Distribution

SXL intends to distribute to the holders of SXL common units on a quarterly basis at least the minimum quarterly distribution of $0.075 per unit, or $0.30 per year (the “SXL minimum quarterly distribution”), to the extent it has sufficient cash from its operations after establishment of cash reserves and payment of fees and expenses, including payments to SXL GP. However, there is no guarantee that SXL will pay the quarterly distribution in this amount, or the SXL minimum quarterly distribution on the SXL common units in any quarter, and SXL will be prohibited from making any distributions to SXL common unitholders if it would cause an event of default, or an event of default is existing, under its credit facilities or other debt securities.

Operating Surplus and Capital Surplus

All cash distributed to SXL common unitholders will be characterized as either “operating surplus” or “capital surplus.” SXL distributes available cash from operating surplus differently than available cash from capital surplus.

Definition of Operating Surplus

Operating surplus for any period generally means:

•	SXL’s cash balance on the closing date of its initial public offering; plus

•	$15.0 million (as described below); plus

•	all of SXL’s cash receipts after the closing of its initial public offering, excluding cash from borrowings that are not working capital borrowings, sales of equity and debt securities and sales or other dispositions of assets outside the ordinary course of business; plus

•	working capital borrowings made after the end of a quarter but before the date of determination of operating surplus for the quarter; less

•	all of SXL’s operating expenditures after the closing of its initial public offering, including the repayment of working capital borrowings, but not the repayment of other borrowings, and including maintenance capital expenditures; less

•	the amount of cash reserves established by SXL GP in good faith to provide funds for future operating expenditures.

Definition of Capital Surplus

Generally, capital surplus will be generated only by:

•	borrowings other than working capital borrowings;

•	sales of debt and equity securities; and

•	sales or other disposition of assets for cash, other than inventory, accounts receivable and other current assets sold in the ordinary course of business or as part of normal retirements or replacements of assets.

Characterization of Cash Distributions

SXL will treat all available cash distributed as coming from operating surplus until the sum of all available cash distributed since it began operations equals the operating surplus as of the most recent date of determination of available cash. SXL will treat any amount distributed in excess of operating surplus, regardless of its source, as capital surplus. As reflected above, operating surplus includes $15.0 million in addition to SXL’s cash balance on the closing date of its initial public offering, cash receipts from its operations and cash from working capital borrowings. This amount does not reflect actual cash on hand that is available for distribution to SXL common unitholders. Rather, it is a provision that will enable SXL, if it chooses, to distribute as operating surplus up to $15.0 million of cash it receives in the future from non-operating sources, such as asset sales, issuances of securities and long-term borrowings, that would otherwise be distributed as capital surplus. SXL does not anticipate that it will make any distributions from capital surplus.

Distributions of Available Cash from Operating Surplus

SXL will make distributions of available cash from operating surplus for any quarter in the following manner:

•	first, to all SXL common unitholders and to SXL GP, in accordance with their percentage interests, until SXL distributes for each outstanding SXL common unit an amount equal to the SXL minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “—Incentive Distribution Rights” below.

Incentive Distribution Rights

IDRs represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the SXL minimum quarterly distribution and the target distribution levels have been achieved. SXL GP currently holds all of the IDRs, but may transfer these rights separately from the general partner’s general partner interest, subject to restrictions in SXL’s partnership agreement.

If for any quarter SXL has distributed available cash from operating surplus to the SXL common unitholders in an amount equal to the SXL minimum quarterly distribution, then it will distribute any additional available cash from operating surplus for that quarter among the SXL common unitholders and SXL GP in the following manner:

•	first, to all SXL common unitholders and to SXL GP, in accordance with their percentage interests, until each unitholder receives a total of $0.0833 per unit for that quarter (the “SXL first target distribution”);

•	second, (i) to SXL GP in accordance with its percentage interest, (ii) 13% to the holders of SXL’s IDRs and (iii) to all SXL common unitholders, pro rata, a percentage equal to 100% less the percentage applicable to SXL GP and the holders of SXL’s IDRs, until each SXL common unitholder receives a total of $0.0958 per unit for that quarter (the “SXL second target distribution”);

•	third, (i) to SXL GP in accordance with its percentage interest, (ii) 35% to the holders of SXL’s IDRs and (iii) to all SXL common unitholders, pro rata, a percentage equal to 100% less the percentage applicable to SXL GP and the holders of SXL’s IDRs, until each SXL common unitholder receives a total of $0.2638 per unit for that quarter (the “SXL third target distribution”); and

•	thereafter, (i) to SXL GP in accordance with its percentage interest, (ii) 48% to the holders of SXL’s IDRs and (iii) to all SXL common unitholders, pro rata, a percentage equal to 100% less the percentage applicable to SXL GP and the holders of SXL’s IDRs.

Distributions from Capital Surplus

SXL will make distributions of available cash from capital surplus, if any, in the following manner:

•	first, to all SXL common unitholders and SXL GP, in accordance with their percentage interests, until a hypothetical holder of a SXL common unit acquired in SXL’s initial public offering has received with respect to such common unit, during the period since its initial public offering through such date, distributions of available cash that are deemed to be capital surplus in an aggregate amount equal to the initial public offering price; and

•	thereafter, SXL will make all distributions of available cash from capital surplus as if they were from operating surplus.

SXL’s partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from the initial public offering, which is a return of capital. The initial public offering price less any distributions of capital surplus per unit is referred to as the unrecovered initial unit price. Each time a distribution of capital surplus is made, the SXL minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the corresponding reduction in the unrecovered initial unit price. Because distributions of capital surplus will reduce the SXL minimum quarterly distribution, after any of these distributions are made, it may be easier for SXL GP to receive incentive distributions. However, any distribution of capital surplus before the unrecovered initial unit price is reduced to zero cannot be applied to the payment of the SXL minimum quarterly distribution or any arrearages.

Once SXL distributes capital surplus on a unit in an amount equal to the initial unit price, it will reduce the SXL minimum quarterly distribution and the target distribution levels to zero. SXL will then make all future distributions from operating surplus, with 48% to the holders of SXL’s IDRs and the remainder to all SXL common unitholders and SXL GP in accordance with their percentage interests, pro rata.

Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels

In addition to adjusting the SXL minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if SXL combines its units into fewer units or subdivides its units into a greater number of units, it will proportionately adjust:

•	the SXL minimum quarterly distribution;

•	target distribution levels; and

•	the unrecovered initial unit price.

For example, if a two-for-one split of the SXL common units should occur, the SXL minimum quarterly distribution, the target distribution levels and the unrecovered initial unit price would each be reduced to 50% of its initial level. SXL will not make any adjustment by reason of the issuance of additional units for cash or property.

In addition, if legislation is enacted or if existing law is modified or interpreted in a manner that causes SXL to become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes, it will reduce the SXL minimum quarterly distribution and the target distribution levels by multiplying the same by one minus the sum of the highest marginal federal corporate income tax rate that could apply and any increase in the effective overall state and local income tax rates. For example, if SXL became subject to a maximum marginal federal and effective state and local income tax rate of 38%, then the SXL minimum quarterly distribution and the target distribution levels would each be reduced to 62% of their previous levels.

Distributions of Cash Upon Liquidation

General

If SXL dissolves in accordance with its partnership agreement, it will sell or otherwise dispose of its assets in a process called liquidation. SXL will first apply the proceeds of liquidation to the payment of its creditors. SXL will distribute any remaining proceeds to the unitholders and SXL GP, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of its assets in liquidation.

Manner of Adjustments for Gain

The manner of the adjustment for gain is set forth in SXL’s partnership agreement. SXL generally allocates any gain to the partners in the following manner:

•	first, to SXL GP and the holders of SXL units who have negative balances in their capital accounts to the extent of and in proportion to those negative balances;

•	second, to all SXL unitholders and SXL GP, in accordance with their percentage interests, until the capital account for each SXL common unit is equal to the sum of:

•	the unrecovered initial unit price; and

•	the amount of the SXL minimum quarterly distribution for the quarter during which SXL’s liquidation occurs.

•	third, to all SXL unitholders and SXL GP, in accordance with their percentage interests, until SXL allocates under this paragraph an amount per SXL unit equal to:

•	the sum of the excess of the SXL first target distribution per unit over the SXL minimum quarterly distribution per unit for each quarter of SXL’s existence; less

•	the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the SXL minimum quarterly distribution per unit for each quarter of SXL’s existence that it distributed to the SXL unitholders and to SXL GP, in accordance with their percentage interests;

•	fourth, 13% to the holders of SXL’s IDRs, pro rata, and the remainder to the SXL unitholders and SXL GP, in accordance with their percentage interests, pro rata, until SXL allocates under this paragraph an amount per unit equal to:

•	the sum of the excess of the SXL second target distribution per unit over the SXL first target distribution per unit for each quarter of SXL’s existence; less

•	the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the SXL first target distribution per unit for each quarter of SXL’s existence that SXL distributed 13% to the holders of SXL’s IDRs, pro rata, and the remainder to the SXL unitholders and SXL GP, in accordance with their percentage interests, pro rata;

•	fifth, 35% to the holders of SXL’s IDRs, pro rata, and the remainder to the SXL unitholders and SXL GP, in accordance with their percentage interests, pro rata, until SXL allocates under this paragraph an amount per unit equal to:

•	the sum of the excess of the SXL third target distribution per unit over the SXL second target distribution per unit for each quarter of SXL’s existence; less

•	the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the SXL second target distribution per unit for each quarter of SXL’s existence that it distributed 35% to the holders of SXL’s IDRs, pro rata, and the remainder to the SXL unitholders and SXL GP, in accordance with their percentage interests, pro rata; and

•	thereafter, 48% to the holders of SXL IDRs, pro rata, and the remainder to the SXL unitholders and SXL GP, in accordance with their percentage interests, pro rata.

Adjustments to Capital Accounts upon the Issuance of Partnership Interests

SXL will make adjustments to capital accounts upon the issuance of additional partnership interests. In doing so, SXL will allocate any unrealized and, for tax purposes, unrecognized gain or loss resulting from the adjustments to the unitholders and SXL GP in the same manner as it allocates gain or loss upon liquidation. In the event that SXL makes positive adjustments to the capital accounts upon the issuance of additional partnership interests, it will allocate any later negative adjustments to the capital accounts resulting from the issuance of additional partnership interests or upon its liquidation in a manner that results, to the extent possible, in SXL GP’s capital account balances equaling the amount that they would have been if no earlier positive adjustments to the capital accounts had been made.

Sunoco’s Cash Distribution Policy

Sunoco’s partnership agreement provides that it will distribute all of its available cash to unitholders of record on the applicable record date within 60 days after the end of each quarter.

Definition of Available Cash

Available cash generally means, for each fiscal quarter all cash on hand at the end of the quarter:

•	less the amount of cash reserves that Sunoco GP establishes to:

•	provide for the proper conduct of Sunoco’s business;

•	comply with applicable law, any of Sunoco’s debt instruments or other agreements; or

•	provide funds for distributions to Sunoco’s unitholders for any one or more of the next four quarters;

•	plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter.

Working capital borrowings are generally borrowings that are made under Sunoco’s credit facility and in all cases are used solely for working capital purposes or to pay distributions to partners.

Intent to Distribute the Minimum Quarterly Distribution

Sunoco intends to distribute to the holders of common units on a quarterly basis at least the minimum quarterly distribution of $0.4375 per unit, or $1.75 per year (the “Sunoco minimum quarterly distribution”), to the extent it has sufficient cash from its operations after establishment of cash reserves and payment of fees and expenses, including payments to Sunoco GP. However, there is no guarantee that Sunoco will pay the quarterly distribution in this amount, or the Sunoco minimum quarterly distribution on the common units in any quarter, and Sunoco will be prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default is existing, under its credit facility or other debt securities.

Operating Surplus and Capital Surplus

All cash distributed to unitholders will be characterized as either “operating surplus” or “capital surplus.” Sunoco distributes available cash from operating surplus differently than available cash from capital surplus.

Definition of Operating Surplus

Operating surplus for any period generally means:

•	$25.0 million (as described below); plus

•	all of Sunoco’s cash receipts after the closing of its initial public offering, excluding cash from borrowings that are not working capital borrowings, sales of equity and debt securities and sales or other dispositions of assets outside the ordinary course of business; plus

•	working capital borrowings made after the end of a quarter but before the date of determination of operating surplus for the quarter; plus

•	cash distributions paid on equity issued (including incremental distributions on IDRs) to finance all or a portion of expansion capital expenditures in respect of the period from the date that we enter into a binding obligation to commence the construction, acquisition or improvement of a capital asset until the earlier to occur of the date the capital asset commences commercial service and the date that it is abandoned or disposed of; less

•	all of Sunoco’s operating expenditures after the closing of its initial public offering, including the repayment of working capital borrowings, but not the repayment of other borrowings, and including maintenance capital expenditures; less

•	the amount of cash reserves established by Sunoco GP in good faith to provide funds for future operating expenditures; less

•	all working capital borrowings not repaid within twelve months after having been incurred, or repaid within such twelve-month period with the proceeds of additional working capital borrowings; less

•	any cash loss realized on the disposition of an investment capital expenditure.

Definition of Capital Surplus

Capital surplus is defined as any distribution of available cash in excess of Sunoco’s operating surplus. Generally, capital surplus will be generated only by:

•	borrowings other than working capital borrowings;

•	sales of debt and equity securities; and

•	sales or other disposition of assets for cash, other than inventory, accounts receivable and other current assets sold in the ordinary course of business or as part of normal retirements or replacements of assets.

Characterization of Cash Distributions

Sunoco will treat all available cash distributed as coming from operating surplus until the sum of all available cash distributed since it began operations equals the operating surplus as of the most recent date of determination of available cash. Sunoco will treat any amount distributed in excess of operating surplus, regardless of its source, as capital surplus. As reflected above, operating surplus includes $25.0 million in addition to Sunoco’s cash balance on the closing date of its initial public offering, cash receipts from its operations and cash from working capital borrowings. This amount does not reflect actual cash on hand that is available for distribution to Sunoco’s unitholders. Rather, it is a provision that will enable Sunoco, if it chooses, to distribute as operating surplus up to $25.0 million of cash it receives in the future from non-operating sources, such as asset sales, issuances of securities and long-term borrowings, that would otherwise be distributed as capital surplus. Sunoco does not anticipate that it will make any distributions from capital surplus.

Class C Units

On January 1, 2016, Sunoco issued an aggregate of 16,410,780 Sunoco Class C units consisting of (i) 5,242,113 Sunoco Class C units that were issued to Aloha Petroleum Ltd. (“Aloha”) as consideration for the contribution by Aloha to an indirect wholly owned subsidiary of Sunoco of all of Aloha’s assets relating to the wholesale supply of fuel and lubricants; and (ii) 11,168,667 Sunoco Class C units that were issued to indirect wholly owned subsidiaries of Sunoco in exchange for all of the outstanding Sunoco Class A units held by such subsidiaries. Sunoco’s partnership agreement provides that the Sunoco Class C units are entitled to receive quarterly distributions at a rate of $0.868176 per Sunoco Class C unit. The distributions on the Sunoco Class C units will be paid out of Sunoco’s available cash, except that the Class C units will not share in distributions of cash to the extent such cash is derived from or attributable to any distribution received by Sunoco from Susser Petroleum Property Company LLC (“PropCo”), the proceeds of any sale of the membership interests in PropCo, or any interest or principal payments received by Sunoco with respect to indebtedness of PropCo or its subsidiaries. The Class C units are entitled to receive distributions of Sunoco’s available cash (other than available cash attributable to PropCo) prior to distributions of such cash being made on the Sunoco common units. Any unpaid distributions on the Sunoco Class C units will accrue interest at a rate of 1.5% per annum until paid in full in cash. The Class C units are perpetual and do not have any rights of redemption or conversion.

Adjusted Operating Surplus

Adjusted operating surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes net changes in working capital borrowings and net changes in reserves of cash established in prior periods. Adjusted operating surplus consists of:

•	operating surplus generated with respect to that period (excluding any amount attributable to the item described in the first bullet point under the caption “—Operating Surplus and Capital Surplus—Definition of Operating Surplus” above); less

•	any net increase in working capital borrowings with respect to that period; less

•	any net decrease in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; plus

•	any net decrease in working capital borrowings with respect to that period; plus

•	any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium; plus

•	any net decrease made in subsequent periods in cash reserves for operating expenditures initially established with respect to such period to the extent such decrease results in a reduction of adjusted operating surplus in subsequent periods pursuant to the third bullet point above.

Distributions of Available Cash from Operating Surplus

The Sunoco partnership agreement requires Sunoco to make distributions of available cash from operating surplus for any quarter in the following manner:

•	first, to the holders of Sunoco Class C units to the extent of the distribution preference on the Sunoco Class C units, as described above under “Sunoco’s Cash Distribution Policy—Class C Units”;

•	second, to the common unitholders, pro rata, until Sunoco distributes for each common unit an amount equal to the Sunoco minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “—Incentive Distribution Rights” below.

Incentive Distribution Rights

IDRs represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the Sunoco minimum quarterly distribution and the target distribution levels have been achieved. ETE currently holds all of the IDRs, but may transfer these rights, subject to restrictions in Sunoco’s partnership agreement. For purposes of this section “—Incentive Distribution Rights,” the term unitholders does not include holders of Sunoco Class C units.

If for any quarter Sunoco has distributed available cash from operating surplus to the common units in an amount equal to the minimum quarterly distribution then Sunoco’s partnership agreement requires that it distribute any additional available cash from operating surplus for that quarter among the unitholders and ETE (in its capacity as the holder of Sunoco’s incentive distribution rights) in the following manner:

•	first, to all unitholders holding Sunoco common units, pro rata, until each unitholder receives a total of $0.503125 per Sunoco common unit for that quarter (the “first target distribution”);

•	second, 85.0% to all unitholders holding Sunoco common units, pro rata, and 15.0% to ETE (in its capacity as the holder of the IDRs), until each unitholder receives a total of $0.546875 per Sunoco common unit for that quarter (the “second target distribution”);

•	third, 75.0% to all unitholders holding Sunoco common units, pro rata, and 25.0% to ETE (in its capacity as the holder of the IDRs), until each unitholder receives a total of $0.65625 per Sunoco common unit for that quarter (the “third target distribution”); and

•	thereafter, 50.0% to all unitholders holding Sunoco common units, pro rata, and 50.0% to ETE (in its capacity as the holder of the IDRs).

Distributions from Capital Surplus

The Sunoco partnership agreement requires Sunoco to make distributions of available cash from capital surplus, if any, in the following manner:

•	first, to all unitholders holding Sunoco common units, pro rata, until the minimum quarterly distribution has been reduced to zero as described below; and

•	thereafter, Sunoco will make all distributions of available cash from capital surplus as if they were from operating surplus.

Sunoco’s partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from the initial public offering, which is a return of capital. The initial public offering price less any distributions of capital surplus per unit is referred to as the unrecovered initial unit price. Each time a distribution of capital surplus is made, the Sunoco minimum quarterly distribution and the target distribution levels will be reduced in the same proportion that the distribution had to the fair market value of the Sunoco common units immediately prior to the announcement of the distribution (or the average of the closing prices for the 20 consecutive trading days immediately prior to the ex-dividend date). Because distributions of capital surplus will reduce the Sunoco minimum quarterly distribution, after any of these distributions are made, it may be easier for ETE (in its capacity as the holder of the IDRs) to receive incentive distributions.

Once Sunoco distributes capital surplus on a unit in an amount equal to the initial unit price, it will reduce the Sunoco minimum quarterly distribution and the target distribution levels to zero. Sunoco will then make all future distributions from operating surplus, with 50% being paid to the holders of Sunoco common units and 50% to ETE (in its capacity as the holder of the IDRs), assuming that ETE has not transferred the IDRs.

Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels

In addition to adjusting the Sunoco minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if Sunoco combines its units into fewer units or subdivides its units into a greater number of units, it will proportionately adjust:

•	the Sunoco minimum quarterly distribution;

•	target distribution levels; and

•	the unrecovered initial unit price.

For example, if a two-for-one split of the common units should occur, the Sunoco minimum quarterly distribution, the target distribution levels and the unrecovered initial unit price would each be reduced to 50% of its initial level. Sunoco will not make any adjustment by reason of the issuance of additional units for cash or property.

In addition, if legislation is enacted or if existing law is modified or interpreted in a manner that causes Sunoco to become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes, it will reduce the Sunoco minimum quarterly distribution and the target distribution levels by multiplying the same by one minus the sum of the highest marginal federal corporate income tax rate that could apply and any increase in the effective overall state and local income tax rates. For example, if Sunoco became subject to a maximum marginal federal and effective state and local income tax rate of 38%, then the Sunoco minimum quarterly distribution and the target distribution levels would each be reduced to 62% of their previous levels.

Distributions of Cash Upon Liquidation

General

If Sunoco dissolves in accordance with its partnership agreement, it will sell or otherwise dispose of its assets in a process called liquidation. Sunoco will first apply the proceeds of liquidation to the payment of its creditors. Sunoco will distribute any remaining proceeds to the unitholders and the holder of its IDRs, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of its assets in liquidation.

Manner of Adjustments for Gain

The manner of the adjustment for gain is set forth in Sunoco’s partnership agreement. Sunoco will generally allocate any gain to its partners in the following manner:

•	first, to all common unitholders, pro rata, until the capital account for each common unit is equal to the sum of:

•	the unrecovered initial unit price; and

•	the amount of the Sunoco minimum quarterly distribution for the quarter during which Sunoco’s liquidation occurs;

•	second, to the holders of Sunoco Class C units, pro rata, until the capital account for each Sunoco Class C unit is equal to the sum of: (1) the unrecovered initial unit price for that Sunoco Class C unit; and (2) the unpaid amount of all accrued but unpaid distributions on that Sunoco Class C unit;

•	third, to all common unitholders, pro rata, until Sunoco allocates under this paragraph an amount per unit equal to:

•	the sum of the excess of the Sunoco first target distribution per unit over the Sunoco minimum quarterly distribution per unit for each quarter of Sunoco’s existence; less

•	the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the Sunoco minimum quarterly distribution per unit for each quarter of Sunoco’s existence that it distributed to the unitholders, pro rata;

•	fourth, 85.0% to all common unitholders, pro rata, and 15.0% to ETE (in its capacity as the holder of the IDRs), until Sunoco allocates under this paragraph an amount per unit equal to:

•	the sum of the excess of the second target distribution per unit over the first target distribution per unit for each quarter of Sunoco’s existence; less

•	the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the first target distribution per unit for each quarter of Sunoco’s existence that it distributed 85.0% to the unitholders, pro rata, and 15.0% to ETE (in its capacity as the holder of the IDRs);

•	fifth, 75.0% to all common unitholders, pro rata, and 25.0% to ETE (in its capacity as the holder of the IDRs), until Sunoco allocates under this paragraph an amount per unit equal to:

•	the sum of the excess of the third target distribution per unit over the second target distribution per unit for each quarter of Sunoco’s existence; less

•	the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the second target distribution per unit for each quarter of Sunoco’s existence that it distributed 75.0% to the unitholders, pro rata, and 25.0% to ETE (in its capacity as the holder of the IDRs); and

•	thereafter, 50.0% to all unitholders, pro rata, and 50.0% to ETE (in its capacity as the holder of the IDRs).

Manner of Adjustments for Losses

Sunoco will generally allocate any loss to unitholders in the following manner:

•	first, to the holders of Sunoco Class C units, pro rata, until the capital accounts of the Sunoco Class C units have been reduced to zero; and

•	thereafter, to common unitholders, pro rata, until the capital accounts of the common unitholders have been reduced to zero.

Adjustments to Capital Accounts

Sunoco will make adjustments to capital accounts upon the issuance of additional units. In doing so, Sunoco generally will allocate any unrealized and, for tax purposes, unrecognized gain resulting from the adjustments to the unitholders and the holders of its incentive distribution rights in the same manner as it allocates gain upon liquidation. By contrast to the allocations of gain, and except as provided above, Sunoco generally will allocate any unrealized and unrecognized loss resulting from the adjustments to capital accounts upon the issuance of additional units to the unitholders based on their percentage ownership of Sunoco. In the event Sunoco makes negative adjustments to the capital accounts as a result of such loss, future positive adjustments resulting from the issuance of additional units will be allocated in a manner designed to reverse the prior negative adjustments, and special allocations will be made upon liquidation in a manner that results, to the extent possible, in the unitholders’ capital account balances equaling the amounts they would have been if no earlier adjustments for loss had been made.

Material Provisions of the Partnership Agreement of ETE

In connection with the completion of the merger transactions, ETE will adopt the ETE partnership agreement amendment to, among other things, provide for the creation of the ETE Class E units. A form of the ETE partnership agreement amendment is included as Exhibit 3.10 to the registration statement on Form S-4 of which this proxy statement/prospectus forms a part.

The following is a summary of the material provisions of ETE’s partnership agreement, as amended. A discussion of distributions of ETE’s available cash is described above under “—Cash Distribution Policy of ETE and the ETE Entities—ETE’s Cash Distribution Policy.”

Purpose

Under ETE’s partnership agreement, ETE is permitted to engage, directly or indirectly, in any business activity that is approved by its general partner and that lawfully may be conducted by a limited partnership organized under Delaware law, provided that ETE’s general partner may not cause ETE to engage, directly or indirectly, in any business activity that its general partner determines would cause ETE to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes.

Power of Attorney

Each unitholder, and each person who acquires a unit from a unitholder, by accepting the unit, automatically grants to ETE’s general partner and, if appointed, a liquidator, a power of attorney to, among other things, execute and file documents required for ETE’s qualification, continuance or dissolution. The power of attorney also grants the authority to amend, and to make consents and waivers under, ETE’s partnership agreement.

Distributions and Dividend Equalization Period

For each Initial Quarter, ETE will make distributions of available cash to all holders of ETE common units and the ETE general partner, in accordance with their respective percentage interests. Notwithstanding the foregoing, with respect to each Participating Common Unit:

•	if the ETE Common Unit Distribution paid in cash for such Initial Quarter is greater than or equal to the Preferred Distribution Amount, then each Participating Common Unit will be entitled to a cash distribution in an amount equal to the Preferred Distribution Amount for such Initial Quarter; and

•	if the ETE Common Unit Distribution paid in cash for such Initial Quarter is less than the Preferred Distribution Amount, then each Participating Common Unit will be entitled to a cash distribution in an amount equal to the ETE Common Unit Distribution for such Initial Quarter.

For each Subsequent Quarter, ETE will make distributions (in cash or other property) as follows:

•	first, prior to any distributions being made to the holders of ETE common units and ETE Class E units and the ETE general partner, each holder of a Convertible Unit will be entitled to a cash distribution equal to the Preferred Distribution Amount; and

•	then, to the holders of ETE common units and ETE Class E units and the ETE general partner, in accordance with their respective percentage interests.

For each quarter following the Mandatory Conversion Date, ETE will make distributions of available cash to holders of ETE common units (including those issued upon the conversion of Convertible Units) and ETE Class E units and the ETE general partner, in accordance with their respective percentage interests. Holders of Participating Common Units will not be entitled to receive distributions, other than Extraordinary Distributions as described below, with respect to any Subsequent Quarter.

Notwithstanding the foregoing, any Extraordinary Distributions made with respect to any Initial Quarter or Subsequent Quarter will be made to the ETE general partner and all unitholders, including holders of Participating Common Units and Convertible Units, on an as-converted basis, in accordance with their respective percentage interests. Prior to the WMB End Date, ETE will not be able to pay any Extraordinary Distributions to the ETE general partner and other unitholders without the prior written consent of WMB.

Following the completion of the merger transactions, ETE will generally be required pursuant to the partnership agreement amendment to distribute an equal amount per ETE Class E unit as ETE distributes per ETE common unit, commencing with the quarter ending             , 2016. In addition, during the dividend equalization period, which will end on December 31, 2018, ETE will be required to ensure that ETC has sufficient available cash to pay distributions on each ETC common share that equals the distribution amount paid by ETE on each ETE common unit, which may require ETE to make additional distributions on the ETE Class E units.

Reimbursement of Expenses

ETE’s partnership agreement requires ETE to reimburse ETE’s general partner for all direct and indirect expenses it incurs or payments it makes on ETE’s behalf and all other expenses allocable to ETE or otherwise incurred by ETE’s general partner in connection with operating ETE’s business. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for ETE or on ETE’s behalf and expenses allocated to ETE’s general partner by its affiliates. The general partner is entitled to determine in good faith the expenses that are allocable to ETE.

Issuance of Additional Securities

ETE’s partnership agreement authorizes it to issue an unlimited number of additional limited partner interests and other equity securities that are senior to, equal in rank with or junior to its common units on terms and conditions established by ETE’s general partner in its sole discretion without the approval of its unitholders; provided, however, that ETE will not be able to issue additional ETE Class E units to any person other than ETC without the approval of 66 2⁄3% of the ETE Class E Units, voting separately as a class.

It is possible that ETE will fund acquisitions through the issuance of additional units or other equity securities. Holders of any additional units ETE issues will be entitled to share equally with the then-existing holders of units in ETE’s distributions of available cash. In addition, the issuance of additional partnership interests may dilute the value of the interests of the then-existing holders of units in ETE’s net assets.

In accordance with Delaware law and the provisions of ETE’s partnership agreement, ETE may also issue additional partnership securities that, in the sole discretion of its general partner, may have special voting rights to which units are not entitled.

Upon issuance of additional units or other partnership securities, ETE’s general partner will have the option but not the obligation to make additional capital contributions to the extent it desires to maintain its general partner interest in ETE. ETE’s general partner and its affiliates have the right, which they may from time to time assign in whole or in part to any of their affiliates, to purchase units or other equity securities whenever, and on the same terms that, ETE issues those securities to persons other than ETE’s general partner and its affiliates, to the extent necessary to maintain their percentage interests in ETE that existed immediately prior to the issuance. The holders of units do not have preemptive rights to acquire additional units or other partnership interests in ETE.

Amendments to ETE Partnership Agreement

Amendments to ETE’s partnership agreement may be proposed only by or with the consent of ETE’s general partner. However, ETE’s general partner has no duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to ETE or the limited partners, including any duty to act in good faith or in the best interests of ETE or the limited partners. In order to adopt a proposed amendment, other than certain amendments specified in ETE’s partnership agreement, ETE’s general partner is required to seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described in ETE’s partnership agreement, an amendment must be approved by a majority of ETE’s outstanding units.

Withdrawal or Removal of ETE’s General Partner

ETE’s general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of ETE’s partnership agreement. In addition, ETE’s general partner may withdraw without unitholder approval upon 90 days’ notice to ETE’s limited partners if at least 50% of ETE’s outstanding units are held or controlled by one person and its affiliates other than ETE’s general partner and its affiliates.

Upon the voluntary withdrawal of ETE’s general partner, the holders of a majority of ETE’s outstanding units, excluding the units held by the withdrawing general partner and its affiliates, may elect a successor to the withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, ETE will be dissolved, wound up and liquidated, unless within 90 days after that withdrawal, the holders of a majority of ETE’s outstanding units, excluding the units held by the withdrawing general partner and its affiliates, agree to continue ETE’s business and to appoint a successor general partner.

ETE’s general partner may not be removed unless such removal is approved by the holders of at least 66 2⁄3% of ETE’s outstanding units (including units held by ETE’s general partner and its affiliates), and ETE receives an opinion of counsel regarding limited liability and tax matters. Following the completion of the merger transactions, pursuant to the partnership agreement amendment, the affirmative vote of 80% of the ETE Class E units, voting separately as a class, will also be required for any removal of ETE’s general partner. In addition, if ETE’s general partner is removed as ETE’s general partner under circumstances where cause does not exist and units held by ETE’s general partner and its affiliates are not voted in favor of such removal, ETE’s general partner will have the right to convert its general partner interest into units or to receive cash in exchange for such interests. Any removal of this kind is also subject to the approval of a successor general partner by a majority of ETE’s outstanding units, including those held by ETE’s general partner and its affiliates.

In the event ETE’s general partner withdraws, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner for fair market value. In addition, the departing general partner will have the option to require the successor general partner to purchase any ETE common units owned by the departing general partner and its affiliates for fair market value. The fair market value of any securities will be determined by agreement between the departing general partner and the successor general partner. The fair market value of ETE’s general partner interest owned by the departing general partner will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

In addition, ETE will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for ETE’s benefit.

Voting Rights of the ETE Class E Units

The partnership agreement amendment will provide that the ETE Class E units will vote together with the ETE common units when the ETE common units are entitled to vote. Additionally, the ETE Class E units will have additional voting rights, including:

•	the removal of ETE’s general partner will require the approval of 80% of the ETE Class E units, as described above;

•	any modifications of the terms of the ETE Class E units in a manner that has a material adverse effect on the holders of the ETE Class E units will require approval of 66 2⁄3% of the ETE Class E units; and

•	for the period beginning on January 1, 2019 and ending on December 31, 2025, a sale of WPZ common units or assets that is expected to result in an allocation of gain (which, with respect to any sale of WPZ common units will take into account any such gain from prior sales of WPZ common units) to ETC that exceeds by $400 million the gain that would have been allocated to ETC if the gain were allocated in accordance with ETC’s percentage interest in ETE will require approval of 66 2⁄3% of the ETE Class E units.

Please see “Additional Information About ETC—Description of Our Partnership Agreement—Voting the ETE Class E Units” for information on who controls the voting of the ETE Class E units owned by ETC.

The Existing GP Owner’s Approval Rights

The authority of the ETE general partner’s board of directors to manage and control ETE is restricted by approval rights held by the Existing GP Owner over certain matters. As a result of these approval rights, neither ETC, as the managing member of the ETE general partner, or the ETE general partner’s board of directors may cause or permit ETE to do any of the following actions without the approval of the Existing GP Owner:

•	consent to a general assignment for the benefit of the creditors;

•	file or consent to filing of any bankruptcy, insolvency or reorganization petition, or a petition seeking liquidation or dissolution;

•	seek, consent to or acquiesce in the appointment of a receiver, liquidator, conservators for all or any substantial portion of ETE’s properties;

•	merge or consolidate ETE with another entity, or sell all or substantially all of ETE’s assets;

•	declare any material extraordinary distribution on the ETE common units; or

•	materially amend the ETE partnership agreement in a manner that adversely effects the ETE general partner.

Liquidation and Distribution of Proceeds

Upon ETE’s dissolution, unless ETE is reconstituted and continued as a new limited partnership, the person authorized to wind up ETE’s affairs (the liquidator) will, acting with all the powers of ETE’s general partner that the liquidator deems necessary or desirable in its good faith judgment, liquidate ETE’s assets. The proceeds of the liquidation will be applied as follows:

•	first, towards the payment of all of ETE’s creditors and the creation of a reserve for contingent liabilities; and

•	then, to all partners in accordance with the positive balance in the respective capital accounts.

Under some circumstances and subject to some limitations, the liquidator may defer liquidation or distribution of ETE’s assets for a reasonable period of time. If the liquidator determines that a sale would be impractical or would cause a loss to ETE’s partners, ETE’s general partner may distribute assets in kind to ETE’s partners.

Change of Management Provisions

ETE’s partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove ETE’s general partner as general partner or otherwise change management. If any person or group other than ETE’s general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from ETE’s general partner or its affiliates and any transferees of that person or group approved by ETE’s general partner.

Call Right

If at any time ETE’s general partner and its affiliates hold more than 90% of the outstanding limited partner interests of any class, ETE’s general partner will have the right, but not the obligation, which it may assign in whole or in part to any of its affiliates or ETE, to acquire all, but not less than all, of the remaining limited partner interests of the class held by unaffiliated persons as of a record date to be selected by ETE’s general partner, on at least 10 but not more than 60 days’ notice. The purchase price in the event of this purchase is the greater of:

•	the highest cash price paid by either ETE’s general partner or any of its affiliates for any limited partners interests of the class purchased within the 90 days preceding the date ETE’s general partner first mails notice of its election to purchase the limited partner interests; and

•	the current market price of the limited partner interests of the class as of the date three days prior to the date that notice is mailed.

As a result of ETE’s general partner’s right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased at an undesirable time or price. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his units in the market.

Indemnification

Under ETE’s partnership agreement, in most circumstances, ETE will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

(i)	ETE’s general partner;

(ii)	any departing general partner;

(iii)	any person who is or was an affiliate of ETE’s general partner or any departing general partner;

(iv)	any person who is or was an officer, director, member, partner, fiduciary or trustee of any entity described in (i), (ii) or (iii) above;

(v)	any person who is or was serving as an officer, director, member, partner, fiduciary or trustee of another person at the request of the general partner or any departing general partner; and

(vi)	any person designated by ETE’s general partner.

Any indemnification under these provisions will only be out of ETE’s assets. Unless it otherwise agrees, ETE’s general partner will not be personally liable for, or have any obligation to contribute or loan funds or assets to ETE to enable ETE to effectuate, indemnification. ETE may purchase insurance against liabilities asserted against and expenses incurred by persons for ETE’s activities, regardless of whether ETE would have the power to indemnify the person against liabilities under the partnership agreement.

Registration Rights

Under ETE’s partnership agreement, ETE has agreed to register for resale under the Securities Act and applicable state securities laws any units or other partnership securities proposed to be sold by ETE’s general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. ETE is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.

LEGAL MATTERS

The validity of the ETC common shares to be issued in connection with the merger and being offered hereby and certain U.S. federal income tax consequences of the merger will be passed upon for ETC by Latham & Watkins LLP, Houston, Texas. The validity under Delaware law of the contingent consideration rights to be issued in connection with the merger and being offered hereby will be passed upon for ETC by Richards, Layton & Finger, P.A. Certain U.S. federal income tax consequences of the merger will be passed upon for WMB by Cravath, Swaine & Moore LLP.

EXPERTS

The balance sheet of Energy Transfer Corp LP as of December 31, 2015, included in this registration statement and proxy statement/prospectus has been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Energy Transfer Equity, L.P. and subsidiaries as of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015, included in this registration statement and proxy statement/prospectus have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

The reports of Ernst & Young LLP, independent registered public accounting firm, appearing in Energy Transfer Equity, L.P.’s Annual Report on Form 10-K for the year ended December 31, 2015 and included in this registration statement and proxy statement/prospectus with respect to the consolidated financial statements of Sunoco LP and Susser Holdings Corporation as of December 31, 2014 and for the period from September 1, 2014 to December 31, 2014, have been included herein in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of The Williams Companies, Inc. appearing in The Williams Companies, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2015 (including schedules appearing therein), and the effectiveness of The Williams Companies, Inc.’s internal control over financial reporting as of December 31, 2015, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference which, as to the consolidated financial statements for the years 2015 and 2013, is based in part on the report of Deloitte & Touche LLP and, as to the consolidated financial statements for the year 2013, is based in part on the report of PricewaterhouseCoopers LLP, each an independent registered public accounting firm. Such consolidated financial statements and The Williams Companies, Inc.’s management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2015 are incorporated herein by reference in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

The audited consolidated financial statements of Williams Partners L.P. (formerly known as Access Midstream Partners L.P.) and subsidiaries as of and for the year ended December 31, 2013, not separately presented in this Prospectus, have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, whose report is incorporated by reference herein. The audited financial statements of The Williams Companies, Inc. as of and for the year ended December 31, 2013, to the extent they relate to Williams Partners L.P. have been so incorporated in reliance on the report of such independent registered public accounting firm given on the authority of said firm as experts in auditing and accounting.

FUTURE STOCKHOLDER PROPOSALS

If the merger is completed prior to WMB’s 2016 annual meeting of stockholders, WMB will not hold an annual meeting of stockholders in 2016 and there will be no public participation in any future meetings of WMB’s stockholders because, following the merger, WMB’s common stock will be delisted from the NYSE and will be deregistered under the Exchange Act, and ETC will not be required to hold annual meetings of its shareholders. However, if the merger is not completed prior to WMB’s 2016 annual meeting of stockholders, the following deadlines apply to the submission of stockholder proposals to be considered at WMB’s 2016 annual meeting of stockholders.

To be included in the proxy statement for the 2016 annual meeting, WMB must have received proposals no later than December 13, 2015. Proposals for inclusion in the proxy statement must comply with the Exchange Act, including Rule 14a-8, as well as with WMB’s by-laws.

Pursuant to WMB’s by-laws, stockholders may present director nominations or other proposals that are proper subjects for consideration at an annual meeting. WMB’s by-laws require all stockholders who intend to make proposals at an annual stockholders meeting to submit their proposals to WMB no later than the close of business on the 90th day prior to nor earlier than the close of business on the 120th day prior to the first anniversary of the date of the previous year’s annual meeting. To be eligible for consideration at the currently planned 2016 annual meeting, such proposals that have not been submitted by the deadline for inclusion in the proxy statement must have been received by WMB between January 22, 2016 and February 21, 2016. If the date of the 2016 annual meeting is changed by more than 30 days from the date of the 2015 annual meeting, stockholder notice must be received by the tenth day following the day on which public announcement of the date of the 2016 annual meeting is first made. These provisions are intended to allow all stockholders to have an opportunity to consider business expected to be raised at the annual meeting.

In light of the expected timing of the merger, WMB does not currently expect to hold its 2016 Annual Meeting of Stockholders.

WHERE YOU CAN FIND MORE INFORMATION

ETC has filed with the SEC a registration statement on Form S-4 under the Securities Act of which this proxy statement/prospectus forms a part, which registers the ETC common shares and attached CCRs to be issued in connection with the merger transactions. The registration statement, including the exhibits and schedules attached thereto, contains additional relevant information about ETC and its common shares. The rules and regulations of the SEC allows ETC and WMB to omit certain information that is included in the registration statement from this proxy statement/prospectus.

ETC’s annual, quarterly and current reports, will be available on its website at www.                    .com, when required after the registration of the ETC common shares and attached CCRs to be issued in connection with the merger transactions. Neither ETC’s website, nor the information contained on its website, is part of this proxy statement/prospectus or the documents incorporated by reference.

WMB is subject to reporting requirements under the Securities Act and files annual, quarterly and special reports and other information with the SEC. The SEC allows WMB to “incorporate by reference” into this proxy statement/prospectus the information it files with the SEC, which means that it can disclose important information to you by referring you to those documents. This proxy statement/prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by reference to the actual documents. The information incorporated by reference is an important part of this proxy statement/prospectus, and information that WMB files later with the SEC will automatically update and supersede this information as well as the information included in this proxy statement/prospectus. WMB incorporates by reference the documents listed below and any future documents it files with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial registration statement (of which this proxy statement/prospectus forms a part) and prior to the effectiveness of the registration statement, as well as between the date of this proxy statement/prospectus and the date on which the special meeting of WMB’s shareholders is held provided that any documents or portions thereof or any exhibits thereto that WMB furnishes to, but do not file with, the SEC shall not be incorporated or deemed to be incorporated by reference into this proxy statement/prospectus:

WMB’s Filings (SEC File No. 001-35262)

•	Annual Report on Form 10-K for the year ended December 31, 2015, filed on February 26, 2016; and

•	Current Reports on Form 8-K filed on January 22, 2016 and February 16, 2016 (excluding for all such Current Reports the information, if any, furnished under Item 7.01 thereof and corresponding information furnished under Item 9.01 or included as an exhibit thereto).

These documents contain important business and financial information about WMB, including information concerning financial performance, and WMB urges you to read them.

WMB will provide a copy of any document incorporated by reference in this proxy statement/prospectus and any exhibit specifically incorporated by reference in the documents it incorporates by reference, without charge, by written or oral request directed to WMB at the following address and telephone number:

The Williams Companies, Inc.

Investor Relations

One Williams Center

Tulsa, Oklahoma 74172-0172

(800) 600-3782

WMB also makes available free of charge on its internet websites at co.williams.com the reports and other information filed by WMB with the SEC, as soon as reasonably practicable after such material is electronically filed or furnished to the SEC. Neither WMB’s website, nor the information contained on its website, is part of this proxy statement/prospectus or the documents incorporated by reference.

The SEC maintains an Internet website that contains reports, proxy and information statements and other material that are filed through the SEC’s Electronic Data Gathering, Analysis and Retrieval (EDGAR) System. This system can be accessed at www.sec.gov. You can find information that WMB files with the SEC by reference to its names or to its SEC file numbers. You also may read and copy any document WMB files with the SEC at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room and its copy charges. WMB’s SEC filings are also available to the public through the New York Stock Exchange at 20 Broad Street, New York, New York 10005. Unless specifically as a documented incorporated by reference above, the information contained on the SEC website is not intended to be incorporated by reference into this proxy statement/prospectus and you should not consider that information a part of this proxy statement/prospectus.

The information concerning ETC contained in this proxy statement/prospectus has been provided by ETC, and the information concerning WMB contained in this proxy statement/prospectus or incorporated by reference has been provided by WMB.

In order to receive timely delivery of requested documents in advance of the special meeting your request should be received no later than                         , 2016. If you request any documents, ETC or WMB will mail them to you by first class mail, or another equally prompt means, within one business day after receipt of your request.

Neither ETC nor WMB has authorized anyone to give any information or make any representation about the merger, ETC or WMB that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that have been incorporated by reference. Therefore, if any one distributes this type of information, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies is unlawful, or you are a person to whom it is unlawful to direct these types or activities, then the offer presented in this proxy statement/prospectus does not extend to you. The information contained in this proxy statement/prospectus speaks only as of its date, or in the case of information in a document incorporated by reference, as of the date of such document, unless the information specifically indicates that another date applies.

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Partners

Energy Transfer Corp LP

We have audited the accompanying balance sheet of Energy Transfer Corp LP (the “Partnership”) as of December 31, 2015. This balance sheet is the responsibility of the Partnership’s management. Our responsibility is to express an opinion on this balance sheet based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. We were not engaged to perform an audit of the Partnership’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Energy Transfer Corp LP as of December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

Dallas, Texas

March 4, 2016

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ENERGY TRANSFER CORP LP

BALANCE SHEET

December 31, 2015
ASSETS
Cash	$—
Total Assets	$—
PARTNERS’ CAPITAL
Partners’ Capital	$—
Total Partners’ Capital	$—

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ENERGY TRANSFER CORP LP

NOTES TO BALANCE SHEET

1. OPERATIONS AND ORGANIZATION

Energy Transfer Corp LP (“ETC” or the “Partnership”) was originally formed as a Delaware corporation on March 17, 2014. On July 7, 2015, the Partnership reorganized as a Delaware limited partnership that will elect to be treated as a corporation for U.S. federal income tax purposes. The Partnership intends to issue common shares representing limited partner interests and to hold partnership interests in Energy Transfer Equity, L.P. (“ETE”), which, through its subsidiaries owns and operates a diverse portfolio of energy assets.

Energy Transfer Corp GP, LLC (“ETC GP”), the general partner of the Partnership, was formed as a Delaware limited liability company on July 2, 2015.

The balance sheet presented herein has been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

2. ACQUISITIONS

On September 28, 2015, The Williams Companies, Inc. (“WMB”) entered into an Agreement and Plan of Merger (the “merger agreement”) with ETE, ETC, ETC GP, LE GP, LLC (“LE GP”) and Energy Transfer Equity GP, LLC (“ETE GP”). The merger agreement provides that WMB will be merged with and into ETC (the “merger”), with ETC surviving the merger. ETE formed ETC as a limited partnership that will be treated as a corporation for U.S. federal income tax purposes. Immediately following the effective time of the merger (the “effective time”), LE GP will merge with and into ETE GP (the “GP merger” and, together with the merger, the “mergers”), with ETE GP surviving the GP merger and becoming the general partner of ETE. ETC will serve as the managing member of ETE GP.

At the effective time, each issued and outstanding share of WMB common stock (other than shares of WMB common stock held by WMB, subsidiaries of WMB, ETC and its affiliates and shares of WMB common stock for which the holder thereof has properly demanded appraisal under Delaware law (and who does not fail to perfect or otherwise effectively withdraw their demand or waive or lose the right to appraisal)) will be cancelled and automatically converted into the right to receive, at the election of each WMB stockholder (subject to the election and proration procedures described below):

•	$8.00 in cash and 1.5274 common shares representing limited partner interests in ETC (“ETC common shares”) (the “mixed consideration”); or

•	1.8716 ETC common shares (the “share consideration”); or

•	$43.50 in cash (the “cash consideration”).

WMB stockholders that elect to receive the share consideration or the cash consideration will be subject to proration to ensure that the aggregate number of ETC common shares and the aggregate amount of cash paid in the merger will be the same as if all electing WMB shares received the mixed consideration. The receipt of the merger consideration is expected to be tax-free to the WMB stockholders, except with respect to any cash received. In addition, WMB is entitled to declare a special, one-time dividend of $0.10 per share of WMB common stock, to be paid to holders of record immediately prior to the closing of the merger and contingent upon consummation of the merger.

In connection with the merger, ETE will acquire a number of ETC common shares at the exchange ratio associated with the share consideration, in exchange for the amount of cash needed by ETC to fund the cash

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portion of the merger consideration (the “Parent Cash Deposit”), and, as a result, based on the number of shares of WMB common stock outstanding as of March 4, 2016, ETE will own approximately 19% of the outstanding ETC common shares immediately after the effective time.

Each ETC common share issued in connection with the merger transactions will have attached to it one contingent consideration right (a “CCR”). The CCR will provide each CCR holder with the right to receive ETC common shares or a cash payment, at ETE’s election, should the average of the daily volume-weighted average price for common units representing limited partner interests in ETE (the “ETE common units”) on the New York Stock Exchange (“NYSE”) (“ETE common units VWAP”) be greater than the average of the daily volume-weighted average price for ETC common shares on the NYSE (“ETC common shares VWAP”) for a period of 23 months following the 20th trading day after the closing date of the merger (the “measurement period”). If the ETC common shares VWAP is less than the ETE common units VWAP for the measurement period (such difference, a “shortfall amount”), then each outstanding CCR will be automatically cancelled and converted into the right to receive a shortfall payment, which will be settled in ETC common shares or cash, at ETE’s election, and ETE will issue a number of ETE Class E units to ETC equal to the number of ETC common shares so issued, if any. If, however, the ETC common shares VWAP is equal to or greater than the ETE common units VWAP for the measurement period, then each outstanding CCR will be immediately and automatically cancelled and no consideration of any kind will be delivered to CCR holders, and ETE will cancel a portion of the ETE Class E units held by ETC based on the amount of such difference, thereby reducing ETC’s ownership interest in ETE. The CCRs will be automatically cancelled and extinguished prior to the end of the measurement period, without any consideration of any kind being delivered to the CCR holders, if (1) the ETC common shares VWAP is greater than the ETE common units VWAP for 20 consecutive trading days and (2) the ETC common shares VWAP is equal to or greater than the ETE common units VWAP for a period beginning on the twenty-first trading day after the effective date of the merger and ending on the twentieth such trading day as mentioned above. The CCRs will trade with the ETC common shares and will not be separable or separately traded and will have no separate voting rights.

Immediately following the completion of the mergers, ETC will contribute substantially all of the assets and liabilities it assumed from WMB through the merger to ETE (the “WMB Contribution” and, together with the merger and the other transactions contemplated by the merger agreement, the “merger transactions”) in exchange for the issuance by ETE to ETC of a number of Class E units, a new class of units representing limited partner interests in ETE (the “ETE Class E units”), equal to (i) the number of ETC common shares issued to the WMB stockholders in the merger plus (ii) the number of ETC common shares issued to ETE in consideration for the Parent Cash Deposit.

3. LITIGATION

Between October 5, 2015 and December 15, 2015, purported WMB stockholders filed five putative class action lawsuits against ETE and other defendants in the Delaware Court of Chancery challenging the merger. The suits were captioned Greenwald v. The Williams Companies, Inc., C.A. No. 11573, Ozaki v. Armstrong, C.A. No. 11574, Blystone v. The Williams Companies, Inc., C.A. No. 11601, Glener v. The Williams Companies, Inc., C.A. No. 11606, and Amaitis v. Armstrong, C.A. No. 11809. The complaints named as defendants the WMB Board, ETE, ETC, ETC GP, LE GP, and ETE GP (collectively, with the exception of the WMB board, the “ETE Defendants”). The Greenwald, Blystone and Glener complaints named WMB as a defendant also, and the Amaitis complaint named Barclays Capital Inc. (“Barclays”), and Lazard Freres & Co. (“Lazard”) as defendants. The Greenwald, Ozaki, Blystone and Glener complaints alleged that the WMB Board breached its fiduciary duties to WMB stockholders by agreeing to sell WMB through an unfair process and for an unfair price, and that the other named defendants aided and abetted this supposed breach of fiduciary duties. The Amaitis complaint alleged that the WMB Board breached its fiduciary duties by failing to disclose all material information about the merger, and that the directors of the WMB Board who voted in favor of the proposed merger violated their fiduciary duties by selling WMB through an unfair process and for an unfair price. The Amaitis complaint also alleged that the other named defendants aided and abetted these supposed breaches of fiduciary duty. The complaints sought, among other things, an injunction against the merger and an award of costs and attorneys’ fees.

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On January 13, 2016, the Delaware Court of Chancery consolidated, pursuant to a stipulation among the plaintiffs, the Greenwald, Ozaki, Blystone, Glener, and Amaitis actions, along with another case not involving the ETE Defendants, into a new consolidated action captioned In re The Williams Companies, Inc. Merger Litigation, Consolidated C.A. No. 11844. In its stipulated order, the Court dismissed without prejudice the ETE Defendants, Barclays and Lazard from the consolidated action. There currently are no lawsuits related to the WMB merger pending against the ETE Defendants in Delaware state court.

ETE is currently a defendant in two lawsuits in federal district court challenging the proposed merger with WMB. On January 14, 2016, a purported stockholder in WMB filed a lawsuit against WMB and ETE, captioned Bumgarner v. The Williams Companies, Inc., Case No. 16-cv-26-GKF-FHM, in the United States District Court for the Northern District of Oklahoma. The plaintiff alleges that ETE and WMB have violated Section 14 of the Securities Exchange Act of 1934 (the “Exchange Act”) by making allegedly false representations concerning the merger. As relief, the complaint seeks an injunction against the proposed merger. On February 1, 2016, the plaintiff amended his complaint. On February 19, 2016, ETE and WMB moved to dismiss the lawsuit.

On January 19, 2016, a purported stockholder in WMB filed a lawsuit against WMB, the WMB Board, and the ETE Defendants, captioned City of Birmingham Retirement and Relief System v. Armstrong, Case No. 1:16-cv-00017-RGA, in the United States District Court for the District of Delaware. The lawsuit alleges that the WMB Board has violated its duty of disclosure by issuing a supposedly misleading proxy statement in support of the transaction, that a majority of the WMB Board violated its fiduciary duties by voting in favor of the transaction, and that the ETE Defendants aided and abetted this supposed breach of fiduciary duties. The complaint also alleges that the WMB Board and WMB have violated Section 14 of the Exchange Act by issuing a supposedly misleading proxy statement, and that WMB and ETE have violated Section 20 of the Exchange Act by supposedly causing a misleading proxy statement to be issued. On January 20, 2016, the plaintiff filed a motion for expedited discovery, and all defendants filed an opposition to that motion on February 8, 2016. On February 19, plaintiff filed a reply brief in support of expedited discovery. On February 10, 2016, WMB and the WMB Board filed a motion to dismiss the complaint, and on February 18, 2016, the ETE Defendants filed a motion to dismiss the complaint.

4. LONG-TERM INCENTIVE PLAN

Under the Energy Transfer Corp LP 2016 Long-Term Incentive Plan (the “2016 LTIP”) (effective as of March 3, 2016), ETC may grant cash and equity-based incentive awards to eligible service providers in order to attract, retain and motivate the persons who make important contributions to ETC, its subsidiaries and ETC GP. No awards will be made under the 2016 LTIP prior to the consummation of the merger and no action will be taken to approve any specific awards under the 2016 LTIP prior to the merger, however, ETC contemplates that awards covering ETC common shares will be granted to officers and directors immediately following the closing of the merger. All awards under the 2016 LTIP to be granted in the future will be made in the discretion of the ETC GP Board or its delegate as the plan administrator.

FIN-6

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Partners

Energy Transfer Equity, L.P.

We have audited the accompanying consolidated balance sheets of Energy Transfer Equity, L.P. (a Delaware limited partnership) and subsidiaries (the “Partnership”) as of December 31, 2015 and 2014, and the related consolidated statements of operations, comprehensive income, equity, and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Sunoco LP and Susser Holdings Corporation, both consolidated subsidiaries, as of December 31, 2014 and for the period from September 1, 2014 to December 31, 2014, whose combined statements reflect total assets constituting 7 percent of consolidated total assets as of December 31, 2014, and total revenues of 5 percent of consolidated total revenues for the year then ended. Those statements were audited by other auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for Sunoco LP and Susser Holdings Corporation as of December 31, 2014 and for the period from September 1, 2014 to December 31, 2014, is based solely on the reports of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.
In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Energy Transfer Equity, L.P. and subsidiaries as of December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Partnership’s internal control over financial reporting as of December 31, 2015, based on criteria established in the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 29, 2016 (not separately included herein) expressed an unqualified opinion thereon.

/s/ GRANT THORNTON LLP

Dallas, Texas

February 29, 2016

FIN-7

ENERGY TRANSFER EQUITY, L.P. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Dollars in millions)

	December 31,
	2015	2014
ASSETS
Current assets:
Cash and cash equivalents	$606	$847
Accounts receivable, net	2,400	3,378
Accounts receivable from related companies	119	35
Inventories	1,636	1,467
Exchanges receivable	31	44
Derivative assets	46	81
Other current assets	572	287

Total current assets	5,410	6,139
Property, plant and equipment	54,979	45,018
Accumulated depreciation and depletion	(6,296)	(4,726)

	48,683	40,292
Advances to and investments in unconsolidated affiliates	3,462	3,659
Non-current derivative assets	—	10
Other non-current assets, net	730	732
Intangible assets, net	5,431	5,582
Goodwill	7,473	7,865

Total assets	$71,189	$64,279

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$2,274	$3,349
Accounts payable to related companies	28	19
Exchanges payable	106	184
Derivative liabilities	69	21
Accrued and other current liabilities	2,302	2,102
Current maturities of long-term debt	131	1,008

Total current liabilities	4,910	6,683
Long-term debt, less current maturities	36,837	29,477
Deferred income taxes	4,590	4,410
Non-current derivative liabilities	137	154
Other non-current liabilities	1,069	1,193
Commitments and contingencies
Preferred units of subsidiary (Note 7)	33	33
Redeemable noncontrolling interests	15	15
Equity:
General Partner	(2)	(1)
Limited Partners:
Common Unitholders (1,044,767,336 and 1,077,533,798 units authorized, issued and outstanding as of December 31, 2015 and 2014, respectively)	(952)	648
Class D Units (2,156,000 and 3,080,000 units authorized, issued and outstanding as of December 31, 2015 and 2014, respectively)	22	22
Accumulated other comprehensive loss	—	(5)

Total partners’ capital	(932)	664
Noncontrolling interest	24,530	21,650

Total equity	23,598	22,314

Total liabilities and equity	$71,189	$64,279

The accompanying notes are an integral part of these consolidated financial statements.

FIN-8

ENERGY TRANSFER EQUITY, L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in millions, except per unit data)

	Years Ended December 31,
	2015	2014	2013
REVENUES:
Natural gas sales	$3,671	$5,386	$3,842
NGL sales	3,935	5,845	3,618
Crude sales	8,378	16,416	15,477
Gathering, transportation and other fees	4,200	3,733	3,097
Refined product sales	15,672	19,437	18,479
Other	6,270	4,874	3,822

Total revenues	42,126	55,691	48,335

COSTS AND EXPENSES:
Cost of products sold	34,009	48,414	42,580
Operating expenses	2,661	2,102	1,669
Depreciation, depletion and amortization	2,079	1,724	1,313
Selling, general and administrative	639	611	533
Impairment losses	339	370	689

Total costs and expenses	39,727	53,221	46,784

OPERATING INCOME	2,399	2,470	1,551
OTHER INCOME (EXPENSE):
Interest expense, net	(1,643)	(1,369)	(1,221)
Equity in earnings from unconsolidated affiliates	276	332	236
Gain on sale of AmeriGas common units	—	177	87
Losses on extinguishments of debt	(43)	(25)	(162)
Gains (losses) on interest rate derivatives	(18)	(157)	53
Non-operating environmental remediation	—	—	(168)
Other, net	22	(11)	(1)

INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAX EXPENSE	993	1,417	375
Income tax expense (benefit) from continuing operations	(100)	357	93

INCOME FROM CONTINUING OPERATIONS	1,093	1,060	282
Income from discontinued operations	—	64	33

NET INCOME	1,093	1,124	315
Less: Net income (loss) attributable to noncontrolling interest	(96)	491	119

NET INCOME ATTRIBUTABLE TO PARTNERS	1,189	633	196
General Partner’s interest in net income	3	2	—
Class D Unitholder’s interest in net income	3	2	—

Limited Partners’ interest in net income	$1,183	$629	$196

INCOME FROM CONTINUING OPERATIONS PER LIMITED PARTNER UNIT:

Basic	$1.11	$0.58	$0.17

Diluted	$1.11	$0.57	$0.17

NET INCOME PER LIMITED PARTNER UNIT:
Basic	$1.11	$0.58	$0.18

Diluted	$1.11	$0.57	$0.18

The accompanying notes are an integral part of these consolidated financial statements.

FIN-9

ENERGY TRANSFER EQUITY, L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Dollars in millions)

	Years Ended December 31,
	2015	2014	2013
Net income	$1,093	$1,124	$315
Other comprehensive income (loss), net of tax:
Reclassification to earnings of gains and losses on derivative instruments accounted for as cash flow hedges	—	3	(4)
Change in value of derivative instruments accounted for as cash flow hedges	—	—	(1)
Change in value of available-for-sale securities	(3)	1	2
Actuarial gain (loss) relating to pension and other postretirement benefits	65	(113)	66
Foreign currency translation adjustment	(1)	(2)	(1)
Change in other comprehensive income from unconsolidated affiliates	(1)	(6)	17

	60	(117)	79

Comprehensive income	1,153	1,007	394
Less: Comprehensive income (loss) attributable to noncontrolling interest	(41)	388	181

Comprehensive income attributable to partners	$1,194	$619	$213

The accompanying notes are an integral part of these consolidated financial statements.

FIN-10

ENERGY TRANSFER EQUITY, L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

(Dollars in millions)

	General Partner	Common Unitholders	Class D Units	Accumulated Other Comprehensive Income (Loss)	Non- controlling Interest	Total
Balance, December 31, 2012	—	2,125	—	(12)	14,237	16,350
Distributions to partners	(2)	(731)	—	—	—	(733)
Distributions to noncontrolling interest	—	—	—	—	(1,428)	(1,428)
Subsidiary equity offerings, net of issue costs	—	122	—	—	1,637	1,759
Subsidiary units issued in acquisition	(1)	(506)	—	—	507	—
Non-cash compensation expense, net of units tendered by employees for tax withholdings	—	1	6	—	47	54
Capital contributions received from noncontrolling interest	—	—	—	—	18	18
Other, net	—	—	—	4	(39)	(35)
Conversion of Regency Preferred Units for Regency Common Units	—	—	—	—	41	41
Deemed distribution related to SUGS Transaction	—	(141)	—	—	—	(141)
Other comprehensive income, net of tax	—	—	—	17	62	79
Net income	—	196	—	—	119	315

Balance, December 31, 2013	(3)	1,066	6	9	15,201	16,279
Distributions to partners	(2)	(817)	(2)	—	—	(821)
Distributions to noncontrolling interest	—	—	—	—	(1,905)	(1,905)
Subsidiary units issued for cash	—	148	2	—	2,907	3,057
Subsidiary units issued in certain acquisitions	—	211	—	—	5,604	5,815
Subsidiary units redeemed in Lake Charles LNG Transaction	2	480	—	—	(482)	—
Purchase of additional Regency Units	—	(99)	—	—	99	—
Subsidiary acquisition of a noncontrolling interest	—	—	—	—	(319)	(319)
Non-cash compensation expense, net of units tendered by employees for tax withholdings	—	—	14	—	51	65
Capital contributions received from noncontrolling interest	—	—	—	—	139	139
Other, net	—	30	—	—	(33)	(3)
Units repurchased under buyback program	—	(1,000)	—	—	—	(1,000)
Other comprehensive loss, net of tax	—	—	—	(14)	(103)	(117)
Net income	2	629	2	—	491	1,124

Balance, December 31, 2014	$(1)	$648	$22	$(5)	$21,650	$22,314
Distributions to partners	(3)	(1,084)	(3)	—	—	(1,090)
Distributions to noncontrolling interest	—	—	—	—	(2,335)	(2,335)
Subsidiary units issued for cash	(1)	(524)	(1)	—	4,415	3,889
Conversion of Class D Units to ETE Common Units	—	7	(7)	—	—	—
Non-cash compensation expense, net of units tendered by employees for tax withholdings	—	—	8	—	62	70
Capital contributions received from noncontrolling interest	—	—	—	—	875	875
Units repurchased under buyback program	—	(1,064)	—	—	—	(1,064)
Acquisition and disposition of noncontrolling interest	—	—	—	—	(65)	(65)
Other comprehensive income, net of tax	—	—	—	5	55	60
Other, net	—	(118)	—	—	(31)	(149)
Net income (loss)	3	1,183	3	—	(96)	1,093

Balance, December 31, 2015	$(2)	$(952)	$22	$—	$24,530	$23,598

The accompanying notes are an integral part of these consolidated financial statements.

FIN-11

ENERGY TRANSFER EQUITY, L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in millions)

	Years Ended December 31,
	2015	2014	2013
OPERATING ACTIVITIES:
Net income	$1,093	$1,124	$315
Reconciliation of net income to net cash provided by operating activities:
Depreciation, depletion and amortization	2,079	1,724	1,313
Deferred income taxes	242	(50)	43
Amortization included in interest expense	(21)	(51)	(55)
Unit-based compensation expense	91	82	61
Impairment losses	339	370	689
Gain on sale of AmeriGas common units	—	(177)	(87)
Losses on extinguishments of debt	43	25	162
(Gains) losses on disposal of assets	(8)	(1)	2
Equity in earnings of unconsolidated affiliates	(276)	(332)	(236)
Distributions from unconsolidated affiliates	409	291	313
Inventory valuation adjustments	249	473	(3)
Other non-cash	(8)	(72)	51
Net change in operating assets and liabilities, net of effects of acquisitions and deconsolidations	(1,164)	(231)	(149)

Net cash provided by operating activities	3,068	3,175	2,419

INVESTING ACTIVITIES:
Proceeds from sale of noncontrolling interest	64	—	—
Proceeds from the sale of AmeriGas common units	—	814	346
Cash paid for acquisitions, net of cash received	(835)	(2,367)	(405)
Cash paid for acquisition of a noncontrolling interest	(129)	—	—
Capital expenditures (excluding allowance for equity funds used during construction)	(9,386)	(5,381)	(3,505)
Contributions in aid of construction costs	80	45	52
Contributions to unconsolidated affiliates	(45)	(334)	(3)
Distributions from unconsolidated affiliates in excess of cumulative earnings	128	136	419
Proceeds from the sale of discontinued operations	—	77	1,008
Proceeds from the sale of other assets	26	62	89
Change in restricted cash	19	172	(348)
Other	(16)	(19)	—

Net cash used in investing activities	(10,094)	(6,795)	(2,347)

FINANCING ACTIVITIES:
Proceeds from borrowings	26,455	18,375	12,934
Repayments of long-term debt	(19,828)	(13,886)	(11,951)
Subsidiary units issued for cash	3,889	3,057	1,759
Distributions to partners	(1,090)	(821)	(733)
Distributions to noncontrolling interests	(2,335)	(1,905)	(1,428)
Debt issuance costs	(75)	(77)	(87)
Capital contributions from noncontrolling interest	841	139	18
Redemption of Preferred Units	—	—	(340)
Units repurchased under buyback program	(1,064)	(1,000)	—
Other, net	(8)	(5)	(26)

Net cash provided by financing activities	6,785	3,877	146

Increase (decrease) in cash and cash equivalents	(241)	257	218
Cash and cash equivalents, beginning of period	847	590	372

Cash and cash equivalents, end of period	$606	$847	$590

The accompanying notes are an integral part of these consolidated financial statements.

FIN-12

ENERGY TRANSFER EQUITY, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular dollar and unit amounts, except per unit data, are in millions)

1.	OPERATIONS AND ORGANIZATION:

Financial Statement Presentation

The consolidated financial statements of Energy Transfer Equity, L.P. (the “Partnership,” “we” or “ETE”) presented herein for the years ended December 31, 2015, 2014, and 2013, have been prepared in accordance with GAAP and pursuant to the rules and regulations of the SEC. We consolidate all majority-owned subsidiaries and limited partnerships, which we control as the general partner or owner of the general partner. All significant intercompany transactions and accounts are eliminated in consolidation.

Unless the context requires otherwise, references to “we,” “us,” “our,” the “Partnership” and “ETE” mean Energy Transfer Equity, L.P. and its consolidated subsidiaries, which include ETP, ETP GP, ETP LLC, ETE Common Holdings, LLC, Panhandle (or Southern Union prior to its merger into Panhandle in January 2014), Sunoco Logistics, Sunoco LP and ETP Holdco. References to the “Parent Company” mean Energy Transfer Equity, L.P. on a stand-alone basis.

As discussed in Note 8, in January 2014 and July 2015, the Partnership completed two-for-one splits of ETE Common Units. All references to unit and per unit amounts in the consolidated financial statements and in these notes to the consolidated financial statements have been adjusted to reflect the effects of the unit splits for all periods presented.

At December 31, 2015, our interests in ETP and Sunoco LP consisted of 100% of the respective general partner interests and IDRs, as well as 2.6 million ETP common units and 81.0 million ETP Class H units held by us or our wholly-owned subsidiaries. We also own 0.1% of Sunoco Partners LLC, the entity that owns the general partner interest and IDRs of Sunoco Logistics, while ETP owns the remaining 99.9% of Sunoco Partners LLC. Additionally, ETE owns 100 ETP Class I Units, the distributions from which offset a portion of IDR subsidies ETE has previously provided to ETP.

The consolidated financial statements of ETE presented herein include the results of operations of:

•	the Parent Company;

•	our controlled subsidiaries, ETP and Sunoco LP (see description of their respective operations below under “Business Operations”);

•	ETP’s and Sunoco LP’s consolidated subsidiaries and our wholly-owned subsidiaries that own the general partner and IDR interests in ETP and Sunoco LP; and

•	our wholly-owned subsidiary, Lake Charles LNG.

Our subsidiaries also own varying undivided interests in certain pipelines. Ownership of these pipelines has been structured as an ownership of an undivided interest in assets, not as an ownership interest in a partnership, limited liability company, joint venture or other forms of entities. Each owner controls marketing and invoices separately, and each owner is responsible for any loss, damage or injury that may occur to their own customers. As a result, we apply proportionate consolidation for our interests in these entities.

Certain prior period amounts have been reclassified to conform to the 2015 presentation. These reclassifications had no impact on net income or total equity.

Business Operations

The Parent Company’s principal sources of cash flow are derived from its direct and indirect investments in the limited partner and general partner interests in ETP and Sunoco LP. The Parent Company’s primary cash

FIN-13

requirements are for general and administrative expenses, debt service requirements and distributions to its partners. Parent Company-only assets are not available to satisfy the debts and other obligations of ETE’s subsidiaries. In order to understand the financial condition of the Parent Company on a stand-alone basis, see Note 17 for stand-alone financial information apart from that of the consolidated partnership information included herein.

ETP is a publicly traded partnership whose operations comprise the following:

•	the gathering and processing, compression, treating and transportation of natural gas, focusing on providing midstream services in some of the most prolific natural gas producing regions in the United States, including the Eagle Ford, Haynesville, Barnett, Fayetteville, Marcellus, Utica, Bone Spring, and Avalon shales;

•	intrastate transportation and storage natural gas operations that own and operate natural gas pipeline systems that are engaged in the business of purchasing, gathering, transporting, processing, and marketing natural gas and NGLs in the states of Texas, Louisiana, New Mexico and West Virginia;

•	interstate pipelines that are owned and operated, either directly or through equity method investments, that transport natural gas to various markets in the United States; and

•	a controlling interest in Sunoco Logistics, a publicly traded Delaware limited partnership that owns and operates a logistics business, consisting of crude oil, NGL and refined products pipelines.

ETP also owns and operates retail marketing assets, which sell gasoline and middle distillates at retail locations and operates convenience stores primarily on the east coast and in the midwest region of the United States. In November 2015, ETP and certain of its subsidiaries entered into a contribution agreement with Sunoco LP and certain of its subsidiaries, pursuant to which ETP agreed to contribute to Sunoco LP the ETP’s remaining 68.42% membership interest in Sunoco, LLC and 100% of the membership interests in Sunoco Retail LLC. Sunoco Retail LLC, which is expected to be formed prior to the closing of the contribution, is expected to own all of the ETP’s remaining retail assets that are currently held by subsidiaries of Sunoco, Inc., along with certain other assets. In exchange, ETP expects to receive $2.03 billion in cash, subject to certain working capital adjustments, and 5.7 million Sunoco LP common units, which will be issued and sold to a subsidiary of ETP in private transactions exempt from registration under Section 4(a)(2) of the Securities Act of 1933, as amended. The transaction will be effective January 1, 2016 and is expected to close in March 2016.

Effective July 1, 2015, ETE acquired 100% of the membership interests of Sunoco GP, the general partner of Sunoco LP, and all of the IDRs of Sunoco LP from ETP, and in exchange, ETP repurchased from ETE 21 million ETP common units owned by ETE.

Lake Charles LNG operates a LNG import terminal, which has approximately 9.0 Bcf of above ground LNG storage capacity and re-gasification facilities on Louisiana’s Gulf Coast near Lake Charles, Louisiana. Lake Charles LNG is engaged in interstate commerce and is subject to the rules, regulations and accounting requirements of the FERC.

Our financial statements reflect the following reportable business segments:

•	Investment in ETP, including the consolidated operations of ETP;

•	Investment in Sunoco LP, including the consolidated operations of Sunoco LP;

•	Investment in Lake Charles LNG, including the operations of Lake Charles LNG; and

•	Corporate and Other including the following:

•	activities of the Parent Company; and

•	the goodwill and property, plant and equipment fair value adjustments recorded as a result of the 2004 reverse acquisition of Heritage Propane Partners, L.P.

FIN-14

Regency Merger. On April 30, 2015, a wholly-owned subsidiary of ETP merged with Regency, with Regency surviving as a wholly owned subsidiary of ETP (the “Regency Merger”). Regency previously was a direct subsidiary of ETE and had been presented as a separate reportable segment. Each Regency common unit and Class F unit was converted into the right to receive 0.4124 ETP common units. ETP issued 172.2 million ETP common units to Regency unitholders, including 15.5 million units issued to subsidiaries of ETP. The 1.9 million outstanding Regency Preferred Units were converted into corresponding new ETP Series A Preferred Units on a one-for-one basis. In connection with the Regency Merger, ETE agreed to reduce the incentive distributions it receives from ETP by a total of $320 million over a five-year period. The IDR subsidy was $80 million for the year ended December 31, 2015 and will total $60 million per year for the following four years.

2.	ESTIMATES, SIGNIFICANT ACCOUNTING POLICIES AND BALANCE SHEET DETAIL:

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the accrual for and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

The natural gas industry conducts its business by processing actual transactions at the end of the month following the month of delivery. Consequently, the most current month’s financial results for the midstream, NGL and intrastate transportation and storage operations are estimated using volume estimates and market prices. Any differences between estimated results and actual results are recognized in the following month’s financial statements. Management believes that the estimated operating results represent the actual results in all material respects.

Some of the other significant estimates made by management include, but are not limited to, the timing of certain forecasted transactions that are hedged, the fair value of derivative instruments, useful lives for depreciation, amortization, purchase accounting allocations and subsequent realizability of intangible assets, fair value measurements used in the goodwill impairment test, market value of inventory, assets and liabilities resulting from the regulated ratemaking process, contingency reserves and environmental reserves. Actual results could differ from those estimates.

New Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”), which clarifies the principles for recognizing revenue based on the core principle that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In August 2015, the FASB deferred the effective date of ASU 2014-09, which is now effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Early adoption is permitted as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within those annual periods. ASU 2014-09 can be adopted either retrospectively to each prior reporting period presented or as a cumulative-effect adjustment as of the date of adoption. The Partnership is currently evaluating the impact, if any, that adopting this new accounting standard will have on our revenue recognition policies.

In February 2015, the FASB issued Accounting Standards Update No. 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis (“ASU 2015-02”), which changed the requirements for consolidation analysis. Under ASU 2015-02, reporting entities are required to evaluate whether they should consolidate certain legal entities. ASU 2015-02 is effective for fiscal years beginning after December 15,

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2015, and early adoption was permitted. We expect to adopt this standard for the year ended December 31, 2016, and we do not anticipate a material impact to our financial position or results of operations as a result of the adoption of this standard.

In April 2015, the FASB issued Accounting Standards Update No. 2015-03, Interest—Imputation of Interest (Subtopic 835-30) (“ASU 2015-03”), which simplifies the presentation of debt issuance costs by requiring debt issuance costs related to a recognized debt liability to be presented in the balance sheet as a direct deduction from the debt liability rather than as an asset. ASU 2015-03 is effective for annual reporting periods after December 15, 2015, including interim periods within that reporting period, with early adoption permitted for financial statements that have not been previously issued. Upon adoption, ASU 2015-03 must be applied retrospectively to all prior reporting periods presented. We adopted and applied this standard to all consolidated financial statements presented and there was not a material impact to our financial position or results of operations as a result of the adoption of this standard.

In August 2015, the FASB issued ASU No. 2015-16 “Business Combinations (Topic 805)—Simplifying the Accounting for Measurement-Period Adjustments.” This update requires that an acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. Additionally, this update requires that the acquirer record, in the same period’s financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date. Finally, this update requires an entity to present separately on the face of the income statement or disclose in the notes the portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. The amendments in this update are effective for financial statements issued with fiscal years beginning after December 15, 2015, including interim periods within that reporting period. We do not anticipate a material impact to our financial position or results of operations as a result of the adoption of this standard.

In November 2015, the FASB issued ASU No. 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes (“ASU 2015-17”), which is intended to improve how deferred taxes are classified on organizations’ balance sheets. The ASU eliminates the current requirement for organizations to present deferred tax liabilities and assets as current and noncurrent in a classified balance sheet. Instead, organizations are now required to classify all deferred tax assets and liabilities as noncurrent. We adopted the provisions of ASU 2015-17 upon issuance and prior period amounts have been reclassified to conform to the current period presentation. As a result of the early adoption and retrospective application of ASU 2015-17, $85 million of deferred tax liability previously presented as an other current liability as of December 31, 2014 has been reclassified to other non-current liabilities in our consolidated financial statements.

Revenue Recognition

Our segments are engaged in multiple revenue-generating activities. To the extent that those activities are similar among our segments, revenue recognition policies are similar. Below is a description of revenue recognition policies for significant revenue-generating activities within our segments.

Investment in ETP

Revenues for sales of natural gas and NGLs are recognized at the later of the time of delivery of the product to the customer or the time of sale or installation. Revenues from service labor, transportation, treating, compression and gas processing are recognized upon completion of the service. Transportation capacity payments are recognized when earned in the period the capacity is made available.

The results of ETP’s intrastate transportation and storage and interstate transportation and storage operations are determined primarily by the amount of capacity customers reserve as well as the actual volume of

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natural gas that flows through the transportation pipelines. Under transportation contracts, customers are charged (i) a demand fee, which is a fixed fee for the reservation of an agreed amount of capacity on the transportation pipeline for a specified period of time and which obligates the customer to pay even if the customer does not transport natural gas on the respective pipeline, (ii) a transportation fee, which is based on the actual throughput of natural gas by the customer, (iii) fuel retention based on a percentage of gas transported on the pipeline, or (iv) a combination of the three, generally payable monthly. Fuel retained for a fee is typically valued at market prices.

ETP’s intrastate transportation and storage operations also generate revenues and margin from the sale of natural gas to electric utilities, independent power plants, local distribution companies, industrial end-users and other marketing companies on the HPL System. Generally, ETP purchases natural gas from the market, including purchases from ETP’s marketing operations, and from producers at the wellhead.

In addition, ETP’s intrastate transportation and storage operations generate revenues and margin from fees charged for storing customers’ working natural gas in ETP’s storage facilities. ETP also engages in natural gas storage transactions in which ETP seeks to find and profit from pricing differences that occur over time utilizing the Bammel storage reservoir. ETP purchases physical natural gas and then sells financial contracts at a price sufficient to cover ETP’s carrying costs and provide for a gross profit margin. ETP expects margins from natural gas storage transactions to be higher during the periods from November to March of each year and lower during the period from April through October of each year due to the increased demand for natural gas during colder weather. However, ETP cannot assure that management’s expectations will be fully realized in the future and in what time period, due to various factors including weather, availability of natural gas in regions in which ETP operate, competitive factors in the energy industry, and other issues.

Results from ETP’s midstream operations are determined primarily by the volumes of natural gas gathered, compressed, treated, processed, purchased and sold through ETP’s pipeline and gathering systems and the level of natural gas and NGL prices. ETP generates midstream revenues and gross margins principally under fee-based or other arrangements in which ETP receives a fee for natural gas gathering, compressing, treating or processing services. The revenue earned from these arrangements is directly related to the volume of natural gas that flows through ETP’s systems and is not directly dependent on commodity prices.

ETP also utilizes other types of arrangements in ETP’s midstream operations, including (i) discount-to-index price arrangements, which involve purchases of natural gas at either (1) a percentage discount to a specified index price, (2) a specified index price less a fixed amount or (3) a percentage discount to a specified index price less an additional fixed amount, (ii) percentage-of-proceeds arrangements under which ETP gathers and processes natural gas on behalf of producers, sells the resulting residue gas and NGL volumes at market prices and remits to producers an agreed upon percentage of the proceeds based on an index price, (iii) keep-whole arrangements where ETP gathers natural gas from the producer, processes the natural gas and sells the resulting NGLs to third parties at market prices, (iv) purchasing all or a specified percentage of natural gas and/or NGL delivered from producers and treating or processing ETP’s plant facilities, and (v) making other direct purchases of natural gas and/or NGL at specified delivery points to meet operational or marketing objectives. In many cases, ETP provides services under contracts that contain a combination of more than one of the arrangements described above. The terms of ETP’s contracts vary based on gas quality conditions, the competitive environment at the time the contracts are signed and customer requirements. ETP’s contract mix may change as a result of changes in producer preferences, expansion in regions where some types of contracts are more common and other market factors.

NGL storage and pipeline transportation revenues are recognized when services are performed or products are delivered, respectively. Fractionation and processing revenues are recognized when product is either loaded into a truck or injected into a third party pipeline, which is when title and risk of loss pass to the customer.

In ETP’s natural gas compression business, revenue is recognized for compressor packages and technical service jobs using the completed contract method which recognizes revenue upon completion of the job. Costs incurred on a job are deducted at the time revenue is recognized.

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ETP conducts marketing activities in which ETP markets the natural gas that flows through ETP’s assets, referred to as on-system gas. ETP also attracts other customers by marketing volumes of natural gas that do not move through ETP’s assets, referred to as off-system gas. For both on-system and off-system gas, ETP purchases natural gas from natural gas producers and other supply points and sells that natural gas to utilities, industrial consumers, other marketers and pipeline companies, thereby generating gross margins based upon the difference between the purchase and resale prices.

Terminalling and storage revenues are recognized at the time the services are provided. Pipeline revenues are recognized upon delivery of the barrels to the location designated by the shipper. Crude oil acquisition and marketing revenues, as well as refined product marketing revenues, are recognized when title to the product is transferred to the customer. Revenues are not recognized for crude oil exchange transactions, which are entered into primarily to acquire crude oil of a desired quality or to reduce transportation costs by taking delivery closer to end markets. Any net differential for exchange transactions is recorded as an adjustment of inventory costs in the purchases component of cost of products sold and operating expenses in the statements of operations.

ETP’s retail marketing operations sell gasoline and diesel in addition to a broad mix of merchandise such as groceries, fast foods and beverages at its convenience stores. A portion of our gasoline and diesel sales are to wholesale customers on a consignment basis, in which we retain title to inventory, control access to and sale of fuel inventory, and recognize revenue at the time the fuel is sold to the ultimate customer. We typically own the fuel dispensing equipment and underground storage tanks at consignment sites, and in some cases we own the entire site and have entered into an operating lease with the wholesale customer operating the site. In addition, our retail outlets derive other income from lottery ticket sales, money orders, prepaid phone cards and wireless services, ATM transactions, car washes, movie rental and other ancillary product and service offerings. Some of Sunoco, Inc.’s retail outlets provide a variety of car care services. Revenues related to the sale of products are recognized when title passes, while service revenues are recorded on a net commission basis and are recognized when services are provided. Title passage generally occurs when products are shipped or delivered in accordance with the terms of the respective sales agreements. In addition, revenues are not recognized until sales prices are fixed or determinable and collectability is reasonably assured.

Investment in Sunoco LP

Revenues from our two primary product categories, motor fuel and merchandise, are recognized either at the time fuel is delivered to the customer or at the time of sale. Revenue recognition on consignment sales differ from this and are discussed in greater detail below. Shipment and delivery of motor fuel generally occurs on the same day. Sunoco LP charges its wholesale customers for third-party transportation costs, which are recorded net in cost of sales. Through PropCo, Sunoco LP’s wholly owned corporate subsidiary, Sunoco LP may sell motor fuel to wholesale customers on a consignment basis, in which Sunoco LP retains title to inventory, control access to and sale of fuel inventory, and recognize revenue at the time the fuel is sold to the ultimate customer. Sunoco LP derives other income from rental income, propane and lubricating oils and other ancillary product and service offerings. Sunoco LP derives other income from lottery ticket sales, money orders, prepaid phone cards and wireless services, ATM transactions, car washes, movie rentals and other ancillary product and service offerings. Sunoco LP records revenue on a net commission basis when the product is sold and/or services are rendered. Rental income from operating leases is recognized on a straight line basis over the term of the lease.

Investment in Lake Charles LNG

Lake Charles LNG’s revenues from storage and re-gasification of natural gas are based on capacity reservation charges and, to a lesser extent, commodity usage charges. Reservation revenues are based on contracted rates and capacity reserved by the customers and recognized monthly. Revenues from commodity usage charges are also recognized monthly and represent the recovery of electric power charges at Lake Charles LNG’s terminal.

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Regulatory Accounting – Regulatory Assets and Liabilities

ETP’s interstate transportation and storage operations are subject to regulation by certain state and federal authorities and certain subsidiaries in those operations have accounting policies that conform to the accounting requirements and ratemaking practices of the regulatory authorities. The application of these accounting policies allows certain of ETP’s regulated entities to defer expenses and revenues on the balance sheet as regulatory assets and liabilities when it is probable that those expenses and revenues will be allowed in the ratemaking process in a period different from the period in which they would have been reflected in the consolidated statement of operations by an unregulated company. These deferred assets and liabilities will be reported in results of operations in the period in which the same amounts are included in rates and recovered from or refunded to customers. Management’s assessment of the probability of recovery or pass through of regulatory assets and liabilities will require judgment and interpretation of laws and regulatory commission orders. If, for any reason, ETP ceases to meet the criteria for application of regulatory accounting treatment for these entities, the regulatory assets and liabilities related to those portions ceasing to meet such criteria would be eliminated from the consolidated balance sheet for the period in which the discontinuance of regulatory accounting treatment occurs.

Although Panhandle’s natural gas transmission systems and storage operations are subject to the jurisdiction of FERC in accordance with the NGA and NGPA, it does not currently apply regulatory accounting policies in accounting for its operations. In 1999, prior to its acquisition by Southern Union, Panhandle discontinued the application of regulatory accounting policies primarily due to the level of discounting from tariff rates and its inability to recover specific costs.

Cash, Cash Equivalents and Supplemental Cash Flow Information

Cash and cash equivalents include all cash on hand, demand deposits, and investments with original maturities of three months or less. We consider cash equivalents to include short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

We place our cash deposits and temporary cash investments with high credit quality financial institutions. At times, our cash and cash equivalents may be uninsured or in deposit accounts that exceed the Federal Deposit Insurance Corporation insurance limit.

The net change in operating assets and liabilities (net of effects of acquisitions, dispositions and deconsolidation) included in cash flows from operating activities was comprised as follows:

	Years Ended December 31,
	2015	2014	2013
Accounts receivable	$856	$600	$(556)
Accounts receivable from related companies	(5)	30	64
Inventories	(430)	51	(254)
Exchanges receivable	14	18	(8)
Other current assets	(239)	133	(81)
Other non-current assets, net	250	(6)	(23)
Accounts payable	(1,127)	(850)	541
Accounts payable to related companies	400	5	(140)
Exchanges payable	(79)	(99)	128
Accrued and other current liabilities	(618)	(59)	192
Other non-current liabilities	(261)	(73)	147
Derivative assets and liabilities, net	75	19	(159)

Net change in operating assets and liabilities, net of effects of acquisitions and deconsolidations	$(1,164)	$(231)	$(149)

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Non-cash investing and financing activities and supplemental cash flow information were as follows:

	Years Ended December 31,
	2015	2014	2013
NON-CASH INVESTING ACTIVITIES:
Accrued capital expenditures	$910	$643	$226
Net gains (losses) from subsidiary common unit transactions	(526)	744	(384)
NON-CASH FINANCING ACTIVITIES:
Contribution of property, plant and equipment from noncontrolling interest	$34	$—	$—
Subsidiary issuances of common units in connection with PVR, Hoover and Eagle Rock Midstream acquisitions	—	4,281	—
Subsidiary issuances of common units in connection with the Susser Merger	—	908	—
Long-term debt assumed in PVR Acquisition	—	1,887	—
Long-term debt exchanged in Eagle Rock Midstream Acquisition	—	499	—
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest, net of interest capitalized	$1,800	$1,416	$1,256
Cash paid for income taxes	72	345	58

Accounts Receivable

Our subsidiaries assess the credit risk of their customers and take steps to mitigate risk as necessary. Management reviews accounts receivable and an allowance for doubtful accounts is determined based on the overall creditworthiness of customers, historical write-off experience, general and specific economic trends, and identification of specific customers with payment issues.

Inventories

Inventories consist principally of natural gas held in storage, crude oil, refined products and spare parts. Natural gas held in storage is valued at the lower of cost or market utilizing the weighted-average cost method. The cost of crude oil and refined products is determined using the last-in, first out method. The cost of spare parts is determined by the first-in, first-out method.

Inventories consisted of the following:

	December 31,
	2015	2014
Natural gas and NGLs	$415	$392
Crude oil	424	364
Refined products	420	392
Spare parts and other	377	319

Total inventories	$1,636	$1,467

During the year ended December 31, 2015, the Partnership recorded write downs of $249 million on its crude oil, refined products and NGL inventories as a result of a decline in the market price of these products. The write-down was calculated based upon current replacement costs.

ETP utilizes commodity derivatives to manage price volatility associated with certain of its natural gas inventory and designates certain of these derivatives as fair value hedges for accounting purposes. Changes in fair value of the designated hedged inventory have been recorded in inventory on our consolidated balance sheets and in cost of products sold in our consolidated statements of operations.

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Exchanges

Exchanges consist of natural gas and NGL delivery imbalances (over and under deliveries) with others. These amounts, which are valued at market prices or weighted average market prices pursuant to contractual imbalance agreements, turn over monthly and are recorded as exchanges receivable or exchanges payable on our consolidated balance sheets. These imbalances are generally settled by deliveries of natural gas or NGLs, but may be settled in cash, depending on contractual terms.

Other Current Assets

Other current assets consisted of the following:

	December 31,
	2015	2014
Deposits paid to vendors	$74	$65
Income taxes receivable	326	17
Prepaid expenses and other	172	205

Total other current assets	$572	$287

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful or FERC mandated lives of the assets, if applicable. Expenditures for maintenance and repairs that do not add capacity or extend the useful life are expensed as incurred. Expenditures to refurbish assets that either extend the useful lives of the asset or prevent environmental contamination are capitalized and depreciated over the remaining useful life of the asset. Natural gas and NGLs used to maintain pipeline minimum pressures is capitalized and classified as property, plant and equipment. Additionally, our subsidiaries capitalize certain costs directly related to the construction of assets including internal labor costs, interest and engineering costs. For the Lake Charles LNG project, a portion of the management fees are capitalized. Upon disposition or retirement of pipeline components or natural gas plant components, any gain or loss is recorded to accumulated depreciation. When entire pipeline systems, gas plants or other property and equipment are retired or sold, any gain or loss is included in our consolidated statements of operations.

Property, plant and equipment is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If such a review should indicate that the carrying amount of long-lived assets is not recoverable, we reduce the carrying amount of such assets to fair value. In 2015, we recorded $110 million fixed asset impairments related to ETP’s liquids transportation and services operations primarily due to an expected decrease in future cash flows. No other fixed asset impairments were identified or recorded for our reporting units.

Capitalized interest is included for pipeline construction projects, except for certain interstate projects for which an allowance for funds used during construction (“AFUDC”) is accrued. Interest is capitalized based on the current borrowing rate of our revolving credit facilities when the related costs are incurred. AFUDC is calculated under guidelines prescribed by the FERC and capitalized as part of the cost of utility plant for interstate projects. It represents the cost of servicing the capital invested in construction work-in-process. AFUDC is segregated into two component parts – borrowed funds and equity funds.

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Components and useful lives of property, plant and equipment were as follows:

	December 31,
	2015	2014
Land and improvements	$686	$1,307
Buildings and improvements (1 to 45 years)	1,526	1,922
Pipelines and equipment (5 to 83 years)	32,677	27,149
Natural gas and NGL storage facilities (5 to 46 years)	390	1,214
Bulk storage, equipment and facilities (2 to 83 years)	2,853	4,010
Tanks and other equipment (5 to 40 years)	1,488	58
Retail equipment (2 to 99 years)	401	515
Vehicles (1 to 25 years)	220	203
Right of way (20 to 83 years)	2,573	2,451
Furniture and fixtures (2 to 25 years)	57	59
Linepack	61	119
Pad gas	44	44
Natural resources	484	454
Other (1 to 30 years)	3,675	999
Construction work-in-process	7,844	4,514

	54,979	45,018
Less – Accumulated depreciation and depletion	(6,296)	(4,726)

Property, plant and equipment, net	$48,683	$40,292

We recognized the following amounts for the periods presented:

	Years Ended December 31,
	2015	2014	2013
Depreciation and depletion expense	$1,776	$1,457	$1,128

Capitalized interest, excluding AFUDC	$163	$113	$43

Advances to and Investments in Affiliates

Certain of our subsidiaries own interests in a number of related businesses that are accounted for by the equity method. In general, we use the equity method of accounting for an investment for which we exercise significant influence over, but do not control, the investee’s operating and financial policies.

Other Non-Current Assets, net

Other non-current assets, net are stated at cost less accumulated amortization. Other non-current assets, net consisted of the following:

	December 31,
	2015	2014
Unamortized financing costs(1)	$29	$41
Regulatory assets	90	85
Deferred charges	198	220
Restricted funds	192	177
Other	221	209

Total other non-current assets, net	$730	$732

(1)	Includes unamortized financing costs related to the Partnership’s revolving credit facilities.

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Restricted funds primarily consisted of restricted cash held in our wholly-owned captive insurance companies.

Intangible Assets

Intangible assets are stated at cost, net of amortization computed on the straight-line method. The Partnership removes the gross carrying amount and the related accumulated amortization for any fully amortized intangibles in the year they are fully amortized.

Components and useful lives of intangible assets were as follows:

	December 31, 2015		December 31, 2014
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortizable intangible assets:
Customer relationships, contracts and agreements (3 to 46 years)	$5,254	$(738)	$5,144	$(485)
Trade names (15 years)	559	(25)	556	(15)
Patents (9 years)	48	(16)	48	(11)
Other (1 to 15 years)	15	(7)	36	(7)

Total amortizable intangible assets	5,876	(786)	5,784	(518)
Non-amortizable intangible assets:
Trademarks	341	—	316	—

Total intangible assets	$6,217	$(786)	$6,100	$(518)

Aggregate amortization expense of intangibles assets was as follows:

	Years Ended December 31,
	2015	2014	2013
Reported in depreciation, depletion and amortization	$303	$219	$120

Estimated aggregate amortization expense of intangible assets for the next five years was as follows:

Years Ending December 31:
2016	$242
2017	242
2018	241
2019	239
2020	239

We review amortizable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If such a review should indicate that the carrying amount of amortizable intangible assets is not recoverable, we reduce the carrying amount of such assets to fair value. We review non-amortizable intangible assets for impairment annually, or more frequently if circumstances dictate.

In 2015, we recorded $24 million of intangible asset impairments related to ETP’s liquids transportation and services operations primarily due to an expected decrease in future cash flows.

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Goodwill

Goodwill is tested for impairment annually or more frequently if circumstances indicate that goodwill might be impaired. The annual impairment test is performed during the fourth quarter.

Changes in the carrying amount of goodwill were as follows:

	Investment in ETP	Investment in Sunoco LP	Investment in Lake Charles LNG	Corporate, Other and Eliminations	Total
Balance, December 31, 2013	$5,856	$—	$184	$(146)	$5,894
Goodwill acquired	2,340	1,854	—	(1,854)	2,340
Lake Charles LNG Transaction(1)	(184)	—	—	184	—
Goodwill impairment	(370)	—	—	—	(370)
Other	—	—	—	1	1

Balance, December 31, 2014	7,642	1,854	184	(1,815)	7,865
Goodwill acquired	—	31	—	—	31
Sunoco LP Exchange	(2,018)	—	—	2,018	—
Goodwill impairment	(205)	—	—	—	(205)
Other	9	(63)	—	(164)	(218)

Balance, December 31, 2015	$5,428	$1,822	$184	$39	$7,473

(1)	As discussed in Note 3, ETP completed the transfer to ETE of Lake Charles LNG on February 19, 2014. Therefore, the December 31, 2013 goodwill balances include goodwill attributable to Lake Charles LNG of $184 million in both the investment in ETP and investment in Lake Charles LNG segments that was correspondingly included in the elimination column. The transaction was effective January 1, 2014.

Goodwill is recorded at the acquisition date based on a preliminary purchase price allocation and generally may be adjusted when the purchase price allocation is finalized. We recorded a net decrease in goodwill of $392 million during the year ended December 31, 2015 primarily due to the impairments discussed below as well as purchase price allocation adjustments.

During 2015, the Partnership voluntarily changed the date of the annual goodwill impairment testing to the first day of the fourth quarter. The Partnership believes this new date is preferable because it allows for more timely completion of the annual goodwill impairment test prior to the end of the annual financial reporting period. This change in accounting principle does not delay, accelerate or avoid any potential impairment loss, nor does the change have a cumulative effect on income from continuing operations, net income or loss, or net assets. This change was not applied retrospectively, as doing so would require the use of significant estimates and assumptions that include hindsight. Accordingly, the Partnership applied the change in annual goodwill impairment testing date prospectively beginning October 1, 2015.

During the fourth quarter of 2015, ETP performed goodwill impairment tests on its reporting units and recognized goodwill impairments of: (i) $99 million in the Transwestern reporting unit due primarily to the market declines in current and expected future commodity prices in the fourth quarter of 2015, and (ii) $106 million in the Lone Star Refinery Services reporting unit due primarily to changes in assumptions related to potential future revenues decrease as well as the market declines in current and expected future commodity prices.

During the fourth quarter of 2014, a $370 million goodwill impairment was recorded related to Regency’s Permian Basin gathering and processing operations. The decline in estimated fair value of that reporting unit was primarily driven by the significant decline in commodity prices in the fourth quarter of 2014, and the resulting impact to future commodity prices as well as increases in future estimated operations and maintenance expenses.

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The Partnership determined the fair value of our reporting units using a weighted combination of the discounted cash flow method and the guideline company method. Determining the fair value of a reporting unit requires judgment and the use of significant estimates and assumptions. Such estimates and assumptions include revenue growth rates, operating margins, weighted average costs of capital and future market conditions, among others. The Partnership believes the estimates and assumptions used in our impairment assessments are reasonable and based on available market information, but variations in any of the assumptions could result in materially different calculations of fair value and determinations of whether or not an impairment is indicated. Under the discounted cash flow method, the Partnership determined fair value based on estimated future cash flows of each reporting unit including estimates for capital expenditures, discounted to present value using the risk-adjusted industry rate, which reflect the overall level of inherent risk of the reporting unit. Cash flow projections are derived from one year budgeted amounts and five year operating forecasts plus an estimate of later period cash flows, all of which are evaluated by management. Subsequent period cash flows are developed for each reporting unit using growth rates that management believes are reasonably likely to occur. Under the guideline company method, the Partnership determined the estimated fair value of each of our reporting units by applying valuation multiples of comparable publicly-traded companies to each reporting unit’s projected EBITDA and then averaging that estimate with similar historical calculations using a three year average. In addition, the Partnership estimated a reasonable control premium representing the incremental value that accrues to the majority owner from the opportunity to dictate the strategic and operational actions of the business.

Asset Retirement Obligations

We have determined that we are obligated by contractual or regulatory requirements to remove facilities or perform other remediation upon retirement of certain assets. The fair value of any ARO is determined based on estimates and assumptions related to retirement costs, which the Partnership bases on historical retirement costs, future inflation rates and credit-adjusted risk-free interest rates. These fair value assessments are considered to be Level 3 measurements, as they are based on both observable and unobservable inputs. Changes in the liability are recorded for the passage of time (accretion) or for revisions to cash flows originally estimated to settle the ARO.

An ARO is required to be recorded when a legal obligation to retire an asset exists and such obligation can be reasonably estimated. We will record an asset retirement obligation in the periods in which management can reasonably estimate the settlement dates.

Except for certain amounts recorded by Panhandle, Sunoco Logistics and ETP’s retail marketing operations, discussed below, management was not able to reasonably measure the fair value of asset retirement obligations as of December 31, 2015 and 2014, in most cases because the settlement dates were indeterminable. Although a number of other onshore assets in Panhandle’s system are subject to agreements or regulations that give rise to an ARO upon Panhandle’s discontinued use of these assets, AROs were not recorded because these assets have an indeterminate removal or abandonment date given the expected continued use of the assets with proper maintenance or replacement. Sunoco, Inc. has legal asset retirement obligations for several other assets at its previously owned refineries, pipelines and terminals, for which it is not possible to estimate when the obligations will be settled. Consequently, the retirement obligations for these assets cannot be measured at this time. At the end of the useful life of these underlying assets, Sunoco, Inc. is legally or contractually required to abandon in place or remove the asset. Sunoco Logistics believes it may have additional asset retirement obligations related to its pipeline assets and storage tanks, for which it is not possible to estimate whether or when the retirement obligations will be settled. Consequently, these retirement obligations cannot be measured at this time.

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Below is a schedule of AROs by segment recorded as other non-current liabilities in our consolidated balance sheets:

	December 31,
	2015	2014
Investment in ETP:
Interstate transportation and storage operations	$58	$60
Investment in Sunoco Logistics	88	41
Retail marketing operations	66	87

	$212	$188

Individual component assets have been and will continue to be replaced, but the pipeline and the natural gas gathering and processing systems will continue in operation as long as supply and demand for natural gas exists. Based on the widespread use of natural gas in industrial and power generation activities, management expects supply and demand to exist for the foreseeable future. We have in place a rigorous repair and maintenance program that keeps the pipelines and the natural gas gathering and processing systems in good working order. Therefore, although some of the individual assets may be replaced, the pipelines and the natural gas gathering and processing systems themselves will remain intact indefinitely.

Long-lived assets related to AROs aggregated $18 million and were reflected as property, plant and equipment on our balance sheet as of December 31, 2015 and 2014. In addition, Panhandle had $6 million legally restricted funds for the purpose of settling AROs that was reflected as other non-current assets as of December 31, 2015.

Accrued and Other Current Liabilities

Accrued and other current liabilities consisted of the following:

	December 31,
	2015	2014
Interest payable	$519	$440
Customer advances and deposits	114	103
Accrued capital expenditures	743	673
Accrued wages and benefits	218	233
Taxes payable other than income taxes	76	236
Other	632	417

Total accrued and other current liabilities	$2,302	$2,102

Deposits or advances are received from customers as prepayments for natural gas deliveries in the following month. Prepayments and security deposits may also be required when customers exceed their credit limits or do not qualify for open credit.

Redeemable Noncontrolling Interests

The noncontrolling interest holders in one of Sunoco Logistics’ consolidated subsidiaries have the option to sell their interests to Sunoco Logistics. In accordance with applicable accounting guidance, the noncontrolling interest is excluded from total equity and reflected as redeemable interest on the consolidated balance sheet.

FIN-26

Environmental Remediation

We accrue environmental remediation costs for work at identified sites where an assessment has indicated that cleanup costs are probable and reasonably estimable. Such accruals are undiscounted and are based on currently available information, estimated timing of remedial actions and related inflation assumptions, existing technology and presently enacted laws and regulations. If a range of probable environmental cleanup costs exists for an identified site, the minimum of the range is accrued unless some other point in the range is more likely in which case the most likely amount in the range is accrued.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable approximate their fair value.

Based on the estimated borrowing rates currently available to us and our subsidiaries for loans with similar terms and average maturities, the aggregate fair value and carrying amount of our consolidated debt obligations as of December 31, 2015 was $33.22 billion and $36.97 billion, respectively. As of December 31, 2014, the aggregate fair value and carrying amount of our consolidated debt obligations was $31.68 billion and $30.49 billion, respectively. The fair value of our consolidated debt obligations is a Level 2 valuation based on the observable inputs used for similar liabilities.

We have commodity derivatives, interest rate derivatives and embedded derivatives in the ETP Preferred Units that are accounted for as assets and liabilities at fair value in our consolidated balance sheets. We determine the fair value of our assets and liabilities subject to fair value measurement by using the highest possible “level” of inputs. Level 1 inputs are observable quotes in an active market for identical assets and liabilities. We consider the valuation of marketable securities and commodity derivatives transacted through a clearing broker with a published price from the appropriate exchange as a Level 1 valuation. Level 2 inputs are inputs observable for similar assets and liabilities. We consider OTC commodity derivatives entered into directly with third parties as a Level 2 valuation since the values of these derivatives are quoted on an exchange for similar transactions. Additionally, we consider our options transacted through our clearing broker as having Level 2 inputs due to the level of activity of these contracts on the exchange in which they trade. We consider the valuation of our interest rate derivatives as Level 2 as the primary input, the LIBOR curve, is based on quotes from an active exchange of Eurodollar futures for the same period as the future interest swap settlements. Level 3 inputs are unobservable. Derivatives related to the embedded derivatives in our preferred units are valued using a binomial lattice model. The market inputs utilized in the model include credit spread, probabilities of the occurrence of certain events, common unit price, dividend yield, and expected value, and are considered Level 3. During the year ended December 31, 2015, no transfers were made between any levels within the fair value hierarchy.

FIN-27

The following tables summarize the fair value of our financial assets and liabilities measured and recorded at fair value on a recurring basis as of December 31, 2015 and 2014 based on inputs used to derive their fair values:

	Fair Value Measurements at December 31, 2015
	Fair Value Total	Level 1	Level 2	Level 3
Assets:
Interest rate derivatives	$—	$—	$—	$—
Commodity derivatives:
Natural Gas:
Basis Swaps IFERC/NYMEX	16	16	—	—
Swing Swaps IFERC	10	2	8	—
Fixed Swaps/Futures	274	274	—	—
Forward Physical Swaps	4	—	4	—
Power:
Forwards	22	—	22	—
Futures	3	3	—	—
Options — Calls	1	1	—	—
Options — Puts	1	1	—	—
Natural Gas Liquids — Forwards/Swaps	99	99	—	—
Refined Products — Futures	15	15	—	—
Crude — Futures	9	9	—	—

Total commodity derivatives	454	420	34	—

Total assets	$454	$420	$34	$—

Liabilities:
Interest rate derivatives	$(171)	$—	$(171)	$—
Embedded derivatives in the ETP Preferred Units	(5)	—	—	(5)
Commodity derivatives:
Natural Gas:
Basis Swaps IFERC/NYMEX	(16)	(16)	—	—
Swing Swaps IFERC	(12)	(2)	(10)	—
Fixed Swaps/Futures	(203)	(203)	—	—
Power:
Forwards	(22)	—	(22)	—
Futures	(2)	(2)	—	—
Options — Puts	(1)	(1)	—	—
Natural Gas Liquids — Forwards/Swaps	(89)	(89)	—	—
Refined Products — Futures	(6)	(6)	—	—
Crude — Futures	(5)	(5)	—	—

Total commodity derivatives	(356)	(324)	(32)	—

Total liabilities	$(532)	$(324)	$(203)	$(5)

FIN-28

	Fair Value Measurements at December 31, 2014
	Fair Value Total	Level 1	Level 2	Level 3
Assets:
Interest rate derivatives	$3	$—	$3	$—
Commodity derivatives:
Condensate — Forward Swaps	36	—	36	—
Natural Gas:
Basis Swaps IFERC/NYMEX	19	19	—	—
Swing Swaps IFERC	26	1	25	—
Fixed Swaps/Futures	566	541	25	—
Forward Physical Contracts	1	—	1	—
Power:
Forwards	3	—	3	—
Futures	4	4	—	—
Natural Gas Liquids — Forwards/Swaps	69	46	23	—
Refined Products — Futures	21	21	—	—

Total commodity derivatives	745	632	113	—

Total assets	$748	$632	$116	$—

Liabilities:
Interest rate derivatives	$(155)	$—	$(155)	$—
Embedded derivatives in the ETP Preferred Units	(16)	—	—	(16)
Commodity derivatives:
Natural Gas:
Basis Swaps IFERC/NYMEX	(18)	(18)	—	—
Swing Swaps IFERC	(25)	(2)	(23)	—
Fixed Swaps/Futures	(490)	(490)	—	—
Power:
Forwards	(4)	—	(4)	—
Futures	(2)	(2)	—	—
Natural Gas Liquids — Forwards/Swaps	(32)	(32)	—	—
Refined Products — Futures	(7)	(7)	—	—

Total commodity derivatives	(578)	(551)	(27)	—

Total liabilities	$(749)	$(551)	$(182)	$(16)

The following table presents the material unobservable inputs used to estimate the fair value of ETP’s Preferred Units and the embedded derivatives in ETP’s Preferred Units:

	Unobservable Input	December 31, 2015
Embedded derivatives in the ETP Preferred Units	Credit Spread	5.33%
	Volatility	37.00%

Changes in the remaining term of the Preferred Units, U.S. Treasury yields and valuations in related instruments would cause a change in the yield to value the Preferred Units. Changes in ETP’s cost of equity and U.S. Treasury yields would cause a change in the credit spread used to value the embedded derivatives in the ETP Preferred Units. Changes in ETP’s historical unit price volatility would cause a change in the volatility used to value the embedded derivatives.

FIN-29

The following table presents a reconciliation of the beginning and ending balances for our Level 3 financial instruments measured at fair value on a recurring basis using significant unobservable inputs for the year ended December 31, 2015.

Balance, December 31, 2014	$(16)
Net unrealized gains included in other income (expense)	11

Balance, December 31, 2015	$(5)

Contributions in Aid of Construction Cost

On certain of our capital projects, third parties are obligated to reimburse us for all or a portion of project expenditures. The majority of such arrangements are associated with pipeline construction and production well tie-ins. Contributions in aid of construction costs (“CIAC”) are netted against our project costs as they are received, and any CIAC which exceeds our total project costs, is recognized as other income in the period in which it is realized.

Shipping and Handling Costs

Shipping and handling costs are included in cost of products sold, except for shipping and handling costs related to fuel consumed for compression and treating which are included in operating expenses.

Costs and Expenses

Costs of products sold include actual cost of fuel sold, adjusted for the effects of hedging and other commodity derivative activities, and the cost of appliances, parts and fittings. Operating expenses include all costs incurred to provide products to customers, including compensation for operations personnel, insurance costs, vehicle maintenance, advertising costs, purchasing costs and plant operations. Selling, general and administrative expenses include all partnership related expenses and compensation for executive, partnership, and administrative personnel.

We record the collection of taxes to be remitted to governmental authorities on a net basis except for our retail marketing operations in which consumer excise taxes on sales of refined products and merchandise are included in both revenues and costs and expenses in the consolidated statements of operations, with no effect on net income (loss). Excise taxes collected by our retail marketing operations were $3.05 billion, $2.46 billion and $2.22 billion for the years ended December 31, 2015, 2014 and 2013, respectively.

Issuances of Subsidiary Units

We record changes in our ownership interest of our subsidiaries as equity transactions, with no gain or loss recognized in consolidated net income or comprehensive income. For example, upon our subsidiaries’ issuance of common units in a public offering, we record any difference between the amount of consideration received or paid and the amount by which the noncontrolling interest is adjusted as a change in partners’ capital.

Income Taxes

ETE is a publicly traded limited partnership and is not taxable for federal and most state income tax purposes. As a result, our earnings or losses, to the extent not included in a taxable subsidiary, for federal and state income tax purposes are included in the tax returns of the individual partners. Net earnings for financial statement purposes may differ significantly from taxable income reportable to Unitholders as a result of differences between the tax basis and financial reporting basis of assets and liabilities, in addition to the allocation requirements related to taxable income under our Third Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”).

FIN-30

As a publicly traded limited partnership, we are subject to a statutory requirement that our “qualifying income” (as defined by the Internal Revenue Code, related Treasury Regulations, and IRS pronouncements) exceed 90% of our total gross income, determined on a calendar year basis. If our qualifying income does not meet this statutory requirement, we would be taxed as a corporation for federal and state income tax purposes. For the years ended December 31, 2015, 2014, and 2013, our qualifying income met the statutory requirement.

The Partnership conducts certain activities through corporate subsidiaries which are subject to federal, state and local income taxes. These corporate subsidiaries include ETP Holdco, Oasis Pipeline Company, Susser Petroleum Property Company, Aloha Petroleum and Susser Holding Corporation. The Partnership and its corporate subsidiaries account for income taxes under the asset and liability method.

Under this method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in earnings in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts more likely than not to be realized.

The determination of the provision for income taxes requires significant judgment, use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in our financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from taxing authorities. When facts and circumstances change, we reassess these probabilities and record any changes through the provision for income taxes.

Accounting for Derivative Instruments and Hedging Activities

For qualifying hedges, we formally document, designate and assess the effectiveness of transactions that receive hedge accounting treatment and the gains and losses offset related results on the hedged item in the statement of operations. The market prices used to value our financial derivatives and related transactions have been determined using independent third party prices, readily available market information, broker quotes and appropriate valuation techniques.

At inception of a hedge, we formally document the relationship between the hedging instrument and the hedged item, the risk management objectives, and the methods used for assessing and testing effectiveness and how any ineffectiveness will be measured and recorded. We also assess, both at the inception of the hedge and on a quarterly basis, whether the derivatives that are used in our hedging transactions are highly effective in offsetting changes in cash flows. If we determine that a derivative is no longer highly effective as a hedge, we discontinue hedge accounting prospectively by including changes in the fair value of the derivative in net income for the period.

If we designate a commodity hedging relationship as a fair value hedge, we record the changes in fair value of the hedged asset or liability in cost of products sold in the consolidated statement of operations. This amount is offset by the changes in fair value of the related hedging instrument. Any ineffective portion or amount excluded from the assessment of hedge ineffectiveness is also included in the cost of products sold in the consolidated statement of operations.

Cash flows from derivatives accounted for as cash flow hedges are reported as cash flows from operating activities, in the same category as the cash flows from the items being hedged.

FIN-31

If we designate a derivative financial instrument as a cash flow hedge and it qualifies for hedge accounting, a change in the fair value is deferred in AOCI until the underlying hedged transaction occurs. Any ineffective portion of a cash flow hedge’s change in fair value is recognized each period in earnings. Gains and losses deferred in AOCI related to cash flow hedges remain in AOCI until the underlying physical transaction occurs, unless it is probable that the forecasted transaction will not occur by the end of the originally specified time period or within an additional two-month period of time thereafter. For financial derivative instruments that do not qualify for hedge accounting, the change in fair value is recorded in cost of products sold in the consolidated statements of operations.

We previously have managed a portion of our interest rate exposures by utilizing interest rate swaps and similar instruments. Certain of our interest rate derivatives are accounted for as either cash flow hedges or fair value hedges. For interest rate derivatives accounted for as either cash flow or fair value hedges, we report realized gains and losses and ineffectiveness portions of those hedges in interest expense. For interest rate derivatives not designated as hedges for accounting purposes, we report realized and unrealized gains and losses on those derivatives in “Gains (losses) on interest rate derivatives” in the consolidated statements of operations.

Unit-Based Compensation

For awards of restricted units, we recognize compensation expense over the vesting period based on the grant-date fair value, which is determined based on the market price of our common units on the grant date. For awards of cash restricted units, we remeasure the fair value of the award at the end of each reporting period based on the market price of our common units as of the reporting date, and the fair value is recorded in other non-current liabilities on our consolidated balance sheets.

Pensions and Other Postretirement Benefit Plans

Employers are required to recognize in their balance sheets the overfunded or underfunded status of defined benefit pension and other postretirement plans, measured as the difference between the fair value of the plan assets and the benefit obligation (the projected benefit obligation for pension plans and the accumulated postretirement benefit obligation for other postretirement plans). Each overfunded plan is recognized as an asset and each underfunded plan is recognized as a liability. Employers must recognize the change in the funded status of the plan in the year in which the change occurs within AOCI in equity or, for entities applying regulatory accounting, as a regulatory asset or regulatory liability.

Allocation of Income

For purposes of maintaining partner capital accounts, our Partnership Agreement specifies that items of income and loss shall generally be allocated among the partners in accordance with their percentage interests.

3.	ACQUISITIONS AND RELATED TRANSACTIONS:

Pending Transactions

WMB Merger

In September 2015, ETE, ETC and WMB entered into a merger agreement. The merger agreement provides that WMB will be merged with and into ETC, with ETC surviving the merger. ETC is a recently formed limited partnership that will elect to be treated as a corporation for federal income tax purposes and, upon closing, will own the managing member interest in our general partner and limited partner interests in ETE. At the time of the merger, each issued and outstanding share of WMB common stock will be exchanged for (i) $8.00 in cash and 1.5274 ETC common shares, (ii) 1.8716 ETC common shares, or (iii) $43.50 in cash.

FIN-32

The closing of the transaction is subject to customary conditions, including the receipt of approval of the merger from WMB’s stockholders and all required regulatory approvals, including approval pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976. ETE and WMB anticipate that the transaction will be completed in the first half of 2016.

WMB, headquartered in Tulsa, Oklahoma, owns approximately 60% of WPZ, including all of the 2% general-partner interest in WPZ. WPZ is a master limited partnership with operations across the natural gas value chain from gathering, processing and interstate transportation of natural gas and natural gas liquids to petrochemical production of ethylene, propylene and other olefins. With major positions in top U.S. supply basins and also in Canada, WPZ owns and operates more than 33,000 miles of pipelines system wide providing natural gas for clean-power generation, heating and industrial use.

Sunoco, Inc. to Sunoco LP

In November 2015, ETP and Sunoco LP announced ETP’s contribution to Sunoco LP of the remaining 68.42% interest in Sunoco, LLC and 100% interest in the legacy Sunoco, Inc. retail business for $2.23 billion. Sunoco LP will pay ETP $2.03 billion in cash, subject to certain working capital adjustments, and will issue to ETP 5.7 million Sunoco LP common units. The transaction will be effective January 1, 2016 and is expected to close in March 2016.

2015 Transactions

Sunoco LLC to Sunoco LP

In April 2015, Sunoco LP acquired a 31.58% equity interest in Sunoco, LLC from Retail Holdings for $816 million. Sunoco, LLC distributes approximately 5.3 billion gallons of motor fuel per year to customers in the east, midwest and southwest regions of the United States. Sunoco LP paid $775 million in cash and issued $41 million of Sunoco LP common units to Retail Holdings, based on the five-day volume weighted average price of Sunoco LP’s common units as of March 20, 2015.

Susser to Sunoco LP

In July 2015, in exchange for the contribution of 100% of Susser from ETP to Sunoco LP, Sunoco LP paid $970 million in cash and issued to ETP subsidiaries 22 million Sunoco LP Class B units valued at $970 million. The Sunoco Class B units did not receive second quarter 2015 cash distributions from Sunoco LP and converted on a one-for-one basis into Sunoco LP common units on the day immediately following the record date for Sunoco LP’s second quarter 2015 distribution. In addition, (i) a Susser subsidiary exchanged its 79,308 Sunoco LP common units for 79,308 Sunoco LP Class A units, (ii) 10.9 million Sunoco LP subordinated units owned by Susser subsidiaries were converted into 10.9 million Sunoco LP Class A units and (iii) Sunoco LP issued 79,308 Sunoco LP common units and 10.9 million Sunoco LP subordinated units to subsidiaries of ETP. The Sunoco LP Class A units owned by the Susser subsidiaries were contributed to Sunoco LP as part of the transaction. Sunoco LP subsequently contributed its interests in Susser to one of its subsidiaries.

Sunoco LP to ETE

Effective July 1, 2015, ETE acquired 100% of the membership interests of Sunoco GP, the general partner of Sunoco LP, and all of the IDRs of Sunoco LP from ETP, and in exchange, ETP repurchased from ETE 21 million ETP common units owned by ETE. In connection with ETP’s 2014 acquisition of Susser, ETE agreed to provide ETP a $35 million annual IDR subsidy for 10 years, which terminated upon the closing of ETE’s acquisition of Sunoco GP. In connection with the exchange and repurchase, ETE will provide ETP a $35 million annual IDR subsidy for two years beginning with the quarter ended September 30, 2015.

FIN-33

Bakken Pipeline

In March 2015, ETE transferred 30.8 million ETP common units, ETE’s 45% interest in the Bakken Pipeline project, and $879 million in cash to ETP in exchange for 30.8 million newly issued ETP Class H Units that, when combined with the 50.2 million previously issued ETP Class H Units, generally entitle ETE to receive 90.05% of the cash distributions and other economic attributes of the general partner interest and IDRs of Sunoco Logistics (the “Bakken Pipeline Transaction”). In connection with this transaction, ETP also issued to ETE 100 ETP Class I Units that provide distributions to ETE to offset IDR subsidies previously provided to ETP. These IDR subsidies, including the impact from distributions on ETP Class I Units, were reduced by $55 million in 2015 and $30 million in 2016.

In October 2015, Sunoco Logistics completed the previously announced acquisition of a 40% membership interest (the “Bakken Membership Interest”) in Bakken Holdings Company LLC (“Bakken Holdco”). Bakken Holdco, through its wholly-owned subsidiaries, owns a 75% membership interest in each of Dakota Access, LLC and Energy Transfer Crude Oil Company, LLC, which together intend to develop the Bakken Pipeline system to deliver crude oil from the Bakken/Three Forks production area in North Dakota to the Gulf Coast. ETP transferred the Bakken Membership Interest to Sunoco Logistics in exchange for approximately 9.4 million Class B Units representing limited partner interests in Sunoco Logistics and the payment by Sunoco Logistics to ETP of $382 million of cash, which represented reimbursement for its proportionate share of the total cash contributions made in the Bakken Pipeline project as of the date of closing of the exchange transaction.

Regency Merger

On April 30, 2015, a wholly-owned subsidiary of ETP merged with Regency, with Regency surviving as a wholly-owned subsidiary of ETP (the “Regency Merger”). Each Regency common unit and Class F unit was converted into the right to receive 0.4124 common units of ETP. ETP issued 172.2 million ETP common units to Regency unitholders, including 15.5 million units issued to ETP subsidiaries. The 1.9 million outstanding Regency Preferred Units were converted into corresponding new ETP Series A Preferred Units on a one-for-one basis.

In connection with the Regency Merger, ETE agreed to reduce the incentive distributions it receives from ETP by a total of $320 million over a five-year period. The IDR subsidy was $80 million for the year ended December 31, 2015 and will total $60 million per year for the following four years.

ETP has assumed all of the obligations of Regency and Regency Energy Finance Corp., of which ETP was previously a co-obligor or parent guarantor.

2014 Transactions

Susser Merger

In August 2014, ETP and Susser completed the merger of an indirect wholly-owned subsidiary of ETP, with and into Susser, with Susser surviving the merger as a subsidiary of ETP for total consideration valued at approximately $1.8 billion (the “Susser Merger”). The total consideration paid in cash was approximately $875 million and the total consideration paid in equity was approximately 15.8 million ETP Common Units. The Susser Merger broadens ETP’s retail geographic footprint and provides synergy opportunities and a platform for future growth.

In connection with the Susser Merger, ETP acquired an indirect 100% equity interest in Susser and the general partner interest and the incentive distribution rights in Sunoco LP, approximately 11 million Sunoco LP common and subordinated units, and Susser’s existing retail operations, consisting of 630 convenience store locations.

Effective with the closing of the transaction, Susser ceased to be a publicly traded company and its common stock discontinued trading on the NYSE.

FIN-34

Summary of Assets Acquired and Liabilities Assumed

ETP accounted for the Susser Merger using the acquisition method of accounting which requires, among other things, that assets acquired and liabilities assumed be recognized on the balance sheet at their fair values as of the acquisition date.

The following table summarizes the assets acquired and liabilities assumed recognized as of the merger date:

Susser
Total current assets	$446
Property, plant and equipment	1,069
Goodwill(1)	1,734
Intangible assets	611
Other non-current assets	17

3,877

Total current liabilities	377
Long-term debt, less current maturities	564
Deferred income taxes	488
Other non-current liabilities	39
Noncontrolling interest	626

2,094

Total consideration	1,783
Cash received	67

Total consideration, net of cash received	$1,716

(1)	None of the goodwill is expected to be deductible for tax purposes.

The fair values of the assets acquired and liabilities assumed were determined using various valuation techniques, including the income and market approaches.

ETP incurred merger related costs related to the Susser Merger of $25 million during the year ended December 31, 2014. Our consolidated statements of operations for the year ended December 31, 2014 reflected revenue and net income related to Susser of $2.32 billion and $105 million, respectively.

No pro forma information has been presented for the Susser Merger, as the impact of this acquisition was not material in relation to our consolidated results of operations.

MACS to Sunoco LP

In October 2014, Sunoco LP acquired MACS from a subsidiary of ETP in a transaction valued at approximately $768 million (the “MACS Transaction”). The transaction included approximately 110 company-operated retail convenience stores and 200 dealer-operated and consignment sites from MACS, which had originally been acquired by ETP in October 2013. The consideration paid by Sunoco LP consisted of approximately 4 million Sunoco LP common units issued to ETP and $556 million in cash, subject to customary closing adjustments. Sunoco LP initially financed the cash portion by utilizing availability under its revolving credit facility. In October 2014 and November 2014, Sunoco LP partially repaid borrowings on its revolving credit facility with aggregate net proceeds of $405 million from a public offering of 9.1 million Sunoco LP common units.

FIN-35

Lake Charles LNG Transaction

On February 19, 2014, ETP completed the transfer to ETE of Lake Charles LNG, the entity that owns a LNG regasification facility in Lake Charles, Louisiana, in exchange for the redemption by ETP of 18.7 million ETP Common Units held by ETE (the “Lake Charles LNG Transaction”). The transaction was effective as of January 1, 2014, at which time ETP deconsolidated Lake Charles LNG.

In connection with ETE’s acquisition of Lake Charles LNG, ETP agreed to continue to provide management services for ETE through 2015 in relation to both Lake Charles LNG’s regasification facility and the development of a liquefaction project at Lake Charles LNG’s facility, for which ETE has agreed to pay incremental management fees to ETP of $75 million per year for the years ending December 31, 2014 and 2015. ETE also agreed to provide additional subsidies to ETP through the relinquishment of future incentive distributions, as discussed further in Note 8.

Panhandle Merger

On January 10, 2014, Panhandle consummated a merger with Southern Union, the indirect parent of Panhandle at the time of the merger, and PEPL Holdings, a wholly-owned subsidiary of Southern Union and the sole limited partner of Panhandle at the time of the merger, pursuant to which each of Southern Union and PEPL Holdings were merged with and into Panhandle (the “Panhandle Merger”), with Panhandle surviving the Panhandle Merger. In connection with the Panhandle Merger, Panhandle assumed Southern Union’s obligations under its 7.6% senior notes due 2024, 8.25% senior notes due 2029 and the junior subordinated notes due 2066. At the time of the Panhandle Merger, Southern Union did not have material operations of its own, other than its ownership of Panhandle and noncontrolling interests in PEI Power II, LLC, Regency (31.4 million Regency Common Units and 6.3 million Regency Class F Units), and ETP (2.2 million ETP Common Units). In connection with the Panhandle Merger, Panhandle also assumed PEPL Holdings’ guarantee of $600 million of Regency senior notes.

Regency’s Acquisition of PVR Partners, L.P.

On March 21, 2014, Regency acquired PVR for a total purchase price of $5.7 billion (based on Regency’s closing price of $27.82 per Regency Common Unit on March 21, 2014), including $1.8 billion principal amount of assumed debt (the “PVR Acquisition”). PVR unitholders received (on a per unit basis) 1.02 Regency Common Units and a one-time cash payment of $36 million, which was funded through borrowings under Regency’s revolving credit facility. The PVR Acquisition enhances Regency’s geographic diversity with a strategic presence in the Marcellus and Utica shales in the Appalachian Basin and the Granite Wash in the Mid-Continent region. Our consolidated statement of operations for the year ended December 31, 2014 included revenues and net income attributable to PVR’s operations of $956 million and $166 million, respectively.

FIN-36

Regency completed the evaluation of the assigned fair values to the assets acquired and liabilities assumed. The total purchase price was allocated as follows:

At March 21, 2014
Assets
Current assets	$149
Property, plant and equipment	2,716
Investment in unconsolidated affiliates	62
Intangible assets (average useful life of 30 years)	2,717
Goodwill(1)	370
Other non-current assets	18

Total assets acquired	6,032
Liabilities
Current liabilities	168
Long-term debt	1,788
Premium related to senior notes	99
Non-current liabilities	30

Total liabilities assumed	2,085

Net assets acquired	$3,947

(1)	None of the goodwill is expected to be deductible for tax purposes.

The fair values of the assets acquired and liabilities assumed were determined using various valuation techniques, including the income and market approaches.

Regency’s Acquisition of Eagle Rock’s Midstream Business

On July 1, 2014, Regency acquired Eagle Rock’s midstream business (the “Eagle Rock Midstream Acquisition”) for $1.3 billion, including the assumption of $499 million of Eagle Rock’s 8.375% senior notes due 2019. The remainder of the purchase price was funded by $400 million in Regency Common Units sold to a wholly-owned subsidiary of ETE, 8.2 million Regency Common Units issued to Eagle Rock and borrowings under Regency’s revolving credit facility. Our consolidated statement of operations for the year ended December 31, 2014 included revenues and net income attributable to Eagle Rock’s operations of $903 million and $30 million, respectively.

The total purchase price was allocated as follows:

At July 1, 2014
Assets
Current assets	$120
Property, plant and equipment	1,295
Other non-current assets	4
Goodwill	49

Total assets acquired	1,468
Liabilities
Current liabilities	116
Long-term debt	499
Other non-current liabilities	12

Total liabilities assumed	627

Net assets acquired	$841

FIN-37

The fair values of the assets acquired and liabilities assumed were determined using various valuation techniques, including the income and market approaches.

2013 Transactions

Sale of Southern Union’s Distribution Operations

In December 2012, Southern Union entered into a purchase and sale agreement with The Laclede Group, Inc., pursuant to which Laclede Missouri agreed to acquire the assets of Southern Union’s Missouri Gas Energy division and Laclede Massachusetts agreed to acquire the assets of Southern Union New England Gas Company division (together, the “LDC Disposal Group”). Laclede Gas Company, a subsidiary of The Laclede Group, Inc., subsequently assumed all of Laclede Missouri’s rights and obligations under the purchase and sale agreement. In February 2013, The Laclede Group, Inc. entered into an agreement with Algonquin Power & Utilities Corp (“APUC”) that allowed a subsidiary of APUC to assume the rights of The Laclede Group, Inc. to purchase the assets of Southern Union’s New England Gas Company division.

In September 2013, Southern Union completed its sale of the assets of Missouri Gas Energy for an aggregate purchase price of $975 million, subject to customary post-closing adjustments. In December 2013, Southern Union completed its sale of the assets of New England Gas Company for cash proceeds of $40 million, subject to customary post-closing adjustments, and the assumption of $20 million of debt.

The LDC Disposal Group’s operations have been classified as discontinued operations for all periods in the consolidated statements of operations.

The following table summarizes selected financial information related to Southern Union’s distribution operations in 2013 through Missouri Gas Energy and New England Gas Company’s sale dates in September 2013 and December 2013, respectively:

Year Ended December 31, 2013
Revenue from discontinued operations	$415
Net income of discontinued operations, excluding effect of taxes and overhead allocations	65

SUGS Contribution

On April 30, 2013, Southern Union completed its contribution to Regency of all of the issued and outstanding membership interest in Southern Union Gathering Company, LLC, and its subsidiaries, including SUGS (the “SUGS Contribution”). The general partner and IDRs of Regency are owned by ETE. The consideration paid by Regency in connection with this transaction consisted of (i) the issuance of approximately 31.4 million Regency common units to Southern Union, (ii) the issuance of approximately 6.3 million Regency Class F units (which have subsequently converted to ETP common units in the Regency Merger) to Southern Union, (iii) the distribution of $463 million in cash to Southern Union, net of closing adjustments, and (iv) the payment of $30 million in cash to a subsidiary of ETP. This transaction was between commonly controlled entities; therefore, the amounts recorded in the consolidated balance sheet for the investment in Regency and the related deferred tax liabilities were based on the historical book value of SUGS. In addition, PEPL Holdings, provided a guarantee of collection with respect to the payment of the principal amounts of Regency’s debt related to the SUGS Contribution.

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4.	ADVANCES TO AND INVESTMENTS IN UNCONSOLIDATED AFFILIATES:

The carrying values of the Partnership’s investments in unconsolidated affiliates as of December 31, 2015 and 2014, were as follows:

	December 31,
	2015	2014
Citrus	$1,739	$1,823
AmeriGas	80	94
FEP	115	130
MEP	660	695
HPC	402	422
Others	466	495

Total	$3,462	$3,659

Citrus

ETP owns CrossCountry, which owns a 50% interest in Citrus. The other 50% interest in Citrus is owned by a subsidiary of Kinder Morgan, Inc. Citrus owns 100% of FGT, a natural gas pipeline system that originates in Texas and delivers natural gas to the Florida peninsula. In 2012, ETP recorded its investment in Citrus at $2.0 billion, which exceeded its proportionate share of Citrus’ equity by $1.03 billion, all of which is treated as equity method goodwill due to the application of regulatory accounting.

AmeriGas

In 2012, ETP received 29.6 million AmeriGas common units in connection with the contribution of its propane operations. During the years ended December 31, 2014 and 2013, ETP sold 18.9 million and 7.5 million AmeriGas common units, respectively, for net proceeds of $814 million and $346 million, respectively. Subsequent to the sales, ETP’s remaining interest in AmeriGas common units consisted of 3.1 million units held by a wholly-owned captive insurance company.

FEP

ETP has a 50% interest in FEP which owns an approximately 185-mile natural gas pipeline that originates in Conway County, Arkansas, continues eastward through White County, Arkansas and terminates at an interconnect with Trunkline Gas Company in Panola County, Mississippi.

MEP

ETP owns a 50% interest in MEP, which owns approximately 500 miles of natural gas pipeline that extends from Southeast Oklahoma, across Northeast Texas, Northern Louisiana and Central Mississippi to an interconnect with the Transcontinental natural gas pipeline system in Butler, Alabama.

HPC

ETP owns a 49.99% interest in HPC, which, through its ownership of RIGS, delivers natural gas from Northwest Louisiana to downstream pipelines and markets through a 450-mile intrastate pipeline system.

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Summarized Financial Information

The following tables present aggregated selected balance sheet and income statement data for our unconsolidated affiliates, including AmeriGas, Citrus, FEP, HPC and MEP (on a 100% basis) for all periods presented:

	December 31,
	2015	2014
Current assets	$632	$889
Property, plant and equipment, net	10,213	10,520
Other assets	2,649	2,687

Total assets	$13,494	$14,096

Current liabilities	$841	$1,983
Non-current liabilities	7,950	7,359
Equity	4,703	4,754

Total liabilities and equity	$13,494	$14,096

	Years Ended December 31,
	2015	2014	2013
Revenue	$4,026	$4,925	$4,695
Operating income	1,302	1,071	1,197
Net income	807	577	699

In addition to the equity method investments described above our subsidiaries have other equity method investments which are not significant to our consolidated financial statements.

5.	NET INCOME PER LIMITED PARTNER UNIT:

Basic net income per limited partner unit is computed by dividing net income, after considering the General Partner’s interest, by the weighted average number of limited partner interests outstanding. Diluted net income per limited partner unit is computed by dividing net income (as adjusted as discussed herein), after considering the General Partner’s interest, by the weighted average number of limited partner interests outstanding and the assumed conversion of our Preferred Units, see Note 7. For the diluted earnings per share computation, income allocable to the limited partners is reduced, where applicable, for the decrease in earnings from ETE’s limited partner unit ownership in ETP or Sunoco LP that would have resulted assuming the incremental units related to ETP’s or Sunoco LP’s equity incentive plans, as applicable, had been issued during the respective periods. Such units have been determined based on the treasury stock method.

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A reconciliation of net income and weighted average units used in computing basic and diluted net income per unit is as follows:

	Years Ended December 31,
	2015	2014	2013
Income from continuing operations	$1,093	$1,060	$282
Less: Income (loss) from continuing operations attributable to noncontrolling interest	(96)	434	99

Income from continuing operations, net of noncontrolling interest	1,189	626	183
Less: General Partner’s interest in income from continuing operations	3	2	—
Less: Class D Unitholder’s interest in income from continuing operations	3	2	—

Income from continuing operations available to Limited Partners	$1,183	$622	$183

Basic Income from Continuing Operations per Limited Partner Unit:
Weighted average limited partner units	1,062.8	1,088.6	1,121.8

Basic income from continuing operations per Limited Partner unit	$1.11	$0.58	$0.17

Basic income from discontinued operations per Limited Partner unit	$—	$—	$0.01

Diluted Income from Continuing Operations per Limited Partner Unit:
Income from continuing operations available to Limited Partners	$1,183	$622	$183
Dilutive effect of equity-based compensation of subsidiaries and distributions to Class D Unitholder	(2)	(2)	—

Diluted income from continuing operations available to Limited Partners	1,181	620	183

Weighted average limited partner units	1,062.8	1,088.6	1,121.8
Dilutive effect of unconverted unit awards	1.6	2.2	—

Weighted average limited partner units, assuming dilutive effect of unvested unit awards	1,064.4	1,090.8	1,121.8

Diluted income from continuing operations per Limited Partner unit	$1.11	$0.57	$0.17

Diluted income from discontinued operations per Limited Partner unit	$—	$—	$0.01

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6.	DEBT OBLIGATIONS:

Our debt obligations consist of the following:

	December 31,
	2015	2014
Parent Company Indebtedness:
7.50% Senior Notes, due October 15, 2020	$1,187	$1,187
5.875% Senior Notes, due January 15, 2024	1,150	1,150
5.5% Senior Notes due June 1, 2027	1,000	—
ETE Senior Secured Term Loan, due December 2, 2019	2,190	1,400
ETE Senior Secured Revolving Credit Facility due December 18, 2018	860	940
Unamortized premiums, discounts and fair value adjustments, net	(17)	3
Deferred debt issuance costs	(38)	(34)

	6,332	4,646

Subsidiary Indebtedness:
ETP Debt
5.95% Senior Notes due February 1, 2015	—	750
6.125% Senior Notes due February 15, 2017	400	400
2.5% Senior Notes due June 15, 2018	650	—
6.7% Senior Notes due July 1, 2018	600	600
9.7% Senior Notes due March 15, 2019	400	400
9.0% Senior Notes due April 15, 2019	450	450
5.75% Senior Notes due September 1, 2020 (assumed from Regency)	400	—
4.15% Senior Notes due October 1, 2020	1,050	700
6.5% Senior Notes due May 15, 2021 (assumed from Regency)	500	—
4.65% Senior Notes due June 1, 2021	800	800
5.20% Senior Notes due February 1, 2022	1,000	1,000
5.875% Senior Notes due March 1, 2022 (assumed from Regency)	900	—
5.0% Senior Notes due October 1, 2022 (assumed from Regency)	700	—
3.60% Senior Notes due February 1, 2023	800	800
5.5% Senior Notes due April 15, 2023 (assumed from Regency)	700	—
4.5% Senior Notes due November 1, 2023 (assumed from Regency)	600	—
4.9% Senior Notes due February 1, 2024	350	350
7.6% Senior Notes due February 1, 2024	277	277
4.05% Senior Notes due March 15, 2025	1,000	—
4.75% Senior Notes due January 15, 2026	1,000	—
8.25% Senior Notes due November 15, 2029	267	267
4.90% Senior Notes due March 15, 2035	500	—
6.625% Senior Notes due October 15, 2036	400	400
7.5% Senior Notes due July 1, 2038	550	550
6.05% Senior Notes due June 1, 2041	700	700
6.50% Senior Notes due February 1, 2042	1,000	1,000
5.15% Senior Notes due February 1, 2043	450	450
5.95% Senior Notes due October 1, 2043	450	450
5.15% Senior Notes due March 15, 2045	1,000	—
6.125% Senior Notes due December 15, 2045	1,000	—
Floating Rate Junior Subordinated Notes due November 1, 2066	545	546
ETP $3.75 billion Revolving Credit Facility due November 2019	1,362	570
Unamortized premiums, discounts and fair value adjustments, net	(21)	(1)
Deferred debt issuance costs	(147)	(55)

	20,633	11,404

Transwestern Debt
5.54% Senior Notes due November 17, 2016	125	125
5.64% Senior Notes due May 24, 2017	82	82
5.36% Senior Notes due December 9, 2020	175	175

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	December 31,
	2015	2014
5.89% Senior Notes due May 24, 2022	150	150
5.66% Senior Notes due December 9, 2024	175	175
6.16% Senior Notes due May 24, 2037	75	75
Unamortized premiums, discounts and fair value adjustments, net	(1)	(1)
Deferred debt issuance costs	(2)	(3)

	779	778

Panhandle Debt
6.20% Senior Notes due November 1, 2017	300	300
7.00% Senior Notes due June 15, 2018	400	400
8.125% Senior Notes due June 1, 2019	150	150
7.60% Senior Notes due February 1, 2024	82	82
7.00% Senior Notes due July 15, 2029	66	66
8.25% Senior Notes due November 14, 2029	33	33
Floating Rate Junior Subordinated Notes due November 1, 2066	54	54
Unamortized premiums, discounts and fair value adjustments, net	75	99

	1,160	1,184

Sunoco, Inc. Debt
9.625% Senior Notes due April 15, 2015	—	250
5.75% Senior Notes due January 15, 2017	400	400
9.00% Debentures due November 1, 2024	65	65
Unamortized premiums, discounts and fair value adjustments, net	20	35

	485	750

Sunoco Logistics Debt
6.125% Senior Notes due May 15, 2016(1)	175	175
5.50% Senior Notes due February 15, 2020	250	250
4.4% Senior Notes due April 1,2021	600	—
4.65% Senior Notes due February 15, 2022	300	300
3.45% Senior Notes due January 15, 2023	350	350
4.25% Senior Notes due April 1, 2024	500	500
5.95% Senior Notes due December 1, 2025	400	—
6.85% Senior Notes due February 1, 2040	250	250
6.10% Senior Notes due February 15, 2042	300	300
4.95% Senior Notes due January 15, 2043	350	350
5.30% Senior Notes due April 1, 2044	700	700
5.35% Senior Notes due May 15, 2045	800	800
Sunoco Logistics $35 million Revolving Credit Facility due April 30, 2015(2)	—	35
Sunoco Logistics $2.50 billion Revolving Credit Facility due March 2020	562	150
Unamortized premiums, discounts and fair value adjustments, net	85	100
Deferred debt issuance costs	(32)	(26)

	5,590	4,234

Sunoco LP Debt
5.5% Senior Notes Due August 1, 2020	600	—
6.375% Senior Notes due April 1, 2023	800	—
Sunoco LP $1.50 billion Revolving Credit Facility due September 25, 2019	450	683
Deferred debt issuance costs	(18)	—

	1,832	683
Regency Debt, net of deferred debt issuance costs of $58 million(3)	—	6,583
Other	157	223

	36,968	30,485
Less: current maturities	131	1,008

	$36,837	$29,477

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(1)	Sunoco Logistics’ 6.125% senior notes due May 15, 2016 were classified as long-term debt as of December 31, 2015 as Sunoco Logistics has the ability and intent to refinance such borrowings on a long-term basis.
(2)	Sunoco Logistics’ subsidiary $35 million Revolving Credit Facility matured in April 2015 and was repaid with borrowings from the Sunoco Logistics $2.50 billion Revolving Credit Facility.
(3)	The Regency senior notes were redeemed and/or assumed by ETP. On April 30, 2015, in connection with the Regency Merger, the Regency Revolving Credit Facility was paid off in full and terminated.

The following table reflects future maturities of long-term debt for each of the next five years and thereafter. These amounts exclude $96 million in unamortized premiums, fair value adjustments and deferred debt issuance costs, net:

2016	$308
2017	1,189
2018	2,515
2019	5,007
2020	4,729
Thereafter	23,316

Total	$37,064

Long-term debt reflected on our consolidated balance sheets includes fair value adjustments related to interest rate swaps, which represent fair value adjustments that had been recorded in connection with fair value hedge accounting prior to the termination of the interest rate swap.

Notes and Debentures

ETE Senior Notes

The ETE Senior Notes are the Parent Company’s senior obligations, ranking equally in right of payment with our other existing and future unsubordinated debt and senior to any of its future subordinated debt. The Parent Company’s obligations under the ETE Senior Notes are secured on a first-priority basis with its obligations under the Revolver Credit Agreement and the ETE Term Loan Facility, by a lien on substantially all of the Parent Company’s and certain of its subsidiaries’ tangible and intangible assets, subject to certain exceptions and permitted liens. The ETE Senior Notes are not guaranteed by any of the Parent Company’s subsidiaries.

The covenants related to the ETE Senior Notes include a limitation on liens, a limitation on transactions with affiliates, a restriction on sale-leaseback transactions and limitations on mergers and sales of all or substantially all of the Parent Company’s assets.

As discussed above, the Parent Company’s outstanding senior notes are collateralized by its interests in certain of its subsidiaries. SEC Rule 3-16 of Regulation S-X (“Rule 3-16”) requires a registrant to file financial statements for each of its affiliates whose securities constitute a substantial portion of the collateral for registered securities. The Parent Company’s limited partner interests in ETP constitute substantial portions of the collateral for the Parent Company’s outstanding senior notes; accordingly, financial statements of ETP are required under Rule 3-16 to be included in this Annual Report on Form 10-K and have been included herein.

The Parent Company’s interests in ETP GP and ETE Common Holdings, LLC, (collectively, the “Non-Reporting Entities”) also constitute substantial portions of the collateral for the Parent Company’s outstanding senior notes. Accordingly, the financial statements of the Non-Reporting Entities would be required under Rule 3-16 to be included in the Parent Company’s Annual Report on Form 10-K. None of the Non-Reporting Entities has substantive operations of its own; rather, each of the Non-Reporting Entities

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holds only direct or indirect interests in ETP and/or the consolidated subsidiaries of ETP. Following is a summary of the interests held by each of the Non-Reporting Entities, as well as a summary of the significant differences between each of the Non-Reporting Entities compared to ETP:

•	ETP GP owns 100% of the general partner interest in ETP. ETP GP does not own limited partner interests in ETP; therefore, the limited partner interests in ETP, which had a carrying value of $20.53 billion and $11.94 billion as of December 31, 2015 and 2014, respectively, would be reflected as noncontrolling interests on ETP GP’s balance sheets. Likewise, ETP’s income (loss) attributable to limited partners (including common unitholders, Class H unitholders and Class I unitholders) of $334 million, $823 million and $(50) million for the years ended December 31, 2015, 2014 and 2013, respectively, would be reflected as income attributable to noncontrolling interest in ETP GP’s statements of operations.

•	As of December 31, 2014, ETE Common Holdings, LLC (“ETE Common Holdings”) owned 5.2 million ETP Common Units, representing approximately 1.5% of the total outstanding ETP Common Units, and 50.2 million ETP Class H Units, representing 100% of the total outstanding ETP Class H Units. ETE Common Holdings also owned 30.9 million Regency Common Units, representing approximately 7.5% of the total outstanding Regency Common Units; ETE Common Holdings’ interest in Regency was acquired in 2014. During 2015, all of the units held by ETE Common Holdings were redeemed by ETP. ETE Common Holdings does not own the general partner interests in ETP; therefore, the financial statements of ETE Common Holdings would only reflect equity method investments in ETP. The carrying values of ETE Common Holdings’ investments in ETP was $1.72 billion as of December 31, 2014, and ETE Common Holdings’ equity in earnings from its investments in ETP was $292 million for the year ended December 31, 2014.

ETP’s general partner interest, Common Units and Class H Units are reflected separately in ETP’s financial statements. As a result, the financial statements of the Non-Reporting Entities would substantially duplicate information that is available in the financial statements of ETP. Therefore, the financial statements of the Non-Reporting Entities have been excluded from this Annual Report on Form 10-K.

In May 2015, ETE issued $1 billion aggregate principal amount of its 5.5% senior notes maturing June 1, 2027.

ETP as Co-Obligor of Sunoco, Inc. Debt

In connection with the Sunoco Merger and ETP Holdco Transaction, ETP became a co-obligor on approximately $965 million of aggregate principal amount of Sunoco, Inc.’s existing senior notes and debentures. The balance of these notes was $465 million as of December 31, 2015.

Panhandle Junior Subordinated Notes

The interest rate on the remaining portion of Panhandle’s junior subordinated notes due 2066 is a variable rate based upon the three-month LIBOR rate plus 3.0175%. The balance of the variable rate portion of the junior subordinated notes was $54 million at an effective interest rate of 3.65% at December 31, 2015.

ETP Senior Notes

The ETP senior notes were registered under the Securities Act of 1933 (as amended). ETP may redeem some or all of the ETP senior notes at any time, or from time to time, pursuant to the terms of the indenture and related indenture supplements related to the ETP senior notes. The balance is payable upon maturity. Interest on the ETP senior notes is paid semi-annually.

The ETP senior notes are unsecured obligations of ETP and the obligation of ETP to repay the ETP senior notes is not guaranteed by us or any of ETP’s subsidiaries. As a result, the ETP senior notes effectively rank

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junior to any future indebtedness of ours or our subsidiaries that is both secured and unsubordinated to the extent of the value of the assets securing such indebtedness, and the ETP senior notes effectively rank junior to all indebtedness and other liabilities of our existing and future subsidiaries.

In June 2015, ETP issued $650 million aggregate principal amount of 2.50% senior notes due June 2018, $350 million aggregate principal amount of 4.15% senior notes due October 2020, $1.0 billion aggregate principal amount of 4.75% senior notes due January 2026 and $1.0 billion aggregate principal amount of 6.125% senior notes due December 2045. ETP used the net proceeds of $2.98 billion from the offering to repay outstanding borrowings under the ETP Credit Facility, to fund growth capital expenditures and for general partnership purposes.

In March 2015, ETP issued $1.0 billion aggregate principal amount of 4.05% senior notes due March 2025, $500 million aggregate principal amount of 4.90% senior notes due March 2035, and $1.0 billion aggregate principal amount of 5.15% senior notes due March 2045. ETP used the $2.48 billion net proceeds from the offering to repay outstanding borrowings under the ETP Credit Facility, to fund growth capital expenditures and for general partnership purposes.

At the time of the Regency Merger, Regency had outstanding $5.1 billion principal amount of senior notes. On June 1, 2015, Regency redeemed all of the outstanding $499 million aggregate principal amount of its 8.375% senior notes due June 2019.

Panhandle previously agreed to fully and unconditionally guarantee (the “Panhandle Guarantee”) all of the payment obligations of Regency and Regency Energy Finance Corp. under their $600 million in aggregate principal amount of 4.50% senior notes due November 2023. On May 28, 2015, ETP entered into a supplemental indenture relating to the senior notes pursuant to which it became a co-obligor with respect to such payment obligations thereunder. Accordingly, pursuant to the terms of such supplemental indentures the Panhandle Guarantee was terminated.

On August 10, 2015, ETP entered into various supplemental indentures pursuant to which ETP has agreed to assume all of the obligations of Regency under the outstanding Regency senior notes.

On August 13, 2015, ETP redeemed in full the outstanding amount of the 8.375% senior notes due June 2020 (“the 2020 notes”) and 6.50% senior notes due May 2021 (“the 2021 notes”). The amount paid to redeem the 2020 Notes included a make whole premium of $40 million and the amount paid to redeem the 2021 Notes included a make whole premium of $24 million.

Transwestern Senior Notes

The Transwestern senior notes are redeemable at any time in whole or pro rata in part, subject to a premium or upon a change of control event or an event of default, as defined. The balance is payable upon maturity. Interest is payable semi-annually.

Sunoco Logistics Senior Notes Offerings

In November 2015, Sunoco Logistics issued $600 million aggregate principal amount of 4.40% senior notes due April 2021 and $400 million aggregate principal amount of 5.95% senior notes due December 2025.

Sunoco LP Senior Notes

In July 2015, Sunoco LP issued $600 million aggregate principal amount of 5.5% senior notes due August 2020. The net proceeds from the offering were used to fund a portion of the cash consideration for Sunoco LP’s acquisition of Susser.

In April 2015, Sunoco LP issued $800 million aggregate principal amount of 6.375% senior notes due April 2023. The net proceeds from the offering were used to fund the cash portion of the dropdown of Sunoco, LLC interests and to repay outstanding balances under the Sunoco LP revolving credit facility.

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Term Loans and Credit Facilities

ETE Term Loan Facility

The Parent Company has a Senior Secured Term Loan Agreement (the “ETE Term Credit Agreement”), which has a scheduled maturity date of December 2, 2019, with an option to extend the term subject to the terms and conditions set forth therein. Pursuant to the ETE Term Credit Agreement, the lenders have provided senior secured financing in an aggregate principal amount of $1.0 billion (the “ETE Term Loan Facility”). The Parent Company shall not be required to make any amortization payments with respect to the term loans under the Term Credit Agreement. Under certain circumstances, the Partnership is required to repay the term loan in connection with dispositions of (a) incentive distribution rights in ETP or Regency, (b) general partnership interests in Regency or (c) equity interests of any Person which owns, directly or indirectly, incentive distribution rights in ETP or Regency or general partnership interests in Regency, in each case, yielding net proceeds in excess of $50 million.

Under the Term Credit Agreement, the obligations of the Parent Company are secured by a lien on substantially all of the Parent Company’s and certain of its subsidiaries’ tangible and intangible assets, subject to certain exceptions and permitted liens. The ETE Term Loan Facility initially is not guaranteed by any of the Parent Company’s subsidiaries.

Interest accrues on advances at a LIBOR rate or a base rate plus an applicable margin based on the election of the Parent Company for each interest period. The applicable margin for LIBOR rate loans is 2.50% and the applicable margin for base rate loans is 1.50%.

In April 2014, the Parent Company amended its Senior Secured Term Loan Agreement to increase the aggregate principal amount to $1.4 billion. The Parent Company used the proceeds from this $400 million increase to repay borrowings under its revolving credit facility and for general partnership purposes. No other significant changes were made to the terms of the ETE Term Credit Agreement, including maturity date and interest rate.

In March 2015, the Parent Company entered into a Senior Secured Term Loan C Agreement (the “ETE Term Loan C Agreement”), which increased the aggregate principal amount under the ETE Term Loan Facility to $2.25 billion, an increase of $850 million. The Parent Company used the proceeds (i) to fund the cash consideration for the Bakken Pipeline Transaction, (ii) to repay amounts outstanding under the Partnership’s revolving credit facility, and (iii) to pay transaction fees and expenses related to the Bakken Pipeline Transaction, the Term Loan Facility and other transactions incidental thereto. Under the ETE Term Loan C Agreement, interest accrues on advances at a LIBOR rate or a base rate plus an applicable margin based on the election of the Parent Company for each interest period; the applicable margin for LIBOR rate loans is 3.25% and the applicable margin for base rate loans is 2.25%.

For the $1.4 billion aggregate principal amount under the Senior Secured Term Loan B Agreement of the ETE Term Loan Facility, interest accrues on advances at a LIBOR rate or a base rate plus an applicable margin based on the election of the Parent Company for each interest period. The applicable margin for LIBOR rate loans is 2.50% and the applicable margin for base rate loans is 1.50%.

In October 2015, ETE entered into an Amended and Restated Commitment Letter with a syndicate of 20 banks for a senior secured credit facility in an aggregate principal amount of $6.05 billion in order to fund the cash portion of the WMB Merger. Under the terms of the facility, the banks have committed to provide a 364-day secured loan that can be extended at ETE’s option for an additional year. The interest rate on the facility is capped at 5.5%.

ETE Revolving Credit Facility

The Parent Company has a credit agreement (the “Revolving Credit Agreement”) which has a scheduled maturity date of December 2, 2018, with an option for the Partnership to extend the term subject to the terms and conditions set forth therein.

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Pursuant to the Revolver Credit Agreement, the lenders have committed to provide advances up to an aggregate principal amount of $600 million at any one time outstanding (the “ETE Revolving Credit Facility”), and the Parent Company has the option to request increases in the aggregate commitments provided that the aggregate commitments never exceed $1.0 billion. In February 2014, the Partnership increased the capacity on the ETE Revolving Credit Facility to $800 million. In May 2014, the Parent Company amended its revolving credit facility to increase the capacity to $1.2 billion. In February 2015, the Parent Company amended its revolving credit facility to increase the capacity to $1.5 billion.

As part of the aggregate commitments under the facility, the Revolver Credit Agreement provides for letters of credit to be issued at the request of the Parent Company in an aggregate amount not to exceed a $150 million sublimit.

Under the Revolver Credit Agreement, the obligations of the Parent Company are secured by a lien on substantially all of the Parent Company’s and certain of its subsidiaries’ tangible and intangible assets. Borrowings under the Revolver Credit Agreement are not guaranteed by any of the Parent Company’s subsidiaries.

Interest accrues on advances at a LIBOR rate or a base rate plus an applicable margin based on the election of the Parent Company for each interest period. The issuing fees for all letters of credit are also based on an applicable margin. The applicable margin used in connection with interest rates and fees is based on the then applicable leverage ratio of the Parent Company. The applicable margin for LIBOR rate loans and letter of credit fees ranges from 1.75% to 2.50% and the applicable margin for base rate loans ranges from 0.75% to 1.50%. The Parent Company will also pay a fee based on its leverage ratio on the actual daily unused amount of the aggregate commitments.

ETP Credit Facility

The ETP Credit Facility allows for borrowings of up to $3.75 billion and expires in November 2019. The indebtedness under the ETP Credit Facility is unsecured and not guaranteed by any of ETP’s subsidiaries and has equal rights to holders of our current and future unsecured debt. The indebtedness under the ETP Credit Facility has the same priority of payment as ETP’s other current and future unsecured debt. ETP uses the ETP Credit Facility to provide temporary financing for ETP’s growth projects, as well as for general partnership purposes.

As of December 31, 2015, the ETP Credit Facility had $1.36 billion outstanding, and the amount available for future borrowings was $2.24 billion after taking into account letters of credit of $145 million. The weighted average interest rate on the total amount outstanding as of December 31, 2015 was 1.86%.

Sunoco Logistics Credit Facilities

Sunoco Logistics maintains a $2.50 billion unsecured credit facility (the “Sunoco Logistics Credit Facility”) which matures in March 2020. The Sunoco Logistics Credit Facility contains an accordion feature, under which the total aggregate commitment may be extended to $3.25 billion under certain conditions.

The Sunoco Logistics Credit Facility is available to fund Sunoco Logistics’ working capital requirements, to finance acquisitions and capital projects, to pay distributions and for general partnership purposes. The Sunoco Logistics Credit Facility bears interest at LIBOR or the Base Rate, each plus an applicable margin. The credit facility may be prepaid at any time. As of December 31, 2015, the Sunoco Logistics Credit Facility had $562 million of outstanding borrowings.

Sunoco LP Credit Facility

In September 2014, Sunoco LP entered into a $1.25 billion revolving credit agreement (the “Sunoco LP Credit Facility”), which matures in September 2019. The Sunoco LP Credit Facility can be increased from

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time to time upon Sunoco LP’s written request, subject to certain conditions, up to an additional $250 million. The Sunoco LP Credit Facility was amended to $1.50 billion in April 2015. As of December 31, 2015, the Sunoco LP Credit Facility had $450 million of outstanding borrowings.

Covenants Related to Our Credit Agreements

Covenants Related to the Parent Company

The ETE Term Loan Facility and ETE Revolving Credit Facility contain customary representations, warranties, covenants and events of default, including a change of control event of default and limitations on incurrence of liens, new lines of business, merger, transactions with affiliates and restrictive agreements.

The ETE Term Loan Facility and ETE Revolving Credit Facility contain financial covenants as follows:

•	Maximum Leverage Ratio — Consolidated Funded Debt of the Parent Company (as defined) to EBITDA (as defined in the agreements) of the Parent Company of not more than 6.0 to 1, with a permitted increase to 7 to 1 during a specified acquisition period following the close of a specified acquisition; and

•	EBITDA to interest expense of not less than 1.5 to 1.

Covenants Related to ETP

The agreements relating to the ETP senior notes contain restrictive covenants customary for an issuer with an investment-grade rating from the rating agencies, which covenants include limitations on liens and a restriction on sale-leaseback transactions.

The credit agreement relating to the ETP Credit Facility contains covenants that limit (subject to certain exceptions) the ETP’s and certain of the ETP’s subsidiaries’ ability to, among other things:

•	incur indebtedness;

•	grant liens;

•	enter into mergers;

•	dispose of assets;

•	make certain investments;

•	make Distributions (as defined in such credit agreement) during certain Defaults (as defined in such credit agreement) and during any Event of Default (as defined in such credit agreement);

•	engage in business substantially different in nature than the business currently conducted by ETP and its subsidiaries;

•	engage in transactions with affiliates; and

•	enter into restrictive agreements.

The credit agreement relating to the ETP Credit Facility also contains a financial covenant that provides that the Leverage Ratio, as defined in the ETP Credit Facility, shall not exceed 5 to 1 as of the end of each quarter, with a permitted increase to 5.5 to 1 during a Specified Acquisition Period, as defined in the ETP Credit Facility.

The agreements relating to the Transwestern senior notes contain certain restrictions that, among other things, limit the incurrence of additional debt, the sale of assets and the payment of dividends and specify a maximum debt to capitalization ratio.

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Covenants Related to Panhandle

Panhandle is not party to any lending agreement that would accelerate the maturity date of any obligation due to a failure to maintain any specific credit rating, nor would a reduction in any credit rating, by itself, cause an event of default under any of Panhandle’s lending agreements. Financial covenants exist in certain of Panhandle’s debt agreements that require Panhandle to maintain a certain level of net worth, to meet certain debt to total capitalization ratios and to meet certain ratios of earnings before depreciation, interest and taxes to cash interest expense. A failure by Panhandle to satisfy any such covenant would give rise to an event of default under the associated debt, which could become immediately due and payable if Panhandle did not cure such default within any permitted cure period or if Panhandle did not obtain amendments, consents or waivers from its lenders with respect to such covenants.

Panhandle’s restrictive covenants include restrictions on debt levels, restrictions on liens securing debt and guarantees, restrictions on mergers and on the sales of assets, capitalization requirements, dividend restrictions, cross default and cross-acceleration and prepayment of debt provisions. A breach of any of these covenants could result in acceleration of Panhandle’s debt and other financial obligations and that of its subsidiaries.

In addition, Panhandle and/or its subsidiaries are subject to certain additional restrictions and covenants. These restrictions and covenants include limitations on additional debt at some of its subsidiaries; limitations on the use of proceeds from borrowing at some of its subsidiaries; limitations, in some cases, on transactions with its affiliates; limitations on the incurrence of liens; potential limitations on the abilities of some of its subsidiaries to declare and pay dividends and potential limitations on some of its subsidiaries to participate in Panhandle’s cash management program; and limitations on Panhandle’s ability to prepay debt.

Covenants Related to Sunoco Logistics

Sunoco Logistics’ $2.50 billion credit facility contains various covenants, including limitations on the creation of indebtedness and liens, and other covenants related to the operation and conduct of the business of Sunoco Logistics and its subsidiaries. The credit facility also limits Sunoco Logistics, on a rolling four-quarter basis, to a maximum total consolidated debt to consolidated Adjusted EBITDA ratio, as defined in the underlying credit agreement, of 5.0 to 1, which can generally be increased to 5.5 to 1 during an acquisition period. Sunoco Logistics’ ratio of total consolidated debt, excluding net unamortized fair value adjustments, to consolidated Adjusted EBITDA was 3.6 to 1 at December 31, 2015, as calculated in accordance with the credit agreements.

Covenants Related to Sunoco LP

The Sunoco LP Credit Facility requires Sunoco LP to maintain a leverage ratio of not more than 5.50 to 1. The maximum leverage ratio is subject to upwards adjustment of not more than 6.00 to 1 for a period not to exceed three fiscal quarters in the event Sunoco LP engages in an acquisition of assets, equity interests, operating lines or divisions by Sunoco LP, a subsidiary, an unrestricted subsidiary or a joint venture for a purchase price of not less than $50 million. Indebtedness under the Sunoco LP Credit Facility is secured by a security interest in, among other things, all of the Sunoco LP’s present and future personal property and all of the present and future personal property of its guarantors, the capital stock of its material subsidiaries (or 66% of the capital stock of material foreign subsidiaries), and any intercompany debt. Upon the first achievement by Sunoco LP of an investment grade credit rating, all security interests securing the Sunoco LP Credit Facility will be released.

Compliance With Our Covenants

Failure to comply with the various restrictive and affirmative covenants of our revolving credit facilities and note agreements could require us or our subsidiaries to pay debt balances prior to scheduled maturity and could negatively impact the subsidiaries ability to incur additional debt and/or our ability to pay distributions.

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We and our subsidiaries are required to assess compliance quarterly and were in compliance with all requirements, tests, limitations, and covenants related to our debt agreements as of December 31, 2015.

7.	REDEEMABLE PREFERRED UNITS:

In connection with the closing of the Regency Merger, Regency’s 1.9 million outstanding series A cumulative convertible preferred units were converted into corresponding newly issued ETP cumulative convertible series A preferred units on a one-for-one basis. If outstanding, the ETP Preferred Units are mandatorily redeemable on September 2, 2029 for $35 million plus all accrued but unpaid distributions and interest thereon and are reflected as long-term liabilities in our consolidated balance sheets. The ETP Preferred Units are entitled to a preferential quarterly cash distribution of $0.445 per ETP Preferred Unit if outstanding on the record dates of ETP’s common unit distributions. Holders of the ETP Preferred Units can elect to convert the ETP Preferred Units to ETP Common Units at any time in accordance with ETP’s partnership agreement. The number of ETP common units issuable upon conversion of the ETP Preferred Units is equal to the issue price of $18.30, plus all accrued but unpaid distributions and interest thereon, divided by the conversion price of $44.37. As of December 31, 2015, the ETP Preferred Units were convertible into 0.9 million ETP Common Units.

8.	EQUITY:

Limited Partner Units

Limited partner interests in the Partnership are represented by Common Units that entitle the holders thereof to the rights and privileges specified in the Partnership Agreement. The Partnership’s Common Units are registered under the Securities Exchange Act of 1934 (as amended) and are listed for trading on the NYSE. Each holder of a Common Unit is entitled to one vote per unit on all matters presented to the Limited Partners for a vote. In addition, if at any time any person or group (other than the Partnership’s General Partner and its affiliates) owns beneficially 20% or more of all Common Units, any Common Units owned by that person or group may not be voted on any matter and are not considered to be outstanding when sending notices of a meeting of Unitholders (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes under the Partnership Agreement. The Common Units are entitled to distributions of Available Cash as described below under “Parent Company Quarterly Distributions of Available Cash.”

As of December 31, 2015, there were issued and outstanding 1.04 billion Common Units representing an aggregate 99.53% limited partner interest in the Partnership.

Our Partnership Agreement contains specific provisions for the allocation of net earnings and losses to the partners for purposes of maintaining the partner capital accounts. For any fiscal year that the Partnership has net profits, such net profits are first allocated to the General Partner until the aggregate amount of net profits for the current and all prior fiscal years equals the aggregate amount of net losses allocated to the General Partner for the current and all prior fiscal years. Second, such net profits shall be allocated to the Limited Partners pro rata in accordance with their respective sharing ratios. For any fiscal year in which the Partnership has net losses, such net losses shall be first allocated to the Limited Partners in proportion to their respective adjusted capital account balances, as defined by the Partnership Agreement, (before taking into account such net losses) until their adjusted capital account balances have been reduced to zero. Second, all remaining net losses shall be allocated to the General Partner. The General Partner may distribute to the Limited Partners funds of the Partnership that the General Partner reasonably determines are not needed for the payment of existing or foreseeable Partnership obligations and expenditures.

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Common Units

The change in ETE Common Units during the years ended December 31, 2015, 2014 and 2013 was as follows:

	Years Ended December 31,
	2015	2014	2013
Number of Common Units, beginning of period	1,077.5	1,119.8	1,119.8
Conversion of Class D Units to ETE Common Units	0.9	—	—
Repurchase of common units under buyback program	(33.6)	(42.3)	—

Number of Common Units, end of period	1,044.8	1,077.5	1,119.8

Common Unit Split

On December 23, 2013, ETE announced that the board of directors of its general partner approved a two-for-one split of the Partnership’s outstanding common units (the “2014 Split”). The 2014 Split was completed on January 27, 2014. The 2014 Split was effected by a distribution of one ETE Common Unit for each common unit outstanding and held by unitholders of record at the close of business on January 13, 2014.

On May 28, 2015, ETE announced that the board of directors its general partner approved a two-for-one split of the Partnership’s outstanding common units (the “2015 Split”). The 2015 Split was completed on July 27, 2015. The 2015 Split was effected by a distribution of one ETE common unit for each common unit outstanding and held by unitholders of record at the close of business on July 15, 2015.

Repurchase Program

In December 2013, the Partnership announced a common unit repurchase program, whereby the Partnership may repurchase up to $1 billion of ETE Common Units in the open market at the Partnership’s discretion, subject to market conditions and other factors, and in accordance with applicable regulatory requirements. The Partnership repurchased 42.3 million ETE Common Units under this program through May 23, 2014, and the program was completed.

In February 2015, the Partnership announced a common unit repurchase program, whereby the Partnership may repurchase up to an additional $2 billion of ETE Common Units in the open market at the Partnership’s discretion, subject to market conditions and other factors, and in accordance with applicable regulatory requirements. The Partnership repurchased 33.6 million ETE Common Units under this program in 2015, and there was $936 million available to use under the program as of December 31, 2015.

Class D Units

On May 1, 2013, Jamie Welch was appointed Group Chief Financial Officer and Head of Corporate Development of LE GP, LLC, the general partner of ETE, effective June 24, 2013. Pursuant to an equity award agreement between Mr. Welch and the Partnership dated April 23, 2013, Mr. Welch received 3,000,000 restricted ETE common units representing limited partner interest. The restricted ETE common units were subject to vesting, based on continued employment with ETE. On December 23, 2013, ETE and Mr. Welch entered into (i) a rescission agreement in order to rescind the original offer letter to the extent it relates to the award of 3,000,000 common units of ETE to Mr. Welch, the original award agreements, and the receipt of cash amounts by Mr. Welch with respect to such awarded units and (ii) a new Class D Unit Agreement between ETE and Mr. Welch providing for the issuance to Mr. Welch of an aggregate of 3,080,000 Class D Units of ETE, which number of Class D Units includes an additional 80,000 Class D Units that were issued to Mr. Welch in connection with other changes to his original offer letter.

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Under the terms of the Class D Unit Agreement, as amended, 30% of the Class D Units converted to ETE common units on a one-for-one basis on March 31, 2015, 35% were scheduled to convert to ETE common units on a one-for-one-basis on March 31, 2018, and the remaining 35% were scheduled to convert to ETE common units on a one-for-one basis on March 31, 2020, subject in each case to (i) Mr. Welch being in Good Standing with ETE (as defined in the Class D Unit Agreement) and (ii) there being a sufficient amount of gain available (based on the ETE partnership agreement) to be allocated to the Class D Units being converted so as to cause the capital account of each such unit to equal the capital account of an ETE Common Unit on the conversion date. Per the terms of the Class D Unit Agreement, 924,000 units converted to ETE common units on a one-for-one basis March 31, 2015. In connection with Mr. Welch’s replacement as Group Chief Financial Officer and Head of Business Development of our General Partner and his termination of employment by an affiliate of ETE, any future conversion of the Class D Units is the subject of on-going discussions between ETE and Mr. Welch in connection with his separation from employment. As of this date, it is ETE’s current position that as a result of Mr. Welch’s termination, the unconverted Class D units are not eligible to be converted.

Sale of Common Units by Subsidiaries

The Parent Company accounts for the difference between the carrying amount of its investment in subsidiaries and the underlying book value arising from issuance of units by subsidiaries (excluding unit issuances to the Parent Company) as a capital transaction. If a subsidiary issues units at a price less than the Parent Company’s carrying value per unit, the Parent Company assesses whether the investment has been impaired, in which case a provision would be reflected in our statement of operations. The Parent Company did not recognize any impairment related to the issuances of subsidiary common units during the periods presented.

Sale of Common Units by ETP

In April 2013, ETP completed a public offering of 13.8 million ETP common units for net proceeds of $657 million. The proceeds were used to repay amounts outstanding under the ETP Credit Facility and for general partnership purposes.

ETP’s Equity Distribution Program

From time to time, ETP has sold ETP Common Units through an equity distribution agreement. Such sales of ETP Common Units are made by means of ordinary brokers’ transactions on the NYSE at market prices, in block transactions or as otherwise agreed between us and the sales agent which is the counterparty to the equity distribution agreement.

During the year ended December 31, 2015, ETP issued 21.1 million units for $1.07 billion, net of commissions of $11 million. As of December 31, 2015, $328 million of ETP Common Units remained available to be issued under the currently effective equity distribution agreement.

ETP’s Equity Incentive Plan Activity

ETP issues ETP Common Units to employees and directors upon vesting of awards granted under ETP’s equity incentive plans. Upon vesting, participants in the equity incentive plans may elect to have a portion of the ETP Common Units to which they are entitled withheld by ETP to satisfy tax-withholding obligations.

ETP’s Distribution Reinvestment Program

ETP’s Distribution Reinvestment Plan (the “DRIP”) provides ETP’s Unitholders of record and beneficial owners of ETP Common Units a voluntary means by which they can increase the number of ETP Common Units they own by reinvesting the quarterly cash distributions they would otherwise receive in the purchase of additional ETP Common Units.

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During the years ended December 31, 2015, 2014 and 2013, aggregate distributions of $360 million, $155 million, and $109 million, respectively, were reinvested under the DRIP resulting in the issuance in aggregate of 12.8 million ETP Common Units.

In December 2015, ETP provided notice to the DRIP participants that it has changed the discount at which participants may purchase ETP common units through the DRIP from 5% to 1%, effective for the distributions payable in respect of the fourth quarter of 2015 and future quarters.

As of December 31, 2015, a total of 11.5 million ETP Common Units remain available to be issued under the existing registration statement.

ETP Class E Units

These ETP Class E Units are entitled to aggregate cash distributions equal to 11.1% of the total amount of cash distributed to all ETP Unitholders, including the ETP Class E Unitholders, up to $1.41 per unit per year, with any excess thereof available for distribution to ETP Unitholders other than the holders of ETP Class E Units in proportion to their respective interests. The ETP Class E Units are treated by ETP as treasury units for accounting purposes because they are owned by a subsidiary of ETP Holdco, Heritage Holdings, Inc. Although no plans are currently in place, management may evaluate whether to retire some or all of the ETP Class E Units at a future date. All of the 8.9 million ETP Class E Units outstanding are held by a subsidiary of ETP and are reported by ETP as treasury units.

ETP Class G Units

In conjunction with the Sunoco Merger, ETP amended its partnership agreement to create ETP Class F Units. The number of ETP Class F Units issued was determined at the closing of the Sunoco Merger and equaled 90.7 million, which included 40 million ETP Class F Units issued in exchange for cash contributed by Sunoco, Inc. to ETP immediately prior to or concurrent with the closing of the Sunoco Merger. The ETP Class F Units generally did not have any voting rights. The ETP Class F Units were entitled to aggregate cash distributions equal to 35% of the total amount of cash generated by ETP and its subsidiaries, other than ETP Holdco, and available for distribution, up to a maximum of $3.75 per ETP Class F Unit per year. In April 2013, all of the outstanding ETP Class F Units were exchanged for ETP Class G Units on a one-for-one basis. The ETP Class G Units have terms that are substantially the same as the ETP Class F Units, with the principal difference between the ETP Class G Units and the ETP Class F Units being that allocations of depreciation and amortization to the ETP Class G Units for tax purposes are based on a predetermined percentage and are not contingent on whether ETP has net income or loss. The ETP Class G Units are held by a subsidiary of ETP and therefore are reflected by ETP as treasury units in its consolidated financial statements.

ETP Class H Units and Class I Units

Currently Outstanding

Pursuant to an Exchange and Redemption Agreement previously entered into between ETP, ETE and ETE Holdings, ETP redeemed and cancelled 50.2 million of its Common Units representing limited partner interests (the “Redeemed Units”) owned by ETE Holdings on October 31, 2013 in exchange for the issuance by ETP to ETE Holdings of a new class of limited partner interest in ETP (the “Class H Units”), which are generally entitled to (i) allocations of profits, losses and other items from ETP corresponding to 50.05% of the profits, losses, and other items allocated to ETP by Sunoco Partners, with respect to the IDRs and general partner interest in Sunoco Logistics held by Sunoco Partners, (ii) distributions from available cash at ETP for each quarter equal to 50.05% of the cash distributed to ETP by Sunoco Partners with respect to the IDRs and general partner interest in Sunoco Logistics held by Sunoco Partners for such quarter and, to the extent not previously distributed to holders of the Class H Units, for any previous quarters.

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Bakken Pipeline Transaction

In March 2015, ETE transferred 30.8 million ETP common units, ETE’s 45% interest in the Bakken Pipeline project, and $879 million in cash to ETP in exchange for 30.8 million newly issued ETP Class H Units that, when combined with the 50.2 million previously issued ETP Class H Units, generally entitle ETE to receive 90.05% of the cash distributions and other economic attributes of the general partner interest and IDRs of Sunoco Logistics (the “Bakken Pipeline Transaction”). In connection with this transaction, ETP also issued to ETE 100 ETP Class I Units that provide distributions to ETE to offset IDR subsidies previously provided to ETP. These IDR subsidies, including the impact from distributions on ETP Class I Units, were reduced by $55 million in 2015 and $30 million in 2016.

In connection with the transaction, ETP issued 100 ETP Class I Units. The ETP Class I Units are generally entitled to: (i) pro rata allocations of gross income or gain until the aggregate amount of such items allocated to the holders of the ETP Class I Units for the current taxable period and all previous taxable periods is equal to the cumulative amount of all distributions made to the holders of the ETP Class I Units and (ii) after making cash distributions to ETP Class H Units, any additional available cash deemed to be either operating surplus or capital surplus with respect to any quarter will be distributed to the Class I Units in an amount equal to the excess of the distribution amount set forth in ETP’s Partnership Agreement, as amended, (the “Partnership Agreement”) for such quarter over the cumulative amount of available cash previously distributed commencing with the quarter ending March 31, 2015 until the quarter ending December 31, 2016. The impact of (i) the IDR subsidy adjustments and (ii) the ETP Class I Unit distributions, along with the currently effective IDR subsidies, is included in the table below under “Quarterly Distributions of Available Cash.”

Sales of Common Units by Sunoco Logistics

In 2014, Sunoco Logistics entered into equity distribution agreements pursuant to which Sunoco Logistics may sell from time to time common units having aggregate offering prices of up to $1.25 billion. In the fourth quarter of 2015, the aggregate capacity was increased to $2.25 billion. During the year ended December 31, 2015, Sunoco Logistics received proceeds of $890 million, net of commissions of $10 million, from the issuance of 26.8 million common units pursuant to the equity distribution agreement, which were used for general partnership purposes.

In March 2015, Sunoco Logistics completed a public offering of 13.5 million common units for net proceeds of $547 million. The proceeds were used to repay outstanding borrowings under the $2.5 billion Sunoco Logistics Credit Facility and for general partnership purposes. In April 2015, an additional 2.0 million common units were issued for net proceeds of $82 million related to the exercise of an option in connection with the March 2015 offering.

In September 2014, Sunoco Logistics completed an overnight public offering of 7.7 million common units for net proceeds of $362 million were used to repay outstanding borrowings under the Sunoco Logistics Credit Facility and for general partnership purposes.

Sales of Common Units by Sunoco LP

In October 2014 and November 2014, Sunoco LP issued an aggregate total of 9.1 million common units in an underwritten public offering. Aggregate net proceeds of $405 million from the offering were used to repay amounts outstanding under the $1.50 billion Sunoco LP Credit Facility and for general partnership purposes.

In July 2015, Sunoco LP completed an offering of 5.5 million Sunoco LP common units for net proceeds of $213 million. The net proceeds from the offering were used to repay outstanding balances under the Sunoco LP revolving credit facility.

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Contributions to Subsidiaries

The Parent Company indirectly owns the entire general partner interest in ETP through its ownership of ETP GP, the general partner of ETP. ETP GP has the right, but not the obligation, to contribute a proportionate amount of capital to ETP to maintain its current general partner interest. ETP GP’s interest in ETP’s distributions is reduced if ETP issues additional units and ETP GP does not contribute a proportionate amount of capital to ETP to maintain its General Partner interest.

Parent Company Quarterly Distributions of Available Cash

Our distribution policy is consistent with the terms of our Partnership Agreement, which requires that we distribute all of our available cash quarterly. The Parent Company’s only cash-generating assets currently consist of distributions from ETP and Sunoco LP related to limited and general partner interests, including IDRs, as well as cash generated from our investment in Lake Charles LNG.

Our distributions declared during the years ended December 31, 2015, 2014, and 2013 were as follows:

Quarter Ended	Record Date	Payment Date	Rate
December 31, 2012	February 7, 2013	February 19, 2013	$0.1588
March 31, 2013	May 6, 2013	May 17, 2013	0.1613
June 30, 2013	August 5, 2013	August 19, 2013	0.1638
September 30, 2013	November 4, 2013	November 19, 2013	0.1681
December 31, 2013	February 7, 2014	February 19, 2014	0.1731
March 31, 2014	May 5, 2014	May 19, 2014	0.1794
June 30, 2014	August 4, 2014	August 19, 2014	0.1900
September 30, 2014	November 3, 2014	November 19, 2014	0.2075
December 31, 2014	February 6, 2015	February 19, 2015	0.2250
March 31, 2015	May 8, 2015	May 19, 2015	0.2450
June 30, 2015	August 6, 2015	August 19, 2015	0.2650
September 30, 2015	November 5, 2015	November 19, 2015	0.2850
December 31, 2015	February 4, 2016	February 19, 2016	0.2850

ETP’s Quarterly Distributions of Available Cash

ETP’s Partnership Agreement requires that ETP distribute all of its Available Cash to its Unitholders and its General Partner within 45 days following the end of each fiscal quarter, subject to the payment of incentive distributions to the holders of IDRs to the extent that certain target levels of cash distributions are achieved. The term Available Cash generally means, with respect to any fiscal quarter of ETP, all cash on hand at the end of such quarter, plus working capital borrowings after the end of the quarter, less reserves established by its General Partner in its sole discretion to provide for the proper conduct of ETP’s business, to comply with applicable laws or any debt instrument or other agreement, or to provide funds for future distributions to partners with respect to any one or more of the next four quarters. Available Cash is more fully defined in ETP’s Partnership Agreement.

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ETP’s distributions declared during the periods presented below were as follows:

Quarter Ended	Record Date	Payment Date	Rate
December 31, 2012	February 7, 2013	February 14, 2013	$0.8938
March 31, 2013	May 6, 2013	May 15, 2013	0.8938
June 30, 2013	August 5, 2013	August 14, 2013	0.8938
September 30, 2013	November 4, 2013	November 14, 2013	0.9050
December 31, 2013	February 7, 2014	February 14, 2014	0.9200
March 31, 2014	May 5, 2014	May 15, 2014	0.9350
June 30, 2014	August 4, 2014	August 14, 2014	0.9550
September 30, 2014	November 3, 2014	November 14, 2014	0.9750
December 31, 2014	February 6, 2015	February 13, 2015	0.9950
March 31, 2015	May 8, 2015	May 15, 2015	1.0150
June 30, 2015	August 6, 2015	August 14, 2015	1.0350
September 30, 2015	November 5, 2015	November 16, 2015	1.0550
December 31, 2015	February 8, 2016	February 16, 2016	1.0550

ETE agreed to relinquish its right to the following amounts of incentive distributions in future periods, including distributions on ETP Class I Units:

Total Year
2016	$137
2017	128
2018	105
2019	95

Sunoco Logistics Quarterly Distributions of Available Cash

Distributions declared by Sunoco Logistics during the years ended December 31, 2015, 2014, and 2013 were as follows:

Quarter Ended	Record Date	Payment Date	Rate
December 31, 2012	February 8, 2013	February 14, 2013	$0.2725
March 31, 2013	May 9, 2013	May 15, 2013	0.2863
June 30, 2013	August 8, 2013	August 14, 2013	0.3000
September 30, 2013	November 8, 2013	November 14, 2013	0.3150
December 31, 2013	February 10, 2014	February 14, 2014	0.3312
March 31, 2014	May 9, 2014	May 15, 2014	0.3475
June 30, 2014	August 8, 2014	August 14, 2014	0.3650
September 30, 2014	November 7, 2014	November 14, 2014	0.3825
December 31, 2014	February 9, 2015	February 13, 2015	0.4000
March 31, 2015	May 11, 2015	May 15, 2015	0.4190
June 30, 2015	August 10, 2015	August 14, 2015	0.4380
September 30, 2015	November 9, 2015	November 13, 2015	0.4580
December 31, 2015	February 8, 2016	February 12, 2016	0.4790

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Sunoco LP Quarterly Distributions of Available Cash

Distributions declared by Sunoco LP subsequent to our acquisition on August 29, 2014 were as follows:

Quarter Ended	Record Date	Payment Date	Rate
September 30, 2014	November 18, 2014	November 28, 2014	$0.5457
December 31, 2014	February 17, 2015	February 27, 2015	0.6000
March 31, 2015	May 19, 2015	May 29, 2015	0.6450
June 30, 2015	August 18, 2015	August 28, 2015	0.6934
September 30, 2015	November 17, 2015	November 27, 2015	0.7454
December 31, 2015	February 5, 2016	February 16, 2016	0.8013

Accumulated Other Comprehensive Income (Loss)

The following table presents the components of AOCI, net of tax:

	December 31,
	2015	2014
Available-for-sale securities	$—	$3
Foreign currency translation adjustment	(4)	(3)
Net losses on commodity related hedges	—	(1)
Actuarial gain (loss) related to pensions and other postretirement benefits	8	(57)
Investments in unconsolidated affiliates, net	—	2

Subtotal	4	(56)
Amounts attributable to noncontrolling interest	(4)	51

Total AOCI included in partners’ capital, net of tax	$—	$(5)

The table below sets forth the tax amounts included in the respective components of other comprehensive income (loss):

	December 31,
	2015	2014
Available-for-sale securities	$(2)	$(1)
Foreign currency translation adjustment	4	2
Actuarial (gain) loss relating to pension and other postretirement benefits	7	(37)

Total	$9	$(36)

9.	UNIT-BASED COMPENSATION PLANS:

We, ETP, Sunoco Logistics and Sunoco LP have issued equity incentive plans for employees, officers and directors, which provide for various types of awards, including options to purchase Common Units, restricted units, phantom units, distribution equivalent rights (“DERs”), common unit appreciation rights, cash restricted units and other unit-based awards.

ETE Long-Term Incentive Plan

The Board of Directors or the Compensation Committee of the board of directors of the our General Partner (the “Compensation Committee”) may from time to time grant additional awards to employees, directors and consultants of ETE’s general partner and its affiliates who perform services for ETE. The plan provides for the following types of awards: restricted units, phantom units, unit options, unit appreciation rights and distribution equivalent rights. The number of additional units that may be delivered pursuant to these awards is limited to 12,000,000 units. As of December 31, 2015, 11,367,454 units remain available to be awarded under the plan.

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On December 23, 2013, ETE and Mr. Welch entered a Class D Unit Agreement providing for the issuance to Mr. Welch of an aggregate of 3,080,000 Class D Units of ETE. Under the terms of the Class D Unit Agreement, as amended, 30% of the Class D Units converted to ETE common units on a one-for-one basis on March 31, 2015, 35% were scheduled to convert to ETE common units on a one-for-one-basis on March 31, 2018, and the remaining 35% were scheduled to convert to ETE common units on a one-for-one basis on March 31, 2020, subject in each case to (i) Mr. Welch being in Good Standing with ETE (as defined in the Class D Unit Agreement) and (ii) there being a sufficient amount of gain available (based on the ETE partnership agreement) to be allocated to the Class D Units being converted so as to cause the capital account of each such unit to equal the capital account of an ETE Common Unit on the conversion date.

Per the terms of the Class D Unit Agreement, 924,000 units converted to ETE common units on a one-for-one basis March 31, 2015. In connection with Mr. Welch’s replacement as Group Chief Financial Officer and Head of Business Development of our General Partner and his termination of employment by an affiliate of ETE, any future conversion of the Class D Units is the subject of on-going discussions between ETE and Mr. Welch in connection with his separation from employment. As of this date, it is ETE’s current position that as a result of Mr. Welch’s termination, the unconverted Class D units are not eligible to be converted.

During 2015, no ETE unit awards were granted to ETE employees and 12,748 ETE units were granted to non-employee directors. Under our equity incentive plans, our non-employee directors each receive grants that vest 60% in three years and 40% in five years and do not entitle the holders to receive distributions during the vesting period.

During 2015, a total of 26,244 ETE Common Units vested, with a total fair value of $0.8 million as of the vesting date. As of December 31, 2015, excluding Class D units, a total of 56,096 restricted units granted to ETE employees and directors remain outstanding, for which we expect to recognize a total of less than $1 million in compensation over a weighted average period of 2.7 years.

ETP Unit-Based Compensation Plans

Unit-Based Compensation Plan

ETP has issued equity incentive plans for employees, officers and directors, which provide for various types of awards, including options to purchase ETP Common Units, restricted units, phantom units, distribution equivalent rights (“DERs”), Common Unit appreciation rights, and other unit-based awards. As of December 31, 2015, an aggregate total of 5.3 million ETP Common Units remain available to be awarded under ETP’s equity incentive plans.

Restricted Units

ETP has granted restricted unit awards to employees that vest over a specified time period, typically a five-year service vesting requirement, with vesting based on continued employment as of each applicable vesting date. Upon vesting, ETP Common Units are issued. These unit awards entitle the recipients of the unit awards to receive, with respect to each ETP Common Unit subject to such award that has not either vested or been forfeited, a cash payment equal to each cash distribution per ETP Common Unit made by ETP on its Common Units promptly following each such distribution by ETP to its Unitholders. We refer to these rights as “distribution equivalent rights.” Under ETP’s equity incentive plans, ETP’s non-employee directors each receive grants with a five-year service vesting requirement.

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The following table shows the activity of the ETP awards granted to employees and non-employee directors:

	Number of ETP Units	Weighted Average Grant-Date Fair Value Per ETP Unit
Unvested awards as of December 31, 2014	3.5	$53.83
Awards granted	2.1	35.21
Awards vested	(1.2)	48.67
Awards forfeited	(0.4)	55.44
Conversion of RGP unit awards to ETP unit awards	0.8	58.88

Unvested awards as of December 31, 2015	4.8	47.61

During the years ended December 31, 2015, 2014, and 2013, the weighted average grant-date fair value per unit award granted was $35.21, $60.85 and $50.54, respectively. The total fair value of awards vested was $49 million, $26 million and $29 million, respectively, based on the market price of ETP Common Units as of the vesting date. As of December 31, 2015, a total of 4.8 million unit awards remain unvested, for which ETP expects to recognize a total of $147 million in compensation expense over a weighted average period of 2.1 years.

Cash Restricted Units

ETP has also granted cash restricted units, which vest 100% at the end of the third year of service. A cash restricted unit entitles the award recipient to receive cash equal to the market value of one ETP Common Unit upon vesting.

As of December 31, 2015, a total of 0.6 million unvested cash restricted units were outstanding.

Based on the trading price of ETP Common Units at December 31, 2015, ETP expects to recognize $7 million of unit-based compensation expense related to non-vested cash restricted units over a period of 1.3 years.

Sunoco Logistics Unit-Based Compensation Plan

Sunoco Logistics’ general partner has a long-term incentive plan for employees and directors, which permits the grant of restricted units and unit options of Sunoco Logistics. As of December 31, 2015, a total of 2.5 million Sunoco Logistics restricted units were outstanding for which Sunoco Logistics expects to recognize $52 million of expense over a weighted-average period of 3.0 years.

Sunoco LP Unit-Based Compensation Plan

Sunoco LP’s general partner has a long-term incentive plan for employees and directors, which permits the grant of restricted units and unit options of Sunoco LP. As of December 31, 2015, a total of 1.1 million Sunoco LP restricted units were outstanding for which Sunoco LP expects to recognize $40 million of expense over a weighted-average period of 3.3 years.

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10.	INCOME TAXES:

As a partnership, we are not subject to U.S. federal income tax and most state income taxes. However, the Partnership conducts certain activities through corporate subsidiaries which are subject to federal and state income taxes. The components of the federal and state income tax expense (benefit) of our taxable subsidiaries were summarized as follows:

	Years Ended December 31,
	2015	2014	2013
Current expense (benefit):
Federal	$(292)	$321	$51
State	(51)	86	(1)

Total	(343)	407	50

Deferred expense (benefit):
Federal	272	(53)	(14)
State	(29)	3	57

Total	243	(50)	43

Total income tax expense (benefit) from continuing operations	$(100)	$357	$93

Historically, our effective tax rate differed from the statutory rate primarily due to partnership earnings that are not subject to U.S. federal and most state income taxes at the partnership level. The completion of the Southern Union Merger, Sunoco Merger, ETP Holdco Transaction and the Susser Merger (see Note 3) significantly increased the activities conducted through corporate subsidiaries. A reconciliation of income tax expense (benefit) at the U.S. statutory rate to the income tax expense (benefit) attributable to continuing operations for the years ended December 31, 2015, 2014 and 2013 is as follows:

	December 31, 2015		December 31, 2014		December 31, 2013
	Corporate Subsidiaries(1)	Consolidated(2)	Corporate Subsidiaries(1)	Consolidated(2)	Corporate Subsidiaries(1)	Consolidated(2)
Income tax expense (benefit) at U.S. statutory rate of 35 percent	$(19)	$(19)	$212	$212	$(172)	$(172)
Increase (reduction) in income taxes resulting from:
Nondeductible goodwill	—	—	—	—	241	241
Nondeductible goodwill included in the Lake Charles LNG Transaction	—	—	105	105	—	—
Dividend received deduction	(22)	(22)	—	—	—	—
Premium on debt retirement	—	—	(10)	(10)	—	—
Audit settlement	(7)	(7)	—	—	—	—
Foreign taxes	—	—	(8)	(8)	—	—
State income taxes (net of federal income tax effects)	(45)	(26)	9	55	31	41
Other	(26)	(26)	3	3	(16)	(17)

Income tax expense (benefit) from continuing operations	$(119)	$(100)	$311	$357	$84	$93

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(1)	Includes ETP Holdco, Susser Holdings Corporation, Oasis Pipeline Company, Susser Petroleum Property Company LLC, Aloha Petroleum Ltd, Pueblo, Inland Corporation, Mid-Valley Pipeline Company and West Texas Gulf Pipeline Company.
(2)	Includes ETE and its subsidiaries that are classified as pass-through entities for federal income tax purposes, as well as corporate subsidiaries.

Deferred taxes result from the temporary differences between financial reporting carrying amounts and the tax basis of existing assets and liabilities. The table below summarizes the principal components of the deferred tax assets (liabilities) as follows:

	December 31,
	2015	2014
Deferred income tax assets:
Net operating losses and alternative minimum tax credit	$217	$116
Pension and other postretirement benefits	36	47
Long term debt	61	53
Other	162	111

Total deferred income tax assets	476	327
Valuation allowance	(121)	(84)

Net deferred income tax assets	355	243
Deferred income tax liabilities:
Properties, plants and equipment	(1,633)	(1,583)
Inventory	—	(153)
Investments in unconsolidated affiliates	(2,976)	(2,530)
Trademarks	(286)	(355)
Other	(50)	(32)

Total deferred income tax liabilities	(4,945)	(4,653)

Accumulated deferred income taxes	$(4,590)	$(4,410)

As a result of the early adoption and retrospective application of ASU 2015-17 (see Note 2), $85 million of deferred tax liability previously presented as an other current liability as of December 31, 2014 has been reclassified to other non-current liabilities in our consolidated financial statements.

The completion of the Southern Union Merger, Sunoco Merger, ETP Holdco Transaction and Susser Merger (see Note 3) significantly increased the deferred tax assets (liabilities). The table below provides a rollforward of the net deferred income tax liability as follows:

	December 31,
	2015	2014
Net deferred income tax liability, beginning of year	$(4,410)	$(3,984)
Susser acquisition	—	(488)
Tax provision (including discontinued operations)	(242)	62
Other	62	—

Net deferred income tax liability	$(4,590)	$(4,410)

ETP Holdco, Susser Petroleum Property Company and certain other corporate subsidiaries have federal net operating loss carryforward tax benefits of $67 million, all of which will expire in 2033 through 2034. Our corporate subsidiaries have state net operating loss carryforward benefits of $123 million, net of federal tax, which expire between 2016 and 2035. The valuation allowance of $121 million is applicable to the state net operating loss carryforward benefits applicable to Sunoco, Inc. pre-acquisition periods.

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The following table sets forth the changes in unrecognized tax benefits:

	Years Ended December 31,
	2015	2014	2013
Balance at beginning of year	$440	$429	$27
Additions attributable to tax positions taken in the current year	178	20	—
Additions attributable to tax positions taken in prior years	—	(1)	406
Settlements	—	(5)	—
Lapse of statute	(8)	(3)	(4)

Balance at end of year	$610	$440	$429

As of December 31, 2015, we have $588 million ($550 million after federal income tax benefits) related to tax positions which, if recognized, would impact our effective tax rate. We believe it is reasonably possible that its unrecognized tax benefits may be reduced by $4 million ($3 million, net of federal tax) within the next twelve months due to settlement of certain positions.

Our policy is to accrue interest expense and penalties on income tax underpayments (overpayments) as a component of income tax expense. During 2015, we recognized interest and penalties of less than $1 million. At December 31, 2015, we have interest and penalties accrued of $5 million, net of tax.

Sunoco, Inc. has historically included certain government incentive payments as taxable income on its federal and state income tax returns. In connection with Sunoco, Inc.’s 2004 through 2011 open statute years, Sunoco, Inc. has proposed to the IRS that these government incentive payments be excluded from federal taxable income. If Sunoco, Inc. is fully successful with its claims, it will receive tax refunds of approximately $519 million. However, due to the uncertainty surrounding the claims, a reserve of $519 million was established for the full amount of the claims. Due to the timing of the expected settlement of the claims and the related reserve, the receivable and the reserve for this issue have been netted in the consolidated balance sheet as of December 31, 2015.

In December of 2015, The Pennsylvania Commonwealth Court determined in Nextel Communications v. Commonwealth (“Nextel”) that the Pennsylvania limitation on NOL carryforwards violated the uniformity clause of the Pennsylvania Constitution. Based upon the decision in Nextel, Sunoco, Inc. is recognizing approximately $46 million ($30 million after federal income tax benefits) in tax benefit based on previously filed tax returns and certain previously filed protective claims. However, as the Nextel decision is subject to appeal, and because of uncertainty in the breadth of the application of the decision, we have reserved $9 million ($6 million after federal income tax benefits) against the receivable.

In general, ETE and its subsidiaries are no longer subject to examination by the Internal Revenue Service (“IRS”), and most state jurisdictions, for the 2012 and prior tax years. However, Sunoco, Inc. and its subsidiaries are no longer subject to examination by the IRS for tax years prior to 2007.

Sunoco, Inc. has been examined by the IRS for tax years through 2012. However, statutes remain open for tax years 2007 and forward due to carryback of net operating losses and/or claims regarding government incentive payments discussed above. All other issues are resolved. Though we believe the tax years are closed by statute, tax years 2004 through 2006 are impacted by the carryback of net operating losses and under certain circumstances may be impacted by adjustments for government incentive payments.

Southern Union was under examination by the IRS for the tax years 2004 through 2009. In July 2015, we and the IRS settled all issues related to the IRS examination of the 2004 through 2009 tax years. As a result of the settlement, we recognized a net tax benefit of $7 million.

ETE and its subsidiaries also have various state and local income tax returns in the process of examination or administrative appeal in various jurisdictions. We believe the appropriate accruals or unrecognized tax benefits have been recorded for any potential assessment with respect to these examinations.

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11.	REGULATORY MATTERS, COMMITMENTS, CONTINGENCIES AND ENVIRONMENTAL LIABILITIES:

Contingent Matters Potentially Impacting the Partnership from Our Investment in Citrus

Florida Gas Pipeline Relocation Costs. The Florida Department of Transportation, Florida’s Turnpike Enterprise (“FDOT/FTE”) has various turnpike/State Road 91 widening projects that have impacted or may, over time, impact one or more of FGTs’ mainline pipelines located in FDOT/FTE rights-of-way. Certain FDOT/FTE projects have been or are the subject of litigation in Broward County, Florida. On November 16, 2012, FDOT paid to FGT the sum of approximately $100 million, representing the amount of the judgment, plus interest, in a case tried in 2011.

On April 14, 2011, FGT filed suit against the FDOT/FTE and other defendants in Broward County, Florida seeking an injunction and damages as the result of the construction of a mechanically stabilized earth wall and other encroachments in FGT easements as part of FDOT/FTE’s I-595 project. On August 21, 2013, FGT and FDOT/FTE entered into a settlement agreement pursuant to which, among other things, FDOT/FTE paid FGT approximately $19 million in September 2013 in settlement of FGT’s claims with respect to the I-595 project. The settlement agreement also provided for agreed easement widths for FDOT/FTE right-of-way and for cost sharing between FGT and FDOT/FTE for any future relocations. Also in September 2013, FDOT/FTE paid FGT an additional approximate $1 million for costs related to the aforementioned turnpike/State Road 91 case tried in 2011.

FGT will continue to seek rate recovery in the future for these types of costs to the extent not reimbursed by the FDOT/FTE. There can be no assurance that FGT will be successful in obtaining complete reimbursement for any such relocation costs from the FDOT/FTE or from its customers or that the timing of such reimbursement will fully compensate FGT for its costs.

Contingent Residual Support Agreement — AmeriGas

In connection with the closing of the contribution of ETP’s propane operations in January 2012, ETP agreed to provide contingent, residual support of $1.55 billion of intercompany borrowings made by AmeriGas and certain of its affiliates with maturities through 2022 from a finance subsidiary of AmeriGas that have maturity dates and repayment terms that mirror those of an equal principal amount of senior notes issued by this finance company subsidiary to third party purchases.

Guarantee of Collection

Panhandle previously guaranteed the collections of the payment of $600 million of Regency 4.50% senior notes due 2023. On May 28, 2015, ETP entered into a supplemental indenture relating to the senior notes pursuant to which it has agreed to become a co-obligor with respect to the payment obligations thereunder. Accordingly, pursuant to the terms of the senior notes, Panhandle’s obligations under the Panhandle Guarantee have been released.

On April 30, 2015, in connection with the Regency Merger, ETP entered into various supplemental indentures pursuant to which ETP had agreed to fully and unconditionally guarantee all payment obligations of Regency for all of its outstanding senior notes.

On May 28, 2015, ETP entered into a supplemental indenture relating to the senior notes pursuant to which it has agreed to become a co-obligor with respect to the payment obligations thereunder. Accordingly, pursuant to the terms of the senior notes, Panhandle’s obligations under the Panhandle Guarantee have been released.

ETP Retail Holdings Guarantee of Sunoco LP Notes

In April 2015, Sunoco LP acquired a 31.58% equity interest in Sunoco, LLC from Retail Holdings for $775 million of cash and $41 million of Sunoco LP common units. The cash portion of the consideration was

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financed through Sunoco LP’s issuance of $800 million principal amount of 6.375% senior notes due 2023. Retail Holdings entered into a guarantee of collection with Sunoco LP and Sunoco Finance Corp., a wholly owned subsidiary of Sunoco LP, pursuant to which Retail Holdings has agreed to provide a guarantee of collection, but not of payment, to Sunoco LP with respect to the principal amount of the senior notes issued by Sunoco LP.

NGL Pipeline Regulation

We have interests in NGL pipelines located in Texas and New Mexico. We commenced the interstate transportation of NGLs in 2013, which is subject to the jurisdiction of the FERC under the Interstate Commerce Act (“ICA”) and the Energy Policy Act of 1992. Under the ICA, tariff rates must be just and reasonable and not unduly discriminatory and pipelines may not confer any undue preference. The tariff rates established for interstate services were based on a negotiated agreement; however, the FERC’s rate-making methodologies may limit our ability to set rates based on our actual costs, may delay or limit the use of rates that reflect increased costs and may subject us to potentially burdensome and expensive operational, reporting and other requirements. Any of the foregoing could adversely affect our business, revenues and cash flow.

Transwestern Rate Case

On October 1, 2014, Transwestern filed a general NGA Section 4 rate case pursuant to the 2011 settlement agreement with its shippers. On December 2, 2014, the FERC issued an order accepting and suspending the rates to be effective April 1, 2015, subject to refund, and setting a procedural schedule with a hearing scheduled in late 2015. On June 22, 2015, Transwestern filed a settlement with the FERC which resolved or provided for the resolution of all issues set for hearing in the case. On October 15, 2015, the FERC issued an order approving the rate case settlement without condition.

FGT Rate Case

On October 31, 2014, FGT filed a general NGA Section 4 rate case pursuant to a 2010 settlement agreement with its shippers. On November 28, 2014, the FERC issued an order accepting and suspending the rates to be effective no earlier than May 1, 2015, subject to refund. On September 11, 2015, FGT filed a settlement with the FERC which resolved or provided for the resolution of all issues set for hearing in the case. On December 4, 2015, the FERC issued an order approving the rate case settlement without condition.

Sea Robin Rate Case

On December 2, 2013, Sea Robin filed a general NGA Section 4 rate case at the FERC as required by a previous rate case settlement. In the filing, Sea Robin sought to increase its authorized rates to recover costs related to asset retirement obligations, depreciation, and return and taxes. Filed rates were put into effect June 1, 2014 and estimated settlement rates were put into effect September 1, 2014, subject to refund. A settlement was reached with the shippers and a stipulation and agreement was filed with the FERC on July 23, 2014. The settlement was certified to the FERC by the administrative law judge on October 7, 2014 and the settlement, as modified on January 16, 2015, was approved by the FERC on June 26, 2015. In September 2015, related to the final settlement, Sea Robin made refunds to customers totaling $11 million, including interest.

Commitments

In the normal course of business, ETP purchases, processes and sells natural gas pursuant to long-term contracts and enters into long-term transportation and storage agreements. Such contracts contain terms that are customary in the industry. We believe that the terms of these agreements are commercially reasonable and will not have a material adverse effect on its financial position or results of operations.

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We have certain non-cancelable leases for property and equipment, which require fixed monthly rental payments and expire at various dates through 2058. The table below reflects rental expense under these operating leases included in operating expenses in the accompanying statements of operations, which include contingent rentals, and rental expense recovered through related sublease rental income:

	Years Ended December 31,
	2015	2014	2013
Rental expense(1)	$225	$159	$151
Less: Sublease rental income	(16)	(26)	(24)

Rental expense, net	$209	$133	$127

(1)	Includes contingent rentals totaling $26 million, $24 million and $22 million for the years ended December 31, 2015, 2014 and 2013, respectively.

Future minimum lease commitments for such leases are:

Years Ending December 31:
2016	$121
2017	114
2018	103
2019	96
2020	97
Thereafter	602

Future minimum lease commitments	1,133
Less: Sublease rental income	(34)

Net future minimum lease commitments	$1,099

ETP’s joint venture agreements require that they fund their proportionate share of capital contributions to their unconsolidated affiliates. Such contributions will depend upon their unconsolidated affiliates’ capital requirements, such as for funding capital projects or repayment of long-term obligations.

Litigation and Contingencies

We may, from time to time, be involved in litigation and claims arising out of our operations in the normal course of business. Natural gas and crude oil are flammable and combustible. Serious personal injury and significant property damage can arise in connection with their transportation, storage or use. In the ordinary course of business, we are sometimes threatened with or named as a defendant in various lawsuits seeking actual and punitive damages for product liability, personal injury and property damage. We maintain liability insurance with insurers in amounts and with coverage and deductibles management believes are reasonable and prudent, and which are generally accepted in the industry. However, there can be no assurance that the levels of insurance protection currently in effect will continue to be available at reasonable prices or that such levels will remain adequate to protect us from material expenses related to product liability, personal injury or property damage in the future.

MTBE Litigation

Sunoco, Inc., along with other refiners, manufacturers and sellers of gasoline, is a defendant in lawsuits alleging MTBE contamination of groundwater. The plaintiffs typically include water purveyors and municipalities responsible for supplying drinking water and governmental authorities. The plaintiffs are asserting primarily product liability claims and additional claims including nuisance, trespass, negligence,

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violation of environmental laws and deceptive business practices. The plaintiffs in all of the cases are seeking to recover compensatory damages, and in some cases also seek natural resource damages, injunctive relief, punitive damages and attorneys’ fees.

As of December 31, 2015, Sunoco, Inc. is a defendant in six cases, including cases initiated by the States of New Jersey, Vermont, the Commonwealth of Pennsylvania, and two others by the Commonwealth of Puerto Rico with the more recent Puerto Rico action being a companion case alleging damages for additional sites beyond those at issue in the initial Puerto Rico action, and one case by the City of Breaux Bridge in the USDC Western District of Louisiana. Four of these cases are venued in a multidistrict litigation proceeding in a New York federal court. The New Jersey, Puerto Rico, Vermont and Pennsylvania cases assert natural resource damage claims.

Fact discovery has concluded with respect to an initial set of 19 sites each that will be the subject of the first trial phase in the New Jersey case and the initial Puerto Rico case. In November 2015, Sunoco along with other co-defendants agreed to a global settlement in principle of the City of Breaux Bridge MTBE case. Insufficient information has been developed about the plaintiffs’ legal theories or the facts with respect to statewide natural resource damage claims to provide an analysis of the ultimate potential liability of Sunoco, Inc. in these matters. It is reasonably possible that a loss may be realized; however, we are unable to estimate the possible loss or range of loss in excess of amounts accrued. Management believes that an adverse determination with respect to one or more of the MTBE cases could have a significant impact on results of operations during the period in which any said adverse determination occurs, but does not believe that any such adverse determination would have a material adverse effect on the Partnership’s consolidated financial position.

Regency Merger Litigation

Following the January 26, 2015 announcement of the definitive merger agreement with Regency, purported Regency unitholders filed lawsuits in state and federal courts in Dallas, Texas and Delaware state court asserting claims relating to the proposed transaction.

On February 3, 2015, William Engel and Enno Seago, purported Regency unitholders, filed a class action petition on behalf of Regency’s common unitholders and a derivative suit on behalf of Regency in the 162nd Judicial District Court of Dallas County, Texas (the “Engel Lawsuit”). The lawsuit names as defendants the Regency General Partner, the members of the Regency General Partner’s board of directors, ETP, ETP GP, ETE, and, as a nominal party, Regency. The Engel Lawsuit alleges that (1) the Regency General Partner’s directors breached duties to Regency and the Regency’s unitholders by employing a conflicted and unfair process and failing to maximize the merger consideration; (2) the Regency General Partner’s directors breached the implied covenant of good faith and fair dealing by engaging in a flawed merger process; and (3) the non-director defendants aided and abetted in these claimed breaches. The plaintiffs seek an injunction preventing the defendants from closing the proposed transaction or an order rescinding the transaction if it has already been completed. The plaintiffs also seek money damages and court costs, including attorney’s fees.

On February 9, 2015, Stuart Yeager, a purported Regency unitholder, filed a class action petition on behalf of the Regency’s common unitholders and a derivative suit on behalf of Regency in the 134th Judicial District Court of Dallas County, Texas (the “Yeager Lawsuit”). The allegations, claims, and relief sought in the Yeager Lawsuit are nearly identical to those in the Engel Lawsuit.

On February 10, 2015, Lucien Coggia a purported Regency unitholder, filed a class action petition on behalf of Regency’s common unitholders and a derivative suit on behalf of Regency in the 192nd Judicial District Court of Dallas County, Texas (the “Coggia Lawsuit”). The allegations, claims, and relief sought in the Coggia Lawsuit are nearly identical to those in the Engel Lawsuit.

On February 3, 2015, Linda Blankman, a purported Regency unitholder, filed a class action complaint on behalf of the Regency’s common unitholders in the United States District Court for the Northern District of Texas (the “Blankman Lawsuit”). The allegations and claims in the Blankman Lawsuit are similar to those

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in the Engel Lawsuit. However, the Blankman Lawsuit does not allege any derivative claims and includes Regency as a defendant rather than a nominal party. The lawsuit also omits one of the Regency General Partner’s directors, Richard Brannon, who was named in the Engel Lawsuit. The Blankman Lawsuit alleges that the Regency General Partner’s directors breached their fiduciary duties to the unitholders by failing to maximize the value of Regency, failing to properly value Regency, and ignoring conflicts of interest. The plaintiff also asserts a claim against the non-director defendants for aiding and abetting the directors’ alleged breach of fiduciary duty. The Blankman Lawsuit seeks the same relief that the plaintiffs seek in the Engel Lawsuit.

On February 6, 2015, Edwin Bazini, a purported Regency unitholder, filed a class action complaint on behalf of Regency’s common unitholders in the United States District Court for the Northern District of Texas (the “Bazini Lawsuit”). The allegations, claims, and relief sought in the Bazini Lawsuit are nearly identical to those in the Blankman Lawsuit. On March 27, 2015, Plaintiff Bazini filed an amended complaint asserting additional claims under Sections 14(a) and 20(a) of the Securities Exchange Act of 1934.

On February 11, 2015, Mark Hinnau, a purported Regency unitholder, filed a class action complaint on behalf of Regency’s common unitholders in the United States District Court for the Northern District of Texas (the “Hinnau Lawsuit”). The allegations, claims, and relief sought in the Hinnau Lawsuit are nearly identical to those in the Blankman Lawsuit.

On February 11, 2015, Stephen Weaver, a purported Regency unitholder, filed a class action complaint on behalf of Regency’s common unitholders in the United States District Court for the Northern District of Texas (the “Weaver Lawsuit”). The allegations, claims, and relief sought in the Weaver Lawsuit are nearly identical to those in the Blankman Lawsuit.

On February 11, 2015, Adrian Dieckman, a purported Regency unitholder, filed a class action complaint on behalf of Regency’s common unitholders in the United States District Court for the Northern District of Texas (the “Dieckman Lawsuit”). The allegations, claims, and relief sought in the Dieckman Lawsuit are similar to those in the Blankman Lawsuit, except that the Dieckman Lawsuit does not assert an aiding and abetting claim.

On February 13, 2015, Irwin Berlin, a purported Regency unitholder, filed a class action complaint on behalf of Regency’s common unitholders in the United States District Court for the Northern District of Texas (the “Berlin Lawsuit”). The allegations, claims, and relief sought in the Berlin Lawsuit are similar to those in the Blankman Lawsuit.

On March 13, 2015, the Court in the 95th Judicial District Court of Dallas County, Texas transferred and consolidated the Yeager and Coggia Lawsuits into the Engel Lawsuit and captioned the consolidated lawsuit as Engel v. Regency GP, LP, et al. (the “Consolidated State Lawsuit”).

On March 30, 2015, Leonard Cooperman, a purported Regency unitholder, filed a class action complaint on behalf of Regency’s common unitholders in the United States District Court for the Northern District of Texas (the “Cooperman Lawsuit”). The allegations, claims, and relief sought in the Cooperman Lawsuit are similar to those in the Blankman Lawsuit.

On March 31, 2015, the Court in United States District Court for the Northern District of Texas consolidated the Blankman, Bazini, Hinnau, Weaver, Dieckman, and Berlin Lawsuits into a consolidated lawsuit captioned Bazini v. Bradley, et al. (the “Consolidated Federal Lawsuit”). On April 1, 2015, plaintiffs in the Consolidated Federal Lawsuit filed an Emergency Motion to Expedite Discovery. On April 9, 2015, by order of the Court, the parties submitted a joint submission wherein defendants opposed plaintiffs’ request to expedite discovery. On April 17, 2015, the Court denied plaintiffs’ motion to expedite discovery.

On June 10, 2015, Adrian Dieckman, a purported Regency unitholder, filed a class action complaint on behalf of Regency’s common unitholders in the Court of Chancery of the State of Delaware (the “Dieckman DE Lawsuit”). The lawsuit alleges that the transaction did not comply with the Regency partnership agreement because the Conflicts Committee was not properly formed.

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On July 6, 2015, Defendants filed Motions to Dismiss and the briefing has since been completed. Oral argument on the Motions was held in December 2015. On September 29, 2015, Chancellor Bouchard ordered discovery stayed, pending a ruling on Defendants’ Motions to Dismiss.

On June 5, 2015, the Dieckman Lawsuit was dismissed. On July 23, 2015, the Blankman, Bazini, Hinnau, Weaver and Berlin Lawsuits were dismissed. On August 20, 2015, the Cooperman Lawsuit was dismissed. The Consolidated Federal Lawsuit was terminated once all named plaintiffs voluntarily dismissed.

On January 8, 2016, the plaintiffs in the Consolidated State Lawsuit filed a notice of non-suit without prejudice. The Dieckman DE Lawsuit is the only lawsuit that remains. The Defendants cannot predict the outcome of this lawsuit, or the amount of time and expense that will be required to resolve it. The Defendants intend to vigorously defend the lawsuit.

Enterprise Products Partners, L.P. and Enterprise Products Operating LLC Litigation

On January 27, 2014, a trial commenced between ETP against Enterprise Products Partners, L.P. and Enterprise Products Operating LLC (collectively, “Enterprise”) and Enbridge (US) Inc. Trial resulted in a verdict in favor of ETP against Enterprise that consisted of $319 million in compensatory damages and $595 million in disgorgement to ETP. The jury also found that ETP owed Enterprise $1 million under a reimbursement agreement. On July 29, 2014, the trial court entered a final judgment in favor of ETP and awarded ETP $536 million, consisting of compensatory damages, disgorgement, and pre-judgment interest. The trial court also ordered that ETP shall be entitled to recover post-judgment interest and costs of court and that Enterprise is not entitled to any net recovery on its counterclaims. Enterprise has filed a notice of appeal with the Texas Court of Appeals, and briefing by Enterprise and ETP is compete. Oral argument has not been scheduled. In accordance with GAAP, no amounts related to the original verdict or the July 29, 2014 final judgment will be recorded in our financial statements until the appeal process is completed.

Litigation Relating to the WMB Merger

Following the September 28, 2015, announcement of the proposed merger between ETE and WMB, purported WMB shareholders filed lawsuits in state and federal courts in Delaware and federal court in Oklahoma asserting claims relating to the proposed transaction.

Between October 5, 2015 and December 15, 2015, purported WMB stockholders filed five putative class action lawsuits against ETE and other defendants in the Delaware Court of Chancery challenging the merger. The suits were captioned Greenwald v. The Williams Companies, Inc., C.A. No. 11573, Ozaki v. Armstrong, C.A. No. 11574, Blystone v. The Williams Companies, Inc., C.A. No. 11601, Glener v. The Williams Companies, Inc., C.A. No. 11606, and Amaitis v. Armstrong, C.A. No. 11809. The complaints named as defendants the WMB Board, ETE, ETC, Energy Transfer Corp GP, LLC, General Partner, and Energy Transfer Equity GP, LLC (collectively, with the exception of the WMB board, the “ETE Defendants”). The Greenwald, Blystone and Glener complaints named WMB as a defendant also, and the Amaitis complaint named Barclays Capital Inc. (“Barclays”), and Lazard Freres & Co. (“Lazard”) as defendants. The Greenwald, Ozaki, Blystone and Glener complaints alleged that the WMB Board breached its fiduciary duties to WMB stockholders by agreeing to sell WMB through an unfair process and for an unfair price, and that the other named defendants aided and abetted this supposed breach of fiduciary duties. The Amaitis complaint alleged that the WMB Board breached its fiduciary duties by failing to disclose all material information about the merger, and that the directors of the WMB Board who voted in favor of the proposed merger violated their fiduciary duties by selling WMB through an unfair process and for an unfair price. The Amaitis complaint also alleged that the other named defendants aided and abetted these supposed breaches of fiduciary duty. The complaints sought, among other things, an injunction against the merger and an award of costs and attorneys’ fees.

On January 13, 2016, the Delaware Court of Chancery consolidated, pursuant to a stipulation among the plaintiffs, the Greenwald, Ozaki, Blystone, Glener, and Amaitis actions, along with another case not involving the ETE Defendants, into a new consolidated action captioned In re The Williams Companies,

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Inc. Merger Litigation, Consolidated C.A. No. 11844. In its stipulated order, the Court dismissed without prejudice the ETE Defendants, Barclays and Lazard from the consolidated action. There currently are no lawsuits related to the WMB merger pending against the ETE Defendants in Delaware state court.

ETE is currently a defendant in two lawsuits in federal district court challenging the proposed merger with WMB. On January 14, 2016, a purported stockholder in WMB filed a lawsuit against WMB and ETE, captioned Bumgarner v. The Williams Companies, Inc., Case No. 16-cv-26-GKF-FHM, in the United States District Court for the Northern District of Oklahoma. The plaintiff alleges that ETE and WMB have violated Section 14 of the Securities Exchange Act of 1934 (the “Exchange Act”) by making allegedly false representations concerning the merger. As relief, the complaint seeks an injunction against the proposed merger. On February 1, 2016, the plaintiff amended his complaint. On February 19, 2016, ETE and WMB moved to dismiss the lawsuit.

On January 19, 2016, a purported stockholder in WMB filed a lawsuit against WMB, the WMB Board, and the ETE Defendants, captioned City of Birmingham Retirement and Relief System v. Armstrong, Case No. 1:16-cv-00017-RGA, in the United States District Court for the District of Delaware. The lawsuit alleges that the WMB Board has violated its duty of disclosure by issuing a supposedly misleading proxy statement in support of the transaction, that a majority of the WMB Board violated its fiduciary duties by voting in favor of the transaction, and that the ETE Defendants aided and abetted this supposed breach of fiduciary duties. The complaint also alleges that the WMB Board and WMB have violated Section 14 of the Exchange Act by issuing a supposedly misleading proxy statement, and that WMB and ETE have violated Section 20 of the Exchange Act by supposedly causing a misleading proxy statement to be issued. On January 20, 2016, the plaintiff filed a motion for expedited discovery, and all defendants filed an opposition to that motion on February 8, 2016. On February 19, plaintiff filed a reply brief in support of expedited discovery. On February 10, 2016, WMB and the WMB Board filed a motion to dismiss the complaint, and on February 18, 2016, the ETE Defendants filed a motion to dismiss the complaint.

Other Litigation and Contingencies

We or our subsidiaries are a party to various legal proceedings and/or regulatory proceedings incidental to our businesses. For each of these matters, we evaluate the merits of the case, our exposure to the matter, possible legal or settlement strategies, the likelihood of an unfavorable outcome and the availability of insurance coverage. If we determine that an unfavorable outcome of a particular matter is probable and can be estimated, we accrue the contingent obligation, as well as any expected insurance recoverable amounts related to the contingency. As of December 31, 2015 and 2014, accruals of approximately $40 million and $37 million, respectively, were reflected on our balance sheets related to these contingent obligations. As new information becomes available, our estimates may change. The impact of these changes may have a significant effect on our results of operations in a single period.

The outcome of these matters cannot be predicted with certainty and there can be no assurance that the outcome of a particular matter will not result in the payment of amounts that have not been accrued for the matter. Furthermore, we may revise accrual amounts prior to resolution of a particular contingency based on changes in facts and circumstances or changes in the expected outcome. Currently, we are not able to estimate possible losses or a range of possible losses in excess of amounts accrued.

No amounts have been recorded in our December 31, 2015 or 2014 consolidated balance sheets for contingencies and current litigation, other than amounts disclosed herein.

Attorney General of the Commonwealth of Massachusetts v New England Gas Company

On July 7, 2011, the Massachusetts Attorney General (“AG”) filed a regulatory complaint with the Massachusetts Department of Public Utilities (“MDPU”) against New England Gas Company with respect to certain environmental cost recoveries. The AG is seeking a refund to New England Gas Company customers for alleged “excessive and imprudently incurred costs” related to legal fees associated with Southern Union’s environmental response activities. In the complaint, the AG requests that the MDPU

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initiate an investigation into the New England Gas Company’s collection and reconciliation of recoverable environmental costs including: (i) the prudence of any and all legal fees, totaling approximately $19 million, that were charged by the Kasowitz, Benson, Torres & Friedman firm and passed through the recovery mechanism since 2005, the year when a partner in the firm, the Southern Union former Vice Chairman, President and Chief Operating Officer, joined Southern Union’s management team; (ii) the prudence of any and all legal fees that were charged by the Bishop, London & Dodds firm and passed through the recovery mechanism since 2005, the period during which a member of the firm served as Southern Union’s Chief Ethics Officer; and (iii) the propriety and allocation of certain legal fees charged that were passed through the recovery mechanism that the AG contends only qualify for a lesser, 50%, level of recovery. Southern Union has filed its answer denying the allegations and moved to dismiss the complaint, in part on a theory of collateral estoppel. The hearing officer has deferred consideration of Southern Union’s motion to dismiss. The AG’s motion to be reimbursed expert and consultant costs by Southern Union of up to $150,000 was granted. By tariff, these costs are recoverable through rates charged to New England Gas Company customers. The hearing officer previously stayed discovery pending resolution of a dispute concerning the applicability of attorney-client privilege to legal billing invoices. The MDPU issued an interlocutory order on June 24, 2013 that lifted the stay, and discovery has resumed. Panhandle (as successor to Southern Union) believes it has complied with all applicable requirements regarding its filings for cost recovery and has not recorded any accrued liability; however, Panhandle will continue to assess its potential exposure for such cost recoveries as the matter progresses.

Compliance Orders from the New Mexico Environmental Department

Regency received a Notice of Violation from the New Mexico Environmental Department on September 23, 2015 for allegations of violations of New Mexico air regulations related to Jal #3. The Partnership has accrued $250,000 related to the claims and will continue to assess its potential exposure to the allegations as the matter progresses.

Lone Star NGL Fractionators Notice of Enforcement

Lone Star NGL Fractionators received a Notice of Enforcement from the Texas Commission on Environmental Quality on August 28, 2015 for allegations of violations of Texas air regulations related to Mont Belvieu Gas Plant. The Partnership has accrued $300,000 related to the claims and will continue to assess its potential exposure to the allegations as the matter progresses.

Environmental Matters

Our operations are subject to extensive federal, tribal, state and local environmental and safety laws and regulations that require expenditures to ensure compliance, including related to air emissions and wastewater discharges, at operating facilities and for remediation at current and former facilities as well as waste disposal sites. Although we believe our operations are in substantial compliance with applicable environmental laws and regulations, risks of additional costs and liabilities are inherent in the business of transporting, storing, gathering, treating, compressing, blending and processing natural gas, natural gas liquids and other products. As a result, there can be no assurance that significant costs and liabilities will not be incurred. Costs of planning, designing, constructing and operating pipelines, plants and other facilities must incorporate compliance with environmental laws and regulations and safety standards. Failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal penalties, the imposition of investigatory, remedial and corrective action obligations, the issuance of injunctions in affected areas and the filing of federally authorized citizen suits. Contingent losses related to all significant known environmental matters have been accrued and/or separately disclosed. However, we may revise accrual amounts prior to resolution of a particular contingency based on changes in facts and circumstances or changes in the expected outcome.

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Environmental exposures and liabilities are difficult to assess and estimate due to unknown factors such as the magnitude of possible contamination, the timing and extent of remediation, the determination of our liability in proportion to other parties, improvements in cleanup technologies and the extent to which environmental laws and regulations may change in the future. Although environmental costs may have a significant impact on the results of operations for any single period, we believe that such costs will not have a material adverse effect on our financial position.

Based on information available at this time and reviews undertaken to identify potential exposure, we believe the amount reserved for environmental matters is adequate to cover the potential exposure for cleanup costs.

Environmental Remediation

Our subsidiaries are responsible for environmental remediation at certain sites, including the following:

•	Certain of our interstate pipelines conduct soil and groundwater remediation related to contamination from past uses of PCBs. PCB assessments are ongoing and, in some cases, our subsidiaries could potentially be held responsible for contamination caused by other parties.

•	Certain gathering and processing systems are responsible for soil and groundwater remediation related to releases of hydrocarbons.

•	Currently operating Sunoco, Inc. retail sites.

•	Legacy sites related to Sunoco, Inc., that are subject to environmental assessments include formerly owned terminals and other logistics assets, retail sites that Sunoco, Inc. no longer operates, closed and/or sold refineries and other formerly owned sites.

•	Sunoco, Inc. is potentially subject to joint and several liability for the costs of remediation at sites at which it has been identified as a “potentially responsible party” (“PRP”). As of December 31, 2015, Sunoco, Inc. had been named as a PRP at approximately 50 identified or potentially identifiable “Superfund” sites under federal and/or comparable state law. Sunoco, Inc. is usually one of a number of companies identified as a PRP at a site. Sunoco, Inc. has reviewed the nature and extent of its involvement at each site and other relevant circumstances and, based upon Sunoco, Inc.’s purported nexus to the sites, believes that its potential liability associated with such sites will not be significant.

To the extent estimable, expected remediation costs are included in the amounts recorded for environmental matters in our consolidated balance sheets. In some circumstances, future costs cannot be reasonably estimated because remediation activities are undertaken as claims are made by customers and former customers. To the extent that an environmental remediation obligation is recorded by a subsidiary that applies regulatory accounting policies, amounts that are expected to be recoverable through tariffs or rates are recorded as regulatory assets on our consolidated balance sheets.

The table below reflects the amounts of accrued liabilities recorded in our consolidated balance sheets related to environmental matters that are considered to be probable and reasonably estimable. Currently, we are not able to estimate possible losses or a range of possible losses in excess of amounts accrued. Except for matters discussed above, we do not have any material environmental matters assessed as reasonably possible that would require disclosure in our consolidated financial statements.

	December 31,
	2015	2014
Current	$42	$41
Non-current	326	360

Total environmental liabilities	$368	$401

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In 2013, we established a wholly-owned captive insurance company to bear certain risks associated with environmental obligations related to certain sites that are no longer operating. The premiums paid to the captive insurance company include estimates for environmental claims that have been incurred but not reported, based on an actuarially determined fully developed claims expense estimate. In such cases, we accrue losses attributable to unasserted claims based on the discounted estimates that are used to develop the premiums paid to the captive insurance company.

During the years ended December 31, 2015 and 2014, the Partnership recorded $38 million and $48 million, respectively, of expenditures related to environmental cleanup programs.

On December 2, 2010, Sunoco, Inc. entered an Asset Sale and Purchase Agreement to sell the Toledo Refinery to Toledo Refining Company LLC (TRC) wherein Sunoco, Inc. retained certain liabilities associated with the pre-Closing time period. On January 2, 2013, USEPA issued a Finding of Violation (FOV) to TRC and, on September 30, 2013, EPA issued an NOV/FOV to TRC alleging Clean Air Act violations. To date, EPA has not issued an FOV or NOV/FOV to Sunoco, Inc. directly but some of EPA’s claims relate to the time period that Sunoco, Inc. operated the refinery. Specifically, EPA has claimed that the refinery flares were not operated in a manner consistent with good air pollution control practice for minimizing emissions and/or in conformance with their design, and that Sunoco, Inc. submitted semi-annual compliance reports in 2010 and 2011 and EPA that failed to include all of the information required by the regulations. EPA has proposed penalties in excess of $200,000 to resolve the allegations and discussions continue between the parties. The timing or outcome of this matter cannot be reasonably determined at this time, however, we do not expect there to be a material impact to its results of operations, cash flows or financial position.

Our pipeline operations are subject to regulation by the U.S. Department of Transportation under the PHMSA, pursuant to which the PHMSA has established requirements relating to the design, installation, testing, construction, operation, replacement and management of pipeline facilities. Moreover, the PHMSA, through the Office of Pipeline Safety, has promulgated a rule requiring pipeline operators to develop integrity management programs to comprehensively evaluate their pipelines, and take measures to protect pipeline segments located in what the rule refers to as “high consequence areas.” Activities under these integrity management programs involve the performance of internal pipeline inspections, pressure testing or other effective means to assess the integrity of these regulated pipeline segments, and the regulations require prompt action to address integrity issues raised by the assessment and analysis. Integrity testing and assessment of all of these assets will continue, and the potential exists that results of such testing and assessment could cause us to incur future capital and operating expenditures for repairs or upgrades deemed necessary to ensure the continued safe and reliable operation of our pipelines; however, no estimate can be made at this time of the likely range of such expenditures.

Our operations are also subject to the requirements of the OSHA, and comparable state laws that regulate the protection of the health and safety of employees. In addition, OSHA’s hazardous communication standard requires that information be maintained about hazardous materials used or produced in our operations and that this information be provided to employees, state and local government authorities and citizens. We believe that our past costs for OSHA required activities, including general industry standards, record keeping requirements, and monitoring of occupational exposure to regulated substances have not had a material adverse effect on our results of operations but there is no assurance that such costs will not be material in the future.

12.	DERIVATIVE ASSETS AND LIABILITIES:

Commodity Price Risk

We are exposed to market risks related to the volatility of commodity prices. To manage the impact of volatility from these prices, our subsidiaries utilize various exchange-traded and OTC commodity financial instrument contracts. These contracts consist primarily of futures, swaps and options and are recorded at fair value in our consolidated balance sheets.

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We use futures and basis swaps, designated as fair value hedges, to hedge our natural gas inventory stored in our Bammel storage facility. At hedge inception, we lock in a margin by purchasing gas in the spot market or off peak season and entering into a financial contract. Changes in the spreads between the forward natural gas prices and the physical inventory spot price result in unrealized gains or losses until the underlying physical gas is withdrawn and the related designated derivatives are settled. Once the gas is withdrawn and the designated derivatives are settled, the previously unrealized gains or losses associated with these positions are realized.

We use futures, swaps and options to hedge the sales price of natural gas we retain for fees in our intrastate transportation and storage segment and operational gas sales on our interstate transportation and storage segment. These contracts are not designated as hedges for accounting purposes.

We use NGL and crude derivative swap contracts to hedge forecasted sales of NGL and condensate equity volumes we retain for fees in our midstream segment whereby our subsidiaries generally gather and process natural gas on behalf of producers, sell the resulting residue gas and NGL volumes at market prices and remit to producers an agreed upon percentage of the proceeds based on an index price for the residue gas and NGL. These contracts are not designated as hedges for accounting purposes.

We use derivatives in our liquids transportation and services segment to manage our storage facilities and the purchase and sale of purity NGL. These contracts are not designated as hedges for accounting purposes.

Sunoco Logistics utilizes swaps, futures and other derivative instruments to mitigate the risk associated with market movements in the price of refined products and NGLs. These contracts are not designated as hedges for accounting purposes.

We use futures and swaps to achieve ratable pricing of crude oil purchases, to convert certain expected refined product sales to fixed or floating prices, to lock in margins for certain refined products and to lock in the price of a portion of natural gas purchases or sales and transportation costs in our retail marketing segment. These contracts are not designated as hedges for accounting purposes.

We use financial commodity derivatives to take advantage of market opportunities in our trading activities which complement our transportation and storage segment’s operations and are netted in cost of products sold in our consolidated statements of operations. We also have trading and marketing activities related to power and natural gas in our all other segment which are also netted in cost of products sold. As a result of our trading activities and the use of derivative financial instruments in our transportation and storage segment, the degree of earnings volatility that can occur may be significant, favorably or unfavorably, from period to period. We attempt to manage this volatility through the use of daily position and profit and loss reports provided to our risk oversight committee, which includes members of senior management, and the limits and authorizations set forth in our commodity risk management policy.

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The following table details our outstanding commodity-related derivatives:

	December 31, 2015		December 31, 2014
	Notional Volume	Maturity	Notional Volume	Maturity
Mark-to-Market Derivatives
(Trading)
Natural Gas (MMBtu):
Fixed Swaps/Futures	(602,500)	2016-2017	(232,500)	2015
Basis Swaps IFERC/NYMEX(1)	(31,240,000)	2016-2017	(13,907,500)	2015-2016
Options — Calls	—	—	5,000,000	2015
Power (Megawatt):
Forwards	357,092	2016-2017	288,775	2015
Futures	(109,791)	2016	(156,000)	2015
Options — Puts	260,534	2016	(72,000)	2015
Options — Calls	1,300,647	2016	198,556	2105
Crude (Bbls) — Futures	(591,000)	2016-2017	—	—
(Non-Trading)
Natural Gas (MMBtu):
Basis Swaps IFERC/NYMEX	(6,522,500)	2016-2017	57,500	2015
Swing Swaps IFERC	71,340,000	2016-2017	46,150,000	2015
Fixed Swaps/Futures	(14,380,000)	2016-2018	(34,304,000)	2015-2016
Forward Physical Contracts	21,922,484	2016-2017	(9,116,777)	2015
Natural Gas Liquid (Bbls) — Forwards/Swaps	(8,146,800)	2016-2018	(4,417,400)	2015
Refined Products (Bbls) — Futures	(1,289,000)	2016-2017	13,745,755	2015
Corn (Bushels) — Futures	1,185,000	2016	—	—
Fair Value Hedging Derivatives
(Non-Trading)
Natural Gas (MMBtu):
Basis Swaps IFERC/NYMEX	(37,555,000)	2016	(39,287,500)	2015
Fixed Swaps/Futures	(37,555,000)	2016	(39,287,500)	2015
Hedged Item — Inventory	37,555,000	2016	39,287,500	2015

(1)	Includes aggregate amounts for open positions related to Houston Ship Channel, Waha Hub, NGPL TexOk, West Louisiana Zone and Henry Hub locations.

Interest Rate Risk

We are exposed to market risk for changes in interest rates. To maintain a cost effective capital structure, we borrow funds using a mix of fixed rate debt and variable rate debt. We also manage our interest rate exposure by utilizing interest rate swaps to achieve a desired mix of fixed and variable rate debt. We also utilize forward starting interest rate swaps to lock in the rate on a portion of anticipated debt issuances.

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The following table summarizes our interest rate swaps outstanding, none of which are designated as hedges for accounting purposes:

			Notional Amount Outstanding
Entity	Term	Type(1)	December 31, 2015	December 31, 2014
ETP	July 2015(2)	Forward-starting to pay a fixed rate of 3.38% and receive a floating rate	—	200
ETP	July 2016(3)	Forward-starting to pay a fixed rate of 3.80% and receive a floating rate	200	200
ETP	July 2017(4)	Forward-starting to pay a fixed rate of 3.84% and receive a floating rate	300	300
ETP	July 2018(4)	Forward-starting to pay a fixed rate of 4.00% and receive a floating rate	200	200
ETP	July 2019(4)	Forward-starting to pay a fixed rate of 3.25% and receive a floating rate	200	300
ETP	July 2018	Pay a floating rate based on a 3-month LIBOR and receive a fixed rate of 1.53%	1,200	—
ETP	June 2021	Pay a floating rate based on a 3-month LIBOR and receive a fixed rate of 1.42%	300	—
ETP	February 2023	Pay a floating rate plus a spread of 1.73% and receive a fixed rate of 3.60%	—	200

(1)	Floating rates are based on 3-month LIBOR.
(2)	Represents the effective date. These forward-starting swaps have a term of 10 years with a mandatory termination date the same as the effective date.
(3)	Represents the effective date. These forward-starting swaps have terms of 10 and 30 years with a mandatory termination date the same as the effective date.
(4)	Represents the effective date. These forward-starting swaps have a term of 30 years with a mandatory termination date the same as the effective date.

Credit Risk

Credit risk refers to the risk that a counterparty may default on its contractual obligations resulting in a loss to the Partnership. Credit policies have been approved and implemented to govern ETP’s portfolio of counterparties with the objective of mitigating credit losses. These policies establish guidelines, controls and limits to manage credit risk within approved tolerances by mandating an appropriate evaluation of the financial condition of existing and potential counterparties, monitoring agency credit ratings, and by implementing credit practices that limit exposure according to the risk profiles of the counterparties. Furthermore, ETP may at times require collateral under certain circumstances to mitigate credit risk as necessary. ETP also implements the use of industry standard commercial agreements which allow for the netting of positive and negative exposures associated with transactions executed under a single commercial agreement. Additionally, ETP utilizes master netting agreements to offset credit exposure across multiple commercial agreements with a single counterparty or affiliated group of counterparties.

ETP’s counterparties consist of a diverse portfolio of customers across the energy industry, including petrochemical companies, commercial and industrials, oil and gas producers, municipalities, gas and electric utilities, midstream companies and independent power generators. ETP’s overall exposure may be affected positively or negatively by macroeconomic or regulatory changes that impact its counterparties to one extent or another. Currently, management does not anticipate a material adverse effect in our financial position or results of operations as a consequence of counterparty non-performance.

ETP has maintenance margin deposits with certain counterparties in the OTC market, primarily independent system operators, and with clearing brokers. Payments on margin deposits are required when the value of a

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derivative exceeds its pre-established credit limit with the counterparty. Margin deposits are returned to ETP on the settlement date for non-exchange traded derivatives, and ETP exchanges margin calls on a daily basis for exchange traded transactions. Since the margin calls are made daily with the exchange brokers, the fair value of the financial derivative instruments are deemed current and netted in deposits paid to vendors within other current assets in the consolidated balance sheets.

For financial instruments, failure of a counterparty to perform on a contract could result in our inability to realize amounts that have been recorded on our consolidated balance sheets and recognized in net income or other comprehensive income.

Derivative Summary

The following table provides a summary of our derivative assets and liabilities:

	Fair Value of Derivative Instruments
	Asset Derivatives		Liability Derivatives
	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014
Derivatives designated as hedging instruments:
Commodity derivatives (margin deposits)	$38	$43	$(3)	$—

	38	43	(3)	—
Derivatives not designated as hedging instruments:
Commodity derivatives (margin deposits)	353	617	(306)	(577)
Commodity derivatives	63	107	(47)	(23)
Interest rate derivatives	—	3	(171)	(155)
Embedded derivatives in ETP Preferred Units	—	—	(5)	(16)

	416	727	(529)	(771)

Total derivatives	$454	$770	$(532)	$(771)

The following table presents the fair value of our recognized derivative assets and liabilities on a gross basis and amounts offset on the consolidated balance sheets that are subject to enforceable master netting arrangements or similar arrangements:

		Asset Derivatives		Liability Derivatives
	Balance Sheet Location	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014
Derivatives without offsetting agreements	Derivative assets (liabilities)	$—	$3	$(176)	$(171)
Derivatives in offsetting agreements:
OTC contracts	Derivative assets (liabilities)	63	107	(47)	(23)
Broker cleared derivative contracts	Other current assets	391	660	(309)	(577)

		454	770	(532)	(771)
Offsetting agreements:
Counterparty netting	Derivative assets (liabilities)	(17)	(19)	17	19
Payments on margin deposit	Other current assets	(309)	(577)	309	577

Total net derivatives		$128	$174	$(206)	$(175)

We disclose the non-exchange traded financial derivative instruments as derivative assets and liabilities on our consolidated balance sheets at fair value with amounts classified as either current or long-term depending on the anticipated settlement date.

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The following tables summarize the amounts recognized with respect to our derivative financial instruments:

	Change in Value Recognized in OCI on Derivatives (Effective Portion)
	Years Ended December 31,
	2015	2014	2013
Derivatives in cash flow hedging relationships:
Commodity derivatives	$—	$—	$(1)

Total	$—	$—	$(1)

	Location of Gain/(Loss) Reclassified from AOCI into Income (Effective Portion)	Amount of Gain/(Loss) Reclassified from AOCI into Income (Effective Portion)
		Years Ended December 31,
		2015	2014	2013
Derivatives in cash flow hedging relationships:
Commodity derivatives	Cost of products sold	$—	$(3)	$4

Total		$—	$(3)	$4

	Location of Gain/(Loss) Recognized in Income on Derivatives	Amount of Gain/(Loss) Recognized in Income Representing Hedge Ineffectiveness and Amount Excluded from the Assessment of Effectiveness
		Years Ended December 31,
		2015	2014	2013
Derivatives in fair value hedging relationships (including hedged item):
Commodity derivatives	Cost of products sold	$21	$(8)	$8

Total		$21	$(8)	$8

	Location of Gain/(Loss) Recognized in Income on Derivatives	Amount of Gain/(Loss) Recognized in Income on Derivatives
		Years Ended December 31,
		2015	2014	2013
Derivatives not designated as hedging instruments:
Commodity derivatives – Trading	Cost of products sold	$(11)	$(6)	$(11)
Commodity derivatives – Non-trading	Cost of products sold	15	199	(21)
Commodity contracts – Non-trading	Deferred gas purchases	—	—	(3)
Interest rate derivatives	Gains (losses) on interest rate derivatives	(18)	(157)	53
Embedded derivatives	Other, net	12	3	6

Total		$(2)	$39	$24

13.	RETIREMENT BENEFITS:

Savings and Profit Sharing Plans

We and our subsidiaries sponsor defined contribution savings and profit sharing plans, which collectively cover virtually all eligible employees, including those of ETP, Sunoco LP and Lake Charles LNG. Employer matching contributions are calculated using a formula based on employee contributions. We and our subsidiaries have made matching contributions of $40 million, $50 million and $47 million to the 401(k) savings plan for the years ended December 31, 2015, 2014, and 2013, respectively.

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Pension and Other Postretirement Benefit Plans

Panhandle

Postretirement benefits expense for the years ended December 31, 2015 and 2014 reflect the impact of changes Panhandle or its affiliates adopted as of September 30, 2013, to modify its retiree medical benefits program, effective January 1, 2014. The modification placed all eligible retirees on a common medical benefit platform, subject to limits on Panhandle’s annual contribution toward eligible retirees’ medical premiums. Prior to January 1, 2013, affiliates of Panhandle offered postretirement health care and life insurance benefit plans (other postretirement plans) that covered substantially all employees. Effective January 1, 2013, participation in the plan was frozen and medical benefits were no longer offered to non-union employees. Effective January 1, 2014, retiree medical benefits were no longer offered to union employees.

Sunoco, Inc.

Sunoco, Inc. sponsors a defined benefit pension plan, which was frozen for most participants on June 30, 2010. On October 31, 2014, Sunoco, Inc. terminated the plan, and paid lump sums to eligible active and terminated vested participants in December 2015.

Sunoco, Inc. also has a plan which provides health care benefits for substantially all of its current retirees. The cost to provide the postretirement benefit plan is shared by Sunoco, Inc. and its retirees. Access to postretirement medical benefits was phased out or eliminated for all employees retiring after July 1, 2010. In March, 2012, Sunoco, Inc. established a trust for its postretirement benefit liabilities. Sunoco made a tax-deductible contribution of approximately $200 million to the trust. The funding of the trust eliminated substantially all of Sunoco, Inc.’s future exposure to variances between actual results and assumptions used to estimate retiree medical plan obligations.

Obligations and Funded Status

Pension and other postretirement benefit liabilities are accrued on an actuarial basis during the years an employee provides services.

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The following table contains information at the dates indicated about the obligations and funded status of pension and other postretirement plans on a combined basis:

	December 31, 2015			December 31, 2014
	Pension Benefits			Pension Benefits
	Funded Plans	Unfunded Plans	Other Postretirement Benefits	Funded Plans	Unfunded Plans	Other Postretirement Benefits
Change in benefit obligation:
Benefit obligation at beginning of period	$718	$65	$203	$632	$61	$223
Interest cost	23	2	4	28	3	5
Amendments	—	—	—	—	—	1
Benefits paid, net	(46)	(8)	(20)	(45)	(9)	(28)
Actuarial (gain) loss and other	16	(2)	(6)	130	10	2
Settlements	(691)	—	—	(27)	—	—

Benefit obligation at end of period	$20	$57	$181	$718	$65	$203

Change in plan assets:
Fair value of plan assets at beginning of period	$598	$—	$272	$600	$—	$284
Return on plan assets and other	16	—	—	70	—	7
Employer contributions	138	—	9	—	—	9
Benefits paid, net	(46)	—	(20)	(45)	—	(28)
Settlements	(691)	—	—	(27)	—	—

Fair value of plan assets at end of period	$15	$—	$261	$598	$—	$272

Amount underfunded (overfunded) at end of period	$5	$57	$(80)	$120	$65	$(69)

Amounts recognized in the consolidated balance sheets consist of:
Non-current assets	$—	$—	$103	$—	$—	$96
Current liabilities	—	(9)	(2)	—	(9)	(2)
Non-current liabilities	(5)	(48)	(22)	(120)	(56)	(25)

	$(5)	$(57)	$79	$(120)	$(65)	$69

Amounts recognized in accumulated other comprehensive loss (pre-tax basis) consist of:
Net actuarial gain	$2	$4	$(18)	$18	$7	$(21)
Prior service cost	—	—	16	—	—	18

	$2	$4	$(2)	$18	$7	$(3)

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The following table summarizes information at the dates indicated for plans with an accumulated benefit obligation in excess of plan assets:

	December 31, 2015			December 31, 2014
	Pension Benefits			Pension Benefits
	Funded Plans	Unfunded Plans	Other Postretirement Benefits	Funded Plans	Unfunded Plans	Other Postretirement Benefits
Projected benefit obligation	$20	$57	N/A	$718	$65	N/A
Accumulated benefit obligation	20	57	$181	718	65	$203
Fair value of plan assets	15	—	261	598	—	272

Components of Net Periodic Benefit Cost

	December 31, 2015		December 31, 2014
	Pension Benefits	Other Postretirement Benefits	Pension Benefits	Other Postretirement Benefits
Net Periodic Benefit Cost:
Interest cost	$25	$4	$31	$5
Expected return on plan assets	(16)	(8)	(40)	(8)
Prior service cost amortization	—	1	—	1
Actuarial loss amortization	—	—	(1)	(1)
Settlements	32	—	(4)	—

Net periodic benefit cost	$41	$(3)	$(14)	$(3)

Assumptions

The weighted-average assumptions used in determining benefit obligations at the dates indicated are shown in the table below:

	December 31, 2015		December 31, 2014
	Pension Benefits	Other Postretirement Benefits	Pension Benefits	Other Postretirement Benefits
Discount rate	3.59%	2.38%	3.62%	2.24%
Rate of compensation increase	N/A	N/A	N/A	N/A

The weighted-average assumptions used in determining net periodic benefit cost for the periods presented are shown in the table below:

	December 31, 2015		December 31, 2014
	Pension Benefits	Other Postretirement Benefits	Pension Benefits	Other Postretirement Benefits
Discount rate	3.65%	2.79%	4.65%	3.02%
Expected return on assets:
Tax exempt accounts	7.50%	7.00%	7.50%	7.00%
Taxable accounts	N/A	4.50%	N/A	4.50%
Rate of compensation increase	N/A	N/A	N/A	N/A

The long-term expected rate of return on plan assets was estimated based on a variety of factors including the historical investment return achieved over a long-term period, the targeted allocation of plan assets and

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expectations concerning future returns in the marketplace for both equity and fixed income securities. Current market factors such as inflation and interest rates are evaluated before long-term market assumptions are determined. Peer data and historical returns are reviewed to ensure reasonableness and appropriateness.

The assumed health care cost trend rates used to measure the expected cost of benefits covered by Panhandle’s and Sunoco, Inc.’s other postretirement benefit plans are shown in the table below:

	December 31,
	2015	2014
Health care cost trend rate	7.16%	7.09%
Rate to which the cost trend is assumed to decline (the ultimate trend rate)	5.39%	5.41%
Year that the rate reaches the ultimate trend rate	2018	2018

Changes in the health care cost trend rate assumptions are not expected to have a significant impact on postretirement benefits.

Plan Assets

For the Panhandle plans, the overall investment strategy is to maintain an appropriate balance of actively managed investments with the objective of optimizing longer-term returns while maintaining a high standard of portfolio quality and achieving proper diversification. To achieve diversity within its other postretirement plan asset portfolio, Panhandle has targeted the following asset allocations: equity of 25% to 35%, fixed income of 65% to 75% and cash and cash equivalents of up to 10%.

The investment strategy of Sunoco, Inc. funded defined benefit plans is to achieve consistent positive returns, after adjusting for inflation, and to maximize long-term total return within prudent levels of risk through a combination of income and capital appreciation. The objective of this strategy is to reduce the volatility of investment returns and maintain a sufficient funded status of the plans. In anticipation of the pension plan termination, Sunoco, Inc. targeted the asset allocations to a more stable position by investing in growth assets and liability hedging assets.

The fair value of the pension plan assets by asset category at the dates indicated is as follows:

		Fair Value Measurements at December 31, 2015 Using Fair Value Hierarchy
	Fair Value as of December 31, 2015	Level 1	Level 2	Level 3
Asset Category:
Mutual funds(1)	$15	$—	$15	$—

Total	$15	$—	$15	$—

(1)	Comprised of 100% equities as of December 31, 2015.

		Fair Value Measurements at December 31, 2014 Using Fair Value Hierarchy
	Fair Value as of December 31, 2014	Level 1	Level 2	Level 3
Asset Category:
Cash and cash equivalents	$25	$25	$—	$—
Mutual funds(1)	110	—	110	—
Fixed income securities	463	—	463	—

Total	$598	$25	$573	$—

(1)	Comprised of 100% equities as of December 31, 2014.

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The fair value of the other postretirement plan assets by asset category at the dates indicated is as follows:

		Fair Value Measurements at December 31, 2015 Using Fair Value Hierarchy
	Fair Value as of December 31, 2015	Level 1	Level 2	Level 3
Asset Category:
Cash and Cash Equivalents	$18	$18	$—	$—
Mutual funds(1)	141	141	—	—
Fixed income securities	102	—	102	—

Total	$261	$159	$102	$—

(1)	Primarily comprised of approximately 56% equities, 33% fixed income securities and 11% cash as of December 31, 2015.

		Fair Value Measurements at December 31, 2014 Using Fair Value Hierarchy
	Fair Value as of December 31, 2014	Level 1	Level 2	Level 3
Asset Category:
Cash and Cash Equivalents	$9	$9	$—	$—
Mutual funds(1)	138	138	—	—
Fixed income securities	125	—	125	—

Total	$272	$147	$125	$—

(1)	Primarily comprised of approximately 53% equities, 41% fixed income securities and 6% cash as of December 31, 2014.

The Level 1 plan assets are valued based on active market quotes. The Level 2 plan assets are valued based on the net asset value per share (or its equivalent) of the investments, which was not determinable through publicly published sources but was calculated consistent with authoritative accounting guidelines.

Contributions

We expect to contribute $16 million to pension plans and $10 million to other postretirement plans in 2016. The cost of the plans are funded in accordance with federal regulations, not to exceed the amounts deductible for income tax purposes.

Benefit Payments

Panhandle’s and Sunoco, Inc.’s estimate of expected benefit payments, which reflect expected future service, as appropriate, in each of the next five years and in the aggregate for the five years thereafter are shown in the table below:

	Pension Benefits
Years	Funded Plans	Unfunded Plans	Other Postretirement Benefits (Gross, Before Medicare Part D)
2016	$20	$9	$21
2017	—	7	20
2018	—	7	19
2019	—	6	17
2020	—	6	16
2021 – 2025	—	2	58

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The Medicare Prescription Drug Act provides for a prescription drug benefit under Medicare (“Medicare Part D”) as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a prescription drug benefit that is at least actuarially equivalent to Medicare Part D.

Panhandle does not expect to receive any Medicare Part D subsidies in any future periods.

14.	RELATED PARTY TRANSACTIONS:

The Parent Company has agreements with subsidiaries to provide or receive various general and administrative services. The Parent Company pays ETP to provide services on its behalf and the behalf of other subsidiaries of the Parent Company. The Parent Company receives management fees from certain of its subsidiaries, which include the reimbursement of various general and administrative services for expenses incurred by ETP on behalf of those subsidiaries. All such amounts have been eliminated in our consolidated financial statements.

In the ordinary course of business, our subsidiaries have related party transactions between each other which are generally based on transactions made at market-related rates. Our consolidated revenues and expenses reflect the elimination of all material intercompany transactions (see Note 15).

In addition, subsidiaries of ETE recorded sales with affiliates of $290 million, $965 million and $1.44 billion during the years ended December 31, 2015, 2014 and 2013, respectively.

15.	REPORTABLE SEGMENTS:

Subsequent to ETE’s acquisition of a controlling interest in Sunoco LP, our financial statements reflect the following reportable business segments:

•	Investment in ETP, including the consolidated operations of ETP;

•	Investment in Sunoco LP, including the consolidated operations of Sunoco LP;

•	Investment in Lake Charles LNG, including the operations of Lake Charles LNG; and

•	Corporate and Other, including the following:

•	activities of the Parent Company; and

•	the goodwill and property, plant and equipment fair value adjustments recorded as a result of the 2004 reverse acquisition of Heritage Propane Partners, L.P.

ETP completed its acquisition of Regency in April 2015; therefore, the Investment in ETP segment amounts have been retrospectively adjusted to reflect Regency for the periods presented.

The Investment in Sunoco LP segment reflects the results of Sunoco LP beginning August 29, 2014, the date that ETP originally obtained control of Sunoco LP. ETE’s consolidated results reflect the elimination of MACS, Sunoco, LLC and Susser for the periods during which those entities were included in the consolidated results of both ETP and Sunoco LP. In addition, subsequent to July 2015, ETP holds an equity method investment in Sunoco, LLC, and a continuing investment in Sunoco LP the equity in earnings from which is also eliminated in ETE’s consolidated financial statements.

We define Segment Adjusted EBITDA as earnings before interest, taxes, depreciation, depletion, amortization and other non-cash items, such as non-cash compensation expense, gains and losses on disposals of assets, the allowance for equity funds used during construction, unrealized gains and losses on commodity risk management activities, non-cash impairment charges, loss on extinguishment of debt, gain on deconsolidation and other non-operating income or expense items. Unrealized gains and losses on commodity risk management activities include unrealized gains and losses on commodity derivatives and inventory fair value adjustments (excluding lower of cost or market adjustments). Segment Adjusted EBITDA reflects amounts for unconsolidated affiliates based on the Partnership’s proportionate ownership

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and amounts for less than wholly owned subsidiaries based on 100% of the subsidiaries’ results of operations. Based on the change in our reportable segments we have recast the presentation of our segment results for the prior years to be consistent with the current year presentation.

Eliminations in the tables below include the following:

•	ETP’s Segment Adjusted EBITDA reflected the results of Lake Charles LNG prior to the Lake Charles LNG Transaction, which was effective January 1, 2014. The Investment in Lake Charles LNG segment reflected the results of operations of Lake Charles LNG for all periods presented. Consequently, the results of operations of Lake Charles LNG were reflected in two segments for the year ended December 31, 2013. Therefore, the results of Lake Charles LNG were included in eliminations for 2013.

•	MACS, Sunoco LLC and Susser for the periods during which those entities were included in the consolidated results of both ETP and Sunoco LP, as discussed above.

	Years Ended December 31,
	2015	2014	2013
Revenues:
Investment in ETP:
Revenues from external customers	$34,156	$55,475	$48,335
Intersegment revenues	136	—	—

	34,292	55,475	48,335
Investment in Sunoco LP:
Revenues from external customers	15,163	5,972	—
Intersegment revenues	1,772	853	—

	16,935	6,825	—
Investment in Lake Charles LNG:
Revenues from external customers	216	216	216
Adjustments and Eliminations:	(9,317)	(6,825)	(216)

Total revenues	$42,126	$55,691	$48,335

Costs of products sold:
Investment in ETP	$27,029	$48,414	$42,580
Investment in Sunoco LP	15,477	6,444	—
Adjustments and Eliminations	(8,497)	(6,444)	—

Total costs of products sold	$34,009	$48,414	$42,580

Depreciation, depletion and amortization:
Investment in ETP	$1,929	$1,669	$1,296
Investment in Sunoco LP	201	60	—
Investment in Lake Charles LNG	39	39	39
Corporate and Other	17	16	16
Adjustments and Eliminations	(107)	(60)	(38)

Total depreciation, depletion and amortization	$2,079	$1,724	$1,313

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	Years Ended December 31,
	2015	2014	2013
Equity in earnings of unconsolidated affiliates:
Investment in ETP	$469	$332	$236
Adjustments and Eliminations	(193)	—	—

Total equity in earnings of unconsolidated affiliates	$276	$332	$236

	Years Ended December 31,
	2015	2014	2013
Segment Adjusted EBITDA:
Investment in ETP	$5,714	$5,710	$4,404
Investment in Sunoco LP	614	277	—
Investment in Lake Charles LNG	196	195	187
Corporate and Other	(104)	(97)	(43)
Adjustments and Eliminations	(485)	(245)	(181)

Total Segment Adjusted EBITDA	5,935	5,840	4,367
Depreciation, depletion and amortization	(2,079)	(1,724)	(1,313)
Interest expense, net of interest capitalized	(1,643)	(1,369)	(1,221)
Gain on sale of AmeriGas common units	—	177	87
Impairment losses	(339)	(370)	(689)
Gains (losses) on interest rate derivatives	(18)	(157)	53
Non-cash unit-based compensation expense	(91)	(82)	(61)
Unrealized gains (losses) on commodity risk management activities	(65)	116	48
Losses on extinguishments of debt	(43)	(25)	(162)
Inventory valuation adjustments	(249)	(473)	3
Adjusted EBITDA related to discontinued operations	—	(27)	(76)
Adjusted EBITDA related to unconsolidated affiliates	(713)	(748)	(727)
Equity in earnings of unconsolidated affiliates	276	332	236
Non-operating environmental remediation	—	—	(168)
Other, net	22	(73)	(2)

Income from continuing operations before income tax expense	$993	$1,417	$375

	December 31,
	2015	2014	2013
Total assets:
Investment in ETP	$65,173	$62,518	$49,900
Investment in Sunoco LP	6,248	6,149	—
Investment in Lake Charles LNG	1,369	1,210	1,338
Corporate and Other	638	1,119	720
Adjustments and Eliminations	(2,239)	(6,717)	(1,628)

Total	$71,189	$64,279	$50,330

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	Years Ended December 31,
	2015	2014	2013
Additions to property, plant and equipment, net of contributions in aid of construction costs (accrual basis):
Investment in ETP	$8,167	$5,494	$3,327
Investment in Sunoco LP	368	116	—
Investment in Lake Charles LNG	1	1	2
Adjustments and Eliminations	—	(52)	13

Total	$8,536	$5,559	$3,342

	December 31,
	2015	2014	2013
Advances to and investments in affiliates:
Investment in ETP	$5,003	$3,760	$4,050
Adjustments and Eliminations	(1,541)	(101)	(36)

Total	$3,462	$3,659	$4,014

The following tables provide revenues, grouped by similar products and services, for our reportable segments. These amounts include intersegment revenues for transactions between ETP and Sunoco LP.

Investment in ETP

	Years Ended December 31,
	2015	2014	2013
Intrastate Transportation and Storage	$1,912	$2,645	$2,242
Interstate Transportation and Storage	1,008	1,057	1,270
Midstream	2,622	4,770	3,220
Liquids Transportation and Services	3,232	3,730	2,025
Investment in Sunoco Logistics	10,302	17,920	16,480
Retail Marketing	12,478	22,484	21,004
All Other	2,738	2,869	2,094

Total revenues	34,292	55,475	48,335
Less: Intersegment revenues	136	—	—

Revenues from external customers	$34,156	$55,475	$48,335

Investment in Sunoco LP

	Years Ended December 31,
	2015	2014	2013
Retail operations	$4,919	$1,805	$—
Wholesale operations	12,016	5,020	—

Total revenues	16,935	6,825	—
Less: Intersegment revenues	1,772	853	—

Revenues from external customers	$15,163	$5,972	$—

Investment in Lake Charles LNG

Lake Charles LNG’s revenues of $216 million, $216 million and $216 million for the years ended December 31, 2015, 2014 and 2013, respectively, were related to LNG terminalling.

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16.	QUARTERLY FINANCIAL DATA (UNAUDITED):

Summarized unaudited quarterly financial data is presented below. Earnings per unit are computed on a stand-alone basis for each quarter and total year.

	Quarters Ended
	March 31	June 30	September 30	December 31	Total Year
2015:
Revenues	$10,380	$11,594	$10,616	$9,536	$42,126
Operating income	617	896	650	236	2,399
Net income (loss)	221	772	238	(138)	1,093
Limited Partners’ interest in net income	282	298	291	312	1,183
Basic net income per limited partner unit	$0.26	$0.28	$0.28	$0.30	$1.11
Diluted net income per limited partner unit	$0.26	$0.28	$0.28	$0.30	$1.11

	Quarters Ended
	March 31	June 30	September 30	December 31	Total Year
2014:
Revenues	$13,080	$14,143	$14,987	$13,481	$55,691
Operating income	710	773	822	165	2,470
Net income (loss)	448	500	470	(294)	1,124
Limited Partners’ interest in net income	167	163	188	111	629
Basic net income per limited partner unit	$0.15	$0.15	$0.18	$0.11	$0.58
Diluted net income per limited partner unit	$0.15	$0.15	$0.18	$0.11	$0.57

The three months ended December 31, 2015 and 2014 reflected the unfavorable impacts of $171 million and $456 million, respectively, related to non-cash inventory valuation adjustments primarily in ETP’s investment in Sunoco Logistics and retail marketing operations and our investment in Sunoco LP. The three months ended December 31, 2015 and 2014 reflected the recognition of impairment losses of $339 million and $370 million, respectively. Impairment losses in 2015 were primarily related to ETP’s Lone Star Refinery Services operations and ETP’s Transwestern pipeline, and in 2014, impairment losses were primarily related to Regency’s Permian Basin gathering and processing operations.

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17.	SUPPLEMENTAL FINANCIAL STATEMENT INFORMATION:

Following are the financial statements of the Parent Company, which are included to provide additional information with respect to the Parent Company’s financial position, results of operations and cash flows on a stand-alone basis:

BALANCE SHEETS

	December 31,
	2015	2014
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1	$2
Accounts receivable from related companies	34	14
Other current assets	—	1

Total current assets	35	17
PROPERTY, PLANT AND EQUIPMENT, net	20	—
ADVANCES TO AND INVESTMENTS IN UNCONSOLIDATED AFFILIATES	5,764	5,390
INTANGIBLE ASSETS, net	6	10
GOODWILL	9	9
OTHER NON-CURRENT ASSETS, net	10	12

Total assets	$5,844	$5,438

LIABILITIES AND PARTNERS’ CAPITAL
CURRENT LIABILITIES:
Accounts payable to related companies	$111	$11
Interest payable	66	58
Accrued and other current liabilities	1	3

Total current liabilities	178	72
LONG-TERM DEBT, less current maturities	6,332	4,646
NOTE PAYABLE TO AFFILIATE	265	54
OTHER NON-CURRENT LIABILITIES	1	2

COMMITMENTS AND CONTINGENCIES

PARTNERS’ CAPITAL:
General Partner	(2)	(1)
Limited Partners:
Limited Partners – Common Unitholders (1,044,767,336 and 1,077,533,798 units authorized, issued and outstanding at December 31, 2015 and 2014, respectively)	(952)	648
Class D Units (2,156,000 and 3,080,000 units authorized, issued and outstanding as of December 31, 2015 and 2014, respectively)	22	22
Accumulated other comprehensive income (loss)	—	(5)

Total partners’ capital	(932)	664

Total liabilities and partners’ capital	$5,844	$5,438

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STATEMENTS OF OPERATIONS

	Years Ended December 31,
	2015	2014	2013
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	$(112)	$(111)	$(56)
OTHER INCOME (EXPENSE):
Interest expense, net of interest capitalized	(294)	(205)	(210)
Equity in earnings of unconsolidated affiliates	1,601	955	617
Gains on interest rate derivatives	—	—	9
Loss on extinguishment of debt	—	—	(157)
Other, net	(5)	(5)	(8)

INCOME BEFORE INCOME TAXES	1,190	634	195
Income tax expense (benefit)	1	1	(1)

NET INCOME	1,189	633	196
GENERAL PARTNER’S INTEREST IN NET INCOME	3	2	—
CLASS D UNITHOLDER’S INTEREST IN NET INCOME	3	2	—

LIMITED PARTNERS’ INTEREST IN NET INCOME	$1,183	$629	$196

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STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2015	2014	2013
NET CASH FLOWS PROVIDED BY OPERATING ACTIVITIES	$1,103	$816	$768

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash paid for Bakken Pipeline Transaction	(817)	—	—
Proceeds from ETP Holdco Transaction	—	—	1,332
Contributions to unconsolidated affiliates	—	(118)	(8)
Capital expenditures	(19)	—	—
Purchase of additional interest in Regency	—	(800)	—
Payments received on note receivable from affiliate	—	—	166

Net cash provided by (used in) investing activities	(836)	(918)	1,490

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from borrowings	3,672	3,020	2,080
Principal payments on debt	(1,985)	(1,142)	(3,235)
Distributions to partners	(1,090)	(821)	(733)
Proceeds from affiliate	210	54	—
Redemption of Preferred Units	—	—	(340)
Units repurchased under buyback program	(1,064)	(1,000)	—
Debt issuance costs	(11)	(15)	(31)

Net cash provided by (used in) financing activities	(268)	96	(2,259)

DECREASE IN CASH AND CASH EQUIVALENTS	(1)	(6)	(1)
CASH AND CASH EQUIVALENTS, beginning of period	2	8	9

CASH AND CASH EQUIVALENTS, end of period	$1	$2	$8

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ANNEX A: AGREEMENT AND PLAN OF MERGER

EXECUTION VERSION

ANNEX A

AGREEMENT AND PLAN OF MERGER

dated as of September 28, 2015,

among

ENERGY TRANSFER CORP LP,

ETE CORP GP, LLC,

ENERGY TRANSFER EQUITY, L.P.,

LE GP, LLC,

ENERGY TRANSFER EQUITY GP, LLC

and

THE WILLIAMS COMPANIES, INC.

AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of September 28, 2015, among ENERGY TRANSFER CORP LP, a Delaware limited partnership (“TopCo”), ETE CORP GP, LLC, a Delaware limited liability company and the general partner of TopCo (“TopCo GP”), ENERGY TRANSFER EQUITY, L.P., a Delaware limited partnership (“Parent”), LE GP, LLC, a Delaware limited liability company and the general partner of Parent (“Parent GP”), ENERGY TRANSFER EQUITY GP, LLC, a Delaware limited liability company (“ETE GP”), and THE WILLIAMS COMPANIES, INC., a Delaware corporation (the “Company”).

WHEREAS the Board of Directors of the Company has (a) approved and declared advisable and resolved to recommend to its stockholders the adoption of (i) this Agreement, (ii) the merger of the Company with and into TopCo, with TopCo surviving the Merger (the “Merger”) following the effectiveness of TopCo’s election to be classified as a corporation for U.S. Federal income Tax purposes, upon the terms and subject to the conditions set forth in this Agreement, whereby each issued and outstanding share of common stock, par value $1.00 per share, of the Company (“Company Common Stock”), other than (a) shares of Company Common Stock owned directly by the Company, as treasury stock, (b) shares of Company Common Stock owned directly by TopCo, (c) the Subsidiary-Owned Company Shares and (d) the Appraisal Shares, will be converted into the right to receive the Merger Consideration, and (iii) the Transactions, and (b) declared that it is in the best interests of the stockholders of the Company that the Company enter into this Agreement and consummate the Merger and the other Transactions on the terms and subject to the conditions set forth herein;

WHEREAS in connection with the Merger, (a) an amount of cash of the Surviving Entity (other than the Parent Cash Deposit) shall be contributed to ETE GP such that ETE GP may contribute such cash to Parent in exchange for newly issued general partner units and (b) all the remaining assets and liabilities of the Surviving Entity (other than its membership interest in ETE GP) (the “Contributed Assets”) shall be contributed to Parent in exchange for newly issued Class E common units representing limited partner interests in Parent (the “Parent Class E Units”) pursuant to the Contribution and the Parent Class E Issuance, upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS TopCo GP has (a) determined that it is in the best interests of TopCo and its equityholder, and declared it advisable, to enter into this Agreement, and (b) approved the execution, delivery and performance of this Agreement and the consummation of the Transactions, including the Merger, the Contribution and the Parent Class E Issuance;

WHEREAS Parent GP has (a) determined that it is in the best interests of Parent GP and Parent and their respective members and unitholders, and declared it advisable, to enter into this Agreement, and (b) approved the execution, delivery and performance of this Agreement and the consummation of the Transactions;

WHEREAS for U.S. Federal income Tax purposes, (a)(i) the Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder (such qualification, the “Intended Tax Treatment”), and (ii) this Agreement is intended to be, and hereby is, adopted as a “plan of reorganization,” within the meaning of Treasury Regulation Section 1.368-2(g), for purposes of Sections 354 and 361 of the Code, and (b) the Contribution and the Parent Class E Issuance are intended to qualify as an exchange described in Section 721(a) of the Code;

WHEREAS immediately prior to the execution of this Agreement by the Company, the Agreement and Plan of Merger, dated as of May 12, 2015, by and among the Company, SCMS LLC, WPZ and WPZ GP LLC (“WPZ GP”) (the “WPZ Merger Agreement”) has been terminated in accordance with its terms and the Parent Termination Fee (as defined in the WPZ Merger Agreement) has been paid by WPZ GP LLC to WPZ through the execution of the IDR Waiver (as defined in the WPZ Merger Agreement, the “WPZ Fee”); and

WHEREAS the parties hereto desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

NOW, THEREFORE, the parties hereto agree as follows:

ARTICLE I

The Transactions

SECTION 1.01. The Merger; the Contribution; the Parent Class E Issuance.

(a) The Merger.

(i) At the Effective Time, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”) and the Delaware Revised Uniform Limited Partnership Act, as amended (the “DRULPA”), the Company shall be merged with and into TopCo, whereupon the separate corporate existence of the Company shall cease, and TopCo shall continue its existence under Delaware law as the surviving entity in the Merger (the “Surviving Entity”).

(ii) On the Closing Date, the Company and TopCo shall file the certificate of merger (the “Certificate of Merger”), executed in accordance with, and containing such information as is required by, the relevant provisions of the DGCL and the DRULPA with the Secretary of State of the State of Delaware. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware, or at such later time as is agreed between the parties and specified in the Certificate of Merger in accordance with the relevant provisions of the DGCL and the DRULPA (such date and time is hereinafter referred to as the “Effective Time”).

(b) The GP Merger; the Contribution; the Parent Class E Issuance.

(i) On the Closing Date, immediately following the Effective Time and concurrent with the Contribution and the Parent Class E Issuance, in accordance with the applicable provisions of the Delaware Limited Liability Company Act (the “DLLCA”), Parent GP shall be merged with and into ETE GP (the “GP Merger”), whereupon the separate company existence of Parent GP shall cease, and ETE GP shall continue its existence under Delaware law as the surviving company in the GP Merger and as the general partner of Parent (the “GP Surviving Company”). Parent GP and ETE GP shall file the certificate of merger (the “GP Certificate of Merger”), executed in accordance with, and containing such information as is required by, the relevant provisions of the DLLCA with the Secretary of State of the State of Delaware. The GP Merger shall become effective at such time as the GP Certificate of Merger is duly filed with the Secretary of State of the State of Delaware (such date and time is hereinafter referred to as the “GP Merger Effective Time”). The effects of the GP Merger shall be as provided in this Agreement and in the applicable provisions of the DLLCA. Without limiting the generality of the foregoing, and subject thereto, at the GP Merger Effective Time, all of the property, rights, privileges, powers and franchises of Parent GP and ETE GP shall vest in the GP Surviving Company, and all debts, liabilities and duties of the Parent GP and ETE GP shall become the debts, liabilities and duties of the GP Surviving Company, all as provided under the DLLCA. In the GP Merger, each unit representing a limited liability company interest of Parent GP issued and outstanding prior to the GP Merger Effective Time and each unit representing a limited liability company interest of ETE GP issued and outstanding prior to the GP Merger Effective Time shall automatically be converted into a limited liability company interest of the GP Surviving Company as set forth in Section 1.01(b)(i) of the Parent Disclosure Letter. At the GP Merger Effective Time, the certificate of formation and limited liability company agreement of Energy Transfer Equity GP, LLC, substantially in the forms set forth in Exhibit A and Exhibit B, respectively, shall be the certificate of formation and the limited liability company agreement, respectively, of the GP Surviving Company until thereafter amended in accordance with the provisions thereof and applicable Law. Subject to applicable Law, the directors of Parent GP immediately prior to the GP Merger Effective Time shall be the initial directors of the GP Surviving Company and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal. The officers of Parent GP immediately prior to the GP Merger Effective Time shall be the initial officers of the GP Surviving Company and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

(ii) Concurrent with the GP Merger, the GP Surviving Company and Parent shall execute Amendment No. 5 to the Third Amended and Restated Agreement of Limited Partnership of Parent (the “Parent Partnership Agreement Amendment”) substantially in the form attached hereto as Exhibit C, pursuant to which the terms of the Parent Class E Units will be established.

(iii) On the Closing Date, immediately following the Effective Time and concurrent with the GP Merger, the Surviving Entity shall contribute the Contributed Assets to Parent (the “Contribution”), in exchange for the issuance by Parent to TopCo of a number of newly issued Parent Class E Units equal to the aggregate number of TopCo Common Shares to be issued pursuant to Article II (the “Parent Class E Issuance”). Parent and TopCo shall cause the Contribution and the Parent Class E Issuance to be consummated on the Closing Date after the Effective Time by executing a Contribution and Assumption Agreement substantially in the form attached hereto as Exhibit D.

SECTION 1.02. The Closing. The closing of the Merger (the “Closing”) shall take place at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York, at 10:00 a.m., local time, on a date to be agreed upon by the parties in writing (the “Closing Date”), which shall be no later than the third business day after the satisfaction or waiver (to the extent permitted by applicable Law) of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied by action taken at the Closing, but subject to the satisfaction or waiver of such conditions), or at such other place, date and time as the Company and Parent may agree in writing; provided, however, that upon satisfaction or waiver of all the conditions set forth in Article VI (excluding conditions that, by their terms, cannot be satisfied until the Closing Date, but subject to the satisfaction or waiver of such conditions) Parent may, on one occasion, by giving written notice to the Company no later than two business days prior to the date the Closing is scheduled to occur, elect to postpone the Closing Date for a period of time not to exceed 15 consecutive business days in order to facilitate the Financings (as defined below).

SECTION 1.03. Effects of the Merger. The effects of the Merger shall be as provided in this Agreement and in the applicable provisions of the DGCL and the DRULPA. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the property, rights, privileges, powers and franchises of the Company and TopCo shall vest in the Surviving Entity, and all debts, liabilities and duties of the Company and TopCo shall become the debts, liabilities and duties of the Surviving Entity, all as provided under the DGCL and the DRULPA.

SECTION 1.04. Certificate of Formation and Limited Partnership Agreement of the Surviving Entity. At the Effective Time, (a) the certificate of formation and limited partnership agreement of TopCo substantially in the forms attached hereto as Exhibit E and Exhibit F, respectively, shall be the certificate of formation and the limited partnership agreement, respectively, of the Surviving Entity, until thereafter amended in accordance with the provisions thereof and applicable Law, and (b) the sole member of TopCo GP will execute the First Amended and Restated Limited Liability Company Agreement of TopCo GP substantially in the form attached hereto as Exhibit G.

ARTICLE II

Effect of the Merger on the Equity of the

Constituent Entities; Exchange Fund;

Company Equity Awards

SECTION 2.01. Effect on Equity. Subject to the provisions of this Article II, at the Effective Time, by virtue of the Merger and without any action on the part of the Company or TopCo or the holder of any shares of Company Common Stock or any shares of equity of TopCo:

(a) Cancelation of Treasury Stock and TopCo-Owned Stock. Each share of Company Common Stock that is directly owned by the Company, as treasury stock, or by TopCo immediately prior to the Effective Time shall automatically be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor (the “Canceled Shares”).

(b) Conversion of Company Common Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than the Canceled Shares, the Subsidiary-Owned Company Shares and, except as provided in Section 2.01(g), the Appraisal Shares) shall be converted into the right to receive any of the following forms of consideration (the “Merger Consideration”):

(i) for each share of Company Common Stock with respect to which an election to receive shares (a “Share Election”) has been validly made and not revoked (collectively, the “Share Election Shares”), the right to receive from TopCo the number of validly issued, fully paid and nonassessable TopCo Common Shares as is equal to 1.8716 (the “Share Consideration” or the “Share Consideration Ratio”), with each TopCo Common Share having attached to it one contingent consideration right, which shall represent the right to receive a contingent payment in accordance with the terms and conditions of the CCR Agreement (a “CCR”);

(ii) for each share of Company Common Stock with respect to which an election to receive shares and cash (a “Mixed Election”) has been validly made and not revoked (collectively, the “Mixed Election Shares”), the right to receive from TopCo: (A) the number of validly issued, fully paid and nonassessable TopCo Common Shares as is equal to 1.5274, with each TopCo Common Share having attached to it one CCR, and (B) cash in an amount equal to $8.00 (collectively, the “Mixed Consideration”);

(iii) for each share of Company Common Stock with respect to which an election to receive cash (a “Cash Election”) has been validly made and not revoked (collectively, the “Cash Election Shares”), the right to receive in cash from TopCo an amount equal to $43.50 (the “Cash Consideration”); and

(iv) for each share of Company Common Stock other than shares as to which a Cash Election, a Mixed Election or a Share Election has been validly made and not revoked (collectively, the “Non-Election Shares”), the right to receive from TopCo such Share Consideration and/or Cash Consideration as is determined in accordance with Section 2.04.

(c) At the Effective Time, subject to Section 2.02(b), all shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate that immediately prior to the Effective Time represented any such shares of Company Common Stock or shares of Company Common Stock that are in uncertificated book-entry form (either case being referred to in this Agreement, to the extent applicable, as a “Certificate”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration, the Pre-Merger Special Dividend and any other declared dividends with a record date prior to the Effective Time that remain unpaid at the Effective Time, dividends or distributions that are due to such holder pursuant to Section 2.02(j) and cash in lieu of any fractional shares payable pursuant to Section 2.02(i), without interest, in each case to be issued or paid in consideration therefor upon surrender of the applicable Certificate in accordance with Section 2.02(b).

(d) Treatment of Subsidiary-Owned Company Common Stock. Each share of Company Common Stock owned by a wholly owned Subsidiary of the Company, TopCo or Parent immediately prior to the Effective Time (the “Subsidiary-Owned Company Shares”) shall, at the Effective Time, no longer be outstanding and shall automatically be canceled and cease to exist and shall be converted into the right to receive from TopCo the Share Consideration, with each TopCo Common Share having attached to it one CCR.

(e) Cancelation of TopCo Common Shares. Each TopCo Common Share held by TopCo in treasury and each TopCo Common Share held by its partners immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange for such cancelation and retirement; provided, however, that the general partner interest in TopCo and TopCo’s membership interest in the GP Surviving Company shall remain outstanding.

(f) Adjustments to Merger Consideration. The Merger Consideration and any payment contemplated by Section 2.05 shall be adjusted to reflect appropriately the effect of any stock or unit split, reverse stock or unit split, stock or unit dividend (including any dividend or distribution of securities of a Subsidiary of the Company or of securities convertible into Company Common Stock and any dividend or distribution of securities of a Subsidiary of Parent or of securities convertible into Parent Common Units), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Company Common Stock or Parent Common Units with a record date occurring on or after the date hereof and prior to the Effective Time.

(g) Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, shares (the “Appraisal Shares”) of Company Common Stock issued and outstanding immediately prior to the Effective Time that are held by any holder who is entitled to demand and properly demands appraisal of such shares pursuant to, and who complies in all respects with, the provisions of Section 262 of the DGCL (“Section 262”) shall not be converted into the right to receive the Merger Consideration as provided in Section 2.01(b), but instead such holder shall be entitled to payment of the “fair value” of such shares in accordance with the provisions of Section 262. At the Effective Time, the Appraisal Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of Appraisal Shares shall cease to have any rights with respect thereto, except the right to receive the Pre-Merger Special Dividend, any dividends in accordance with Section 2.02(c) and the right to receive the “fair value” of such Appraisal Shares in accordance with the provisions of Section 262. Notwithstanding the foregoing, if any such holder fails to perfect or otherwise waives, withdraws or loses the right to appraisal under Section 262 or a court of competent jurisdiction determines that such holder is not entitled to the relief provided by Section 262, then the right of such holder to be paid the “fair value” of such holder’s Appraisal Shares under Section 262 shall cease and such Appraisal Shares shall cease to be Appraisal Shares and be deemed to have been converted at the Effective Time into, and shall have become, the right to receive the Merger Consideration as provided in Section 2.01(b), without any interest thereon. The Company shall give prompt written notice to Parent of any demands for appraisal of any shares of Company Common Stock, withdrawals of such demands and any other instruments served pursuant to the DGCL received by the Company, and Parent shall have the right to participate in negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), voluntarily make any payment with respect to, or settle or offer to settle, any such demands, or agree to do or commit to do any of the foregoing.

SECTION 2.02. Exchange Fund. (a) Exchange Agent. Prior to the Closing Date, TopCo shall appoint a bank or trust company reasonably acceptable to the Company to act as exchange agent (the “Exchange Agent”) for the purpose of receiving elections and exchanging, in accordance with this Article II, Company Common Stock for the Merger Consideration, and, in connection therewith, shall enter into an agreement with the Exchange Agent in a form reasonably acceptable to the Company. At or prior to the Effective Time, TopCo shall deposit or shall cause to be deposited with the Exchange Agent that number of whole uncertificated or certificated TopCo Common Shares representing the number of TopCo Common Shares sufficient to pay the aggregate number of TopCo Common Shares issuable pursuant to this Article II. In addition, Parent shall deposit or cause to be deposited with the Exchange Agent an amount in cash sufficient to pay the Cash Component pursuant to

Section 2.04 (the “Parent Cash Deposit”). In addition, TopCo shall deposit or cause to be deposited with the Exchange Agent that number of certificates representing the aggregate number of CCRs issuable pursuant to the CCR Agreement in accordance with Section 2.01(b) to which the holders of Company Common Stock will become entitled under this Article II at the Effective Time. In addition, TopCo shall deposit or cause to be deposited with the Exchange Agent, as necessary from time to time on or after the Effective Time, an amount in cash sufficient to pay any dividends or other distributions payable pursuant to Section 2.02(c) or Section 2.02(j). The TopCo Common Shares, the CCRs and the cash deposited with the Exchange Agent are referred to in this Agreement as the “Exchange Fund”.

(b) Exchange Procedures. As promptly as practicable after the Effective Time, but in any event within three business days thereafter, TopCo shall cause the Exchange Agent to mail to each holder of record of Company Common Stock (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and which shall otherwise be in customary form) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration, any cash in lieu of fractional shares pursuant to Section 2.02(i) and any dividends or other distributions payable pursuant to Section 2.02(c) or Section 2.02(j). Each holder of record of Company Common Stock shall, upon surrender to the Exchange Agent of such Certificate (or affidavit of loss in lieu thereof as provided in Section 2.02(h) ), together with such letter of transmittal, duly completed and validly executed, and such other documents as may reasonably be required by the Exchange Agent, be entitled to receive in exchange therefor that number of whole TopCo Common Shares, CCRs and/or cash representing the Merger Consideration that such holder has the right to receive pursuant to this Article II, cash in lieu of any fractional TopCo Common Shares such holder is entitled to receive pursuant to Section 2.02(i) and any dividends or other distributions such holder is entitled to receive pursuant to Section 2.02(c) or Section 2.02(j), and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Company Common Stock which is not registered in the transfer records of the Company, payment of the Merger Consideration may be made to a person other than the person in whose name the Certificate so surrendered is registered if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such payment shall pay any fiduciary or surety bonds or any transfer or other similar Taxes required by reason of the payment of the Merger Consideration to a person other than the registered holder of such Certificate or establish to the reasonable satisfaction of TopCo that such Tax has been paid or is not applicable. Until surrendered as contemplated by this Section 2.02(b), each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender that number of whole TopCo Common Shares, CCRs and/or cash representing the Merger Consideration that such holder has the right to receive pursuant to this Article II, cash in lieu of any fractional TopCo Common Shares such holder is entitled to receive pursuant to Section 2.02(i) and any dividends or other distributions such holder is entitled to receive pursuant to Section 2.02(c) or Section 2.02(j). No interest shall be paid or will accrue on any consideration payable to holders of Certificates pursuant to the provisions of this Article II.

(c) No Further Ownership Rights in Company Common Stock. The Merger Consideration, the Pre-Merger Special Dividend, any other dividends or other distributions payable pursuant to Section 2.02(j) and cash in lieu of any fractional shares payable pursuant to Section 2.02(i) paid in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock canceled pursuant to Section 2.01(b) and any related Certificates; subject, however, to the Surviving Entity’s obligation to pay all declared dividends with a record date prior to the Effective Time that remain unpaid at the Effective Time. At the close of business on the day on which the Effective Time occurs, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Entity of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time.

(d) Share Issuance to Parent. As promptly as practicable after the Effective Time, but in any event within three business days thereafter, in consideration for the Parent Cash Deposit, TopCo shall cause the Exchange Agent to deliver to Parent a number of TopCo Common Shares, with each TopCo Common Share having attached to it one CCR, equal to (i) the Share Consideration multiplied by the Cash Component, divided by (ii) the Cash Consideration. To the extent Parent provides any cash amounts to TopCo that are necessary to make any payments in respect of Appraisal Shares, TopCo shall issue to Parent additional TopCo Common Shares, with each TopCo Common Share having attached to it one CCR (provided that the CCR Agreement is still in effect at the time of such issuance), equal to (x) the number of Appraisal Shares, multiplied by (ii) the Share Consideration.

(e) Termination of the Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investment thereof) that remains undistributed for one year after the Effective Time shall be delivered to TopCo, and any holders of Company Common Stock who have not theretofore complied with this Article II shall thereafter look only to TopCo for, and TopCo shall remain liable for, payment of their claims for the Merger Consideration (and any dividends or other distributions payable with respect thereto pursuant to Section 2.02(j) and cash in lieu of any fractional shares payable with respect thereto pursuant to Section 2.02(i) ) and CCRs, in each case without any interest thereon, pursuant to the provisions of this Article II.

(f) No Liability. None of TopCo, Parent, the Company, the Surviving Entity or the Exchange Agent shall be liable to any person in respect of any TopCo Common Shares, CCRs, cash, dividends or other distributions from the Exchange Fund delivered to a public official in compliance with any applicable state, Federal or other abandoned property, escheat or similar Law. If any Certificate has not been surrendered prior to the date on which the related Merger Consideration (and any dividends or other distributions payable with respect thereto pursuant to Section 2.02(j) and cash in lieu of any fractional shares payable with respect thereto pursuant to Section 2.02(i) ) would escheat to or become the property of any Governmental Entity, (i) any portion of such Merger Consideration payable in TopCo Common Shares (and any dividends or other distributions payable with respect thereto pursuant to Section 2.02(j) and cash in lieu of any fractional shares payable with respect thereto pursuant to Section 2.02(i) ) or CCRs, and (ii) any portion of such Merger Consideration payable as Cash Consideration shall, to the extent permitted by applicable Law, immediately prior to such time become the property of TopCo and Parent, respectively, in each case, free and clear of all claims or interest of any person previously entitled thereto.

(g) Investment of Exchange Fund. The Exchange Agent shall invest the cash in the Exchange Fund as directed by Parent; provided, however, that such investments shall be in obligations of or guaranteed by the United States of America or any agency or instrumentality thereof and backed by the full faith and credit of the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1,000,000,000 (based on the most recent financial statements of such bank that are then publicly available) and, in any such case, no instrument or investment shall have a maturity exceeding three months. Any interest and other income resulting from such investments shall be paid solely to Parent. To the extent there are losses with respect to such investments, or the Exchange Fund diminishes for other reasons below the level required to fully satisfy all of the payment obligations to be made in cash by the Exchange Agent hereunder, Parent shall promptly replace or restore or cause to be promptly replaced or restored the cash in the Exchange Fund so that the Exchange Fund is at all times maintained at a level sufficient for the Exchange Agent to fully satisfy such cash payment obligations. Nothing contained herein and no investment losses resulting from investment of the Exchange Fund shall diminish the rights of any former holder of Company Common Stock or holder of Certificates to receive the Merger Consideration as provided herein.

(h) Lost Certificates. If any Certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by TopCo, the posting by such person of a bond or surety in such reasonable amount as TopCo may direct as indemnity against any claim that may be made against it with respect to such Certificate, together with the submission of a duly executed letter of transmittal and such other customary documents as may reasonably be required by the Exchange Agent, the Exchange Agent shall deliver in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration and any dividends or other distributions payable with respect thereto pursuant to Section 2.02(j) and cash in lieu of any fractional shares payable with respect thereto pursuant to Section 2.02(i).

(i) No Fractional Shares. No certificates or scrip representing fractional shares or book-entry credit of TopCo Common Shares shall be issued upon the surrender for exchange of Certificates or upon the conversion of shares of Company Common Stock, no dividends or other distributions of TopCo shall relate to such fractional share interests and such fractional share interests shall not entitle the owner thereof to vote or to any rights of a stockholder of TopCo. Each former holder of Company Common Stock who otherwise would have been entitled to a fraction of a TopCo Common Share shall receive in lieu thereof cash (rounded to the nearest cent) equal to such fraction as determined below. As promptly as practicable following the Effective Time, the Exchange Agent shall determine the excess of (i) the number of full TopCo Common Shares delivered to the Exchange Agent by TopCo for issuance to holders of Certificates over (ii) the aggregate number of full TopCo Common Shares to be distributed to holders of Certificates (such excess being herein referred to as the “Excess Shares”). As promptly as practicable following the Effective Time, the Exchange Agent, as agent for such holders of Certificates, shall sell the Excess Shares at then prevailing prices on the New York Stock Exchange, all in the manner provided herein. The sale of the Excess Shares by the Exchange Agent shall be executed on the New York Stock Exchange and shall be executed in round lots to the extent practicable. Until the net proceeds of any such sale or sales have been distributed to the holders of Certificates, the Exchange Agent shall hold such proceeds in trust for such holders. The net proceeds of any such sale or sales of Excess Shares to be distributed to the holders of Certificates shall be reduced by any and all commissions, transfer taxes and other out-of-pocket transaction costs, as well as any expenses, of the Exchange Agent incurred in connection with such sale or sales. The Exchange Agent shall determine the portion of such net proceeds to which each holder of Certificates shall be entitled, if any, by multiplying the amount of the aggregate net proceeds by a fraction, the numerator of which is the amount of the fractional share interest to which such holder of Certificates is entitled (after taking into account all Certificates then held by such holder) and the denominator of which is the aggregate amount of fractional share interests to which all holders of Certificates are entitled. As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Certificates with respect to any fractional share interests, the Exchange Agent shall promptly pay such amounts to such holders subject to and in accordance with this Section 2.02(i). The parties hereto acknowledge that payment of the cash consideration in lieu of issuing fractional shares is not separately bargained-for consideration but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience to TopCo that would otherwise be caused by the issuance of fractional shares.

(j) Distributions with Respect to Unexchanged TopCo Common Shares. No dividends or other distributions with respect to TopCo Common Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the TopCo Common Shares that the holder thereof has the right to receive upon the surrender thereof, and no cash payment in lieu of fractional TopCo Common Shares shall be paid to any such holder pursuant to Section 2.02(i), in each case until the holder of such Certificate shall have surrendered such Certificate in accordance with this Article II. Following the surrender of any Certificate, there shall be paid to the record holder of the certificate representing that number of TopCo Common Shares issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such TopCo Common Shares and the amount of any cash payable in lieu of a fractional TopCo Common Share to which such holder is entitled pursuant to Section 2.02(i) and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such TopCo Common Shares.

(k) Withholding. The Company, TopCo, Parent and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable under this Agreement, such amounts as are required to be withheld or deducted under the Code or any other applicable Tax Law with respect to the making of such payment. All amounts so withheld or deducted will be paid over to the applicable Governmental Entity and treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction and withholding was made.

SECTION 2.03. Election Procedures. Each holder of record of Company Common Stock issued and outstanding immediately prior to the Election Deadline (a “Company Holder”) shall have the right, subject to the limitations set forth in this Article II, to submit an election on or prior to the Election Deadline in accordance with the following procedures:

(a) Each Company Holder may specify in a request made in accordance with the provisions of this Section 2.03 (an “Election”), (A) the number of shares of Company Common Stock with respect to which such Company Holder desires to make a Share Election, (B) the number of shares of Company Common Stock with respect to which such Company Holder desires to make a Mixed Election, and (C) the number of shares of Company Common Stock with respect to which such Company Holder desires to make a Cash Election, and the order in which either such election is to apply to any such shares if the election is subject to proration pursuant to Section 2.04. Any Company Holder who makes an Election shall be required to waive all appraisal rights in connection with making such Election.

(b) TopCo shall prepare a form reasonably acceptable to the Company (the “Form of Election”), which shall be mailed by TopCo to record holders of Company Common Stock so as to permit those Company Holders to exercise their right to make an Election prior to the Election Deadline.

(c) TopCo shall mail or cause to be mailed or delivered, as applicable, the Form of Election to record holders of Company Common Stock as of the record date for the Company Stockholders’ Meeting not less than 20 business days prior to the anticipated Election Deadline. TopCo shall make available one or more Forms of Election as may reasonably be requested from time to time by all persons who become holders of record of Company Common Stock during the period following the record date for the Company Stockholders’ Meeting and prior to the Election Deadline.

(d) Any Election shall have been made properly only if the Exchange Agent shall have received, prior to the Election Deadline, a Form of Election properly completed and signed and accompanied by Certificates (or affidavits of loss in lieu of the Certificates) to which such Form of Election relates, duly endorsed in blank or otherwise in form acceptable for transfer on the books of the Company or by an appropriate customary guarantee of delivery of such Certificates, as set forth in such Form of Election, from a firm that is an eligible guarantor institution (as defined in Rule 17Ad-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)); provided that such Certificates are in fact delivered to the Exchange Agent by the time required in such guarantee of delivery, and, in the case of shares of Company Common Stock in book-entry form, any additional documents specified in the procedures set forth in the Form of Election. Failure to deliver shares of Company Common Stock covered by such a guarantee of delivery within the time set forth on such guarantee shall be deemed to invalidate any otherwise properly made Election, unless otherwise determined by TopCo, in its sole and absolute discretion. As used herein, unless otherwise jointly agreed in advance by the Company and TopCo, “Election Deadline” means 5:00 p.m. local time (in the city in which the principal office of the Exchange Agent is located) on a date mutually agreed by the Company and Parent but which in no event shall be less than 30 days prior to the anticipated Closing Date. TopCo and the Company shall issue a joint press release reasonably satisfactory to each of them announcing the anticipated date of the Election Deadline not more than 15 business days before, and at least five business days prior to, the anticipated date of the Election Deadline.

(e) Any Company Holder may, at any time prior to the Election Deadline, change or revoke such Company Holder’s Election by written notice received by the Exchange Agent prior to the Election Deadline accompanied by a properly completed and signed revised Form of Election or by withdrawal prior to the Election Deadline of such Company Holder’s Certificates, or of the guarantee of delivery of such Certificates, or any documents in respect of shares of Company Common Stock in book-entry form, previously deposited with the Exchange Agent. After an Election is validly made with respect to any shares of Company Common Stock, any subsequent transfer of such shares of Company Common Stock shall automatically revoke such Election. Notwithstanding anything to the contrary in this Agreement, all Elections shall be automatically deemed revoked upon receipt by the Exchange Agent of written notification from the Company that this Agreement has been terminated in accordance with Article VII. The Exchange Agent shall have reasonable discretion to determine if any Election is not properly made with respect to any shares of Company Common Stock (none of the parties or the Exchange Agent being under any duty to notify any stockholder of any such defect). In the event the Exchange Agent makes such a determination, such Election shall be deemed to be not in effect, and the shares of Company Common Stock covered by such Election shall, for purposes hereof, be deemed to be Non-Election Shares, unless a proper Election is thereafter timely made with respect to such shares.

(f) TopCo, in the exercise of its reasonable discretion, shall have the right to make all determinations, not inconsistent with the terms of this Agreement, governing the manner and extent to which Elections are to be taken into account in making the determinations prescribed by Section 2.04.

SECTION 2.04. Proration.

(a) Notwithstanding any other provision contained in this Agreement, the total number of shares of Company Common Stock to be converted into Cash Consideration pursuant to Section 2.01(b) (the “Cash Conversion Number”) shall be equal to the quotient obtained by dividing (A) the Cash Component minus the product of (1) the number of Mixed Election Shares multiplied by (2) $8.00 by (B) the Cash Consideration. The “Cash Component” shall be equal to the product obtained by multiplying (x) the number of shares of Company Common Stock issued and outstanding as of the Closing Date (excluding all Canceled Shares, Appraisal Shares and Subsidiary-Owned Company Shares) by (y) $8.00. All other shares of Company Common Stock (other than Mixed Election Shares, which shall be converted into the Mixed Consideration) shall be converted into the Share Consideration, subject to Section 2.04(b)(iii).

(b) Within three business days after the Effective Time, TopCo shall cause the Exchange Agent to effect the allocation among the holders of Cash Election Shares as follows:

(i) if the aggregate number of shares of Company Common Stock with respect to which the Cash Election shall have been made (the “Total Cash Election Number”) exceeds the Cash Conversion Number, then (A) all Share Election Shares and all Non-Election Shares shall be converted into the right to receive the Share Consideration, (B) all Mixed Election Shares shall be converted into the right to receive the Mixed Consideration and (C) Cash Election Shares of each holder thereof shall be converted into the right to receive the Cash Consideration in respect of that number of Cash Election Shares equal to the product obtained by multiplying (x) the number of Cash Election Shares held by such holder by (y) a fraction, the numerator of which is the Cash Conversion Number and the denominator of which is the Total Cash Election Number (with the Exchange Agent to determine, consistent with Section 2.04, whether fractions of Cash Election Shares shall be rounded up or down), with the remaining number of such holder’s Cash Election Shares being converted into the right to receive the Share Consideration;

(ii) if the Total Cash Election Number equals the Cash Conversion Number, then (A) all Cash Election Shares shall be converted into the right to receive the Cash Consideration, (B) all Mixed Election Shares shall be converted into the right to receive the Mixed Consideration, (C) all Share Election Shares shall be converted into the right to receive the Share Consideration, and (D) all Non-Election Shares shall be converted into the right to receive the Mixed Consideration; and

(iii) if the Total Cash Election Number is less than the Cash Conversion Number (the amount by which the Cash Conversion Number exceeds the Total Cash Election Number being referred to herein as the “Shortfall Number”), then (A) all Cash Election Shares shall be converted into the right to receive the Cash Consideration, (B) all Mixed Election Shares shall be converted into the right to receive the Mixed Consideration, and (C) all Share Election Shares and the Non-Election Shares shall be treated in the following manner:

(a) if the Shortfall Number is less than or equal to the number of Non-Election Shares, then all Share Election Shares shall be converted into the right to receive the Share Consideration, and the Non-Election Shares of each holder thereof shall convert into the right to receive the Cash Consideration in respect of that number of Non-Election Shares equal to the product obtained by multiplying (1) the number of Non-Election Shares held by such holder by (2) a fraction, the numerator of which is the Shortfall Number and the denominator of which is the total number of Non-Election Shares (with the Exchange Agent to determine, consistent with Section 2.02, whether fractions of Non-Election Shares shall be rounded up or down), with the remaining number of such holder’s Non-Election Shares being converted into the right to receive the Share Consideration; or

(b) if the Shortfall Number exceeds the number of Non-Election Shares, then all Non-Election Shares shall convert into the right to receive the Cash Consideration, and the Share Election Shares of each holder thereof shall convert into the right to receive the Cash Consideration in respect of that number of Share Election Shares equal to the product obtained by multiplying (1) the number of Share Election Shares held by such holder by (2) a fraction, the numerator of which is the amount by which (x) the Shortfall Number exceeds (y) the total number of Non-Election Shares, and the denominator of which is the total number of Share Election shares (with the Exchange Agent to determine, consistent with this Section 2.04, whether fractions of Share Election Shares shall be rounded up or down), with the remaining number of such holder’s Share Election Shares being converted into the right to receive the Share Consideration.

SECTION 2.05. Company Equity Awards.

(a) Each Company Stock Option that is outstanding immediately prior to the Effective Time, whether or not vested or exercisable, shall be equitably adjusted immediately prior to the Effective Time pursuant to the terms of the applicable Company Stock Plan and award agreement by reducing the exercise price thereof by an amount equal to the Pre-Merger Special Dividend, contingent on the consummation of the Merger. At the Effective Time, each unexercised Company Stock Option that is outstanding immediately prior to the Effective Time, whether or not vested or exercisable, shall, as of the Effective Time, be assumed by TopCo and shall be converted into a cash-settled stock appreciation right (a “TopCo SAR”), on the same terms and conditions as were applicable under such Company Stock Option (including with respect to vesting and acceleration of vesting upon certain terminations of employment following the Effective Time), corresponding to a number of TopCo Common Shares (rounded down to the nearest whole share), determined by multiplying the number of shares of Company Common Stock subject to such Company Stock Option immediately prior to the Effective Time by the Exchange Ratio, at a base price per TopCo Common Share (rounded up to the nearest whole cent) equal to the exercise price per share of Company Common Stock of such Company Stock Option (after giving effect to the adjustment described in the first sentence of this Section 2.05(a) ) divided by the Exchange Ratio; provided that upon exercise, the holder of a TopCo SAR shall be entitled to receive a cash payment per share equal to the excess, if any, of (i) the fair market value of a TopCo Common Share (as determined in accordance with the terms of the applicable Company Stock Plan) as of the exercise date over (ii) the base price of such TopCo SAR.

(b) At the Effective Time, with respect to each Company RSU that is outstanding immediately prior to the Effective Time, such Company RSU shall, as of the Effective Time, be assumed by TopCo and shall be converted into a cash-settled restricted stock unit (a “TopCo RSU”) with respect to a number of whole TopCo Common Shares (rounded down to the nearest whole share) equal to the product obtained by multiplying (x) the applicable number of shares of Company Common Stock subject to such Company RSU immediately prior to the Effective Time by (y) the Share Consideration Ratio, and shall have the additional terms set forth below.

(i) With respect to each Company PSU (other than a Company Leveraged PSU), (A) if the Effective Time occurs prior to the end of the performance period applicable to such Company PSU, the number of shares of Company Common Stock underlying such Company PSU immediately prior to the Effective Time shall be deemed to equal the target number of shares of Company Common Stock covered by such Company PSU, and, (B) if the Effective Time occurs on or after the end of the performance period applicable to such Company PSU, the number of shares of Company Common Stock underlying such Company PSU immediately prior to the Effective Time shall be deemed to be the number of shares of Company Common Stock covered by such Company PSU based on actual performance, as determined by the Compensation Committee of the Board of Directors of the Company prior to the Effective Time in accordance with the terms of the applicable Company Stock Plan and the applicable award agreement.

(ii) With respect to each Company PSU that is a Company Leveraged PSU, the number of shares of Company Common Stock underlying such Company Leveraged PSU immediately prior to the Effective Time shall be deemed to equal the greater of (A) the number of shares of Company Common Stock covered by such Company Leveraged PSU based on actual performance as of immediately prior to the Effective Time, as determined by the Compensation Committee of the Board of Directors of the Company prior to the Effective Time in accordance with the terms of the applicable Company Stock Plan and the applicable award agreement, and (B) the target number of shares of Company Common Stock covered by such Company Leveraged PSU.

(iii) Following the Effective Time, the performance vesting criteria with respect to each TopCo RSU that was a Company PSU no longer shall apply and the vesting of such TopCo RSU shall be time-based and subject to continued employment through the end of the applicable performance period or any other date required under the terms of the Company RSU in effect immediately prior to the Effective Time.

(iv) Upon settlement, the holder of a TopCo RSU shall be entitled to receive on the settlement date the following amounts, without interest:

(A) a cash payment for such TopCo RSU equal to the fair market value of a TopCo Common Share (as determined in accordance with the terms of the applicable Company Stock Plan) on the settlement date,

(B) in lieu of any fractional TopCo Common Shares that would result from the determination in the first sentence of this Section 2.05(b) without regard to rounding, a cash payment equal to the product obtained by multiplying (1) the number of such fractional TopCo Common Shares by (2) the TopCo Share Value (such cash payment, the “Fractional Share Payment”),

(C) to the extent that any accrued dividend equivalent payments (which, for the avoidance of doubt, shall include the Pre-Merger Special Dividend) in respect of such Company RSU remain unpaid as of immediately prior to the Effective Time, a cash payment equal to the value of such unpaid dividend equivalent payments, and

(D) if such TopCo RSU settles after the End Date (as defined in the CCR Agreement), a cash payment equal to the Shortfall Amount (as defined in the CCR Agreement), if any, as determined in accordance with the terms and conditions of the CCR Agreement (the “CCR Shortfall Payment”).

(v) Except as otherwise provided in this Section 2.05(b), each TopCo RSU assumed and converted pursuant to this Section 2.05(b) shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding Company RSU immediately prior to the Effective Time (including with respect to vesting and acceleration of vesting upon certain terminations of employment following the Effective Time and the right to accrue dividend equivalents).

(c) At the Effective Time, with respect to each Director DSU that is outstanding immediately prior to the Effective Time, such Director DSU shall, as of the Effective Time, be assumed by TopCo and shall be converted into a cash-settled deferred stock unit (a “TopCo DSU”) with respect to a number of whole TopCo Common Shares (rounded down to the nearest whole share) equal to the product obtained by multiplying (x) the applicable number of shares of Company Common Stock subject to such Director DSU immediately prior to the Effective Time by (y) the Share Consideration Ratio, and shall have the additional terms set forth below.

(i) Upon settlement, the holder of such TopCo DSU shall be entitled to receive on the settlement date specified in the underlying Company Stock Plan or the deferral election applicable to such Director DSU the following amounts, without interest:

(A) a cash payment for such TopCo DSU equal to the fair market value of a TopCo Common Share (as determined in accordance with the terms of the applicable Company Stock Plan) on the settlement date,

(B) the Fractional Share Payment,

(C) to the extent that any accrued dividend equivalent payments (which, for the avoidance of doubt, shall include the Pre-Merger Special Dividend) in respect of such Director DSU remain unpaid as of immediately prior to the Effective Time, a cash payment equal to the value of such unpaid dividend equivalent payments, and

(D) if such TopCo DSU settles after the End Date, the CCR Shortfall Payment, if any.

(ii) Except as otherwise provided in this Section 2.05(c), each TopCo DSU assumed and converted pursuant to this Section 2.05(c) shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding Director DSU immediately prior to the Effective Time (including with respect to settlement and the right to accrue dividend equivalents).

(d) At the Effective Time, TopCo shall assume all the obligations of the Company under the Company Stock Plans with respect to each outstanding TopCo SAR, TopCo RSU and TopCo DSU (collectively, the “Assumed TopCo Equity Awards”), and the agreements evidencing the grants thereof, and the number and kind of shares available for issuance under each Company Stock Plan shall be adjusted to reflect TopCo Common Shares in accordance with the provisions of the applicable Company Stock Plan and this Section 2.05.

(e) To the extent any conversion contemplated by this Section 2.05 would cause any payment in connection with an Assumed TopCo Equity Award to result in an impermissible acceleration event or otherwise result in any excise taxes under Section 409A of the Code, TopCo shall, to the extent reasonably practicable and otherwise permitted by applicable Law, consider in its discretion such adjustment to the Assumed TopCo Equity Award, including with respect to the timing of the payment, to eliminate, limit or minimize the impact of any excise tax under Section 409A of the Code. Notwithstanding the foregoing provisions of this Section 2.05(e), nothing contained in this Agreement shall be interpreted or construed to transfer any liability for failure to comply with the requirements of Section 409A of the Code from any individual holder of an Assumed TopCo Equity Award to TopCo, Parent, the Company or any of their respective Affiliates, employees or agents, and such individual holder shall be solely responsible for any such liability.

(f) Prior to the Effective Time, the Company shall adopt such resolutions, in a form reasonably acceptable to TopCo, and take such other actions as may be required or reasonably requested by TopCo to provide for the treatment of the Company Stock Options, Company RSUs and Director DSUs contemplated by this Section 2.05.

SECTION 2.06. Treatment of the Company ESPP. As soon as practicable following the date of this Agreement, the Company shall take all actions with respect to the Company ESPP that are necessary to provide that: (a) with respect to each offering period in effect as of the date hereof (the “Company ESPP Offering Period”), (i) no participant may elect to participate in the Company ESPP after the date of this Agreement and (ii) no participant may increase the percentage amount of his or her payroll deduction election from that in effect on the date of this Agreement for the Company ESPP Offering Period; (b) the Company ESPP Offering Period shall terminate at the earlier of (i) the scheduled purchase date for such Company ESPP Offering Period and (ii) the date that is seven business days prior to the Effective Time, and, subject to the consummation of the Merger, be the final offering period under the Company ESPP; (c) each participant’s accumulated payroll deduction shall be used to purchase shares of Company Common Stock in accordance with the terms of the Company ESPP on the earlier of (i) the scheduled purchase date for such Company ESPP Offering Period and (ii) the date that is seven business days prior to the Effective Time; and (d) subject to the consummation of the Merger, the Company ESPP shall terminate, effective immediately prior to the Effective Time.

ARTICLE III

Representations and Warranties

SECTION 3.01. Representations and Warranties of the Company. Except (x) as set forth in any report, schedule, form, statement or other document filed with, or furnished to, the Securities and Exchange Commission

(the “SEC”) since January 1, 2013 by the Company or WPZ and publicly available on EDGAR prior to the date of this Agreement (collectively, the “Company Filed SEC Documents”) (without giving effect to any amendment to any such Company Filed SEC Documents filed on or after the date of this Agreement and excluding any disclosures set forth in any “risk factor” section to the extent such disclosures are cautionary, predictive or forward-looking in nature) or (y) as set forth in the Company Disclosure Letter (it being understood that any information set forth in one Section or subsection of the Company Disclosure Letter shall be deemed to apply to and qualify the Section or subsection of this Agreement to which it corresponds in number and each other Section or subsection of this Agreement to the extent that it is reasonably apparent on its face in light of the context and content of the disclosure that such information is relevant to such other Section or subsection), the Company represents and warrants to TopCo and Parent as follows:

(a) Organization, Standing and Corporate Power. The Company is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization and has all requisite corporate power and authority to carry on its business as presently conducted and is duly qualified or licensed to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction where the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, other than where the failure to be so qualified, licensed or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company’s Subsidiaries is duly organized, validly existing and in good standing (where such concept is recognized under applicable Law) under the Laws of its jurisdiction of organization and has all requisite corporate or similar power and authority to carry on its business as presently conducted and each of the Company’s Subsidiaries is duly qualified or licensed to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction where the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, other than where the failure to be so qualified, licensed or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has made available to Parent prior to the execution of this Agreement (i) a true and complete copy of the Amended and Restated Certificate of Incorporation of the Company (the “Company Certificate of Incorporation”) and the By-laws of the Company (the “Company By-laws”), in each case as amended to and in effect as of the date of this Agreement, and (ii) the certificate of limited partnership of WPZ and the partnership agreement of WPZ (the “WPZ Partnership Agreement”), in each case as amended to and in effect as of the date of this Agreement. Upon the request of Parent, the Company will make available to Parent the comparable organizational documents of each of its other Subsidiaries, in each case as amended to and in effect as of the date of this Agreement.

(b) Subsidiaries. All of the outstanding shares of capital stock of, or other equity interests in, each Subsidiary of the Company have, in all cases, been duly authorized and validly issued and are fully paid, nonassessable and not subject to preemptive rights, and are wholly owned, directly or indirectly, by the Company free and clear of all pledges, liens, charges, mortgages, encumbrances, adverse claims and interests, or security interests of any kind or nature whatsoever (including any restriction on the right to vote or transfer the same, except for such transfer restrictions of general applicability as may be provided under the Securities Act, the “blue sky” Laws of the various States of the United States or similar Laws of other applicable jurisdictions) (collectively, “Liens”), other than Company Permitted Liens. Except for its interests in its Subsidiaries, the Company does not own, directly or indirectly, any capital stock of, or other equity interests in, any person.

(c) Capital Structure. (i) The authorized capital stock of the Company consists of 960,000,000 shares of Company Common Stock and 30,000,000 shares of preferred stock, par value $1.00 per share (the “Company Preferred Stock”). At the close of business on September 25, 2015 (the “Company Capitalization Date”), (i) (A) 749,739,823 shares of Company Common Stock were issued and outstanding and (B) 34,503,912 shares of Company Common Stock were held by the Company in its treasury, (ii) 5,747,520 shares of Company Common Stock were subject to outstanding options to acquire shares of Company Common Stock from the Company (the “Company Stock Options”), (iii) 2,160,945 shares of Company Common Stock were issuable upon settlement or vesting of outstanding Company RSUs (other than Company PSUs), (iv) 1,369,979 shares of

Company Common Stock were issuable upon settlement or vesting of outstanding Company PSUs (assuming achievement of applicable performance goals at target value), (v) 130,131 shares of Company Common Stock were issuable upon settlement or exercise of outstanding purchase rights under the Company ESPP (assuming that the closing market price per share of Company Common Stock on such date is equal to $41.60 and such date represents the last day of the current purchase period) and (vi) no shares of Company Preferred Stock were issued or outstanding or held by the Company in its treasury. Except as set forth above, at the close of business on the Company Capitalization Date, no shares of capital stock or other voting securities of the Company were issued or outstanding. Since the Company Capitalization Date to the date of this Agreement, (x) there have been no issuances by the Company of shares of capital stock or other voting securities of the Company, other than issuances of shares of Company Common Stock pursuant to the exercise of Company Stock Options or purchase rights under the Company ESPP or vesting of Company RSUs that were, in each case, outstanding as of the Company Capitalization Date and (y) there have been no issuances by the Company of options, warrants, other rights to acquire shares of capital stock of the Company or other rights that give the holder thereof any economic interest of a nature accruing to the holders of Company Common Stock. All outstanding shares of Company Common Stock are, and all such shares that may be issued prior to the Effective Time will be when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights.

(ii) As of the Company Capitalization Date, the outstanding capitalization of WPZ consists of 586,730,729 Common Units (as defined in the WPZ Partnership Agreement, the “WPZ Common Units”), 14,432,380 Class B Units (as defined in the WPZ Partnership Agreement, the “WPZ Class B Units”), 12,268,635 Notional General Partner Units (as defined in the WPZ Partnership Agreement, the “WPZ General Partner Units”) and the Incentive Distribution Rights (as defined in the WPZ Partnership Agreement, the “WPZ IDRs”). All of such WPZ Common Units, WPZ Class B Units, and WPZ IDRs and the limited partner interests represented thereby, with respect to the WPZ Common Units and WPZ Class B Units, have been duly authorized and validly issued in accordance with the WPZ Partnership Agreement, and are fully paid (to the extent required under the WPZ Partnership Agreement) and nonassessable (except as such nonassessability may be affected by Sections 17-303, 17-607 and 17-804 of the DRULPA and the WPZ Partnership Agreement) and not subject to preemptive rights. WPZ GP is the sole owner of the WPZ General Partner Units and such WPZ General Partner Units have been duly authorized and validly issued in accordance with the WPZ Partnership Agreement and represent the entire WPZ General Partner Interest (as defined in the WPZ Partnership Agreement, the “WPZ General Partner Interest”). Except as set forth above in this Section 3.01(c)(ii), as of the date hereof, there are not any WPZ Common Units, WPZ Class B Units, partner interests, voting securities or equity interests of WPZ issued and outstanding or any rights issued or granted by, or binding upon, WPZ, except as set forth in the reports filed by WPZ with the SEC (without giving effect to any amendment to any such report filed with the SEC on or after the date hereof) or the WPZ Partnership Agreement as in effect on the date hereof, except for awards granted under the WPZ GP Long-Term Incentive Plan or the WPZ Legacy Long-Term Incentive Plan. Except as set forth in the WPZ Partnership Agreement as in effect on the date hereof, there are no outstanding obligations of WPZ or any of its Subsidiaries or Affiliates to repurchase, redeem or otherwise acquire any WPZ Common Units, WPZ Class B Units or other partner interests, voting securities or equity interests or any rights of WPZ or any of its Subsidiaries or Affiliates. There are no outstanding bonds, debentures, notes or other indebtedness, the holders of which have the right to vote (or which are convertible or exchangeable into or exercisable for securities having the right to vote) with the limited partners of WPZ on any matter. As of the date of this Agreement, the Company indirectly owns (i) 339,664,088 WPZ Common Units and 14,432,380 WPZ Class B Units, which together, as the date of this Agreement, represented 58.9% of the outstanding limited partner interest in WPZ, (ii) the WPZ General Partner Interest and (iii) all of the WPZ IDRs, in each case, free and clear of any Liens other than Company Permitted Liens.

(iii) No Subsidiary of the Company owns any shares of capital stock of the Company. There are no bonds, debentures, notes or other indebtedness of the Company that give the holders thereof the right to vote (or that are convertible into, or exchangeable for, securities having the right to vote, other than the Company’s 5.50% Junior Subordinated Convertible Debentures due 2033) on any matters on which holders of Company Common Stock may vote (“Voting Company Debt”). There are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting or registration of the capital stock or other equity interests of the Company or any of its Subsidiaries. Except for any obligations pursuant to this Agreement or as otherwise set forth above, as of the Company Capitalization Date, there are no options, warrants, rights (including preemptive, conversion, stock appreciation, redemption or repurchase rights), convertible or exchangeable securities, stock-based performance units, Contracts or undertakings of any kind to which the Company or any of its Subsidiaries is a party or by which any of them is bound (1) obligating the Company or any such Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other securities of, or equity interests in, or any security convertible or exchangeable for any capital stock or other security of, or equity interest in, the Company or of any of its Subsidiaries or any Voting Company Debt, (2) obligating the Company or any such Subsidiary to issue, grant or enter into any such option, warrant, right, security, unit, Contract or undertaking, (3) that give any person the right to subscribe for or acquire any securities of the Company or any of its Subsidiaries (including preemptive and anti-dilution rights), or to receive any economic interest of a nature accruing to the holders of Company Common Stock or otherwise based on the performance or value of shares of capital stock of the Company or any of its Subsidiaries, or (4) obligating the Company or any of its Subsidiaries to provide a material amount of funds to, or make any material investments in (in the form of a loan, capital contribution or otherwise), any person. As of the date of this Agreement, there are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock, other than pursuant to the Company Stock Plans, or options, warrants or other rights to acquire shares of capital stock of the Company or any such Subsidiary other than as described above.

(d) Authority; Noncontravention. (i) The Company has all requisite corporate power and authority to execute and deliver, and perform its obligations under, this Agreement and to consummate the Transactions, subject, in the case of the Merger only, to receipt of the Company Stockholder Approval. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Transactions have been duly authorized by all necessary corporate action on the part of the Company, subject, in the case of the Merger only, to receipt of the Company Stockholder Approval. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by each of the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency and other Laws of general applicability relating to or affecting creditors’ rights and to general equity principles. The Board of Directors of the Company duly and validly adopted resolutions (A) approving and declaring advisable this Agreement, the Merger and the other Transactions, (B) declaring that it is in the best interests of the stockholders of the Company that the Company enter into this Agreement and consummate the Merger and the other Transactions on the terms and subject to the conditions set forth herein, (C) directing that the adoption of this Agreement be submitted to a vote at a meeting of the stockholders of the Company and (D) recommending that the stockholders of the Company adopt this Agreement ((A), (B), (C) and (D) being referred to herein as the “Company Board Recommendation”), which resolutions, as of the date of this Agreement, have not been rescinded, modified or withdrawn in any way.

(ii) The execution, delivery and performance by the Company of this Agreement do not, and the consummation of the Transactions and compliance with the provisions of this Agreement will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to any right (including a right of termination, cancelation or acceleration of any obligation or any right of first refusal, participation or similar right) under, or cause the loss of any benefit under, or result in the creation of any Lien (other than Company Permitted Liens and Liens created in connection with any action taken by TopCo or Parent or any of their respective Affiliates) upon any of the properties or assets of the Company or any of its Subsidiaries under, any provision of (A) the Company Certificate of Incorporation, the Company By-laws or the comparable organizational documents of any of its Subsidiaries or (B) (1) any contract, license, lease, sublease, indenture, note, bond, mortgage, undertaking or other legally binding agreement, instrument or obligation, whether written or unwritten, that is in force and effect (a “Contract”) to which the Company or any of its Subsidiaries is a party or by which any of their respective properties or assets are bound, or (2) any statute, law, ordinance, rule, regulation, common law, code, injunction, order, judgment, ruling, decree, agency requirement, writ, governmental guideline or interpretation having the force of law or permit or regulation of any Governmental Entity (collectively, “Law”), in each case applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, other than, in the case of clause (B) above, any such conflicts, violations, defaults, rights, losses or Liens that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(iii) No consent, approval, order or authorization of, or registration, declaration or filing with, or notice to, any Federal, state, local or foreign government, any court of competent jurisdiction, any administrative, regulatory (including any stock exchange) or other governmental agency, commission, branch or authority or other governmental entity or body, independent system operator, regional transmission organization or national, regional or state reliability organization (each, a “Governmental Entity”) is required to be obtained or made by or with respect to the Company or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement by the Company or the consummation by the Company of the Transactions, except for (I) the filing of a premerger notification and report form by the Company under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), any required filing under the Canada Competition Act and any other filings required or advisable under any applicable foreign antitrust, competition or foreign investment Law, (II) the approval of the Federal Energy Regulatory Commission (“FERC”) pursuant to the Federal Power Act, 16 U.S.C. § 791a et seq. and the rules and regulations promulgated by FERC thereunder (the “FPA”), (III) the filing with the SEC of (x) the Form S-4, (y) the Proxy Statement and (z) such reports under the Exchange Act, as may be required in connection with this Agreement and the Transactions, (IV) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (V) any filings required under the rules and regulations of the New York Stock Exchange and (VI) such other consents, approvals, orders, authorizations, registrations, declarations, filings and notices, the failure of which to be obtained or made has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(e) Company SEC Documents; Financial Statements. (i) The Company and each of its Subsidiaries has filed all reports, schedules, forms, statements and other documents with the SEC required to be filed by the Company and its Subsidiaries since January 1, 2013 (the “Company SEC Documents”). As of their respective dates of filing, or, in the case of Company SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act, their respective effective dates, or if amended or superseded prior to the date of this Agreement, then as of the date of such later filing, (A) each Company SEC Document complied as to form in all material respects with the requirements of the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable thereto, and (B) none of the Company SEC Documents contained any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each Company SEC Document that is a registration statement, as amended, if applicable, filed pursuant to the Securities Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements made therein not misleading. There are no outstanding comments from, or unresolved issues raised by, the staff of the SEC with respect to the Company Filed SEC Documents. No enforcement action has been initiated against the Company relating to disclosures contained in or omitted from any Company Filed SEC Document.

(ii) The audited consolidated financial statements and the unaudited quarterly financial statements (including, in each case, the notes thereto) of the Company and of WPZ included in the Company SEC Documents have been prepared in all material respects in accordance with United States generally accepted accounting principles (“GAAP”) (except, in the case of unaudited quarterly financial statements, as permitted by Form 10-Q of the SEC or other applicable rules and regulations of the SEC) applied on a consistent basis during the periods and as of the dates involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries and of WPZ and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited quarterly financial statements, to normal year-end adjustments and to any other adjustments described therein).

(iii) Each of the Company and WPZ maintains disclosure controls and procedures required by Rule 13a-15(e) or Rule 15d-15(e) under the Exchange Act. Each of the Company and WPZ maintains internal controls over financial reporting required by Rule 13a-15(f) or Rule 15d-15(f) under the Exchange Act. The Company’s and WPZ’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by each of the Company and WPZ in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s or WPZ’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”). Each of the Company’s and WPZ’s management has completed an assessment of the effectiveness of the Company’s and WPZ’s, respectively, internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2014 and such assessment concluded that such controls were effective. Each of the Company and WPZ has disclosed, based on its most recent evaluation prior to the date of this Agreement, to the Company’s auditors and the Audit Committee of the Board of Directors of the Company, or to WPZ’s auditors and the Audit Committee of the Board of Directors of WPZ GP, as applicable, (A) any known significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect in any material respect the Company’s or WPZ’s ability, as applicable, to record, process, summarize and report financial information and (B) any known fraud, whether or not material, that involves management or other employees who have, in each case, a significant role in the Company’s, or WPZ’s, as applicable, internal controls over financial reporting, and each such significant deficiency, material weakness or fraud has been disclosed to Parent as of the date hereof.

(iv) There are no liabilities or obligations of the Company or any of its Subsidiaries (whether known or unknown and whether accrued, absolute, contingent or otherwise), other than (A) liabilities or obligations reflected or reserved against in the consolidated balance sheet as of December 31, 2014 (or the notes thereto) (1) of the Company, included in the Company’s Current Report on Form 8-K filed with the SEC on May 7, 2015 or (2) of WPZ, included in WPZ’s Current Report on Form 8-K filed with the SEC on May 7, 2015, (B) current liabilities incurred in the ordinary course of business since December 31, 2014, (C) liabilities or obligations incurred under the terms of this Agreement or in connection with the Transactions and (D) liabilities or obligations (whether known or unknown and whether accrued, absolute, contingent or otherwise) that would not have or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(f) Information Supplied. None of the information supplied or to be supplied by or on behalf of the Company specifically for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading or (ii) the Proxy Statement will, at the date it (and any amendment or supplement thereto) is first mailed to the stockholders of the Company and at the time of the Company Stockholders’ Meeting contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of TopCo or Parent. The Form S-4 and the Proxy Statement will, with respect to information regarding the Company, comply as to form in all material respects with the requirements of the Securities Act and the Exchange Act.

(g) Absence of Certain Changes or Events. (i) From December 31, 2014 through the date of this Agreement, (A) except in connection with (1) the negotiation and execution of this Agreement, (2) the negotiation and execution of the WPZ Merger Agreement and (3) the process to explore a range of strategic alternatives described in the Company’s June 21, 2015 press release, the Company and its Subsidiaries have conducted their businesses in all material respects in the ordinary course of business, and (B) none of the Company nor any of its Subsidiaries has taken any action that if taken after the date of this Agreement would require Parent’s consent pursuant to Section 4.01(a)(ii), 4.01(a)(vi), 4.01(a)(vii), 4.01(a)(ix), 4.01(a)(xi), 4.01(a)(xv) or 4.01(a)(xvi) and (ii) since December 31, 2014, there has not been any change, effect, event, occurrence, development or state of facts that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(h) Litigation. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or would not reasonably be expected to prevent, impede or delay the consummation of the Transactions, including the Merger, (i) there is no suit, action, claim, arbitration, mediation or legal, arbitral, administrative or other proceeding pending or, to the Knowledge of the Company, threatened against, or to the Knowledge of the Company, any pending or threatened governmental or regulatory investigation of, the Company or any of its Subsidiaries and (ii) there is no injunction, order, judgment, ruling, decree or writ of any Governmental Entity outstanding or, to the Knowledge of the Company, threatened to be imposed, against the Company or any of its Subsidiaries.

(i) Contracts. As of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to:

(i) any Contract that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(ii) any Contract that (A) restricts the ability of the Company or any of its Subsidiaries (or, after the Closing, would restrict Parent, TopCo or any of their respective Subsidiaries) in any material respect to compete with any other person or acquire or dispose of the securities of another person and (B) is material to the Company and its Subsidiaries, taken as a whole;

(iii) any loan, mortgage, note, debenture, bond, indenture or other similar Contract pursuant to which any Indebtedness of the Company or any of its Subsidiaries, in each case in excess of $500.0 million, is outstanding or may be incurred, other than any such Contract solely between or among any of the Company and any of its Subsidiaries;

(iv) any Contract that is related to the governance or operation of any joint venture, partnership or similar arrangement, other than such Contract solely between or among any of the Company and any of its Subsidiaries;

(v) any Contract expressly limiting or restricting the ability of the Company or any of its Subsidiaries to declare or pay dividends or make distributions in respect of their capital stock, partner interests, membership interests or other equity interests, as the case may be;

(vi) any Contract that by its terms calls for aggregate payments by the Company or any of its Subsidiaries of more than $500.0 million in any fiscal year period or $1.0 billion in the aggregate over the term of such Contract, except for any such Contract that may be canceled by the Company, without any material penalty or other liability to the Company or any of its Subsidiaries, upon notice of 180 days or less;

(vii) any Contract that involves, or is reasonably expected in the future to involve, annual revenues of $500.0 million in the aggregate;

(viii) any material Contract, other than Contracts for transportation services to be provided for FERC-regulated Natural Gas Act or Interstate Commerce Act transportation services pursuant to an open season, that contains a “most favored nation” or any similar term for the benefit of a third party that restricts the business of the Company (or would, after the Closing, restrict the business of Parent, TopCo or any of their respective Subsidiaries) in a material manner;

(ix) any collective bargaining agreement;

(x) any Contract under which the Company or any of its Subsidiaries has advanced or loaned any amount of money to any of its current or former directors, officers, employees or consultants, in each case with a principal amount in excess of $100,000;

(xi) any material Contract that includes any Affiliate of the Company (other than a Subsidiary of the Company) as a counterparty or third party beneficiary;

(xii) any Contract to acquire all or a portion of the capital stock, business, property or assets of any other person for an amount of cash (or value of non-cash consideration) in excess of $500.0 million;

(xiii) any Contract in favor of directors or executive officers relating to employment or compensation or providing rights to indemnification; or

(xiv) any Contract the loss or breach of which would reasonably be expected to have a Company Material Adverse Effect.

Each such Contract described in clauses (i) through (xiv) above is referred to herein as a “Company Specified Contract”. The Company has delivered or made available to Parent true and complete copies of all Company Specified Contracts. Each of the Company Specified Contracts is valid and binding on the Company or the Subsidiary of the Company party thereto and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There is no default under any Company Specified Contract by the Company or any of its Subsidiaries or, to the Knowledge of the Company, by any other party thereto, in each case except for such defaults that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(j) Compliance with Laws; Permits. The Company and each of its Subsidiaries are in compliance with and are not in default under or in violation of any applicable Law, except where such non-compliance, default or violation would not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since January 1, 2013, neither the Company nor any of its Subsidiaries has received any written notice from any Governmental Entity regarding any violation of, or failure to comply with, any Law, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and its Subsidiaries are in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals, clearances, permissions, qualifications and registrations and orders of all Governmental Entities, and all rights under any Company Specified Contract with all Governmental Entities, and have filed all tariffs, reports, notices, and other documents with all Governmental Entities necessary for the Company and its Subsidiaries to own, lease and operate their properties and assets and to carry on their businesses as presently conducted (the “Company Permits”), except where the failure to have any of the Company Permits has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All Company Permits are valid and in full force and effect and are not subject to any administrative or judicial proceeding that could result in modification, termination or revocation thereof, except where the failure to be in full force and effect or any modification, termination or revocation thereof has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company is, and each of its Subsidiaries is, in compliance with the terms and requirements of such Company Permits, except where the failure to be in compliance has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(k) Regulatory Matters.

(i) Each of the Company or its Subsidiaries is not a holding company or a public-utility company as defined in the Public Utility Holding Company Act of 2005, 42 U.S.C. §§ 16451-16453, and the regulations promulgated by the FERC thereunder (“PUHCA”), or, if the Company or any Subsidiary is a holding company or a public-utility company as defined under PUHCA, the Company or its Subsidiary is exempt from the books and records requirements applicable to holding companies and their associate companies under Section 1264 of PUHCA.

(ii) All filings required to be made by the Company or any of its Subsidiaries during the three years preceding the date hereof with the FERC under the FPA, the Natural Gas Act, 15 U.S.C. §§ 717-717W, and the regulations promulgated by FERC thereunder (“NGA”), the Natural Gas Policy Act of 1978, 15 U.S.C. §§ 3302-3432, and regulations promulgated by FERC thereunder (“NGPA”), the Interstate Commerce Act implemented by FERC pursuant to 49 U.S.C. § 60502 and the regulations promulgated by FERC thereunder (“ICA”), PUHCA, the Public Utility Regulatory Policies Act of 1978 §§ 16 U.S.C. 2601-2645, and the regulations promulgated by the FERC thereunder (“PURPA”), the U.S. Department of Energy (“DOE”), the Federal Communications Commission (“FCC”) or any other applicable state public utility commission or department, as the case may be, have been made, including all forms, statements, reports, notices, agreements and all documents, exhibits, amendments and supplements appertaining thereto, including all rates, tariffs and related documents, and all such filings complied, as of their respective dates, and, as amended or supplemented, continue to comply with all applicable requirements of applicable statutes and the rules and regulations promulgated thereunder, except for filings the failure of which to make or the failure of which to make in compliance with all applicable requirements of applicable statutes and the rules and regulations promulgated thereunder, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(l) Labor and Employment Matters. (x) Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or other similar agreement with a labor union, labor organization or employee association, works council or similar organization applicable to the employees of the Company or any of its Subsidiaries. (A) To the Knowledge of the Company, there are no union or other labor organizing activities occurring concerning any employees of the Company or any of its Subsidiaries, (B) there are no labor strikes, slowdowns, work stoppages or lockouts pending or, to the Knowledge of the Company, threatened, against the Company or any of its Subsidiaries, and (C) there is no unfair labor practice, labor dispute (other than individual grievances) or labor arbitration proceeding pending or, to the Knowledge of the Company, threatened, with respect to employees of the Company or any of its Subsidiaries.

(i) The Company and its Subsidiaries are in compliance with all applicable Law respecting labor, employment, discrimination in employment, terms and conditions of employment, payroll, worker classification, wages, mandatory social security schemes, hours and occupational safety and health and employment practices, other than instances of noncompliance that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(m) Employee Benefit Matters. (i) With respect to each material Company Benefit Plan, the Company has made available to Parent complete and accurate copies of (A) such Company Benefit Plan, including any amendment thereto, (B) a written description of any such Company Benefit Plan if such plan is not set forth in a written document, (C) each trust, insurance, annuity or other funding Contract related thereto (if any), (D) the most recent audited financial statements and actuarial or other valuation reports prepared with respect thereto (if any), (E) the most recent Internal Revenue Service determination letter (if any), (F) the two most recent annual reports on Form 5500 required to be filed with the Internal Revenue Service with respect thereto (if any) and

(G) all material correspondence to or from any Governmental Entity received in the last three years with respect to any such Company Benefit Plan.

(ii) (A) Each Company Benefit Plan (and any related trust or other funding vehicle) has been established, maintained, operated and administered in all material respects in accordance with its terms and is in compliance in all material respects with ERISA, the Code and all other applicable Law, (B) all material contributions or other amounts payable by the Company or any of its Subsidiaries with respect to each Company Benefit Plan in respect of current or prior plan years have been timely paid or properly reflected on the Company’s financial statements, (C) each of the Company and its Subsidiaries is in compliance in all material respects with ERISA, the Code and all other Laws applicable to Company Benefit Plans, and (D) each Company Benefit Plan (and any related trust) that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter and, to the Knowledge of the Company, nothing has occurred since the date of such determination or opinion letter that would reasonably be expected to adversely affect such qualification.

(iii) With respect to any Company Benefit Plan (and any related trust or other funding vehicle), (A) no actions, suits or claims (other than routine claims for benefits in the ordinary course of business) are pending or, to the Knowledge of the Company, threatened relating to or otherwise in connection with such Company Benefit Plan, assets thereof, or fiduciaries or parties-in-interest, as defined under ERISA, and (B) there are no pending or, to the Knowledge of the Company, threatened administrative investigations, audits or other administrative proceedings by the Department of Labor, the Pension Benefit Guaranty Corporation, the Internal Revenue Service or other Governmental Entity that, in each of clauses (A) or (B), has materially and adversely affected or would reasonably be expected to materially and adversely affect, individually or in the aggregate, the ability of the Company and its Subsidiaries to operate their business in the ordinary course consistent with past practice.

(iv) With respect to each Company Benefit Plan that is subject to Section 302 or Title IV of ERISA or Section 412 or 4971 of the Code: (A) the minimum funding standard under Section 302 of ERISA and Sections 412 and 430 of the Code has been satisfied and no waiver of any minimum funding standard or any extension of any amortization period has been requested or granted; (B) all premiums to the Pension Benefit Guaranty Corporation have been timely paid in full, (C) no liability (other than for premiums to the Pension Benefit Guaranty Corporation) under Title IV of ERISA has been or is expected to be incurred by the Company or any of its Subsidiaries, and (D) no notice of intent to terminate any such Company Benefit Plan has been filed and no amendment to treat any such Company Benefit Plan as terminated has been adopted, and there have been no proceedings instituted (by the Pension Benefit Guaranty Corporation or otherwise) to treat any such Company Benefit Plan as terminated.

(v) None of the Company, any of its Subsidiaries or any Commonly Controlled Entity of the Company maintains, contributes to or is required to contribute to, or has in the past six years maintained, contributed to or been required to contribute to any (i) “multiemployer plan” (as defined in Section 3(37) of ERISA) (a “Multiemployer Plan”), or (ii) a plan that has two or more contributing sponsors, at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”).

(vi) The Company has no liability for providing health, medical or life insurance or other welfare benefits after retirement or other termination of employment (other than for continuation coverage required under Section 4980(B)(f) of the Code or other similar applicable Law), except for any liabilities that have not resulted in and would not reasonably be expected to, individually or in the aggregate, result in any material liability to the Company and its Subsidiaries.

(vii) Except as otherwise expressly provided in this Agreement, none of the execution and delivery of this Agreement, the obtaining of the Company Stockholder Approval or the consummation of the Merger (alone or in conjunction with any other event, including any termination of employment on or following the Effective Time) would reasonably be expected to (A) entitle any current or former director, officer, employee or independent contractor of the Company or any of its Subsidiaries to any compensation or benefit, (B) accelerate the time of payment or vesting, or trigger any payment or funding, of any compensation or benefits or trigger any other obligation under any Company Benefit Plan, (C) result in any breach or violation of, or default under or limit the Company’s right to amend, modify, terminate or transfer the assets of, any Company Benefit Plan, (D) directly or indirectly cause the Company to transfer or set aside any assets to fund any benefits, or otherwise give rise to any liability, under any Company Benefit Plan, or (E) result in any “excess parachute payment” (within the meaning of Section 280G of the Code) becoming due to any current or former employee, officer, director or independent contractor of the Company or any of its Subsidiaries.

(viii) Except as would not reasonably be expected to, individually or in the aggregate, result in a Company Material Adverse Effect, each Company Benefit Plan that is maintained outside the jurisdiction of the United States for the benefit of any employees or other service providers of the Company or any of its Subsidiaries whose principal place of employment is outside the United States (each, a “Non-U.S. Company Benefit Plan”) (A) has been maintained and operated in accordance with, and is in compliance with, its terms, applicable local Law, government taxation and funding requirements, and with any agreement entered into with a works council, union or labor organization and (B) to the extent required to be registered or approved by any Governmental Entity, has been registered with, or approved by, such Governmental Entity and, to the Company’s Knowledge, nothing has occurred that would adversely affect such registration or approval. To the extent intended to be funded or book-reserved, each Non-U.S. Company Benefit Plan is funded or book-reserved, as appropriate, based upon reasonable actuarial assumptions.

(ix) Neither the Company nor any of its Subsidiaries is a party to, or is otherwise obligated under, any plan, policy, agreement or arrangement that provides for the gross-up or reimbursement of Taxes imposed under Section 409A or 4999 of the Code (or any corresponding provisions of state or local Law relating to Tax).

(n) Taxes.

(i) Neither the Company nor any of its Subsidiaries has taken or agreed to take any action or knows of the existence of any fact that would reasonably be expected to prevent (A) the Merger from qualifying for the Intended Tax Treatment or (B) the Contribution and Parent Class E Issuance from qualifying as an exchange to which Section 721(a) of the Code applies.

(ii) Except where the failure of the representations and warranties set forth in this Section 3.01(n)(ii)(A) to (L) to be true and correct would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(A) all Tax Returns required to be filed by or with respect to the Company or any of its Subsidiaries have been timely filed (taking into account any extension of time within which to file) and all such Tax Returns are correct and complete;

(B) all Taxes of the Company and its Subsidiaries (including any Taxes required to be withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party), other than Taxes being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP, have been timely paid;

(C) there are no Tax Liens, other than Company Permitted Liens, on any asset of the Company or any of its Subsidiaries;

(D) neither the Company nor any of its Subsidiaries has executed any outstanding waiver of any statute of limitations for the assessment or collection of any Tax and there is no pending request by a Governmental Entity to execute such a waiver or extension;

(E) no audit or other examination or administrative, judicial or other proceeding of, or with respect to, any Tax Return or Taxes of the Company or any of its Subsidiaries is currently in progress;

(F) none of the Company or any of its Subsidiaries (i) is a party to any Tax allocation, Tax sharing, Tax indemnity or similar agreement or (ii) is under an obligation under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law) or as transferee or successor, such that, in each of clauses (i) and (ii), the Company or any of its Subsidiaries is, on or after the date hereof, liable for any amount of Taxes of another person (other than the Company or any of its Subsidiaries);

(G) neither the Company nor any of its Subsidiaries has been, within the past two years, a party to any transaction to which Section 355 of the Code applies;

(H) each of the Subsidiaries of the Company is currently either (i) properly classified as a partnership for U.S. Federal income Tax purposes or (ii) properly disregarded as an entity separate from its respective owner for U.S. Federal income Tax purposes pursuant to Treasury Regulation Section 301.7701-3(b);

(I) each of the Subsidiaries of the Company that is classified as a partnership for U.S. Federal income Tax purposes has in effect a valid election under Section 754 of the Code;

(J) WPZ is properly classified as a partnership for U.S. Federal income Tax purposes, and not as an association or a publicly traded partnership taxable as a corporation under Section 7704 of the Code and has been properly treated as such since its formation;

(K) at least 90% of the gross income of WPZ for each taxable year since its formation has been “qualifying income” within the meaning of Section 7704(d) of the Code; and

(L) neither the Company nor any of its Subsidiaries has participated in a listed transaction within the meaning of Treasury Regulation Section 1.6011-4.

(iii) As of December 31, 2014, the consolidated Federal income Tax Return group of which the Company is the common parent had Federal and state net operating loss carryforwards and foreign tax or AMT credit carryforwards as set forth in Section 3.01(n)(iii) of the Company Disclosure Letter. Except as set forth in Section 3.01(n)(iii) of the Company Disclosure Letter, as of immediately prior to the Effective Time, such net operating loss carryforwards and credit carryforwards will not be subject to limitation under Section 382, 383 or 384 of the Code or Treasury Regulations Section 1.1502-1, -21 or -22 (or any analogous or similar provisions of applicable Law).

(iv) The distribution by the Company of all the common stock of WPX Energy, Inc. to the Company’s stockholders on December 31, 2011 (the “WPX Spin-Off”), together with certain related transactions, qualified for tax-free treatment under Sections 355(a) and 368(a)(1)(D) of the Code. None of the Company or its Subsidiaries have any Tax liability with respect to the WPX Spin-Off by reason of the application of Section 355(d) or 355(e) of the Code.

(o) Condition of Assets. Except as would not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the assets of the Company and its Subsidiaries have been maintained and repaired in the same manner as would a prudent operator of such assets, and are adequate for the purposes for which they are currently used.

(p) Environmental Matters. Except for those matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each of the Company and its Subsidiaries is, and, since January 1, 2013, has been, in compliance with all applicable Environmental Laws, and neither the Company nor any of its Subsidiaries has received any written notice from any Governmental Entity alleging that the Company or any of its Subsidiaries is in violation of, or has any liability under, any Environmental Law, (ii) each of the Company and its Subsidiaries possesses and is in compliance with all Company Permits required under applicable Environmental Laws to conduct its business as presently conducted, and all such Company Permits are valid and in good standing, (iii) there are no claims, suits, actions or proceedings pursuant to any Environmental Laws pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, (iv) there have been no releases or threatened releases of Hazardous Materials at or on any location, including at or on any property currently or formerly owned, leased or operated by the Company or any of its Subsidiaries, in each of the above cases, in a manner that would reasonably be expected to result in any obligation to conduct any investigation, remediation or other corrective or response action by the Company or any of its Subsidiaries, (v) neither the Company nor any of its Subsidiaries is subject to any consent decrees, orders, settlements or compliance agreements that impose any current or future obligations under Environmental Laws, (vi) there have been no ruptures or explosions in the Systems of the Company or its Subsidiaries resulting in personal injury, loss of life or material property damage, except to the extent any claims related to such ruptures have been resolved and (vii) there are no defects, corrosion or other damage to any of the Systems of the Company or any of its Subsidiaries that could reasonably be expected to result in a pipeline integrity failure.

(q) Insurance. The Company and its Subsidiaries maintain, or are entitled to the benefits of, insurance in such amounts and against such risks as the Company believes to be customary for companies of a comparable size in the industries in which it and its Subsidiaries operate. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all material insurance policies carried by or covering the Company and its Subsidiaries with respect to their business, assets and properties are in full force and effect, and, to the Knowledge of the Company, no notice of cancelation or material premium increase has been given with respect to any such policy.

(r) Title to Properties; Rights-of-Way. (i) Each agreement under which the Company or any Subsidiary thereof is the landlord, sublandlord, tenant, subtenant or occupant (each, a “Company Real Property Lease”) with respect to material real property leased, subleased, licensed or otherwise occupied (whether as tenant, subtenant or pursuant to other occupancy arrangements) by the Company or any of its Subsidiaries (collectively, including the improvements thereon, the “Company Leased Real Property”) is valid and binding on the Company or the Subsidiary of the Company party thereto, and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries is currently subleasing, licensing or otherwise granting any person the right to use or occupy a material portion of the Company Leased Property that would reasonably be expected to adversely affect the existing use of the Company Leased Real Property by the Company or its Subsidiaries in the operation of their business thereon. There is no uncured default under any Company Real Property Lease by the Company or any of its Subsidiaries or, to the Knowledge of the Company, by any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would reasonably be expected to constitute a default thereunder by the Company or any of its Subsidiaries or, to the Knowledge of the Company, by any other party thereto, in each case except for such defaults and events that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. As of the date of this Agreement, neither the Company nor any of its Subsidiaries has received any written notice of termination or cancelation, and to the Knowledge of the Company, no termination or cancelation is threatened, under any Company Real Property Lease, except for such notices that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(ii) The Company or one of its Subsidiaries has good and valid title to all material real property currently owned by the Company or any of its Subsidiaries (collectively, “Company Owned Real Property”) and the Company and its Subsidiaries have good and valid leasehold interest in the Company Leased Real Property, in each case free and clear of all Liens (other than Company Permitted Liens and leases, subleases, licenses, conditions, encroachments, easements, rights-of-way, restrictions, options or rights of first refusal relating to the purchase of Company Owned Real Property and other encumbrances that do not or would not reasonably be expected to adversely affect the existing use of the real property subject thereto by the owner (or lessee to the extent a leased property) thereof in the operation of its business), except where absence of good and valid title has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(iii) Each of the Company and its Subsidiaries has such consents, easements, rights-of-way, permits and licenses from each person (collectively, “Rights-of-Way”) as are sufficient to conduct its business in the manner described, and subject to the limitations, qualifications, reservations and encumbrances contained, in any Company Filed SEC Document, except for such Rights-of-Way the absence of which have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company and its Subsidiaries has fulfilled and performed all its material obligations with respect to such Rights-of-Way and conduct their business in a manner that does not violate any of the Rights-of-Way and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or would result in any impairment of the rights of the holder of any such Rights-of-Way, except for such revocations, terminations and impairments that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All pipelines operated by the Company and its Subsidiaries are subject to Rights-of-Way, and there are no gaps (including any gap arising as a result of any breach by the Company or any of its Subsidiaries of the terms of any Rights-of-Way) in the Rights-of-Way other than gaps that would not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(s) Voting Requirements. Assuming the accuracy of the representations and warranties set forth in Section 3.02(v), the affirmative vote of holders of a majority of the outstanding shares of Company Common Stock entitled to vote thereon at the Company Stockholders’ Meeting or any adjournment or postponement thereof to adopt this Agreement (the “Company Stockholder Approval”) is the only vote of the holders of any class or series of capital stock of the Company necessary for the Company to adopt this Agreement and approve and consummate the Transactions.

(t) Brokers and Other Advisors. No broker, investment banker, financial advisor or other person, other than Barclays Capital Inc. and Lazard Frères & Co. LLC, is entitled to any broker’s, finder’s or financial advisor’s fee or commission in connection with the Merger and the other Transactions based upon arrangements made by or on behalf of the Company.

(u) Opinions of Financial Advisors. The Board of Directors of the Company has received the oral opinion of each of Barclays Capital Inc. and Lazard Frères & Co. LLC to the effect that, as of the date of this Agreement, from a financial point of view, the Merger Consideration to be offered to the stockholders of the Company in the Transactions is fair to such stockholders. A signed copy of the written opinion of each of Barclays Capital Inc. and Lazard Frères & Co. LLC rendered to the Board of Directors of the Company will promptly be delivered to Parent, solely for informational purposes, following receipt thereof by the Company.

(v) State Takeover Statutes. Assuming the accuracy of the representations and warranties set forth in Section 3.02(v), the approval of the Board of Directors of the Company of this Agreement, the Merger and the other Transactions represents all the action necessary to render inapplicable to this Agreement, the Merger and the other Transactions, the provisions of Section 203 of the DGCL to the extent, if any, such Section would otherwise be applicable to this Agreement, the Merger and the other Transactions, and no “fair price”, “moratorium”, “control share acquisition” or other state takeover statute or regulation (collectively, “Takeover Laws”) or any anti-takeover provision in the Company’s organizational documents is applicable to the Company, the Company Common Stock, this Agreement, the Merger or the other Transactions.

(w) WPZ Merger Agreement. The WPZ Merger Agreement has been validly terminated, and other than the payment of the WPZ Fee and the last sentence of Section 5.2 and Section 5.5, Section 5.6, Article VII and Article VIII of the WPZ Merger Agreement, if applicable, in accordance with the terms of the WPZ Merger Agreement, the Company and its Subsidiaries have no further obligations or liability under the WPZ Merger Agreement.

SECTION 3.02. Representations and Warranties of TopCo and Parent. Except (x) as set forth in any report, schedule, form, statement or other document filed with, or furnished to, the SEC since January 1, 2013 by Parent, ETP or SXL and publicly available on EDGAR prior to the date of this Agreement (collectively, the “Parent Filed SEC Documents”) (without giving effect to any amendment to any such Parent Filed SEC Documents filed on or after the date of this Agreement and excluding any disclosures set forth in any “risk factor” section to the extent such disclosures are cautionary, predictive or forward-looking in nature) or (y) as set forth in the Parent Disclosure Letter (it being understood that any information set forth in one Section or subsection of the Parent Disclosure Letter shall be deemed to apply to and qualify the Section or subsection of this Agreement to which it corresponds in number and each other Section or subsection of this Agreement to the extent that it is reasonably apparent on its face in light of the context and content of the disclosure that such information is relevant to such other Section or subsection), TopCo and Parent represent and warrant to the Company as follows:

(a) Organization, Standing and Corporate Power. Each of TopCo and Parent is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization and has all requisite corporate or similar power and authority to carry on its business as presently conducted and is duly qualified or licensed to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction where the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, other than where the failure to be so qualified, licensed or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each of Parent’s Subsidiaries is duly organized, validly existing and in good standing (where such concept is recognized under applicable Law) under the Laws of its jurisdiction of organization and has all requisite corporate or similar power and authority to carry on its business as presently conducted and each of Parent’s Subsidiaries is duly qualified or licensed to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction where the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, other than where the failure to be so qualified, licensed or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent has made available to the Company prior to the execution of this Agreement a true and complete copy of (A) the Certificate of Limited Partnership of Parent (the “Parent Certificate of Partnership”) and the Third Amended and Restated Agreement of Limited Partnership of Parent (the “Parent Partnership Agreement”), (B) the organizational documents of TopCo, (C) the Certificate of Limited Partnership of ETP and the Agreement of Limited Partnership of ETP (the “ETP Partnership Agreement”), and (D) the Certificate of Limited Partnership of SXL and the Agreement of Limited Partnership of SXL (the “SXL Partnership Agreement”), in each case of clauses (A) through (D), as amended to and in effect as of the date of this Agreement. Upon the request of the Company, Parent will make available to the Company the comparable organizational documents of each of its other Subsidiaries, in each case as amended to and in effect as of the date of this Agreement.

(b) Subsidiaries. All of the outstanding shares of capital stock of, or other equity interests in, each Subsidiary of Parent have, in all cases, been duly authorized and validly issued and are fully paid, nonassessable and not subject to preemptive rights, and are wholly owned, directly or indirectly, by Parent free and clear of all Liens, other than Parent Permitted Liens. Except for its interests in its Subsidiaries, Parent does not own, directly or indirectly, any capital stock of, or other equity interests in, any person.

(c) Capital Structure. (i) The authorized equity interests of Parent consist of common units representing limited partner interests in Parent (“Parent Common Units”), Class D Units representing limited partner interests in Parent (“Parent Class D Units”) and a general partner interest in Parent (“Parent General Partner Interest”). At the close of business on September 25, 2015 (the “Parent Capitalization Date”), (i) 1,044,764,836 Parent Common Units were issued and outstanding, of which 5,776,462 consisted of Parent Restricted Units, (ii) 2,156,000 Parent Class D Units were issued and outstanding and (iii) there was an approximate 0.2576% Parent General Partner Interest. Except as set forth above, at the close of business on the Parent Capitalization Date, no equity securities or other voting securities of Parent were issued or outstanding. Since the Parent Capitalization Date to the date of this Agreement, (x) there have been no issuances by Parent of equity securities or other voting securities of Parent, other than the conversion of Parent Class D Units outstanding as of the Parent Capitalization Date and (y) there have been no issuances by Parent of options, warrants, other rights to acquire equity securities of Parent or other rights that give the holder thereof any economic interest of a nature accruing to the holders of Parent Common Units. All outstanding Parent Common Units are, and all such Parent Common Units that may be issued prior to the Effective Time will be when issued, duly authorized, validly issued, fully paid (to the extent required by the Parent Partnership Agreement) and nonassessable (except as such nonassessability may be affected by matters described in Sections 17-303, 17-607 and 17-804 of the DRULPA) and not subject to preemptive rights.

(ii) The authorized equity interests of ETP consist of common units representing limited partner interests in ETP (“ETP Common Units”), Class E Units representing limited partner interests in ETP (“ETP Class E Units”), Class G Units representing limited partner interests in ETP (“ETP Class G Units”), Class H Units representing limited partner interests in ETP (“ETP Class H Units”), Class I Units representing limited partner interests in ETP (the “ETP Class I Units”), the Incentive Distribution Rights (as defined in the ETP Partnership Agreement, the “ETP IDRs”) and a general partner interest in ETP (“ETP General Partner Interest”). As of the Parent Capitalization Date, the issued and outstanding limited partner interests and general partner interests of ETP consisted of (1) 8,853,832 ETP Class E Units, (2) 90,706,000 ETP Class G Units, (3) 81,001,069 ETP Class H Units, (4) the ETP Class I Units, (5) 495,421,664 ETP Common Units, (6) the ETP IDRs and (7) an approximate 1% ETP General Partner Interest. As of the Parent Capitalization Date, 3,838,321 ETP Common Units were issuable pursuant to employee and director equity plans of ETP. The authorized equity interests of SXL consist of common units representing limited partner interests in SXL (“SXL Common Units”), the Incentive Distribution Rights (as defined in the SXL Partnership Agreement, the “SXL IDRs”) and a general partner interest in SXL (“SXL General Partner Interest”). As of the Parent Capitalization Date, the issued and outstanding limited partner interests and general partner interests of SXL consisted of (x) 259,220,261 SXL Common Units, (y) the SXL IDRs and (z) an approximate 1.67% SXL General Partner Interest. As of the Parent Capitalization Date, 668,821 SXL Common Units were issuable pursuant to employee and director equity plans of SXL. All outstanding equity securities of ETP and SXL are, and all such securities that may be issued prior to the Effective Time will be when issued, duly authorized, validly issued, fully paid (to the extent required by the ETP Partnership Agreement or SXL Partnership Agreement, as applicable) and nonassessable (except as such nonassessability may be affected by matters described in Sections 17-303, 17- 607 and 17-804 of the DRULPA) and not subject to preemptive rights.

(iii) No Subsidiary of Parent owns any equity securities of Parent. There are no bonds, debentures, notes or other indebtedness of Parent that give the holders thereof the right to vote (or that are convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Parent Common Units may vote (“Voting Parent Debt”). There are no voting trusts or other agreements or understandings to which Parent or any of its Subsidiaries is a party with respect to the voting or registration of the capital stock or other equity interests of Parent or any of its Subsidiaries. Except for any obligations pursuant to this Agreement or as otherwise set forth above, as of the Parent Capitalization Date, there are no options, warrants, rights (including preemptive, conversion, stock appreciation, redemption or repurchase rights), convertible or exchangeable securities, stock-based performance units, Contracts or undertakings of any kind to which Parent or any of its Subsidiaries is a party or by which any of them is bound (1) obligating Parent or any such Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional equity securities or other securities of, or equity interests in, or any security convertible or exchangeable for any equity securities or other security of, or equity interest in, Parent or of any of its Subsidiaries or any Voting Parent Debt, (2) obligating Parent or any such Subsidiary to issue, grant or enter into any such option, warrant, right, security, unit, Contract or undertaking, (3) that give any person the right to subscribe for or acquire any securities of Parent or any of its Subsidiaries (including preemptive and anti-dilution rights), or to receive any economic interest of a nature accruing to the holders of Parent Common Units or otherwise based on the performance or value of equity securities of Parent or any of its Subsidiaries, or (4) obligating Parent or any of its Subsidiaries to provide a material amount of funds to, or make any material investments in (in the form of a loan, capital contribution or otherwise), any person. As of the date of this Agreement, there are no outstanding obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any equity securities, other than pursuant to the Parent Equity Plan, or options, warrants or other rights to acquire equity securities of Parent or any such Subsidiary other than as described above.

(iv) The TopCo Common Shares to be issued pursuant to the Merger in accordance with Article II (A) will be duly authorized, validly issued, fully paid (to the extent required by the limited partnership agreement of TopCo) and nonassessable (except as such nonassessability may be affected by matters described in Sections 17-303, 17-607 and 17-804 of the DRULPA), (B) will not be subject to preemptive rights created by statute, the organizational documents of TopCo or any Contract to which TopCo or Parent is a party or is bound, (C) will, when issued, be registered under the Securities Act and the Exchange Act and registered or exempt from registration under applicable “blue sky” Laws and (D) will be approved for listing on the New York Stock Exchange, subject to official notice of issuance, prior to the Effective Time.

(d) Authority; Noncontravention. (i) Each of TopCo, TopCo GP, Parent, Parent GP and ETE GP has all requisite company or similar power and authority to execute and deliver, and perform its obligations under, this Agreement and each other document to be entered into by it in connection with the Transactions, including the CCR Agreement (the “Parent Transaction Documents”), and to consummate the Transactions. The execution, delivery and performance of this Agreement and the other Parent Transaction Documents by TopCo, TopCo GP, Parent, Parent GP and ETE GP and the consummation by TopCo, TopCo GP, Parent, Parent GP and ETE GP of the Transactions have been duly authorized by all necessary corporate or similar action on the part of each of TopCo, TopCo GP, Parent, Parent GP and ETE GP. This Agreement and the other Parent Transaction Documents have been duly executed and delivered by each of TopCo, TopCo GP, Parent, Parent GP and ETE GP and, assuming the due authorization, execution and delivery by the other parties thereto, constitute legal, valid and binding obligations of each of TopCo, TopCo GP, Parent, Parent GP and ETE GP, enforceable against each of TopCo, TopCo GP, Parent, Parent GP and ETE GP in accordance with their terms, subject, as to enforceability, to bankruptcy, insolvency and other Laws of general applicability relating to or affecting creditors’ rights and to general equity principles. Each of TopCo GP and Parent GP has approved this Agreement and the other Parent Transaction Documents and the Transactions.

(ii) The execution, delivery and performance by TopCo and Parent of the Parent Transaction Documents do not, and the consummation of the Transactions and compliance with the provisions of the Parent Transaction Documents will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to any right (including a right of termination, cancelation or acceleration of any obligation or any right of first refusal, participation or similar right) under, or cause the loss of any benefit under, or result in the creation of any Lien (other than Parent Permitted Liens) upon any of the properties or assets of TopCo or Parent or any of their respective Subsidiaries under, any provision of (A) the organizational documents of TopCo, the Parent Certificate of Partnership or the Parent Partnership Agreement or the comparable organizational documents of any of their respective Subsidiaries or (B) (1) any Contract to which TopCo or Parent or any of their respective Subsidiaries is a party or by which any of their respective properties or assets are bound or (2) any Law applicable to TopCo or Parent or any of their respective Subsidiaries or any of their respective properties or assets, other than, in the case of clause (B) above, any such conflicts, violations, defaults, rights, losses or Liens that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(iii) No consent, approval, order or authorization of, or registration, declaration or filing with, or notice to, any Governmental Entity is required to be obtained or made by or with respect to TopCo or Parent or any of their respective Subsidiaries in connection with the execution, delivery and performance of the Parent Transaction Documents by TopCo and Parent or the consummation by TopCo and Parent of the Transactions, except for (I) the filing of a premerger notification and report form by TopCo and Parent under the HSR Act, any required filing under the Canada Competition Act and any other filings required or advisable under any applicable foreign antitrust, competition or foreign investment Law, (II) the approval of FERC under the FPA, (III) the filing with the SEC of (x) the Form S-4, (y) the Proxy Statement and (z) such reports under the Exchange Act, as may be required in connection with this Agreement and the Transactions, (IV) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (V) such filings with and approvals of the New York Stock Exchange as are required to permit the consummation of the Merger and the issuance and listing of the TopCo Common Shares (including the attached CCRs) to be issued as Merger Consideration and (VI) such other consents, approvals, orders, authorizations, registrations, declarations, filings and notices, the failure of which to be obtained or made has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(e) Parent SEC Documents; Financial Statements. (i) Parent and each of its Subsidiaries has filed all reports, schedules, forms, statements and other documents with the SEC required to be filed by Parent and its Subsidiaries since January 1, 2013 (the “Parent SEC Documents”). As of their respective dates of filing, or, in the case of Parent SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act, their respective effective dates, or if amended or superseded prior to the date of this Agreement, then as of the date of such later filing, (A) each Parent SEC Document complied as to form in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable thereto, and (B) none of the Parent SEC Documents contained any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each Parent SEC Document that is a registration statement, as amended, if applicable, filed pursuant to the Securities Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements made therein not misleading. There are no outstanding comments from, or unresolved issues raised by, the staff of the SEC with respect to the Parent Filed SEC Documents. No enforcement action has been initiated against Parent relating to disclosures contained in or omitted from any Parent Filed SEC Document.

(ii) The audited consolidated financial statements and the unaudited quarterly financial statements (including, in each case, the notes thereto) of each of Parent, ETP and SXL included in the Parent SEC Documents have been prepared in all material respects in accordance with GAAP (except, in the case of unaudited quarterly financial statements, as permitted by Form 10-Q of the SEC or other applicable rules and regulations of the SEC) applied on a consistent basis during the periods and as of the dates involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries, ETP and its consolidated Subsidiaries, or SXL and its consolidated Subsidiaries, as the case may be, as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited quarterly financial statements, to normal year-end adjustments and to any other adjustments described therein).

(iii) Each of Parent, ETP and SXL maintains disclosure controls and procedures required by Rule 13a-15(e) or Rule 15d-15(e) under the Exchange Act. Each of Parent, ETP and SXL maintains internal controls over financial reporting required by Rule 13a-15(f) or Rule 15d-15(f) under the Exchange Act. Each of Parent’s, ETP’s and SXL’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by Parent, ETP and SXL in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Parent’s, ETP’s or SXL’s management, as applicable, as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Each of Parent’s, ETP’s and SXL’s management has completed an assessment of the effectiveness of Parent’s, ETP’s and SXL’s, respectively, internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2014 and such assessment concluded that such controls were effective. Each of Parent, ETP and SXL has disclosed, based on its most recent evaluation prior to the date of this Agreement, to Parent’s, ETP’s or SXL’s auditors, as applicable, and the Audit Committee of the Board of Directors of Parent GP, the general partner of ETP or the general partner of SXL, as applicable, (A) any known significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect in any material respect Parent’s, ETP’s or SXL’s ability, as applicable, to record, process, summarize and report financial information and (B) any known fraud, whether or not material, that involves management or other employees who have, in each case, a significant role in Parent’s, ETP’s or SXL’s, as applicable, internal controls over financial reporting, and each such significant deficiency, material weakness or fraud has been disclosed to the Company as of the date hereof.

(iv) There are no liabilities or obligations of Parent or any of its Subsidiaries (whether known or unknown and whether accrued, absolute, contingent or otherwise), other than (A) liabilities or obligations reflected or reserved against in the consolidated balance sheet as of December 31, 2014 (or the notes thereto) of each of Parent, ETP and SXL, in each case included in such person’s Annual Report on Form 10-K filed prior to the date of this Agreement for the fiscal year ended December 31, 2014, (B) current liabilities incurred in the ordinary course of business since December 31, 2014, (C) liabilities or obligations incurred under the terms of this Agreement or in connection with the Transactions and (D) liabilities or obligations (whether known or unknown and whether accrued, absolute, contingent or otherwise) that would not have or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(f) Information Supplied. None of the information supplied or to be supplied by or on behalf of TopCo or Parent specifically for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading or (ii) the Proxy Statement will, at the date it (and any amendment or supplement thereto) is first mailed to the stockholders of the Company and at the time of the Company Stockholders’ Meeting contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by TopCo or Parent with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of the Company. The Form S-4 and the Proxy Statement will, with respect to information regarding TopCo and Parent, comply as to form in all material respects with the requirements of the Securities Act and the Exchange Act.

(g) Absence of Certain Changes or Events. (i) From December 31, 2014 through the date of this Agreement, (A) except in connection with the negotiation and execution of this Agreement, Parent and its Subsidiaries have conducted their businesses in all material respects in the ordinary course of business, and (B) none of Parent nor any of its Subsidiaries has taken any action that if taken after the date of this Agreement would require the Company’s consent pursuant to Section 4.01(b)(ii), 4.01(b)(vi), 4.01(b)(vii), 4.01(b)(ix), 4.01(b)(xi), 4.01(b)(xv) or 4.01(b)(xvi), and (ii) since December 31, 2014, there has not been any change, effect, event, occurrence, development or state of facts that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(h) Litigation. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or would not reasonably be expected to prevent, impede or delay the consummation of the Transactions, including the Merger, (i) there is no suit, action, claim, arbitration, mediation or legal, arbitral, administrative or other proceeding pending or, to the Knowledge of Parent, threatened against, or to the Knowledge of Parent, any pending or threatened governmental or regulatory investigation of, Parent or any of its Subsidiaries and (ii) there is no injunction, order, judgment, ruling, decree or writ of any Governmental Entity outstanding or, to the Knowledge of Parent, threatened to be imposed, against Parent or any of its Subsidiaries.

(i) Contracts. As of the date of this Agreement, neither Parent nor any of its Subsidiaries is a party to:

(i) any Contract that would be required to be filed by Parent as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(ii) any Contract that (A) restricts the ability of Parent or any of its Subsidiaries in any material respect to compete with any other person or acquire or dispose of the securities of another person and (B) is material to Parent and its Subsidiaries, taken as a whole;

(iii) any loan, mortgage, note, debenture, bond, indenture or other similar Contract pursuant to which any Indebtedness of Parent or any of its Subsidiaries, in each case in excess of $500.0 million, is outstanding or may be incurred, other than any such Contract solely between or among any of Parent and any of its Subsidiaries;

(iv) any Contract that is related to the governance or operation of any joint venture, partnership or similar arrangement, other than such Contract solely between or among any of Parent and any of its Subsidiaries;

(v) any Contract expressly limiting or restricting the ability of Parent or any of its Subsidiaries to declare or pay dividends or make distributions in respect of their capital stock, partner interests, membership interests or other equity interests, as the case may be;

(vi) any Contract that by its terms calls for aggregate payments by Parent or any of its Subsidiaries of more than $500.0 million in any fiscal year period or $1.0 billion in the aggregate over the term of such Contract, except for any such Contract that may be canceled by Parent, without any material penalty or other liability to Parent or any of its Subsidiaries, upon notice of 180 days or less;

(vii) any Contract that involves, or is reasonably expected in the future to involve, annual revenues of $500.0 million in the aggregate;

(viii) any material Contract, other than Contracts for transportation services to be provided for FERC-regulated Natural Gas Act or Interstate Commerce Act transportation services pursuant to an open season, that contains a “most favored nation” or any similar term for the benefit of a third party that restricts the business of Parent in a material manner;

(ix) any collective bargaining agreement;

(x) any Contract under which Parent or any of its Subsidiaries has advanced or loaned any amount of money to any of its current or former directors, officers, employees or consultants, in each case with a principal amount in excess of $100,000;

(xi) any material Contract that includes any Affiliate of Parent (other than a Subsidiary of Parent) as a counterparty or third party beneficiary;

(xii) any Contract to acquire all or a portion of the capital stock, business, property or assets of any other person for an amount of cash (or value of non-cash consideration) in excess of $500.0 million;

(xiii) any Contract in favor of directors or executive officers relating to employment or compensation or providing rights to indemnification; or

(xiv) any Contract the loss or breach of which would reasonably be expected to have a Parent Material Adverse Effect.

Each such Contract described in clauses (i) through (xiv) above is referred to herein as a “Parent Specified Contract”. Parent has delivered or made available to the Company true and complete copies of all Parent Specified Contracts. Each of the Parent Specified Contracts is valid and binding on Parent or the Subsidiary of Parent party thereto and, to the Knowledge of Parent, each other party thereto, and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. There is no default under any Parent Specified Contract by Parent or any of its Subsidiaries or, to the Knowledge of Parent, by any other party thereto, in each case except for such defaults that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(j) Compliance with Laws; Permits. Parent and each of its Subsidiaries are in compliance with and are not in default under or in violation of any applicable Law, except where such non-compliance, default or violation would not have and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Since January 1, 2013, neither Parent nor any of its Subsidiaries has received any written notice from any Governmental Entity regarding any violation of, or failure to comply with, any Law, except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent and its Subsidiaries are in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals, clearances, permissions, qualifications and registrations and orders of all Governmental Entities, and all rights under any Parent Specified Contract with all Governmental Entities, and have filed all tariffs, reports, notices, and other documents with all Governmental Entities necessary for Parent and its Subsidiaries to own, lease and operate their properties and assets and to carry on their businesses as presently conducted (the “Parent Permits”), except where the failure to have any of the Parent Permits has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. All Parent Permits are valid and in full force and effect and are not subject to any administrative or judicial proceeding that could result in modification, termination or revocation thereof, except where the failure to be in full force and effect or any modification, termination or revocation thereof has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent is, and each of its Subsidiaries is, in compliance with the terms and requirements of such Parent Permits, except where the failure to be in compliance has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(k) Regulatory Matters.

(i) TopCo and Parent are not subject to or are otherwise exempt from regulation as a “holding company” or a “public utility company” under PUHCA, including the books and records requirements applicable to holding companies and their associate companies under Section 1264 of PUHCA.

(ii) All filings required to be made by Parent or any of its Subsidiaries during the three years preceding the date hereof with FERC under the FPA, NGA, NGPA, ICA, PUHCA, PURPA, DOE, FCC or any other applicable state public utility commission or department, as the case may be, have been made, including all forms, statements, reports, notices, agreements and all documents, exhibits, amendments and supplements appertaining thereto, including all rates, tariffs and related documents, and all such filings complied, as of their respective dates, and, as amended or supplemented, continue to comply with all applicable requirements of applicable statutes and the rules and regulations promulgated thereunder, except for filings the failure of which to make or the failure of which to make in compliance with all applicable requirements of applicable statutes and the rules and regulations promulgated thereunder, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(l) Labor and Employment Matters. (i) Neither Parent nor any of its Subsidiaries is a party to any collective bargaining agreement or other similar agreement with a labor union, labor organization or employee association, works council or similar organization applicable to the employees of Parent or any of its Subsidiaries. (A) To the Knowledge of Parent, there are no union or other labor organizing activities occurring concerning any employees of Parent or any of its Subsidiaries, (B) there are no labor strikes, slowdowns, work stoppages or lockouts pending or, to the Knowledge of Parent, threatened, against Parent or any of its Subsidiaries, and (C) there is no unfair labor practice, labor dispute (other than individual grievances) or labor arbitration proceeding pending or, to the Knowledge of Parent, threatened, with respect to employees of Parent or any of its Subsidiaries.

(ii) Parent and its Subsidiaries are in compliance with all applicable Law respecting labor, employment, discrimination in employment, terms and conditions of employment, payroll, worker classification, wages, mandatory social security schemes, hours and occupational safety and health and employment practices, other than instances of noncompliance that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(m) Employee Benefit Matters. (i) With respect to each material Parent Benefit Plan, Parent has made available to the Company complete and accurate copies of (A) such Parent Benefit Plan, including any amendment thereto, (B) a written description of any such Parent Benefit Plan if such plan is not set forth in a written document, (C) each trust, insurance, annuity or other funding Contract related thereto (if any), (D) the most recent audited financial statements and actuarial or other valuation reports prepared with respect thereto (if any), (E) the most recent Internal Revenue Service determination letter (if any), (F) the two most recent annual reports on Form 5500 required to be filed with the Internal Revenue Service with respect thereto (if any) and (G) all material correspondence to or from any Governmental Entity received in the last three years with respect to any such Parent Benefit Plan.

(ii) (A) Each Parent Benefit Plan (and any related trust or other funding vehicle) has been established, maintained, operated and administered in all material respects in accordance with its terms and is in compliance in all material respects with ERISA, the Code and all other applicable Law, (B) all material contributions or other amounts payable by Parent or any of its Subsidiaries with respect to each Parent Benefit Plan in respect of current or prior plan years have been timely paid or properly reflected on Parent’s financial statements, (C) each of Parent and its Subsidiaries is in compliance in all material respects with ERISA, the Code and all other Laws applicable to Parent Benefit Plans and (D) each Parent Benefit Plan (and any related trust) that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter and, to the Knowledge of Parent, nothing has occurred since the date of such determination or opinion letter that would reasonably be expected to adversely affect such qualification.

(iii) With respect to any Parent Benefit Plan (and any related trust or other funding vehicle), (A) no actions, suits or claims (other than routine claims for benefits in the ordinary course of business) are pending or, to the Knowledge of Parent, threatened relating to or otherwise in connection with such Parent Benefit Plan, assets thereof, or fiduciaries or parties-in-interest, as defined under ERISA, and (B) there are no pending or, to the Knowledge of Parent, threatened administrative investigations, audits or other administrative proceedings by the Department of Labor, the Pension Benefit Guaranty Corporation, the Internal Revenue Service or other Governmental Entity that, in each of clauses (A) or (B), has materially and adversely affected or would reasonably be expected to materially and adversely affect, individually or in the aggregate, the ability of Parent and its Subsidiaries to operate their business in the ordinary course consistent with past practice.

(iv) With respect to each Parent Benefit Plan that is subject to Section 302 or Title IV of ERISA or Section 412 or 4971 of the Code: (A) the minimum funding standard under Section 302 of ERISA and Sections 412 and 430 of the Code has been satisfied and no waiver of any minimum funding standard or any extension of any amortization period has been requested or granted; (B) all premiums to the Pension Benefit Guaranty Corporation have been timely paid in full, (C) no liability (other than for premiums to the Pension Benefit Guaranty Corporation) under Title IV of ERISA has been or is expected to be incurred by Parent or any of its Subsidiaries, and (D) no notice of intent to terminate any such Parent Benefit Plan has been filed and no amendment to treat any such Parent Benefit Plan as terminated has been adopted, and there have been no proceedings instituted (by the Pension Benefit Guaranty Corporation or otherwise) to treat any such Parent Benefit Plan as terminated.

(v) None of Parent, any of its Subsidiaries or any Commonly Controlled Entity of Parent maintains, contributes to or is required to contribute to, or has in the past six years maintained, contributed to or been required to contribute to any (A) Multiemployer Plan, or (B) Multiple Employer Plan.

(vi) Parent has no liability for providing health, medical or life insurance or other welfare benefits after retirement or other termination of employment (other than for continuation coverage required under Section 4980(B)(f) of the Code or other similar applicable Law), except for any liabilities that have not resulted in and would not reasonably be expected to, individually or in the aggregate, result in any material liability to Parent and its Subsidiaries.

(vii) Except as otherwise expressly provided in this Agreement, none of the execution and delivery of this Agreement or the consummation of the Merger (alone or in conjunction with any other event, including any termination of employment on or following the Effective Time) would reasonably be expected to (A) entitle any current or former director, officer, employee or independent contractor of Parent or any of its Subsidiaries to any compensation or benefit, (B) accelerate the time of payment or vesting, or trigger any payment or funding, of any compensation or benefits or trigger any other obligation under any Parent Benefit Plan, (C) result in any breach or violation of, or default under or limit Parent’s right to amend, modify, terminate or transfer the assets of, any Parent Benefit Plan, (D) directly or indirectly cause Parent to transfer or set aside any assets to fund any benefits, or otherwise give rise to any liability, under any Parent Benefit Plan, or (E) result in any “excess parachute payment” (within the meaning of Section 280G of the Code) becoming due to any current or former employee, officer, director or independent contractor of Parent or any of its Subsidiaries.

(viii) Except as would not reasonably be expected to, individually or in the aggregate, result in a Parent Material Adverse Effect, each Parent Benefit Plan that is maintained outside the jurisdiction of the United States for the benefit of any employees or other service providers of Parent or any of its Subsidiaries whose principal place of employment is outside the United States (each, a “Non-U.S. Parent Benefit Plan”) (A) has been maintained and operated in accordance with, and is in compliance with, its terms, applicable local Law, government taxation and funding requirements, and with any agreement entered into with a works council, union or labor organization and (B) to the extent required to be registered or approved by any Governmental Entity, has been registered with, or approved by, such Governmental Entity and, to Parent’s Knowledge, nothing has occurred that would adversely affect such registration or approval. To the extent intended to be funded or book-reserved, each Non-U.S. Parent Benefit Plan is funded or book-reserved, as appropriate, based upon reasonable actuarial assumptions.

(ix) Neither Parent nor any of its Subsidiaries is a party to, or is otherwise obligated under, any plan, policy, agreement or arrangement that provides for the gross-up or reimbursement of Taxes imposed under Section 409A or 4999 of the Code (or any corresponding provisions of state or local Law relating to Tax).

(n) Taxes.

(i) None of TopCo, Parent or any Subsidiaries of Parent has taken or agreed to take any action or knows of the existence of any fact that would reasonably be expected to prevent (A) the Merger from qualifying for the Intended Tax Treatment or (B) the Contribution and Parent Class E Issuance from qualifying as an exchange to which Section 721(a) of the Code applies.

(ii) Except where the failure of the representations and warranties set forth in this Section 3.02(n)(ii)(A) to (L) to be true and correct would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:

(A) all Tax Returns required to be filed by or with respect to TopCo, Parent or any Subsidiaries of Parent have been timely filed (taking into account any extension of time within which to file) and all such Tax Returns are correct and complete;

(B) all Taxes of TopCo, Parent and the Subsidiaries of Parent (including any Taxes required to be withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party), other than Taxes being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP, have been timely paid;

(C) there are no Tax Liens, other than Parent Permitted Liens, on any asset of TopCo or Parent or any of its Subsidiaries;

(D) none of TopCo, Parent or any Subsidiaries of Parent has executed any outstanding waiver of any statute of limitations for the assessment or collection of any Tax and there is no pending request by a Governmental Entity to execute such a waiver or extension;

(E) no audit or other examination or administrative, judicial or other proceeding of, or with respect to, any Tax Return or Taxes of TopCo, Parent or any Subsidiaries of Parent is currently in progress;

(F) none of TopCo, Parent or any Subsidiaries of Parent (i) is a party to any Tax allocation, Tax sharing, Tax indemnity or similar agreement or (ii) is under an obligation under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law) or as transferee or successor, such that, in each of clauses (i) and (ii), TopCo, Parent or any Subsidiaries of Parent is, on or after the date hereof, liable for any amount of Taxes of another person (other than TopCo, Parent or any Subsidiaries of Parent);

(G) none of TopCo, Parent or any Subsidiaries of Parent has been, within the past two years, a party to any transaction to which Section 355 of the Code applies;

(H) each of the Subsidiaries of Parent is currently either (i) properly classified as a partnership for U.S. Federal income Tax purposes or (ii) properly disregarded as an entity separate from its respective owner for U.S. Federal income Tax purposes pursuant to Treasury Regulation Section 301.7701-3(b);

(I) each of the Subsidiaries of Parent that is classified as a partnership for U.S. Federal income Tax purposes has in effect a valid election under Section 754 of the Code;

(J) each of Parent and ETP, SXL and SUN is properly classified as a partnership for U.S. Federal income Tax purposes, and not as an association or a publicly traded partnership taxable as a corporation under Section 7704 of the Code and has been properly treated as such since its formation;

(K) at least 90% of the gross income of each of Parent and ETP, SXL and SUN for each taxable year since its formation has been “qualifying income” within the meaning of Section 7704(d) of the Code; and

(L) neither TopCo, Parent or any of its Subsidiaries has participated in a listed transaction within the meaning of Treasury Regulation Section 1.6011-4.

(o) Condition of Assets. Except as would not have and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, the assets of Parent and its Subsidiaries have been maintained and repaired in the same manner as would a prudent operator of such assets, and are adequate for the purposes for which they are currently used.

(p) Environmental Matters. Except for those matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) each of Parent and its Subsidiaries is, and, since January 1, 2013, has been, in compliance with all applicable Environmental Laws, and neither Parent nor any of its Subsidiaries has received any written notice from any Governmental Entity alleging that Parent or any of its Subsidiaries is in violation of, or has any liability under, any Environmental Law, (ii) each of Parent and its Subsidiaries possesses and is in compliance with all Parent Permits required under applicable Environmental Laws to conduct its business as presently conducted, and all such Parent Permits are valid and in good standing, (iii) there are no claims, suits, actions or proceedings pursuant to any Environmental Laws pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries, (iv) there have been no releases or threatened releases of Hazardous Materials at or on any location, including at or on any property currently or formerly owned, leased or operated by Parent or any of its Subsidiaries, in each of the above cases, in a manner that would reasonably be expected to result in any obligation to conduct any investigation, remediation or other corrective or response action by Parent or any of its Subsidiaries, (v) neither Parent nor any of its Subsidiaries is subject to any consent decrees, orders, settlements or compliance agreements that impose any current or future obligations under Environmental Laws, (vi) there have been no ruptures or explosions in the Systems of Parent or its Subsidiaries resulting in personal injury, loss of life or material property damage, except to the extent any claims related to such ruptures have been resolved and (vii) there are no defects, corrosion or other damage to any of the Systems of Parent or any of its Subsidiaries that could reasonably be expected to result in a pipeline integrity failure.

(q) Insurance. Parent and its Subsidiaries maintain, or are entitled to the benefits of, insurance in such amounts and against such risks as Parent believes to be customary for companies of a comparable size in the industries in which it and its Subsidiaries operate. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, all material insurance policies carried by or covering Parent and its Subsidiaries with respect to their business, assets and properties are in full force and effect, and, to the Knowledge of Parent, no notice of cancelation or material premium increase has been given with respect to any such policy.

(r) Title to Properties; Rights-of-Way. (i) Each agreement under which Parent or any Subsidiary thereof is the landlord, sublandlord, tenant, subtenant or occupant (each, a “Parent Real Property Lease”) with respect to material real property leased, subleased, licensed or otherwise occupied (whether as tenant, subtenant or pursuant to other occupancy arrangements) by Parent or any of its Subsidiaries (collectively, including the improvements thereon, the “Parent Leased Real Property”) is valid and binding on Parent or the Subsidiary of Parent party thereto, and, to the Knowledge of Parent, each other party thereto, and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries is currently subleasing, licensing or otherwise granting any person the right to use or occupy a material portion of the Parent Leased Property that would reasonably be expected to adversely affect the existing use of the Parent Leased Real Property by Parent and its Subsidiaries in the operation of their business thereon. There is no uncured default under any Parent Real Property Lease by Parent or any of its Subsidiaries or, to the Knowledge of Parent, by any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would reasonably be expected to constitute a default thereunder by Parent or any of its Subsidiaries or, to the Knowledge of Parent, by any other party thereto, in each case except for such defaults and events that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. As of the date of this Agreement, neither Parent nor any of its Subsidiaries has received any written notice of termination or cancelation, and to the Knowledge of Parent, no termination or cancelation is threatened, under any Parent Real Property Lease, except for such notices that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(ii) Parent or one of its Subsidiaries has good and valid title to all material real property currently owned by Parent or any of its Subsidiaries (collectively, “Parent Owned Real Property”) and Parent and its Subsidiaries have good and valid leasehold interest in the Parent Leased Real Property, in each case free and clear of all Liens (other than Parent Permitted Liens and leases, subleases, licenses, conditions, encroachments, easements, rights-of-way, restrictions, options or rights of first refusal relating to the purchase of Parent Owned Real Property and other encumbrances that do not or would not reasonably be expected to adversely affect the existing use of the real property subject thereto by the owner (or lessee to the extent a leased property) thereof in the operation of its business), except where absence of good and valid title has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(iii) Each of Parent and its Subsidiaries has such Rights-of-Way as are sufficient to conduct its business in the manner described, and subject to the limitations, qualifications, reservations and encumbrances contained, in any Parent Filed SEC Document, except for such Rights-of-Way the absence of which have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each of Parent and its Subsidiaries has fulfilled and performed all its material obligations with respect to such Rights-of-Way and conduct their business in a manner that does not violate any of the Rights-of-Way and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or would result in any impairment of the rights of the holder of any such Rights-of-Way, except for such revocations, terminations and impairments that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. All pipelines operated by Parent and its Subsidiaries are subject to Rights-of-Way, and there are no gaps (including any gap arising as a result of any breach by Parent or any of its Subsidiaries of the terms of any Rights-of-Way) in the Rights-of-Way other than gaps that would not have and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(s) Voting Requirements. No vote of the holders of any class or series of equity securities of Parent is necessary for Parent to approve this Agreement and the other Parent Transactions Documents and approve and consummate the Transactions.

(t) Brokers and Other Advisors. No broker, investment banker, financial advisor or other person, other than Goldman Sachs & Co., Citigroup Global Markets Inc., Morgan Stanley & Co. LLC, UBS Securities LLC, Bank of America Merrill Lynch, J.P. Morgan Securities LLC, Deutsche Bank Securities Inc., Intrepid Financial Partners, RBC Capital Markets, LLC and Credit Suisse Securities (USA) LLC, is entitled to any broker’s, finder’s or financial advisor’s fee or commission in connection with the Merger and the other Transactions based upon arrangements made by or on behalf of TopCo or Parent.

(u) Operations and Assets of TopCo. TopCo has been formed solely for the purpose of engaging in the Transactions and, prior to the Effective Time, will not have incurred liabilities or obligations of any nature, other than pursuant to or in connection with this Agreement and the Merger and the other Transactions.

(v) Ownership of Company Common Stock. None of TopCo or Parent or any of their Subsidiaries beneficially owns (within the meaning of Section 13 of the Exchange Act and the rules and regulations promulgated thereunder), or will prior to the Effective Time beneficially own, any shares of Company Common Stock, or is a party, or will prior to the Effective Time become a party, to any Contract, arrangement or understanding (other than this Agreement) for the purpose of acquiring, holding, voting or disposing of any shares of Company Common Stock.

(w) Investment Company Act. Neither TopCo nor Parent is, or immediately after the Closing will be, subject to regulation under the Investment Company Act of 1940, as amended.

(x) Financing. Subject to the terms and conditions of the Commitment Letter, as of the date hereof, assuming compliance by the Company in all material respects with its covenants contained in Sections 4.01 and 5.14 and assuming satisfaction of the conditions set forth in Sections 6.01 and 6.02, the aggregate proceeds to be disbursed pursuant to the agreements contemplated by the Commitment Letter, together with other financial resources of Parent and TopCo, including cash on hand and marketable securities, will, in the aggregate, be sufficient to fund the payment of the Cash Component. As of the date hereof, TopCo and Parent have delivered to the Company true, complete and correct copies of the fully executed commitment letter (such letter, as amended, modified or waived from time to time to the extent permitted herein, the “Commitment Letter”) and fee letter executed in connection with the debt financing of the Merger Consideration (the “Financing”). As of the date hereof, the Commitment Letter has not been amended or modified in any respect and the respective commitments therein have not been withdrawn or terminated.

ARTICLE IV

Covenants Relating to Conduct of Business

SECTION 4.01. Conduct of Business. (ff) Except as set forth in Section 4.01(a) of the Company Disclosure Letter, expressly permitted by this Agreement, required by applicable Law or consented to in writing by Parent (such consent not to be unreasonably withheld, conditioned or delayed), during the period from the date of this Agreement to the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, carry on its business in the ordinary course and shall use commercially reasonable efforts to preserve substantially intact its current business organizations, maintain their rights, franchises and Company Permits and to preserve its relationships with significant customers and suppliers. Without limiting the generality of the foregoing, except as set forth in Section 4.01(a) of the Company Disclosure Letter, expressly permitted by this Agreement, required by applicable Law or consented to in writing by Parent (such consent not to be unreasonably withheld, conditioned or delayed), during the period from the date of this Agreement to the Effective Time, the Company shall not, and shall not permit any of its Subsidiaries to:

(i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock, other than (A) dividends or distributions by a Subsidiary of the

Company (excluding WPZ), (B) dividends or distributions required under the applicable organizational documents of such entity in effect on the date of this Agreement and (C) the Pre-Merger Special Dividend;

(ii) take any action that would result in the Company or any of its Subsidiaries becoming subject to any restriction not in existence on the date hereof with respect to the payment of distributions or dividends;

(iii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, other than transactions by a wholly owned Subsidiary of the Company which remains a wholly owned Subsidiary after consummation of such transaction;

(iv) purchase, redeem or otherwise acquire any shares of its or its Subsidiaries’ capital stock or other securities or any rights, warrants or options to acquire any such shares or other securities, other than (A) the acquisition by the Company of shares of Company Common Stock in connection with the surrender of shares of Company Common Stock by holders of Company Stock Options in order to pay the exercise price of the Company Stock Options, (B) the withholding of shares of Company Common Stock or WPZ Common Units to satisfy Tax obligations with respect to awards granted pursuant to the Company Stock Plans or the WPZ Legacy Long-Term Incentive Plan and (C) the acquisition by the Company or WPZ, as applicable, of awards granted pursuant to the Company Stock Plans or the WPZ Legacy Long-Term Incentive Plan and purchase rights under the Company ESPP in connection with the forfeiture of such awards or rights, in each case that are outstanding as of the date hereof and in accordance with their terms as of the date hereof;

(v) issue, deliver, sell, pledge, dispose of, encumber or subject to any Lien any shares of its capital stock, ownership interests, any other voting securities or any securities convertible into, exercisable or exchangeable for, or any rights, warrants or options to acquire, any such shares, ownership interests, voting securities or convertible securities or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock-based performance units, other than (A) upon the exercise of Company Stock Options or purchase rights under the Company ESPP and (B) upon the vesting or settlement of Company RSUs or Director DSUs granted under the Company Stock Plans and WPZ Phantom Units granted under the WPZ Legacy Long-Term Incentive Plan, in the case of each of clause (A) and (B) that are outstanding as of the date hereof and in accordance with their terms as of the date hereof;

(vi) amend (A) the Company Certificate of Incorporation or the Company By- laws or (B) the comparable organizational documents of any Subsidiary of the Company in any material respect;

(vii) acquire any business, whether by merger, consolidation, purchase of property or assets (including equity interests) or make any loans, advances or capital contributions to, or investments in, any other person, other than in connection with transactions solely between or among the Company and its Subsidiaries or as permitted by Section 4.01(a)(xii); provided, however, that notwithstanding the foregoing, the Company shall not, and shall not permit any of its Subsidiaries to, acquire any business or make any loans, advances or capital contributions to, or investments in, any other person which would reasonably be expected to prevent or impede the consummation of the Transactions, including the Merger;

(viii) enter into or make any loans or advances to any of its officers, directors, employees, agents or consultants (other than loans or advances (A) in the ordinary course of business or (B) for travel and reasonable business expenses) or make any change in its existing borrowing or lending arrangements for or on behalf of any of such persons, except as required by the terms of any Company Benefit Plan;

(ix) sell, license, lease, transfer, assign, divest, cancel, abandon or otherwise dispose of any of its properties, rights or assets, other than (A) sales or other dispositions of assets in the ordinary course of business, (B) sales, transfers and dispositions of obsolete, non-operating or worthless assets or properties and (C) sales, leases, transfers or other dispositions made by the Company to any of its Subsidiaries or in connection with any transaction among the Company’s wholly owned Subsidiaries;

(x) directly or indirectly, waive, transfer, pledge, encumber, sell or dispose of, or authorize any waiver, transfer, pledge, encumbrance, sale or disposal of all or any portion of the WPZ General Partner Interest or the WPZ IDRs owned by the Company, except with respect to any waivers of or subsidies relating to WPZ IDRs (A) agreed to prior to entry into this Agreement and in connection with the payment of the WPZ Fee pursuant to the terms of the WPZ Merger Agreement, and any extensions of such previously agreed waivers and subsidies and (B) agreed to in connection with any transaction permitted by Section 4.01(a)(vii); provided that neither the Company nor any of its Subsidiaries may waive or grant subsidies pursuant to this exception in excess of the incremental distributions that it would have otherwise expected to receive as a result of any such permitted transaction;

(xi) incur, redeem, prepay, defease, cancel, or, in any material respect, modify any indebtedness for borrowed money, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any of its Subsidiaries, guarantee, assume or endorse or otherwise as an accommodation become responsible for any such indebtedness or any debt securities or other financial obligations of another person (including all capitalized lease or leverage lease obligation or obligations to pay the deferred and unpaid purchase price of property and equipment and obligations pursuant to securitization of factoring programs or arrangements) or enter into any “keep well” or other agreement to maintain any financial statement condition of another person (collectively, “Indebtedness”), other than (A) Indebtedness incurred in the ordinary course of business, (B) prepayments of Indebtedness at stated maturity or pursuant to any required amortization payments or mandatory prepayments, in each case in accordance with the terms of the instrument governing such Indebtedness as of the date of this Agreement, (C) Indebtedness incurred by the Company or a wholly owned Subsidiary of the Company to the Company or a wholly owned Subsidiary of the Company, (D) Indebtedness incurred to replace, renew, extend, refinance or refund any existing Indebtedness on substantially the same or more favorable terms to the Company than such existing Indebtedness and (E) with respect to any Indebtedness not incurred in accordance with clauses (A) through (D), for any Indebtedness not to exceed the amounts set forth in Section 4.01(a)(xi) of the Company Disclosure Letter; provided, however, that in the case of each of clauses (A) through (E) such Indebtedness does not impose or result in any additional restrictions or limitations in any material respect on the Company or any of its Subsidiaries or, following the Closing, TopCo or any of its Subsidiaries, or subject the Company or any of its Subsidiaries or, following the Closing, TopCo or any of its Subsidiaries, to any additional covenants or obligations in any material respect (other than the obligations to make payment on such Indebtedness) to which the Company or its Subsidiaries is not otherwise subject under the terms of any Indebtedness outstanding as of the date hereof;

(xii) make any capital expenditures other than (A) expenditures made in response to any emergency, whether caused by war, terrorism, weather events, public health events, outages or otherwise and (B) expenditures to maintain the safety and integrity of any asset or property;

(xiii) settle any non-Tax claim, investigation, proceeding or litigation with a Governmental Entity or third party, in each case threatened, made or pending against the Company or any of its Subsidiaries, other than the settlement of claims, investigations, proceedings or litigation made in the ordinary course of business or for an amount (excluding any amounts that are covered by any insurance policies of the Company or its Subsidiaries, as applicable) not in excess of the amount reflected or reserved therefor in the most recent financial statements (or the notes thereto) of the Company included in the Company Filed SEC Documents;

(xiv) except as required pursuant to the terms of any Company Benefit Plan or other written agreement, in each case, in effect on the date hereof, (A) grant to any director, executive officer, employee or consultant any increase in compensation or pay, or award any bonuses or incentive compensation, other than annual increases of base compensation (not to exceed 3% per individual) and payouts of compensation to employees (other than, in the case of both increases and payouts, with respect to executive officers and directors) in the ordinary course of business consistent with past practice, (B) grant to any current or former director, executive officer or employee any increase in severance, retention or termination pay, (C) grant or amend any equity awards, (D) enter into any new or modify any existing employment or consulting agreement with any current or former director, executive officer, employee or individual consultant, (E) establish, adopt, enter into or amend any collective bargaining agreement or Company Benefit Plan or any agreement, plan or arrangement that would constitute a Company Benefit Plan if in effect on the date of this Agreement, other than immaterial amendments to a Company Benefit Plan in the ordinary course of business, consistent with past practice, that are not specifically intended to and do not result in a significant increase in the eligibility, payments or benefits under such Company Benefit Plan, (F) take any action to accelerate any rights or benefits under any Company Benefit Plan, (G) terminate the employment of any of its employees or other service providers, other than in the ordinary course of business, consistent with past practice; provided that, in no event may the Company or any of its Subsidiaries terminate the employment of any individual who is party to an individual change in control, severance or transaction bonus agreement; (H) hire any employee or other service provider, other than field and field support employees and field and field support service providers in the ordinary course of business, consistent with past practice; (I) fund or make any contribution to any Company Benefit Plan or any related trust or other funding vehicle, other than regularly scheduled contributions to trusts funding qualified plans; provided, however, that the foregoing shall not restrict the Company or any of its Subsidiaries from entering into or making available to newly-hired employees or to employees in the context of promotions to positions at or below the level of Manager based on job performance or workplace requirements, in each case, in the ordinary course of business, plans, agreements, benefits and compensation arrangements (excluding the award of any incentive equity grants and any individual severance arrangements) that have a value that is consistent with the past practice of making compensation and benefits available to newly-hired or promoted employees in similar positions;

(xv) other than as required (A) by GAAP (or any interpretation thereof), including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization, or (B) by Law, including pursuant to SEC rule or policy, make any change in financial accounting methods, principles or practices or any of its methods of reporting income, deductions or other material items for financial accounting purposes affecting the consolidated assets, liabilities or results of operations of the Company where such change would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole;

(xvi) (A) make any change (or file any such change) in any material method of Tax accounting, except as required by applicable Law, (B) make, change or rescind any material Tax election, (C) settle or compromise any material Tax liability or consent to any claim or assessment relating to a material amount of Taxes, (D) amend any material Tax Return or (E) enter into any closing agreement relating to a material amount of Taxes;

(xvii) (a) modify, amend, renew, extend, terminate or waive any rights under (1) any Company Specified Contract in a manner that is materially adverse to the Company and its Subsidiaries, taken as a whole, or that could prevent or materially delay the consummation of the Transactions, including the Merger, and (2) to the extent not included in subclause (1), any NGL-related contract or any Energy Products derived therefrom or any agreement involving Chesapeake Energy Corporation or any of its Subsidiaries that involves, or is reasonably expected in the future to involve, annual revenues of $50.0 million in the aggregate; provided, however, that this clause (xvii) shall not apply to extensions and renewals for a time period of 12 months or less that are on terms no less favorable to the Company and its Subsidiaries, or (b) enter into any Contract that if it had been entered into prior to the date of this Agreement, would have been a Company Specified Contract;

(xviii) take any action or fail to take any action that would reasonably be expected to cause WPZ to be treated, for U.S. Federal income Tax purposes, as a corporation;

(xix) other than in the ordinary course of business, modify, amend, surrender, terminate, or waive any rights under any Company Permit in a manner that is materially adverse to the Company and its Subsidiaries, taken as a whole, or that could prevent or materially delay the consummation of the Transactions, including the Merger;

(xx) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, other than the Merger and any other mergers, consolidations, restructurings, recapitalizations or other reorganizations solely among the Company and its Subsidiaries or among its Subsidiaries; or

(xxi) authorize any of, or commit or agree to take any of, the foregoing actions prohibited pursuant to clauses (i) through (xx) of this Section 4.01(a).

(b) Except as set forth in Section 4.01(b) of the Parent Disclosure Letter, expressly permitted by this Agreement, required by applicable Law or consented to in writing by the Company (such consent not to be unreasonably withheld, conditioned or delayed), during the period from the date of this Agreement to the Effective Time, Parent shall, and shall cause each of its Subsidiaries to, carry on its business in the ordinary course and shall use commercially reasonable efforts to preserve substantially intact its current business organizations, maintain its rights, franchises and Parent Permits and to preserve its relationships with significant customers and suppliers. Without limiting the generality of the foregoing, except as set forth in Section 4.01(b) of the Parent Disclosure Letter, expressly permitted by this Agreement, required by applicable Law or consented to in writing by the Company (such consent not to be unreasonably withheld, conditioned or delayed), during the period from the date of this Agreement to the Effective Time, Parent shall not, and shall not permit any of its Subsidiaries to:

(i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its equity securities, other than (A) dividends or distributions by a Subsidiary of Parent (excluding ETP and SXL), and (B) dividends or distributions required under the applicable organizational documents of such entity in effect on the date of this Agreement;

(ii) take any action that would result in Parent or any of its Subsidiaries becoming subject to any restriction not in existence on the date hereof with respect to the payment of distributions or dividends;

(iii) split, combine or reclassify any of its equity securities or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for equity securities, other than transactions by a wholly owned Subsidiary of Parent which remains a wholly owned Subsidiary after consummation of such transaction;

(iv) purchase, redeem or otherwise acquire any shares of its or its Subsidiaries’ capital stock or other securities or any rights, warrants or options to acquire any such shares or other securities, other than (A) the withholding of securities to satisfy obligations to pay the exercise price or Tax obligations with respect to any equity awards granted by Parent or one of its Subsidiaries or Parent Class D Units, (B) the acquisition by Parent or any of its Subsidiaries, as applicable, of equity securities granted by Parent or its Subsidiaries in connection with the forfeiture of such securities, in each case that are outstanding as of the date hereof and in accordance with their terms as of the date hereof or granted after the date hereof in accordance with this Agreement and (C) purchases of equity securities of Parent by Parent made at market price pursuant to the publicly announced equity buyback program in effect on the date of this Agreement;

(v) issue, deliver, sell, pledge, dispose of, encumber or subject to any Lien any equity securities, ownership interests, any other voting securities or any securities convertible into, exercisable or exchangeable for, or any rights, warrants or options to acquire, any such shares, ownership interests, voting securities or convertible securities or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock-based performance units, other than (A) with respect to any Parent Class D Units, (B) issuances of equity securities in respect of the exercise or settlement of any equity awards granted by Parent or its Subsidiaries that are outstanding as of the date hereof and in accordance with their terms as of the date hereof or granted after the date hereof in accordance with this Agreement, (C) the sale of equity securities pursuant to the exercise of options to purchase such equity securities granted by Parent or one of its Subsidiaries if necessary to effectuate an option direction upon exercise or for withholding of Taxes, and (D) issuances of equity awards in the ordinary course of business consistent with past practice;

(vi) amend (A) the organizational documents of TopCo, (B) the Parent Certificate of Partnership or the Parent Partnership Agreement (other than the Parent Partnership Agreement Amendment) or (C) the comparable organizational documents of any Subsidiary of Parent in any material respect;

(vii) with respect to Parent and ETP only, acquire any business, whether by merger, consolidation, purchase of property or assets (including equity interests) or make any loans, advances or capital contributions to, or investments in, any other person, other than in connection with transactions solely between or among Parent and its Subsidiaries or as permitted by Section 4.01(b)(xii); provided, however, that notwithstanding the foregoing, Parent shall not, and shall not permit ETP to, acquire any business or make any loans, advances or capital contributions to, or investments in, any other person which would reasonably be expected to prevent or impede the consummation of the Transactions, including the Merger;

(viii) enter into or make any loans or advances to any of its officers, directors, employees, agents or consultants (other than loans or advances (A) in the ordinary course of business or (B) for travel and reasonable business expenses) or make any change in its existing borrowing or lending arrangements for or on behalf of any of such persons, except as required by the terms of any Parent Benefit Plan;

(ix) sell, license, lease, transfer, assign, divest, cancel, abandon or otherwise dispose of any of its properties, rights or assets, other than (A) sales or other dispositions of assets in the ordinary course of business, (B) sales, transfers and dispositions of obsolete, non-operating or worthless assets or properties, and (C) sales, leases, transfers or other dispositions made by Parent to any of its Subsidiaries or in connection with any transaction among Parent’s wholly owned Subsidiaries;

(x) directly or indirectly, waive, transfer, pledge, encumber, sell or dispose of, or authorize any waiver, transfer, pledge, encumbrance, sale or disposal of all or any portion of the ETP General Partner Interest, the ETP IDRs, the SXL General Partner Interest or the SXL IDRs owned by Parent, except with respect to any waivers of or subsidies relating to ETP IDRs or SXL IDRs (A) agreed to prior to entry into this Agreement, and any extensions of such previously agreed waivers and subsidies and (B) agreed to in connection with any transaction permitted by Section 4.01(b)(vii); provided that Parent may not waive or grant subsidies to ETP pursuant to this exception in excess of the incremental distributions it would have otherwise expected to receive as a result of any such permitted transaction;

(xi) incur, redeem, prepay, defease, cancel, or, in any material respect, modify any Indebtedness, other than (A) Indebtedness incurred in the ordinary course of business, (B) prepayments of Indebtedness at stated maturity or pursuant to any required amortization payments or mandatory prepayments, in each case in accordance with the terms of the instrument governing such Indebtedness as of the date of this Agreement, (C) Indebtedness incurred by Parent or a wholly owned Subsidiary of Parent to Parent or a wholly owned Subsidiary of Parent, (D) Indebtedness incurred to replace, renew, extend, refinance or refund any existing Indebtedness on substantially the same or more favorable terms to Parent than such existing Indebtedness and (E) with respect to any Indebtedness not incurred in accordance with clauses (A) through (D), for any Indebtedness not to exceed the amounts set forth in Section 4.01(b)(xi) of the Parent Disclosure Letter; provided, however, that in the case of each of clauses (A) through (E) such Indebtedness does not impose or result in any additional restrictions or limitations in any material respect on Parent or any of its Subsidiaries or, following the Closing, TopCo or any of its Subsidiaries, or subject Parent or any of its Subsidiaries or, following the Closing, TopCo or any of its Subsidiaries, to any additional covenants or obligations in any material respect (other than the obligations to make payment on such Indebtedness) to which Parent or its Subsidiaries is not otherwise subject under the terms of any Indebtedness outstanding as of the date hereof;

(xii) make any capital expenditures other than (A) expenditures made in response to any emergency, whether caused by war, terrorism, weather events, public health events, outages or otherwise, and (B) expenditures to maintain the safety and integrity of any asset or property;

(xiii) settle any non-Tax claim, investigation, proceeding or litigation with a Governmental Entity or third party, in each case threatened, made or pending against Parent or any of its Subsidiaries, other than the settlement of claims, investigations, proceedings or litigation made in the ordinary course of business or for an amount (excluding any amounts that are covered by any insurance policies of Parent or its Subsidiaries, as applicable) not in excess of the amount reflected or reserved therefor in the most recent financial statements (or the notes thereto) of Parent included in the Parent Filed SEC Documents;

(xiv) other than as required (A) by GAAP (or any interpretation thereof), including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization, or (B) by Law, including pursuant to SEC rule or policy, make any change in financial accounting methods, principles or practices or any of its methods of reporting income, deductions or other material items for financial accounting purposes affecting the consolidated assets, liabilities or results of operations of Parent where such change would reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole;

(xv) (A) make any change (or file any such change) in any material method of Tax accounting, except as required by applicable Law, (B) make, change or rescind any material Tax election, (C) settle or compromise any material Tax liability or consent to any claim or assessment relating to a material amount of Taxes, (D) amend any material Tax Return or (E) enter into any closing agreement relating to a material amount of Taxes;

(xvi) take any action or fail to take any action that would reasonably be expected to cause Parent, ETP, SXL or SUN to be treated, for U.S. Federal income Tax purposes, as a corporation;

(xvii) other than in the ordinary course of business, modify, amend, surrender, terminate, or waive any rights under, any Parent Specified Contract or any Parent Permit in a manner that is materially adverse to Parent and its Subsidiaries, taken as a whole, or that could prevent or materially delay the consummation of the Transactions, including the Merger; provided that this clause (xvii) shall not apply to ETP or SXL;

(xviii) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, other than the Merger and any other mergers, consolidations, restructurings, recapitalizations or other reorganizations solely among Parent and its Subsidiaries or among its Subsidiaries; or

(xix) authorize any of, or commit or agree to take any of, the foregoing actions prohibited pursuant to clauses (i) through (xviii) of this Section 4.01(b).

(c) Treatment of Certain Subsidiaries. Notwithstanding anything to the contrary, (i) with respect to WPZ and its Subsidiaries, the Company’s obligations under Section 4.01(a) to take an action or not to take an action shall only apply (A) to the extent permitted by the organizational documents and governance arrangements of WPZ and its Subsidiaries, (B) to the extent the Company is authorized and empowered to bind WPZ and its Subsidiaries and (C) to the extent such action or inaction would not breach any contractual or other duty to WPZ or any of its equity holders and (ii) with respect to each of ETP, SXL and their respective Subsidiaries, Parent’s obligations under Section 4.01(b) to take an action or not to take an action shall only apply (A) to the extent permitted by the organizational documents and governance arrangements of each of ETP, SXL and their respective Subsidiaries, as applicable, (B) to the extent Parent is authorized and empowered to bind each of ETP, SXL and their respective Subsidiaries, as applicable, and (C) to the extent such action or inaction would not breach any contractual or other duty to ETP, SXL or any of their respective equity holders.

(d) Advice of Changes. During the period from the date of this Agreement to the Effective Time, (i) the Company shall promptly give Parent written notice upon becoming aware of (A) any termination, cancelation, repudiation or material breach of any Company Specified Contract and (B) any material event, development or occurrence that would reasonably be expected to give rise to a failure of any condition precedent set forth in Section 6.02 and (ii) Parent shall promptly give the Company written notice upon becoming aware of (A) any termination, cancelation, repudiation or material breach of any Parent Specified Contract and (B) any material event, development or occurrence that would reasonably be expected to give rise to a failure of any condition precedent set forth in Section 6.03; provided, however, that the delivery of any notice pursuant to this Section 4.01(d) shall not (1) cure any breach of, or non-compliance with, any other provision of this Agreement or (2) limit the remedies available to the party receiving such notice.

SECTION 4.02. No Solicitation by Company; Recommendation of the Board of Directors of the Company. (c) Except as expressly permitted by this Section 4.02, the Company and its Subsidiaries shall not, and the Company shall instruct and cause its and their respective Representatives not to, directly or indirectly, (i) solicit, initiate, knowingly encourage, or take any other action to knowingly facilitate any inquiries regarding, or the making or submission of, any Company Takeover Proposal or any proposal or offer that would reasonably be expected to lead to any Company Takeover Proposal, (ii) engage in, participate in or otherwise continue any discussions or negotiations regarding, or furnish to any person any non-public information with respect to, or take any other action to knowingly facilitate the making of, any proposal or offer that constitutes, or may reasonably be expected to lead to, any Company Takeover Proposal, (iii) approve, endorse or recommend (or publicly propose to approve, endorse or recommend) any Company Takeover Proposal or (iv) enter into or agree to enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other similar agreement related to any Company Takeover Proposal, other than a confidentiality agreement permitted under Section 4.02(c), or requiring the Company to abandon, terminate or fail to consummate the Merger or the Transactions (except as contemplated by Section 7.01(f)) (a “Company Acquisition Agreement”). The Company and its Subsidiaries shall, and the Company shall instruct and cause its and their respective Representatives to, immediately following the execution by Parent of this Agreement, (A) cease and cause to be terminated any discussions and negotiations with any person conducted heretofore with respect to any Company Takeover Proposal, or proposal or offer that could reasonably be expected to lead to any Company Takeover Proposal and (B) cause to be returned or destroyed all confidential information provided by or on behalf of the Company or any Subsidiary with any such person.

(b) The Company shall promptly (and in any event, within 24 hours) notify Parent if (i) any Company Takeover Proposal is received by, (ii) any non-public information is requested in connection with any Company Takeover Proposal from, or (iii) any discussions or negotiations with respect to a Company Takeover Proposal are sought to be initiated with, it, its Subsidiaries or any of their respective Representatives, indicating, in connection with such notice, the name of such person and any financial terms included in, and the other material terms and conditions of, any such Company Takeover Proposal (including, if applicable, copies of any written Company Takeover Proposal) and thereafter shall keep Parent reasonably informed on a substantially current basis of the status and terms of any such Company Takeover Proposal (including any amendments thereto, which shall be communicated to Parent within 24 hours of such amendment) and the status of any such discussions or negotiations, including any change in the Company’s intentions as previously notified.

(c) Notwithstanding Section 4.02(a), if at any time prior to obtaining the Company Stockholder Approval, (i) the Company has received after the date of this Agreement an unsolicited, bona fide, written Company Takeover Proposal from a third party, (ii) the Board of Directors of the Company determines in good faith, (A) after consultation with its outside legal counsel and financial advisors, that such Company Takeover Proposal constitutes or could reasonably be expected to result in a Company Superior Proposal and (B) after consultation with and receiving advice of outside legal counsel, that the failure to take such action would reasonably be likely to constitute a breach of the fiduciary duties of the Board of Directors of the Company to the stockholders of the Company under applicable Law, (iii) the Company Takeover Proposal did not result from a material breach of this Section 4.02 and (iv) the Company has complied in all material respects with its obligations pursuant to Section 4.02(b) and provided at least 24 hours’ prior written notice to Parent of its intent to take any of the following actions, the Company may (A) furnish information with respect to the Company and its Subsidiaries to the person making such Company Takeover Proposal and (B) engage in discussions or negotiations with the person making such Company Takeover Proposal regarding such Company Takeover Proposal; provided, however, that the Company (x) shall not, and shall not permit its Subsidiaries or its or their Representatives to, disclose any non-public information to such person without first entering into a confidentiality agreement with such person on substantially the same terms as the Confidentiality Agreement, and (y) shall concurrently (and in any event within 24 hours) provide to Parent any non-public information concerning the Company or its Subsidiaries to be provided to such other person which was not previously provided to Parent.

(d) Neither the Board of Directors of the Company nor any committee thereof shall (i)(A) withdraw (or modify or qualify in a manner adverse to Parent), or publicly propose to withdraw (or modify or qualify in a manner adverse to Parent), the Company Board Recommendation or (B) recommend the approval or adoption of, or approve or adopt, declare advisable or publicly propose to recommend, approve, adopt or declare advisable, any Company Takeover Proposal (any action described in this clause (i) being referred to as a “Company Adverse Recommendation Change”) or (ii) approve or recommend, or publicly propose to approve or recommend, or cause or permit the Company or any of its Subsidiaries to execute or enter into any Company Acquisition Agreement. Notwithstanding the foregoing or anything else in this Agreement to the contrary, at any time prior to obtaining the Company Stockholder Approval and subject to compliance with Section 5.06(d) and this Section 4.02, (x) the Board of Directors of the Company may effect a Company Adverse Recommendation Change with respect to an Intervening Event if the Board of Directors of the Company determines in good faith after consultation with and receiving advice of its outside legal counsel and financial advisors that the failure to effect such Company Adverse Recommendation Change would reasonably be likely to constitute a breach of its fiduciary duties to the stockholders of the Company under applicable Law or (y) the Company may terminate this Agreement in accordance with Section 7.01(f) (a “Company Superior Proposal Termination”); provided, however, that no Company Adverse Recommendation Change relating to an Intervening Event may be made pursuant to this Section 4.02(d) until after at least three business days following Parent’s receipt of written notice from the Company advising Parent that the Board of Directors of the Company intends to take such action, which notice shall include a description of the Intervening Event and all relevant information pertaining thereto, and after providing such notice and prior to effecting the Company Adverse Recommendation Change relating to an Intervening Event (A) the Company shall, during such three-business day period, negotiate with Parent and its Representatives with respect to any revisions to the proposed terms of the Transactions proposed by Parent as would permit the Board of Directors of the Company not to effect a Company Adverse Recommendation Change relating to the Intervening Event, (B) in determining whether to effect the Company Adverse Recommendation Change relating to the Intervening Event, the Board of Directors of the Company shall take into account any changes to the terms of the Transactions proposed by Parent and any other information provided by Parent in response to such notice during the three-business day period and (C) following the end of the three-business day period, the Board of Directors determines in good faith, after consultation with its outside legal counsel and financial advisors, assuming the changes offered by Parent were given effect, that a failure to effect the Company Adverse Recommendation Change in light of the Intervening Event would reasonably be likely to constitute a breach of its fiduciary duties to the stockholders of the Company under applicable Law.

(e) The Company shall not terminate, amend, modify or waive any provision of any confidentiality, “standstill” or similar agreement to which the Company or any of its Subsidiaries is a party and shall enforce, to the fullest extent permitted under applicable Law, the provisions of any such agreement. Notwithstanding anything to the contrary contained in this Agreement, the Company shall be permitted to fail to enforce any provision of any confidentiality, “standstill” or similar obligation of any person if the Board of Directors of the Company determines in good faith, after consultation with and receiving advice from its outside legal counsel, that the failure to take such action would reasonably be likely to constitute a breach of its fiduciary duties to the stockholders of the Company under applicable Law; provided that the Company promptly advises Parent that it is taking such action; provided, further, that the foregoing shall not restrict the Company from permitting a person to orally request the waiver of a “standstill” or similar obligation to the extent necessary to avoid violating fiduciary duties under applicable Law.

(f) Nothing contained in this Section 4.02 or elsewhere in this Agreement shall prohibit the Company or any of its Subsidiaries from (i) taking and disclosing to its stockholders a position contemplated by Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or (ii) making any disclosure to its stockholders if the Board of Directors of the Company or any of its Subsidiaries determines in good faith (after consultation with and receiving advice of its outside legal counsel) that the failure to do so would reasonably be likely to constitute a breach of its fiduciary duties to its stockholders under applicable Law; provided, however, that any such action or statement or disclosure made pursuant to clause (i) or clause (ii) shall be deemed to be a Company Adverse Recommendation Change unless the Board of Directors of the Company reaffirms its recommendation in favor of the Merger in such statement or disclosure or in connection with such action (except that a mere “stop, look and listen” disclosure in compliance with Rule 14d-9(f) of the Exchange Act shall not constitute a Company Adverse Recommendation Change).

(g) For purposes of this Agreement:

(i) “Company Takeover Proposal” means any inquiry, proposal or offer from any person or “group” (as defined in the Exchange Act) of persons relating to (A) any direct or indirect acquisition or purchase in any manner (including a sale, issuance or repurchase of securities, tender offer, joint venture, exchange offer or similar transaction), in each case whether in a single transaction or a series of transactions, of (1) 20% or more (based on the fair market value thereof, as determined in good faith by the Board of Directors of the Company) of the consolidated total assets (including capital stock of the Subsidiaries of the Company) of the Company and its Subsidiaries, taken as a whole, or (2) 20% or more of the outstanding shares of the Company Common Stock or any other class of capital stock or equity securities of the Company or any Significant Subsidiary of the Company, (B) any tender offer or exchange offer, in each case whether in a single transaction or a series of transactions, that, if consummated, would result in any person or group of persons owning, directly or indirectly, 20% or more of the outstanding shares of the Company Common Stock or any other class of capital stock or equity securities of the Company or any Significant Subsidiary of the Company or (C) any merger, consolidation, business combination, recapitalization, reorganization, liquidation, dissolution, share exchange or similar transaction involving the Company or any of its Subsidiaries pursuant to which any person or group (or the stockholders of any person) would own, directly or indirectly, (x) 20% or more of any class of equity securities of the Company or of the surviving entity in a merger or the resulting direct or indirect parent of the Company or such surviving entity or (y) businesses or assets (including capital stock of the Subsidiaries of the Company) that constitute 20% or more of the consolidated revenues, net income or consolidated total assets of the Company and its Subsidiaries, taken as a whole, (D) the payment of any extraordinary dividend by the Company or any of its Subsidiaries or (E) any combination of the foregoing, other than, in each case, the Transactions and any transaction being negotiated to facilitate one or more Divestiture Actions.

(ii) “Company Superior Proposal” means any unsolicited, bona fide Company Takeover Proposal (with the percentages set forth in the definition thereof changed from 20% to 50%) made in writing after the date of this Agreement that the Board of Directors of the Company determines in good faith, after consultation with its outside legal counsel and financial advisors, (A) is reasonably capable of being consummated on the terms proposed and (B) is on terms which the Board of Directors of the Company determines in good faith, if consummated, would result in a transaction more favorable to the stockholders of the Company than the Merger, taking into account all financial (including with respect to break-up fees and expense reimbursement provisions), legal, regulatory, financing, certainty and timing of consummation and other aspects of such proposal and of this Agreement (including any changes to the financial and other terms of this Agreement proposed by Parent to the Company prior to the expiration of the applicable periods referred to in Section 7.01(f) in response to such proposal or otherwise).

ARTICLE V

Additional Agreements

SECTION 5.01. Preparation of the Form S-4 and the Proxy Statement; Company Stockholders’ Meeting. (j) As promptly as reasonably practicable after the execution of this Agreement, (i) the Company, TopCo and Parent shall jointly prepare and file with the SEC a proxy statement (such proxy statement, as amended or supplemented from time to time, the “Proxy Statement”) to be sent to the stockholders of the Company relating to the meeting of the stockholders of the Company (the “Company Stockholders’ Meeting”) to be held to consider adoption of this Agreement and (ii) the Company, TopCo and Parent shall jointly prepare and file with the SEC a registration statement on Form S-4 (as amended or supplemented from time to time, the “Form S-4”), in which the Proxy Statement will be included as a prospectus, in connection with the registration under the Securities Act of the TopCo Common Shares (including the attached CCRs) to be issued in the Merger. Each of TopCo, Parent and the Company shall use its reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as reasonably practicable after such filing (including by responding to comments of the SEC) and to keep the Form S-4 effective as long as necessary to consummate the Merger and the other Transactions. Prior to the effective date of the Form S-4, TopCo, Parent and the Company shall also use their respective reasonable best efforts to satisfy all necessary state securities Laws or “blue sky” notice requirements in connection with the Merger and to consummate the Transactions and shall pay all expenses incident thereto. Each of TopCo, Parent and the Company shall furnish all information concerning such person and its Affiliates as may be reasonably requested by the other parties hereto and shall otherwise reasonably assist and cooperate with the other parties hereto in connection with any such action and the preparation, filing and distribution of the Form S-4 and the Proxy Statement, including the resolution of any comments in respect thereof received from the SEC. As promptly as reasonably practicable after the Form S-4 shall have become effective, the Company shall use its reasonable best efforts to cause the Proxy Statement to be mailed to its stockholders. No filing of, or amendment or supplement to, the Form S-4 will be made by TopCo, Parent or the Company, and no filing of, or amendment or supplement to, the Proxy Statement will made by TopCo, Parent or the Company, in each case without providing the other parties hereto a reasonable opportunity to review and comment thereon. If at any time prior to receipt of the Company Stockholder Approval any information relating to TopCo, Parent or the Company, or any of their respective Affiliates, directors or officers, should be discovered by TopCo, Parent or the Company which is required to be set forth in an amendment or supplement to either the Form S-4 or the Proxy Statement, so that either such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the stockholders of the Company. TopCo, Parent and the Company shall promptly notify each of the other parties hereto of the time when the Form S-4 has become effective or any supplement or amendment to the Form S-4 has been filed, and of the issuance of any stop order or suspension of the qualification of the TopCo Common Shares (including the attached CCRs) issuable in connection with the Merger for offering or sale in any jurisdiction. TopCo, Parent and the Company shall promptly notify each of the other parties hereto of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Form S-4 or the Proxy Statement or for additional information and shall supply each of the other parties hereto with copies of all correspondence between it or any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Form S-4, the Proxy Statement or the Merger. TopCo, Parent and the Company will cause the Form S-4 to comply as to form in all material respects with the applicable provisions of the Securities Act and the rules and regulations thereunder.

(b) The Company shall, subject to applicable Law, the Company Certificate of Incorporation, the Company By-laws and the rules of the New York Stock Exchange, (i) as promptly as reasonably practicable, establish a record date for, duly call and give notice of the Company Stockholders’ Meeting and (ii) as promptly as reasonably practicable convene and hold the Company Stockholders’ Meeting and submit this Agreement to its stockholders for adoption, for the purpose of obtaining the Company Stockholder Approval. Notwithstanding anything to the contrary contained in this Agreement, if on a date preceding the date on which or the date on which the Company Stockholders’ Meeting is scheduled, the Company reasonably believes that (A) it is necessary to postpone or adjourn the Company Stockholders’ Meeting to ensure that any required supplement or amendment to the Proxy Statement is provided to the stockholders of the Company within a reasonable amount of time in advance of the Company Stockholders’ Meeting or (B) (1) it will not receive proxies sufficient to obtain the Company Stockholder Approval, whether or not a quorum is present, or (2) it will not have sufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholders’ Meeting, the Company may postpone or adjourn, or make one or more successive postponements or adjournments of, the Company Stockholders’ Meeting; provided, however, that in the case of any postponement or adjournment under clause (B) of this sentence, the date of the Company Stockholders’ Meeting is not postponed or adjourned more than an aggregate of 25 calendar days after the date for which the Company Stockholders’ Meeting was originally scheduled. Once the Company has established a record date for the Company Stockholders’ Meeting, the Company shall not change such record date or establish a different record date for the Company Stockholders’ Meeting without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), unless required to do so by applicable Law or the Company By-laws. Subject to the ability of the Board of Directors of the Company to make a Company Adverse Recommendation Change pursuant to and in accordance with Section 4.02(d), the Company shall (i) make the Company Board Recommendation and include such recommendation in the Proxy Statement and (ii) use reasonable best efforts to obtain from its stockholders the Company Stockholder Approval in favor of the adoption of this Agreement. Unless this Agreement is validly terminated in accordance with Section 7.01, the Company shall submit this Agreement to its stockholders at the Company Stockholders’ Meeting even if the Board of Directors shall have effected a Company Adverse Recommendation Change or announced or proposed any intention to do so. The Company shall, on the reasonable request of Parent, advise Parent at least on a daily basis on each of the last seven business days prior to the date of the Company Stockholders’ Meeting as to the aggregate tally of proxies received by the Company with respect to the Company Stockholder Approval. Without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), the adoption of this Agreement shall be the only matter (other than related procedural matters) that the Company shall propose to be acted on by the stockholders at the Company Stockholders’ Meeting, and the Company will not submit to the vote of its stockholders any Company Takeover Proposal other than the Merger.

SECTION 5.02. Mutual Access to Information; Confidentiality. (a) From and after the date of this Agreement until the Effective Time and upon reasonable notice, (i) the Company shall, and shall cause its Subsidiaries to, (A) provide to Parent and Parent’s Representatives access at reasonable times to the officers, employees, agents, properties, offices and other facilities of the Company and its Subsidiaries and to the books and records thereof and (B) furnish to Parent such information concerning the business, properties, contracts, assets, liabilities, capital stock, personnel and other aspects of the Company and its Subsidiaries as Parent or its Representatives may reasonably request, and (ii) Parent shall, and shall cause its Subsidiaries to, (A) provide to the Company and the Company’s Representatives access at reasonable times to the officers, employees, agents, properties, offices and other facilities of Parent and its Subsidiaries and to the books and records thereof and (B) furnish to the Company such information concerning the business, properties, Contracts, assets, liabilities, personnel and other aspects of Parent and its Subsidiaries as the Company or its Representatives may reasonably request; provided, however, that no investigation pursuant to this Section 5.02 shall be deemed to modify any representation or warranty made by the Company or Parent or TopCo; provided, further, that none of the Company, Parent or TopCo shall be required pursuant to this Section 5.02 to disclose any information to the extent that (x) in the reasonable good faith judgment of such party, any applicable Law requires such party or its Subsidiaries to restrict or prohibit access to any such properties or information, (y) in the reasonable good faith judgment of such party, the information is subject to confidentiality obligations to a third party (provided, however, that such party has used its reasonable best efforts to obtain the consent or waiver of the counterparty to whom such confidentiality obligations are owed) or (z) disclosure of any such information or document would result in the loss of attorney-client privilege. Notwithstanding the foregoing, (1) neither the Company nor Parent shall be required to afford such access if it would unreasonably disrupt the operations of such party or any of its Subsidiaries and (2) none of the Company, Parent or any of their respective officers, employees or Representatives shall be permitted to perform any on-site procedures (including an on-site study) with respect to any property of the other party or any of the other party’s Subsidiaries without the other party’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

(b) To the extent that any of the information or material furnished pursuant to this Section 5.02 or otherwise in accordance with the terms of this Agreement may include material subject to the attorney-client privilege, work product doctrine or any other applicable privilege concerning pending or threatened legal proceedings or governmental investigations, the parties understand and agree that they have a commonality of interest with respect to such matters and it is their desire, intention and mutual understanding that the sharing of such material is not intended to, and shall not, waive or diminish in any way the confidentiality of such material or its continued protection under the attorney-client privilege, work product doctrine or other applicable privilege. All such information that is entitled to protection under the attorney-client privilege, work product doctrine or other applicable privilege shall remain entitled to such protection under these privileges, this Agreement and under the joint defense doctrine. All information obtained by the parties hereto pursuant to this Section 5.02 shall be kept confidential in accordance with the Confidentiality Agreement.

SECTION 5.03. Reasonable Best Efforts. (a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties hereto shall use its reasonable best efforts to, and shall cause their respective Affiliates to use reasonable best efforts to, take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Transactions, including using reasonable best efforts to accomplish the following: (i) the taking of all acts necessary to cause the conditions to Closing to be satisfied as promptly as practicable, (ii) the taking of all actions necessary to comply with all orders, decrees and requests imposed by Governmental Entities in connection with the Transactions, (iii) the obtaining of all necessary actions or nonactions, waivers, consents, authorizations, orders and approvals from Governmental Entities and the making of all necessary registrations, declarations and filings (including approval from FERC under the FPA and filings under the HSR Act or any foreign antitrust, competition or foreign investment Laws) applicable to the Transactions and other registrations, declarations and filings with, or notices to, Governmental Entities, (iv) defending through litigation on the merits any claim asserted in a court or administrative or other tribunal by any Governmental Entity acting pursuant to applicable Antitrust Laws in order to avoid entry of, or to have vacated or terminated, any decree, order or judgment (whether temporary, preliminary or permanent) that would prevent the Closing prior to the Outside Date, (v) the execution and delivery of any additional instruments necessary to consummate the Transactions and to fully carry out the purposes of this Agreement and (vi) as promptly as reasonably practicable following the receipt thereof, responding to any formal or informal request for additional information or documentary material received by the Company, Parent or any of their respective Affiliates from any Governmental Entity in connection with the Transactions. In the event that any litigation, administrative or judicial action or other proceeding is commenced challenging the Merger or any of the other Transactions, each of Parent and the Company shall cooperate with each other and use its respective reasonable best efforts to contest and resist any such litigation, action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Transactions. In connection with and without limiting the foregoing, each of Parent and the Company and their respective Boards of Directors shall (A) take all action necessary to ensure that no Takeover Law is or becomes applicable to this Agreement, the Merger or any of the other Transactions and (B) if any Takeover Law becomes applicable to this Agreement, the Merger or any of the other Transactions, take all action necessary to ensure that the Merger and the other Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on this Agreement, the Merger and the other Transactions.

(b) In furtherance and not in limitation of the other covenants contained in this Section 5.03, Parent shall use its reasonable best efforts to resolve such objections, if any, as may be asserted by a Governmental Entity or other person with respect to the Transactions and to avoid or eliminate each and every impediment under Antitrust Laws that may be asserted by any Governmental Entity with respect to the Transactions so as to enable the Closing to occur no later than the Outside Date; in this context “reasonable best efforts” shall include (i) agreeing to sell or otherwise disposing of, holding (through the establishment of a trust or otherwise), or divesting all or any portion of the business, assets or operations of Parent, the Company or any of their Affiliates or the business, assets or operations of the Surviving Entity and its Subsidiaries after the Effective Time; (ii) creating, terminating, or divesting relationships, ventures, contractual rights or obligations of Parent, the Company or any of their Affiliates or of the Surviving Entity and its Subsidiaries after the Effective Time, (iii) agreeing to or otherwise becoming subject to any limitations on (A) the right of TopCo or Parent to control or operate its business (including the business of the Surviving Entity and its Subsidiaries after the Effective Time) or assets (including the assets of the Surviving Entity and its Subsidiaries after the Effective Time), or (B) the right of TopCo or Parent to exercise full rights of ownership of its business (including the business of the Surviving Entity and its Subsidiaries after the Effective Time) or assets (including the assets of the Surviving Entity and its Subsidiaries after the Effective Time) and (iv) proposing, negotiating, committing to or agreeing to do or permitting to be done any of the foregoing, in each case as may be required in order to cause the conditions to Closing to be satisfied as promptly as reasonably practicable. To assist Parent in complying with its obligations set forth in this Section 5.03, the Company shall, and shall use reasonable best efforts to cause its Subsidiaries and Affiliates to, enter into one or more agreements requested by Parent to be entered into by any of them prior to the Closing with respect to any transaction to divest, hold separate or otherwise take any action that limits the Company’s or its Subsidiaries’ or Affiliates’ freedom of action, ownership or control with respect to, or their ability to retain or hold, directly or indirectly, any of the businesses, assets, equity interests, product lines or properties of the Company or any of its Subsidiaries or Affiliates or any equity interest in any joint venture held by the Company or any of its Subsidiaries or Affiliates (each, a “Divestiture Action”); provided, however, that (1) any agreement with respect to any business, assets or operations of WPZ or its Subsidiaries shall be subject to any required approval from a conflicts or similar committee of the board of directors of the general partner of WPZ; and (2) the consummation of the transactions provided for in any such agreement for a Divestiture Action shall be conditioned upon the Closing or satisfaction of all of the conditions to Closing in a case where the Closing will occur immediately following such Divestiture Action (and where Parent has irrevocably committed to effect the Closing immediately following such Divestiture Action). The Company agrees that if and to the extent compliance with its obligations pursuant to this Section 5.03(b) results in discussions or negotiations with, or a required approval from, a conflicts or similar committee of any of its Subsidiaries (a “Conflicts Committee”), the Company agrees that it shall (i) promptly inform Parent, (ii) consult with Parent on the appropriate course of action, including by giving Parent a reasonable opportunity to review and comment on any communications or documents to be provided to the Conflicts Committee, (iii) offer Parent the opportunity to participate in any such discussions or negotiations with such Conflicts Committee and/or its advisors and (iv) generally keep Parent apprised of the status of the discussions and negotiations with the Conflicts Committee.

(c) Each of the parties hereto shall use its reasonable best efforts to (i) as promptly as practicable (and in any event not more than 15 business days) after the date hereof, make their respective filings and thereafter make any other required submissions under the HSR Act or the FPA, (ii) cooperate with each other in (A) determining whether any filings are required to be made with, or consents, permits, authorizations, waivers or approvals are required to be obtained from, any third parties or other Governmental Entities in connection with the execution and delivery of this Agreement and the consummation of the Transactions, (B) timely making all such filings and timely seeking all such consents, permits, authorizations or approvals, (C) assuring that all such filings are in material compliance with the requirements of applicable Antitrust Laws, and (D) making available to the other party such information as the other party may reasonably request in order to respond to information requests by any relevant Governmental Entity, (iii) use reasonable best efforts to take, or cause to be taken, all other actions and do, or cause to be done, all other things advisable to consummate and make effective the Transactions, (iv) cooperate in all respects with each other in connection with any filing or submission with a Governmental Entity in connection with the Transactions and in connection with any investigation or other inquiry by or before a Governmental Entity relating to the Transactions, including any proceeding initiated by a private party, and (v) keep each other apprised of the status of matters relating to the completion of the Transactions. Prior to transmitting any communication or submission to any Governmental Entity (or members of their respective staffs), the Company and Parent shall permit counsel for the other parties a reasonable opportunity to review and provide comments thereon, and consider in good faith the views of the other parties in connection with, any proposed written communication to any Governmental Entity (or members of their respective staffs) to the extent permitted by Law. None of the parties to this Agreement shall agree to participate in any meeting, telephone call or discussion with any Governmental Entity in respect of any filings, investigation (including any settlement of the investigation), litigation or other inquiry unless it consults with the other party in advance and, to the extent permitted by such Governmental Entity, gives the other parties the opportunity to attend and participate at such meeting, telephone call or discussion. The parties to this Agreement shall, and shall cause their respective Affiliates to, promptly provide each other with copies of all notices, correspondence, filings or communications (or memoranda setting forth the substance thereof) between them or any of their respective Representatives, on the one hand, and any Governmental Entity or members of its staff, on the other hand, with respect to this Agreement and the Transactions; provided, however, that materials may be redacted (i) to remove references concerning the valuation of the Company and its Subsidiaries, (ii) as necessary to comply with contractual arrangements or applicable Law and (iii) as necessary to address reasonable attorney-client or other privilege or confidentiality concerns.

(d) As used in this Agreement, “Antitrust Laws” means the Sherman Act of 1890, as amended, the Clayton Antitrust Act of 1914, as amended, the HSR Act, the Federal Trade Commission Act, as amended, the Canada Competition Act, the FPA, the Communications Act of 1934, as amended, and other regulatory Laws and all other Federal, state or foreign statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws, including any antitrust, competition, foreign investment or trade regulation Laws, that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, restraint of trade, price discrimination or lessening competition through merger or acquisition.

SECTION 5.04. Employees and Benefit Plans. (a) Following the Effective Time and until the first anniversary of the Closing Date, TopCo shall, or shall cause one of its Subsidiaries to, provide the individuals who are employed by the Company or any of its Subsidiaries immediately before the Effective Time (the “Company Employees”) and who continue employment during such time period with (i) annual base compensation that is no less favorable than the annual base compensation provided to such Company Employees immediately prior to the Effective Time, (ii) severance benefits that are no less favorable than the severance benefits provided to such Company Employees immediately prior to the Effective Time in accordance with the terms of the severance arrangements set forth in Section 5.04(a) of the Company Disclosure Letter and (iii) other compensation and employee benefits that are substantially comparable in the aggregate to the other compensation and employee benefits provided to similarly situated employees of Parent and its Subsidiaries.

(b) Without limiting the generality of Section 5.04(a), from and after the Effective Time, TopCo shall, or shall cause one of its Subsidiaries to, assume, honor and continue all of the employment, severance, retention, termination and change in control plans, agreements or arrangements maintained by the Company or its Subsidiaries in accordance with their respective terms, in each case, as in effect at the Effective Time, including with respect to any payments, benefits or rights arising as a result of the Transactions (either alone or in combination with any other event), without any amendment, modification or termination, other than any amendment, modification or termination permitted under the applicable arrangement or required to comply with applicable Law; provided that, for a period beginning on the Effective Time and ending on the date that is 18 months following the Closing Date, TopCo and its Subsidiaries shall not make any amendment or modification to or terminate the Company severance plans listed in Section 5.04(b) of the Company Disclosure Letter, other than any amendment, modification or termination required to comply with applicable Law.

(c) With respect to all plans maintained by TopCo or its Subsidiaries in which the Company Employees are eligible to participate after the Closing Date (including any vacation, paid time-off and severance plans) for purposes of determining eligibility to participate, level of benefits and vesting, each Company Employee’s service with the Company or any of its Subsidiaries (as well as service with any predecessor employer of the Company or any such Subsidiary, to the extent service with the predecessor employer is recognized by the Company or such Subsidiary) shall be credited as service with TopCo or any of its Subsidiaries, in each case, to the extent such service would have been recognized or credited by the Company or its Subsidiaries under analogous Company Benefit Plans prior to the Effective Time; provided, however, that such service need not be recognized for purposes of benefit accrual under any defined benefit plan, or to the extent that such recognition would result in any duplication of benefits for the same period of service.

(d) Without limiting the generality of Section 5.04(a), TopCo shall, or shall cause one of its Subsidiaries to, waive any pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods under any welfare benefit plan maintained by TopCo or any of its Subsidiaries in which Company Employees (and their eligible dependents) will be eligible to participate from and after the Effective Time, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Company Benefit Plan immediately prior to the Effective Time. TopCo shall, or shall cause one of its Subsidiaries to, recognize the dollar amount of all co-payments, deductibles and similar expenses incurred by each Company Employee (and his or her eligible dependents) during the calendar year in which the Effective Time occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which they will be eligible to participate from and after the Effective Time.

(e) For the avoidance of doubt and notwithstanding anything to the contrary herein, for purposes of any Company Benefit Plan containing a definition of “change in control” or “change of control”, the Closing shall be deemed to constitute a “change in control” or “change of control” (except as would result in the imposition of “additional Taxes” under Section 409A of the Code).

(f) With respect to any Company Employee whose principal place of employment is outside the United States, TopCo’s obligations under this Section 5.04 shall be modified to the extent necessary to comply with any applicable Law that applies in relation to the employment or terms of employment of such Company Employee.

(g) TopCo shall provide each Company Employee who continues to be an employee of TopCo or one of its Subsidiaries immediately following the Effective Time a payment with respect to such Company Employee’s annual bonus under the Company’s annual bonus plan in respect of the Company’s 2015 fiscal year in accordance with the terms set forth in Section 5.04(g) of the Company Disclosure Letter.

(h) If directed by TopCo in writing at least 10 business days prior to the Effective Time, the Board of Directors of the Company shall adopt resolutions, in form and substance reasonably acceptable to Parent, terminating, effective as of the day prior to the Closing Date (the “401(k) Plan Termination Date”), any Company Benefit Plan qualified under Section 401(a) of the Code and containing a qualified cash or deferred arrangement under Section 401(k) of the Code (a “401(k) Plan”). Prior to the 401(k) Plan Termination Date, the Company shall provide Parent with evidence of resolutions adopted by its Board of Directors authorizing such termination and amending any such 401(k) Plan commensurate with its termination to the extent necessary to comply with all applicable Law. The Company shall also take such other actions in furtherance of the termination of each 401(k) Plan as Parent may reasonably require, including such actions as Parent may require prior to the Effective Time to support Parent obtaining a determination letter with respect to the termination of each 401(k) Plan following the 401(k) Plan Termination Date. If the Company is directed by TopCo to terminate a 401(k) Plan pursuant to this Section 5.04(h), Parent shall (i) establish or designate one or more 401(k) Plans (the “Parent 401(k) Plans”) in which the Company Employees shall be eligible to participate following the Effective Time and which shall allow each Company Employee to make a “direct rollover” to the Parent 401(k) Plan in which such Company Employee participates following the Effective Time of the account balance of such Company Employee (including promissory notes evidencing any outstanding loans) under the Company’s 401(k) Plan in which such Company Employee participated prior to the Effective Time, if such direct rollover is elected in accordance with applicable Law by such Company Employee, and (ii) provide Company Employees with the opportunity to continue to make scheduled loan payments pending the rollover of the notes evidencing any such loans.

(i) The provisions of this Section 5.04 are solely for the benefit of the parties to this Agreement, and no other person (including any Company Employee or any beneficiary or dependent thereof) shall be regarded for any purpose as a third-party beneficiary of this Agreement, and no provision of this Section 5.04 shall create such rights in any such persons. No provision of this Agreement shall be construed (i) as a guarantee of continued employment of any Company Employee, (ii) to prohibit TopCo from having the right to terminate the employment of any Company Employee, (iii) to prevent the amendment, modification or termination of any Company Benefit Plan after the Closing (in each case in accordance with the terms of the applicable Company Benefit Plan) or (iv) as an amendment or modification of the terms of any Company Benefit Plan.

SECTION 5.05. Indemnification, Exculpation and Insurance. (a) All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto now existing in favor of any person who is or prior to the Effective Time becomes, or has been at any time prior to the date of this Agreement, a director, officer, employee or agent (including as a fiduciary with respect to a Company Benefit Plan) of the Company, any of its Subsidiaries or any of their respective predecessors as provided in the Company Certificate of Incorporation, the Company By-laws, the organizational documents of any Subsidiary of the Company or any indemnification agreement, between a director, officer, employee or agent (including as a fiduciary with respect to a Company Benefit Plan) of the Company or any of its Subsidiaries and the Company or any of its Subsidiaries (in each case, as in effect on the date hereof) shall survive the Merger and shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such director, officer, employee or agent.

(b) Without limiting Section 5.05(a) or any rights of any director or officer of the Company or any of its Subsidiaries or any of their respective predecessors (each, an “Indemnified Party”) pursuant to any indemnification agreement, from and after the Effective Time, in the event of any threatened or actual claim, action, suit, proceeding or investigation (a “Claim”), whether civil, criminal or administrative, based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that the Indemnified Party is or was a director (including in a capacity as a member of any board committee) or officer of the Company, any of its Subsidiaries or any of their respective predecessors or (ii) this Agreement or any of the Transactions, whether in any case asserted or arising before or after the Effective Time, TopCo shall indemnify and hold harmless, as and to the fullest extent permitted by Law, each such Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including attorney’s fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by Law upon receipt of any undertaking required by applicable Law), judgments, fines and amounts paid in settlement of or in connection with any such threatened or actual Claim. TopCo shall not settle, compromise or consent to the entry of any judgment in any threatened or actual Claim for which indemnification would reasonably be expected to be sought by an Indemnified Party hereunder, unless (i) such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such Claim, (ii) TopCo agrees to provide for an indemnification of such Indemnified Party from any and all liability arising out of such Claim; or (iii) such Indemnified Party otherwise consents in writing to such settlement, compromise or consent. TopCo shall cooperate with an Indemnified Party in the defense of any matter for which such Indemnified Party could seek indemnification hereunder. TopCo’s obligations under this Section 5.05(b) shall continue in full force and effect for a period of six years from the Effective Time; provided, however, that all rights to indemnification in respect of any Claim asserted or made within such period shall continue until the final disposition of such Claim.

(c) The Company shall use commercially reasonable efforts to obtain, at or prior to the Effective Time, prepaid (or “tail”) directors’ and officers’ liability insurance policies in respect of acts or omissions occurring at or prior to the Effective Time for six years from the Effective Time, covering each Indemnified Party on terms with respect to such coverage and amounts no less favorable than those of such policies in effect on the date of this Agreement; provided, however, that, without the prior written consent of TopCo, the Company may not expend therefor in excess of 300% of the amount (the “Annual Amount”) paid by the Company for coverage for the most recently completed 12- month period prior to the date of this Agreement (such amount, equal to 300% of the annual amount, the “D&O Tail Premium Cap”). In the event the Company does not obtain such “tail” insurance policies, then, for a period of six years from the Effective Time, TopCo shall maintain in effect the Company’s current directors’ and officers’ liability insurance policies in respect of acts or omissions occurring at or prior to the Effective Time, covering each Indemnified Party on terms with respect to such coverage and amounts no less favorable than those of such policies in effect on the date of this Agreement; provided, however, that (i) TopCo may substitute therefor policies of a reputable and financially sound insurance company containing terms, including with respect to coverage and amounts, no less favorable to any Indemnified Party and (ii) in satisfying its obligation under this Section 5.05(c), TopCo shall not be obligated to pay for coverage for any 12-month period aggregate premiums for insurance in excess of the D&O Tail Premium Cap, it being understood and agreed that TopCo shall nevertheless be obligated to provide such coverage as may be obtained for the Annual Amount.

(d) In the event that TopCo or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or a substantial portion of its properties and other assets to any person, then, and in each such case, proper provision shall be made so that the applicable successors and assigns or transferees expressly assume the obligations set forth in this Section 5.05.

(e) The provisions of this Section 5.05 are intended to be for the benefit of, and will be enforceable by, each Indemnified Party, his or her heirs and his or her representatives, and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by Contract or otherwise. The obligations of TopCo under this Section 5.05 will not be terminated or modified in such a manner as to adversely affect any Indemnified Party without the prior written consent of such Indemnified Party. TopCo shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided in this Section 5.05.

SECTION 5.06. Fees and Expenses. (a) Except as provided in this Section 5.06, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such fees or expenses, whether or not the Transactions are consummated.

(b) If this Agreement is terminated (i) by either the Company or Parent pursuant to Section 7.01(b)(iii) or (ii) by Parent pursuant to Section 7.01(c), then in each case of clauses (i) and (ii) the Company shall promptly upon written demand by Parent (and in any event no later than two business days after such written demand is delivered to the Company) reimburse Parent, by wire transfer of same day federal funds to the account specified by Parent, for all out-of-pocket fees and expenses incurred or paid by or on behalf of Parent, TopCo or their respective Subsidiaries and Affiliates in connection with the Merger or related to the preparation, negotiation, execution and performance of this Agreement, the Commitment Letter, the Fee Letter and related transaction documents, including all fees and expenses of counsel, financial advisors, accountants, experts and consultants retained by Parent, TopCo, or their respective Subsidiaries and Affiliates, such amount not to exceed $50.0 million in the case of clause (i) and $100.0 million in the case of clause (ii).

(c) If this Agreement is terminated by the Company pursuant to Section 7.01(d), then Parent shall promptly upon written demand by the Company (and in any event no later than two business days after such written demand is delivered to Parent) reimburse the Company, by wire transfer of same day federal funds to the account specified by the Company, for all out-of-pocket fees and expenses incurred or paid by or on behalf of the Company or its Subsidiaries and Affiliates in connection with the Merger or related to the preparation, negotiation, execution and performance of this Agreement and related transaction documents, including all fees and expenses of counsel, financial advisors, accountants, experts and consultants retained by the Company or its Subsidiaries and Affiliates, such amount not to exceed $100.0 million.

(d) If:

(i) this Agreement is terminated by the Company pursuant to Section 7.01(f);

(ii) (A) after the date of this Agreement and prior to the Company Stockholders’ Meeting, a Company Takeover Proposal shall have been publicly announced or publicly disclosed or otherwise communicated to the Company, the Board of Directors of the Company or any Representative of the Company (or any person shall have publicly announced a bona fide intention, whether or not conditional, to make a Company Takeover Proposal) and not have been withdrawn at least seven business days prior to the Company Stockholders’ Meeting, (B) thereafter, this Agreement is terminated (1) by Parent or the Company pursuant to Section 7.01(b)(iii) or (2) by Parent or the Company pursuant to Section 7.01(b)(i) or by Parent pursuant to Section 7.01(c), in each case, as a result of the Company’s breach of its obligations pursuant to Section 4.02, Section 5.01 or the proviso of Section 7.01(f) and (C) within 12 months after such termination, the Company enters into a definitive agreement to consummate a Company Takeover Proposal (which may be consummated after such 12-month period) or consummates a Company Takeover Proposal; or

(iii) this Agreement is terminated by Parent pursuant to Section 7.01(e);

then, in each case, the Company shall pay Parent or its designee(s) an aggregate fee equal to $1.48 billion (the “Company Termination Fee”) by wire transfer of same-day funds (1) in the case of a payment required by clause (i) above, on the date of termination of this Agreement and as a condition to the effectiveness of such termination, (2) in the case of a payment required by clause (ii) above, on the date of consummation, or if earlier, contemporaneously with or immediately after the entry into any definitive agreement to consummate, referred to in clause (ii)(C) ( provided that any amounts previously paid by the Company pursuant to Section 5.06(b) shall be credited toward the Company Termination Fee payable pursuant to this clause (2)) and (3) in the case of a payment required by clause (iii) above, within two business days of the date of termination of this Agreement, it being understood that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion. For purposes of Section 5.06(d)(ii)(C) only, the term “Company Takeover Proposal” shall have the meaning assigned to such term in Section 4.02(g)(i), except that all references to 20% therein shall be deemed to be references to 50%.

(e) If the Company Termination Fee is paid to Parent or its designee(s) pursuant to Section 5.06(d), payment of such fee is TopCo’s and Parent’s sole and exclusive remedy against the Company and its Affiliates, and their respective stockholders and Representatives (other than with respect to any willful and material breach of Section 4.02, Section 5.01 or the proviso of Section 7.01(f)), for any loss, cost, liability or expense relating to or arising out of this Agreement, any agreement entered into in connection herewith or the transactions contemplated hereby or thereby.

(f) If the Company or Parent terminates this Agreement pursuant to (A) Section 7.01(b)(ii), (B) Section 7.01(d) or (C) Section 7.01(b)(i) and, at the time of any such termination pursuant to this clause (C) any condition set forth in Section 6.01(b), 6.01(c), 6.01(d), 6.01(e), 6.03(a) or 6.03(b) shall not have been satisfied, then, in each case, Parent shall reimburse the Company for $410.0 million (the “WPZ Termination Fee Reimbursement”) by wire transfer of immediately available funds, concurrently with such termination (in the case of a termination by Parent) or within two business days of the date of termination of this Agreement (in the case of a termination by the Company). The Company agrees that in no event shall the Company be entitled to receive more than one WPZ Termination Fee Reimbursement.

(g) The Company and Parent acknowledge and agree that the agreements contained in this Section 5.06 are an integral part of the Transactions, and that, without these agreements, the parties would not have entered into this Agreement; accordingly, if the Company fails promptly to pay any amount due pursuant to Section 5.06(b) or 5.06(d), or Parent fails promptly to pay any amount due pursuant to Section 5.06(c) or 5.06(f), and, in order to obtain such payment, Parent or the Company commences a suit that results in a judgment against the Company for the payment set forth in Section 5.06(b) or 5.06(d) or any portion thereof, or a judgment against Parent for the amount set forth in Section 5.06(c) or 5.06(f) or any portion thereof, the Company shall pay to Parent, or Parent shall pay to the Company, as applicable, the other party’s costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amount of such payment from the date such payment was required to be made until the date of payment at the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made.

SECTION 5.07. Certain Tax Matters. (a) The Company, TopCo and Parent shall cooperate and each use its commercially reasonable efforts to cause (i) the Merger to qualify for the Intended Tax Treatment, and (ii) the Contribution and the Parent Class E Issuance to qualify as an exchange to which Section 721(a) of the Code applies, in each case, including by not taking or failing to take any action which action or failure to act such party knows is reasonably likely to prevent such qualification; provided that clause (ii) shall not prohibit any distribution of cash or other property from Parent to TopCo to which TopCo is entitled pursuant to the Parent Partnership Agreement. Each of the Company, TopCo and Parent will report the transactions described in the preceding sentence in the manner set forth therein except (x) to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code, or (y) solely with respect to clause (ii) of the preceding sentence, to the extent otherwise required by applicable Law with respect to any transfer of money or other consideration from Parent to TopCo during the two-year period following the date of the Contribution (other than any operating cash flow distribution (as such term is defined in Treasury Regulation Section 1.707-4(b)(2)).

(b) The Company, TopCo and Parent shall each use its commercially reasonable efforts to obtain the Tax opinions described in Sections 6.01(h), 6.02(d) and 6.03(d), including by making representations, warranties and covenants requested by counsel in order to render such Tax opinions. Each of the Company, TopCo and Parent shall use its commercially reasonable efforts not to knowingly take or cause to be taken any action that would cause to be untrue (or knowingly fail to take or cause not to be taken any action which inaction would cause to be untrue) any of the representations, warranties and covenants made to counsel in furtherance of such Tax opinions.

SECTION 5.08. Public Announcements. The parties agree that the initial press release to be issued with respect to the Transactions shall be a joint press release to be reasonably agreed to by the parties. From the date of such press release through the Closing Date, the parties shall use reasonable best efforts to develop a joint communications plan and each party shall use reasonable best efforts to ensure that all press releases and other public statements with respect to the Transactions, to the extent they have not been previously issued or disclosed, shall be consistent with such joint communications plan and none of the Company, TopCo or Parent shall issue or cause the publication of any public press release or other public announcement concerning the Transactions without the prior consultation and consent of the other parties hereto (such consent not to be unreasonably withheld, conditioned or delayed), except as may be required by applicable Law, court process or the rules and regulations of any national securities exchange or national securities quotation system and except for any action taken by the Company or its Board of Directors pursuant to, and in accordance with, Section 4.02.

SECTION 5.09. Rule 16b-3. Prior to the Effective Time, each of TopCo, Parent and the Company shall take such steps as may be reasonably necessary or advisable to cause dispositions of Company equity securities (including derivative securities) or acquisitions of TopCo Common Shares (including the attached CCRs and derivative securities with respect to TopCo Common Shares) pursuant to the Transactions by each individual who (a) is a director or officer of the Company subject to Section 16 of the Exchange Act or (b) at the Effective Time, will become a director or officer of TopCo subject to Section 16 of the Exchange Act, in each case to be exempt under Rule 16b-3 promulgated under the Exchange Act.

SECTION 5.10. Stock Exchange Listing. Prior to the Effective Time, Parent shall cause the TopCo Common Shares to be issued in the Merger and such other TopCo Common Shares to be reserved for issuance in connection with the Merger to be approved for listing on the New York Stock Exchange, subject to official notice of issuance.

SECTION 5.11. Stock Exchange De-listing. Each of the parties agrees to take, or cause to be taken, all actions reasonably necessary prior to the Effective Time to cause the Company’s securities to be de-listed from the New York Stock Exchange and de-registered under the Exchange Act as soon as reasonably practicable following the Effective Time.

SECTION 5.12. Securityholder Litigation. The Company shall give TopCo the opportunity to participate in the defense or settlement of any securityholder litigation against the Company and/or its Subsidiaries and/or their respective directors or officers relating to the Transactions, subject to a customary joint defense agreement. The Company agrees that it shall not settle or offer to settle any securityholder litigation against the Company and/or its Subsidiaries and/or their respective directors or officers relating to the Transactions, without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

SECTION 5.13. Control of Operations. Without limiting any party’s rights or obligations under this Agreement (including pursuant to Sections 4.01(a) and 4.01(b)), the parties understand and agree that (a) nothing contained in this Agreement will give any party, directly or indirectly, the right to control, direct or influence any other party’s operations prior to the Effective Time and (b) prior to the Effective Time, each party will exercise, consistent with the terms and conditions of this Agreement (including Sections 4.01(a) and 4.01(b)), complete control and supervision over its operations.

SECTION 5.14. Financing Assistance. Prior to the Effective Time, the Company shall, and shall cause its Subsidiaries and their respective Representatives to, provide cooperation reasonably requested by TopCo and Parent that is necessary or reasonably required in connection with the Financing or any other financing that may be arranged by Parent (together with the Financing, the “Financings”, and the sources of the Financings, the “Financing Sources”).

SECTION 5.15. CCR Agreement. At or prior to the Closing, TopCo and Parent shall duly execute and deliver, and shall ensure that the Exchange Agent duly executes and delivers, the Contingent Consideration Rights Agreement (the “CCR Agreement”), which shall be in substantially the form attached hereto as Exhibit H. Prior to the Closing, Topco, Parent and the Company agree to cooperate in good faith to incorporate any reasonable comments to the CCR Agreement received by the Rights Agent (as defined in Exhibit H).

SECTION 5.16. Pre-Merger Special Dividend. Prior to the Closing, subject to applicable Laws, the Company shall declare a cash dividend in the amount of $0.10 per share of Company Common Stock (the “Pre-Merger Special Dividend”) to holders of record of issued and outstanding shares of Company Common Stock immediately prior to the Effective Time; provided that payment of the Pre-Merger Special Dividend shall be contingent on the consummation of the Merger.

SECTION 5.17. Charitable Giving. TopCo and Parent shall use reasonable best efforts to maintain the Company’s and WPZ’s historical charitable giving commitments as set forth in Section 5.17 of the Company Disclosure Letter.

ARTICLE VI

Conditions Precedent

SECTION 6.01. Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or (to the extent permitted by Law) waiver at or prior to the Effective Time of the following conditions:

(a) Company Stockholder Approval. The Company Stockholder Approval shall have been obtained.

(b) U.S. Regulatory Approval. Any waiting period applicable to the consummation of the Merger or the other Transactions under the HSR Act shall have expired or early termination thereof shall have been granted.

(c) Canadian Regulatory Approval. If required, the Canada Competition Act Clearance shall have been received. For purposes of this Agreement, “Canada Competition Act Clearance” means (i) the issuance of an Advance Ruling Certificate, (ii) Parent, TopCo and the Company have given the notice required under section

114 of the Canada Competition Act with respect to the Merger and the other Transactions, and the applicable waiting period under section 123 of the Canada Competition Act has expired or has been terminated, or (iii) the obligation to give the requisite notice has been waived pursuant to paragraph 113(c) of the Canada Competition Act; and in the case of (i) or (iii), Parent, TopCo and the Company have been advised in writing by the Commissioner that he does not, at such time, intend to make an application under section 92 of the Canada Competition Act in respect of the Merger and the other Transactions.

(d) FERC Approval. Approval of the Merger by FERC under the FPA shall have been received.

(e) No Injunctions or Restraints. No court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law, injunction, order or other judgment, in each case whether temporary, preliminary or permanent (each, a “Restraint”) that is in effect and restrains, enjoins or otherwise prohibits the consummation of the Transactions.

(f) Form S-4. The Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order.

(g) Stock Exchange Listing. The TopCo Common Shares to be issued in the Merger shall have been approved for listing on the New York Stock Exchange, subject to official notice of issuance.

(h) Contribution Opinion. TopCo and the Company shall have received a written opinion from Latham & Watkins LLP, dated as of the Closing Date, and based on facts, representations, assumptions and exclusions set forth or referred to in such opinion (including an exclusion to the effect that the opinion may not apply to the extent TopCo receives money or other consideration, other than operating cash flow distributions (as such term is defined in Treasury Regulation Section 1.707-4(b)(2)), from Parent during the two-year period following the date of the Contribution), to the effect that the Contribution and the Parent Class E Issuance should qualify as an exchange to which Section 721(a) of the Code applies. In rendering the opinion described in this Section 6.01(h), such counsel shall be entitled to receive and rely upon customary representations, warranties and covenants of officers of TopCo, Parent and others reasonably requested by such counsel.

SECTION 6.02. Conditions to Obligations of Parent and TopCo. The obligations of Parent and TopCo to effect the Merger are further subject to the satisfaction or (to the extent permitted by Law) waiver at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company set forth in Sections 3.01(c)(i) and 3.01(c)(ii) (Capital Structure) shall be true and correct as of the Closing Date as though made on such date (except to the extent any of such representations and warranties speak as of an earlier date, in which case such representations and warranties shall be true and correct as of such earlier date), except for any immaterial inaccuracies, (ii) the representations and warranties of the Company set forth in Section 3.01(d)(i) (Authority) and Section 3.01(t) (Brokers and Other Advisors) shall be true and correct in all material respects as of the Closing Date as though made on such date, (iii) the representations and warranties of the Company set forth in Section 3.01(g)(ii) (Absence of Certain Changes or Events), Section 3.01(v) (State Takeover Statutes) and Section 3.01(w) (WPZ Merger Agreement) shall be true and correct as of the Closing Date as though made on such date and (iv) each of the other representations and warranties of the Company set forth in this Agreement shall be true and correct (disregarding all qualifications or limitations as to “materiality”, “Company Material Adverse Effect” and words of similar import set forth therein) as of the Closing Date as though made on such date (except to the extent any of such representations and warranties speak as of an earlier date, in which case such representations and warranties shall be true and correct as of such earlier date), except, solely in the case of this clause (iv), where the failure of such representations and warranties to be so true and correct would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Parent shall have received a certificate signed on behalf of the Company by the chief executive officer or the chief financial officer of the Company to such effect.

(b) Performance of Obligations of the Company. The Company shall have, in all material respects, performed or complied with all obligations required by the time of the Closing to be performed or complied with by it under this Agreement, and Parent shall have received a certificate signed on behalf of the Company by the chief executive officer or the chief financial officer of the Company to such effect.

(c) No Company Material Adverse Effect. Since the date of this Agreement, there has not been any change, effect, event, occurrence, development or state of facts that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) Tax Opinion. TopCo shall have received the opinion of Latham & Watkins LLP, dated as of the Closing Date, and based on facts, representations, assumptions and exclusions set forth or referred to in such opinion, to the effect that the Merger will qualify for the Intended Tax Treatment. In rendering the opinion described in this Section 6.02(d), such counsel may require and rely upon (and may incorporate by reference) reasonable and customary representations, warranties and covenants, including those contained in certificates of officers of the Company, TopCo and Parent and others reasonably requested by counsel. The condition set forth in this Section 6.02(d) shall not be waivable after receipt of the Company Stockholder Approval if such waiver would require further stockholder approval to be obtained, unless such further approval is obtained with appropriate disclosure.

SECTION 6.03. Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is further subject to the satisfaction or (to the extent permitted by Law) waiver at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of TopCo and Parent set forth in Sections 3.02(c)(i) and 3.02(c)(ii) (Capital Structure) shall be true and correct as of the Closing Date as though made on such date (except to the extent any of such representations and warranties speak as of an earlier date, in which case such representations and warranties shall be true and correct as of such earlier date), except for any immaterial inaccuracies, (ii) the representations and warranties of TopCo and Parent set forth in Section 3.02(d)(i) (Authority) and Section 3.02(t) (Brokers and Other Advisors) shall be true and correct in all material respects as of the Closing Date as though made on such date, (iii) the representations and warranties of TopCo and Parent set forth in Section 3.02(g)(ii) (Absence of Certain Changes or Events) shall be true and correct as of the Closing Date as though made on such date and (iv) each of the other representations and warranties of TopCo and Parent set forth in this Agreement shall be true and correct (disregarding all qualifications or limitations as to “materiality”, “Parent Material Adverse Effect” and words of similar import set forth therein) as of the Closing Date as though made on such date (except to the extent any of such representations and warranties speak as of an earlier date, in which case such representations and warranties shall be true and correct as of such earlier date), except, solely in the case of this clause (iv), where the failure of such representations and warranties to be so true and correct would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. The Company shall have received a certificate signed on behalf of Parent by the chief executive officer or the chief financial officer of Parent to such effect.

(b) Performance of Obligations of TopCo and Parent. Each of TopCo and Parent shall have, in all material respects, performed or complied with all obligations required by the time of the Closing to be performed or complied with by it under this Agreement, and the Company shall have received a certificate signed on behalf of Parent by the chief executive officer or the chief financial officer of Parent to such effect.

(c) No Parent Material Adverse Effect. Since the date of this Agreement, there has not been any change, effect, event, occurrence, development or state of facts that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(d) Tax Opinion. The Company shall have received the opinion of Cravath, Swaine & Moore LLP, dated as of the Closing Date, and based on facts, representations, assumptions and exclusions set forth or referred to in such opinion, to the effect that the Merger will qualify for the Intended Tax Treatment. In rendering the opinion described in this Section 6.03(d), such counsel may require and rely upon (and may incorporate by reference) reasonable and customary representations, warranties and covenants, including those contained in certificates of officers of the Company, TopCo and Parent and others reasonably requested by counsel. The condition set forth in this Section 6.03(d) shall not be waivable after receipt of the Company Stockholder Approval if such waiver would require further stockholder approval to be obtained, unless such further approval is obtained with appropriate disclosure.

(e) CCR Agreement. The CCR Agreement shall have been duly executed and delivered by TopCo, Parent and the Exchange Agent and be in full force and effect.

SECTION 6.04. Frustration of Closing Conditions. None of the Company, TopCo or Parent may rely on the failure of any condition set forth in Section 6.01, 6.02 or 6.03, as the case may be, to be satisfied if such failure was caused by such party’s (or (a) in the case of Parent, TopCo’s, and (b) in the case of TopCo, Parent’s) failure to perform any of its obligations under this Agreement.

ARTICLE VII

Termination, Amendment and Waiver

SECTION 7.01. Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Company Stockholder Approval, by delivery of written notice to the other parties hereto under the following circumstances:

(a) by mutual written consent of Parent and the Company;

(b) by either of Parent or the Company:

(i) if the Merger shall not have been consummated on or before the date that is nine months after the date of this Agreement (as it may be extended from time to time by the mutual written agreement of Parent and the Company, the “Outside Date”); provided, however, that if all of the conditions to Closing, other than the conditions set forth in Section 6.01(b), 6.01(c), 6.01(d) or 6.01(e) (to the extent related to Antitrust Laws), shall have been satisfied or shall be capable of being satisfied at such time, the Outside Date may be extended by Parent or the Company from time to time by written notice to the other party up to a date not beyond the date that is 12 months after the date of this Agreement; provided, further, however, that the right to terminate this Agreement pursuant to this Section 7.01(b)(i) shall not be available to any party if the failure of such party (and in the case of Parent, TopCo) to perform any of its obligations under this Agreement has been a principal cause of or resulted in the failure of the Merger to be consummated on or before such date;

(ii) if any Restraint having any of the effects set forth in Section 6.01(e) shall have become final and nonappealable; provided, however, that the right to terminate this Agreement pursuant to this Section 7.01(b)(ii) shall not be available to any party if the failure of such party (and in the case of Parent, TopCo) to perform any of its obligations under this Agreement has been a principal cause of or resulted in the failure of the Merger to be consummated on or before such date; or

(iii) if the Company Stockholder Approval shall not have been obtained at the Company Stockholders’ Meeting, as adjourned or postponed from time to time;

(c) by Parent, if the Company shall have breached any of its representations or warranties or failed to perform any of its covenants or agreements set forth in this Agreement, which breach or failure to perform (i) if it occurred or was continuing to occur on the Closing Date, would give rise to the failure of a condition set forth in Section 6.02(a) or 6.02(b) and (ii) by its nature, is incapable of being cured prior to the Outside Date or if by its nature such breach or failure is capable of being cured by the Outside Date, the Company does not diligently attempt or ceases to diligently attempt to cure such breach or failure after receiving written notice from Parent describing such breach or failure in reasonable detail; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.01(c) if TopCo or Parent is then in breach of any of its representations, warranties, covenants or agreements hereunder and such breach has been a principal cause or resulted in the failure of a condition set forth in Section 6.02(a) or 6.02(b) to be satisfied;

(d) by the Company, if TopCo or Parent shall have breached any of its representations or warranties or failed to perform any of its covenants or agreements set forth in this Agreement, which breach or failure to perform (i) if it occurred or was continuing to occur on the Closing Date, would give rise to the failure of a condition set forth in Section 6.03(a) or Section 6.03(b) and (ii) by its nature, is incapable of being cured prior to the Outside Date or if by its nature such breach or failure is capable of being cured by the Outside Date, Parent or TopCo, as applicable, does not diligently attempt or ceases to diligently attempt to cure such breach or failure after receiving written notice from the Company describing such breach or failure in reasonable detail; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.01(d) if the Company is then in breach of any of its representations, warranties, covenants or agreements hereunder and such breach has been a principal cause or resulted in the failure of a condition set forth in Section 6.03(a) or 6.03(b) to be satisfied;

(e) by Parent, (i) in the event that a Company Adverse Recommendation Change shall have occurred or (ii) if the Company shall have willfully and materially breached any of its obligations under Section 4.02(b); and

(f) by the Company, at any time prior to obtaining the Company Stockholder Approval if (i) the Board of Directors of the Company authorizes the Company, subject to complying in all material respects with the terms of Section 4.02(b), to enter into a Company Acquisition Agreement with respect to a Company Superior Proposal, (ii) concurrently with or immediately following the termination of this Agreement, the Company, subject to complying in all material respects with the terms of Section 4.02(b), enters into a Company Acquisition Agreement with respect to such Company Superior Proposal and (iii) prior to or concurrently with such termination, the Company pays to Parent the Company Termination Fee pursuant to Section 5.06(d); provided, however, that no Company Superior Proposal Termination may be made pursuant to this Section 7.01(f) until after at least three business days following Parent’s receipt of written notice from the Company advising Parent that the Board of Directors of the Company intends to take such action, which notice shall include the information with respect to such Company Superior Proposal that is specified in Section 4.02(b), and after providing such notice and prior to effecting such Company Superior Proposal Termination, (A) the Company shall, during such three business day period, negotiate in good faith with Parent and its Representatives with respect to any revisions to the terms of the Transactions proposed by Parent, (B) in determining whether to effect a Company Superior Proposal Termination, the Board of Directors of the Company shall take into account any changes to the terms of this Agreement proposed by Parent and any other information provided by Parent in response to such notice during such three business day period and (C) following the end of such three business day period, the Board of Directors of the Company determines that the Company Superior Proposal would continue to be a Company Superior Proposal; it being further understood that any amendment to the financial terms of any Company Takeover Proposal will be deemed to be a new Company Takeover Proposal for purposes of this Section 7.01(f), including with respect to the notice period referred to in this Section 7.01(f).

SECTION 7.02. Effect of Termination. In the event of termination of this Agreement as provided in Section 7.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of TopCo, Parent or the Company, other than the provisions of the last sentence of Section 5.02(b), Section 5.06, this Section 7.02 and Article VIII, which provisions shall survive such termination; provided, however, that (a) subject to Section 5.06, nothing herein shall relieve TopCo, Parent or the Company from liability for any willful and material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement and (b) the Confidentiality Agreement shall survive such termination in accordance with its terms.

SECTION 7.03. Amendment. This Agreement may be amended by the parties hereto at any time before or after receipt of the Company Stockholder Approval; provided, however, that after receipt of the Company Stockholder Approval, there shall be made no amendment that by Law requires further approval by the stockholders of the Company without such approval having been obtained; provided, further, that notwithstanding anything to the contrary contained herein, this Section 7.03, Section 8.07 and Section 8.13 (and any other provision of this Agreement to the extent an amendment, supplement, waiver or other modification of such provision would modify the substance of such Sections) may not be amended, supplemented, waived or otherwise modified in any manner that impacts or is otherwise adverse in any respect to the Financing Sources without the prior written consent of the Financing Sources. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

SECTION 7.04. Extension; Waiver. At any time prior to the Effective Time, TopCo, Parent and the Company may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) to the extent permitted by Law, waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto or (c) subject to the proviso to the first sentence of Section 7.03 and to the extent permitted by Law, waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

ARTICLE VIII

General Provisions

SECTION 8.01. Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 8.01 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time or otherwise expressly by their terms survive the Effective Time.

SECTION 8.02. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed given if delivered personally, faxed (with confirmation), electronically mailed in portable document format (PDF) (with confirmation) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

if to TopCo or Parent, to:

Energy Transfer Equity, L.P.
3738 Oak Lawn Avenue
Dallas, Texas 75219
Fax No.:	(214) 981-0703
Attention:	Thomas P. Mason
Email:	tom.mason@energytransfer.com

with a copy to (which shall not constitute notice):

Wachtell, Lipton, Rosen & Katz
51 West 52nd St.
New York, New York 10019
Fax No.:	(212) 403-2000
Attention:	David A. Katz, Esq.
David K. Lam, Esq.
Email:	DAKatz@wlrk.com
DKLam@wlrk.com

and

Latham & Watkins LLP
811 Main Street
Suite 3700
Houston, Texas 77002-4834

Fax No.:	(713) 546-5401
Attention:	William N. Finnegan IV, Esq.
Debbie P. Yee, Esq.
Email:	bill.finnegan@lw.com
debbie.yee@lw.com

if to the Company, to:

The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172

Fax No.:	(918) 573-3101
Attention:	Sarah C. Miller
Email:	sarah.miller@williams.com

with a copy to (which shall not constitute notice):

Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019

Fax No.:	(212) 474-3700
Attention:	Richard Hall, Esq.
Minh Van Ngo, Esq.
Email:	rhall@cravath.com
mngo@cravath.com

and

Gibson, Dunn & Crutcher LLP
1801 California Street, Suite 4200
Denver, Colorado 80202

Fax No.:	(303) 313-2840
Attention:	Steven K. Talley
E-mail:	stalley@gibsondunn.com

SECTION 8.03. Definitions. For purposes of this Agreement:

“Affiliate” of any person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person.

“business day” means any day on which banks are not required or authorized to be closed in the City of New York.

“Code” means the Internal Revenue Code of 1986, as amended.

“Commonly Controlled Entity” means, with respect to a person, any other person or entity that, together with such first person, is treated as a single employer under Section 414 of the Code.

“Company Benefit Plan” means any (i) pension plan (as defined in Section 3(2) of ERISA) or post-retirement or employment profit-sharing, insurance, health, medical or fringe plan, program, policy or arrangement, (ii) “employee benefit plan” (within the meaning of Section 3(3) of ERISA), (iii) bonus, incentive or deferred compensation or equity or equity-based compensation plan, program, policy or arrangement (including the Company Stock Plans), (iv) severance, change in control, employment, consulting, retirement, retention or termination plan, program, agreement, policy or arrangement or (v) other compensation or benefit plan, program, agreement, policy, practice, contract, arrangement or other obligation, whether or not in writing and whether or not subject to ERISA, in each case, sponsored, maintained, contributed to or required to be maintained or contributed to by the Company, any of its Subsidiaries or any other Commonly Controlled Entity of the Company (A) for the benefit of any current or former director, officer, employee or independent contractor of the Company or any of its Subsidiaries or (B) under which the Company or any Commonly Controlled Entity of the Company had or have any present or future liability, other than any (x) Multiemployer Plan or (y) plan, program, policy or arrangement mandated by applicable Law.

“Company Disclosure Letter” means the disclosure letter dated as of the date of this Agreement delivered by the Company to TopCo and Parent.

“Company ESPP” means The Williams Companies, Inc. Amended and Restated 2007 Employee Stock Purchase Plan.

“Company Leveraged PSU” means all Company PSUs that are identified as leveraged performance-based restricted stock unit awards in the applicable award agreement.

“Company Material Adverse Effect” means any change, effect, event, occurrence, circumstance, development or state of facts that, with all other changes, effects, events, occurrences, circumstances, developments and states of fact, is or would reasonably be expected to be materially adverse to the business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, other than any change, effect, event, occurrence, circumstance, development or state of facts to the extent relating to (i) the economy in general, (ii) the Energy Product gathering, processing, treating, transportation, storage and marketing industries generally or related products and services (including those due to actions by competitors and including any change in the prices of natural gas, crude oil, refined petroleum products, other hydrocarbon products, natural gas liquids (“NGLs”), and products produced from the fractionation of NGLs (collectively, “Energy Products”) or industry margins), (iii) the securities, credit, financial or other capital markets generally in the United States or elsewhere in the world, including changes in interest rates, (iv) any change in the stock price, trading volume or credit rating of the Company or any of its Subsidiaries or any failure, in and of itself, to meet internal or published projections, forecasts or estimates in respect of revenues, earnings, cash flow or other financial or operating metrics for any period (provided, however, that the facts or causes underlying or contributing to such change or failure may be considered in determining whether a Company Material Adverse Effect has occurred unless otherwise excluded pursuant to any of the other clauses of this definition), (v) changes in Law, legislative or political conditions or policy or practices after the date of this Agreement of any Governmental Entity, (vi) changes after the date of this Agreement in applicable accounting regulations or principles or official interpretations thereof, (vii) an act of terrorism or an outbreak or escalation of hostilities or war (whether declared or not declared) or earthquakes, any weather-related or other force majeure events or other natural disasters or any national or international calamity or crisis, (viii) the announcement of this Agreement or the Transactions or the consummation of the Transactions (including any loss of customers, suppliers, employees or other commercial relationships or any action taken or requirements imposed by any Governmental Entity in connection with the Transactions), (ix) actions (or omissions) of the Company and its Subsidiaries taken (or not taken) with the prior written consent of Parent or as required to comply with the terms of this Agreement or (x) the creditworthiness or financial condition of any customer or other commercial counterparty of the Company or any of its Subsidiaries that is a Significant Customer; provided, however, that the changes, effects, events, occurrences, circumstances, developments or states of facts set forth in the foregoing clauses (i), (ii), (iii), (v), (vi) and (vii) shall be taken into account in determining whether a “Company Material Adverse Effect” has occurred to the extent such changes, effects, events, occurrences, circumstances, developments or states of facts have a disproportionate effect on the Company and its Subsidiaries, taken as a whole, when compared to other participants in the industries in which the Company and its Subsidiaries operate.

“Company Permitted Liens” means (i) mechanics’, materialmen’s, carriers’, workmen’s, repairmen’s, vendors’, operators’ or other like Liens, if any, arising in the ordinary course of business of the Company; (ii) Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business; (iii) title defects or Liens (other than those constituting Liens for the payment of Indebtedness), if any, that do not or would not, individually or in the aggregate, impair in any material respect the use or occupancy of the assets of the Company and its Subsidiaries, taken as a whole; (iv) Liens for Taxes that are not yet due or payable or that may thereafter be paid without penalty being contested in good faith and for which adequate accruals or reserves have been established in accordance with GAAP; (v) Liens supporting surety bonds, performance bonds and similar obligations issued in the ordinary course of business of the Company and its Subsidiaries; (vi) Liens not created by the Company or its Subsidiaries that affect the underlying fee interest of a Company Leased Real Property; (vii) Liens that are disclosed on the most recent consolidated balance sheet of the Company included in the Company Filed SEC Documents or notes thereto or securing liabilities reflected on such balance sheet; (viii) Liens arising under or pursuant to the organizational documents of the Company or any of its Subsidiaries; (ix) grants to others of Rights-of-Way, surface leases or crossing rights and amendments, modifications, and releases of Rights-of-Way, surface leases or crossing rights in the ordinary course of business; (x) with respect to Rights-of-Way, restrictions on the exercise of any of the rights under a granting instrument that are set forth therein or in another executed agreement, that is of public record or to which the Company or any of its Subsidiaries otherwise has access, between the parties thereto; (xi) Liens which an accurate up-to-date survey would show; (xii) Liens resulting from any facts or circumstances relating to Parent or any of its Affiliates; and (xiii) Liens that do not and would not reasonably be expected to materially impair the continued use of a Company Owned Real Property or a Company Leased Real Property as presently operated.

“Company PSU” means all Company RSUs with performance-based vesting or delivery requirements.

“Company RSU” means any restricted stock unit award payable in shares of Company Common Stock or the value of which is determined with reference to the value of shares of Company Common Stock, whether granted under a Company Stock Plan or otherwise and whether or not subject to performance-based vesting or delivery requirements.

“Company Stock Plans” means The Williams Companies, Inc. 1996 Stock Plan for Non-Employee Directors, The Williams Companies, Inc. 2002 Incentive Plan, The Williams Companies, Inc. 2007 Incentive Plan and the Company ESPP, in each case including all sub-plans thereunder and as amended.

“Confidentiality Agreement” means the confidential disclosure agreement dated as of July 16, 2015, between Parent and the Company (as such agreement may be amended from time to time).

“Director DSU” means any deferred stock unit award payable in shares of Company Common Stock or the value of which is determined with reference to the value of a share of Company Common Stock and that is held by a non-employee director of the Company, whether granted under a Company Stock Plan or otherwise.

“EDGAR” means the Electronic Data Gathering, Analysis and Retrieval system of the SEC.

“Environmental Law” means any Law or any binding Agreement issued or entered into by or with any Governmental Entity relating to (a) pollution or protection of the environment or natural resources, including ambient air, soil, surface water, drinking water or groundwater, land surface, subsurface strata, sediment, building surfaces, flora and fauna and natural resources, (b) any exposure to or release or threatened release of any Hazardous Materials, including investigation, assessment, testing, monitoring, containment, removal, remediation and cleanup of any such release or threatened release; (c) the management of any Hazardous Materials, including the use, labeling, processing, disposal, storage, treatment, transport or recycling of any Hazardous Materials and Laws with regard to recordkeeping, notification, disclosure and reporting requirements respecting Hazardous Materials; or (d) the presence of Hazardous Materials in any building, physical structure, product or fixture.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ETP” means Energy Transfer Partners, L.P., a Delaware limited partnership.

“Exchange Ratio” means the average of the volume weighted averages of the trading prices of shares of Company Common Stock on the New York Stock Exchange (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by the parties) on each of the 10 consecutive trading days ending on (and including) the trading day that is immediately preceding the date on which the Effective Time occurs divided by the TopCo Share Value.

“Hazardous Materials” means all substances defined as Hazardous Substances, Oils, Pollutants or Contaminants in the National Oil and Hazardous Substances Pollution Contingency Plan, 40 C.F.R. § 300.5 or any substance, waste or material otherwise defined or regulated as hazardous, acutely hazardous or toxic or that could reasonably be expected to result in liability under any applicable Environmental Law currently in effect, including petroleum, petroleum products, by-products and distillates, pesticides, dioxin, polychlorinated biphenyls, mold, biological hazards, asbestos and asbestos-containing materials.

“Intervening Event” means a material event, fact, circumstance, development or occurrence (other than any matter that relates to a Company Takeover Proposal) that is unknown to or by the Board of Directors of the Company as of the date of this Agreement (or if known, the magnitude or material consequences of which were not known or understood by the Board of Directors of the Company as of the date of this Agreement), which event, fact, circumstance, development, occurrence, magnitude or material consequence becomes known to or by the Board of Directors of the Company prior to obtaining the Company Stockholder Approval.

“Knowledge” means (i) with respect to the Company, the actual knowledge after reasonable investigation, of any of the persons set forth in Section 8.03 of the Company Disclosure Letter and (ii) with respect to TopCo or Parent, the actual knowledge after reasonable investigation, of any of the persons set forth in Section 8.03 of the Parent Disclosure Letter, in each case following reasonable inquiry.

“ordinary course of business” means the ordinary course of the relevant person’s business, consistent with past practices or, if not consistent with past practice, reasonably expected course of conduct as of the date hereof and, with respect to financial related matters, consistent with budgets and forecasts approved prior to the date hereof by the relevant board of directors or other governing body.

“Parent Benefit Plan” means any (i) pension plan (as defined in Section 3(2) of ERISA) or post-retirement or employment profit-sharing, insurance, health, medical or fringe plan, program, policy or arrangement, (ii) “employee benefit plan” (within the meaning of Section 3(3) of ERISA), (iii) bonus, incentive or deferred compensation or equity or equity-based compensation plan, program, policy or arrangement (including the Parent Equity Plan), (iv) severance, change in control, employment, consulting, retirement, retention or termination plan, program, agreement, policy or arrangement or (v) other compensation or benefit plan, program, agreement, policy, practice, contract, arrangement or other obligation, whether or not in writing and whether or not subject to ERISA, in each case, sponsored, maintained, contributed to or required to be maintained or contributed to by Parent, any of its Subsidiaries or any other Commonly Controlled Entity of Parent (A) for the benefit of any current or former director, officer, employee or independent contractor of Parent or any of its Subsidiaries or (B) under which Parent or any Commonly Controlled Entity of Parent had or have any present or future liability, other than any (x) Multiemployer Plan or (y) plan, program, policy or arrangement mandated by applicable Law.

“Parent Disclosure Letter” means the disclosure letter dated as of the date of this Agreement delivered by Parent to the Company.

“Parent Equity Plan” means the Energy Transfer Equity, L.P. Long-Term Incentive Plan.

“Parent Material Adverse Effect” means any change, effect, event, occurrence, circumstance, development or state of facts that, with all other changes, effects, events, occurrences, circumstances, developments and states of fact, is or would reasonably be expected to be materially adverse to the business, financial condition or results of operations of Parent and its Subsidiaries, taken as a whole, other than any change, effect, event, occurrence, circumstance, development or state of facts to the extent relating to (i) the economy in general, (ii) the Energy Product gathering, processing, treating, transportation, storage and marketing industries generally or related products and services (including those due to actions by competitors and including any change in the prices of Energy Products or industry margins), (iii) the securities, credit, financial or other capital markets generally in the United States or elsewhere in the world, including changes in interest rates, (iv) any change in the equity price, trading volume or credit rating of Parent or any of its Subsidiaries or any failure, in and of itself, to meet internal or published projections, forecasts or estimates in respect of revenues, earnings, cash flow or other financial or operating metrics for any period (provided, however, that the facts or causes underlying or contributing to such change or failure may be considered in determining whether a Parent Material Adverse Effect has occurred unless otherwise excluded pursuant to any of the other clauses of this definition), (v) changes in Law, legislative or political conditions or policy or practices after the date of this Agreement of any Governmental Entity, (vi) changes after the date of this Agreement in applicable accounting regulations or principles or official interpretations thereof, (vii) an act of terrorism or an outbreak or escalation of hostilities or war (whether declared or not declared) or earthquakes, any weather-related or other force majeure events or other natural disasters or any national or international calamity or crisis, (viii) the announcement of this Agreement or the Transactions or the consummation of the Transactions (including any loss of customers, suppliers, employees or other commercial relationships or any action taken or requirements imposed by any Governmental Entity in connection with the Transactions) or (ix) actions (or omissions) of Parent and its Subsidiaries taken (or not taken) with the prior written consent of the Company or as required to comply with the terms of this Agreement; provided, however, that the changes, effects, events, occurrences, circumstances, developments or states of facts set forth in the foregoing clauses (i), (ii), (iii), (v), (vi) and (vii) shall be taken into account in determining whether a “Parent Material Adverse Effect” has occurred to the extent such changes, effects, events, occurrences, circumstances, developments or states of facts have a disproportionate effect on Parent and its Subsidiaries, taken as a whole, when compared to other participants in the industries in which Parent and its Subsidiaries operate.

“Parent Permitted Liens” means (i) mechanics’, materialmen’s, carriers’, workmen’s, repairmen’s, vendors’, operators’ or other like Liens, if any, arising in the ordinary course of business of Parent and its Subsidiaries; (ii) Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business; (iii) title defects or Liens (other than those constituting Liens for the payment of Indebtedness), if any, that do not or would not, individually or in the aggregate, impair in any material respect the use or occupancy of the assets of Parent and its Subsidiaries, taken as a whole; (iv) Liens for Taxes that are not yet due or payable or that may thereafter be paid without penalty being contested in good faith and for which adequate accruals or reserves have been established in accordance with GAAP; (v) Liens supporting surety bonds, performance bonds and similar obligations issued in the ordinary course of business of Parent and its Subsidiaries; (vi) Liens not created by Parent or its Subsidiaries that affect the underlying fee interest of a Parent Leased Real Property; (vii) Liens that are disclosed on the most recent consolidated balance sheet of Parent included in the Parent Filed SEC Documents or notes thereto or securing liabilities reflected on such balance sheet; (viii) Liens arising under or pursuant to the organizational documents of Parent or any of its Subsidiaries; (ix) grants to others of Rights-of-Way, surface leases or crossing rights and amendments, modifications, and releases of Rights-of-Way, surface leases or crossing rights in the ordinary course of business; (x) with respect to Rights-of-Way, restrictions on the exercise of any of the rights under a granting instrument that are set forth therein or in another executed agreement, that is of public record or to which Parent or any of its Subsidiaries otherwise has access, between the parties thereto; (xi) Liens which an accurate up-to-date survey would show; (xii) Liens resulting from any facts or circumstances relating to the Company or any of its Affiliates; and (xiii) Liens that do not and would not reasonably be expected to materially impair the continued use of a Parent Owned Real Property or a Parent Leased Real Property as presently operated.

“Parent Restricted Unit” means any award of a Parent Common Unit that is subject to forfeiture, whether granted under the Parent Equity Plan or otherwise.

“person” means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity.

“Representative” means, with respect to any person, the directors, officers, employees, investment bankers, financial advisors, attorneys, accountants or other advisors, agents or representatives of such person.

“Significant Customer” means a customer of the Company or any of its Subsidiaries that would reasonably be expected to account for more than 10% of the annual consolidated revenue of the Company.

“Subsidiary” of any person means another person, an amount of the voting securities, other voting rights or voting partner interests of which is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, more than 50% of the equity interests of which) is owned directly or indirectly by such first person; provided that for purposes of this Agreement, (i) unless otherwise expressly excluded, WPZ shall be considered to be a Subsidiary of the Company and each of ETP and SXL shall be considered to be a Subsidiary of Parent and (ii) neither Caiman Energy II, LLC nor Blue Racer Midstream LLC shall be considered to be a Subsidiary of the Company and neither SUN nor Lake Charles LNG Export Company, LLC shall be considered to be a Subsidiary of Parent.

“SUN” means Sunoco LP, a Delaware limited partnership.

“SXL” means Sunoco Logistics Partners L.P., a Delaware limited partnership.

“Systems” means the refined petroleum product, crude oil, natural gas, liquefied natural gas, NGL and other pipelines, lateral lines, pumps, pump stations, storage facilities, terminals, processing plants, and other related operations, assets, machinery and equipment that are owned by the relevant party, or used for the conduct of the business of the relevant party as it is presently conducted.

“Tax Return” means any return, declaration, report, election, claim for refund or information return or other statement or form filed or required to be filed with any Governmental Entity relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Taxes” means all forms of taxation or duties imposed by any Governmental Entity, or required by any Governmental Entity to be collected or withheld, including charges, together with any related interest, penalties and other additional amounts.

“TopCo Common Shares” means common units representing limited partner interests in TopCo.

“TopCo Share Issuance” means the issuance by TopCo of TopCo Common Shares as Merger Consideration in connection with the Merger.

“TopCo Share Value” means the average of the volume weighted averages of the trading prices of TopCo Common Shares on the New York Stock Exchange (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by the parties) on each of the 10 consecutive trading days beginning on (and including) the trading day immediately following the date on which the Effective Time occurs.

“Transactions” means the transactions contemplated by this Agreement, including the Merger, the TopCo Share Issuance, the issuance of the CCRs as Merger Consideration in connection with the Merger, the GP Merger, the Contribution and the Parent Class E Issuance.

“WPZ” means Williams Partners L.P., a Delaware limited partnership.

“WPZ GP Long-Term Incentive Plan” means the Williams Partners GP LLC Long-Term Incentive Plan, dated as of August 23, 2005, as amended on November 28, 2006 and December 2, 2008.

“WPZ Legacy Long-Term Incentive Plan” means the Williams Partners Long-Term Incentive Plan (f/k/a the “Access Midstream Long-Term Incentive Plan” and f/k/a the “Chesapeake Midstream Long-Term Incentive Plan”), as amended effective as of July 1, 2014 and February 2, 2015.

“WPZ Phantom Unit” means any phantom unit award payable in WPZ Common Units or the value of which is determined with reference to the value of WPZ Common Units, whether granted under the WPZ Legacy Long-Term Incentive Plan or otherwise.

SECTION 8.04. Interpretation. (a) When a reference is made in this Agreement to an Article, a Section or Exhibit, such reference shall be to an Article or a Section of, or an Exhibit to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(b) Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” when used in this Agreement is not exclusive.

(c) When a reference is made in this Agreement or the Company Disclosure Letter to information or documents being provided, made available or disclosed to Parent or its Affiliates, such information or documents shall include any information or documents (i) included in the Company Filed SEC Documents, (ii) furnished in the “data room” maintained by the Company at least 24 hours prior to the execution of this Agreement and to which access has been granted to Parent or its Affiliates or (iii) otherwise provided in writing (including electronically) to Parent or its Affiliates.

(d) When a reference is made in this Agreement or the Parent Disclosure Letter to information or documents being provided, made available or disclosed to the Company or its Affiliates, such information or documents shall include any information or documents (i) included in the Parent Filed SEC Documents, (ii) furnished in the “data room” maintained by Parent at least 24 hours prior to the execution of this Agreement and to which access has been granted to the Company or its Affiliates or (iii) otherwise provided in writing (including electronically) to the Company or its Affiliates.

(e) All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term.

(f) Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein.

(g) References to a person are also to its permitted successors and permitted assigns.

(h) The parties hereto have participated jointly in the negotiation and drafting of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

SECTION 8.05. Consents and Approvals. For any matter under this Agreement requiring the consent or approval of any party to be valid and binding on the parties hereto, such consent or approval must be in writing.

SECTION 8.06. Counterparts. This Agreement may be executed in one or more counterparts (including by facsimile or by attachment to electronic mail in portable document format (.pdf)), all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto.

SECTION 8.07. Entire Agreement; No Third-Party Beneficiaries. (a) This Agreement (including the Company Disclosure Letter and the Parent Disclosure Letter and all other exhibits and schedules hereto), the Confidentiality Agreement and the CCR Agreement constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement. This Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns and, except for the provisions of Section 8.13 (which is enforceable by each Finance Related Party), nothing herein express or implied shall give or be construed to give any person, other than the parties hereto and such successors and assigns, any legal or equitable rights hereunder, other than in respect of the rights of each Indemnified Party set forth in Section 5.05 from and after the Effective Time. Notwithstanding the immediately preceding sentence, following the Effective Time, the provisions of Article II relating to the payment of the Merger Consideration, any dividends or other distributions payable pursuant to Section 2.02(c) or Section 2.02(j), cash in lieu of any fractional shares payable pursuant to Section 2.02(i) and amounts payable pursuant to Section 2.05(a), Section 2.05(b) or Section 2.05(c) shall be enforceable by holders of Company Common Stock, Company Stock Options, Company RSUs (including Company PSUs) and Director DSUs, at or immediately prior to the Effective Time as provided therein. Notwithstanding the foregoing, in any suit in which the Company shall have been adjudged to have the right to recover damages from Parent due to the willful and material breach of this Agreement by Parent, the damages recoverable by the Company for itself and on behalf of the holders of Company Common Stock shall be determined by reference to the total amount that would have been recoverable by such holders if all such holders brought an action against Parent and were recognized as third party beneficiaries hereunder.

(b) Except for the representations and warranties contained in Section 3.01 and in any certificate delivered by the Company to TopCo or Parent in accordance with the terms of this Agreement, each of TopCo and Parent acknowledges that neither the Company nor any person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or with respect to any other information provided to TopCo or Parent in connection with the Transactions. Neither the Company nor any other person will have or be subject to, as a result of this Agreement, any liability or indemnification obligation to TopCo, Parent or any other person resulting from the distribution to TopCo or Parent, or TopCo’s or Parent’s use of, any such information, including any information, documents, projections, forecasts or other material made available to TopCo or Parent in certain “data rooms” or management presentations in expectation of the Transactions, unless and then only to the extent that any such information is expressly included in a representation or warranty contained in Section 3.01.

(c) Except for the representations and warranties contained in Section 3.02 and in any certificate delivered by TopCo or Parent to the Company in accordance with the terms of this Agreement, the Company acknowledges that none of TopCo, Parent or any other person on behalf of TopCo or Parent makes any other express or implied representation or warranty with respect to TopCo or Parent or with respect to any other information provided to the Company in connection with the Transactions. None of TopCo or Parent or any other person will have or be subject to, as a result of this Agreement, any liability or indemnification obligation to the Company or any other person resulting from the distribution to the Company, or the Company’s use of, any such information, including any information, documents, projections, forecasts or other material made available to the Company in certain “data rooms” or management presentations in expectation of the Transactions, unless and then only to the extent that any such information is expressly included in a representation or warranty contained in Section 3.02.

SECTION 8.08. GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE INTERNAL LAWS AND JUDICIAL DECISIONS OF THE STATE OF DELAWARE APPLICABLE TO AGREEMENTS EXECUTED AND PERFORMED ENTIRELY WITHIN SUCH STATE, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS THEREOF.

SECTION 8.09. Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties hereto, except that each of TopCo and Parent may assign all or any of its rights and obligations hereunder to any Affiliate of TopCo or Parent; provided, however, that such assignment shall not prevent, impair or delay the consummation of the Transactions or otherwise impair the rights of the stockholders of the Company under this Agreement. Notwithstanding the foregoing, no assignment shall limit or affect the assignor’s obligations hereunder. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns. Any attempted assignment in violation of this Section 8.09 shall be null and void.

SECTION 8.10. Specific Enforcement; Consent to Jurisdiction. (a) The parties hereto agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached and that monetary damages, even if available, would not be an adequate remedy therefor and that the right of specific enforcement is an integral part of the Transactions and without that right, neither the Company nor Parent would have entered into this Agreement. It is accordingly agreed that, the Company and Parent shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the performance of the terms and provisions of this Agreement without proof of actual damages. The parties hereto further agree not to assert that a remedy of specific enforcement by the Company or Parent is unenforceable, invalid, contrary to Law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the Company or Parent otherwise have an adequate remedy at law. The parties hereto acknowledge and agree that either the Company or Parent seeking an order or injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 8.10 shall not be required to provide any bond or other security in connection with any such order or injunction.

(b) Each of the parties hereto irrevocably submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or if such court declines to accept jurisdiction over a particular matter, any state or Federal court within the state of Delaware) for the purposes of any suit, action or other proceeding arising out of or relating to this Agreement and the rights and obligations hereunder or the Transactions or for the recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder or the Transactions. Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any actions relating to this Agreement or the Transactions in any court other than the aforesaid courts. Each of the parties hereto irrevocably and unconditionally waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement or the Transactions, (x) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve in accordance with this Section 8.10, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by the applicable Law, any claim that (1) the suit, action or proceeding in such court is brought in an inconvenient forum, (2) the venue of such suit, action or proceeding is improper, or (3) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. To the fullest extent permitted by applicable Law, each of the parties hereto hereby consents to the service of process in accordance with Section 8.02; provided, however, that nothing herein shall affect the right of any party to serve legal process in any other manner permitted by Law.

SECTION 8.11. WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (C) IT MAKES SUCH WAIVER VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 8.11.

SECTION 8.12. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

SECTION 8.13. No Recourse to Financing Sources. Notwithstanding anything herein to the contrary, the Company agrees that neither it, nor any of its former, current or future officers, directors, managers, employees, members, partners, agents or other representatives and Affiliates (collectively, “Seller Related Parties”), shall have any claim against any Financing Source, any lender participating in the Financing or any of their respective former, current or future general or limited partners, stockholders, managers, members, agents, Representatives, Affiliates, successors or assigns (collectively, “Finance Related Parties”), nor shall any Finance Related Party have any liability whatsoever to any Seller Related Party, in connection with the Financing or in any way relating to this Agreement or any of the Transactions, whether at law, in equity, in contract, in tort or otherwise, in each case, whether arising, in whole or in part, out of comparative, contributory or sole negligence by any Finance Related Party. Notwithstanding anything to the contrary in this Agreement, (a) no amendment or modification to this Section 8.13 (or amendment or modification with respect to any related definitions as they affect this Section 8.13) shall be effective without the prior written consent of each Financing Source or Finance Related Party and (b) each Financing Source and Finance Related Party shall be an express third party beneficiary of, and shall have the right to enforce, this Section 8.13. Each of the Parties hereto agrees that, Section 8.08 notwithstanding, this provision shall be interpreted, and any action relating to this provision, shall be governed by the laws of the State of New York. This Section 8.13 is intended to benefit and may be enforced by the Financing Sources and the Finance Related Parties.

IN WITNESS WHEREOF, the Company, TopCo, TopCo GP, Parent, Parent GP and ETE GP have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

THE WILLIAMS COMPANIES, INC.

By:	/s/ Donald R. Chappel
	Name:	Donald R. Chappel
	Title:	Senior Vice President & Chief Financial Officer

ENERGY TRANSFER CORP LP

By: ETE CORP GP, LLC, its general partner

By:	/s/ Jamie Welch
	Name:	Jamie Welch
	Title:	Group CFO & Head of Business Development

ETE CORP GP, LLC

By:	/s/ Jamie Welch
	Name:	Jamie Welch
	Title:	Group CFO & Head of Business Development

ENERGY TRANSFER EQUITY, L.P.

By: LE GP, LLC, its general partner

By:	/s/ John W. McReynolds
	Name:	John W. McReynolds
	Title:	President

LE GP, LLC

By:	/s/ John W. McReynolds
	Name:	John W. McReynolds
	Title:	President

ENERGY TRANSFER EQUITY GP, LLC

By:	/s/ Jamie Welch
	Name:	Jamie Welch
	Title:	Group CFO & Head of Business Development

[Signature Page to Agreement and Plan of Merger]

ANNEX B: FORM OF CONTINGENT CONSIDERATION RIGHTS AGREEMENT

ANNEX B

FORM OF

CONTINGENT CONSIDERATION RIGHTS AGREEMENT

by and among

ENERGY TRANSFER EQUITY, L.P.,

ENERGY TRANSFER CORP LP

and

[RIGHTS AGENT]

Dated as of [●], 201[●]

Note:This table of contents shall not, for any purpose, be deemed to be a part of this CCR Agreement.

Schedule 1	Schedule of Fees	B-20

THIS CONTINGENT CONSIDERATION RIGHTS AGREEMENT, dated as of [●], 201[●] (this “CCR Agreement”), by and among Energy Transfer Equity, L.P., a Delaware limited partnership (“Parent”), Energy Transfer Corp LP, a Delaware limited partnership (“TopCo”), and [●], as rights agent (the “Rights Agent”), in favor of each person who from time to time holds one or more TopCo Common Shares which have attached Contingent Consideration Rights (the “CCRs”) entitling such holder to receive TopCo Common Shares or cash payments, each in the amounts and subject to the terms and conditions set forth herein.

W I T N E S S E T H:

WHEREAS, this CCR Agreement is entered into pursuant to the Agreement and Plan of Merger, dated as of September 28, 2015 (as may be amended, the “Merger Agreement”), by and among Topco, ETE Corp GP, LLC, a Delaware limited liability company and the general partner of TopCo (“ETC GP”), Parent, LE GP, LLC, a Delaware limited liability company and the general partner of Parent, Energy Transfer Equity GP, LLC, a Delaware limited liability company (“ETE GP”), and The Williams Companies, Inc., a Delaware corporation (“WMB”);

WHEREAS, pursuant to the Merger Agreement, WMB will merge with and into TopCo (the “Merger”), whereupon the separate corporate existence of WMB shall cease, and TopCo shall continue its existence under Delaware law as the surviving entity in the Merger;

WHEREAS, in connection with the Merger, all the assets and liabilities of the surviving entity in the Merger (other than its membership interest in ETE GP) shall be contributed to Parent in exchange for newly issued Class E common units representing limited partner interests in Parent (the “Parent Class E Units”), upon the terms and subject to the conditions set forth in the Merger Agreement;

WHEREAS, in the Merger, each outstanding share of common stock, par value $1.00 per share, of WMB (the “WMB Common Stock”) will be converted into the right to receive the Merger Consideration (as defined in the Merger Agreement); and

WHEREAS, in connection with the Merger, each common share representing a limited partner interest in TopCo (each, a “TopCo Common Share”) issued to each holder of WMB Common Stock as Merger Consideration and each TopCo Common Share issued to Parent in consideration for the Parent Cash Deposit (as defined in the Merger Agreement) shall have attached to it one CCR.

NOW, THEREFORE, in consideration of the foregoing premises and the consummation of the transactions contemplated by the Merger Agreement, it is covenanted and agreed upon as follows:

ARTICLE 1

DEFINITIONS AND OTHER PROVISIONS OF GENERAL APPLICATION

Section 1.1 Definitions. For all purposes of this CCR Agreement, except as otherwise expressly provided or unless the context otherwise requires:

(a) the terms defined in this Article 1 have the meanings assigned to them in this Article 1, and include the plural as well as the singular;

(b) all capitalized terms used in this CCR Agreement without definition shall have the respective meanings ascribed to them in the Merger Agreement;

(c) the words “herein,” “hereof” and “hereunder” and other words of similar import refer to this CCR Agreement as a whole and not to any particular Article, Section or other subdivision.

“Adjustment Event” shall have the meaning set forth in Section 3.1(f).

“Affiliate” of any person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person.

“Aggregate Cash Payment” shall have the meaning set forth in Section 3.1(e)(1).

“Board of Directors” means (a) with respect to TopCo, the board of directors or board of managers of ETC GP, if ETC GP is a corporation or a limited liability company, or the board of directors or board of managers of the general partner of ETC GP, if ETC GP is a limited partnership, as applicable, or any other body performing similar functions, or any duly authorized committee of that board; and (b) with respect to Parent, the board of directors or board of managers of ETE GP, if ETE GP is a corporation or a limited liability company, or the board of directors or board of managers of the general partner of ETE GP, if ETE GP is a limited partnership, as applicable, or any other body performing similar functions, or any duly authorized committee of that board.

“Board Resolution” means a copy of a resolution certified by an officer of ETC GP, to have been duly adopted by the Board of Directors and to be in full force and effect on the date of such certification, and delivered to the Rights Agent.

“Business Day” means any day on which banks are not required or authorized to be closed in the City of New York.

“Cancelation Date” shall have the meaning set forth in Section 7.1(a).

“Cancelation Event” shall have the meaning set forth in Section 7.1(b).

“CCR Agreement” means this instrument as originally executed and as it may from time to time be supplemented or amended pursuant to the applicable provisions hereof.

“CCR Payment” means any Shortfall Payment due and payable to the Holders of CCRs.

“CCR Payment Register” shall have the meaning set forth in Section 2.2.

“CCRs” shall have the meaning set forth in the Preamble of this CCR Agreement.

“Close of Business” with respect to any date means 4:00:00 p.m., New York time (or such other time as the NYSE publicly announces is the official close of trading).

“Conflicts Committee” means the conflicts committee of the Board of Directors of TopCo. Any calculations or determinations to be made pursuant to the terms of this CCR Agreement by the Conflicts Committee shall be made in conjunction with the Conflicts Committee’s legal and financial advisors.

“End Date” means the date that is the second (2nd) anniversary of the Closing Date or, if such date is not a Trading Day, then the last Trading Day occurring prior to the second (2nd) anniversary of the Closing Date.

“End Date Holders” shall have the meaning set forth in Section 2.2.

“ETC GP” shall have the meaning set forth in the Recitals of this CCR Agreement.

“ETE GP” shall have the meaning set forth in the Recitals of this CCR Agreement.

“Excess Amount” shall have the meaning set forth in Section 6.1.

“Excess Shares” shall have the meaning set forth in Section 3.1(d)(2).

“Exchange Ratio” means the ratio of the number of Parent Class E Units held by TopCo or any of its wholly owned Subsidiaries as of the Settlement Date over the number of TopCo Common Shares outstanding as of the Settlement Date.

“Governmental Entity” means any Federal, state, local or foreign government, any court of competent jurisdiction, any administrative, regulatory (including any stock exchange) or other governmental agency, commission, branch or authority or other governmental entity or body, independent system operator, regional transmission organization or national, regional or state reliability organization.

“Holder” means a Person in whose name a CCR is registered in the CCR Register.

“Law” means any statute, law, ordinance, rule, regulation, common law, code, injunction, order, judgment, ruling, decree, agency requirement, writ, governmental guideline or interpretation having the force of law or permit or regulation of any Governmental Entity.

“Maximum CCR Cash” shall have the meaning set forth in Section 3.1(e)(2).

“Measurement Period” means the period beginning on the Start Date and ending on the End Date.

“Merger” shall have the meaning set forth in the Recitals of this CCR Agreement.

“Merger Agreement” shall have the meaning set forth in the Recitals of this CCR Agreement.

“NYSE” means the New York Stock Exchange.

“Opinion of Counsel” means a written opinion of counsel, who may be counsel for TopCo or Parent.

“Outstanding” when used with respect to CCRs means, as of the date of determination, all CCRs theretofore authenticated and delivered with the accompanying TopCo Common Share under this CCR Agreement, except: (i) CCRs theretofore canceled by the Rights Agent or delivered to the Rights Agent for cancellation and (ii) CCRs in exchange for or in lieu of which other CCRs have been authenticated and delivered pursuant to this CCR Agreement, other than any such CCRs in respect of which there shall have been presented to the Rights Agent proof satisfactory to it that such CCRs are held by a bona fide purchaser of TopCo Common Shares in whose hands the CCRs are valid obligations of TopCo; provided, however, that in determining whether the Holders of the requisite Outstanding CCRs have given any request, demand, authorization, direction, consent, waiver or other action hereunder, CCRs attached to TopCo Common Shares owned by TopCo or any Subsidiary of TopCo, whether held as treasury securities or otherwise, shall be disregarded and deemed not to be Outstanding.

“Parent” means the Person (as defined herein) named as “Parent” in the Preamble of this CCR Agreement, until a successor Person shall have become such pursuant to the applicable provisions of this CCR Agreement, and thereafter “Parent” shall mean such successor Person.

“Parent Class E Units” shall have the meaning set forth in the Recitals of this CCR Agreement.

“Parent Common Units” means the authorized equity interests of Parent consisting of common units representing limited partner interests in Parent.

“Parent Common Units VWAP” means (a) the sum of the daily dollar volume-weighted average price for the Parent Common Units on the NYSE, as reported by Bloomberg, L.P. through its “ETE UN Equity AQR” function (or, if such function or service ceases to exist, any substitute function or service mutually agreed among the Parties), for each Trading Day in the Measurement Period, divided by (b) the total number of Trading Days in the Measurement Period.

“Party” means the Rights Agent, Parent, TopCo and/or Holder(s), as applicable.

“Paying Agent” shall have the meaning set forth in Section 3.1(b).

“Payment Date” means the date that is five (5) Business Days following the Settlement Date.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, limited liability company, unincorporated organization or government or any agency or political subdivision thereof.

“Rights Agent” means the Rights Agent named in the first paragraph of this CCR Agreement, until a successor Rights Agent shall have become such pursuant to the applicable provisions of this CCR Agreement, and thereafter “Rights Agent” shall mean such successor Rights Agent.

“Rights Agent Costs” means the costs and expenses which the Rights Agent is entitled to be paid under Section 8.2 and the Rights Agent Fee.

“Rights Agent Fee” means the fee of the Rights Agent to act in such capacity pursuant to the terms of this CCR Agreement as set forth on Schedule 1 hereto, as revised by the parties from time to time.

“Rights Agent Initial Payment” means the out-of-pocket costs and expenses reasonably incurred and invoiced by the Rights Agent prior to the date hereof in connection with the negotiation of this CCR Agreement and any other reasonable out-of-pocket costs and expenses reasonably incurred by the Rights Agent in connection herewith prior to the date hereof.

“SEC” means the U.S. Securities and Exchange Commission.

“Settlement Calculation VWAP” means (a) the sum of the daily dollar volume-weighted average price for the TopCo Common Shares on the NYSE, as reported by Bloomberg, L.P. through its “ETC UN Equity AQR” function (or, if such function or service ceases to exist, any substitute function or service mutually agreed among the Parties), for the five (5) Trading Days starting with the first Trading Day after the End Date, divided by (b) five (5).

“Settlement Date” means the fifth (5th) Trading Day after the End Date.

“Shortfall Amount” shall have the meaning set forth in Section 3.1(b).

“Shortfall Payment” shall have the meaning set forth in Section 3.1(b).

“Specified Date” shall have the meaning set forth in Section 3.1(b).

“Start Date” means the twenty-first (21st) Trading Day after the Closing Date.

“Subsidiary” of any person means another person, an amount of the Voting Securities of which is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, more than fifty percent (50%) of the equity interests of which is owned directly or indirectly by such first person).

“TopCo” means the Person (as defined herein) named as “TopCo” in the Preamble of this CCR Agreement, until a successor Person shall have become such pursuant to the applicable provisions of this CCR Agreement, and thereafter “TopCo” shall mean such successor Person.

“TopCo Common Share” shall have the meaning set forth in the Recitals of this CCR Agreement.

“TopCo Common Shares VWAP” means (a) the sum of the daily dollar volume-weighted average price for the TopCo Common Shares on the NYSE, as reported by Bloomberg, L.P. through its “ETC UN Equity AQR” function (or, if such function or service ceases to exist, any substitute function or service mutually agreed among the Parties), for each Trading Day in the Measurement Period, divided by (b) the total number of Trading Days in the Measurement Period.

“Trading Day” means any Business Day on which the NYSE is open for the buying and selling of securities.

“Voting Securities” means securities or other interests having voting power, or the right, to elect or appoint a majority of the directors, or any Persons performing similar functions, irrespective of whether or not stock or other interests of any other class or classes shall have or might have voting power or any right by reason of the happening of any contingency.

“WMB” shall have the meaning set forth in the Recitals of this CCR Agreement.

“WMB Common Stock” shall have the meaning set forth in the Recitals of this CCR Agreement.

Section 1.2 Effect of Headings and Table of Contents. The Article and Section headings herein and the Table of Contents are for convenience only and shall not affect the construction hereof.

Section 1.3 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed given if delivered personally, faxed (with confirmation), electronically mailed in portable document format (PDF) (with confirmation) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

if to TopCo or Parent, to:

Energy Transfer Equity, L.P.
3738 Oak Lawn Avenue
Dallas, Texas 75219
Fax No.:	(214) 981-0703
Attention:	Thomas P. Mason
Email:	tom.mason@energytransfer.com

with a copy to (which shall not constitute notice):

Wachtell, Lipton, Rosen & Katz
51 West 52nd St.
New York, New York 10019
Fax No.:	(212) 403-2000
Attention:	David A. Katz, Esq.
David K. Lam, Esq.
Email:	DAKatz@wlrk.com
DKLam@wlrk.com

if to the Rights Agent, to:

[●]

Section 1.4 Benefits of Agreement. Nothing in this CCR Agreement, express or implied, shall give to any Person (other than the Parties hereto and their successors hereunder, any Paying Agent and the Holders) any benefit or any legal or equitable right, remedy or claim under this CCR Agreement or under any covenant or provision herein contained, all such covenants and provisions being for sole benefit of the Parties hereto and their successors, any Paying Agent and of the Holders.

Section 1.5 Governing Law. THIS CCR AGREEMENT AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF OR RELATE TO THIS CCR AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS CCR AGREEMENT (INCLUDING ANY CLAIM OR CAUSE OF ACTION BASED UPON, ARISING OUT OF OR RELATED TO ANY REPRESENTATION OR WARRANTY MADE IN OR IN CONNECTION WITH THIS CCR AGREEMENT OR AS AN INDUCEMENT TO ENTER INTO THIS CCR AGREEMENT), SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE INCLUDING WITHOUT REGARD TO THE CONFLICT OF LAWS PRINCIPLES THEREOF. EACH OF TOPCO, PARENT, THE RIGHTS AGENT AND EACH OF THE HOLDERS BY THEIR ACCEPTANCE OF THE CCRS, HEREBY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF ANY DELAWARE STATE COURT OR ANY FEDERAL COURT SITTING IN DELAWARE IN RESPECT OF ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF OR RELATE TO THIS CCR AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS CCR AGREEMENT (INCLUDING ANY CLAIM OR CAUSE OF ACTION BASED UPON, ARISING OUT OF OR RELATED TO ANY REPRESENTATION OR WARRANTY MADE IN OR IN CONNECTION WITH THIS CCR AGREEMENT OR AS AN INDUCEMENT TO ENTER INTO THIS CCR AGREEMENT), AND IRREVOCABLY ACCEPTS FOR ITSELF AND IN RESPECT OF ITS PROPERTY, GENERALLY AND UNCONDITIONALLY, JURISDICTION OF THE AFORESAID COURTS. EACH OF TOPCO, PARENT AND THE RIGHTS AGENT AGREES THAT PROCESS MAY BE SERVED UPON THEM IN ANY MANNER AUTHORIZED BY THE LAWS OF THE STATE OF DELAWARE FOR SUCH PERSONS. EACH OF TOPCO, PARENT AND THE RIGHTS AGENT HEREBY IRREVOCABLY WAIVES, AND AGREES

NOT TO ASSERT, BY WAY OF MOTION, AS A DEFENSE, COUNTERCLAIM OR OTHERWISE, IN ANY ACTION OR PROCEEDING WITH RESPECT TO THIS CCR AGREEMENT (A) THE DEFENSE OF SOVEREIGN IMMUNITY, (B) ANY CLAIM THAT IT IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF THE ABOVE-NAMED COURTS FOR ANY REASON OTHER THAN THE FAILURE TO SERVE PROCESS IN ACCORDANCE WITH THIS SECTION 1.5, (C) THAT IT OR ITS PROPERTY IS EXEMPT OR IMMUNE FROM JURISDICTION OF ANY SUCH COURT OR FROM ANY LEGAL PROCESS COMMENCED IN SUCH COURTS (WHETHER THROUGH SERVICE OF NOTICE, ATTACHMENT PRIOR TO JUDGMENT, ATTACHMENT IN AID OF EXECUTION OF JUDGMENT, EXECUTION OF JUDGMENT OR OTHERWISE), AND (D) TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW THAT (I) THE SUIT, ACTION OR PROCEEDING IN SUCH COURT IS BROUGHT IN AN INCONVENIENT FORUM, (II) THE VENUE OF SUCH SUIT, ACTION OR PROCEEDING IS IMPROPER AND (III) THIS CCR AGREEMENT, OR THE SUBJECT MATTER HEREOF, MAY NOT BE ENFORCED IN OR BY SUCH COURTS.

Section 1.6 Legal Holidays. In the event that the Payment Date shall not be a Business Day, then (notwithstanding any provision of this CCR Agreement to the contrary) payment on the CCRs need not be made on such date, but may be made, without the accrual of any interest thereon, on the next succeeding Business Day with the same force and effect as if made on such Payment Date.

Section 1.7 Separability Clause. In the event any provision in this CCR Agreement or in the CCRs shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 1.8 Successors. All covenants, provisions and agreements in this CCR Agreement by or for the benefit of TopCo, the Rights Agent or the Holders shall bind and inure to the benefit of their respective successors and assigns, whether so expressed or not. TopCo may assign this CCR Agreement without the prior written consent of the other Parties to this CCR Agreement to one or more of its direct or indirect Subsidiaries;

provided, however, that in the event of any such assignment TopCo shall remain subject to its obligations and covenants hereunder, including but not limited to its obligation to make any Shortfall Payments, and shall remain responsible for any breach of this CCR Agreement by such Subsidiary.

Section 1.9 No Recourse Against Others. A director, officer, partner, manager, member or employee, as such, of TopCo, Parent or the Rights Agent shall not have any personal liability for any obligations of TopCo, Parent or the Rights Agent under this CCR Agreement or for any claim based on, in respect of or by reason of such obligations or their creation. By accepting a CCR each Holder waives and releases all such personal liability. The waiver and release are part of the consideration for the issue of the CCRs.

Section 1.10 Counterparts. This CCR Agreement shall be signed in any number of counterparts with the same effect as if the signatures to each counterpart were upon a single instrument, and all such counterparts together shall be deemed an original of this CCR Agreement.

Section 1.11 Termination. This CCR Agreement shall terminate, and be of no further force and effect, and the parties hereto shall have no liability hereunder, upon the earliest of (i) the Cancelation Date, (ii) termination of the CCRs pursuant to Section 3.1(a) and (iii) TopCo having paid or caused to be paid or deposited with the Rights Agent all cash amounts payable or TopCo Common Shares deliverable to the Holders pursuant to Section 3.1(b) and such cash amounts or TopCo Common Shares have in fact been delivered to Holders pursuant to Section 4.1; provided, however, that in the case of any termination of this CCR Agreement, this Article 1 Section 4.2(c), Section 4.4 and Article 8 shall survive.

Section 1.12 Entire Agreement. This CCR Agreement and the Merger Agreement represent the entire understanding of Parent and TopCo with reference to the CCRs, and this CCR Agreement supersedes any and all other oral or written agreements hereto made with respect to the CCRs. This CCR Agreement represents the entire understanding of the Rights Agent with reference to the CCRs, and this CCR Agreement supersedes any and all other oral or written agreements hereto made with respect to the CCRs. If and to the extent that any provision of this CCR Agreement is inconsistent or conflicts with the Merger Agreement, this CCR Agreement shall govern and be controlling, and this CCR Agreement may be amended, modified, supplemented or altered only in accordance with the terms of Article 9. No party shall be bound by, or be liable for, any alleged representation, promise, inducement or statement of intention not contained herein.

ARTICLE 2

FORM OF CCRS

Section 2.1 Appointment of Rights Agent. TopCo and Parent hereby appoint [●] as the Rights Agent to act as the rights agent for TopCo in accordance with the terms and conditions set forth in this CCR Agreement, and the Rights Agent hereby accepts such appointment.

Section 2.2 No CCR Certificates. (a) From the Effective Time until the earlier of the Cancelation Date, if any, and the End Date, (i) the CCRs will be evidenced by certificates for TopCo Common Shares registered in the names of the holders thereof (which certificates shall also be deemed to be certificates representing CCRs) and not by separate CCR certificates, and CCRs associated with any uncertificated TopCo Common Shares will be evidenced by the registration of such TopCo Common Shares in TopCo’s share register in the names of the holders thereof (which registration shall also be deemed to be the registration of ownership of the associated CCRs) and not by separate CCR certificates or registrations and (ii) the right to receive any CCR Payment will only be transferable in connection with the transfer of TopCo Common Shares. As soon as practicable after the End Date, if a Shortfall Payment is owed pursuant to Section 3.1(b), TopCo will establish a payment register for the CCRs (the “CCR Payment Register”) and cause to be issued to holders of TopCo Common Shares as of the Close of Business on the End Date (the “End Date Holders”) the right to receive a CCR Payment for each TopCo

Common Share so held and the Paying Agent will then issue a CCR Payment to End Date Holders pursuant to Section 4.1.

Section 2.3 Transfer of CCRs. Until the earlier of the Cancelation Date and the End Date, the surrender for transfer of any certificate evidencing TopCo Common Shares shall also constitute the transfer of the CCRs associated with the TopCo Common Shares represented thereby, and the registration of transfer of ownership of any uncertificated TopCo Common Shares in respect of which CCRs have been issued shall also constitute the transfer of the CCRs associated with the TopCo Common Shares the ownership of which is so transferred.

Section 2.4 Legends. Certificates for TopCo Common Shares issued and outstanding as of immediately following the Effective Time shall have impressed on, printed on, written on or otherwise affixed to them the following legend:

This certificate also evidences and entitles the holder hereof to certain contingent consideration rights as set forth in the Contingent Consideration Rights Agreement, dated as of                     , 201[●], by and among Energy Transfer Corp LP, Energy Transfer Equity, L.P. and [●], as Rights Agent, as such agreement may be amended from time to time (the “CCR Agreement”), the terms of which are hereby incorporated herein by reference and a copy of which is on file at the principal executive offices of Energy Transfer Corp LP. Energy Transfer Corp LP will mail to the holder of this certificate a copy of the CCR Agreement without charge after receipt of a written request therefor.

In the case of the initial transaction statement or subsequent periodic statements with respect to uncertificated TopCo Common Shares, such statements shall bear the following legend:

The registration in the share register of Energy Transfer Corp LP of the common shares to which this statement relates also evidences and entitles the registered holder of such shares to certain contingent consideration rights as set forth in the Contingent Consideration Rights Agreement, dated as of                     , 201[●], by and among Energy Transfer Corp LP, Energy Transfer Equity, L.P. and [●], as Rights Agent, as such agreement may be amended from time to time (the “CCR Agreement”), the terms of which are hereby incorporated herein by reference and a copy of which is on file at the principal executive offices of Energy Transfer Corp LP. Energy Transfer Corp LP will mail to the holder of this certificate a copy of the CCR Agreement without charge after receipt of a written request therefor.

Notwithstanding this Section 2.4, the omission of a legend shall not affect the enforceability of any part of this CCR Agreement or the rights of any holder of the CCRs.

Section 2.5 CCR Payment Register Notations. The registrations in the CCR Payment Register may be accompanied by such marks of identification or designation and such legends, summaries or endorsements as may be required to comply with any applicable law or with any applicable rule or regulation made pursuant thereto or with any applicable rule or regulation of any stock exchange or to conform to usage.

ARTICLE 3

TERMS OF CCRS

Section 3.1 Title and Terms.

(a) In the event that the TopCo Common Shares VWAP is equal to or greater than the Parent Common Units VWAP, then each CCR Outstanding as of the Close of Business on the End Date shall (unless otherwise canceled earlier pursuant to Article 7) be deemed immediately and automatically canceled and extinguished and no consideration of any kind shall be delivered, and Parent, TopCo and the Rights Agent, shall have no further obligations, in respect thereof. In addition, the provisions in Section 6.1 will apply.

(b) Subject to Article 7, in the event that the TopCo Common Shares VWAP is less than the Parent Common Units VWAP (the amount of such difference, the “Shortfall Amount”), then each CCR Outstanding as of the Close of Business on the End Date shall be deemed immediately and automatically canceled and extinguished and converted into the right to receive the Shortfall Payment. Such Shortfall Payment shall be paid to the Holders in accordance with Section 4.1. The “Shortfall Payment” means either, at Parent’s election, (i) a number of TopCo Common Shares equal to the Shortfall Amount divided by the Settlement Calculation VWAP, or (ii) subject to Section 3.1(e)(2), an amount in cash equal to the Shortfall Amount. Parent’s election under the preceding sentence shall be made at any time prior to the End Date by notice in writing to the Rights Agent and the Conflicts Committee. In the absence of any written election, Parent shall be deemed to have elected to make the Shortfall Payment in TopCo Shares.

(c) After the close of trading on the NYSE on the End Date, the chief financial officer of Parent shall calculate, in accordance with this CCR Agreement, the Parent Common Units VWAP, the TopCo Common Shares VWAP and the Shortfall Amount and certify and submit such calculations to the Conflicts Committee for its approval. After the close of trading on the NYSE on the Settlement Date, the chief financial officer of Parent shall if required calculate, in accordance with this CCR Agreement, the Shortfall Payment and certify and submit such calculation to the Conflicts Committee for its approval.

(d) Shortfall Payments Made in TopCo Common Shares.

(1) If Parent elects for the Shortfall Payment to be made in TopCo Common Shares, then Parent shall, as soon as practicable after the Settlement Date (but in no event later than the Payment Date), issue to TopCo, as an adjustment to the consideration issued to TopCo in respect of the Contribution (as defined in the Merger Agreement), a number of Parent Class E Units equal to the product of (i) the Exchange Ratio multiplied by (ii) the aggregate number of TopCo Common Shares to be issued pursuant to Section 3.1(c), including the Excess Shares.

(2) Notwithstanding anything to the contrary, no certificates or scrip representing fractional shares or book-entry credit of TopCo Common Shares shall be issued upon the conversion of CCRs. Each former holder of a CCR who otherwise would have been entitled to a fraction of a TopCo Common Share shall receive in lieu thereof cash (rounded to the nearest cent) equal to such fraction as determined below. If Parent elects for the Shortfall Payment to be made in TopCo Common Shares, then as promptly as practicable following the Settlement Date (but in no event later than the Payment Date), the Paying Agent shall determine the excess of (i) the number of full TopCo Common Shares equal to the number of CCRs Outstanding at Close of Business on the End Date multiplied by the Shortfall Amount divided by the Settlement Calculation VWAP over (ii) the aggregate number of full TopCo Common Shares to be distributed to Holders of CCRs (such excess being herein referred to as the “Excess Shares”). As promptly as practicable following the Settlement Date, the Paying Agent, as agent for such holders of CCRs, shall sell the Excess Shares at then prevailing prices on the NYSE, all in the manner provided herein. The sale of the Excess Shares by the Paying Agent shall be executed on the NYSE and shall be executed in round lots to the extent practicable. Until the net proceeds of any such sale or sales have been distributed to the holders of CCRs, the Paying Agent shall hold such proceeds in trust for such holders. The net proceeds of any such sale or sales of Excess Shares to be distributed to the holders of CCRs shall be reduced by any and all reasonable and customary commissions, transfer taxes and other reasonable out-of-pocket out-of-pocket transaction costs, as well as any expenses, of the Paying Agent incurred in connection with such sale or sales. The Paying Agent shall determine the portion of such net proceeds to which each holder of CCRs shall be entitled, if any, by multiplying the amount of the aggregate net proceeds by a fraction, the numerator of which is the amount of the fractional share interest to which such holder of CCRs is entitled (after taking into account all CCRs then held by such holder) and the denominator of which is the aggregate amount of fractional share interests to which all holders of CCRs are entitled. As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of CCRs with respect to any fractional share interests, the Paying Agent shall promptly pay, in accordance with Section 4.1, such amounts to such holders subject to and in accordance with this Section 3.1(e)(2).

(e) Shortfall Payments Made in Cash.

(1) If Parent elects for the Shortfall Payment to be made in cash, then, as soon as practicable after the Settlement Date (but in no event later than the Payment Date), (x) Parent shall purchase from TopCo, and TopCo shall issue to Parent, that number of TopCo Common Shares equal to (a) any Shortfall Amount determined pursuant Section 3.1(b) multiplied by the number of CCRs Outstanding at Close of Business on the End Date (the “Aggregate Cash Payment”), divided by (b) the Settlement Calculation VWAP, in exchange for the payment by Parent to TopCo of cash in an amount equal to the Aggregate Cash Payment, and (y) Parent shall issue to TopCo, as an adjustment to the consideration issued to TopCo in respect of the Contribution, a number of Parent Class E Units equal to the product of (i) the Exchange Ratio multiplied by (ii) the number of TopCo Common Shares purchased by Parent pursuant to this Section 3.1(e)(1).

(2) Notwithstanding anything to the contrary, in no event shall the aggregate cash payment in respect of the Shortfall Payment exceed an amount of cash (the “Maximum CCR Cash”) equal to: (a) the product of the value (as determined by the Conflicts Committee) of the Merger Consideration as of the Closing Date and 55%, minus (b) the sum of (i) the Pre-Merger Special Dividend, (ii) the Cash Component (as defined in the Merger Agreement), (iii) the aggregate amount of cash paid to former holders of Company Common Stock in lieu of issuing fractional shares of TopCo Common Shares and (iv) the aggregate amount of cash paid in respect of Appraisal Shares (as defined in the Merger Agreement). If Parent elects for the Shortfall Payment to be made in cash, and the aggregate Shortfall Payments to be made pursuant to Section 3.1(b) exceeds the Maximum CCR Cash, then any difference between the amount of cash paid in respect of a Shortfall Payment and the amount that a former holder of a CCR would otherwise be entitled to receive pursuant to Section 3.1(b) shall be paid in TopCo Common Shares valued at the Settlement Calculation VWAP. Parent agrees that it shall, as soon as practicable after the Settlement Date (but in no event later than the Payment Date), issue to TopCo, as an adjustment to the consideration issued to TopCo in respect of the Contribution, a number of Parent Class E Units equal to the product of (i) the Exchange Ratio multiplied by (ii) the aggregate number of TopCo Common Shares issued pursuant to the prior sentence.

(f) If, between the date of this CCR Agreement and the Settlement Date, the shares of TopCo Common Stock or Parent Common Units shall have been changed into a different number of shares or units or a different class of shares or units by reason of any equity dividend or distribution, subdivision, reorganization, reclassification, recapitalization, equity split, reverse equity split, combination or exchange of shares or units, or any similar event shall have occurred (an “Adjustment Event”), then the Parent Common Units VWAP, the TopCo Common Shares VWAP and any other similar items, the calculation of which is affected by such Adjustment Event, shall be equitably adjusted, without duplication, to provide the Holders with the same economic benefit, if any, that such Holders would have had the right to receive if the Adjustment Event had not occurred. The chief financial officer of Parent shall make the calculations of all adjustments to be made pursuant to this Section 3.1(f), if any and certify and submit such calculations to the Conflicts Committee for its approval.

ARTICLE 4

PAYMENT PROCEDURES

Section 4.1 Payment of Amounts, if any, to Holders. Prior to the Payment Date, as applicable, TopCo shall appoint a bank or trust company to act as the paying agent (the “Paying Agent”) (it being acknowledged and agreed that the Rights Agent may serve as the Paying Agent) which shall be responsible for paying to the End Date Holders any CCR Payments owed pursuant to Section 3.1. Prior to the Payment Date, TopCo shall deposit, or cause to be deposited, with the Paying Agent either (a) that number of whole uncertificated or certificated shares representing the number of TopCo Common Shares sufficient to pay the aggregate number of TopCo Common Shares issuable (including the Excess Shares), or (b) the Aggregate Cash Payment. The Paying Agent shall then deliver cash or TopCo Common Shares to the Holders sufficient to pay all consideration then due to the Holders.

Section 4.2 Cash for CCR Payments to Be Held in Trust. (a) If Parent, TopCo or any of their respective Subsidiaries or Affiliates shall at any time act as the Paying Agent, it will, on or before the Payment Date, as the case may be, segregate and hold in trust for the benefit of the Holders all sums or securities held by such Paying Agent for payment on the CCRs until such sums or securities shall be paid to the Holders as herein provided, and will promptly notify the Rights Agent of any default by TopCo in making payment or causing payment to be made on the CCRs.

(b) TopCo will cause the Paying Agent (unless the Paying Agent is the Rights Agent) to execute and deliver to the Rights Agent an instrument in which the Paying Agent shall agree with the Rights Agent, subject to the provisions of this Section 4.2, that the Paying Agent (i) will hold all sums or securities held by it for the payment of any amount payable on the CCRs in trust for the benefit of the Persons entitled thereto until such sums or securities shall be paid to such Persons or otherwise disposed of as herein provided and will notify the Rights Agent of the sums or securities so held and (ii) will give the Rights Agent notice of any failure by TopCo (or by any other obligor on the CCRs) to make any payment, or cause payment to be made, on the CCRs when the same shall be due and payable.

(c) Any cash or securities deposited with the Rights Agent or the Paying Agent, or then held by Parent, TopCo or any of their respective Affiliates, in trust for the payment on any CCR and remaining unclaimed for one (1) year after the Payment Date shall be paid or returned, as applicable, to TopCo on TopCo’s request, or (if then held by TopCo) shall be discharged from such trust; and the Holder of such CCR shall thereafter, as an unsecured general creditor, look only to TopCo for payment thereof, and all liability of the Rights Agent or such Rights Agent with respect to such trust money or securities shall thereupon cease.

Section 4.3 Payments with Respect to CCRs. Payment of any amounts pursuant to the CCRs shall be made in either, as permitted pursuant to the terms of this CCR Agreement, (i) such coin or currency of the United States of America as at the time is legal tender for the payment of public and private debts; or (ii) TopCo Common Shares.

Section 4.4 Withholding. Notwithstanding any other provision of this CCR Agreement, Parent, TopCo, any of their respective Affiliates, the Rights Agent and the Paying Agent shall be entitled to deduct and withhold, or cause to be deducted and withheld, from TopCo Common Shares or cash amounts otherwise payable pursuant to this CCR Agreement such amounts as are required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended, or any provision of state, local or foreign Tax Law. To the extent that amounts are so withheld by Parent, TopCo, any of their respective Affiliates, the Rights Agent or the Paying Agent, such withheld amounts shall be treated for all purposes of this CCR Agreement as having been paid to such Holder in respect of which such deduction and withholding was made. The Parties hereto agree to cooperate in good faith to reduce or eliminate any deduction or withholding with respect to payments made pursuant to this CCR Agreement.

ARTICLE 5

NO VOTING, DIVIDENDS OR INTEREST

Section 5.1 No Voting Rights. The Holder of any CCR is not, and shall not, solely by virtue thereof, be entitled to any rights of a holder of any Voting Securities or other equity security or other ownership interest of TopCo, Parent or in any constituent entity to the Merger or in any of such entities’ Affiliates or other subsidiaries, either at Law or in equity (other than in respect of its rights as a holder of the TopCo Common Share to which the CCR is attached), and the rights of the Holders are limited to those contractual rights expressed in this CCR Agreement.

Section 5.2 No Joint Venture Relationship. The Holders of the CCRs, by acceptance thereof, agree that no joint venture, partnership or other fiduciary relationship is created hereby or by the CCRs.

Section 5.3 No Interest or Dividends. No interest or dividends shall accrue on any amounts payable in respect of the CCRs.

ARTICLE 6

RETURN OF PARENT CLASS E UNITS

Section 6.1 Return of Parent Class E Units in Certain Circumstances. Subject to Article 7, if the TopCo Common Shares VWAP is greater than the Parent Common Units VWAP (such difference, the “Excess Amount”), then TopCo agrees that it shall transfer to Parent, as an adjustment to the number of Class E Units issued in the Contribution, within five (5) Business Days of the Settlement Date, a number of Class E Units equal to (a) (i) the number of CCRs Outstanding at the Close of Business on the End Date, multiplied by (ii) a fraction, the numerator of which is the Excess Amount and the denominator of which is the Settlement Calculation VWAP, multiplied by (b) the Exchange Ratio. After the close of trading on the NYSE on the End Date, the chief financial officer of Parent shall calculate, in accordance with this CCR Agreement, the Excess Amount and certify and submit such calculation to the Conflicts Committee for its approval. After the close of trading on the NYSE on the Settlement Date, the chief financial officer of Parent shall, if required calculate, in accordance with this CCR Agreement, the number of Class E Units to be transferred under this Section 6.1 and certify and submit such calculation to the Conflicts Committee for its approval.

ARTICLE 7

EARLY CANCELATION OF CCRS

Section 7.1 Cancelation of CCR in Certain Circumstances. The CCRs shall be automatically canceled and extinguished and shall cease to exist or be outstanding, without any consideration of any kind being delivered, and Parent, TopCo and the Rights Agent, shall have no further obligations in respect thereof, in the event that both of the following exist at any time during the Measurement Period:

(a) the daily dollar volume-weighted average price for the TopCo Common Shares on the NYSE, as reported by Bloomberg, L.P. through its “ETC UN Equity AQR” function (or, if such function or service ceases to exist, any substitute function or service mutually agreed among the Parties) is greater than the daily dollar volume-weighted average price for the Parent Common Units on the NYSE, as reported by Bloomberg, L.P. through its “ETE UN Equity AQR” function for twenty (20) consecutive Trading Days (the Close of Business on the twentieth (20th) such Trading Day, the “Specified Date”); and

(b) the average daily dollar volume-weighted average price for the TopCo Common Shares on the NYSE, as reported by Bloomberg, L.P. through its “ETC UN Equity AQR” function for the period beginning on the Start Date and ending on the Specified Date is equal or greater than the average daily dollar volume-weighted average price for the Parent Common Units on the NYSE, as reported by Bloomberg, L.P. through its “ETE UN Equity AQR” function for the period beginning on the Start Date and ending on the Specified Date (a “Cancelation Event” and, if the events described in both clause (a) and clause (b) above exist on Specified Date, such Specified Date shall be the “Cancelation Date”).

ARTICLE 8

THE RIGHTS AGENT

Section 8.1 Certain Duties and Responsibilities. (a) The Rights Agent shall not have any liability for any actions taken or not taken in connection with this CCR Agreement, except to the extent of its willful misconduct, bad faith or gross negligence. No provision of this CCR Agreement shall require the Rights Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of any of its rights or powers. Notwithstanding anything contained herein to the contrary, the Rights Agent’s aggregate liability shall be limited as set forth in Section 8.2(f) below.

(b) The Rights Agent shall, once every ninety (90) calendar days, post the trailing Parent Common Units VWAP, the Settlement Calculation VWAP and the TopCo Common Shares VWAP on [its website or other means], to be made available to the Parties or the Holders of CCRs. The Rights Agent shall also post Parent Common Units VWAP, the Settlement Calculation VWAP and the TopCo Common Shares VWAP fifteen (15) consecutive Trading Days into a potential Cancellation Event.

Section 8.2 Certain Rights of Rights Agent. The Rights Agent undertakes to perform such duties and only such duties as are specifically set forth in this CCR Agreement, and no implied covenants or obligations shall be read into this CCR Agreement against the Rights Agent. In addition:

(a) the Rights Agent may rely and shall be protected in acting or refraining from acting in connection with its performance under this CCR Agreement upon any resolution, certificate, statement, instrument, opinion, report, notice, request, instruction, direction, consent, order or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties;

(b) the Rights Agent may consult with, and obtain advice from, legal counsel in the event of any question as to any of the provisions hereof or the duties hereunder, and it shall incur no liability and shall be deemed to be acting in accordance with the opinion and instructions of such counsel. The reasonable costs of such counsel’s services shall be paid to the Rights Agent in accordance with Section 8.2(f) below. The Rights Agent may perform any and all of its duties through its agents, representatives, attorneys, custodians and/or nominees;

(c) if the Rights Agent becomes involved in litigation on account of this CCR Agreement, it shall have the right to retain counsel and shall be entitled to reimbursement for all reasonable documented out-of-pocket costs and expenses related thereto as provided in this Section 8.2(c) and (f) hereof; provided, however, that the Rights Agent shall not be entitled to any such reimbursement to the extent such litigation ultimately determines that the Rights Agent acted with willful misconduct, bad faith or gross negligence and provided further that the Rights Agent shall be entitled to reimbursement of the reasonable documented out-of-pocket costs and expenses of a single outside counsel. In the event that conflicting demands are made upon the Rights Agent for any situation addressed or not addressed in this CCR Agreement, the Rights Agent may withhold performance of the terms of this CCR Agreement until such time as said conflicting demands shall have been withdrawn or the rights of the respective parties shall have been settled by court adjudication, arbitration, joint order or otherwise;

(d) the permissive rights of the Rights Agent to do things enumerated in this CCR Agreement shall not be construed as a duty;

(e) the Rights Agent shall not be required to give any note or surety in respect of the execution of such powers or otherwise in respect of the premises;

(f) Parent shall indemnify the Rights Agent for, and hold the Rights Agent harmless against, any loss, liability, claim, demands, suits or expense arising out of or in connection with the Rights Agent’s duties under this CCR Agreement, including the costs and expenses of defending the Rights Agent against any claims, charges, demands, suits or loss, unless such loss shall have been determined by a court of competent jurisdiction to be a result of the Rights Agent’s willful misconduct, bad faith or gross negligence; provided, however, that the Rights Agent’s aggregate liability with respect to, arising from, or arising in connection with this CCR Agreement, or from all services provided or omitted to be provided under this CCR Agreement, whether in contract, in tort, or otherwise, is limited to, and shall not exceed, the amounts paid hereunder by Parent to the Rights Agent as fees and charges, but not including reimbursable expenses; and

(g) as between Parent, TopCo and the Rights Agent, Parent shall be responsible for paying the Rights Agent Costs and the Rights Agent Initial Payment. As between Parent, TopCo and the Rights Agent, Parent agrees to pay the fees and expenses (including taxes and other charges) of the Rights Agent in connection with this CCR Agreement as may be agreed from time to time by Parent and the Rights Agent. The Rights Agent shall also be entitled to reimbursement from Parent for all reasonable and necessary out-of-pocket expenses (including reasonable fees and expenses of the Rights Agent’s counsel and agent) paid or incurred by it in connection with the administration by the Rights Agent of its duties hereunder. The final invoice for the Rights Agent Fee (which shall include a reasonable estimate of all remaining fees and expenses) will be rendered a reasonable time prior to the Payment Date. An invoice for any out-of-pocket expenses and per item fees realized will be rendered and payable within thirty (30) days after receipt by Parent, except for postage and mailing expenses, which funds must be received one (1) Business Day prior to the scheduled mailing date.

Section 8.3 Resignation and Removal; Appointment of Successor. (a) The Rights Agent may resign at any time by giving written notice thereof to Parent and TopCo specifying a date when such resignation shall take effect, which notice shall be sent at least thirty (30) days prior to the date so specified, and such resignation shall take effect on such specified date.

(b) If the Rights Agent shall resign, be removed or become incapable of acting, Parent and TopCo shall promptly appoint a qualified successor Rights Agent. The successor Rights Agent so appointed shall, forthwith upon its acceptance of such appointment in accordance with this Section 8.3, become the successor Rights Agent.

(c) TopCo or Parent shall give notice of each resignation and each removal of a Rights Agent and each appointment of a successor Rights Agent by mailing written notice of such event by first-class mail, postage prepaid to the Holders. If Parent or TopCo fails to send such notice within ten (10) days after acceptance of appointment by a successor Rights Agent, the successor Rights Agent shall cause such notice to be mailed at the expense of Parent.

(d) Any such successor to the Rights Agent shall agree to be bound by the terms of this CCR Agreement and shall become the Rights Agent hereunder. The Rights Agent shall deliver all of the relevant books and records, pursuant to the terms of this Section 8.3 to the successor Rights Agent. The Rights Agent is hereby authorized, in any and all events, to comply with and obey any and all final judgments, orders and decrees of any court of competent jurisdiction which may be filed, entered or issued with regard to the Rights Agent, and all final arbitration awards with regard to the Rights Agent and, if it shall so comply or obey, it shall not be liable to any other person by reason of such compliance or obedience.

Section 8.4 Acceptance of Appointment of Successor. Every successor Rights Agent appointed hereunder shall execute, acknowledge and deliver to TopCo, Parent and to the retiring Rights Agent an instrument accepting such appointment and a counterpart of this CCR Agreement, and thereupon such successor Rights Agent, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Rights Agent.

Section 8.5 Non-Use of Name. Neither the Rights Agent nor the Holders shall use the name, trademark, trade name, or logo of Parent, TopCo, their respective Affiliates, or their respective employees in any publicity or news release relating to this CCR Agreement or its subject matter, without the prior express written permission of Parent.

ARTICLE 9

AMENDMENTS

Section 9.1 Amendments without Consent of Holders. Parent, TopCo and the Rights Agent may, at any time and from time to time and without the consent of any Holder, enter into one or more amendments hereto for any of the following purposes:

(a) to evidence the succession of another Person as a successor Rights Agent and the assumption by any successor of the covenants and obligations of the Rights Agent herein;

(b) to evidence the succession of another Person to TopCo, and the assumption by any such successor of the covenants of TopCo herein;

(c) to evidence the succession of another Person to Parent, and the assumption by any such successor of the covenants of Parent herein;

(d) to add to the covenants of Parent and TopCo such further covenants, restrictions, conditions or provisions as its Board of Directors and the Rights Agent shall consider to be for the protection of the Holders of the CCRs, and to make the occurrence, or the occurrence and continuance, of a default in any such additional covenants, restrictions or conditions permitting the enforcement of all or any of the several remedies provided in this CCR Agreement as herein set forth;

(e) to cure any ambiguity, or to correct or supplement any provision herein which may be defective or inconsistent with any other provision herein; provided that such provisions shall not materially reduce the benefits of this CCR Agreement or the CCRs to the Holders;

(f) to make any other provisions with respect to matters or questions arising under this CCR Agreement; provided that such provisions shall not adversely affect the interests of the Holders in any material respect; or

(g) to make any change that is not adverse in any material respect to the interests of the Holders.

Promptly following any amendment of this CCR Agreement in accordance with this Section 9.1, the Rights Agent shall notify the Holders of the Securities of such amendment; provided that any failure so to notify the Holders shall not affect the validity of such amendment.

Section 9.2 Amendments with Consent of Holders. With the consent of the Conflicts Committee, Parent and the Rights Agent may enter into one or more amendments hereto or the CCRs for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this CCR Agreement or to the CCRs or of modifying in any manner the rights of the Holders under this CCR Agreement or to the CCRs; provided, however, that no such amendment shall, without the consent of the Holder of each CCR affected thereby:

(a) modify in a manner materially adverse any Holder, relative to all other Holders (i) any provision contained herein with respect to the termination of this CCR Agreement or the Securities, (ii) the time for payment and amount of any Shortfall Payment or otherwise modify any other payment term or payment date;

(b) reduce the number of CCRs, the consent of whose Holders is required for any such amendment; or

(c) modify any of the provisions of this Section 9.2(c), except to increase any such percentage or to provide that certain other provisions of this CCR Agreement cannot be modified or waived without the consent of the Holder of each CCR affected thereby.

Section 9.3 Execution of Amendments. In executing any amendment permitted by this Article 9, the Rights Agent (subject to Section 8.1) shall be fully protected in relying upon an Opinion of Counsel stating that the execution of such amendment is authorized or permitted by this CCR Agreement. The Rights Agent shall execute any amendment authorized pursuant to this Article 9 if the amendment does not adversely affect the Rights Agent’s own rights, duties or immunities under this CCR Agreement or otherwise. Otherwise, the Rights Agent may, but need not, execute such amendment.

Section 9.4 Effect of Amendments; Notice to Holders. (a) Upon the execution of any amendment under this Article 9, this CCR Agreement shall be modified in accordance therewith, and such amendment shall form a part of this CCR Agreement and the CCRs for all purposes; and every Holder of CCRs theretofore or thereafter authenticated and delivered hereunder shall be bound thereby.

(b) Promptly after the execution by TopCo, Parent and the Rights Agent of any amendment pursuant to the provisions of this Article 9, TopCo shall mail a notice thereof by first class mail to the Holders of CCRs at their addresses as they shall appear on TopCo’s share register, setting forth in general terms the substance of such amendment. Any failure of TopCo to mail such notice, or any defect therein, shall not, however, in any way impair or affect the validity of any such amendment.

IN WITNESS WHEREOF, the Parties hereto have caused this CCR Agreement to be duly executed, all as of the day and year first above written.

ENERGY TRANSFER EQUITY, L.P.

By: Energy Transfer Equity GP, LLC, its general partner

By:
Name:
Title:

ENERGY TRANSFER CORP LP

By: ETE CORP GP, LLC, its general partner

By:
Name:
Title:

[●], as the Rights Agent

By:
Name:
Title:

Schedule 1 – Schedule of Fees

ANNEX C: FORM OF FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF ENERGY TRANSFER CORP LP

ANNEX C

FIRST AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP

OF

ENERGY TRANSFER CORP LP

A Delaware Limited Partnership

Dated as of

[●], 2016

FIRST AMENDED AND RESTATED AGREEMENT OF

LIMITED PARTNERSHIP OF ENERGY TRANSFER CORP LP

THIS FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF ENERGY TRANSFER CORP LP dated as of [●], 2016, is entered into by and between Energy Transfer Corp GP, LLC, a Delaware limited liability company, as the General Partner, the Organizational Limited Partner and any other Persons who become Partners in the Partnership or parties hereto as provided herein. In consideration of the covenants, conditions and agreements contained herein, the parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions. The following definitions shall be for all purposes, unless otherwise clearly indicated to the contrary, applied to the terms used in this Agreement.

“Administrative Agreement” means that certain Administrative Services Agreement, dated as of [●], 2016, between the Partnership and the MLP, as such agreement may be amended, supplemented or restated from time to time.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with, the Person in question. As used herein, the term “control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

“Agreement” means this First Amended and Restated Agreement of Limited Partnership of Energy Transfer Corp LP dated as of [●], 2016, as it may be amended, supplemented or restated from time to time.

“Associate” means, when used to indicate a relationship with any Person, (a) any corporation or organization of which such Person is a director, officer, manager, general partner or managing member or is, directly or indirectly, the owner of 20% or more of any class of voting stock or other voting interest, (b) any trust or other estate in which such Person has at least a 20% beneficial interest or as to which such Person serves as trustee or in a similar fiduciary capacity, and (c) any relative or spouse of such Person, or any relative of such spouse, who has the same principal residence as such Person.

“Available Cash” means, with respect to any Quarter ending prior to the Liquidation Date:

(a) all cash and cash equivalents of the Partnership Group (or the Partnership’s proportionate share of cash and cash equivalents in the case of Subsidiaries that are not wholly owned) on hand on the date of determination of Available Cash with respect to such Quarter (including any distributions that have been received or are expected to be received from the MLP Group with respect to such Quarter); and

(b) if the General Partner so determines, all or any portion of additional cash and cash equivalents of the Partnership Group (or the Partnership’s proportionate share of cash and cash equivalents in the case of Subsidiaries that are not wholly owned) (i) on hand on the date of determination of Available Cash with respect to such Quarter resulting from Working Capital Borrowings made subsequent to the end of such Quarter or (ii) available to be borrowed as Working Capital Borrowings as of the date of determination of Available Cash with respect to such Quarter; less

(c) the amount of any cash reserves established by the General Partner (or the Partnership’s proportionate share of cash reserves in the case of Subsidiaries that are not wholly owned) to:

(i) provide for the proper conduct of the business of the Partnership Group (including reserves for future capital expenditures and for anticipated future credit needs of the Partnership Group and reserves for legal matters) subsequent to such Quarter, including the payment of income taxes by the Partnership Group;

(ii) make a contribution to the MLP in order to allow it to make capital contributions to any MLP Group Member; or

(iii) comply with applicable law or regulation or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which any Partnership Group Member is a party or by which it is bound or its assets are subject.

Notwithstanding the foregoing, “Available Cash” with respect to the Quarter in which the Liquidation Date occurs and any subsequent Quarter shall equal zero.

“Board of Directors” means at any time the General Partner is a corporation or limited liability company, the board of directors or board of managers of the General Partner, and at any time the General Partner is a limited partnership, the board of directors or board of managers of the general partner of the General Partner.

“Business Day” means Monday through Friday of each week, except that a legal holiday recognized as such by the government of the United States of America or the State of New York shall not be regarded as a Business Day.

“Capital Contribution” means (a) any cash, cash equivalents or the Fair Market Value of Contributed Property that a Partner contributes to the Partnership or that is contributed or deemed contributed to the Partnership on behalf of a Partner, net of any liabilities either assumed by the Partnership upon such contribution or to which such property or other consideration is subject when contributed (including, in the case of an underwritten offering of Shares, the amount of any underwriting discounts or commissions) or (b) current distributions that a Partner is entitled to receive but otherwise waives.

“CCR Agreement” has the meaning given such term in the WMB Merger Agreement.

“Certificate” means a certificate in such form (including in global form if permitted by applicable rules and regulations) as may be adopted by the General Partner, issued by the Partnership evidencing ownership of one or more classes of Partnership Interests. The initial form of certificate approved by the General Partner for use with respect to the Common Shares is attached as Exhibit A to this Agreement.

“Certificate of Limited Partnership” means the Certificate of Limited Partnership of the Partnership filed with the Secretary of State of the State of Delaware as referenced in Section 7.2, as such Certificate of Limited Partnership may be amended, supplemented or restated from time to time.

“Closing Date” means the first date on which the Common Shares are issued and delivered by the Partnership to WMB Stockholders pursuant to the provisions of the WMB Merger Agreement.

“Closing Price” for any day, with respect to Limited Partner Interests of a particular class, means the last sale price on such day, regular way, or in case no such sale takes place on such day, the average of the last closing bid and ask prices on such day, regular way, in either case as reported on the principal National Securities Exchange on which such Limited Partner Interests are listed or admitted to trading or, if such Limited Partner Interests of such class are not listed or admitted to trading on any National Securities Exchange, the average of the high bid and low ask prices on such day in the over-the-counter market, as reported by such other system then in use, or, if on any such day such Limited Partner Interests of such class are not quoted by any such organization, the average of the closing bid and ask prices on such day as furnished by a professional market maker making a market in such Limited Partner Interests of such class selected by the General Partner, or if on any such day no market maker is making a market in such Limited Partner Interests of such class, the fair value of such Limited Partner Interests on such day as determined by the General Partner.

“Code” means the Internal Revenue Code of 1986, as amended and in effect from time to time. Any reference herein to a specific section or sections of the Code shall be deemed to include a reference to any corresponding provision of any successor law.

“Combined Interest” has the meaning given such term in Section 11.3(a).

“Commission” means the United States Securities and Exchange Commission.

“Common Share” means a Partnership Interest representing a fractional part of the Partnership Interests of all Limited Partners and having the rights and obligations specified with respect to Common Shares in this Agreement.

“Common Shareholders” means the holders of Common Shares.

“Conflicts Committee” means a committee of the Board of Directors composed entirely of three or more directors, each of whom is not (a) an officer or employee of the General Partner, (b) an officer, director or employee of any Affiliate of the General Partner or its Affiliates, any Partnership Group Member or any MLP Group Member or (c) a holder of any ownership interest in the General Partner or its Affiliates, the Partnership Group or the MLP Group other than (i) Common Shares, (ii) publicly traded securities of any MLP Group Member and (iii) awards that are granted to such director in his capacity as a director under any long-term incentive plan, equity compensation plan or similar plan implemented by the General Partner, the Partnership or any MLP Group Member, and who also meet the independence standards required to serve on an audit committee of a board of directors established by the Exchange Act and the rules and regulations of the Commission thereunder and by the National Securities Exchange on which the Common Shares are listed or admitted for trading (or if the Common Shares are not listed or admitted for trading, the New York Stock Exchange); provided, however, that notwithstanding clauses (c)(ii) and (c)(iii) above, a director of the General Partner who owns publicly traded securities of any MLP Group Member, or is a holder of any awards granted pursuant to any long-term incentive plan of any MLP Group Member, shall not satisfy the requirement in clause (c) if the MLP Group Member in which such director owns securities or awards, as applicable, is a party to or has a direct interest in the transaction for which Special Approval is being sought unless the ownership of such publicly traded securities or awards, as applicable, is determined by the Board of Directors to be insufficient in aggregate value to such director to compromise the ability of such director to exercise independent judgment with respect to the transaction for which Special Approval is being sought. The Conflicts Committee shall be composed of three or more members, and the initial members of the Conflicts Committee shall be [            ], [            ], and [            ].1 Vacancies on the Conflicts Committee shall be filled solely by the majority vote of the remaining members of the Conflicts Committee, and the Existing GP Owner shall appoint any person so approved who meets the standards for a Conflicts Committee Independent Director as a member of the Board of Directors. No member of the Conflicts Committee may be removed except upon the approval of the majority of the other members of the Conflicts Committee (or by such member’s resignation or death).

“Contributed Property” means each property or other asset, in such form as may be permitted by the Delaware Act, but excluding cash, contributed to the Partnership.

“Contribution Agreement” means that certain Contribution, Conveyance and Assumption Agreement, dated as of [●], 2016, among the Partnership, the MLP General Partner and the MLP, as such agreement may be amended, supplemented or restated from time to time.

“Current Market Price” as of any date in respect of any class of Limited Partner Interests, means the average of the daily Closing Prices per Limited Partner Interest of such class for the 20 consecutive Trading Days immediately prior to such date.

“Delaware Act” means the Delaware Revised Uniform Limited Partnership Act, 6 Del C. Section 17-101, et seq., as amended, supplemented or restated from time to time, and any successor to such statute.

“Departing General Partner” means a former general partner from and after the effective date of any withdrawal or removal of such former general partner pursuant to Section 11.1 or Section 11.2.

[1]	Initial members to be chosen by Kelcy Warren with the approval of the WMB Board, not to be unreasonably withheld.

“Derivative Partnership Interests” means any options, rights, warrants, appreciation rights, tracking, profit and phantom interests and other derivative securities relating to, convertible into or exchangeable for Partnership Interests.

“Eligibility Certificate” means a certificate the General Partner may request a Limited Partner or a transferee of a Limited Partner Interest to execute as to such Person’s nationality, citizenship or other related status for the purpose of determining whether such Person is an Ineligible Holder.

“ETP” means Energy Transfer Partners, L.P., a Delaware limited partnership.

“Event of Withdrawal” has the meaning given such term in Section 11.1(a).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, supplemented or restated from time to time, and any successor to such statute.

“Existing GP Owner” means KLW LLC, a Delaware limited liability company.

“Fair Market Value” means, with respect to any property or asset, the fair market value of that property or asset, as determined by the General Partner or Liquidator, as applicable, in good faith.

“General Partner” means Energy Transfer Corp GP, LLC, a Delaware limited liability company, and its successors and permitted assigns that are admitted to the Partnership as general partner of the Partnership, in their capacity as general partner of the Partnership (except as the context otherwise requires).

“General Partner Agreement” the First Amended and Restated Limited Liability Company Agreement of Energy Transfer Corp GP, LLC, dated as of [●], 2016, as it may be amended, supplemented or restated from time to time.

“General Partner Interest” means the non-economic management and ownership interest of the General Partner in the Partnership (in its capacity as a general partner without reference to any Limited Partner Interest held by it) and includes any and all rights, powers and benefits to which the General Partner is entitled as provided in this Agreement, together with all obligations of the General Partner to comply with the terms and provisions of this Agreement. The General Partner Interest does not include any rights to allocations of profits or losses or any rights to receive distributions from operations or upon the dissolution, liquidation or winding-up of the Partnership.

“GP Interests” has the meaning given such term in Section 11.3(a).

“Governmental Authority” or “Governmental” means any federal, state, local or foreign court or governmental or regulatory agency or authority or any arbitration board, tribunal or mediator having jurisdiction over the Partnership or its assets or Partners.

“Group” means two or more Persons that with or through any of their respective Affiliates or Associates have any contract, arrangement, understanding or relationship for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent given to such Person in response to a proxy or consent solicitation made to 10 or more Persons), exercising investment power over or disposing of any Partnership Interests.

“Indemnitee” means (a) the General Partner, (b) any Departing General Partner, (c) the Existing GP Owner, (d) any Person who is or was an Affiliate of the General Partner, any Departing General Partner or the Existing GP Owner, (e) any Person who is or was a manager, managing member, general partner, director, officer, fiduciary, agent or trustee of (i) any Partnership Group Member, the General Partner, any Departing General

Partner or the Existing GP Owner or (ii) any Affiliate of any Partnership Group Member, the General Partner, any Departing General Partner or the Existing GP Owner (f) any Person who is or was serving at the request of the General Partner, any Departing General Partner or the Existing GP Owner or any Affiliate of the General Partner, any Departing General Partner or the Existing GP Owner as an officer, director, member, partner, fiduciary or trustee of another Person owing a fiduciary duty to any Partnership Group Member; provided that a Person shall not be an Indemnitee by reason of providing, on a fee-for-services basis, trustee, fiduciary or custodial services, and (g) any Person the General Partner designates as an “Indemnitee” for purposes of this Agreement because such Person’s status, service or relationship exposes such Person to potential claims, demands, suits or proceedings relating to the Partnership Group’s business and affairs.

“Ineligible Holder” means a Limited Partner whose nationality, citizenship or other related status the General Partner determines, upon receipt of an Eligibility Certificate or other requested information, has created or would create under any federal, state or local law or regulation to which a Partnership Group Member or MLP Group Member is subject, a substantial risk of cancellation or forfeiture of any property in which a Partnership Group Member or MLP Group Member has an interest.

“Limited Partner” means, unless the context otherwise requires, each Common Shareholder, each additional Person that becomes a Limited Partner pursuant to the terms of this Agreement and any Departing General Partner upon the change of its status from General Partner to Limited Partner pursuant to Section 11.3, in each case, in such Person’s capacity as a limited partner of the Partnership.

“Limited Partner Interest” means an interest of a Limited Partner in the Partnership, which may be evidenced by Common Shares or other Partnership Interests (other than a General Partner Interest) or a combination thereof (but excluding Derivative Partnership Interests), and includes any and all benefits to which such Limited Partner is entitled as provided in this Agreement, together with all obligations of such Limited Partner pursuant to the terms and provisions of this Agreement.

“Liquidation Date” means (a) in the case of an event giving rise to the dissolution of the Partnership of the type described in clauses (a) and (b) of the first sentence of Section 12.2, the date on which the applicable time period during which the Existing GP Owner has the right to elect to continue the business of the Partnership has expired without such an election being made, and (b) in the case of any other event giving rise to the dissolution of the Partnership, the date on which such event occurs.

“Liquidator” means one or more Persons selected by the General Partner to perform the functions described in Section 12.4 as liquidating trustee of the Partnership within the meaning of the Delaware Act.

“Merger Agreement” has the meaning given such term in Section 14.1.

“Merger Registration Statement” means the Registration Statement on Form S-4 (File No. 333-[●]) as it has been or as it may be amended or supplemented from time to time, filed by the Partnership with the Commission under the Securities Act to register the offering and issuance of the Common Shares pursuant to the WMB Merger Agreement.

“MLP” means Energy Transfer Equity, L.P., a Delaware limited partnership, and any successor thereto.

“MLP Agreement” means the Third Amended and Restated Agreement of Limited Partnership of Energy Transfer Equity, L.P., dated as of February 8, 2006, as it may be amended, supplemented or restated from time to time.

“MLP Class E Unit” means a “Class E Unit,” as such term is defined in the MLP Agreement.

“MLP Common Unit” means a “Common Unit,” as such term is defined in the MLP Agreement.

“MLP Common Unitholders” means each holder of MLP Common Units.

“MLP General Partner” means Energy Transfer Equity GP, LLC, a Delaware limited liability company and the general partner of the MLP, and any successor thereto.

“MLP Group” means the MLP and its Subsidiaries, including ETP, Sunoco Logistics Partners, L.P., a Delaware limited partnership, Sunoco LP, a Delaware limited partnership, Williams Partners L.P., a Delaware limited partnership, and any other publicly traded limited partnership the general partner of which is owned directly or indirectly by ETE or any other MLP Group Member.

“MLP Group Member” means any member of the MLP Group.

“MLP Group Member Agreement” means the partnership agreement of any MLP Group Member that is a limited or general partnership, the limited liability company agreement of any MLP Group Member that is a limited liability company, the certificate of incorporation and bylaws or similar organizational documents of any MLP Group Member that is a corporation, the joint venture agreement or similar governing document of any MLP Group Member that is a joint venture and the governing or organizational or similar documents of any other MLP Group Member that is a Person other than a limited or general partnership, limited liability company, corporation or joint venture, as such may be amended, supplemented or restated from time to time.

“MLP Partnership Interest” means a “Partnership Interest,” as such term is defined in the MLP Agreement.

“National Securities Exchange” means an exchange registered with the Commission under Section 6(a) of the Exchange Act (or any successor to such Section).

“Notice of Election to Purchase” has the meaning given such term in Section 15.1(b).

“Opinion of Counsel” means a written opinion of counsel (who may be regular counsel to, or the general counsel or other inside counsel of, the Partnership or the General Partner or any of its Affiliates) reasonably acceptable to the General Partner or to such other Person selecting such counsel or obtaining such opinion.

“Organizational Limited Partner” means Kelcy L. Warren.

“Outstanding” means, with respect to Partnership Interests, all Partnership Interests that are issued by the Partnership and reflected as outstanding in the Register as of the date of determination; provided, however, that if at any time any Person or Group (other than the General Partner or its Affiliates) beneficially owns 10% or more of the Outstanding Partnership Interests of any class then Outstanding, none of the Partnership Interests owned by or for the benefit of such Person or Group shall be entitled to be voted on any matter and such Partnership Interests shall not be considered to be Outstanding when sending notices of a meeting of Limited Partners to vote on any matter (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes under this Agreement (such Partnership Interests shall not, however, be treated as a separate class of Partnership Interests for purposes of this Agreement or the Delaware Act); provided, further, that the foregoing limitation shall not apply to (i) any Person or Group who acquired 10% or more of the Outstanding Partnership Interests of any class then Outstanding directly from the General Partner or its Affiliates (other than the Partnership), (ii) any Person or Group who acquired 10% or more of the Outstanding Partnership Interests of any class then Outstanding directly or indirectly from a Person or Group described in clause (i) provided that, upon or prior to such acquisition, the General Partner shall have notified such Person or Group in writing that such limitation shall not apply or (iii) any Person or Group who acquired 10% or more of any Partnership Interests issued by the Partnership with the prior approval of the Board of Directors.

“Partners” means the General Partner and the Limited Partners.

“Partnership” means Energy Transfer Corp LP, a Delaware limited partnership.

“Partnership Group” means, collectively, the Partnership and its Subsidiaries, but excluding the MLP Group.

“Partnership Group Member” means a member of the Partnership Group.

“Partnership Group Member Agreement” means the partnership agreement of any Partnership Group Member, other than the Partnership, that is a limited or general partnership, the limited liability company agreement of any Partnership Group Member that is a limited liability company, the certificate of incorporation and bylaws or similar organizational documents of any Partnership Group Member that is a corporation, the joint venture agreement or similar governing document of any Partnership Group Member that is a joint venture and the governing or organizational or similar documents of any other Partnership Group Member that is a Person other than a limited or general partnership, limited liability company, corporation or joint venture, as such may be amended, supplemented or restated from time to time.

“Partnership Interest” means any class or series of equity interest in the Partnership, which shall include any Limited Partner Interests and the General Partner Interest but shall exclude any Derivative Partnership Interests.

“Percentage Interest” means as of any date of determination, (i) as to any Shareholder with respect to Shares, the quotient obtained by dividing (a) the number of Shares held by such Shareholder by (b) the total number of Outstanding Shares, and (ii) as to any Partner or Record Holder with respect to Partnership Interests, the quotient obtained by dividing (a) the number of such Partnership Interests held by such Partner or Record Holder by (b) the total number of Outstanding Partnership Interests. The Percentage Interest with respect to the General Partner Interest shall at all times be zero.

“Person” means an individual or a corporation, firm, limited liability company, partnership, joint venture, trust, estate, unincorporated organization, association, Government Authority or political subdivision thereof or other entity.

“Plan of Conversion” has the meaning given such term in Section 14.1.

“Pro Rata” means (a) when used with respect to Shares or any class thereof, apportioned among all designated Shares in accordance with their relative Percentage Interests and (b) when used with respect to Partners or Record Holders, apportioned among all Partners or Record Holders in accordance with their relative Percentage Interests.

“Purchase Date” means the date determined by the General Partner as the date for purchase of all Outstanding Limited Partner Interests of a certain class (other than Limited Partner Interests owned by the General Partner and its Affiliates) pursuant to Article XV.

“Quarter” means, unless the context requires otherwise, a fiscal quarter of the Partnership, or, with respect to the fiscal quarter of the Partnership which includes the Closing Date, the portion of such fiscal quarter after the Closing Date.

“Record Date” means the date established by the General Partner or otherwise in accordance with this Agreement for determining (a) the identity of the Record Holders entitled to receive notice of, or entitled to exercise rights in respect of, any lawful action of Limited Partners (including voting) or (b) the identity of Record Holders entitled to receive any report or distribution or to participate in any offer; provided, however, that the Record Date for purposes of Section 5.7 and Section 6.1 shall be the same as the record date established by the MLP General Partner for the MLP.

“Record Holder” means (a) with respect to any class of Partnership Interests for which a Transfer Agent has been appointed, the Person in whose name a Partnership Interest of such class is registered on the books of the Transfer Agent and the Register as of the Partnership’s close of business on a particular Business Day or (b) with respect to other classes of Partnership Interests, the Person in whose name any such other Partnership Interest is registered in the Register as of the Partnership’s close of business on a particular Business Day.

“Redeemable Interests” means any Partnership Interests for which a redemption notice has been given, and has not been withdrawn, pursuant to Section 4.9.

“Register” has the meaning given such term in Section 4.5(a) of this Agreement.

“Securities Act” means the Securities Act of 1933, as amended, supplemented or restated from time to time, and any successor to such statute.

“Share” means a Partnership Interest that is designated by the General Partner as a “Share” and shall include Common Shares but shall not include the General Partner Interest.

“Share Majority” means a majority of the Outstanding Voting Shares, voting together as a single class.

“Shareholders” means the Record Holders of Shares.

“Special Approval” means approval by a majority of the members of the Conflicts Committee acting in good faith.

“Subsidiary” means, with respect to any Person, (a) a corporation of which more than 50% of the voting power of shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors or other governing body of such corporation is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person or a combination thereof, (b) a partnership (whether general or limited) or a limited liability company (i) the sole general partner or member of which is such Person or a Subsidiary of such Person or (ii) if there is more than a single general partner or member, either (x) the only managing general partners or managing members of which are such Person or one or more Subsidiaries of such Person, or a combination thereof, or such Person owns, directly or indirectly, at the date of determination, more than 50% of the partnership interests or limited liability company interests of such partnership or limited liability company, as the case may be (considering all of the partnership interests or limited liability company interests of the partnership or limited liability company, as the case may be, as a single class); or (c) any other Person (other than a corporation, partnership or limited liability company) in which such Person, one or more Subsidiaries of such Person, or a combination thereof, directly or indirectly, at the date of determination, (i) has at least a majority ownership interest or (ii) has the power to elect or direct the election of a majority of the directors or other governing body of such Person. For purposes of this Agreement, with respect to the Partnership Group, none of the members of the MLP Group shall be a Subsidiary of any member of the Partnership Group.

“Surviving Business Entity” has the meaning given such term in Section 14.2(b)(ii).

“Trading Day” means a day on which the principal National Securities Exchange on which the referenced Partnership Interests of any class are listed or admitted for trading is open for the transaction of business or, if such Partnership Interests are not listed or admitted for trading on any National Securities Exchange, a day on which banking institutions in New York City are not legally required to be closed.

“Transaction Documents” has the meaning given such term in Section 7.1(c).

“transfer” has the meaning given such term in Section 4.4(a).

“Transfer Agent” means such bank, trust company or other Person (including the General Partner or one of its Affiliates) as may be appointed from time to time by the General Partner to act as registrar and transfer agent for any class of Partnership Interests in accordance with the Exchange Act and the rules of the National

Securities Exchange on which such Partnership Interests are listed (if any); provided that, if no such Person is appointed as registrar and transfer agent for any class of Partnership Interests, the General Partner shall act as registrar and transfer agent for such class of Partnership Interests.

“Unrestricted Person” means (a) each Indemnitee, (b) each Partner, (c) each Person who is or was a member, partner, director, officer, employee or agent of any Partnership Group Member, a General Partner or any Departing General Partner or any Affiliate of any Partnership Group Member, a General Partner or any Departing General Partner and (d) any Person the General Partner designates as an “Unrestricted Person” for purposes of this Agreement from time to time.

“U.S. GAAP” means United States generally accepted accounting principles, as in effect from time to time, consistently applied.

“Voting Shares” means any Share entitled to vote pursuant to this Agreement.

“WMB” means The Williams Companies, Inc., a Delaware corporation.

“WMB Merger Agreement” means that certain Agreement and Plan of Merger, dated as of [●], 2015, by and among the General Partner, the Partnership, the MLP General Partner, LE GP, LLC, the MLP and WMB.

“WMB Stock” means the common stock, par value $1.00 per share, of WMB.

“WMB Stockholders” means a Person who receives Common Shares in exchange for shares of WMB Stock pursuant to the WMB Merger Agreement.

“Withdrawal Opinion of Counsel” means, with respect to the withdrawal of the General Partner from the Partnership, an Opinion of Counsel that such withdrawal (following the selection of the successor General Partner) would not result in the loss of the limited liability under the Delaware Act of any Limited Partner or cause any Partnership Group Member to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes to the extent such entity is not already taxable as a corporation for federal income tax purposes.

“Working Capital Borrowings” means borrowings incurred pursuant to a credit facility, commercial paper facility or similar financing arrangement that are used solely for working capital purposes or to pay distributions to the Partners; provided that when such borrowings are incurred it is the intent of the borrower to repay such borrowings within twelve months from the date of such borrowings other than from additional Working Capital Borrowings.

Section 1.2 Construction. Unless the context requires otherwise: (a) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (b) references to Articles and Sections refer to Articles and Sections of this Agreement; (c) the terms “include,” “includes,” “including” and words of like import shall be deemed to be followed by the words “without limitation”; and (d) the terms “hereof,” “herein” and “hereunder” refer to this Agreement as a whole and not to any particular provision of this Agreement. The table of contents and headings contained in this Agreement are for reference purposes only, and shall not affect in any way the meaning or interpretation of this Agreement. The General Partner has the power to construe and interpret this Agreement and to act upon any such construction or interpretation. To the fullest extent permitted by law, any construction or interpretation of this Agreement and any action taken pursuant thereto and any determination, in each case, made by the General Partner in good faith shall, in each such case, be conclusive and binding on all Record Holders, Partners, each other Person or Group who acquires an interest in a Partnership Interest and all other Persons subject to this Agreement for all purposes.

ARTICLE II

ORGANIZATION

Section 2.1 Formation. The General Partner and the Organizational Limited Partner have previously formed the Partnership as a limited partnership pursuant to the provisions of the Delaware Act and hereby amend and restate the original Agreement of Limited Partnership of Energy Transfer Corp LP in its entirety. This amendment and restatement shall become effective on the date of this Agreement. Except as expressly provided to the contrary in this Agreement, the rights, duties, liabilities and obligations of the Partners and the administration, dissolution and termination of the Partnership shall be governed by the Delaware Act. All Partnership Interests shall constitute personal property of the record owner thereof for all purposes.

Section 2.2 Name. The name of the Partnership shall be “Energy Transfer Corp LP.” Subject to applicable law, the Partnership’s business may be conducted under any other name or names as determined by the General Partner, including the name of the General Partner. The words “Limited Partnership,” the letters “LP,” or “Ltd.” or similar words or letters shall be included in the Partnership’s name where necessary for the purpose of complying with the laws of any jurisdiction that so requires. The General Partner may change the name of the Partnership at any time and from time to time and shall notify the Limited Partners of such change in the next regular communication to the Limited Partners.

Section 2.3 Registered Office; Registered Agent; Principal Office; Other Offices. Unless and until changed by the General Partner, the registered office of the Partnership in the State of Delaware shall be located at 2711 Centerville Road, Suite 400, Wilmington, New Castle County, Delaware 19808, and the registered agent for service of process on the Partnership in the State of Delaware at such registered office shall be the Corporation Service Company. The principal office of the Partnership shall be located at 8111 Westchester Drive, Dallas, Texas, 75225, or such other place as the General Partner may from time to time designate by notice to the Limited Partners. The Partnership may maintain offices at such other place or places within or outside the State of Delaware as the General Partner determines to be necessary or appropriate. The address of the General Partner shall be 8111 Westchester Drive, Dallas, Texas, 75225, or such other place as the General Partner may from time to time designate by notice to the Limited Partners.

Section 2.4 Purpose and Business. The purpose and nature of the business to be conducted by the Partnership shall be to (a) engage directly in, or enter into or form, hold and dispose of any corporation, partnership, joint venture, limited liability company or other arrangement to engage indirectly in, any business activity that is approved by the General Partner and that lawfully may be conducted by a limited partnership organized pursuant to the Delaware Act and, in connection therewith, to exercise all of the rights and powers conferred upon the Partnership pursuant to the agreements relating to such business activity, and (b) do anything necessary or appropriate to the foregoing, including the making of capital contributions or loans to a Partnership Group Member or MLP Group Member. To the fullest extent permitted by law, the General Partner shall have no duty or obligation to propose or approve the conduct by the Partnership of any business and may decline to do so free of any duty or obligation whatsoever to the Partnership or any Limited Partner and, in declining to so propose or approve, shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any Partnership Group Member Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity, and the General Partner in determining whether to propose or approve the conduct by the Partnership of any business shall be permitted to do so in its sole and absolute discretion.

Section 2.5 Powers. The Partnership shall be empowered to do any and all acts and things necessary, appropriate, proper, advisable, incidental to or convenient for the furtherance and accomplishment of the purposes and business described in Section 2.4 and for the protection and benefit of the Partnership.

Section 2.6 Term. The term of the Partnership commenced upon the filing of the Certificate of Limited Partnership in accordance with the Delaware Act and shall continue in existence until the dissolution of the

Partnership in accordance with the provisions of Article XII. The existence of the Partnership as a separate legal entity shall continue until the cancellation of the Certificate of Limited Partnership as provided in the Delaware Act.

Section 2.7 Title to Partnership Assets. Title to the assets of the Partnership, whether real, personal or mixed and whether tangible or intangible, shall be deemed to be owned by the Partnership as an entity, and no Partner, individually or collectively, shall have any ownership interest in such assets of the Partnership or any portion thereof. Title to any or all of the assets of the Partnership may be held in the name of the Partnership, the General Partner, one or more of its Affiliates or one or more nominees of the General Partner or its Affiliates, as the General Partner may determine. The General Partner hereby declares and warrants that any of the assets of the Partnership for which record title is held in the name of the General Partner or one or more of its Affiliates or one or more nominees of the General Partner or its Affiliates shall be held by the General Partner or such Affiliate or nominee for the use and benefit of the Partnership in accordance with the provisions of this Agreement; provided, however, that the General Partner shall use reasonable efforts to cause record title to such assets (other than those assets in respect of which the General Partner determines that the expense and difficulty of conveyancing makes transfer of record title to the Partnership impracticable) to be vested in the Partnership or one or more of the Partnership’s designated Affiliates as soon as reasonably practicable; provided, further, that, prior to the withdrawal or removal of the General Partner or as soon thereafter as practicable, the General Partner shall use reasonable efforts to effect the transfer of record title to the Partnership and, prior to any such transfer, will provide for the use of such assets in a manner satisfactory to any successor General Partner. All of the assets of the Partnership shall be recorded as the property of the Partnership in its books and records, irrespective of the name in which record title to such assets of the Partnership is held.

ARTICLE III

RIGHTS OF LIMITED PARTNERS

Section 3.1 Limitation of Liability. The Limited Partners shall have no liability under this Agreement except as expressly provided in this Agreement or the Delaware Act.

Section 3.2 Management of Business. No Limited Partner, in its capacity as such, shall participate in the operation, management or control (within the meaning of the Delaware Act) of the Partnership’s business, transact any business in the Partnership’s name or have the power to sign documents for or otherwise bind the Partnership. No action taken by any Affiliate of the General Partner or any officer, director, employee, manager, member, general partner, agent or trustee of the General Partner or any of its Affiliates, or any officer, director, employee, manager, member, general partner, agent or trustee of a Partnership Group Member or MLP Group Member, in its capacity as such, shall be deemed to be participating in the control of the business of the Partnership by a limited partner of the Partnership (within the meaning of Section 17-303(a) of the Delaware Act) nor shall any such action affect, impair or eliminate the limitations on the liability of the Limited Partners under this Agreement.

Section 3.3 Outside Activities of the Limited Partners. Subject to the provisions of Section 7.5, which shall continue to be applicable to the Persons referred to therein, regardless of whether such Persons shall also be Limited Partners, each Limited Partner shall be entitled to and may have business interests and engage in business activities in addition to those relating to the Partnership, including business interests and activities in direct competition with the Partnership Group. Neither the Partnership nor any of the other Partners shall have any rights by virtue of this Agreement in any business ventures of any Limited Partner.

Section 3.4 Rights of Limited Partners.

(a) Each Limited Partner shall have the right, for a purpose reasonably related to such Limited Partner’s interest as a Limited Partner in the Partnership, upon reasonable written demand stating the purpose of such demand, and at such Limited Partner’s own expense, to obtain:

(i) from the General Partner either (A) the Partnership’s most recent filings with the Commission on Form 10-K and any subsequent filings on Form 10-Q or 8-K or (B) if the Partnership is no longer subject to the reporting requirements of the Exchange Act, the information specified in, and meeting the requirements of, Rule 144A(d)(4) under the Securities Act or any successor or similar rule or regulation under the Securities Act; provided that the foregoing materials shall be deemed to be available to a Limited Partner in satisfaction of the requirements of this Section 3.4(a)(i) if posted on or accessible through the Partnership’s or the Commission’s website;

(ii) a current list of the name and last known business, residence or mailing address of each Partner;

(iii) a copy of this Agreement and the Certificate of Limited Partnership and all amendments thereto; and

(iv) such other information regarding the affairs of the Partnership as the General Partner determines in its sole discretion is just and reasonable.

(b) To the fullest extent permitted by law, the rights to information granted the Limited Partners pursuant to Section 3.4(a) replace in their entirety any rights to information provided for in Section 17-305(a) of the Delaware Act and each of the Limited Partners and each other Person or Group who acquires an interest in Partnership Interests hereby agrees to the fullest extent permitted by law that they do not have any rights as Partners to receive any information either pursuant to Sections 17-305(a) of the Delaware Act or otherwise except for the information identified in Section 3.4(a).

(c) Notwithstanding any other provision of this Agreement, to the fullest extent permitted by law, the General Partner may keep confidential from the Limited Partners, for such period of time as the General Partner deems reasonable, (i) any information that the General Partner determines is in the nature of trade secrets or (ii) other information the disclosure of which the General Partner determines (A) is not in the best interests of the Partnership Group or the MLP Group, (B) could damage the Partnership Group or the MLP Group or either of their respective businesses or (C) that any Partnership Group Member or any MLP Group Member is required by law or regulation or by agreement with any third party to keep confidential (other than agreements with Affiliates of the Partnership the primary purpose of which is to circumvent the obligations set forth in this Section 3.4).

(d) Notwithstanding any other provision of this Agreement or Section 17-305 of the Delaware Act, each of the Partners, each other Person or Group who acquires an interest in a Partnership Interest and each other Person bound by this Agreement hereby agrees to the fullest extent permitted by law that they do not have rights to receive information from the Partnership or any Indemnitee for the purpose of determining whether to pursue litigation or assist in pending litigation against the Partnership or any Indemnitee relating to the affairs of the Partnership except pursuant to the applicable rules of discovery relating to litigation commenced by such Person or Group.

ARTICLE IV

CERTIFICATES; RECORD HOLDERS; TRANSFER OF PARTNERSHIP

INTERESTS; REDEMPTION OF PARTNERSHIP INTERESTS

Section 4.1 Certificates. Record Holders of Partnership Interests and, where appropriate, Derivative Partnership Interests, shall be recorded in the Register and, when deemed appropriate by the General Partner, ownership of such interests shall be evidenced by a physical certificate or book entry notation in the Register. Notwithstanding anything to the contrary in this Agreement, unless the General Partner shall determine otherwise in respect of some or all of any or all classes of Partnership Interests and Derivative Partnership Interests, Partnership Interests and Derivative Partnership Interests shall not be evidenced by physical certificates. Certificates, if any, shall be executed on behalf of the Partnership by the Chief Executive Officer, President, Chief Financial Officer or any Vice President and the Secretary, any Assistant Secretary, or other authorized officer of the General Partner, and shall bear the legend set forth in Section 4.7(d). The signatures of such officers upon a Certificate may, to the extent permitted by law, be facsimiles. In case any officer who has signed or whose signature has been placed upon such Certificate shall have ceased to be such officer before such Certificate is issued, it may be issued by the Partnership with the same effect as if he were such officer at the date of its issuance. If a Transfer Agent has been appointed for a class of Partnership Interests, no Certificate for such class of Partnership Interests shall be valid for any purpose until it has been countersigned by the Transfer Agent; provided, however, that if the General Partner elects to cause the Partnership to issue Partnership Interests of such class in global form, the Certificate shall be valid upon receipt of a certificate from the Transfer Agent certifying that the Partnership Interests have been duly registered in accordance with the directions of the Partnership. With respect to any Partnership Interests that are represented by physical certificates, the General Partner may determine that such Partnership Interests will no longer be represented by physical certificates and may, upon written notice to the holders of such Partnership Interests and subject to applicable law, take whatever actions it deems necessary or appropriate to cause such Partnership Interests to be registered in book entry or global form and may cause such physical certificates to be cancelled or deemed cancelled. The General Partner shall have the power and authority to make all such other rules and regulations as it may deem appropriate or expedient concerning the issue, transfer and registration or replacement of Certificates.

Section 4.2 Mutilated, Destroyed, Lost or Stolen Certificates.

(a) If any mutilated Certificate is surrendered to the Transfer Agent, the appropriate officers of the General Partner on behalf of the Partnership shall execute, and the Transfer Agent shall countersign and deliver in exchange therefor, a new Certificate evidencing the same number and type of Partnership Interests or Derivative Partnership Interests as the Certificate so surrendered.

(b) The appropriate officers of the General Partner on behalf of the Partnership shall execute and deliver, and the Transfer Agent shall countersign, a new Certificate in place of any Certificate previously issued if the Record Holder of the Certificate:

(i) makes proof by affidavit, in form and substance satisfactory to the General Partner, that a previously issued Certificate has been lost, destroyed or stolen;

(ii) requests the issuance of a new Certificate before the General Partner has notice that the Certificate has been acquired by a purchaser for value in good faith and without notice of an adverse claim;

(iii) if requested by the General Partner, delivers to the General Partner a bond, in form and substance satisfactory to the General Partner, with surety or sureties and with fixed or open penalty as the General Partner may direct to indemnify the Partnership, the Partners, the General Partner and the Transfer Agent against any claim that may be made on account of the alleged loss, destruction or theft of the Certificate; and

(iv) satisfies any other reasonable requirements imposed by the General Partner or the Transfer Agent.

If a Limited Partner fails to notify the General Partner within a reasonable period of time after such Limited Partner has notice of the loss, destruction or theft of a Certificate, and a transfer of the Limited Partner Interests represented by the Certificate is registered before the Partnership, the General Partner or the Transfer Agent receives such notification, to the fullest extent permitted by law, the Limited Partner shall be precluded from making any claim against the Partnership, the General Partner or the Transfer Agent for such transfer or for a new Certificate.

(c) As a condition to the issuance of any new Certificate under this Section 4.2, the General Partner may require the payment of a sum sufficient to cover any tax or other Governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Transfer Agent) reasonably connected therewith.

Section 4.3 Record Holders. The names and addresses of Shareholders as they appear in the Register shall be the official list of Record Holders of the Shares for all purposes. The Partnership and the General Partner shall be entitled to recognize the Record Holder as the Partner with respect to any Partnership Interest and, accordingly, shall not be bound to recognize any equitable or other claim to, or interest in, such Partnership Interest on the part of any other Person or Group, regardless of whether the Partnership or the General Partner shall have actual or other notice thereof, except as otherwise provided by law or any applicable rule, regulation, guideline or requirement of any National Securities Exchange on which such Partnership Interests are listed or admitted to trading. Without limiting the foregoing, when a Person (such as a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing) is acting as nominee, agent or in some other representative capacity for another Person or Group in acquiring and/or holding Partnership Interests, as between the Partnership on the one hand, and such other Person on the other, such representative Person shall be the Limited Partner with respect to such Partnership Interest upon becoming the Record Holder in accordance with Section 10.1(b) and have the rights and obligations of a Partner hereunder as, and to the extent, provided herein, including Section 10.1(c).

Section 4.4 Transfer Generally.

(a) The term “transfer,” when used in this Agreement with respect to a Partnership Interest, shall mean a transaction by which the holder of a Partnership Interest assigns such Partnership Interest to another Person who is or becomes a Partner, and includes a sale, assignment, gift, exchange or any other disposition by law or otherwise (but not the pledge, grant of security interest, encumbrance, hypothecation or mortgage), including any transfer upon foreclosure or other exercise of remedies of any pledge, security interest, encumbrance, hypothecation or mortgage.

(b) No Partnership Interest shall be transferred, in whole or in part, except in accordance with the terms and conditions set forth in this Article IV. Any transfer or purported transfer of a Partnership Interest not made in accordance with this Article IV shall, to the fullest extent permitted by law, be null and void, and the Partnership shall have no obligation to effect or recognize any such transfer or purported transfer.

(c) Nothing contained in this Agreement shall be construed to prevent or limit a disposition by any stockholder, member, partner or other owner of any Partner of any or all of the shares of stock, membership interests, partnership interests or other ownership interests in such Partner and the term “transfer” shall not include any such disposition.

Section 4.5 Registration and Transfer of Limited Partner Interests.

(a) The General Partner shall keep, or cause to be kept by the Transfer Agent on behalf of the Partnership, one or more registers in which, subject to such reasonable regulations as it may prescribe and subject to the provisions of Section 4.5(b), the registration and transfer of Limited Partner Interests, and any Derivative Partnership Interests as applicable, shall be recorded (the “Register”).

(b) The General Partner shall not recognize any transfer of Limited Partner Interests evidenced by Certificates until the Certificates evidencing such Limited Partner Interests are surrendered for registration of transfer. No charge shall be imposed by the General Partner for such transfer; provided, that as a condition to the issuance of any new Certificate under this Section 4.5, the General Partner may require the payment of a sum sufficient to cover any tax or other Governmental charge that may be imposed with respect thereto and any other expenses (including the fees and expenses of the Transfer Agent) reasonably connected therewith. Upon surrender of a Certificate for registration of transfer of any Limited Partner Interests evidenced by a Certificate, and subject to the provisions of this Section 4.5(b), the appropriate officers of the General Partner on behalf of the Partnership shall execute and deliver, and in the case of Certificates evidencing Limited Partner Interests for which a Transfer Agent has been appointed, the Transfer Agent shall countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder’s instructions, one or more new Certificates evidencing the same aggregate number and type of Limited Partner Interests as was evidenced by the Certificate so surrendered. Upon the proper surrender of a Certificate, such transfer shall be recorded in the Register.

(c) Upon the receipt by the General Partner of proper transfer instructions from the Record Holder of uncertificated Partnership Interests, such transfer shall be recorded in the Register.

(d) By acceptance of the transfer of any Limited Partner Interests in accordance with this Article IV, each transferee of a Limited Partner Interest (including any nominee, holder or an agent or representative acquiring such Limited Partner Interests for the account of another Person) acknowledges and agrees to the provisions of Section 10.1(b).

(e) Subject to (i) this Article IV, (ii) with respect to any class or series of Limited Partner Interests, the provisions of any statement of designations or an amendment to this Agreement establishing such class or series, (iii) any contractual provisions binding on any Limited Partner and (iv) provisions of applicable law, including the Securities Act, Limited Partner Interests shall be freely transferable.

(f) Subject to the provisions of this Article IV, the General Partner and its Affiliates shall have the right at any time to transfer their Limited Partner Interests to one or more Persons.

Section 4.6 Transfer of the General Partner’s General Partner Interest.

(a) Subject to Section 4.6(b) below, the General Partner may at its option transfer all or any part of its General Partner Interest without approval of the Limited Partners.

(b) Notwithstanding anything herein to the contrary, no transfer by the General Partner of all or any part of its General Partner Interest to another Person shall be permitted unless (i) the transferee agrees to assume the rights and duties of the General Partner under this Agreement and to be bound by the provisions of this Agreement and (ii) the Partnership receives an Opinion of Counsel that such transfer would not result in the loss of limited liability of any Limited Partner under the Delaware Act. In the case of a transfer pursuant to and in compliance with this Section 4.6, the transferee or successor (as the case may be) shall, subject to compliance with the terms of Section 10.2, be admitted to the Partnership as the General Partner effective immediately prior to the transfer of the General Partner Interest, and the business of the Partnership shall continue without dissolution.

Section 4.7 Restrictions on Transfers.

(a) No Partnership Interest shall be transferred, in whole or in part, except in accordance with the terms and conditions set forth in this Section 4.7.

(b) Except as provided in Section 4.7(c), notwithstanding the other provisions of this Article IV, no transfer of any Partnership Interests shall be made if such transfer would (i) violate the then applicable federal or state securities laws or rules and regulations of the Commission, any state securities commission or any other Governmental Authority with jurisdiction over such transfer or (ii) terminate the existence or qualification of the Partnership under the laws of the jurisdiction of its formation. The Partnership may issue stop transfer instructions to any Transfer Agent in order to implement any restriction on transfer contemplated by this Agreement.

(c) Nothing contained in this Agreement, shall preclude the settlement of any transactions involving Partnership Interests entered into through the facilities of any National Securities Exchange on which such Partnership Interests are listed or admitted to trading.

(d) Each certificate or book entry evidencing Partnership Interests shall bear a conspicuous legend in substantially the following form:

THE HOLDER OF THIS SECURITY ACKNOWLEDGES FOR THE BENEFIT OF ENERGY TRANSFER CORP LP THAT THIS SECURITY MAY NOT BE TRANSFERRED IF SUCH TRANSFER (AS DEFINED IN THE PARTNERSHIP AGREEMENT) WOULD (A) VIOLATE THE THEN APPLICABLE FEDERAL OR STATE SECURITIES LAWS OR RULES AND REGULATIONS OF THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR ANY OTHER GOVERNMENTAL AUTHORITY WITH JURISDICTION OVER SUCH TRANSFER OR (B) TERMINATE THE EXISTENCE OR QUALIFICATION OF ENERGY TRANSFER CORP LP UNDER THE LAWS OF THE STATE OF DELAWARE. THIS SECURITY MAY BE SUBJECT TO ADDITIONAL RESTRICTIONS ON ITS TRANSFER PROVIDED IN THE PARTNERSHIP AGREEMENT. COPIES OF SUCH AGREEMENT MAY BE OBTAINED AT NO COST BY WRITTEN REQUEST MADE BY THE RECORD HOLDER OF THIS SECURITY TO THE SECRETARY OF THE GENERAL PARTNER AT THE PRINCIPAL OFFICE OF THE PARTNERSHIP. THE RESTRICTIONS SET FORTH ABOVE SHALL NOT PRECLUDE THE SETTLEMENT OF ANY TRANSACTIONS INVOLVING THIS SECURITY ENTERED INTO THROUGH THE FACILITIES OF ANY NATIONAL SECURITIES EXCHANGE ON WHICH THIS SECURITY IS LISTED OR ADMITTED TO TRADING.

Section 4.8 Eligibility Certificates; Ineligible Holders.

(a) The General Partner may upon demand or on a regular basis require Limited Partners, and transferees of Limited Partner Interests in connection with a transfer, to execute an Eligibility Certificate or provide other information as is necessary for the General Partner to determine if any such Limited Partners or transferees are Ineligible Holders.

(b) If any Limited Partner (or its beneficial owners) fails to furnish to the General Partner within 30 days of its request an Eligibility Certificate and other information related thereto, or if upon receipt of such Eligibility Certificate or other requested information the General Partner determines that a Limited Partner is an Ineligible Holder, the Limited Partner Interests owned by such Limited Partner shall be subject to redemption in accordance with the provisions of Section 4.9. In addition, the General Partner shall be substituted for any Limited Partner that is an Ineligible Holder as the Limited Partner in respect of the Ineligible Holder’s Limited Partner Interests.

(c) The General Partner shall, in exercising voting rights in respect of Limited Partner Interests held by it on behalf of Ineligible Holders, distribute the votes in the same ratios as the votes of Limited Partners (including the General Partner and its Affiliates) in respect of Limited Partner Interests other than those of Ineligible Holders are cast, either for, against or abstaining as to the matter.

(d) Upon dissolution of the Partnership, an Ineligible Holder shall have no right to receive a distribution in kind pursuant to Section 12.4 but shall be entitled to the cash equivalent thereof, and the Partnership shall provide cash in exchange for an assignment of the Ineligible Holder’s share of any distribution in kind. Such payment and assignment shall be treated for Partnership purposes as a purchase by the Partnership from the Ineligible Holder of its Limited Partner Interest (representing the right to receive its share of such distribution in kind).

(e) At any time after an Ineligible Holder can and does certify that it no longer is an Ineligible Holder, it may, upon application to the General Partner, request that with respect to any Limited Partner Interests of such Ineligible Holder not redeemed pursuant to Section 4.9, such Ineligible Holder be admitted as a Limited Partner, and upon approval of the General Partner, such Ineligible Holder shall be admitted as a Limited Partner and shall no longer constitute an Ineligible Holder and the General Partner shall cease to be deemed to be the Limited Partner in respect of such Limited Partner Interests.

(f) If at any time a transferee of a Partnership Interest fails to furnish an Eligibility Certificate or any other information requested by the General Partner pursuant to this Section 4.8 within 30 days of such request, or if upon receipt of such Eligibility Certificate or such other information the General Partner determines that such transferee is an Ineligible Holder, the Partnership may, unless the transferee establishes to the satisfaction of the General Partner that such transferee is not an Ineligible Holder, prohibit and void the transfer, including by placing a stop order with the Transfer Agent.

Section 4.9 Redemption of Partnership Interests of Ineligible Holders.

(a) If at any time a Limited Partner fails to furnish an Eligibility Certificate or any other information requested by the General Partner pursuant to Section 4.8 within 30 days of such request, or if upon receipt of such Eligibility Certificate or such other information the General Partner determines that a Limited Partner is an Ineligible Holder, the Partnership may, unless the Limited Partner establishes to the satisfaction of the General Partner that such Limited Partner is not an Ineligible Holder or has transferred his Limited Partner Interests to a Person who is not an Ineligible Holder and who furnishes an Eligibility Certificate to the General Partner prior to the date fixed for redemption as provided below, redeem the Limited Partner Interests of such Limited Partner as follows:

(i) The General Partner shall, not later than the 30th day before the date fixed for redemption, give notice of redemption to the Limited Partner, at its last address designated in the Register, by registered or certified mail, postage prepaid. The notice shall be deemed to have been given when so mailed. The notice shall specify the Redeemable Interests, the date fixed for redemption, the place of payment, that payment of the redemption price will be made upon redemption of the Redeemable Interests (or, if later in the case of Redeemable Interests evidenced by Certificates, upon surrender of the Certificate evidencing the Redeemable Interests) and that on and after the date fixed for redemption no further allocations or distributions to which the Limited Partner would otherwise be entitled in respect of the Redeemable Interests will accrue or be made.

(ii) The aggregate redemption price for Redeemable Interests shall be an amount equal to the Current Market Price (the date of determination of which shall be the date fixed for redemption) of Limited Partner Interests of the class to be so redeemed multiplied by the number of Limited Partner Interests of each such class included among the Redeemable Interests. The redemption price shall be paid, as determined by the General Partner, in cash or by delivery of a promissory note of the Partnership in the principal amount of the redemption price, bearing interest at the rate of 5% annually and payable in three equal annual installments of principal together with accrued interest, commencing one year after the redemption date.

(iii) The Limited Partner or its duly authorized representative shall be entitled to receive the payment for the Redeemable Interests at the place of payment specified in the notice of redemption on the redemption date (or, if later in the case of Redeemable Interests evidenced by Certificates, upon surrender by or on behalf of the Limited Partner or transferee at the place specified in the notice of redemption, of the Certificate evidencing the Redeemable Interests, duly endorsed in blank or accompanied by an assignment duly executed in blank).

(iv) After the redemption, Redeemable Interests shall no longer constitute issued and Outstanding Limited Partner Interests.

(b) The provisions of this Section 4.9 shall also be applicable to Limited Partner Interests held by a Limited Partner as nominee, agent or representative of a Person determined to be an Ineligible Holder.

(c) Nothing in this Section 4.9 shall prevent the recipient of a notice of redemption from transferring its Limited Partner Interest before the redemption date if such transfer is otherwise permitted under this Agreement and the transferor provides notice of such transfer to the General Partner. Upon receipt of notice of such a transfer, the General Partner shall withdraw the notice of redemption, provided the transferee of such Limited Partner Interest certifies to the satisfaction of the General Partner that such transferee is not an Ineligible Holder. If the transferee fails to make such certification within 30 days after the request and, in any event, before the redemption date, such redemption shall be effected from the transferee on the original redemption date.

ARTICLE V

CAPITAL CONTRIBUTIONS AND ISSUANCE OF PARTNERSHIP INTERESTS

Section 5.1 Initial Capital Contributions. In connection with the formation of the Partnership under the Delaware Act, the General Partner has been admitted as the General Partner of the Partnership and the Organizational Limited Partner made an initial Capital Contribution to the Partnership in the amount of $1,000.00 in exchange for a Limited Partner Interest equal to a 100% Percentage Interest in the Partnership. As of the Closing Date and immediately following the admission of another Limited Partner to the Partnership, the interests of the Organizational Limited Partner shall be redeemed, and the initial Capital Contribution of the Organizational Limited Partner shall be refunded.

Section 5.2 Contributions by and Issuances to the General Partner and its Affiliates. On the Closing Date, the General Partner shall retain the General Partner Interest in the Partnership, subject to all of the rights, privileges and duties of the General Partner under this Agreement.

Section 5.3 Share Transfers to Limited Partners.

(a) On the Closing Date and pursuant to the WMB Merger Agreement, (i) WMB will merge with and into the Partnership and (ii) in consideration for the merger, the Partnership will issue Common Shares to the WMB Stockholders.

(b) Except as described in Section 5.1, no Limited Partner Interests will be issued or issuable as of or at the Closing Date other than the Common Shares issued to the WMB Stockholders pursuant to the Merger Agreement.

(c) No Limited Partner will be required to make any additional Capital Contribution to the Partnership pursuant to this Agreement.

Section 5.4 Interest and Withdrawal. Except as provided in the last sentence of Section 5.1, no interest shall be paid by the Partnership on Capital Contributions. Except as provided in the last sentence of Section 5.1, no Partner shall be entitled to the withdrawal or return of its Capital Contribution, except to the extent, if any, that distributions made pursuant to this Agreement or upon termination of the Partnership may be considered as such by law and then only to the extent provided for in this Agreement. Except to the extent expressly provided in this Agreement, no Partner shall have priority over any other Partner either as to the return of Capital Contributions or as to profits, losses or distributions. Any such return shall be a compromise to which all Partners agree within the meaning of Section 17-502(b) of the Delaware Act.

Section 5.5 Issuances of Additional Partnership Interests.

(a) The Partnership may issue additional Partnership Interests and Derivative Partnership Interests for any Partnership purpose at any time and from time to time to such Persons for such consideration and on such terms and conditions as the General Partner shall determine, all without the approval of any Limited Partners.

(b) Each additional Partnership Interest authorized to be issued by the Partnership pursuant to Section 5.5(a) may be issued in one or more classes, or one or more series of any such classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of Partnership Interests), as shall be fixed by the General Partner, including (i) the right to share in Partnership profits and losses or items thereof; (ii) the right to share in Partnership distributions; (iii) the rights upon dissolution and liquidation of the Partnership; (iv) whether, and the terms and conditions upon which, the Partnership may or shall be required to redeem the Partnership Interest; (v) whether such Partnership Interest is issued with the privilege of conversion or exchange and, if so, the terms and conditions of such conversion or exchange; (vi) the terms and conditions upon which each Partnership Interest will be issued, evidenced by Certificates and assigned or transferred; (vii) the method for determining the Percentage Interest as to such Partnership Interest; and (viii) the right, if any, of each such Partnership Interest to vote on Partnership matters, including matters relating to the relative rights, preferences and privileges of such Partnership Interest.

(c) The General Partner shall take all actions that it determines to be necessary or appropriate in connection with (i) each issuance of Partnership Interests and Derivative Partnership Interests pursuant to this Section 5.5, (ii) the conversion of the GP Interests into Common Shares pursuant to the terms of this Agreement, (iii) reflecting admission of such additional Limited Partners in the Register as the Record Holders of such Limited Partner Interests and (iv) all additional issuances of Partnership Interests. The General Partner shall determine the relative rights, powers and duties of the holders of the Shares or other Partnership Interests being so issued. The General Partner shall do all things necessary to comply with the Delaware Act and is authorized and directed to do all things that it determines to be necessary or appropriate in connection with any future issuance of Partnership Interests or in connection with the conversion of the GP Interests into Common Shares pursuant to the terms of this Agreement, including compliance with any statute, rule, regulation or guideline of any Governmental Authority or any National Securities Exchange on which the Shares or other Partnership Interests are listed or admitted to trading.

(d) No fractional Shares shall be issued by the Partnership.

Section 5.6 Limited Preemptive Right. Except as provided in this Section 5.6 or as otherwise provided in a separate agreement by the Partnership, no Person shall have any preemptive, preferential or other similar right with respect to the issuance of any Partnership Interest, whether unissued, held in the treasury or hereafter created. The General Partner and its Affiliates shall have the right, which they may from time to time assign in whole or in part to any of their Affiliates, to purchase Partnership Interests from the Partnership whenever, and on the same terms that, the Partnership issues Partnership Interests to Persons other than the General Partner and its Affiliates, to the extent necessary to maintain the Percentage Interests of the General Partner and its Affiliates equal to that which existed immediately prior to the issuance of such Partnership Interests.

Section 5.7 Splits and Combinations.

(a) Subject to Section 5.7(d), the Partnership may make a Pro Rata distribution of Partnership Interests to all Record Holders or may effect a subdivision or combination of Partnership Interests so long as, after any such event, each Partner shall have the same Percentage Interest in the Partnership as before such event, and any amounts calculated on a per Partnership Interest basis or stated as a number of Partnership Interests are proportionately adjusted.

(b) Whenever such a distribution, subdivision or combination of Partnership Interests is declared, the General Partner shall select a Record Date as of which the distribution, subdivision or combination shall be effective and shall send notice thereof at least 20 days prior to such Record Date to each Record Holder as of a date not less than 10 days prior to the date of such notice (or such shorter periods as required by applicable law). The General Partner also may cause a firm of independent public accountants selected by it to calculate the number of Partnership Interests to be held by each Record Holder after giving effect to such distribution, subdivision or combination. The General Partner shall be entitled to rely on any certificate provided by such firm as conclusive evidence of the accuracy of such calculation.

(c) Promptly following any such distribution, subdivision or combination, the Partnership may issue Certificates or uncertificated Partnership Interests to the Record Holders of Partnership Interests as of the applicable Record Date representing the new number of Partnership Interests held by such Record Holders, or the General Partner may adopt such other procedures that it determines to be necessary or appropriate to reflect such changes. If any such combination results in a smaller total number of Partnership Interests Outstanding, the Partnership shall require, as a condition to the delivery to a Record Holder of Partnership Interests represented by Certificates, the surrender of any Certificate held by such Record Holder immediately prior to such Record Date.

(d) The Partnership shall not issue fractional Shares upon any distribution, subdivision or combination of Shares. If a distribution, subdivision or combination of Shares would result in the issuance of fractional Shares but for the provisions of Section 5.5(d) and this Section 5.7(d), each fractional Share shall be rounded to the nearest whole Share (with fractional Shares equal to or greater than a 0.5 Share being rounded to the next higher Share).

Section 5.8 Nature of Limited Partner Interests. All Limited Partner Interests issued pursuant to, and in accordance with the requirements of, this Article V shall be validly issued, and, to the fullest extent permitted by the Delaware Act, recipients of such Limited Partner Interests will have (a) no obligation to make further payments for such Limited Partner Interests or contributions to the Partnership solely by reason of their ownership of such Limited Partner Interests, and (b) no personal liability for the debts, obligations and liabilities of the Partnership, whether arising in contract, tort or otherwise, solely by reason of being a Limited Partner.

ARTICLE VI

DISTRIBUTIONS

Section 6.1 Distributions to Record Holders.

(a) Within 55 days following the end of each Quarter commencing with the Quarter ending on [●], 2016, an amount equal to 100% of Available Cash with respect to such Quarter shall be distributed in accordance with this Article VI by the Partnership to the Common Shareholders, as of the Record Date selected by the General Partner, Pro Rata. Notwithstanding any other provision of this Agreement, all distributions required to be made under this Agreement shall be made subject to Sections 17-607 and 17-804 of the Delaware Act.

(b) Notwithstanding Section 6.1(a) (but subject to the last sentence of Section 6.1(a)), in the event of the dissolution and liquidation of the Partnership, all cash received during or after the Quarter in which the Liquidation Date occurs shall be applied and distributed solely in accordance with, and subject to the terms and conditions of, Section 12.4.

(c) Each distribution in respect of a Partnership Interest shall be paid by the Partnership, directly or through the Transfer Agent or through any other Person or agent, only to the Record Holder of such Partnership Interest as of the Record Date set for such distribution. Such payment shall constitute full payment and satisfaction of the Partnership’s liability in respect of such payment, regardless of any claim of any Person who may have an interest in such payment by reason of an assignment or otherwise.

ARTICLE VII

MANAGEMENT AND OPERATION OF BUSINESS

Section 7.1 Management.

(a) The General Partner shall conduct, direct and manage all activities of the Partnership. Except as otherwise expressly provided in this Agreement, but without limitation on the ability of the General Partner to delegate its rights and power to other Persons, all management powers over the business and affairs of the Partnership shall be exclusively vested in the General Partner, and no Limited Partner in its capacity as such shall have any management power over the business and affairs of the Partnership. In addition to the powers now or hereafter granted a general partner of a limited partnership under applicable law or that are granted to the General Partner under any other provision of this Agreement, the General Partner, subject to Section 7.3, shall have full power and authority to do all things and on such terms as it determines to be necessary or appropriate to conduct the business of the Partnership, to exercise all powers set forth in Section 2.5 and to effectuate the purposes set forth in Section 2.4, including the following:

(i) the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible into or exchangeable for Partnership Interests, and the incurring of any other obligations; provided, however, that prior to December 31, 2018, the Partnership shall obtain Special Approval prior to the incurrence of indebtedness from any Person that is not an Affiliate of the Partnership;

(ii) the making of tax, regulatory and other filings, or rendering of periodic or other reports to Governmental Authorities or other agencies having jurisdiction over the business or assets of the Partnership;

(iii) the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of the assets of the Partnership or the merger or other combination of the Partnership with or into another Person (the matters described in this clause (iii) being subject, however, to any prior approval that may be required by Section 7.3 and Article XIV);

(iv) the use of the assets of the Partnership (including cash on hand) for any purpose consistent with the terms of this Agreement, including the financing of the conduct of the operations of the Partnership Group and the MLP Group;

(v) subject to Section 7.6(a), the lending of funds to other Persons (including other Partnership Group Members or MLP Group Members);

(vi) the repayment or guarantee of obligations of any Partnership Group Member or MLP Group Member;

(vii) the making of capital contributions to any Partnership Group Member or MLP Group Member;

(viii) the negotiation, execution and performance of any contracts, conveyances or other instruments (including instruments that limit the liability of the Partnership under contractual arrangements to all or particular assets of the Partnership, with the other party to the contract to have no recourse against the General Partner or its assets other than its interest in the Partnership, even if the same results in the terms of the transaction being less favorable to the Partnership than would otherwise be the case);

(ix) the distribution of cash held by the Partnership;

(x) the selection and dismissal of employees and officers (including employees having titles such as “president,” “vice president,” “secretary” and “treasurer”) and agents, internal and outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring;

(xi) the maintenance of insurance for the benefit of the Partnership Group, the Partners and Indemnitees;

(xii) the formation of, or acquisition of an interest in, and the contribution of property and the making of loans to, any further limited or general partnerships, joint ventures, corporations, limited liability companies or other Persons (including the acquisition of interests in, and the contributions of property to, any Partnership Group Member or MLP Group Member from time to time) subject to the restrictions set forth in Section 2.4 and Section 7.6;

(xiii) the control of any matters affecting the rights and obligations of the Partnership, including the bringing and defending of actions at law or in equity and otherwise engaging in the conduct of litigation, arbitration or mediation and the incurring of legal expense and the settlement of claims and litigation;

(xiv) the indemnification of any Person against liabilities and contingencies to the extent permitted by law;

(xv) the entering into of listing agreements with any National Securities Exchange and the delisting of some or all of the Limited Partner Interests from, or requesting that trading be suspended on, any such exchange;

(xvi) the purchase, sale or other acquisition or disposition of Partnership Interests, or the issuance of Derivative Partnership Interests;

(xvii) the undertaking of any action in connection with the Partnership’s participation in the management of any Partnership Group Member through its directors, officers or employees or through its role as the managing member of the MLP General Partner;

(xviii) subject to the provisions of Section 13.9, the undertaking of any action in connection with the Partnership’s rights as a holder of MLP Class E Units;

(xix) the approval and authorization of any action taken by the MLP General Partner to waive, reduce, limit or modify the incentive distribution rights in ETP or any other MLP Group Member or any Affiliate of the Partnership; and

(xx) the entering into of agreements with any of its Affiliates to render services to a Partnership Group Member or to itself in the discharge of its duties as General Partner of the Partnership.

(b) Notwithstanding any other provision of this Agreement, with respect to any matter upon which the MLP Class E Units and MLP Common Units are entitled to vote (including, without limitation, as a separate class or together with any other outstanding class of equity of the MLP), the Partnership shall only vote the MLP Class E Units and MLP Common Units it holds (other than the voting of the MLP Class E Units pursuant to Section 5.15(b)(v)(B) of the MLP Agreement, which shall be voted as directed by the Existing GP Owner) as directed by the Conflicts Committee by Special Approval, and any decision by the Partnership to enforce any of the Partnership’s rights in its capacity as a partner of the MLP, under the Administrative Agreement or under the Contribution Agreement, and any determination with respect to the manner of such enforcement, shall only be made by as directed by the Conflicts Committee by Special Approval.

(c) Notwithstanding any other provision of this Agreement, any Partnership Group Member Agreement, the Delaware Act or any applicable law, rule or regulation, each of the Partners and each other Person who may acquire an interest in Partnership Interests hereby (i) approves, ratifies and confirms the execution, delivery and performance by the parties thereto of this Agreement and the Partnership Group Member Agreement of each other Partnership Group Member, the General Partner Agreement, the Contribution Agreement, the WMB Merger Agreement, the CCR Agreement, the Administrative Agreement and the other agreements described in or filed as exhibits to the Merger Registration Statement that are related to the transactions contemplated by the Merger Registration Statement (collectively, the “Transaction Documents”) (in each case other than this Agreement, without giving effect to any amendments, supplements or restatements thereof entered into after the date such Person becomes bound by the provisions of this Agreement); (ii) agrees that the General Partner (on its own or on behalf of the Partnership) and each of its Affiliates are authorized to execute, deliver and perform the agreements referred to in clause (i) of this sentence and the other agreements, acts, transactions and matters described in or contemplated by the Merger Registration Statement on behalf of the Partnership without any further act, approval or vote of the Partners or the other Persons who may acquire an interest in Partnership Interests or are otherwise bound by this Agreement; and (iii) agrees that the execution, delivery and performance by the General Partner, any Partnership Group Member or any Affiliate of any of them of this Agreement or any agreement authorized or permitted under this Agreement (including the exercise by the General Partner or any Affiliate of the General Partner of the rights accorded pursuant to Article XV) shall not constitute a breach by the General Partner of any duty or any other obligation of any type whatsoever that the General Partner may owe the Partnership or the Limited Partners or any other Persons under this Agreement (or any other agreements) or of any duty existing at law, in equity or otherwise.

Section 7.2 Certificate of Limited Partnership. The General Partner has caused the Certificate of Limited Partnership to be filed with the Secretary of State of the State of Delaware as required by the Delaware Act. The General Partner shall use all reasonable efforts to cause to be filed such other certificates or documents that the General Partner determines to be necessary or appropriate for the formation, continuation, qualification and operation of a limited partnership (or a partnership in which the limited partners have limited liability) in the State of Delaware or any other state in which the Partnership may elect to do business or own property. To the extent the General Partner determines such action to be necessary or appropriate, the General Partner shall file amendments to and restatements of the Certificate of Limited Partnership and do all things to maintain the Partnership as a limited partnership (or a partnership or other entity in which the limited partners have limited liability) under the laws of the State of Delaware or of any other state in which the Partnership may elect to do business or own property. Subject to the terms of Section 3.4(a), the General Partner shall not be required, before or after filing, to deliver or mail a copy of the Certificate of Limited Partnership, any qualification document or any amendment thereto to any Limited Partner.

Section 7.3 Restrictions on the General Partner’s Authority to Sell Assets of the Partnership Group. Except as provided in Article XII and Article XIV, the General Partner may not sell, exchange or otherwise dispose of all or substantially all of the assets of the Partnership Group, taken as a whole, in a single transaction or a series of related transactions, to any Person other than any Partnership Group Member, without the approval of holders of a Share Majority; provided, however, that this provision shall not preclude or limit the General Partner’s ability to mortgage, pledge, hypothecate or grant a security interest in all or substantially all of the assets of the Partnership Group and shall not apply to any forced sale of any or all of the assets of the Partnership Group pursuant to the foreclosure of, or other realization upon, any such encumbrance. For the avoidance of doubt, this provision shall not be applicable to any sale, exchange or other disposition of all or substantially all of the assets of any MLP Group Member.

Section 7.4 Reimbursement of the General Partner.

(a) Except as provided in this Section 7.4 and elsewhere in this Agreement or in the Administrative Agreement, the General Partner shall not be compensated for its services as a general partner or managing member of any Partnership Group Member.

(b) The General Partner shall be reimbursed on a monthly basis, or such other basis as the General Partner may determine, for (i) all direct and indirect expenses it incurs or payments it makes on behalf of the Partnership Group (including salary, bonus, incentive compensation and other amounts paid to any Person, including Affiliates of the General Partner, to perform services for the Partnership Group or for the General Partner in the discharge of its duties to the Partnership Group), and (ii) all other expenses allocable to the Partnership Group or otherwise incurred by the General Partner or its Affiliates in connection with managing and operating the Partnership Group’s business and affairs (including expenses allocated to the General Partner by its Affiliates). The General Partner shall determine the expenses that are allocable to the Partnership Group. Reimbursements pursuant to this Section 7.4 shall be in addition to any reimbursement to the General Partner as a result of indemnification pursuant to Section 7.7. This provision does not affect the ability of the General Partner and its Affiliates to enter into an agreement to provide services to any Partnership Group Member for a fee.

(c) The General Partner, without the approval of the Limited Partners (who shall have no right to vote in respect thereof), may propose and adopt on behalf of the Partnership employee benefit plans, employee programs and employee practices (including plans, programs and practices involving the issuance of Partnership Interests or Derivative Partnership Interests), or cause the Partnership to issue Partnership Interests or Derivative Partnership Interests in connection with, or pursuant to, any employee benefit plan, employee program or employee practice maintained or sponsored by the General Partner or any of its Affiliates in each case for the benefit of employees and directors of the General Partner or any of its Affiliates. The Partnership agrees to issue and sell to the General Partner or any of its Affiliates any Partnership Interests or Derivative Partnership Interests that the General Partner or such Affiliates are obligated to provide to any employees, consultants and directors pursuant to any such employee benefit plans, employee programs or employee practices. Expenses incurred by the General Partner in connection with any such plans, programs and practices (including the net cost to the General Partner or such Affiliates of Partnership Interests or Derivative Partnership Interests purchased by the General Partner or such Affiliates from the Partnership to fulfill options or awards under such plans, programs and practices) shall be reimbursed in accordance with Section 7.4(b). Any and all obligations of the General Partner under any employee benefit plans, employee programs or employee practices adopted by the General Partner or its Affiliates as permitted by this Section 7.4(c) shall constitute obligations of the General Partner hereunder and shall be assumed by any successor General Partner approved pursuant to Section 11.1 or Section 11.2 or the transferee of or successor to all of the General Partner’s General Partner Interest pursuant to Section 4.6.

Section 7.5 Outside Activities.

(a) The General Partner, for so long as it is the General Partner of the Partnership, shall not engage in any business or activity or incur any debts or liabilities except in connection with or incidental to (i) its performance as general partner or managing member, if any, of one or more Partnership Group Members or as described in or contemplated by the Merger Registration Statement, (ii) the acquiring, owning or disposing of debt securities or equity interests in any Partnership Group Member or MLP Group Member, (iii) the guarantee of, and mortgage, pledge or encumbrance of any or all of its assets in connection with any indebtedness of any Partnership Group Member or MLP Group Member, or (iv) subject to the limitations contained in the Administrative Agreement, the performance of its obligations under the Administrative Agreement.

(b) Subject to the terms of Section 7.5(c), each Unrestricted Person (other than the General Partner) shall have the right to engage in businesses of every type and description and other activities for profit and to engage in and possess an interest in other business ventures of any and every type or description, whether in businesses engaged in or anticipated to be engaged in by any Partnership Group Member or MLP Group Member, independently or with others, including business interests and activities in direct competition with the business and activities of any Partnership Group Member or MLP Group Member, and none of the same shall constitute a breach of this Agreement or any duty otherwise existing at law, in equity or otherwise, to any Partnership Group Member, any MLP Group Member or any Partner; provided such Unrestricted Person does not engage in such business or activity using confidential or proprietary information provided by or on behalf of any Partnership Group Member or any MLP Group Member to such Unrestricted Person. No Partnership Group Member, MLP Group Member, Limited Partner or other Person shall have any rights by virtue of this Agreement, any Partnership Group Member Agreement, any MLP Group Member Agreement, or the partnership relationship established hereby in any business ventures of any Unrestricted Person.

(c) Subject to the terms of Section 7.5(a) and Section 7.5(b), but otherwise notwithstanding anything to the contrary in this Agreement, (i) the engaging in competitive activities by any Unrestricted Person (other than the General Partner) in accordance with the provisions of this Section 7.5 is hereby approved by the Partnership and all Partners, (ii) it shall be deemed not to be a breach of any duty otherwise existing at law, in equity or otherwise, by the General Partner or any other Unrestricted Person for the Unrestricted Persons (other than the General Partner) to engage in such business interests and activities in preference to or to the exclusion of the Partnership and (iii) the Unrestricted Persons shall have no obligation hereunder or as a result of any duty otherwise existing at law, in equity or otherwise, to present business opportunities to any Partnership Group Member or any MLP Group Member.

(d) The General Partner and each of its Affiliates may acquire Shares or other Partnership Interests in addition to those acquired on the Closing Date and, except as otherwise provided in this Agreement, shall be entitled to exercise, at their option, all rights relating to all Shares and/or other Partnership Interests acquired by them. The term “Affiliates” when used in this Section 7.5(d) with respect to the General Partner shall not include any Partnership Group Member.

Section 7.6 Loans from the General Partner; Loans or Contributions from the Partnership or Partnership Group Members.

(a) The General Partner or any of its Affiliates may lend to any Partnership Group Member or any MLP Group Member, and any Partnership Group Member or any MLP Group Member may borrow from the General Partner or any of its Affiliates, funds needed or desired by the Partnership Group Member or MLP Group Member, as applicable, for such periods of time and in such amounts as the General Partner may determine; provided, however, that in any such case the lending party may not charge the borrowing party interest at a rate greater than the rate that would be charged the borrowing party or impose terms less favorable to the borrowing party than would be charged or imposed on the borrowing party by unrelated lenders on comparable loans made on an arm’s-length basis (without reference to the lending party’s financial abilities or guarantees), all as determined by the General Partner. The borrowing party shall reimburse the lending party for any costs (other than any additional interest costs) incurred by the lending party in connection with the borrowing of such funds. For purposes of this Section 7.6(a) and Section 7.6(b), the term “Partnership Group Member” shall include any Affiliate of a Partnership Group Member that is controlled by the Partnership Group Member and the term “MLP Group Member” shall include any Affiliate of an MLP Group Member that is controlled by the MLP Group Member.

(b) Any Partnership Group Member may lend or contribute to any other Partnership Group Member, and any Partnership Group Member may borrow from any other Partnership Group Member, funds on terms and conditions determined by the General Partner. No Partnership Group Member may lend funds to the General Partner or any of its Affiliates (other than another Partnership Group Member).

(c) No borrowing by any Partnership Group Member or the approval thereof by the General Partner shall be deemed to constitute a breach of any duty or any other obligation of any type whatsoever of the General Partner or its Affiliates to the Partnership or the Limited Partners existing hereunder, or existing at law, in equity or otherwise by reason of the fact that the purpose or effect of such borrowing is directly or indirectly to enable distributions or other compensation to the General Partner or its Affiliates (including in their capacities as Limited Partners) to exceed the General Partner’s Percentage Interest of the total amount distributed to all Partners.

Section 7.7 Indemnification.

(a) To the fullest extent permitted by law but subject to the limitations expressly provided in this Agreement, all Indemnitees shall be indemnified and held harmless by the Partnership from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all threatened, pending or completed claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, and whether formal or informal and including appeals, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as an Indemnitee and acting (or omitting or refraining to act) in such capacity on behalf of or for the benefit of the Partnership; provided, that the Indemnitee shall not be indemnified and held harmless pursuant to this Agreement if there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter for which the Indemnitee is seeking indemnification pursuant to this Agreement, the Indemnitee acted in bad faith or engaged in fraud, willful misconduct or, in the case of a criminal matter, acted with knowledge that the Indemnitee’s conduct was unlawful; provided, further, no indemnification pursuant to this Section 7.7 shall be available to any

Indemnitee (other than a Partnership Group Member) with respect to any such Indemnitee’s obligations pursuant to the Transaction Documents. Any indemnification pursuant to this Section 7.7 shall be made only out of the assets of the Partnership, it being agreed that the General Partner shall not be personally liable for such indemnification and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate such indemnification.

(b) To the fullest extent permitted by law, expenses (including legal fees and expenses) incurred by an Indemnitee who is indemnified pursuant to Section 7.7(a) in defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Partnership prior to a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter for which the Indemnitee is seeking indemnification pursuant to this Section 7.7, the Indemnitee is not entitled to be indemnified upon receipt by the Partnership of any undertaking by or on behalf of the Indemnitee to repay such amount if it shall be ultimately determined that the Indemnitee is not entitled to be indemnified as authorized by this Section 7.7.

(c) The indemnification provided by this Section 7.7 shall be in addition to any other rights to which an Indemnitee may be entitled under this Agreement, any other agreement, pursuant to any vote of the holders of Outstanding Limited Partner Interests, as a matter of law, in equity or otherwise, both as to actions in the Indemnitee’s capacity as an Indemnitee and as to actions in any other capacity, and shall continue as to an Indemnitee who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns and administrators of the Indemnitee.

(d) The Partnership may purchase and maintain (or reimburse the General Partner or its Affiliates for the cost of) insurance, on behalf of the General Partner, its Affiliates and such other Persons as the General Partner shall determine, against any liability that may be asserted against, or expense that may be incurred by, such Person in connection with the Partnership’s activities or such Person’s activities on behalf of the Partnership, regardless of whether the Partnership would have the power to indemnify such Person against such liability under the provisions of this Agreement.

(e) For purposes of this Section 7.7, the Partnership shall be deemed to have requested an Indemnitee to serve as fiduciary of an employee benefit plan whenever the performance by it of its duties to the Partnership also imposes duties on, or otherwise involves services by, it to the plan or participants or beneficiaries of the plan; excise taxes assessed on an Indemnitee with respect to an employee benefit plan pursuant to applicable law shall constitute “fines” within the meaning of Section 7.7(a); and action taken or omitted by it with respect to any employee benefit plan in the performance of its duties for a purpose reasonably believed by it to be in the best interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose that is in the best interests of the Partnership.

(f) In no event may an Indemnitee subject the Limited Partners to personal liability by reason of the indemnification provisions set forth in this Agreement.

(g) An Indemnitee shall not be denied indemnification in whole or in part under this Section 7.7 because the Indemnitee had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

(h) The provisions of this Section 7.7 are for the benefit of the Indemnitees and their heirs, successors, assigns, executors and administrators and shall not be deemed to create any rights for the benefit of any other Persons.

(i) No amendment, modification or repeal of this Section 7.7 or any provision hereof shall in any manner terminate, reduce or impair the right of any past, present or future Indemnitee to be indemnified by the Partnership, nor the obligations of the Partnership to indemnify any such Indemnitee under and in accordance with the provisions of this Section 7.7 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

Section 7.8 Liability of Indemnitees.

(a) Notwithstanding anything to the contrary set forth in this Agreement, no Indemnitee shall be liable for monetary damages to the Partnership, the Limited Partners, or any other Persons who are bound by this Agreement, for losses sustained or liabilities incurred as a result of any act or omission of an Indemnitee unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter in question, the Indemnitee acted in bad faith or engaged in fraud, willful misconduct or, in the case of a criminal matter, acted with knowledge that the Indemnitee’s conduct was criminal.

(b) The General Partner may exercise any of the powers granted to it by this Agreement and perform any of the duties imposed upon it hereunder either directly or by or through its agents, and the General Partner shall not be responsible for any misconduct or negligence on the part of any such agent appointed by the General Partner in good faith.

(c) To the extent that, at law or in equity, an Indemnitee has duties (including fiduciary duties) and liabilities relating thereto to the Partnership or to the Partners or any other Person bound by this Agreement, the General Partner and any other Indemnitee acting in connection with the Partnership’s business or affairs shall not be liable to the Partnership or to any Partner or any other Person bound by this Agreement for its good faith reliance on the provisions of this Agreement.

(d) Any amendment, modification or repeal of this Section 7.8 or any provision hereof shall be prospective only and shall not in any way affect the limitations on the liability of the Indemnitees under this Section 7.8 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

Section 7.9 Resolution of Conflicts of Interest; Standards of Conduct and Modification of Duties.

(a) Unless a lesser standard is otherwise provided in this Agreement or any Partnership Group Member Agreement, whenever a potential conflict of interest exists or arises (x) between the General Partner or any of its Affiliates, on the one hand, and the Partnership, any Partnership Group Member any MLP Group Member or any Partner, on the other hand, or (y) between the Partnership, any Partnership Group Member or their Affiliates, on the one hand, and any MLP Group Member, on the other hand, any resolution or course of action by the General Partner or its Affiliates in respect of such conflict of interest shall be permitted and deemed approved by all Partners, and shall not constitute a breach of this Agreement, any Partnership Group Member Agreement, any agreement contemplated herein or therein, any duty under this Agreement or any duty stated or implied by law, in equity or otherwise, if the resolution or course of action in respect of such conflict of interest is (i) approved by Special Approval or (ii) approved by the vote of a majority of the Outstanding Voting Shares (excluding Shares owned by the General Partner and its Affiliates). The General Partner shall be authorized but not required in connection with its resolution of such conflict of interest to seek Special Approval or Shareholder approval of such resolution, and the General Partner may also adopt a resolution or course of action that has not received Special Approval or Shareholder approval. If the General Partner does not submit the resolution or course of action in respect of such conflict of interest to the Conflicts Committee or the Shareholders as provided in either clause (i) or clause (ii) of the immediately preceding sentence of this Section 7.9(a), then any such resolution or course of action shall be governed by Section 7.9(b). Notwithstanding any other provision of this Agreement, any Partnership Group Member Agreement or applicable law, whenever the General Partner makes a determination to refer any potential conflict of interest to the Conflicts Committee for Special Approval, to seek Shareholder Approval or to adopt a resolution or course of action that has not received Special Approval or Shareholder Approval, then the General Partner shall be entitled, to the fullest extent permitted by law, to make such determination free of any duty or obligation whatsoever to the Partnership or any Limited Partner, and the General Partner shall not, to the fullest extent permitted by law, be required to act in good faith or pursuant to any other standard or duty imposed by this Agreement, any Partnership Group Member Agreement, any other agreement contemplated hereby or otherwise or under the Delaware Act or any other law, rule or regulation or at equity, and the General Partner in making such determination shall be permitted to do so in its sole and absolute discretion. If Special Approval is sought, then it shall be presumed that, in making its decision, the Conflicts Committee acted in good faith, and if the Board of Directors determines that a director satisfies the eligibility requirements to be a member of the Conflicts Committee, then it shall be presumed that, in making its determination, the Board of Directors acted in good faith. In any proceeding brought by any Limited Partner or by or on behalf of such Limited Partner or any other Limited Partner or the Partnership or by or on behalf of any Person who acquires an interest in a Partnership Interest challenging any action or decision by the Conflicts Committee with respect to any matter referred to the Conflicts Committee for Special Approval, or challenging any determination by the Board of Directors that a director satisfies the eligibility requirements to be a member of the Conflicts Committee, the Person bringing or prosecuting such proceeding shall have the burden of overcoming the presumption that the Conflicts Committee or the Board of Directors, as applicable, acted in good faith. Notwithstanding anything to the contrary in this Agreement or any duty stated or implied by law, in equity or otherwise, the conflicts of interest described in the Merger Registration Statement and any actions of the General Partner or any of its Affiliates taken in connection therewith are hereby approved by all Partners and shall not constitute a breach of this Agreement, any Partnership Group Member Agreement, any agreement contemplated herein or therein, any duty under this Agreement or any duty stated or implied by law, in equity or otherwise.

(b) Whenever the General Partner makes a determination or takes or declines to take any action, or any Affiliate of the General Partner causes the General Partner to do so, in its capacity as the general partner of the Partnership as opposed to in its individual capacity, whether under this Agreement, any Partnership Group Member Agreement or any other agreement contemplated hereby or otherwise, then, unless a lesser standard is provided for in this Agreement, or the determination, action or omission has been approved as provided in Section 7.9(a)(i) or Section 7.9(a)(ii), the General Partner, or such Affiliate causing the General Partner to do so, shall make such determination or take or decline to take such action in good faith. Whenever the Board of Directors, any committee of the Board of Directors (including the Conflicts Committee) or any Affiliate of the General Partner makes a determination or takes or declines to take any action, whether under this Agreement, any Partnership Group Member Agreement or any other agreement contemplated hereby or otherwise, then, unless a lesser standard is provided for in this Agreement or the determination, action or omission has been approved as provided in Section 7.9(a)(i) or Section 7.9(a)(ii), the Board of Directors, any committee of the Board of Directors (including the Conflicts Committee) or any Affiliate of the General Partner shall make such determination or take or decline to take such action in good faith. The foregoing and other lesser standards governing any determination, action or omission provided for in this Agreement are the sole and exclusive standards governing any such determinations, actions and omissions of the General Partner, the Board of Directors, any committee of the Board of Directors (including the Conflicts Committee) and any Affiliate of the General Partner, and no such Person shall be subject to any fiduciary duty or other duty or obligation, or any other, different or higher standard (all of which duties, obligations and standards are hereby eliminated, waived and disclaimed), under this Agreement, any Partnership Group Member Agreement, any agreement contemplated herein or therein, or under the Delaware Act or any other law, rule or regulation or at equity. Any such determination, action or omission by the General Partner, the Board of Directors of the General Partner or any committee thereof (including the Conflicts Committee) or any Affiliate of the General Partner will for all purposes be presumed to have been in good faith. In any proceeding brought by or on behalf of the Partnership, any Limited Partner, any other Person who acquires an interest in a Partnership Interest or any other Person who is bound by this Agreement challenging such determination, action or omission, the Person bringing or prosecuting such proceeding shall have the burden of proving that such determination, action or omission was not in good faith. In order for a determination or the taking or declining to take an action to be in “good faith” for purposes of this Agreement, the Person or Persons making such determination or taking or declining to take such action must subjectively believe that the determination or other action is in the best interests of the Partnership. Without limiting the generality of the foregoing, in considering whether to approve, on behalf of the Partnership in its capacity as the managing member of the MLP General Partner, any concession with respect to, or modification, amendment or elimination of, any incentive distribution rights held by the MLP or any affiliate of the General Partner, the General Partner and the Board of Directors shall be entitled to take into account all relevant factors, including (without limitation), to the extent that it believes relevant, (i) anticipated increases in distributions to the Partnership or any of its Subsidiaries expected to be received as a result of the issuance of any securities by any MLP Group Member in connection therewith, (ii) any increase in value of such incentive distribution rights associated with any such expected increase in distributions and (iii) the effect of such action on the long-term distribution growth prospects of the MLP or any of the MLP’s Subsidiaries.

(c) Whenever the General Partner makes a determination or takes or declines to take any action, or any Affiliate of the General Partner causes the General Partner to do so, in its individual capacity as opposed to in its capacity as the general partner of the Partnership, whether under this Agreement, any Partnership Group Member Agreement or any other agreement contemplated hereby or otherwise, then (i) the General Partner, or such Affiliate causing it to do so, is entitled, to the fullest extent permitted by law, to make such determination or to take or decline to take such action free of any duty (including any fiduciary duty) stated or implied by law, in equity or otherwise or of any obligation whatsoever to the Partnership, any Limited Partner, any other Person who acquires an interest in a Partnership Interest or any other Person who is bound by this Agreement, (ii) the General Partner, or such Affiliate causing it to do so, shall not, to the fullest extent permitted by law, be required to act in good faith or pursuant to any other standard imposed by this Agreement, any Partnership Group Member Agreement, any other agreement contemplated hereby or otherwise or under the Delaware Act or any other law, rule or regulation or at equity and (iii) the Person or Persons making such determination or taking or declining to take such action shall be permitted to do so in their sole and absolute discretion. By way of illustration and not of limitation, whenever the phrases, “at its option,” “in its sole and absolute discretion” or some variation of those phrases, are used in this Agreement, they indicate that the General Partner is acting in its individual capacity. For the avoidance of doubt, whenever the General Partner makes a determination pursuant to Section 11.2 or Section 13.3(f), votes or transfers its Partnership Interests, or refrains from voting or transferring its Partnership Interests, or otherwise acts in its capacity as a Limited Partner or holder of Partnership Interests, it shall be acting in its individual capacity.

(d) The General Partner’s organizational documents may provide that determinations to take or decline to take any action in its individual, rather than representative, capacity may or shall be determined by its members, if the General Partner is a limited liability company, stockholders, if the General Partner is a corporation, or the members or stockholders of the General Partner’s general partner, if the General Partner is a general or limited partnership.

(e) Notwithstanding anything to the contrary in this Agreement, the General Partner and its Affiliates shall have no duty or obligation, express or implied, to (i) sell or otherwise dispose of, or approve the sale or disposition of, any asset of the Partnership Group other than in the ordinary course of business or (ii) permit any Partnership Group Member or MLP Group Member to use any facilities or assets of the General Partner and its Affiliates, except as may be provided in contracts entered into from time to time specifically dealing with such use. Any determination by either the General Partner or any of its Affiliates to enter into such contracts shall be, in each case, in its sole discretion.

(f) The Limited Partners, each Person who acquires an interest in a Partnership Interest and each other Person bound by this Agreement hereby authorize the General Partner, on behalf of the Partnership as a general partner or member of a Partnership Group Member, to approve actions by the general partner or member of such Partnership Group Member similar to those actions permitted to be taken by the General Partner pursuant to this Section 7.9.
(g) For the avoidance of doubt, whenever the Board of Directors, any member of the Board of Directors, any committee of the Board of Directors (including the Conflicts Committee) and any member of any such committee, the officers of the General Partner or any Affiliates of the General Partner (including any Person making a determination or acting for or on behalf of such Affiliate of the General Partner) make a determination on behalf of or recommendation to the General Partner, or cause the General Partner to take or omit to take any action, whether in the General Partner’s capacity as the General Partner or in its individual capacity, the standards of care applicable to the General Partner shall apply to such Persons, and such Persons shall be entitled to all benefits and rights (but not the obligations) of the General Partner hereunder, including eliminations, waivers and modifications of duties (including any fiduciary duties) to the Partnership, any of its Partners or any other Person who acquires an interest in a Partnership Interest or any other Person bound by this Agreement, and the protections and presumptions set forth in this Agreement.

Section 7.10 Other Matters Concerning the General Partner.

(a) The General Partner and any other Indemnitee may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties.

(b) The General Partner and any other Indemnitee may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisers selected by it, and any act taken or omitted to be taken in reliance upon the advice or opinion (including an Opinion of Counsel) of such Persons as to matters that the General Partner or such Indemnitee, respectively, reasonably believes to be within such Person’s professional or expert competence shall be conclusively presumed to have been done or omitted in good faith and in accordance with such advice or opinion.

(c) The General Partner shall have the right, in respect of any of its powers or obligations hereunder, to act through any of its duly authorized officers, a duly appointed attorney or attorneys-in-fact or the duly authorized officers of the Partnership or any Partnership Group Member.

Section 7.11 Purchase or Sale of Partnership Interests. The General Partner may cause the Partnership to purchase or otherwise acquire Partnership Interests or Derivative Partnership Interests. As long as Partnership Interests are held by any Partnership Group Member, such Partnership Interests shall not be considered Outstanding for any purpose, except as otherwise provided herein. The General Partner or any Affiliate of the General Partner may also purchase or otherwise acquire and sell or otherwise dispose of Partnership Interests for its own account, subject to the provisions of Articles IV and X.

Section 7.12 Reliance by Third Parties. Notwithstanding anything to the contrary in this Agreement, any Person (other than the General Partner and its Affiliates) dealing with the Partnership shall be entitled to assume that the General Partner and any officer or representative of the General Partner authorized by the General Partner to act on behalf of and in the name of the Partnership has full power and authority to encumber, sell or otherwise use in any manner any and all assets of the Partnership and to enter into any authorized contracts on behalf of the Partnership, and such Person shall be entitled to deal with the General Partner or any such officer or representative as if it were the Partnership’s sole party in interest, both legally and beneficially. Each Limited Partner hereby waives, to the fullest extent permitted by law, any and all defenses or other remedies that may be available against such Person to contest, negate or disaffirm any action of the General Partner or any such officer in connection with any such dealing. In no event shall any Person (other than the General Partner and its Affiliates) dealing with the General Partner or any such officer or its representatives be obligated to ascertain that the terms of this Agreement have been complied with or to inquire into the necessity or expedience of any act or action of the General Partner or any such officer or its representatives. Each and every certificate, document or other instrument executed on behalf of the Partnership by the General Partner or its officers or representatives shall be conclusive evidence in favor of any and every Person relying thereon or claiming thereunder that (a) at the time of the execution and delivery of such certificate, document or instrument, this Agreement was in full force and effect, (b) the Person executing and delivering such certificate, document or instrument was duly authorized and empowered to do so for and on behalf of the Partnership and (c) such certificate, document or instrument was duly executed and delivered in accordance with the terms and provisions of this Agreement and is binding upon the Partnership.

Section 7.13 Replacement of Fiduciary Duties. Notwithstanding any other provision of this Agreement, to the extent that, at law or in equity, the General Partner or any other Indemnitee would have duties (including fiduciary duties) to the Partnership, to another Partner, to any Person who acquires an interest in a Partnership Interest or to any other Person bound by this Agreement, all such duties (including fiduciary duties) are hereby eliminated, to the fullest extent permitted by law, and replaced with the duties or standards expressly set forth herein. The elimination of duties (including fiduciary duties) and replacement thereof with the duties or standards expressly set forth herein are approved by the Partnership, each of the Partners, each other Person who acquires an interest in a Partnership Interest and each other Person bound by this Agreement.

ARTICLE VIII

BOOKS, RECORDS, ACCOUNTING AND REPORTS

Section 8.1 Records and Accounting. The General Partner or the Transfer Agent shall keep or cause to be kept appropriate books and records with respect to the Partnership’s business, including the Register and all other books and records necessary to provide to the Limited Partners any information required to be provided pursuant to Section 3.4(a). Any books and records maintained by or on behalf of the Partnership in the regular course of its business, including the Register, books of account and records of Partnership proceedings, may be kept on, or be in the form of, computer disks, hard drives, magnetic tape, photographs, micrographics or any other information storage device; provided, that the books and records so maintained are convertible into clearly legible written form within a reasonable period of time. The books of the Partnership shall be maintained, for financial reporting purposes, on an accrual basis in accordance with U.S. GAAP.

Section 8.2 Fiscal Year. The fiscal year of the Partnership shall be a fiscal year ending December 31.

Section 8.3 Reports.

(a) Whether or not the Partnership is subject to the requirement to file reports with the Commission, as soon as practicable, but in no event later than 115 days after the close of each fiscal year of the Partnership (or such shorter or longer period as required by the Commission, in which case the Partnership shall have such shorter or longer period), the General Partner shall cause to be mailed or made available, by any reasonable means (including posting on or accessible through the Partnership’s or the Commission’s website) to each Record Holder of a Share as of a date selected by the General Partner, an annual report containing financial statements of the Partnership for such fiscal year of the Partnership, presented in accordance with U.S. GAAP, including a balance sheet and statements of operations, Partnership equity and cash flows, such statements to be audited by a firm of independent public accountants selected by the General Partner, and such other information as may be required by applicable law, regulation or rule of the Commission or any National Securities Exchange on which the Shares are listed or admitted to trading, or as the General Partner determines to be necessary or appropriate.

(b) Whether or not the Partnership is subject to the requirement to file reports with the Commission, as soon as practicable, but in no event later than 60 days after the close of each Quarter (or such shorter or longer period as required by the Commission, in which case the Partnership shall have such shorter or longer period) except the last Quarter of each fiscal year, the General Partner shall cause to be mailed or made available, by any reasonable means (including posting on or accessible through the Partnership’s or the Commission’s website) to each Record Holder of a Share, as of a date selected by the General Partner, a report containing unaudited financial statements of the Partnership and such other information as may be required by applicable law, regulation or rule of the Commission or any National Securities Exchange on which the Shares are listed or admitted to trading, or as the General Partner determines to be necessary or appropriate.

ARTICLE IX

TAX MATTERS

Section 9.1 Tax Characterizations, Elections and Information.

(a) The Partnership is authorized and has elected to be treated as an association taxable as a corporation for U.S. federal income tax purposes.

(b) The General Partner shall determine whether the Partnership shall make any other tax elections permitted by the Code or state, local or foreign tax law.

(c) The tax information reasonably required by Record Holders for U.S. federal income tax reporting purposes shall be furnished to Record Holders on or before the date required under the Code and treasury regulations thereunder.

Section 9.2 Withholding. Notwithstanding any other provision of this Agreement, the General Partner is authorized to take any action that may be required to cause the Partnership and other Partnership Group Members to comply with any withholding requirements established under the Code or any other federal, state or local law including pursuant to Sections 1441, 1442, 1445, 1471 and 1472 of the Code, or established under any foreign law. To the extent that the Partnership is required or elects to withhold and pay over to any taxing authority any amount resulting from the allocation or distribution of income to any Partner, the General Partner may treat the amount withheld as a distribution of cash pursuant to Section 6.1 or Section 12.4(c) in the amount of such withholding from such Partner.

ARTICLE X

ADMISSION OF PARTNERS

Section 10.1 Admission of Limited Partners.

(a) Upon the issuance by the Partnership of Common Shares to the WMB Stockholders as described in Article V, such Persons shall, by acceptance of such Partnership Interests, and upon becoming the Record Holders of such Partnership Interests, be admitted to the Partnership as Limited Partners in respect of the Common Shares issued or transferred to them and be bound by this Agreement, all with or without execution of this Agreement by such Persons.

(b) By acceptance of any Limited Partner Interests transferred in accordance with Article IV or acceptance of any Limited Partner Interests issued pursuant to Article V, pursuant to a merger, consolidation or conversion in accordance with Article XIV, each transferee of, or other such Person acquiring, a Limited Partner Interest (including any nominee, agent or representative acquiring such Limited Partner Interests for the account of another Person or Group, which nominee, agent or representative shall be subject to Section 10.1(c) below) (i) shall be admitted to the Partnership as a Limited Partner with respect to the Limited Partner Interests so transferred or issued to such Person when such Person becomes the Record Holder of the Limited Partner Interests so transferred or acquired, (ii) shall become bound, and shall be deemed to have agreed to be bound, by the terms of this Agreement, (iii) shall be deemed to represent that the transferee or acquirer has the capacity, power and authority to enter into this Agreement and (iv) shall be deemed to make any consents, acknowledgements or waivers contained in this Agreement, all with or without execution of this Agreement by such Person. The transfer of any Limited Partner Interests and the admission of any new Limited Partner shall not constitute an amendment to this Agreement. A Person may become a Limited Partner without the consent or approval of any of the Partners. A Person may not become a Limited Partner without acquiring a Limited Partner Interest and becoming the Record Holder of such Limited Partner Interest. The rights and obligations of a Person who is an Ineligible Holder shall be determined in accordance with Section 4.8.

(c) With respect to Shares that are held for a Person’s account by another Person that is the Record Holder (such as a broker, dealer, bank, trust company or clearing corporation, or an agent of any of the foregoing), such Record Holder shall, in exercising the rights of a Limited Partner in respect of such Shares, including the right to vote, on any matter, and unless the arrangement between such Persons provides otherwise, take all action as a Limited Partner by virtue of being the Record Holder of such Shares in accordance with the direction of the Person who is the beneficial owner of such Shares, and the Partnership shall be entitled to assume such Record Holder is so acting without further inquiry. The provisions of this Section 10.1(c) are subject to the provisions of Section 4.3.

(d) The name and mailing address of each Record Holder shall be listed in the Register. The General Partner shall update the Register from time to time as necessary to reflect accurately the information therein (or shall cause the Transfer Agent to do so, as applicable).

(e) Any transfer of a Limited Partner Interest shall not entitle the transferee to share in the profits and losses, to receive distributions, to receive allocations of income, gain, loss, deduction or credit or any similar item or to any other rights to which the transferor was entitled until the transferee becomes a Limited Partner pursuant to Section 10.1(b).

Section 10.2 Admission of Successor General Partner. A successor General Partner approved pursuant to Section 11.1 or Section 11.2 or the transferee of or successor to all of the General Partner Interest pursuant to Section 4.6 who is proposed to be admitted as a successor General Partner shall be admitted to the Partnership as the General Partner, effective immediately prior to the withdrawal or removal of the predecessor or transferring General Partner, pursuant to Section 11.1 or Section 11.2 or the transfer of the General Partner Interest pursuant to Section 4.6; provided, however, that no such successor shall be admitted to the Partnership until compliance with the terms of Section 4.6 has occurred and such successor has executed and delivered such other documents or instruments as may be required to effect such admission. Any such successor is hereby authorized to and shall, subject to the terms hereof, carry on the business of the members of the Partnership Group without dissolution.

Section 10.3 Amendment of Agreement and Certificate of Limited Partnership. To effect the admission to the Partnership of any Partner, the General Partner shall take all steps necessary or appropriate under the Delaware Act to amend the Register and any other records of the Partnership to reflect such admission and, if necessary, to prepare as soon as practicable an amendment to this Agreement and, if required by law, the General Partner shall prepare and file an amendment to the Certificate of Limited Partnership.

ARTICLE XI

WITHDRAWAL OR REMOVAL OF PARTNERS

Section 11.1 Withdrawal of the General Partner.

(a) The General Partner shall be deemed to have withdrawn from the Partnership upon the occurrence of any one of the following events (each such event herein referred to as an “Event of Withdrawal”);

(i) The General Partner voluntarily withdraws from the Partnership by giving written notice to the other Partners;

(ii) The General Partner transfers all of its General Partner Interest pursuant to Section 4.6;

(iii) The General Partner is removed pursuant to Section 11.2;

(iv) The General Partner (A) makes a general assignment for the benefit of creditors; (B) files a voluntary bankruptcy petition for relief under Chapter 7 of the United States Bankruptcy Code; (C) files a petition or answer seeking for itself a liquidation, dissolution or similar relief (but not a reorganization) under any law; (D) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the General Partner in a proceeding of the type described in clauses (A)-(C) of this Section 11.1(a)(iv); or (E) seeks, consents to or acquiesces in the appointment of a trustee (but not a debtor-in-possession), receiver or liquidator of the General Partner or of all or any substantial part of its properties;

(v) A final and non-appealable order of relief under Chapter 7 of the United States Bankruptcy Code is entered by a court with appropriate jurisdiction pursuant to a voluntary or involuntary petition by or against the General Partner; or

(vi) (A) if the General Partner is a corporation, a certificate of dissolution or its equivalent is filed for the General Partner, or 90 days expire after the date of notice to the General Partner of revocation of its charter without a reinstatement of its charter, under the laws of its state of incorporation; (B) if the General Partner is a partnership or a limited liability company, the dissolution and commencement of winding up of the General Partner; (C) if the General Partner is acting in such capacity by virtue of being a trustee of a trust, the termination of the trust; (D) if the General Partner is a natural person, his death or adjudication of incompetency; and (E) otherwise upon the termination of the General Partner.

If an Event of Withdrawal specified in Section 11.1(a)(iv), (v) or (vi)(A), (B), (C) or (E) occurs, the withdrawing General Partner shall give notice to the Limited Partners within 30 days after such occurrence. The Partners hereby agree that only the Events of Withdrawal described in this Section 11.1 shall result in the withdrawal of the General Partner from the Partnership.

(b) Withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall not constitute a breach of this Agreement under the following circumstances: (i) the General Partner voluntarily withdraws by giving at least 90 days’ advance notice to the Shareholders, such withdrawal to take effect on the date specified in such notice or (ii) at any time that the General Partner ceases to be the General Partner pursuant to Section 11.1(a)(ii) or is removed pursuant to Section 11.2. The withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall also constitute the withdrawal of the General Partner as general partner or managing member, if any, to the extent applicable, of the other Partnership Group Members. If the General Partner gives a notice of withdrawal pursuant to Section 11.1(a)(i), the Existing GP Owner may, prior to the effective date of such withdrawal, select a successor General Partner. The Person so selected as successor General Partner shall automatically become the successor general partner or managing member, to the extent applicable, of the other Partnership Group Members of which the General Partner is a general partner or a managing member. If, prior to the effective date of the General Partner’s withdrawal pursuant to Section 11.1(a)(i), a successor is not selected by the Existing GP Owner as provided herein or the Partnership does not receive a Withdrawal Opinion of Counsel, the Partnership shall be dissolved in accordance with Section 12.1 unless the business of the Partnership is continued pursuant to Section 12.2. Any successor General Partner selected in accordance with the terms of this Section 11.1 shall be subject to the provisions of Section 10.2.

Section 11.2 Removal of the General Partner. The General Partner may not be removed unless (i) such removal is approved by the Existing GP Owner, in its sole discretion, and (ii) the MLP General Partner is concurrently removed as the general partner of the MLP in accordance with the MLP Agreement. Any such action by the Existing GP Owner for removal of the General Partner must also provide for the selection of a successor General Partner by the Existing GP Owner. Such removal shall be effective immediately following the admission of a successor General Partner pursuant to Section 10.2. The removal of the General Partner shall also automatically constitute the removal of the General Partner as general partner or managing member, to the extent applicable, of the other Partnership Group Members of which the General Partner is a general partner or a managing member. If a Person is selected as a successor General Partner in accordance with the terms of this Section 11.2, such Person shall, upon admission pursuant to Section 10.2, automatically become a successor general partner or managing member, to the extent applicable, of the other Partnership Group Members of which the General Partner is a general partner or a managing member. The right of the Existing GP Owner to remove the General Partner shall not exist or be exercised unless the Partnership has received an opinion opining as to the matters covered by a Withdrawal Opinion of Counsel. Any successor General Partner selected in accordance with the terms of this Section 11.2 shall be subject to the provisions of Section 10.2.

Section 11.3 Interest of Departing General Partner and Successor General Partner.

(a) In the event of (i) withdrawal of the General Partner under circumstances where such withdrawal does not violate this Agreement or (ii) removal of the General Partner in accordance with Section 11.2, if the successor General Partner is selected in accordance with the terms of Section 11.1 or Section 11.2, the Departing General Partner shall have the option, exercisable prior to the effective date of the withdrawal or removal of such Departing General Partner, to require its successor to purchase (x) its General Partner Interest and its or its Affiliates’ general partner interest (or equivalent interest), if any, in the other Partnership Group Members (collectively, the “GP Interests”) and (y) any MLP Common Units owned by such Departing General Partner or its Affiliates (collectively, the “MLP LP Interests” and, together with the GP Interests, the “Combined Interest”), in exchange for an amount in cash equal to the sum of: (A) the fair market value of such Combined Interest, such amount to be determined and payable as of the effective date of its withdrawal or removal and (B) any state and federal taxes owed by the Departing General Partner or its Affiliates as a result of the sale of the Combined Interests. In addition, the Departing General Partner shall be entitled to receive all reimbursements due such Departing General Partner pursuant to Section 7.4, including any employee-related liabilities (including severance liabilities), incurred in connection with the termination of any employees employed by the Departing General Partner or its Affiliates (other than any Partnership Group Member) for the benefit of the Partnership or the other Partnership Group Members.

For purposes of this Section 11.3(a), the fair market value of the Combined Interest shall take into account an appropriate control premium and be determined by agreement between the Departing General Partner and its successor or, failing agreement within 30 days after the effective date of such Departing General Partner’s withdrawal or removal, by an independent investment banking firm or other independent expert selected by the Departing General Partner and its successor, which, in turn, may rely on other experts, and the determination of which shall be conclusive as to such matter. If such parties cannot agree upon one independent investment banking firm or other independent expert within 45 days after the effective date of such withdrawal or removal, then the Departing General Partner shall designate an independent investment banking firm or other independent expert, the Departing General Partner’s successor shall designate an independent investment banking firm or other independent expert, and such firms or experts shall mutually select a third independent investment banking firm or independent expert, which third independent investment banking firm or other independent expert shall determine the fair market value of the Combined Interest. In making its determination, such third independent investment banking firm or other independent expert may consider the then current trading price of Shares on any National Securities Exchange on which Shares are then listed or admitted to trading, the value of the Partnership’s assets, the rights and obligations of the Departing General Partner or its Affiliates, the value of the Combined Interest (taking into account an appropriate control premium) and other factors it may deem relevant.

(b) If the GP Interests are not purchased in the manner set forth in Section 11.3(a), the Departing General Partner (or its transferee) shall become a Limited Partner and its GP Interests shall be converted into Common Shares pursuant to a valuation (taking into account an appropriate control premium) made by an investment banking firm or other independent expert selected pursuant to Section 11.3(a), without reduction in such Partnership Interest (but subject to proportionate dilution by reason of the admission of its successor). Any successor General Partner shall indemnify the Departing General Partner (or its transferee) as to all debts and liabilities of the Partnership arising on or after the date on which the Departing General Partner (or its transferee) becomes a Limited Partner. For purposes of this Agreement, conversion of the GP Interests of the Departing General Partner to Common Shares will be characterized as if the Departing General Partner (or its transferee) contributed its GP Interests to the Partnership in exchange for the newly issued Common Shares.

Section 11.4 Withdrawal of Limited Partners. No Limited Partner shall have any right to withdraw from the Partnership; provided, however, that when a transferee of a Limited Partner’s Limited Partner Interest becomes a Record Holder of the Limited Partner Interest so transferred, such transferring Limited Partner shall cease to be a Limited Partner with respect to the Limited Partner Interest so transferred.

ARTICLE XII

DISSOLUTION AND LIQUIDATION

Section 12.1 Dissolution. The Partnership shall not be dissolved by the admission of additional Limited Partners or by the admission of a successor General Partner in accordance with the terms of this Agreement. Upon the removal or withdrawal of the General Partner, if a successor General Partner is selected pursuant to Section 11.1, Section 11.2 or Section 12.2, the Partnership shall not be dissolved and such successor General Partner shall continue the business of the Partnership. The Partnership shall dissolve, and (subject to Section 12.2) its affairs shall be wound up, upon:

(a) an Event of Withdrawal of the General Partner as provided in Section 11.1(a) (other than Section 11.1(a)(ii)), unless a successor is selected and a Withdrawal Opinion of Counsel is received as provided in Section 11.1(b) or Section 11.2 and such successor is admitted to the Partnership pursuant to Section 10.2;

(b) an election to dissolve the Partnership by the General Partner that is approved by the holders of a Share Majority;

(c) the entry of a decree of judicial dissolution of the Partnership pursuant to the provisions of the Delaware Act; or

(d) at any time there are no Limited Partners, unless the Partnership is continued without dissolution in accordance with the Delaware Act.

Section 12.2 Continuation of the Business of the Partnership After Dissolution. Upon (a) dissolution of the Partnership following an Event of Withdrawal caused by the withdrawal or removal of the General Partner as provided in Section 11.1(a)(i) or (iii) and the failure of the Existing GP Owner to select a successor to such Departing General Partner pursuant to Section 11.1 or Section 11.2, then, to the maximum extent permitted by law, within 90 days thereafter, or (b) dissolution of the Partnership upon an event constituting an Event of Withdrawal as defined in Section 11.1(a)(iv), (v) or (vi), then, to the maximum extent permitted by law, within 180 days thereafter, the Existing GP Owner may elect to continue the business of the Partnership on the same terms and conditions set forth in this Agreement by appointing a successor General Partner. Unless such an election is made within the applicable time period as set forth above, the Partnership shall conduct only activities necessary to wind up its affairs. If such an election is so made, then:

(i) the Partnership shall continue without dissolution unless earlier dissolved in accordance with this Article XII;

(ii) if the successor General Partner is not the former General Partner, then the interest of the former General Partner shall be treated in the manner provided in Section 11.3; and

(iii) the successor General Partner shall be admitted to the Partnership as General Partner, effective as of the Event of Withdrawal, by agreeing in writing to be bound by this Agreement;

provided, that the right of the Existing GP Owner to select a successor General Partner and to continue the business of the Partnership shall not exist and may not be exercised unless the Partnership has received an Opinion of Counsel that the exercise of the right would not result in the loss of limited liability of any Limited Partner under the Delaware Act.

Section 12.3 Liquidator. Upon dissolution of the Partnership in accordance with the provisions of Article XII, unless the business of the Partnership is continued pursuant to Section 12.2, the General Partner (or, in the event of dissolution pursuant to Section 12.1(a), the holders of a Share Majority) shall select one or more Persons to act as Liquidator. The Liquidator (if other than the General Partner) shall be entitled to receive such compensation for its services as may be approved by a Share Majority. The Liquidator (if other than the General Partner) shall agree not to resign at any time without 15 days’ prior notice and may be removed at any time, with or without cause, by notice of removal approved by holders of a Share Majority. Upon dissolution, removal or resignation of the Liquidator, a successor and substitute Liquidator (who shall have and succeed to all rights, powers and duties of the original Liquidator) shall within 30 days thereafter be approved by holders of a Share Majority. The right to approve a successor or substitute Liquidator in the manner provided herein shall be deemed to refer also to any such successor or substitute Liquidator approved in the manner herein provided. Except as expressly provided in this Article XII, the Liquidator approved in the manner provided herein shall have and may exercise, without further authorization or consent of any of the parties hereto, all of the powers conferred upon the General Partner under the terms of this Agreement (but subject to all of the applicable limitations, contractual and otherwise, upon the exercise of such powers, other than the limitation on sale set forth in Section 7.3) necessary or appropriate to carry out the duties and functions of the Liquidator hereunder for and during the period of time required to complete the winding up and liquidation of the Partnership as provided for herein.

Section 12.4 Liquidation. The Liquidator shall proceed to dispose of the assets of the Partnership, discharge its liabilities, and otherwise wind up its affairs in such manner and over such period as determined by the Liquidator, subject to Section 17-804 of the Delaware Act and the following:

(a) The assets may be disposed of by public or private sale or by distribution in kind to one or more Partners on such terms as the Liquidator and such Partner or Partners may agree. If any property is distributed in kind, the Partner receiving the property shall be deemed for purposes of Section 12.4(c) to have received cash equal to its Fair Market Value, net of liabilities; and contemporaneously therewith, appropriate cash distributions must be made to the other Partners. The Liquidator may defer liquidation or distribution of the Partnership’s assets for a reasonable time if it determines that an immediate sale or distribution of all or some of the Partnership’s assets would be impractical or would cause undue loss to the Partners. The Liquidator may distribute the Partnership’s assets, in whole or in part, in kind if it determines that a sale would be impractical or would cause undue loss to the Partners.

(b) Liabilities of the Partnership include amounts owed to the Liquidator as compensation for serving in such capacity (subject to the terms of Section 12.3) and amounts to Partners otherwise than in respect of their distribution rights under Article VI. With respect to any liability that is contingent, conditional or unmatured or is otherwise not yet due and payable, the Liquidator shall either settle such claim for such amount as it thinks appropriate or establish a reserve of cash or other assets to provide for its payment. When paid, any unused portion of the reserve shall be distributed as additional liquidation proceeds.

(c) All property and all cash in excess of that required to discharge liabilities as provided in Section 12.4(b) shall be distributed to the Common Shareholders, Pro Rata.

Section 12.5 Cancellation of Certificate of Limited Partnership. Upon the completion of the distribution of Partnership cash and property as provided in Section 12.4 in connection with the liquidation of the Partnership, the Certificate of Limited Partnership and all qualifications of the Partnership as a foreign limited partnership in jurisdictions other than the State of Delaware shall be canceled and such other actions as may be necessary to terminate the Partnership shall be taken.

Section 12.6 Return of Contributions. The General Partner shall not be personally liable for, and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate, the return of the Capital Contributions of the Limited Partners or Shareholders, or any portion thereof, it being expressly understood that any such return shall be made solely from assets of the Partnership.

Section 12.7 Waiver of Partition. To the maximum extent permitted by law, each Partner hereby waives any right to partition of the Partnership property.

ARTICLE XIII

AMENDMENT OF PARTNERSHIP AGREEMENT; MEETINGS; RECORD DATE

Section 13.1 Amendments to be Adopted Solely by the General Partner. Each Partner agrees that the General Partner, without the approval of any other Partner, may amend any provision of this Agreement and execute, swear to, acknowledge, deliver, file and record whatever documents may be required in connection therewith, to reflect:

(a) a change in the name of the Partnership, the location of the principal office of the Partnership, the registered agent of the Partnership or the registered office of the Partnership;

(b) admission, substitution, withdrawal or removal of Partners in accordance with this Agreement;

(c) a change that the General Partner determines to be necessary or appropriate to qualify or continue the qualification of the Partnership as a limited partnership or a partnership in which the Limited Partners have limited liability under the laws of any state or to ensure that the Partnership Group Members will not be treated as associations taxable as corporations or otherwise taxed as entities for federal income tax purposes to the extent any such entity is not already taxable as corporation for federal income tax purposes;

(d) a change that the General Partner determines (i) does not adversely affect the Limited Partners considered as a whole or any particular class of Partnership Interests as compared to other classes of Partnership Interests in any material respect, (ii) to be necessary or appropriate to (A) satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute (including the Delaware Act) or (B) facilitate the trading of the Shares or comply with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Shares are or will be listed or admitted to trading, (iii) to be necessary or appropriate in connection with action taken by the General Partner pursuant to Section 5.7 or (iv) is required to effect the intent expressed in the Merger Registration Statement or the intent of the provisions of this Agreement or is otherwise contemplated by this Agreement;

(e) a change in the fiscal year or taxable year of the Partnership and any other changes that the General Partner determines to be necessary or appropriate as a result of a change in the fiscal year or taxable year of the Partnership including a change in the definition of “Quarter” and the dates on which distributions are to be made by the Partnership;

(f) an amendment that is necessary, in the Opinion of Counsel, to prevent the Partnership, or the General Partner or its directors, officers, trustees or agents from in any manner being subjected to the provisions of the Investment Company Act of 1940, as amended, the Investment Advisers Act of 1940, as amended, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, as amended, regardless of whether such are substantially similar to plan asset regulations currently applied or proposed by the United States Department of Labor;

(g) an amendment that (i) sets forth the designations, preferences, rights, powers and duties of any class or series of Partnership Interests or Derivative Partnership Interests issued pursuant to Section 5.5, or (ii) the General Partner determines to be necessary or appropriate in connection with the authorization or issuance of any class or series of Partnership Interests or Derivative Partnership Interests pursuant to Section 5.5;

(h) any amendment expressly permitted in this Agreement to be made by the General Partner acting alone;

(i) an amendment effected, necessitated or contemplated by a Merger Agreement or a Plan of Conversion approved in accordance with Section 14.3;

(j) an amendment that the General Partner determines to be necessary or appropriate to reflect and account for the formation by the Partnership of, or investment by the Partnership in, any corporation, partnership, joint venture, limited liability company or other entity, in connection with the conduct by the Partnership of activities permitted by the terms of Section 2.4;

(k) a merger, conveyance or conversion pursuant to Section 14.3(d) or (e); or

(l) any other amendments substantially similar to the foregoing.

Section 13.2 Amendment Procedures. Amendments to this Agreement may be proposed only by the General Partner. To the fullest extent permitted by law, the General Partner shall have no duty or obligation to propose or approve any amendment to this Agreement and may decline to do so free of any duty or obligation whatsoever to the Partnership, any Limited Partner or any other Person bound by this Agreement, and, in declining to propose or approve an amendment to this Agreement, to the fullest extent permitted by law shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any Partnership Group Member Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity, and the General Partner in determining whether to propose or approve any amendment to this Agreement shall be permitted to do so in its sole and absolute discretion. An amendment to this Agreement shall be effective upon its approval by the General Partner and, except as otherwise provided by Section 13.1 or Section 13.3, the holders of a Share Majority, unless a greater or different percentage of Outstanding Shares is required under this Agreement. Each proposed amendment that requires the approval of the holders of a specified percentage of Outstanding Shares shall be set forth in a writing that contains the text of the proposed amendment. If such an amendment is proposed, the General Partner shall seek the written approval of the requisite percentage of Outstanding Shares or call a meeting of the Shareholders to consider and vote on such proposed amendment. The General Partner shall notify all Record Holders upon final adoption of any amendments. The General Partner shall be deemed to have notified all Record Holders as required by this Section 13.2 if it has posted or made accessible such amendment through the Partnership’s or the Commission’s website.

Section 13.3 Amendment Requirements.

(a) Notwithstanding the provisions of Section 13.1 and Section 13.2, no provision of this Agreement that establishes a percentage of Outstanding Shares (including Shares deemed owned by the General Partner) required to take any action shall be amended, altered, changed, repealed or rescinded in any respect that would have the effect of (i) in the case of any provision of this Agreement other than Section 13.4, reducing such percentage or (ii) in the case of Section 13.4, increasing such percentages, unless such amendment is approved by the written consent or the affirmative vote of holders of Outstanding Shares whose aggregate Outstanding Shares constitute not less than the voting requirement sought to be reduced or increased, as applicable.

(b) Notwithstanding the provisions of Section 13.1 and Section 13.2, no amendment to this Agreement may (i) enlarge the duties or payment obligations of any Limited Partner to the Partnership without its consent, unless such shall be deemed to have occurred as a result of an amendment approved pursuant to Section 13.3(c) or (ii) enlarge the duties or payment obligations of the General Partner or any of its Affiliates to the Partnership, or restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable to, the General Partner or any of its Affiliates, in each case without the General Partner’s consent, which consent may be given or withheld in its sole and absolute discretion.

(c) Except as provided in Section 14.3, and without limitation of the General Partner’s authority to adopt amendments to this Agreement without the approval of any other Partners as contemplated in Section 13.1, any amendment that would have a material adverse effect on the rights or preferences of any class of Partnership Interests in relation to other classes of Partnership Interests must be approved by the holders of not less than a majority of the Outstanding Partnership Interests of the class affected.

(d) Notwithstanding any other provision of this Agreement, except for amendments pursuant to Section 13.1 and except as otherwise provided by Section 14.3(b), no amendments shall become effective without the approval of the holders of at least 90% of the Outstanding Voting Shares voting as a single class unless the Partnership obtains an Opinion of Counsel to the effect that such amendment will not affect the limited liability of any Limited Partner under applicable partnership law of the state under whose laws the Partnership is organized.

(e) Except as provided in Section 13.1, this Section 13.3 shall only be amended with the approval of the holders of at least 90% of the Outstanding Voting Shares.

(f) Notwithstanding any other provisions of this Agreement, no amendment to Section 11.1(b), Section 11.2, Section 11.3 or Section 12.2 shall become effective unless such amendment is approved by the Existing GP Owner, in its sole discretion.

Section 13.4 Special Meetings. All acts of Limited Partners to be taken pursuant to this Agreement shall be taken in the manner provided in this Article XIII. Special meetings of the Limited Partners may be called by the General Partner or by Limited Partners owning 20% or more of the Outstanding Voting Shares of the class or classes for which a meeting is proposed. Limited Partners shall call a special meeting by delivering to the General Partner one or more requests in writing stating that the signing Limited Partners wish to call a special meeting and indicating the specific purposes for which the special meeting is to be called and the class or classes of Shares for which the meeting is proposed. No business may be brought by any Limited Partner before such special meeting except the business listed in the related request. Within 60 days after receipt of such a call from Limited Partners or within such greater time as may be reasonably necessary for the Partnership to comply with any statutes, rules, regulations, listing agreements or similar requirements governing the holding of a meeting or the solicitation of proxies for use at such a meeting, the General Partner shall send a notice of the meeting to the Limited Partners either directly or indirectly. A meeting shall be held at a time and place determined by the General Partner on a date not less than 10 days nor more than 60 days after the time notice of the meeting is given as provided in Section 16.1. Limited Partners shall not be permitted to vote on matters that would cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners’ limited liability under the Delaware Act or the law of any other state in which the Partnership is qualified to do business. If any such vote were to take place, to the fullest extent permitted by law, it shall be deemed null and void to the extent necessary so as not to jeopardize the Limited Partners’ limited liability under the Delaware Act or the law of any other state in which the Partnership is qualified to do business.

Section 13.5 Notice of a Meeting. Notice of a meeting called pursuant to Section 13.4 shall be given to the Record Holders of the class or classes of Shares for which a meeting is proposed in writing by mail or other means of written communication in accordance with Section 16.1.

Section 13.6 Record Date. For purposes of determining the Limited Partners who are Record Holders of the class or classes of Limited Partner Interests entitled to notice of or to vote at a meeting of the Limited Partners or to give approvals without a meeting as provided in Section 13.11, the General Partner shall set a Record Date, which shall not be less than 10 nor more than 60 days before (a) the date of the meeting (unless such requirement conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Shares are listed or admitted to trading or U.S. federal securities laws, in which case the rule, regulation, guideline or requirement of such National Securities Exchange or U.S. federal securities laws shall govern) or (b) in the event that approvals are sought without a meeting, the date by which such Limited Partners are requested in writing by the General Partner to give such approvals.

Section 13.7 Postponement and Adjournment. Prior to the date upon which any meeting of Limited Partners is to be held, the General Partner may postpone such meeting one or more times for any reason by giving notice to each Limited Partner entitled to vote at the meeting so postponed of the place, date and hour at which such meeting would be held. Such notice shall be given not fewer than two days before the date of such meeting and otherwise in accordance with this Article XIII. When a meeting is postponed, a new Record Date need not be fixed unless the aggregate amount of such postponement shall be for more than 45 days after the original meeting date. Any meeting of Limited Partners may be adjourned by the General Partner one or more times for any reason, including the failure of a quorum to be present at the meeting with respect to any proposal or the failure of any proposal to receive sufficient votes for approval. No vote of the Limited Partners shall be required for any adjournment. A meeting of Limited Partners may be adjourned by the General Partner as to one or more proposals regardless of whether action has been taken on other matters. When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting and a new Record Date need not be fixed, if the time and place thereof are announced at the meeting at which the adjournment is taken, unless such adjournment shall be for more than 45 days. At the adjourned meeting, the Partnership may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 45 days or if a new Record Date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given in accordance with this Article XIII.

Section 13.8 Waiver of Notice; Approval of Meeting. The transactions of any meeting of Limited Partners, however called and noticed, and whenever held, shall be as valid as if it had occurred at a meeting duly held after call and notice in accordance with Sections 13.4 and 13.5, if a quorum is present either in person or by proxy. Attendance of a Limited Partner at a meeting shall constitute a waiver of notice of the meeting, except when the Limited Partner attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened; and except that attendance at a meeting is not a waiver of any right to disapprove of any matters submitted for consideration or to object to the failure to submit for consideration any matters required to be included in the notice of the meeting, but not so included, if such objection is expressly made at the beginning of the meeting.

Section 13.9 Quorum; Required Voting for Limited Partner Action.

(a) Except as otherwise provided by this Agreement or required by the rules or regulations of any National Securities Exchange on which the Common Shares are admitted to trading, or applicable law or pursuant to any regulation applicable to the Partnership or its Partnership Interests, the presence, in person or by proxy, of holders of a majority in voting power of the Outstanding Voting Shares of the class or classes for which a meeting has been called (including Outstanding Voting Shares deemed owned by the General Partner and its Affiliates) entitled to vote at the meeting shall constitute a quorum at a meeting of Limited Partners of such class or classes. Abstentions and broker non-votes in respect of such Shares shall be deemed to be Shares present at such meeting for purposes of establishing a quorum. The Limited Partners present at a duly called or held meeting at which a quorum has been established may continue to transact business until adjournment, notwithstanding the exit of enough Limited Partners to leave less than a quorum.

(b) For all matters presented to the Limited Partners holding Outstanding Voting Shares at a meeting at which a quorum is present for which no minimum or other vote of Limited Partners is required by any other provision of this Agreement, the rules or regulations of any National Securities Exchange on which the Common Shares are admitted to trading, or applicable law or pursuant to any regulation applicable to the Partnership or its Partnership Interests, a majority of the votes cast by the Limited Partners holding Outstanding Voting Shares shall be deemed to constitute the act of all Limited Partners (with abstentions and broker non-votes being deemed to not have been cast with respect to such matter). On any matter where a minimum or other vote of Limited Partners holding Outstanding Voting Shares is provided by any other provision of this Agreement or required by the rules or regulations of any National Securities Exchange on which the Common Shares are admitted to trading, or applicable law or pursuant to any regulation applicable to the Partnership or its Partnership Interests, such minimum or other vote shall be the vote of Limited Partners required to approve such matter (with the effect of abstentions and broker non-votes to be determined as specified by such applicable rule, regulation or law; provided that if the effect of abstentions and broker non-votes is not specified by such other provision of this

Agreement or applicable rule, regulation or law, and there is no prevailing interpretation of such effect, then abstentions and broker non-votes shall be deemed to not have been cast with respect to such matter; provided further, that, for the avoidance of doubt, with respect to any matter on which this Agreement requires the approval of a specified percentage of the Outstanding Voting Shares, abstentions and broker non-votes shall be counted as votes against such matter).

Section 13.10 Conduct of a Meeting. The General Partner shall have full power and authority concerning the manner of conducting any meeting of the Limited Partners or solicitation of approvals in writing, including the determination of Persons entitled to vote, the existence of a quorum, the satisfaction of the requirements of Section 13.4, the conduct of voting, the validity and effect of any proxies and the determination of any controversies, votes or challenges arising in connection with or during the meeting or voting. The General Partner shall designate a Person to serve as chairman of any meeting and shall further designate a Person to take the minutes of any meeting. All minutes shall be kept with the records of the Partnership maintained by the General Partner. The General Partner may make such other regulations consistent with applicable law and this Agreement as it may deem advisable concerning the conduct of any meeting of the Limited Partners or solicitation of approvals in writing, including regulations in regard to the appointment of proxies, the appointment and duties of inspectors of votes and approvals, the submission and examination of proxies and other evidence of the right to vote, and the submission and revocation of approvals in writing.

Section 13.11 Action Without a Meeting. If authorized by the General Partner, any action that may be taken at a meeting of the Limited Partners may be taken without a meeting if an approval in writing setting forth the action so taken is signed by Limited Partners owning not less than the minimum percentage of the Outstanding Voting Shares (including Shares deemed owned by the General Partner and its Affiliates) that would be necessary to authorize or take such action at a meeting at which all the Limited Partners were present and voted (unless such provision conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Shares are listed or admitted to trading, in which case the rule, regulation, guideline or requirement of such National Securities Exchange shall govern). Prompt notice of the taking of action without a meeting shall be given to the Limited Partners who have not approved in writing. The General Partner may specify that any written ballot submitted to Limited Partners for the purpose of taking any action without a meeting shall be returned to the Partnership within the time period, which shall be not less than 20 days, specified by the General Partner. If a ballot returned to the Partnership does not vote all of the Outstanding Voting Shares held by such Limited Partners, the Partnership shall be deemed to have failed to receive a ballot for the Outstanding Voting Shares that were not voted. If approval of the taking of any permitted action by the Limited Partners is solicited by any Person other than by or on behalf of the General Partner, the written approvals shall have no force and effect unless and until (a) approvals sufficient to take the action proposed are deposited with the Partnership in care of the General Partner, (b) approvals sufficient to take the action proposed are dated as of a date not more than 90 days prior to the date sufficient approvals are first deposited with the Partnership and (c) an Opinion of Counsel is delivered to the General Partner to the effect that the exercise of such right and the action proposed to be taken with respect to any particular matter (i) will not cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners’ limited liability, and (ii) is otherwise permissible under the state statutes then governing the rights, duties and liabilities of the Partnership and the Partners.

Section 13.12 Right to Vote and Related Matters.

(a) Only those Record Holders of the Outstanding Voting Shares on the Record Date set pursuant to Section 13.6 (and also subject to the limitations contained in the definition of “Outstanding”) shall be entitled to notice of, and to vote at, a meeting of Limited Partners or to act with respect to matters as to which the holders of the Outstanding Voting Shares have the right to vote or to act. All references in this Agreement to votes of, or other acts that may be taken by, the Outstanding Voting Shares shall be deemed to be references to the votes or acts of the Record Holders of such Outstanding Voting Shares.

(b) With respect to Shares that are held for a Person’s account by another Person that is the Record Holder (such as a broker, dealer, bank, trust company or clearing corporation, or an agent of any of the foregoing), such Record Holder shall, in exercising the voting rights in respect of such Shares on any matter, and unless the arrangement between such Persons provides otherwise, vote such Shares in favor of, and in accordance with the direction of, the Person who is the beneficial owner of such Shares, and the Partnership shall be entitled to assume such Record Holder is so acting without further inquiry. The provisions of this Section 13.12(b) (as well as all other provisions of this Agreement) are subject to the provisions of Section 4.3.

ARTICLE XIV

MERGER, CONSOLIDATION OR CONVERSION

Section 14.1 Authority. The Partnership may merge or consolidate with or into one or more corporations, limited liability companies, statutory trusts or associations, real estate investment trusts, common law trusts or unincorporated businesses, including a partnership (whether general or limited (including a limited liability limited partnership)) or convert into any such entity, whether such entity is formed under the laws of the State of Delaware or any other state of the United States of America or any other country, pursuant to a written plan of merger or consolidation (“Merger Agreement”) or a written plan of conversion (“Plan of Conversion”), as the case may be, in accordance with this Article XIV.

Section 14.2 Procedure for Merger, Consolidation or Conversion.

(a) Merger, consolidation or conversion of the Partnership pursuant to this Article XIV requires the prior consent of the General Partner; provided, however, that, to the fullest extent permitted by law, the General Partner shall have no duty or obligation to consent to any merger, consolidation or conversion of the Partnership and may decline to do so free of any duty or obligation whatsoever to the Partnership or any Limited Partner and, in declining to consent to a merger, consolidation or conversion, shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity, and the General Partner in determining whether to consent to any merger, consolidation or conversion of the Partnership shall be permitted to do so in its sole and absolute discretion.

(b) If the General Partner shall determine to consent to the merger or consolidation, the General Partner shall approve the Merger Agreement, which shall set forth, to the extent applicable:

(i) the name and state or country of domicile of each of the business entities proposing to merge or consolidate;

(ii) the name and state of domicile of the business entity that is to survive the proposed merger or consolidation (the “Surviving Business Entity”);

(iii) the terms and conditions of the proposed merger or consolidation;

(iv) the manner and basis of exchanging or converting the equity securities of each constituent business entity for, or into, cash, property or interests, rights, securities or obligations of the Surviving Business Entity; and (A) if any general or limited partner interests, securities or rights of any constituent business entity are not to be exchanged or converted solely for, or into, cash, property or general or limited partner interests, rights, securities or obligations of the Surviving Business Entity, the cash, property or interests, rights, securities or obligations of any general or limited partnership, corporation, trust, limited liability company, unincorporated business or other entity (other than the Surviving Business Entity) which the holders of such general or limited partner interests, securities or rights are to receive in exchange for, or upon conversion of their interests, securities or rights, and (B) in the case of securities represented by certificates, upon the surrender of such certificates, which cash, property or general or limited partner interests, rights, securities or obligations of the Surviving Business Entity or any general or limited partnership, corporation, trust, limited liability company, unincorporated business or other entity (other than the Surviving Business Entity), or evidences thereof, are to be delivered;

(v) a statement of any changes in the constituent documents or the adoption of new constituent documents (the articles or certificate of incorporation or formation, articles of trust, declaration of trust, certificate or agreement of limited partnership, operating agreement or other similar charter or governing document) of the Surviving Business Entity to be effected by such merger or consolidation;

(vi) the effective time of the merger, which may be the date of the filing of the certificate of merger pursuant to Section 14.4 or a later date specified in or determinable in accordance with the Merger Agreement (provided, that if the effective time of the merger is to be later than the date of the filing of such certificate of merger, the effective time shall be fixed at a date or time certain at or prior to the time of the filing of such certificate of merger and stated therein); and

(vii) such other provisions with respect to the proposed merger or consolidation that the General Partner determines to be necessary or appropriate.

(c) If the General Partner shall determine to consent to the conversion, the General Partner shall approve the Plan of Conversion, which shall set forth, to the extent applicable:

(i) the name of the converting entity and the converted entity;

(ii) a statement that the Partnership is continuing its existence in the organizational form of the converted entity;

(iii) a statement as to the type of entity that the converted entity is to be and the state or country under the laws of which the converted entity is to be incorporated, formed or organized;

(iv) the manner and basis of exchanging or converting the equity securities of each constituent business entity for, or into, cash, property or interests, rights, securities or obligations of the converted entity;

(v) in an attachment or exhibit, the certificate of limited partnership of the Partnership;

(vi) in an attachment or exhibit, the certificate of limited partnership, articles of incorporation, or other organizational documents of the converted entity;

(vii) the effective time of the conversion, which may be the date of the filing of the certificate of conversion or a later date specified in or determinable in accordance with the Plan of Conversion (provided, that if the effective time of the conversion is to be later than the date of the filing of such certificate of conversion, the effective time shall be fixed at a date or time certain at or prior to the time of the filing of such certificate of conversion and stated therein); and

(viii) such other provisions with respect to the proposed conversion that the General Partner determines to be necessary or appropriate.

Section 14.3 Approval by Limited Partners.

(a) Except as provided in Section 14.3(d) or Section 14.3(e), the General Partner, upon its approval of the Merger Agreement or the Plan of Conversion, as the case may be, shall direct that the Merger Agreement or the Plan of Conversion, as applicable, be submitted to a vote of Limited Partners, whether at a special meeting or by written consent, in either case in accordance with the requirements of Article XIII. A copy or a summary of the Merger Agreement or the Plan of Conversion, as the case may be, shall be included in or enclosed with the notice of a special meeting or the written consent and, subject to any applicable requirements of Regulation 14A pursuant to the Exchange Act or successor provision, no other disclosure regarding the proposed merger, consolidation or conversion shall be required.

(b) Except as provided in Section 14.3(d) or Section 14.3(e), the Merger Agreement or Plan of Conversion, as the case may be, shall be approved upon receiving the affirmative vote or consent of the holders of a Share Majority unless the Merger Agreement or Plan of Conversion, as the case may be, effects an amendment to any provision of this Agreement that, if contained in an amendment to this Agreement adopted pursuant to Article XIII, would require for its approval the vote or consent of a greater percentage of the Outstanding Voting Shares or of any class of Limited Partners, in which case such greater percentage vote or consent shall be required for approval of the Merger Agreement or the Plan of Conversion, as the case may be.

(c) Except as provided in Section 14.3(d) or Section 14.3(e), after such approval by vote or consent of the Limited Partners, and at any time prior to the filing of the certificate of merger or certificate of conversion pursuant to Section 14.4, the merger, consolidation or conversion may be abandoned pursuant to provisions therefor, if any, set forth in the Merger Agreement or Plan of Conversion, as the case may be.

(d) Notwithstanding anything else contained in this Article XIV or in this Agreement, the General Partner is permitted, without Limited Partner approval, to convert the Partnership or any Partnership Group Member into a new limited liability entity, to merge the Partnership or any Partnership Group Member into, or convey all of the Partnership’s assets to, another limited liability entity that shall be newly formed and shall have no assets, liabilities or operations at the time of such conversion, merger or conveyance other than those it receives from the Partnership or other Partnership Group Member if (i) the General Partner has received an Opinion of Counsel that the conversion, merger or conveyance, as the case may be, would not result in the loss of limited liability under the laws of the jurisdiction governing the other limited liability entity (if that jurisdiction is not Delaware) of any Limited Partner as compared to its limited liability under the Delaware Act, (ii) the sole purpose of such conversion, merger, or conveyance is to effect a mere change in the legal form of the Partnership into another limited liability entity and (iii) the General Partner determines that the governing instruments of the new entity provide the Limited Partners and the General Partner with substantially the same rights and obligations as are herein contained.

(e) Additionally, notwithstanding anything else contained in this Article XIV or in this Agreement, the General Partner is permitted, without Limited Partner approval, to merge or consolidate the Partnership with or into another entity if (i) the General Partner has received an Opinion of Counsel that the merger or consolidation, as the case may be, would not result in the loss of the limited liability of any Limited Partner, (ii) the merger or consolidation would not result in an amendment to this Agreement, other than any amendments that could be adopted pursuant to Section 13.1, (iii) except in the case of a consolidation, the Partnership is the Surviving Business Entity and (iv) each Share Outstanding immediately prior to the effective date of the merger or consolidation is to be an identical Share of the Partnership after the effective date of the merger or consolidation.

(f) Pursuant to Section 17-211(g) of the Delaware Act, an agreement of merger or consolidation approved in accordance with this Article XIV may (i) effect any amendment to this Agreement or (ii) effect the adoption of a new partnership agreement for the Partnership if it is the Surviving Business Entity. Any such amendment or adoption made pursuant to this Section 14.3 shall be effective at the effective time or date of the merger or consolidation.

Section 14.4 Certificate of Merger or Certificate of Conversion. Upon the required approval by the General Partner and the Shareholders of a Merger Agreement or the Plan of Conversion, as the case may be, a certificate of merger or certificate of conversion or other filing, as applicable, shall be executed and filed with the Secretary of State of the State of Delaware or the appropriate filing office of any other jurisdiction, as applicable, in conformity with the requirements of the Delaware Act or other applicable law.

Section 14.5 Effect of Merger, Consolidation or Conversion.

(a) At the effective time of the merger or consolidation:

(i) all of the rights, privileges and powers of each of the business entities that has merged or consolidated, and all property, real, personal and mixed, and all debts due to any of those business entities and all other things and causes of action belonging to each of those business entities, shall be vested in the Surviving Business Entity and after the merger or consolidation shall be the property of the Surviving Business Entity to the extent they were of each constituent business entity;

(ii) the title to any real property vested by deed or otherwise in any of those constituent business entities shall not revert and is not in any way impaired because of the merger or consolidation;

(iii) all rights of creditors and all liens on or security interests in property of any of those constituent business entities shall be preserved unimpaired; and

(iv) all debts, liabilities and duties of those constituent business entities shall attach to the Surviving Business Entity and may be enforced against it to the same extent as if the debts, liabilities and duties had been incurred or contracted by it.

(b) At the effective time of the conversion:

(i) the Partnership shall continue to exist, without interruption, but in the organizational form of the converted entity rather than in its prior organizational form;

(ii) all rights, title, and interests to all real estate and other property owned by the Partnership shall continue to be owned by the converted entity in its new organizational form without reversion or impairment, without further act or deed, and without any transfer or assignment having occurred, but subject to any existing liens or other encumbrances thereon;

(iii) all liabilities and obligations of the Partnership shall continue to be liabilities and obligations of the converted entity in its new organizational form without impairment or diminution by reason of the conversion;

(iv) all rights of creditors or other parties with respect to or against the prior interest holders or other owners of the Partnership in their capacities as such in existence as of the effective time of the conversion will continue in existence as to those liabilities and obligations and may be pursued by such creditors and obligees as if the conversion did not occur;

(v) a proceeding pending by or against the Partnership or by or against any of Partners in their capacities as such may be continued by or against the converted entity in its new organizational form and by or against the prior partners without any need for substitution of parties; and

(vi) the Partnership Interests that are to be converted into partnership interests, shares, evidences of ownership, or other securities in the converted entity as provided in the Plan of Conversion shall be so converted, and Partners shall be entitled only to the rights provided in the Plan of Conversion.

ARTICLE XV

RIGHT TO ACQUIRE LIMITED PARTNER INTERESTS

Section 15.1 Right to Acquire Limited Partner Interests.

(a) Notwithstanding any other provision of this Agreement, if at any time the General Partner and its Affiliates hold more than 90% of the total Limited Partner Interests of any class then Outstanding, the General Partner shall then have the right, which right it may assign and transfer in whole or in part to the Partnership or any Affiliate of the General Partner, exercisable at its option, to purchase all, but not less than all, of such Limited Partner Interests of such class then Outstanding held by Persons other than the General Partner and its Affiliates, at the greater of (x) the Current Market Price as of the date three Business Days prior to the date that the notice described in Section 15.1(b) is mailed and (y) the highest price paid by the General Partner or any of its Affiliates for any such Limited Partner Interest of such class purchased during the 90-day period preceding the date that the notice described in Section 15.1(b) is mailed.

(b) If the General Partner, any Affiliate of the General Partner or the Partnership elects to exercise the right to purchase Limited Partner Interests granted pursuant to Section 15.1(a), the General Partner shall deliver to the applicable Transfer Agent notice of such election to purchase (the “Notice of Election to Purchase”) and shall cause the Transfer Agent to mail a copy of such Notice of Election to Purchase to the Record Holders of Limited Partner Interests of such class (as of a Record Date selected by the General Partner), together with such information as may be required by law, rule or regulation, at least 10, but not more than 60, days prior to the Purchase Date. Such Notice of Election to Purchase shall also be filed and distributed as may be required by the Commission or any National Securities Exchange on which such Limited Partner Interests are listed. The Notice of Election to Purchase shall specify the Purchase Date and the price (determined in accordance with Section 15.1(a)) at which Limited Partner Interests will be purchased and state that the General Partner, its Affiliate or the Partnership, as the case may be, elects to purchase such Limited Partner Interests, upon surrender of Certificates representing such Limited Partner Interests, in the case of Limited Partner Interests evidenced by Certificates, or instructions agreeing to such redemption in exchange for payment, at such office or offices of the Transfer Agent as the Transfer Agent may specify, or as may be required by any National Securities Exchange on which such Limited Partner Interests are listed. Any such Notice of Election to Purchase mailed to a Record Holder of Limited Partner Interests at his address as reflected in the Register shall be conclusively presumed to have been given regardless of whether the owner receives such notice. On or prior to the Purchase Date, the General Partner, its Affiliate or the Partnership, as the case may be, shall deposit with the Transfer Agent or exchange agent cash in an amount sufficient to pay the aggregate purchase price of all of such Limited Partner Interests to be purchased in accordance with this Section 15.1. If the Notice of Election to Purchase shall have been duly given as aforesaid at least 10 days prior to the Purchase Date, and if on or prior to the Purchase Date the deposit described in the preceding sentence has been made for the benefit of the holders of Limited Partner Interests subject to purchase as provided herein, then from and after the Purchase Date, notwithstanding that any Certificate or redemption instructions shall not have been surrendered for purchase or provided, respectively, all rights of the holders of such Limited Partner Interests (including any rights pursuant to Article IV, Article V, Article VI, and Article XII) shall thereupon cease, except the right to receive the purchase price (determined in accordance with Section 15.1(a)) for Limited Partner Interests therefor, without interest, upon surrender to the Transfer Agent of the Certificates representing such Limited Partner Interests, in the case of Limited Partner Interests evidenced by Certificates, or instructions agreeing to such redemption, and such Limited Partner Interests shall thereupon be deemed to be transferred to the General Partner, its Affiliate or the Partnership, as the case may be, in the Register, and the General Partner or any Affiliate of the General Partner, or the Partnership, as the case may be, shall be deemed to be the Record Holder of all such Limited Partner Interests from and after the Purchase Date and shall have all rights as the Record Holder of such Limited Partner Interests (including all rights as owner of such Limited Partner Interests pursuant to Article IV, Article V, Article VI and Article XII).

(c) In the case of Limited Partner Interests evidenced by Certificates, at any time from and after the Purchase Date, a holder of an Outstanding Limited Partner Interest subject to purchase as provided in this

Section 15.1 may surrender his Certificate evidencing such Limited Partner Interest to the Transfer Agent in exchange for payment of the amount described in Section 15.1(a) therefor, without interest thereon, in accordance with procedures set forth by the General Partner.

ARTICLE XVI

GENERAL PROVISIONS

Section 16.1 Addresses and Notices; Written Communications.

(a) Any notice, demand, request, report or proxy materials required or permitted to be given or made to a Partner under this Agreement shall be in writing and shall be deemed given or made when delivered in person or when sent by first class United States mail or by other means of written communication to the Partner at the address described below. Except as otherwise provided herein, any notice, payment or report to be given or made to a Partner hereunder shall be deemed conclusively to have been given or made, and the obligation to give such notice or report or to make such payment shall be deemed conclusively to have been fully satisfied, upon sending of such notice, payment or report to the Record Holder of such Partnership Interests at his address as shown in the Register, regardless of any claim of any Person who may have an interest in such Partnership Interests by reason of any assignment or otherwise. Notwithstanding the foregoing, if (i) a Partner shall consent to receiving notices, demands, requests, reports or proxy materials via electronic mail or by the Internet or (ii) the rules of the Commission shall permit any report or proxy materials to be delivered electronically or made available via the Internet, any such notice, demand, request, report or proxy materials shall be deemed given or made when delivered or made available via such mode of delivery. An affidavit or certificate of making of any notice, payment or report in accordance with the provisions of this Section 16.1 executed by the General Partner, the Transfer Agent or the mailing organization shall be prima facie evidence of the giving or making of such notice, payment or report. If any notice, payment or report addressed to a Record Holder at the address of such Record Holder appearing in the Register is returned by the United States Postal Service marked to indicate that the United States Postal Service is unable to deliver it, such notice, payment or report and any subsequent notices, payments and reports shall be deemed to have been duly given or made without further mailing (until such time as such Record Holder or another Person notifies the Transfer Agent or the Partnership of a change in his address) if they are available for the Partner at the principal office of the Partnership for a period of one year from the date of the giving or making of such notice, payment or report to the other Partners. Any notice to the Partnership shall be deemed given if received by the General Partner at the principal office of the Partnership designated pursuant to Section 2.3. The General Partner may rely and shall be protected in relying on any notice or other document from a Partner or other Person if believed by it to be genuine.

(b) The terms “in writing,” “written communications,” “written notice” and words of similar import shall be deemed satisfied under this Agreement by use of e-mail and other forms of electronic communication.

Section 16.2 Further Action. The parties shall execute and deliver all documents, provide all information and take or refrain from taking action as may be necessary or appropriate to achieve the purposes of this Agreement.

Section 16.3 Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives and permitted assigns.

Section 16.4 Integration. This Agreement constitutes the entire agreement among the parties hereto relating to the subject matter hereof and supersedes all prior agreements or understandings with respect to the subject matter hereof.

Section 16.5 Creditors. None of the provisions of this Agreement shall be for the benefit of, or shall be enforceable by, any creditor of the Partnership.

Section 16.6 Waiver. No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute waiver of any such breach of any other covenant, duty, agreement or condition.

Section 16.7 Third-Party Beneficiaries. Each Partner agrees that (a) any Indemnitee shall be entitled to assert rights and remedies hereunder as a third-party beneficiary hereto with respect to those provisions of this Agreement affording a right, benefit or privilege to such Indemnitee and (b) any Unrestricted Person shall be entitled to assert rights and remedies hereunder as a third-party beneficiary hereto with respect to those provisions of this Agreement affording a right, benefit or privilege to such Unrestricted Person.

Section 16.8 Counterparts. This Agreement may be executed in counterparts, all of which together shall constitute an agreement binding on all the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart. Each party shall become bound by this Agreement immediately upon affixing its signature hereto or, in the case of a Person acquiring a Limited Partner Interest, pursuant to Section 10.1(a) or Section 10.1(b) without execution hereof.

Section 16.9 Applicable Law; Forum; Venue and Jurisdiction; Waiver of Trial by Jury.

(a) This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to the principles of conflicts of law.

(b) Each of the Partners and each Person or Group holding any beneficial interest in the Partnership (whether through a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing or otherwise):

(i) irrevocably agrees that any claims, suits, actions or proceedings (A) arising out of or relating in any way to this Agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of this Agreement or the duties, obligations or liabilities among Partners or of Partners to the Partnership, or the rights or powers of, or restrictions on, the Partners or the Partnership), (B) brought in a derivative manner on behalf of the Partnership, (C) asserting a claim of breach of a duty (including a fiduciary duty) owed by any director, officer, or other employee of the Partnership, the General Partner or any Affiliate of the General Partner, or owed by the General Partner, to the Partnership or the Partners, (D) asserting a claim arising pursuant to any provision of the Delaware Act or (E) asserting a claim governed by the internal affairs doctrine shall be exclusively brought in the Court of Chancery of the State of Delaware (or, if such court does not have subject matter jurisdiction, any other court located in the State of Delaware with subject matter jurisdiction), in each case regardless of whether such claims, suits, actions or proceedings sound in contract, tort, fraud or otherwise, are based on common law, statutory, equitable, legal or other grounds, or are derivative or direct claims;

(ii) irrevocably submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or, if such court does not have subject matter jurisdiction, any other court located in the State of Delaware with subject matter jurisdiction) in connection with any such claim, suit, action or proceeding;

(iii) agrees not to, and waives any right to, assert in any such claim, suit, action or proceeding that (A) it is not personally subject to the jurisdiction of the Court of Chancery of the State of Delaware (or, if such court does not have subject matter jurisdiction, any other court located in the State of Delaware with subject matter jurisdiction) or of any other court to which proceedings in the Court of Chancery of the State of Delaware (or such other courts located in the State of Delaware) may be appealed, (B) such claim, suit, action or proceeding is brought in an inconvenient forum, or (C) the venue of such claim, suit, action or proceeding is improper;

(iv) expressly waives any requirement for the posting of a bond by a party bringing such claim, suit, action or proceeding; and

(v) consents to process being served in any such claim, suit, action or proceeding by mailing, certified mail, return receipt requested, a copy thereof to such party at the address in effect for notices hereunder, and agrees that such services shall constitute good and sufficient service of process and notice thereof; provided, nothing in clause (v) hereof shall affect or limit any right to serve process in any other manner permitted by law.

Section 16.10 Invalidity of Provisions. If any provision or part of a provision of this Agreement is or becomes for any reason, invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions and/or parts thereof contained herein shall not be affected thereby and this Agreement shall, to the fullest extent permitted by law, be reformed and construed as if such invalid, illegal or unenforceable provision, or part of a provision, had never been contained herein, and such provisions and/or part shall be reformed so that it would be valid, legal and enforceable to the maximum extent possible.

Section 16.11 Consent of Partners. Each Partner hereby expressly consents and agrees that, whenever in this Agreement it is specified that an action may be taken upon the affirmative vote or consent of less than all of the Partners, such action may be so taken upon the concurrence of less than all of the Partners and each Partner shall be bound by the results of such action.

Section 16.12 Facsimile and Email Signatures. The use of facsimile signatures and signatures delivered by email in portable document (.pdf) or similar format affixed in the name and on behalf of the Transfer Agent of the Partnership on certificates representing Limited Partner Interests is expressly permitted by this Agreement.

[Signature page follows.]

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first written above.

GENERAL PARTNER:

ENERGY TRANSFER CORP GP, LLC

By:

ORGANIZATIONAL LIMITED PARTNER:

By:
Kelcy L. Warren

[Signature Page to First Amended and Restated Agreement of Limited Partnership of Energy Transfer Corp LP]

EXHIBIT A

to the First Amended and Restated

Agreement of Limited Partnership of

Energy Transfer Corp LP

Certificate Evidencing Common Shares

Representing Limited Partner Interests in

Energy Transfer Corp LP

No.	Common Shares

In accordance with Section 4.1 of the First Amended and Restated Agreement of Limited Partnership of Energy Transfer Corp LP, as amended, supplemented or restated from time to time (the “Partnership Agreement”), Energy Transfer Corp LP, a Delaware limited partnership (the “Partnership”), hereby certifies that              (the “Holder”) is the registered owner of Common Shares representing limited partner interests in the Partnership (the “Common Shares”) transferable on the books of the Partnership, in person or by duly authorized attorney, upon surrender of this Certificate properly endorsed. The rights, preferences and limitations of the Common Shares are set forth in, and this Certificate and the Common Shares represented hereby are issued and shall in all respects be subject to the terms and provisions of, the Partnership Agreement. Copies of the Partnership Agreement are on file at, and will be furnished without charge on delivery of written request to the Partnership at, the principal office of the Partnership located at 8111 Westchester Drive, Dallas, Texas 75255. Capitalized terms used herein but not defined shall have the meanings given them in the Partnership Agreement.

THE HOLDER OF THIS SECURITY ACKNOWLEDGES FOR THE BENEFIT OF ENERGY TRANSFER CORP LP THAT THIS SECURITY MAY NOT BE TRANSFERRED IF SUCH TRANSFER (AS DEFINED IN THE PARTNERSHIP AGREEMENT) WOULD (A) VIOLATE THE THEN APPLICABLE FEDERAL OR STATE SECURITIES LAWS OR RULES AND REGULATIONS OF THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR ANY OTHER GOVERNMENTAL AUTHORITY WITH JURISDICTION OVER SUCH TRANSFER, OR (B) TERMINATE THE EXISTENCE OR QUALIFICATION OF ENERGY TRANSFER CORP LP UNDER THE LAWS OF THE STATE OF DELAWARE. THIS SECURITY MAY BE SUBJECT TO ADDITIONAL RESTRICTIONS ON ITS TRANSFER PROVIDED IN THE PARTNERSHIP AGREEMENT. COPIES OF SUCH AGREEMENT MAY BE OBTAINED AT NO COST BY WRITTEN REQUEST MADE BY THE RECORD HOLDER OF THIS SECURITY TO THE SECRETARY OF THE GENERAL PARTNER AT THE PRINCIPAL OFFICE OF THE PARTNERSHIP. THE RESTRICTIONS SET FORTH ABOVE SHALL NOT PRECLUDE THE SETTLEMENT OF ANY TRANSACTIONS INVOLVING THIS SECURITY ENTERED INTO THROUGH THE FACILITIES OF ANY NATIONAL SECURITIES EXCHANGE ON WHICH THIS SECURITY IS LISTED OR ADMITTED TO TRADING.

The Holder, by accepting this Certificate, is deemed to have (i) requested admission as, and agreed to become, a Limited Partner and to have agreed to comply with and be bound by and to have executed the Partnership Agreement, (ii) represented and warranted that the Holder has all right, power and authority and, if an individual, the capacity necessary to enter into the Partnership Agreement and (iii) made the waivers and given the consents and approvals contained in the Partnership Agreement.

This Certificate shall not be valid for any purpose unless it has been countersigned and registered by the Transfer Agent and Registrar. This Certificate shall be governed by and construed in accordance with the laws of the State of Delaware.

Dated:	Energy Transfer Corp LP

Counter signed and Registered by:	By:	Energy Transfer Corp GP, LLC, its general partner
, as Transfer Agent and Registrar

By:	By:
Secretary

Name:

[Reverse of Certificate]

ABBREVIATIONS

The following abbreviations, when used in the inscription on the face of this Certificate, shall be construed as follows according to applicable laws or regulations:

TEN COM – as tenants in common	UNIF GIFT/TRANSFERS MIN ACT
TEN ENT – as tenants by the entireties	Custodian
(Cust) Minor
JT TEN – as joint tenants with right of survivorship and not as tenants in common	Under Uniform Gifts/Transfers to CD Minors Act (State)

Additional abbreviations, though not in the above list, may also be used.

ASSIGNMENT OF COMMON SHARES OF

ENERGY TRANSFER CORP LP

FOR VALUE RECEIVED,              hereby assigns, conveys, sells and transfers unto

(Please print or typewrite name and address of assignee)	(Please insert Social Security or other identifying number of assignee)

Common Shares representing limited partner interests evidenced by this Certificate, subject to the Partnership Agreement, and does hereby irrevocably constitute and appoint as its attorney-in-fact with full power of substitution to transfer the same on the books of Energy Transfer Corp LP

Date:	NOTE: The signature to any endorsement hereon must correspond with the name as written upon the face of this Certificate in every particular, without alteration, enlargement or change.
THE SIGNATURE(S) MUST BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION (BANKS, STOCKBROKERS, SAVINGS AND LOAN ASSOCIATIONS AND CREDIT UNIONS WITH MEMBERSHIP IN AN APPROVED SIGNATURE GUARANTEE MEDALLION PROGRAM), PURSUANT TO S.E.C. RULE 17Ad-15	(Signature) (Signature)

No transfer of the Common Shares evidenced hereby will be registered on the books of the Partnership, unless the Certificate evidencing the Common Shares to be transferred is surrendered for registration or transfer.

ANNEX D: GLOSSARY OF TERMS

The terms defined in this Annex D are used throughout this proxy statement/prospectus:

/d	per day

AmeriGas	AmeriGas Partners, L.P.

AOCI	accumulated other comprehensive income (loss)

AROs	asset retirement obligations

Bbls	Barrels

Bcf	billion cubic feet

Btu	British thermal unit, an energy measurement used by gas companies to convert the volume of gas used to its heat equivalent, and thus calculate the actual energy content

capacity	capacity of a pipeline, processing plant or storage facility refers to the maximum capacity under normal operating conditions and, with respect to pipeline transportation capacity, is subject to multiple factors (including natural gas injections and withdrawals at various delivery points along the pipeline and the utilization of compression) which may reduce the throughput capacity from specified capacity levels

CFTC	Commodities Futures Trading Commission

Citrus	Citrus, LLC, which owns 100% of FGT

Class D Units	ETE’s Convertible Class D Units

Code	Internal Revenue Code of 1986, as amended

CrossCountry	CrossCountry Energy, LLC

Dodd-Frank Act	Dodd-Frank Wall Street Reform and Consumer Protection Act

DOT	U.S. Department of Transportation

DRULPA	Delaware Revised Uniform Limited Partnership Act

Enterprise	Collectively, Enterprise Products Partners L.P. and Enterprise Operating LLC

EPA	U.S. Environmental Protection Agency

ERISA	Employee Retirement Income Security Act of 1974

ET Interstate	Energy Transfer Interstate Holdings, LLC

ETC FEP	ETC Fayetteville Express Pipeline, LLC

ETC OLP	La Grange Acquisition, L.P., which conducts business under the assumed name of Energy Transfer Company

ETC Tiger	ETC Tiger Pipeline, LLC

ETE Holdings	ETE Common Holdings, LLC, a wholly owned subsidiary of ETE

ETG	Energy Transfer Group, L.L.C.

ETP Class E Units	ETP’s Class E Units

ETP Class G Units	ETP’s Class G Units

ETP Class H Units	ETP’s Class H Units

ETP Class I Units	ETP’s Class I Units

ETP GP	Energy Transfer Partners GP, L.P., the general partner of ETP

ETP Holdco	ETP Holdco Corporation

ETP Holdco Transaction	ETE’s contribution of its interest in Southern Union into ETP Holdco in exchange for a 60% equity interest in ETP Holdco

ETP LLC	Energy Transfer Partners, L.L.C., the general partner of ETP GP

ETP Preferred Units	ETP’s Series A Convertible Preferred Units

Exchange Act	Securities Exchange Act of 1934

FASB	Financial Accounting Standards Board

FASB ASC	FASB Accounting Standards Codification

FEP	Fayetteville Express Pipeline LLC

FERC	Federal Energy Regulatory Commission

FGT	Florida Gas Transmission Company, LLC, which owns a natural gas pipeline system that originates in Texas and delivers natural gas to the Florida peninsula

Finance Company	AmeriGas Finance LLC, a wholly owned subsidiary of AmeriGas

GAAP	accounting principles generally accepted in the United States of America

Gulf States	Gulf States Transmission LLC, a wholly owned subsidiary of Regency

Heritage Holdings	Heritage Holdings, Inc.

HLPSA	Hazardous Liquid Pipeline Safety Act

HOLP	Heritage Operating, L.P.

HPC	RIGS Haynesville Partnership Co.

Inland	Inland Corporation

IPO	Initial Public Offering of common shares

IRS	Internal Revenue Service

LIBOR	London Interbank Offered Rate

LNG	Liquefied natural gas

Lone Star	Lone Star NGL LLC

LPG	liquefied petroleum gas

MACS	Mid-Atlantic Convenience Stores, LLC

MEP	Midcontinent Express Pipeline LLC

metric tonnes	a measurement of mass equal to 1,000 kilograms or 2,204.6 pounds

MGE	Missouri Gas Energy

MMBtu	million British thermal units

MMcf	million cubic feet

MTBE	Methyl tertiary butylether

NEG	New England Gas Company

NGA	Natural Gas Act of 1938

NGL or NGLs	natural gas liquid or natural gas liquids, such as propane, butane and natural gasoline

NGPA	Natural Gas Policy Act of 1978

NGPSA	Natural Gas Pipeline Safety Act of 1968, as amended

NYSE	New York Stock Exchange

OSHA	Federal Occupational Safety and Health Act

Panhandle	Panhandle Eastern Pipe Line Company, LP and its subsidiaries

PCB	polychlorinated biphenyl

PEPL	Panhandle Eastern Pipe Line Company, LP

PEPL Holdings	PEPL Holdings, LLC, a former wholly owned subsidiary of Southern Union, which owned the general partner and 100% of the limited partner interests in PEPL and merged with and into PEPL in January 2014

PES	Philadelphia Energy Solutions

PHMSA	Pipeline Hazardous Materials Safety Administration

PIPES Act	Pipeline Inspection, Protection, Enforcement, and Safety Act of 2006

Propane Business	ETP’s propane operations, consisting of HOLP and Titan

PSI Act	Pipeline Safety Improvement Act of 2002

PVR	PVR Partners, L.P.

PVR Acquisition	Regency’s merger with PVR, completed in March 2014

Ranch JV	Ranch Westex JV LLC

Regency GP	Regency GP LP, the general partner of Regency

Regency LLC	Regency GP LLC, the general partner of Regency GP

RIGS	Regency Intrastate Gas System

Sea Robin	Sea Robin Pipeline Company, LLC

SEC	Securities and Exchange Commission

Series A Preferred Units	ETE’s Series A Convertible Preferred Units

Southern Union	Southern Union Company, a former wholly owned subsidiary of ETP that merged with and into PEPL in January 2014

SUGS	Southern Union Gas Services

SUGS Contribution	The contribution by Southern Union of its interest in Southern Union Gathering Company, LLC and its subsidiaries, including SUGS, to Regency

Southern Union Merger	ETE’s acquisition of Southern Union, completed in March 2012

Southwest Gas	Pan Gas Storage, LLC

Sunoco Equity Offering	the purchase of $750 million of Sunoco common units by a group of private investors and ETE in an unregistered private placement

Sunoco Subordinated Units
Conversion	the conversion of all 10,939,436 Sunoco subordinated units into Sunoco common units on a one-for-one basis, effective as of November 30, 2015

Sunoco, Inc.	Sunoco, Inc.

Sunoco GP	Sunoco GP LLC, the general partner of Sunoco

Sunoco Merger	ETP’s merger with Sunoco, Inc., completed in October 2012

Sunoco Retail Acquisition	the contemplated acquisition by Sunoco from ETP of a 68.42% interest in Sunoco, LLC and a 100% interest in Sunoco Retail, LLC in exchange for approximately $2.226 billion in cash and Sunoco common units, which is expected to close in February 2016

SXL GP	Sunoco Partners LLC, the general partner of SXL

Susser	Susser Holdings Corporation

Titan	Titan Energy Partners, L.P.

Transwestern	Transwestern Pipeline Company, LLC

TRRC	Texas Railroad Commission

Trunkline	Trunkline Gas Company, LLC

WTI	West Texas Intermediate Crude

ANNEX E: SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(i)	Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(ii)	Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

(A)	Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

(B)	Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

(C)	Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

(D)	Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(iii)	In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(iv)	In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

Appraisal rights shall be perfected as follows:

(i)	If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(ii)

If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

ANNEX F: OPINION OF BARCLAYS CAPITAL INC.

745 Seventh Avenue New York, NY 10019 United States

September 28, 2015

Board of Directors

The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172

Members of the Board of Directors:

We understand that The Williams Companies, Inc., a Delaware corporation (the “Company”), intends to enter into a transaction (the “Proposed Transaction”) with Energy Transfer Equity, L.P., a Delaware limited partnership (“ETE”), pursuant to which, among other things, the Company will merge with and into Energy Transfer Corp LP, a Delaware limited partnership (“TopCo”), with TopCo surviving the merger and each of the shares of common stock, par value $1.00 per share of the Company outstanding immediately prior to the effective time of the consummation of the Proposed Transaction (other than common shares of the Company (1) owned by the Company as treasury stock, (2) owned by TopCo, (3) owned by a wholly owned subsidiary of the Company, TopCo or ETE and (4) owned by any holder who properly demands appraisal rights of such shares) (the “Company Shares”) will be converted, following the effectiveness of TopCo’s election to be classified as a corporation for U.S. federal income tax purposes, at the election of each holder of Company Shares but subject to proration as described in the Merger Agreement (as defined below), into the right to receive (A) either (i) 1.8716 common units of TopCo (“TopCo Shares”), or (ii) $8.00 in cash and 1.5274 TopCo Shares (the “Mixed Consideration”), or (iii) $43.50 in cash and (B) for each TopCo Share received as described in (A) above, one contingent consideration right (“CCR”) having the rights described in the CCR Agreement (as defined below). The election of holders of Company Shares described in (A) above will be subject to proration such that the aggregate cash consideration payable in the merger shall be $6.05 billion and the aggregate number of TopCo Shares issued to Company shareholders in the merger shall be 1,154,173,846. Each CCR will be stapled to and will trade with a TopCo Share and depending on the circumstances will result in one of (i) a payment to each CCR holder of, at ETE’s election, either cash or TopCo Shares, (ii) a relinquishment by TopCo to ETE of certain Class E common units and termination of the CCRs without any consideration, or (iii) termination of the CCRs without any consideration. In addition, immediately prior to the effective time of the merger, the Company will pay to stockholders of the Company a cash dividend in the amount of $0.10 per share of Company common stock (the “Special Dividend”), which is incremental to the Company’s ordinary course quarterly dividend payments. Pursuant to the Contribution, Conveyance and Assumption Agreement by and between TopCo, ETE and ETE Corp GP, LLC (the “Contribution Agreement”), immediately following the effective time of the merger, all the assets and liabilities of TopCo, which shall include the assets and liabilities of the Company immediately prior to the merger, shall be contributed to ETE in exchange for a number of newly issued Class E common units representing limited partner interests in ETE equal to the number of issued and outstanding TopCo Shares (the “Class E Issuance”). As a condition to the closing of the Proposed Transaction, the Company shall terminate the Agreement and Plan of Merger, dated May 12, 2015, by and among the Company, SCMS LLC, Williams Partners, L.P. (the “Partnership”) and WPZ GP LLC and pay the termination fee contemplated by that agreement (the transaction contemplated by such agreement, the “WPZ Transaction”). The terms and conditions of the Proposed Transaction are set forth in more detail in the Agreement and Plan of Merger dated September 28, 2015 by and among Energy Transfer Corp LP, ETE Corp GP, LLC, LE GP, LLC, Energy Transfer Equity GP, LLC, ETE and the Company (the “Merger Agreement”) and the Form of Contingent Consideration Rights Agreement by and among ETE, TopCo and the rights agent named therein (the “CCR Agreement”). The summary of the Proposed Transaction, including the CCRs, set forth above is qualified in its entirety by the terms of the Merger Agreement, the CCR Agreement and the Contribution Agreement.

We have been requested by the Board of Directors of the Company to render our opinion with respect to the fairness, from a financial point of view, to the Company’s stockholders of the consideration to be offered to such stockholders in the Proposed Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, the Company’s underlying business decision to proceed with or effect the Proposed Transaction or the likelihood of consummation of the Proposed Transaction. Our opinion does not address the relative merits of the Proposed Transaction as compared to any other transaction or business strategy in which the Company might engage. In addition, we express no opinion on, and our opinion does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the Proposed Transaction, or any class of such persons, relative to the consideration to be offered to the stockholders of the Company in the Proposed Transaction.

In arriving at our opinion, we reviewed and analyzed: (1) the Merger Agreement, and the specific terms of the Proposed Transaction; (2) the latest draft of the CCR Agreement; (3) the latest draft of the Contribution Agreement; (4) publicly available information concerning the Company and ETE that we believe to be relevant to our analysis, including the Company’s and its publicly traded subsidiary’s Annual Reports on Form 10-K for the fiscal year ended December 31, 2014 and Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2015 and June 30, 2015, and ETE’s and its publicly traded subsidiaries’ Annual Reports on Form 10-K for the fiscal year ended December 31, 2014 and Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2015 and June 30, 2015; (5) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company, including financial projections of the Company prepared by management of the Company; (6) financial and operating information with respect to the business, operations and prospects of ETE furnished to us by the Company and ETE, including financial projections of ETE prepared by management of ETE and reviewed and adjusted by management of the Company; (7) a trading history of the Company’s common stock and ETE units from September 25, 2005 to September 25, 2015, and a comparison of that trading history with those of other companies that we deemed relevant; (8) the Company’s and ETE’s dividend yield history from June 30, 2010 to June 16, 2015 and from June 16, 2015 to September 25, 2015, and a comparison of that dividend yield history with those of other companies that we deemed relevant; (9) a comparison of the historical financial results and present financial condition of the Company and ETE with each other and with those of other companies that we deemed relevant; (10) the results of efforts by the Company to solicit indications of interest from third parties with respect to a sale of the Company; (11) the potential tax and financial consequences on future TopCo dividends in both a full tax liability scenario as provided by the Company and a managed tax liability scenario as provided by ETE and confirmed by the Company; (12) the pro forma impact of the Proposed Transaction on the future financial performance of the combined company, including cost savings, operating, commercial and cost synergies, tax consequences resulting from the managed tax liability scenario, and other strategic benefits, expected by the management of the Company, to result from a combination of the businesses (together, the “Expected Benefits”); (13) published estimates of independent research analysts with respect to the future financial performance and price targets of ETE; (14) the relative contributions of the Company and ETE to the future financial performance of the combined company on a pro forma basis, including an evaluation of the pro forma dividends/distributions per share/unit and cash available for dividends/distributions per share/unit; and (15) alternatives available to the Company on a stand-alone basis to fund its future capital and operating requirements, including the Company’s announced agreement to buy the outstanding public common units of the Partnership. In addition, we have had discussions with the management of the Company and ETE concerning their respective and combined businesses, operations, assets, financial condition and prospects and have undertaken such other studies, analyses and investigations as we deemed appropriate.

In arriving at our opinion, we have assumed as a result of proration that all Company stockholders will receive the Mixed Consideration (the “Merger Consideration”) and the Special Dividend. We have also assumed that (i) the merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), (ii) the Contribution (as defined in the Merger Agreement) and the Class E Issuance will be treated as an exchange as described in Section 721(a) of the Code, and (iii) that there will be no subsequent sale or other transfer by ETE of the equity or assets contributed to ETE pursuant to the Contribution Agreement that would adversely affect TopCo or any holders of TopCo Shares. We have also assumed and relied upon the accuracy and completeness of the financial and other information used by us without any independent verification of such information (and have not assumed responsibility or liability for any independent verification of such information) and have further relied upon the assurances of the management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of the Company, upon the advice of the Company, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company and that the Company will perform substantially in accordance with such projections. With respect to the financial projections of ETE, upon the advice of the Company, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of ETE as to the future financial performance of ETE and that the adjustments by management of the Company to such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of management of the Company as to the future financial performance of ETE, and that ETE will perform substantially in accordance with such projections. Furthermore, upon the advice of and guidance from the Company, we have assumed that the amounts and timing of the Expected Benefits are reasonable and that the Expected Benefits will be realized in accordance with such estimates. We assume no responsibility for and we express no view as to any of the projections or estimates referred to in this paragraph or the assumptions on which they are based. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company or ETE and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter. We assume no responsibility for updating or revising our opinion based on events or circumstances that may occur after the date of this letter. We express no opinion as to (i) the prices at which Company Shares or ETE units would trade following the announcement of the Proposed Transaction, or TopCo Shares or ETE units would trade following the consummation of the Proposed Transaction; (ii) the credit rating of the Company or ETE at any time following the announcement or consummation of the Proposed Transaction; (iii) the dividend or distribution policy of ETE or TopCo at any time following the consummation of the Proposed Transaction, or (iv) the form or structure of the Proposed Transaction, including any tax attributes expected to apply to the combined company following the consummation of the Proposed Transaction, or any agreements or arrangements entered into in connection with or contemplated by, the Proposed Transaction. Our opinion should not be viewed as providing any assurance that the aggregate value of the Merger Consideration, including the TopCo Shares and the CCRs, to be held by the stockholders of the Company after the consummation of the Proposed Transaction will be in excess of the market value of common stock of the Company owned by such stockholders at any time prior to the announcement or consummation of the Proposed Transaction.

We have assumed that the executed CCR Agreement and the Contribution Agreement will conform in all material respects to the last drafts reviewed by us. In addition, we have assumed the accuracy of the representations and warranties contained in the Merger Agreement and all agreements related thereto. We do not express any opinion as to any tax or other consequences that might result from the Proposed Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that the Company has obtained such advice as it deemed necessary from qualified professionals.

Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the Merger Consideration to be offered to the stockholders of the Company in the Proposed Transaction is fair to such stockholders.

We have acted as financial advisor to the Company in connection with the Proposed Transaction and will receive fees for our services, a portion of which is payable upon rendering this opinion and a substantial portion of which is contingent upon the consummation of the Proposed Transaction. In addition, the Company has agreed to reimburse our expenses and indemnify us for certain liabilities that may arise out of our engagement. We have performed various investment banking and financial services for the Company and ETE in the past, and expect to perform such services in the future, and have received, and expect to receive, customary fees for such services. Specifically, since 2012, we have performed investment banking and financial services for the Company and its affiliates in connection with the following transactions: (i) the WPZ Transaction; (ii) the Company’s acquisition of 50% of the general partner interest and 55.1 million limited partner units in Access Midstream Partners, L.P. (“ACMP”) for $5.995 billion and the associated interim-liquidity facility in June 2014; (iii) the Company’s October 2014 merger with ACMP; (iv) the Company’s $1.9 billion notes offering in June 2014; (v) the Company’s $3.5 billion equity offering in June 2014; (vi) the Company’s sale to the Partnership of certain Canadian assets for $1.2 billion in February 2014; (vii) the Company’s $1.4 billion equity offering in December 2012; (viii) the Company’s $850 million senior notes offering in December 2012; (ix) the Company’s $850 million bridge loan in December 2012; (x) the Partnership’s $1.0 billion liquidity facility entered into in August 2015; (xi) the Partnership’s $3.0 billion notes offering in March 2015; (xii) the Partnership’s March 2015 common unit equity program of up to $1.0 billion; (xiii) the Partnership’s $1.5 billion liquidity facility entered into in February 2015; (xiv) the Partnership’s $1.2 billion equity offering in August 2013; (xv) ACMP’s $372 public offering on August 2013; (xvi) ACMP’s $359 million equity offering in March 2013; (xvii) ACMP’s $514 million equity offering in December 2012; and (xviii) certain other investment banking and financial services matters.

Further, since 2012, we have performed investment banking and financial services for ETE and its affiliates in connection with the following transactions: (1) ETE’s $700 million tack-on term loan entered into in May 2014; (2) ETE’s $900 million term loan entered into in November 2013; (3) ETE’s $450 million high yield senior debt offering in January 2013; (4) Energy Transfer Partners L.P.’s (“ETP”) acquisition of Regency Energy Partners LP in April 2015; (5) ETP’s December 2014 acquisition of an interest in the Bakken pipeline project from ETE in an asset swap; (6) ETP’s November 2014 “At-the-Market” equity offering program of up to $1.5 billion; (7) the approximately $800 million drop down of businesses from ETP to Susser Holdings Corporation in September 2014; (8) ETP’s acquisition of Susser Holdings Corporation in August 2014; (9) ETP’s $577 million equity offering in April 2013; (10) ETP’s $600 million block equity offering in June 2012; (11) ETP’s $590 million follow-on equity offering in November 2011; (12) Regency Energy Partner L.P.’s (“Regency”) $700 million offering of senior unsecured notes in October 2014; (13) Regency’s acquisition of assets relating to the Midstream business from Eagle Rock Energy Partners, L.P. in July 2014 and December 2013; (14) Regency’s exchange offer in July 2014 for Eagle Rock Energy Partners, L.P.’s 8.375% notes due 2019; (15) Regency’s $400 million equity offering program in June 2014; (16) Regency’s offering of $600 million 4.5% senior notes due 2023 in April 2013; (17) Regency’s $700 million senior notes offering in September 2012; (18) Regency’s $269 million and $209 million share follow-on offerings in March 2012 and October 2011 respectively; (19) Sunoco Logistics Partners L.P.’s August 2015 $1 billion equity offering program; (20) Sunoco Logistics Partners L.P.’s amended $2.5 billion credit facility entered into in March 2015; (21) Sunoco Logistics Partners

L.P.’s $564 million equity offering in March 2015 and $373 million follow-on offering in September 2014; (22) Sunoco Logistics Partners L.P.’s $1.0 billion senior notes offering in March 2014; (23) Sunoco Logistics Partners L.P.’s $200 million extension of its revolving credit facility in August 2013; (24) Sunoco LP’s $370 million equity offering in October 2014; (25) Sunoco LP’s acquisition of Aloha Petroleum, Ltd. in December 2014; (26) Sunoco LP’s IPO in September 2012; (27) Sunoco Logistics Partners L.P.’s $600 million loan facility in July 2011; and (28) certain other investment banking and financial services matters.

Barclays Capital Inc. and its affiliates engage in a wide range of businesses from investment and commercial banking, lending, asset management and other financial and non-financial services. In the ordinary course of our business, we and our affiliates may actively trade and effect transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of the Company and ETE for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments.

This opinion, the issuance of which has been approved by our Fairness Opinion Committee, is for the use and benefit of the Board of Directors of the Company and is rendered to the Board of Directors in connection with its consideration of the Proposed Transaction.

Very truly yours,

/s/ BARCLAYS CAPITAL INC.

BARCLAYS CAPITAL INC.

ANNEX G: OPINION OF LAZARD FRÈRES & CO.

Privileged & Confidential

September 28, 2015

The Board of Directors

The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Dear Members of the Board:

We understand that Energy Transfer Corp LP, a Delaware limited partnership (“TopCo”), ETE Corp GP, LLC, a Delaware limited liability company and the general partner of TopCo (“TopCo GP”), Energy Transfer Equity, L.P., a Delaware limited partnership (“Parent”), LE GP, LLC, a Delaware limited liability company and the general partner of Parent (“Parent GP”), Energy Transfer Equity GP, LLC, a Delaware limited liability company (“ETE GP”), and The Williams Companies, Inc., a Delaware corporation (the “Company”) propose to enter into an Agreement and Plan of Merger (the “Agreement”), pursuant to which, among other things (i) the Company will merge with and into TopCo (the “Merger”; the entity surviving the Merger being referred to as the “Surviving Entity”), (ii) Parent GP will merge with and into ETE GP, and (iii) all the assets and liabilities of the Surviving Entity (other than its membership interest in the GP Surviving Entity) shall be contributed to Parent in exchange for newly issued Class E common units (the “Parent Class E Units”) representing limited partner interests in Parent (the “Transaction”). We further understand that pursuant to the Agreement, prior to the consummation of the Merger, the Company will declare a special cash dividend in the amount of $0.10 per share payable to the holders of record of issued and outstanding shares of Company Common Stock (as defined below) immediately prior to the effective time of the Merger, payment of which shall be contingent on the consummation of the Merger (the “Pre-Merger Special Dividend”). As a result of the Merger, each issued and outstanding share of common stock, par value $1.00 per share, of the Company (“Company Common Stock”), other than Subsidiary-Owned Company Shares (as defined in the Agreement), shares of Company Common Stock directly owned by the Company, as treasury stock, or by TopCo, and shares of Company Common Stock owned by any holder who is entitled to demand and properly demands appraisal of such shares pursuant to, and who complies in all respects with, the provisions of Section 262 of the General Corporation Law of the State of Delaware (such holders, collectively, “Excluded Holders”), will be converted into the right to receive the Merger Consideration (as defined in the Agreement), which at the option of the holder thereof and subject to certain limitations and proration procedures set forth in the Agreement (as to which we express no opinion), shall be (a) 1.8716 common units representing limited partner interests in TopCo (“TopCo Common Shares”), with each TopCo Common Share having attached to it one contingent consideration right, which shall represent the right to receive a contingent payment in accordance with the terms and conditions of the CCR Agreement (as defined in the Agreement) (a “CCR”), (b) (A) 1.5274 TopCo Common Shares, with each TopCo Common Share having attached to it one CCR; and (B) $8.00 in cash, or (c) $43.50 in cash. The terms and conditions of the Transaction are more fully set forth in the Agreement.

You have requested our opinion as of the date hereof as to the fairness, from a financial point of view, to holders of Company Common Stock (other than Excluded Holders) of the Merger Consideration to be paid to such holders in the Transaction.

In connection with this opinion, we have:

(i)	Reviewed the financial terms and conditions of a draft, dated September 27, 2015, of the Agreement;

(ii)	Reviewed certain publicly available historical business and financial information relating to the Company and Parent;

The Board of Directors

The Williams Companies, Inc.

September 28, 2015

(iii)	Reviewed various financial forecasts and other data provided to us by Company management relating to the business of the Company, financial forecasts and other data provided to us by Parent GP relating to the business of Parent, financial forecasts and other data provided by Parent GP relating to the business of Parent as adjusted by Company management, and the projected synergies and other benefits, including the amount and timing thereof, anticipated by management of the Company and the management of Parent GP to be realized from the Transaction;

(iv)	Held discussions with members of the senior managements of the Company and Parent GP with respect to the businesses and prospects of the Company and Parent, respectively, and the projected synergies and other benefits anticipated by the managements of the Company and Parent GP to be realized from the Transaction;

(v)	Reviewed public information with respect to certain other companies in lines of business we believe to be generally relevant in evaluating the businesses of the Company and Parent, respectively;

(vi)	Reviewed the financial terms of certain business combinations involving companies in lines of business we believe to be generally relevant in evaluating the businesses of the Company and Parent, respectively;

(vii)	Reviewed historical stock prices and trading volumes of the Company Common Stock and Parent’s limited partnership units (the “Parent Common Shares”);

(viii)	Reviewed the potential pro forma financial impact of the Transaction on the Surviving Entity based on the financial forecasts referred to above relating to the Company and Parent; and

(ix)	Conducted such other financial studies, analyses and investigations, and reviewed such other documents, as we deemed appropriate.

We have assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. We have not conducted any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company, TopCo, Parent or any subsidiaries or other entities in which Parent, directly or indirectly, owns any interest (together with TopCo, TopCo GP, Parent, Parent GP and ETE GP, the “Parent Group”) or concerning the solvency or fair value of the Company or Parent Group, and we have not been furnished with any such valuation or appraisal. With respect to the financial forecasts utilized in our analyses, including those related to costs and synergies and other benefits anticipated by the managements of the Company and Parent GP to be realized from the Transaction, we have assumed, with the consent of the Company, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments as to the future financial performance of the Company and Parent, respectively and such synergies and other benefits. With respect to the forecasts of Parent, at the instruction of the Company, we have relied for purposes of our opinion and analysis on the forecasts provided by Parent GP, as adjusted by management of the Company. We assume no responsibility for and express no view as to any such forecasts (including the adjustments made by Company management to Parent GP’s forecasts for Parent) or the assumptions on which they are based, and have assumed with the consent of the Company that such synergies and benefits will be realized in the amounts and in the timeframe contemplated by such forecasts. In connection with our analysis, we have considered both a Surviving Entity managed tax forecast case, in which the tax attributes of the ETE group are managed to limit the corporate tax liability of the Surviving Entity, and a full tax case in which tax attributes of the ETE group are not managed to limit the Surviving Entity’s tax liabilities. However, with the Company’s consent, for purposes of our opinion, we have placed greater reliance upon the managed tax forecast case.

The Board of Directors

The Williams Companies, Inc.

September 28, 2015

Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof. We do not express any opinion as to the prices at which shares of the Company Common Stock, the TopCo Common Shares, the Parent Common Shares, the Parent Class E Units or the CCRs may trade at any time subsequent to the announcement of the Transaction. In addition, our opinion does not address the relative merits of the Transaction as compared to any other transaction or business strategy in which the Company might engage or the merits of the underlying decision by the Company to engage in the Transaction.

In rendering our opinion, we have assumed, with the consent of the Company, that the Transaction will be consummated on the terms described in the Agreement, without any waiver or modification of any material terms or conditions. For purposes of our analysis, we have assumed that the Pre-Merger Special Dividend will be declared by the Company and paid as contemplated by the Agreement. Representatives of the Company have advised us, and we have assumed, that the Agreement, when executed, will conform to the draft reviewed by us in all material respects. For purposes of our analysis, with the Company’s consent, we have assumed that the Merger Consideration payable in respect of each share of Company Common Stock (other than shares held by Excluded Holders) will consist of 1.5274 TopCo Common Shares, with each such share having one CCR attached thereto; and $8.00 in cash, as a result of the proration procedures set forth in the Agreement. We have further assumed for purposes of our opinion and analysis, with the Company’s consent, that subsequent to the consummation of the Transaction, there will be no sale or other transfer by Parent of the equity or assets contributed by the Company to Parent in consideration of the issuance of the Parent Class E Units that would adversely affect the Surviving Entity or holders of the TopCo Common Shares. We also have assumed, with the consent of the Company, that obtaining the necessary governmental, regulatory or third party approvals and consents for the Transaction will not have an adverse effect on the Company, the Parent Group or the Transaction. We do not express any opinion as to any tax or other consequences that might result from the Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that the Company obtained such advice as it deemed necessary from qualified professionals. We express no view or opinion as to any terms or other aspects (other than the Merger Consideration to the extent expressly specified herein) of the Transaction, including, without limitation, the form or structure of the Transaction or any agreements or arrangements entered into in connection with, or contemplated by, the Transaction. In addition, we express no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the Transaction, or class of such persons, relative to the Merger Consideration or otherwise.

Lazard Frères & Co. LLC (“Lazard”) is acting as financial advisor to the Company in connection with the Transaction and will receive a fee for such services, a portion of which has been payable since June 2015 as a monthly fee, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon the closing of the Transaction. In addition, in the ordinary course, Lazard and its affiliates and employees may trade securities of the Company, the Parent Group and certain of their respective affiliates for their own accounts and for the accounts of their customers, may at any time hold a long or short position in such securities, and may also trade and hold securities on behalf of the Company, the Parent Group and certain of their respective affiliates. The issuance of this opinion was approved by the Opinion Committee of Lazard.

Our engagement and the opinion expressed herein are for the benefit of the Board of Directors of the Company (in its capacity as such) and our opinion is rendered to the Board of Directors of the Company in connection with its evaluation of the Transaction. Our opinion is not intended to and does not constitute a recommendation to any stockholder or other person as to how such person should vote or act with respect to the Transaction or any matter relating thereto.

The Board of Directors

The Williams Companies, Inc.

September 28, 2015

Based on and subject to the foregoing, we are of the opinion that, as of the date hereof, the Merger Consideration to be paid to holders of Company Common Stock (other than Excluded Holders) in the Transaction is fair, from a financial point of view, to holders of Company Common Stock (other than Excluded holders).

Very truly yours,

LAZARD FRERES & CO. LLC

By	/s/ Albert Garner
Albert Garner
Vice Chairman, U.S. Investment Banking

PART II. OTHER INFORMATION

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 20. Indemnification of our General Partner’s Officers and Directors.

The section of the proxy statement/prospectus entitled “Additional Information About ETC—Description of Our Partnership Agreement—Indemnification” discloses that we will generally indemnify officers, directors and affiliates of our general partner to the fullest extent permitted by the law and subject to limitations in our partnership agreement against all losses, claims, damages or similar events and is incorporated herein by reference. Subject to any terms, conditions or restrictions set forth in the partnership agreement, Section 17-108 of the DRULPA empowers a Delaware limited partnership to indemnify and hold harmless any partner or other persons from and against all claims and demands whatsoever.

To the extent that the indemnification provisions of our partnership agreement purport to exclude indemnification for liabilities arising under the Securities Act, in the opinion of the Securities and Exchange Commission such indemnification is contrary to public policy and is therefore unenforceable.

Item 21. Exhibits.

See the Exhibit Index on the page immediately preceding the exhibits for a list of exhibits filed as part of this registration statement, which Exhibit Index is incorporated herein by reference.

Item 22. Undertakings.

(A) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial, bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser: if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(B)(1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(2) The undersigned registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(C) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(D) The undersigned registrant hereby undertakes to respond to requests for information that are incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(E) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on April 18, 2016.

Energy Transfer Corp LP

By: Energy Transfer Corp GP, LLC, its general partner

By: KLW LLC, its sole member

By:	/s/ Kelcy L. Warren
Kelcy L. Warren, sole member

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following person in the capacity and the date indicated.

Signature	Title	Date

/s/ Kelcy L. Warren Kelcy L. Warren	Sole Member of KLW LLC, as sole member of Energy Transfer Corp GP, LLC, the general partner of Energy Transfer Corp LP	April 18, 2016

Exhibit Index

Exhibit Number	Description

Energy Transfer Corp LP

2.1	Agreement and Plan of Merger, dated as of September 28, 2015, by and among, Energy Transfer Corp LP, Energy Transfer Corp GP, LLC, Energy Transfer Equity, L.P., LE GP, LLC, Energy Transfer Equity GP, LLC and The Williams Companies (included as Annex A to the proxy statement/prospectus, which is part of this registration statement) (schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K, but will be furnished supplementally to the SEC upon request)

Energy Transfer Equity, L.P.

2.2	Redemption and Transfer Agreement, by and between Energy Transfer Equity, L.P. and Energy Transfer Partners, L.P. dated November 19, 2013 (incorporated by reference to Exhibit 2.1 of ETE’s Form 8-K filed November 21, 2013)

2.3	Exchange and Repurchase Agreement, by and among Energy Transfer Partners, L.P., Energy Transfer Equity, L.P. and ETE Common Holdings, LLC, dated December 23, 2014 (incorporated by reference to Exhibit 10.1 of ETE’s Form 8-K filed December 23, 2014)

Energy Transfer Partners, L.P.

2.4	Purchase and Sale Agreement, by and between Southern Union Company, as Seller, Plaza Missouri Acquisition, Inc. and for certain limited purposes The Laclede Group, Inc., as Buyers, dated as of December 14, 2012 (incorporated by reference to Exhibit 10.1 of ETP’s Form 8-K filed December 17, 2012)

2.5	Purchase and Sale Agreement, by and between Southern Union Company, as Seller, Plaza Massachusetts Acquisition, Inc. and for certain limited purposes The Laclede Group, Inc., as Buyers, dated as of December 14, 2012 (incorporated by reference to Exhibit 10.2 of ETP’s Form 8-K filed December 17, 2012)

2.6	Contribution Agreement, dated as of February 27, 2013, by and among Southern Union Company, Regency Energy Partners LP, Regency Western G&P LLC, and for certain limited purposes, ETP Holdco Corporation, Energy Transfer Equity, L.P., Energy Transfer Partners, L.P. and ETC Texas Pipeline, Ltd. (incorporated by reference to Exhibit 2.1 of Southern Union’s Form 8-K filed February 28, 2013)

2.7	Agreement and Plan of Merger, dated as of October 9, 2013, by and among Regency Energy Partners LP, RVP LLC, Regency GP LP, PVR Partners, L.P. and PVR GP, LLC (incorporated by reference to Exhibit 2.1 of Regency’s Form 8-K filed October 10, 2013)

2.8	Amendment No. 1 to Agreement and Plan of Merger, dated as of November 7, 2013, by and among Regency Energy Partners LP, RVP LLC, Regency GP LP, PVR Partners, L.P. and PVR GP, LLC (incorporated by reference to Exhibit 2.1 of Regency’s Form 8-K filed November 8, 2013)

2.9	Contribution Agreement, dated as of December 23, 2013, by and among Regency Energy Partners LP, Regal Midstream LLC, and Eagle Rock Energy Partners, L.P. (incorporated by reference to Exhibit 2.1 of Regency’s Form 8-K filed December 24, 2013)

2.10	Agreement and Plan of Merger, dated as of April 27, 2014, by and among, Energy Transfer Partners, L.P., Drive Acquisition Corporation, Heritage Holdings, Inc., Energy Transfer Partners GP, L.P., Susser Holdings Corporation, and, for certain limited purposes set forth therein, Energy Transfer Equity, L.P. (incorporated by reference to Exhibit 2.1 of ETP’s Form 8-K filed April 28, 2014)

Exhibit Number	Description

2.11	Agreement and Plan of Merger, dated as of January 25, 2015, by and among Energy Transfer Partners, L.P., Energy Transfer Partners, GP, L.P., Regency Energy Partners LP, Regency GP LP and, solely for purposes of certain provisions therein, Energy Transfer Equity, L.P. (incorporated by reference to Exhibit 2.1 of ETP’s Form 8-K filed January 26, 2015)

2.12	Amendment No. 1 to Agreement and Plan of Merger, dated as of February 18, 2015, by and among Energy Transfer Partners, L.P., Energy Transfer Partners GP, L.P., Rendezvous I LLC, Rendezvous II LLC, Regency Energy Partners LP, Regency GP LP, ETE GP Acquirer LLC and, solely for purposes of certain provisions therein, Energy Transfer Equity, L.P. (incorporated by reference to Exhibit 2.2 of ETP’s Form 8-K filed February 19, 2015)

Sunoco Logistics Partners L.P.

2.13	Exchange Agreement, dated as of September 16, 2015, by and among Energy Transfer Partners, L.P., La Grange Acquisition, L.P., Sunoco Logistics Partners L.P., and Sunoco Pipeline L.P. (incorporated by reference to Exhibit 10.1 of SXL’s Form 8-K filed October 15, 2015)

Sunoco LP

2.14	Contribution Agreement, dated as of September 25, 2014, by and among Mid-Atlantic Convenience Stores, LLC, ETC M-A Acquisition LLC, Susser Petroleum Partners LP and Energy Transfer Partners, L.P. (incorporated by reference to Exhibit 2.1 of Sunoco’s Form 8-K filed October 1, 2014)

2.15	Contribution Agreement, dated as of March 23, 2015, by and among Sunoco, LLC, ETP Retail Holdings, LLC, Sunoco LP and Energy Transfer Partners, L.P. (incorporated by reference to Exhibit 2.1 of Sunoco’s Form 8-K filed March 23, 2015)

2.16	Contribution Agreement, dated as of July 14, 2015, by and among Susser Holdings Corporation, Heritage Holdings, Inc., ETP Holdco Corporation, Sunoco LP, Sunoco GP LLC and Energy Transfer Partners, L.P. (incorporated by reference to Exhibit 2.1 of Sunoco’s Form 8-K filed July 15, 2015)

2.17	Contribution Agreement, dated as of November 15, 2015, by and among Sunoco, LLC, Sunoco, Inc., ETP Retail Holdings, LLC, Sunoco LP, Sunoco GP LLC, and solely with respect to limited provisions therein, Energy Transfer Partners, L.P. (incorporated by reference to Exhibit 2.1 of Sunoco’s Form 8-K filed November 16, 2015)

Energy Transfer Corp LP

3.1+	Amended and Restated Certificate of Limited Partnership of Energy Transfer Corp LP, dated as of September 25, 2015

3.2	Form of First Amended and Restated Agreement of Limited Partnership of Energy Transfer Corp LP (included as Annex C to the proxy statement/prospectus)

Energy Transfer Equity, L.P.

3.3	Certificate of Conversion of Energy Transfer Company, L.P. (incorporated by reference to Exhibit 3.1 of ETE’s Form S-1 (file No. 333-128097) filed September 2, 2005)

3.4	Certificate of Limited Partnership of Energy Transfer Equity, L.P. (incorporated by reference to Exhibit 3.2 of ETE’s Form S-1 (File No. 333-128097) filed September 2, 2005)

3.5	Third Amended Restated Agreement of Limited Partnership of Energy Transfer Equity, L.P. dated February 8, 2006 (incorporated by reference to Exhibit 3.1 of ETE’s Form 8-K filed February 14, 2006)

Exhibit Number	Description

3.6	Amendment No. 1 to Third Amended and Restated Agreement of Limited Partnership of Energy Transfer Equity, L.P. dated November 1, 2006 (incorporated by reference to Exhibit 3.3.1 of ETE’s Form 10-K filed August 31, 2006)

3.7	Amendment No. 2 to Third Amended and Restated Agreement of Limited Partnership of Energy Transfer Equity, L.P. dated November 9, 2007 (incorporated by reference to Exhibit 3.3.2 of ETE’s Form 8-K filed November 13, 2007)

3.8	Amendment No. 3 to Third Amended and Restated Agreement of Limited Partnership of Energy Transfer Equity, L.P. dated as of May 26, 2010 (incorporated by reference to Exhibit 3.1 of ETE’s Form 8-K filed June 2, 2010)

3.9	Amendment No. 4 to Third Amended and Restated Agreement of Limited Partnership of Energy Transfer Equity, L.P. dated December 23, 2013 (incorporated by reference to Exhibit 3.1 of ETE’s Form 8-K filed December 27, 2013)

3.10	Amendment No. 5 to Third Amended and Restated Agreement of Limited Partnership of Energy Transfer Equity, L.P. dated as of March 8, 2016 (incorporated by reference to Exhibit 3.1 of ETE’s Form 8-K filed March 9, 2016)

3.11+	Form of Amendment No. 6 to Third Amended and Restated Agreement of Limited Partnership of Energy Transfer Equity, L.P.

Energy Transfer Partners, L.P.

3.12	Amended Certificate of Limited Partnership of Energy Transfer Partners, L.P. (incorporated by reference to Exhibit 3.3 of ETP’s Form 10-Q filed February 29, 2004)

3.13	Second Amended and Restated Agreement of Limited Partnership of Energy Transfer Partners, L.P. (formerly named Heritage Propane Partners, L.P.) dated July 28, 2009 (incorporated by reference to Exhibit 3.1 of ETP’s Form 8-K filed July 29, 2009)

3.14	Amendment No. 1 to the Second Amended and Restated Agreement of Limited Partnership of Energy Transfer Partners, L.P. dated March 26, 2012 (incorporated by reference to Exhibit 3.1 of ETP’s Form 8-K, filed March 28, 2012)

3.15	Amendment No. 2 to Second Amended and Restated Agreement of Limited Partnership of Energy Transfer Partners, L.P. dated October 5, 2012 (incorporated by reference to Exhibit 3.1 to ETP’s Form 8-K filed October 5, 2012)

3.16	Amendment No. 3 to the Second Amended and Restated Agreement of Limited Partnership of Energy Transfer Partners, L.P. dated April 15, 2013 (incorporated by reference to Exhibit 3.1 to ETP’s Form 8-K/A filed April 18, 2013)

3.17	Amendment No. 4 to the Second Amended and Restated Agreement of Limited Partnership of Energy Transfer Partners, L.P. dated April 30, 2013 (incorporated by reference to Exhibit 3.1 to ETP’s Form 8-K filed May 1, 2013)

3.18	Amendment No. 5 to the Second Amended and Restated Agreement of Limited Partnership of Energy Transfer Partners, L.P. dated October 31, 2013 (incorporated by reference to Exhibit 3.1 to ETP’s Form 8-K filed November 1, 2013)

3.19	Amendment No. 6 to the Second Amended and Restated Agreement of Limited Partnership of Energy Transfer Partners, L.P. dated February 19, 2014 (incorporated by reference to Exhibit 3.1 to ETP’s Form 8-K filed February 19, 2014)

3.20	Amendment No. 7 to the Second Amended and Restated Agreement of Limited Partnership of Energy Transfer Partners, L.P. dated March 3, 2014 (incorporated by reference to Exhibit 4.1 to ETP’s Form 8-K filed March 5, 2014)

Exhibit Number	Description

3.21	Amendment No. 8 to the Second Amended and Restated Agreement of Limited Partnership of Energy Transfer Partners, L.P. dated August 29, 2014 (incorporated by reference to Exhibit 3.1 to ETP’s Form 8-K filed August 29, 2014)

3.22	Amendment No. 9 to the Second Amended and Restated Agreement of Limited Partnership of Energy Transfer Partners, L.P. dated March 9, 2015 (incorporated by reference to Exhibit 3.1 of ETP’s Form 8-K filed March 10, 2015)

3.23	Amendment No. 10 to the Second Amended and Restated Agreement of Limited Partnership of Energy Transfer Partners, L.P. dated April 30, 2015 (incorporated by reference to Exhibit 3.1 of ETP’s Form 8-K filed April 30, 2015)

3.24	Amendment No. 11 to the Second Amended and Restated Agreement of Limited Partnership of Energy Transfer Partners, L.P. dated as of August 21, 2015 (incorporated by reference to Exhibit 3.1 of ETP’s Form 8-K filed August 27, 2015)

Sunoco Logistics Partners L.P.

3.25	Certificate of Limited Partnership of Sunoco Logistics Partners L.P. (incorporated by reference to Exhibit 3.1 of SXL’s Form S-1 (File No. 333-71968) filed October 22, 2001)

3.26	Third Amended and Restated Agreement of Limited Partnership of Sunoco Logistics Partners L.P. dated as of January 26, 2010 (incorporated by reference to Exhibit 3.1 of SXL’s Form 8-K filed January 28, 2010)

3.27	Amendment No. 1 to Third Amended and Restated Partnership Agreement of Sunoco Logistics Partners L.P. dated as of July 1, 2011 (incorporated by reference to Exhibit 3.1 of SXL’s Form 8-K filed July 5, 2011)

3.28	Amendment No. 2 to Third Amended and Restated Partnership Agreement of Sunoco Logistics Partners L.P. dated as of November 21, 2011 (incorporated by reference to Exhibit 3.1 of SXL Form 8-K filed November 28, 2011)

3.29	Amendment No. 3 to Third Amended and Restated Partnership Agreement of Sunoco Logistics Partners L.P. dated as of June 12, 2014 (incorporated by reference to Exhibit 3.1 of SXL’s Form 8-K filed June 17, 2014)

3.30	Amendment No. 4 to Third Amended and Restated Partnership Agreement of Sunoco Logistics Partners L.P. dated as of July 30, 2014 (incorporated by reference to Exhibit 3.1 of SXL’s Form 8-K filed August 4, 2014)

3.31	Amendment No. 5 to Third Amended and Restated Partnership Agreement of Sunoco Logistics Partners L.P. dated as of August 28, 2015 (incorporated by reference to Exhibit 3.2 of SXL’s Form 8-K filed September 1, 2015)

3.32	Amendment No. 6 to Third Amended and Restated Partnership Agreement of Sunoco Logistics Partners L.P. dated as of October 8, 2015 (incorporated by reference to Exhibit 3.1 of SXL’s Form 8-K filed October 15, 2015)

Sunoco LP

3.33	Certificate of Limited Partnership of Susser Petroleum Partners LP (incorporated by reference to Exhibit 3.1 of Sunoco’s registration statement on Form S-1 filed June 22, 2012)

3.34	Certificate of Amendment to the Certificate of Limited Partnership of Susser Petroleum Partners LP (incorporated by reference to Exhibit 3.1 to Sunoco’s Form 8-K filed October 28, 2014)

Exhibit Number	Description

3.35	First Amended and Restated Agreement of Limited Partnership of Susser Petroleum Partners LP, dated September 25, 2012 (incorporated by reference to Exhibit 3.1 to Sunoco’s Form 8-K filed September 25, 2012)

3.36	Amendment No. 1 to the First Amended and Restated Agreement of Limited Partnership of Susser Petroleum Partners LP dated October 27, 2014 (incorporated by reference to Exhibit 3.2 to Sunoco’s Form 8-K filed October 28, 2014)

3.37	Amendment No. 2 to the First Amended and Restated Agreement of Limited Partnership of Sunoco LP dated July 31, 2015 (incorporated by reference to Exhibit 3.1 of Sunoco’s Form 8-K filed August 6, 2015)

3.38	Amendment No. 3 to the First Amended and Restated Agreement of Limited Partnership of Sunoco LP dated January 1, 2016 (incorporated by reference to Exhibit 3.1 of Sunoco’s Form 8-K filed January 5, 2016)

Energy Transfer Equity, L.P.

4.1	Indenture dated September 20, 2010 between Energy Transfer Equity, L.P. and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.14 of ETE’s Form 8-K filed September 20, 2010)

4.2	First Supplemental Indenture dated September 20, 2010 between Energy Transfer Equity, L.P. and U.S. Bank National Association, as trustee (including form of the Notes) (incorporated by reference to Exhibit 4.15 of ETE’s Form 8-K filed September 20, 2010)

4.3	Second Supplemental Indenture dated December 20, 2011 between Energy Transfer Equity, L.P. and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.3 of ETE is Form S-3 filed November 14, 2013)

4.4	Second Supplemental Indenture dated February 16, 2012 between Energy Transfer Equity, L.P. and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 of ETE’s Form 8-K filed February 17, 2012)

4.5	Third Supplemental Indenture dated April 24, 2012 between Energy Transfer Equity, L.P. and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.2 of ETE’s Form 10-Q filed August 8, 2012)

4.6	Fourth Supplemental Indenture dated December 2, 2013 between Energy Transfer Equity, L.P. and U.S. Bank National Association, as trustee (including form of the Notes) (incorporated by reference to Exhibit 4.2 of ETE’s Form 8-K filed December 2, 2013)

4.7	Fifth Supplemental Indenture dated May 28, 2014 between Energy Transfer Equity, L.P. and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.2 of ETE’s Form 8-K filed May 28, 2014)

4.8	Sixth Supplemental Indenture dated May 28, 2014 between Energy Transfer Equity, L.P. and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.3 of ETE’s Form 8-K filed May 28, 2014)

4.9	Seventh Supplemental Indenture dated May 22, 2015 between Energy Transfer Equity, L.P. and U.S. Bank National Association, as trustee (including form of the Notes) (incorporated by reference to Exhibit 4.2 of ETE’s Form 8-K filed May 22, 2015)

Exhibit Number	Description

Energy Transfer Partners, L.P.

4.10	Indenture dated January 18, 2005 among Energy Transfer Partners, L.P., the subsidiary guarantors named therein and Wachovia Bank, National Association, as trustee (incorporated by reference to Exhibit 4.1 of ETP’s Form 8-K filed January 19, 2005)

4.11	First Supplemental Indenture dated January 18, 2005 among Energy Transfer Partners, L.P., the subsidiary guarantors named therein and Wachovia Bank, National Association, as trustee (incorporated by reference to Exhibit 4.2 of ETP’s Form 8-K filed January 19, 2005)

4.12	Second Supplemental Indenture dated February 24, 2005 among Energy Transfer Partners, L.P., the subsidiary guarantors named therein and Wachovia Bank, National Association (incorporated by reference to Exhibit 10.45 of ETP’s Form 10-Q filed February 28, 2005)

4.13	Fourth Supplemental Indenture dated June 29, 2006 among Energy Transfer Partners, L.P., the subsidiary guarantors named therein and Wachovia Bank, National Association, as trustee (incorporated by reference to Exhibit 4.13 of ETP’s Form 10-K filed August 31, 2006)

4.14	Fifth Supplemental Indenture dated October 23, 2006 among Energy Transfer Partners, L.P., the subsidiary guarantors named therein and Wachovia Bank, National Association, as trustee (incorporated by reference to Exhibit 4.1 of ETP’s Form 8-K filed October 25, 2006)

4.15	Sixth Supplemental Indenture dated March 28, 2008 between Energy Transfer Partners, L.P. and U.S. Bank National Association (as successor to Wachovia Bank, National Association), as trustee (incorporated by reference to Exhibit 4.2 of ETP’s Form 8-K filed March 28, 2008)

4.16	Seventh Supplemental Indenture dated December 23, 2008 between Energy Transfer Partners, L.P. and U.S. Bank National Association (as successor to Wachovia Bank, National Association), as trustee (incorporated by reference to Exhibit 4.2 of ETP’s Form 8-K filed December 23, 2008)

4.17	Eighth Supplemental Indenture dated April 7, 2009 between Energy Transfer Partners, L.P. and U.S. Bank National Association (as successor to Wachovia Bank, National Association), as trustee (incorporated by reference to Exhibit 4.2 of ETP’s Form 8-K filed April 7, 2009)

4.18	Ninth Supplemental Indenture, dated May 12, 2011 between Energy Transfer Partners, L.P. and U.S. Bank National Association (as successor to Wachovia Bank, National Association), as trustee (incorporated by reference to Exhibit 4.2 to ETP’s Form 8-K filed May 12, 2011)

4.19	Tenth Supplemental Indenture dated January 17, 2012 between Energy Transfer Partners, L.P. and U.S. Bank National Association (as successor to Wachovia Bank, National Association), as trustee (incorporated by reference to Exhibit 1.1 of ETP’s Form 8-K filed January 17, 2012)

4.20	Eleventh Supplemental Indenture dated January 22, 2013 between Energy Transfer Partners, L.P. and U.S. Bank National Association (as successor to Wachovia Bank, National Association), as trustee (incorporated by reference to Exhibit 4.2 of ETP’s Form 8-K filed January 22, 2013)

4.21	Twelfth Supplemental Indenture dated June 24, 2013 between Energy Transfer Partners, L.P. and U.S. Bank National Association (as successor to Wachovia Bank, National Association), as trustee (incorporated by reference to Exhibit 4.2 of ETP’s Form 8-K filed June 26, 2013)

4.22	Thirteenth Supplemental Indenture dated September 19, 2013 between Energy Transfer Partners, L.P. and U.S. Bank National Association (as successor to Wachovia Bank, National Association), as trustee (incorporated by reference to Exhibit 4.2 of ETP’s Form 8-K filed September 19, 2013)

4.23	Fourteenth Supplemental Indenture dated as of March 12, 2015 between Energy Transfer Partners, L.P. and U.S. Bank National Association (as successor to Wachovia Bank, National Association), as trustee (incorporated by reference to Exhibit 4.2 of ETP’s Form 8-K filed March 12, 2015)

Exhibit Number	Description

4.24	Fifteenth Supplemental Indenture dated as of June 23, 2015 between Energy Transfer Partners, L.P. and U.S. Bank National Association (as successor to Wachovia Bank, National Association), as trustee (incorporated by reference to Exhibit 4.3 of ETP’s Form 8-K filed June 18, 2015)

4.25	Indenture dated June 24, 2013 between Energy Transfer Partners, L.P. and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.3 of ETP’s Form 8-K filed June 26, 2013)

4.26	First Supplemental Indenture dated June 24, 2013 between Energy Transfer Partners, L.P. and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.4 of ETP’s Form 8-K filed June 26, 2013)

4.27	Second Amended and Restated Credit Agreement, dated October 27, 2011, among Energy Transfer Partners, L.P., the borrower, and Wachovia Bank, National Association, as administrative agent, LC issuer and swingline lender, Bank of America, N.A., as syndication agent, BNP Paribas, JPMorgan Chase Bank, N.A. and the Royal Bank of Scotland PLC, as co-documentation agents, and Citibank, N.A., Credit Suisse, Cayman Islands Branch, Deutsche Bank Securities, Inc., Morgan Stanley Bank, Suntrust Bank and UBS Securities, LLC, as senior managing agents, and the other lenders party hereto (incorporated by reference to Exhibit 10.1 of ETP’s Form 8-K filed November 2, 2011)

4.28	First Amendment to Second Amended and Restated Credit Agreement, dated November 19, 2013, among Energy Transfer Partners, L.P., Wells Fargo Bank, National Association, as administrative agent, and the other lenders party thereto (incorporated by reference to Exhibit 10.1 of ETP’s Form 8-K filed November 20, 2013)

4.29	Guarantee of Collection, made as of March 26, 2012, by Citrus ETP Finance LLC, to Energy Transfer Partners, L.P. under the Indenture dated as of January 18, 2005, as supplemented by the Tenth Supplemental Indenture dated as of January 17, 2012 (incorporated by reference to Exhibit 10.1 of ETP’s Form 8-K filed March 28, 2012)

4.30	Support Agreement, dated March 26, 2012, by and among PEPL Holdings, LLC, Energy Transfer Partners, L.P. and Citrus ETP Finance LLC (incorporated by reference to Exhibit 10.2 of ETP’s Form 8-K filed March 28, 2012)

4.31	Guarantee of Collection, made as of April 1, 2015, by ETP Retail Holdings, LLC, to Sunoco LP and Sunoco Finance Corp. (incorporated by reference to Exhibit 10.2 of ETP’s Form 8-K filed April 1, 2015)

4.32	Support Agreement, made as of April 1, 2015, by and among Sunoco, Inc. (R&M), Sunoco LP, Sunoco Finance Corp. and ETP Retail Holdings, LLC (incorporated by reference to Exhibit 10.3 of ETP’s Form 8-K filed April 1, 2015)

4.33	Support Agreement, made as of April 1, 2015, by and among Atlantic Refining & Marketing Corp., Sunoco LP, Sunoco Finance Corp. and ETP Retail Holdings, LLC (incorporated by reference to Exhibit 10.4 of ETP’s Form 8-K filed April 1, 2015)

4.34	Note Purchase Agreement, dated as of November 17, 2004, by and among Transwestern Pipeline Company, LLC and the Purchasers parties thereto (incorporated by reference to Exhibit 10.55 of ETP’s Form 10-Q filed May 31, 2007)

4.35	Amendment No. 1 to the Note Purchase Agreement, dated as of April 18, 2007, by and among Transwestern Pipeline Company, LLC and the Purchasers parties thereto (incorporated by reference to Exhibit 10.55.1 of ETP’s Form 10-Q filed May 31, 2007)

4.36	Note Purchase Agreement, dated as of May 24, 2007, by and among Transwestern Pipeline Company, LLC and the Purchasers parties thereto (incorporated by reference to Exhibit 10.6 of ETP’s Form 10-Q filed May 31, 2007)

Exhibit Number	Description

4.37	Note Purchase Agreement, dated December 9, 2009, by and among Transwestern Pipeline Company, LLC and the Purchasers parties thereto (incorporated by reference to Exhibit 10.1 of ETP’s Form 8-K filed December 14, 2009)

4.38	Indenture dated as of June 30, 2000 between Sunoco, Inc. and U.S. Bank National Association, as successor trustee to Citibank, N.A. (incorporated by reference to Exhibit 4.4 of ETP’s Form 8-K filed October 5, 2012)

4.39	First Supplemental Indenture dated October 5, 2012 among Energy Transfer Partners, L.P., Sunoco, Inc. and U.S. Bank National Association, as successor trustee to Citibank, N.A. (incorporated by reference to Exhibit 4.7 of ETP’s Form 8-K filed October 5, 2012)

4.40	Indenture dated May 15, 1994 between Sun Company, Inc. and U.S. Bank National Association, as successor trustee to Citibank, N.A. (incorporated by reference to Exhibit 4.8 of ETP’s Form 8-K filed October 5, 2012)

4.41	First Supplemental Indenture dated October 5, 2012 among Energy Transfer Partners, L.P., Sunoco, Inc. and U.S. Bank National Association, as successor trustee to Citibank, N.A. (incorporated by reference to Exhibit 4.9 of ETP’s Form 8-K filed October 5, 2012)

4.42	Indenture dated October 27, 2010 among Regency Energy Partners LP, Regency Energy Finance Corp., the guarantors party thereto and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 of Regency’s Form 8-K filed October 27, 2010)

4.43	Third Supplemental Indenture dated May 26, 2011 among Regency Energy Partners LP, Regency Energy Finance Corp., the guarantors party thereto and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.3 of Regency’s Form 8-K filed May 26, 2011)

4.44	Fifth Supplemental Indenture dated October 2, 2012 among Regency Energy Partners LP, Regency Energy Finance Corp., the guarantors party thereto and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.2 of Regency’s Form 8-K filed October 2, 2012)

4.45	Eleventh Supplemental Indenture dated as of April 30, 2015 by and among Regency Energy Partners LP, Regency Energy Finance Corp., the subsidiary guarantors party thereto, Energy Transfer Partners, L.P., as parent guarantor, and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 10.1 of ETP’s Form 8-K filed April 30, 2015)

4.46	Twelfth Supplemental Indenture dated as of August 10, 2015 by and among Energy Transfer Partners, L.P., Regency Energy Finance Corp. and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 10.1 of ETP’s Form 8-K filed August 13, 2015)

4.47	Indenture dated April 30, 2013 among Regency Energy Partners LP, Regency Energy Finance Corp., the guarantors party thereto and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.1 of Regency’s Form 8-K filed April 30, 2013)

4.48	Seventh Supplemental Indenture dated as of May 28, 2015 by and among Regency Energy Partners LP, Regency Energy Finance Corp., the subsidiary guarantors party thereto, Panhandle Eastern Pipe Line Company, LP, Energy Transfer Partners, L.P., as co-obligor, and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 10.1 of ETP’s Form 8-K filed June 1, 2015)

4.49	Eighth Supplemental Indenture dated as of August 10, 2015 by and among Energy Transfer Partners, L.P., Regency Energy Finance Corp. and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 10.2 of ETP’s Form 8-K filed August 13, 2015)

4.50	Indenture dated September 11, 2013 among Regency Energy Partners LP, Regency Energy Finance Corp., the guarantors party thereto and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.1 of Regency’s Form 8-K filed September 11, 2013)

Exhibit Number	Description

4.51	First Supplemental Indenture dated September 11, 2013 among Regency Energy Partners LP, Regency Energy Finance Corp., the guarantors party thereto and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.2 of Regency’s Form 8-K filed September 11, 2013)

4.52	Third Supplemental Indenture dated February 10, 2014 among Regency Energy Partners LP, Regency Energy Finance Corp., the guarantors party thereto and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.3 of Regency’s Form 8-K filed February 10, 2014)

4.53	Sixth Supplemental Indenture dated as of July 25, 2014 among Regency Energy Partners LP, Regency Energy Finance Corp., the guarantors party thereto and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.2 of Regency’s Form 8-K filed July 28, 2014)

4.54	Eighth Supplemental Indenture dated as of April 30, 2015 by and among Regency Energy Partners LP, Regency Energy Finance Corp., the subsidiary guarantors party thereto, Energy Transfer Partners, L.P., as parent guarantor, and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 10.4 of ETP’s Form 8-K filed April 30, 2015)

4.55	Ninth Supplemental Indenture dated as of August 10, 2015 by and among Energy Transfer Partners, L.P., Regency Energy Finance Corp. and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 10.3 of ETP’s Form 8-K filed August 13, 2015)

4.56	Indenture dated as of March 29, 1999 among CMS Panhandle Holding Company, Panhandle Eastern Pipe Line Company, LP and NBD Bank (the predecessor to Bank One Trust Company, National Association, J.P. Morgan Trust Company, National Association, The Bank of New York Trust Company, N.A. and The Bank of New York Mellon Trust Company, N.A.), as trustee (incorporated by reference to Exhibit 4(a) of Panhandle’s Form 10-Q filed May 14, 1999)

4.57	First Supplemental Indenture dated as of March 29, 1999 among CMS Panhandle Holding Company, Panhandle Eastern Pipe Line Company, LP and NBD Bank (the predecessor to Bank One Trust Company, National Association, J.P. Morgan Trust Company, National Association, The Bank of New York Trust Company, N.A. and The Bank of New York Mellon Trust Company, N.A.), as trustee (incorporated by reference to Exhibit 4(b) of Panhandle’s Form 10-Q filed May 14, 1999)

4.58	Fifth Supplemental Indenture dated as of October 26, 2007 between Panhandle Eastern Pipe Line Company, LP and the Bank of New York Trust Company, N.A. (now known as The Bank of New York Mellon Trust Company, N.A.), as trustee (incorporated by reference to Exhibit 4.1 of Panhandle’s Form 8-K filed October 29, 2007)

4.59	Form of Sixth Supplemental Indenture dated as of June 12, 2008 between Panhandle Eastern Pipe Line Company, LP and the Bank of New York Trust Company, N.A. (now known as The Bank of New York Mellon Trust Company, N.A.), as trustee (incorporated by reference to Exhibit 4.1 of Panhandle’s Form 8-K filed June 11, 2008)

4.60	Form of Seventh Supplemental Indenture to be dated June 2, 2009 between Panhandle Eastern Pipeline Company, LP and the Bank of New York Mellon Trust Company, N.A. (incorporated by reference to Exhibit 4.1 of Panhandle’s Form 8-K filed May 28, 2009)

4.61	Senior Debt Securities Indenture between Southern Union Company and The Chase Manhattan Bank (National Association), which changed its name to JP Morgan Chase Bank and then to JP Morgan Chase Bank, N.A., which was then succeeded to by The Bank of New York Trust Company, N.A., which changed its name to The Bank of New York Mellon Trust Company N.A., as trustee (incorporated by reference to Exhibit 4.1 of Southern Union’s Form 8-K filed February 15, 1994)

Exhibit Number	Description

4.62	Form of Supplemental Indenture No. 1 dated June 11, 2003 between Southern Union Company and JP Morgan Chase Bank, which changed its name to JP Morgan Chase Bank, N.A., the predecessor to The Bank of New York Trust Company, N.A., which changed its name to The Bank of New York Mellon Trust Company, N.A. (incorporated by reference to Exhibit 4.5 of Southern Union’s Form 8-A/A filed June 20, 2003)

4.63	Supplemental Indenture No. 2 dated February 11, 2005 between Southern Union Company and JP Morgan Chase Bank, N.A., the predecessor to The Bank of New York Trust Company, N.A., which changed its name to The Bank of New York Mellon Trust Company, N.A. (incorporated by reference to Exhibit 4.4 of Southern Union’s Form 8-A/A filed February 22, 2005)

4.64	Subordinated Debt Securities Indenture between Southern Union and The Chase Manhattan Bank (National Association), which changed its name to JP Morgan Chase Bank and then to JP Morgan Chase Bank, N.A., which was then succeeded to by The Bank of New York Trust Company, N.A., which changed its name to The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4-G of Southern Union’s Registration Statement on Form S-3 filed May 8, 1995)

4.65	Second Supplemental Indenture dated October 23, 2006 between Southern Union Company and The Bank of New York Trust Company, N.A., now known as The Bank of New York Mellon Trust Company, N.A. (incorporated by reference to Exhibit 4.1 of Southern Union’s Form 8-K/A filed October 24, 2006)

4.66	2006 Series A Junior Subordinated Notes Due November 1, 2066 dated October 23, 2006 (incorporated by reference to Exhibit 4.2 of Southern Union’s Form 8-K/A filed October 24, 2006)

Sunoco Logistics Partners L.P.

4.67	Indenture dated December 16, 2005 among Sunoco Logistics Partners Operations L.P., Sunoco Logistics Partners L.P., the subsidiary guarantors named therein and U.S. Bank National Association, as successor trustee (incorporated by reference to Exhibit 4.4 of SXL’s Form S-3 (File No. 333-130564) filed December 21, 2005)

4.68	First Supplemental Indenture dated as of May 8, 2006 by and among Sunoco Logistics Partners Operations L.P., Sunoco Logistics Partners L.P., Sunoco Partners Marketing & Terminals L.P., Sunoco Pipeline L.P. and Citibank, N.A., (incorporated by reference to Exhibit 1.3 of SXL’s Form 8-K filed May 8, 2006)

4.69	Third Supplemental Indenture dated as of February 12, 2010 by and among Sunoco Logistics Partners Operations L.P., Sunoco Logistics Partners L.P. and U.S. Bank National Association (incorporated by reference to Exhibit 1.2 of SXL’s Form 8-K filed February 12, 2010)

4.70	Fourth Supplemental Indenture dated as of February 12, 2010 by and among Sunoco Logistics Partners Operations L.P., Sunoco Logistics Partners L.P. and U.S. Bank National Association (incorporated by reference to Exhibit 1.3 of SXL’s Form 8-K filed February 12, 2010)

4.71	Fifth Supplemental Indenture dated as of August 2, 2011 by and among Sunoco Logistics Partners Operations L.P., Sunoco Logistics Partners L.P. and U.S. Bank National Association (incorporated by reference to Exhibit 1.2 of SXL’s Form 8-K filed August 2, 2011)

4.72	Sixth Supplemental Indenture dated as of August 2, 2011 by and among Sunoco Logistics Partners Operations L.P., Sunoco Logistics Partners L.P. and U.S. Bank National Association (incorporated by reference to Exhibit 1.3 of SXL’s Form 8-K filed August 2, 2011)

4.73	Seventh Supplemental Indenture dated January 10, 2013 among Sunoco Logistics Partners Operations L.P., Sunoco Logistics Partners L.P. and U.S. Bank National Association, as successor trustee (incorporated by reference to Exhibit 4.2 of SXL’s Form 8-K filed January 10, 2013)

Exhibit Number	Description

4.74	Eighth Supplemental Indenture dated January 10, 2013 among Sunoco Logistics Partners Operations L.P., Sunoco Logistics Partners L.P. and U.S. Bank National Association, as successor trustee (incorporated by reference to Exhibit 4.4 of SXL’s Form 8-K filed January 10, 2013)

4.75	Ninth Supplemental Indenture dated April 3, 2014 among Sunoco Logistics Partners Operations L.P., Sunoco Logistics Partners L.P. and U.S. Bank National Association, as successor trustee (incorporated by reference to Exhibit 4.2 of SXL’s Form 8-K filed April 3, 2014)

4.76	Tenth Supplemental Indenture dated April 3, 2014 among Sunoco Logistics Partners Operations L.P., Sunoco Logistics Partners L.P. and U.S. Bank National Association, as successor trustee (incorporated by reference to Exhibit 4.4 of SXL’s Form 8-K filed April 3, 2014)

4.77	Eleventh Supplemental Indenture dated as of November 17, 2014 by and among Sunoco Logistics Partners Operations L.P., Sunoco Logistics Partners L.P. and U.S. Bank National Association, as successor trustee (incorporated by reference to Exhibit 4.4 of SXL’s Form 8-K filed November 17, 2014)

4.78	Twelfth Supplemental Indenture dated as of November 17, 2015 by and among Sunoco Logistics Partners Operations L.P., Sunoco Logistics Partners L.P. and U.S. Bank National Association (incorporated by reference to Exhibit 4.2 of SXL’s Form 8-K filed November 17, 2015)

4.79	Thirteenth Supplemental Indenture dated as of November 17, 2015 by and among Sunoco Logistics Partners Operations L.P., Sunoco Logistics Partners L.P. and U.S. Bank National Association (incorporated by reference to Exhibit 4.4 of SXL’s Form 8-K filed November 17, 2015)

4.80	Unitholder Agreement dated as of October 8, 2015 between Energy Transfer Partners, L.P. and Sunoco Logistics Partners L.P. (incorporated by reference to Exhibit 10.2 of SXL’s Form 8-K filed October 2, 2015)

Sunoco LP

4.81	Indenture, dated as of April 1, 2015, by and among Sunoco LP, Sunoco Finance Corp., the Guarantors party thereto and U.S. Bank National Association, as Trustee (incorporated by reference to Exhibit 4.1 of Sunoco’s Form 8-K filed on April 2, 2015)

4.82	Indenture dated as of July 20, 2015 by and among Sunoco LP, Sunoco Finance Corp., the Guarantors party thereto and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 of Sunoco’s Form 8-K filed July 21, 2015)

5.1+	Opinion of Latham & Watkins LLP as to the legality of the ETC common shares being registered

5.2	Opinion of Richards, Layton & Finger, P.A. as to the legality of the contingent consideration rights being registered

8.1+	Opinion of Latham & Watkins LLP as to certain tax matters

8.2+	Opinion of Cravath, Swaine & Moore LLP as to certain tax matters

Energy Transfer Corp LP

10.1+	Form of Administrative Agreement

10.2+	Amended and Restated Commitment Letter, dated October 21, 2015, by and among Energy Transfer Equity and the commitment parties thereto

10.3	Amended and Restated Change-in-Control Severance Agreement between The Williams Companies, Inc. and certain executive officers (Tier I Executives) (incorporated by reference to Exhibit 10.14 of The Williams Companies, Inc.’s Form 10-K filed February 27, 2013)

10.4	Amended and Restated Change-in-Control Severance Agreement between The Williams Companies, Inc. and certain executive officers (Tier II Executives) (incorporated by reference to Exhibit 10.14 of The Williams Companies, Inc.’s Form 10-K filed February 27, 2012)

10.5+	Energy Transfer Corp LP 2016 Long-Term Incentive Plan

Exhibit Number	Description

Energy Transfer Equity, L.P.

10.6	Credit Agreement dated as of December 2, 2013 among Energy Transfer Equity, L.P., Credit Suisse AG, Cayman Islands Branch, as administrative agent, and the other lenders party thereto (incorporated by reference to Exhibit 10.1 of ETE’s Form 8-K filed December 2, 2013)

10.7	Senior Secured Term Loan Agreement dated as of December 2, 2013 among Energy Transfer Equity, L.P., Credit Suisse AG, Cayman Islands Branch, as administrative agent, and the other lenders party thereto (incorporated by reference to Exhibit 10.2 of ETE’s Form 8-K filed December 2, 2013)

10.8	Senior Secured Term Loan C Agreement, dated March 5, 2015 among Energy Transfer Equity, L.P., Credit Suisse AG, Cayman Islands Branch, as administrative agent, and the other lenders party thereto (incorporated by reference to Exhibit 10.1 of ETE’s Form 8-K filed March 9, 2015)

10.9	Second Amended and Restated Pledge and Security Agreement dated December 2, 2013 among Energy Transfer Equity, L.P., the other grantors named therein and U.S. Bank National Association, as collateral agent (incorporated by reference to Exhibit 10.3 of ETE’s Form 8-K filed December 2, 2013)

10.10	Energy Transfer Equity, L.P. Incremental Loan Agreement No. 1, dated April 16, 2014 (incorporated by reference to Exhibit 10.5 of ETE’s Form 10-Q filed August 7, 2014)

10.11	Amendment and Incremental Commitment Agreement No. 2, dated May 6, 2014 (incorporated by reference to Exhibit 10.6 of ETE’s Form 10-Q filed August 7, 2014)

10.12	Amendment and Incremental Commitment Agreement No. 3, dated February 10, 2015 among Energy Transfer Equity, L.P., Credit Suisse AG, Cayman Islands Branch, as administrative agent, and the other lenders party thereto (incorporated by reference to Exhibit 10.1 of ETE’s Form 8-K filed February 17, 2015)

10.13	Registration Rights Agreement, dated November 1, 2006, between Energy Transfer Equity, L.P. and Energy Transfer Investments, L.P. (incorporated by reference to Exhibit 10.38 of ETE’s Form 10-K filed November 29, 2006)

10.14	Registration Rights Agreement, dated November 27, 2006, by and among Energy Transfer Equity, L.P. and certain investors named therein (incorporated by reference to Exhibit 99.1 of ETE’s Form 8-K filed November 30, 2006)

10.15	Registration Rights Agreement, dated March 2, 2007, by and among Energy Transfer Equity, L.P. and certain investors named therein (incorporated by reference to Exhibit 99.1 of ETE’s Form 8-K filed March 5, 2007)

10.16	Registration Rights Agreement by and among Energy Transfer Equity, L.P. and Regency GP Acquirer, L.P., dated as of May 26, 2010 (incorporated by reference to Exhibit 4.1 of ETE’s Form 8-K filed June 2, 2010)

10.17	Registration Rights Agreement, dated April 30, 2013, by and between Energy Transfer Partners, L.P. and Energy Transfer Equity, L.P. (incorporated by reference to Exhibit 4.1 of ETE’s Form 8-K filed May 1, 2013)

10.18	Unitholder Rights and Restrictions Agreement, dated as of May 7, 2007, by and among Energy Transfer Equity, L.P., Ray C. Davis, Natural Gas Partners VI, L.P. and Enterprise GP Holdings, L.P. (incorporated by reference to Exhibit 10.45 of ETE’s Form 8-K filed May 7, 2007)

10.19	Letter Agreement, dated as of April 29, 2012, by and between Energy Transfer Partners, L.P. and Energy Transfer Equity, L.P. (incorporated by reference to Exhibit 10.1 of ETE’s Form 8-K filed May 1, 2012)

Exhibit Number	Description

10.20	First Amendment to the Services Agreement, dated April 30, 2013 and effective as of May 26, 2010, by and among Energy Transfer Equity, L.P., ETE Services Company LLC and Regency Energy Partners LP (incorporated by reference to Exhibit 10.1 of ETE’s Form 8-K filed May 1, 2013)

10.21	Second Amendment to the Shared Services Agreement dated as of April 30, 2013 by and between Energy Transfer Equity, L.P. and Energy Transfer Partners, L.P. (incorporated by reference to Exhibit 10.2 of ETE’s Form 8-K filed May 1, 2013)

10.22	Third Amendment to the Shared Services Agreement dated as of February 19, 2014 by and between Energy Transfer Equity, L.P. and Energy Transfer Partners, L.P. (incorporated by reference to Exhibit 10.1 of ETE’s Form 8-K filed February 19, 2014)

10.23	Exchange and Redemption Agreement by and among Energy Transfer Partners, L.P., Energy Transfer Equity, L.P. and ETE Common Holdings, LLC dated August 7, 2013 (incorporated by reference to Exhibit 10.1 of ETE’s Form 8-K filed August 8, 2013)

10.24	Class D Unit Agreement dated as of December 23, 2010 by and between Energy Transfer Equity, L.P. and Jamie Welch (incorporated by reference to Exhibit 10.1 of ETE’s Form 8-K, filed December 27, 2013)

10.25	Energy Transfer Equity, L.P. Long-Term Incentive Plan (incorporated by reference to Exhibit 10.25 of ETE’s Form S-1 (File No. 333-128097) filed December 20, 2005)

10.26	Form of Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 10.26 of ETE’s Form S-1 (File No. 333-128097) filed December 20, 2005)

10.27	LE GP, LLC Outside Director Compensation Policy (incorporated by reference to Exhibit 99.1 of ETE’s Form 8-K filed December 26, 2006)

10.28	Retention Agreement by and among Energy Transfer Equity, L.P. and Thomas P. Mason dated February 24, 2016 (incorporated by reference to Exhibit 10.21 of ETE’s Form 10-K filed February 29, 2016)

Energy Transfer Partners, L.P.

10.29	Redemption Agreement, dated September 14, 2006, between Energy Transfer Partners, L.P. and CCE Holdings, LLC (incorporated by reference to Exhibit 10.2 of ETP’s Form 8-K filed September 18, 2006)

10.30	Letter Agreement, dated September 14, 2006, between Energy Transfer Partners, L.P. and Southern Union Company (incorporated by reference to Exhibit 10.3 of ETP’s Form 8-K filed September 18, 2006)

10.31	Cushion Gas Litigation Agreement dated January 26, 2005 among AEP Energy Services Gas Holding Company II, L.L.C. and HPL Storage LP, as Sellers, and LaGrange Acquisition, L.P., as Buyer, and AEP Asset Holdings LP, AEP Leaseco LP, Houston Pipe Line Company, LP and HPL Resources Company LP, as Companies (incorporated by reference to Exhibit 10.2 of ETP’s Form 8-K filed February 1, 2005)

10.32	Energy Transfer Partners, L.P. Amended and Restated 2004 Unit Plan (incorporated by reference to Exhibit 10.6.6 of ETP’s Form 10-Q filed June 30, 2008)

10.33	Energy Transfer Partners, L.P. Second Amended and Restated 2008 Long Term Incentive Plan (incorporated by reference to Exhibit A of ETP’s Definitive Proxy Statement on Schedule 14A filed October 24, 2014)

10.34	Energy Transfer Partners Deferred Compensation Plan (incorporated by reference to Exhibit 10.1 of ETP’s Form 8-K filed March 31, 2010)

Exhibit Number	Description

10.35	Form of Grant Agreement under the Energy Transfer Partners, L.P. Amended and Restated 2004 Unit Plan and the Energy Transfer Partners, L.P. 2008 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 of ETP’s Form 8-K filed November 1, 2004)

10.36	Energy Transfer Partners, L.P. Annual Bonus Plan (incorporated by reference to Exhibit 10.2 of ETP’s Form 10-Q filed August 7, 2014

10.37	Energy Transfer Partners, L.L.C. Annual Bonus Plan effective January 1, 2014 (incorporated by reference to Exhibit 10.2 of ETP’s Form 10-Q filed August 7, 2014)

10.38	Second Amended and Restated Credit Agreement dated October 27, 2011, among Energy Transfer Partners, L.P., the borrower, and Wachovia Bank, National Association, as administrative agent, LC issuer and swingline lender, Bank of America, N.A., as syndication agent, BNP Paribas, JPMorgan Chase Bank, N.A. and the Royal Bank of Scotland PLC, as co-documentation agents, and Citibank, N.A., Credit Suisse, Cayman Islands Branch, Deutsche Bank Securities, Inc., Morgan Stanley Bank, Suntrust Bank and UBS Securities, LLC, as senior managing agents, and other lenders party hereto (incorporated by reference to Exhibit 10.1 of ETP’s Form 8-K filed November 2, 2011)

Sunoco Logistics Partners L.P.

10.39	$2,500,000,000 Amended and Restated Credit Agreement, dated as of March 20, 2015, among Sunoco Logistics Partners Operations L.P., as the Borrower; Sunoco Logistics Partners L.P., as the Guarantor; Citibank, N.A., as Administrative Agent, Swingline Lender and a L/C Issuer; and the other LC Issuers and Lenders party thereto (incorporated by reference to Exhibit 10.1 of SXL’s Form 10-Q filed May 7, 2015)

10.40	Amendment No. 1 to the $2,500,000,000 Amended and Restated Credit Agreement, dated as of June 29, 2015, among Sunoco Logistics Partners Operations L.P., as the Borrower; Sunoco Logistics Partners L.P., as the Guarantor; Citibank, N.A., as Administrative Agent, Swing Line Lender and a L/C Issuer; and the other LC Issuers and Lenders party thereto (incorporated by reference to Exhibit 10.1 of SXL’s Form 10-Q filed August 6, 2015)

Sunoco LP

10.41	Credit Agreement among Susser Petroleum Partners LP, as the Borrower, the lenders from time to time party thereto and Bank of America, N.A., as Administrative Agent, Collateral Agent, Swingline Lender and an LC Issuer, dated September 25, 2014 (incorporated by reference to Exhibit 10.1 of Sunoco’s Form 8-K filed October 1, 2014)

10.42	First Amendment to Credit Agreement and Increase Agreement by and among Sunoco LP, Bank of America, N.A., as Administrative Agent, Collateral Agent, Swingline Lender and an LC Issuer, and the financial institutions parties thereto, dated April 10, 2015 (incorporated by reference to Exhibit 10.1 of Sunoco’s Form 8-K filed April 13, 2015)

10.43	Second Amendment to Credit Agreement, dated as of December 2, 2015, by and among Sunoco LP, Bank of America, N.A. and the financial institutions parties thereto as Lenders (incorporated by reference to Exhibit 10.1 of Sunoco’s Form 8-K filed December 8, 2015)

10.44	Registration Rights Agreement, dated as of December 3, 2015, by and among Sunoco LP and the purchasers named on Schedule A thereto (incorporated by reference to Exhibit 4.1 of Sunoco’s Form 8-K filed December 8, 2015)

Exhibit Number	Description

Other Exhibits

21.1+	List of Subsidiaries of Energy Transfer Corp LP

23.1	Consent of Grant Thornton LLP related to Energy Transfer Corp LP

23.2	Consent of Grant Thornton LLP related to Energy Transfer Equity, L.P.

23.3	Consent of Ernst & Young LLP related to Susser Holdings Corporation

23.4	Consent of Ernst & Young LLP related to Sunoco LP

23.5	Consent of Ernst & Young LLP related to The Williams Companies, Inc.

23.6	Consent of Deloitte & Touche LLP related to Gulfstream Natural Gas System, L.L.C.

23.7	Consent of PricewaterhouseCoopers LLP related to Access Midstream Partners, L.P.

23.8+	Consent of Latham & Watkins LLP (contained in Exhibit 5.1)

23.9	Consent of Richards, Layton & Finger, P.A. (contained in Exhibit 5.2)

23.10+	Consent of Latham & Watkins LLP (contained in Exhibit 8.1)

23.11+	Consent of Cravath, Swaine & Moore LLP (contained in Exhibit 8.2)

23.12+	Consent of Director Nominee (McReynolds)

23.13+	Consent of Director Nominee (Long)

23.14+	Consent of Director Nominee (McCrea)

23.15+	Consent of Director Nominee (Mason)

23.16+	Consent of Director Nominee (Bryant)

23.17+	Consent of Director Nominee (Anbouba)

23.18+	Consent of Director Nominee (Yzaguirre)

99.1	Report of Independent Registered Public Accounting Firm—Ernst & Young LLP opinion on consolidated financial statements of Susser Holdings Corporation

99.2	Report of Independent Registered Public Accounting Firm—Ernst & Young LLP opinion on consolidated financial statements of Sunoco LP

99.3+	Form of Proxy Card

99.4+	Consent of Lazard Frères & Co.

99.5+	Consent of Barclays Capital Inc.

+	Previously filed.